Form 20-F
period 2018-12-31
iQIYI, Inc.
filed 2019-03-15
CIK 1722608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-38431

iQIYI, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

.

Cayman Islands

(Jurisdiction of incorporation or organization)

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Xiaodong Wang, Chief Financial Officer

E-mail: wangxiaodong@qiyi.com

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District

Beijing 100080, People’s Republic of China

Telephone: +86 10-6267-7171

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing seven Class A ordinary shares, par value US$0.00001 per share	Nasdaq Global Market
Class A ordinary shares, par value US$0.00001 per share*	Nasdaq Global Market

(1)	*Not for trading, but only in connection with the listing on the Nasdaq Global Market of our American depositary shares, each representing seven Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, there were 5,075,817,301 ordinary shares outstanding, being the sum of 2,199,425,905 Class A ordinary shares (excluding 381,524,626 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 2,876,391,396 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days .☒Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•	“ACGN” refers to anime, comic, games and light novels;
•	“ADSs” refers to our American depositary shares, each of which represents seven Class A ordinary shares;
•	“AI” refers to artificial intelligence;
•	“Baidu” refers to Baidu, Inc., our parent company and controlling shareholder;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
•	“IP” refers to intellectual property;
•	“IT” refers to information technology;
•

“mobile DAUs,” for our iQIYI platform, refers to the number of unique mobile devices that have accessed our platform through our iQIYI mobile app at least once during a day. Our mobile DAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device as a separate user for purposes of calculating mobile DAUs, although it is possible that some people may use more than one mobile device and multiple people may share one mobile device to access our platform;

•

“mobile MAUs,” for our iQIYI platform, refers to the number of unique mobile devices that have accessed our platform through our iQIYI mobile app at least once during a month. Our mobile MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device as a separate user for purposes of calculating mobile MAUs, although it is possible that some people may use more than one mobile device and multiple people may share one mobile device to access our platform;

•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.00001 per share;
•

“subscribing members,” refers to the individuals who purchased our monthly, quarterly or annual membership packages, including individuals with trial membership, and excluding individuals who pay for video on-demand services, sports paid content, online literature, comics and online games;

•	“total user time spent,” for our iQIYI platform, refers to the cumulative amount of time our video content is played through PC, mobile and smart TV devices during a given period of time;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•	“video views” refers to the number of times a video is launched on our platform, regardless of time spent viewing the video;
•	“WAP” refers to wireless application protocol; and
•

“we,” “us,” “our company” and “our” refer to iQIYI, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its consolidated affiliated entities in the PRC.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2018.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;
•	our ability to retain and increase the number of users, members and advertising customers, and expand our service offerings;
•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	competition in our industry;
•	relevant government policies and regulations relating to our industry;
•	general economic and business conditions globally and in China; and
•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flows data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of comprehensive loss data for the year ended December 31, 2015, selected consolidated balance sheet data as of December 31, 2015 and 2016 and selected consolidated cash flow data for the year ended December 31, 2015 have been derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2014, as such information cannot be provided on a stand-alone and U.S. GAAP basis without unreasonable effort or expense. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Starting from January 1, 2018, we adopted a new revenue accounting standard ASC topic 606 (“ASC 606”), Revenue from Contracts with Customers, which reclassifies value added taxes (“VAT”) from cost of revenues to net against revenues among other changes. The consolidated statements of comprehensive loss data for the year ended December 31, 2018 presented below have been prepared in accordance with ASC 606 and is net of VAT of RMB1,457.8 million (US$212.0 million), while the consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017 presented below have been prepared in accordance with the legacy revenue accounting standard ASC topic 605 (“ASC 605”), Revenue Recognition, and, unlike the consolidated statement of comprehensive loss data for the year ended December 31, 2018, is not net of VAT of RMB630.8 million and RMB981.6 million, respectively.

	For the year ended December 31,
	2015(1)	2016(1)	2017(1)	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Total revenues	5,318,584	11,237,407	17,378,350	24,989,116	3,634,516
Operating costs and expenses:
Cost of revenues(2)	(6,041,764)	(11,436,595)	(17,386,563)	(27,132,811)	(3,946,304)
Selling, general and administrative(2)	(1,204,464)	(1,765,824)	(2,674,990)	(4,167,889)	(606,194)
Research and development(2)	(499,957)	(824,482)	(1,269,806)	(1,994,652)	(290,110)
Total operating costs and expenses	(7,746,185)	(14,026,901)	(21,331,359)	(33,295,352)	(4,842,608)
Operating loss	(2,427,601)	(2,789,494)	(3,953,009)	(8,306,236)	(1,208,092)
Total other (expenses)/income, net	(136,345)	(271,440)	208,512	(676,194)	(98,347)
Loss before income taxes	(2,563,946)	(3,060,934)	(3,744,497)	(8,982,430)	(1,306,439)
Income tax (expense)/benefit	(11,166)	(13,088)	7,565	(78,801)	(11,461)
Net loss	(2,575,112)	(3,074,022)	(3,736,932)	(9,061,231)	(1,317,900)
Less: Net income attributed to non-controlling interests	—	—	—	48,545	7,061
Accretion of redeemable convertible preferred shares	(2,342,385)	(4,874,739)	5,073,140	(298,990)	(43,486)
Extinguishment and reissuance of Series B preferred shares	—	—	(363,279)	—	—
Net (loss)/income attributable to ordinary shareholders	(4,917,497)	(7,948,761)	972,929	(9,408,766)	(1,368,447)
Net (loss)/earnings per ordinary share:
Basic	(14.36)	(23.20)	0.30
Diluted	(14.36)	(23.20)	(1.15)
Net loss per Class A and Class B ordinary share(3):
Basic				(2.43)	(0.35)
Diluted				(2.43)	(0.35)
Net loss per ADS:
Basic				(17.01)	(2.45)
Diluted				(17.01)	(2.45)
Shares used in net (loss)/ earnings per ordinary share computation:
Basic	342,548,237	342,548,237	342,548,237
Diluted	342,548,237	342,548,237	3,243,147,261
Shares used in net (loss)/ earnings per Class A and Class B ordinary share computation:
Basic				3,867,931,786	3,867,931,786
Diluted				3,867,931,786	3,867,931,786

Notes:

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.
(2)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	For the year ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,837	9,479	34,895	83,351	12,123
Selling, general and administrative	21,330	30,447	130,994	368,598	53,610
Research and development	17,027	22,466	67,535	104,262	15,164
Total	44,194	62,392	233,424	556,211	80,897

(3)

Our ordinary shares are comprised of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted income (loss) per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,588,739	964,207	733,010	4,586,405	667,065
Restricted cash	—	—	—	2,174,042	316,201
Short-term investments	160,000	902,978	779,916	6,061,832	881,657
Total current assets	4,473,910	5,154,305	5,700,528	19,853,443	2,887,563
Total assets	10,424,986	13,631,636	20,200,899	44,759,698	6,510,027
Total current liabilities	5,862,949	11,889,853	11,625,612	19,812,356	2,881,587
Total liabilities	5,877,095	11,897,142	11,918,299	26,604,135	3,869,410
Total mezzanine equity	12,164,428	17,039,167	22,601,664	—	—
Total shareholders’ (deficit)/equity	(7,616,537)	(15,304,673)	(14,319,064)	18,155,563	2,640,617

The following table presents our selected consolidated cash flow data for the years indicated.

	For the year ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	1,070,770	2,612,121	4,011,784	2,884,186	419,489
Net cash used for investing activities	(3,133,375)	(6,663,100)	(10,660,674)	(20,949,094)	(3,046,918)
Net cash (used in)/provided by financing activities	(131,708)	3,411,766	6,561,110	23,474,959	3,414,292
Effect of exchange rate changes on cash, cash equivalents and restricted cash	71,951	14,681	(143,417)	617,386	89,791
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,122,362)	(624,532)	(231,197)	6,027,437	876,654
Cash, cash equivalents and restricted cash at the beginning of the period	3,711,101	1,588,739	964,207	733,010	106,612
Cash, cash equivalents and restricted cash at the end of the period	1,588,739	964,207	733,010	6,760,447	983,266

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have incurred net losses since our inception and may continue to incur losses in the future.

We incurred net losses since our inception, including net losses in the amount of RMB3.1 billion, RMB3.7 billion, and RMB9.1 billion (US$1.3 billion) in 2016, 2017 and 2018, respectively, primarily due to significant content and bandwidth costs. Between 2017 and 2018, our net margin deteriorated from negative 22.8% to negative 36.3%, which was the net margin after the deduction of value added-taxes in 2017 total revenues resulting from the adoption of ASC 606. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues depend on the increased number of subscribing members and advertising customers’ allocation of more budget to internet video streaming platforms. In addition, our users’ willingness to pay and subscribe to our content depends on the quality and breadth of our content offerings and availability of alternative entertainment content offerings. The production and procurement of content, as well as bandwidth, have historically accounted for the majority of our cost of revenues. We expect our costs to increase on an absolute basis as traffic to our platform grows, users of our platform increase, the resolution of our videos increases and as we produce and acquire more content to enrich user experience. Producing high-quality, popular original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. The market prices for professionally-produced content, especially popular TV series and movies, have increased significantly in China during the past few years and may continue to increase in the foreseeable future. Between 2017 and 2018, our cost of revenues increased significantly by 56.1% from RMB17.4 billion to RMB27.1 billion (US$3.9 billion), outpacing the growth rate of our total revenues. If we cannot successfully offset our increased costs with a significant increase in total revenues, our financial condition and results of operations may be materially and adversely affected. We may continue to incur net losses in the foreseeable future due to our continued investments in content and technology. We may also continue to incur net losses in the foreseeable future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner. It is not possible for us to accurately predict when we will be able to achieve profitability.

If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to maintain and grow user time spent on our platform. To attract and retain users and compete against our competitors, we must continue to offer high-quality content, especially popular original content, in a cost effective manner, which provides our users with a superior online entertainment experience. To this end, we must continue to produce new original content and source new professionally produced or partner-generated and user-generated content in a cost effective manner. Given that we operate in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users, control our costs in doing so or fail to deliver superior user experience, we may suffer from reduced user traffic, and our business, financial condition and results of operations may be materially and adversely affected. Various phases of our original content production are outsourced to our content production partners. If they fail to generate quality content satisfactory to our demands or provide services upon terms commercially acceptable to us, we may be unable to provide high-quality original content offerings to our users.

We rely on our in-house team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. We face fierce competition for qualified personnel in a limited pool of high-quality creative talent. Our competitors include well-capitalized companies that are capable of offering compensation packages more attractive to talents. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted. Any deterioration in our in-house content production capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results. If we are unable to offer popular original content that meets user tastes and preferences in a cost effective manner, our user experience may be adversely affected, we may suffer from reduced user traffic and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to procure content from content providers upon terms acceptable to us, our business may be materially and adversely affected.

Our ability to provide our users with high-quality, popular content depends in part on our ability to procure content from studios and other content providers, as well as distributors and other licensors of content. We typically enter into license and sub-license agreements with third-party content providers and other IP holders. The license periods and the terms and conditions of such licenses vary. If content providers and other rights holders are no longer willing or able to license content to us upon terms acceptable to us, or, in the case where we obtained the right to distribute content through sub-license agreements, if the licensors lose their right to sub-license such content to us, our ability to offer content to our users will be adversely affected and/or our cost could further increase. For content sub-licensed and currently being showcased on our platform, we may be forced to remove such content as a result of our licensor’s disputes with the original content provider, which may result in loss of user traffic and revenues. If we fail to remove such content in a timely manner, we may become the subject of adverse legal actions from the original content provider. As competition intensifies, we may see the cost of licensed content increase. As we seek to differentiate our service, we are increasingly focused on securing rights other than merely distribution and online streaming rights. We also acquire other forms of copyright such as rights to adapt the original content into online games, films, drama series, animation and other entertainment formats. We focus on offering an overall mix of content that appeals to our users in a cost efficient manner. If we do not maintain a compelling mix of content, our user acquisition and retention may be adversely affected.

If our efforts to retain members and attract new members are not successful, our business and results of operations will be materially and adversely affected.

We have experienced significant membership growth over the past several years. Our ability to continue to retain members and attract new members will depend in part on our ability to consistently provide our members with compelling content choices, as well as a quality experience for selecting and viewing video content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors may adversely impact our ability to attract and retain members. If we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by our members, we may not be able to attract and retain members. Many of our members originate from organic growth. If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and/or grow our membership revenues will be adversely affected. Members may cancel or decide not to renew our service for many reasons, including a perception that they do not use the service sufficiently, payment inconveniences, the need to cut household expenses, availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must retain existing members and continually attract new members to increase our membership base. If we are unable to successfully compete with current and new competitors in both retaining our existing members and attracting new members, our business will be adversely affected. Further, if an excessive number of members cancel or opt not to renew our service, we may be required to incur significantly higher marketing expenditures to attract new members than we currently anticipate.

If we fail to retain existing or attract new advertising customers to advertise on our platform, maintain and increase our wallet share of advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected.

We generated a substantial part of our revenues from online advertising. Although online advertising revenue as a percentage of our total revenues has decreased recently, online advertising remains one of our largest sources of revenue. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit our advertising customers’ goals, we may lose our advertising customers. We experienced a deceleration in the growth of our online advertising revenue, net of VAT, between 2017 and 2018, which saw such revenue increase by 21.2%. This is compared to a growth rate in online advertising revenue of 44.4% between 2016 and 2017. In addition, third parties may develop and use certain technologies to block the display, and our members are able to skip the viewing, of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. If our advertising customers determine that their expenditures on internet video streaming platforms do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as e-commerce and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers to advertise on our platform may materially and adversely affect our financial conditions and results of operations. We may continue to experience deceleration in the growth of our online advertising business, and we cannot assure you that we will be able to resume our historical growth in online advertising revenue.

Our brand advertising customers typically enter into online advertising agreements with us through various third-party advertising agencies. In China’s advertising industry, advertising agencies typically have good relationships and maintain longer periods of cooperation with the brand advertising customers they represent. In addition to entering into advertising contracts directly with advertising customers, we also enter into advertising contracts with third-party advertising agencies, which represent advertising customers, even if we have direct contact with such advertisers. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. In consideration for the third-party advertising agencies’ services, we offer them rebates based on the volume of business they bring to us. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of our advertising customers and advertising agencies to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising customer or advertising agency, and any inability of advertising customers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, there has been some consolidation among China’s advertising agencies. If this trend continues, a small number of large advertising agencies may be in a position to demand higher rebate for advertising agency services, which could reduce our online advertising revenue.

In addition, we do not have long-term cooperation agreements or exclusive arrangements with third-party advertising agencies and they may elect to direct business opportunities to other advertising service providers, including our competitors. If we fail to retain and enhance the business relationships with third-party advertising agencies, we may suffer from a loss of advertising customers and our financial condition and results of operations may be materially and adversely affected.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations, content acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, we have financed our operations primarily with net cash generated from operating activities, as well as financing activities such as placements of preferred shares, convertible notes and asset-based securities, the substantial financial support from Baidu, and the proceeds from our initial public offering. As of December 31, 2018, we had an outstanding loan balance of RMB700.0 million (US$101.8 million) to Baidu. In order to implement our growth strategies, we will incur additional capital in the future to cover, among others, costs to produce and license content. We may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;
•	general market conditions for financing activities by companies in our industry;
•	macro-economic and other conditions in China and elsewhere; and
•	our relationship with Baidu.

As a public company with a growing business, we expect to increasingly rely on net cash provided by operating activities, financing through capital markets and commercial banks for our liquidity needs. However, we cannot assure you that we will be successful in our efforts to further diversify our sources of liquidity and obtain financing. If we cannot obtain sufficient capital to meet our capital needs, we may not be able to execute our growth strategies and our business, financial condition and prospects may be materially and adversely affected.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our iQIYI brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our membership base and attractiveness to advertising customers and content providers. Since the internet video industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to remain the market leader in China, which may be difficult and expensive. To the extent our content, in particular, our original content, is perceived as low quality or otherwise not appealing to users, our ability to maintain and enhance our brand may be adversely impacted.

We may be the subject of detrimental conduct by third parties, including complaints to regulatory agencies and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, users, advertisers and revenues, and adversely affect the price of our ADSs.

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations and other negative publicity, directly or indirectly against us, may be posted online or otherwise generally disseminated by anyone, whether or not related to us. We may be subject to regulatory investigations, lawsuits or public perception backlash as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, users, advertisers and revenues, and adversely affect the price of our ADSs.

Increases in market price of professionally-produced content, or PPC, may have a material and adverse effect on our business, financial condition and results of operations.

PPC constitutes a significant part of our content offerings. The market prices for PPC, especially TV series and movies, have increased significantly in China during the past few years. Due to the improving monetization prospects, internet video streaming platforms are generating more revenues and are competing aggressively to license popular content titles, which have in turn led to increases in licensing fees of PPC in general. As the market further grows, the expectations of copyright owners, distributors and industry participants may continue to rise, and as such they may demand higher licensing fees for PPC. Furthermore, with the expansion of our content library, we expect the costs for PPC to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for PPC, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

We operate in a highly competitive market and we may not be able to compete effectively.

We face significant competition in China, primarily from Tencent Video and Youku Tudou. We compete for users, usage time and advertising customers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. Our competitors may compete with us in a variety of ways, including by obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. In addition, certain internet video platforms may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their platforms for any such infringing content. As a result, we may be placed at a disadvantage to some of these companies that do not incur similar costs as we do with respect to content production, acquisition and monitoring. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers and members, as well as have a material and adverse effect on our business, financial condition and results of operations.

We face competition from traditional media such as major TV stations, which are increasing their internet video offerings. Most large companies in China allocate, and will likely continue to allocate, a significant portion of their advertising budgets to traditional media, particularly major TV stations. We also face competition for users and user time from other internet media and entertainment services, such as internet and social platforms that offer content in emerging and innovative media formats.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continued and collaborative efforts of our senior management, especially our executive officers, including our founder, Dr. Yu Gong. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how, advertisers and other valuable resources. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, we cannot assure you that they will abide by the employment agreements or our efforts to enforce these agreements will be effective enough to protect our interests.

Our limited operating history makes it difficult to evaluate our business and prospects.

We launched our platform and internet video streaming services in 2010 and have grown rapidly since then. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. We cannot assure you that our growth rate will be the same as in the past. In addition, we may in the future introduce new services or significantly expand our existing services, including those that currently are of relatively small scale or with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users and customers, our business and operating results may suffer as a result. We cannot assure you that we will be able to recoup our investments in introducing these new services or enhancing existing smaller business lines, and we may experience significant loss and impairment of asset value due to such efforts. Furthermore, as a technology-based entertainment company, we frequently introduce innovative products and services to our users and advertising customers in order to capture new market opportunities. However, we cannot assure you that our products and services will be well received by our users and advertising customers. In addition, it is possible that our users and advertising customers may find our products and services objectionable. For example, there was media reporting in 2017 that the beta-testing version of our Vivi virtual assistant service was deemed by some of our users as offensive. We immediately suspended such service pending further modifications. If our existing or new products and services are not well received by our users and customers, we may suffer damages to our brand image and may not be able to maintain or expand our user and customer base, which in turn may have a material and adverse effect on our business, financial condition and results of operations. You should consider our prospects in light of the risks and uncertainties fast-growing companies with limited operating histories in a fast evolving industry may encounter.

We may not be able to manage our growth effectively.

We have experienced rapid growth since we launched our services in 2010. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures, compliance and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, distributors, advertising customers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is evolving. We currently generate a substantial majority of our revenues from membership services and online advertising. We plan to strengthen revenue contribution from our IP-related monetization methods, such as content distribution, live broadcasting, online games, and IP licensing. We have no proven track record or experience in generating substantial revenues from IP-related monetization methods. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or content partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

We have significant working capital requirements and have historically experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

We have historically experienced working capital deficits. We have achieved a working capital surplus as of December 31, 2018. However, there is no assurance that we will continue to improve our working capital position or to achieve a surplus. For actions that we plan to take in order to manage our working capital, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to prudently manage our working capital, or raise additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

Our business, prospects and financial results may be impacted by our relationship with third-party platforms.

In addition to our iQIYI platform, we also distribute video content through third-party platforms. We generate membership service and online advertising service revenues through revenue-sharing arrangements with such third-party platforms, which include leading internet companies in China. However, there can be no assurance that our arrangements with those platforms will be extended or renewed after their respective expiration or that we will be able to extend or renew such arrangements on terms and conditions favorable to us. In addition, if any of such third-party platforms breaches its obligations under any of the agreements entered into with us or refuses to extend or renew it when the term expires, and we cannot find suitable replacement on a timely basis, or at all, we may suffer significant loss to our user base and revenue streams we have developed therefrom, or loose the opportunity to expand our business through such platform. We may be involved with legal or other disputes with third-party platforms that may affect our relationship with such platforms or have an adverse effect on our business.

We face risks, such as unforeseen costs and potential liability in connection with content we produce, license and/or distribute through our platform.

As a producer, licensor and distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the content that we produce, license, provide and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our platform such as user reviews. We are responsible for the production costs and other expenses of our original content. We also take on risks associated with production, such as completion and key talent risk. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on our platform, or if we become liable for content we produce, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

We are subject to PRC regulations governing internet access and the distribution of videos and other forms of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. Furthermore, as an internet video streaming platform, we are not allowed to (i) produce or disseminate programs that distort, parody or vilify classic literary works; (ii) re-edit, re-dub or re-caption the subtitles of classic literary works, radio and television programs, and network-based original audio-video programs, (iii) intercept program segments and splice them into new programs; or (iv) disseminate edited pieces of works that distort the originals. We shall strictly supervise our self-made content and the reprogramed videos uploaded by our users and shall not facilitate the dissemination of defective audio-video programs. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could cause us to be held liable as an internet content provider. For a detailed discussion, see “Item 4. Information on the Company—Government Regulation—Regulations on Internet Content Providers”, “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Audio-video Program Services” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Information Security, Censorship and Privacy.”

Internet platform operators may also be held liable for the content displayed on or linked to its platform that is subject to certain restrictions. In addition to professionally produced content, we allow our users to upload professional or user-generated content, such as videos and other content formats. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content uploaded by our users, we may not be able to identify all videos or other content that may be illegal or otherwise objectionable. In addition, we may not be able to always keep these internal procedures abreast of changes in the PRC government’s requirements for content display. See “Item 4. Information on the Company—Business Overview—Content Monitoring” for more details relating to our content monitoring procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may subject us to liability, government sanctions or loss of licenses and/or permits.

To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. The State Administration of Press and Publication, Radio, Film and Television, or the SAPPRFT, publishes from time to time lists of content that is objectionable, and we monitor content uploaded on to our platform and remove those referenced in the list. In addition, regulatory authorities may impose penalties on us for content displayed on or linked to our platform in cases of material violations or lacking proper license, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find the video and other content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our users.

We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, results of operations and prospects may be materially and adversely affected.

The internet video streaming industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in reduced member base and number of advertising customers using our online advertising services. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not execute our business strategies successfully due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological development may result in our products and services being less attractive, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We have been, and may continue to be, subject to liabilities for infringement, misappropriation or other violation of third-party intellectual property rights or other allegations based on the content available on our platform or services we provide.

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Companies in the internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, or services, and such third parties may attempt to enforce such rights against us. In addition, we may not have obtained licenses for all content we offer and the scope, type and term of the licenses we obtained for certain content may not be broad enough to cover all fashions we currently employ or may employ in the future. In addition, if any purported licensor does not actually have sufficient authorization relating to the content or right to license a content to us, or if such purported licensor had lost its authorization to sub-license content that we are distributing on our platform, and do not timely inform us of such loss of authorization, we may be subject to claims of intellectual property infringement from third parties.

Although we have set up certain procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible, and we do not attempt to, identify and remove or disable all potentially infringing content that may exist. Similarly, although we have set up screening processes to try to filter out or disable access to content that we have previously been informed is subject to claims of copyright or other intellectual property protection, we do not attempt to filter out or disable access to all potentially infringing content available through our services. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights or other intellectual property rights. We have been, and may in the future be, subject to such claims filed in China and other jurisdictions. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform. We were subject to a total of 1,972 lawsuits in China for alleged copyright infringement between January 1, 2016 and December 31, 2018, in connection with our platform. Approximately 97% of the lawsuits filed from January 1, 2016 through December 31, 2018 in connection with the iQIYI platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. As of December 31, 2018, a total 60 lawsuits against us in connection with our platform were pending, with the aggregate amount of damages sought under these pending cases being approximately RMB121.2 million (US$17.6 million).

Our platform allows users to search the internet for content that resides on certain third parties’ servers and online platforms. While uncertainties still exist with respect to the legal standards as well as the judicial interpretation of such standards for determining liabilities for our providing links and access to content on third-party servers and websites that infringes others’ copyrights and other intellectual property rights under PRC laws and the laws of other jurisdictions, third parties may take action and file claims against us if they believe that certain content we provide links or access to through our platform violates their copyrights or other intellectual property rights.

We cannot assure you that we will not be subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our videos and other content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts, the fact that we sub-licensed content from licensors who in turn obtained their authorizations from content providers in the United States and other jurisdictions or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

Moreover, although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards or “safe harbors” from claims in the U.S. for monetary relief for copyright infringement for certain entities that host user-uploaded content or provide information location tools that may link to infringing content, these safe harbors only apply to companies that comply with specified statutory requirements. While we seek to voluntarily comply with DMCA safe harbor requirements, we cannot ensure that we satisfy all of the requirements of any DMCA safe harbor. It is possible that we could be subject to claims of copyright infringement or other violation of intellectual property rights in the U.S. and be required to pay substantial damages or prevented from offering all or part of our services in the U.S.

We have been subject to lawsuits in China for alleged unfair competition in connection with our platform. We may also face litigation or administrative actions for defamation, negligence, copyright and trademark infringement, or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merits, may be expensive and time-consuming and may result in significant diversion of resources and management attention from our business operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

In addition, we operate our platform primarily through our consolidated affiliated entities and their subsidiaries, and our ability to monitor content as described above depends in large part on the experience and skills of the management of, and our control over, those consolidated affiliated entities. Our control over the management and operations of our consolidated affiliated entities through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, copyright, and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. In particular, our members may abuse their membership privilege and illegally distribute paid content exclusively available to paid members, which could have a material and adverse effect on our financial condition, results of operations and prospects. Further, we may have difficulty addressing the threats to our business associated with piracy of our copyrighted content, particularly our original content. Our content and streaming services may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us. We adopt a variety of measures to mitigate risks associated with piracy, including by litigation and through technology measures. We cannot assure that such measures will be effective.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition such agreements may not be self-executing such that the intellectual property subject to such agreements may not be assigned to us without additional assignments being executed, and we may fail to obtain such assignments. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as insecure, users and advertising customers may curtail or stop using our products and services and our business and operating results may be harmed.

Our products and services involve the storage and transmission of users’ and advertising customers’ information, particularly billing data, as well as original content, and security breaches expose us to a risk of loss of this information, loss of users, litigation and potential liability. We experience cyber-attacks of varying degrees on a regular basis, including hacking into our user accounts and redirecting our user traffic to other internet platforms, and we have been able to rectify attacks without significant impact to our operations in the past. Functions that facilitate interactivity with other internet platforms could increase the scope of access of hackers to user accounts. We take measures to protect against unauthorized intrusion into our users’ data. Despite these measures we, our payment processing services or other third party services we use could experience an unauthorized intrusion into our users’ data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to become users or members. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our users’ data occur, our business could be adversely affected.

Our security measures may also be breached due to employee error, malfeasance or otherwise. For example, we face risks of users bypassing the membership verification process on our platform with illegal technology and manipulating our system into recognizing them as paid members. As a result, such users may illegally gain access to premium content without purchasing our membership. Additionally, outside parties may attempt to fraudulently induce employees, users or customers to disclose sensitive information in order to gain access to our data or our users’ or customers’ data or accounts, or may otherwise obtain access to such data or accounts. Since our users and customers may use their accounts to establish and maintain online identities, unauthorized communications from accounts that have been compromised may damage their reputations and brands as well as ours. Furthermore, we face the risk of hackers gaining illegal access to and illegally distributing our original content that has not been released. While such incidents have not occurred in the past, we cannot assure you that they will not happen in the future. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services that could have an adverse effect on our business and operating results. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures and our reputation and relationships with users could be harmed, we may lose users and customers and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and operating results.

We rely upon our partner to make our service available through smart TV.

In smart TV video streaming market, only a small number of qualified license holders can provide internet audio and visual program service to the TV terminal users via smart TVs, set-top boxes and other electronic products. Most of those license holders are radio or TV stations. Private companies that wish to operate such business need to cooperate with those license holders to legally provide relevant services. We entered into a joint venture with Galaxy Internet Television Co., Ltd., our license partner, and the joint venture currently offers certain of our members the ability to receive streaming content through smart TV. If we are not successful in maintaining existing or creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our streaming content to our members via these devices, our ability to grow our business may be adversely impacted.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertising agencies and advertisers must comply with relevant laws and regulations. Under PRC law, we may have claims against advertising agencies and advertisers for all damages to us caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

A majority of the advertisements shown on our platform are provided to us by third parties. Although we have implemented automated and manual content monitoring systems and significant efforts have been made to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large volume of in-feed ads and the uncertainty in the application of these laws and regulations. In addition, advertisers, especially in-feed advertisers, may through illegal technology evade our content monitoring procedures to show advertisements on our platform that do not comply with applicable laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovation and cultivates creativity. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation and negatively impact our ability to attract and retain employees, which would in turn jeopardize our future success.

Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Our operating results tend to be seasonal. For instance, we have experienced lower online advertising services revenue in the first quarter of each year in connection with the Chinese New Year holiday as advertisers limit their budget for online platforms and less blockbuster content is released during that period. Furthermore, our content distribution revenue may fluctuate significantly from quarter to quarter as a result of the varying availability of popular content titles for distribution and adjustments to our market strategies. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

Disruption or failure of our IT systems, cybersecurity related threats or our failure to timely and effectively scale and adapt our existing technology and infrastructure could impair our users’ online entertainment experience and adversely affect our reputation, business and operating results.

Our ability to provide users with a high-quality online entertainment experience depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertising customers to switch to our competitors’ platforms. Our IT systems and proprietary content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced intermittent interruptions for up to 48 hours of viewer access to one popular drama title in the past. Our platform has also experienced general intermittent interruptions for approximately two hours in the past. These interruptions were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; (iii) service malfunction of payment gateway; and/or (iv) service malfunction of the telecommunications operators, such as power outage of internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our IT systems. Since we host our servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions. Furthermore, in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity related threats as follows:

•

our technology, system, networks and our users’ devices have been subject to, and may continue to be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in an unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees or sensitive information provided by our users, or otherwise disrupt our, our users’ or other third parties’ business operations;

•

we periodically encounter attempts to create false accounts or use our platform to send targeted and untargeted spam messages to our users, or take other actions on our platform for purposes such as spamming or spreading misinformation, and we may not be able to repel spamming attacks;

•

the use of encryption and other security measures intended to protect our systems and confidential data may not provide absolute security, and losses or unauthorized access to or releases of confidential information may still occur;

•

our security measures may be breached due to employee error, malfeasance or unauthorized access to sensitive information by our employees, who may be induced by outside third parties, and we may not be able to anticipate any breach of our security or to implement adequate preventative measures; and

•

we may be subject to IT system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or other events or disruptions.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

As the number of our users increases and our users generate more content on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access our online application in a timely fashion, or at all, our user experience may be compromised and the users may seek other platforms to meet their needs, and may not return to iQIYI or use iQIYI as often in the future, or at all. This would negatively impact our ability to attract users and maintain the level of user engagement.

If the technologies we use in operating our business fails, becomes unavailable, or does not operate to meet expectations, our business and results of operation may be adversely impacted.

We utilize a combination of proprietary and third party technologies to operate our business. These include the technologies that we have developed to recommend and monetize content to our users as well as enable fast and efficient delivery of content to our users and their various internet connected devices. For example, we use our own CDN, and third-party CDN services to support our operation. To the extent internet service providers do not interconnect with the CDN services we use, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. Likewise, if our recommendation and monetization technology does not enable us to predict and recommend content that our users will enjoy, our ability to attract and retain users may be adversely affected. We also utilize third party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.

In 2009, the State Administration of Radio, Film and Television, or SARFT, released a Notice on Strengthening the Administration of Online Audio/Video Program Content. This notice reiterated, among other things, that all films and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these films and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, the authority of which is currently exercised by the National Radio and Television Administration, or the NRTA and the State Film Bureau, or the SFB, and distributors of these films and television shows must obtain an applicable permit before releasing them. In September 2014, the SAPPRFT, which replaced SARFT, reiterated that all the foreign TV dramas and films published to the public via internet must obtain their respective permit. In addition, all the foreign TV dramas and films published to the public via internet by competent license holders must be registered with the SAPPRFT before March 31, 2015 and all un-registered TV dramas and films will be prohibited from broadcasting via internet from April 1, 2015. In addition, online games are also subject to approval by the SAPPRFT, the authority of which is currently exercised by the State Administration of Press and Publication, or the SAPP, and approval by or filing with the Ministry of Culture. As mentioned in the news reports, between March and December 2018, such approval or filing of domestic online games were suspended, which may have been due to the institutional restructuring of game approval authorities involving the Ministry of Culture and Tourism and the SAPPRFT, and we can not apply for such approval or filing during this period. Such suspension caused significant delays in the introduction of new games in the Chinese market.

In terms of licensed third-party content published or online games distributed jointly with third parties, we obtain and rely on written representations from content providers and third-party operators regarding the NRTA, SFB, SAPP and other approval and filing status of these content and online games, and, to a lesser extent, require content providers and third-party operators to produce evidence demonstrating that they and the licensed content or the online games have received all requisite permits and approvals. We also import some foreign TV dramas and films and apply for the permits for and register such contents with the competent authorities by ourselves. However, we cannot assure you that our monitoring procedures with respect to licensed content and online games are fully adequate, and we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by the NRTA, SFB or SAPP due to violations of the approval and permit requirements and for the foreign TV dramas and movies imported by us, we cannot assure you that we will be able to obtain the permits for or register such contents with the competent authorities in a timely manner or at all. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video, online games or other content on our platform or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of this notice. Although we have internal content monitoring procedures in place to review our procured content, we face risks of termination of permits and approvals, contractual misrepresentations and failure to honor representations or indemnify us against any claims or costs by content providers.

We have obtained the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Permit for Internet Audio-Video Program Service, the Network Culture Business Permit, the Permit for Internet Drug Information Service, and other relevant permits required for operating our business. However, we have not obtained and are in the process of applying for or upgrading and expanding certain approvals or permits which are required or may be required for our operation of businesses. For example, we have not obtained and are planning to apply for the Permit for Internet News Information Service to publish current political news on our platform or disseminate such news through the internet. Beijing iQIYI has not obtained and is in the process of applying for the Internet Publishing Service License in relation to our online games, comics and online literature operation. We also have not obtained and are in the process of applying for adding and amending certain service items for our Permit for Internet Audio-Video Program Service, such as forwarding the audio-video programs uploaded by the users, rebroadcasting radio and TV channels, displaying current political audio-video news programs and providing video and audio live broadcasting of cultural activities, sports events and other activities organized by the general social groups. We are also planning to apply for adding online performances for the Network Culture Business of Beijing iQIYI and adding electronic data interchange as a permitted business for our Value-added Telecommunications Business Operation License. We are also filing several HTML5 online games operated by us with the Ministry of Culture. Although we are planning to apply or in the process of applying for such licenses and we maintain regular oral communication with relevant regulatory authorities, which have not objected to the operations of our business in question, if we fail to obtain, maintain or renew such licenses, or obtain any additional licenses and permits or make any records or filings required by new laws, regulations or executive orders required for our new business in a timely manner or at all, we could be subject to liabilities or penalties, and our operations could be adversely affected.

In addition, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. For example, we have recently voluntarily taken down certain online advertisements on our platform due to tightened regulations on online advertisements. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Nor can we assure you that we will be able to timely address all the change in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

Undetected programming errors could adversely affect our user experience and market acceptance of our video content, which may materially and adversely affect our business and results of operations.

Video content on our platform may contain programming errors that may only become apparent after their release. We receive user feedbacks in connection with programming errors affecting the user experience from time to time, and such errors may also come to our attention during our monitoring process. We generally have been able to resolve such programming errors in a timely manner. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected audio or video programming errors or defects may adversely affect user experience, cause users to refrain from becoming our paid members or to cancel their membership subscriptions, and cause our advertising customers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

We have invested in or acquired complementary assets, technologies and businesses in the future, and such efforts may fail and may result in equity or earnings dilution.

We have invested in and acquired, and may continue to invest in and acquire, assets, technologies and businesses that are complementary to our business in the future. For example, in July 2018, we acquired 100% equity stake in Skymoons. Acquired businesses or assets may not yield the results we expect. In addition, investments and acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities, including liability for infringement of third-party copyrights or other intellectual property;
•	costs and difficulties of integrating acquired businesses and managing a larger business;
•

in the case of investments where we do not obtain management and operational control, lack of influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in the investments;

•	possible loss of key employees of a target business;
•

potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;

•	diversion of resources and management attention;
•	regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions; and
•	enhanced compliance requirements for outbound acquisitions and investment under the laws and regulations of China.

Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Investments and acquisitions may require a significant amount of capital, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our ADSs and the underlying ordinary shares. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Moreover, acquisitions may also generate significant amortization expenses related to intangible assets. We may also incur impairment charges to earnings for investments and acquired businesses and assets.

We are subject to payment processing risk.

Our members pay for our service using a variety of different online payment methods. We rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted.

Negative media coverage could adversely affect our business.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;
•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;
•	user complaints about the quality of our products and services;
•	copyright infringements involving us and content offered on our platform;
•	security breaches of confidential user information; and
•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

We may also be affected by publicity relating to third party service providers. For example, in September 2018, there was negative publicity involving certain senior officers of iResearch, the industry consultant we commissioned to prepare an industry report in connection with our initial public offering. According to a public announcement made by iResearch, certain senior officers of iResearch are cooperating with governmental investigations in China. Such publicity may raise questions as to the integrity of the industry data or opinions produced by iResearch, including the data included in iResearch’s industry report produced in connection with our initial public offering, or otherwise have a negative impact on our reputation. In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges. The PRC economy has slowed down since 2012 and such slowdown may continue. There have been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. There have also been concerns on the relationship between China and the U.S., including those resulting from the ongoing trade dispute between the two countries. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. China’s GDP growth rate has been on a decline in the past several years. Recently there have been signs that the rate of China’s economic growth may be declining. Moreover, the United Nations population projections (2015) project a slowdown in increase in Chinese population from 2015 to 2030 and a decrease in its population thereafter with the percentage of population over 60 predicted to more than double from 2015 to 2050. In the absence of substantial increase in per capita productivity, this projected change in Chinese demographics can result in decrease in overall productivity and growth rates of the Chinese economy. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted an equity incentive plan on October 18, 2010, or the 2010 Plan, which was amended and restated on November 3, 2014 and August 6, 2016. We also adopted an equity incentive plan on November 30, 2017, or the 2017 Plan. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the 2010 Plan, we are authorized to grant options, stock appreciation rights, restricted stock units and other types of awards that the administrator of the 2010 Plan decides. Under the 2017 Plan, we are authorized to grant options, restricted shares and restricted share units. Under the 2010 Plan, as amended, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 720,000 shares. As of February 28, 2019, options to purchase a total of 366,108,979 ordinary shares are outstanding under the 2010 Plan. For the years ended December 31, 2016, 2017 and 2018, we recorded RMB62.4 million, RMB233.4 million and RMB556.2 million (US$80.9 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

We have limited business insurance coverage.

Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

Risks Related to Our Relationship with Baidu

We have limited experience operating as a stand-alone public company.

We have limited experience conducting our operations as a stand-alone public company. Since we became a stand-alone public company in March 2018, we have faced and will continue to face enhanced administrative and compliance requirements, which may result in substantial costs.

In addition, as we are a public company, our management team needs to develop the expertise necessary to comply with the regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. While we were a private subsidiary of Baidu, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes–Oxley Act of 2002. However, as a stand-alone public company, our management has to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so continuously in an effective manner.

We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between Baidu and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Our board members may have conflicts of interest. Our directors Mr. Robin Yanhong Li, Mr. Herman Yu, Dr. Haifeng Wang and Mr. Lu Wang are also senior management of Baidu. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Baidu and us.

•

Sale of shares in our company. Baidu may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.

•

Developing business relationships with Baidu’s competitors. So long as Baidu remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

•

Allocation of business opportunities. Business opportunities may arise that both we and Baidu find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that Baidu has entered into.

Although our company became a stand-alone public company in March 2018, we expect to operate, for as long as Baidu is our controlling shareholder, as a subsidiary of Baidu. Baidu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Baidu’s decisions with respect to us or our business, including any related party transactions between Baidu and us, may be resolved in ways that favor Baidu and therefore Baidu’s own shareholders, which may not coincide with the interests of our other shareholders. If Baidu were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our agreements with Baidu may be less favorable to us than similar agreements negotiated with unaffiliated third parties. In particular, our master business cooperation agreement with Baidu limits the scope of business that we are allowed to conduct.

We have entered into a master business cooperation agreement with Baidu and may enter into additional agreements with Baidu in the future. Under our master business cooperation agreement with Baidu, we agree during the non-competition period, which will end on the eighth anniversary of the date of execution of the agreement unless otherwise terminated earlier pursuant to the agreement, not to compete with Baidu in its core businesses. Such contractual limitations may affect our ability to expand our business and may adversely impact our growth and prospects. Furthermore, while Baidu has agreed not to compete with us in our long-form video businesses, existing business activities conducted by Baidu and its affiliates are not subject to such non-compete limitation. Potential conflicts of interest could arise in connection with the resolution of any dispute between Baidu and us, regarding the terms of the arrangements governing our agreements with Baidu including the master business cooperation agreement. For example, so long as Baidu continues to control us, we may not be able to bring a legal claim against Baidu in the event of contractual breach, notwithstanding our contractual rights under the master business cooperation agreement and other inter-company agreements to be entered into by Baidu and us from time to time.

If our collaboration with Baidu is terminated or curtailed, or if we are no longer able to benefit from the synergies of our business cooperation with Baidu, our business may be adversely affected.

Our controlling shareholder and strategic partner, Baidu, is one of the largest internet companies in China. Our business has benefited significantly from Baidu’s advanced technological capabilities and strong market position in China. In addition, we have benefited from Baidu’s financial support in the past. We cooperate with Baidu in a number of areas, including AI technology, cloud services and traffic. However, we cannot assure you that we will continue to maintain our cooperative relationships with Baidu and its affiliates in the future. To the extent we cannot maintain our cooperative relationships with Baidu at reasonable prices or at all, we will need to source other business partners to provide services, which could result in material and adverse effects to our business and results of operations. We may also need to obtain financing through other means if Baidu ceases to provide financial support to us. In addition, our current customers and content partners may react negatively to our carve-out from Baidu. Our inability to maintain a cooperative relationship with Baidu could materially and adversely affect our business, growth and prospects.

Baidu will control the outcome of shareholder actions in our company.

As of February 28, 2019, Baidu holds 56.7% of our outstanding ordinary shares, representing 92.9% of our total voting power. Baidu has advised us that it does not anticipate disposing of its voting control in us in the near future. Baidu’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Global Market requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Baidu’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that could have been beneficial to you. For example, Baidu’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, Baidu is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Baidu beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;
•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video, online advertising and online game services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018), and other applicable laws and regulations.

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture and publishing business and film/drama production business. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to operate internet video, online advertising services and other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through our consolidated affiliated entities in China, Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Beijing iQIYI Cinema, and their subsidiaries. Our wholly owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with our consolidated affiliated entities and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in our consolidated affiliated entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities in China and hence consolidate their financial results as our variable interest entities under U.S. GAAP. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in online video, online advertising and other foreign-restricted services, or if the PRC government otherwise finds that we, our consolidated affiliated entities, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT, NRTA, the SFB, the SAPP, the Ministry of Culture and the MOFCOM, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;
•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and consolidated affiliated entities;
•

imposing fines, confiscating the income from our PRC subsidiaries or our consolidated affiliated entities, or imposing other requirements with which we or our consolidated affiliated entities may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our consolidated affiliated entities and deregistering the equity pledges of our consolidated affiliated entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our consolidated affiliated entities; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

In addition, in September 2009, the GAPP together with several other government agencies issued a notice, or the Circular 13, prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Other government agencies that also have the authority to regulate online game operations in China, such as the Ministry of Culture and the MIIT, did not join the GAPP in issuing the Circular 13. The GAPP was replaced by the SAPPRFT and later by the SAPP. To date, none of the GAPP, the SAPPRFT and the SAPP has issued any interpretation of the Circular 13. Due to the ambiguity among various regulations on online games and a lack of interpretations from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our relevant contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our relevant contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, the relevant contractual arrangements may be challenged by the SAPP or other governmental authorities. If we were found to be in violation of the Circular 13 to operate our mobile game business, the SAPP, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the relevant licenses and registrations. If we were found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and the Circular 13, the relevant regulatory authorities would have broad discretion in dealing with such violations.

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. In particular, in December 2018, the standing committee of the National People’s Congress reviewed a draft Foreign Investment Law, and this draft was subsequently published for public comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entities in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with consolidated affiliated entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. For example, our consolidated affiliated and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their shareholders of their obligations under the contracts to exercise control over our consolidated affiliated entities. The shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our consolidated affiliated entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us. In particular, none of Mr. Ning Ya, who currently holds 50% of equity interest in iQIYI Pictures, and Mr. Xiaohua Geng, who currently holds 50% of the equity interests in Shanghai iQIYI and 100% of the equity interests in Beijing iQIYI, is our director or executive officer, and we cannot assure you that their interests will be aligned with ours. These shareholders may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities, which would have a material and adverse effect on our ability to effectively control our consolidated affiliated entities and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our consolidated affiliated entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated affiliated entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated affiliated entities, the entities hold certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our IP rights. If our consolidated affiliated entities go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated affiliated entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where iQIYI, Inc., the direct parent company of our PRC subsidiaries Beijing QIYI Century Science & Technology Co., Ltd., and Chongqing QIYI Tianxia Science & Technology Co., Ltd., is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, IQIYI Film Group HK Limited, which directly owns our PRC subsidiaries Beijing iQIYI New Media Science and Technology Co., Ltd., is incorporated in Hong Kong. However, if IQIYI Film Group HK Limited is not considered to be the beneficial owner of dividends paid to it by Beijing iQIYI New Media Science and Technology Co., Ltd. under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to filing with the MOFCOM in its foreign investment comprehensive management information system and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries and consolidated affiliated entities is required to be registered with the SAFE or its local branches or filed with SAFE in its information system, and (b) each of our PRC subsidiaries and consolidated affiliated entities may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits. See “Regulation—Regulations on Foreign Exchange”. Any medium or long term loan to be provided by us to our consolidated affiliated entities must also be approved by the NDRC. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries and consolidated affiliated entities. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance because we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiaries are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. SAFE Circular 19 and 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In 2018, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant fluctuation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of the date of this annual report, some of the lessors of our properties leased by us in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties up to RMB 10,000 per unregistered leased property.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations since we have become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We have completed filing with the relevant SAFE branch for our equity incentive plans and are required to update our filing periodically or in the event of any material changes. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise or transfer share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—Government Regulation— Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that iQIYI, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of iQIYI, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iQIYI, Inc. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five Chinese-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been volatile and has ranged from a low of US14.35 to a high of US46.23 since our ADSs started to trade on the Nasdaq Global Market on March 29, 2018. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•	actual or anticipated fluctuations in our quarterly results of operations;
•	changes in financial estimates by securities research analysts;
•	conditions in online entertainment markets;
•	announcements of new investments, acquisitions by us or our competitors, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between RMB and the U.S. dollar;
•	litigation, government investigation or other legal or regulatory proceeding; and
•	general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

Due to the disparate voting powers attached to these two classes of ordinary shares, Baidu, holder of our Class B ordinary shares, owns approximately 56.7% of our total issued and outstanding ordinary shares on an as-converted basis and 92.9% of the voting power of our outstanding shares as of February 28, 2019. Therefore, Baidu has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to ADS holders will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which ADS holders purchased the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Provisions of our convertible senior notes could discourage an acquisition of us by a third party.

In December 2018, we completed an offering of US$750 million in aggregate principal amount of convertible senior notes due 2023. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible senior notes define a "fundamental change" to include, among other things: (i) any person or group becoming a beneficial owner of our company through gaining more than 50% voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares; (ii) any recapitalization, reclassification or change of our Class A ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our Class A ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transaction of all or substantially all our consolidated assets, to any person other than one of our subsidiaries or consolidated affiliated entities; (iii) the adoption of any plan or proposal relating to the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed or quoted on any of The NASDAQ Global Select Market, The NASDAQ Global Market or The New York Stock Exchange (or any of their respective successors) and none of the ADSs, Class A ordinary shares, other common equity and ADSs in respect of reference property is listed or quoted on one of The NASDAQ Global Select Market, The NASDAQ Global Market or The New York Stock Exchange (or any of their respective successors) within one trading day of such cessation; or (v) any change in or amendment to the laws, regulations and rules in the PRC that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We will rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and who is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for instructions of ADS holders, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for instructions of ADS holders, the depositary may still vote in accordance with instructions given by holders of ADSs, but it is not required to do so. ADS holders will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, an ADS holder may not receive sufficient advance notice to withdraw the shares underlying his or her ADSs to allow such holder to vote with respect to any specific matter. If we ask for instructions of holders of ADSs, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to ADS holders. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that ADS holders will receive the voting materials in time to ensure that ADS holders can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out ADS holders’ voting instructions. This means that an ADS holder may not be able to exercise the right to vote and may have no legal remedy if the shares underlying his or her ADSs are not voted as such holder requested.

ADS holders may experience dilution of his or her holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

ADS holders may be subject to limitations on transfer of their ADSs

Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We will rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, as a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

We may be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Generally, a non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets may be determined by reference to the market price of the ADSs and Class A ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for the current or any future taxable year.

Based on the market price of our ADSs, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2018. We do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given in this regard. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of our consolidated affiliated entities for U.S. tax purposes.

If we were treated as a PFIC for any taxable year during which a U.S. shareholder held an ADS or Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. shareholder. See “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

We launched qiyi.com under the QIYI brand in April 2010 as an internet video streaming service in China. Our holding company, Ding Xin, Inc., was incorporated in November 2009 in the Cayman Islands. Ding Xin, Inc. was subsequently renamed Qiyi.com, Inc. in August 2010 and later iQIYI, Inc. in November 2017. QIYI was rebranded as iQIYI in November 2011.

In March 2010, we established a wholly-owned PRC subsidiary, Beijing QIYI Century Science & Technology Co., Ltd., or Beijing QIYI Century. In November 2011, we obtained control over Beijing Xinlian Xinde Advertisement Media Co., Ltd. and in May 2012 we renamed it Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, to operate our internet video streaming services. In December 2012, Shanghai iQIYI Culture Media Co., Ltd., or Shanghai iQIYI, was established as our exclusive advertising agent. In May 2013, we acquired the online video business of PPS. We primarily provide live broadcasting service through Shanghai Zhong Yuan Network Co., Ltd., or Shanghai Zhong Yuan, the operating entity of PPS. We have control over and are the primary beneficiary of Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan through a series of contractual arrangements. Beijing iQIYI and Shanghai Zhong Yuan hold our ICP licenses and other licenses and permits necessary for our business operation.

In May 2017, we established a wholly-owned Cayman Islands subsidiary, IQIYI Film Group Limited. Subsequently, we established IQIYI Film Group HK Limited in June 2017, and Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, in July 2017. IQIYI Film Group Limited holds 100% of the equity of IQIYI Film Group HK Limited, which in turn holds 100% of equity in iQIYI New Media. iQIYI Pictures (Beijing) Co., Ltd., or iQIYI Pictures, was established in December 2014, and Beijing iQIYI Cinema Management Co., Ltd., or Beijing iQIYI Cinema, was established in June 2017. We have control and are the primary beneficiary of iQIYI Pictures and Beijing iQIYI Cinema through a series of contractual arrangements.

Between March 2010 and September 2014, Baidu made substantial investments in our company, and we issued ordinary shares and several series of preferred shares to Baidu Holdings. In our Series F preferred shares financing, which took place in November 2014, we issued 136,749,954 Series F preferred shares to Baidu Holdings, 341,874,885 Series F preferred shares to Xiaomi Ventures Limited and 68,374,978 Series F preferred shares to Prominent TMT Limited, an affiliate of Xiaomi Ventures Limited. In January 2017, we raised US$1.53 billion from the issuance of convertible notes to a group of investors. These notes were converted into Series G preferred shares in October 2017, including 215,484,776 Series G-1 preferred shares issued to Baidu Holdings and another investor, as well as 798,951,243 Series G-2 preferred shares issued to other investors. All preferred shares were converted into ordinary shares upon the completion of our initial public offering. In addition, in April 2018, we issued to Baidu Holdings an aggregate of 36,860,691 Class B ordinary shares, pursuant to a share purchase agreement we entered into with Baidu Holdings in February 2018.

On March 29, 2018, our ADS commenced trading on the Nasdaq Global Market under the symbol “IQ.” On April 3, 2018, at the closing of our initial public offering, we issued and sold a total of 875,000,000 Class A ordinary shares, represented by ADSs at a public offering price of US$18.00 per ADS. On April 30, 2018, we issued and sold an additional 67,525,675 Class A ordinary shares, represented by ADSs at US$18.00 per ADS, at the closing of the over-allotment option exercised by the underwriters of our initial public offering.

On July 17, 2018, we completed the acquisition of 100% equity stake in Skymoons Inc. and Chengdu Skymoons Digital Entertainment Co., Ltd., or Chengdu Skymoons (together with Skymoons Inc., “Skymoons”). The aggregate consideration consists of a fixed payment of RMB1.27 billion, as well as additional consideration valued at RMB730 million as of June 30, 2018 to be delivered in the event the acquiree satisfies the agreed upon performance benchmarks in the next two years.

In December 2018, we completed an offering of US$750 million in aggregate principal amount of convertible senior notes due 2023, or the 2023 Notes. The 2023 Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The initial conversion rate of the 2023 Notes is 37.1830 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$26.89 per ADS and represents a conversion premium of approximately 40% above the NASDAQ closing price of the ADSs on November 29, 2018, which was US$19.21 per ADS). The conversion rate for the 2023 Notes is subject to adjustment upon the occurrence of certain events. The 2023 Notes will bear interest at a rate of 3.75% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date. The holders may require us to repurchase all or portion of the Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In connection with the offering the 2023 Notes, we have entered into capped call transactions with certain counterparties, where we purchased capped call options at the price of US$67.5 million. The cap price of the capped call transactions is initially US$38.42 per ADS and is subject to adjustment under the terms of the capped call transactions.

Our principal executive offices are located at 9/F, iQIYI Innovation Building, No. 2 Haidian North First Street, Haidian District, Beijing, 100080 People’s Republic of China. Our telephone number at this address is +86 10 6267-7171. Our registered office in the Cayman Islands is located at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

B.	Business Overview

iQIYI is an innovative market-leading online entertainment service in China.

We are a leading internet video streaming service in China. Our platform features original content, as well as a comprehensive selection of professionally-produced, partner-generated and user-generated content. Through our curated premium content, we attract a massive user base with tremendous user engagement, and generate significant monetization opportunities. For the year of 2018, our average mobile MAUs were 454.5 million and our average mobile DAUs were 135.4 million. On average, our users spent 9.4 billion hours per month watching video content on our platform through all devices, and spent 1.6 hours per day per user watching video content on our mobile apps during the year. We have also built a leading entertainment-based social media platform, iQIYI Paopao, for fans to follow and interact with celebrities and the entertainment community.

We pride ourselves in establishing a track record of producing blockbuster original content. The Lost Tomb (盗墓笔记), released in 2015, was one of the first high-budget original internet drama series in China. Since 2015, we have released several award-winning multi-genre original titles, such as The Mystic Nine (老九门), Burning Ice (无证之罪), and Story of Yanxi Palace (延禧攻略). We also pioneered and produced a number of internet variety shows that are highly popular, such as The Rap of China, Idol Producer, Hot-Blood Dance Crew (热血街舞团) and Qipa Talk (奇葩说), the last of which we released in 2014 and currently is in its fifth season. Leveraging on our initial success, we have extended selected popular titles into multi-season format.

Equipped with our deep-learning predictive algorithms and massive user data, we have developed industry-leading tools to select third-party content. We have also built a comprehensive content library catering to the diverse tastes of our users, and cultivated emerging content providers. Our growing network of iQIYI partner accounts provides us with high-quality partner-generated and user-generated content. This network also enables thousands of content providers to distribute content effectively and monetize their followings through revenue sharing arrangements with us.

We distinguish ourselves in the online entertainment industry by our leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Our core proprietary technologies are critical to producing and procuring content that caters to user tastes, delivering superior entertainment experience to our users, improving operational efficiency, and increasing return on investment for our advertisers and monetization opportunities for content providers.

We have developed a diversified monetization model to capture multiple opportunities arising from the rapid growth of the online entertainment industry in China. We generate revenues through membership services, online advertising services and a suite of IP-related monetization methods, including content distribution. We pioneered a large scale paid content subscription business in China. We appeal to advertisers through broad and efficient user reach, as well as innovative and effective advertising products. We have proven capabilities of adapting a single popular work into a variety of entertainment products, creating multiple channels to amplify the popularity and monetary value of the original work. Our sophisticated monetization model fosters an environment for high-quality content production and distribution on our platform, which in turn expands our user base and increases user engagement, creating a virtuous cycle.

We enjoy significant synergies with our parent company Baidu. Baidu has provided us with technology and infrastructure support. Our close cooperation in AI technology, user traffic and infrastructure sharing allows us to strengthen our respective leading market positions.

Our Services

We provide our users with a variety of services encompassing internet video, live broadcasting, online games, online literature, animations, e-commerce and social media platform.

Video

We are dedicated to producing premium original video content and distributing appealing professionally-produced content, or PPC, partner-generated content, or PGC and user-generated content, or UGC.

PPC

iQIYI original content

Our original content includes both content produced in-house and content produced in collaboration with quality third-party partners. We produce certain original content titles in-house, such as the popular variety show The Rap of China, Idol Producer and Hot-Blood Dance Crew (热血街舞团). These programs are produced by iQIYI from IP incubation to distribution. Other original content titles are produced in collaboration with partners, such as popular internet drama series, The Lost Tomb (盗墓笔记), The Mystic Nine (老九门), Tientsin Mystic (河神), Story of Yanxi Palace (延禧攻略) and Golden Eyes (黄金瞳). iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

We also adapt high-quality IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

Licensed content

In addition to original content, we also provide users with a curated selection of high-quality PPC from third parties. Leveraging our expertise in content selection, we have successfully debuted well-received titles such as iPartment (爱情公寓), In the Name of People (人民的名义), The Story Of MingLan (知否知否应是绿肥红瘦), the Descendants of the Sun (太阳的后裔) and My Love from the Star (来自星星的你) in China.

We license video content typically at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with films and drama series having an average term of six years and seven years, respectively. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. We also exchange rights to distribute licensed content with other internet video streaming services to enrich our content library. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

We leverage our content procurement team’s insights and our big data analytics capabilities, such as iQIYI Brain, to optimize content procurement. We have established strong partnerships with content providers to ensure access to high-quality content.

PGC and UGC

We collaborate with a large number of selected partners to supplement our video content portfolio with PGC, and incentivize them to submit high-quality content through our revenue-sharing mechanism. PGC expands our video collection to cover long-tail content in order for us to capture a broader user base. Furthermore, PGC promotes our brand, drives user engagement and enhances user stickiness. Our platform also allows registered users to easily upload, watch and share video content generated by themselves. Such UGC content are mostly short-form videos.

PGC and UGC providers can upload their videos onto their iQIYI partner accounts, a platform where content providers offer video, comics, literature, graphic and textual content. Our operations team then evaluates the quality of uploaded videos before final approval. Users can subscribe for and follow their favorite iQIYI partner accounts.

iQIYI partner accounts enjoy a wide array of functions on our platform, such as uploading 4K videos and enhanced user exposure through automated recommendation system. To assist our iQIYI partner accounts’ monetization efforts, we share with them marketing data, offer advertisement customization tools, and provide an expedient payment system.

Our Membership Services

Our membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Subscribing members have early access or binge-watch option to certain drama series aired exclusively on iQIYI platform. Subscribing members also have access to a large collection of VIP-only content comprised of drama series, movies, animations, and cartoons, etc. Membership privileges generally include substantially ad-free streaming, 1080P/4K high-definition video, enhanced audio experience, accelerated downloads and others. Subscribing member privileges also include coupons and discounts on paid on-demand films, as well as special privilege in offline events, such as exclusive access to live concerts.

We primarily offer one membership package that generally grants members access through various mobile and other hardware devices. We also entered into strategic partnerships with other leading internet and telecommunications companies to offer joint memberships. Our members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video on-demand service.

Other Services

iQIYI Show

iQIYI Show is our live broadcasting service. iQIYI Show enables users to follow their favorite hosts, celebrities and shows in real time through live broadcasting. We also edit selected live broadcasting content into short-form videos to help hosts grow their fan bases. iQIYI Show has strong interactive features to enhance user interaction and engagement.

Online Games, Literature and Comics

We distribute online games featured in various formats, including webpage games, mobile games, and H5 games. In addition to third-party games, we have also launched a number of popular online games adapted from same-name IP content, such as literature, drama series and films. We collaborate closely with IP providers and game development and distribution partners for game distribution and operation. With the acquisition of Skymoons, we plan to further broaden our offering of online games with in-house developed ones to fully leverage the IP value in our content.

Online literature and comics plays a critical role in premium IP incubation as its user base highly overlaps with that of our video content, thereby allowing us to monitor the trend of user tastes and identify the most appropriate IP for adaptation. High-quality original online literature and comics works are adapted into script for derivative entertainment products. At the same time, certain high-quality video content is also developed into online literature and comics to further drive user stickiness on our platform.

iQIYI Mall

iQIYI Mall is an e-commerce platform with a focus on entertainment-related merchandise, such as VR glasses. iQIYI Mall also sells other consumer products, such as electronics, apparel and accessories, beauty and skin care products.

iQIYI Paopao Social Media Platform

iQIYI Paopao is iQIYI’s entertainment-based social media platform. It connects fans with celebrities and content of their interests on a platform where fans can quickly and conveniently disseminate information in various formats. By strengthening the connection among fans, celebrities and content, the platform enhances user engagement and stickiness, and turns iQIYI Paopao into a social media platform for fans.

iQIYI Paopao features a wide range of social functions. Within each topic of interest, fans can generate content by posting texts, images and videos, as well as interact with others through features such as commenting, giving likes and private messaging. By virtue of its social media nature, iQIYI Paopao serves as the base for online and offline fans activities. Moreover, we frequently organize celebrities to interact with fans on iQIYI Paopao in real-time, to attract and retain users. iQIYI Paopao also serves as a key publicity platform for our video content.

Users on average launch the iQIYI app much more frequently and stay on for longer, after they start to use iQIYI Paopao. Through iQIYI Paopao, we can proactively launch marketing for upcoming shows and generate strong momentum to contribute to early success. We also obtain a large amount of user feedback data to empower enhanced user behavior analysis, better content procurement and personalized content recommendation.

User Experience

We offer entertainment content across our user-friendly and feature-rich interfaces on our website, mobile app, PC client terminal, WAP, smart TV and VR device.

Our home page is a one-stop portal for users to access both trending and recommended content. Leveraging our big data analytics, we analyze user browsing behavior to understand their tastes and preference, and dynamically update the content shown on the home page to offer users with the most desirable content.

Our interface offers comprehensive viewing functions designed to enhance user experience. We provide various picture resolution and play options. Other key functions include screenshots, VR viewing, screen mirroring and video caching.

We also offer various social elements in our video streaming interface. Users can comment on the video content, interact with other fans through iQIYI Paopao, and share video content through other popular internet social networks.

Monetization

We generate revenues primarily through membership services, online advertising and content distribution. We also generate revenues from IP-related monetization methods, including live broadcasting, online games, IP licensing, online literature, e-commerce and talent agency business.

Membership Services

See “Our Membership Services.”

Online Advertising

The prices of our advertising services depend upon various factors, including form and size of the advertising, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. Prices for the brand advertising service purchased by each advertiser or advertising agency are fixed under our sales contracts. Our in-feed advertising services are competitively priced through an online bidding process.

In addition to traditional pre-video and pop-up advertisements, we also launched various innovative advertising products and solutions. For example, video-out advertisement appears on the screen when the video is showing content related to the advertised product; soft product placement incorporates the advertised product into the production of our premium original content to facilitate a more natural advertisement viewing experience; and content-integrated advertisement integrate brands with content itself, such as theme songs with lyrics embedding brand names of advertisers.

Content Distribution

We monetize and enrich our content through content distribution. We sub-license procured third-party content within its authorized scope to other internet video streaming services. We also enter into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing the exchanged content. We distribute our selected original content to regions outside of China and to TV stations in China.

Others

Live Broadcasting

We monetize live broadcasting through user purchase of virtual items on iQIYI Show, which can be used for tipping hosts. We share revenues with hosts and their agencies.

Online Games

For our online games business operations, we primarily distribute third-party online games. With the acquisition of Skymoons, we plan to further broaden our offering of online games with in-house developed ones to fully leverage the IP value in our content. We monetize online games through users’ in-app purchases of gift packages and game privileges.

IP Licensing

We license our proprietary IP to third parties to develop derivative merchandise products, with a focus on long-term licensing. We also license our popular trademarks to third parties for use in their products. Our IP licensing business covers consumer products, joint marketing with other brands, online games licensing, as well as licensing of offline activities. We license both our own IPs and third-party IPs to which we have agency authorization. We collaborate with our partners generally through fixed-price licensing fees and/or revenue-sharing arrangements.

Online Literature

We monetize our online literature through paid reading on our platform, where readers can pay to gain access to our premium online literary titles.

E-commerce

We operate iQIYI Mall, an e-commerce platform where we offer products, such as VR glasses, to our users through direct sale and third-party merchants. Products offered at iQIYI Mall consist of peripheral products of films, drama series and variety shows, generating synergy with the video content on our platform. We charge third-party merchants commissions and service fees.

Talent Agency

We further monetize our self-produced variety shows through our talent agency business.

Sales and Marketing

Advertising Sales

For brand advertising, we sell our advertising services primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies, and a portion of our brand advertising services directly to advertisers. We primarily sell our in-feed advertising service through third-party advertising agencies. We strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our advertiser base. Depending on the type of advertiser and content, the duration of an advertising agreement is typically 12 months.

We have an experienced sales team consisting of salespeople with prior experience at Chinese internet companies, members of 4As and domestic advertising agencies. We divide our sales team by industry across the country to ensure the delivery of targeted advertising solutions. We provide regular training to our sales team to help them provide advertisers with comprehensive information about our services.

Brand Promotion

iQIYI’s brand values are youth, vitality and positivity. We believe that our high-quality video content and services lead to strong word-of-mouth referrals, which drives customer awareness of our brand in China. Our market position benefits significantly from our large and high-quality user base and our strong brand recognition.

Leveraging our in-depth understanding of user behavior, we employ a variety of online marketing programs and promotional activities to build our brand as part of our overall market strategy, including celebrity endorsement, hot topic dissemination through different media outlets, brand value embedment in blockbuster content, marketing alliance with Baidu, as well as resource exchange with major internet media platforms.

We host many offline activities to enhance our brand recognition. To increase members’ loyalty, we organize special events for members such as on-site visits during the show productions. We also host innovative offline marketing activities such as VR advertisement.

We also execute marketing strategies aimed at young users to enhance user affinity. We use innovative technology to communicate with the younger generation, such as using AR to enable user interaction at bus stops. We use social media platforms to facilitate user engagement, such as allowing users to vote for contestants in variety shows. We attract young users by offering artist-fans interactions opportunities. We also collaborate with major wireless carriers to provide monthly unlimited data package for using iQIYI app on mobile devices.

Content promotion

We employ a variety of traditional and internet promotional activities to promote our content. We deploy outdoor brand advertisements, such as display ads in subway stations. Our promotional efforts are also focused on brand advertisements placed on internet TV platforms and social media campaigns. Furthermore, we also organize offline promotional events attended by popular celebrities to raise the awareness of our content offerings.

Intellectual Property and Copyright Protection

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. As of December 31, 2018, we have applied for the registration of 5,384 patents, among which 332 patents of invention, 7 utility model patents and 1,979 patents of appearance have been registered with the State Administration for Market Regulation of the PRC. We have applied for 4,408 trademarks, among which 2,669 have been registered with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have also registered 289 software copyrights with the Copyright Protection Center of the PRC. Our “  ” and “  ” trademarks have been recognized as well-known trademarks by the State Administration for Market Regulation of the PRC.

We employ a three-phase copyright protection scheme consisting of copyright management, network monitoring, and complaint or legal action. Our proprietary copyright management system registers all procured copyrights and ensures that licensed content on our platform do not exceed its scope and term of the licensing agreement. We developed a proprietary system to detect unauthorized use of iQIYI content on other internet platforms. We also establish various other channels for copyright protection. After a user registers and before each upload, we require the user to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content. We set technical barriers to deter illegal video content extractions. We encourage our users to report pirated content, and our copyright protection team promptly removes any suspected infringing content once we receive proper notification from the legitimate copyright owner. As a major market player in the video industry, we also attach great value to industrial response and feedback. We actively liaise with other major internet video streaming services to form industry union and collectively protect copyright.

Content Monitoring

We implement strict monitoring procedures to remove inappropriate or illegal content, including video, online literature, animations, iQIYI Show, comment postings, and content from other services. Text, images and videos are screened by our content monitoring team, which reviews our content on a 24/7 basis. Illegal and inappropriate content can generally be identified and removed promptly after it has been uploaded.

Our content monitoring team employs systematic monitoring procedures that include machine screening and manual review based on the latest laws and regulations. Our proprietary machine identification system automatically screens text, picture and video content. The text identification system screens text content based on pre-set key words and anti-spam system; the picture identification system screens picture content based on optical character recognition and pornographic-content detection; and the video identification system screens video content based on similarity analysis against our video database to analyze each frame and each second of video content. The machine screening process may have three possible outcomes: blocking content identified as illegal or inappropriate, releasing content that passes the screening, or flagging for manual review when the system cannot make a judgment. The content monitoring team manually reviews flagged content to make judgment on whether to block or to release, and the machine identification system conducts auto-learning based on the judgment from manual review. The content monitoring team also conducts random screening on content that has passed the machine screening process. We regularly communicate with relevant government authorities to stay abreast of relevant laws and regulations to ensure compliance. We provide periodic and comprehensive training to our monitoring team to ensure and enhance their understanding of regulatory requirements.

We conduct thorough background checks on our content providers. We request entities to provide us with copies of registration information and organization code certificate, and individuals to provide us with copies of official governmental ID. We request individuals to provide a mobile phone number, which is registered with one’s ID. We monitor all live content broadcast on our platform in real time using both machine screening and manual review. Despite our content monitoring efforts, we may still be subject to risks arising from contents on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Competition

We primarily compete with Tencent Video and Youku Tudou for both users and advertising customers. We also compete with other internet media and entertainment services, such as internet and social platforms that offer content in emerging and innovative media formats, as well as major TV stations. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—We operate in a highly competitive market and we may not be able to compete effectively.”

Seasonality

Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, we have experienced lower online advertising services revenue in the first quarter of each year in connection with the Chinese New Year holiday as advertisers limit their budget for online platforms. For a discussion of risk related to seasonality and fluctuation of our operating results, see “Item 3. Key Information — D. Risk Factor—Risks Related to Our Business and Industry—Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Insurance

As required by laws and regulations in China, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We do not have any business liability or disruption insurance coverage for our operations in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited business insurance coverage.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have in the past and may from time to time be subject to various legal or administrative claims and proceedings regarding, among other things, copyright and trademark infringement, intellectual property dispute, contract disputes and unfair competition. Our products and services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable.

As of December 31, 2018, 60 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB121.2 million (US$17.6 million). We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2018, 1,104 cases brought by us against others for copyright and trademark infringement, unfair competition and other commercial disputes were pending before various courts in China. The aggregate amount of damages we are seeking under these pending cases is approximately RMB1,055.7 million (US$153.5 million).

Government Regulations

PRC Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public network infrastructures. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT, or its provincial level counterparts.

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated in June 11, 2001, February 21, 2003 and December 28, 2015, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing iQIYI and Shanghai Zhong Yuan have each obtained the ICP License, which will remain effective until September 8, 2021 and May 11, 2021, respectively.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in China must demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, to provide value-added telecommunication services in China and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry, or the MII, released the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Notice, pursuant to which, for any foreign investor to invest in telecommunications businesses in China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, and they may not provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a value-added telecommunication service operator shall be legally owned by such operator or its shareholders.

Furthermore, the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, the latest version of which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies businesses into three categories with regard to foreign investment: (i) “encouraged”, (ii) “restricted”, and (iii) “prohibited”. The latter two categories are included in the negative list, which was first introduced into the Foreign Investment Catalog in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List 2018) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2017. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Our business falls under value-added telecommunications services, which are listed under the Special Administrative Measures.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet culture services, internet audio-video program services and radio/television programs production and operation business, we have established various domestic consolidated affiliated entities to engage in value-added telecommunications services. For a detailed discussion of our consolidated affiliated entities, see “Item 4. Information on the Company—C. Organizational Structure.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In order to comply with PRC regulatory requirements, we operate a substantial portion of our business through our consolidated affiliated entities, which we have contractual relationships with but we do not have actual ownership interests in. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License. As a provider of commercial internet information services, Beijing iQIYI and Shanghai Zhong Yuan have each obtained an ICP License, which will remain effective until September 8, 2021 and May 11, 2021, respectively.

Regulations on Internet Audio-video Program Services

On December 20, 2007, the MII and the SARFT, jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines “internet audio-video program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain an internet audio-video program transmission license. Applicants for such licenses shall be state-owned or state-controlled entities unless an internet audio-video program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the Audio-video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast shall be retained in full for at least 60 days. Movies, television programs and other media content used as Internet audio-video programs shall comply with relevant administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to Internet audio-video programs shall immediately delete the audio-video programs violating laws and regulations, keep relevant records, report relevant authorities and implement other regulatory requirements.

The Categories of the Internet Audio-Video Program Services, or the Audio-video Program Categories, promulgated by SAPPRFT on March 10, 2017, classifies internet audio/video programs into four categories: (I) Category I internet audio/video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio/video program service, including (a) re-broadcasting service of current political news audio/video programs; (b) hosting, interviewing, reporting and commenting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; and (g) live audio/video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III internet audio/video program service, including (a) aggregating service of online audio/video contents, and (b) re-broadcasting service of the audio/video programs uploaded by internet users; and (IV) Category IV internet audio/video program service, including (a) re-broadcasting of the radio/television program channels; (b) re-broadcasting of internet audio/video program channels; and (c) re-broadcasting of live internet-based audio/video programs.

On May 27, 2016, the SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-Video Program Service, or the Mobile Audio-Video Program Notice. The Mobile Audio-Video

Program Notice provides that the mobile Internet audio-video program services shall be deemed Internet audio-video program service. Entities which have obtained the approvals to provide the Internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the NRTA and/or SFB.

On November 4, 2016, the State Internet Information Office issued the Administrative Regulations on Online Live-broadcasting Services, or the Online Live-broadcasting Regulations, which came into effect on December 1, 2016. According to the Online Live-broadcasting Regulations, when providing internet news information services, both online live-broadcasting service providers and online live-broadcasting publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of their licenses. All online live-broadcasting service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live-broadcasting content.

On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Orders of Internet Audio-video Programs, or the SAPPRFT Notice No. 21. According to the SAPPRFT Notice No. 21, online platforms shall not illegally capture, edit, or reprogram audio-video programs, shall strengthen the administration of audio-video programs, such as online movie clips and trailers, shall strengthen the management of the naming or sponsorship of the various programs, and the relevant authorities shall strengthen their administration and supervision over online audio-video platforms, as well as radio and television stations on content management. Among other, SAPPRFT Notice No. 21 requires that online audio-video platforms shall not produce or disseminate programs that distort, parody or vilify classic literary works; shall not re-edit, re-dub, or re-caption the subtitles of classic literary works, radio and television programs, network-based original audio-video programs or intercept certain program segments and splice them into new programs; and shall not disseminate edited pieces of works that distort the originals. Online platforms shall strictly supervise reprogramed videos uploaded by users and shall not facilitate the dissemination of defective audio-video programs. In addition, when receiving a complaint about defective programs from copyright owners, broadcasting agencies or producing agencies, online platforms shall immediately delete such programs.

On October 31, 2018, the State Administration of Radio and Television issued the Notice on Further Strengthening the Management of Radio and Television and Network Audiovisual Programs (“Notice 60”). According to Notice 60, all radio and television broadcasting institutes, network audiovisual program service institutes and program production institutes shall stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests; and strengthen the governance of TV series, network series (including network movies) to promote the benign development of the industry; shall strengthen the use and management of ratings (click-through rate) survey data and resolutely crack down on ratings (click-through rate) forgeries, etc. Notice 60 further provides that as to main network audiovisual programs, the total remuneration of all guests in each program shall not exceed 40% of the total cost of the program, the total remuneration of main guests in each program shall not exceed 40% of the total remuneration of all guests, and information such as the names, salaries and cost proportion of the guests shall be reported to the State Administration of Radio and Television before going online. Meanwhile, the total remuneration of all actors of each TV series and network series (including network movies) shall not exceed 40% of the total cost of production, of which the total remuneration of main actors shall not exceed 70% of the total remuneration of all actors.

On December 27, 2018, the State Administration of Radio and Television issued the Notice on the Upgrading of the Network Audiovisual Program Information Recording System (“Notice 158”). According to the Notice 158, the State Administration of Radio and Television has added a new module called "Main Network Movies and Teleplays Information Recording System" ("Recording System") in "Network Play, Micro Film and other Network Audiovisual Program Information Recording System". Since February 15, 2019, before the production of main network movies and teleplays (including network plays, network movies and network animations), the producers shall provide relevant information, such as name, type, content outline, budget making, etc. Main network movies and teleplays shall include network series (network animations) with total investment of more than RMB5 million and network movies with an investment of more than RMB 1 million. After shooting and production of main network movies and teleplays, the producers shall provide relevant information, such as the expected broadcasting platform, amount of actual investment, actor's remuneration and so on in the Recording System, and submit the finished programs to the relevant radio and television administrative departments. Main network series, network movies and network animations with on-line filing numbers could be broadcasted and promoted on the home pages of various audio-visual program websites, or could be used for investment promotion, membership recommendation, online recommendation and program optimization of audio-visual program websites.

Beijing iQiyi has obtained an internet audio-video program transmission license which will remain effective until October 23, 2021, covering certain audio-video program services as provided in category II and Shanghai Zhong Yuan has obtained an internet audio-video program transmission license which will remain effective until March 23, 2020, covering certain audio-video program services as provided in category II, category III and category IV.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Each of Beijing iQIYI, Shanghai Zhong Yuan and iQIYI Pictures has obtained a Radio and Television Program Production and Operation Permit for their respective businesses.

Regulations on Online Culture Administration

According to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the Ministry of Culture, or the MOC, on February 17, 2011, and amended on December 15, 2017 internet culture activities include: (i) production, reproduction, import, release or broadcast of internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the internet for spreading); (ii) distribution or publication of cultural products on internet; and (iii) exhibitions, competitions and other similar activities concerning internet culture products. The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate Internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music. Each of Beijing iQIYI and Shanghai Zhong Yuan has obtained a Network Cultural Business Permit from the relevant authorities.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China, or the New Advertising Law, effective on September 1, 2015 and amended on October 26, 2018. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the State Administration for Industry and Commerce, or the SAIC, issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures require that online advertisements may not affect users’ normal internet use and internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provides that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treats paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements. The New Advertising Law and SAIC Interim Measures require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which became effective on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules defines “internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content that is consistent with the type of content that has been published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (iv) other types of digital works identified by the SAPP. Under the Internet Publishing Rules, internet operators distributing such publications via internet are required to apply for an internet publishing license with the relevant governmental authorities and for SAPP approval before distributing internet publications. Shanghai Zhong Yuan currently holds an internet publishing license to provide the internet publications to the public through the internet, while Beijing iQIYI is in the process of applying for the internet publishing license.

Regulations on Online Games

In September 2009, the General Administration of Press and Publication, or the GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the Circular 13. The Circular 13 states that foreign investors are not permitted to invest in online game operating businesses in the PRC via wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If our contractual arrangements were deemed under the Circular 13 to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our contractual arrangements might be challenged by the SAPP. We are not aware of any online game companies which use the same or similar contractual arrangements having been challenged by the GAPP, the SAPPRFT or the SAPP as using those contractual arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the Circular 13 became effective. However, it is unclear whether and how the Circular 13 might be interpreted or implemented in the future. See “Key Information—D. Risk Factors—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The Interim Measures for the Administration of Online Games, or the Online Game Measures, issued by the MOC, which took effect on August 1, 2010 and amended on December 15, 2017, regulates a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provides that any entity that is engaged in online game operations must obtain a Network Cultural Business Permit, and require the content of an imported online game to be examined and approved by the MOC prior to the game’s launch and require a domestic online game to be filed with the MOC within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MOC on July 29, 2010 to implement the Online Game Measures, (i) requires online game operators to protect the interests of online game users and specifies that certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) requires content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the protection of minors playing online games, and (iv) requests online game operators to promote real-name registration by their game users.

Regulations on E-Commerce

The Standing Committee of the National People’s Congress enacted the PRC E-Commerce Law on August 31, 2018, which will be effective on January 1, 2019. Under the PRC E-Commerce Law, E-Commerce refers to operating activities of selling goods or providing services through the internet or other information networks. The PRC E-Commerce Law generally applies to: (i) platform operators, which refer to legal persons or unincorporated organizations that provide network places of business, transaction matching, information release and other services to enable the transaction parties to carry out independent transaction activities; (ii) operators on the platform, which refer to e-commerce operators that sell goods or provide services to customers through e-commerce platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or other network services. The PRC E-Commerce Law also provides rules in relation to e-commerce contracts, dispute settlements, e-commerce development as well as legal liabilities involved in e-commerce.

Regulations on Information Security, Censorship and Privacy

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and amended them on August 27, 2009 that may subject persons to criminal liabilities in China for any attempt to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which was amended in 2011 and prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website and application. However, due to the large amount of user uploaded content in addition to the PPC, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Regulations on Intellectual Property Rights

Regulations on copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to Internet activities and products disseminated over the Internet. In addition, Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended on May 26, 2000 and February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration, or the NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MIIT on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

As of December 31, 2018, we have registered 289 software copyrights in the PRC.

Patent law

According to the Patent Law of the PRC (Revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. As of December 31, 2018, we have applied for approximately 5,384 patents in the PRC, among which 2,318 have been registered.

Trademark law

Trademarks are protected by the Trademark Law of the PRC (Revised in 2013) which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the State Administration for Market Regulation of the PRC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. As of December 31, 2018, we have applied for registration of 4,408 trademarks with the Trademark Office of the State Administration for Market Regulation of the PRC, among which 2,669 have been registered.

Regulations on domain names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. As of December 31, 2018, we have registered 117 domain names in the PRC.

Regulations on Foreign Exchange

General administration of foreign exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and on October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the Interim Measures for the Administration of Establishment and Change Filings of Foreign-invested Enterprises, which was promulgated by the MOFCOM, became effective on July 30, 2017 and amended on June 29, 2018, the Administrative Regulations on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the State Administration for Market Regulation, or the SAMR, which has replaced the SAIC, or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS (“MOFCOM Filing”) if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Based on SAFE Circular No.13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise, promulgated by SAIC on February 17, 1987 and effective on March 1, 1987, with respect to a Sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than 1/2 of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment , if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

On January 11, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that, enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing ∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + ∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date of this annual report, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore investment

Under the Circular of the SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on dividend distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

As of the date of this annual report, Beijing QIYI Century, Chongqing QIYI Tianxia Science & Technology Co., Ltd. and iQIYI New Media, our wholly foreign-owned subsidiaries are in an accumulated loss position. Beijing QIYI Century, Chongqing QIYI Tianxia Science & Technology Co., Ltd. and iQIYI New Media have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rate of 17% and 11% are changed into 16% and 10%, respectively.

As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities are generally subject to 3%, 6%, 10% or 16% VAT rate.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and will take effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

C.	Organizational Structure

The following diagram illustrates our current corporate structure, which include our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

iQIYI, Inc. (Cayman Islands) 100% IQIYI Film Group Limited (Cayman Islands) 100% IQIYI Media Limited (Cayman Islands) 100% Qiyi.com HK Limited (HK) 100% Skymoons Inc. (Cayman Islands) 100%  IQIYI Film Group HK Limited (HK) 80% Magic Prime Group Limited (BVI) 100% Special (Hong Kong) Co., Ltd. (HK) 100% Beijing iQIYI New Media Science & Technology Co., Ltd. (WFOE) 100% Beijing QIYI Century Science & Technology Co., Ltd. (WFOE) 100% Chongqing QIYI Tianxia Science & Technology Co., Ltd. (WFOE) Offshore Onshore Beijing iQIYI Cinema Management Co., Ltd.(1) iQIYI Pictures (Beijing) Co., Ltd.(2) Shanghai iQIYI Culture Media Co., Ltd.(3) Beijing iQIYI Science & Technology Co., Ltd.(4) Shanghai Zhong Yuan Network Co., Ltd.(5) 99.99% 0.01% Chengdu Skymoons Digital Entertainment Co., Ltd. 100% Tianjin Skymoons Interactive Co., Ltd.

For details of contractual arrangements, see " — Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders."
Equity interest.

Notes

(1)	The shareholders of Beijing iQIYI Cinema are Dr. Yu Gong, our founder, director and chief executive officer, and Mr. Xianghua Yang, our senior vice president, each holding 50% of equity interest.
(2)	The shareholders of iQIYI Pictures are Dr. Yu Gong and Mr. Ning Ya, senior vice president of the company and president of iQIYI Pictures, each holding 50% of equity interest.

(3)	The shareholders of Shanghai iQIYI are Dr. Yu Gong and Mr. Xiaohua Geng, our senior vice president, each holding 50% of equity interest.
(4)	The shareholder of Beijing iQIYI is Mr. Xiaohua Geng, holding 100% of equity interest.
(5)	The shareholder of Shanghai Zhong Yuan is Dr. Yu Gong, holding 100% of equity interest.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, Internet audio-video program services and certain other businesses. We are a company registered in the Cayman Islands. Beijing QIYI Century and iQIYI New Media, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Beijing iQIYI Cinema, our consolidated affiliated entities in the PRC, based on a series of contractual arrangements by and among Beijing QIYI Century, iQIYI New Media, our consolidated affiliated entities and their shareholders.

The following is a summary of the currently effective contractual arrangements among Beijing QIYI Century, Beijing iQIYI, Beijing iQIYI’s shareholders and iQIYI, Inc.

Loan Agreement

Pursuant to the amended and restated loan agreement dated January 30, 2013 between Beijing QIYI Century and Mr. Xiaohua Geng, the sole shareholder of Beijing iQIYI, Beijing QIYI Century made loans in an aggregate amount of RMB27 million to Mr. Geng for the acquisition and capitalization of Beijing iQIYI. Pursuant to the amended and restated loan agreement, Mr. Geng can only repay the loans by the sale of all his equity interest in Beijing iQIYI to iQIYI, Inc. insofar as permitted under PRC law and pay all of the proceeds from sale of such equity interests to iQIYI, Inc. In the event that Mr. Geng sells his equity interests in Beijing iQIYI to iQIYI, Inc. with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing QIYI Century as the loan interest to or cost for capital occupancy to the extent allowed under PRC law. The loan maturity date is June 23, 2021 unless otherwise decided by Beijing QIYI Century.

Share Pledge Agreement

Pursuant to the amended and restated equity pledge agreement dated January 30, 2013, Mr. Xiaohua Geng has pledged all of his equity interest in Beijing iQIYI to guarantee his and Beijing iQIYI’s performance of his obligations under, where applicable, the amended and restated exclusive technology consulting and services agreement and the amended and restated loan agreement. If Beijing iQIYI or Mr. Geng breach their contractual obligations under these agreements, Beijing QIYI Century, as pledgee, will have the right to dispose of the pledged equity interests. Mr. Geng agrees that, during the term of the equity pledge agreements, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and he also agrees that Beijing QIYI Century’s rights relating to the equity pledge should not be prejudiced by the legal actions of Mr. Geng, his successor or his assignee. During the term of the amended and restated equity pledge agreement, Beijing QIYI Century has the right to receive all of the dividends and profits distributed on the pledged equity. The amended and restated equity pledge agreement will terminate on the date when Beijing iQIYI and Mr. Geng have completed all their obligations under the amended and restated exclusive technology consulting and services agreement and the amended and restated loan agreement unless otherwise unilaterally terminated by Beijing QIYI Century.

Exclusive Purchase Option Agreement

Pursuant to the amended and restated exclusive purchase option agreement dated January 30, 2013 by and among iQIYI, Inc., Beijing QIYI Century, Beijing iQIYI, and Mr. Xiaohua Geng, Mr. Geng irrevocably grants iQIYI, Inc. or its designee an exclusive option to purchase at its discretion, to the extent permitted under PRC law, all or part of his equity interests in Beijing iQIYI. In addition, the purchase price should equal the amount that Mr. Geng contributed to Beijing iQIYI as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. If any dividends or assets of other form were distributed, such dividends or distributions, including the purchase consideration received if the exclusive purchase option is exercised, will have to be repaid by Mr. Geng to iQIYI, Inc. Without the prior written consent of iQIYI, Inc., Beijing iQIYI may not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB300,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Mr. Geng agrees that, without the prior written consent of iQIYI, Inc., he will not dispose of his equity interests in Beijing iQIYI or create or allow any encumbrance on the equity interests, and will not cause Beijing iQIYI to provide any persons with any loans. The initial term of the amended and restated exclusive purchase option agreement is ten years and can be renewed at the discretion of iQIYI, Inc.

Business Operation Agreement

Pursuant to the amended and restated business operation agreement dated January 30, 2013 by and among Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng, Beijing QIYI Century agrees to provide Beijing iQIYI with performance guarantees with respect to any contracts, agreements and transactions Beijing iQIYI entered into in connection with its business. As a counter-guarantee, Beijing iQIYI agrees to offer all its account receivables and assets as collateral. The initial term of the business operation agreement is ten years and can be renewed at the discretion of Beijing QIYI Century.

Business Cooperation Agreement

Pursuant to the business cooperation agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, on the website it operates, technology services provided by Beijing QIYI Century, including but not limited to, P2P download and video on-demand system. As consideration for the internet information services and other services provided by Beijing iQIYI, Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI. Beijing iQIYI has the right to waive the service fees. The term of the business cooperation agreement is ten years and can be renewed at the discretion of Beijing QIYI Century.

Commitment Letter

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of us under U.S. GAAP and the relevant contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws. Such financial support shall be forgiven by iQIYI, Inc. and Beijing QIYI Century. As of December 31, 2018, iQIYI has provided RMB785.8 million (US$114.3 million) in financial support to Beijing iQIYI under this commitment letter, all of which has been forgiven.

Shareholder Voting Rights Trust Agreement

Pursuant to the amended and restated shareholder voting rights trust agreement dated January 30, 2013 by and between Beijing QIYI Century and Mr. Xiaohua Geng, Mr. Geng has agreed to irrevocably entrust a person designated by Beijing QIYI Century to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as the shareholder of Beijing iQIYI. The agreement will remain effective for as long as Mr. Geng remains the shareholder of Beijing iQIYI unless Beijing QIYI Century unilaterally terminates the agreement by written notice.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century has the sole and exclusive right to provide specified technology consulting and services to Beijing iQIYI. Beijing iQIYI agrees to accept such services and, without the prior written consent of Beijing QIYI Century, may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. Beijing iQIYI agrees to pay specified service fees to Beijing QIYI Century on a quarterly basis. Beijing QIYI Century has the right to adjust the calculation basis and payment method through written confirmation, without the prior consent of Beijing iQIYI. All the benefits and interests generated from the agreement, including but not limited to software copyrights, intellectual property rights, know-how and trade secrets, will be Beijing QIYI Century’s sole and exclusive rights. The term of the exclusive technology consulting and services agreement is ten years and can be renewed at the discretion of Beijing QIYI Century.

Trademark License Agreement

Pursuant to the trademark license agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century grants Beijing iQIYI trademark licenses to use the trademarks held by Beijing QIYI Century in specified areas. Beijing QIYI Century may not grant trademark licenses to third parties. Beijing iQIYI agrees to pay specified usage fees to Beijing QIYI Century. The term of this trademark license agreement is five years and is afterwards automatically renewed for one additional year each year, unless terminated by Beijing QIYI Century by written notice.

Software Usage License Agreement

Pursuant to the software usage license agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century grants Beijing iQIYI non-exclusive rights to use specified software in China. Beijing iQIYI agrees not to sub-license such software usage rights, and agrees to pay specified usage fees to Beijing QIYI Century. The term of this software usage license agreement is five years and can be renewed at the discretion of Beijing QIYI Century. On December 2, 2016, Beijing QIYI Century executed a confirmation letter to extend the term of the software usage license agreement for another five years.

Power of Attorney

On January 30, 2013, Beijing QIYI Century granted iQIYI, Inc. irrevocable power of attorney under the amended and restated shareholder voting rights trust agreement. Pursuant to the irrevocable power of attorney, iQIYI, Inc. may exercise all shareholder rights during the term of the amended and restated shareholder voting rights trust agreement and may transfer such rights to a designated third party without written notice to Beijing QIYI Century.

Spousal Consent Letter

The spouse of the shareholder of Beijing iQIYI signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the spouse is aware of the above-mentioned loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, and shareholder voting rights trust agreement, and has no objection regarding the contractual arrangements aforesaid. The signing spouse committed not to impose any adverse assertions upon the validity of such contractual arrangement based on the existence or termination of the marital relationship with the relevant shareholder, or exert any impediment or adverse influence over the relevant shareholder’s performance of any contractual arrangement or claim rights on Beijing iQIYI.

The contractual arrangements by and among iQIYI, Inc., Beijing QIYI Century, Shanghai iQIYI, and the shareholders of Shanghai iQIYI, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, commitment letter, shareholder voting rights trust agreement, spousal consent letter and exclusive technology consulting and services agreement, are substantially the same as the corresponding contractual arrangements discussed above.

The contractual arrangements by and among iQIYI, Inc., Beijing QIYI Century, Shanghai Zhong Yuan, and the shareholder of Shanghai Zhong Yuan, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, commitment letter, shareholder voting rights trust agreement, spousal consent letter and exclusive technology consulting and services agreement, are substantially the same as the corresponding contractual arrangements discussed above.

The contractual arrangements by and among iQIYI, Inc., iQIYI New Media, Beijing iQIYI Cinema, and the shareholders of Beijing iQIYI Cinema, including loan agreements, share pledge agreements, exclusive purchase option agreement, exclusive management consulting and business cooperation agreement, commitment letter, power of attorney and spousal consent letters, are substantially the same as the corresponding contractual arrangements discussed above.

The contractual arrangements by and among iQIYI, Inc., iQIYI New Media, iQIYI Pictures, and the shareholders of iQIYI Pictures, including loan agreements, share pledge agreements, exclusive purchase option agreement, exclusive management consulting and business cooperation agreement, commitment letters, power of attorney and spousal consent letter, are substantially the same as the corresponding contractual arrangements discussed above.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

•	the ownership structure of our consolidated affiliated entities and our wholly-foreign owned subsidiaries are in compliance with PRC laws or regulations currently in effect; and
•

the contractual arrangements among our wholly-foreign owned subsidiaries, consolidated affiliated entities and their respective shareholder(s), either individually or taken as a whole, are valid and legally binding upon each party to such arrangement and are enforceable against each party thereto in accordance with their terms, and do not contravene any PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our internet video streaming business and related business do not comply with PRC government restrictions on foreign investment in internet video streaming and related businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 63,318 square meters. We own office premises of approximately 17,570 square meters in Shanghai. We also lease offices in Shanghai, Chongqing and various other cities, with an aggregate area of approximately 26,580 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases, and we plan to renew most of these leases when they expire:

Leased properties	Term	Area (square meters)
Beijing	0.5, 1, 2, 3, 4, 6 and 20 years	63,318
Shanghai	1, 4 and 20 years	3,019
Chongqing	2, 3 and 5 years	8,913
Others	1, 2, 3 and 5 years	14,649
Total		89,899

Our main IT infrastructure include internet data centers (IDC) and content delivery networks (CDN). We lease IDC facilities from China Telecom, China Unicom and China Mobile. Our bandwidth provider includes self-built CDN, cooperating bandwidth, commercial CDN and Internet Exchange.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We have developed multiple monetization methods to capture entertainment market opportunities in China. We generate revenues through (i) membership services, (ii) online advertising services, (iii) content distribution, and (iv) others.

Selected Income Statement Items

Total Revenues

We derive our revenues from (i) membership services, (ii) online advertising services, (iii) content distribution and (iv) others. Starting from January 1, 2018, we adopted ASC 606, which reclassifies VAT from cost of revenues to net against revenues among other changes. The consolidated statements of comprehensive loss data for the year ended December 31, 2018 presented below have been prepared in accordance with ASC 606 and is net of VAT of RMB1,457.8 million (US$212.0 million), while the consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017 presented below have been prepared in accordance with the legacy revenue accounting standard (ASC 605) and, unlike the consolidated statement of comprehensive loss data for the year ended December 31, 2018, is not net of VAT of RMB630.8 million and RMB981.6 million, respectively. The following table presents our revenue lines and as percentages of our total revenues for the periods presented.

	For the year ended December 31,
	2016(1)		2017(1)		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	3,762,183	33.5	6,536,028	37.6	10,622,769	1,545,018	42.5
Online advertising services	5,650,366	50.3	8,158,924	46.9	9,328,061	1,356,710	37.3
Content distribution	500,952	4.4	1,191,816	6.9	2,162,643	314,543	8.7
Others	1,323,906	11.8	1,491,582	8.6	2,875,643	418,245	11.5
Total revenues	11,237,407	100.0	17,378,350	100.0	24,989,116	3,634,516	100.0

Note:

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.

Membership services

We offer membership packages to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, (iii) merchandise selection and privilege, (iv) higher community status in our iQIYI Paopao social platform. We generate a small portion of our membership services revenue from on-demand content purchase by our users and sale of other membership cards.

Online advertising services

Our advertising revenues are recognized net of advertising agency rebates in 2016 and 2017, and net of advertising agency rebates and VAT in 2018. Most of our advertising services are in the form of brand advertising.

Content distribution

We distribute video content licensed from third parties by sub-licensing such content to other third-party internet video streaming platforms, and as consideration receive either cash or the right to distribute on our platform certain licensed content from such platforms. We also distribute selected premium content, especially original content titles outside of China and to TV stations in China.

Others

We generate revenues from various other channels, such as live broadcasting, online games, and talent agency business. We generate revenues from online games both by distributing third-party online games and sharing revenues with them, and offering our in-house developed online games. With the acquisition of Skymoons in 2018, we plan to further broaden our offering of online games with in-house developed titles. We generate revenues from live broadcasting through the sale and consumption of virtual items purchased by viewers of our live broadcasting shows. We generate revenues from talent agency services, primarily from celebrity endorsement contracts for the artists we represent. In addition, we also generate revenues from IP licensing, online literature and e-commerce.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of revenues, (ii) selling, general and administrative expenses and (iii) research and development expenses.

Cost of revenues. Our cost of revenues mainly consist of content costs, bandwidth costs and others. Content costs mainly consist of expense for original content, which includes amortization of capitalized produced content and expenses recorded when production costs exceed the total revenues to be earned; licensed content, which includes amortization and impairment of licensed copyrights; and revenue sharing cost for content uploaded by partners and cost incurred for live broadcasting hosts. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. We expect that our cost of revenues will increase in the foreseeable future as we continue to produce and license premium content and enhance our user base and level of user engagement over time.

Selling, general and administrative expenses. Our selling expenses primarily consist of promotional and marketing expenses and compensation for our sales and marketing personnel. We expect our selling and marketing expenses to increase in the foreseeable future as we plan to engage in more selling and marketing activities to attract new users and advertisers and to promote our brand recognition and content titles, as well as to grow our business.

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business.

Research and development expenses. Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expect our research and development expenses to increase in the foreseeable future as we continue to develop new products and services to attract users and increase user engagement, and expand our monetization efforts.

Taxation

We had income tax expense of RMB13.1 million and RMB78.8 million (US$11.5 million) in 2016 and 2018, respectively, and income tax benefit of RMB7.6 million in 2017. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

PRC

Generally, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, or HNTE. A HNTE certificate is normally effective for a period of three years. Certain PRC subsidiaries and VIEs, including Beijing QIYI Century, Beijing iQIYI, Shanghai Zhong Yuan and Tianjin Skymoons Interactive Co., Ltd., or Tianjin Skymoons, are qualified as HNTE. The related tax holiday under such HNTE certificates of our entities will expire in 2019, 2020 or 2021. An enterprise may also benefit from preferential tax treatments under the EIT law if it qualifies as a Software Enterprise, or SE. Chengdu Skymoons, qualified as a SE, is entitled to an exemption from the enterprise income tax for two years beginning from 2014, and a reduced tax rate of 12.5% for the subsequent three years.

Our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to VAT at a rate of 3%, 6%, 10% or 16% on the services we provide and related surcharges.

If our holding company in the Cayman Islands or our subsidiary outside of the PRC were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical accounting policies, judgment and estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on value-added telecommunication services, internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses, we operate our internet platform and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb a majority of the risk of loss and receive a majority of the residual returns from the affiliated entities’ activities. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities and are the primary beneficiary of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Revenue recognition

We adopted ASC 606, Revenue from Contracts with Customers from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 was presented under ASC 606, and revenues for the years ended December 31, 2016 and 2017 were not adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an adjustment to decrease the opening balance of accumulated deficit on January 1, 2018 by RMB916.1 million (US$133.2 million), with the impact primarily related to our earlier recognition of online advertising revenues under ASC 606 compared to legacy GAAP.

Our revenues are derived principally from membership services, online advertising services and content distribution and other revenues. Commencing on January 1, 2018, we recognize revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. Pursuant to ASC 606, VAT was reclassified from cost of revenue to net against revenues. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to our consolidated financial statements as of and for the year ended December 31, 2018.

Membership services

We offer membership services to subscribing members with various privileges, which primarily including access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others.

When the receipt of membership fees is for services to be delivered in a period of time, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand content purchases made by members and the sale of the right to services such as other memberships, which we acquire and control before they are transferred to subscribing members.

Online advertising services

We sell advertising services primarily to third-party advertising agencies and a small portion are sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We perform a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where we provide customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, we would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied by displaying the advertisements in accordance with the revenue contracts.

We provide various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. We have a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. We account for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

Content distribution

We generate revenues from sub-licensing content licensed from third party vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors has definitive license period and provide us rights to sub-license these contents to other third parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, we receive the sub-license fee upfront under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-license fees are recognized in accordance with ASC 606 and represents a license of functional intellectual property which grants a right to use our licensed copyrights and recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.

We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC 606, and record the transaction based on the fair value of the asset received starting from January 1, 2018. Barter sublicensing revenues are recognized in accordance with the same ASC 606 criteria above. We estimate the fair value of the licensed copyrights received based on various factors, including broadcasting schedule, cast and crew, theme and popularity, box office and market share of counterparties to the exchange. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926 (“ASC 926”), Entertainment—Films.

Others

Other revenues mainly include revenues from live broadcasting and online games.

Live broadcasting

We operate a live broadcasting platform, iQIYI Show, whereby our users can follow their favorite hosts and shows in real time through live broadcasting. Our users can purchase virtual currency for usage in iQIYI Show to acquire consumable virtual gifts, which are simultaneously presented to hosts to show their support or time-based virtual items, which enables users to enjoy additional functions and privileges for a specified time period.

We operate the live broadcasting platform and determine the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as we act as the principal in the transaction. Costs incurred from services provided by the hosts is recognized as cost of revenues. To facilitate the sale of virtual items, we bundle special privileges and virtual items as a package at a discounted price and we allocate the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue”.

Online games

We operate mobile games including both self-developed (after the business acquisition of Skymoons) and licensed mobile games and generate mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

We record revenue generated from mobile games on a gross basis if we act as the principal in the mobile game arrangements under which we control the specified services before they are provided to the customer. In addition, we are primarily responsible for fulfilling the promise to provide maintenance services and have discretion in setting the price for the services to the customer. Otherwise, we record revenue on a net basis based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 606 are met, which is generally when the user purchases virtual currencies issued by the game developers.

For transactions where we are the principal, we determine that the in-game virtual items are identified as performance obligations. We provide on-going services to the end-users who purchase virtual items to gain an enhanced game-playing experience. Accordingly, we recognize revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts.

Contract balances

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were presented as “Customer advances and deferred revenue” and contract assets are included in “Prepayments and other assets” on the consolidated balance sheets.

Practical Expedients and Exemptions

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Business Combinations

We account for our business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. We also evaluate all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If we determine that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair values and equity method investments.

Prior to adopting ASC topic 321 (“ASC 321”), Investments—Equity Securities on January 1, 2018, we carry at cost our investments in investees which do not have readily determinable fair value and we do not have significant influence in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments.

We adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening retained deficit was nil. Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value and any changes in fair value are recognize in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 (“ASC 820”), Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments—Equity Method and Joint Ventures. Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Produced content, net

We produce and contract external parties to produce films and episodic series to exhibit on our websites. Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Produced content exceeding the total revenues to be earned (“ultimate revenue”), is expensed as cost of revenues.

We use the individual-film-forecast-computation method to amortize our produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926-20 Entertainment-Films, Other Assets-Film Costs. We periodically review our estimates of ultimate revenue for our produced content and adjustments, if any, will result in applying a revised fraction to the net carrying amount of produced content as of the beginning of the fiscal year. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision. We review our unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost.

Licensed copyrights, net

Licensed copyrights consist of PPC, such as movies, television series, variety shows, sports and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability recorded when cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our internet platform. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage.

We have two types of licensed copyrights, (i) non-exclusive licensed copyrights and (ii) exclusive licensed copyrights. With non-exclusive licensed copyrights, we have the right to broadcast the content on our own internet platform. While, with exclusive licensed copyrights, in addition to the broadcasting right, we also have the right to sublicense the underlying contents to third parties.

Non-exclusive licensed copyrights, mainly comprising of newly released movies, television series and seasonal variety shows, are generally amortized using an accelerated method based on historical viewership consumption patterns. Other non-exclusive licensed copyrights, mainly comprising of library movies, television series and variety shows and certain non-episodic features, are amortized on a straight-line basis, as the consumption pattern based on historical viewing data supports this amortization method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The major factors that impact our viewership consumption patterns include film box office, ratings for television series and variety shows, user traffic on our platforms, placement schedule, user tastes and preferences, emerging cultural trends, merchandising and marketing efforts. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections, or ASC 250.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense to third parties, and we allocate the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of our estimate of the total revenues that will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect advertising and membership revenues, the content costs are amortized in accordance with ASC subtopic 920-350, Entertainment-Broadcasters: Intangibles—Goodwill and Other, or ASC 920-350, using the same method as non-exclusive licensed copyrights as described above. For the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, the content costs are amortized in accordance with ASC 926 using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of the actual sublicensing revenues generated for the current period to the total sublicensing revenues estimated to be generated by the sublicensing right. We review the forecasted total direct revenues on a periodic basis and any changes in estimates will result in applying a revised fraction to the net carrying amount of the right to sublicense as of the beginning of the fiscal year. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision.

On a periodic basis, we evaluate the program usefulness of the broadcasting rights of its licensed copyrights and record such rights at the lower of unamortized cost or estimated net realizable value pursuant to the guidance in ASC 920-350. When there is a change in the expected usage of licensed copyrights, we estimate net realizable value of licensed copyrights to determine if any impairment exists.

Net realizable value is determined by estimating the expected cash flows generated from provision of online advertising and membership services, less any direct costs, over the remaining useful lives of the non-exclusive licensed copyrights. We estimate advertising and membership cash flows for each category of content. Estimates that impact advertising and membership cash flows include anticipated levels of demand for our online advertising and membership services and the expected selling prices of our advertisements and memberships. For the right to sublicense to third parties, we assess recoverability in accordance with ASC 926-20.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. We assess goodwill for impairment in accordance with ASC subtopic 350-20, Intangibles – Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. We determine reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where our segment manager regularly reviews the operating results of that component. We have one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by a segment manager.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative impairment test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

Significant management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit which could trigger future impairment. The judgment in estimating the fair value of a reporting unit includes forecasts of future cash flows, which are based on management’s best estimate of future revenue and operating expenses growth rates, future capital expenditures and working capital levels, as well as discount rate determined by the weighted average cost of capital approach and the selection of comparable companies operating in similar businesses. We also reviewed observable market data to assess the reasonableness of assumptions such as discount rate, operating margins, and working capital levels.

Impairment of long-lived assets other than goodwill

We evaluate long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives other than licensed copyrights and produced content, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of the long-lived assets based on the undiscounted future cash flows the long-lived assets are expected to generate at the lowest level of identifiable cash flows. We recognize an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the long-lived assets plus net proceeds expected from the eventual disposition of the long-lived assets, if any, is less than their carrying values. If we identify an impairment, we reduce the carrying value of the long-lived assets to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

We apply the provisions of ASC subtopic 740, Accounting for Income Taxes, or ASC 740, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. We recognize in our consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to changes in individual tax position. Changes in recognition and measurement estimates are recognized in the period which the change occurs.

Redeemable convertible preferred shares

The redeemable convertible preferred shares, or Preferred Shares, are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of us or redeemable upon a deemed liquidation event. The holders of the Preferred Shares have the ability to convert the instrument into our ordinary shares. We early adopted Accounting Standards Update (“ASU”) 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity , or ASU 2014-16, for all periods presented. ASU 2014-16 requires the use of the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. We evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of the Preferred Shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives required to be bifurcated.

Beneficial conversion features exist when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in our case. When a beneficial conversion feature, or BCF, exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. No BCF was recognized for Preferred Shares as the fair value per ordinary share at the commitment date was less than the most favorable conversion price. We determined the fair value of our ordinary shares with the assistance of an independent third party valuation firm.

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF was recognized for any of the Preferred Shares for the years ended December 31, 2016 and 2017, respectively.

As the Preferred Shares (other than the Series A-1 Preferred Shares) will become redeemable solely based on the passage of time should the contingent events not occur, we chose to recognize changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using the interest method.

Modification of redeemable convertible preferred shares

We assess whether an amendment to the terms of its redeemable convertible preferred shares is an extinguishment or a modification using the fair value model. If the change in fair value of the redeemable convertible preferred shares immediately after the amendment exceeds 10% from the fair value of the redeemable convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the redeemable convertible preferred shareholders and the carrying amount of the redeemable convertible preferred shares (net of issuance costs) is treated as a deemed dividend to or contribution from the redeemable convertible preferred shareholders. When redeemable convertible preferred shares are modified, a new effective interest rate to equate the future contractual cash flows (redemption amount) to the carrying amount is determined and applied to accretion on a prospective basis by analogy to ASC 470-50.

Share-based compensation

We account for share-based compensation in accordance with ASC topic 718 (“ASC 718”), Compensation-Stock Compensation.

We have elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met and the share-based awards are forfeited, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

We account for share-based awards issued to non-employees in accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees. The measurement date of the fair value of a share-based award issued to a non-employee is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if we had paid cash for the services provided by non-employees.

We, with the assistance of an independent third party valuation firm, determined the fair value of share-based awards granted to employees and non-employees.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. We will adopt ASU 2016-02 on January 1, 2019 using the modified retrospective method and will not restate comparable periods. We will elect the package of practical expedients permitted under the transition guidance, which allows us to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. We will also elect the practical expedient to not separate lease and non-lease components and the short-term lease exemption for certain classes of underlying assets with a lease term of 12 months or less. Operating leases related to offices and internet data center (“IDC”) facilities will be subject to ASU 2016-02 and right-of-use assets and operating lease liabilities will be recognized on our consolidated balance sheets. We currently believe the most significant change will be related to the recognition of right-of-use assets and lease liabilities on our consolidated balance sheets for certain in-scope operating leases. We do not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. We are still evaluating the effect that this accounting standard will have on the consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718)(“ASU 2018-07”). ASU 2018-07 issued final guidance aligning the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities (“PBEs”) in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606. We are currently evaluating the impact of adopting this accounting standard on our consolidated financial statements.

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”). ASU 2019-02 improves GAAP by aligning the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. In addition, ASU 2019-02 requires that an entity test a film or license agreement for program material within the scope of Subtopic 920-350 for impairment at a film group level when the film or license agreement is predominantly monetized with other films and/or license agreements. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for the fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. We are currently in the process of evaluating the effect that the adoption of ASU 2019-02 will have on the consolidated financial statements and related disclosures.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the years presented.

	For the year ended December 31,
	2016(1)		2017(1)		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	3,762,183	33.5	6,536,028	37.6	10,622,769	1,545,018	42.5
Online advertising services	5,650,366	50.3	8,158,924	46.9	9,328,061	1,356,710	37.3
Content distribution	500,952	4.4	1,191,816	6.9	2,162,643	314,543	8.7
Others	1,323,906	11.8	1,491,582	8.6	2,875,643	418,245	11.5
Total revenues	11,237,407	100.0	17,378,350	100.0	24,989,116	3,634,516	100.0
Operating costs and expenses:
Cost of revenues(2)	(11,436,595)	(101.8)	(17,386,563)	(100.0)	(27,132,811)	(3,946,304)	(108.6)
Selling, general and administrative(2)	(1,765,824)	(15.7)	(2,674,990)	(15.4)	(4,167,889)	(606,194)	(16.7)
Research and development(2)	(824,482)	(7.3)	(1,269,806)	(7.3)	(1,994,652)	(290,110)	(8.0)
Total operating costs and expenses	(14,026,901)	(124.8)	(21,331,359)	(122.7)	(33,295,352)	(4,842,608)	(133.3)
Operating loss	(2,789,494)	(24.8)	(3,953,009)	(22.7)	(8,306,236)	(1,208,092)	(33.3)
Total other (expenses)/income, net	(271,440)	(2.4)	208,512	1.2	(676,194)	(98,347)	(2.7)
Loss before income taxes	(3,060,934)	(27.2)	(3,744,497)	(21.5)	(8,982,430)	(1,306,439)	(36.0)
Income tax (expense)/benefit	(13,088)	(0.1)	7,565	0.0	(78,801)	(11,461)	(0.3)
Net loss	(3,074,022)	(27.4)	(3,736,932)	(21.5)	(9,061,231)	(1,317,900)	(36.3)

Note:

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.
(2)	Share-based compensation expense was allocated as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	9,479	34,895	83,351	12,123
Selling, general and administrative	30,447	130,994	368,598	53,610
Research and development	22,466	67,535	104,262	15,164
Total	62,392	233,424	556,211	80,897

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

To facilitate the comparison of our operating results, business performance and trends in 2017 and 2018, all percentage changes in revenues and operating loss margins as well as average brand advertising revenue per brand advertiser for the year ended December 31, 2017 are calculated by deducting VAT from the revenues in 2017, which is presented on the same basis as in 2018 and going forward.

Revenues

Our revenues increased by 52.4% from RMB16,396.8 million (which is net of the impact of RMB981.6 million of VAT) in 2017 to RMB24,989.1 million (US$3,634.5 million) in 2018.

Membership services. Our membership services revenue increased by 72.3% from RMB6,166.1 million (net of VAT) in 2017 to RMB10,622.8 million (US$1,545.0 million) in 2018, primarily driven by the increase in the number of subscribing members, which in turn was primarily a result of the popularity of our premium content, especially our self-produced blockbuster titles. The number of subscribing members increased by 72% from 50.8 million as of December 31, 2017 to 87.4 million as of December 31, 2018. Excluding individuals with trial memberships, the number of subscribing members increased by 72.2% from 50.0 million as of December 31, 2017 to 86.1 million as of December 31, 2018.

Online advertising services. Our online advertising services revenue grew by 21.2% from RMB7,697.1 million (net of VAT) in 2017 to RMB9,328.1 million (US$1,356.7 million) in 2018, as a result of our improved efficiency in the monetization of brand advertising business, driven by our strong and expanding library of self-produced and licensed content, as well as the growth of our in-feed advertising business, partially offset by tightening advertising budget of advertisers. Average brand advertising revenue per brand advertiser increased by 24.5% from RMB5.4 million in 2017 (net of VAT) to RMB6.7 million (US$1.0 million) in 2018.

Content distribution. Our content distribution revenue increased by 92.3% from RMB1,124.4 million (net of VAT) in 2017 to RMB2,162.6 million (US$314.5 million) in 2018, primarily caused by an increased number of titles and price of premium titles distributed.

Others. Other revenues increased by 104.1% from RMB1,409.2 million (net of VAT) in 2017 to RMB2,875.6 million (US$418.2 million) in 2018, primarily as a result of strong performance across various vertical business lines, and revenue contribution from Skymoons, a mobile game company we acquired in July 2018.

Cost of revenues

Our cost of revenues increased by 65.4% from RMB16,405.0 million in 2017 (excluding RMB981.6 million of VAT) to RMB27,132.8 million (US$3,946.3 million) in 2018.

Content cost. Content cost increased by 66.9% from RMB12,616.9 million in 2017 to RMB21,060.9 million (US$3,063.2 million) in 2018. The RMB8,444.0 million increase was primarily due to higher expenses recorded relating to licensed copyrights and self-produced content as we continue to invest in our comprehensive and diversified content library.

Bandwidth cost. Our bandwidth cost increased by 8.9% from RMB2,190.2 million in 2017 to RMB2,384.3 million (US$346.8 million) in 2018, primarily as a result of the increased bandwidth necessary to support the growth of our user traffic and better user experience, which is partially offset by enhanced operational efficiency.

Gross loss

As a result of the foregoing, we had gross losses of RMB8.2 million and RMB2,143.7 million (US$311.8 million) in 2017 and 2018, respectively. Our gross losses as a percentage of total revenues increased from 2017 to 2018, which was primarily attributed by the increase of content cost as a percentage of total revenues as we continued to produce and offer high-quality content, especially popular original content. We expect our cost of revenues to continue to increase on an absolute basis as traffic to our platform increases, user base of our platform grows, the resolution of our videos improves and as we produce and acquire more high-quality content to enrich user experience in our diversified monetization channels. In the short run, increase of cost of revenues may still outpace revenue as we devote more resources on original content production. We cannot provide an accurate estimate as to when we will achieve gross profit. For specific factors that may constrain our ability to reverse our gross loss, see “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and may continue to incur losses in the future.”

Selling, general and administrative expenses

Selling expenses increased by 46.4% from RMB2,217.0 million in 2017 to RMB3,244.9 million (US$472.0 million) in 2018, primarily due to the increase in advertising expenses and the increase in sales and marketing personnel salaries and benefits. Our marketing and promotional expenses increased by 65.2% from RMB1,373.3 million in 2017 to RMB2,268.8 million (US$330.0 million) in 2018 as we increased our brand and content promotional spending, and our spending on user acquisition channels, including mobile device manufacturers, search engines and mobile app stores. Our sales and marketing personnel compensation expenses increased by 25.2% from RMB621.2 million in 2017 to RMB777.5 million (US$113.1 million) in 2018 primarily due to the increased headcount. Our sales and marketing personnel headcount increased from 1,239 as of December 31, 2017 to 1,851 as of December 31, 2018.

General and administrative expenses increased by 101.5% from RMB458.0 million in 2017 to RMB923.0 million (US$134.2 million) in 2018, primarily due to the increase in personnel compensation expenses and professional service fees, as well as higher share-based compensation expenses. Our general and administrative personnel compensation expenses increased by 154.2% from RMB188.6 million in 2017 to RMB479.5 million (US$69.7 million) in 2018, primarily due to increased headcount and average compensation level, as well as higher share-based compensation expenses, mainly arising from the acquisition of Skymoons. Our general and administrative personnel headcount increased from 344 as of December 31, 2017 to 482 as of December 31, 2018. Our professional service fees increased by 71.9% from RMB78.1 million in 2017 to RMB134.2 million (US$19.5 million) in 2018 primarily due to procurement of audit and legal services in connection with our initial public offering in March 2018 and our convertible notes offering in December 2018.

Research and development expenses

Our research and development expenses increased by 57.1% from RMB1,269.8 million in 2017 to RMB1,994.7 million (US$290.1 million) in 2018, primarily due to the increase in research and development personnel compensation expenses. Our research and development personnel compensation expenses increased by 55.7% from RMB1,118.1 million in 2017 to RMB1,740.5 million (US$253.1 million) in 2018, primarily due to the increased headcount and average compensation level. Our research and development personnel headcount increased from 2,608 as of December 31, 2017 to 3,721 as of December 31, 2018.

Income tax expense

In 2017, RMB7.6 million in income tax benefit was recognized, which can be carried forward to offset future tax payable. In 2018, RMB78.8 million (US$11.5 million) income tax expense was recognized, which included RMB123.9 million current year income tax and RMB45.1 million deferred income tax benefit.

Net loss

As a result of the foregoing, we had net losses of RMB3,736.9 million and RMB9.061.2 million (US$1,317.9 million) in 2017 and 2018, respectively.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues

Our revenues increased by 54.6% from RMB11,237.4 million in 2016 to RMB17,378.4 million in 2017.

Membership services. Our membership services revenue increased by 73.7% from RMB3,762.2 million in 2016 to RMB6,536.0 million in 2017, primarily driven by the increase in the number of subscribing members. The number of subscribing members increased by 68.4% from 30.2 million as of December 31, 2016 to 50.8 million as of December 31, 2017. The number of individuals with trial memberships has consistently accounted for less than 5% of the total number of subscribing members. Excluding individuals with trial memberships, the number of subscribing members increased by 66.8% from 30.0 million as of December 31, 2016 to 50.0 million as of December 31, 2017.

Online advertising services. Our online advertising services revenue grew by 44.4% from RMB5,650.4 million in 2016 to RMB8,158.9 million in 2017, as a result of the increase of brand advertising, which is primarily due to the increase in average brand advertising revenue per brand advertiser, driven mainly by the increased attractiveness and efficiency of our advertising services, as well as the growth of our in-feed advertising service launched in the fourth quarter of 2016. Average brand advertising revenue per brand advertiser increased by 16.3% from RMB4.9 million in 2016 to RMB5.7 million in 2017.

Content distribution. Our content distribution revenue increased by 137.9% from RMB501.0 million in 2016 to RMB1,191.8 million in 2017, primarily caused by an increased amount of content titles distributed.

Others. Other revenues increased by 12.7% from RMB1,323.9 million in 2016 to RMB1,491.6 million in 2017, primarily as a result of the growth in live broadcasting revenue.

Cost of revenues

Our cost of revenues increased by 52.0% from RMB11,436.6 million in 2016 to RMB17,386.6 million in 2017.

Content cost. Content cost increased by 67.3% from RMB7,541.0 million in 2016 to RMB12,616.9 million in 2017. The RMB5,075.9 million increase was primarily due to the increased purchase of third-party PPC or PGC, which increased by RMB3,633.9 million as we procured more high-quality and popular licensed content; and to a lesser extent, to the increase of RMB1,002.9 million in revenue sharing with content partners as more content was uploaded onto our platform, and to our rapid expansion of original content production, which resulted in an increase of RMB429.4 million in content cost. The increase was partially offset by a decrease of other content cost.

Bandwidth cost. Our bandwidth cost increased by 16.8% from RMB1,874.6 million in 2016 to RMB2,190.2 million in 2017, primarily as a result of the increased bandwidth necessary to support the growth of our user traffic and better user experience.

Gross loss

As a result of the foregoing, we had gross losses of RMB199.2 million and RMB8.2 million in 2016 and 2017, respectively. Our gross losses as a percentage of total revenues decreased between 2016 and 2017, which was primarily attributed by the decrease of bandwidth cost as a percentage of total revenues, resulting from application efficiency being improved by technology.

Selling, general and administrative expenses

Selling expenses increased by 45.4% from RMB1,524.5 million in 2016 to RMB2,217.0 million in 2017, primarily due to the increase in advertising expenses and the increase in sales and marketing personnel salaries and benefits. Our advertising expenses increased by 51.3% from RMB907.9 million in 2016 to RMB1,373.3 million in 2017 as we increased our brand and content promotional spending, and our spending on user acquisition channels, including mobile device manufacturers, search engines and mobile app stores. Our sales and marketing personnel compensation expenses increased by 45.5% from RMB426.8 million in 2016 to RMB621.2 million in 2017 primarily due to the increased headcount. Our sales and marketing personnel headcount increased from 909 as of December 31, 2016 to 1,239 as of December 31, 2017.

General and administrative expenses increased by 89.7% from RMB241.4 million in 2016 to RMB458.0 million in 2017, primarily due to the increase in personnel compensation expenses and professional service fees. Our general and administrative personnel compensation expenses increased by 107.7% from RMB90.8 million in 2016 to RMB188.6 million in 2017, primarily due to increased headcount and average compensation level. Our general and administrative personnel headcount increased from 255 as of December 31, 2016 to 344 as of December 31, 2017. Our professional service fees increased by 104.5% from RMB38.2 million in 2016 to RMB78.1 million in 2017 primarily due to procurement of audit and legal services.

Research and development expenses

Our research and development expenses increased by 54.0% from RMB824.5 million in 2016 to RMB1,269.8 million in 2017, primarily due to the increase in research and development personnel compensation expenses. Our research and development personnel compensation expenses increased by 58.7% from RMB704.7 million in 2016 to RMB1,118.1 million in 2017 primarily due to the increased headcount and average compensation level. Our research and development personnel headcount increased from 1,998 as of December 31, 2016 to 2,608 as of December 31, 2017.

Income tax expense

We had an income tax expense of RMB13.1 million in 2016, which resulted from the net profit position of certain operating entities in the PRC. In 2017, RMB7.6 million income tax benefit was recognized, which can be carried forward to offset future tax payable.

Net loss

As a result of the foregoing, we had net losses of RMB3,074.0 million and RMB3,736.9 million in 2016 and 2017, respectively.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.	Liquidity and Capital Resources

Prior to the initial public offering of our ADSs, our principal sources of liquidity have been net cash provided by operating activities, debt financing support from Baidu, as well as private placements of preferred shares and convertible notes. We completed the initial public offering of our ADSs on April 3, 2018. As of December 31, 2018, we had RMB4,586.4 million (US$667.1 million) and RMB2,174.0 million (US$316.2 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our restricted cash mainly represents restricted deposits used as security against short-term loans. As of December 31, 2018, we had RMB6,061.8 million (US$881.7 million) in short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

Our total current liabilities were RMB19,812.4 million (US$2,881.6 million) as of December 31, 2018, which primarily included RMB10,162.4 million (US$1,478.1 million) in accounts payable and RMB3,632.1 million (US$528.3 million) in accrued expenses and other liabilities.

Historically, we have not been profitable nor generated positive net cash flows (if excluding the net proceeds we received in our initial public offering). Accounts payable amounted to RMB7,041.3 million and RMB10,162.4 million (US$1,478.1 million) as of December 31, 2017 and 2018, respectively. A substantial majority of our accounts payable is due to third party content providers. The increase in accounts payable was primarily a result of our continued significant investments to acquire premium licensed copyrights and expand our content offering.

We prudently manage our working capital to support our business and operations. In terms of financing activities, we have been actively seeking additional financings to improve our liquidity position. We completed the initial public offering of our ADSs in April 2018, and received net proceeds of RMB14.9 billion (US$2.2 billion). Prior to that, we completed the US$1.53 billion convertible notes financing in 2017, which were converted to Series G preferred shares in October 2017, obtained multiple lines of credit from commercial banks and have secured from Baidu another loan of RMB650.0 million in early 2018. In addition, we completed the US$750 million convertible notes offering in December 2018. In connection with our convertible notes offering, we also entered into capped call transactions. In addition, in December 2018, certain supplier invoices selected by us which were recorded as accounts payable totaling RMB525.3 million (US$76.4 million) were factored to a financial institution, or the factored receivables, at a discount. The factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the factored receivables, maturing in December 2019 and December 2020, were issued to third party investors with a stated interest of 5.0% to 5.5% and raised total gross proceeds of RMB446.0 million (US$64.9 million).

In terms of business initiatives, we will (i) continue to work closely with our advertising customers and suppliers in order to optimize our payment terms, (ii) continue to pursue strategies to increase our revenues from membership services, live broadcasting services and in-feed advertising services, where customers usually prepay for our services, and (iii) continue to strengthen our content production capabilities in order to gain more pricing power over our content sourcing efforts.

We believe that our current cash and cash equivalents, restricted cash, short-term investments and proceeds and lines of credit/financing available to us and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We have been improving our working capital position and have achieved a working capital surplus as of December 31, 2018. As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital position or to achieve a surplus beyond the next 12 months.  In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market and commercial banks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected .”

As of December 31, 2018, 11.9% of our cash and cash equivalents, restricted cash and short-term investments were held in the PRC, while 10.8% of our cash and cash equivalents, restricted cash and short-term investments were held by our consolidated affiliated entities and their subsidiaries.

Although we consolidate the results of our consolidated affiliated entities and their subsidiaries, we only have access to the assets or earnings of our consolidated affiliated entities and their subsidiaries through our contractual arrangements with our consolidated affiliated entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—Holding company structure.” We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM in its foreign investment comprehensive management information system; and
•

loans by us to our PRC subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system.

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance since we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries determine to adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated affiliated entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM and the amount of registered capital of such foreign-invested company.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,612,121	4,011,784	2,884,186	419,489
Net cash used for investing activities	(6,663,100)	(10,660,674)	(20,949,094)	(3,046,918)
Net cash provided by financing activities	3,411,766	6,561,110	23,474,959	3,414,292
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,681	(143,417)	617,386	89,791
Net (decrease)/increase in cash, cash equivalents and restricted cash	(624,532)	(231,197)	6,027,437	876,654
Cash, cash equivalents and restricted cash at the beginning of the period	1,588,739	964,207	733,010	106,612
Cash, cash equivalents and restricted cash at the end of the period	964,207	733,010	6,760,447	983,266

Net cash provided by operating activities

Net cash provided by operating activities decreased from RMB4,011.8 million in 2017 to RMB2,884.2 million (US$419.5 million) in 2018, primarily due to the combined effect of an increase in net loss, as adjusted for non-cash items, and changes in operating assets and liabilities. Net loss increased by RMB5,324.3 million from RMB3,736.9 million in 2017 to RMB9,061.2 million (US$1,317.9 million) in 2018, partially offset by the increase in the amortization and impairment of licensed copyrights and produced content from RMB8,693.6 million in 2017 to RMB14,501.7 million (US$2,109.2 million) in 2018 as a result of continued expansion of our content portfolio to maintain our market leadership. Operating cash outflow increased primarily due to expenditures on original content production, which increased by RMB2,582.8 million from RMB1,962.2 million in 2017 to RMB4,545.0 million (US$661.0 million) in 2018. In addition, due to the depreciation of the Renminbi against the U.S. dollar, we recognized RMB333.6 million of unrealized foreign exchange gain in 2017 and RMB940.5 million (US$136.8 million) of unrealized foreign exchange loss in 2018.

Net cash provided by operating activities increased from RMB2,612.1 million in 2016 to RMB4,011.8 million in 2017 primarily due to the combined effect of an increase in net loss, as adjusted for non-cash items, and changes in operating assets and liabilities. Net loss increased by RMB662.9 million from RMB3,074.0 million in 2016 to RMB3,736.9 million in 2017. A key factor that caused operating cash inflow was the increase in the amortization and impairment of licensed copyrights and produced content from RMB4,822.9 million in 2016 to RMB8,693.6 million in 2017 as a result of continued expansion of our content portfolio to maintain our market leadership. Operating cash inflow was partially offset by an increase in changes in produced content of RMB1,089.8 million from RMB872.4 million in 2016 to RMB1,962.2 million in 2017, primarily due to our increased expenditures on original content production.

Net cash used for investing activities

Net cash used for investing activities increased from RMB10,660.7 million in 2017 to RMB20,949.1 million (US$3,046.9 million) in 2018 primarily due to (i) an increase of acquisition of licensed copyrights from RMB9,087.4 million in 2017 to RMB13,042.1 million (US$1,896.9 million) in 2018 as result of the continued expansion of our content portfolio, (ii) cash expenditure for the acquisition of mainly Skymoons in the amount of RMB1,018.0 million (US$148.1 million), (iii) increased purchase of available-for-sale debt securities from RMB13,770.0 million in 2017 to RMB26,103.9 million (US$3,796.7 million) in 2018, partially offset by increase in maturity of available-for-sale debt securities from RMB13,748.0 million in 2017 to RMB21,219.8 million (US$3,086.3 million) in 2018.

Net cash used for investing activities increased from RMB6,663.1 million in 2016 to RMB10,660.7 million in 2017 primarily due to an increase of acquisition of licensed copyrights from RMB5,290.8 million in 2016 to RMB9,087.4 million in 2017 as result of the continued expansion of our content portfolio.

Net cash provided by financing activities

Net cash provided by financing activities increased from RMB6,561.1 million in 2017 to RMB23,475.0 million (US$3,414.3 million) in 2018 primarily due to (i) proceeds of RMB14,896.8 million (US$2,166.6 million) from the initial public offering of our ADSs in 2018, (ii) proceeds from loans from related parties of RMB2,220.0 million in 2017, which was offset by repayment of loans from related parties of RMB6,726.0 million in 2017, while in 2018, we had proceeds from loans from related parties of RMB650.0 million (US$94.5 million), and (iii) proceeds of RMB3,387.0 million (US$492.6 million) from short-term loans, which was partially offset by repayment of short-term loans of RMB639.9 million (US$93.1 million) in 2018, while in 2017, proceeds from short-term loans of RMB299.4 million were partially offset by repayment of short-term loans of RMB100.0 million. The increase in net cash provided by financing activities was partially offset by proceeds of RMB10,528.3 million from the issuance of convertible notes in 2017, while in 2018, we received proceeds of RMB5,034.7 million (US$732.3 million) from the issuance of convertible senior notes, net of issuance costs, which was partially offset by our purchase of capped call options of RMB464.8 million (US$67.6 million).

Net cash provided by financing activities increased from RMB3,411.8 million in 2016 to RMB6,561.1 million in 2017 primarily due to receipt of proceeds of RMB10,528.2 million from the issuance of convertible notes and proceeds from loans from related parties of RMB2,220.0 million in 2017 which was offset by repayment of loans from related parties of RMB6,726.0 million in 2017. While in 2016, proceeds from loans from related parties were RMB4,000.0 million while repayment of loans from related parties were RMB688.2 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers. Our capital expenditures were RMB399.9 million, RMB1,022.3 million and RMB611.9 million (US$89.0 million) in the years ended December 31, 2016, 2017 and 2018, respectively.

Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure. We currently plan to fund these expenditures with our current cash and cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

Holding Company Structure

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries in China. As a result, iQIYI, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated affiliated entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and our consolidated affiliated entities as of the dates and for the periods indicated:

	Total revenues(1)			Total assets
	For the year ended December 31,			As of December 31,
	2016	2017	2018	2016	2017	2018
iQIYI, Inc. and its wholly-owned subsidiaries	4.3%	5.7%	8.0%	41.0%	40.2%	53.9%
Consolidated affiliated entities	95.7%	94.3%	92.0%	59.0%	59.8%	46.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between iQIYI, Inc. and its wholly-owned subsidiaries and the consolidated affiliated entities.
C.	Research and Development, Patents and Licenses, etc.

Technology

Technology is the bedrock of our products and services. Approximately half of our employees, excluding general and administrative employees, are engineers dedicated to technological innovation and breakthrough. We utilize AI technology to drive the entire business, including video content creation, purchase, production, tagging, distribution, monetization and customer service, to achieve automation and intelligence in the entire business process. Our advanced technologies facilitate better content production, enhanced operation efficiency and superior user experience. To maintain our industry-leading position, we have established extensive cooperation with many industry-leading research institutes.

Technologies to enhance Content Production and Operation Efficiency

We empower content production and monetization cycle by applying various technologies. Leveraging our massive user data and big data analytics, we have developed a comprehensive system for script evaluation and casting. Our holistic data analysis supports content investment strategy through advanced algorithms that forecast video views and film box office, which result in more monetization opportunities and higher user value. Promising monetization capabilities then encourage the generation and distribution of more high-quality content on iQIYI platform, creating a virtuous cycle.

Our technologies also enhance our efficiency. We have leveraged AI, big data, and cloud computing technologies to distribute our massive content to targeted users accurately. Our user and content tagging system precisely analyzes user profile and conduct content recommendation. We provide personalized content distribution by intelligent recommendations. We balance user experience with video monetization by utilizing personalized and automatic advertising customized to video scenarios, video-in, video-out and other ad-marketing technology. We provide timely response and feedback service through AI-based autonomous service robots and online customer service center.

Technologies to Enhance User Experience

Our advanced video, audio and AI technologies provide users with superior viewing experience in a cost-effective manner. We are one of a few internet video streaming services in China providing concurrent 4K high-definition video quality, HDR (High Dynamic Range) imaging, Dolby Atmos® audio effect and immersive experience via 360 VR for live video streaming. We provide users with clear and smooth video play through adaptive coding technology. Leveraging our big data analytics, features such as Green Filter and Watch Me Only allow users to view only the most popular segments of the video, or segments featuring particular artists. We have one of the world’s largest P2P and CDN-based HCDN (hybrid content delivery network), which seamlessly distributes and transmits massive internet video with high quality and low bandwidth cost. We apply advanced deep learning technology to areas such as advanced content tagging, user profiling, developing knowledge graph and content recommendation. Users are given recommendations based on automatic classification of their tags. Our iQIYI VR app provides an immersive viewing experience via 360 VR. QiYu 4K VR HMD is one of the first 4K mobile VR devices in the world with 3D audio.

In the three years ended December 31, 2016, 2017 and 2018, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB824.5 million, RMB1,269.8 million and RMB1,994.7 million (US$290.1 million), representing 7.3%, 7.3% and 8.0% of our total revenues for the years ended December 31, 2016, 2017 and 2018, respectively.  Our research and development expenses consist primarily of personnel-related costs (including share-based compensation expenses).

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2018.

	Payment due by period
	Total	2019	2020	2021	2022	2023 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	6,867,735	289,709	841,280	193,374	193,374	5,349,998
Capital Lease Obligations(2)	101,626	101,626	—	—	—	—
Operating Lease Obligations(3)	1,184,937	780,887	134,993	99,788	77,837	91,432
Purchase Obligations(4)	23,576,022	8,833,819	6,977,406	4,791,960	979,546	1,993,291
Total	31,730,320	10,006,041	7,953,679	5,085,122	1,250,757	7,434,721

Notes:

(1)

In 2017, we entered into a three-year loan agreement with Bank of China, pursuant to which we are entitled to borrow a secured RMB denominated loan of RMB299.0 million for the general working capital. In 2017, we drew down RMB299.0 million with an interest rate of 4.47%. The principal shall be repaid by installments from 2017 to 2020. The repayment of any loans are guaranteed by an office building of ours. RMB5.0 million and RMB10.0 million (US$1.5 million) were repaid when it became due in 2017 and 2018, respectively.

In December 2018, certain supplier invoices selected by us which were recorded as accounts payable totaling RMB525.3 million (US$76.4 million) were factored to a financial institution, or the factored receivables, at a discount. The factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the factored receivables, maturing in December 2019 and December 2020, were issued to third party investors with a stated interest of 5.0% to 5.5% and raised total gross proceeds of RMB446.0 million (US$64.9 million). The proceeds raised from issuance of the asset-backed debt securities were used by the financial institution to factor the supplier invoices. At the same time, the credit terms of our corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities. As of December 31, 2018, the outstanding borrowings from third-party investors was RMB443.9 million (US$64.6 million) and the effective interest rate was 7.00%.

On December 4, 2018, we issued US$750 million convertible senior notes (the “Notes”). The Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date. As of December 31, 2018, the principal amount of the liability component was RMB5,158.7 million (US$750.3 million), unamortized debt discount was RMB446.4 million (US$64.9 million), and net carrying amount of the liability component was RMB4,712.3 million (US$685.4 million). The Notes obligation includes principle and interests presuming that no redemption, repurchase or conversion would occur.

(2)	Capital lease obligations represent our obligations for the purchase of fixed assets.
(3)	Operating lease obligations represent our obligations for leasing office premises and internet data center facilities and bandwidth usage.
(4)	Purchase obligations represent our future minimum payments under non-cancelable agreements for licensed copyrights and produced content.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2018.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	50	Chairman of the Board
Yu Gong	50	Chief Executive Officer and Director
Herman Yu	48	Director
Chuan Wang	49	Director
Haifeng Wang	47	Director
Lu Wang	52	Director
Sam Hanhui Sun	46	Independent Director
Jane Jie Sun	50	Independent Director
Xiaodong Wang	44	Chief Financial Officer
Xiaohui Wang	50	Chief Content Officer
Wenfeng Liu	40	Chief Technology Officer
Xiangjun Wang	41	Chief Marketing Officer
Xianghua Yang	42	Senior Vice President
Youqiao Duan	49	Senior Vice President

Robin Yanhong Li has served as the chairman of our board of directors since 2009. Mr. Li is the co-founder, chairman and chief executive officer of Baidu. Prior to founding Baidu, Mr. Li worked as an engineer for Infoseek, a pioneer in the internet search engine industry, from 1997 to 1999. Mr. Li currently serves on the boards of New Oriental Education & Technology Group Inc. (NYSE: EDU) and Ctrip.com International, Ltd. (Nasdaq: CTRP). Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Yu Gong is the founder, chief executive officer and director of our company, and oversees our overall strategy and business operations. Prior to founding iQIYI, Dr. Gong was the president and chief operating officer of umessage.com, a top mobile internet services solution provider in China. Prior to that, Dr. Gong served in the roles of vice president, senior vice president, and chief operating officer at Sohu.com, a Nasdaq-listed company, from 2003 to 2008. From 1999 to 2003, Dr. Gong was the founder and chief executive officer of focus.cn, the then largest real estate search website in China, which was sold to Sohu.com. (Nasdaq: SOHU) Dr. Gong received a bachelor’s degree, a master’s degree and a doctorate degree in automation control from Tsinghua University.

Herman Yu has served as our director since 2017. Mr. Yu is currently the chief financial officer of Baidu. Prior to joining Baidu in September 2017, Mr. Yu was the chief financial officer of Weibo Corp. between 2015 and 2017. From 2004 to 2015, Mr. Yu worked at SINA Corp., serving as its chief financial officer in the last eight years. Mr. Yu began his career in the Silicon Valley, where he held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu serves on the boards of 58.com Inc. (NYSE: WUBA), ZTO Express Inc. (NYSE: ZTO) and Ctrip.com International, Ltd. (Nasdaq: CTRP). Mr. Yu, a California Certified Public Accountant, holds a bachelor’s degree in economics from the University of California and a master’s degree in accountancy from the University of Southern California.

Chuan Wang has served as our director since 2014. Mr. Wang is a co-founder of Xiaomi Corporation and has served as its vice president since 2012. Mr. Wang is also a co-founder of Beijing Duokan Technology, where he served as chief executive officer since inception in 2010. From 2005 to 2011, Mr. Wang served as the general manager of Beijing Thunder Stone Century Technology Co., Ltd. Mr. Wang serves on the boards of Xunlei Limited (Nasdaq: XNET) and Zhejiang Huace Film & TV Co., Ltd. (300133: CH). Mr. Wang holds a bachelor’s degree from Beijing University of Technology.

Haifeng Wang, Ph.D. has served as our director since June 2018. Dr. Wang joined Baidu in 2010 and was promoted to senior vice president in May 2018. Dr. Wang is in charge of Baidu’s Artificial Intelligence Group (AIG) and heads Baidu Research, overseeing Baidu’s development efforts in machine learning, big data, computer vision, natural language processing, speech technology, knowledge graph, robotics, augmented reality and maps. From 2014 to 2017, Dr. Wang oversaw Baidu’s core search products. Currently he serves as president of National Engineering Laboratory for Deep Learning Technology and Applications. Dr. Wang is a fellow of the Association for Computational Linguistics (ACL). He obtained his bachelor’s, master’s, and Ph.D. degrees in computer science at the Harbin Institute of Technology.

Lu Wang has served as our director since March 2018. Mr. Wang joined Baidu in September 2016 as vice president. He is in charge of Baidu’s Artificial Intelligence City Development Department. Prior to Baidu, Mr. Wang was president and CEO of Wal-Mart Global eCommerce in Asia, and led the acquisition of the e-commerce platform Yihaodian. Before Wal-Mart, Mr. Wang was a global vice president and president in China at CBS Interactive. Mr. Wang also previously held roles at CNET and Ziff-Davis. Mr. Wang holds a bachelor’s degree from Beijing Union University and an Executive MBA degree from Peking University.

Sam Hanhui Sun has served as our independent director since March 2018. Mr. Sun has been a venture partner at Blue Lake Capital since 2016. From 2010 to 2015, Mr. Sun served various positions at Qunar Cayman Islands Limited, a Nasdaq-listed company, including Qunar’s president in 2015 and its chief financial officer from 2010 to 2015. From 2007 to 2009, Mr. Sun was the chief financial officer of KongZhong Corporation, a Nasdaq-listed company. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd., and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group. Mr. Sun currently serves as a director on the boards of Yirendai Ltd. (NYSE: YRD), Fang Holdings Limited (NYSE: SFUN), CAR Inc. (SEHK: 699) and Sunlands Online Education Group (NYSE: STG). Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Jane Jie Sun has served as our director since June 2018. Ms. Sun serves as the Chief Executive Officer and a member of the board of directors of Ctrip.com International, Ltd. (NASDAQ: CTRP) from November 2016. Prior to that, she was the Chief Operating Officer since May 2012 and Co-President since March 2015, and Chief Financial Officer from 2005 to 2012. Ms. Sun is well respected for her extensive experiences in operating and managing online travel businesses, mergers and acquisitions, and financial reporting and operations. In 2018, she was named one of the Emergent 25 Asia’s latest star businesswomen by Forbes Asia. In 2017, she was also named one of the most influential and outstanding businesswomen by Forbes China, one of Fortune’s Top 50 Most Powerful Women in Business, and one of FastCompany’s Most Creative People in Business. During her tenure at Ctrip, she won the Best CEO and Best CFO Award by Institutional Investor. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. She is a member of American Institute of Certified Public Accountants and State of California Certified Public Accountant. Ms. Sun received her bachelor’s degree from the business school of the University of Florida with high honors. She also attended Beijing University Law School and obtained her LLM degree.

Xiaodong Wang has served as our chief financial officer since 2013 and is in charge of our finance and legal functions. Between 2013 and 2016, Mr. Wang served in our company on a secondment basis. Prior to officially joining iQIYI in 2017, Mr. Wang served as vice president of Baidu for financial planning and analysis, responsible for treasury, budgeting and related analysis between 2009 and 2016. From 2003 to 2009, Mr. Wang served as senior manager of General Motors in Shanghai, responsible for budgeting, cost control, pricing and other related functions. From 1998 to 2000, Mr. Wang served in Dupont China as financial specialist responsible for Dupont trading. Mr. Wang holds a bachelor’s degree in economics from Tsinghua University and a master’s degree in accounting and finance from The London School of Economics and Political Science.

Xiaohui Wang joined us in 2016 as our chief content officer. Mr. Wang is responsible for the procurement, production and operations of content business. From 2019, Mr. Wang also serves as president of our newly formed Professional Content Business Group (PCG). Prior to joining iQIYI, Mr. Wang was vice president of China National Radio, where he served in various positions from 1990 to 2016, including director of news center from 2002 to 2006, director of finance office from 2006 to 2007, and vice president from 2007 to 2016. Mr. Wang holds a bachelor’s degree in journalism from Jilin University, a master’s degree in business administration from Cheong Kong Graduate School of Business and a Ph.D. in literature from the Communication University of China.

Wenfeng Liu joined us in 2012 and is our chief technology officer. From 2019, Mr. Liu also serves as  president of our newly formed Infrastructure and Intelligent Content Distribution Business Group (IIG). Mr. Liu served as our vice president of technology, IT operation, product marketing and business development. Prior to joining us, Mr. Liu served as research and development manager from 2011 to 2012 at VMware China Research Center, where he led the research, development and distribution of various update and maintenance releases of VMware vSphere projects. From 2003 to 2011, Mr. Liu served in various senior positions at Intel China Research Center, including the role of research and development manager between 2007 to 2011, in which position he spearheaded Intel’s various global R&D initiatives. Mr. Liu holds a bachelor’s degree and a master’s degree in computer science from Zhejiang University.

Xiangjun Wang joined us in 2009 and is our chief marketing officer, responsible for marketing and advertising sales. Since 2009, Ms. Wang has held various positions related to our sales and marketing functions. Prior to joining us, Ms. Wang was a sales director responsible for advertising sales at Sohu.com (Nasdaq: SOHU), where she served various positions from 2003 to 2009. Ms. Wang holds an associate’s degree from Donghua University.

Xianghua Yang joined us in 2010 and is our senior vice president responsible for membership business. From 2019, Mr. Yang also serves as president of our newly formed Membership and Oversea Business Group (OMG). Mr. Yang led iQIYI Pictures from 2014 to 2016 and led our mobile business department from 2010 to 2014. Prior to joining iQIYI, Mr. Yang served as deputy general manager of wireless business department at Sohu.com, responsible for R&D, marketing and mobile business. Mr. Yang holds both bachelor’s and master’s degrees in hydraulic and hydroelectric engineering from Tsinghua University.

Youqiao Duan joined us in 2012 and is our senior vice president responsible for intelligent device business. Prior to joining us, Mr. Duan was senior director responsible for investment business at Skyworth Group, where he worked from 2008 to 2012. Prior to that, he served as director at Asiamedia, responsible for DVB and IPTV business. From 2002 to 2006, he worked at DTVIA where he last served as vice president of DVB business. From 1998 to 2002, he worked at focus.cn where he last served as vice president. Mr. Duan holds a bachelor’s degree in automation control from Tsinghua University.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB32.0 million (US$4.7 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed at will. We may terminate employment for cause. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as agreed by us and the executive officer. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

The 2010 Plan

We adopted the 2010 Plan on October 18, 2010, which was amended and restated on November 3, 2014 and August 6, 2016, for the purpose of granting share based compensation awards either through a proprietary interest in our long-term success, or compensation based on fulfilling certain performance goals to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. Under the 2010 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. As of February 28, 2019, options to purchase a total of 366,108,979 ordinary shares were outstanding under the 2010 Plan.

The following paragraphs summarize the terms of the 2010 Plan.

Types of Awards. The Plan permits the awards of options, share appreciation rights, share grants and restricted share units.

Plan Administration. A committee consisting of at least two individuals determined by our board acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2010 Plan and any award agreement.

Award Agreement. Options to purchase ordinary shares granted under the 2010 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The excises price of an option or a share appreciation right will be determined by the plan administrator, but shall not be less than the fair market value on the grant date of the respective option or share appreciation right. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our employees, directors or consultants or employees, directors or consultants or our affiliates.

Term of the Awards. The term of each option or share appreciation right granted under the 2010 Plan shall not exceed ten years from date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Acceleration of Awards upon Change in Control. The plan administrator may determine, at the time of grant or thereafter, that an award shall become vested and exercisable, in full or in part, in the event that a change in control of our company occurs.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate on October 17, 2020 provided that our board may terminate the plan at any time and for any reason.

The 2017 Plan

We also adopted the 2017 Plan on November 30, 2017, which was further amended on December 7, 2017, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2017 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares, all of which have been granted. As of February 28, 2019, 648,915 restricted share units were outstanding under the 2017 Plan.

The following paragraphs summarize the terms of the 2017 Plan.

Types of Awards. The Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. A committee of one or more members of the board acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2017 Plan and any award agreement.

Award Agreement. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The excises price of an option will be determined by the plan administrator, but shall not be less than the fair market value on the grant date of the respective option or share appreciation right. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our employees, consultants, and all members of the board, and other individuals.

Term of the Awards. The term of each option or share appreciation right granted under the 2017 Plan shall not exceed ten years from date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate on November 29, 2027, provided that our board may terminate the plan at any time and for any reason.

The shares reserved and to be issued under the 2010 Plan and the 2017 Plan have been registered on the Form S-8 on May 24, 2018.

The following table summarizes, as of February 28, 2019, the outstanding options and restricted share units that we granted to our directors and executive officers:

	Class A
	Ordinary Shares
	Underlying
Name	Options and Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Robin Yanhong Li	—	—	—	—
Yu Gong	109,533,462	0.25 to 0.51	Various dates from October 18, 2010 to February 28, 2018	Various dates from October 17, 2010 to February 27, 2028
Haifeng Wang	*(1)	—	December 25, 2017	December 24, 2021
Xiaodong Wang	*	0.51	Various dates from February 23, 2015 to February 28, 2018	Various dates from February 22, 2025 to February 27, 2018
Xiaohui Wang	*	0.51	Various dates from August 5, 2016 to February 28, 2018	Various dates from August 4, 2026 to February 27, 2028
Xiangjun Wang	*	0.30 to 0.51	Various dates from December 15, 2014 to February 28, 2018	Various dates from December 14, 2024 to February 27, 2028
Xianghua Yang	*	0.25 to 0.51	Various dates from October 18, 2010 to February 28, 2018	Various dates from October 17, 2020 to February 27, 2028
Youqiao Duan	*	0.25 to 0.51	Various dates from May 8, 2012 to February 28, 2018	Various dates from May 7, 2022 to February 27, 2028
Wenfeng Liu	*	0.30 to 0.51	Various dates from December 15, 2014 to April 6, 2018	Various dates from December 14, 2024 to April 5, 2028
Total	198,307,262

Notes:

*	The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.
(1)	In the form of restricted share units.

As of February 28, 2019, other grantees as a group held options to purchase 167,865,134 Class A ordinary shares of our company, with exercise prices ranging from US$0.25 to US$0.51 per share, and 585,498 restricted share units.

C.	Board Practices

Board of Directors

Our board of directors consists of eight directors. Baidu has the right to appoint a majority of our directors as long as it holds no less than 50% of the voting power of our Company. In addition, some of our directors are also senior management of Baidu. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Carve-out from Baidu and Our Relationship with Baidu—We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.” A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee and a compensation committee under the board of directors. We have adopted a charter for each of the two committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Herman Yu and Jane Jie Sun, and is chaired by Mr. Sam Hanhui Sun. We have determined that Sam Hanhui Sun and Jane Jie Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that members including Mr. Sam Hanhui Sun qualifies as an “audit committee financial expert.” Mr. Herman Yu is a non-voting member of the audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with management and the independent registered public accounting firm; and
•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Sam Hanhui Sun and Herman Yu, and is chaired by Mr. Herman Yu. We have determined that Sam Hanhui Sun satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;
•	approving and overseeing the total compensation package for our executives other than the three most senior executives;
•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and
•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found to be or becomes of unsound mind.

D.	Employees

We had 4,794, 6,014 and 8,577 employees as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we had 4,480 employees in Beijing and 4,097 employees in other cities in China. The following table sets forth the number of our employees by function as of December 31, 2018:

Research and development	3,721
Content production and operation	2,523
Sales and marketing	1,851
General and administrative	482
Total	8,577

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

As required by laws and regulations in China, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including housing funds, pension, medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our employees. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment as well as certain period of time after employment is terminated.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 5,089,279,218 ordinary shares outstanding as of February 28, 2019, comprising of 2,212,887,822 Class A ordinary shares (excluding 373,004,156 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 2,876,391,396 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Class A		Class B
	Ordinary		Ordinary
	Shares Beneficially Owned(†)		Shares Beneficially Owned (††)		Voting Power (†††)
	Number	%	Number	%	%
Directors and Executive Officers:**
Robin Yanhong Li(1)	7,933,331	*	2,876,391,396	100.0	92.9
Yu Gong(2)	93,412,387	4.1	—	—	*
Herman Yu	—	—	—	—	—
Chuan Wang(3)	—	—	—	—	—
Haifeng Wang	*	*	—	—	*
Lu Wang	—	—	—	—	—
Sam Hanhui Sun(4)	—	—	—	—	—
Jane Jie Sun(5)	—	—	—	—	—
Xiaodong Wang	*	*	—	—	*
Xiaohui Wang	*	*	—	—	*
Xiangjun Wang	*	*	—	—	*
Xianghua Yang	*	*	—	—	*
Youqiao Duan	*	*	—	—	*
All directors and executive officers as a group	157,516,119	6.7	2,876,391,396	100.0	92.9
Principal Shareholders:
Baidu Holdings(6)	7,933,331	*	2,876,391,396	100.0	92.9
Xiaomi Ventures Limited(7)	341,874,885	15.4	—	—	*
Hillhouse Capital Management, Ltd.(8)	240,191,174	10.9	—	—	*

Notes:

*	Less than 1%.
**

Except for Robin Yanhong Li, Herman Yu, Chuan Wang and Jane Jie Sun, the business address of our directors and executive officers is 9/F, iQIYI Innovation Building, No. 2 Haidian North First Street, Haidian District, Beijing 100080, China. The business address of Robin Yanhong Li, Herman Yu, and Haifeng Wang is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China. The business address of Jane Jie Sun is 968 Jin Zhong Road, Shanghai 200335, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2019, by the sum of the total number of Class A ordinary shares outstanding as of February 28, 2019 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of February 28, 2019.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2019, by the sum of the total number of Class B ordinary shares outstanding as of February 28, 2019 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of February 28, 2019.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2019, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Mr. Li has the majority voting power in Baidu and is deemed to beneficially own iQIYI’s shares held by Baidu Holdings.
(2)

Representing (i) 79,476,962 Class A ordinary shares that Dr. Gong may purchase upon exercise of options within 60 days of February 28, 2019, and (ii) 13,935,425 Class A ordinary shares held by Cannes Ventures Limited, a company incorporated in the Cayman Islands. Cannes Ventures Limited is wholly-owned by Dr. Gong. The registered address of Cannes Ventures Limited is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.

(3)	The business address of Mr. Chuan Wang is Building C, Qinghe Shunshijiaye Technology Park, No. 66 Zhufang Road, Haidian District, Beijing 100085, China.
(4)	The business address of Sam Hanhui Sun is 559 Argyle Avenue, Westmount, Quebec, Canada H3Y 3B8.
(5)	The business address of Jane Jie Sun is 968 Jin Zhong Road, Shanghai 200335, China.

(6)

Representing 7,933,331 Class A ordinary shares, in the form of ADSs, and 2,876,391,396 Class B ordinary shares held by Baidu Holdings Limited, a company incorporated in British Virgin Islands. Baidu Holdings is a wholly owned subsidiary of Baidu. The business address of Baidu Holdings Limited is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China.

(7)

Representing 341,874,885 Class A ordinary shares held by Xiaomi Ventures Limited as of December 31, 2018, as reported in a Schedule 13G filed by Xiaomi Ventures Limited on February 1, 2019. Xiaomi Ventures Limited is a company incorporated in British Virgin Islands. Xiaomi Ventures Limited is beneficially owned and controlled by Xiaomi Corporation. The registered address of Xiaomi Ventures Limited is c/o P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)

Representing (i) 6 Class A ordinary shares and (ii) 34,313,024 ADSs representing 240,191,168 Class A ordinary shares beneficially owned by Hillhouse Capital Management, Ltd., a company incorporated in the Cayman Islands, as of December 31, 2018, as reported in a Schedule 13G amendment filed by Hillhouse Capital Management, Ltd. on February 14, 2019. Such Class A ordinary shares beneficially owned by Hillhouse Capital Management, Ltd. are held by HH RSV-V Holdings Limited, or HH RSV-V, Hillhouse InRe Fund, L.P., or InRe, and ENZ RE Fund, L.P., or ENZ. HH RSV-V, InRe and ENZ are collectively referred to as the Hillhouse Entities. Hillhouse Capital Management, Ltd. acts as the sole management company to each of the Hillhouse Entities. The business address of Hillhouse Capital Management, Ltd. is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2018. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of February 28, 2019, 33,151,504 of our Class A ordinary shares are held by one record holder in the United States, representing 1.5% of our total issued and outstanding Class A ordinary shares as of such date (excluding 373,004,156 Class A ordinary reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plan). As of February 28, 2019, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with our VIEs

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Baidu

We enjoy significant business synergies with Baidu primarily in the form of complementary content offerings for users and cross-sale of each other’s services.

Master Business Cooperation Agreement

We have entered into a master business cooperation agreement with Baidu on January 19, 2018.

Under the master business cooperation agreement, we and Baidu agree to cooperate with each other in areas including but not limited to AI technology, smart devices/DuerOS (the dialog-type AI system and open platform developed by Baidu), cloud services, online advertising, internet traffic, data and content, and to treat each other as the most preferred strategic partner in our areas of cooperation.

Specifically, (i) Baidu agrees to cooperate with us on leveraging AI technology to further improve our user experience; (ii) we and Baidu agree to share sales channel resources to promote smart devices/DuerOS and increase iQIYI’s market share in its industry; (iii) Baidu agrees to provide support for our cloud computing infrastructure and provide us with cloud computing infrastructure services on Baidu’s most favored terms; (iv) we and Baidu agree to cross sell our respective advertising services, and Baidu agrees to grant us priority to advertise on its platform; (v) we and Baidu agree to leverage our respective services to increase user traffic; and (vi) we and Baidu agree to allow our respective registered users and content providers to log onto each other’s platforms.

Under this agreement, (i) Baidu agrees not to compete with us in providing video content services that are the same as or substantially similar to our long-form video businesses (with the exception of existing business activities conducted by Baidu and its affiliates and of the business activities conducted by the entity that currently operates Baidu’s online video business), and (ii) we agree not to compete with Baidu in any business that is the same as or substantially similar to Baidu’s core businesses (with the exception of existing business activities conducted by us or our affiliates). Long-form video business means long-form video content services currently provided by iQIYI, such long-form video content includes but not limited to movies, TV series, network series, cartoons, variety shows, documentaries, etc. Whether any service is Baidu’s core business or is the same as or substantially similar to Baidu’s core business shall be determined by Baidu and us in a commercially reasonable manner.

The master business cooperation agreement will expire on the eighth anniversary of the date of execution, extendable for a term of eight years upon agreement by both parties. In the event we are no longer controlled by Baidu, either we or Baidu may terminate this agreement.

Loan Agreement

Under the master business cooperation agreement, Baidu will provide us with a RMB650.0 million (US$94.5 million) loan, which will mature on the fifth anniversary of the grant date. We entered into a loan agreement with Baidu with respect to such loan on January 19, 2018. The loan is interest free.

Share Purchase Agreement and Ticket Business Cooperation Agreement

On February 12, 2018, we entered into a share purchase agreement with Baidu Holdings, pursuant to which we would issue to Baidu Holdings an aggregate of 36,860,691 Class B ordinary shares. The transaction has closed in April 2018. As consideration for the issuance of such shares and subject to the conditions set forth in the share purchase agreement, Baidu Holdings agreed to (i) undertake certain non-compete obligations towards us with respect to the online movie ticket and show ticket booking business of Baidu Holdings and its affiliates, (ii) direct user traffic related to such ticket business to us, (iii) provide us with technological support with respect to our ticket booking business, (iv) license certain domain names and certain intellectual property rights to us and (v) enter into a ticket business cooperation agreement with us, which has been signed concurrently.

Termination of Certain Agreements

Pursuant to certain service agreements entered into between Baidu and us in 2011, Baidu was obligated to provide us with user traffic support. We had entered into a termination agreement with Baidu in January 2018, pursuant to which such earlier service agreements (including the traffic support obligations of Baidu therein) were terminated, in exchange for Baidu paying a fee of US$27.0 million to us. The excess of the fee received by us over the book value of the recorded favorable contract asset, amounting to RMB104.2 million (US$15.2 million), was accounted for as a deemed contribution from the controlling shareholder.

Transactions with Baidu

For the years ended December 31, 2016, 2017 and 2018, we generated membership services revenue of RMB3.1 million, RMB4.2 million and RMB19.9 million (US$2.9 million), respectively, advertising services revenue of RMB116.0 million, RMB18.3 million and RMB189.5 million (US$27.6 million), respectively, and other revenues of RMB6.6 million, RMB58.5 million and RMB29.3 million (US$4.3 million), respectively, from Baidu.

We incurred cost of revenues for license fees in the amount of RMB5.6 million, RMB8.3 million and RMB8.9 million (US$1.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively. We also incurred cost of revenues for bandwidth in the amount of RMB88.9 million and RMB601.1 million (US$87.4 million) for the years ended December 31, 2017 and 2018. We also incurred cost of revenues for traffic acquisition and other services in relation with our ticket booking service in an amount of RMB126.6 million (US$18.4 million) for the year ended December 31, 2018. We incurred selling, general and administrative expenses for advertising services and traffic acquisition service provided by Baidu in the amount of RMB74.2 million, RMB66.0 million and RMB10.8 million (US$1.6 million) for the years ended December 31, 2016, 2017 and 2018, respectively. We incurred research and development expenses for cloud services provided by Baidu in the amount of RMB0.9 million, RMB2.8 million and RMB5.1 million (US$0.7 million) for the years ended December 31, 2016, 2017 and 2018, respectively. We incurred interest expenses for entrusted loans provided by Baidu and the convertible notes payable to Baidu in the amount of RMB106.7 million, RMB168.2 million and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2016, 2017 and 2018, we had RMB22.4 million, RMB10.0 million and RMB103.0 million (US$15.0 million), respectively, due from Baidu. The balance mainly represents amounts due from Baidu for advertising services and other services. We had loan receivable from Baidu of RMB209.4 million, nil and nil as of December 31, 2016 and 2017 and 2018, respectively, which mainly represented interest-free and uncollateralized loans provided to Baidu that were fully repaid in 2017. In April 2017, we provided an interest-free US dollar denominated loan of US$330.2 million to Baidu, which was fully repaid in December 2017.

As of December 31, 2016 and 2017 and 2018, we had RMB236.9 million, RMB77.6 million, and RMB421.9 million (US$61.4 million), respectively, due to Baidu. The related party balances mainly represented a deposit, accrued expenses for advertising services and cloud services provided by Baidu as of December 31, 2016, accrued expenses for bandwidth services provided by Baidu as of December 31, 2017, and accrued expenses for bandwidth services and cloud services provided by Baidu as of December 31, 2018. As of December 31, 2016, 2017 and 2018, we had RMB4.7 billion, RMB50.0 million and RMB700.0 million (US$101.8 million), respectively, in loans due to Baidu. As of December 31, 2016 and 2017 and 2018, the total outstanding balance includes an interest-free loan of RMB50.0 million, which was due on demand and the remaining outstanding balance as of December 31, 2016 was RMB denominated entrusted loans provided by Baidu with a weighted average interest rate of 4.34%, which were fully repaid in 2017. In April 2017, we borrowed a RMB denominated loan of RMB2,220.0 million with an interest rate of 3.92% from Baidu, which was fully repaid in December 2017. The remaining outstanding balance as of December 31, 2018 was an interest-free loan provided by Baidu in January 2018 that will mature in January 2023.

On April 12, 2018, we issued to Baidu Holdings an aggregate of 36,860,691 Class B ordinary shares pursuant to a share purchase agreement with Baidu Holdings entered into in February 2018, in exchange for Baidu providing traffic acquisition and other services in relation with our ticket booking service, which was recorded as intangible assets.

Xiaomi Ventures Limited

Xiaomi Ventures Limited and its affiliates, or Xiaomi Group, ceased to be our principal owner under ASC topic 850, Related Party Disclosures, on October 26, 2017, hence the related party transactions with Xiaomi Group for the year ended December 31, 2017 includes transactions that occurred from January 1, 2017 to October 26, 2017.

We generate revenues from memberships sold by Xiaomi Group, through various Xiaomi products. For the years ended December 31, 2016 and 2017, we generated RMB26.8 million and RMB81.5 million, respectively, for such membership services revenue. We also provide advertising services to Xiaomi Group, and generated revenues of RMB60.8 million and RMB9.2 million for such services for the years ended December 31, 2016 and 2017, respectively. For the years ended December 31, 2016 and 2017, we also generated other revenues of RMB7.1 million and RMB4.6 million, respectively, from Xiaomi Group for other services.

We incurred cost of revenues for commissions to Xiaomi Group for memberships and advertising services sold through or, presented by various Xiaomi products. For the years ended December 31, 2016 and 2017, we incurred such cost of revenues in the amount of RMB18.1 million and RMB42.6 million, respectively. We also incurred expenses for advertisements of our service on Xiaomi products, such as Xiaomi smartphones and Mi Box. For the years ended December 31, 2016 and 2017, we incurred such advertising expenses in the amount of RMB44.0 million and RMB82.8 million, respectively.

Other Transactions with Related Parties

Other related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for each of the years presented.

As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB127.6 million (US$18.6 million), respectively, due from other related parties. The balance mainly represents amounts due from our equity investees for content distribution services or paid in advance by us for licensed copyrights acquisition. We had loan receivable due from our equity investees of nil, nil and RMB104.0 million (US$15.1 million) as of December 31, 2016, 2017 and 2018, respectively, which mainly represented loan provided to the equity investees with an interest rate of 5% that will mature in 2019.

As of December 31, 2016, 2017 and 2018, we had RMB1.9 million, RMB2.5 million and RMB851.8 million (US$123.9 million), respectively, due to other related parties. The related party balances mainly represented deferred revenues in relation to content distribution, IP licensing, advertising services and traffic support services to be provided to one of our equity method investees as of December 31, 2018.

Shareholders Agreement

Other than provisions with respect to registration rights, the description of which is set forth below, all provisions and rights under our sixth amended and restated shareholders agreement terminated upon consummation of our initial public offering.

Demand Registration Rights. At any time after the earlier of (i) the four-year period following the date of the shareholders agreement or (ii) 180 days after the effective date of the registration statement for a public offering, holders of at least 30% of the registrable securities then outstanding, or Existing Initiating Holders, holders of at least 30% of the registrable securities issued or issuable upon conversion of the Series F preferred shares then outstanding, or Series F Initiating Holders, and holders of at least 30% of the registrable securities issued or issuable upon conversion of the Series G preferred shares then outstanding, or Series G Initiating Holders, have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any twelve-month period and we cannot register any other share during such twelve-month period. We are not obligated to effect a demand registration if we have, within the six-month period prior to the date of a demand registration request, already effected a registration. We are not obligated to effect more than four demand registrations initiated by the Existing Initiating Holders, more than two demand registrations initiated by the Series F Initiating Holders, or more than two demand registrations initiated by the Series G Initiating Holders, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the managing underwriters of any underwritten offering determine in its view the number of registrable securities exceeds the maximum offering size, the registrable securities shall allocate first to us, second to each of holders requesting for the inclusion of their registrable securities pursuant to the piggyback registration, and third to holders of our other securities with such priorities among them as we shall determine.

Form F-3 Registration Rights. Any of the Existing Initiating Holders, Series F Initiating Holders and Series G Initiating Holders may request us in writing to file an unlimited number of registration statements on Form F-3. Promptly after receiving such request, we shall give written notice of the proposed registration and within 20 days of such notice, we shall effect the registration of the securities on Form F-3.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have in the past and may from time to time be subject to various legal or administrative claims and proceedings regarding, among other things, copyright and trademark infringement, intellectual property dispute, contract disputes and unfair competition. Our products and services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable.

As of December 31, 2018, 60 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB121.2 million. We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2018, 1,104 cases brought by us against others for copyright and trademark infringement, unfair competition and other commercial disputes were pending before various courts in China. The aggregate amount of damages we are seeking under these pending cases is approximately RMB1,055.7 million.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.	Offering and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Market under the symbol “IQ” since March 29, 2018.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective ninth amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit, retained earnings or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (and a further class of authorized but undesignated shares). Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends (subject to the ability of the board of directors, under our current memorandum and articles of association, to determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and to settle all questions concerning such distribution (including fixing the value of such assets, determining that cash payment shall be made to some shareholders in lieu of specific assets and vesting any such specific assets in trustees on such terms as the directors think fit)) and other capital distributions.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Walkers (Hong Kong), our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares. Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•

a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares or, on a winding up, with the sanction of a special resolution of the Company and any other sanction required by the Companies Law), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares in proportion to the par value of the shares held by them (subject to, on a winding up where the assets available for distribution amongst the shareholders of the Company shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, a deduction from ordinary shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise). If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our current memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (together with any interests which may have accrued). The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the attached to any such class may (subject to any rights or restrictions for the time being attached to any class of share) only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders holding shares in our Company which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in our Company in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit of such requisition carry the right to vote at general meetings of the Company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company. We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company’s register of members is not required to be open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may issue no par value shares;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

E.	Taxation

The following summary of the material Cayman Islands, People’s Republic of China and U. S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or Class A ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as an “organizational body which effectively manages and controls the production and business operation, personnel, an accounting, properties and other aspects of operations of an enterprise.” Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a PRC resident enterprise for PRC tax purposes, we will be subject to PRC tax on our global income at a uniform tax rate of 25%.

PRC income tax at the rate of 10% will be withheld from payments of interest or dividends we make to investors that are “non-resident enterprises” of the PRC, if such investors do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such interest or dividends are deemed to be sourced within the PRC.

Furthermore, any gain realized on the transfer of the ADSs or shares by such investors would also be subject to PRC income tax at 10% if such gain is regarded as income derived from sources within the PRC.

Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the interest or dividends we pay or any gains realized from the transfer of our ADSs or shares to be income derived from sources within the PRC, such interest or dividends and gains earned by non-resident individuals would be subject to the 20% PRC individual income tax (which may be withheld at source).

These rates could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends. However, it is unclear whether non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations under present law of the ownership and disposition of the ADSs or Class A ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes.  This discussion is based on the applicable provisions of the Internal Revenue Code of 1986, Code, as amended, or the Code, the Treasury Regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the IRS and such other authorities as we have considered relevant.  All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

The following discussion does not deal with all the tax considerations to any particular investor or to persons that may be subject to special treatment under U.S. federal income tax laws, including:

•	banks;
•	financial institutions;
•	insurance companies;
•	broker dealers;
•	persons that elect to mark their securities to market;

•	tax-exempt entities;
•	persons liable for the alternative minimum tax;
•	regulated investment companies;
•	certain expatriates or former long-term residents of the United States;
•	governments or agencies or instrumentalities thereof;
•	persons holding the ADSs or Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;
•	persons who are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements;
•	persons whose functional currency is other than the U.S. dollar; or
•	persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of ownership and disposition of ADSs or Class A ordinary shares.

The discussion below of the U.S. federal income tax considerations will apply if you are a “U.S. Holder.” You are a “U.S. Holder” if you are the beneficial owner of the ADSs or Class A ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•

a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (i) is subject to the supervision of a court within the United States and one or more U.S. persons has or have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold the ADSs or Class A ordinary shares, or of persons who hold the ADSs or Class A ordinary shares through such entities.  If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or foreign. tax laws or the Medicare tax on certain net investment income. We have not sought, and will not seek, a ruling from the IRS or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

Taxation of Dividends or Other Distributions on the ADSs or Class A Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of all our distributions to you with respect to the ADSs or Class A ordinary shares will be included in your gross income as dividend income on the day actually or constructively received by the depositary, in the case of ADSs, or by you, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, you should expect to treat the full amount of the distribution as a dividend for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs or Class A ordinary shares may be subject to reduced rates of taxation provided that (1) in the case of ADSs, our ADSs are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met.  For this purpose, ADSs traded on the NASDAQ Stock Market will be considered to be readily tradeable on an established securities market in the United States.  In addition, in the event that we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income.  In the event that we are deemed to be a PRC resident enterprise under the PRC tax law and are subject to PRC withholding taxes on dividends paid on our Class A ordinary shares, depending on your particular facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding the applicable Treaty rate) on dividends received on the Class A ordinary shares.  If you do not elect to claim a foreign tax credit for foreign taxes withheld, you may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes.  The rules governing the foreign tax credit are complex.  You are advised to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Taxable Disposition of the ADSs or Class A Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and your tax basis in the ADS or Class A ordinary share. The gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if your holding period for the shares exceeds one year at the time of disposition. Long-term capital gains are generally eligible for a preferential rate of taxation for individuals and certain other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, in which event you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources in the same category.  However, in the event we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC-source income for foreign tax credit purposes. You should consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC-source, under your particular circumstances.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes because we exercise effective control over them and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our combined and consolidated financial statement. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years.

Assuming we are the owner of our consolidated affiliated entities in the PRC for U.S. federal income tax purposes, based on our current and expected income and assets and the current market value of our ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, given the lack of authority and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the total value of our assets for purposes of the asset test may be calculated using the market price of the ADSs, our PFIC status may depend in large part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.  In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we are a PFIC for any year during which you hold the ADSs or the Class A ordinary shares we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to such ADSs or Class A ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold the ADSs or the Class A ordinary shares you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain would be allocated ratably over your holding period for the ADSs or Class A ordinary shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, would be treated as ordinary income; and
•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Class A ordinary shares cannot be treated as capital, even if you hold the ADSs or Class A ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury Regulations. We expect that the ADSs will continue to be listed on the NASDAQ Global Market which is a qualified exchange for these purposes. Consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in certain investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and Class A ordinary shares by making a timely “qualified electing fund,” or QEF, election. To comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Because we do not intend to provide such information, however, such election will not be available to you with respect to the ADSs or Class A ordinary shares.

If you hold ADSs or Class A ordinary shares in any year in which we are a PFIC, you will generally be required to file an annual information report containing such information as the U.S. Treasury may require.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in the ADSs or Class A ordinary shares.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-223263), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-223709) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on our website ir.iqiyi.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and expenses are mainly denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In 2018, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The RMB depreciated by 5.67% against the U.S. dollar in 2018. As of December 31, 2018, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,445.4 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$1,654.1 million. Assuming we had converted RMB1,445.4 million into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 as of the end of 2018, our U.S. dollar cash balance would have been US$1,864.3 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1,887.6 million instead. Assuming we had converted US$1,654.1 million into RMB at the exchange rate of RMB6.8755 for US$1.00 as of the end of 2018, our RMB cash balance would have been RMB12,817.8 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB11,680.6 million instead. In addition, we had U.S. dollar-denominated convertible senior notes of US$685.1 million as of December 31, 2018. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB471.0 million (US$68.5 million) in the value of our U.S. dollar-denominated convertible senior notes as of December 31, 2018.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
•

an aggregate fee of US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

a fee for reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;
•	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•

in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2018, we received US$9.4 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-223263) in relation to the initial public offering of 134,646,525 ADSs (reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 9,646,525 ADSs) representing 942,525,675 of our Class A ordinary shares, at a public offering price of US$18.00 per ADS. Our initial public offering closed in April 2018. Goldman Sachs (Asia) L.L.C., Credit Suisse Security (USA) LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option, were US$2.4 billion.

We received net proceeds of approximately US$2,356.1 million from our initial public offering and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$73.7 million, which included US$67.5 million for underwriting discounts and commissions and US$6.2 million for other expenses.

In 2018, we used approximately RMB10,185.1 million of the net proceeds from our initial public offering to expand and enhance our content offerings, strengthen our technologies, and other general corporate purposes. We intend to use the remaining proceeds from our initial public offering to expand and enhance our content offerings, to strengthen our technologies and for working capital and other general corporate purposes. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15€ under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that members including Sam Hanhui Sun, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.iqiyi.com.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below. .

	2017	2018
	RMB	RMB
	(in thousands)
Audit fees(1)	11,813	11,460
Audit related fees(2)	—	1,745

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2018, the aggregate fees billed for services provided in connection with the offering of the Notes.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We will rely on the exemption provided by Rule 10A-3(b)(i)(D) under the Exchange Act. Mr. Herman Yu is a non-voting member of our audit committee and will only have observer status on our audit committee. Based on our assessment, such reliance will not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3 under the Exchange Act.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We will rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We also rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Baidu beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and currently rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;
•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

A majority of the members of our board of directors are not independent directors. Not all members of our compensation committee are independent directors, and we do not have a nomination and corporate governance committee. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of iQIYI, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number

1.1

Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-225165) filed with the SEC on May 24, 2018)

Exhibit Number

2.4

Shareholders Agreement between the Registrant and other parties thereto dated October 26, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.1

2010 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.2

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1(File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1(File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.5

Master Business Cooperation Agreement between Baidu Holdings and iQIYI, Inc. dated January 19, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.6

English translation of the amended and restated Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.7

English translation of the amended and restated Share Pledge Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.8

English translation of the Commitment Letter from iQIYI, Inc. and Beijing QIYI Century to Beijing iQIYI dated January 30, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.9

English translation of the amended and restated Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.10

English translation of the amended and restated Loan Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.11

English translation of the amended and restated Business Operation Agreement among Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.12

English translation of Power of Attorney by Beijing QIYI Century to iQIYI, Inc. dated January 30, 2013 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.13

English translation of Spousal Consent Letter of Ms. Ying Zhang dated September 26, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.14

English translation of Loan Agreement among Beijing QIYI Century, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.15

English translation of Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Shanghai iQIYI, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

Exhibit Number

4.16

English translation of Share Pledge Agreement among Beijing QIYI Century, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.17

English translation of Shareholder Voting Rights Trust Agreement among Mr. Xiaohua Geng, Dr. Yu Gong and Beijing QIYI Century dated October 25, 2013 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.18

English translation of Business Operation Agreement among Beijing QIYI Century, Shanghai iQIYI, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.19

English translation of Exclusive Technology Consulting and Service Agreement among Beijing QIYI Century and Shanghai iQIYI dated October 25, 2013 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.20

English translation of Commitment Letter between iQIYI, Inc. and Shanghai iQIYI dated October 25, 2013 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.21

English translation of Spousal Consent Letter of Ms. Yihong Mou dated September 26, 2016 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.22

English translation of Spousal Consent Letter of Ms. Ying Zhang dated September 26, 2016 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.23

English translation of Business Operation Agreement among Beijing QIYI Century, Shanghai Zhong Yuan and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.24

English translation of Loan Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.25

English translation of Commitment Letter from iQIYI, Inc. to Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.26

English translation of Exclusive Technology Consulting and Service Agreement between Beijing QIYI Century and Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.27

English translation of Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Dr. Yu Gong and Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.28

English translation of Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.29

English translation of Share Pledge Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.30

English translation of Spousal Consent Letter of Ms. Yihong Mou dated September 26, 2016 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.31

English translation of Exclusive Management Consulting and Business Cooperation Agreement among iQIYI New Media, Beijing iQIYI Cinema, Dr. Yu Gong and Mr. Xianghua Yang dated July 27, 2017 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

Exhibit Number

4.32

English translation of Exclusive Share Purchase Agreement among iQIYI New Media, Dr. Yu Gong, Mr. Xianghua Yang and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.33

English translation of Loan Agreement between iQIYI New Media and Mr. Xianghua Yang dated July 27, 2017 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.34

English translation of Loan Agreement between iQIYI New Media and Dr. Yu Gong dated July 27, 2017 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.35

English translation of Share Pledge Agreement among iQIYI New Media, Dr. Yu Gong and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.36

English translation of Share Pledge Agreement among iQIYI New Media, Mr. Xianghua Yang and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.37

English translation of Power of Attorney by Mr. Xianghua Yang to iQIYI New Media dated July 27, 2017 (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.38

English translation of Power of Attorney by Dr. Yu Gong to iQIYI New Media dated July 27, 2017 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.39

English translation of Spousal Consent Letter of Ms. Congyu Lin dated July 27, 2017 (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.40

English translation of Spousal Consent Letter of Ms. Yihong Mou dated July 27, 2017 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.41

English translation of Power of Attorney by iQIYI New Media to QIYI, Inc. dated July 27, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.42

English translation of Commitment Letter by QIYI, Inc. to Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.43

English translation of Exclusive Management Consulting and Business Cooperation Agreement among iQIYI New Media, iQIYI Pictures, Dr. Yu Gong and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.44

English translation of Exclusive Share Purchase Agreement among iQIYI New Media, iQIYI Pictures, Dr. Yu Gong and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.45

English translation of Loan Agreement between iQIYI New Media and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.46

English translation of Loan Agreement between iQIYI New Media and Dr. Yu Gong dated August 30, 2017 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.47

English translation of Share Pledge Agreement among iQIYI New Media, Mr. Ning Ya and iQIYI Pictures dated August 30, 2017 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

Exhibit Number

4.48

English translation of Share Pledge Agreement among iQIYI New Media, Dr. Yu Gong and iQIYI Pictures dated August 30, 2017 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.49

English translation of Power of Attorney by Mr. Ning Ya to iQIYI New Media dated August 30, 2017 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.50

English translation of Power of Attorney by Dr. Yu Gong to iQIYI New Media dated August 30, 2017 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.51

English translation of Spousal Consent Letter of Ms. Yihong Mou dated August 30, 2017 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.52

English translation of Exclusive Technology Consulting and Service Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.53

English translation of Software Licensing Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.54

English translation of Trademark Licensing Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.55

English translation of Business Cooperation Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.56

English translation of China Merchants Bank Online “Corporate Bank” Entrusted Loan Agreement between China Merchants Bank Co., Ltd. Beijing Shangdi Branch and Beijing QIYI Century dated December 12, 2016 (incorporated herein by reference to Exhibit 10.56 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.57

English translation of Working Capital Loan Agreement between Shanghai iQIYI and Bank of China Limited Shanghai Jingan Branch dated April 10, 2017 (incorporated herein by reference to Exhibit 10.57 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.58

English translation of Loan Agreement between Baidu Online Network Technology (Beijing) Co., Ltd. and Beijing QIYI Century dated April 19, 2017 (incorporated herein by reference to Exhibit 10.58 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.59

English translation of Comprehensive Facility Contract between Beijing iQIYI and China Minsheng Banking Corporation Limited Beijing Branch dated June 12, 2017 (incorporated herein by reference to Exhibit 10.59 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.60

English translation of Credit Facility Agreement between China Merchants Bank Co., Ltd. Beijing Shangdi Branch and Beijing iQIYI dated August 15, 2017 (incorporated herein by reference to Exhibit 10.60 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.61

English translation of Supplemental Agreement among China Merchants Bank Co., Ltd. Beijing Shangdi Branch, Beijing iQIYI and Shanghai iQIYI dated September 30, 2017, with respect to the Credit Facility Agreement between China Merchants Bank Co., Ltd. Beijing Shangdi Branch and Beijing iQIYI (incorporated herein by reference to Exhibit 10.61 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.62

English translation of Supplemental Agreement among China Merchants Bank Co., Ltd. Beijing Shangdi Branch, Beijing iQIYI and Beijing QIYI Century dated September 30, 2017 with respect to the Credit Agreement between China Merchants Bank Co., Ltd. Beijing Shangdi Branch and Beijing iQIYI (incorporated herein by reference to Exhibit 10.62 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

Exhibit Number

4.63

English translation of Loan Agreement between Baidu Online Network Technology (Beijing) Co., Ltd. and Beijing QIYI Century dated January 19, 2018 (incorporated herein by reference to Exhibit 10.63 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.64

Share Purchase Agreement dated February 12, 2018 by and between iQIYI, Inc. and Baidu Holdings (incorporated herein by reference to Exhibit 10.64 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.65

English translation of Ticket Business Cooperation Agreement dated February 12, 2018 by and between Baidu Holdings and iQIYI, Inc.(incorporated herein by reference to Exhibit 10.65 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.66*

English translation of Share Purchase Agreement among Beijing iQIYI Technology Co., Ltd., iQIYI, Inc., Yunpeng He, Pu Zhang, Xingyou Zhou, Wei Du, Kun Meng, Skymoons (BVI) Group Limited, Chengdu Skymoons Digital Entertainment Co., Ltd. and Skymoons Inc.,  dated July 10, 2018

4.67*	Indenture, dated December 4, 2018 constituting $750 million 3.75% Convertible Senior Notes due 2023

8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

Instruments defining the rights of holders of certain issues of long-term debt of the Registrant and of certain consolidated subsidiaries, for which financial statements are required to be filed with this annual report, including (i) a three-year loan agreement we entered with Bank of China in 2017, pursuant to which we are entitled to borrow a secured RMB denominated loan of RMB299.0 million for general working capital and (ii) standard terms of the asset-backed debt securities securitized by certain of our payables to our suppliers issued to third party investors, which raised gross proceeds of RMB446.0 million, have not been filed as exhibits to this annual report because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of the Registrant and our subsidiaries on a consolidated basis.  The Registrant agrees to furnish a copy of each of such instrument to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iQIYI, INC.

	By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Chairman of the Board of Directors
Date: March 15, 2019

iQIYI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iQIYI, Inc. (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach and its method for accounting for the recognition, measurement, presentation and disclosure of certain equity securities in the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, The People’s Republic of China

March 15, 2019

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		733,010	4,586,405	667,065
Restricted cash		—	2,174,042	316,201
Short-term investments	4	779,916	6,061,832	881,657
Accounts receivable, net of allowance of RMB24,686 and RMB94,856 (US$13,796) as of December 31, 2017 and 2018, respectively	6	2,235,384	2,889,234	420,222
Prepayments and other assets	7	1,123,372	2,696,381	392,172
Amounts due from related parties	22	9,979	281,710	40,973
Licensed copyrights, net	8	818,867	1,163,839	169,273
Total current assets		5,700,528	19,853,443	2,887,563
Non-current assets:
Fixed assets, net	12	1,248,968	1,618,147	235,350
Long-term investments	5	567,887	2,572,040	374,088
Deferred tax assets, net	15	11,380	23,873	3,472
Licensed copyrights, net	8	4,558,083	6,640,910	965,880
Intangible assets, net	9	428,005	1,678,193	244,083
Produced content, net	10	1,564,279	3,736,063	543,388
Prepayments and other assets	7	2,845,662	4,695,883	682,988
Goodwill	11	3,276,107	3,888,346	565,536
Amounts due from related parties	22	-	52,800	7,679
Total non-current assets		14,500,371	24,906,255	3,622,464
Total assets		20,200,899	44,759,698	6,510,027

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY

Current liabilities (including current liabilities of the

   consolidated VIEs without recourse to the primary

   beneficiary of RMB8,320,537 and RMB11,324,276

   (US$1,647,048) as of December 31, 2017 and 2018,

   respectively):

Accounts payable		7,041,304	10,162,366	1,478,055
Amounts due to related parties	22	130,099	692,390	100,704
Customer advances and deferred revenue		1,633,649	2,195,283	319,289
Short-term loans	13	299,374	3,046,449	443,088
Long-term loans, current portion	13	10,000	83,720	12,177
Accrued expenses		2,081,841	2,696,238	392,152
Other liabilities		429,345	935,910	136,122
Total current liabilities		11,625,612	19,812,356	2,881,587

Non-current liabilities (including non-current liabilities

   of the consolidated VIEs without recourse to the

   primary beneficiary of RMB286,854 and

   RMB1,434,506 (US$208,640) as of

   December 31, 2017 and 2018, respectively):

Long-term loans	13	284,000	644,169	93,690
Convertible senior notes	14	—	4,712,284	685,373
Deferred tax liabilities	15	2,255	96,405	14,022
Amount due to related parties	22	—	1,281,370	186,368
Other non-current liabilities		6,432	57,551	8,370
Total non-current liabilities		292,687	6,791,779	987,823
Total liabilities		11,918,299	26,604,135	3,869,410
Commitments and contingencies	17
Mezzanine equity:
Series A redeemable convertible preferred shares (par value of US$0.00001 per share; 200,000,000 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	606,140	—	—

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
Series A-1 redeemable convertible preferred shares (par value of US$0.00001 per share; 6,064,174 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	6,826	—	—
Series B redeemable convertible preferred shares (par value of US$0.00001 per share; 123,103,264 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	1,546,912	—	—
Series C redeemable convertible preferred shares (par value of US$0.00001 per share; 302,891,196 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	954,544	—	—
Series D redeemable convertible preferred shares (par value of US$0.00001 per share; 848,682,647 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	3,195,670	—	—
Series E redeemable convertible preferred shares (par value of US$0.00001 per share; 686,646,383 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	2,344,683	—	—
Series F redeemable convertible preferred shares (par value of US$0.00001 per share; 546,999,817 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	3,530,583	—	—
Series G redeemable convertible preferred shares (par value of US$0.00001 per share; 1,014,436,019 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	10,416,306	—	—
Total mezzanine equity		22,601,664	—	—
Shareholders’ (deficit)/equity:
Ordinary shares (par value of US$0.00001 per share; 10,000,000,000 and nil shares authorized as of December 31, 2017 and 2018, respectively; 342,548,237 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	23	—	—
Class A ordinary shares (US$0.00001 par value; nil and 94,000,000,000 shares authorized as of December 31, 2017 and 2018, respectively; nil and 2,580,950,531 shares issued as of December 31, 2017 and 2018, respectively; nil and 2,199,425,905 shares outstanding as of December 31, 2017 and 2018, respectively)		—	138	20
Class B ordinary shares (US$0.00001 par value; nil and 5,000,000,000 shares authorized as of December 31, 2017 and 2018, respectively; nil and 2,876,391,396 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		—	183	27
Additional paid-in capital		600,834	39,666,150	5,769,202
Accumulated deficit	19	(15,016,867)	(23,509,486)	(3,419,313)
Accumulated other comprehensive income	25	93,126	1,879,946	273,427
Noncontrolling interests		3,820	118,632	17,254
Total shareholders’ (deficit)/equity		(14,319,064)	18,155,563	2,640,617
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		20,200,899	44,759,698	6,510,027

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Revenues:
Membership services (including related party amounts of RMB29,913, RMB85,635 and RMB19,981 (US$2,906) for the years ended December 31, 2016, 2017 and 2018, respectively)		3,762,183	6,536,028	10,622,769	1,545,018
Online advertising services (including related party amounts of RMB176,780, RMB27,586 and RMB202,808 (US$29,497) for the years ended December 31, 2016, 2017 and 2018, respectively)		5,650,366	8,158,924	9,328,061	1,356,710
Content distribution (including related party amounts of RMB nil, RMB nil and RMB88,457 (US$12,866) for the years ended December 31, 2016, 2017 and 2018, respectively)		500,952	1,191,816	2,162,643	314,543
Others (including related party amounts of RMB13,734 , RMB68,311 and RMB29,296 (US$4,261) for the years ended December 31, 2016, 2017 and 2018, respectively)		1,323,906	1,491,582	2,875,643	418,245
Total revenues		11,237,407	17,378,350	24,989,116	3,634,516
Operating costs and expenses:
Cost of revenues (including related party amounts of RMB23,662, RMB141,642 and RMB789,116 (US$114,772) for the years ended December 31, 2016, 2017 and 2018, respectively)		(11,436,595)	(17,386,563)	(27,132,811)	(3,946,304)
Selling, general and administrative (including related party amounts of RMB118,229, RMB148,918 and RMB11,666 (US$1,697) for the years ended December 31, 2016, 2017 and 2018, respectively)		(1,765,824)	(2,674,990)	(4,167,889)	(606,194)
Research and development (including related party amounts of RMB871, RMB2,833 and RMB5,114 (US$744) for the years ended December 31, 2016, 2017 and 2018, respectively)		(824,482)	(1,269,806)	(1,994,652)	(290,110)
Total operating costs and expenses		(14,026,901)	(21,331,359)	(33,295,352)	(4,842,608)
Operating loss		(2,789,494)	(3,953,009)	(8,306,236)	(1,208,092)

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Other expense
Interest income (including related party amounts of RMB nil, RMB nil and RMB2,202 (US$320) for the years ended December 31, 2016, 2017 and 2018, respectively)		17,009	83,127	213,969	31,121
Interest expenses (including related party amounts of RMB106,731, RMB168,154 and RMB nil (US$ nil) for the years ended December 31, 2016, 2017 and 2018, respectively)		(110,477)	(277,577)	(94,711)	(13,775)
Foreign exchange (loss)/gain, net		(238,564)	400,737	(970,796)	(141,196)
Loss from equity method investments		(100)	(263)	(16,965)	(2,467)
Other income, net		60,692	2,488	192,309	27,970
Total other (expenses)/income, net		(271,440)	208,512	(676,194)	(98,347)
Loss before income taxes		(3,060,934)	(3,744,497)	(8,982,430)	(1,306,439)
Income tax (expense)/benefit	15	(13,088)	7,565	(78,801)	(11,461)
Net loss		(3,074,022)	(3,736,932)	(9,061,231)	(1,317,900)
Less: Net income attributable to noncontrolling interests		—	—	48,545	7,061
Net loss attributable to iQIYI, Inc.		(3,074,022)	(3,736,932)	(9,109,776)	(1,324,961)
Accretion of redeemable convertible preferred shares	24	(4,874,739)	5,073,140	(298,990)	(43,486)
Extinguishment and reissuance of Series B preferred shares		—	(363,279)	—	—
Net (loss)/income attributable to ordinary shareholders		(7,948,761)	972,929	(9,408,766)	(1,368,447)
Net (loss)/earnings per ordinary share:	20
Basic		(23.20)	0.30
Diluted		(23.20)	(1.15)
Net loss per Class A and Class B ordinary share:	20
Basic				(2.43)	(0.35)
Diluted				(2.43)	(0.35)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):	20
Basic				(17.01)	(2.45)
Diluted				(17.01)	(2.45)
Shares used in net (loss)/earnings per ordinary share computation:
Basic	20	342,548,237	342,548,237
Diluted		342,548,237	3,243,147,261
Shares used in net loss per Class A and Class B ordinary share computation:
Basic	20			3,867,931,786	3,867,931,786
Diluted				3,867,931,786	3,867,931,786

Other comprehensive income
Foreign currency translation adjustments	25	195,255	(264,774)	1,787,553	259,989
Unrealized gains/(losses) on available-for-sale debt securities	25	2,978	(1,470)	(689)	(100)
Total other comprehensive income/(loss), net of tax	25	198,233	(266,244)	1,786,864	259,889
Comprehensive loss		(2,875,789)	(4,003,176)	(7,274,367)	(1,058,011)
Less: Comprehensive income attributable to noncontrolling interests		—	—	48,589	7,067
Comprehensive loss attributable to iQIYI, Inc.		(2,875,789)	(4,003,176)	(7,322,956)	(1,065,078)

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' deficit
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2016	342,548,237	23	263,338	161,137	(8,041,035)	—	(7,616,537)
Net loss attributable to iQIYI, Inc.	—	—	—	—	(3,074,022)	—	(3,074,022)
Other comprehensive income	—	—	—	198,233	—	—	198,233
Accretion of redeemable convertible preferred shares	—	—	—	—	(4,874,739)	—	(4,874,739)
Share-based compensation	—	—	62,392	—	—	—	62,392
Balances as of December 31, 2016	342,548,237	23	325,730	359,370	(15,989,796)	—	(15,304,673)
Net loss attributable to iQIYI, Inc.	—	—	—	—	(3,736,932)	—	(3,736,932)
Other comprehensive loss	—	—	—	(266,244)		—	(266,244)
Extinguishment and reissuance of Series B preferred shares	—	—	—	—	(363,279)	—	(363,279)
Accretion of redeemable convertible preferred shares	—	—	—	—	5,073,140	—	5,073,140
Issuance of a subsidiary’s equity to noncontrolling interest holders	—	—	41,680	—	—	3,820	45,500
Share-based compensation	—	—	233,424	—	—	—	233,424
Balances as of December 31, 2017	342,548,237	23	600,834	93,126	(15,016,867)	3,820	(14,319,064)
Cumulative effect of adopting ASC 606	—	—	—	—	916,147	—	916,147
Net loss attributable to iQIYI, Inc.	—	—	—	—	(9,109,776)	48,545	(9,061,231)
Issuance of ordinary shares upon IPO and underwriters’ partial exercise of over-allotment option, net of issuance costs	942,525,675	58	14,836,252	—	—	—	14,836,310
Conversion of all outstanding redeemable convertible preferred shares to ordinary shares	3,728,823,500	234	22,900,420	—	—	—	22,900,654
Issuance of Class B ordinary shares pursuant to business cooperation agreement with Baidu	36,860,691	4	609,340	—	—	—	609,344
Capital contribution from parent company pursuant to the traffic acquisition service contract termination (Note 9)	—	—	104,200	—	—	—	104,200
Equity component of convertible senior notes, net of issuance costs	—	—	361,571	—	—	—	361,571
Purchase of capped call	—	—	(464,825)	—	—	—	(464,825)
Exercise of share-based awards	25,059,198	2	70,999	—	—	—	71,001
Accretion of redeemable convertible preferred shares	—	—	—	—	(298,990)	—	(298,990)
Other comprehensive income	—	—	—	1,786,820	—	44	1,786,864
Issuance of a subsidiary’s shares to noncontrolling interest holders	—	—	15,989	—	—	3,511	19,500
Contingent consideration classified as equity pursuant to the business combination	—	—	75,159	—	—	—	75,159
Acquisition of noncontrolling interests pursuant to the business combinations	—	—	—	—	—	62,712	62,712
Share-based compensation	—	—	556,211	—	—	—	556,211
Balances as of December 31, 2018	5,075,817,301	321	39,666,150	1,879,946	(23,509,486)	118,632	18,155,563
Balances as of December 31, 2018, in US$		47	5,769,202	273,427	(3,419,313)	17,254	2,640,617

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(3,074,022)	(3,736,932)	(9,061,231)	(1,317,900)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of fixed assets		306,495	348,921	312,138	45,399
Amortization of intangible assets		102,242	112,860	346,672	50,421
Amortization of licensed copyrights		4,036,121	7,491,955	12,055,624	1,753,418
Amortization and impairment of produced content		574,530	811,448	2,265,543	329,510
Impairment of licensed copyrights		212,219	390,235	180,615	26,269
Impairment of long-term investments		—	32,938	—	—
Provision for doubtful accounts		7,245	56,048	107,223	15,595
Unrealized foreign exchange loss/(gain)		180,574	(333,601)	940,479	136,787
Loss on disposal of fixed assets		1,166	4,594	4,184	609
Accretion on convertible notes payable or convertible senior notes		—	112,457	23,912	3,478
Barter transaction revenue		(382,478)	(762,741)	(1,082,964)	(157,511)
Share-based compensation		62,392	233,424	556,211	80,897
Share of losses on equity method investments		100	263	16,965	2,467
Fair value change of equity investments with no readily determinable fair values under the measurement alternative		—	—	(189,639)	(27,582)
Fair value change of assets and liabilities remeasured at fair value on a recurring basis		—	—	13,005	1,891
Deferred income tax expense/(benefit)		478	(12,214)	(45,086)	(6,557)
Amortization of deferred income		—	—	(5,346)	(778)
Other non-cash expenses		29,016	(2,532)	20,128	2,927
Changes in operating assets and liabilities
Accounts receivable		(322,756)	(512,060)	(543,988)	(79,120)
Amounts due from related parties		(57,941)	56,720	(155,361)	(22,596)
Produced content		(872,425)	(1,962,221)	(4,544,977)	(661,039)
Prepayments and other assets		(173,417)	(549,301)	(735,191)	(106,929)
Accounts payable		1,076,988	1,050,178	583,099	84,808
Amounts due to related parties		19,138	(184,882)	435,911	63,401
Customer advances and deferred revenue		456,823	836,946	466,961	67,917
Accrued expenses and other current liabilities		389,004	646,814	808,277	117,559
Interest payables		42,943	(123,618)	9,253	1,346
Other non-current liabilities		(2,314)	6,085	101,769	14,802
Net cash provided by operating activities		2,612,121	4,011,784	2,884,186	419,489
Cash flows from investing activities:
Acquisition of fixed assets		(399,885)	(1,022,315)	(611,910)	(88,999)
Acquisition of intangible assets		(42,120)	(110,290)	(387,539)	(56,365)
Acquisition of licensed copyrights		(5,290,838)	(9,087,438)	(13,042,056)	(1,896,888)
Purchase of long-term investments		(163,990)	(553,003)	(883,375)	(128,482)
Acquisition of business, net of cash acquired		—	—	(1,018,002)	(148,062)
Film investment as passive investor		(31,751)	(11,075)	(2,932)	(426)

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Proceeds from film investments as passive investor		5,484	31,093	6,173	898
Loans provided to related parties and third parties		—	(2,279,238)	(400,370)	(58,231)
Repayment of loans provided to related parties		—	2,393,654	275,000	39,997
Purchases of held-to-maturity investments		—	(1,750,000)	—	—
Maturities of held-to-maturity investments		—	1,750,000	—	—
Purchase of available-for-sale debt securities		(4,499,000)	(13,770,043)	(26,103,910)	(3,796,656)
Maturity of available-for-sale debt securities		3,759,000	13,747,981	21,219,827	3,086,296
Net cash used for investing activities		(6,663,100)	(10,660,674)	(20,949,094)	(3,046,918)
Cash flows from financing activities:
Proceeds from loans from related parties		4,000,000	2,220,000	650,000	94,539
Repayments of loans from related parties		(688,234)	(6,726,000)	—	—
Proceeds from short-term loans		100,000	299,374	3,387,008	492,620
Repayments of short-term loans		—	(100,000)	(639,933)	(93,074)
Proceeds from long-term loan and borrowings from third party investors, net of issuance costs		—	299,000	453,802	66,003
Repayment of long-term loan		—	(5,000)	(99,119)	(14,416)
Proceeds from issuance of convertible notes payable to related parties		—	2,064,360	—	—
Proceeds from issuance of convertible notes payable to third parties		—	8,463,876	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs		—	—	5,034,663	732,261
Purchase of capped call		—	—	(464,825)	(67,606)
Proceeds from issuance of a subsidiary’s equity to noncontrolling interest holders		—	45,500	19,500	2,836
Proceeds from initial public offering, net of issuance costs		—	—	14,896,761	2,166,644
Capital contribution from parent company		—	—	170,548	24,805
Proceeds from exercise of share options		—	—	66,554	9,680
Net cash provided by financing activities		3,411,766	6,561,110	23,474,959	3,414,292
Effect of exchange rate changes on cash, cash equivalents and restricted cash		14,681	(143,417)	617,386	89,791
Net (decrease)/increase in cash, cash equivalents and restricted cash		(624,532)	(231,197)	6,027,437	876,654
Cash, cash equivalents and restricted cash at the beginning of the year		1,588,739	964,207	733,010	106,612
Cash, cash equivalents and restricted cash at the end of the year		964,207	733,010	6,760,447	983,266
Supplemental disclosures of cash flow information:
Cash paid for interest		66,651	282,045	46,390	6,747
Cash paid for income taxes		413	22,472	20,054	2,917
Acquisition of fixed assets included in accounts payable		107,723	150,434	259,948	37,808
Acquisition of licensed copyrights included in accounts payable and deferred revenue		2,194,554	4,040,476	6,336,656	921,628
Acquisition of licensed copyrights from nonmonetary content exchanges		385,318	781,513	642,262	93,413
Acquisition of long-term investments with non-cash consideration		—	—	763,750	111,083

The accompanying notes are an integral part of the consolidated financial statements

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Qiyi.com, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009. It was formerly known as Ding Xin, Inc. and changed its name to Qiyi.com, Inc. on August 30, 2010. On November 30, 2017, the Company revised its name from Qiyi.com, Inc. to iQIYI, Inc. The Company completed its initial public offering (“IPO”) on April 3, 2018.

The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally-produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services, live broadcasting services and online gaming services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in the PRC.

As of December 31, 2018, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	PRC	March 8, 2010	100%
Chongqing QIYI Tianxia Science & Technology Co., Ltd. (“QIYI Tianxia”)	PRC	November 3, 2010	100%
Qiyi.com HK Limited (“QIYI HK”)	Hong Kong	April 14, 2011	100%
iQIYI Film Group Limited	Cayman	May 26, 2017	100%
iQIYI Media Limited	Cayman	May 26, 2017	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI New Media Science & Technology Co., Ltd. (“iQIYI New Media”)	PRC	July 27, 2017	100%
Skymoons Inc.	Cayman	Acquired on July 17, 2018	100%
Magic Prime Group Limited	BVI	Acquired on July 17, 2018	80%
Special (Hong Kong) Co., Ltd.	Hong Kong	Acquired on July 17, 2018	80%

VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI ”; formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	PRC	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	PRC	December 19, 2012	Nil
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	PRC	Acquired on May 11, 2013	Nil
iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”)	PRC	December 31, 2014	Nil
Beijing iQIYI Cinema Management Co., Ltd.(“Beijing iQIYI Cinema”)	PRC	June 28, 2017	Nil
Tianjin Skymoons Interactive Co., Ltd. (“Tianjin Skymoons”）	PRC	Acquired on July 17, 2018	Nil
Chengdu Skymoons Digital Entertainment Co., Ltd. ( “Chengdu Skymoons”)	PRC	Acquired on July 17, 2018	Nil

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

iQIYI Pictures was established in December 2014 and consolidates intellectual property resources across the Group’s platform for the development, promotion and distribution of films. In August 2017, the Company restructured the contractual arrangements by and among the Company, its subsidiary iQIYI New Media, Beijing iQIYI, iQIYI Pictures, and the shareholders of iQIYI Pictures, such that iQIYI Pictures, previously a subsidiary of Beijing iQIYI, became a VIE of the Group.

In May 2017, the Company established a wholly-owned Cayman Islands subsidiary, iQIYI Film Group Limited. iQIYI Film Group Limited holds 100% of the equity of iQIYI Film Group HK Limited, which in turn holds 100% of equity in iQIYI New Media. In June 2017, the Company established a new VIE, Beijing iQIYI Cinema. The Company has control and is the primary beneficiary of Beijing iQIYI Cinema through a series of contractual arrangements between the Company, its subsidiary iQIYI New Media, Beijing iQIYI Cinema and the shareholders of Beijing iQIYI Cinema.

In July 2018, the Company and its subsidiaries Beijing iQIYI and Shanghai Zhong Yuan acquired a controlling equity interest in Skymoons Inc, Chengdu Skymoons and their subsidiaries (collectively referred to as “Skymoons”).

PRC laws and regulations prohibit or restrict foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily conducts its business in the PRC through the VIEs. The paid-in capital of the VIEs was mainly funded by the Company through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Company or its wholly-owned subsidiaries has entered into shareholder voting rights trust agreements and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb losses of the VIEs that could potentially be significant to the VIEs and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

Despite the lack of legal majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Arrangements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the other exclusive agreements, which consist of the business operation agreements, business cooperating agreement, exclusive technology consulting and services agreements and trademark and software usage license agreements, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the commitment letters, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by ASC topic 810 (“ASC 810”), Consolidation.

The principal terms of the Contractual Arrangements are further described below:

Loan Agreements

Pursuant to the loan agreement amongst Beijing QIYI Century and the shareholder of Beijing iQIYI, amended and restated on January 30, 2013, Beijing QIYI Century provided a RMB27 million interest-free loan to the shareholder of Beijing iQIYI solely for funds necessary for the capital injection to Beijing iQIYI. The loan can be repaid only with the proceeds from the sale of all of the equity interest in Beijing iQIYI to the Company or its designated representative(s) if permitted under PRC laws. The term of the loan agreement will expire on June 23, 2021 and can be extended upon the written notification from Beijing QIYI Century.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The loan agreement entered into between Beijing QIYI Century and the shareholders of Shanghai iQIYI dated October 25, 2013, contains terms similar to the terms described above, except that the total amount of loans extended to the shareholders of Shanghai iQIYI is RMB10 million and the term of the loan agreement will expire on October 24, 2023.

The loan agreement entered into between Beijing QIYI Century and the shareholder of Shanghai Zhong Yuan, amended on January 14, 2014, contains terms similar to the terms described above, except that the total amount of the loan to the shareholder of Shanghai Zhong Yuan is RMB20 million and the term of the loan agreement will expire on January 13, 2024.

The loan agreement entered into between iQIYI New Media and the shareholders of iQIYI Pictures dated August 30, 2017, contains terms similar to the terms described above, except that the total amount of loans extended to the shareholders of iQIYI Pictures is RMB100 million and the term of the loan agreement will expire on August 29, 2027.

The loan agreement entered into between iQIYI New Media and the shareholders of Beijing iQIYI Cinema dated July 27, 2017, contains terms similar to the terms described above, except that the total amount of loans extended to the shareholders of Beijing iQIYI Cinema is RMB20 million and the term of the loan agreement will expire on July 26, 2027.

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, the shareholder granted the Company an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholder, when and to the extent permitted under PRC law, at an amount equal to the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. In addition, Beijing iQIYI’s shareholder granted the Company an exclusive right to designate one or more persons to purchase all the equity interests in Beijing iQIYI. Without the prior written consent of the Company, Beijing iQIYI may not: (i) amend its articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of its assets or beneficial interest, (iv) create or allow any encumbrance on its assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contract with a value of more than RMB300 (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments or (viii) distribute dividends to its shareholders. Beijing iQIYI’s shareholder also agrees that he will not dispose the equity interests in Beijing iQIYI nor create or allow any encumbrance on the equity interests and extend any loans to individuals without the prior written consent of the Company. The shareholder should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. Any and all dividends and other capital distributions from Beijing iQIYI to its shareholders should be repaid to the Company. The agreement will terminate when Beijing iQIYI’s shareholder transfers all of his equity interests in Beijing iQIYI to the Company or its designated person(s) or upon expiration of the term of business of the Company or Beijing iQIYI. The term of the agreement is ten years and may be renewed at the discretion of the Company.

The exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai iQIYI and its shareholders dated October 25, 2013, the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai Zhong Yuan and its shareholder, amended on January 14, 2014, the exclusive purchase option agreement amongst iQIYI New Media, iQIYI Pictures and its shareholders on August 30, 2017, and the exclusive purchase option agreement amongst iQIYI New Media, Beijing iQIYI Cinema and its shareholders on July 27, 2017, contain terms similar to the terms described above.

Commitment Letters

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of the Company under U.S. GAAP and the relevant contractual arrangements remain in effect, the Company commits to provide unlimited financial support to Beijing iQIYI, if Beijing iQIYI requires any form of reasonable financial support for its normal business operations. If Beijing iQIYI incurs any losses and as a result cannot repay its loans from the Company and Beijing QIYI Century, the Company and Beijing QIYI Century would unconditionally forgive their loans to Beijing iQIYI, if Beijing iQIYI provides sufficient proof for its loss and incapacity to repay.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The commitment letters executed by the Company for Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Beijing iQIYI Cinema, contain terms similar to the terms described above.

Shareholder Voting Rights Trust Agreements and Powers of Attorney

Pursuant to the shareholder voting rights trust agreement amongst Beijing QIYI Century and Beijing iQIYI’s shareholder, amended and restated on January 30, 2013, Beijing iQIYI’s shareholder agreed to entrust all the rights to exercise its voting power and any other rights as Beijing iQIYI’s shareholder to the person(s) designated by Beijing QIYI Century. Beijing iQIYI’s shareholder agreed to irrevocably appoint the person(s) designated by Beijing QIYI Century as his attorney-in-fact to represent him to exercise all the voting rights and other shareholders’ rights on his behalf on all matters requiring shareholder approval. The agreement will remain effective for as long as the shareholder remains the shareholder of Beijing iQIYI unless Beijing QIYI Century unilaterally terminates the agreement by written notice. Pursuant to an irrevocable power of attorney, Beijing QIYI Century granted all of its rights under the shareholder voting rights trust agreement to the Company.

The shareholder voting rights trust agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, and the shareholder voting rights trust agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, contain terms similar to the terms described above except under the shareholder voting rights trust agreements, the person designated by Beijing QIYI Century as the attorney-in-fact to represent the shareholders of Shanghai iQIYI and Shanghai Zhong Yuan must be approved by the Company. The powers of attorney amongst the Company, iQIYI New Media and the shareholders of iQIYI Pictures and the powers of attorney amongst the Company, iQIYI New Media and the shareholders of Beijing iQIYI Cinema are substantially the same as the terms discussed above.

Exclusive Technology Consulting and Services Agreements

Pursuant to the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century has the sole and exclusive right to provide to Beijing iQIYI specified technology consulting and services in return for service fees. Beijing iQIYI agrees to accept such services and, without the prior written consent of Beijing QIYI Century, may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. Beijing iQIYI agrees to pay specified service fees to Beijing QIYI Century on a quarterly basis. Beijing QIYI Century has the right to unilaterally adjust the amount of the service fee through written confirmation, without prior consent from Beijing iQIYI. All the benefits and interests generated from the agreement, including but not limited to software copyrights, intellectual property rights, know-how and trade secrets, become the sole and exclusive rights of Beijing QIYI Century. The agreement will be in effect for ten years unless Beijing QIYI Century unilaterally terminates the agreement by giving written notification at least thirty days prior to the expiration of the agreement. The agreement can also be renewed at the discretion of Beijing QIYI Century.

The exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai iQIYI on October 25, 2013, the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan, amended on January 14, 2014, the exclusive management consulting and business cooperation agreement amongst iQIYI New Media and iQIYI Pictures on August 30, 2017 and the exclusive management consulting and business cooperation agreement amongst iQIYI New Media and Beijing iQIYI Cinema on July 27, 2017, contain terms similar to the terms described above.

Share Pledge Agreements

Pursuant to the share pledge agreement amongst Beijing QIYI Century and Beijing iQIYI’s shareholder, amended and restated on January 30, 2013, Beijing iQIYI’s shareholder has pledged all of his equity interest in Beijing iQIYI to guarantee his and Beijing iQIYI’s performance of their obligations under, the exclusive technology consulting and services agreement and the amended and restated loan agreement. During the term of the share pledge agreement, Beijing QIYI Century has the right to receive all of the dividends and profits distributed on the pledged equity. If Beijing iQIYI or its shareholder breaches its respective contractual obligations, Beijing QIYI Century, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholder of Beijing iQIYI agrees not to dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests or take any actions that would prejudice Beijing QIYI Century’s interest. The share pledge agreement will expire after Beijing iQIYI and its shareholder has completed all their obligations under the exclusive technology consulting and services agreement and the amended and restated loan agreement unless otherwise unilaterally terminated by Beijing QIYI Century.

The share pledge agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the share pledge agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, the share pledge agreement amongst iQIYI New Media and iQIYI Pictures’ shareholders on August 30, 2017 and the share pledge

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

agreement amongst iQIYI New Media and Beijing iQIYI Cinema’s shareholders on July 27, 2017, contain terms similar to the terms described above except that the pledged equity interest is only to guarantee performance of their obligations under the loan agreements.

Business Operation Agreements

Pursuant to the business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, Beijing iQIYI agrees to accept the proposal provided by Beijing QIYI Century from time to time relating to employment, daily business and financial management. This agreement can only be unilaterally revoked/amended by Beijing QIYI Century. The agreement has a term of ten years and is renewable at the discretion of Beijing QIYI Century.

The business operation agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the business operation agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, the exclusive management consulting and business cooperation agreement amongst iQIYI New Media and iQIYI Pictures on August 30, 2017 and the exclusive management consulting and business cooperation agreement amongst iQIYI New Media and Beijing iQIYI Cinema on July 27, 2017, contain terms similar to the terms described above.

Trademark License Agreement and Software Usage License Agreement

Pursuant to the trademark license agreement and the software usage license agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive and non-transferable license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years and the software usage license agreement may be extended upon the written consent of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement. The software usage license agreement was extended for another five years after its initial term.

Business Cooperation Agreement

Pursuant to the business cooperation agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, technology services provided by Beijing QIYI Century on its website, including but not limited to, P2P download and video on-demand systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The term of this agreement is ten years and can be renewed at Beijing QIYI Century’s discretion.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; and (ii) each of the contractual arrangements with the VIEs and their shareholders, and the Contractual Arrangements taken as a whole, are valid and legally binding upon each party to such agreement under PRC laws; is enforceable against each party thereto in accordance with its terms; and does not contravene any applicable PRC laws or regulations currently in effect.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the VIEs’ shareholders may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to act in contrary to the terms of the aforementioned agreements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, including but not be limited to: the cancelation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

conduct its operations. As a result, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	539,383	614,929	89,438
Short-term investments	407,169	763,310	111,019
Accounts receivable, net	2,161,893	2,426,175	352,873
Others	1,242,651	3,185,767	463,350
Total current assets	4,351,096	6,990,181	1,016,680
Non-current assets:
Fixed assets, net	821,156	840,609	122,262
Long-term investments	567,887	2,133,476	310,301
Others	6,333,338	10,664,091	1,551,027
Total non-current assets	7,722,381	13,638,176	1,983,590
Total assets	12,073,477	20,628,357	3,000,270
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts payable	4,275,803	5,285,801	768,788
Customer advances and deferred revenue	1,633,197	2,115,296	307,657
Long-term loans, current portion (i)	10,000	56,000	8,145
Accrued expenses and other liabilities	2,333,864	3,218,856	468,163
Others	67,673	648,323	94,295
Total current liabilities	8,320,537	11,324,276	1,647,048
Total non-current liabilities (i)	286,854	1,434,506	208,640
Amounts due to the Company and its subsidiaries	6,077,542	12,409,340	1,804,864
Total liabilities	14,684,933	25,168,122	3,660,552

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Total revenues	10,756,372	16,389,778	22,982,783	3,342,707
Net loss	(2,026,863)	(609,387)	(2,749,657)	(399,921)
Net cash provided by operating activities	1,645,352	5,356,540	4,548,220	661,511
Net cash used for investing activities	(2,389,511)	(4,687,804)	(6,671,588)	(970,342)
Net cash provided by/(used in) financing activities	1,001,766	(848,300)	2,202,196	320,296

(i) In accordance with the arrangement as described in Note 13, the Group consolidates the securitization vehicle as it is a VIE for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIE. As of December 31, 2018, RMB46,000 (US$6,690) of the loan is repayable within one year and is included in “Long-term loans, current portion” and the remaining balance of RMB424,000 (US$61,668) of the loan is included in non-current liabilities in the carrying amounts of the liabilities of the VIEs and VIEs' subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 96%, 94% and 92% of the Group’s consolidated revenues for the years ended December 31, 2016, 2017 and 2018, respectively, after elimination of

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

inter-company transactions. As of December 31, 2018, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than aforementioned in the share pledge agreements, business operation agreements and collateralization of a VIE’s office building as described in Note 13.

The VIEs’ third-party creditors did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIEs through power to govern the activities which most significantly impact its economic performance and is obligated to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs, then the entity is consolidated. All significant intercompany balances and transactions between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, the allowance for doubtful accounts, amortization of intangible assets, licensed copyrights and produced content, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, net realizable value of licensed copyrights, ultimate revenue of produced content, recoverability of the carrying value of goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, fair value of certain debt and equity investments, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in the consolidated financial statements have been adjusted to conform with the current year’s presentation to facilitate comparison.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8755 per US$1.00 on December 31, 2018, the last business day in fiscal year 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Foreign currency translation and transactions

The Company’s functional currency is the US$ and its reporting currency is the RMB. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters. The functional currency of the subsidiaries in the Cayman Islands and Hong Kong is the U.S. dollar. The functional

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

currencies of the subsidiaries, VIEs and VIEs’ subsidiaries in Mainland China are the RMB. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position to its reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ (deficit)/equity.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.

Restricted Cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. The Group’s restricted cash mainly represents restricted deposits used as security against short-term loans.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments.

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt and Equity Securities. The Company classifies the short-term investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The Company determines realized gains or losses on sale of held-to-maturity securities on a specific identification method, and records such gains or losses as interest income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

Accounts receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when they are deemed uncollectible. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Receivables from Online Payment Agencies, net of allowance

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. The balances are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2017 and 2018, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

Fixed assets, net

Fixed assets are stated at cost and are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Computer equipment	3 to 5 years
Office furniture and equipment	3 to 5 years
Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets
Office building	43 years
Others	5 years

Repair and maintenance costs are expensed as incurred, whereas the cost of renewals and betterments that extend the useful life of the assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when ready for their intended use.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The Group also evaluates all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If the Group determines that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair values and equity method investments.

Prior to adopting ASC topic 321 (“ASC 321”), Investments—Equity Securities on January 1, 2018, the Group carries at cost its investments in investees which do not have readily determinable fair value and the Group does not have significant influence in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments.

The Group adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening retained deficit is nil. Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 (“ASC 820”), Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments—Equity Method and Joint Ventures. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Produced content, net

The Group produces and contracts external parties to produce films and episodic series to exhibit on its websites. Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Produced content exceeding the total revenues to be earned (“ultimate revenue”) is expensed as cost of revenues.

The Group uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC subtopic 926-20 (“ASC 926-20”), Entertainment—Films, Other Assets—Film Costs. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in the Group applying a revised fraction to the net carrying amount of produced content as of the beginning of the fiscal year. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision. The Group reviews unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost.

Licensed copyrights, net

Licensed copyrights consist of professionally-produced content such as movies, television series, variety shows, sports and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability recorded when cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s websites. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group has two types of licensed copyrights, i) non-exclusive licensed copyrights and ii) exclusive licensed copyrights. For non-exclusive licensed copyrights, the Group has the right to broadcast the contents on its own websites. For exclusive licensed copyrights, in addition to the broadcasting right, the Group also has the right to sublicense the underlying contents to third parties.

Non-exclusive licensed copyrights, mainly comprising of newly released movies, television series and seasonal variety shows, are generally amortized using an accelerated method based on historical viewership consumption patterns. Other non-exclusive licensed copyrights, mainly comprising of library movies, television series and variety shows and certain non-episodic features, are amortized on a straight-line basis, as the consumption pattern based on historical viewing data supports this amortization method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250 (“ASC 250”), Accounting Changes and Error Corrections.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense the content to third parties, and the Group allocates the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of the Group’s estimate of the total revenues that will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect advertising and membership services revenues, the content costs are amortized in accordance with ASC subtopic 920-350 (“ASC 920-350”), Entertainment-Broadcasters: Intangibles—Goodwill and Other, using the same method as non-exclusive licensed copyrights as described above. For the right to sublicense the content to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, the content costs are amortized in accordance with ASC 926-20 using the individual-film-forecast-computation method, which amortizes such costs based on the ratio of the actual sublicensing revenues generated for the current period to the total sublicensing revenues estimated to be generated by the sublicensing right. The Group reviews the forecasted total direct revenues on a periodic basis and any changes in estimates will result in the Group applying a revised fraction to the net carrying amount of the right to sublicense as of the beginning of the fiscal year. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision.

On a periodic basis, the Group evaluates the program usefulness of the broadcasting rights of its licensed copyrights and records these rights at the lower of unamortized cost or estimated net realizable value pursuant to the guidance in ASC 920-350. When there is a change in the expected usage of licensed copyrights, the Group estimates net realizable value of licensed copyrights to determine if any impairment exists.

Net realizable value is determined by estimating the expected cash flows generated from provision of advertising and membership services, less any direct costs, over the remaining useful lives of the non-exclusive licensed copyrights. The Group estimates advertising and membership services cash flows for each category of content separately. Estimates that impact advertising and membership services cash flows include anticipated levels of demand for the Group’s advertising and membership services and the expected selling prices of the Group’s advertisements and memberships. For the right to sublicense to third parties, recoverability is assessed in accordance with ASC 926-20.

Partner-generated content (“PGC”)

The Group collaborates with a large number of selected partners to supplement its video content portfolio with PGC, and incentivizes them to submit high-quality content through the Group’s revenue-sharing mechanism. Under such arrangements, the Group shares with the partners a portion of the revenues derived from either online advertising services or membership services based on various factors agreed upon. As the Group is the primary obligor of online advertising services and membership services, such revenues are recorded on a gross basis. Revenue sharing costs incurred and payable to partners are recognized as cost of revenues when the criteria of those pre-agreed factors are met.

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the Company’s segment manager regularly reviews the operating results of that component. The Group determined that it has one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by a segment manager.

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative impairment test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

Significant management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit which could trigger future impairment. The judgment in estimating the fair value of a reporting unit includes forecasts of future cash flows, which are based on management’s best estimate of future revenue and operating expenses growth rates, future capital expenditures and working capital levels, as well as discount rate determined by the weighted average cost of capital approach and the selection of comparable companies operating in similar businesses. The Group also reviewed observable market data to assess the reasonableness of assumptions such as discount rate, operating margins, and working capital levels. The fair value of the reporting unit exceeded its carrying amount as of December 31, 2017 and 2018, and therefore goodwill related to the Group’s reporting unit was not impaired.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have estimated economic lives from the date of purchase as follows:

Traffic acquisition agreement	4 years
Intellectual property rights	1-29 years
Online literature	1-17 years
Trademarks	2-10 years
User list	5 years
Domain names	10 years
Customer relationships	3 years
Published mobile games	2 years
Technology	5 years
Others	2 to 20 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Mobile games in development with an indefinite useful life are those that have not achieved technological feasibility as of the acquisition date and have no alternative future use.

Impairment of Long-Lived Assets Other Than Goodwill

The Group evaluates long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives other than licensed copyrights and produced content, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, the Group assesses the recoverability of the long-lived assets based on the undiscounted future cash flows the long-lived assets are expected to generate at the lowest level of identifiable cash flows. The Group recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the long-lived assets plus net proceeds expected from the eventual disposition of the long-lived assets, if any, is less than their carrying values. If the Group identifies an impairment, the Group reduces the carrying value of the long-lived assets to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

Modification of redeemable convertible preferred shares

The Group assesses whether an amendment to the terms of its redeemable convertible preferred shares is an extinguishment or a modification using the fair value model. If the change in fair value of the redeemable convertible preferred shares immediately after the amendment exceeds 10% from the fair value of the redeemable convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the redeemable convertible preferred shareholders and the carrying amount of the redeemable convertible preferred shares (net of issuance costs) is treated as a deemed dividend to or contribution from the redeemable convertible preferred shareholders. When redeemable convertible preferred shares are modified, a new effective interest rate to equate the future contractual cash flows (redemption amount) to the carrying amount is determined and applied to accretion on a prospective basis by analogy to ASC 470-50.

Revenue recognition

The Group adopted ASC topic 606 (“ASC 606”), Revenue from Contracts with Customers from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 was presented under ASC 606, and revenues for the years ended December 31, 2016 and 2017 were not adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an adjustment to decrease the opening balance of accumulated deficit at January 1, 2018 by RMB916,147 (US$133,248), with the impact primarily related to the Group’s earlier recognition of online advertising revenues under ASC 606 compared to legacy GAAP.

The Group’s revenues are derived principally from membership services, online advertising services and content distribution. Commencing on January 1, 2018, the Group recognizes revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Pursuant to ASC 606, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues. The Company recognized VAT of RMB630,787, RMB981,567 and RMB1,457,803 (US$212,029) for the years ended December 31, 2016, 2017 and 2018, respectively. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to the Group’s consolidated financial statements as of and for the year ended December 31, 2018.

The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Membership services

The Group offers membership services to subscribing members with various privileges, which primarily including access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand content purchases made by members and the sale of the right to services such as other memberships, which the Group acquires and controls before they are transferred to subscribing members.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Online advertising services

The Group sells advertising services primarily to third-party advertising agencies and a small portion are sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The Group performs a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where the Group provides customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied by displaying the advertisements in accordance with the revenue contracts.

The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group has a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. The Group accounts for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers.

Content distribution

The Group generates revenues from sub-licensing content licensed from third party vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Group enters into with the vendors has a definitive license period and provides the Group rights to sub-license these contents to other third parties. The Group enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, the Group receives the sub-license fee upfront under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-license fees are recognized in accordance with ASC 606 and represents a license of functional intellectual property which grants a right to use the Group’s licensed copyrights and recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges in accordance with ASC 606, and records the transaction based on the fair value of the asset received starting from January 1, 2018. Barter sublicensing revenues are recognized in accordance with the same ASC 606 criteria above. The Group estimates the fair value of the licensed copyrights received based on various factors, including broadcasting schedule, cast and crew, theme and popularity, box office and market share of counterparties to the exchange. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926 (“ASC 926”), Entertainment—Films.

The Group recognized barter sublicensing revenues of RMB382,478, RMB762,741 and RMB1,082,964 (US$157,511) and related costs of RMB362,760, RMB650,442 and RMB1,026,140 (US$149,246) for the years ended December 31, 2016, 2017 and 2018, respectively.

Others

Other revenues mainly include revenues from live broadcasting and online games.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Live broadcasting

The Group operates a live broadcasting platform, iQIYI Show, whereby users can follow their favorite hosts and shows in real time through live broadcasting. Users can purchase virtual currency for usage in iQIYI Show to acquire consumable virtual gifts, which are simultaneously presented to hosts to show their support or time-based virtual items, which enables users to enjoy additional functions and privileges for a specified time period.

The Group operates the live broadcasting platform and determine the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal in the transaction. Costs incurred from services provided by the hosts are recognized as cost of revenues. To facilitate the sale of virtual items, the Group bundles special privileges and virtual items as a package at a discounted price and the Group allocates the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue”.

Online games

The Group operates mobile games including both self-developed (after the business acquisition described in Note 3) and licensed mobile games and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

The Group records revenue generated from mobile games on a gross basis if the Group acts as the principal in the mobile game arrangements under which the Group controls the specified services before they are provided to the customer. In addition, the Group is primarily responsible for fulfilling the promise to provide maintenance services and has discretion in setting the price for the services to the customer. Otherwise, the Group records revenue on a net basis based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 606 are met, which is generally when the user purchases virtual currencies issued by the game developers.

For transactions where the Group is the principal, the Group determines that the in-game virtual items are identified as performance obligations. The Group provides on-going services to the end-users who purchase virtual items to gain an enhanced game-playing experience. Accordingly, the Group recognizes revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts.

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

Contract assets represent unbilled amounts related to the Group's rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. The opening balance of contract assets were RMB832,302 as of January 1, 2018. As of December 31, 2018, contract assets were RMB1,414,549 (US$205,738), net of allowance for doubtful accounts of RMB21,478 (US$3,124). The increase in the balance of contract assets was primarily due to more outstanding advertising contracts as of December 31, 2018 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.

Contract liabilities are mainly comprised of payments received for membership fees and virtual currency sold for which the corresponding services have not yet been provided to customers and are presented as “Customer advances and deferred revenue” on the consolidated balance sheets. The increase in customer advances and deferred revenue as compared to the year ended December 31, 2017 is a result of the increase in consideration received from the Group’s customers.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Practical Expedients and Exemptions

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

Cost of Revenues

Cost of revenues consists primarily of content costs, bandwidth costs and others.

The Group incurs VAT and surcharges in the PRC in connection with the services provided, and cultural business construction fee on revenues derived from online advertising services. Starting from January 1, 2018, we adopted ASC 606 and reclassified VAT from cost of revenues to net against revenues. Accordingly, VAT is presented in net of revenues rather than cost of revenues for the year ended December 31, 2018 under ASC 606, while in accordance with the legacy accounting standard (ASC 605), VAT is not adjusted and continued to be presented in cost of revenues for the years ended December 31, 2016 and 2017 under ASC 605. The sales tax and surcharges in cost of revenues for the years ended December 31, 2016, 2017 and 2018 were RMB823,749, RMB1,272,295 and RMB334,278 (US$48,619), respectively.

Advertising expenses

Advertising expenses, primarily marketing spend in channel coverage and content related promotion are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended December 31, 2016, 2017 and 2018 were RMB907,906, RMB1,373,287 and RMB2,268,753 (US$329,976), respectively.

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses (including share-based compensation cost) incurred for the development of, enhancement to, and maintenance of the Group’s websites as well as costs associated with new product development and enhancement. Depreciation expenses and other operating costs are also included in research and development expenses. The Group recognizes research and development expenses costs as expense when incurred.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other (expense)/income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group recognizes in its consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs.

(Loss)/earnings per share

(Loss)/earnings per share is computed in accordance with ASC topic 260 (“ASC 260”), Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s redeemable convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the year ended December 31, 2016, the computation of basic (loss)/earnings per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to the redeemable convertible preferred shares, since these securities are not obligated to share the losses in accordance with the contractual terms. For the year ended December 31, 2018, the two-class method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 18). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion related to the redeemable convertible preferred shares and extinguishment and reissuance of Series B preferred shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the redeemable convertible preferred shares using the if-converted method prior to the Company’s IPO, ordinary shares issuable upon the conversion of convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects are anti-dilutive.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC topic 718 (“ASC 718”), Compensation-Stock Compensation.

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

met and the share-based awards are forfeited, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent the Company revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

The Company accounts for share-based awards issued to non-employees in accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees. The measurement date of the fair value of a share-based award issued to a non-employee is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by non-employees.

The Company, with the assistance of an independent third party valuation firm, determined the fair value of share-based awards granted to employees and non-employees.

Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other assets, long-term investments, accounts payable, short-term loans, income tax payable, amounts due to related parties, contingent consideration liability, option to purchase equity interests of a listed company, accrued expenses and other current liabilities, convertible senior notes and long-term loans. The carrying amounts of these financial instruments, except for long-term equity investments without readily determinable fair values, long-term equity method investments, convertible senior notes and long-term loans, approximate their fair values because of their generally short maturities. The carrying amounts of long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2018, the Group has RMB6,760,447 (US$983,266) in cash, cash equivalents and restricted cash, which is held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable and contract assets are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for doubtful accounts and actual losses have generally been within management’s expectations. As of December 31, 2018, the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance. As of December 31, 2017, the only one customer with a receivable balance exceeding 10% of the gross accounts receivable balance accounted for 10% of gross accounts receivable.

Business and economic risks

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Currency convertibility risk

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, convertible senior notes and accounts payable denominated in the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

RMB was approximately 5.67% in 2018. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes net loss, foreign currency translation adjustments and unrealized gains/(losses) on available-for-sale debt securities and is presented in the consolidated statements of comprehensive loss.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Group will adopt ASU 2016-02 on January 1, 2019 using the modified retrospective method and will not restate comparable periods. The Group will elect the package of practical expedients permitted under the transition guidance, which allow the Group to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group will also elect the practical expedient to not separate lease and non-lease components and the short-term lease exemption for certain classes of underlying assets with a lease term of 12 months or less. Operating leases related to offices and internet data center (“IDC”) facilities will be subject to ASU 2016-02 and right-of-use assets and operating lease liabilities will be recognized on the Group’s consolidated balance sheets. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s consolidated balance sheets for certain in-scope operating leases. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group is still evaluating the effect that this accounting standard will have on the consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718)(“ASU 2018-07”). ASU 2018-07 issued final guidance aligning the measurement and classification guidance for share-based

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities (“PBEs”) in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606. The Group does not believe this standard will have a material impact on the results of operations or financial condition.

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”). ASU 2019-02 improves GAAP by aligning the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. In addition, ASU 2019-02 requires that an entity test a film or license agreement for program material within the scope of Subtopic 920-350 for impairment at a film group level when the film or license agreement is predominantly monetized with other films and/or license agreements. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for the Group’s fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently in the process of evaluating the effect that the adoption of ASU 2019-02 will have on the consolidated financial statements and related disclosures.

3.	BUSINESS COMBINATIONS

Acquisition of Skymoons

On July 17, 2018 (the “acquisition date”), the Group completed the acquisition of a 100% equity stake in Skymoons Inc. and Chengdu Skymoons Digital Entertainment Co., Ltd. (collectively, “Skymoons”). Headquartered in Chengdu, China, Skymoons focuses on the development and global publishing of mobile games. The Group completed the acquisition of Skymoons on July 17, 2018, the date on which control was obtained to govern the financial and operating policies of Skymoons and obtained benefits from its activities. The Group believes Skymoons is a natural extension to its business and will strengthen its media platform and overall ecosystem. The results of Skymoons’ operations have been included in the consolidated financial statements of the Group since the acquisition date.

The aggregate payment for the acquisition of Skymoons consists of a fixed payment of cash of RMB1,157.0 million (US$168.3 million), as well as a contingent payment of up to RMB130.0 million in cash and issuance of 23,777,706 Class A ordinary shares if specified adjusted net profit targets are met post-acquisition (the “Earn-Out”).

The acquisition-date fair value of the consideration transferred totaled RMB1,242.9 million (US$180.8 million), which consisted of the fixed payment of cash amounting to RMB1,157.0 million (US$168.3 million) and the portion of the Earn-Out payment described above of RMB85.9 million (US$12.5 million), which are not contingent on the continued employment. RMB1,018.6 million (US$148.1 million) of the Earn-Out is contingent on the continued employment of certain key employees for the three years following the acquisition date, and was accounted for as a transaction separate from the business combination based on its economic substance and will be recorded as post-combination compensation expense in the Group's financial statements over the requisite service period.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group has completed the valuation necessary to assess the fair value of tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of assets acquired and liabilities assumed as of the acquisition date:

	RMB	Useful lives (Years)
Published mobile games	366,000	2
Mobile games in development(i)	240,000	indefinite lived
Technology	101,000	5
Others	27,023	2 to 10
Intangible assets	734,023
Cash and cash equivalents	189,313
Other current assets	403,387
Other non-current assets	30,162
Fixed assets	2,574
Long-term investments	49,043
Goodwill	588,857
Current liabilities	(466,793)
Long-term loans	(87,794)
Deferred tax liabilities	(137,811)
Noncontrolling interests	(62,047)
Total consideration	1,242,914

(i) Mobile games in development are those that are not completed as of the acquisition date and have no alternative future use. The Group considers its mobile games in development to be in-process research and development (“IPR&D”).

The fair value of accounts receivable acquired was RMB97,819. Gross contractual accounts receivable acquired totaled RMB101,750 and the Company’s best estimate of the contractual cash flows not expected to be collected at acquisition date totaled RMB3,931.

The excess of the purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Skymoons. The goodwill is not deductible for tax purposes.

The amount of revenue and net loss of Skymoons included in the Group’s consolidated statements of comprehensive loss from the acquisition date to December 31, 2018 is RMB375.2 million (US$54.6 million) and RMB237.9 million (US$34.6 million), respectively.

The unaudited pro forma revenue and net loss for the years ended December 31, 2017 and 2018 is not presented as the historical financial information of the acquired business of Skymoons prepared under US GAAP is not available without undue cost, given the acquiree underwent a reorganization prior to the Company’s acquisition.

4.	SHORT-TERM INVESTMENTS

As of December 31, 2017 and 2018, the Group’s short-term investments consist of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions. During the years ended December 31, 2016, 2017 and 2018, the Company recorded interest income from short-term investments of RMB8,587, RMB65,016, and RMB91,052 (US$13,243) in the consolidated statement of comprehensive loss, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

5.	LONG-TERM INVESTMENTS

The Group’s long-term investments consist of equity investments at fair value without readily determinable fair value and equity method investments.

Equity investments at fair value without readily determinable fair value

Equity investments at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. As of December 31, 2017, the carrying amount of the Company’s cost method investments was RMB557,524. As of December 31, 2018, the carrying amount of the Company’s equity investments without readily determinable fair value was RMB1,761,487 (US$256,198) after deduction of RMB31,500 (US$4,581) accumulated impairment.

Unrealized gains (upward adjustments) and losses (downward adjustments and impairment) of equity securities without readily determinable fair values for the year ended December 31, 2018 were RMB189,639 (US$27,582) and RMB nil (US$ nil), respectively.

Net unrealized gains and losses for equity securities were RMB189,639 (US$27,582) for the year ended December 31, 2018. Net realized gains and losses on equity securities sold were RMB nil (US$ nil) for the year ended December 31, 2018.

Equity method investments

In July 2018, the Company acquired a 32% outstanding equity interest amounting to RMB796,000 (US$115,773) in Beijing Xin’ai Sports Media Technology co., LTD (or “Xin’ai”) that is engaged in the operation of a sports content platform. The Company has significant influence over the investee and therefore accounts for its equity interest as an equity method investment. The excess of the carrying value of the investment over the proportionate share of Xin’ai’s net assets of RMB609,502 (US$88,648) was recognized as basis differences and investment goodwill. As of December 31, 2018, the Group held 29% of Xinai’s equity interest due to new financing investors’ dilution.

As of December 31, 2017 and 2018, besides Xin’ai the Group held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amount of the Group’s equity method investments including Xin’ai was RMB10,363 and RMB810,553 (US$117,890) as of December 31, 2017 and 2018, respectively.

6.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Accounts receivable	2,260,070	2,984,090	434,018
Allowance for doubtful accounts	(24,686)	(94,856)	(13,796)
Accounts receivable, net	2,235,384	2,889,234	420,222

The following table presents movement of the allowance for doubtful accounts:

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Balance at the beginning of the year	21,913	19,719	24,686	3,590
Provisions	7,245	56,048	85,745	12,471
Write-offs	(9,439)	(51,081)	(15,575)	(2,265)
Balance at the end of the year	19,719	24,686	94,856	13,796

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

7.	PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Current portion:
Contract asset	—	1,414,549	205,738
Prepaid licensed copyrights	132,039	184,926	26,896
Deposits and prepaid rental fees	46,033	123,863	18,015
VAT prepayments	586,242	436,343	63,463
Others	359,058	536,700	78,060
	1,123,372	2,696,381	392,172

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Non-current portion:
Prepaid licensed copyrights	2,491,320	3,685,272	536,001
Licensed copyrights prepaid assets (i)	36,547	569,123	82,776
Deposits and prepaid rental fees	157,882	171,676	24,969
Others	159,913	269,812	39,242
	2,845,662	4,695,883	682,988

(i)

Licensed copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under a barter transaction but the counterparty has already received the content copyrights from the Group.

8.	LICENSED COPYRIGHTS, NET

	As of December 31, 2017
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	14,570,030	(9,211,779)	5,358,251
—Sublicensing rights	1,599,154	(1,580,455)	18,699
	16,169,184	(10,792,234)	5,376,950
Less: current portion:
—Broadcasting rights	5,185,503	(4,385,335)	800,168
—Sublicensing rights	1,599,154	(1,580,455)	18,699
	6,784,657	(5,965,790)	818,867
Licensed copyrights—non current
—Broadcasting rights	9,384,527	(4,826,444)	4,558,083
—Sublicensing rights	—	—	—
	9,384,527	(4,826,444)	4,558,083

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2018
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	23,875,786	(16,303,613)	7,572,173	1,101,327
—Sublicensing rights	3,466,207	(3,233,631)	232,576	33,826
	27,341,993	(19,537,244)	7,804,749	1,135,153
Less: current portion:
—Broadcasting rights	5,921,043	(4,989,780)	931,263	135,447
—Sublicensing rights	3,466,207	(3,233,631)	232,576	33,826
	9,387,250	(8,223,411)	1,163,839	169,273
Licensed copyrights—non current
—Broadcasting rights	17,954,743	(11,313,833)	6,640,910	965,880
—Sublicensing rights	—	—	—	—
	17,954,743	(11,313,833)	6,640,910	965,880

In the year of acquisition, the licensed copyrights have weighted-average useful lives of 3.5 years, 2.5 years and 2.8 years for the years ended December 31, 2016, 2017 and 2018, respectively. The Group recognized impairment charges on licensed copyrights of RMB212,219, RMB390,235 and RMB180,615 (US$26,269) for the years ended December 31, 2016, 2017 and 2018, respectively.

Amortization expense of RMB4,036,121, RMB7,491,955 and RMB12,055,624 (US$1,753,418) for the years ended December 31, 2016, 2017 and 2018, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next five years is as follows:

	RMB	US$
Within 1 year	4,646,895	675,863
Between 1 and 2 years	2,084,782	303,219
Between 2 and 3 years	852,808	124,036
Between 3 and 4 years	133,419	19,405
Between 4 and 5 years	50,205	7,302

9.	INTANGIBLE ASSETS, NET

Finite-lived intangible assets

	As of December 31, 2017
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Traffic acquisition agreement (i)	218,500	(152,152)	66,348
Intellectual property rights (ii)	253,403	(61,242)	192,161
Trademarks	158,189	(72,434)	85,755
User list	148,500	(148,500)	—
Domain names	140,453	(70,943)	69,510
Customer relationships	119,700	(119,700)	—
Others	90,905	(76,674)	14,231
	1,129,650	(701,645)	428,005

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2018
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Traffic acquisition agreement (iii)	546,150	(102,403)	443,747	64,540
Intellectual property rights (ii)	442,580	(119,152)	323,428	47,041
Published mobile games (iv)	373,702	(84,325)	289,377	42,088
Trademarks (iii)	198,492	(102,947)	95,545	13,896
User list	151,896	(148,670)	3,226	469
Online literature	140,807	(18,803)	122,004	17,745
Domain names	140,608	(85,042)	55,566	8,082
Customer relationships	119,700	(119,700)	—	—
Technology (iv)	101,730	(9,304)	92,426	13,443
Others (iii)	105,816	(85,240)	20,576	2,993
	2,321,481	(875,586)	1,445,895	210,297

Intangible assets	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Finite-lived intangible assets	428,005	1,445,895	210,297
Indefinite-lived intangible assets	—	232,298	33,786
Total	428,005	1,678,193	244,083

(i)Pursuant to the services agreement entered into between the Company and Baidu on March 15, 2010 (amended and restated on August 15, 2010 and December 6, 2011), Baidu provides traffic acquisition services to the Group over a ten year period. Due to Baidu’s acquisition of the Company in November 2012 and the Company’s election to apply pushdown accounting (Note 1), a favorable contract asset with a useful life of 7.3 years was recorded. In January 2018, the Company and Baidu agreed to terminate the traffic acquisition service contract in exchange for Baidu paying a fee of US$27,000 to the Company. The excess of the fee received by the Company over the book value of the recorded favorable contract asset, amounting to RMB104,200 (US$15,155), was accounted for as a deemed contribution from the controlling shareholder.

(ii)

Intellectual property rights include various rights the Company acquires either individually or in a bundle to broadcast, operate, publish, translate, distribute and/or adapt various forms of media, including but not limited to online games, literature and films.

(iii)

In February 2018, the Company entered into a share purchase agreement with Baidu, pursuant to which the Company will issue to Baidu an aggregate of 36,860,691 Class B ordinary shares. As consideration for the issuance of such shares and subject to the conditions set forth in the share purchase agreement, Baidu agreed to (i) undertake certain non-compete obligations towards the Company with respect to the online movie ticket and show ticket booking business of Baidu and its affiliates; (ii) direct user traffic related to such ticket business to the Company; (iii) provide the Company with technological support with respect to the Company’s ticket booking business; (iv) license certain trademarks and certain intellectual property rights to the Company; and (v) enter into a ticket business cooperation agreement with the Company, which has been signed concurrently. The transaction was closed on April 12, 2018 and accounted for as an asset acquisition, whereby intangible assets were recorded by the Company.

(iv)

The addition of intangible assets RMB707,000 is generated from the acquisition of Skymoons occurred on July 17, 2018 (Note 3), of which RMB366,000 was attributed to published mobile games with a useful life of two years, RMB101,000 attributable to technology with a useful life of five years and RMB240,000 attributable to mobile games in development. Once the mobile games in development achieve technological feasibility, they will be amortized over a maximum of four years. The carrying amount of mobile games in development with an indefinite useful life was RMB nil and RMB232,298 (US$33,786), as of December 31, 2017 and 2018, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

No impairment charges were recognized on intangible assets for the years ended December 31, 2016, 2017 and 2018, respectively.

Amortization expense was RMB102,242, RMB112,860 and RMB346,672 (US$50,421) for the years ended December 31, 2016, 2017 and 2018, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	540,975	78,682
Between 1 and 2 years	429,084	62,408
Between 2 and 3 years	300,768	43,745
Between 3 and 4 years	187,487	27,269
Between 4 and 5 years	71,394	10,384

10.	PRODUCED CONTENT, NET

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Released, less amortization	124,990	553,459	80,497
In production	1,310,349	3,003,091	436,782
In development	128,940	179,513	26,109
	1,564,279	3,736,063	543,388

Amortization expense was RMB574,530, RMB774,530 and RMB2,265,543 (US$329,510) for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group anticipates that 100% of the above “released” produced content as of December 12, 2018 will be amortized within the next three years.

11.	GOODWILL

Goodwill
RMB
Balance at December 31, 2017	3,276,107
Additions due to acquisitions	612,239
Balance at December 31, 2018	3,888,346
Balance at December 31, 2018, in US$	565,536

The addition of RMB612,239 is generated from the acquisition of Skymoons occurred on July 17, 2018 (Note 3) and other insignificant acquisitions that occurred during the year ended December 31, 2018.

The Group performed a quantitative assessment by estimating the fair value of the Group as a reporting unit based on an income approach for the year ended December 31, 2017, and based on the Company’s market capitalization for the year ended December 31, 2018. The fair value of the Group exceeded its carrying value as of December 31, 2017 and 2018, respectively, and therefore the Group’s goodwill was not impaired.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

12.	FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Computer equipment	1,519,261	2,057,218	299,210
Office building	589,543	588,685	85,621
Leasehold improvements	79,036	97,938	14,244
Office furniture and equipment	40,634	57,999	8,436
Others	9,729	12,957	1,884
	2,238,203	2,814,797	409,395
Less: Accumulated depreciation	(996,656)	(1,263,673)	(183,793)
Construction in progress	7,421	67,023	9,748
	1,248,968	1,618,147	235,350

No impairment charges were recognized on fixed assets for the years ended December 31, 2016, 2017 and 2018, respectively.

Depreciation expense was RMB306,495, RMB348,921 and RMB312,138 (US$45,399) for the years ended December 31, 2016, 2017 and 2018, respectively.

13.	LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2017 and 2018 amounted to RMB299,374 and RMB3,046,449 (US$443,088), respectively, which consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The repayment of all short-term loans are guaranteed by subsidiaries within the Group and either collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB574,557 (US$83,566) or collateralized by restricted cash balances totaling US$315,600 (equivalent to RMB2,169,908). The weighted average interest rate for the outstanding borrowings as of December 31, 2017 and 2018 was 4.42% and 4.47%, respectively. As of December 31, 2017 and 2018, the aggregate amounts of unused lines of credit for short-term loans were RMB190,000 and RMB781,042 (US$113,598), respectively.

Long-term Loans

In 2017, the Group entered into a three-year loan agreement with Bank of China, pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB299,000 for its general working capital purposes. In 2017, the Group drew down RMB299,000 with an interest rate of 4.47%, pursuant to the agreement, the principal shall be repaid by installments from 2017 to 2020. The repayment of the loan is guaranteed by a subsidiary of the Group and collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB574,557 (US$83,566). RMB5,000 and RMB10,000 (US$1,454) were repaid when it became due in 2017 and 2018, respectively. The amount repayable within the next twelve months are classified as “Long-term loan, current portion”.

Borrowings from third-party investors

In December 2018, certain supplier invoices selected by the Group totaling RMB525,279 (US$76,399) were factored to a financial institution (“the factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Group’s consolidated balance sheets. The factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the factored receivables, maturing in December 2019 and December 2020, were issued to third party investors with a stated interest of 5.0%-5.5% and raised total gross proceeds of RMB446,000 (US$64,868). The proceeds raised from issuance of the asset-backed debt securities were used by the financial institution to factor the supplier invoices. At the same time, the credit terms of the Group’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group consolidates the securitization vehicle as it is a VIE for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIE.

As a result of the series of transactions described above, the payment terms of the Group’s original trade payables were substantially modified and considered extinguished as the nature of the original liability has changed from that of a trade payable to loan borrowings from third-party investors. The proceeds from borrowings from third-party investors is a financing activity and reported as “Proceeds from long-term loan and borrowings from third party investors, net of issuance costs” on the consolidated statements of cash flows.

As of December 31, 2018, the outstanding borrowings from third-party investors was RMB443,889 (US$64,561) and the effective interest rate was 7.00%. RMB73,720 (US$10,722) of the loan is repayable within one year and is included in “Long-term loans, current portion” and the remaining balance of RMB370,169 (US$53,839) of the loan is included in non-current “Long-term loans” on the consolidated balance sheets.

As of December 31, 2018, aggregate loan principal payments on long-term loans and borrowings from third party investors are due according to the following schedule:

	As of December 31, 2018
	RMB	US$
within 1 year	83,720	12,177
between 1-2 year	644,169	93,690
	727,889	105,867

14.	CONVERTIBLE SENIOR NOTES

On December 4, 2018, the Company issued US$750 million convertible senior notes (the “Notes”). The Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the Notes is 37.1830 of the Company’s ADS per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$26.89 per ADS). Prior to June 1, 2023, the Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the Notes will be convertible at the option of the holders at any time until the close of the business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or portion of the Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As the conversion option may be settled in cash at the Company’s option, the Company separated the Notes into liability and equity components in accordance with ASC 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The difference between the principal amount of the Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the Notes to its face value on December 1, 2021, the put date of the Notes.

In connection with the issuance of the Notes, the Company purchased the capped call options on the Company’s ADS with certain counterparties at a price of US$67.5 million. The capped call exercise price is equal to the Notes’ initial conversion price and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

The cost of the capped call of US$67.5 million (equivalent to RMB464,825) was recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value be recorded.

The net proceeds from the issuance of the Notes were US$736.7 million (equivalent to RMB5,034,663), after deducting underwriting discounts and offering expenses of US$13.3 million (equivalent to RMB91,062) from the initial proceeds of US$750 million. Debt issuance costs were allocated to the liability and equity components using the same proportions as the proceeds from the Notes.

As of December 31, 2018, the principal amount of the liability component was RMB5,158.7 million (US$750.3 million), unamortized debt discount was RMB446.4 million (US$64.9 million), and net carrying amount of the liability component was RMB4,712.3 million (US$685.4 million). The carrying amount of the equity component was RMB361.6 million (US$52.6 million). The liability component will be accreted up to the principal amount of US$750 million over a remaining period of 2.92 years.

15.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise” (“SE”) is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The SE is subject to relevant governmental authorities’ annual assessment based on self-assessment supporting documents filed with the tax authorities each year.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Certain PRC subsidiaries and VIEs, including Beijing QIYI Century, Shanghai Zhong Yuan, Tianjin Skymoons and Beijing iQIYI are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2019, 2020 or 2021. Chengdu Skymoons, qualified as SEs, is entitled to an exemption from the enterprise income tax for two years beginning from 2014, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a “SE” is subject to annual evaluation by the relevant authorities in China.

The other PRC subsidiaries and consolidated VIEs and VIE’s subsidiaries are subject to the 25% EIT rate.

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which has an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group’s loss before income taxes consists of:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Non-PRC	(23,273)	99,787	(670,529)	(97,524)
PRC	(3,037,661)	(3,844,284)	(8,311,901)	(1,208,915)
	(3,060,934)	(3,744,497)	(8,982,430)	(1,306,439)

Income tax expense/(benefit) for the years ended December 31, 2016, 2017 and 2018 consists of:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Current income tax expense	12,610	4,649	123,887	18,018
Deferred income tax expense/(benefit)	478	(12,214)	(45,086)	(6,557)
	13,088	(7,565)	78,801	11,461

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(765,234)	(936,124)	(2,245,608)	(326,610)
Effect of differing tax rates in different jurisdictions	5,248	(35,888)	172,111	25,033
Non-deductible expenses	69,065	171,784	380,327	55,316
Deemed income	230,891	—	—	—
Research and development super-deduction	(10,746)	(10,746)	(40,466)	(5,886)
Effect of PRC preferential tax rates and tax holiday	179,266	320,114	709,165	103,144
Other adjustments	17,025	10,393	(51,451)	(7,483)
Change in valuation allowance	287,573	472,902	1,154,723	167,947
Income tax expense/(benefit)	13,088	(7,565)	78,801	11,461

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and others	40,808	39,933	5,808
Bad debt provision	5,110	26,222	3,814
Net operating losses carried forward	512,297	666,887	96,995
Recorded cost relating to capitalized assets	910,153	1,976,584	287,482
Fixed assets depreciation	12,172	14,784	2,150
Valuation allowance	(1,446,445)	(2,620,045)	(381,070)
Deferred tax assets, net	34,095	104,365	15,179
Deferred tax liabilities:
Long-lived assets arising from acquisitions	24,970	176,897	25,729

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets, net	11,380	23,873	3,472
Deferred tax liabilities	2,255	96,405	14,022

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2017 and 2018, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2017 and 2018, the Group had net operating losses of RMB3,191,546 and RMB4,055,310 (US$589,820) deriving from entities in the PRC per income tax returns filed, which can be carried forward to offset future taxable income. The net operating losses of entities not qualified as HNTEs will expire between 2019 and 2023 if not utilized, and further to 2028 for qualified HNTEs according to the public announcement made by the State Administration of Taxation in China in August 2018.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of the years ended December 31, 2016, 2017 and 2018, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2016, 2017 and 2018. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2013 through 2018 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

16.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries and its VIEs in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB251,536, RMB371,622 and RMB544,965 (US$79,262) for the years ended December 31, 2016, 2017 and 2018, respectively.

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

The Group’s lease agreements are entered into with third parties and usually have a renewal option with an advance notice period of one to twelve months, and no restrictions or contingent rents. For lease agreements with escalated rental payments, they are recognized on a straight-line basis over the lease term.

Total office rental expenses under all operating leases were RMB85,527, RMB106,740 and RMB134,634 (US$19,582) for the years ended December 31, 2016, 2017 and 2018, respectively. Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2018:

	RMB	US$
2019	184,414	26,822
2020	76,714	11,158
2021	63,130	9,182
2022	52,067	7,573
2023 and thereafter	65,662	9,549
	441,987	64,284

Future minimum payments under non-cancelable operating leases for internet data center facilities and future minimum commitments for bandwidth usage consist of the following as of December 31, 2018:

	RMB	US$
2019	596,473	86,753
2020	58,279	8,476
2021	36,658	5,333
2022	25,770	3,748
2023 and thereafter	25,770	3,748
	742,950	108,058

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2018:

	RMB	US$
2019	8,833,819	1,284,826
2020	6,977,406	1,014,822
2021	4,791,960	696,962
2022	979,546	142,469
2023 and thereafter	1,993,291	289,911
	23,576,022	3,428,990

Capital commitment

The Group has commitments for the purchase of fixed assets of RMB101,626 (US$14,781) at December 31, 2018, which are scheduled to be paid within one year.

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2018. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB19,067 (US$2,773) in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2018 and recognized losses of RMB16,259 (US$2,365) for the year ended December 31, 2018.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of December 31, 2018, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after December 31, 2018, but related to cases arising on or before December 31, 2018. The Group is in the process of appealing certain judgments for which losses have been accrued.

18.	ORDINARY SHARES

On February 2, 2018, the Company issued 7,500,251 ordinary shares to Cannes Ventures Limited pursuant to the exercise of certain options.

Upon completion of the Company’s IPO on April 3, 2018, 1,231,841,032 Class A ordinary shares and 2,496,982,468 Class B ordinary shares were issued upon conversion of all redeemable convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 100,000,000,000 shares comprising of (i) 94,000,000,000 Class A ordinary shares; (ii) 5,000,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.00001 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

Upon completion of the Company’s IPO, 875,000,000 Class A ordinary shares (125,000,000 ADS equivalent) were issued on April 3, 2018, and 67,525,675 Class A ordinary shares (9,646,525 ADS equivalent) were issued on April 30, 2018 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

On April 12, 2018, the Company issued 36,860,691 Class B ordinary shares pursuant to a share purchase agreement with Baidu to acquire certain intangible assets relating to an online movie ticket and show ticket booking business.

On September 24, 2018, 399,083,573 Class A ordinary shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the 2010 Equity Incentive Plan and the 2017 Incentive Plan. As of December 31, 2018, 381,524,626 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

As of December 31, 2018, there were 2,199,425,905 and 2,876,391,396 Class A and Class B ordinary shares outstanding and no preferred shares issued and outstanding.

19.	PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

The Company’s subsidiaries, VIEs and the VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s WFOE, its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP.

Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2017 and 2018, no reserves were made to non-distributable reserve funds by the Company as its PRC subsidiaries, VIEs and VIEs’ subsidiaries were in an accumulated deficit position.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2018. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB12,331,217 (US$1,793,501) as of December 31, 2018.

20.	(LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted (loss)/earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. The effects of all outstanding redeemable convertible preferred shares and share options were excluded from the computation of diluted loss per share for the year ended December 31 2016, as their effects would be anti-dilutive. The effect of the convertible notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the year ended December 31, 2017, as its effect would be anti-dilutive. Upon completion of the Company’s IPO on April 3, 2018, all redeemable convertible preferred shares were converted into 1,231,841,032 Class A ordinary shares and 2,496,982,468 Class B ordinary shares. The effect of convertible senior notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the year ended December 31, 2018, as its effect would be anti-dilutive.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic (loss)/earnings per share for the years ended December 31, 2016 and 2017 and basic and diluted loss per Class A and Class B ordinary share for the year ended December 31, 2018 are calculated as follows:

	Year ended December 31,
	2016	2017	2018		2018
	Ordinary shares	Ordinary shares	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
Basic net (loss)/earnings per share calculation:
Numerator:
Net loss attributable to iQIYI, Inc.	(3,074,022)	(3,736,932)	(3,841,616)	(558,740)	(5,268,160)	(766,221)
Extinguishment and reissuance of Series B preferred shares	—	(363,279)	—	—	—	—
Accretion of redeemable convertible preferred shares	(4,874,739)	5,073,140	(126,085)	(18,338)	(172,905)	(25,148)
Allocation of net income attributable to preferred shareholders	—	(870,166)	—	—	—	—
Numerator for computing basic net (loss)/earnings per share	(7,948,761)	102,763	(3,967,701)	(577,078)	(5,441,065)	(791,369)
Denominator:
Weighted average number of ordinary shares outstanding	342,548,237	342,548,237	1,631,116,600	1,631,116,600	2,236,815,186	2,236,815,186
Basic net (loss)/earnings per share	(23.20)	0.30	(2.43)	(0.35)	(2.43)	(0.35)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Diluted loss per share for the years ended December 31, 2016 and 2017 and diluted loss per Class A and Class B ordinary share for the year ended December 31, 2018 are calculated as follows:

	Year ended December 31,
	2016	2017	2018		2018
	Ordinary shares	Ordinary shares	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
Diluted net loss per share calculation:
Numerator:
Numerator for computing basic net (loss)/earnings per share	(7,948,761)	102,763	(3,967,701)	(577,078)	(5,441,065)	(791,369)
Add: Extinguishment and reissuance of Series B preferred shares	—	363,279	—	—	—	—
Deduct: Accretion of redeemable convertible preferred shares	—	(5,073,140)	—	—	—	—
Add: Allocation of net income attributable to preferred shareholders	—	870,166	—	—	—	—
Numerator for computing diluted net loss per share	(7,948,761)	(3,736,932)	(3,967,701)	(577,078)	(5,441,065)	(791,369)
Denominator:
Weighted average number of ordinary shares outstanding	342,548,237	342,548,237	1,631,116,600	1,631,116,600	2,236,815,186	2,236,815,186
Conversion of redeemable convertible preferred shares to ordinary shares	—	2,900,599,024	—	—	—	—
Weighted average number of shares used in calculating diluted net loss per share	342,548,237	3,243,147,261	1,631,116,600	1,631,116,600	2,236,815,186	2,236,815,186
Diluted net loss per share	(23.20)	(1.15)	(2.43)	(0.35)	(2.43)	(0.35)

21.	SHARE-BASED COMPENSATION

2010 Equity Incentive Plan

On October 18, 2010, the Company adopted its 2010 Equity Incentive Plan (the “2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants of the Company. Under the plan, a total of 58,875,478 ordinary shares were initially reserved for issuance. The 2010 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. Any unvested portion of the options will be forfeited upon the termination of the grantee’s service for any reason. In the event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will also be forfeited upon such termination. On November 3, 2014, the shareholders and Board of Directors of the Company approved a resolution to increase the share option pool under the 2010 Plan to 225,063,170 ordinary shares. On August 6, 2016, the shareholders and Board of Directors of the Company approved a resolution to further increase the share option pool under the 2010 Plan to 589,729,714 ordinary shares.

The Company has only granted share options under the 2010 Plan to its employees and directors. All options granted vest over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a quarterly basis thereafter.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the summary of employee option activity under the Company’s 2010 Plan:

	Options Outstanding	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding, December 31, 2017	306,266,366	0.45
Granted	112,846,527	0.51
Forfeited	(13,474,664)	0.51
Exercised	(25,059,198)	0.42
Outstanding, December 31, 2018	380,579,031	0.47	9.10	630,117
Vested and expected to vest as of December 31, 2018	382,422,243	0.46	7.14	635,384
Exercisable as of December 31, 2018	184,247,256	0.42	5.88	313,551

As of December 31, 2018, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share options granted to the Group’s employees and directors was RMB1,421,344 (US$206,726). Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.03 years and may be adjusted for future changes in estimated forfeitures.

The weighted average grant date fair value of the share options were US$0.33, US$0.44 and US$2.19 for the years ended December 31, 2016, 2017 and 2018, respectively. The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 were RMB61,993, RMB116,811 and RMB267,599 (US$38,921), respectively. Total intrinsic value of options exercised for the year ended December 31, 2018 was RMB282,212 (US$41,046).

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third party valuation firm. The assumptions used to value the share options granted to employees were as follows:

	Year Ended December 31,
	2016	2017	2018
Fair value of ordinary shares (US$)	0.82	0.89	2.57~3.84
Risk-free interest rate (%)	2.27	2.27	2.86~3.08
Expected volatility (%)	43.4	43.4	41.3~42.1
Expected dividend yield	—	—	—
Expected exercise multiple	2.3	2.3	2.3

Prior to the Company’s IPO, the estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third party valuation firm. Upon the completion of IPO, the estimated fair value of the Company’s ordinary shares was based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

2017 Share Incentive Plan

On November 30, 2017, the Company adopted its 2017 Share Incentive Plan (the “2017 Plan”). Under the 2017 Plan, the Company is authorized to grant options, restricted shares and restricted share units to members of the board, employees, consultants and other individuals for which the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares. The 2017 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there are no other vesting conditions for all the awards issued under the 2017 Plan. Any unvested portion of the

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

options will be forfeited either (i) upon the termination of the grantee’s service for any reason; or (ii) upon the grantee’s scope of service no longer being involved in the business of the Company. In the event the grantee’s service is terminated for cause or takes place prior to an IPO other than death or permanent disability, the vested portion of the options will also be forfeited upon such termination.

In December 2017, the Company granted 720,000 restricted share units under the 2017 Plan to non-employees. All restricted shares vest over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a quarterly basis thereafter.

The total fair value of the restricted shares vested during the years ended December 31, 2016, 2017 and 2018 was nil, nil, and RMB455 (US$66), respectively. The weighted average grant date fair value of the restricted share units was nil, US$1.92 and nil for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, there was RMB6,983 (US$1,016) unrecognized share-based compensation cost related to restricted shares, which will be recognized over a weighted-average vesting period of 2.96 years.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cost of revenues	9,479	34,895	83,351	12,123
Selling, general and administrative	30,447	130,994	368,598	53,610
Research and development	22,466	67,535	104,262	15,164
	62,392	233,424	556,211	80,897

22.	RELATED PARTY TRANSACTIONS
a)	The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”) Others	Controlling shareholder of the Company Equity investees

Xiaomi Group ceased to be a principal owner of the Company under ASC topic 850, Related Party Disclosures on October 26, 2017, hence the related party transactions with Xiaomi Group for the year ended December 31, 2017 includes transactions that occurred from January 1, 2017 to October 26, 2017.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

b)	The Group had the following related party transactions with the major related parties:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Membership services
Membership services revenue earned from memberships sold to Baidu Group	3,119	4,185	19,855	2,888
Membership services revenue earned from memberships sold by Xiaomi Group	26,794	81,450	—	—
Membership services revenue earned from memberships sold by Others	—	—	126	18
Online advertising revenues
Advertising services provided to Baidu Group	116,029	18,337	189,461	27,556
Advertising services provided to Xiaomi Group	60,751	9,249	—	—
Advertising services provided to Others	—	—	13,347	1,941
Content distribution revenues
Content licensed to an equity investee	—	—	88,457	12,866
Other revenues
Other services provided to Baidu Group	6,602	58,529	29,296	4,261
Other services provided to Xiaomi Group	7,132	4,625	—	—
Others	—	5,157	—	—
Interest income
Loan due from equity investees	—	—	2,202	320
	220,427	181,532	342,744	49,850
Cost of revenues
License fees to Baidu Group	5,554	8,315	8,923	1,298
Bandwidth fee to Baidu Group	—	88,945	601,065	87,421
Traffic acquisition and other services provided by Baidu Group (i)	—	—	126,644	18,420
Commissions to Xiaomi Group	18,108	42,565	—	—
Others (iii)	—	1,817	52,484	7,633
Selling, general and administrative
Advertising services provided by Baidu Group	44,287	36,074	10,844	1,577
Traffic acquisition service provided by Baidu Group (ii)	29,932	29,932	—	—
Advertising services provided by Xiaomi Group	44,010	82,773	—	—
Others	—	139	822	120
Research and development
Cloud services provided by Baidu Group	871	2,833	5,114	744
Interest expenses
Loan due to Baidu Group	106,731	168,154	—	—
	249,493	461,547	805,896	117,213

(i)

As disclosed in Note 9, on April 12, 2018, the Company issued to Baidu an aggregate of 36,860,691 Class B ordinary shares pursuant to a share purchase agreement with Baidu entered into in February 2018, in exchange for Baidu providing traffic acquisition and other services in relation with ticket booking service, which was recorded as intangible assets. For the year ended December 31, 2018, RMB126,644(US$18,420) was recognized as cost of revenues.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(ii)

As disclosed in Note 9, the services agreement whereby Baidu Group provides traffic acquisition services was recorded as a favorable contract asset and RMB29,932, RMB29,932, and RMB nil (US$ nil) was recognized as selling, general and administrative expense for the years ended December 31, 2016, 2017 and 2018, respectively. In January 2018, the Company and Baidu agreed to terminate the traffic acquisition service contract in exchange for Baidu paying a fee of US$27,000 to the Company. The excess of the fee received by the Company over the book value of the recorded favorable contract asset was accounted for as a deemed contribution from the controlling shareholder, amounting to RMB104,200 (US$15,155).

(iii)

The Group entered into a one year revenue sharing arrangement with one equity investee of RMB100,000 (US$14,544) in the year ended December 31, 2018. RMBnil, RMBnil, and RMB32,642 (US$4,748) was recognized as cost of revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

c)	The Group had the following related party balances with the major related parties:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Amounts due from related parties:
Due from Baidu Group (i)	9,979	102,960	14,975
Loans receivable from Others (ii)	—	103,980	15,123
Due from Others (iii)	—	127,570	18,554
	9,979	334,510	48,652

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Amounts due to related parties:
Loans due to Baidu Group (iv)	50,000	700,000	101,811
Due to Baidu Group (v)	77,628	421,942	61,369
Deferred revenue in relation to services to be provided to equity investee (vi)	—	726,155	105,615
Due to Others	2,471	125,663	18,277
	130,099	1,973,760	287,072

(i)	The balance mainly represents amounts due from Baidu Group for advertising and other services.
(ii)	The balance mainly represents loans provided to the Group’s equity investees with an interest rate of 5% that will mature in 2019.
(iii)	The balance mainly represents amounts due from or paid in advance to its equity investees for content distribution service .
(iv)

As of December 31, 2017 and 2018, the total outstanding balance represents an interest-free loan of RMB50,000, which is due on demand and the remaining outstanding balance as of December 31, 2018 is an interest-free loan of RMB650,000 (US94,539) provided by Baidu in January 2018 that will mature in January 2023. In April 2017, the Group borrowed a RMB denominated loan of RMB2,220,000 with an interest rate of 3.92% from Baidu Group, which was fully repaid in December 2017.

(v)	The balance as of December 31, 2017 and 2018, represents accrued expenses for bandwidth and cloud services provided by Baidu Group.
(vi)

The balance as of December 31, 2018 mainly represents deferred revenue in relation to content distribution, licenses of intellectual property and traffic support services to be provided to one of the Group’s equity investees.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

23.	FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2017 and 2018 and non-recurring fair value measurements as of December 31, 2017 and 2018:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2017:
Short-term investments
Available-for-sale debt securities		779,916

As of December 31, 2018:
Short-term investments
Available-for-sale debt securities		6,061,832
Prepayment and other assets
Option to purchase equity interests of a listed company			5,866
Accrued expenses and other liabilities
Contingent consideration liability			11,081
Convertible senior notes			4,922,514

Non-recurring
As of December 31, 2017:
Long-term investments			—	(32,938)
Produced content, net			4,482	(36,918)
As of December 31, 2018:
Equity investments at fair value without readily determinable fair value			356,839	189,639	27,582

Recurring

As of December 31, 2018, the Group estimated the fair value of available-for-sale debt securities using the income approach, based on quoted market interest rates of similar instruments.

The Group utilized the Black-Scholes option pricing model to determine the fair value of the option granted to the Group to purchase equity interests of a listed company, with the assistance of an independent third party valuation firm. Estimates of the volatility for the option pricing model were based on the average annualized standard deviation of the historical stock prices of the listed company for the past 24 months. The estimated expected life of the option was based on the estimated time to exercise, which was determined to be two years. The risk-free interest rate was based on the U.S. treasury yield for a term consistent with the estimated expected life.

The contingent consideration liability for the acquisition of Skymoons (Note 3) is classified within Level 3 as the fair value is measured based on inputs linked to the achievement of the Performance Targets that are unobservable in the market.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets, and presents the fair value for required disclosure purposes only. The Company classified the fair value of the Notes as Level 3 within the fair value hierarchy due to the lack of observable market data and activity. For further information on the convertible senior notes see Note 14.

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2018:

	Option to purchase equity interests of a listed company	Contingent consideration liability
	RMB	RMB
Balance as of December 31, 2017	—	—
Recognized during the year	18,527	10,737
Unrealized losses	(12,661)	344
Balance as of December 31, 2018	5,866	11,081
Balance as of December 31, 2018 in US$	853	1,612

Unrealized losses in the option to purchase equity interests of a listed company and the contingent consideration liability were recorded as “Other income, net”, in the consolidated statements of comprehensive loss.

Non-recurring

The Group measures certain financial assets, including the investments under cost method on and before 2017 and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the pricing of recent rounds of financing, future cash flow forecasts and liquidity factors. For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative starting in 2018, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair value of these investments were categorized as Level 3 in the fair value hierarchy.

As of December 31, 2017, a cost method investment and an equity method investment were written down from its carrying value to fair value of nil, which were measured using significant unobservable inputs (Level 3). In addition, as of December 31, 2017, certain produced content was written down to fair value, which was based on estimates of the most likely future cash inflows the Group is entitled to, less the cash outflows necessary to generate those cash inflows, if any. The Group did not recognize any impairment charges for the year ended December 31, 2018.

24.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

On March 15, 2010, the Company issued 200,000,000 Series A preferred shares to Providence Equity Partners VI International L.P. (“Providence Equity Partners”) at US$0.25 per share for a total cash consideration of US$50,000.

On March 17, 2010, the Company issued 6,064,174 Series A-1 preferred shares to Cannes Ventures Limited (formally known as Dragon Ventures Limited), an entity wholly-owned by Dr. Yu Gong (“Founder of Qiyi”) at US$0.16 per share for a total cash consideration of US$1,000.

On August 15, 2011, the Company issued 123,103,264 Series B preferred shares to Providence Equity Partners, Indus Asia Pacific Master Fund, Ltd., Indus Japan Master Fund, Ltd., Indus Pacific Opportunities Master Fund, Ltd., Omaha Capital China Master Fund II, L.P. and Omaha Capital Principals Limited at US$0.93 per share for a total cash consideration of US$115,000.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

On November 2, 2012, pursuant to a share purchase agreement, Baidu purchased 200,000,000 Series A preferred shares and 58,875,477 Series B preferred shares from Providence Equity Partners for a total cash consideration of US$136,500. Furthermore, on January 22, 2013, pursuant to another share purchase agreement, Baidu purchased 16,056,942 Series B preferred shares from the Indus Asia Pacific Master Fund, Ltd., Indus Japan Master Fund, Ltd., Indus Pacific Opportunities Master Fund, Ltd., Omaha Capital China Master Fund II, L.P. and Omaha Capital Principals Limited, for a total cash consideration of US$15,000.

On May 23, 2013, the Company issued 302,891,196 Series C preferred shares to Baidu at US$0.37 per share through conversion of the convertible promissory notes totaling US$107,619 issued by the Company to Baidu.

On May 24, 2013, the Company issued 848,682,647 Series D preferred shares to Baidu at US$0.42 per share for a total cash consideration of US$359,300.

On September 18, 2014, the Company issued 686,646,383 Series E preferred shares to Baidu at US$0.42 per share for a total cash consideration of US$290,700.

On November 11, 2014, the Company issued 546,999,817 Series F preferred shares to Baidu, Prominent TMT Limited and Xiaomi Ventures Limited (“Xiaomi”) at US$0.73 per share for a total cash consideration of $400,000.

On January 25, 2017, the Company issued US$1,530,000 of convertible notes (the “Notes”) in a private placement, of which US$300,000 was purchased by Baidu and the remaining US$1,230,000 was purchased by external investors. The Notes bear interest at a coupon rate of 1.50% per annum with a maturity date of January 25, 2018, and can be converted into redeemable convertible preferred shares in a qualified financing or at the Company’s election. The conversion option did not meet the definition of a derivative under ASC 815. On October 26, 2017, all outstanding Notes were converted to 215,484,776 Series G1 preferred shares and 798,951,243 Series G2 preferred shares at a conversion price of US$1.51 per share (collectively, the “Series G preferred shares”).

On December 6, 2017, Baidu waived their right to adjust the conversion price of the Series B preferred shares. According to the Company’s Seventh Amended and Restated Memorandum and Articles of Association, when there is a subsequent issuance of preferred shares at an issuance price less than any previously issued preferred shares, the effective conversion price of the previously issued preferred shares are adjusted downward based on a pre-determined formula. Therefore, as the issuance price of the Series B preferred shares was higher than the respective issuance prices of the Series C preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares, the effective conversion price for the Series B preferred shares was adjusted when the respective preferred shares were issued. As a result of the waiver, the conversion price of the Series B preferred shares was adjusted back to the initial conversion price of US$0.93 per share.

The key terms of the Series A preferred shares, Series A-1 preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares, and Series G preferred shares (collectively the “Preferred Shares”) are summarized below:

Dividends

No cash dividend should be paid on or declared and set aside for any ordinary share during any fiscal year unless and until a dividend in like amount has been paid on or declared and set aside for each outstanding preferred share, on an as if converted basis.

In the event a dividend is declared payable in securities of other parties, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, the holders of the Preferred Shares shall be entitled to a proportionate share of any such dividend on an as if converted basis.

In the event that dividends are declared immediately prior to, and in the event of, a conversion of the Preferred Shares, the Company will pay the full amount of any such dividends in cash to the applicable holders of the Preferred Shares subject to such conversion.

For the periods presented, no dividends were declared by the Company’s Board of Directors on the Preferred Shares.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Voting Rights

Each preferred shareholder (excluding the Series G2 preferred shares) is entitled to the number of votes equal to the number of ordinary shares into which such holder’s preferred shares could be converted. Unless otherwise disclosed elsewhere, preferred shareholders will vote together with ordinary shareholders, and not as a separate class or series, on all matters put before the shareholders. Prior to an IPO, the Series G2 preferred shares are non-voting shares and do not entitle the Series G2 preferred shares to vote unless Baidu ceases to be the largest shareholder of the Company.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined in the preferred shares agreements, the assets or surplus funds of the Company available for distribution will be distributed as follows:

•

Prior to and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Series A-1 preferred shares or the ordinary shares or any other class or series of shares by reason of their ownership of such shares, the holders of the Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares and Series G preferred shares (“Series Preferred Shares”), ranking pari passu therewith, will be entitled to, in each case, as applicable, receive the amount equal to the greater of: (i) 150% of the original issue price for each Series A preferred share, Series B preferred share, Series C preferred share, Series D preferred share, Series E preferred share and Series F preferred share and 100% of the original issue price for each Series G preferred share then held by the preferred shareholders and in addition, an amount equal to all declared but unpaid dividends on such preferred shares; and (ii) such amount per share as would have been payable had all Preferred Shares been converted into ordinary shares immediately prior to such deemed liquidation event (“Series Preferred Liquidation Preference Amount”).

•

If upon the occurrence of a deemed liquidation event, the assets and funds thus distributed among the holders of the Series Preferred Shares are insufficient to permit the payment to such holders of the applicable full Series Preferred Liquidation Preference Amount, then the assets and funds of the Company legally available for distribution will be first distributed ratably among the Series F preferred shareholders in proportion to the Series F liquidation preference amount that each such holder is otherwise entitled to receive. To the extent that the Company has remaining assets and funds after distribution to Series F preferred shareholders pursuant to the preceding sentence, then the assets and funds of the Company legally available for distribution will be distributed ratably and pari passu, with neither having priority over the other, among the holders of the Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares (“Existing Series Preferred Shares”) in proportion to the Series Preferred Liquidation Preference Amount each such holder is otherwise entitled to receive.

•

After payment has been made to holders of the Series Preferred Shares of the applicable full Series Preferred Liquidation Preference Amount, prior and in preference to any distribution of any of the remaining assets or surplus funds of the Company to the holders of the ordinary shares or any other class or series of shares by reason of their ownership of such shares, the holders of the Series A-1 preferred shares will be entitled to receive the amount equal to the greater of (i) 100% of the Series A-1 original issue price for each such series A-1 preferred shares then held by them and, in addition, an amount equal to all declared but unpaid dividends on such series A-1 preferred share, or (ii) such amount per share as would have been payable had all Preferred Shares been converted into ordinary shares immediately prior to such deemed liquidation event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series A-1 Liquidation Preference Amount”). If upon the occurrence of a deemed liquidation event, the assets and funds thus distributed among the holders of the series A-1 preferred shares are insufficient to permit the payment to such holders of the full Series A-1 Liquidation Preference Amount, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of the Series A-1 preferred shares in proportion to the Series A-1 Liquidation Preference Amount that each such holder is otherwise entitled to receive.

After payment is made to the holders of the Preferred Shares in accordance with the above, the remaining assets and funds of the Company available for distribution to ordinary shareholders, if any, will be distributed on a pro rata basis, based upon the number of ordinary shares held by each such holder.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Conversion rights

Each holder of the Preferred Shares (excluding the Series G2 preferred shares) has the right, at each holder’s sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares. The Series G2 preferred shares are not convertible into Ordinary Shares prior to an IPO unless Baidu ceases to be the largest shareholder of the Company, at which time the Series G2 preferred shares has the right, at each holders’ sole discretion, to convert at any time and from time to time, all or any portion of the Series G2 preferred shares into ordinary shares. The initial conversion price is the stated issuance price for each series of preferred shares. The initial conversion ratio is on a one for one basis and subject to adjustments in the event that the Company issues additional ordinary shares through options or convertible instruments for a consideration per share received by the Company less than the original respective conversion prices, as the case may be, in effect on the date of and immediately prior to such issue. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula. The above conversion prices are also subject to adjustments on a proportional basis upon other dilution events.

The Preferred Shares are automatically converted into ordinary shares upon the earlier of (1) immediately prior to and conditioned upon the closing of an IPO; or (2) election in writing by the holders of at least two-thirds of the then outstanding Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares, voting as a class; or (3) with respect to the Series F preferred shares, at the date and time as determined by each holder of the Series F preferred shares; or (4) with respect to the Series G preferred shares, election in writing by the holders of at least two-thirds of the outstanding Series G1 preferred shares.

Registration Rights

The Preferred Shares also contain registration rights which: (1) allow the holders of the Preferred Shares to demand the Company to file a registration statement covering the offer and sale of the ordinary shares issuable or issued upon conversion of the Preferred Shares at any time or from time to time after the earlier of (i) the fourth anniversary after the closing of the Series G preferred shares and (ii) the 180th day following the closing of an IPO; (2) require the Company to offer preferred shareholders an opportunity to include in a registration if the Company proposes to file a registration statement for a public offering of other securities; and (3) allow the preferred shareholders to request the Company to file a registration on Form F-3 when the Company is eligible to use Form F-3. The Company is required to use its best efforts to effect the registration if requested by the preferred shareholders, but there is no requirement to pay any monetary or non-monetary consideration for non-performance. The registration rights will terminate on the later of: (i) the date that is four years from the date of closing of an IPO, (ii) the date that is eight years from the date of closing of the Series G preferred shares, and (ii) with respect to any security holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any three month period.

Redemption

Existing Series Preferred Shares are redeemable at the holders’ option on December 31, 2016 and may become redeemable at the holders’ option if the following event is triggered:

•

The occurrence of an Adverse Legal Development, as determined by either the Board of Directors or the holders of at least a majority of the then outstanding Existing Series Preferred Shares and the Company is unable to restructure the ownership of the Company to comply with the PRC laws within six months following the occurrence of an Adverse Legal Development. An Adverse Legal Development is defined as any changes to PRC laws which results in the ownership of the Company or any of its operating subsidiaries in the PRC or any of the VIE Contractual Arrangements to become (i) unlawful or subject to material conditions or restrictions which materially impair the economic benefits that the Company expects to derive or (ii) impairs the industry in which the operating subsidiaries in the PRC and VIEs operate.

With respect to the Series F preferred shares, they are redeemable at the holders’ option on November 11, 2018 and may become redeemable upon the occurrence of an Adverse Legal Development.

With respect to the Series G preferred shares, they are redeemable at the holders’ option if an IPO does not occur five years after the Series G preferred shares are first issued.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Prior to the issuance of the Series G preferred shares, upon the Company’s receipt of a written redemption notice from (i) the holders of at least two-thirds of the then outstanding Existing Series Preferred Shares, voting together as a single class on an as-converted basis; or (ii) any holder of Series F preferred shares, the Company will redeem, on a pari passu basis, at a redemption price for each Series Preferred Shares (excluding the Series G preferred shares) equal to the greater of:

•	each Series Preferred Shares’ (excluding the Series G preferred shares) original issue price x (115%)N; and

•

the then current fair market value of such Series Preferred Shares (excluding the Series G preferred shares, as determined in good faith by the Board of Directors) on the date of the redemption notice, including all declared but unpaid dividends thereon up to the redemption date.

N = a fraction the numerator of which is the number of calendar days between the date on which any Series Preferred Shares (excluding the Series G preferred shares), as the case may be, are first issued and the redemption date and the denominator of which is 365, minus all dividends paid in cash thereon plus all declared but unpaid dividends thereon, each up to the redemption date.

Upon the issuance of the Series G preferred shares, the redemption price of the Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares, and Series F preferred shares were modified to be the same as the Series G preferred shares, which is equal to each preferred share’s original issue price x (108%)N, where N = a fraction the numerator of which is the number of calendar days between the date on which any preferred share, as the case may be, are first issued and the redemption date and the denominator of which is 365, minus all dividends paid in cash thereon plus all declared but unpaid dividends thereon, each up to the redemption date.

Accounting for Preferred Shares

The Series Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company while the Series A-1 preferred shares are also classified as mezzanine equity as they may be redeemed upon a deemed liquidation event. The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host equity instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of the Preferred Shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no embedded derivatives that are required to be bifurcated.

Beneficial conversion features (“BCF”) exist when the conversion price of the preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of preferred shares. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. On the commitment date of the Series A preferred shares, Series A-1 preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares and Series G preferred shares, the most favorable conversion price used to measure the beneficial conversion feature were US$0.25, US$0.16, US$0.93, US$0.37, US$0.42, US$0.42, US$0.73 and US$1.51, respectively. No beneficial conversion feature was recognized for the Series A preferred shares, Series A-1 preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares and Series G preferred shares as the fair value per ordinary share at the commitment date were US$0.12, US$0.12, US$0.39, US$0.25, US$0.25, US$0.33, US$0.59 and US$0.89, respectively, which was less than the most favorable conversion price. The Company determined the fair value of ordinary shares with the assistance of an independent third party valuation firm.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF was recognized for any of the Preferred Shares for the years ended December 31, 2016 and 2017, respectively.

As the Preferred Shares will become redeemable solely based on the passage of time should the contingent events not occur, the Company elected to recognize changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Series Preferred Shares using the interest method.

On December 31, 2016, the Existing Series Preferred Shares were currently redeemable and the carrying amounts were adjusted to its maximum redemption amount.

When the convertible notes were converted into Series G preferred shares in October 2017, the redemption price of the Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares were modified to be the same as the Series G preferred shares. A negative accretion of RMB5,073,140 was recorded as an increase to the net income attributable to ordinary shareholders for the year ended December 31, 2017 as a result of the change in redemption price. Series F preferred shares are not currently redeemable and this change in redemption price was considered a change in accounting estimate in accordance with ASC 480-10-S99-3A paragraph 15(a) and a new effective interest rate was determined and prospectively applied to accrete the carrying amount of the Series F preferred shares to the future expected contractual cash flows (the new redemption amount). The amendments to the Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares as a result of the issuance of Series G preferred shares is accounted for as a modification as the fair value of each related series of preferred share immediately after the amendment is not significantly different from its fair value immediately before the amendment.

With the assistance of an independent third party valuation firm, the Company determined that the change in fair value of a Series B preferred share immediately before and after the December 2017 amendment exceeded 10% and the modification of the Series B preferred shares was accounted for as an extinguishment. The RMB363,279 difference between the fair value of the Series B preferred shares based on the amended terms and the carrying amount of the Series B preferred shares is recorded as a decrease to net income attributable to ordinary shareholders for the year ended December 31, 2017.

Upon completion of the Company’s IPO on April 3, 2018, all redeemable convertible preferred shares were converted into ordinary shares (Note 18).

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

25.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gain on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2015	161,137	—	161,137
Net current-period other comprehensive income	195,255	2,978	198,233
Balance at December 31, 2016	356,392	2,978	359,370
Other comprehensive (loss)/income before reclassification	(264,774)	52,744	(212,030)
Amounts reclassified from accumulated other comprehensive income	—	(54,214)	(54,214)
Net current-period other comprehensive loss	(264,774)	(1,470)	(266,244)
Other comprehensive loss attributable to noncontrolling interests	—	—	—
Balance at December 31, 2017	91,618	1,508	93,126
Other comprehensive income before reclassification	1,787,553	58,335	1,845,888
Amounts reclassified from accumulated other comprehensive income	—	(59,024)	(59,024)
Net current-period other comprehensive income/(loss)	1,787,553	(689)	1,786,864
Other comprehensive income attributable to noncontrolling interests	—	(44)	(44)
Balance at December 31, 2018	1,879,171	775	1,879,946
Balance at December 31, 2018 in US$	273,314	113	273,427

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

The following table sets forth the tax effect allocated to each component of other comprehensive income for the year ended December 31, 2018:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Unrealized gains on available-for-sale debt securities
Other comprehensive income before reclassification	—	—	(1,499)	(218)
Amounts reclassified from accumulated other comprehensive income	—	—	1,405	204
Net current-period other comprehensive income/(loss)	—	—	(94)	(14)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

26.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		95,890	2,071,921	301,348
Restricted cash		—	508,987	74,029
Short-term investments		372,747	2,524,609	367,189
Prepayments and other assets		851	8,791	1,279
Amounts due from entities within the Group		6,083,603	16,528,487	2,403,970

Total current assets		6,553,091	21,642,795	3,147,815

Non-current assets:
Long-term investments		—	137,564	20,008
Investment in subsidiaries, VIEs and VIEs’ subsidiaries		—	372,373	54,159
Amounts due from entities within the Group		1,614,857	695,906	101,215
Prepayments and other assets		130,116	—	—

Total non-current assets		1,744,973	1,205,843	175,382

Total assets		8,298,064	22,848,638	3,323,197

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accrued expenses and other liabilities		19,284	57,284	8,332

Non-current liabilities
Convertible senior notes	14	—	4,712,284	685,373
Other non-current liabilities		—	42,139	6,129

Total non-current liabilities		—	4,754,423	691,502

Total liabilities		19,284	4,811,707	699,834

Commitments and contingencies	17
Mezzanine equity:
Series A redeemable convertible preferred shares (par value of US$0.00001 per share; 200,000,000 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	606,140	—	—
Series A-1 redeemable convertible preferred shares (par value of US$0.00001 per share; 6,064,174 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	6,826	—	—

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
Series B redeemable convertible preferred shares (par value of US$0.00001 per share; 123,103,264 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	1,546,912	—	—
Series C redeemable convertible preferred shares (par value of US$0.00001 per share; 302,891,196 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	954,544	—	—
Series D redeemable convertible preferred shares (par value of US$0.00001 per share; 848,682,647 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	3,195,670	—	—
Series E redeemable convertible preferred shares (par value of US$0.00001 per share; 686,646,383 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	2,344,683	—	—
Series F redeemable convertible preferred shares (par value of US$0.00001 per share; 546,999,817 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	24	3,530,583	—	—
Series G redeemable convertible preferred shares (par value of US$0.00001 per share; 1,014,436,019 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)		10,416,306	—	—

Total mezzanine equity		22,601,664	—	—

Shareholders’ (deficit)/equity:
Ordinary shares (par value of US$0.00001 per share; 10,000,000,000 and nil shares authorized as of December 31, 2017 and 2018, respectively; 342,548,237 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	23	—	—
Class A ordinary shares (US$0.00001 par value; nil and 94,000,000,000 shares authorized as of December 31, 2017 and 2018, respectively; nil and 2,580,950,531 shares issued as of December 31, 2017 and 2018, respectively; nil and 2,199,425,905 shares outstanding as of December 31, 2017 and 2018,respectively)		—	138	20
Class B ordinary shares (US$0.00001 par value; nil and 5,000,000,000 shares authorized as of December 31, 2017 and 2018, respectively; nil and 2,876,391,396 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		—	183	27
Additional paid-in capital		600,834	39,666,150	5,769,202
Accumulated deficit	19	(15,016,867)	(23,509,486)	(3,419,313)
Accumulated other comprehensive income	25	93,126	1,879,946	273,427

Total shareholders’ (deficit)/equity		(14,322,884)	18,036,931	2,623,363

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		8,298,064	22,848,638	3,323,197

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(4,364)	(6,058)	(48,253)	(7,018)

Operating loss
Share of losses of subsidiaries, VIEs and VIEs’ subsidiaries	(2,991,812)	(3,963,264)	(8,573,048)	(1,246,898)
Interest income	23,759	101,851	260,360	37,868
Interest expenses	(13)	(116,989)	(25,550)	(3,716)
Foreign exchange (loss)/gain, net	(102,066)	247,528	(694,907)	(101,070)
Other income/(expense), net	474	—	(28,378)	(4,127)

Net loss	(3,074,022)	(3,736,932)	(9,109,776)	(1,324,961)

Accretion of redeemable convertible preferred shares	(4,874,739)	5,073,140	(298,990)	(43,486)
Extinguishment and reissuance of Series B preferred shares	—	(363,279)	—	—

Net (loss)/income attributable to ordinary shareholders	(7,948,761)	972,929	(9,408,766)	(1,368,447)

Other comprehensive income
Foreign currency translation adjustments	195,255	(264,774)	1,787,553	259,989
Unrealized gains/(losses) on available-for-sale debt securities	2,978	(1,470)	(733)	(106)

Total other comprehensive income/(loss), net of tax	198,233	(266,244)	1,786,820	259,883

Comprehensive loss	(2,875,789)	(4,003,176)	(7,322,956)	(1,065,078)

Condensed Statements of Cash Flows

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by operating activities	15,882	55,245	87,322	12,700
Net cash used for investing activities	(859,698)	(10,468,969)	(17,575,740)	(2,556,285)
Net cash provided by financing activities	—	10,528,236	19,703,701	2,865,784
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,324	(217,839)	269,735	39,231

Net (decrease)/increase in cash, cash equivalents and restricted cash	(841,492)	(103,327)	2,485,018	361,430
Cash, cash equivalents and restricted cash at the beginning of the year	1,040,709	199,217	95,890	13,947
Cash, cash equivalents and restricted cash at the end of the year	199,217	95,890	2,580,908	375,377

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. The subsidiaries, VIEs and VIEs’ subsidiaries losses are reported as “Share of losses of subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries, VIEs and VIEs’ subsidiaries cumulative losses was reduced to nil as of December 31, 2017 and the carrying amount of “Amounts due from entities within the Group” was further adjusted as the Company committed to provide financial support to its VIEs as disclosed in note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.