Form 20-F
period 2019-12-31
iQIYI, Inc.
filed 2020-03-12
CIK 1722608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . . . . . . .

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

Telephone: +86 10-6267-7171

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing seven Class A ordinary shares par value US$0.00001 per share	IQ	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

(1)	*Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of our American depositary shares, each representing seven Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 5,135,516,521 ordinary shares outstanding, being the sum of 2,259,125,125 Class A ordinary shares (excluding 321,825,406 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans and 11,888,853 unvested restricted shares issued to certain employees) and 2,876,391,396 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

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

by the International Accounting Standards Boar ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9618 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019.

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

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2015 and 2016, selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 and selected consolidated cash flow data for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Starting from January 1, 2018, we adopted a new revenue accounting standard ASC topic 606 (“ASC 606”), Revenue from Contracts with Customers, which reclassifies value added taxes (“VAT”) from cost of revenues to net against revenues among other changes. The consolidated statements of comprehensive loss data for the years ended December 31, 2018 and 2019 presented below have been prepared in accordance with ASC 606 and is net of VAT of RMB1,457.8 million and RMB1,641.1 million (US$235.7 million), respectively, while the consolidated statements of comprehensive loss data for the years ended December 31, 2015, 2016 and 2017 presented below have been prepared in accordance with the legacy revenue accounting standard ASC topic 605 (“ASC 605”), Revenue Recognition, and, unlike the consolidated statement of comprehensive loss data for the years ended December 31, 2018 and 2019, is not net of VAT of RMB630.8 million and RMB981.6 million, respectively.

	For the year ended December 31,
	2015(1)	2016(1)	2017(1)	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Total revenues	5,318,584	11,237,407	17,378,350	24,989,116	28,993,658	4,164,678
Operating costs and expenses:
Cost of revenues(2)	(6,041,764)	(11,436,595)	(17,386,563)	(27,132,811)	(30,348,342)	(4,359,267)
Selling, general and administrative(2)	(1,204,464)	(1,765,824)	(2,674,990)	(4,167,889)	(5,236,007)	(752,105)
Research and development(2)	(499,957)	(824,482)	(1,269,806)	(1,994,652)	(2,667,146)	(383,112)
Total operating costs and expenses	(7,746,185)	(14,026,901)	(21,331,359)	(33,295,352)	(38,251,495)	(5,494,484)
Operating loss	(2,427,601)	(2,789,494)	(3,953,009)	(8,306,236)	(9,257,837)	(1,329,806)
Total other (expenses)/income, net	(136,345)	(271,440)	208,512	(676,194)	(967,050)	(138,908)
Loss before income taxes	(2,563,946)	(3,060,934)	(3,744,497)	(8,982,430)	(10,224,887)	(1,468,714)
Income tax (expense)/benefit	(11,166)	(13,088)	7,565	(78,801)	(51,852)	(7,448)
Net loss	(2,575,112)	(3,074,022)	(3,736,932)	(9,061,231)	(10,276,739)	(1,476,162)
Less: Net income attributed to non-controlling interests	—	—	—	48,545	46,590	6,692
Accretion of redeemable convertible preferred shares	(2,342,385)	(4,874,739)	5,073,140	(298,990)	—	—
Accretion of redeemable noncontrolling interests	—	—	—	—	(1,542)	(222)
Extinguishment and reissuance of Series B preferred shares	—	—	(363,279)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(4,917,497)	(7,948,761)	972,929	(9,408,766)	(10,324,871)	(1,483,076)
Net (loss)/earnings per ordinary share:
Basic	(14.36)	(23.20)	0.30
Diluted	(14.36)	(23.20)	(1.15)
Net loss per Class A and Class B ordinary share(3):
Basic				(2.43)	(2.02)	(0.29)
Diluted				(2.43)	(2.02)	(0.29)
Net loss per ADS:
Basic				(17.01)	(14.14)	(2.03)
Diluted				(17.01)	(14.14)	(2.03)
Shares used in net (loss)/ earnings per ordinary share computation:
Basic	342,548,237	342,548,237	342,548,237
Diluted	342,548,237	342,548,237	3,243,147,261
Shares used in net (loss)/ earnings per Class A and Class B ordinary share computation:
Basic				3,867,931,786	5,104,882,400	5,104,882,400
Diluted				3,867,931,786	5,104,882,400	5,104,882,400

Notes:

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.
(2)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,837	9,479	34,895	83,351	171,053	24,570
Selling, general and administrative	21,330	30,447	130,994	368,598	675,278	96,998
Research and development	17,027	22,466	67,535	104,262	238,189	34,214
Total	44,194	62,392	233,424	556,211	1,084,520	155,782

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

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,588,739	964,207	733,010	4,586,405	5,934,742	852,472
Restricted cash	—	—	—	2,174,042	974,932	140,040
Short-term investments	160,000	902,978	779,916	6,061,832	4,579,313	657,777
Total current assets	4,473,910	5,154,305	5,700,528	19,853,443	20,272,838	2,912,011
Total assets(4)	10,424,986	13,631,636	20,200,899	44,759,698	44,792,550	6,434,046
Total current liabilities(4)	5,862,949	11,889,853	11,625,612	19,812,356	20,173,166	2,897,692
Total liabilities(4)	5,877,095	11,897,142	11,918,299	26,604,135	35,077,618	5,038,583
Total mezzanine equity	12,164,428	17,039,167	22,601,664	—	101,542	14,586
Total shareholders’ (deficit)/equity	(7,616,537)	(15,304,673)	(14,319,064)	18,155,563	9,613,390	1,380,877

Note:

(1)

We adopted Accounting Standards Update (“ASU”) No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Right-of-use assets (“ROU assets”) and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheets as of December 31,2019, while the consolidated balance sheet data for the years ended December 31, 2015, 2016, 2017 and 2018 have been prepared in accordance with ASC topic 840 (“ASC 840”), Accounting for Leases. For further information, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

The following table presents our selected consolidated cash flow data for the years indicated.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	1,070,770	2,612,121	4,011,784	2,884,186	3,906,227	561,094
Net cash used for investing activities	(3,133,375)	(6,663,100)	(10,660,674)	(20,949,094)	(11,749,571)	(1,687,720)
Net cash (used in)/provided by financing activities	(131,708)	3,411,766	6,561,110	23,474,959	7,880,306	1,131,934
Effect of exchange rate changes on cash, cash equivalents and restricted cash	71,951	14,681	(143,417)	617,386	112,265	16,127
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,122,362)	(624,532)	(231,197)	6,027,437	149,227	21,435
Cash, cash equivalents and restricted cash at the beginning of the year	3,711,101	1,588,739	964,207	733,010	6,760,447	971,077
Cash, cash equivalents and restricted cash at the end of the year	1,588,739	964,207	733,010	6,760,447	6,909,674	992,512

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have incurred net losses since our inception and may continue to incur losses in the future.

We incurred net losses since our inception, including net losses in the amount of RMB3.7 billion, RMB9.1 billion and RMB10.3 billion (US$1.5 billion) in 2017, 2018 and 2019, respectively, primarily due to significant content and bandwidth costs. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues depend on the increased number of subscribing members and advertising customers’ allocation of more budget to internet video streaming platforms. In addition, our users’ willingness to pay and subscribe to our content depends on the quality and breadth of our content offerings and availability of alternative entertainment content offerings. The production and procurement of content, as well as bandwidth, have historically accounted for the majority of our cost of revenues. We expect our costs to increase on an absolute basis as traffic to our platform grows, users of our platform increase, the resolution of our videos increases and as we produce and acquire more content to enrich user experience. Producing high-quality, popular original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. The market prices for professionally-produced content, especially popular TV series and movies, have increased significantly in China during the past few years and may continue to increase in the foreseeable future. Between 2018 and 2019, our cost of revenues increased by 11.9% from RMB27.1 billion to RMB30.3 billion (US$4.4 billion). If we cannot successfully offset our increased costs with a significant increase in total revenues, our financial condition and results of operations may be materially and adversely affected. We may continue to incur net losses in the foreseeable future due to our continued investments in content and technology. We may also continue to incur net losses in the foreseeable future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner. It is not possible for us to accurately predict when we will be able to achieve profitability.

If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to maintain and grow user time spent on our platform. To attract and retain users and compete against our competitors, we must continue to offer high-quality content, especially popular original content, in a cost-effective manner, which provides our users with a superior online entertainment experience. To this end, we must continue to produce new original content and source new professionally produced or other video content in a cost-effective manner. Given that we operate in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users, control our costs in doing so or fail to deliver superior user experience, we may suffer from reduced user traffic, and our business, financial condition and results of operations may be materially and adversely affected. Various phases of our original content production are outsourced to our content production partners. If they fail to generate quality content satisfactory to our demands or provide services upon terms commercially acceptable to us, we may be unable to provide high-quality original content offerings to our users.

We rely on our in-house team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. We face fierce competition for qualified personnel in a limited pool of high-quality creative talent. Our competitors include well-capitalized companies that are capable of offering compensation packages more attractive to talents. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted. Any deterioration in our in-house content production capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results. If we are unable to offer popular original content that meets user tastes and preferences in a cost-effective manner, our user experience may be adversely affected, we may suffer from reduced user traffic and our business, financial condition and results of operations may be materially and adversely affected.

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

We have experienced significant membership growth over the past several years. Our ability to continue to retain members and attract new members will depend in part on our ability to consistently provide our members with compelling content choices, as well as a quality experience for selecting and viewing video content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors may adversely impact our ability to attract and retain members. If we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by our members, we may not be able to attract and retain members. Many of our members originate from organic growth. If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and/or grow our membership revenues will be adversely affected. Members may cancel or decide not to renew our service for many reasons, including a perception that they do not use the service sufficiently, payment inconveniences, the need to cut household expenses, availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We are also exploring various opportunities and marketing strategies to better monetize our membership base, including offering early access privilege to certain drama series for an additional fee. Such initiatives may not be well received by our members and may have a negative impact on our reputation and results of operations. We must retain existing members and continually attract new members to increase our membership base. If we are unable to successfully compete with current and new competitors in both retaining our existing members and attracting new members, our business will be adversely affected. Further, if an excessive number of members cancel or opt not to renew our service, we may be required to incur significantly higher marketing expenditures to attract new members than we currently anticipate. In addition, due to the intensified regulatory oversight on content supervision in 2019, we have experienced delays and reschedules for certain new content offerings, which disturbed our content launch plans and imposed unfavorable impact on our advertising services, and our operating results were negatively affected. If the regulatory or administrative authorities impose new requirements relating to, among other things, content supervision and approval, we may not be able to offer a variety of content offerings in time, or at all, and we cannot assure you that we will continue to maintain our membership base in the future.

If we fail to retain existing or attract new advertising customers to advertise on our platform, maintain and increase our wallet share of advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected.

We generated a substantial part of our revenues from online advertising. Although online advertising revenue as a percentage of our total revenues has decreased recently, online advertising remains one of our largest sources of revenue. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit our advertising customers’ goals, we may lose our advertising customers. We experienced a decline in our online advertising revenue between 2018 and 2019, which saw such revenue decrease by 11.3%. This is compared to a growth rate in online advertising revenue of 21.2% between 2017 and 2018. Furthermore, due to the recent outbreak of COVID-19, we expect to experience a decline in our online advertising revenues in the first quarter of 2020 and such outbreak may continue to negatively impact our online advertising revenues. In addition, third parties may develop and use certain technologies to block the display, and our members are able to skip the viewing, of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. If our advertising customers determine that their expenditures on internet video streaming platforms do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as search engines, news aggregation platforms, short-form video platforms, e-commerce platforms and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers, or maintain their level of budget allocated to us, or attract new advertising customers to advertise on our platform may materially and adversely affect our financial conditions and results of operations. We may continue to experience deceleration in the growth or experience decline of our online advertising business, and we cannot assure you that we will be able to resume our historical growth in online advertising revenue.

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

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, we have financed our operations primarily with net cash generated from operating activities, as well as financing activities such as placements of preferred shares, convertible notes and asset-based securities, bank loans, the substantial financial support from Baidu, and the proceeds from our initial public offering. As of December 31, 2019, we had an outstanding loan balance of RMB700.0 million (US$100.5 million) to Baidu. In order to implement our growth strategies, we will incur additional capital in the future to cover, among others, costs to produce and license content. We may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

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

Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.

We began to expand our overseas business operations in late 2019. We have launched our multilingual iQIYI app, which currently supports six languages and can be downloaded globally from major iOS and Android app stores. We also cooperate with local partners to promote our app and expand our user base. We are subject to PRC law in addition to the laws of the foreign countries and regions in which we operate. If any of our overseas investments or operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

Our overseas expansion may not be successful and may expose us to a number of risks inherent in doing business internationally, including:

•	difficulties with staffing and managing foreign operations, which may be exacerbated as a result of distance, time zone, language and cultural differences;
•	challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
•	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
•

challenges in producing and acquiring content that is appealing to local population and catering to local cultural environment, and screening out content that may be inappropriate, offensive or unwelcoming in certain countries or regions;

•	challenges in recruiting quality local content creators to attract and engage local users;
•	challenges in effectively managing overseas operations from our headquarters or new regional headquarters and establishing overseas IT systems and infrastructure;
•	competitions from other participants in the market, including international leading companies;
•	challenges in selecting suitable geographical regions for overseas expansion;
•	currency exchange rate fluctuations and foreign exchange control risks;
•	exposure to changes in macroeconomic conditions in foreign jurisdictions;
•	political or social unrest or economic instability;
•	difficulties and costs relating to compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations;
•

challenges in investing in countries and regions that restrict or may restrict foreign investment in the internet service provider, online video, entertainment, advertising or culture related industry, and unexpected changes in such restrictions;

•	difficulties in and costs relating to the obtaining and keeping valid licenses, permits or other applicable governmental authorizations, content control from local authorities;
•	complexity of intellectual property protection and enforcement regime overseas and the potential exposure of claims relating to intellectual property infringement;
•	exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences;
•	exposure to different labor protection requirements and potential labor-related claims and disputes; and

•	increased costs associated with doing business in foreign jurisdictions.

One or more of these factors could harm our overseas operations and consequently, could harm our overall business, financial condition and results of operations. In addition, the regulatory framework for online video content or other services we provide is still developing and remains uncertain in certain countries where we are exploring overseas operations. As we continue to expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business model to local market conditions.

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

We face significant competition in China, primarily from Tencent Video and Youku. We compete for users, usage time and advertising customers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. Our competitors may compete with us in a variety of ways, including by obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. In addition, certain internet video streaming platforms may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their platforms for any such infringing content. As a result, we may be placed at a disadvantage to some of these companies that do not incur similar costs as we do with respect to content production, acquisition and monitoring. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers and members, as well as have a material and adverse effect on our business, financial condition and results of operations.

We face competition from traditional media such as major TV stations, which also provide and may increase their internet and on-demand video offerings. Most large companies in China allocate, and will likely continue to allocate, a significant portion of their advertising budgets to traditional media, particularly major TV stations. We also face increasing competition for users, user time and advertising budgets from other internet media and entertainment services, such as internet and social media platforms and short-form video platforms.

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

We face risks related to health epidemics and other outbreaks, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

Our business could be adversely affected by health epidemics, including H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having any transmissible health epidemic, since this may cause our employees to be quarantined and/or our offices to be temperately shut down. In addition, our results of operations may be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

The recent outbreak of coronavirus, now named as COVID-19, has caused delays in production and uncertainty in scheduling of our original content. In the event that this epidemic cannot be effectively and timely contained, our ability to consistently offer new content this year may be significantly disrupted, which in turn may harm the growth rate and retention of our subscribing members, as well as our advertisement revenue and financial performance generally. Our headquarters are located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations, including a branch office in Wuhan. This outbreak of COVID-19 has caused, and may continue to cause, companies in China, including us and certain of our suppliers, to implement temporary adjustment of work schemes allowing employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the epidemic outbreak, including, adjusting certain content scheduling, upgrading our telecommuting system, monitoring our employees' health on a daily basis and optimizing our technology system to support potential growth in user traffic. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality. In addition, the companies that we invest in may be materially adversely affected by the COVID-19 outbreak, which may lead to significant downward adjustments or impairments in the fair values of our investments. Furthermore, we will continue to incur costs for our operations, and our revenues during this period are difficult to predict. As a result of any of the above developments, our business, financial condition and results of operations for the full fiscal year of 2020, especially its first quarter, may be adversely affected by the COVID-19 outbreak. As of the date of this annual report, there are also cases confirmed in other countries. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide content and services on our platform.

Our limited operating history makes it difficult to evaluate our business and prospects.

We launched our platform and internet video streaming services in 2010 and have grown rapidly since then. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. We cannot assure you that our growth rate will be the same as in the past. In addition, we may in the future introduce new services or significantly expand our existing services, including those that currently are of relatively small scale or with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users and customers, our business and operating results may suffer as a result. We cannot assure you that we will be able to recoup our investments in introducing these new services or enhancing existing smaller business lines, and we may experience significant loss and impairment of asset value due to such efforts. Furthermore, as a technology-based entertainment company, we frequently introduce innovative products and services to our users and advertising customers in order to capture new market opportunities. However, we cannot assure you that our products and services will be well received by our users and advertising customers. In addition, it is possible that our users and advertising customers may find our products and services objectionable. For example, there was media reporting in 2017 that the beta-testing version of our Vivi virtual assistant service was deemed by some of our users as offensive. We immediately suspended such service pending further modifications. If our existing or new products and services are not well received by our users and customers, we may suffer damages to our brand image and may not be able to maintain or expand our user and customer base, which in turn may have a material and adverse effect on our business, financial condition and results of operations. You should consider our prospects in light of the risks and uncertainties fast-growing companies with limited operating histories in a fast-evolving industry may encounter.

We may not be able to manage our growth effectively or expand our offerings successfully.

We have experienced rapid growth since we launched our services in 2010. To manage the further expansion of our business, products and offerings and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures, compliance and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with talents, content providers, distributors, advertising customers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

We have been constantly endeavoring to develop new products and offerings that provide other contents, content formats or services such as, short-form videos, live broadcastings, online literatures and comics. However, our expansion of new products and offerings may result in unseen risks, challenges and uncertainties. We may incur additional expenditure to support our expansion and it may strain our managerial, financial, operational and other resources. Any failure in managing expenditures and evaluating user demands for new products and offerings could materially and adversely affect our business, financial condition and results of operations.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is evolving. We currently generate a substantial majority of our revenues from membership services and online advertising. We plan to strengthen revenue contribution from our other monetization methods, such as online games, live broadcasting, and IP licensing. We have no proven track record or experience in generating substantial revenues from other monetization methods. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or content partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

We have in the past experienced working capital deficits. We have achieved a working capital surplus as of December 31, 2018 and December 31, 2019. However, there is no assurance that we will continue to improve our working capital position or to maintain the surplus. For actions that we plan to take in order to manage our working capital, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to prudently manage our working capital, or raise additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

Our business, prospects and financial results may be impacted by our relationship with third-party platforms.

In addition to our iQIYI platform, we also distribute video content through third-party platforms. We generate membership service and online advertising service revenues through revenue-sharing arrangements with such third-party platforms, which include leading internet companies in China. However, there can be no assurance that our arrangements with those platforms will be extended or renewed after their respective expiration or that we will be able to extend or renew such arrangements on terms and conditions favorable to us. In addition, if any of such third-party platforms breaches its obligations under any of the agreements entered into with us or refuses to extend or renew it when the term expires, and we cannot find suitable replacement on a timely basis, or at all, we may suffer significant loss to our user base and revenue streams we have developed therefrom, or lose the opportunity to expand our business through such platform. We may be involved with legal or other disputes with third-party platforms that may affect our relationship with such platforms or have an adverse effect on our business.

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

Internet platform operators may also be held liable for the content displayed on or linked to its platform that is subject to certain restrictions. In addition to professionally produced content, we allow our users to upload other video content, such as internet movies, internet drama series, interactive videos, vertical or horizontal videos, short-form videos, micro-videos, and video blogs, or Vlogs, among others. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content uploaded by our users, we may not be able to identify all videos or other content that may be illegal or otherwise objectionable. In addition, we may not be able to always keep these internal procedures abreast of changes in the PRC government’s requirements for content display. See “Item 4. Information on the Company—Business Overview—Content Monitoring” for more details relating to our content monitoring procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may subject us to liability, government sanctions or loss of licenses and/or permits.

To the extent that PRC regulatory authorities, such as Cyberspace Administration of China, which has promulgated the Provisions on the Governance of Network Information Content Ecology with effect from March 1, 2020, find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. The National Radio and Television Administration, or the NRTA (previously known as the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT), publishes from time to time lists of content that is objectionable, and we monitor content uploaded on to our platform and remove those referenced in the list. In addition, regulatory authorities may impose penalties on us for content displayed on or linked to our platform in cases of material violations or lacking proper license, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find the video and other content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our users.

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

Although we have set up certain procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible, and we do not attempt to, identify and remove or disable all potentially infringing content that may exist. Similarly, although we have set up screening processes to try to filter out or disable access to content that we have previously been informed is subject to claims of copyright or other intellectual property protection, we do not attempt to filter out or disable access to all potentially infringing content available through our services. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights or other intellectual property rights. We have been, and may in the future be, subject to such claims filed in China and other jurisdictions. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform. We were subject to a total of 1,199 lawsuits in China for alleged copyright infringement between January 1, 2017 and December 31, 2019, in connection with our platform. Approximately 81.4% of the lawsuits filed from January 1, 2017 through December 31, 2019 in connection with the iQIYI platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. As of December 31, 2019, a total of 227 lawsuits against us in connection with our platform were pending, with the aggregate amount of damages sought under these pending cases being RMB247.9 million (US$35.6 million).

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

Our ability to provide users with a high-quality online entertainment experience depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertising customers to switch to our competitors’ platforms. Our IT systems and proprietary content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party service providers. For example, we have experienced intermittent interruptions for up to 48 hours of viewer access to one popular drama title in the past. In addition, in February 2020, we have experienced intermittent interruption for approximately two hours of user access to our platform. Such interruption was caused by a malfunction at an internet data center, combined with slow response from our backup server supplier caused by the COVID-19 outbreak and a peak of user traffic on our platform. The interruption was fixed within approximately two hours and we have expanded the capacity of our servers hosted at internet data centers. Our platform has also experienced general intermittent interruptions in the past. These interruptions were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; (iii) service malfunction of payment gateway; and/or (iv) service malfunction of the telecommunications operators, such as power outage of internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our IT systems. Since we host our servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions. Furthermore, in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity related threats as follows:

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

In 2009, the State Administration of Radio, Film and Television, or SARFT, released a Notice on Strengthening the Administration of Online Audio/Video Program Content. This notice reiterated, among other things, that all films and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these films and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, the authority of which is currently exercised by the National Radio and Television Administration, or the NRTA and the State Film Bureau, or the SFB, and distributors of these films and television shows must obtain an applicable permit before releasing them. In September 2014, the SAPPRFT, which replaced SARFT, reiterated that all the foreign TV dramas and films published to the public via internet must obtain their respective permit. In addition, all the foreign TV dramas and films published to the public via internet by competent license holders must be registered with the SAPPRFT before March 31, 2015 and all unregistered TV dramas and films will be prohibited from broadcasting via internet from April 1, 2015. In addition, online games are also subject to approval by the SAPPRFT, the authority of which is currently exercised by the State Administration of Press and Publication, or the SAPP, and approval by or filing with the Ministry of Culture. Such approval or filing of domestic online games were suspended for a period of time in 2018, which may have been due to the institutional restructuring of game approval authorities involving the Ministry of Culture and Tourism and the SAPPRFT, and we could not apply for such approval or filing during this period. Such suspension caused significant delays in the introduction of new games in the Chinese market in 2018. We have obtained approvals from the SAPPRFT for our online games launched in 2019.

In terms of licensed third-party content published or online games distributed jointly with third parties, we obtain and rely on written representations from content providers and third-party operators regarding the NRTA, SFB, SAPP and other approval and filing status of these content and online games, and, to a lesser extent, require content providers and third-party operators to produce evidence demonstrating that they and the licensed content or the online games have received all requisite permits and approvals. We also import some foreign TV dramas and films and apply for the permits for and register such contents with the competent authorities by ourselves. However, we cannot assure you that our monitoring procedures with respect to licensed content and online games are fully adequate, and we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by the NRTA, SFB or SAPP due to violations of the approval and permit requirements and for the foreign TV dramas and movies imported by us, we cannot assure you that we will be able to obtain the permits for or register such contents with the competent authorities in a timely manner or at all. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video, online games or other content on our platform or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the interpretation, implementation and enforcement of this notice. Although we have internal content monitoring procedures in place to review our procured content, we face risks of termination of permits and approvals, contractual misrepresentations and failure to honor representations or indemnify us against any claims or costs by content providers.

We have obtained the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Permit for Internet Audio-Video Program Service, the Network Culture Business Permit, the Film Distribution License, the Permit for Internet Drug Information Service, and other relevant permits required for operating our business. However, we have not obtained and are in the process of applying for or upgrading and expanding certain approvals or permits which are required or may be required for our operation of businesses. For example, we have not obtained and are planning to apply for the Permit for Internet News Information Service to publish current political news on our platform or disseminate such news through the internet. Beijing iQIYI has not obtained and is in the process of applying for the Internet Publishing Service License in relation to our online games, comics and online literature operation. We also have not obtained and are in the process of applying for adding and amending certain service items for our Permit for Internet Audio-Video Program Service, such as forwarding the audio-video programs uploaded by the users, rebroadcasting radio and TV channels, displaying current political audio-video news programs and providing video and audio live broadcasting of cultural activities, sports events and other activities organized by the general social groups. We are also planning to apply for adding online performances for the Network Culture Business of Beijing iQIYI and adding electronic data interchange as a permitted business for our Value-added Telecommunications Business Operation License. We are also filing several HTML5 online games operated by us with the Ministry of Culture. Although we are planning to apply or in the process of applying for such licenses and we maintain regular oral communication with relevant regulatory authorities, which have not objected to the operations of our business in question, if we fail to obtain, maintain or renew such licenses, or obtain any additional licenses and permits or make any records or filings required by new laws, regulations or executive orders required for our new business in a timely manner or at all, we could be subject to liabilities or penalties, and our operations could be adversely affected.

The Internet industry in China is highly regulated. Due to the uncertainties of interpretation and implementation of laws and regulations, the licenses we hold may be deemed insufficient by governmental authorities, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed to violate relevant laws and regulations. As we develop and expand our product and service offerings, we may need to obtain additional qualifications, permits, approvals or licenses. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry. In addition, new laws and regulations, or new interpretations of the existing laws and regulations, may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. For example, we have voluntarily taken down certain online advertisements on our platform due to tightened regulations on online advertisements. We have in the past been subject to fines and regulatory actions due to lack of license, breach of our license terms or violation of relevant laws and regulations. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Nor can we assure you that we will be able to timely address all the change in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

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

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate or the talents on our platform, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers or other employees, or by third party suppliers;
•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers or other employees, or by third party suppliers;

•	user complaints about the quality of our products and services;
•	copyright infringements involving us and content offered on our platform;
•	security breaches of confidential user information;
•	improper actions by fans; and
•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition, we are exploring various opportunities and marketing strategies to better monetize our membership base, including offering early access privilege to certain drama series for an additional fee. We may receive negative news reports, or negative publicity on influential TV shows, on such initiatives, which may negatively impact our reputation and results of operations. We may also be affected by publicity relating to third party service providers. For example, in September 2018, there was negative publicity involving certain senior officers of iResearch, the industry consultant we commissioned to prepare an industry report in connection with our initial public offering. According to a public announcement made by iResearch, certain senior officers of iResearch are cooperating with governmental investigations in China. Such publicity may raise questions as to the integrity of the industry data or opinions produced by iResearch, including the data included in iResearch’s industry report produced in connection with our initial public offering, or otherwise have a negative impact on our reputation. In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Furthermore, in the wake of the United Kingdom’s exit from the European Union on January 31, 2020 (“Brexit”), there remains uncertainty about the future relationship between the United Kingdom and the European Union. It remains unclear how Brexit would affect the fiscal, monetary and regulatory landscape within the United Kingdom, the European Union and globally, which may have a negative impact on our business and results of operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serves a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, to ensure the confidentiality, integrity and availability of the information of our users, members, advertising customers, and third-party content providers, which is also essential to maintaining their confidence in our services. However, the interpretation and application of such laws in China and elsewhere are often uncertain and in flux.

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. The PRC Cyber Security Law is relatively new and subject to interpretation by the regulator. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cybersecurity Law and related data privacy and protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulation— Regulations on Information Security, Censorship and Privacy.”

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to penalties. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

There are a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted an equity incentive plan on October 18, 2010, or the 2010 Plan, which was amended and restated on November 3, 2014 and August 6, 2016. We also adopted an equity incentive plan on November 30, 2017, or the 2017 Plan. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the 2010 Plan, we are authorized to grant options, stock appreciation rights, restricted stock units and other types of awards that the administrator of the 2010 Plan decides. Under the 2017 Plan, we are authorized to grant options, restricted shares and restricted share units. Under the 2010

Plan, as amended, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 720,000 shares. As of February 29, 2020, options to purchase a total of 405,024,913 ordinary shares are outstanding under the 2010 Plan, and 302,277 restricted share units were outstanding under the 2017 Plan. For the years ended December 31, 2017, 2018 and 2019, we recorded RMB233.4 million, RMB556.2 million and RMB1,084.5 million (US$155.8 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on the effectiveness of such company's internal control over financial reporting in its annual report on Form 20-F. In addition, the independent registered public accounting firm must report on the effectiveness of such company's internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

Conflicts of interest may arise between Baidu and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Our board members may have conflicts of interest. Our directors Mr. Robin Yanhong Li, Mr. Herman Yu, Dr. Haifeng Wang and Dr. Dou Shen are also senior management of Baidu. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Baidu and us.

•

Sale of shares in our company. Baidu may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.

•

Developing business relationships with Baidu‘s competitors. So long as Baidu remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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

As of February 29, 2020, Baidu holds 56.2% of our outstanding ordinary shares, representing 92.7% of our total voting power. Baidu has advised us that it does not anticipate disposing of its voting control in us in the near future. Baidu’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online game services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multi-party communication, store-and-forward, and call center) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015, 2017, 2018 and 2019, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019), and other applicable laws and regulations.

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture and publishing business and film/drama production and operation (including importation) business. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through our consolidated affiliated entities in China, Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment, and their subsidiaries. Our wholly owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with our consolidated affiliated entities and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in our consolidated affiliated entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities in China and hence consolidate their financial results as our variable interest entities under U.S. GAAP. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in online video and other foreign-restricted services, or if the PRC government otherwise finds that we, our consolidated affiliated entities, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT, NRTA, the SFB, the SAPP, the Ministry of Culture and the MOFCOM, would have broad discretion in dealing with such violations or failures, including, without limitation:

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

•	restricting or prohibiting our use of the proceeds of any of our offshore financings to finance our business and operations in China.

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

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

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

We have relied and expect to continue to rely on contractual arrangements with consolidated affiliated entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands have recently introduced legislation to implement the economic substance standards of Action 5 of the OECD Base Erosion and Profit Shifting initiative. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, (as amended) (the "Substance Law") came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain "relevant activities," which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. Several other non-European Union jurisdictions, such as the British Virgin Islands, introduced similar legislations and requirements. We consider that, by virtue of the assets held and activity that we engage in, we are subject to reduced economic substance requirements. Although it is presently anticipated that the Substance Law and those other similar requirements will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economy through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where iQIYI, Inc., the direct parent company of our PRC subsidiaries Beijing QIYI Century Science & Technology Co., Ltd., and Chongqing QIYI Tianxia Science & Technology Co., Ltd., is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, IQIYI Film Group HK Limited, which directly owns our PRC subsidiaries Beijing iQIYI New Media Science and Technology Co., Ltd., is incorporated in Hong Kong. However, if IQIYI Film Group HK Limited is not considered to be the beneficial owner of the dividends paid to it by Beijing iQIYI New Media Science and Technology Co., Ltd. under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to filing with the MOFCOM in its foreign investment comprehensive management information system and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries and consolidated affiliated entities is required to be registered with the SAFE or its local branches or filed with SAFE in its information system, and (b) each of our PRC subsidiaries and consolidated affiliated entities may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.” Any medium or long term loan to be provided by us to our consolidated affiliated entities must also be approved by the NDRC. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries and consolidated affiliated entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance because we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiaries are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our PRC subsidiaries. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating

Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China  any foreign currency, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties up to RMB10,000 per unregistered leased property.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations since we have become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We have completed filing with the relevant SAFE branch for our equity incentive plans and are required to update our filing periodically or in the event of any material changes. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare— Employee Stock Incentive Plan.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a

PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that iQIYI, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gain is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of iQIYI, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iQIYI, Inc. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

The trading price of our ADSs has been volatile and has ranged from a low of US$14.35 to a high of US$46.23 since our ADSs started to trade on the Nasdaq Global Select Market on March 29, 2018. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

Due to the disparate voting powers attached to these two classes of ordinary shares, Baidu, holder of our Class B ordinary shares, owns approximately 56.2% of our total issued and outstanding ordinary shares on an as-converted basis and 92.7% of the voting power of our outstanding shares as of February 29, 2020. Therefore, Baidu has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In December 2018, we completed an offering of US$750 million in aggregate principal amount of convertible senior notes due 2023. In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of convertible senior notes due 2025. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible senior notes define a “fundamental change” to include, among other things: (i) any person or group becoming a beneficial owner of our company through gaining more than 50% voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares; (ii) any recapitalization, reclassification or change of our Class A ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our Class A ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transaction of all or substantially all our consolidated assets, to any person other than one of our subsidiaries or consolidated affiliated entities; (iii) the adoption of any plan or proposal relating to the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed or quoted on any of The Nasdaq Global Select Market, The Nasdaq Global Market or The New York Stock Exchange (or any of their respective successors) and none of the ADSs, Class A ordinary shares, other common equity and ADSs in respect of reference property is listed or quoted on one of The Nasdaq Global Select Market, The Nasdaq Global Market or The New York Stock Exchange (or any of their respective successors) within one trading day of such cessation; or (v) any change in or amendment to the laws, regulations and rules in the PRC that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

Conversion of the convertible senior notes may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible senior notes.

The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the price of our ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We will rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2019. Furthermore, as a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

We may be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Generally, a non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets may be determined by reference to the market price of the ADSs and Class A ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for the current or any future taxable year.

Based on the market price of our ADSs, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019. We do not presently expect to be a PFIC for the 2019 taxable year or the foreseeable future. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given in this regard. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of our consolidated affiliated entities for U.S. tax purposes.

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

In May 2017, we established a wholly-owned Cayman Islands subsidiary, iQIYI Film Group Limited. Subsequently, we established IQIYI Film Group HK Limited in June 2017, and Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, in July 2017. iQIYI Film Group Limited holds 100% of the equity of IQIYI Film Group HK Limited, which in turn holds 100% of equity in iQIYI New Media. iQIYI Pictures (Beijing) Co., Ltd., or iQIYI Pictures, was established in December 2014, and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., or Intelligent Entertainment (previously known as Beijing iQIYI Cinema Management Co., Ltd., or Beijing iQIYI Cinema), was established in June 2017. We have control and are the primary beneficiary of iQIYI Pictures and Intelligent Entertainment through a series of contractual arrangements.

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

On March 29, 2018, our ADS commenced trading on the Nasdaq Global Select Market under the symbol “IQ.” On April 3, 2018, at the closing of our initial public offering, we issued and sold a total of 875,000,000 Class A ordinary shares, represented by ADSs at a public offering price of US$18.00 per ADS. On April 30, 2018, we issued and sold an additional 67,525,675 Class A ordinary shares, represented by ADSs at US$18.00 per ADS, at the closing of the over-allotment option exercised by the underwriters of our initial public offering.

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

In December 2018, we completed an offering of US$750 million in aggregate principal amount of convertible senior notes due 2023, or the 2023 Notes. The 2023 Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The initial conversion rate of the 2023 Notes is 37.1830 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$26.89 per ADS and represents a conversion premium of approximately 40% above the closing price of the ADSs on November 29, 2018, which was US$19.21 per ADS). The conversion rate for the 2023 Notes is subject to adjustment upon the occurrence of certain events. The 2023 Notes will bear interest at a rate of 3.75% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date. The holders may require us to repurchase all or portion of the Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In connection with the offering of the 2023 Notes, we have entered into capped call transactions with certain counterparties, where we purchased capped call options at the price of US$67.5 million. The cap price of the capped call transactions is initially US$38.42 per ADS and is subject to adjustment under the terms of the capped call transactions.

In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of convertible senior notes due 2025, or the 2025 Notes. The 2025 Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The initial conversion rate of the 2025 Notes is 33.0003 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS and represents a conversion premium of 32.5% above the closing price of our ADSs on March 26, 2019, which was US$22.87 per ADS). The conversion rate for the 2025 Notes is subject to adjustment upon the occurrence of certain events. The 2025 Notes will bear interest at a rate of 2.00% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date. The holders may require us to repurchase all or portion of the Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In connection with the offering of the

2025 Notes, we have entered into capped call transactions with certain counterparties, where we purchased capped call options at the price of US$84.5 million. The cap price of the capped call transactions is initially US$40.02 per ADS and is subject to adjustment under the terms of the capped call transactions.

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

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.iqiyi.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

iQIYI is an innovative market-leading online entertainment service in China.

We are a leading internet video streaming service in China. Our platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. Through our curated premium content, we attract a massive user base with tremendous user engagement, and generate significant monetization opportunities. For the year of 2019, our average mobile MAUs were 476.0 million and our average mobile DAUs were 139.9 million. On average, our users spent 9.6 billion hours per month watching video content on our platform through all devices, and spent 1.6 hours per day per user watching video content on our mobile apps during the year.

We pride ourselves in establishing a track record of producing blockbuster original content. The Lost Tomb (盗墓笔记), released in 2015, was one of the first high-budget original internet drama series in China. Since 2015, we have released many award-winning multi-genre original titles, such as The Mystic Nine (老九门), Burning Ice (无证之罪), Story of Yanxi Palace (延禧攻略) and The Thunder (破冰行动). We also pioneered and produced a number of internet variety shows that are highly popular, such as The Rap of China, Idol Producer, The Big Band (乐队的夏天) and Qipa Talk (奇葩说), the last of which we released in 2014 and currently is in its sixth season. Leveraging on our initial success, we have extended selected popular titles into multi-season format.

Equipped with our deep-learning predictive algorithms and massive user data, we have developed tools to select third-party content. We have also built a comprehensive content library catering to the diverse tastes of our users, and cultivated emerging content providers. Our growing iQIYI partner accounts provide us with quality content that satisfy various user viewing preferences. Our platform also enables content providers to distribute content effectively and monetize their followings through revenue sharing arrangements with us.

We distinguish ourselves in the online entertainment industry by our technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Our core proprietary technologies are critical to producing and procuring content that caters to user tastes, delivering superior entertainment experience to our users, improving operational efficiency, and increasing return on investment for our advertisers and monetization opportunities for content providers.

We have developed a diversified monetization model to capture multiple opportunities arising from the rapid growth of the online entertainment industry in China. We generate revenues through membership services, online advertising services and a suite of other monetization methods. We pioneered a large scale paid content subscription business in China. We appeal to advertisers through broad and efficient user reach, as well as innovative and effective advertising products. We have proven capabilities of adapting a single popular content title into a variety of entertainment products, creating multiple channels to amplify the popularity and monetary value of the original IP. Our sophisticated monetization model fosters an environment for high-quality content production and distribution on our platform, which in turn expands our user base and increases user engagement, creating a virtuous cycle.

We enjoy significant synergies with our parent company Baidu. Baidu has provided us with technology and infrastructure support. Our close cooperation in AI technology, user traffic and infrastructure sharing allows us to strengthen our respective leading market positions.

We have recently expanded our business overseas, through the launch of our multilingual iQIYI app. Our iQIYI app currently supports interfaces in six languages and can be downloaded globally from major iOS and Android app stores.

Our Products and Services

We provide our users with a variety of products and services encompassing internet video, online games, live broadcasting, online literature, animations, e-commerce and social media platform.

Video

We produce, aggregate and distribute a wide variety of professionally produced content, or PPC, as well as a broad spectrum of other video content in a variety of formats.

Professionally Produced Content (PPC)

iQIYI original content

Our original content includes both content produced in-house and content produced in collaboration with quality third-party partners. We produce certain original content titles in-house, such as the popular variety show The Rap of China, Idol Producer, Hot-Blood Dance Crew (热血街舞团) and Fourtry (潮流合伙人). These programs are produced by iQIYI from IP incubation to distribution. Other original content titles are produced in collaboration with partners, such as popular internet drama series, The Lost Tomb (盗墓笔记), The Mystic Nine (老九门), Tientsin Mystic (河神), Story of Yanxi Palace (延禧攻略), Golden Eyes (黄金瞳), The Thunder (破冰行动), as well as variety show The Big Band (乐队的夏天) and animation Beyond The Ocean (四海鲸骑). iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

We also adapt high-quality video IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

Licensed content

In addition to original content, we also provide users with a curated selection of high-quality PPC from third parties. Leveraging our expertise in content selection, we have successfully debuted well-received titles such as drama series iPartment (爱情公寓), In the Name of People (人民的名义), Go Go Squid (亲爱的,热爱的), Qing Yu Nian (庆余年), and variety show Viva La Romance (妻子的浪漫旅行). Our licensed content library also features a rich collection of movies, animations, documentaries and other content.

We license video content typically at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with films and drama series having an average term of seven years and ten years, respectively. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. We also exchange rights to distribute licensed content with other internet video streaming services to enrich our content library. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

We leverage our content procurement team’s insights and our AI-based big data analytics capabilities to optimize content procurement. We have established strong partnerships with content providers to ensure access to high-quality content.

Other Video Content

In addition to professionally produced content, we also offer a broad base of other video content with all kinds of genres, formats and lengths of duration, such as internet movies and dramas, mini variety shows and animations, interactive videos, vertical or horizontal videos, as well as grassroot or influencer uploaded videos, edited video clips, and video blogs, or Vlogs, among others. Our other video content expands our library and allows us to capture a broader user base, drive user engagement and enhance user stickiness.

Our other video content is created and uploaded to our platform by a wide array of content providers. The content providers range from, among others, ordinary registered users, amateurs, semi-professional partners, to internet influencers, multi-channel networks and self-media, which collectively contribute to growing our creative user community. Content providers upload their videos onto their iQIYI partner accounts, an open platform we provide, to share, distribute and monetize their video content. We then evaluate the quality of uploaded videos before final approval. Users can subscribe for and follow their favorite iQIYI partner accounts.

Other Products and Services

Online Games, Literature and Comics

We distribute online games featured in various formats, including mobile games, webpage games, and H5 games. In addition to third-party games, we have also launched a number of popular online games adapted from same-name IP content, such as literature, drama series and films. We collaborate closely with IP providers and game development and distribution partners for game distribution and operation. We launched several new self-developed and licensed games in 2019 following the acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content.

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

Suike

We are currently developing a video community app named "Suike", pursuing to build an ecosystem that empowers a wide variety of professional user generated content (PUGC) with rich features of entertainment experience.

iQIYI Paopao Social Media Platform

iQIYI Paopao is iQIYI’s entertainment-based social media platform, building a community for fans. It connects fans with celebrities and content of their interests on a platform where fans can quickly and conveniently disseminate information in various formats. Moreover, we frequently organize celebrities to interact with fans on iQIYI Paopao online and offline, to attract and retain users. By strengthening the connection among fans, celebrities and content, the platform enhances user engagement and stickiness, and turns iQIYI Paopao into a social media platform for fans.

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

Monetization

We generate revenues primarily through membership services, online advertising and content distribution. We also generate revenues from other monetization methods, including online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce.

Membership Services

Our membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Subscribing members have access to a large collection of VIP-only content comprised of drama series, movies, animations, and cartoons, etc., and have earlier access to certain content aired on iQIYI platform. Membership privileges generally include substantially ad-free streaming, 1080P/4K high-definition video, enhanced audio experience, accelerated downloads and others. Subscribing member privileges also include coupons and discounts on paid on-demand films, as well as special privilege in offline events, such as exclusive access to live concerts.

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

Prices for the brand advertising service purchased by each advertiser or advertising agency are generally fixed under our sales contracts. In addition to traditional pre-video and pop-up advertisements, we also launched various innovative advertising products and solutions. For example, video-out advertisement appears on the screen when the video is showing content related to the advertised product; soft product placement incorporates the advertised product into the production of our premium original content to facilitate a more natural advertisement viewing experience; content-integrated advertisement integrate brands with content itself, such as theme songs with lyrics embedding brand names of advertisers; and interactive advertisement that facilitates enhanced interaction between brands and users.

We also offer in-feed advertising and other forms of performance-based advertising, the prices of which are competitively priced through an online bidding process.

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

Online Games

For our online games, we distribute both self-developed and third-party games. We launched several new self-developed and licensed games in 2019 following the acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content. We monetize online games through users’ in-app purchases of virtual gifts and game privileges.

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

Talent Agency

We further monetize our self-produced content through our talent agency business.

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

Sales and Marketing

Advertising Sales

For brand advertising, we sell our advertising services primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies, and a portion of our brand advertising services directly to advertisers. We primarily sell our in-feed advertising service through third-party advertising agencies. We strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our advertiser base. Depending on the type of advertiser and content, the duration of an advertising framework agreement is typically 12 months.

We have an experienced sales team consisting of salespeople with prior experience at Chinese internet companies, members of 4As and domestic advertising agencies. We divide our sales team by regions across the country to ensure the delivery of targeted advertising solutions. We provide regular training to our sales team to help them provide advertisers with comprehensive information about our services.

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

Content promotion

We employ a variety of traditional and internet promotional activities to promote our content. We deploy outdoor brand advertisements, such as display ads in subway stations. Our promotional efforts are also focused on brand advertisements placed on internet video platforms and social media campaigns. Furthermore, we also organize offline promotional events attended by popular celebrities to raise the awareness of our content offerings.

Intellectual Property and Copyright Protection

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. As of December 31, 2019, we have applied for the registration of 6,706 patents, among which 573 patents of invention, 23 utility model patents and 3,262 patents of appearance have been registered with the State Administration for Market Regulation of the PRC, or the SAMR. We have applied for 4,084 trademarks, among which 3,392 have been registered with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have also registered 374 software copyrights with the Copyright Protection Center of the PRC. Our “” and “” trademarks have been recognized as well-known trademarks by the SAMR.

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

Competition

We primarily compete with Tencent Video and Youku for both users and advertising customers. We also compete with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major TV stations. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—We operate in a highly competitive market and we may not be able to compete effectively.”

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

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated in June 11, 2001, February 21, 2003, December 28, 2015 and June 6, 2019, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

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

Furthermore, the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, the latest version of which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies businesses into three categories with regard to foreign investment: (i) “encouraged”, (ii) “restricted”, and (iii) “prohibited”. The latter two categories are included in the negative list, which was first introduced into the Foreign Investment Catalog in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (2018 Negative List) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2017. On June 30, 2019, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (2019 Negative List) for Foreign Investment Access, or the Special Administrative Measures, which replaced the 2018 Negative List. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Our business falls under value-added telecommunications services, which are listed under the Special Administrative Measures.

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

On December 15, 2019, the Office of the Central Cyberspace Affairs Commission promulgated the Provisions on the Governance of Network Information Content Ecology, or the Network Information Content Provisions. According to the Network Information Content Provisions, content platforms shall set up a mechanism for ecological governance of network information content, develop detailed rules for ecological governance of the network information content, and improve systems for user registration, account management, information release examination, posts and comments examination, among others. If a content platform violates the Network Information Content Provisions, the competent cyberspace authorities may hold interviews, give warnings and order the platform to make rectifications within a specified time limit. If the content platform fails to do so or if the circumstances are severe, the cyberspace authorities may order such platform to suspend its information update and impose other penalties. As a provider of commercial internet information services, we are required to comply with the Network Information Content Provisions. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

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

On May 27, 2016, the SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-Video Program Service, or the Mobile Audio-Video Program Notice. The Mobile Audio-Video Program Notice provides that the mobile Internet audio-video program services shall be deemed Internet audio-video program service. Entities which have obtained the approvals to provide the Internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services. The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the NRTA and/or SFB.

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

On December 27, 2018, the State Administration of Radio and Television issued the Notice on the Upgrading of the Network Audiovisual Program Information Recording System (“Notice 158”). According to the Notice 158, the State Administration of Radio and Television has added a new module called “Main Network Movies and Teleplays Information Recording System” (“Recording System”) in “Network Play, Micro Film and other Network Audiovisual Program Information Recording System”. Since February 15, 2019, before the production of main network movies and teleplays (including network plays, network movies and network animations), the producers shall provide relevant information, such as name, type, content outline, budget making, etc. Main network movies and teleplays shall include network series (network animations) with total investment of more than RMB5 million and network movies with an investment of more than RMB1 million. After shooting and production of main network movies and teleplays, the producers shall provide relevant information, such as the expected broadcasting platform, amount of actual investment, actor’s remuneration and so on in the Recording System, and submit the finished programs to the relevant radio and television administrative departments. Main network series, network movies and network animations with on-line filing numbers could be broadcasted and promoted on the home pages of various audio-visual program websites, or could be used for investment promotion, membership recommendation, online recommendation and program optimization of audio-visual program websites. Beijing iQiyi has obtained an internet audio-video program transmission license which will remain effective until October 23, 2021, covering certain audio-video program services as provided in category II and Shanghai Zhong Yuan has obtained an internet audio-video program transmission license which will remain effective until March 23, 2020, covering certain audio-video program services as provided in category II, category III and category IV.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 31, 2018. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Each of Beijing iQIYI, Shanghai Zhong Yuan and iQIYI Pictures has obtained a Radio and Television Program Production and Operation Permit for their respective businesses.

Regulations on Online Culture Administration

According to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the Ministry of Culture, or the MOC, on February 17, 2011, and amended on December 15, 2017. Internet culture activities include: (i) production, reproduction, import, release or broadcast of internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the internet for spreading); (ii) distribution or publication of cultural products on internet; and (iii) exhibitions, competitions and other similar activities concerning internet culture products. The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate Internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music. Each of Beijing iQIYI and Shanghai Zhong Yuan has obtained a Network Cultural Business Permit from the relevant authorities.

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

Regulations on E-Commerce

The Standing Committee of the National People’s Congress enacted the PRC E-Commerce Law on August 31, 2018, which came into effect on January 1, 2019. Under the PRC E-Commerce Law, E-Commerce refers to operating activities of selling goods or providing services through the internet or other information networks. The PRC E-Commerce Law generally applies to: (i) platform operators, which refer to legal persons or unincorporated organizations that provide network places of business, transaction matching, information release and other services to enable the transaction parties to carry out independent transaction activities; (ii) operators on the platform, which refer to e-commerce operators that sell goods or provide services to customers through e-commerce platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or other network services. The PRC E-Commerce Law also provides rules in relation to e-commerce contracts, dispute settlements, e-commerce development as well as legal liabilities involved in e-commerce.

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

The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

On January 23, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Announcement on Carrying out Special Campaigns against Mobile Internet Application Programs Collecting and Using Personal Information in Violation of Laws and Regulations, or “the App Announcement,” which prohibits mobile app operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. According to the App Announcement, mobile app operators shall indicate to users the rules for collecting and using personal information in a simple, concise and easy-to-understand manner, with permission independently granted by the user. Furthermore, coercive or excessive collection of personal information, collection and use of personal information without user permission, leakage and loss of information or possible leakage and loss of personal information without any remedial measure, illegal use of personal information are prohibited. On November 28, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued  the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

On October 1, 2019, the Office of the Central Cyberspace Affairs Commission promulgated the Cyber Protection of Children's Personal Information Provisions, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business. ”

Regulations on Intellectual Property Rights

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

As of December 31, 2019, we have registered 374 software copyrights in the PRC.

Patent law

According to the Patent Law of the PRC (Revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. As of December 31, 2019, we have applied for approximately 6,706 patents in the PRC, among which 3,858 have been registered.

Trademark law

Trademarks are protected by the Trademark Law of the PRC (Revised in 2013) which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the SAMR handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. As of December 31, 2019, we have applied for registration of 4,084 trademarks with the Trademark Office of the SAMR, among which 3,392 have been registered.

Regulations on domain names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. As of December 31, 2019, we have registered 172 domain names in the PRC.

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

According to the Measures for Reporting of Information on Foreign Investment, which was promulgated by the MOFCOM and the SAMR, which has replaced the SAIC, became effective on January 1, 2020, the Administrative Regulations on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the foreign invested enterprise shall be registered with the SAMR and shall submit investment information to the competent commercial authorities through the enterprise registration system and the national enterprise credit information publicity system.

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

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise, or the Provisions on Ratio of the Registered Capital to the Total Investment, promulgated by SAIC on February 17, 1987 and effective on March 1, 1987, with respect to a Sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than 1/2 of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

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

As of the date of this annual report, Beijing QIYI Century, Chongqing QIYI Tianxia Science & Technology Co., Ltd., iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Chengdu iQIYI Culture Promotion Co., Ltd., Beijing iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd. and Shanghai iQIYI New Media Technology Co., Ltd., our wholly foreign-owned subsidiaries are in an accumulated loss position. Beijing QIYI Century, Chongqing QIYI Tianxia Science & Technology Co., Ltd., iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Chengdu iQIYI Culture Promotion Co., Ltd., Beijing iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd. and Shanghai iQIYI New Media Technology Co., Ltd. have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but who have established institutions or premises in the PRC or income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if their permanent establishment or premises in the PRC have no actual relationship to the relevant income derived in the PRC, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the

Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. The Notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively.

As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities are generally subject to 3%, 6%, 9% or 13% VAT rate.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors which do not have an establishment or place of business in the PRC, or which have an establishment or place of business that is not effectively connected with the relevant income, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and will take effect on April 1, 2018, when determining the applicant’s status as a “beneficial owner” with respect to the tax treatment of dividends, interest or royalties under certain tax treaties, several factors, including whether the applicant is obligated to pay more than 50% of his or her income over a twelve-month period to residents of a third country or region, whether the business operated by the applicant constitutes actual business activities; and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax or levies tax at an extremely low rate, will be taken into account and be analyzed according to the actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her “beneficial owner” status shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by a non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investments in China, or whether its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries that directly or indirectly hold PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended on June 15, 2018. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended in 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

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

The following diagram illustrates our current corporate structure, which include our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

For details of contractual arrangements, see “ — Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”

Equity interest.

Notes

(1)	The shareholders of Intelligent Entertainment are Dr. Yu Gong, our founder, director and chief executive officer, and Mr. Xianghua Yang, our senior vice president, each holding 50% of equity interest.

(2)	The shareholders of iQIYI Pictures are Dr. Yu Gong and Mr. Ning Ya, senior vice president of the company and president of iQIYI Pictures, each holding 50% of equity interest.
(3)	The shareholders of Shanghai iQIYI are Dr. Yu Gong and Mr. Xiaohua Geng, our senior vice president, each holding 50% of equity interest.
(4)	The shareholder of Beijing iQIYI is Mr. Xiaohua Geng, holding 100% of equity interest.
(5)	The shareholder of Shanghai Zhong Yuan is Dr. Yu Gong, holding 100% of equity interest.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, Internet audio-video program services and certain other businesses. We are a company registered in the Cayman Islands. Beijing QIYI Century and iQIYI New Media, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment (previously known as Beijing iQIYI Cinema Management Co., Ltd., or Beijing iQIYI Cinema), our consolidated affiliated entities in the PRC, based on a series of contractual arrangements by and among Beijing QIYI Century, iQIYI New Media, our consolidated affiliated entities and their shareholders.

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

Commitment Letter

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of us under U.S. GAAP and the relevant contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws. Such financial support shall be forgiven by iQIYI, Inc. and Beijing QIYI Century. As of December 31, 2019, iQIYI has provided RMB785.8 million (US$112.9 million) in financial support to Beijing iQIYI under this commitment letter, all of which has been forgiven.

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

Software Usage License Agreement

Pursuant to the software usage license agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century grants Beijing iQIYI non-exclusive rights to use specified software in China. Beijing iQIYI agrees not to sublicense such software usage rights, and agrees to pay specified usage fees to Beijing QIYI Century. The term of this software usage license agreement is five years and can be renewed at the discretion of Beijing QIYI Century. On December 2, 2016, Beijing QIYI Century executed a confirmation letter to extend the term of the software usage license agreement for another five years.

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

The contractual arrangements by and among iQIYI, Inc., iQIYI New Media, Intelligent Entertainment, and the shareholders of Intelligent Entertainment, including loan agreements, share pledge agreements, exclusive purchase option agreement, exclusive management consulting and business cooperation agreement, commitment letter, power of attorney and spousal consent letters, are substantially the same as the corresponding contractual arrangements discussed above.

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

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 66,909 square meters. We own office premises of approximately 17,570 square meters in Shanghai. We also lease offices in Shanghai, Chongqing and various other cities, with an aggregate area of approximately 27,773 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases, and we plan to renew most of these leases when they expire:

Leased properties	Term	Area (square meters)
Beijing	1, 2, 3, 4 and 20 years	66,909
Shanghai	1, 3 and 20 years	2,949
Chongqing	2 years	11,143
Others	1, 2, 3, 5 and 10 years	13,680
Total		94,681

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

Selected Income Statement Items

Total Revenues

We derive our revenues from (i) membership services, (ii) online advertising services, (iii) content distribution and (iv) others. Starting from January 1, 2018, we adopted ASC 606, which reclassifies VAT from cost of revenues to net against revenues among other changes. The consolidated statements of comprehensive loss data for the years ended December 31, 2018 and 2019 presented below have been prepared in accordance with ASC 606 and is net of VAT of RMB1,457.8 million and RMB1,641.1 million (US$235.7 million), respectively, while the consolidated statements of comprehensive loss data for the year ended December 31, 2017 presented below have been prepared in accordance with the legacy revenue accounting standard (ASC 605) and, unlike the consolidated statement of comprehensive loss data for the years ended December 31, 2018 and 2019, is not net of VAT of RMB981.6 million. The following table presents our revenue lines and as percentages of our total revenues for the periods presented.

	For the year ended December 31,
	2017(1)		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	6,536,028	37.6	10,622,769	42.5	14,435,611	2,073,546	49.8
Online advertising services	8,158,924	46.9	9,328,061	37.3	8,270,600	1,187,997	28.5
Content distribution	1,191,816	6.9	2,162,643	8.7	2,544,221	365,454	8.8
Others	1,491,582	8.6	2,875,643	11.5	3,743,226	537,681	12.9
Total revenues	17,378,350	100.0	24,989,116	100.0	28,993,658	4,164,678	100.0

Note:

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.

Membership services

We offer membership packages to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, (iii) merchandise selection and privilege, (iv) higher community status in our iQIYI Paopao social platform. We generate a small portion of our membership services revenue from on-demand content purchase by our users and the sale of the right to services such as other parties' memberships.

Online advertising services

Our advertising revenues are recognized net of advertising agency rebates in 2017, and net of advertising agency rebates and VAT in 2018 and 2019. Most of our advertising services are in the form of brand advertising. Due to the recent outbreak of COVID-19, we expect to experience a decline in our online advertising revenues in the first quarter of 2020 and such outbreak may continue to negatively impact our online advertising revenues.

Content distribution

We distribute video content licensed from third parties by sub-licensing such content to other third-party internet video streaming platforms, and as consideration receive either cash or the right to distribute on our platform certain licensed content from such platforms. We also distribute selected premium content, especially original content titles, to regions outside of China and to TV stations in China.

Others

We generate revenues from various other channels, such as online games, live broadcasting, and talent agency business. We generate revenues from online games both by distributing third-party online games and sharing revenues with them, and offering our self-developed online games. We launched several new self-developed and licensed games in 2019 following the acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content. We generate revenues from live broadcasting through the sale and consumption of virtual items purchased by viewers of our live broadcasting shows. We generate revenues from talent agency services, primarily from celebrity endorsement contracts for the artists we represent. In addition, we also generate revenues from IP licensing, online literature and e-commerce.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of revenues, (ii) selling, general and administrative expenses and (iii) research and development expenses.

Cost of revenues. Our cost of revenues mainly consists of content costs, bandwidth costs and others. Content costs mainly consist of costs for original content, which includes amortization of capitalized produced content and expenses recorded when production costs exceed the total revenues to be earned; licensed content, which includes amortization and impairment of licensed copyrights; and revenue sharing cost for content uploaded by partners and cost incurred for live broadcasting hosts. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. We expect that our cost of revenues will increase in the foreseeable future as we continue to expand our premium contents and enhance our user base and level of user engagement over time.

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

Taxation

We had income tax expense of RMB78.8 million and RMB51.9 million (US$7.4 million) in 2018 and 2019, respectively, and income tax benefit of RMB7.6 million in 2017. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

PRC

Generally, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, or HNTE. A HNTE certificate is normally effective for a period of three years. Certain of our PRC subsidiaries and VIEs, including Beijing QIYI Century, Beijing iQIYI and Shanghai Zhong Yuan, are qualified as HNTE. The related tax holiday under such HNTE certificates of our entities will expire in 2021 or 2022. An enterprise may also benefit from preferential tax treatments under the EIT law if it qualifies as a Software Enterprise, or SE. Chengdu Skymoons Interactive Network Game Co.,Ltd, or Skymoons Interactive, qualified as a SE, is entitled to an exemption from the enterprise income tax for two years beginning from 2017, and a reduced tax rate of 12.5% for the subsequent three years.

Our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to VAT at a rate of 3%, 6%, 9% or 13% on the services we provide and related surcharges.

If our holding company in the Cayman Islands or our subsidiary outside of the PRC were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on value-added telecommunication services, internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses, we operate our internet platform and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb a majority of the risk of loss and receive a majority of the residual returns from the affiliated entities’ activities. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities and are the primary beneficiary of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Revenue recognition

We adopted ASC 606, Revenue from Contracts with Customers from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018 and 2019 were presented in accordance with ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continued to be presented in accordance with ASC topic 605 (“ASC 605”), Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an adjustment to decrease the opening balance of accumulated deficit on January 1, 2018 by RMB916.1 million, with the impact primarily related to our earlier recognition of online advertising revenues under ASC 606 compared to legacy GAAP.

Our revenues are derived principally from membership services, online advertising services and content distribution and other revenues. Commencing on January 1, 2018, we recognize revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. Pursuant to ASC 606, VAT was reclassified from cost of revenue and net against revenues.

Membership services

We offer membership services to subscribing members with various privileges, which primarily including access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others.

When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand content purchases made by subscribing members and the sale of the rights to services such as other parties' memberships, which we recognize on a net basis when we do not control the specified services before they are transferred to the customer. We are the principal in all our relationships where partners provide access to the membership services as we retain control over our service delivery to our subscribing members. Typically, payments made to the partners, such as for payment processing services, are recorded as cost of revenues.

Online advertising services

We sell advertising services primarily to third-party advertising agencies and a small portion are sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We perform a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where we provide customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, we would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied through our display of the advertisements in accordance with the revenue contracts.

We provide various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. We have a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. We account for these incentives granted to customers as variable consideration. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers.

Content distribution

We generate revenues from sub-licensing content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors has a specified license period and provide us rights to sub-license these contents to other parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, we are entitled to receive the sub-license fee under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content represents a license of functional intellectual property which grants a right to use our licensed copyrights and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.

We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received starting from January 1, 2018 when ASC 606 was adopted. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the licensed copyrights received based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, calculated based on its estimated usage patterns.

Others

Other revenues mainly include revenues from online games and live broadcasting.

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

Contract balances

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were primarily presented as “Customer advances and deferred revenue” and contract assets are included in “Prepayments and other assets” on the consolidated balance sheets.

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

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair values, equity method investments, available-for-sale debt securities accounted for at fair value and held-to-maturity debt securities accounted for at amortized cost.

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

Available-for-sale debt securities are convertible debt instruments issued by private companies, which are measured at fair value, with interest income recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

Held-to-maturity debt securities are purchased from a financial institution and pledged as collateral for certain long-term loans, which are stated at amortized cost. Interest income, including amortization of the premium and discount arising at acquisition, are included in earnings.

An impairment loss on the equity method investments, available-for-sale debt securities and held-to-maturity debt securities is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

Produced content, net

We produce original content in-house and collaborate with external parties. The cost incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs and is reported separately as non-current assets with caption of “Produced content” on the consolidated balance sheet. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Production costs exceeding the estimated total revenues to be earned (“ultimate revenue”) are expensed as cost of revenues. Ultimate revenue estimates include contracted revenue, if any, and revenue expected to be earned not exceeding ten years from the date of initial release from all sources, including exhibition, licensing, or exploitation of produced content if similar content has demonstrated a history of recognizing such revenue. We estimate ultimate revenue to be earned during the economic useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. We amortize produced content using an accelerated method based on historical and estimated usage patterns of its produced contents. Significant management judgement is required to estimate the growth rates for our membership services and online advertising revenue, which could significantly impact estimated ultimate revenue and usage patterns of produced content. These estimates are periodically reviewed and adjusted, if appropriate. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision. We review unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost.

Licensed copyrights, net

Licensed copyrights consist of PPC, such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our internet platform. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage.

We have two types of licensed copyrights, (i) non-exclusive licensed copyrights and (ii) exclusive licensed copyrights. With non-exclusive licensed copyrights, we have the right to broadcast the content on our own internet platform. While, with exclusive licensed copyrights, in addition to the broadcasting right, we also have the right to sublicense the underlying contents to external parties.

Non-exclusive licensed copyrights are amortized using an accelerated or a straight-line method based on historical and estimated viewership consumption patterns over its economic useful lives. Estimates of future viewership consumption patterns and economic useful lives for licensed copyrights are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250 (“ASC 250”), Accounting Changes and Error Corrections.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense the content to external parties, and we allocate the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of our estimate of the total revenues that will be generated by each right over its economic useful lives. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect online advertising and membership revenues, the content costs are amortized in accordance with ASC subtopic 920-350, Entertainment-Broadcasters: Intangibles—Goodwill and Other, or ASC 920-350, using the same method as non-exclusive licensed copyrights as described above. For the right to sublicense to external parties, which is the portion of an exclusive licensed copyright that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern. We review the forecasted total direct distribution revenues on a periodic basis and any changes in estimates will result in applying a revised fraction to the net carrying amount of the right to sublicense as of the beginning of the fiscal year.

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

Net realizable value is determined by estimating the expected cash flows generated from provision of online advertising and membership services, less any direct costs, over the remaining useful lives of the licensed copyrights. We estimate online advertising and membership cash flows for each category of content separately. Estimates that impact advertising and membership cash flows include anticipated levels of demand for our online advertising and membership services and the expected selling prices of such services. For the right to sublicense to external parties, we assess recoverability in accordance with ASC 926-20.

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

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. We determine reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where our segment manager regularly reviews the operating results of that component. We have one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

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

We chose to bypass the qualitative assessment and proceed directly to perform the two-step quantitative impairment test. As of December 31, 2018 and 2019, the step one analysis performed indicated that the fair value of our reporting unit was substantially greater than the respective carrying value, and therefore goodwill related to our reporting unit was not impaired.

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

We have elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met and the share-based awards are forfeited, previously recognized compensation expense relating to those awards are reversed. We elect to estimate forfeitures at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

For the years ended December 31, 2017 and 2018, we account for share-based awards issued to non-employees in accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees. The measurement date of the fair value of a share-based award issued to a non-employee is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if we had paid cash for the services provided by non-employees.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718) (“ASU 2018-07”). Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which will reduce volatility in our consolidated statements of comprehensive loss. We adopted ASU 2018-07 from January 1, 2019, using the modified retrospective method. The impact of adopting ASU 2018-07 was insignificant.

We, with the assistance of an independent third-party valuation firm, determined the fair value of share-based awards granted to employees and non-employees, if applicable.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. We do not expect any material impact on our consolidated financial statements and related disclosures as a result of adopting the new standard.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. We do not expect any material impact on our consolidated financial statements and related disclosures as a result of adopting the new standard.

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”). ASU 2019-02 aligns the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. ASU 2019-02 also requires testing capitalized produced and licensed content for impairment using a fair value model at a film group level when the produced and licensed contents are predominantly monetized with other produced and/or licensed contents. A film or film group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other produced or licensed contents, which is the unit of account for testing impairment. The predominant monetization strategy should be reassessed if there is a significant change to the monetization strategy of a produced or licensed content. Further, ASU 2019-02 requires that an entity reassess estimates of the use of a film in a film group and account for changes, if any, prospectively. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for our fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. We will adopt ASU 2019-02 on January 1, 2020 and report cash outflows for the costs incurred to obtain rights for both produced and licensed content as operating cash outflows in the statement of cash flows. As the majority of our produced and licensed content are predominantly monetized as a group, upon adoption of the new standard, they will be reviewed for impairment when there are events or changes in circumstances that indicate such assessment should be made.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the years presented.

	For the year ended December 31,
	2017(1)		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	6,536,028	37.6	10,622,769	42.5	14,435,611	2,073,546	49.8
Online advertising services	8,158,924	46.9	9,328,061	37.3	8,270,600	1,187,997	28.5
Content distribution	1,191,816	6.9	2,162,643	8.7	2,544,221	365,454	8.8
Others	1,491,582	8.6	2,875,643	11.5	3,743,226	537,681	12.9
Total revenues	17,378,350	100.0	24,989,116	100.0	28,993,658	4,164,678	100.0
Operating costs and expenses:
Cost of revenues(2)	(17,386,563)	(100.0)	(27,132,811)	(108.6)	(30,348,342)	(4,359,267)	(104.7)
Selling, general and administrative(2)	(2,674,990)	(15.4)	(4,167,889)	(16.7)	(5,236,007)	(752,105)	(18.1)
Research and development(2)	(1,269,806)	(7.3)	(1,994,652)	(8.0)	(2,667,146)	(383,112)	(9.2)
Total operating costs and expenses	(21,331,359)	(122.7)	(33,295,352)	(133.3)	(38,251,495)	(5,494,484)	(131.9)
Operating loss	(3,953,009)	(22.7)	(8,306,236)	(33.3)	(9,257,837)	(1,329,806)	(31.9)
Total other income/(expenses), net	208,512	1.2	(676,194)	(2.7)	(967,050)	(138,908)	(3.3)
Loss before income taxes	(3,744,497)	(21.5)	(8,982,430)	(36.0)	(10,224,887)	(1,468,714)	(35.3)
Income tax benefit/(expense)	7,565	0.0	(78,801)	(0.3)	(51,852)	(7,448)	(0.2)
Net loss	(3,736,932)	(21.5)	(9,061,231)	(36.3)	(10,276,739)	(1,476,162)	(35.4)

Note:

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.
(2)	Share-based compensation expense was allocated as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	34,895	83,351	171,053	24,570
Selling, general and administrative	130,994	368,598	675,278	96,998
Research and development	67,535	104,262	238,189	34,214
Total	233,424	556,211	1,084,520	155,782

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues

Our revenues increased by 16.0% from RMB24,989.1 million in 2018 to RMB28,993.7 million (US$4,164.7 million) in 2019.

Membership services. Our membership services revenue increased by 35.9% from RMB10,622.8 million in 2018 to RMB14,435.6 million (US$2,073.5 million) in 2019, primarily driven by the increase in the number of subscribing members, which in turn was primarily a result of the popularity of our premium content, especially our self-produced blockbuster titles, and various operational initiatives. The number of subscribing members increased by 22.3% from 87.4 million as of December 31, 2018 to 106.9 million as of December 31, 2019. Excluding individuals with trial memberships, the number of subscribing members increased by 22.7% from 86.1 million as of December 31, 2018 to 105.7 million as of December 31, 2019. The number of subscribing members is the main driver for our membership services revenue. We track the number of subscribing members as a key indicator for membership revenue growth, and our operational efforts have also been primarily aimed at growing this number.

Online advertising services. Our online advertising services revenue decreased by 11.3% from RMB9,328.1 million in 2018 to RMB8,270.6 million (US$1,188.0 million) in 2019, as a result of the challenging macroeconomic environment in China, the uncertainty of certain content scheduling, the tightened regulatory environment, and the intensified competition in advertising business. Average brand advertising revenue per brand advertiser decreased by 11.9% from RMB6.7 million in 2018 to RMB5.9 million (US$0.9 million) in 2019. Average brand advertising revenue per brand advertiser is the main driver for our online advertising services revenue. We track the average brand advertising revenue per brand advertiser as a key indicator to evaluate our advertising services business and adapt our sales strategy, advertisement solutions and content scheduling accordingly.

Content distribution. Our content distribution revenue increased by 17.6% from RMB2,162.6 million in 2018 to RMB2,544.2 million (US$365.5 million) in 2019, primarily caused by an increased average transaction amount of premium content titles.

Others. Other revenues increased by 30.2% from RMB2,875.6 million in 2018 to RMB3,743.2 million (US$537.7 million) in 2019, primarily as a result of the growth of a number of business verticals, especially the growth of our game business after the acquisition of Skymoons.

Cost of revenues

Our cost of revenues increased by 11.9% from RMB27,132.8 million in 2018 to RMB30,348.3 million (US$4,359.3 million) in 2019.

Content cost. Content cost increased by 5.6% from RMB21,060.9 million in 2018 to RMB22,246.8 million (US$3,195.6 million) in 2019. The RMB1,185.9 million increase was primarily due to higher content costs recorded relating to licensed copyrights and self-produced content as we continue to invest in our comprehensive and diversified content library. Our ratio of cash spending on content costs, which is cash spending on content divided by our content costs recorded relating to licensed copyrights and self-produced content, decreased from 117% in 2018 to 100% in 2019. The ratio decrease was due to a combined effect of decreased cash spending, more content aired on our platform, as well as a higher mix of self-produced content in our content library.

Bandwidth cost. Our bandwidth cost increased by 22.5% from RMB2,384.3 million in 2018 to RMB2,920.0 million (US$419.4 million) in 2019, primarily as a result of the increased bandwidth necessary to support the growth of our user traffic and better user experience, which is partially offset by enhanced operational efficiency.

Gross loss

As a result of the foregoing, we had gross losses of RMB2,143.7 million and RMB1,354.7 million (US$194.6 million) in 2018 and 2019, respectively. Our gross loss is calculated by subtracting cost of revenues from revenues. Our gross losses as a percentage of total revenues decreased from 2018 to 2019, which was primarily attributed by the decrease of content cost as a percentage of total revenues due to membership services revenue increase. We expect our cost of revenues to continue to increase on an absolute basis as traffic to our platform increases, user base of our platform grows, the resolution of our videos improves and as we produce and acquire more high-quality content to enrich user experience in our diversified monetization channels. We will devote more resources on original content productions. We cannot provide an accurate estimate as to when we will achieve gross profit. For specific factors that may constrain our ability to reverse our gross loss, see “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and may continue to incur losses in the future.”

Selling, general and administrative expenses

Selling expenses increased by 22.8% from RMB3,244.9 million in 2018 to RMB3,984.2 million (US$572.3 million) in 2019, primarily due to the increase in marketing and promotional expenses, as well as in personnel compensation expenses. Our marketing and promotional expenses increased by 21.5% from RMB2,268.8 million in 2018 to RMB2,757.2 million (US$396.0 million) in 2019, as we increased our brand and content promotional spending, and spending on user acquisition channels, including mobile device manufacturers, search engines and mobile app stores. Our sales and marketing personnel compensation expenses increased by 31.2% from RMB777.5 million in 2018 to RMB1,020.3 million (US$146.6 million) in 2019, primarily due to increased average compensation level.

General and administrative expenses increased by 35.6% from RMB923.0 million in 2018 to RMB1,251.8 million (US$179.8 million) in 2019, primarily due to the increase in personnel compensation expenses. Our general and administrative personnel compensation expenses increased by 68.5% from RMB479.5 million in 2018 to RMB808.1 million (US$116.1 million) in 2019, primarily due to increased headcount and average compensation level. Our general and administrative personnel headcount increased from 482 as of December 31, 2018 to 551 as of December 31, 2019.

Research and development expenses

Our research and development expenses increased by 33.7% from RMB1,994.7 million in 2018 to RMB2,667.1 million (US$383.1 million) in 2019, primarily due to the increase in research and development personnel compensation expenses. Our research and development personnel compensation expenses increased by 35.4% from RMB1,740.5 million in 2018 to RMB2,357.5 million (US$338.6 million) in 2019, primarily due to the increased headcount and average compensation level. Our research and development personnel headcount increased from 3,721 as of December 31, 2018 to 4,064 as of December 31, 2019.

Income tax expense

In 2018, RMB78.8 million income tax expense was recognized, which included RMB123.9 million current year income tax and RMB45.1 million deferred income tax benefit. In 2019, RMB51.9 million (US$7.4 million) income tax expense was recognized, which resulted from RMB129.2 million (US$18.5 million) current year income tax and RMB77.3 million (US$11.1 million) deferred income tax benefit.

Net loss

As a result of the foregoing, we had net losses of RMB9,061.2 million and RMB10,276.7 million (US$1,476.2 million) in 2018 and 2019, respectively.

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

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

As of December 31, 2019, we had RMB5,934.7 million (US$852.5 million) and RMB974.9 million (US$140.0 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our restricted cash mainly represents restricted deposits used as collateral against short-term loans. As of December 31, 2019, we had RMB4,579.3 million (US$657.8 million) in short-term investments. Our short-term investments consisted of held-to-maturity debt securities and available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

Our total current liabilities were RMB20,173.2 million (US$2,897.7 million) as of December 31, 2019, which primarily included RMB8,212.4 million (US$1,179.6 million) in accounts and notes payable and RMB3,794.7 million (US$545.1 million) in accrued expenses and other liabilities.

Historically, we have not been profitable nor generated positive net cash flows (if excluding the net proceeds we received in our initial public offering and our convertible notes offerings). Accounts and notes payable amounted to RMB10,162.4 million and RMB8,212.4 million (US$1,179.6 million) as of December 31, 2018 and 2019, respectively. A substantial majority of our accounts and notes payable is due to third party content providers. The decrease in accounts and notes payable was primarily because we shortened the number of turnover days by financing arrangements mentioned as follows.

We prudently manage our working capital to support our business and operations. In terms of financing activities, we have been actively seeking additional financings to improve our liquidity position. We completed the initial public offering of our ADSs in April 2018, and received net proceeds of RMB14.9 billion. Prior to that, we completed the US$1.53 billion convertible notes financing in 2017, which were converted to Series G preferred shares in October 2017, obtained multiple lines of credit from commercial banks and have secured from Baidu another loan of RMB650.0 million in early 2018. In addition, we completed the US$750 million convertible notes offering in December 2018 and the US$1.2 billion convertible notes offering in March 2019, respectively. In connection with our convertible notes offering, we also entered into capped call transactions. Further, in December 2018 and November 2019, certain supplier invoices selected by us which were recorded as accounts payable totaling RMB525.3 million and RMB587.0 million (US$84.3 million), respectively, were factored to a financial institution, or the factored receivables, at a discount. The factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the factored receivables, maturing from December 2019 to November 2021, were issued to third party investors with a stated interest rate ranging from 5.0% to 5.5% and raised total gross proceeds of RMB446.0 million and RMB500.0 million (US$71.8 million), respectively.

In terms of business initiatives, we will (i) continue to pursue strategies to increase our revenues from membership services, online games services, live broadcasting services and in-feed advertising services, where customers usually prepay for our services, (ii) continue to work closely with our advertising customers and suppliers in order to optimize our payment terms, and (iii) continue to strengthen our content production capabilities in order to gain more pricing power over our content sourcing efforts.

We believe that our current cash and cash equivalents, restricted cash, short-term investments and proceeds and lines of credit/financing available to us and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We have been improving our working capital position and have achieved a working capital surplus since December 31, 2018. As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital position or to maintain the surplus beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market and commercial banks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.”

As of December 31, 2019, 12.6% of our cash and cash equivalents, restricted cash and short-term investments were held in the PRC, while 9.2% of our cash and cash equivalents, restricted cash and short-term investments were held by our consolidated affiliated entities and their subsidiaries.

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

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance since we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries determine to adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated affiliated entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM and the amount of registered capital of such foreign-invested company, however, there are uncertainties regarding the interpretation of  the Foreign Investment Law and the PBOC Notice No. 9, as well as their impact on the implementation of the Provisions on Ratio of the Registered Capital to the Total Investment.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	4,011,784	2,884,186	3,906,227	561,094
Net cash used for investing activities	(10,660,674)	(20,949,094)	(11,749,571)	(1,687,720)
Net cash provided by financing activities	6,561,110	23,474,959	7,880,306	1,131,934
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(143,417)	617,386	112,265	16,127
Net (decrease)/increase in cash, cash equivalents and restricted cash	(231,197)	6,027,437	149,227	21,435
Cash, cash equivalents and restricted cash at the beginning of the year	964,207	733,010	6,760,447	971,077
Cash, cash equivalents and restricted cash at the end of the year	733,010	6,760,447	6,909,674	992,512

Net cash provided by operating activities

Net cash provided by operating activities increased from RMB2,884.2 million in 2018 to RMB3,906.2 million (US$561.1 million) in 2019, due to the combined effect of an increase in net loss by RMB1,215.5 million from RMB9,061.2 million in 2018 to RMB10,276.7 million (US$1,476.2 million) in 2019, an increase of non-cash items by RMB2,870.1 million from RMB15,519.6 million in 2018 to RMB18,389.7 million (US$2,641.4 million ) in 2019, and an increase of cash outflow for operating assets and liabilities by RMB632.4 million from RMB3,574.2 million in 2018 to RMB4,206.6 million (US$604.3 million) in 2019. The increase of non-cash items was primarily due to increases of amortization and impairment of licensed copyrights and intangible assets, which are driven by continuous business expansion to maintain our market leadership and establish our ecosystem, accretion on convertible senior notes, fair value change and impairment of long-term investments, share-based compensation, as a result of retaining and providing long-term incentives to key employees, and decrease of non-cash barter sublicensing revenues driven by increased cash sub-license transactions. The increase of cash outflow for operating assets and liabilities was primarily because we shortened the number of turnover days.

Net cash provided by operating activities decreased from RMB4,011.8 million in 2017 to RMB2,884.2 million in 2018, primarily due to the combined effect of an increase in net loss, as adjusted for non-cash items, and changes in operating assets and liabilities. Net loss increased by RMB5,324.3 million from RMB3,736.9 million in 2017 to RMB9,061.2 million in 2018, partially offset by the increase in the amortization and impairment of licensed copyrights and produced content from RMB8,693.6 million in 2017 to RMB14,501.7 million in 2018 as a result of continued expansion of our content portfolio to maintain our market leadership. Operating cash outflow increased primarily due to expenditures on original content production, which increased by RMB2,582.8 million from RMB1,962.2 million in 2017 to RMB4,545.0 million in 2018. In addition, due to the depreciation of the Renminbi against the U.S. dollar, we recognized RMB333.6 million of unrealized foreign exchange gain in 2017 and RMB940.5 million of unrealized foreign exchange loss in 2018.

Net cash used for investing activities

Net cash used for investing activities decreased from RMB20,949.1 million in 2018 to RMB11,749.6 million (US$1,687.7 million) in 2019 primarily due to (i) decreased cash outflow from investing in debt securities by RMB6,664.1 million from net cash outflow of RMB4,884.2 million in 2018 to net cash inflow of RMB1,779.9 million (US$ 255.6 million) in 2019; (ii) a decrease of acquisition of licensed copyrights by RMB1,084.6 million from RMB13,042.1 million in 2018 to RMB11,957.5 million (US$1,717.6 million) in 2019 because we have increased our expenditures on original content production; and (iii) there was no significant business acquisition in 2019 like the acquisition of Skymoons in the amount of RMB1,018.0 million in 2018.

Net cash used for investing activities increased from RMB10,660.7 million in 2017 to RMB20,949.1 million in 2018 primarily due to (i) an increase of acquisition of licensed copyrights from RMB9,087.4 million in 2017 to RMB13,042.1 million in 2018 as result of the continued expansion of our content portfolio, (ii) cash expenditure for the acquisition of mainly Skymoons in the amount of RMB1,018.0 million, (iii) increased purchase of available-for-sale debt securities from RMB13,770.0 million in 2017 to RMB26,103.9 million in 2018, partially offset by increase in maturity of available-for-sale debt securities from RMB13,748.0 million in 2017 to RMB21,219.8 million in 2018.

We will adopt ASU 2019-02 on January 1, 2020 which the FASB issued in March 2019, and report cash flows for the decrease or increase of acquisition of licensed copyrights as “operating activities” in the statement of cash flows, beginning with the period of adoption.

Net cash provided by financing activities

Net cash provided by financing activities decreased from RMB23,475.0 million in 2018 to RMB7,880.3 million (US$1,131.9 million) in 2019, primarily due to (i) proceeds of RMB14,896.8 million from our IPO in 2018, and (ii) decrease of net cash inflow from loans by RMB3,402.2 million from RMB3,751.8 million in 2018 to RMB349.6 million (US$50.2 million) in 2019, partially offset by increase of net cash inflow generated by issuance of convertible senior notes and purchase of capped calls by RMB2,772.5 million from RMB4,569.9 million in 2018 to RMB7,342.4 million (US$1,054.6 million) in 2019.

Net cash provided by financing activities increased from RMB6,561.1 million in 2017 to RMB23,475.0 million in 2018 primarily due to (i) proceeds of RMB14,896.8 million from the initial public offering of our ADSs in 2018, (ii) proceeds from loans from related parties of RMB2,220.0 million in 2017, which was offset by repayment of loans from related parties of RMB6,726.0 million in 2017, while in 2018, we had proceeds from loans from related parties of RMB650.0 million, and (iii) proceeds of RMB3,387.0 million from short-term loans, which was partially offset by repayment of short-term loans of RMB639.9 million in 2018, while in 2017, proceeds from short-term loans of RMB299.4 million were partially offset by repayment of short-term loans of RMB100.0 million. The increase in net cash provided by financing activities was partially offset by proceeds of RMB10,528.3 million from the issuance of convertible notes in 2017, while in 2018, we received proceeds of RMB5,034.7 million from the issuance of convertible senior notes, net of issuance costs, which was partially offset by our purchase of capped call options of RMB464.8 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers. Our capital expenditures were RMB1,022.3 million, RMB611.9 million and RMB740.2 million (US$106.3 million) in the years ended December 31, 2017, 2018 and 2019, respectively.

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

The table below sets forth the respective revenues contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and our consolidated affiliated entities as of the dates and for the periods indicated:

	Total revenues(1)			Total assets
	For the year ended December 31,			As of December 31,
	2017	2018	2019	2017	2018	2019
iQIYI, Inc. and its wholly-owned subsidiaries	5.7%	8.0%	7.3%	40.2%	53.9%	52.1%
Consolidated affiliated entities	94.3%	92.0%	92.7%	59.8%	46.1%	47.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between iQIYI, Inc. and its wholly-owned subsidiaries and the consolidated affiliated entities.
C.	Research and Development, Patents and Licenses, etc.

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

Technologies to Enhance User Experience

Our advanced video, audio and AI technologies provide users with superior viewing experience in a cost-effective manner. We are one of a few internet video streaming services in China providing concurrent 4K high-definition video quality, HDR (High Dynamic Range) imaging, Dolby Atmos® audio effect and immersive experience via 360 VR for live video streaming. We provide users with clear and smooth video play through adaptive coding technology. Leveraging our big data analytics, features such as AI Radar and Watch Me Only support real-time recognition and search of information from video images, or allow users to view only the segments featuring particular artists. We have one of the world’s largest P2P and CDN-based HCDN (hybrid content delivery network), which seamlessly distributes and transmits massive internet video with high quality and low bandwidth cost. We apply advanced deep learning technology to areas such as advanced content tagging, user profiling, developing knowledge graph and content recommendation. Users are given recommendations based on automatic classification of their tags. Our iQIYI VR app provides an immersive viewing experience via 360 VR. QiYu 4K VR HMD is one of the first 4K mobile VR devices in the world with 3D audio.

In the three years ended December 31, 2017, 2018 and 2019, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB1,269.8 million, RMB1,994.7 million and RMB2,667.1 million (US$383.1 million), respectively, representing 7.3%, 8.0% and 9.2% of our total revenues for the years ended December 31, 2017, 2018 and 2019, respectively. Our research and development expenses consist primarily of personnel-related costs (including share-based compensation expenses).

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2019.

	Payment due by period
	Total	2020	2021	2022	2023	2024 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	17,003,140	1,137,818	1,310,506	362,884	5,585,329	8,606,603
Capital Lease Obligations(2)	18,476	6,894	6,895	4,687	—	—
Operating Lease Obligations(3)	646,832	129,190	119,686	96,956	81,614	219,386
Purchase Obligations(4)	22,339,352	8,940,509	6,501,274	4,251,883	1,539,016	1,106,670
Total	40,007,800	10,214,411	7,938,361	4,716,410	7,205,959	9,932,659

Notes:

(1)

In 2017, we entered into a three-year loan agreement with Bank of China, pursuant to which we are entitled to borrow a secured RMB denominated loan of RMB299.0 million for the general working capital. In 2017, we drew down RMB299.0 million with an interest rate of 4.47%. The principal shall be repaid by installments from 2017 to 2020.

In 2019, we entered into a two-year loan agreement with JPMorgan Chase Bank, N.A., pursuant to which we were entitled to borrow a secured RMB denominated loan of RMB800.0 million (US$114.9 million) for general working capital purposes. In 2019, we drew down RMB447.9 million (US$64.3 million) with an interest rate of 3.55%. Pursuant to the agreement, the principal shall be repaid by installments from 2019 to 2021.

In December 2018, certain supplier invoices selected by us totaling RMB525.3 million were factored to a financial institution (the “2018 factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in our consolidated balance sheets. The 2018 factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the 2018 factored receivables, maturing in December 2019 and December 2020, were issued to third party investors with a stated interest of 5.0%-5.5% and raised total gross proceeds of RMB446 million.

In November 2019, certain supplier invoices selected by us totaling RMB587.0 million (US$84.3 million) were factored to a financial institution (the “2019 factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in our consolidated balance sheets. The 2019 factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the 2019 factored receivables, maturing in November 2021, were issued to third party investors with a stated interest of 5.1% and raised total gross proceeds of RMB500 million (US$71.8 million).

Our 2018 asset-backed debt securities and 2019 asset-backed debt securities are collectively referred as asset-backed debt securities. As of December 31, 2019, the outstanding borrowings from our asset-backed debt securities were RMB898.1 million (US$129.0 million). RMB75.0 million (US$10.7 million) of 2018 asset-backed debt securities was repaid when it became due in December 2019. RMB428.6 million (US$61.6 million) of asset-backed debt securities is repayable within one year and is included in “Long-term loans, current portion” and the remaining balance of RMB469.5 million (US$67.4 million) of 2019 asset-backed debt securities is included in non-current “Long-term loans” on the consolidated balance sheets. The effective interest rate of 2018 asset-backed debt securities and 2019 asset-backed debt securities were 7.00% and 5.97%, respectively.

On December 4, 2018, we issued US$750 million convertible senior notes (the “2023 Notes”). The 2023 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date.

On March 29, 2019, we issued US$1,200 million convertible senior notes (the “2025 Notes”). The 2025 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date.

As of December 31, 2018 and 2019, the principal amount of the liability component of the Notes were RMB5,158.7 million and RMB13,212.1 million (US$1,897.8 million), unamortized debt discount were RMB446.4 million and RMB915.2 million (US$131.5 million), and net carrying amount of the liability component were RMB4,712.3 million and

RMB12,296.9 million (US$1,766.3 million), respectively. As of December 31, 2018 and 2019, the carrying amount of the equity component of the Notes were RMB361.6 million and RMB1,349.3 million (US$193.8 million), respectively. For the years ended December 31, 2018 and 2019, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB23.9 million and RMB669.8 million (US$96.2 million), respectively.

For further information, please see “Loans Payable” under Note 14 and “Convertible Senior Notes” under Note 15 to our consolidated financial statements included elsewhere in this annual report.

(2)	Capital lease obligations represent our obligations for the finance leases of fixed assets.
(3)	Operating lease obligations represent our obligations for leasing office premises and internet data center facilities.
(4)	Purchase obligations represent our future minimum payments under non-cancelable agreements for licensed copyrights, produced content and property management fees.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2019.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	51	Chairman of the Board
Yu Gong	51	Chief Executive Officer and Director
Herman Yu	49	Director
Chuan Wang	50	Director
Haifeng Wang	48	Director
Dou Shen	40	Director
Sam Hanhui Sun	47	Independent Director
Jane Jie Sun	51	Independent Director
Xiaodong Wang	45	Chief Financial Officer
Xiaohui Wang	51	Chief Content Officer
Wenfeng Liu	41	Chief Technology Officer
Xiangjun Wang	42	Chief Marketing Officer
Xianghua Yang	43	Senior Vice President
Youqiao Duan	50	Senior Vice President

Robin Yanhong Li has served as the chairman of our board of directors since 2009. Mr. Li is the co-founder, chairman and chief executive officer of Baidu. Prior to founding Baidu, Mr. Li worked as an engineer for Infoseek, a pioneer in the internet search engine industry, from 1997 to 1999. Mr. Li currently serves on the boards of New Oriental Education & Technology Group Inc. (NYSE: EDU) and Trip.com Group Limited (Nasdaq: TCOM). Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

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

Herman Yu has served as our director since 2017. Mr. Yu is currently the chief financial officer of Baidu. Prior to joining Baidu in September 2017, Mr. Yu was the chief financial officer of Weibo Corporation (Nasdaq: WB) between 2015 and 2017. From 2004 to 2015, Mr. Yu worked at Sina Corporation (Nasdaq: SINA), serving as its chief financial officer in the last eight years. Mr. Yu began his career in the Silicon Valley, where he held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu serves on the boards of 58.com Inc. (NYSE: WUBA) and ZTO Express Inc. (NYSE: ZTO). Mr. Yu, a California Certified Public Accountant, holds a bachelor’s degree in economics from the University of California and a master’s degree in accountancy from the University of Southern California.

Chuan Wang has served as our director since 2014. Mr. Wang is a co-founder of Xiaomi Corporation and joined Xiaomi in 2012. Mr. Wang is currently a senior vice president of Xiaomi Corporation. Mr. Wang is also a co-founder of Beijing Duokan Technology, where he served as chief executive officer since inception in 2010. From 2005 to 2011, Mr. Wang served as the general manager of Beijing Thunder Stone Century Technology Co., Ltd. Mr. Wang serves on the boards of Xunlei Limited (Nasdaq: XNET) and Zhejiang Huace Film & TV Co., Ltd. (300133: CH). Mr. Wang holds a bachelor’s degree from Beijing University of Technology.

Haifeng Wang, Ph.D. has served as our director since June 2018. Dr. Wang joined Baidu in 2010 and was promoted to chief technology officer in May 2019. Dr. Wang overseas our intelligent cloud business, research and development efforts in artificial intelligence as well as other technology groups. From 2014 to 2017, Dr. Wang oversaw Baidu’s core search products. Currently he serves as president of National Engineering Laboratory for Deep Learning Technology and Applications. Dr. Wang is a fellow of the Association for Computational Linguistics (ACL). He obtained his bachelor’s, master’s, and Ph.D. degrees in computer science at the Harbin Institute of Technology.

Dr. Dou Shen has served as our director since September 2019. Dr. Shen currently serves as senior vice president of Baidu, leading Baidu’s Mobile Ecosystem Group (MEG). Dr. Shen oversees Baidu App, search, feed, Haokan short video app, Baidu’s smart mini program and content ecosystem, and online advertising business. Dr. Shen has served in various other roles since joining Baidu in 2012, including in search, display advertising and financial services group. Prior to Baidu, Dr. Shen served as a researcher at Microsoft’s AdCenter Labs. He was also founder of Buzzlabs, a social media analytics company that was later acquired by IAC-owned CityGrid Media. Dr. Shen is currently the vice-chair of KDDC (China chapter of ACM in data-mining). Dr. Shen holds a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from Hong Kong University of Science and Technology.

Sam Hanhui Sun has served as our independent director since March 2018. Mr. Sun has been a venture partner at Blue Lake Capital since 2016. From 2010 to 2015, Mr. Sun served various positions at Qunar Cayman Islands Limited, a Nasdaq-listed company, including Qunar’s president in 2015 and its chief financial officer from 2010 to 2015. From 2007 to 2009, Mr. Sun was the chief financial officer of KongZhong Corporation, a Nasdaq-listed company. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd., and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group. Mr. Sun currently serves as a director on the boards of Yirendai Ltd. (NYSE: YRD) and CAR Inc. (SEHK: 699). Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Jane Jie Sun has served as our director since June 2018. Ms. Sun currently serves as the chief executive officer and a member of the board of directors of Trip.com Group Limited (Nasdaq: TCOM) ("Trip.com"). Ms. Sun first joined Trip.com as its chief financial officer in 2005, and later served as its chief operating officer and co-president, before serving as its chief executive officer in 2016. Ms. Sun is a member of JPMorgan Asian Advisory Board, vice chair of the World Travel & Tourism Council, co-chair of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a member of the board of directors of Business China. In 2019, she was awarded an Asia Society Asia Game Changer award. Forbes named her one of the Emergent 25 Asia’s Latest Star Businesswomen in 2018, and one of the Most Influential and Outstanding Businesswomen in China in 2017. She was also named one of Fortune’s Top 50 Most Powerful Women in Business, and one of Fast Company’s Most Creative People in Business in 2017. During her tenure at Trip.com, she also won the Institutional Investor Awards for the Best CEO and the Best CFO. Ms. Sun received her bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School.

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

Xianghua Yang joined us in 2010 and is our senior vice president responsible for membership business. From 2019, Mr. Yang also serves as president of our newly formed Membership and Oversea Business Group (MOG). Mr. Yang led iQIYI Pictures from 2014 to 2016 and led our mobile business department from 2010 to 2014. Prior to joining iQIYI, Mr. Yang served as deputy general manager of wireless business department at Sohu.com, responsible for R&D, marketing and mobile business. Mr. Yang holds both bachelor’s and master’s degrees in hydraulic and hydroelectric engineering from Tsinghua University.

Youqiao Duan joined us in 2012 and is our senior vice president responsible for intelligent device business. Prior to joining us, Mr. Duan was senior director responsible for investment business at Skyworth Group, where he worked from 2008 to 2012. Prior to that, he served as director at Asiamedia, responsible for DVB and IPTV business. From 2002 to 2006, he worked at DTVIA where he last served as vice president of DVB business. From 1999 to 2002, he worked at focus.cn where he last served as vice president. Mr. Duan holds a bachelor’s degree in automation control from Tsinghua University.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB35.1 million (US$5.0 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Share Incentive Plans

The 2010 Plan

We adopted the 2010 Plan on October 18, 2010, which was amended and restated on November 3, 2014 and August 6, 2016, for the purpose of granting share based compensation awards either through a proprietary interest in our long-term success, or compensation based on fulfilling certain performance goals to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. Under the 2010 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. As of February 29, 2020, options to purchase a total of 405,024,913 ordinary shares were outstanding under the 2010 Plan.

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

The 2017 Plan

We also adopted the 2017 Plan on November 30, 2017, which was further amended on December 7, 2017, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2017 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares, all of which have been granted. As of February 29, 2020, 302,277 restricted share units were outstanding under the 2017 Plan.

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

The shares reserved and to be issued under the 2010 Plan and the 2017 Plan have been registered on the Form S‑8 on May 24, 2018.

The following table summarizes, as of February 29, 2020, the outstanding options and restricted share units that we granted to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Options and Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Gong	127,766,789	0.25 to 0.51	Various dates from 2010/10/18 to 2019/6/22	Various dates from 2020/10/18 to 2029/6/22
Haifeng Wang	*(1)	N/A	N/A	N/A
Dou Shen	*(1)	N/A	N/A	N/A
Xiaodong Wang	*	0.51	Various dates from 2015/2/23 to 2019/6/22	Various dates from 2025/2/23 to 2029/6/22
Xiaohui Wang	*	0.51	Various dates from 2016/8/5 to 2019/6/22	Various dates from 2026/8/5 to 2029/6/22
Xiangjun Wang	*	0.25 to 0.51	Various dates from 2010/10/18 to 2019/6/22	Various dates from 2020/10/18 to 2029/6/22
Xianghua Yang	*	0.25 to 0.5	Various dates from 2010/10/18 to 2019/6/22	Various dates from 2020/10/18 to 2029/6/22
Youqiao Duan	*	0.25 to 0.51	Various dates from 2012/5/8 to 2019/3/1	Various dates from 2022/5/8 to 2029/3/1
Wenfeng Liu	*	0.30 to 0.51	Various dates from 2014/12/5 to 2019/6/22	Various dates from 2024/12/5 to 2029/6/22
Total	208,724,291

Notes:

*	The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.
(1)	In the form of restricted share units.

As of February 29, 2020, other grantees as a group held options to purchase 196,355,716 Class A ordinary shares of our company, with exercise prices ranging from US$0.25 to US$0.51 per share, and 247,183 restricted share units.

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

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Herman Yu and Jane Jie Sun, and is chaired by Mr. Sam Hanhui Sun. We have determined that Sam Hanhui Sun and Jane Jie Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that members including Sam Hanhui Sun and Jane Jie Sun qualify as “audit committee financial experts.” Mr. Herman Yu is a non-voting member of the audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 6,014, 8,577 and 8,889 employees as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had 4,678 employees in Beijing and 4,211 employees in other cities in China. The following table sets forth the number of our employees by function as of December 31, 2019:

Research and development	4,064
Content production and operation	2,424
Sales and marketing	1,850
General and administrative	551
Total	8,889

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 5,135,516,521 ordinary shares outstanding as of February 29, 2020, comprising of 2,259,125,125 Class A ordinary shares (excluding 321,825,406 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans, and the 11,888,853 unvested restricted shares issued to certain employees) and 2,876,391,396 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned(†)		Class B Ordinary Shares Beneficially Owned(††)		Voting Power (†††)
	Number	%	Number	%	%
Directors and Executive Officers:**
Robin Yanhong Li(1)	7,933,331	*	2,876,391,396	100.0	92.7
Yu Gong(2)	99,302,235	4.2	—	—	*
Herman Yu	—	—	—	—	—
Chuan Wang(3)	—	—	—	—	—
Haifeng Wang	*	*	—	—	*
Dou Shen	*	*	—	—	*
Sam Hanhui Sun(4)	—	—	—	—	—
Jane Jie Sun(5)	—	—	—	—	—
Xiaodong Wang	*	*	—	—	*
Xiaohui Wang	*	*	—	—	*
Xiangjun Wang	*	*	—	—	*
Xianghua Yang	*	*	—	—	*
Youqiao Duan	*	*	—	—	*
All directors and executive officers as a group	160,025,914	6.7	2,876,391,396	100.0	92.8
Principal Shareholders:
Baidu Holdings(6)	7,933,331	*	2,876,391,396	100.0	92.7
Xiaomi Ventures Limited(7)	341,874,885	15.1	—	—	1.1
Hillhouse Entities(8)	326,862,409	14.5	—	—	1.1

Notes:

*	Less than 1%.
**

Except for Robin Yanhong Li, Herman Yu, Haifeng Wang and Dou Shen, and as indicated otherwise below, the business address of our directors and executive officers is 9/F, iQIYI Innovation Building, No. 2 Haidian North First Street, Haidian District, Beijing 100080, China. The business address of Robin Yanhong Li, Herman Yu, Haifeng Wang, and Dou Shen is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of February 29, 2020, by the sum of the total number of Class A ordinary shares outstanding as of February 29, 2020 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of February 29, 2020.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of February 29, 2020, by the sum of the total number of Class B ordinary shares outstanding as of February 29, 2020 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of February 29, 2020.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of February 29, 2020, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Mr. Li has the majority voting power in Baidu and is deemed to beneficially own iQIYI’s shares held by Baidu Holdings.

(2)

Representing (i) 92,867,061 Class A ordinary shares that Dr. Gong may purchase upon exercise of options within 60 days of February 29, 2020, and (ii) 6,435,174 Class A ordinary shares held by Cannes Ventures Limited, a company incorporated in the Cayman Islands. Cannes Ventures Limited is wholly-owned by Dr. Gong. The registered address of Cannes Ventures Limited is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.

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

(8)

Representing (i) 6 Class A ordinary shares and 32,184,611 ADSs representing 225,292,277 Class A ordinary shares held by funds managed by Hillhouse Capital Management, Ltd., a company incorporated in the Cayman Islands, and (ii) 14,510,018 ADSs representing 101,570,126 Class A Ordinary Shares held by funds managed by Hillhouse Capital Advisors Ltd., a company incorporated in the Cayman Islands, as reported in a Schedule 13G amendment jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. on February 14, 2020. Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. are under common control and share certain policies, personnel and resources. AnglePoint Asset Management, Ltd., a company incorporated in the Cayman Islands, was established by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. and their affiliates, and the firms continue to share certain policies, personnel and resources. 3,504,619 ADSs representing 24,532,333 Class A ordinary shares were held by funds managed by AnglePoint Asset Management Ltd. as of December 31, 2019, as reported in a Schedule 13G filed by AnglePoint Asset Management, Ltd. on February 14, 2020. Such Class A ordinary shares, in the form of ADSs, held by funds managed by Hillhouse Capital Management, Ltd. are held by HH RSV-V Holdings Limited, or HH RSV-V. Hillhouse Capital Management, Ltd. acts as the sole management company of HH RSV-V and is deemed to be the beneficial owner of the Class A ordinary shares held by HH RSV-V. Such Class A ordinary shares, in the form of ADSs, held by funds managed by Hillhouse Capital Advisors, Ltd. are held by Gaoling Fund, L.P., or Gaoling, and YHG Investment, L.P., or YHG. Hillhouse Capital Advisors, Ltd. acts as the sole management company of Gaoling and the sole general partner of YHG, and is deemed to be the beneficial owner of the Class A ordinary shares, in the form of ADSs, held by Gaoling and YHG. Such Class A ordinary shares, in the form of ADSs, held by funds managed by AnglePoint Asset Management, Ltd. are held by InRe Fund, L.P., or InRe, and ENZ RE Fund, L.P., or ENZ Re. AnglePoint Asset Management, Ltd. acts as the sole management company of each of InRe and ENZ Re, and is deemed to be the beneficial owner of the Class A Ordinary Shares , in the form of ADSs, held by InRe and ENZ Re. The business address of both Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. The business address of AnglePoint Asset Management, Ltd. is 7F, Low Block, 181 Queens Road, Central, Hong Kong.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of February 29, 2020, 33,151,504 of our Class A ordinary shares are held by one record holder in the United States, representing 1.5% of our total issued and outstanding Class A ordinary shares as of such date (excluding 321,825,406 Class A ordinary shares reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plans, and the 11,888,853 unvested restricted shares issued to certain employees). As of February 29, 2020, none of our Class B ordinary shares are held by record holders in the United States.

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

Under this agreement, (i) Baidu agrees not to compete with us in providing video content services that are the same as or substantially similar to our long-form video businesses (with the exception of existing business activities conducted by Baidu and its affiliates and of the business activities conducted by the entity that currently operates Baidu’s online video business), and (ii) we agree not to compete with Baidu in any business that is the same as or substantially similar to Baidu’s core businesses (with the exception of existing business activities conducted by us or our affiliates). Long-form video business means long-form video content services currently provided by iQIYI, such long-form video content includes, but is not limited to, movies, TV series, network series, cartoons, variety shows, documentaries, etc. Whether any service is Baidu’s core business or is the same as or substantially similar to Baidu’s core business shall be determined by Baidu and us in a commercially reasonable manner.

The master business cooperation agreement will expire on the eighth anniversary of the date of execution, extendable for a term of eight years upon agreement by both parties. In the event we are no longer controlled by Baidu, either we or Baidu may terminate this agreement.

Loan Agreement

Under the master business cooperation agreement, Baidu will provide us with a RMB650.0 million (US$93.4 million) loan, which will mature on the fifth anniversary of the grant date. We entered into a loan agreement with Baidu with respect to such loan on January 19, 2018. The loan is interest free.

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

Termination of Certain Agreements

Pursuant to certain service agreements entered into between Baidu and us in 2011, Baidu was obligated to provide us with user traffic support. We had entered into a termination agreement with Baidu in January 2018, pursuant to which such earlier service agreements (including the traffic support obligations of Baidu therein) were terminated, in exchange for Baidu paying a fee of US$27.0 million to us. The excess of the fee received by us over the book value of the recorded favorable contract asset, amounting to RMB104.2 million, was accounted for as a deemed contribution from the controlling shareholder.

Transactions with Baidu

For the years ended December 31, 2017, 2018 and 2019, we generated membership services revenue of RMB4.2 million, RMB19.9 million and RMB20.9 million (US$3.0 million), respectively, advertising services revenue of RMB18.3 million, RMB189.5 million and RMB67.5 million (US$9.7 million), respectively, and other revenues of RMB58.5 million, RMB29.3 million and RMB12.3 million (US$1.8 million), respectively, from Baidu.

We incurred cost of revenues for license fees in the amount of RMB8.3 million, RMB8.9 million and RMB23.1 million (US$3.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We also incurred cost of revenues for bandwidth in the amount of RMB88.9 million, RMB601.1 million and RMB976.5 million (US$140.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We also incurred cost of revenues for traffic acquisition and other services in relation with our ticket booking service in the amount of RMB126.6 million and RMB479.5 million (US$68.9 million) for the years ended December 31, 2018 and 2019, respectively. We incurred selling, general and administrative expenses for advertising services and traffic acquisition service provided by Baidu in the amount of RMB66.0 million, RMB10.8 million and RMB1.8 million (US$0.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We incurred research and development expenses for cloud services provided by Baidu in the amount of RMB2.8 million, RMB5.1 million and RMB19.5 million (US$2.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We incurred interest expenses for entrusted loans provided by Baidu and the convertible notes payable to Baidu in the amount of RMB168.2 million, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2017, 2018 and 2019, we had RMB10.0 million, RMB103.0 million and RMB35.6 million (US$5.1 million), respectively, due from Baidu. The balance mainly represents amounts due from Baidu for advertising services and other services.

As of December 31, 2017, 2018 and 2019, we had RMB77.6 million, RMB421.9 million and RMB1,015.9 million (US$145.9 million), respectively, due to Baidu. The related party balances mainly represented accrued expenses for bandwidth services provided by Baidu as of December 31, 2017, accrued expenses for bandwidth services and cloud services provided by Baidu as of December 31, 2018, and accrued expenses for bandwidth services and cloud services provided by Baidu as of December 31, 2019. As of December 31, 2017, 2018 and 2019, we had RMB50.0 million, RMB700.0 million and RMB700.0 million (US$100.5 million), respectively, in loans due to Baidu. As of December 31, 2017, 2018 and 2019, the total outstanding balance includes an interest-free loan of RMB50.0 million. In April 2017, we borrowed a RMB denominated loan of RMB2,220.0 million with an interest rate of 3.92% from Baidu, which was fully repaid in December 2017. The remaining outstanding balance as of December 31, 2018 and December 31, 2019 was an interest-free loan provided by Baidu in January 2018 that will mature in January 2023.

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

We generate revenues from memberships sold by Xiaomi Group, through various Xiaomi products. For the year ended December 31, 2017, we generated RMB81.5 million for such membership services revenue. We also provide advertising services to Xiaomi Group, and generated revenues of RMB9.2 million for such services for the year ended December 31, 2017. For the year ended December 31, 2017, we also generated other revenues of RMB4.6 million from Xiaomi Group for other services.

We incurred cost of revenues for commissions to Xiaomi Group for memberships and advertising services sold through or, presented by various Xiaomi products. For the year ended December 31, 2017, we incurred such cost of revenues in the amount of RMB42.6 million. We also incurred expenses for advertisements of our service on Xiaomi products, such as Xiaomi smartphones and Mi Box. For the year ended December 31, 2017, we incurred such advertising expenses in the amount of RMB82.8 million.

Other Transactions with Related Parties

For the years ended December 31, 2017, 2018 and 2019, we generated content distribution revenue of nil, RMB88.5 million and RMB443.5 million (US$63.7 million), respectively, from equity investees. For the years ended December 31, 2017, 2018 and 2019, we purchased content from equity investees in the amount of RMB4.3 million, RMB182.9 million and RMB909.5 million (US$130.6 million), respectively. Other related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for each of the years presented.

As of December 31, 2017, 2018 and 2019, we had nil, RMB127.6 million and RMB242.7 million (US$34.9 million), respectively, due from other related parties. The balance mainly represents amounts due from our equity investees for content distribution services or paid in advance by us for licensed copyrights acquisition. We had loan receivables due from our equity investees of nil, RMB104.0 million and RMB105.9 million (US$15.2 million) as of December 31, 2017, 2018 and 2019, respectively, which mainly represented loans provided to the equity investees with an interest rate of 5% that will mature in 2020.

As of December 31, 2017, 2018 and 2019, we had RMB2.5 million, RMB851.8 million and RMB950.3 million (US$136.5 million), respectively, due to other related parties. The related party balances mainly represented deferred revenues in relation to content distribution, IP licensing, advertising services and traffic support services to be provided to one of our equity method investees as of December 31, 2019.

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

As of December 31, 2019, 227 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB247.9 million. We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2019, 893 cases brought by us against others for copyright and trademark infringement, unfair competition and other commercial disputes were pending before various courts in China. The aggregate amount of damages we are seeking under these pending cases is approximately RMB628.5 million.

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

Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “IQ” since March 29, 2018.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective ninth amended and restated memorandum and articles of association, as well as the Companies Law (as amended) insofar as they relate to the material terms of our ordinary shares.

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

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•

the names and addresses of the members, a statement of the shares held by each member, of the amount paid or agreed to be considered as paid, on the shares of each member and whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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
•

a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof; and

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any such class may (subject to any rights or restrictions for the time being attached to any class of share) only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in Delaware and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to (amongst other matters) the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; and

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest.

Where a scheme or contract involving the transfer of shares or any class of shares in a company to another company has, within four months after the making of the offer, been approved by the holders of not less than ninety per cent in value of the shares affected, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. Dissenting shareholders may object by filing proceedings in the Grand Court of the Cayman Islands, but such objections are unlikely to be successful where the offer has been accepted by holders of 90% in value of the shares affected unless there is evidence that shareholders have been treated in an unfair or prejudicial manner.

If an arrangement and reconstruction of a Cayman Islands company is approved by at least 90% in value of the shareholders (as descried above), a dissenting shareholder would have no rights comparable to the appraisal rights which it would have if the company in question were a Delaware corporation (being the right to receive payment in cash for the judicially determined value of its shares).

Shareholders’ Suits. In the ordinary course, litigation brought in the name of the company must be brought by the company acting by its board, such that shareholders cannot sue in the name of the company. However, in certain circumstances (including where the alleged wrongdoer is in control of the company), shareholders in Cayman Islands companies may cause proceedings to be brought derivatively for and on behalf of the company against third parties, including the company’s directors.

Indemnification of Directors and Executive Officers and Limitation of Liability. The ability of Cayman Islands companies to provide in their articles of association for indemnification of officers and directors is limited, insofar as it is not permissible for the directors to contract out of the core fiduciary duties they owe to the company, nor would any indemnity be effective if it were held by the Cayman Islands courts to be contrary to public policy, which would include any attempt to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company including the following—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care and the test in the Cayman Islands against which that duty is measured is both objective and subjective.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to table resolutions at a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association provides that, on the requisition of shareholders holding shares representing in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit of such requisition carry the right to vote at general meetings of the Company, the board shall convene an extraordinary general meeting. However, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Appointment of Directors. For so long as Baidu Holdings and its affiliates collectively hold no less than 50% of the voting power of the Company, Baidu shall be entitled to appoint, remove and replace a majority of the directors.

The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors, appoint any person as a director, to fill a casual vacancy on the board of directors that is not a Baidu Holdings appointed director or as an addition to the existing board of directors. A vacancy on the board of directors created by the removal of a non-Baidu Holdings appointed director may be filled by way of an ordinary resolution of the Company’s shareholders or by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors.

Each director whose term of office expires shall be eligible for re-election at a meeting of the Company’s shareholders or re-appointment by the board of directors.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current memorandum and articles of association, directors not appointed by Baidu Holdings may be removed by ordinary resolution of our shareholders or pursuant to an existing written agreement between the director and the Company.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up either voluntarily or compulsorily. A company may be wound up by the Grand Court of the Cayman Islands for a number of reasons, including: (i) the company has passed a special resolution requiring the company to be wound up by the Grand Court; (ii) the company is unable to pay its debts; and (iii) the Grand Court is of opinion that it is just and equitable that the company should be wound up.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our current articles of association, we may only materially adversely vary the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class of share) with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our current memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares. Under our current memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

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

People’s Republic of China Taxation

The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as an “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a PRC resident enterprise for PRC tax purposes, we will be subject to PRC tax on our global income at a uniform tax rate of 25%.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations under present law of the ownership and disposition of the ADSs or Class A ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on the applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury Regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the IRS and such other authorities as we have considered relevant. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or foreign tax laws or the Medicare tax on certain net investment income. We have not sought, and will not seek, a ruling from the IRS or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

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

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs may be subject to reduced rates of taxation provided that (1) our ADSs are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs are listed on the Nasdaq Global Select Market and will accordingly be considered to be readily tradable on an established securities market in the United States, and we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law and on dividends paid on our ADSs or Class A ordinary shares are subject to PRC withholding taxes, depending on your particular facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding the applicable Treaty rate) on dividends received on the ADSs or Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you may instead, subject to applicable limitations, claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are advised to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes because we exercise effective control over them and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our combined and consolidated financial statement. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2019 and for subsequent taxable years.

Assuming we are the owner of our consolidated affiliated entities in the PRC for U.S. federal income tax purposes, based on our current and expected income and assets and the current market value of our ADSs, we do not presently expect to be a PFIC for the 2019 taxable year or the foreseeable future. However, given the lack of authority and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the total value of our assets for purposes of the asset test may be calculated using the market price of the ADSs, our PFIC status may depend in large part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we are a PFIC for any year during which you hold the ADSs or the Class A ordinary shares we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to such ADSs or Class A ordinary shares, as applicable.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury Regulations. We expect that the ADSs will continue to be listed on the Nasdaq Global Select Market which is a qualified exchange for these purposes. Consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs in a year in which we are a PFIC, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

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

Foreign Exchange Risk

Our revenues and expenses are mainly denominated in Renminbi. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The RMB depreciated by 1.26% against the U.S. dollar in 2019. As of December 31, 2019, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,330.8 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash, short-term investments and long-term held-to-maturity debt securities of US$1,530.1 million. Assuming we had converted RMB1,330.8 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of the end of 2019, our U.S. dollar cash balance would have been US$1,721.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1,703.9 million instead. Assuming we had converted US$1,530.1 million into RMB at the exchange rate of RMB6.9618 for US$1.00 as of the end of 2019, our RMB cash balance would have been RMB11,982.9 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB10,917.7 million instead. In addition, we had U.S. dollar-denominated convertible senior notes of US$1,766.0 million as of December 31, 2019. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB1,229.5 million (US$176.6 million) in the value of our U.S. dollar-denominated convertible senior notes as of December 31, 2019.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2019, we did not receive any payment from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of US$2,356.1 million from our initial public offering and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$73.7 million, which included US$67.5 million for underwriting discounts and commissions and US$6.2 million for other expenses.

For the period from March 28 2018, the date that the Registration Statement on Form F-1 was declared effective by the SEC, to December 31, 2019, we used all net proceeds of RMB14,896.8 million from our initial public offering and exercise of over-allotment option. We have used approximately 60% of all net proceeds to expand and enhance our content offerings and to strengthen our technologies, and the remaining for working capital and other general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-5 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that members including Sam Hanhui Sun and Jane Jie Sun, independent directors and member of our audit committee, are audit committee financial experts.

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

	2018	2019
	RMB	RMB
	(in thousands)
Audit fees(1)	11,460	12,742
Audit related fees(2)	1,745	1,068

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2019, the aggregate fees billed for services provided in connection with the offering of the Notes.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption provided by Rule 10A-3(b)(i)(D) under the Exchange Act. Mr. Herman Yu is a non-voting member of our audit committee and only has observer status on our audit committee. Based on our assessment, such reliance does not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3 under the Exchange Act.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We will rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2019. We may, however, hold annual shareholders meetings in the future.

Further, we also rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Baidu beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and currently rely, on certain exemptions from corporate governance rules, including:

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

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

2.5*	Description of Securities

4.1

2010 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.2

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1(File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1(File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.5

Master Business Cooperation Agreement between Baidu Holdings and iQIYI, Inc. dated January 19, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.6

English translation of the amended and restated Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.7

English translation of the amended and restated Share Pledge Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.8

English translation of the Commitment Letter from iQIYI, Inc. and Beijing QIYI Century to Beijing iQIYI dated January 30, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.9

English translation of the amended and restated Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.10

English translation of the amended and restated Loan Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.11

English translation of the amended and restated Business Operation Agreement among Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.12

English translation of Power of Attorney by Beijing QIYI Century to iQIYI, Inc. dated January 30, 2013 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.13

English translation of Spousal Consent Letter of Ms. Ying Zhang dated September 26, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.14

English translation of Loan Agreement among Beijing QIYI Century, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.15

English translation of Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Shanghai iQIYI, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.16

English translation of Share Pledge Agreement among Beijing QIYI Century, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.17

English translation of Shareholder Voting Rights Trust Agreement among Mr. Xiaohua Geng, Dr. Yu Gong and Beijing QIYI Century dated October 25, 2013 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.18

English translation of Business Operation Agreement among Beijing QIYI Century, Shanghai iQIYI, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.19

English translation of Exclusive Technology Consulting and Service Agreement among Beijing QIYI Century and Shanghai iQIYI dated October 25, 2013 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.20

English translation of Commitment Letter between iQIYI, Inc. and Shanghai iQIYI dated October 25, 2013 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.21

English translation of Spousal Consent Letter of Ms. Yihong Mou dated September 26, 2016 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.22

English translation of Spousal Consent Letter of Ms. Ying Zhang dated September 26, 2016 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.23

English translation of Business Operation Agreement among Beijing QIYI Century, Shanghai Zhong Yuan and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.24

English translation of Loan Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.25

English translation of Commitment Letter from iQIYI, Inc. to Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.26

English translation of Exclusive Technology Consulting and Service Agreement between Beijing QIYI Century and Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.27

English translation of Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Dr. Yu Gong and Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.28

English translation of Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.29

English translation of Share Pledge Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.30

English translation of Spousal Consent Letter of Ms. Yihong Mou dated September 26, 2016 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.31

English translation of Exclusive Management Consulting and Business Cooperation Agreement among iQIYI New Media, Beijing iQIYI Cinema, Dr. Yu Gong and Mr. Xianghua Yang dated July 27, 2017 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.32

English translation of Exclusive Share Purchase Agreement among iQIYI New Media, Dr. Yu Gong, Mr. Xianghua Yang and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.33

English translation of Loan Agreement between iQIYI New Media and Mr. Xianghua Yang dated July 27, 2017 (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.34

English translation of Loan Agreement between iQIYI New Media and Dr. Yu Gong dated July 27, 2017 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.35

English translation of Share Pledge Agreement among iQIYI New Media, Dr. Yu Gong and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.36

English translation of Share Pledge Agreement among iQIYI New Media, Mr. Xianghua Yang and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.37

English translation of Power of Attorney by Mr. Xianghua Yang to iQIYI New Media dated July 27, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.38

English translation of Power of Attorney by Dr. Yu Gong to iQIYI New Media dated July 27, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.39

English translation of Spousal Consent Letter of Ms. Congyu Lin dated July 27, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.40

English translation of Spousal Consent Letter of Ms. Yihong Mou dated July 27, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.41

English translation of Power of Attorney by iQIYI New Media to QIYI, Inc. dated July 27, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.42

English translation of Commitment Letter by QIYI, Inc. to Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.43

English translation of Exclusive Management Consulting and Business Cooperation Agreement among iQIYI New Media, iQIYI Pictures, Dr. Yu Gong and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.44

English translation of Exclusive Share Purchase Agreement among iQIYI New Media, iQIYI Pictures, Dr. Yu Gong and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.45

English translation of Loan Agreement between iQIYI New Media and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.46

English translation of Loan Agreement between iQIYI New Media and Dr. Yu Gong dated August 30, 2017 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.47

English translation of Share Pledge Agreement among iQIYI New Media, Mr. Ning Ya and iQIYI Pictures dated August 30, 2017 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.48

English translation of Share Pledge Agreement among iQIYI New Media, Dr. Yu Gong and iQIYI Pictures dated August 30, 2017 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.49

English translation of Power of Attorney by Mr. Ning Ya to iQIYI New Media dated August 30, 2017 (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.50

English translation of Power of Attorney by Dr. Yu Gong to iQIYI New Media dated August 30, 2017 (incorporated herein by reference to Exhibit 10.51 of the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.51

English translation of Spousal Consent Letter of Ms. Yihong Mou dated August 30, 2017 (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.52

English translation of Exclusive Technology Consulting and Service Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.53 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.53

English translation of Software Licensing Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.54 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.54

English translation of Trademark Licensing Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.55 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.55

English translation of Business Cooperation Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.56 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.56

English translation of Loan Agreement between Baidu Online Network Technology (Beijing) Co., Ltd. and Beijing QIYI Century dated January 19, 2018 (incorporated herein by reference to Exhibit 10.67 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.57

Share Purchase Agreement dated February 12, 2018 by and between iQIYI, Inc. and Baidu Holdings (incorporated herein by reference to Exhibit 10.68 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.58

English translation of Ticket Business Cooperation Agreement dated February 12, 2018 by and between Baidu Holdings and iQIYI, Inc. (incorporated herein by reference to Exhibit 10.69 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.59

English translation of Share Purchase Agreement among Beijing iQIYI Technology Co., Ltd., iQIYI, Inc., Yunpeng He, Pu Zhang, Xingyou Zhou, Wei Du, Kun Meng, Skymoons (BVI) Group Limited, Chengdu Skymoons Digital Entertainment Co., Ltd. and Skymoons Inc., dated July 10, 2018 (incorporated herein by reference to Exhibit 4.66 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 15, 2019)

4.60

Indenture, dated December 4, 2018 constituting $750 million 3.75% Convertible Senior Notes due 2023 (incorporated herein by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 15, 2019)

4.61*	Indenture, dated March 29, 2019 constituting $1.2 billion 2.00% Convertible Senior Notes due 2025

8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

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

101.INS* Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH* Inline XBRL Taxonomy Extension Schema Document

101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*. Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

Instruments defining the rights of holders of certain issues of long-term debt of the Registrant and of certain consolidated subsidiaries, for which financial statements are required to be filed with this annual report, including (i) a two-year loan agreement we entered with JPMorgan Chase Bank, N.A. in 2019, pursuant to which we were entitled to borrow a secured RMB denominated loan of RMB800.0 million (US$114.9 million) for general working capital purposes, (ii) a three-year loan agreement we entered with Bank of China in 2017, pursuant to which we are entitled to borrow a secured RMB denominated loan of RMB299.0 million for general working capital and (iii) standard terms of the asset-backed debt securities securitized by certain of our payables to our suppliers issued to third party investors, which raised gross proceeds of RMB946.0 million, have not been filed as exhibits to this annual report because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of the Registrant and our subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each of such instrument to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iQIYI, INC.

By:	/s/ Yu Gong
Name:	Yu Gong
Title:	Director and Chief Executive Officer

Date: March 12, 2020

iQIYI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iQIYI, Inc. (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach and its method for accounting for the recognition, measurement, presentation and disclosure of certain equity securities in the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Amortization and impairment assessment of licensed copyrights

Description of the Matter

As of December 31, 2019, the Company held RMB7,512,211 thousand of licensed copyrights, which are carried at the lower of unamortized cost or estimated net realizable value. Related amortization expense totaled RMB12,743,323 thousand for the year ended December 31, 2019. As discussed in Notes 2 and 8 to the consolidated financial statements, licensed copyrights are accounted for pursuant to the guidance in ASC 920-350, Entertainment – Broadcasters: Intangibles—Goodwill and Other. Licensed copyrights are amortized on an accelerated or on a straight-line basis based on historical and estimated viewership consumption patterns, and an impairment is recognized when the unamortized cost of licensed copyrights exceeds the estimated net realizable value.

Auditing the amortization of the Company’s licensed copyrights was complex and subjective due to judgments involved in estimating future viewership patterns. If actual viewing patterns differ from these estimates, the pattern and/or period of amortization would be changed and could affect the timing of recognition of content amortization. In addition, auditing the Company’s estimated net realizable value used in the impairment assessment of the licensed copyrights was also complex and subjective because it requires management to forecast expected cash flows from its licensed copyrights which are sensitive to significant assumptions, including anticipated levels of demand of the Company’s advertising and membership services, and expected selling prices of such services. These assumptions are forward-looking and can be affected by changes in user traffic on the Company’s platforms, changes in viewership trends and future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s licensed copyright amortization and impairment assessment process. For example, we tested controls over management’s review of the amortization method and the significant assumptions, including the historical and forecasted video views used to develop estimated future viewership patterns. We also tested controls over management’s review of the significant assumptions used to estimate net realizable value of the licensed copyrights as part of the impairment assessment process.

To test the amortization of licensed copyrights, we performed audit procedures that included, among others, evaluating the amortization method and testing the completeness and accuracy of the underlying data from the operating systems used in determining estimated viewership patterns. We assessed management’s estimated viewership patterns by comparing them to current viewing trends, including comparing previous estimates of viewership patterns to actual results. Using the Company’s underlying viewership data, we recalculated the estimated viewership patterns and compared our results to those of the Company.

To test management’s estimate of net realizable value used for the impairment assessment of licensed copyrights, we performed audit procedures that included, among others, evaluating the Company’s methodology for estimating the net realizable value, including the underlying data and significant assumptions used to the develop the estimate. We assessed the reasonableness of the significant assumptions described above by comparing them to the Company’s business plans, historical trends, and current industry and economic outlook. We also performed sensitivity analysis of the significant assumptions to assess if there would have been any changes to the net realizable value.

Capitalization and amortization of produced content

Description of the Matter

As of December 31, 2019, the Company held RMB4,355,221 thousand of produced content. As discussed in Note 2 to the consolidated financial statements, production costs exceeding the estimated total revenue to be earned (“ultimate revenue”) are expensed as incurred as cost of revenues.  Capitalized production costs are amortized using an accelerated method based on historical and estimated usage patterns of its contents. For the year ended December 31, 2019, the Company recognized RMB2,977,181 thousand of amortization expense related to produced content.

Auditing the Company’s capitalization and amortization of produced content was highly judgmental due to the significant assumptions involved in forecasting ultimate revenue and estimated usage patterns of produced content, including the estimated growth rates for the Company’s membership services and online advertising services revenue. A change in the assumptions used to estimate ultimate revenue or usage patterns could have a material impact to the timing of recognition of production costs and related amortization in cost of revenues. These assumptions are forward-looking and could be affected by changes in user traffic on the Company’s platforms, changes in viewership trends and future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s capitalization and amortization of produced content process, including testing controls over management’s review of the significant assumptions used in estimating ultimate revenue and usage patterns.

To test the capitalization and amortization of produced content, we performed audit procedures that included, among others, evaluating the methodology used to amortize produced content. We tested the underlying data and significant assumptions used by the Company to estimate ultimate revenue and usage patterns, including the estimated growth rates for the Company’s membership services and online advertising services revenue. For example, we assessed the reasonableness of estimated ultimate revenue by comparing them to actual revenues for similar content already released by the Company, which are identified based on qualitative factors such as cast and crew, target audience and popularity. We also assessed the reasonableness of the Company’s estimated growth rates for the Company’s membership services and online advertising services revenue by comparing them to the Company’s business plan, historical trends, and current industry and economic outlook. Based on management’s ultimate revenue estimates and estimated usage patterns, we recalculated the amount of production costs that should be capitalized and/or immediately expensed and the amount of amortization expense, respectively, and compared those amounts with the amounts recorded by the Company.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, The People’s Republic of China

March 12, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited iQIYI, Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, iQIYI, Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 12, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 12, 2020

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,586,405	5,934,742	852,472
Restricted cash		2,174,042	974,932	140,040
Short-term investments	4	6,061,832	4,579,313	657,777
Accounts receivable, net of allowance of RMB94,856 and RMB144,574 (US$20,766) as of December 31, 2018 and 2019, respectively	6	2,889,234	3,627,749	521,094
Prepayments and other assets	7	2,696,381	3,719,228	534,234
Amounts due from related parties	24	281,710	211,993	30,451
Licensed copyrights, net	8	1,163,839	1,224,881	175,943
Total current assets		19,853,443	20,272,838	2,912,011
Non-current assets:
Fixed assets, net	12	1,618,147	1,754,367	251,999
Long-term investments	5	2,572,040	2,982,154	428,360
Deferred tax assets, net	16	23,873	34,916	5,015
Licensed copyrights, net	8	6,640,910	6,287,330	903,118
Intangible assets, net	9	1,678,193	813,960	116,918
Produced content, net	10	3,736,063	4,355,221	625,588
Prepayments and other assets	7	4,695,883	3,508,476	503,961
Operating lease assets	13	—	722,742	103,815
Goodwill	11	3,888,346	3,888,346	558,526
Amounts due from related parties	24	52,800	172,200	24,735
Total non-current assets		24,906,255	24,519,712	3,522,035
Total assets		44,759,698	44,792,550	6,434,046

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the

   consolidated VIEs without recourse to the primary

   beneficiary of RMB11,324,276 and RMB12,093,465

   (US$1,737,118) as of December 31, 2018 and 2019,

   respectively):

Accounts and notes payable		10,162,366	8,212,449	1,179,644
Amounts due to related parties	24	692,390	1,604,258	230,437
Customer advances and deferred revenue		2,195,283	3,081,407	442,615
Short-term loans	14	3,046,449	2,618,170	376,077
Long-term loans, current portion	14	83,720	736,814	105,837
Operating lease liabilities, current portion	13	—	125,412	18,014
Accrued expenses		2,696,238	2,611,217	375,078
Other liabilities		935,910	1,183,439	169,990
Total current liabilities		19,812,356	20,173,166	2,897,692

Non-current liabilities (including non-current liabilities

   of the consolidated VIEs without recourse to the

   primary beneficiary of RMB1,434,506 and

   RMB1,932,830 (US$277,634) as of

   December 31, 2018 and 2019, respectively):

Long-term loans	14	644,169	880,278	126,444
Convertible senior notes	15	4,712,284	12,296,868	1,766,335
Deferred tax liabilities	16	96,405	30,136	4,329
Amounts due to related parties	24	1,281,370	1,061,883	152,530
Operating lease liabilities	13	—	402,732	57,849
Other non-current liabilities		57,551	232,555	33,404
Total non-current liabilities		6,791,779	14,904,452	2,140,891
Total liabilities		26,604,135	35,077,618	5,038,583
Commitments and contingencies	18

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
Mezzanine equity:
Redeemable noncontrolling interests	19	—	101,542	14,586
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 2,580,950,531 and 2,603,890,438 shares issued as of December 31, 2018 and 2019, respectively; 2,199,425,905 and 2,259,125,125 shares outstanding as of December 31, 2018 and 2019, respectively)	20	138	142	20
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 2,876,391,396 and 2,876,391,396 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	20	183	183	26
Additional paid-in capital		39,666,150	41,298,328	5,932,134
Accumulated deficit	21	(23,509,486)	(33,834,357)	(4,860,001)
Accumulated other comprehensive income	27	1,879,946	2,106,718	302,611
Noncontrolling interests		118,632	42,376	6,087
Total shareholders’ equity		18,155,563	9,613,390	1,380,877
Total liabilities, mezzanine equity and shareholders’ equity		44,759,698	44,792,550	6,434,046

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Revenues:
Membership services (including related party amounts of RMB85,635, RMB19,981 and RMB27,247 (US$3,914) for the years ended December 31, 2017, 2018 and 2019, respectively)		6,536,028	10,622,769	14,435,611	2,073,546
Online advertising services (including related party amounts of RMB27,586, RMB202,808 and RMB77,126 (US$11,079) for the years ended December 31, 2017, 2018 and 2019, respectively)		8,158,924	9,328,061	8,270,600	1,187,997
Content distribution (including related party amounts of RMB nil, RMB 88,457 and RMB443,503 (US$63,705) for the years ended December 31, 2017, 2018 and 2019, respectively)		1,191,816	2,162,643	2,544,221	365,454
Others (including related party amounts of RMB68,311, RMB29,296 and RMB48,877 (US$7,021) for the years ended December 31, 2017, 2018 and 2019, respectively)		1,491,582	2,875,643	3,743,226	537,681
Total revenues		17,378,350	24,989,116	28,993,658	4,164,678
Operating costs and expenses:
Cost of revenues (including related party amounts of RMB141,642, RMB789,116 and RMB1,565,850 (US$224,920) for the years ended December 31, 2017, 2018 and 2019, respectively)		(17,386,563)	(27,132,811)	(30,348,342)	(4,359,267)
Selling, general and administrative (including related party amounts of RMB148,918, RMB11,666 and RMB5,581 (US$802) for the years ended December 31, 2017, 2018 and 2019, respectively)		(2,674,990)	(4,167,889)	(5,236,007)	(752,105)
Research and development (including related party amounts of RMB2,833, RMB5,114 and RMB19,486 (US$2,799) for the years ended December 31, 2017, 2018 and 2019, respectively)		(1,269,806)	(1,994,652)	(2,667,146)	(383,112)
Total operating costs and expenses		(21,331,359)	(33,295,352)	(38,251,495)	(5,494,484)
Operating loss		(3,953,009)	(8,306,236)	(9,257,837)	(1,329,806)

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Other expense
Interest income (including related party amounts of RMB nil, RMB2,202 and RMB4,856 (US$698) for the years ended December 31, 2017, 2018 and 2019, respectively)		83,127	213,969	402,145	57,765
Interest expenses (including related party amounts of RMB168,154, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2017, 2018 and 2019, respectively)		(277,577)	(94,711)	(914,371)	(131,341)
Foreign exchange gain/(loss), net		400,737	(970,796)	(190,210)	(27,322)
Loss from equity method investments		(263)	(16,965)	(155,073)	(22,275)
Other income/(loss), net		2,488	192,309	(109,541)	(15,735)
Total other income/(expenses), net		208,512	(676,194)	(967,050)	(138,908)
Loss before income taxes		(3,744,497)	(8,982,430)	(10,224,887)	(1,468,714)
Income tax benefit/(expense)	16	7,565	(78,801)	(51,852)	(7,448)
Net loss		(3,736,932)	(9,061,231)	(10,276,739)	(1,476,162)
Less: Net income attributable to noncontrolling interests and redeemable noncontrolling interests		—	48,545	46,590	6,692
Net loss attributable to iQIYI, Inc.		(3,736,932)	(9,109,776)	(10,323,329)	(1,482,854)
Accretion of redeemable convertible preferred shares	26	5,073,140	(298,990)	—	—
Accretion of redeemable noncontrolling interests	19	—	—	(1,542)	(222)
Extinguishment and reissuance of Series B preferred shares		(363,279)	—	—	—
Net income/(loss) attributable to ordinary shareholders		972,929	(9,408,766)	(10,324,871)	(1,483,076)
Net earnings/(loss) per ordinary share:	22
Basic		0.30
Diluted		(1.15)
Net loss per Class A and Class B ordinary share:	22
Basic			(2.43)	(2.02)	(0.29)
Diluted			(2.43)	(2.02)	(0.29)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):	22
Basic			(17.01)	(14.14)	(2.03)
Diluted			(17.01)	(14.14)	(2.03)
Shares used in net earnings/ (loss) per ordinary share computation:	22
Basic		342,548,237
Diluted		3,243,147,261
Shares used in net loss per Class A and Class B ordinary share computation:	22
Basic			3,867,931,786	5,104,882,400	5,104,882,400
Diluted			3,867,931,786	5,104,882,400	5,104,882,400

Other comprehensive income
Foreign currency translation adjustments	27	(264,774)	1,787,553	228,974	32,890
Unrealized losses on available-for-sale debt securities	27	(1,470)	(689)	(297)	(43)
Total other comprehensive (loss)/income, net of tax	27	(266,244)	1,786,864	228,677	32,847
Comprehensive loss		(4,003,176)	(7,274,367)	(10,048,062)	(1,443,315)
Less: Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests		—	48,589	48,495	6,966
Comprehensive loss attributable to iQIYI, Inc.		(4,003,176)	(7,322,956)	(10,096,557)	(1,450,281)

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

The accompanying notes are an integral part of the consolidated financial statements.

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2017	342,548,237	23	325,730	359,370	(15,989,796)	—	(15,304,673)
Net loss attributable to iQIYI, Inc.	—	—	—	—	(3,736,932)	—	(3,736,932)
Other comprehensive loss	—	—	—	(266,244)		—	(266,244)
Extinguishment and reissuance of Series B preferred shares	—	—	—	—	(363,279)	—	(363,279)
Accretion of redeemable convertible preferred shares	—	—	—	—	5,073,140	—	5,073,140
Issuance of a subsidiary’s equity to noncontrolling interest holders	—	—	41,680	—	—	3,820	45,500
Share-based compensation	—	—	233,424	—	—	—	233,424
Balances as of December 31, 2017	342,548,237	23	600,834	93,126	(15,016,867)	3,820	(14,319,064)
Cumulative effect of adopting ASC 606	—	—	—	—	916,147	—	916,147
Net loss attributable to iQIYI, Inc.	—	—	—	—	(9,109,776)	48,545	(9,061,231)
Issuance of ordinary shares upon IPO and underwriters’ partial exercise of over-allotment option, net of issuance costs	942,525,675	58	14,836,252	—	—	—	14,836,310
Conversion of all outstanding redeemable convertible preferred shares to ordinary shares	3,728,823,500	234	22,900,420	—	—	—	22,900,654
Issuance of Class B ordinary shares pursuant to business cooperation agreement with Baidu	36,860,691	4	609,340	—	—	—	609,344
Capital contribution from parent company pursuant to the traffic acquisition service contract termination (Note 9)	—	—	104,200	—	—	—	104,200
Equity component of convertible senior notes, net of issuance costs	—	—	361,571	—	—	—	361,571
Purchase of capped call	—	—	(464,825)	—	—	—	(464,825)
Exercise of share-based awards	25,059,198	2	70,999	—	—	—	71,001
Accretion of redeemable convertible preferred shares	—	—	—	—	(298,990)	—	(298,990)
Other comprehensive income	—	—	—	1,786,820	—	44	1,786,864
Issuance of a subsidiary’s shares to noncontrolling interest holders	—	—	15,989	—	—	3,511	19,500
Contingent consideration classified as equity pursuant to the business combination	—	—	75,159	—	—	—	75,159
Acquisition of noncontrolling interests pursuant to the business combinations	—	—	—	—	—	62,712	62,712
Share-based compensation	—	—	556,211	—	—	—	556,211
Balances as of December 31, 2018	5,075,817,301	321	39,666,150	1,879,946	(23,509,486)	118,632	18,155,563
Net loss attributable to iQIYI, Inc.	—	—	—	—	(10,323,329)	46,590	(10,276,739)
Equity component of convertible senior notes, net of issuance costs	—	—	987,691	—	—	—	987,691
Purchase of capped call	—	—	(567,140)	—	—	—	(567,140)
Exercise of share-based awards	59,699,220	4	151,153	—	—	—	151,157
Other comprehensive income	—	—	—	226,772	—	1,905	228,677
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	6,750	6,750
Acquisition of noncontrolling interests in subsidiaries	—	—	(44,066)	—	—	(20,934)	(65,000)
Accretion of a redeemable noncontrolling interest	—	—	—	—	(1,542)	—	(1,542)
Dividends declared of a subsidiary to noncontrolling interests	—	—	—	—	—	(90,547)	(90,547)
Deemed disposal of a subsidiary’s shares	—	—	20,020	—	—	(20,020)	—
Share-based compensation	—	—	1,084,520	—	—	—	1,084,520
Balances as of December 31, 2019	5,135,516,521	325	41,298,328	2,106,718	(33,834,357)	42,376	9,613,390
Balances as of December 31, 2019, in US$		46	5,932,134	302,611	(4,860,001)	6,087	1,380,877

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(3,736,932)	(9,061,231)	(10,276,739)	(1,476,162)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of fixed assets		348,921	312,138	476,068	68,383
Amortization and impairment of intangible assets		112,860	346,672	972,760	139,728
Amortization and impairment of licensed copyrights		7,882,190	12,236,239	12,743,323	1,830,464
Amortization and impairment of produced content		811,448	2,265,543	2,977,181	427,645
Provision for doubtful accounts		56,048	107,223	58,006	8,332
Unrealized foreign exchange (gain)/loss		(333,601)	940,479	155,079	22,276
Loss on disposal of fixed assets		4,594	4,184	13,257	1,904
Accretion on convertible notes payable or convertible senior notes		112,457	23,912	346,279	49,740
Barter transaction revenue		(762,741)	(1,082,964)	(682,941)	(98,098)
Share-based compensation		233,424	556,211	1,084,520	155,782
Share of losses on equity method investments		263	16,965	155,073	22,275
Fair value change and impairment of long-term investments		32,938	(189,639)	162,350	23,320
Fair value change of assets and liabilities remeasured at fair value on a recurring basis		—	13,005	5,711	820
Other investment income		—	—	(25,272)	(3,630)
Deferred income tax benefit		(12,214)	(45,086)	(77,312)	(11,105)
Amortization of deferred income		—	(5,346)	(12,446)	(1,788)
Other non-cash (income)/expenses		(2,532)	20,128	37,820	5,433
Changes in operating assets and liabilities
Accounts receivable		(512,060)	(543,988)	(810,774)	(116,460)
Amounts due from related parties		56,720	(155,361)	45,717	6,567
Produced content		(1,962,221)	(4,544,977)	(3,596,339)	(516,582)
Prepayments and other assets		(549,301)	(735,191)	(854,906)	(122,800)
Accounts payable		1,050,178	583,099	(654,987)	(94,083)
Amounts due to related parties		(184,882)	435,911	460,964	66,213
Customer advances and deferred revenue		836,946	466,961	880,844	126,525
Accrued expenses and other current liabilities		646,814	808,277	73,907	10,616
Interest payables		(123,618)	9,253	58,644	8,424
Other non-current liabilities		6,085	101,769	190,440	27,355
Net cash provided by operating activities		4,011,784	2,884,186	3,906,227	561,094
Cash flows from investing activities:
Acquisition of fixed assets		(1,022,315)	(611,910)	(740,163)	(106,318)
Acquisition of intangible assets		(110,290)	(387,539)	(127,505)	(18,315)
Acquisition of licensed copyrights from related parties		—	(58,660)	(324,040)	(46,545)
Acquisition of licensed copyrights from third parties		(9,087,438)	(12,983,396)	(11,633,509)	(1,671,049)
Purchase of long-term investments		(553,003)	(883,375)	(706,149)	(101,432)
Disposal of equity method investments		—	—	3,000	431
Acquisition of business, net of cash acquired		—	(1,018,002)	(5,798)	(833)
Film investment as passive investor		(11,075)	(2,932)	(3,250)	(467)
Proceeds from film investments as passive investor		31,093	6,173	27,420	3,939

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Loans provided to related parties		(2,276,238)	(41,370)	—	—
Loans provided to third parties		(3,000)	(359,000)	(46,000)	(6,607)
Repayment of loans provided to related parties		2,390,654	5,000	22,000	3,160
Repayment of loans provided to third parties		3,000	270,000	4,500	646
Purchases of held-to-maturity debt securities		(1,750,000)	(6,638,660)	(8,500,890)	(1,221,076)
Maturities of held-to-maturity debt securities		1,750,000	2,060,400	9,894,325	1,421,231
Purchases of available-for-sale debt securities		(13,770,043)	(19,465,250)	(14,458,369)	(2,076,815)
Maturities of available-for-sale debt securities		13,747,981	19,159,427	14,844,857	2,132,330
Net cash used for investing activities		(10,660,674)	(20,949,094)	(11,749,571)	(1,687,720)
Cash flows from financing activities:
Proceeds from loans from related parties		2,220,000	650,000	—	—
Repayments of loans from related parties		(6,726,000)	—	—	—
Proceeds from short-term loans		299,374	3,387,008	2,738,224	393,321
Repayments of short-term loans		(100,000)	(639,933)	(3,166,503)	(454,840)
Proceeds from long-term loans and borrowings from third party investors, net of issuance costs		299,000	453,802	945,749	135,848
Repayments of long-term loans and borrowings from third party investors		(5,000)	(99,119)	(167,837)	(24,108)
Proceeds from issuance of convertible notes payable to related parties		2,064,360	—	—	—
Proceeds from issuance of convertible notes payable to third parties		8,463,876	—	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs		—	5,034,663	7,909,506	1,136,129
Purchase of capped calls		—	(464,825)	(567,140)	(81,465)
Proceeds from issuance of subsidiaries' shares		45,500	19,500	106,750	15,334
Acquisition of noncontrolling interests in a subsidiary		—	—	(65,000)	(9,337)
Proceeds from initial public offering, net of issuance costs		—	14,896,761	-	—
Capital contribution from parent company		—	170,548	-	—
Proceeds from exercise of share options		—	66,554	146,954	21,109
Finance lease payments		—	—	(397)	(57)
Net cash provided by financing activities		6,561,110	23,474,959	7,880,306	1,131,934
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(143,417)	617,386	112,265	16,127
Net (decrease)/increase in cash, cash equivalents and restricted cash		(231,197)	6,027,437	149,227	21,435
Cash, cash equivalents and restricted cash at the beginning of the year		964,207	733,010	6,760,447	971,077
Cash, cash equivalents and restricted cash at the end of the year		733,010	6,760,447	6,909,674	992,512
Supplemental disclosures of cash flow information:
Cash paid for interest		282,045	46,390	436,651	62,721
Cash paid for income taxes		22,472	20,054	171,259	24,600
Acquisition of fixed assets included in accounts payable		150,434	259,948	84,605	12,153
Acquisition of licensed copyrights included in current liabilities		4,040,476	6,336,656	5,486,374	788,068
Acquisition of licensed copyrights from nonmonetary content exchanges		781,513	642,262	967,536	138,978
Acquisition of long-term investments with non-cash consideration		—	763,750	7,500	1,077

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

iQIYI, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009. It was formerly known as Ding Xin, Inc. and changed its name to Qiyi.com, Inc. on August 30, 2010 and iQIYI, Inc. on November 30, 2017. The Company completed its initial public offering (“IPO”) on April 3, 2018.

The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally-produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services, live broadcasting services and online game services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in the PRC.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As of December 31, 2019, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	PRC	March 8, 2010	100%
Chongqing QIYI Tianxia Science & Technology Co., Ltd. (“QIYI Tianxia”)	PRC	November 3, 2010	100%
Qiyi.com HK Limited (“QIYI HK”)	Hong Kong	April 14, 2011	100%
iQIYI Film Group Limited	Cayman	May 26, 2017	100%
iQIYI Media Limited	Cayman	May 26, 2017	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI New Media Science & Technology Co., Ltd. (“iQIYI New Media”)	PRC	July 27, 2017	100%
Skymoons Inc.	Cayman	Acquired on July 17, 2018	100%
Magic Prime Group Limited	BVI	Acquired on July 17, 2018	80%
Special (Hong Kong) Co., Ltd.	Hong Kong	Acquired on July 17, 2018	80%

VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”, formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	PRC	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	PRC	December 19, 2012	Nil
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	PRC	Acquired on May 11, 2013	Nil
iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”)	PRC	December 31, 2014	Nil
Beijing iQIYI Intelligent Entertainment Technology Co., Ltd. (“Intelligent Entertainment”, formerly known as Beijing iQIYI Cinema Management Co., Ltd.)	PRC	June 28, 2017	Nil
Tianjin Skymoons Interactive Co., Ltd. (“Tianjin Skymoons”)	PRC	Acquired on July 17, 2018	Nil
Chengdu Skymoons Digital Entertainment Co., Ltd. (“Chengdu Skymoons”)	PRC	Acquired on July 17, 2018	Nil
Chengdu Skymoons Interactive Network Game Co., Ltd. (“Skymoons Interactive”)	PRC	Acquired on July 17, 2018	Nil

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

In May 2017, the Company established a wholly-owned Cayman Islands subsidiary, iQIYI Film Group Limited. iQIYI Film Group Limited holds 100% of the equity of iQIYI Film Group HK Limited, which in turn holds 100% of equity in iQIYI New Media. In June 2017, the Company established a new VIE, Beijing iQIYI Cinema Management Co., Ltd., and in October 2019 the Company renamed it as Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., or Intelligent Entertainment. The Company has control and is the primary beneficiary of Intelligent Entertainment through a series of contractual arrangements between the Company, its subsidiary iQIYI New Media, Intelligent Entertainment and the shareholders of Intelligent Entertainment.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

The loan agreement entered into between iQIYI New Media and the shareholders of Intelligent Entertainment dated July 27, 2017, contains terms similar to the terms described above, except that the total amount of loans extended to the shareholders of Intelligent Entertainment is RMB20 million and the term of the loan agreement will expire on July 26, 2027.

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

The exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai iQIYI and its shareholders dated October 25, 2013, the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai Zhong Yuan and its shareholder, amended on January 14, 2014, the exclusive purchase option agreement amongst iQIYI New Media, Intelligent Entertainment and its shareholders on July 27, 2017, and the exclusive purchase option agreement amongst iQIYI New Media, iQIYI Pictures and its shareholders on August 30, 2017, contain terms similar to the terms described above.

Commitment Letters

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of the Company under United States generally accepted accounting principles (“U.S. GAAP”) and the relevant contractual arrangements remain in effect, the Company commits to provide unlimited financial support to Beijing iQIYI, if Beijing iQIYI requires any form of reasonable financial support for its normal business operations. If Beijing iQIYI incurs any losses and as a result cannot repay its loans from the Company and Beijing QIYI Century, the Company and Beijing QIYI Century would unconditionally forgive their loans to Beijing iQIYI, if Beijing iQIYI provides sufficient proof for its loss and incapacity to repay.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The commitment letters executed by the Company for Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment, contain terms similar to the terms described above.

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

The shareholder voting rights trust agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, and the shareholder voting rights trust agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, contain terms similar to the terms described above except under the shareholder voting rights trust agreements, the person designated by Beijing QIYI Century as the attorney-in-fact to represent the shareholders of Shanghai iQIYI and Shanghai Zhong Yuan must be approved by the Company. The powers of attorney amongst the Company, iQIYI New Media and the shareholders of iQIYI Pictures and the powers of attorney amongst the Company, iQIYI New Media and the shareholders of Intelligent Entertainment are substantially the same as the terms discussed above.

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

The exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai iQIYI on October 25, 2013, the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan, amended on January 14, 2014, the exclusive management consulting and business cooperation agreement amongst iQIYI New Media and Intelligent Entertainment on July 27, 2017, and the exclusive management consulting and business cooperation agreement amongst iQIYI New Media and iQIYI Pictures on August 30, 2017, contain terms similar to the terms described above.

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

The share pledge agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the share pledge agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, the

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

share pledge agreement amongst iQIYI New Media and Intelligent Entertainment’s shareholders on July 27, 2017, and the share pledge agreement amongst iQIYI New Media and iQIYI Pictures’ shareholders on August 30, 2017, contain terms similar to the terms described above except that the pledged equity interest is only to guarantee performance of their obligations under the loan agreements.

Business Operation Agreements / Exclusive Management Consulting and Business Cooperation Agreements

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

The business operation agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the business operation agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, the exclusive management consulting and business cooperation agreement amongst iQIYI New Media and Intelligent Entertainment on July 27, 2017, and the exclusive management consulting and business cooperation agreement amongst iQIYI New Media and iQIYI Pictures on August 30, 2017, contain terms similar to the terms described above.

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

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, including but not be limited to: the cancelation or revocation of the Company’s

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. As a result, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	614,929	882,743	126,798
Short-term investments	763,310	169,565	24,356
Accounts receivable, net	2,426,175	2,839,945	407,933
Others	3,185,767	3,927,386	564,134
Total current assets	6,990,181	7,819,639	1,123,221
Non-current assets:
Fixed assets, net	840,609	856,116	122,973
Long-term investments	2,133,476	2,130,467	306,022
Operating lease assets	-	649,273	93,262
Others	10,664,091	9,992,629	1,435,352
Total non-current assets	13,638,176	13,628,485	1,957,609
Total assets	20,628,357	21,448,124	3,080,830
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	5,285,801	4,193,022	602,290
Customer advances and deferred revenue	2,115,296	2,982,011	428,339
Long-term loans, current portion (i)	56,000	732,213	105,176
Operating lease liabilities, current portion	-	95,905	13,776
Accrued expenses and other liabilities	3,218,856	3,181,906	457,052
Others	648,323	908,408	130,485
Total current liabilities	11,324,276	12,093,465	1,737,118
Non-current liabilities:
Operating lease liabilities	-	364,853	52,408
Other non-current liabilities (i)	1,434,506	1,567,977	225,226
Total non-current liabilities	1,434,506	1,932,830	277,634
Amounts due to the Company and its subsidiaries	12,409,340	13,583,317	1,951,121
Total liabilities	25,168,122	27,609,612	3,965,873

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Total revenues	16,389,778	22,982,783	26,887,129	3,862,094
Net loss	(609,387)	(2,749,657)	(3,329,772)	(478,292)
Net cash provided by/(used for) operating activities	5,356,540	4,548,220	(4,305,955)	(618,512)
Net cash used for investing activities	(4,687,804)	(6,671,588)	(3,609,845)	(518,522)
Net cash (used for)/provided by financing activities	(848,300)	2,202,196	8,180,387	1,175,039

(i) In accordance with the arrangement as described in Note 14, the Group consolidates the securitization vehicles as it is a VIE for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIE. As of December 31, 2018 and 2019, RMB46,000 and RMB424,000 (US$60,905), respectively, of the loan is repayable within one year and is included in “Long-term loans, current portion” and the remaining balance of RMB424,000 and RMB527,000 (US$75,699), respectively, of the loan is included in non-current liabilities in the carrying amounts of the liabilities of the VIEs and VIEs' subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 94%, 92% and 93% of the Group’s consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively, after elimination of inter-company transactions. As of December 31, 2019, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than aforementioned in the share pledge agreements, business operation agreements and collateralization of a VIE’s office building as described in Note 14.

The VIEs’ third-party creditors did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIEs through power to govern the activities which most significantly impact its economic performance and is obligated to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs, then the entity is consolidated. All intercompany balances and transactions between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, the allowance for doubtful accounts, amortization and useful lives of licensed copyrights and produced content, useful lives of certain finite-lived intangible assets, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, recoverability of indefinite-lived intangible assets, net realizable value of licensed copyrights, ultimate revenue of produced content, recoverability of

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

the carrying value of goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in consolidated statements of cash flows from investing activities have been reclassified to conform with the current year’s presentation to facilitate comparison.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.9618 per US$1.00 on December 31, 2019, the last business day in fiscal year 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Foreign currency translation and transactions

The Company’s functional currency is the US$ and its reporting currency is the RMB. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters. The functional currency of the subsidiaries in the Cayman Islands and Hong Kong is the U.S. dollar. The functional currencies of the subsidiaries, VIEs and VIEs’ subsidiaries in Mainland China are the RMB. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position to its reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

An impairment loss on held-to-maturity debt securities and available-for-sale debt securities is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

Accounts receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off when they are deemed uncollectible. The Group generally does not require collateral from its customers.

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

Receivables from Online Payment Agencies, net of allowance

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. The balances are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2018 and 2019, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair values, equity method investments, available-for-sale debt securities accounted for at fair value and held-to-maturity debt securities accounted for at amortized cost.

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

Available-for-sale debt securities are convertible debt instruments issued by private companies, which are measured at fair value, with interest income recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Held-to-maturity debt securities are purchased from a financial institution and pledged as collateral for certain long-term loans, which are stated at amortized cost. Interest income, including amortization of the premium and discount arising at acquisition, are included in earnings.

An impairment loss on the equity method investments, available-for-sale debt securities and held-to-maturity debt securities is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

Produced content, net

The Group produces original content in-house and collaborates with external parties. The cost incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs and is reported separately as “Produced content” on the consolidated balance sheet. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Production costs exceeding the estimated total revenues to be earned (“ultimate revenue”) are expensed as cost of revenues. Ultimate revenue estimates include contracted revenue, if any, and revenue expected to be earned not exceeding ten years from the date of initial release from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the economic useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The Group amortizes produced content using an accelerated method based on historical and estimated usage patterns of its produced contents. Significant management judgement is required to estimate the growth rates for the Company’s membership services and online advertising revenue, which could significantly impact estimated ultimate revenue and usage patterns of produced content. These estimates are periodically reviewed and adjusted, if appropriate. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision. The Group reviews unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost.

Licensed copyrights, net

Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s websites. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage.

The Group has two types of licensed copyrights, i) non-exclusive licensed copyrights and ii) exclusive licensed copyrights. For non-exclusive licensed copyrights, the Group has the right to broadcast the contents on its own websites. For exclusive licensed copyrights, in addition to the broadcasting right, the Group also has the right to sublicense the underlying contents to external parties.

Non-exclusive licensed copyrights are amortized using an accelerated or a straight-line method based on historical and estimated viewership consumption patterns over its economic useful lives. Estimates of future viewership consumption patterns and economic useful lives for licensed copyrights are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250 (“ASC 250”), Accounting Changes and Error Corrections.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense the content to external parties, and the Group allocates the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of the Group’s estimate of the total revenues that will be generated by each right over its economic useful lives. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect online advertising and membership services revenues, the content costs are amortized in accordance with ASC subtopic 920-350 (“ASC 920-350”), Entertainment-Broadcasters: Intangibles—Goodwill and Other, using the same method as non-exclusive licensed copyrights as described above. For the right to sublicense the content to external parties, which is the portion of an exclusive licensed

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

copyright that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern. The Group reviews the forecasted total direct content distribution revenues on a periodic basis and any changes in estimates will result in the Group applying a revised fraction to the net carrying amount of the right to sublicense as of the beginning of the fiscal year.

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

Net realizable value is determined by estimating the expected cash flows generated from provision of online advertising and membership services, less any direct costs, over the remaining useful lives of the licensed copyrights. The Group estimates online advertising and membership services cash flows for each category of content separately. Estimates that impact advertising and membership services cash flows include anticipated levels of demand for the Group’s advertising and membership services and the expected selling prices of such services. For the right to sublicense to external parties, recoverability is assessed in accordance with ASC 926-20.

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

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the Company’s segment manager regularly reviews the operating results of that component. The Group determined that it has one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group chose to bypass the qualitative assessment and proceed directly to perform the two-step quantitative impairment test. As of December 31, 2018 and 2019, the step one analysis performed indicated that the fair value of the Group’s reporting unit was substantially greater than the respective carrying value, and therefore goodwill related to the Group’s reporting unit was not impaired.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have estimated economic lives as follows:

Traffic acquisition agreement	1-2 years
Intellectual property rights	1-29 years
Online literature	1-17 years
Trademarks	2-23 years
User list	5 years
Domain names	23 years
Customer relationships	3 years
Published mobile games	2-4 years
Technology	5 years
Others	2 to 20 years

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

preferred shares are modified, a new effective interest rate to equate the future contractual cash flows (redemption amount) to the carrying amount is determined and applied to accretion on a prospective basis by analogy to ASC 470-50.

Revenue recognition

The Group adopted ASC topic 606 (“ASC 606”), Revenue from Contracts with Customers from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018 and 2019 were presented in accordance with ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continued to be presented in accordance with ASC topic 605 (“ASC 605”), Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an adjustment to decrease the opening balance of accumulated deficit on January 1, 2018 by RMB916,147, with the impact primarily related to the Group’s earlier recognition of online advertising revenues under ASC 606 compared to legacy GAAP.

The Group’s revenues are derived principally from membership services, online advertising services and content distribution. Commencing on January 1, 2018, the Group recognizes revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Pursuant to ASC 606, value added taxes (“VAT”) were reclassified from cost of revenue and net against revenues. The Company recognized VAT of RMB981,567, RMB1,457,803 and RMB1,641,149 (US$235,736) for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Membership services

The Group offers membership services to subscribing members with various privileges, which primarily including access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand content purchases made by subscribing members and the sale of the right to services such as other parties’ memberships, which the Group recognizes on a net basis when the Group does not control the specified services before they are transferred to the customer. The Group is the principal in all its relationships where partners provide access to the membership services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners, such as for payment processing services, are recorded as cost of revenues.

Online advertising services

The Group sells advertising services primarily to third-party advertising agencies and a small portion are sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The Group performs a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where the Group provides customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied through the Group’s display of the advertisements in accordance with the revenue contracts.

The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group has a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. The Group accounts for these incentives granted to customers as variable consideration. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Content distribution

The Group generates revenues from sub-licensing content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Group enters into with the vendors has a specified license period and provides the Group rights to sub-license these contents to other parties. The Group enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, the Group is entitled to receive the sub-license fee under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content represents a license of functional intellectual property which grants a right to use the Group’s licensed copyrights and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received starting from January 1, 2018 when ASC 606 was adopted. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the licensed copyrights received based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, calculated based on its estimated usage pattern.

The Group recognized barter sublicensing revenues of RMB762,741, RMB1,082,964 and RMB682,941 (US$98,098) and related costs of RMB650,442, RMB1,026,140 and RMB570,201 (US$81,904) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group operates the live broadcasting platform and determines the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal in the transaction. Costs incurred from services provided by the hosts are recognized as cost of revenues. To facilitate the sale of virtual items, the Group bundles special privileges and virtual items as a package at a discounted price and the Group allocates the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue”.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

Contract assets represent unbilled amounts related to the Group's rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2018 and 2019, contract assets were RMB1,414,549 and RMB1,875,704 (US$269,428), respectively, net of allowance for doubtful accounts of RMB21,478 and RMB7,225 (US$1,038), respectively. The increase in the balance of contract assets was primarily due to more outstanding advertising contracts as of December 31, 2019 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.

Contract liabilities are mainly comprised of payments received for membership fees and virtual currency sold for which the corresponding services have not yet been provided to customers and are primarily presented as “Customer advances and deferred revenue” on the consolidated balance sheets. The increase in contract liabilities as compared to the year ended December 31, 2018 is a result of the increase in consideration received from the Group’s customers. Revenue recognized for the year ended December 31, 2019 that was included in contract liabilities as of January 1, 2019 was RMB2,128,158 (US$305,691).

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

The Group incurs VAT and surcharges in the PRC in connection with the services provided, and cultural business construction fee on revenues derived from online advertising services. Starting from January 1, 2018, we adopted ASC 606 and reclassified VAT from cost of revenues to net against revenues. Accordingly, VAT is presented in net of revenues rather than cost of revenues for the years ended December 31, 2018 and 2019 under ASC 606, while in accordance with the legacy accounting standard (ASC 605), VAT is not adjusted and continued to be presented in cost of revenues for the year ended December 31, 2017. The sales tax and surcharges in cost of revenues for the years ended December 31, 2017, 2018 and 2019 were RMB1,272,295, RMB334,278 and RMB137,196 (US$19,707), respectively.

Advertising expenses

Advertising expenses, primarily marketing spend in channel coverage and content related promotion are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended December 31, 2017, 2018 and 2019 were RMB1,373,287, RMB2,268,753 and RMB2,757,214 (US$396,049), respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “other (expense)/income, net” when received. The government subsidies with certain operating conditions are recorded as “other liabilities/other non-current liabilities” when received and will be recorded as operating income when the conditions are met.

Leases

The Group adopted Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) by using the modified retrospective method through a cumulative-effect adjustment on January 1, 2019. The Group has elected the package of practical expedients on the adoption date, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases. The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. For internet data center facilities leases, the Group accounts for the lease and non-lease components as a single lease component. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset (“ROU asset”) and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment in the consolidated balance sheets. Finance lease liabilities are included in "Accrued expenses and other liabilities" and "Other non-current liabilities" in the consolidated balance sheet as of December 31, 2019. The Group uses the implicit rate when readily determinable, or its incremental borrowing rate based on the information available, at the commencement date in determining the present value of lease payments. Certain leases include renewal options and/or termination options. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

Upon adoption, the Group recognized ROU assets of RMB587 million, and operating lease liabilities, current and non-current portion of RMB175 million and RMB223 million, respectively as of January 1, 2019. As of December 31, 2018, the Group recorded RMB188 million in the “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2019, the Group recognized ROU assets of RMB723 million (US$104 million) for operating leases, and operating lease liabilities, current and non-current portion of RMB125 million (US$18 million) and RMB403 million (US$58 million), respectively, compared to recording RMB195 million (US$28 million) in “Prepayments and other assets” on the consolidated balance sheets under legacy GAAP. The adoption did not impact the Group's opening accumulated deficits, or the Group's prior year consolidated statements of comprehensive loss or statements of cash flows.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

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

Earnings /(loss) per share

Earnings/(loss) per share is computed in accordance with ASC topic 260 (“ASC 260”), Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s redeemable convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the years ended December 31, 2018 and 2019, the two-class method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 20). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met and the share-based awards are forfeited, previously recognized compensation expense relating to those awards are reversed. The Company elects to estimate forfeitures at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent the Company revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

For the years ended December 31, 2017 and 2018, the Company accounts for share-based awards issued to non-employees in accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees. The measurement date of the fair value of a share-based award issued to a non-employee is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by non-employees.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718) (“ASU 2018-07”). Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which will reduce volatility in the consolidated statements of comprehensive loss. The Company adopted ASU 2018-07 from January 1, 2019, using the modified retrospective method. The impact of adopting ASU 2018-07 was insignificant.

The Company, with the assistance of an independent third-party valuation firm, determined the fair value of share-based awards granted to employees and non-employees, if applicable.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other assets, long-term investments, accounts and notes payable, short-term loans, income tax payable, amounts due to related parties, contingent consideration liability, option to purchase equity interests of a listed company, accrued expenses and other current liabilities, convertible senior notes and long-term loans. The carrying amounts of these financial instruments, except for long-term equity investments without readily determinable fair values, long-term equity method investments, long-term held-to-maturity debt securities, long-term available-for-sale debt security, convertible senior notes and long-term loans, approximate their fair values because of their generally short maturities. The carrying amounts of long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2019, the Group has RMB6,909,674 (US$992,512) in cash, cash equivalents and restricted cash, which is held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable and contract assets are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for doubtful accounts and actual losses have generally been within management’s expectations. As of December 31, 2018 and 2019, the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable denominated in U.S. dollars. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 1.26% in 2019. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable are denominated in U.S. dollars. Any significant fluctuation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

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

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”). ASU 2019-02 aligns the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. ASU 2019-02 also requires testing capitalized produced and licensed content for impairment using a fair value model at a film group level when the produced and licensed contents are predominantly monetized with other produced and/or licensed contents. A film or film group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other produced or licensed contents, which is the unit of account for testing impairment. The predominant monetization strategy should be reassessed if there is a significant change to the monetization strategy of a produced or licensed content. Further, ASU 2019-02 requires that an entity reassess estimates of the use of a film in a film group and account for changes, if any, prospectively. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for the Group’s fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company will adopt ASU 2019-02 on January 1, 2020 and report cash outflows for the costs incurred to obtain rights for both produced and licensed content as operating cash outflows in the statement of cash flows. As the majority of the Group’s produced and licensed content are predominantly monetized as a group, upon adoption of the new standard, they will be reviewed for impairment when there are events or changes in circumstances that indicate such assessment should be made.
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

The aggregate payment for the acquisition of Skymoons consists of a fixed payment of cash of RMB1,157.0 million, as well as a contingent payment of up to RMB130.0 million in cash and issuance of 23,777,706 Class A ordinary shares if specified adjusted net profit targets are met post-acquisition (the “Earn-Out”).

The acquisition-date fair value of the consideration transferred totaled RMB1,242.9 million, which consisted of the fixed payment of cash amounting to RMB1,157.0 million and the portion of the Earn-Out payment described above of RMB85.9 million, which are not contingent on the continued employment. RMB1,018.6 million of the Earn-Out is contingent on the continued employment of certain key employees for the three years following the acquisition date, and was accounted for as a transaction separate from the business combination based on its economic substance and will be recorded as post-combination compensation expense in the Group's consolidated financial statements over the requisite service period.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

On July 23, 2019, the Group waived the specified adjusted net profit targets of the Earn-Out. Other terms, such as the payment schedule of the Earn-Out, remain unchanged and the Earn-Out is still contingent on the continued employment of certain key employees for three years post acquisition.

The Group has completed the valuation necessary to assess the fair value of tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of assets acquired and liabilities assumed as of the acquisition date:

	RMB	Useful lives (Years)
Published mobile games	366,000	2
Mobile games in development (i)	240,000	indefinite lived
Technology	101,000	5
Others	27,023	2 to 10
Intangible assets	734,023
Cash and cash equivalents	189,313
Other current assets	403,387
Other non-current assets	30,162
Fixed assets	2,574
Long-term investments	49,043
Goodwill	588,857
Current liabilities	(466,793)
Long-term loans	(87,794)
Deferred tax liabilities	(137,811)
Noncontrolling interests	(62,047)
Total consideration	1,242,914

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

The amount of revenue and net loss of Skymoons included in the Group’s consolidated statements of comprehensive loss from the acquisition date to December 31, 2018 was RMB 375.2 million and RMB237.9 million, respectively.

4.	SHORT-TERM INVESTMENTS

As of December 31, 2018 and 2019, the Group’s short-term investments consist of held-to-maturity debt securities and available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

5.	LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments at fair value without readily determinable fair value, equity method investments and held-to-maturity debt securities accounted for at amortized cost.

Equity investments at fair value without readily determinable fair value

As of December 31, 2018 and 2019, the carrying amount of the Company’s equity investments without readily determinable fair value was RMB1,761,487 and RMB1,812,810 (US$260,394), respectively, after deduction of RMB31,500 and RMB181,274 (US$26,038) accumulated impairment, respectively. Impairment charges recognized on equity investments measured at fair value using the measurement alternative was nil and RMB169,374 (US$24,329) for the years ended December 31, 2018 and 2019, respectively.

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the year ended December 31, 2018 and 2019 are as follows:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	189,639	7,024	1,009
Gross unrealized losses (downward adjustments excluding impairment)	—	—	—

Net unrealized gains and losses on equity securities held	189,639	7,024	1,009
Net realized gains on equity securities sold	—	—	—

Total net gains recognized in other income, net	189,639	7,024	1,009

Equity method investments

In July 2018, the Group acquired a 32% outstanding equity interest amounting to RMB796,000  in Beijing Xin’ai Sports Media Technology co., LTD (or “Xin’ai”) that is engaged in the operation of a sports content platform. The Group has significant influence over the investee and therefore accounts for its equity interest as an equity method investment. The excess of the carrying value of the investment over the proportionate share of Xin’ai’s net assets of RMB609,502 was recognized as basis differences and investment goodwill. As of December 31, 2019, the Group’s equity interest was diluted to 26% of Xinai’s total equity due to a subsequent round of equity financing.

As of December 31, 2018 and 2019, besides Xin’ai the Group held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amount of the Group’s equity method investments including Xin’ai was RMB810,553 and RMB663,376 (US$95,288) as of December 31, 2018 and 2019, respectively.

Held-to-maturity debt securities

In 2019, the Group purchased RMB494,373 (US$71,012) of held-to-maturity debt securities with maturities of two years from a financial institution and pledged them as collaterals against certain long-term loans. As of December 31, 2019, the carrying value of long-term held-to-maturity debt securities were RMB495,710 (US$71,204). The gross unrecognized holding loss was RMB4,911 (US$705) for the year ended December 31, 2019. As of December 31, 2019, the fair value of long-term held-to-maturity debt securities were RMB490,799 (US$70,499). The gross unrecognized holding gain was nil for the year ended December 31, 2019.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

6.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Accounts receivable	2,984,090	3,772,323	541,860
Allowance for doubtful accounts	(94,856)	(144,574)	(20,766)
Accounts receivable, net	2,889,234	3,627,749	521,094

The following table presents movement of the allowance for doubtful accounts:

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Balance at the beginning of the year	19,719	24,686	94,856	13,625
Provisions	56,048	85,745	72,259	10,379
Write-offs	(51,081)	(15,575)	(22,541)	(3,238)
Balance at the end of the year	24,686	94,856	144,574	20,766

7.	PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Current portion:
Contract assets	1,414,549	1,875,704	269,428
VAT prepayments	436,343	507,135	72,845
Prepaid licensed copyrights	184,926	311,144	44,693
Deposits and prepaid rental fees	123,863	133,692	19,204
Others	536,700	891,553	128,064
	2,696,381	3,719,228	534,234

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Non-current portion:
Prepaid licensed copyrights	3,685,272	3,006,109	431,801
Licensed copyrights prepaid assets (i)	569,123	325,504	46,756
Deposits and prepaid rental fees	171,676	22,269	3,199
Others	269,812	154,594	22,205
	4,695,883	3,508,476	503,961

(i)

Licensed copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under nonmonetary exchanges but the counterparty has already received the content copyrights from the Group.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

8.	LICENSED COPYRIGHTS, NET

	As of December 31, 2018
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	24,568,598	(16,859,719)	(136,706)	7,572,173
—Sublicensing rights	3,466,207	(3,233,631)	—	232,576
	28,034,805	(20,093,350)	(136,706)	7,804,749
Less: current portion:
—Broadcasting rights	6,588,538	(5,545,886)	(111,389)	931,263
—Sublicensing rights	3,466,207	(3,233,631)	—	232,576
	10,054,745	(8,779,517)	(111,389)	1,163,839
Licensed copyrights—non current
—Broadcasting rights	17,980,060	(11,313,833)	(25,317)	6,640,910
—Sublicensing rights	—	—	—	—
	17,980,060	(11,313,833)	(25,317)	6,640,910

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	32,038,423	(24,500,895)	(25,317)	7,512,211	1,079,061
—Sublicensing rights	4,632,586	(4,632,586)	—	—	—
	36,671,009	(29,133,481)	(25,317)	7,512,211	1,079,061
Less: current portion:
—Broadcasting rights	11,752,412	(10,502,214)	(25,317)	1,224,881	175,943
—Sublicensing rights	4,632,586	(4,632,586)	—	—	—
	16,384,998	(15,134,800)	(25,317)	1,224,881	175,943
Licensed copyrights—non current
—Broadcasting rights	20,286,011	(13,998,681)	—	6,287,330	903,118
—Sublicensing rights	—	—	—	—	—
	20,286,011	(13,998,681)	—	6,287,330	903,118

In the year of acquisition, the licensed copyrights have weighted-average useful lives of 2.5 years, 2.8 years and 2.8 years for the years ended December 31, 2017, 2018 and 2019, respectively. The Group recognized impairment charges on licensed copyrights of RMB390,235, RMB180,615 and RMB nil (US$ nil) for the years ended December 31, 2017, 2018 and 2019, respectively.

Amortization expense of RMB7,491,955, RMB12,055,624 and RMB12,743,323 (US$1,830,464) for the years ended December 31, 2017, 2018 and 2019, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next five years is as follows:

	RMB	US$
Within 1 year	4,758,670	683,540
Between 1 and 2 years	1,761,470	253,019
Between 2 and 3 years	795,881	114,321
Between 3 and 4 years	196,190	28,181
Between 4 and 5 years	-	-

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

9.	INTANGIBLE ASSETS, NET

Finite-lived intangible assets

	As of December 31, 2018
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
Intellectual property rights (i)	442,580	(119,152)	323,428
Traffic acquisition agreement (ii)	546,150	(102,403)	443,747
Published mobile games (iii)	373,702	(84,325)	289,377
Trademarks (ii)	198,492	(102,947)	95,545
User list	151,896	(148,670)	3,226
Online literature	140,807	(18,803)	122,004
Domain names	140,608	(85,042)	55,566
Customer relationships	119,700	(119,700)	—
Technology (iii)	101,730	(9,304)	92,426
Others (ii)	105,816	(85,240)	20,576
	2,321,481	(875,586)	1,445,895

	As of December 31, 2019
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Intellectual property rights (i)	479,276	(190,086)	289,190	41,540
Traffic acquisition agreement (ii)	546,150	(546,150)	—	—
Published mobile games (iii)	457,753	(316,671)	141,082	20,265
Trademarks (ii)	204,563	(143,620)	60,943	8,754
User list	3,396	(849)	2,547	366
Online literature	162,610	(40,014)	122,596	17,610
Domain names	140,631	(99,145)	41,486	5,959
Technology (iii)	101,730	(29,650)	72,080	10,354
Others (ii)	31,739	(20,005)	11,734	1,685
	2,127,848	(1,386,190)	741,658	106,533

Intangible assets	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Finite-lived intangible assets	1,445,895	741,658	106,533
Indefinite-lived intangible assets	232,298	72,302	10,385
Total	1,678,193	813,960	116,918

(i)

Intellectual property rights include various rights the Company acquires either individually or in a bundle to broadcast, operate, publish, translate, distribute and/or adapt various forms of media, including but not limited to online games, literature and films.

(ii)

In February 2018, the Company entered into a share purchase agreement with Baidu, pursuant to which the Company issued an aggregate of 36,860,691 Class B ordinary shares to Baidu in exchange for an asset acquisition of traffic acquisition agreement,

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

trademarks and non-compete amounting to RMB599,150. As consideration for the issuance of such shares and subject to the conditions set forth in the share purchase agreement, Baidu agreed to (i) undertake certain non-compete obligations towards the Company with respect to the online movie ticket and show ticket booking business of Baidu and its affiliates; (ii) direct user traffic related to such ticket business to the Company; (iii) provide the Company with technological support with respect to the Company’s ticket booking business; (iv) license certain trademarks and certain intellectual property rights to the Company; and (v) enter into a ticket business cooperation agreement with the Company, which has been signed concurrently. The transaction was closed on April 12, 2018 and accounted for as an asset acquisition, whereby intangible assets were recorded by the Company. The useful lives of traffic acquisition agreement and non-compete are four years and the useful life of trademarks is two years.

In 2019, the Group mainly revised the useful life of traffic acquisition agreement from 4 years to 1.72 years due to the decrease in economic benefit expected from the acquired set of assets for the remaining contractual period of the agreement. As of December 31, 2019, the acquired set of assets are fully amortized.

For the year ended December 31, 2019, the amount of amortization expense and net loss included in the Group’s consolidated statements of comprehensive loss was RMB479,497 (US$68,875) and RMB10,276,739 (US$1,476,162), net loss per Class A and Class B ordinary share was RMB2.02 (US$0.29), compared to amortization expense and net loss of RMB159,538 (US$22,916) and RMB9,956,780 (US$1,430,202), net loss per Class A and Class B ordinary share was RMB1.96 (US$0.28), as if useful lives of the acquired set of assets would remain unchanged.

(iii)

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

The Group bypassed the qualitative assessment for indefinite-lived mobile games in development and mobile games in development prior to changing their lives from indefinite to finite as if they were still indefinite-lived and proceeded directly to performing the quantitative impairment test. For the year ended December 31, 2019, the Group recognized RMB99,096 (US$14,234) of impairment charges for mobile games in development because the carrying amount of mobile games in development exceeded its fair value. After an impairment loss is recognized, the adjusted carrying amount of mobile games in development shall be its new accounting basis. The carrying amount of mobile games in development was RMB232,298, and RMB72,302 (US$10,385), as of December 31, 2018 and 2019, respectively.

RMB nil, RMB nil, and RMB99,096 (US$14,234) of impairment charges were recognized on intangible assets for the years ended December 31, 2017, 2018 and 2019, respectively.

Amortization expense was RMB112,860, RMB346,672 and RMB873,664 (US$125,494) for the years ended December 31, 2017, 2018 and 2019, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	271,308	38,971
Between 1 and 2 years	136,791	19,649
Between 2 and 3 years	110,593	15,886
Between 3 and 4 years	65,134	9,356
Between 4 and 5 years	46,572	6,690

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

10.	PRODUCED CONTENT, NET

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Released, less amortization	553,459	891,574	128,067
In production	2,870,495	3,074,946	441,688
In development	312,109	388,701	55,833
	3,736,063	4,355,221	625,588

Amortization expense was RMB774,530, RMB2,265,543 and RMB2,977,181 (US$427,645) for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group anticipates that 100% of the above “released” produced content as of December 12, 2019 will be amortized within the next three years.
11.	GOODWILL

The goodwill of RMB3,888,346 and RMB3,888,346 (US$558,526) as of December 31, 2018 and 2019 represented the goodwill of RMB1,475,357 pushed down from the acquisition of the Company by Baidu in 2012, the goodwill of RMB1,800,750 generated from the acquisition of Shanghai Zhong Yuan by the Company in 2013 and the goodwill of RMB612,239 mainly generated from the acquisition of Skymoons occurred on July 17, 2018 (Note 3) in 2018.

The Group performed a quantitative assessment by estimating the fair value of the Group as a reporting unit based on the Company’s market capitalization for the years ended December 31, 2018 and 2019. The fair value of the Group exceeded its carrying value as of December 31, 2018 and 2019, respectively, and therefore the Group’s goodwill was not impaired.
12.	FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Computer equipment	2,057,218	2,436,926	350,043
Office building	588,685	588,685	84,559
Leasehold improvements	97,938	129,010	18,531
Office furniture and equipment	57,999	132,693	19,060
Others	12,957	18,891	2,714
	2,814,797	3,306,205	474,907
Less: Accumulated depreciation	(1,263,673)	(1,632,225)	(234,454)
Construction in progress	67,023	80,387	11,546
	1,618,147	1,754,367	251,999

No impairment charges were recognized on fixed assets for the years ended December 31, 2017, 2018 and 2019, respectively.

Depreciation expense was RMB348,921, RMB312,138 and RMB476,068 (US$68,383) for the years ended December 31, 2017, 2018 and 2019, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

13.	LEASES

Leases are classified as operating lease and finance lease in accordance with ASU 2016-02. The Group’s operating leases mainly related to offices facilities, IDC facilities. For leases with terms greater than 12 months, the Group records the related asset and obligation at the present value of lease payments over the term.

As of December 31, 2019, the Operating lease’s weighted average remaining lease term was 9.8 years and weighted average discount rate was 5.42%. The finance lease’s weighted average remaining lease term was 3.0 years and weighted average discount rate was 5.50%.

	As of December 31,
	2019	2019
	RMB	US$
Finance lease
Property and equipment, gross	20,334	2,921
Accumulated depreciation	(1,212)	(174)
Property and equipment, net	19,122	2,747
Finance lease liabilities, current portion	6,684	960
Finance lease liabilities	10,348	1,486
Total finance lease liabilities	17,032	2,446

The components of lease cost were as follows:

	As of December 31,
	2019	2019
	RMB	US$
Operating lease costs(i)	183,578	26,369
Finance lease costs:
Amortization of ROU assets	579	83
Total finance lease costs	579	83

(i)	Excluding cost of short-term contracts. Short-term lease costs for year ended December 31, 2019 were RMB357million (US$51 million).

Finance lease costs were recorded as cost of revenues and interest expenses. For the year ended December 31, 2019, the amount of interest expense for finance leases was RMB nil (US$ nil). Variable lease costs were immaterial for the year ended December 31, 2019. For the year ended December 31, 2019, no lease costs for operating and finance leases were capitalized.

Cash paid for amounts included in the measurement of lease liabilities:

	As of December 31,
	2019	2019
	RMB	US$
Operating cash payments for operating leases	208,560	29,958
Operating cash payments for finance leases	—	—
Financing cash payments for finance leases	397	57

ROU assets obtained in exchange for lease obligations:

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31,
	2019	2019
	RMB	US$
Operating leases	323,242	46,431
Finance leases	18,950	2,722

Future lease payments under lease liabilities as of December 31, 2019 were as follows:

	Operating leases		Finance leases
	RMB	US$	RMB	US$
Year ending December 31,
2020	129,190	18,557	6,894	990
2021	119,686	17,192	6,895	990
2022	96,956	13,927	4,687	673
2023	81,614	11,723	—	—
2024	24,483	3,517	—	—
Thereafter	194,903	27,996	—	—
Total future lease payments	646,832	92,912	18,476	2,653
Less: Imputed interest	(118,688)	(17,048)	(1,444)	(207)
Total lease liability balance	528,144	75,864	17,032	2,446

14.	LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2018 and 2019 amounted to RMB3,046,449 and RMB2,618,170 (US$376,077), respectively, which consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2018 and 2019, the repayment of all short-term loans are guaranteed by subsidiaries within the Group and either collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB574,557 and RMB561,515 (US$80,657), respectively, or collateralized by restricted cash balances totaling US$315,600 and US$138,572 (equivalent to RMB964,711), respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2018 and 2019 was 4.47% and 4.05%, respectively. As of December 31, 2018, and 2019, the aggregate amounts of unused lines of credit for short-term loans were RMB781,042 and RMB1,620,520 (US$232,773), respectively.

Long-term Loans

In 2017, the Group entered into a three-year loan agreement with Bank of China, pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB299,000 for its general working capital purposes. In 2017, the Group drew down RMB299,000 with an interest rate of 4.47%, pursuant to the agreement, the principal shall be repaid by installments from 2017 to 2020. As of December 31, 2018 and 2019, the repayment of the loan is guaranteed by a subsidiary of the Group and collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB574,557 and RMB561,515 (US$80,657), respectively. RMB5,000, RMB10,000 and RMB10,000 (US$1,436) were repaid when it became due in 2017, 2018 and 2019, respectively. The amount repayable within the next twelve months are classified as “Long-term loans, current portion”.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In 2019, the Group entered into a two-year loan agreement with JPMorgan Chase Bank, N.A., pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB800,000 (US$114,913) for its general working capital purposes. In 2019, the Group drew down RMB447,949 (US$64,344) with an interest rate of 3.55%, pursuant to the agreement, the principal shall be repaid by installments from 2019 to 2021. The repayment of the loan is collateralized by long-term held-to-maturity debt securities with a stated cost of RMB494,373 (US$71,012) (Note 5). RMB2,954 (US$424) was repaid when it became due in 2019. The amount repayable within the next twelve months are classified as “Long-term loans, current portion”.

Borrowings from third-party investors

Asset-backed debt securities

In December 2018, certain supplier invoices selected by the Group totaling RMB525,279 were factored to a financial institution (the “2018 factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Group’s consolidated balance sheets. The 2018 factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the 2018 factored receivables, maturing in December 2019 and December 2020, were issued to third party investors with a stated interest of 5.0%-5.5% and raised total gross proceeds of RMB446,000 .

In November 2019, certain supplier invoices selected by the Group totaling RMB587,000 (US$84,317) were factored to a financial institution (the “2019 factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Group’s consolidated balance sheets. The 2019 factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the 2019 factored receivables, maturing in November 2021, were issued to third party investors with a stated interest of 5.1% and raised total gross proceeds of RMB500,000 (US$71,821).

The proceeds raised from issuance of the asset-backed debt securities were used by the financial institutions to factor the supplier invoices. At the same time, the credit terms of the Group’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities.

Accounting for asset-backed debt securities

The Group consolidates the securitization vehicles as VIEs for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIEs.

As a result of the series of transactions described above, the payment terms of the Group’s original trade payables were substantially modified and considered extinguished as the nature of the original liability has changed from that of a trade payable to loan borrowings from third-party investors. The proceeds from borrowings from third-party investors is a financing activity and reported as “Proceeds from long-term loans and borrowings from third party investors, net of issuance costs” on the consolidated statements of cash flows.

As of December 31, 2019, the outstanding borrowings from asset-backed debt securities were RMB898,097 (US$129,004). RMB74,992 (US$10,722) of 2018 asset-backed debt securities was repaid when it became due in December 2019. RMB428,601 (US$61,565) of asset-backed debt securities is repayable within one year and are included in “Long-term loans, current portion” and the remaining balance of RMB469,496 (US$67,439) of 2019 asset-backed debt securities is included in non-current “Long-term loans” on the consolidated balance sheets. The effective interest rate of 2018 asset-backed debt securities and 2019 asset-backed debt securities was 7.00% and 5.97%, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As of December 31, 2019, aggregate loan principal payments on long-term loans and borrowings from third party investors are due according to the following schedule:

	As of December 31, 2019
	RMB	US$
within 1 year	765,500	109,957
between 1-2 year	939,782	134,991
	1,705,282	244,948

15.CONVERTIBLE SENIOR NOTES

2023 Convertible Senior Notes

On December 4, 2018, the Company issued US$750 million convertible senior notes (the “2023 Notes”). The 2023 Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2023 Notes is 37.1830 of the Company’s ADS per US$1,000 principal amount of the 2023 Notes (which is equivalent to an initial conversion price of approximately US$26.89 per ADS). Prior to June 1, 2023, the 2023 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2023 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

In connection with the issuance of the 2023 Notes, the Company purchased capped call options (the “2023 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$67.5 million. The 2023 Capped Call exercise price is equal to the 2023 Notes’ initial conversion price and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2023 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

2025 Convertible Senior Notes

On March 29, 2019, the Company issued US$1,200 million convertible senior notes (the “2025 Notes”). The 2025 Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2025 Notes is 33.0003 of the Company’s ADS per US$1,000 principal amount of the 2025 Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS). Prior to October 1, 2024, the 2025 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2025 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or portion of the 2025 Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In connection with the issuance of the 2025 Notes, the Company purchased capped call options (the “2025 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$84.5 million. The 2025 Capped Call exercise price is equal to the 2025 Notes’ initial conversion price and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2025 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

Accounting for Convertible Senior Notes

As the conversion option may be settled in cash at the Company’s option, the Company separated the 2023 Notes and the 2025 Notes (collectively as the “Notes”) into liability and equity components in accordance with ASC 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The difference between the principal amount of the 2023 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the 2023 Notes to its face value on December 1, 2021, the put date of the 2023 Notes. The difference between the principal amount of the 2025 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the 2025 Notes to its face value on April 1, 2023, the put date of the 2025 Notes.

The cost of the 2023 Capped Call and 2025 Capped Call of US$67.5 million and US$84.5 million (equivalent to RMB567,140) were recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value be recorded.

 The net proceeds from the issuance of the 2023 Notes and the 2025 Notes were US$736.7 million and US$1,179.0 million (equivalent to RMB7,909,506), after deducting underwriting discounts and offering expenses of US$13.3 million and US$21.0 million (equivalent to RMB140,986) from the initial proceeds of US$750 million and US$1,200 million, respectively. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts of liability and equity components determined above.

The 2023 Notes and the 2025 Notes are collectively referred to the Notes. As of December 31, 2018 and 2019, the principal amount of the liability component of the Notes were RMB5,158.7 million and RMB13,577.9 million (US$1,950.3 million), unamortized debt discount were RMB446.4 million and RMB1,281.0 million (US$184.0 million), and the net carrying amount of the liability component were RMB4,712.3 million and RMB12,296.9 million (US$1,766.3 million), respectively. The carrying amount of the equity component of the Notes were RMB361.6 million and RMB1,349.3 million (US$193.8 million), respectively. For the years ended December 31, 2018 and 2019, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB23.9 million and RMB669.8 million (US$96.2 million), respectively. As of December 31, 2019, the liability component of the 2023 Notes and the 2025 Notes will be accreted up to the principal amount of US$750 million and US$1,200 million over a remaining period of 1.92 years and 3.25 years, respectively.

The aggregate scheduled maturities of RMB5,222.3 million (US$750.1 million) and RMB8,355.6 million (US$1,200.2 million) of the 2023 Notes and 2025 Notes will be repaid when they become due in 2023 and 2025, respectively, after considering no conversion, redemption prior to the maturity and both convertible senior notes bondholders hold the Notes till maturities and the Company elects to pay fully in cash.

16.INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and a “Software Enterprise” (“SE”) is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The SE is subject to relevant governmental authorities’ annual assessment based on self-assessment supporting documents filed with the tax authorities each year.

Certain PRC subsidiaries and VIEs, including Beijing QIYI Century, Shanghai Zhong Yuan and Beijing iQIYI are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2021 or 2022. Chengdu Skymoons Interactive Network Game Co.,Ltd, qualified as SEs, is entitled to an exemption from the enterprise income tax for two years beginning from 2017, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a “SE” is subject to annual evaluation by the relevant authorities in China.

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

The Group’s loss before income taxes consists of:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Non-PRC	99,787	(670,529)	(1,243,926)	(178,679)
PRC	(3,844,284)	(8,311,901)	(8,980,961)	(1,290,035)
	(3,744,497)	(8,982,430)	(10,224,887)	(1,468,714)

Income tax (benefit)/expense for the years ended December 31, 2017, 2018 and 2019 consists of:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current income tax expense	4,649	123,887	129,164	18,553
Deferred income tax benefit	(12,214)	(45,086)	(77,312)	(11,105)
	(7,565)	78,801	51,852	7,448

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(936,124)	(2,245,608)	(2,556,222)	(367,178)
Effect of differing tax rates in different jurisdictions	(35,888)	172,111	293,976	42,227
Non-deductible expenses	171,784	380,327	436,312	62,672
Research and development super-deduction	(10,746)	(40,466)	(66,026)	(9,484)
Effect of PRC preferential tax rates and tax holiday	320,114	709,165	707,518	101,629
Other adjustments	10,393	(51,451)	104,484	15,008
Change in valuation allowance	472,902	1,154,723	1,131,810	162,574
Income tax (benefit)/expense	(7,565)	78,801	51,852	7,448

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and others	39,933	83,324	11,969
Bad debt provision	26,222	32,654	4,690
Net operating losses carried forward	666,887	801,430	115,118
Recorded cost relating to capitalized assets	1,976,584	2,943,758	422,844
Fixed assets depreciation	14,784	17,967	2,581
Valuation allowance	(2,620,045)	(3,751,855)	(538,920)
Deferred tax assets, net	104,365	127,278	18,282
Deferred tax liabilities:
Long-lived assets arising from acquisitions	176,897	122,498	17,596

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets, net	23,873	34,916	5,015
Deferred tax liabilities	96,405	30,136	4,329

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2018 and 2019, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As of December 31, 2018 and 2019, the Group had tax losses of RMB4,055,310 and RMB4,641,219 (US$666,669) deriving from entities in the PRC and Hong Kong. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2019 and thereafter. The tax losses in Hong Kong can be carried forward without an expiration date.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of the years ended December 31, 2017, 2018 and 2019, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2017, 2018 and 2019. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2014 through 2019 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
17.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries and its VIEs in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB371,622, RMB544,965 and RMB660,414 (US$94,863) for the years ended December 31, 2017, 2018 and 2019, respectively.
18.	COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2019:

	RMB	US$
2020	5,699	819
2021	5,647	811
2022	5,637	810
2023	4,578	658
2024 and thereafter	17,730	2,546
	39,291	5,644

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2019:

	RMB	US$
2020	8,934,810	1,283,405
2021	6,495,627	933,038
2022	4,246,246	609,935
2023	1,534,438	220,408
2024 and thereafter	1,088,940	156,417
	22,300,061	3,203,203

Capital commitment

As of December 31, 2019, the commitments for purchase of fixed assets are immaterial.

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2019. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB43,571 (US$6,259) in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2019 and recognized losses of RMB37,461 (US$5,381) for the year ended December 31, 2019.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of December 31, 2019, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after December 31, 2019, but related to cases arising on or before December 31, 2019. The Group is in the process of appealing certain judgments for which losses have been accrued.
19.	REDEEMABLE NONCONTROLLING INTERESTS

In October 2019, one of the Group’s VIE’s subsidiary completed a round of preferred shares financing with RMB100,000 (US$14,364) from third-party preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable noncontrolling interests.

The Group accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	For the year ended December 31,
	2019	2019
	RMB	US$
Balance as of December 31, 2018	—	—
Issuance of subsidiary shares	100,000	14,364
Accretion of redeemable noncontrolling interests	1,542	222
Balance as of December 31, 2019	101,542	14,586

20.	ORDINARY SHARES

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

On September 24, 2018, 399,083,573 Class A ordinary shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the 2010 Equity Incentive Plan and the 2017 Incentive Plan. As of December 31, 2019, 321,825,406 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

On August 19, 2019, 11,888,853 Class A restricted ordinary shares were issued to certain key employees upon the achievement of specified adjusted net profit targets of the Earn-Out (Note 3). As of December 31, 2019, all above Class A restricted ordinary shares are issued but not outstanding as they have not been transferred to grantees, that is, they are still contingent on the continued employment of grantees.

As of December 31, 2019, there were 2,259,125,125 and 2,876,391,396 Class A and Class B ordinary shares outstanding. As of December 31, 2018 and 2019, there were no preferred shares issued and outstanding.

.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

21.	PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

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

As of December 31, 2018 and 2019, the Company's PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB nil and RMB23,073 (US$3,309), respectively, in its statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2019. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB17,473,617 (US$2,509,928) as of December 31, 2019.
22.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. The effect of the convertible notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the year ended December 31, 2017, as its effect would be anti-dilutive. Upon completion of the Company’s IPO on April 3, 2018, all redeemable convertible preferred shares were converted into 1,231,841,032 Class A ordinary shares and 2,496,982,468 Class B ordinary shares. The effect of convertible senior notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2018 and 2019, as its effect would be anti-dilutive.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic earnings per share for the year ended December 31, 2017 and basic loss per Class A and Class B ordinary share for the years ended December 31, 2018 and 2019 are calculated as follows:

	Year ended December 31,
	2017	2018		2019		2019
	Ordinary shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Basic net earnings/(loss) per share calculation:
Numerator:
Net loss attributable to iQIYI, Inc.	(3,736,932)	(3,841,616)	(5,268,160)	(4,506,557)	(647,327)	(5,816,772)	(835,527)
Accretion of redeemable noncontrolling interests	—	—	—	(673)	(97)	(869)	(125)
Extinguishment and reissuance of Series B preferred shares	(363,279)	—	—	—	—	—	—
Accretion of redeemable convertible preferred shares	5,073,140	(126,085)	(172,905)	—	—	—	—
Allocation of net income attributable to preferred shareholders	(870,166)	—	—	—	—	—	—
Numerator for computing basic net earnings/(loss) per share	102,763	(3,967,701)	(5,441,065)	(4,507,230)	(647,424)	(5,817,641)	(835,652)
Denominator:
Weighted average number of ordinary shares outstanding	342,548,237	1,631,116,600	2,236,815,186	2,228,491,004	2,228,491,004	2,876,391,396	2,876,391,396
Basic net earnings/(loss) per share	0.30	(2.43)	(2.43)	(2.02)	(0.29)	(2.02)	(0.29)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Diluted loss per share for the year ended December 31, 2017 and diluted loss per Class A and Class B ordinary share for the years ended December 31, 2018 and 2019 are calculated as follows:

	Year ended December 31,
	2017	2018		2019		2019
	Ordinary shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Diluted net loss per share calculation:
Numerator:
Numerator for computing basic net earnings/(loss) per share	102,763	(3,967,701)	(5,441,065)	(4,507,230)	(647,424)	(5,817,641)	(835,652)
Add: Extinguishment and reissuance of Series B preferred shares	363,279	—	—	—	—	—	—
Deduct: Accretion of redeemable convertible preferred shares	(5,073,140)	—	—	—	—	—	—
Add: Allocation of net income attributable to preferred shareholders	870,166	—	—	—	—	—	—
Numerator for computing diluted net loss per share	(3,736,932)	(3,967,701)	(5,441,065)	(4,507,230)	(647,424)	(5,817,641)	(835,652)
Denominator:
Weighted average number of ordinary shares outstanding	342,548,237	1,631,116,600	2,236,815,186	2,228,491,004	2,228,491,004	2,876,391,396	2,876,391,396
Conversion of redeemable convertible preferred shares to ordinary shares	2,900,599,024	—	—	—	—	—	—
Weighted average number of shares used in calculating diluted net loss per share	3,243,147,261	1,631,116,600	2,236,815,186	2,228,491,004	2,228,491,004	2,876,391,396	2,876,391,396
Diluted net loss per share	(1.15)	(2.43)	(2.43)	(2.02)	(0.29)	(2.02)	(0.29)

23.	SHARE-BASED COMPENSATION

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

The Company has granted share options under the 2010 Plan to its employees and directors. Options granted to employees and directors vest over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a quarterly basis thereafter.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the summary of option activity under the Company’s 2010 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$ in thousands)
Outstanding, December 31, 2018	380,579,031	0.47
Granted	94,625,573	0.51
Forfeited	(8,855,266)	0.51
Exercised	(59,436,720)	0.37
Outstanding, December 31, 2019	406,912,618	0.48	7.08	1,031,314
Vested and expected to vest as of December 31, 2019	385,280,004	0.48	6.98	977,150
Exercisable as of December 31, 2019	211,537,760	0.45	5.78	542,128

As of December 31, 2019, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share options granted to the Group’s employees and directors was RMB2,183,026 (US$313,572). Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.77 years and may be adjusted for future changes in estimated forfeitures.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2017, 2018 and 2019 were US$0.44, US$2.19 and US$2.83, respectively. The total fair value of options vested during the years ended December 31, 2017, 2018 and 2019 were RMB116,811, RMB267,599 and RMB832,594 (US$119,595), respectively. Total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 were nil, RMB282,212 and RMB1,055,675 (US$151,638).

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and non-employees were as follows:

	Year Ended December 31,
	2017	2018	2019
Fair value of ordinary shares (US$)	0.89	2.57~3.84	2.27~3.88
Risk-free interest rate (%)	2.27	2.86~3.08	1.64~2.76
Expected volatility (%)	43.4	41.3~42.1	39.6~51.0
Expected dividend yield	—	—	—
Expected exercise multiple	2.3	2.3	2.3

Prior to the Company’s IPO, the estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third-party valuation firm. Upon the completion of IPO, the estimated fair value of the Company’s ordinary shares was based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry until the Company had adequate historical volatility of the share price. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

2017 Share Incentive Plan

On November 30, 2017, the Company adopted its 2017 Share Incentive Plan (the “2017 Plan”). Under the 2017 Plan, the Company is authorized to grant options, restricted shares and restricted share units to members of the board, employees, consultants and other individuals for which the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares. The 2017 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there are no other vesting conditions for all the awards issued under the 2017 Plan. Any unvested portion of the options will be forfeited either (i) upon the termination of the grantee’s service for any reason; or (ii) upon the grantee’s scope of service no longer being involved in the business of the Company. In the event the grantee’s service is terminated for cause or takes place prior to an IPO other than death or permanent disability, the vested portion of the options will also be forfeited upon such termination.

In December 2017, the Company granted 720,000 restricted share units under the 2017 Plan to non-employees. All restricted shares vest over a four-year period, with 25% of the awards vesting on an annual basis.

The following table sets forth the summary of RSU activity under the Company’s 2017 Plan:

Number of shares
Restricted Shares
Unvested, December 31, 2018	540,000
Vested	(82,500)
Forfeited	(292,500)
Unvested, December 31, 2019	165,000

The total fair value of the restricted shares vested during the years ended December 31, 2017, 2018 and 2019 was nil, RMB455, and RMB175 (US$25), respectively. The weighted average grant date fair value of the restricted share units granted during the years ended December 31, 2017, 2018 and 2019 were US$1.92, nil and nil, respectively. As of December 31, 2019, there was RMB2,383 (US$342) unrecognized share-based compensation cost related to restricted shares, which will be recognized over a weighted-average vesting period of 1.96 years.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cost of revenues	34,895	83,351	171,053	24,570
Selling, general and administrative	130,994	368,598	675,278	96,998
Research and development	67,535	104,262	238,189	34,214
	233,424	556,211	1,084,520	155,782

24.	RELATED PARTY TRANSACTIONS
a)	The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”) Others	Controlling shareholder of the Company Equity investees

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

b)	The Group had the following related party transactions with the major related parties:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Membership services
Membership services revenue earned from memberships sold to Baidu Group	4,185	19,855	20,886	3,000
Membership services revenue earned from memberships sold by Xiaomi Group	81,450	—	—	—
Membership services revenue earned from memberships sold by Others	—	126	6,361	914
Online advertising revenues
Advertising services provided to Baidu Group	18,337	189,461	67,452	9,689
Advertising services provided to Xiaomi Group	9,249	—	—	—
Advertising services provided to Others	—	13,347	9,674	1,390
Content distribution revenues
Content licensed to equity investees	—	88,457	443,503	63,705
Other revenues
Other services provided to Baidu Group	58,529	29,296	12,343	1,773
Other services provided to Xiaomi Group	4,625	—	—	—
Others	5,157	—	36,534	5,248
Interest income
Loan due from equity investees	—	2,202	4,856	698
	181,532	342,744	601,609	86,417
Cost of revenues
License fees to Baidu Group	8,315	8,923	23,064	3,313
Bandwidth fee to Baidu Group	88,945	601,065	976,523	140,269
Traffic acquisition and other services provided by Baidu Group (i)	—	126,644	479,497	68,875
Commissions to Xiaomi Group	42,565	—	—	—
Others (iii)	1,817	52,484	86,766	12,463
Selling, general and administrative
Advertising services provided by Baidu Group	36,074	10,844	1,825	262
Traffic acquisition service provided by Baidu Group (ii)	29,932	—	—	—
Advertising services provided by Xiaomi Group	82,773	—	—	—
Others	139	822	3,756	540
Research and development
Cloud services provided by Baidu Group	2,833	5,114	19,486	2,799
Interest expenses
Loan due to Baidu Group	168,154	—	—	—
	461,547	805,896	1,590,917	228,521

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(i)

As disclosed in Note 9, on April 12, 2018, the Company issued to Baidu an aggregate of 36,860,691 Class B ordinary shares pursuant to a share purchase agreement with Baidu entered into in February 2018, in exchange for Baidu providing traffic acquisition and other services in relation with ticket booking service, which was recorded as intangible assets. For the years ended December 31, 2018 and 2019, RMB126,644, RMB479,497 (US$68,875) was recognized as cost of revenues.

(ii)

Entered into between the Company and Baidu on March 15, 2010 (amended and restated on August 15, 2010 and December 6, 2011), the services agreement whereby Baidu Group provides traffic acquisition services was recorded as a favorable contract asset and RMB29,932, RMB nil, and RMB nil (US$ nil) was recognized as selling, general and administrative expense for the years ended December 31, 2017, 2018 and 2019, respectively. In January 2018, the Company and Baidu agreed to terminate the traffic acquisition service contract in exchange for Baidu paying a fee of US$27,000 to the Company. The excess of the fee received by the Company over the book value of the recorded favorable contract asset was accounted for as a deemed contribution from the controlling shareholder, amounting to RMB104,200.

(iii)

The Group entered into a one year revenue sharing arrangement with an equity investee of RMB100,000 in the year ended December 31, 2018. RMB nil, RMB32,642, and RMB67,358 (US$9,675) was recognized as cost of revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, the Group purchased content from equity investees in an amount of RMB4,250, RMB182,897 and RMB909,450 (US$130,634), respectively.

c)	The Group had the following related party balances with the major related parties:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	102,960	35,560	5,108
Loans receivable from Others (ii)	103,980	105,934	15,216
Due from Others (iii)	74,770	70,499	10,127
	281,710	211,993	30,451
Amounts due from related parties, non-current:
Due from Others	52,800	172,200	24,735
	52,800	172,200	24,735

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (iv)	50,000	50,000	7,182
Due to Baidu Group (v)	421,942	1,014,283	145,693
Deferred revenue in relation to services to be provided to an equity investee (vi)	94,785	169,677	24,373
Due to Others	125,663	370,298	53,189
	692,390	1,604,258	230,437
Amounts due to related parties, non-current:
Loans due to Baidu Group (iv)	650,000	650,000	93,367
Due to Baidu Group (v)	—	1,570	226
Deferred revenue in relation to services to be provided to an equity investee (vi)	631,370	410,187	58,920
Due to Others	—	126	17
	1,281,370	1,061,883	152,530

(i)	The balance mainly represents amounts due from Baidu Group for advertising and other services.
(ii)	The balance mainly represents loans provided to the Group’s equity investees with an interest rate of 5% that will mature in 2020.
(iii)	The balance mainly represents amounts due from or paid in advance to its equity investees for content distribution service.
(iv)

As of December 31, 2018 and 2019, the total outstanding balance represents an interest-free loan of RMB50,000, which is due on demand and an interest-free loan of RMB650,000 provided by Baidu in January 2018 that will mature in January 2023.

(v)	The balance as of December 31, 2018 and 2019, represents accrued expenses for bandwidth and cloud services provided by Baidu Group.
(vi)

The balance as of December 31, 2018 and 2019 mainly represents deferred revenue in relation to content distribution, licenses of intellectual property and traffic support services to be provided to an equity investee.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

25.	FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018 and 2019 and non-recurring fair value measurements as of December 31, 2018 and 2019:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2018:
Short-term investments
Available-for-sale debt securities		6,061,832
Prepayment and other assets
Option to purchase equity interests of a listed company			5,866
Accrued expenses and other liabilities
Contingent consideration liability			11,081
Convertible senior notes		4,922,514

As of December 31, 2019:
Short-term investments
Available-for-sale debt securities		890,459
Held-to-maturity debt securities		3,688,854
Long-term investments
Available-for-sale debt security			10,259
Held-to-maturity debt securities		490,799
Prepayment and other assets
Option to purchase equity interests of a listed company			14
Convertible senior notes		14,142,006

Non-recurring
As of December 31, 2018:
Equity investments at fair value without readily determinable fair value			356,839	189,639

As of December 31, 2019:
Long-term investments			—	(169,374)	(24,329)
Intangible assets, net			72,302	(99,096)	(14,234)
Equity investments at fair value without readily determinable fair value			44,198	7,024	1,009

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Recurring

As of December 31, 2019, the Group estimated the fair value of short-term available-for-sale debt securities and held-to-maturity debt securities using the income approach, based on quoted market interest rates of similar instruments. The short-term investments usually have original maturities of less than one year, the carrying value approximates to fair value.

Long-term available-for-sale debt security is a convertible debt instrument issued by a private company, which does not have readily determinable market values. The fair value of this investment was categorized as Level 3 in the fair value hierarchy. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts and liquidity factors.

The Group utilized the Black-Scholes option pricing model to determine the fair value of the option granted to the Group to purchase equity interests of a listed company, with the assistance of an independent third-party valuation firm. As of December 31, 2019, estimates of the volatility for the option pricing model were based on the average annualized standard deviation of the historical stock prices of the listed company for the past 6.5 months. The estimated expected life of the option was based on the estimated time to exercise, which was determined to be 6.5 months. The risk-free interest rate was based on the Korean treasury yield for a term consistent with the estimated expected life.

The contingent consideration liability for the acquisition of Skymoons (Note 3) is classified within Level 3 as the fair value is measured based on inputs linked to the achievement of the Performance Targets that are unobservable in the market. On July 23, 2019, the Group waived specified adjusted net profit targets of the Earn-Out and therefore, the contingent consideration liability is no longer a level 3 fair value measurement as it is payable based on the continued employment of certain key employees.

The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets, and presents the fair value for disclosure purposes only. The fair value of the convertible senior notes are classified as Level 2 fair value measurements based on dealer quotes. For further information on the convertible senior notes see Note 15.

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2019:

Unrealized loss in the option to purchase equity interests of a listed company and the contingent consideration liability were recorded as “Other income, net”, in the consolidated statements of comprehensive loss.

	Option to purchase equity interests of a listed company	Contingent consideration liability
	RMB	RMB
Balance as of December 31, 2018	5,866	11,081
Recognized during the year	—	—
Unrealized loss	(5,852)	141
Settled or transferred out	—	(11,222)
Balance as of December 31, 2019	14	—
Balance as of December 31, 2019 in US$	2	—

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Non-recurring

The Group measures certain financial assets, including the investments under equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the pricing of recent rounds of financing, future cash flow forecasts and liquidity factors. For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative starting in 2018, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy.

The Group uses an income approach to determine the fair value of mobile games in development with the assistance of an independent third-party valuation firm (Note 9). Judgments involved in determining the fair value of mobile games in development includes forecasts of future cash flows, which are based on the Group’s best estimate of expected revenues and operating costs and expenses, future capital expenditures and working capital levels, as well as the risk-adjusted discount rate determined based on comparable companies operating in similar businesses and adjusted for an appropriate risk premium for the related asset.

26.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF was recognized for any of the Preferred Shares for the year ended December 31, 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

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

Upon completion of the Company’s IPO on April 3, 2018, all redeemable convertible preferred shares were converted into ordinary shares (Note 20).
27.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gain on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2016	356,392	2,978	359,370
Other comprehensive (loss)/income before reclassification	(264,774)	52,744	(212,030)
Amounts reclassified from accumulated other comprehensive income	—	(54,214)	(54,214)
Net current-period other comprehensive loss	(264,774)	(1,470)	(266,244)
Other comprehensive loss attributable to noncontrolling interests	—	—	—
Balance at December 31, 2017	91,618	1,508	93,126
Other comprehensive income before reclassification	1,787,553	58,335	1,845,888
Amounts reclassified from accumulated other comprehensive income	—	(59,024)	(59,024)
Net current-period other comprehensive income/(loss)	1,787,553	(689)	1,786,864
Other comprehensive income attributable to noncontrolling interests	—	(44)	(44)
Balance at December 31, 2018	1,879,171	775	1,879,946
Other comprehensive income before reclassification	228,974	9,338	238,312
Amounts reclassified from accumulated other comprehensive income	—	(9,635)	(9,635)
Net current-period other comprehensive income/(loss)	228,974	(297)	228,677
Other comprehensive (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(1,926)	21	(1,905)
Balance at December 31, 2019	2,106,219	499	2,106,718
Balance at December 31, 2019 in US$	302,539	72	302,611

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the tax benefit/(expense) allocated to each component of other comprehensive income for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Unrealized gains on available-for-sale debt securities
Other comprehensive income before reclassification	—	(1,499)	(1,672)	(240)
Amounts reclassified from accumulated other comprehensive income	—	1,405	1,727	248
Net current-period other comprehensive income	—	(94)	55	8

28.	SUBSEQUENT EVENT

Beginning in January 2020, the recent outbreak of coronavirus (COVID-19) has impacted the Group’s operations, including production and schedule of new content, lower work efficiency and productivity, service quality, and financial performance generally. As of the date of this report, the Group have experienced a decline in our online advertising revenues, which has been offset by an increase in revenue from membership services. However, given the uncertainty surrounding the COVID-19 outbreak, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

29.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,071,921	2,774,681	398,558
Restricted cash		508,987	—	—
Short-term investments		2,524,609	1,237,730	177,789
Prepayments and other assets		8,791	16,849	2,420
Amounts due from entities within the Group		16,528,487	17,967,978	2,580,939

Total current assets		21,642,795	21,997,238	3,159,706

Non-current assets:
Long-term investments		137,564	—	—
Investment in subsidiaries, VIEs and VIEs’ subsidiaries		372,373	—	—
Amounts due from entities within the Group		695,906	—	—

Total non-current assets		1,205,843	—	—

Total assets		22,848,638	21,997,238	3,159,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities		57,284	99,823	14,339

Non-current liabilities
Convertible senior notes	15	4,712,284	12,296,868	1,766,335
Other non-current liabilities		42,139	29,533	4,242

Total non-current liabilities		4,754,423	12,326,401	1,770,577

Total liabilities		4,811,707	12,426,224	1,784,916

Commitments and contingencies	18
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 2,580,950,531 and 2,603,890,438 shares issued as of December 31, 2018 and 2019, respectively; 2,199,425,905 and 2,259,125,125 shares outstanding as of December 31, 2018 and 2019, respectively)	20	138	142	20
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 2,876,391,396 and 2,876,391,396 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	20	183	183	26
Additional paid-in capital		39,666,150	41,298,328	5,932,134
Accumulated deficit	21	(23,509,486)	(33,834,357)	(4,860,001)
Accumulated other comprehensive income	27	1,879,946	2,106,718	302,611

Total shareholders’ equity		18,036,931	9,571,014	1,374,790

Total liabilities and shareholders’ equity		22,848,638	21,997,238	3,159,706

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(6,058)	(48,253)	(14,946)	(2,147)

Operating loss
Share of losses of subsidiaries, VIEs and VIEs’ subsidiaries	(3,963,264)	(8,573,048)	(9,593,221)	(1,377,980)
Interest income	101,851	260,360	133,930	19,238
Interest expenses	(116,989)	(25,550)	(603,449)	(86,680)
Foreign exchange gain/(loss), net	247,528	(694,907)	(118,439)	(17,013)
Other expense, net	—	(28,378)	(127,204)	(18,272)

Net loss	(3,736,932)	(9,109,776)	(10,323,329)	(1,482,854)

Accretion of redeemable convertible preferred shares	5,073,140	(298,990)	—	—
Accretion of redeemable noncontrolling interests	—	—	(1,542)	(222)
Extinguishment and reissuance of Series B preferred shares	(363,279)	—	—	—

Net income/(loss) attributable to ordinary shareholders	972,929	(9,408,766)	(10,324,871)	(1,483,076)

Other comprehensive income
Foreign currency translation adjustments	(264,774)	1,787,553	227,048	32,613
Unrealized losses on available-for-sale debt securities	(1,470)	(733)	(276)	(40)

Total other comprehensive (loss)/income, net of tax	(266,244)	1,786,820	226,772	32,573

Comprehensive loss	(4,003,176)	(7,322,956)	(10,096,557)	(1,450,281)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash provided by/(used for) operating activities	55,245	87,322	(122,370)	(17,577)
Net cash used for investing activities	(10,468,969)	(17,575,740)	(7,268,873)	(1,044,108)
Net cash provided by financing activities	10,528,236	19,703,701	7,489,321	1,075,774
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(217,839)	269,735	95,695	13,746

Net (decrease)/increase in cash, cash equivalents and restricted cash	(103,327)	2,485,018	193,773	27,835
Cash, cash equivalents and restricted cash at the beginning of the year	199,217	95,890	2,580,908	370,724
Cash, cash equivalents and restricted cash at the end of the year	95,890	2,580,908	2,774,681	398,559

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. The subsidiaries, VIEs and VIEs’ subsidiaries losses are reported as “Share of losses of subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries, VIEs and VIEs’ subsidiaries cumulative losses was reduced to nil as of December 31, 2019 and the carrying amount of “Amounts due from entities within the Group” was further adjusted and the Company committed to provide financial support to its VIEs as disclosed in Note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.