Form 20-F
period 2020-12-31
iQIYI, Inc.
filed 2021-03-09
CIK 1722608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

As of December 31, 2020, there were 5,486,200,941 ordinary shares outstanding, being the sum of 2,609,809,545 Class A ordinary shares (excluding 275,829,374 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans and 14,880,762 unvested restricted shares issued to certain employees) and 2,876,391,396 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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
•

“subscribing members,” refers to the individuals who purchased our monthly, quarterly or annual membership packages, including individuals with trial membership, and excluding individuals who pay for video on-demand services or stand-alone packages for sports paid content, online literature or online games; subscribing members are calculated using the number of unique iQIYI user accounts that have subscribed for the relevant services;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•	“video views” refers to the number of times a video is launched on our platform, regardless of time spent viewing the video;
•	“WAP” refers to wireless application protocol; and
•

“we,” “us,” “our company” and “our” refer to iQIYI, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its consolidated affiliated entities in the PRC.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.5250 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020.

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

A.Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flows data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Starting from January 1, 2018, we adopted a new revenue accounting standard ASC topic 606, Revenue from Contracts with Customers (“ASC 606”), which reclassifies value added taxes (“VAT”) from cost of revenues to net against revenues among other changes. The consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017 presented below have been prepared in accordance with the legacy revenue accounting standard ASC topic 605, Revenue Recognition (“ASC 605”).

	For the year ended December 31,
	2016(1)	2017(1)	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Total revenues	11,237,407	17,378,350	24,989,116	28,993,658	29,707,215	4,552,830
Operating costs and expenses
Cost of revenues(3)	(11,436,595)	(17,386,563)	(27,132,811)	(30,348,342)	(27,884,395)	(4,273,470)
Selling, general and administrative(3)	(1,765,824)	(2,674,990)	(4,167,889)	(5,236,007)	(5,187,835)	(795,070)
Research and development(3)	(824,482)	(1,269,806)	(1,994,652)	(2,667,146)	(2,675,494)	(410,037)
Total operating costs and expenses	(14,026,901)	(21,331,359)	(33,295,352)	(38,251,495)	(35,747,724)	(5,478,577)
Operating loss	(2,789,494)	(3,953,009)	(8,306,236)	(9,257,837)	(6,040,509)	(925,747)
Total other (expenses)/income, net	(271,440)	208,512	(676,194)	(967,050)	(943,368)	(144,578)
Loss before income taxes	(3,060,934)	(3,744,497)	(8,982,430)	(10,224,887)	(6,983,877)	(1,070,325)
Income tax (expense)/benefit	(13,088)	7,565	(78,801)	(51,852)	(23,276)	(3,567)
Net loss	(3,074,022)	(3,736,932)	(9,061,231)	(10,276,739)	(7,007,153)	(1,073,892)
Less: Net income attributed to non-controlling interests	—	—	48,545	46,590	31,208	4,783
Accretion of redeemable convertible preferred shares	(4,874,739)	5,073,140	(298,990)	—	—	—
Accretion of redeemable noncontrolling interests	—	—	—	(1,542)	(7,087)	(1,086)
Extinguishment and reissuance of Series B preferred shares	—	(363,279)	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(7,948,761)	972,929	(9,408,766)	(10,324,871)	(7,045,448)	(1,079,761)
Net (loss)/earnings per ordinary share:
Basic	(23.20)	0.30
Diluted	(23.20)	(1.15)
Net loss per Class A and Class B ordinary share(2):
Basic			(2.43)	(2.02)	(1.36)	(0.21)
Diluted			(2.43)	(2.02)	(1.36)	(0.21)
Net loss per ADS:
Basic			(17.01)	(14.14)	(9.52)	(1.47)
Diluted			(17.01)	(14.14)	(9.52)	(1.47)
Shares used in net (loss)/earnings per ordinary share computation
Basic	342,548,237	342,548,237
Diluted	342,548,237	3,243,147,261
Shares used in net loss per Class A and Class B ordinary share computation
Basic			3,867,931,786	5,104,882,400	5,176,180,057	5,176,180,057
Diluted	—		3,867,931,786	5,104,882,400	5,176,180,057	5,176,180,057

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.
(2)

Our ordinary shares are comprised of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted loss per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.

(3)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Cost of revenues	9,479	34,895	83,351	171,053	201,970	30,953
Selling, general and administrative	30,447	130,994	368,598	675,278	851,416	130,485
Research and development	22,466	67,535	104,262	238,189	316,709	48,538
Total	62,392	233,424	556,211	1,084,520	1,370,095	209,976

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	964,207	733,010	4,586,405	5,934,742	10,915,282	1,672,840
Restricted cash	—	—	2,174,042	974,932	25,230	3,867
Short-term investments	902,978	779,916	6,061,832	4,579,313	3,358,174	514,663
Total current assets	5,154,305	5,700,528	19,853,443	20,272,838	22,290,424	3,416,158
Total assets(1)	13,631,636	20,200,899	44,759,698	44,792,550	48,185,429	7,384,740
Total current liabilities(1)	11,889,853	11,625,612	19,812,356	20,173,166	24,854,578	3,809,131
Total liabilities(1)	11,897,142	11,918,299	26,604,135	35,077,618	38,741,131	5,937,338
Total mezzanine equity	17,039,167	22,601,664	—	101,542	108,629	16,648
Total shareholders’ (deficit)/equity	(15,304,673)	(14,319,064)	18,155,563	9,613,390	9,335,669	1,430,754

Note:

(1)

We adopted Accounting Standards Update (“ASU”) No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Right-of-use assets (“ROU assets”) and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheets as of December 31, 2019 and 2020, while the consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been prepared in accordance with ASC topic 840, Accounting for Leases (“ASC 840”). For further information, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

We adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”) on January 1, 2020, using a prospective transition method, which includes the following major changes from previous legacy GAAP that are applicable to us:

•	The content distinction for capitalization of production costs of an episodic television series and production costs of films is removed;
•

We are required to test films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements;

•	We shall assess estimates of the use of a film in a film group and account for such changes prospectively;
•	Cash outflows for the costs incurred to obtain rights for both produced and licensed content are required to be reported as operating cash outflows in the statement of cash flows.

For further information, see Notes 2, 8 and 10 to our consolidated financial statements included elsewhere in this annual report.

The following table presents our selected consolidated cash flows data for the years indicated.

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by /(used for) operating activities	2,612,121	4,011,784	2,884,186	3,906,227	(5,411,071)	(829,283)
Net cash (used for)/provided by investing activities	(6,663,100)	(10,660,674)	(20,949,094)	(11,749,571)	159,296	24,412
Net cash provided by financing activities	3,411,766	6,561,110	23,474,959	7,880,306	9,373,906	1,436,615
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,681	(143,417)	617,386	112,265	(91,293)	(13,991)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(624,532)	(231,197)	6,027,437	149,227	4,030,838	617,753
Cash, cash equivalents and restricted cash at the beginning of the year	1,588,739	964,207	733,010	6,760,447	6,909,674	1,058,954
Cash, cash equivalents and restricted cash at the end of the year	964,207	733,010	6,760,447	6,909,674	10,940,512	1,676,707

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Risks Related to Our Business and Industry

We have incurred net losses since our inception and may continue to incur losses in the future.

We incurred net losses since our inception, including net losses in the amount of RMB9.1 billion, RMB10.3 billion and RMB7.0 billion (US$1.1 billion) in 2018, 2019 and 2020, respectively, primarily due to significant content and bandwidth costs. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues depend on the increased number of subscribing members and advertising customers’ allocation of more budget to internet video streaming platforms. In addition, our users’ willingness to pay and subscribe to our content depends on the quality and breadth of our content offerings and availability of alternative entertainment content offerings. The production and procurement of content, as well as bandwidth, have historically accounted for the majority of our cost of revenues. We expect our cost to increase as we are committed to producing and acquiring more high-quality and popular content to enrich user experience and to support our overseas expansion in order to achieve long-term success. Producing high-quality, popular original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. The market prices for professionally-produced content, especially popular TV series and movies, have increased significantly in China during the past few years. Although we have observed improving efficiency of content investment primarily as a result of better supply/demand dynamic and optimized cost structure, we expect our content production cost on a per-episode basis to exhibit moderate growth as compared to previous years. In 2018, 2019 and 2020, we incurred RMB27.1 billion, RMB30.3 billion and RMB27.9 billion (US$4.3 billion) in cost of revenues. If we cannot successfully realize satisfactory returns on our content investment and generate sufficient revenues, our financial condition and results of operations may be materially and adversely affected. We may continue to incur net losses in the foreseeable future due to our continued investments in content and technology. We may also continue to incur net losses in the foreseeable future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner. It is not possible for us to accurately predict when we will be able to achieve profitability.

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

Our ability to provide our users with high-quality, popular content depends in part on our ability to procure content from studios and other content providers, as well as distributors and other licensors of content. We typically enter into license and sub-license agreements with third-party content providers and other IP holders. The license periods and the terms and conditions of such licenses vary. If content providers and other rights holders are no longer willing or able to license content to us upon terms acceptable to us, or, in the case where we obtained the right to distribute content through sub-license agreements, if the licensors lose their right to sub-license such content to us, our ability to offer content to our users will be adversely affected and/or our cost could further increase. For content sub-licensed and currently being showcased on our platform, we may be forced to remove such content as a result of our licensor’s disputes with the original content provider, which may result in loss of user traffic and revenues. If we fail to remove such content in a timely manner, we may become the subject of adverse legal actions from the original content provider. As competition intensifies, we may see the cost of licensed content increase. As we seek to differentiate our service, we are increasingly focused on securing rights other than merely distribution and online streaming rights. We also acquire other forms of copyright such as rights to adapt the original content into online games, films, drama series, animation and other entertainment formats. We focus on offering an overall mix of content that appeals to our users in a cost-efficient manner. If we do not maintain a compelling mix of content, our user acquisition and retention may be adversely affected.

If our efforts to retain members and attract new members are not successful, our business and results of operations will be materially and adversely affected.

We have experienced significant membership growth in general over the past several years. Our ability to continue to retain members and attract new members will depend in part on our ability to consistently provide our members with compelling content choices, as well as a quality experience for selecting and viewing video content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors may adversely impact our ability to attract and retain members. If we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by our members, we may not be able to attract and retain members. Many of our members originate from organic growth. If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and/or grow our membership revenues will be adversely affected. Members may cancel or decide not to renew our service for many reasons, including a perception that they do not use the service sufficiently, payment inconveniences, the need to cut household expenses, availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We are also exploring various opportunities and marketing strategies to better monetize our membership base, including offering early access privilege to certain drama series for an additional fee. Such initiatives may not be well received by our members and may have a negative impact on our reputation and results of operations. We must retain existing members and continually attract new members to increase our membership base. If we are unable to successfully compete with current and new competitors in both retaining our existing members and attracting new members, our business will be adversely affected. Further, if an excessive number of members cancel or opt not to renew our service, we may be required to incur significantly higher marketing expenditures to attract new members than we currently anticipate. In addition, due to the intensified regulatory oversight on content supervision in 2019 and the uncertainty of certain content launch scheduling in the early stage of the COVID-19 pandemic in the first quarter of 2020, we have experienced delays and reschedules for certain new content offerings, which disturbed our content launch plans and imposed unfavorable impact on our advertising services, and our operating results were negatively affected. If the regulatory or administrative authorities impose new requirements relating to, among other things, content supervision and approval, we may not be able to offer a variety of content offerings in time, or at all, and we cannot assure you that we will continue to maintain our membership base in the future.

If we fail to retain existing or attract new advertising customers to advertise on our platform, maintain and increase our wallet share of advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected.

We generated a substantial part of our revenues from online advertising. Although online advertising revenue as a percentage of our total revenues has decreased recently, online advertising remains one of our largest sources of revenue. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit our advertising customers’ goals, we may lose our advertising customers. We experienced a decline in our online advertising revenue between 2019 and 2020, which saw such revenue decrease by 17.5%. This is compared to a decline in our online advertising revenue by 11.3% between 2018 and 2019. In addition, third parties may develop and use certain technologies to block the display, and our members are able to skip the viewing, of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. If our advertising customers determine that their expenditures on internet video streaming platforms do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as search engines, news aggregation platforms, short-form video platforms, e-commerce platforms and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers, or maintain their level of budget allocated to us, or attract new advertising customers to advertise on our platform may materially and adversely affect our financial conditions and results of operations. We may continue to experience deceleration in the growth or experience decline of our online advertising business, and we cannot assure you that we will be able to resume our historical growth in online advertising revenue.

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

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, we have financed our operations primarily with net cash generated from operating activities, as well as financing activities such as placements of preferred shares, convertible notes and asset-based securities, bank loans, the substantial financial support from Baidu, and the proceeds from our initial public offering and follow-on offering of our ADSs. As of December 31, 2020, we had an outstanding loan balance of RMB700.0 million (US$107.3 million) to Baidu. In order to implement our growth strategies, we will incur additional capital in the future to cover, among others, costs to produce and license content. We may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

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

We have been and may again be subject to legal proceedings, claims and investigations in the ordinary course of business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to various legal proceedings, claims and government investigations that have arisen in the ordinary course of business and have not yet been fully resolved. New legal proceedings, claims and investigations may arise in the future. The existence of litigation, claims, investigations and proceedings may harm our reputation, business and adversely affect the trading price of our ADSs.

Starting in April 2020, we and certain of our current and former officers and directors were named as defendants in putative securities class actions filed in federal court, captioned Lee v. iQIYI, Inc. et al., No. 1: 2020-cv-0183 (U.S. District Court for the Eastern District of New York, filed April 16, 2020) (the “Lee Case”); Shiferaw v. iQIYI, Inc. et al., No. 1: 2020-cv-03115 (U.S. District Court for the Southern District of New York, filed April 17, 2020) (the “Shiferaw Case”); Jenkins v. iQIYI, Inc. et al., No. 4:20-cv-02882 (U.S. District Court for the Northern District of California, filed April 27, 2020) (the “Jenkins Case”); and Le Rivage LLC v. iQIYI, Inc. et al., No. 1:20-cv-02653 (U.S. District Court for the Eastern District of New York, filed June 15, 2020) (the “Le Rivage Case”). All of these cases were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s public disclosure documents. On June 15, 2020, the Shiferaw Case was voluntarily dismissed by plaintiffs. On July 6, 2020, the court granted our motion to transfer the Jenkins Case to the U.S. District Court for the Eastern District of New York. The Lee Case, Jenkins Case, and Le Rivage Case remain in their preliminary stages. Regardless of the merit of particular claims, legal proceedings and investigations may result in reputational harm, be expensive, time consuming, disruptive to our operations and distracting to management. In the event we do not prevail or we enter into settlement arrangements in any of these proceedings or investigations, we may incur significant expenses which may materially adversely affect our results of operations.

The SEC’s Division of Enforcement is seeking the production of certain financial and operating records dating from January 1, 2018, as well as documents related to certain acquisitions and investments that were identified in the Wolfpack Report. We are cooperating with the SEC, and we cannot predict the duration, outcome, or impact of the SEC investigation.

In addition, we are subject to legal proceedings in the ordinary course of business. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform. We have been subject to lawsuits in China for alleged unfair competition in connection with our platform. We may also face litigation or administrative actions for defamation, negligence, copyright and trademark infringement, or other purported injuries resulting from the content we provide or the nature of our services.

We were subject to a total of 1,416 lawsuits in China for alleged copyright infringement between January 1, 2018 and December 31, 2020, in connection with our platform. Approximately 67.8% of the lawsuits filed from January 1, 2018 through December 31, 2020 in connection with the iQIYI platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. As of December 31, 2020, a total of 380 lawsuits against us in connection with our platform were pending, with the aggregate amount of damages sought under these pending cases being RMB269.1 million (US$41.2 million).

The outcome of legal proceedings and investigations is inherently uncertain. If one or more legal matters were resolved against us or an indemnified third party in a reporting period for amounts in excess of management’s expectations, our financial condition and operating results for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against us that could materially adversely affect our financial condition and operating results.

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

We began to expand our overseas business operations in late 2019. We have launched our multilingual iQIYI app, which currently supports ten languages and can be downloaded globally from major iOS and Android app stores. We also cooperate with local partners to promote our app and expand our user base. We are subject to PRC law in addition to the laws of the foreign countries and regions in which we operate. If any of our overseas investments or operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

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

The COVID-19 epidemic has had and could continue to have a material adverse impact on our business, operating results and financial condition.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. The COVID-19 outbreak has impact on China’s internet video industry in general. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2021 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In the first part of 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. During the early part of 2020, COVID-19 caused temporary closure of many corporate offices and store fronts across China, and we experienced growth in the number of subscribing members driven by the increased entertainment demand during the pandemic as a result. Subsequently, the number of subscribing members in the fourth quarter of 2020 decreased as compared with that in the second and the third quarter of 2020. Our member acquisition and engagement may fluctuate depending on factors beyond our control, and we cannot predict member acquisition and engagement levels as the situation of the pandemic changes. In addition, our online advertising services revenue decreased in 2020 as compared to 2019, due to the challenging macroeconomic environment in China. However, our online advertising services revenue has been rebounding since the second quarter of 2020. We cannot guarantee that such decrease will not occur again in the future.

During the first part of 2020, we took a series of measures in response to the outbreak, including, among others, remote working arrangements for our employees. We temporarily shut down some of our premises and facilities, following all legal directions and safety guidelines with respect to our premises and facilities in operation. These measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations.

Many of the quarantine measures within China have since been relaxed as of the date of this annual report. However, our results of operations may still be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

We face risks related to health epidemics and other outbreaks, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. Our business operations could be disrupted if any of our employees is suspected of having any transmissible health epidemic, since this may cause our employees to be quarantined and/or our offices to be temperately shut down. In addition, our results of operations may be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

As a result of changes in our funding position and operating assets and liabilities, we had a working capital deficit (defined as total current assets deducted by total current liabilities) of RMB2,564.2 million (US$393.0 million) as of December 31, 2020. The holders of the 2023 Notes may require us to repurchase all or portion for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. As a result, RMB4,752.1 million (US$728.3 million) of the net carrying amount of the 2023 Notes was included in current liabilities as of December 31, 2020. For actions that we plan to take in order to manage our working capital, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to prudently manage our working capital, or raise additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

We are subject to PRC regulations governing internet access and the distribution of videos and other forms of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. Furthermore, as an internet video streaming platform, we are not allowed to (i) produce or disseminate programs that distort, parody or vilify classic literary works; (ii) re-edit, re-dub or re-caption the subtitles of classic literary works, radio and television programs, and network-based original audio-video programs, (iii) intercept program segments and splice them into new programs; or (iv) disseminate edited pieces of works that distort the originals. We shall strictly supervise our self-made content and the reprogramed videos uploaded by our users and shall not facilitate the dissemination of defective audio-video programs. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could cause us to be held liable as an internet content provider. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Government Regulation—Regulations on Internet Content Providers”, “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Audio-video Program Services” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Information Security, Censorship and Privacy.”

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

Although we have set up certain procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible, and we do not attempt to, identify and remove or disable all potentially infringing content that may exist. Similarly, although we have set up screening processes to try to filter out or disable access to content that we have previously been informed is subject to claims of copyright or other intellectual property protection, we do not attempt to filter out or disable access to all potentially infringing content available through our services. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights or other intellectual property rights. We have been, and may in the future be, subject to such claims filed in China and other jurisdictions. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform. We were subject to a total of 1,416 lawsuits in China for alleged copyright infringement between January 1, 2018 and December 31, 2020, in connection with our platform. Approximately 67.8% of the lawsuits filed from January 1, 2018 through December 31, 2020 in connection with the iQIYI platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. As of December 31, 2020, a total of 380 lawsuits against us in connection with our platform were pending, with the aggregate amount of damages sought under these pending cases being RMB269.1 million (US$41.2 million).

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

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition, such agreements may not be self-executing such that the intellectual property subject to such agreements may not be assigned to us without additional assignments being executed, and we may fail to obtain such assignments. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

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

Our products and services involve the storage and transmission of users’ and advertising customers’ information, particularly billing data, as well as original content, and security breaches expose us to a risk of loss of this information, loss of users, litigation and potential liability. We experience cyber-attacks of varying degrees on a regular basis, including hacking into our user accounts and redirecting our user traffic to other internet platforms, and we have been able to rectify attacks without significant impact to our operations in the past. Functions that facilitate interactivity with other internet platforms could increase the scope of access of hackers to user accounts. We take measures to protect against unauthorized intrusion into our users’ data. Despite these measures we, our payment processing services or other third-party services we use could experience an unauthorized intrusion into our users’ data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to become users or members. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our users’ data occur, our business could be adversely affected.

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

We utilize a combination of proprietary and third-party technologies to operate our business. These include the technologies that we have developed to recommend and monetize content to our users as well as enable fast and efficient delivery of content to our users and their various internet connected devices. For example, we use our own CDN, and third-party CDN services to support our operation. To the extent internet service providers do not interconnect with the CDN services we use, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. Likewise, if our recommendation and monetization technology does not enable us to predict and recommend content that our users will enjoy, our ability to attract and retain users may be adversely affected. We also utilize third party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.

In 2009, the State Administration of Radio, Film and Television, or SARFT, released a Notice on Strengthening the Administration of Online Audio/Video Program Content. This notice reiterated, among other things, that all films and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these films and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, the authority of which is currently exercised by the National Radio and Television Administration, or the NRTA and the State Film Bureau, or the SFB, and distributors of these films and television shows must obtain an applicable permit before releasing them. In September 2014, the SAPPRFT, which replaced SARFT, reiterated that all the foreign TV dramas and films published to the public via internet must obtain their respective permit. In addition, all the foreign TV dramas and films published to the public via internet by competent license holders must be registered with the SAPPRFT before March 31, 2015 and all un-registered TV dramas and films will be prohibited from broadcasting via internet from April 1, 2015. In addition, online games are also subject to approval by the SAPPRFT, the authority of which is currently exercised by the State Administration of Press and Publication, or the SAPP, and approval by or filing with the Ministry of Culture. As mentioned in the news reports, between March and December 2018, such approval or filing of domestic online games were suspended, which may have been due to the institutional restructuring of game approval authorities involving the Ministry of Culture and Tourism and the SAPPRFT, and we cannot apply for such approval or filing during this period. Such suspension caused significant delays in the introduction of new games in the Chinese market.

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

As the industry that we operate in is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Nor can we assure you that we will be able to timely address all the change in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. The PRC Cyber Security Law is relatively new and subject to interpretation by the regulator. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cybersecurity Law and related data privacy and protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Information Security, Censorship and Privacy.”

While we take measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to penalties. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our services and subject us to claims, fines and damages, which could have a material adverse effect on our business and results of operations.

There are a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The GDPR requires submission of personal data breach notifications to designated European privacy regulator in each country our business operate in, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted an equity incentive plan on October 18, 2010, or the 2010 Plan, which was amended and restated on November 3, 2014 and August 6, 2016. We also adopted an equity incentive plan on November 30, 2017, or the 2017 Plan. We account for compensation costs for all share -based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the 2010 Plan, we are authorized to grant options, stock appreciation rights, restricted stock units and other types of awards that the administrator of the 2010 Plan decides. Under the 2017 Plan, we are authorized to grant options, restricted shares and restricted share units. Under the 2010 Plan, as amended, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 720,000 shares. As of February 28, 2021, options to purchase a total of 413,376,684 ordinary shares are outstanding under the 2010 Plan, and 44,002 restricted share units were outstanding under the 2017 Plan. For the years ended December 31, 2018, 2019 and 2020, we recorded RMB556.2 million, RMB1,084.5 million and RMB1,370.1 million (US$210.0 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, the independent registered public accounting firm must report on the effectiveness of such company’s internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

As of February 28, 2021, Baidu holds 52.2% of our outstanding ordinary shares, representing 91.6% of our total voting power. Baidu has advised us that it does not anticipate disposing of its voting control in us in the near future. Baidu’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online game services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multi-party communication, store-and-forward, and call center) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015, 2017, 2018 and 2019, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020), and other applicable laws and regulations.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

The Cayman Islands have enacted the International Tax Co-operation (Economic Substance) Law, (as amended) (the “Substance Law”) introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company. As it is a relatively new regime, it is anticipated that the Substance Law will evolve and be subject to further clarifications and amendments. Several other non-European Union jurisdictions, such as the British Virgin Islands, introduced similar legislations and requirements. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all the requirements under the Substance Law. Failure to satisfy the requirements may subject us to penalties under the Substance Law.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economy through allocating resources, controlling payment of foreign currency -denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the MOC that became effective in September 2011 and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOC in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors increasingly time-consuming and complex. These rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the competent authority, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the competent authority may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

If the chops of our PRC subsidiaries and our VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share -based awards are subject to these regulations since we have become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We have completed filing with the relevant SAFE branch for our equity incentive plans and are required to update our filing periodically or in the event of any material changes. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise or transfer share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—Government Regulation—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Our auditor is registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Pursuant to laws in the United States, the PCAOB has authority to conduct regular inspections over independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction which does not allow the PCAOB to conduct inspections without the approval of the Chinese authorities. As a result, we understand that our auditor is not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. On June 4, 2020, the then U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing from the Nasdaq Global Select Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. On December 19, 2020, the Act was signed into law by then U.S. President. In essence, the Act requires the SEC to prohibit foreign companies from having its securities traded on U.S. securities exchanges or “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and our ADSs could be delisted if we are unable to meet the PCAOB inspection requirement in time.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft Anti-Monopoly Guidelines for Platform Economy and draft Personal Information Protection Law and how it may impact our business operations.

In November 2020, the State Administration for Market Regulation, or the SAMR, published for comments the draft Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Draft Anti-Monopoly Guidelines for Platform Economy. The Draft Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. The Draft Anti-Monopoly Guidelines for Platform Economy further emphasizes that concentration of undertakings with the VIE structure will also be subject to the SAMR’s anti-monopoly review if the thresholds for notification are met. The SAMR is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. In October 2020, the Standing Committee of the National People’s Congress officially released the draft for the first reading of the Personal Information Protection Law, or the Draft Personal Information Protection Law. The Draft Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. If the Draft Anti-Monopoly Guidelines for Platform Economy or the Draft Personal Information Protection Law is promulgated as an effective regulation in the future, we cannot assure you that our business operations will comply with such regulation in all respects and we may be ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, Baidu, holder of our Class B ordinary shares, owns approximately 52.2% of our total issued and outstanding ordinary shares on an as-converted basis and 91.6% of the voting power of our outstanding shares as of February 28, 2021. Therefore, Baidu has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We are currently, and may in the future be, the subject of unfavorable allegations made by short sellers. See “Item 8. Financial Information—Legal Proceedings” for more information about the Wolfpack short seller report, including the related SEC investigation and class action lawsuits. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

In December 2018, we completed an offering of US$750 million in aggregate principal amount of convertible senior notes due 2023. In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of convertible senior notes due 2025. In December 2020, we completed an offering of US$800 million in aggregate principal amount of convertible senior notes due 2026. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible senior notes define a “fundamental change” to include, among other things: (i) any person or group becoming a beneficial owner of our company through gaining more than 50% voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares; (ii) any recapitalization, reclassification or change of our Class A ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our Class A ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transaction of all or substantially all our consolidated assets, to any person other than one of our subsidiaries or consolidated affiliated entities; (iii) the adoption of any plan or proposal relating to the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed or quoted on any of The Nasdaq Global Select Market, The Nasdaq Global Market or The New York Stock Exchange (or any of their respective successors) and none of the ADSs, Class A ordinary shares, other common equity and ADSs in respect of reference property is listed or quoted on one of The Nasdaq Global Select Market, The Nasdaq Global Market or The New York Stock Exchange (or any of their respective successors) within one trading day of such cessation; or (v) any change in or amendment to the laws, regulations and rules in the PRC that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and who is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and (v) certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the shareholder approval for material amendment to our 2010 Equity Incentive Plan. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2020. Furthermore, as a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

We may be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Generally, a non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets may be determined by reference to the market price of the ADSs and Class A ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules, and because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for the current or any future taxable year.

Based on the market price of our ADSs, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2020. We do not presently expect to be a PFIC for the 2021 taxable year or the foreseeable future, but no assurance can be given in this regard. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of our consolidated affiliated entities for U.S. tax purposes.

If we were treated as a PFIC for any taxable year during which a U.S. shareholder held an ADS or Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. shareholder. See “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.	Information on the Company

A.History and Development of the Company

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

On March 29, 2018, our ADS commenced trading on the Nasdaq Global Select Market under the symbol “IQ”. On April 3, 2018, at the closing of our initial public offering, we issued and sold a total of 875,000,000 Class A ordinary shares, represented by ADSs at a public offering price of US$18.00 per ADS. On April 30, 2018, we issued and sold an additional 67,525,675 Class A ordinary shares, represented by ADSs at US$18.00 per ADS, at the closing of the over-allotment option exercised by the underwriters of our initial public offering.

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

In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of convertible senior notes due 2025, or the 2025 Notes. The 2025 Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The initial conversion rate of the 2025 Notes is 33.0003 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS and represents a conversion premium of 32.5% above the closing price of our ADSs on March 26, 2019, which was US$22.87 per ADS). The conversion rate for the 2025 Notes is subject to adjustment upon the occurrence of certain events. The 2025 Notes will bear interest at a rate of 2.00% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date. The holders may require us to repurchase all or portion of the 2025 Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In connection with the offering of the 2025 Notes, we have entered into capped call transactions with certain counterparties, where we purchased capped call options at the price of US$84.5 million. The cap price of the capped call transactions is initially US$40.02 per ADS and is subject to adjustment under the terms of the capped call transactions.

In December 2020, we completed a registered public offering of US$800 million in aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes. The initial conversion rate of the 2026 Notes is 44.8179 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS and represents a conversion premium of approximately 27.5% over the price to public per ADSs in the ADSs offering concurrent with the offering of the 2026 Notes, which was US$17.50 per ADS). The conversion rate for the 2026 Notes is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. The 2026 Notes will bear interest at a rate of 4.00% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed or converted in accordance with the terms of the Notes prior to such date. The holders may require us to repurchase all or part of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

Concurrently with the issuance of 2026 Notes, we also completed a registered follow-on public offering of 40,000,000 ADSs at a public offering price of US$17.50 per ADS.

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

B.Business Overview

iQIYI is an innovative market-leading online entertainment service in China. Our platform features iQIYI original content, as well as a comprehensive library of other professionally produced content (PPC), professional user generated content (PUGC) and user-generated content. Through our curated premium content, we attract a massive user base with tremendous user engagement, and generate significant monetization opportunities. For the year of 2020, our average mobile MAUs were 479.8 million and our average mobile DAUs were 115.6 million. On average, our users spent 8.4 billion hours per month watching video content on our platform through all devices.

We have one of the largest subscribing member base among all internet video streaming services in China. The number of subscribing members was 101.7 million as of December 31, 2020. Excluding individuals with trial memberships, the number of subscribing members was 100.7 million as of December 31, 2020. Beyond our core focus on content, we have also crafted new strategies to attract more users to become our subscribing members through additional privileges and individualized paid service packages that enhances the value of our membership.

With an illustrious track record of producing blockbuster original titles and the self-production capability spearheaded by over 50 in-house studios and partnership programs, iQIYI has become a symbol of high-quality video content. Since 2015, we have released many award-winning multi-genre original titles, such as The Lost Tomb (盗墓笔记), The Mystic Nine (老九门), Burning Ice (无证之罪), Story of Yanxi Palace (延禧攻略), The Thunder (破冰行动) and The Bad Kids (隐秘的角落). We also pioneered and produced a number of internet variety shows that are highly popular, such as The Rap of China, Idol Producer, The Big Band (乐队的夏天) and Qipa Talk (奇葩说), the last of which we released in 2014 and wrapped up its seventh season. Leveraging on our initial success, we have extended selected popular titles into multi-season format. In addition, we have deepened the application of big data and AI technology in our production activities, which not only strengthens our content quality, but also offers greater visibility on the return of our original content investment.

We have also built a comprehensive content library catering to the diverse tastes of our users, and cultivated emerging content providers. Equipped with our deep-learning predictive algorithms and massive user data, we have developed industry-leading tools to select third-party content. Our growing iQIYI partner accounts provide us with quality content that satisfy various user viewing preferences. Our platform also enables content providers to distribute content effectively and monetize their followings through revenue sharing arrangements with us. As a result, our PUGC is diversified with rich formats and typically of shorter runtime, while users receive personalized content through machine learning and intelligent recommendation algorithm.

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

We have recently expanded our business overseas through the launch of our multilingual iQIYI app, which offer a curated selection of popular imported and local video content titles. Our iQIYI app currently supports interfaces in ten languages and can be downloaded globally from major iOS and Android app stores. We also seek collaboration with local partners to leverage their strong marketing capabilities and know-how in high-quality local contents.

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

Professionally Produced Content (PPC)

iQIYI original content

Our original content includes content produced in-house and content produced in collaboration with quality third-party partners. Our original content titles include popular variety shows, such as The Rap of China, Idol Producer, Hot-Blood Dance Crew (热血街舞团), The Big Band (乐队的夏天), Fourtry (潮流合伙人), popular internet drama series, such as The Lost Tomb (盗墓笔记), The Mystic Nine (老九门), Tientsin Mystic (河神), Story of Yanxi Palace (延禧攻略), Golden Eyes (黄金瞳), The Thunder (破冰行动), The Bad Kids (隐秘的角落) and animation Beyond The Ocean (四海鲸骑). iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

We also adapt high-quality video IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

Licensed content

In addition to original content, we also provide users with a curated selection of high-quality PPC from third parties. Leveraging our expertise in content selection, we have successfully debuted well-received titles such as drama series iPartment (爱情公寓), In the Name of People (人民的名义), Go Go Squid (亲爱的,热爱的), Qing Yu Nian (庆余年), Reunion: The Sound of the Providence Season 2 (重启之极海听雷第二季), and variety show Keep Running Season Ⅳ (奔跑吧第四季). Our licensed content library also features a rich collection of movies, animations, documentaries and other content.

We license video content typically at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with films and drama series having an average term of eight years and eleven years, respectively. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. We also exchange rights to distribute licensed content with other internet video streaming services to enrich our content library. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

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

Other Products and Services

Online Games, Literature and Comics

We distribute online games featured in various formats, including mobile games, webpage games, and H5 games. In addition to third-party games, we have also launched a number of popular online games adapted from same-name IP content, such as literature, drama series and films. We collaborate closely with IP providers and game development and distribution partners for game distribution and operation. We launched several new self-developed and licensed games following the acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content.

Online literature and comics play a critical role in premium IP incubation as its user base highly overlaps with that of our video content, thereby allowing us to monitor the trend of user tastes and identify the most appropriate IP for adaptation. High-quality original online literature and comics works are adapted into script for derivative entertainment products. At the same time, certain high-quality video content is also developed into online literature and comics to further drive user stickiness on our platform.

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

Suike

We are currently developing a video community app named “Suike”, pursuing to build an ecosystem that empowers users to discover video content based on their interests, follow content creators, and interact with other users with the same interests.

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

Membership Services

Our membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Subscribing members have access to a large collection of VIP-only content comprised of drama series, movies, animations, and cartoons, etc., and have earlier access to certain content aired on iQIYI platform. Membership privileges generally include substantially ad-free streaming, 1080P/4K high-definition video, enhanced audio experience, accelerated downloads and others. Subscribing member privileges also include coupons and discounts on paid on-demand films, as well as special privilege in offline events, such as exclusive access to live concerts. We review and evaluate the price of our membership services and adjust the price accordingly, from time to time.

We primarily offer one membership package that generally grants members access through various mobile and other hardware devices. We also offer a broader selection of paid services with innovative privileges. Our members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video on-demand service. In November 2020, we increased the pricing of our monthly, quarterly and annual membership packages on non-iOS channels to the same level of iOS channels.

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

Content Distribution

We monetize and enrich our content through content distribution. We sub-license procured third-party content within its authorized scope to other internet video streaming services. We also enter into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing the exchanged content. We distribute our selected content to regions outside of China and/or to TV stations in China.

Online Games

For our online games, we distribute both self-developed and third-party games. We launched several new self-developed and licensed games following the acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content. We monetize online games through users’ in-app purchases of virtual gifts and game privileges.

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

Online Literature

We monetize our online literature through advertisement and paid reading on our platform, where readers can pay to gain access to our premium online literary titles.

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

Intellectual Property and Copyright Protection

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. As of December 31, 2020, we have applied for the registration of 7,531 patents, among which 980 patents of invention, 31 utility model patents and 3,571 patents of appearance have been registered with the State Administration for Market Regulation of the PRC, or the SAMR. We have applied for 4,578 trademarks, among which 4,011 have been registered with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have also registered 437 software copyrights with the Copyright Protection Center of the PRC. Our “爱奇艺” and “” trademarks have been recognized as well-known trademarks by the SAMR.

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

Seasonality

Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, we have experienced lower online advertising services revenue in the first quarter of each year in connection with the Chinese New Year holiday as advertisers limit their budget for online platforms. For a discussion of risk related to seasonality and fluctuation of our operating results, see “Item 3. Key Information—D. Risk Factor—Risks Related to Our Business and Industry—Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

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

Furthermore, the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, the latest version of which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies businesses into three categories with regard to foreign investment: (i) “encouraged”, (ii) “restricted”, and (iii) “prohibited”. The latter two categories are included in the negative list, which was first introduced into the Foreign Investment Catalog in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (2018 Negative List) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2017. On June 30, 2019, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (2019 Negative List) for Foreign Investment Access, or the Special Administrative Measures, which replaced the 2018 Negative List. On June 23, 2020, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (2020 Negative List) for Foreign Investment Access, which replaced the 2019 Negative List. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Our business falls under value-added telecommunications services, which are listed under the Special Administrative Measures.

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

On December 27, 2018, the State Administration of Radio and Television issued the Notice on the Upgrading of the Network Audiovisual Program Information Recording System (“Notice 158”). According to the Notice 158, the State Administration of Radio and Television has added a new module called “Main Network Movies and Teleplays Information Recording System” (“Recording System”) in “Network Play, Micro Film and other Network Audiovisual Program Information Recording System”. Since February 15, 2019, before the production of main network movies and teleplays (including network plays, network movies and network animations), the producers shall provide relevant information, such as name, type, content outline, budget making, etc. Main network movies and teleplays shall include network series (network animations) with total investment of more than RMB5 million and network movies with an investment of more than RMB1 million. After shooting and production of main network movies and teleplays, the producers shall provide relevant information, such as the expected broadcasting platform, amount of actual investment, actor’s remuneration and so on in the Recording System, and submit the finished programs to the relevant radio and television administrative departments. Main network series, network movies and network animations with on-line filing numbers could be broadcasted and promoted on the home pages of various audio-visual program websites, or could be used for investment promotion, membership recommendation, online recommendation and program optimization of audio-visual program websites. Beijing iQiyi has obtained an internet audio-video program transmission license which will remain effective until October 23, 2021, covering certain audio-video program services as provided in category II and Shanghai Zhong Yuan has obtained an internet audio-video program transmission license which will remain effective until March 23, 2023, covering certain audio-video program services as provided in category II, category III and category IV.

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

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission promulgated the Cyber Protection of Children’s Personal Information Provisions, effective on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Regulations on Intellectual Property Rights

Regulations on copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was latest amended on November 11, 2020 and effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to Internet activities and products disseminated over the Internet. In addition, Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

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

As of December 31, 2020, we have registered 437 software copyrights in the PRC.

Patent law

According to the Patent Law of the PRC (Revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. The Patent Law of the PRC was recently amended on October 17, 2020 and the revised version will come into effect on June 1, 2021. As of December 31, 2020, we have applied for approximately 7,531 patents in the PRC, among which 4,582 have been registered.

Trademark law

Trademarks are protected by the Trademark Law of the PRC (Revised in 2019) which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the SAMR handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. As of December 31, 2020, we have applied for registration of 4,578 trademarks with the Trademark Office of the SAMR, among which 4,011 have been registered.

Regulations on domain names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. As of December 31, 2020, we have registered 168 domain names in the PRC.

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

On January 11, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that, enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing ∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + ∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance -sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

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

Regulations on dividend distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Foreign Investment Law and the Implementation Regulations. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

As of December 31, 2020, Beijing QIYI Century, Chongqing QIYI Tianxia Science & Technology Co., Ltd., iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Chengdu iQIYI Culture Promotion Co., Ltd., Beijing iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Technology Co., Ltd., Changsha iQIYI Culture & Technology Co., Ltd., iQIYI Creative Entertainment (Dong Yang) Real-estate Co., Ltd., Chengdu iQIYI Intelligence Innovation Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd., our wholly foreign-owned subsidiaries are in an accumulated loss position. Beijing QIYI Century, Chongqing QIYI Tianxia Science & Technology Co., Ltd., iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Chengdu iQIYI Culture Promotion Co., Ltd., Beijing iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Technology Co., Ltd., Changsha iQIYI Culture & Technology Co., Ltd., iQIYI Creative Entertainment (Dong Yang) Real-estate Co., Ltd., Chengdu iQIYI Intelligence Innovation Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd. have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

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

C.Organizational Structure

The following diagram illustrates our current corporate structure, which include our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

For details of contractual arrangements, see “ —Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.” Equity interest.

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

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value -added telecommunication services, Internet audio-video program services and certain other businesses. We are a company registered in the Cayman Islands. Beijing QIYI Century and iQIYI New Media, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment (previously known as Beijing iQIYI Cinema Management Co., Ltd., or Beijing iQIYI Cinema), our consolidated affiliated entities in the PRC, based on a series of contractual arrangements by and among Beijing QIYI Century, iQIYI New Media, our consolidated affiliated entities and their shareholders.

The following is a summary of the currently effective contractual arrangements among Beijing QIYI Century, Beijing iQIYI, Beijing iQIYI’s shareholders and iQIYI, Inc.

Loan Agreement

Pursuant to the amended and restated loan agreement dated January 30, 2013 between Beijing QIYI Century and Mr. Xiaohua Geng, the sole shareholder of Beijing iQIYI, Beijing QIYI Century made loans in an aggregate amount of RMB27 million to Mr. Geng for the acquisition and capitalization of Beijing iQIYI. Pursuant to the amended and restated loan agreement, Mr. Geng can only repay the loans by the sale of all his equity interest in Beijing iQIYI to iQIYI, Inc. insofar as permitted under PRC law and pay all of the proceeds from sale of such equity interests to iQIYI, Inc. In the event that Mr. Geng sells his equity interests in Beijing iQIYI to iQIYI, Inc. with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing QIYI Century as the loan interest to or cost for capital occupancy to the extent allowed under PRC law. The initial loan maturity date is June 23, 2021 unless otherwise decided by Beijing QIYI Century. On December 21, 2020, Beijing QIYI Century executed a confirmation letter to extend the term of the loan agreement to June 23, 2031.

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

Exclusive Purchase Option Agreement

Pursuant to the amended and restated exclusive purchase option agreement dated January 30, 2013 by and among iQIYI, Inc., Beijing QIYI Century, Beijing iQIYI, and Mr. Xiaohua Geng, Mr. Geng irrevocably grants iQIYI, Inc. or its designee an exclusive option to purchase at its discretion, to the extent permitted under PRC law, all or part of his equity interests in Beijing iQIYI. In addition, the purchase price should equal the amount that Mr. Geng contributed to Beijing iQIYI as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. If any dividends or assets of other form were distributed, such dividends or distributions, including the purchase consideration received if the exclusive purchase option is exercised, will have to be repaid by Mr. Geng to iQIYI, Inc. Without the prior written consent of iQIYI, Inc., Beijing iQIYI may not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB300,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Mr. Geng agrees that, without the prior written consent of iQIYI, Inc., he will not dispose of his equity interests in Beijing iQIYI or create or allow any encumbrance on the equity interests, and will not cause Beijing iQIYI to provide any persons with any loans. The initial term of the amended and restated exclusive purchase option agreement is ten years and can be renewed at the discretion of iQIYI, Inc. On December 21, 2020, iQIYI, Inc. executed a confirmation letter to extend the term of the amended and restated exclusive purchase option agreement to November 22, 2032.

Business Operation Agreement

Pursuant to the amended and restated business operation agreement dated January 30, 2013 by and among Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng, Beijing QIYI Century agrees to provide Beijing iQIYI with performance guarantees with respect to any contracts, agreements and transactions Beijing iQIYI entered into in connection with its business. As a counter-guarantee, Beijing iQIYI agrees to offer all its account receivables and assets as collateral. The initial term of the business operation agreement is ten years and can be renewed at the discretion of Beijing QIYI Century. On December 21, 2020, Beijing QIYI Century executed a confirmation letter to extend the term of the business operation agreement to January 30, 2033.

Business Cooperation Agreement

Pursuant to the business cooperation agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, on the website it operates, technology services provided by Beijing QIYI Century, including but not limited to, P2P download and video on-demand system. As consideration for the internet information services and other services provided by Beijing iQIYI, Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI. Beijing iQIYI has the right to waive the service fees. The initial term of the business cooperation agreement is ten years and can be renewed at the discretion of Beijing QIYI Century. On December 21, 2020, Beijing QIYI Century executed a confirmation letter to extend the term of the business cooperation agreement to November 23, 2031.

Commitment Letter

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of us under U.S. GAAP and the relevant contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws. Such financial support shall be forgiven by iQIYI, Inc. and Beijing QIYI Century. As of December 31, 2020, iQIYI has provided RMB785.8 million (US$120.4 million) in financial support to Beijing iQIYI under this commitment letter, all of which has been forgiven.

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

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century has the sole and exclusive right to provide specified technology consulting and services to Beijing iQIYI. Beijing iQIYI agrees to accept such services and, without the prior written consent of Beijing QIYI Century, may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. Beijing iQIYI agrees to pay specified service fees to Beijing QIYI Century on a quarterly basis. Beijing QIYI Century has the right to adjust the calculation basis and payment method through written confirmation, without the prior consent of Beijing iQIYI. All the benefits and interests generated from the agreement, including but not limited to software copyrights, intellectual property rights, know-how and trade secrets, will be Beijing QIYI Century’s sole and exclusive rights. The term of the exclusive technology consulting and services agreement is ten years and can be renewed at the discretion of Beijing QIYI Century. On December 21, 2020, Beijing QIYI Century executed a confirmation letter to extend the term of the exclusive technology consulting and services agreement to November 23, 2031.

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

Software Usage License Agreement

Pursuant to the software usage license agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century grants Beijing iQIYI non-exclusive rights to use specified software in China. Beijing iQIYI agrees not to sublicense such software usage rights, and agrees to pay specified usage fees to Beijing QIYI Century. The term of this software usage license agreement is five years and can be renewed at the discretion of Beijing QIYI Century. On December 2, 2016 and December 21, 2020, respectively, Beijing QIYI Century executed a confirmation letter to extend the term of the software usage license agreement to December 1, 2031.

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

D.Property, Plant and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 68,452 square meters. We own office premises of approximately 17,570 square meters in Shanghai. We also lease offices in Shanghai, Chongqing and various other cities, with an aggregate area of approximately 33,670 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases, and we plan to renew most of these leases when they expire:

Leased properties	Term	Area (square meters)
Beijing	1, 3, 5, 6 and 20 years	68,452
Shanghai	1, 3 and 20 years	2,920
Chongqing	2 years	6,682
Others	1, 2, 3, 5 and 10 years	24,097
Total		102,152

Our main IT infrastructure include internet data centers (IDC) and content delivery networks (CDN). We lease IDC facilities from China Telecom, China Unicom and China Mobile. Our bandwidth provider includes self-built CDN, cooperating bandwidth, commercial CDN and Internet Exchange.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.Operating Results

Overview

We have developed multiple monetization methods to capture entertainment market opportunities in China. We generate revenues through (i) membership services, (ii) online advertising services, (iii) content distribution, and (iv) others.

Selected Income Statement Items

Total Revenues

We derive our revenues from (i) membership services, (ii) online advertising services, (iii) content distribution and (iv) others. Starting from January 1, 2018, we adopted ASC 606, which reclassifies VAT from cost of revenues to net against revenues among other changes. The consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 presented below have been prepared in accordance with ASC 606. The following table presents our revenue lines and as percentages of our total revenues for the years presented.

	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	10,622,769	42.5	14,435,611	49.8	16,491,030	2,527,361	55.5
Online advertising services	9,328,061	37.3	8,270,600	28.5	6,822,115	1,045,535	23.0
Content distribution	2,162,643	8.7	2,544,221	8.8	2,660,074	407,674	9.0
Others	2,875,643	11.5	3,743,226	12.9	3,733,996	572,260	12.5
Total revenues	24,989,116	100.0	28,993,658	100.0	29,707,215	4,552,830	100.0

Membership services

We offer membership packages to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, (iii) merchandise selection and privilege, (iv) higher community status in our iQIYI Paopao social platform. We also offer a broader selection of paid services with innovative privileges. We generate a small portion of our membership services revenue from on-demand content purchase by our users and the sale of the right to membership services through the cooperation with other parties, where we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer.

Online advertising services

Our advertising revenues are recognized net of advertising agency rebates in 2018, 2019 and 2020. Most of our advertising services are in the form of brand advertising.

Content distribution

We distribute video content licensed from third parties by sub-licensing such content to other third-party internet video streaming platforms, and as consideration receive either cash or the right to broadcast certain licensed content from such platforms on our platform. We also distribute selected premium content to regions outside of China and/or to TV stations in China.

Others

We generate revenues from various other channels, such as online games, live broadcasting, and talent agency business. We generate revenues from online games both by distributing third-party online games and sharing revenues with them, and offering our self-developed online games. We launched several new self-developed and licensed games following the acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content. We generate revenues from live broadcasting through the sale and consumption of virtual items purchased by viewers of our live broadcasting shows. We generate revenues from talent agency services, primarily from celebrity endorsement contracts for the artists we represent. In addition, we also generate revenues from IP licensing, online literature and e-commerce.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of revenues, (ii) selling, general and administrative expenses and (iii) research and development expenses.

Cost of revenues. Our cost of revenues mainly consists of content costs, bandwidth costs and others. Content costs mainly consist of costs for original content, which includes amortization and impairment of capitalized produced content and expenses recorded when production costs exceed the total revenues to be earned; licensed content, which includes amortization and impairment of licensed copyrights; and revenue sharing cost for content uploaded by partners and cost incurred for live broadcasting hosts. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. We expect that our cost of revenues will increase in the foreseeable future as we are committed to producing and acquiring more high-quality and popular content to enrich user experience and to support our overseas expansion in order to achieve long-term success.

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

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services. We expect our general and administrative expenses to be relatively stable or slightly increase in the foreseeable future as we remain committed to the disciplined operation.

Research and development expenses. Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expect our research and development expenses to slightly increase in the foreseeable future as we continue to develop new products and services to attract users and increase user engagement, and expand our monetization efforts.

Taxation

We had income tax expense of RMB78.8 million, RMB51.9 million and RMB23.3 million (US$3.6 million) in 2018, 2019 and 2020, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

Singapore

Generally, entities in Singapore are subject to a unified 17% tax rate. Under the Singapore tax laws, certain entities may be entitled to preferential tax treatments. Our subsidiary in Singapore was granted a five-year Development and Expansion Incentive (“DEI”) commencing from September 15, 2020, which awards a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed. Singapore does not impose a withholding tax on dividends.

PRC

Generally, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, or HNTE. A HNTE certificate is normally effective for a period of three years. Certain of our PRC subsidiaries and VIEs, including Beijing QIYI Century, Beijing iQIYI and Shanghai Zhong Yuan, are qualified as HNTE. The related tax holiday under such HNTE certificates of our entities will expire in 2021 or 2022. An enterprise may also benefit from preferential tax treatments under the EIT law if it qualifies as a Software Enterprise, or SE. Chengdu Skymoons Interactive Network Game Co., Ltd, or Skymoons Interactive, qualified as a SE, is entitled to an exemption from the enterprise income tax for two years beginning from 2017, and a reduced tax rate of 12.5% for the subsequent three years.

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

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. Our results of operations and financial condition in 2020 have been and will continue to be affected by the spread of COVID-19. The COVID-19 outbreak has impact on China’s internet video industry in general. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2021 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In the first part of 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. During the early part of 2020, COVID-19 caused temporary closure of many corporate offices and store fronts across China, and we experienced growth in the number of subscribing members driven by the increased entertainment demand during the pandemic as a result. Subsequently, the number of subscribing members in the fourth quarter of 2020 decreased as compared with that in the second and the third quarter of 2020. Our member acquisition and engagement may fluctuate depending on factors beyond our control, and we cannot predict member acquisition and engagement levels as the situation of the pandemic changes. In addition, our online advertising services revenue decreased in 2020 as compared to 2019, due to the challenging macroeconomic environment in China. However, our online advertising services revenue has been rebounding since the second quarter of 2020. We cannot guarantee that such decrease will not occur again in the future.

During the first part of 2020, we took a series of measures in response to the outbreak, including, among others, remote working arrangements for our employees. We temporarily shut down some of our premises and facilities, following all legal directions and safety guidelines with respect to our premises and facilities in operation. These measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. We strive to provide quality original content to maintain and expand our user base. In addition, we work closely with premium content providers to curate a comprehensive repertoire of blockbuster content. We will pay close attention to the development of the COVID-19 outbreak, perform further assessment of its impact and take relevant measures to minimize the impact.

As of December 31, 2020, we had RMB10,915.3 million (US$1,672.8 million) and RMB25.2 million (US$3.9 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes.

We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—We face risks related to health epidemics and other outbreaks, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on value-added telecommunication services, internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses, we operate our internet platform and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate us to absorb losses of the affiliated entities that could potentially be significant to them or entitle us to receive economic benefits from the affiliated entities that could potentially be significant to them. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities and are the primary beneficiary of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Revenue recognition

Our revenues are derived principally from membership services, online advertising services and content distribution. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. VAT are presented as a reduction of revenues. Our revenue recognition policies are set forth as follows.

Membership services

We offer membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others.

When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer advances and deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. We are the principal in our relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as we retain control over its service delivery to our subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services, through strategic cooperation with other parties, we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer.

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

We provide various sales incentives to our customers for meeting certain cumulative purchase volume requirements, including cash rebates to certain third-party advertising agencies and noncash credits which can be used to acquire future online advertising services in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. We account for cash rebates granted to customers as variable consideration which is measured based on the most likely amount of incentive to be provided to customers. Noncash credits granted to customers are considered options to acquire additional services that provide customers with a material right. The contract consideration related to these customer options to acquire additional services are deferred and recognized as revenue when future services are transferred or when the options expire.

Content distribution

We generate revenues from sub-licensing content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors has a specified license period and provide us rights to sub-license these contents to other parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, we are entitled to receive the sub-license fee under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sublicense period). The sub-licensing of content represents a license of functional intellectual property which grants a right to use our licensed copyrights and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.

We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the licensed copyrights received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, we further review the fair value by analyzing against the cost of the licensed copyrights bartered out and/or engage a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright.

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

We record revenue generated from mobile games on a gross basis if we act as the principal in the mobile game arrangements under which we control the specified services before they are provided to the customer. In addition, when we act as the principal, we are primarily responsible for fulfilling the promise to provide maintenance services and have discretion in setting the price for the services to the customer. Otherwise, we record revenue on a net basis based on the ratios pre-determined with the online games developers when all the revenue recognition criteria set forth in ASC 606 are met, which is generally when the user purchases virtual currencies issued by the game developers.

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

We operate the live broadcasting platform and determine the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as we act as the principal in the transaction. Costs incurred from services provided by the hosts are recognized as cost of revenues. To facilitate the sale of virtual items, we bundle special privileges and virtual items as a package at a discounted price and we allocate the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue” on the consolidated balance sheets.

Contract balances

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. Contract assets represent unbilled amounts related to our rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. Contract liabilities are our obligation to transfer goods or services to customers for which we have received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) noncash credits granted to customers. Contract liabilities are primarily presented as “Customer advances and deferred revenue” on the consolidated balance sheets.

Practical Expedients and Exemptions

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Business Combinations

We account for our business combinations using the acquisition method of accounting in accordance with ASC topic 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. We also evaluate all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If we determine that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair values, equity method investments, available-for-sale debt securities accounted for at fair value and equity securities with readily determinable fair value.

Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value in accordance with ASC topic 321, Investments—Equity Securities (“ASC 321”) and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings.

Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. Intra-entity profits and losses shall be eliminated until realized by us or investee as if the investee was consolidated. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

Available-for-sale debt securities are convertible debt instruments issued by private companies, which are measured at fair value, with interest income recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

Adoption of ASU 2019-02

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”) which includes the following major changes from previous legacy GAAP that are applicable to us:

•	the content distinction for capitalization of production costs of an episodic television series and production costs of films is removed;
•

entities are required to test films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements;

•	entities shall assess estimates of the use of a film in a film group and account for such changes prospectively;
•	cash outflows for the costs incurred to obtain rights for both produced and licensed content are required to be reported as operating cash outflows in the statement of cash flows.

We adopted ASU 2019-02 on January 1, 2020, using a prospective transition method. For the year ended December 31, 2020, cash outflows for the costs incurred to acquire licensed copyrights are reported as operating cash outflows in the consolidated statement of cash flows whereas they were reported as investing cash outflows prior to the adoption of ASU 2019-02. There was no material impact to the consolidated balance sheet or consolidated statement of comprehensive loss. See the updated accounting policies for Produced Content and Licensed Copyrights for further details.

Produced content, net

We produce original content in-house and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs. Production costs for original content that are predominantly monetized in a film group are capitalized and reported separately as non-current assets with caption of “Produced content, net” on the consolidated balance sheets. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if we have demonstrated a history of earning such revenue. We estimate ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred.

Based on factors including historical and estimated future viewership consumption patterns, we amortize film costs for produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, we consider historical and estimated usage patterns to determine the pattern of amortization for film costs. Based on the estimated patterns, we amortize produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statements of comprehensive loss.

Licensed copyrights, net

Licensed copyrights consist of professionally-produced content, such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our platform. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

The licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on our own websites and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.

For the right to broadcast the contents on our own websites that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content's contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of our content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Impairment of licensed copyrights and produced content

Our business model is mainly subscription and advertising based, as such the majority of the content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of the content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Mainland China platform are largely independent of the cash flows of other content launched on the overseas platform, we have identified two separate film groups. We review our film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public's perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

When such events or changes in circumstances are identified, we assess whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. We mainly use a discounted cash flow approach to determine the fair value of an individual content or film group, for which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as we cannot estimate the fair value of individual contents in the film group without undue cost and effort.

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

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. We adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

As of December 31, 2019 and 2020, the carrying amount of a reporting unit is greater than zero and the fair value of our reporting unit was substantially greater than the respective carrying value, and therefore goodwill related to our reporting unit was not impaired.

Impairment of long-lived assets other than goodwill

We evaluate long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives other than licensed copyrights and produced content, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When such events occur, we assess the recoverability of the long-lived assets based on the undiscounted future cash flows the long-lived assets are expected to generate at the lowest level of identifiable cash flows. We recognize an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the long-lived assets plus net proceeds expected from the eventual disposition of the long-lived assets, if any, is less than their carrying values. If we identify an impairment, we reduce the carrying value of the long-lived assets to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

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

We apply the provisions of ASC topic 740, Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. We recognize in our consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to changes in individual tax position. Changes in recognition and measurement estimates are recognized in the period which the change occurs.

Share-based compensation

We account for share-based compensation in accordance with ASC topic 718, Compensation-Stock Compensation (“ASC 718”).

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

For the year ended December 31, 2018, we account for share-based awards issued to non-employees in accordance with ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees (“ASC 505-50”). The measurement date of the fair value of a share-based award issued to a non-employee is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if we had paid cash for the services provided by non-employees.

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

Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment guidance in legacy GAAP and establishes a single allowance framework for financial assets carried at amortized cost with a methodology that requires consideration of a broader range of information to estimate credit losses. We adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to increase the opening balance of accumulated deficit on January 1, 2020 by RMB94,048, among which credit losses related to accounts receivable and contract assets amounted to RMB83,726.

We maintain an allowance for credit losses for accounts receivable, contract assets and receivables from online payment agencies, which is recorded as an offset to accounts receivable, contract assets and receivables from online payment agencies, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of comprehensive loss. When similar risk characteristics exist, we assess collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, we assess collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, we consider historic collection experience, the age of the accounts receivable and contract assets balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

For debt securities, the allowance for credit losses reflects our estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Other income/(loss), net” in the consolidated statements of comprehensive loss. Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. We are currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosures.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the years presented.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	10,622,769	42.5	14,435,611	49.8	16,491,030	2,527,361	55.5
Online advertising services	9,328,061	37.3	8,270,600	28.5	6,822,115	1,045,535	23.0
Content distribution	2,162,643	8.7	2,544,221	8.8	2,660,074	407,674	9.0
Others	2,875,643	11.5	3,743,226	12.9	3,733,996	572,260	12.5
Total revenues	24,989,116	100.0	28,993,658	100.0	29,707,215	4,552,830	100.0
Operating costs and expenses:
Cost of revenues(1)	(27,132,811)	(108.6)	(30,348,342)	(104.7)	(27,884,395)	(4,273,470)	(93.9)
Selling, general and administrative(1)	(4,167,889)	(16.7)	(5,236,007)	(18.1)	(5,187,835)	(795,070)	(17.5)
Research and development(1)	(1,994,652)	(8.0)	(2,667,146)	(9.2)	(2,675,494)	(410,037)	(9.0)
Total operating costs and expenses	(33,295,352)	(133.3)	(38,251,495)	(131.9)	(35,747,724)	(5,478,577)	(120.4)
Operating loss	(8,306,236)	(33.3)	(9,257,837)	(31.9)	(6,040,509)	(925,747)	(20.4)
Total other expenses, net	(676,194)	(2.7)	(967,050)	(3.3)	(943,368)	(144,578)	(3.2)
Loss before income taxes	(8,982,430)	(36.0)	(10,224,887)	(35.2)	(6,983,877)	(1,070,325)	(23.6)
Income tax benefit	(78,801)	(0.3)	(51,852)	(0.2)	(23,276)	(3,567)	(0.1)
Net loss	(9,061,231)	(36.3)	(10,276,739)	(35.4)	(7,007,153)	(1,073,892)	(23.7)

Note:

(1)	Share-based compensation expense was allocated as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	83,351	171,053	201,970	30,953
Selling, general and administrative	368,598	675,278	851,416	130,485
Research and development	104,262	238,189	316,709	48,538
Total	556,211	1,084,520	1,370,095	209,976

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues

Our revenues increased by 2.5% from RMB28,993.7 million in 2019 to RMB29,707.2 million (US$4,552.8 million) in 2020.

Membership services. Our membership services revenue increased by 14.2% from RMB14,435.6 million in 2019 to RMB16,491.0 million (US$2,527.4 million) in 2020, primarily driven by the increase in the members’ willingness to pay for the premium content that we have been offering, especially our self-produced blockbuster titles, such as the Mist Theater (迷雾剧场) that was launched in June 2020, and other operational initiatives we have introduced. The number of subscribing members has historically been the main driver for our membership services revenue. We track the number of subscribing members as a key indicator for membership revenue growth, and our operational efforts have also been primarily aimed at growing this number. We have seen significant fluctuation in the number of subscribing members throughout 2020. The number of subscribing members as of March 31, 2020 was 118.9 million, an increase of 23% as compared to March 31, 2019, primarily driven by our strong content launch and the increased entertainment demand during the mass COVID-19-related quarantine in early 2020. However, the number of subscribing members decreased by 4.9% year-over-year to 101.7 million as of December 31, 2020, as compared to 106.9 million as of December 31, 2019, mainly attributable to the weakening in certain content categories, particularly films, that resulted from the COVID-19 pandemic. Excluding individuals with trial memberships, the number of subscribing members decreased by 4.8% from 105.7 million as of December 31, 2019 to 100.7 million as of December 31, 2020. Despite the fluctuation in the number of subscribing members, we achieved growth in membership services revenue for the whole year of 2020 as members were more willing to pay for the premium content that we have been offering. We are dedicated to providing more diversified original content on our platform to increase both the number of subscribing members and the members’ willingness to pay.

Online advertising services. Our online advertising services revenue decreased by 17.5% from RMB8,270.6 million in 2019 to RMB6,822.1 million (US$1,045.5 million) in 2020, as a result of the challenging macroeconomic environment in China, and the tightened advertising budget of advertisers and intensified competition in the advertising industry, as well as the tightened regulatory environment and the uncertainty of certain content scheduling in the early stage of the COVID-19 pandemic in the first quarter of 2020. Our online advertising services revenue has been rebounding since the second quarter of 2020 as our advertisers gradually recovered their advertising budgets. Average brand advertising revenue per brand advertiser increased by 11.3% from RMB5.9 million in 2019 to RMB6.6 million (US$1.0 million) in 2020. Average brand advertising revenue per brand advertiser is the main driver for our online advertising services revenue. We track the average brand advertising revenue per brand advertiser as a key indicator to evaluate our advertising services business and adapt our sales strategy, advertisement solutions and content scheduling accordingly.

Content distribution. Our content distribution revenue increased by 4.6% from RMB2,544.2 million in 2019 to RMB2,660.1 million (US$407.7 million) in 2020, primarily caused by the increase of high-quality content that were available for distribution to other platforms.

Others. Other revenues was RMB3,734.0 million (US$572.3 million), which remained stable as compared to RMB3,743.2 million in 2019.

Cost of revenues

Our cost of revenues decreased by 8.1% from RMB30,348.3 million in 2019 to RMB27,884.4 million (US$4,273.5 million) in 2020.

Content cost. Content cost decreased by 6.1% from RMB22,246.8 million in 2019 to RMB20,885.5 million (US$3,200.8 million) in 2020. The RMB1,361.3 million decrease was primarily due to lower content costs recorded relating to licensed copyrights and self-produced content, more shorter length content to satisfy the diversified users’ demand, as well as update of accounting estimates of future viewership consumption patterns and useful lives of content assets to better reflect the expected usage of these content assets.

Bandwidth cost. Our bandwidth cost decreased by 16.2% from RMB2,920.0 million in 2019 to RMB2,445.7  million (US$374.8 million) in 2020, primarily as a result of the enhanced operational efficiency supporting our user traffic.

Gross (loss)/profit

As a result of the foregoing, we had gross loss of RMB1,354.7 million and gross profit of RMB1,822.8 million (US$$279.4 million) in 2019 and 2020, respectively. Our gross (loss)/profit are calculated by subtracting cost of revenues from revenues. Our gross (loss)/profit as a percentage of total revenues improved from 2019 to 2020, which was primarily attributed by the decrease of content cost while the membership services revenue increases. We expect our cost of revenues to continue to increase as we are committed to producing and acquiring more high-quality and popular content to enrich user experience and to support our overseas expansion in order to achieve long-term success. We will devote more resources on original content productions. Although we achieved gross profit in 2020, we cannot guarantee that we will continue to be able to hold such position in the future. For specific factors that may constrain our ability to reverse our gross loss, see “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and may continue to incur losses in the future.”

Selling, general and administrative expenses

Selling expenses decreased by 13.4% from RMB3,984.2 million in 2019 to RMB3,448.5 million (US$528.5 million) in 2020, primarily due to the decrease in marketing and promotional expenses. Our marketing and promotional expenses decreased by 16.4% from RMB2,757.2 million in 2019 to RMB2,304.8 million (US$353.2 million) in 2020, which was primarily due to the lower spending on user acquisition channels, offline branding activities and content promotions.

General and administrative expenses increased by 38.9% from RMB1,251.8 million in 2019 to RMB1,739.3 million (US$266.6 million) in 2020, primarily due to the increase in personnel compensation expenses and provision for credit losses. Our general and administrative personnel compensation expenses increased by 13.9% from RMB808.1 million in 2019 to RMB920.3 million (US$141.0 million) in 2020, primarily due to increased share based compensation expenses. Our general and administrative personnel headcount increased from 551 as of December 31, 2019 to 563 as of December 31, 2020.

Research and development expenses

Our research and development expenses was RMB2,675.5 million (US$410.0 million) in 2020, which remained stable as compared with RMB2,667.1 million in 2019. Our research and development personnel compensation expenses increased slightly from RMB2,357.5 million in 2019 to RMB2,376.0 million (US$364.1 million) in 2020, primarily due to the slightly increased share based compensation expenses.

Income tax expense

In 2019, RMB51.9 million income tax expense was recognized, which resulted from RMB129.2 million current year income tax and RMB77.3 million deferred income tax benefit. In 2020, RMB23.3 million (US$3.6 million) income tax expense was recognized, which resulted from RMB65.3 million (US$10.0 million) current year income tax and RMB42.0 million (US$6.4 million) deferred income tax benefit.

Net loss

As a result of the foregoing, we had net losses of RMB10,276.7 million and RMB7,007.2 million (US$1,073.9 million) in 2019 and 2020, respectively.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

For a detailed description of the comparison of our operating results for the year ended December 31, 2019 to the year ended December 31, 2018, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation—Year Ended December 31, 2019 Compared with Year Ended December 31, 2018” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2020.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

B.Liquidity and Capital Resources

As of December 31, 2020, we had RMB10,915.3 million (US$1,672.8 million) and RMB25.2 million (US$3.9 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our restricted cash mainly represents restricted deposits used as collateral against short-term loans. As of December 31, 2020, we had RMB3,358.2 million (US$514.7 million) in short-term investments. Our short-term investments consisted of held-to-maturity debt securities and available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

Our total current liabilities were RMB24,854.6 million (US$3,809.1 million) as of December 31, 2020, which primarily included RMB7,561.5 million (US$1,158.9 million) in accounts and notes payable, RMB4,752.1 million (US$728.3 million) in current portion of convertible senior notes, RMB3,444.9 million (US$528.0 million) in customer advances and deferred revenue and RMB2,966.0 million (US$454.6 million) in short-term loans.

Historically, we have not been profitable nor generated positive net cash flows (if excluding the net proceeds we received in our initial public offering, our convertible notes offerings and our ADSs offering). Accounts and notes payable amounted to RMB8,212.4 million and RMB7,561.5 million (US$1,158.9 million) as of December 31, 2019 and 2020, respectively. A substantial majority of our accounts and notes payable is due to third party content providers. The decrease in accounts and notes payable was primarily because we shortened the number of turnover days by financing arrangements mentioned as follows.

We prudently manage our working capital to support our business and operations. In terms of financing activities, we have been actively seeking additional financings to improve our liquidity position. In April 2018, we completed the initial public offering of our ADSs, and received net proceeds of RMB14.9 billion.

We have conducted the below debt and equity financing activities since our initial public offering:

•

In December 2018, we completed an offering of US$750 million in aggregate principal amount of convertible senior notes due 2023. In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of convertible senior notes due 2025. In connection with these convertible notes offering, we also entered into capped call transactions. The holders of the 2023 Notes may require us to repurchase all or portion for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. As a result, RMB4,752.1 million (US$728.3 million) of the net carrying amount of the 2023 Notes was included in the current liabilities as of December 31, 2020.

•

In December 2020, we completed the offering of the US$800 million convertible senior notes due 2026 and 40,000,000 ADSs at the price of US$17.50 per ADS. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the convertible senior notes due 2026 and their option in part to purchase 4,594,756 additional ADSs, which closed on January 8, 2021.

We have also conducted the following asset-backed debt securities transactions and structured payable arrangements:

•

In December 2018 and November 2019, our suppliers sold certain receivables due from us, which were recorded as accounts payable in our consolidated balance sheets totaling RMB525.3 million and RMB587.0 million, respectively, to certain financial institutions at a discount. The factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest rate ranging from 5.0%-5.5% for gross proceeds of RMB446.0 million and RMB500.0 million, respectively. Concurrently, we also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the asset-back debt securities, maturing from December 2019 to November 2021.

•

In 2020, we entered into structured payable arrangements with certain banks and other financial institutions, pursuant to which the suppliers’ receivables collection process was accelerated through selling their receivables from us to the contracting banks and other financial institutions at a discount. We were legally obligated to pay the banks or other financial institutions in the amount totaling RMB395.9 million (US$60.7 million), maturing within one year. As of December 31, 2020, the outstanding borrowings from the factoring arrangements were RMB390.3 million (US$59.8 million), which is repayable within one year.

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

We believe that our current cash and cash equivalents, restricted cash, short-term investments and proceeds and lines of credit/financing available to us and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We have taken a series of measures to improve our working capital position. As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital position or to maintain the surplus beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market and commercial banks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.”

As of December 31, 2020, 19.9% of our cash and cash equivalents, restricted cash and short-term investments were held in the PRC, while 11.8% of our cash and cash equivalents, restricted cash and short-term investments were held by our consolidated affiliated entities and their subsidiaries.

Although we consolidate the results of our consolidated affiliated entities and their subsidiaries, we only have access to the assets or earnings of our consolidated affiliated entities and their subsidiaries through our contractual arrangements with our consolidated affiliated entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—Holding company structure.” We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•

capital contributions to our PRC subsidiaries must be registered with the SAMR or its local counterparts, and reported to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System; and

•

loans by us to our PRC subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used for) operating activities	2,884,186	3,906,227	(5,411,071)	(829,283)
Net cash (used for)/provided by investing activities	(20,949,094)	(11,749,571)	159,296	24,412
Net cash provided by financing activities	23,474,959	7,880,306	9,373,906	1,436,615
Effect of exchange rate changes on cash, cash equivalents and restricted cash	617,386	112,265	(91,293)	(13,991)
Net increase in cash, cash equivalents and restricted cash	6,027,437	149,227	4,030,838	617,753
Cash, cash equivalents and restricted cash at the beginning of the year	733,010	6,760,447	6,909,674	1,058,954
Cash, cash equivalents and restricted cash at the end of the year	6,760,447	6,909,674	10,940,512	1,676,707

Net cash provided by/(used for) operating activities

Net cash used for operating activities was RMB5,411.1 million (US$829.3 million) in 2020, as compared to net cash provided by operating activities of RMB3,906.2 million in 2019, which was primary due to an increase of cash outflow for operating assets and liabilities by RMB12,406.5 million from RMB4,206.6 million in 2019 to RMB16,613.3 million (US$2,546.1 million) in 2020 and a decrease of non-cash items by RMB180.3 million from RMB18,389.7 million in 2019 to RMB18,209.4 million (US$2,790.7 million) in 2020, offset by a decrease in net loss by RMB3,269.5 million from RMB10,276.7 million to RMB7,007.2 million (US$1,073.9 million) in 2020. The increase of cash outflow for operating assets and liabilities was primarily due to the reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities starting from January 1, 2020 due to the adoption of ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials. The decrease in non-cash items was primarily due to decreases of amortization and impairment of licensed copyrights, decreases of amortization and impairment of intangible assets and increases of barter transaction revenues, which was offset by increases of amortization and impairment of produced content, driven by continuous business expansion to maintain our market leadership.

Net cash provided by operating activities increased from RMB2,884.2 million in 2018 to RMB3,906.2 million in 2019, due to the combined effect of an increase in net loss by RMB1,215.5 million from RMB9,061.2 million in 2018 to RMB10,276.7 million in 2019, an increase of non-cash items by RMB2,870.1 million from RMB15,519.6 million in 2018 to RMB18,389.7 million in 2019, and an increase of cash outflow for operating assets and liabilities by RMB632.4 million from RMB3,574.2 million in 2018 to RMB4,206.6 million in 2019. The increase of non-cash items was primarily due to increases of amortization and impairment of licensed copyrights and intangible assets, which are driven by continuous business expansion to maintain our market leadership, accretion on convertible senior notes, fair value change and impairment of long-term investments, share-based compensation, as a result of retaining and providing long-term incentives to key employees, and decrease of non-cash barter sublicensing revenues driven by increased cash sub-license transactions. The increase of cash outflow for operating assets and liabilities was primarily because we shortened the number of turnover days.

Net cash (used for)/provided by investing activities

Net cash provided by investing activities of RMB159.3 million (US$24.4 million) in 2020, as compared to net cash used for investing activities RMB11,749.6 million in 2019, which was primary due to (i) a decrease in acquisition of licensed copyrights by RMB11,957.5 million from RMB11,957.5 million in 2019 to nil in 2020 because of the reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities starting from January 1, 2020 due to the adoption of ASU 2019-02; and (ii) decreased cash outflow from purchasing of debt securities by RMB7,778.6 million from RMB22,959.3 million in 2019 to RMB15,180.7 million (US$2,326.5 million) in 2020, and (iii) decreased cash inflow from maturities of debt securities by RMB8,105.0 million from RMB24,739.2 million in 2019 to RMB16,634.2 million (US$2,549.3 million) in 2020.

Net cash used for investing activities decreased from RMB20,949.1 million in 2018 to RMB11,749.6 million in 2019 primarily due to (i) decreased cash outflow from investing in debt securities by RMB6,664.1 million from net cash outflow of RMB4,884.2 million in 2018 to net cash inflow of RMB1,779.9 million in 2019; (ii) a decrease of acquisition of licensed copyrights by RMB1,084.6 million from RMB13,042.1 million in 2018 to RMB11,957.5 million in 2019 because we have increased our expenditures on original content production; and (iii) there was no significant business acquisition in 2019 like the acquisition of Skymoons in the amount of RMB1,018.0 million in 2018.

Net cash provided by financing activities

Net cash provided by financing activities increased from RMB7,880.3 million in 2019 to RMB9,373.9 million (US$1,436.6 million) in 2020, primarily due to net cash inflow generated by proceeds from follow-on offering of our ADSs of RMB4,457.0 million (US$683.1 million) in 2020, which was offset by decreases of net cash inflow of convertible senior notes by RMB2,758.6 million from issuance of the 2025 Notes in 2019 of RMB7,909.5 million and issuance of the 2026 Notes of RMB5,150.9 million (US$789.4 million) in 2020.

Net cash provided by financing activities decreased from RMB23,475.0 million in 2018 to RMB7,880.3 million in 2019, primarily due to (i) proceeds of RMB14,896.8 million from our IPO in 2018, and (ii) decrease of net cash inflow from loans by RMB3,402.2 million from RMB3,751.8 million in 2018 to RMB349.6 million in 2019, partially offset by increase of net cash inflow generated by issuance of convertible senior notes and purchase of capped calls by RMB2,772.5 million from RMB4,569.9 million in 2018 to RMB7,342.4 million in 2019.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers. Our capital expenditures were RMB611.9 million, RMB740.2 million and RMB240.8 (US$36.9 million) in the years ended December 31, 2018, 2019 and 2020, respectively.

Our capital expenditures may increase in the future as our business offerings continue to diversify, as well as delayed expenditures in 2020 due to COVID-19 pandemic. We currently plan to fund these expenditures with our current cash and cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

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

The table below sets forth the respective revenues contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and our consolidated affiliated entities as of the dates and for the years indicated:

	Total revenues(1)			Total assets
	For the year ended December 31,			As of December 31,
	2018	2019	2020	2018	2019	2020
iQIYI, Inc. and its wholly-owned subsidiaries	8.0%	7.3%	7.7%	53.9%	52.2%	53.0%
Consolidated affiliated entities	92.0%	92.7%	92.3%	46.1%	47.8%	47.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between iQIYI, Inc. and its wholly-owned subsidiaries and the consolidated affiliated entities.

C.Research and Development, Patents and Licenses, etc.

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

In the years ended December 31, 2018, 2019 and 2020, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB1,994.7 million, RMB2,667.1 million and RMB2,675.5 (US$410.0 million), respectively, representing 8.0%, 9.2% and 9.0% of our total revenues for the years ended December 31, 2018, 2019 and 2020, respectively. Our research and development expenses consist primarily of personnel-related costs (including share-based compensation expenses).

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Off-Balance Sheet Arrangements

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

E.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2020.

	Payment due by period
	Total	2021	2022	2023	2024	2025 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	21,403,433	1,500,109	548,916	5,443,692	365,400	13,545,316
Capital Lease Obligations(2)	31,683	14,052	14,052	3,579	—	—
Operating Lease Obligations(3)	1,231,441	206,475	200,204	145,255	78,449	601,058
Purchase Obligations(4)	21,881,290	10,504,596	6,264,638	3,439,884	1,291,700	380,472
Total	44,547,847	12,225,232	7,027,810	9,032,410	1,735,549	14,526,846

Notes:

(1)

In 2019, we entered into a two-year loan agreement with JPMorgan Chase Bank, N.A., pursuant to which we were entitled to borrow a secured RMB denominated loan of RMB800.0 million for general working capital purposes. In 2019, we drew down RMB447.9 million with an interest rate of 3.55%. Pursuant to the agreement, the principal shall be repaid by installments from 2019 to 2021. Principal repayments were made on the loan when they became due and amounted to RMB3.0 million and RMB34.2 million (US$5.2 million) for the years ended December 31, 2019 and 2020, respectively.

In November 2019, our suppliers sold certain 2019 receivables due from us (the “2019 factored receivables”) which were recorded as accounts payable in our consolidated balance sheets totaling RMB587.0 million to the financial institutions at a discount. The 2019 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.1% for gross proceeds of RMB500.0 million. Concurrently, we also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the asset-back debt securities, maturing in November 2021. The borrowings have an effective interest rate of 5.97%.

As of December 31, 2020, the outstanding borrowings from our asset-backed debt securities were RMB498.3 million (US$76.4 million), which will mature in one year and are included in “Long-term loans, current portion” in the consolidated balance sheets.

On December 4, 2018, we issued US$750 million convertible senior notes (the “2023 Notes”). The 2023 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change.

On March 29, 2019, we issued US$1,200 million convertible senior notes (the “2025 Notes”). The 2025 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2025 Notes for cash on April 1, 2023, or upon a fundamental change.

On December 21, 2020, we issued US$800 million convertible senior notes (the “2026 Notes”). The 2026 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed or converted prior to such date. The holders may require us to repurchase all or a portion of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change.

The 2023 Notes, the 2025 Notes and the 2026 Notes are collectively referred to as the “Notes”. As of December 31, 2020, the principal amount of the liability component of the Notes were RMB17,953.7 million (US$2,751.5 million), unamortized debt discount were RMB1,274.9 million (US$195.4 million), and net carrying amount of the liability component were RMB16,678.8 million (US$2,556.1 million), respectively. RMB4,752.1 million (US$728.3 million) of the 2023 Notes will become repayable within the next twelve months and are classified as “Convertible senior notes, current portion” in the consolidated balance sheets. As of December 31, 2020, the carrying amount of the equity component of the Notes were RMB1,744.2 million (US$267.3 million), respectively.

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

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital/operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2020.

G.Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	52	Chairman of the Board
Yu Gong	52	Chief Executive Officer and Director
Herman Yu	50	Director
Chuan Wang	51	Director
Haifeng Wang	49	Director
Dou Shen	41	Director
Sam Hanhui Sun	48	Independent Director
Jane Jie Sun	52	Independent Director
Xiaodong Wang	46	Chief Financial Officer
Xiaohui Wang	52	Chief Content Officer
Wenfeng Liu	42	Chief Technology Officer
Xiangjun Wang	43	Chief Marketing Officer
Xianghua Yang	44	Senior Vice President
Youqiao Duan	51	Senior Vice President

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

Dr. Dou Shen has served as our director since September 2019. Dr. Shen currently serves as executive vice president of Baidu. Dr. Shen has served in various other roles since joining Baidu in 2012, including in search, display advertising and financial services group. Prior to Baidu, Dr. Shen served as a researcher at Microsoft’s AdCenter Labs. He was also founder of Buzzlabs, a social media analytics company that was later acquired by IAC-owned CityGrid Media. Dr. Shen is currently the vice-chair of KDDC (China chapter of ACM in data-mining). Dr. Shen holds a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from Hong Kong University of Science and Technology.

Sam Hanhui Sun has served as our independent director since March 2018. Mr. Sun has been the chairman of VSP Zhuhai Asset Management Company since January 2021 and a venture partner at Blue Lake Capital since 2016. From 2010 to 2015, Mr. Sun served various positions at Qunar Cayman Islands Limited, a Nasdaq-listed company, including Qunar’s president in 2015 and its chief financial officer from 2010 to 2015. From 2007 to 2009, Mr. Sun was the chief financial officer of KongZhong Corporation, a Nasdaq-listed company. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd., and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group. Mr. Sun currently serves as a director on the boards of Yirendai Ltd. (NYSE: YRD) and CAR Inc. (SEHK: 699). Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Jane Jie Sun has served as our director since June 2018. Ms. Sun currently serves as the chief executive officer and a member of the board of directors of Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com”). Ms. Sun first joined Trip.com as its chief financial officer in 2005, and later served as its chief operating officer and co-president, before serving as its chief executive officer in 2016. Ms. Sun is a member of International Chamber of Commerce Executive Board, a member of JPMorgan Asia Pacific Council, a member of Standard Chartered Bank International Advisory Board, vice chair of the World Travel & Tourism Council, a member of Vice-Chancellor’s Circle of Oxford University, a member of the President’s Advisory Council for Public Health of Brown University, co-chair of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a member of the board of directors and business leaders group committee of Business China. In 2019, she was awarded an Asia Society Asia Game Changer award and joined as a member of the Asia Society Board of Trustee. Forbes named her one of the Emergent 25 Asia’s Latest Star Businesswomen in 2018, and one of the Most Influential and Outstanding Businesswomen in China in 2017. She was also named one of Fortune’s Top 50 Most Powerful Women in Business, and one of FastCompany’s Most Creative People in Business in 2017. During her tenure at Trip.com, she also won the Institutional Investor Awards for the Best CEO and the Best CFO. Ms. Sun received her bachelor’s degree from the business school of the University of Florida with high distinction. She also obtained her LLM degree from Peking University Law School.

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

B.Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB35.9 million (US$5.5 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Share Incentive Plans

The 2010 Plan

We adopted the 2010 Plan on October 18, 2010, which was subsequently amended and restated on November 3, 2014, August 6, 2016 and September 15, 2020, for the purpose of granting share based compensation awards either through a proprietary interest in our long-term success, or compensation based on fulfilling certain performance goals to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. Under the 2010 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. As of February 28, 2021, options to purchase a total of 413,376,684 ordinary shares were outstanding under the 2010 Plan.

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

Term of the Awards. Unless otherwise determined by the board of directors, the term of each option or share appreciation right granted under the 2010 Plan shall not exceed ten years from date of the grant.

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

Termination. The plan shall terminate on October 17, 2030 provided that our board may terminate the plan at any time and for any reason.

The 2017 Plan

We also adopted the 2017 Plan on November 30, 2017, which was further amended on December 7, 2017, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2017 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares, all of which have been granted. As of February 28, 2021, 143,125 restricted share units were outstanding under the 2017 Plan.

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

The following table summarizes, as of February 28, 2021, the outstanding options and restricted share units that we granted to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Options and Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Gong	146,000,116	0.25 to 0.51	Various dates from	Various dates from
			2010/10/18 to 2020/10/16	2024.12.15 to 2030.10.18
Haifeng Wang	*(1)	N/A	N/A	N/A
Dou Shen	*(1)	N/A	N/A	N/A
Xiaodong Wang	*	0.51	Various dates from	Various dates from
			2015/2/23 to	2025/2/23 to
			2020/10/16	2030/10/16
Xiaohui Wang	*	0.51	Various dates from	Various dates from
			2016/8/5 to	2026/8/5 to
			2020/10/16	2030/10/16
Xiangjun Wang	*	0.25 to 0.51	Various dates from	Various dates from
			2010/10/18 to	2020/10/18 to
			2020/10/16	2030/10/16
Xianghua Yang	*	0.25 to 0.51	Various dates from	Various dates from
			2010/10/18	2020/10/18
			to	to
			2020/10/16	2030/10/16
Youqiao Duan	*	0.25 to 0.51	Various dates from	Various dates from
			2012/5/8 to	2022/5/8
			2020/4/1	to 2030/4/1
Wenfeng Liu	*	0.30 to 0.51	Various dates from	Various dates from
			2014/12/5 to	2024/12/5
			2020/10/16	to 2030/10/16
Total	218,639,807

Notes:

*	The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.
(1)	In the form of restricted share units.

As of February 28, 2021, other grantees as a group held options to purchase 194,824,971 Class A ordinary shares of our company, with exercise prices ranging from US$0.25 to US$0.51 per share, and 55,031 restricted share units.

C.Board Practices

Board of Directors

Our board of directors consists of eight directors. Baidu has the right to appoint a majority of our directors as long as it holds no less than 50% of the voting power of our Company. In addition, some of our directors are also senior management of Baidu. See “Item 3. Key Information—Risk Factors—Risks Related to Our Carve-out from Baidu and Our Relationship with Baidu—We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.” A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

D. Employees

We had 8,577, 8,889 and 7,721 employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had 4,185 employees in Beijing and 3,536 employees in other cities in China and overseas. The following table sets forth the number of our employees by function as of December 31, 2020:

Research and development	3,474
Content production and operation	2,071
Sales and marketing	1,613
General and administrative	563
Total	7,721

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 5,524,994,360 ordinary shares outstanding as of February 28, 2021, comprising of 2,648,602,964 Class A ordinary shares (excluding 269,199,247 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans, and the 14,880,762 unvested restricted shares issued to certain employees) and 2,876,391,396 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned (†)		Class B Ordinary Shares Beneficially Owned (††)		Voting Power (†††)
	Number	%	Number	%	%
Directors and Executive Officers:**
Robin Yanhong Li(1)	7,933,331	*	2,876,391,396	100.0	91.6
Yu Gong(2)	119,387,385	4.3	—	—	*
Herman Yu	—	—	—	—	—
Chuan Wang(3)	—	—	—	—	—
Haifeng Wang	*	*	—	—	*
Dou Shen	*	*	—	—	*
Sam Hanhui Sun(4)	—	—	—	—	—
Jane Jie Sun(5)	—	—	—	—	—
Xiaodong Wang	*	*	—	—	*
Xiaohui Wang	*	*	—	—	*
Wenfeng Liu	*	*	—	—	*
Xiangjun Wang	*	*	—	—	*
Xianghua Yang	*	*	—	—	*
Youqiao Duan	*	*	—	—	*
All directors and executive officers as a group	195,491,280	6.9	2,876,391,396	100.0	91.7
Principal Shareholders:
Baidu Holdings(6)	7,933,331	*	2,876,391,396	100.0	91.6
Xiaomi Ventures Limited(7)	341,874,885	12.9	—	—	1.1

Notes:

*	Less than 1%.
* *

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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2021, by the sum of the total number of Class A ordinary shares outstanding as of February 28, 2021 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of February 28, 2021.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2021, by the sum of the total number of Class B ordinary shares outstanding as of February 28, 2021 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of February 28, 2021.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2021, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Mr. Li has the majority voting power in Baidu and is deemed to beneficially own iQIYI’s shares held by Baidu Holdings.

(2)

Representing (i) 112,952,211 Class A ordinary shares that Dr. Gong may purchase upon exercise of options within 60 days of February 28, 2021, and (ii) 6,435,174 Class A ordinary shares held by Cannes Ventures Limited, a company incorporated in the Cayman Islands. Cannes Ventures Limited is wholly-owned by Dr. Gong. The registered address of Cannes Ventures Limited is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.

(3)	The business address of Mr. Chuan Wang is No.006, Floor 6, Building 6, Yard 33, Middle Xierqi Road, Haidian District, Beijing 100085, China.
(4)	The business address of Sam Hanhui Sun is 3-4-802, 17 Fen-si-ting Avenue, Dongcheng District, Beijing 100009, China.
(5)	The business address of Jane Jie Sun is 968 Jin Zhong Road, Shanghai 200335, China.
(6)

Representing 7,933,331 Class A ordinary shares, in the form of ADSs, and 2,876,391,396 Class B ordinary shares held by Baidu Holdings Limited, a company incorporated in British Virgin Islands. Baidu Holdings is a wholly owned subsidiary of Baidu. The business address of Baidu Holdings Limited is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China.

(7)

Representing 341,874,885 Class A ordinary shares held by Xiaomi Ventures Limited as of December 31, 2018, as reported in a Schedule 13G filed by Xiaomi Ventures Limited on February 1, 2019. Xiaomi Ventures Limited is a company incorporated in British Virgin Islands. Xiaomi Ventures Limited is beneficially owned and controlled by Xiaomi Corporation. The registered address of Xiaomi Ventures Limited is c/o P.O. Box 2221, Road Town, Tortola, British Virgin Islands.Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2018. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of February 28, 2021, 2,304,185,134 of our Class A ordinary shares are held by three record holders in the United States, representing 41.7% of our total issued and outstanding ordinary shares as of such date (excluding 269,199,247 Class A ordinary shares reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plans, and the 14,880,762 unvested restricted shares issued to certain employees). As of February 28, 2021, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

Loan Agreement

Under the master business cooperation agreement, Baidu will provide us with a RMB650.0 million (US$99.6 million) loan, which will mature on the fifth anniversary of the grant date. We entered into a loan agreement with Baidu with respect to such loan on January 19, 2018. The loan is interest free.

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

Transactions with Baidu

For the years ended December 31, 2018, 2019 and 2020, we generated membership services revenue of RMB19.9 million, RMB20.9 million and RMB19.8 million (US$3.0 million), respectively, advertising services revenue of RMB189.5 million, RMB67.5 million and RMB113.9 million (US$17.5 million), respectively, and other revenues of RMB29.3 million, RMB12.3 million and RMB15.4 million (US$2.4 million), respectively, from Baidu.

We incurred cost of revenues for license fees in the amount of RMB8.9 million, RMB23.1 million and RMB13.7 million (US$2.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We also incurred cost of revenues for bandwidth in the amount of RMB601.1 million, RMB976.5 million and RMB1,007.5 million (US$154.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We also incurred cost of revenues for traffic acquisition and other services in relation with our ticket booking service in the amount of RMB126.6 million, RMB479.5 million and nil for the years ended December 31, 2018, 2019 and 2020, respectively. We incurred selling, general and administrative expenses for advertising services provided by Baidu in the amount of RMB10.8 million, RMB1.8 million and RMB2.5 million (US$0.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We incurred research and development expenses for cloud services provided by Baidu in the amount of RMB5.1 million, RMB19.5 million and RMB7.4 million (US$1.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, we had RMB103.0 million, RMB35.6 million and RMB38.3 million (US$5.9 million), respectively, due from Baidu. The balance mainly represents amounts due from Baidu for advertising, membership and other services.

As of December 31, 2018, 2019 and 2020, we had RMB421.9 million, RMB1,015.9 million and RMB1,037.8 million (US$159.1 million), respectively, due to Baidu. The related party balances mainly represented accrued expenses for bandwidth services and cloud services provided by Baidu. As of December 31, 2018, 2019 and 2020, we had RMB700.0 million, RMB700.0 million and RMB700.0 million (US$107.3 million), respectively, in loans due to Baidu. As of December 31, 2018, 2019 and 2020, the total outstanding balance represents an interest-free loan of RMB50.0 million that is due on demand, and an interest-free loan of RMB650.0 million provided by Baidu in January 2018 that will mature in January 2023.

On April 12, 2018, we issued to Baidu Holdings an aggregate of 36,860,691 Class B ordinary shares pursuant to a share purchase agreement with Baidu Holdings entered into in February 2018, in exchange for Baidu providing traffic acquisition and other services in relation with our ticket booking service, which was recorded as intangible assets.

Other Transactions with Related Parties

For the years ended December 31, 2018, 2019 and 2020, we generated content distribution revenue of RMB88.5 million, RMB443.5 million and RMB176.2 million (US$27.0 million), respectively, from equity investees. For the years ended December 31, 2018, 2019 and 2020, we purchased content from equity investees in the amount of RMB182.9 million, RMB909.5 million and RMB1,455.9 million (US$223.1 million), respectively. Other related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for each of the years presented.

As of December 31, 2018, 2019 and 2020, we had RMB127.6 million, RMB242.7 million and RMB97.2 million (US$14.9 million), respectively, due from other related parties. The balance mainly represents amounts due from our equity investees for content distribution services or paid in advance by us for licensed copyrights acquisition. We had loan receivables due from our equity investees of RMB104.0 million, RMB105.9 million and nil as of December 31, 2018, 2019 and 2020, respectively. The balance as of December 31, 2019 represents loans provided to one of our equity investee with an interest rate of 5%, which was fully repaid during 2020.

As of December 31, 2018, 2019 and 2020, we had RMB851.8 million, RMB950.3 million and RMB1,018.4 million (US$156.1 million), respectively, due to other related parties. The related party balances mainly represented, (i) deferred revenues in relation to content distribution, IP licensing, advertising services and traffic support services to be provided to one of our equity investees; (ii) amounts owed to our equity investees for licensed copyrights; and (iii) advances made by one of our equity investee for online advertising services as of December 31, 2020.

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

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Following the publication in April 2020 of a short seller report by Wolfpack Research, or the Wolfpack Report, the SEC has asked us to produce certain financial, operating, and other documents and records. We also engaged professional advisers, including a Big Four accounting firm that is not our auditor, to conduct an internal review into certain of the key allegations in the Wolfpack Report and to report their findings to our audit committee. The SEC has also sought the production of certain documents and records from us related to such internal review and other related information. We are cooperating with the SEC. Our internal review within the agreed scope has been substantially completed and did not uncover any evidence that would substantiate the allegations.

Furthermore, starting in April 2020, we and certain of our current and former officers and directors were named as defendants in putative securities class actions filed in federal court, captioned Lee v. iQIYI, Inc. et al., No. 1: 2020-cv-0183 (U.S. District Court for the Eastern District of New York, filed April 16, 2020) (the “Lee Case”); Shiferaw v. iQIYI, Inc. et al., No. 1: 2020-cv-03115 (U.S. District Court for the Southern District of New York, filed April 17, 2020) (the “Shiferaw Case”); Jenkins v. iQIYI, Inc. et al., No. 4:20-cv-02882 (U.S. District Court for the Northern District of California, filed April 27, 2020) (the “Jenkins Case”); and Le Rivage LLC v. iQIYI, Inc. et al., No. 1:20-cv-02653 (U.S. District Court for the Eastern District of New York, filed June 15, 2020) (the “Le Rivage Case”). All of these cases were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s public disclosure documents. On June 15, 2020, the Shiferaw Case was voluntarily dismissed by plaintiffs. On July 6, 2020, the court granted our motion to transfer the Jenkins Case to the U.S. District Court for the Eastern District of New York. The Lee Case, Jenkins Case, and Le Rivage Case remain in their preliminary stages.

We will have to defend against these putative securities class action lawsuits, as applicable, including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation. Similarly, we are currently unable to predict the duration, outcome, or impact of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from us. The litigation or SEC investigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations, all of which could harm our business.

As of December 31, 2020, 380 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB269.1 million. We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2020, 1,242 cases brought by us against others for copyright and trademark infringement, unfair competition and other commercial disputes were pending before various courts in China. The aggregate amount of damages we are seeking under these pending cases is approximately RMB924.2 million.

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.Offering and Listing Details.

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “IQ” since March 29, 2018.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective ninth amended and restated memorandum and articles of association, as well as the Companies Act (as amended) insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds of the Company lawfully available therefor, namely out of either profit, retained earnings or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

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

Walkers (Hong Kong), our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Act and not inconsistent with common law.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares or, on a winding up, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares in proportion to the par value of the shares held by them (subject to, on a winding up where the assets available for distribution amongst the shareholders of the Company shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, a deduction from ordinary shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise). If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our current memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (together with any interests which may have accrued). The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption. Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in Delaware and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to (amongst other matters) the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our memorandum and articles of association may only be amended by special resolution of our shareholders.

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

E.Taxation

The following summary of Cayman Islands, People’s Republic of China and U. S. federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel.

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

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs may be subject to reduced rates of taxation provided that (1) our ADSs are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs are listed on the Nasdaq Global Select Market and will accordingly be considered to be readily tradable on an established securities market in the United States, and we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law and dividends paid on our ADSs or Class A ordinary shares are subject to PRC withholding taxes, depending on your particular facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding the applicable Treaty rate) on dividends received on the ADSs or Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you may instead, subject to applicable limitations, claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are advised to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes because we exercise effective control over them and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our combined and consolidated financial statement. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2020 and for subsequent taxable years.

Assuming we are the owner of our consolidated affiliated entities in the PRC for U.S. federal income tax purposes, based on our current and expected income and assets and the current market value of our ADSs, we do not presently expect to be a PFIC for the 2020 taxable year or the foreseeable future. However, given the lack of authority and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the total value of our assets for purposes of the asset test may be calculated using the market price of the ADSs, our PFIC status may depend in large part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we are a PFIC for any year during which you hold the ADSs or the Class A ordinary shares we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to such ADSs or Class A ordinary shares, as applicable.

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

F.Dividends and Paying Agents

Not Applicable.

G.Statement by Experts

Not Applicable.

H.Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-223263), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-223709) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1 -800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.Subsidiary Information

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

The RMB appreciated by 6.27% against the U.S. dollar in 2020. As of December 31, 2020, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,728.0 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$1,772.3 million. Assuming we had converted RMB2,728.0 million into U.S. dollars at the exchange rate of RMB6.5250 for US$1.00 as of the end of 2020, our U.S. dollar cash balance would have been US$2,190.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$2,152.4 million instead. Assuming we had converted US$1,772.3 million into RMB at the exchange rate of RMB6.5250 for US$1.00 as of the end of 2020, our RMB cash balance would have been RMB14,292.3 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB13,135.9 million instead. In addition, we had U.S. dollar-denominated short-term loans and convertible senior notes of US$2,569.0 million as of December 31, 2020. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB1,676.3 million (US$256.9 million) in the value of our short-term loans and U.S. dollar-denominated convertible senior notes as of December 31, 2020.

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

A.Debt Securities

In December 2020, we completed a registered public offering of US$800 million in aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes. The 2026 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed or converted prior to such date. The holders may require the Company to repurchase all or a portion of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change.

Please refer to Exhibits 4.64 and 4.65 to this annual report for the base indenture and supplemental indenture for the 2026 Notes.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2020, we received US$1.5 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to: the Registration Statement on Form F-3, as amended (File No. 333-251359) that became effective immediately upon filing on December 15, 2020, and the applicable prospectus supplements in relation to our offering of 40,000,000 ADSs, each representing seven Class A ordinary shares of our company, at a price to public of US$17.50 per ADS (the "Follow-on Offering"), and US$800 million in aggregate principal amount of 4.00% senior notes due 2026 (the "2026 Notes Offering"). Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and J.P. Morgan Securities LLC were the representatives of the underwriters for the offerings.

We received net proceeds of US$680.8 million from the Follow-on Offering, and net proceeds of US$786.0 million from 2026 Notes Offering, each after deducting the underwriters’ discounts and commissions.

For the period from December 15, 2020 to December 31, 2020, we had not yet used the net proceeds from the Follow-on Offering and the 2026 Notes Offering. We intend to use the remainder of the proceeds from the above Follow-on Offering and 2026 Notes Offering as disclosed in the applicable prospectus supplements to the Registration Statement on Form F-3.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-5 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As described in Note 2 to the audit report included in this annual report, Summary of Significant Accounting Policies, we adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”) on January 1, 2020, using a prospective transition method. Upon the adoption of ASU 2019-02, we have modified certain internal controls over financial reporting to address risks associated with the changes of accounting policy for licensed copyrights and produced content and related disclosure requirements. This includes adjusting controls to address risks associated with the impairment assessment of licensed copyrights and produced content under ASU 2019-02. We have also implemented additional controls associated with the determination of film groups, the identification of events or changes in circumstances that may indicate the fair value of a film group may be less than its unamortized costs and the review of the valuation methodology and key assumptions used to determine the fair value of our film groups. Except for these changes, there have been no other changes in our internal control over financial reporting during the year ended December 31, 2020 that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

	2019	2020
	RMB	RMB
	(in thousands)
Audit fees(1)	12,742	16,515
Audit related fees(2)	1,068	2,990

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2020, the aggregate fees billed for services provided in connection with the offering of the Notes.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and audit-related services as described above.

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

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2020. We may, however, hold annual shareholders meetings in the future.

Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval for the material amendment to our 2010 Plan.

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

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of iQIYI, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 12, 2020)
4.1

Third Amended and Restated 2010 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-3 (File No. 333-251359), filed with the SEC on December 16, 2020)

4.2

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1(File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.5

Master Business Cooperation Agreement between Baidu Holdings and iQIYI, Inc. dated January 19, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.6

English translation of the Amended and Restated Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.7

English translation of the Amended and Restated Share Pledge Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.8

English translation of the Commitment Letter from iQIYI, Inc. and Beijing QIYI Century to Beijing iQIYI dated January 30, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333223263), as amended, initially filed with the SEC on February 27, 2018)

4.9

English translation of the Amended and Restated Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.10

English translation of the Amended and Restated Loan Agreement between Beijing QIYI Century and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.11

English translation of the Amended and Restated Business Operation Agreement among Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.12

English translation of Power of Attorney by Beijing QIYI Century to iQIYI, Inc. dated January 30, 2013 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

Exhibit Number	Description

4.13

English translation of Spousal Consent Letter of Ms. Ying Zhang dated September 26, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.14

English translation of Loan Agreement among Beijing QIYI Century, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.15

English translation of Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Shanghai iQIYI, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.16

English translation of Share Pledge Agreement among Beijing QIYI Century, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.17

English translation of Shareholder Voting Rights Trust Agreement among Mr. Xiaohua Geng, Dr. Yu Gong and Beijing QIYI Century dated October 25, 2013 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.18

English translation of Business Operation Agreement among Beijing QIYI Century, Shanghai iQIYI, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.19

English translation of Exclusive Technology Consulting and Service Agreement among Beijing QIYI Century and Shanghai iQIYI dated October 25, 2013 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.20

English translation of Commitment Letter between iQIYI, Inc. and Shanghai iQIYI dated October 25, 2013 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.21

English translation of Spousal Consent Letter of Ms. Yihong Mou dated September 26, 2016 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.22

English translation of Spousal Consent Letter of Ms. Ying Zhang dated September 26, 2016 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.23

English translation of Business Operation Agreement among Beijing QIYI Century, Shanghai Zhong Yuan and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.24

English translation of Loan Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.25

English translation of Commitment Letter from iQIYI, Inc. to Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.26

English translation of Exclusive Technology Consulting and Service Agreement between Beijing QIYI Century and Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.27

English translation of Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Dr. Yu Gong and Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.28

English translation of Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.29

English translation of Share Pledge Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

Exhibit Number	Description

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

Exhibit Number	Description

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

4.60*	English translation of form Confirmation Letter executed by Beijing QIYI Century, dated December 21, 2020
4.61*	English translation of Confirmation Letter executed by the Registrant, dated December 21, 2020
4.62

Indenture, dated December 4, 2018 constituting $750 million 3.75% Convertible Senior Notes due 2023 (incorporated herein by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 15, 2019)

4.63

Indenture, dated March 29, 2019 constituting $1.2 billion 2.00% Convertible Senior Notes due 2025 (incorporated herein by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 12, 2020)

4.64*	Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee
4.65*	First Supplemental Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee
8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Exhibit Number	Description

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
* *	Furnished herewith.

Instruments defining the rights of holders of certain issues of long-term debt of the Registrant and of certain consolidated subsidiaries, for which financial statements are required to be filed with this annual report, including (i) a two-year loan agreement we entered with JPMorgan Chase Bank, N.A. in 2019, pursuant to which we were entitled to borrow a secured RMB denominated loan of RMB800.0 million for general working capital purposes, and (ii) standard terms of the asset-backed debt securities securitized by certain of our payables to our suppliers issued to third party investors, which raised gross proceeds of RMB946.0 million, have not been filed as exhibits to this annual report because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of the Registrant and our subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each of such instrument to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iQIYI, INC.

By:	/s/ Yu Gong
	Name:	Yu Gong
	Title:	Director and Chief Executive Officer

Date:	March 9, 2021

iQIYI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iQIYI, Inc. (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 9, 2021 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for licensed copyrights and produced content using a prospective transition method in the year ended December 31, 2020.

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

Impairment of Mainland China film group content assets

Description of the Matter

At December 31, 2020, the carrying value of the Company’s licensed copyrights and produced content, net of impairment charges, were RMB7,470,394 thousands (US$1,144,888 thousands) and RMB6,556,084 thousands (US$1,004,764 thousands), respectively. As discussed in Note 2 to the consolidated financial statements, the majority of the Company’s content assets (licensed copyrights and produced content) are predominantly monetized together with other content assets. Film groups are reviewed for impairment when there are events or changes in circumstances that indicate the fair value of a film group may be less than its unamortized costs and an impairment charge is recognized for the amount by which the unamortized capitalized costs exceed the film group’s fair value. As disclosed in Note 25 of the consolidated financial statements, the outbreak of coronavirus (“COVID-19”) during the first quarter of 2020 has negatively impacted the Company’s operations and financial performance and resulted in a downward adjustment to forecasted advertising revenues for the Mainland China film group. The Company performed an impairment test as of March 31, 2020 and recognized an impairment charge of RMB390,299 thousands (US$59,816 thousands) related to licensed copyrights and RMB209,701 thousands (US$32,138 thousands) related to produced content for the year ended December 31, 2020, respectively.

Auditing management’s estimated fair value of the Mainland China film group required complex auditor judgment due to the significant estimation required by management in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach. In particular, the fair value estimate was sensitive to significant assumptions such as forecasted future revenues, costs and operating expenses attributable to the film group, and the discount rate. These significant assumptions are forward looking and could be materially affected by future economic and market conditions, changes in user traffic on the Company’s platform, and changes in viewership trends of its content, all of which could also be impacted by the ongoing uncertainties around the duration and severity of COVID-19.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s film group impairment review process, including controls over management’s review of the significant assumptions described above.

To test impairment measurement of the China Mainland film group, we performed audit procedures that included, among others, evaluating the significant assumptions used to estimate fair value and tested the completeness and accuracy of underlying data used in the assessment. We involved our valuation specialists to assist in assessing the Company’s valuation methodology and evaluating the discount rate by comparing it to a discount rate that was independently developed using observable market information. We assessed the reasonableness of the significant assumptions described above by comparing them to the Company’s business plans, historical trends, and current industry and economic outlook.

Amortization of content assets

Description of the Matter

For the year ended December 31, 2020, amortization expenses related to licensed copyrights and produced content were RMB11,473,222 thousands (US$1,758,348 thousands) and RMB4,118,953 thousands (US$631,257 thousands), respectively. As discussed in Note 2 to the consolidated financial statements, based on factors including historical and estimated future viewership consumption patterns, the Company’s content assets are amortized using an accelerated method by content categories over the shorter of their respective contractual periods or estimated useful lives within ten years, beginning with the month of first availability.

Auditing the amortization of the Company’s content assets required complex and subjective auditor judgment due to the judgment required by management in estimating future viewership consumption patterns for different content categories.  If actual viewership consumption patterns differ from these estimates, the pattern and/or period of amortization would be changed and could materially affect the timing of recognition of content amortization. These assumptions are forward looking and can be affected by changes in user traffic on the Company’s platform and changes in viewership trends of its content.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s content assets amortization assessment process. For example, we tested controls over management’s review of the amortization method and the significant assumptions, including the historical and forecasted video views used to develop its estimated future viewership consumption patterns by content categories.

To test the amortization of content assets, we performed audit procedures that included, among others, evaluating the amortization method and testing the completeness and accuracy of the underlying data from the systems used in determining estimated viewership consumption patterns. We assessed management’s estimated viewership consumption patterns by considering historical and current viewing trends, including comparing previous estimates of consumption patterns to actual results.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, The People’s Republic of China

March 9, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited iQIYI, Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, iQIYI, Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 9, 2021 expressed an unqualified opinion thereon.

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

March 9, 2021

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		5,934,742	10,915,282	1,672,840
Restricted cash		974,932	25,230	3,867
Short-term investments	4	4,579,313	3,358,174	514,663
Accounts receivable, net of allowance of RMB144,574 and RMB360,299 (US$55,218) as of December 31, 2019 and 2020, respectively	6	3,627,749	3,344,433	512,557
Prepayments and other assets	7	3,719,228	3,515,855	538,828
Amounts due from related parties	24	211,993	96,111	14,730
Licensed copyrights, net	8	1,224,881	1,035,339	158,673
Total current assets		20,272,838	22,290,424	3,416,158
Non-current assets:
Fixed assets, net	12	1,754,367	1,393,467	213,558
Long-term investments	5	2,982,154	3,202,828	490,855
Deferred tax assets, net	16	34,916	51,347	7,869
Licensed copyrights, net	8	6,287,330	6,435,055	986,215
Intangible assets, net	9	813,960	627,198	96,122
Produced content, net	10	4,355,221	6,556,084	1,004,764
Prepayments and other assets	7	3,508,476	2,699,423	413,705
Operating lease assets	13	722,742	1,001,857	153,541
Goodwill	11	3,888,346	3,888,346	595,915
Amounts due from related parties	24	172,200	39,400	6,038
Total non-current assets		24,519,712	25,895,005	3,968,582
Total assets		44,792,550	48,185,429	7,384,740

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the

      consolidated VIEs without recourse to the primary

      beneficiary of RMB12,093,465 and RMB12,127,963

      (US$1,858,692) as of December 31, 2019 and 2020,

      respectively):

Accounts and notes payable		8,212,449	7,561,532	1,158,855
Amounts due to related parties	24	1,604,258	1,778,783	272,610
Customer advances and deferred revenue		3,081,407	3,444,917	527,957
Short-term loans	14	2,618,170	2,965,957	454,553
Long-term loans, current portion	14	736,814	909,034	139,316
Convertible senior notes, current portion	15	—	4,752,061	728,285
Operating lease liabilities, current portion	13	125,412	201,307	30,852
Accrued expenses		2,611,217	2,261,985	346,664
Other liabilities		1,183,439	979,002	150,039
Total current liabilities		20,173,166	24,854,578	3,809,131

Non-current liabilities (including non-current liabilities

      of the consolidated VIEs without recourse to the

      primary beneficiary of RMB1,932,830 and

      RMB1,148,695 (US$176,045) as of

      December 31, 2019 and 2020, respectively):

Long-term loans	14	880,278	-	-
Convertible senior notes	15	12,296,868	11,926,715	1,827,849
Deferred tax liabilities	16	30,136	4,588	703
Amounts due to related parties	24	1,061,883	977,407	149,794
Operating lease liabilities	13	402,732	767,676	117,651
Other non-current liabilities		232,555	210,167	32,210
Total non-current liabilities		14,904,452	13,886,553	2,128,207
Total liabilities		35,077,618	38,741,131	5,937,338
Commitments and contingencies	18

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
Mezzanine equity:
Redeemable noncontrolling interests	19	101,542	108,629	16,648
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 2,603,890,438 and 2,900,519,681 shares issued as of December 31, 2019 and 2020, respectively; 2,259,125,125 and 2,609,809,545 shares outstanding as of December 31, 2019 and 2020, respectively)	20	142	165	25
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 2,876,391,396 and 2,876,391,396 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	20	183	183	28
Additional paid-in capital		41,298,328	47,687,483	7,308,427
Accumulated deficit	21	(33,834,357)	(40,973,853)	(6,279,518)
Accumulated other comprehensive income	26	2,106,718	2,542,680	389,683
Noncontrolling interests		42,376	79,011	12,109
Total shareholders’ equity		9,613,390	9,335,669	1,430,754
Total liabilities, mezzanine equity and shareholders’ equity		44,792,550	48,185,429	7,384,740

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenues:
Membership services (including related party amounts of RMB19,981, RMB27,247 and RMB25,571 (US$3,919) for the years ended December 31, 2018, 2019 and 2020, respectively)		10,622,769	14,435,611	16,491,030	2,527,361
Online advertising services (including related party amounts of RMB202,808, RMB77,126 and RMB206,624 (US$31,666) for the years ended December 31, 2018, 2019 and 2020, respectively)		9,328,061	8,270,600	6,822,115	1,045,535
Content distribution (including related party amounts of RMB88,457, RMB443,503 and RMB176,227 (US$27,008) for the years ended December 31, 2018, 2019 and 2020, respectively)		2,162,643	2,544,221	2,660,074	407,674
Others (including related party amounts of RMB29,296, RMB48,877 and RMB54,064 (US$8,286) for the years ended December 31, 2018, 2019 and 2020, respectively)		2,875,643	3,743,226	3,733,996	572,260
Total revenues		24,989,116	28,993,658	29,707,215	4,552,830
Operating costs and expenses:
Cost of revenues (including related party amounts of RMB789,116, RMB1,565,850 and RMB1,111,729 (US$170,380) for the years ended December 31, 2018, 2019 and 2020, respectively)		(27,132,811)	(30,348,342)	(27,884,395)	(4,273,470)
Selling, general and administrative (including related party amounts of RMB11,666, RMB5,581 and RMB5,045 (US$773) for the years ended December 31, 2018, 2019 and 2020, respectively)		(4,167,889)	(5,236,007)	(5,187,835)	(795,070)
Research and development (including related party amounts of RMB5,114, RMB19,486 and RMB7,412 (US$1,136) for the years ended December 31, 2018, 2019 and 2020, respectively)		(1,994,652)	(2,667,146)	(2,675,494)	(410,037)
Total operating costs and expenses		(33,295,352)	(38,251,495)	(35,747,724)	(5,478,577)
Operating loss		(8,306,236)	(9,257,837)	(6,040,509)	(925,747)

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Other income/(expenses)
Interest income (including related party amounts of RMB2,202, RMB4,856 and RMB1,247 (US$191) for the years ended December 31, 2018, 2019 and 2020, respectively)		213,969	402,145	157,477	24,134
Interest expenses		(94,711)	(914,371)	(1,066,320)	(163,421)
Foreign exchange (loss)/gain, net		(970,796)	(190,210)	43,274	6,632
Loss from equity method investments		(16,965)	(155,073)	(224,489)	(34,404)
Other income/(loss), net		192,309	(109,541)	146,690	22,481
Total other expenses, net		(676,194)	(967,050)	(943,368)	(144,578)
Loss before income taxes		(8,982,430)	(10,224,887)	(6,983,877)	(1,070,325)
Income tax expense	16	(78,801)	(51,852)	(23,276)	(3,567)
Net loss		(9,061,231)	(10,276,739)	(7,007,153)	(1,073,892)
Less: Net income attributable to noncontrolling interests		48,545	46,590	31,208	4,783
Net loss attributable to iQIYI, Inc.		(9,109,776)	(10,323,329)	(7,038,361)	(1,078,675)
Accretion of redeemable convertible preferred shares		(298,990)	—	—	—
Accretion of redeemable noncontrolling interests	19	—	(1,542)	(7,087)	(1,086)
Net loss attributable to ordinary shareholders		(9,408,766)	(10,324,871)	(7,045,448)	(1,079,761)
Net loss per Class A and Class B ordinary share:	22
Basic		(2.43)	(2.02)	(1.36)	(0.21)
Diluted		(2.43)	(2.02)	(1.36)	(0.21)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):	22
Basic		(17.01)	(14.14)	(9.52)	(1.47)
Diluted		(17.01)	(14.14)	(9.52)	(1.47)
Shares used in net loss per Class A and Class B ordinary share computation:	22
Basic		3,867,931,786	5,104,882,400	5,176,180,057	5,176,180,057
Diluted		3,867,931,786	5,104,882,400	5,176,180,057	5,176,180,057

Other comprehensive income
Foreign currency translation adjustments	26	1,787,553	228,974	433,497	66,436
Unrealized losses on available-for-sale debt securities	26	(689)	(297)	(98)	(15)
Total other comprehensive income, net of tax	26	1,786,864	228,677	433,399	66,421
Comprehensive loss		(7,274,367)	(10,048,062)	(6,573,754)	(1,007,471)
Less: Comprehensive income attributable to noncontrolling interests		48,589	48,495	28,645	4,390
Comprehensive loss attributable to iQIYI, Inc.		(7,322,956)	(10,096,557)	(6,602,399)	(1,011,861)

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2018	342,548,237	23	600,834	93,126	(15,016,867)	3,820	(14,319,064)
Cumulative effect of adopting ASC 606	—	—	—	—	916,147	—	916,147
Net loss attributable to iQIYI, Inc.	—	—	—	—	(9,109,776)	48,545	(9,061,231)
Issuance of ordinary shares upon IPO and underwriters’ partial exercise of over-allotment option, net of issuance costs	942,525,675	58	14,836,252	—	—	—	14,836,310
Conversion of all outstanding redeemable convertible preferred shares to ordinary shares	3,728,823,500	234	22,900,420	—	—	—	22,900,654
Issuance of Class B ordinary shares pursuant to business cooperation agreement with Baidu	36,860,691	4	609,340	—	—	—	609,344
Capital contribution from parent company pursuant to the traffic acquisition service contract termination (Note 9)	—	—	104,200	—	—	—	104,200
Equity component of convertible senior notes, net of issuance costs	—	—	361,571	—	—	—	361,571
Purchase of capped call	—	—	(464,825)	—	—	—	(464,825)
Exercise of share-based awards	25,059,198	2	70,999	—	—	—	71,001
Accretion of redeemable convertible preferred shares	—	—	—	—	(298,990)	—	(298,990)
Other comprehensive income	—	—	—	1,786,820	—	44	1,786,864
Issuance of a subsidiary’s shares to noncontrolling interest holders	—	—	15,989	—	—	3,511	19,500
Contingent consideration classified as equity pursuant to the business combination	—	—	75,159	—	—	—	75,159
Acquisition of noncontrolling interests pursuant to the business combinations	—	—	—	—	—	62,712	62,712
Share-based compensation	—	—	556,211	—	—	—	556,211
Balances as of December 31, 2018	5,075,817,301	321	39,666,150	1,879,946	(23,509,486)	118,632	18,155,563
Net loss attributable to iQIYI, Inc.	—	—	—	—	(10,323,329)	46,590	(10,276,739)
Equity component of convertible senior notes, net of issuance costs	—	—	987,691	—	—	—	987,691
Purchase of capped call	—	—	(567,140)	—	—	—	(567,140)
Exercise of share-based awards	59,699,220	4	151,153	—	—	—	151,157
Other comprehensive income	—	—	—	226,772	—	1,905	228,677
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	6,750	6,750
Acquisition of noncontrolling interests in subsidiaries	—	—	(44,066)	—	—	(20,934)	(65,000)
Accretion of redeemable noncontrolling interests	—	—	—	—	(1,542)	—	(1,542)
Dividends paid and payable by a subsidiary	—	—	—	—	—	(90,547)	(90,547)
Deemed disposal of a subsidiary’s shares	—	—	20,020	—	—	(20,020)	—
Share-based compensation	—	—	1,084,520	—	—	—	1,084,520
Balances as of December 31, 2019	5,135,516,521	325	41,298,328	2,106,718	(33,834,357)	42,376	9,613,390
Cumulative effect of adopting ASU 2016-13	—	—	—	—	(94,048)	—	(94,048)
Net loss attributable to iQIYI, Inc.	—	—	—	—	(7,038,361)	31,208	(7,007,153)
Issuance of ordinary shares upon follow-on offering, net of issuance costs	280,000,000	18	4,451,951	—	—	—	4,451,969
Equity component of convertible senior notes, net of issuance costs	—	—	394,956	—	—	—	394,956
Exercise of share-based awards	70,684,420	5	193,097	—	—	—	193,102
Other comprehensive income	—	—	—	435,962	—	(2,563)	433,399
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	(918)	—	—	10,527	9,609
Accretion of redeemable noncontrolling interests	—	—	—	—	(7,087)	—	(7,087)
Dividends paid and payable by a subsidiary	—	—	—	—	—	(22,563)	(22,563)
Share-based compensation	—	—	1,370,095	—	—	—	1,370,095
Others	—	—	(20,026)	—	—	20,026	-
Balances as of December 31, 2020	5,486,200,941	348	47,687,483	2,542,680	(40,973,853)	79,011	9,335,669
Balances as of December 31, 2020, in US$		53	7,308,427	389,683	(6,279,518)	12,109	1,430,754

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(9,061,231)	(10,276,739)	(7,007,153)	(1,073,892)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of fixed assets		312,138	476,068	480,396	73,624
Amortization and impairment of intangible assets		346,672	972,760	317,579	48,671
Amortization and impairment of licensed copyrights		12,236,239	12,743,323	11,863,521	1,818,164
Amortization and impairment of produced content		2,265,543	2,977,181	4,534,116	694,883
Impairment of long-lived assets		—	—	143,534	21,998
Provision for credit losses		107,223	58,006	265,540	40,696
Unrealized foreign exchange loss/(gain)		940,479	155,079	(51,819)	(7,942)
Loss/(gain) on disposal of fixed assets		4,184	13,257	(20,991)	(3,217)
Accretion on convertible senior notes and asset-backed debt securities		24,544	379,916	501,033	76,787
Barter transaction revenue		(1,082,964)	(682,941)	(1,376,912)	(211,021)
Share-based compensation		556,211	1,084,520	1,370,095	209,976
Share of losses on equity method investments		16,965	155,073	224,489	34,404
Fair value change and impairment of long-term investments		(189,639)	162,350	33,928	5,200
Fair value change of assets and liabilities remeasured at fair value on a recurring basis		13,005	5,711	—	—
Interest and other investment income		—	(25,272)	49,622	7,605
Deferred income tax benefit		(45,086)	(77,312)	(41,979)	(6,434)
Amortization of deferred income		(5,346)	(12,446)	(14,969)	(2,294)
Other non-cash expenses/(income)		19,496	4,183	(67,750)	(10,384)
Changes in operating assets and liabilities
Accounts receivable		(543,988)	(810,774)	8,841	1,355
Amounts due from related parties		(155,361)	45,717	144,423	22,134
Licensed copyrights		—	—	(10,527,700)	(1,613,441)
Produced content		(4,544,977)	(3,596,339)	(6,728,467)	(1,031,183)
Prepayments and other assets		(735,191)	(854,906)	1,166,105	178,713
Accounts payable		583,099	(654,987)	(605,394)	(92,781)
Amounts due to related parties		435,911	460,964	77,049	11,808
Customer advances and deferred revenue		466,961	880,844	429,510	65,825
Accrued expenses and other liabilities		817,530	132,551	(580,615)	(88,981)
Other non-current liabilities		101,769	190,440	2,897	444
Net cash provided by/(used for) operating activities		2,884,186	3,906,227	(5,411,071)	(829,283)
Cash flows from investing activities:
Acquisition of fixed assets		(611,910)	(740,163)	(240,750)	(36,897)
Acquisition of intangible assets		(387,539)	(127,505)	(144,978)	(22,219)
Acquisition of licensed copyrights from related parties		(58,660)	(324,040)	—	—
Acquisition of licensed copyrights from third parties		(12,983,396)	(11,633,509)	—	—
Purchase of long-term investments		(883,375)	(706,149)	(1,050,810)	(161,044)
Proceeds from disposal of long-term investments		—	3,000	40,000	6,130
Acquisition of business, net of cash acquired		(1,018,002)	(5,798)	(5,798)	(889)
Film investments made as passive investor		(2,932)	(3,250)	—	—
Proceeds from film investments as passive investor		6,173	27,420	1,612	247

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Loans provided to related parties		(41,370)	—	—	—
Loans provided to third parties		(359,000)	(46,000)	(9,655)	(1,480)
Repayment of loans provided to related parties		5,000	22,000	100,000	15,326
Repayment of loans provided to third parties		270,000	4,500	—	—
Purchases of held-to-maturity debt securities		(6,638,660)	(8,500,890)	(3,367,103)	(516,031)
Maturities of held-to-maturity debt securities		2,060,400	9,894,325	5,202,271	797,283
Purchases of available-for-sale debt securities		(19,465,250)	(14,458,369)	(11,813,599)	(1,810,513)
Maturities of available-for-sale debt securities		19,159,427	14,844,857	11,431,950	1,752,023
Other investing activities		—	—	16,156	2,476
Net cash (used for)/provided by investing activities		(20,949,094)	(11,749,571)	159,296	24,412
Cash flows from financing activities:
Proceeds from loans from related parties		650,000	—	—	—
Proceeds from short-term loans		3,387,008	2,738,224	3,559,525	545,521
Repayments of short-term loans		(639,933)	(3,166,503)	(3,219,083)	(493,346)
Proceeds from long-term loans and borrowings from third party investors, net of issuance costs		453,802	945,749	—	—
Repayments of long-term loans and borrowings from third party investors		(99,119)	(167,837)	(709,192)	(108,688)
Proceeds from issuance of convertible senior notes, net of issuance costs		5,034,663	7,909,506	5,150,888	789,408
Purchase of capped calls		(464,825)	(567,140)	—	—
Proceeds from issuance of subsidiaries' shares		19,500	106,750	9,609	1,473
Acquisition of noncontrolling interests in a subsidiary		—	(65,000)	—	—
Proceeds from initial public offering, net of issuance costs		14,896,761	—	—	—
Capital contribution from parent company		170,548	—	—	—
Proceeds from issuance of ordinary shares in the follow-on offering, net of issuance costs		—	—	4,457,007	683,066
Proceeds from exercise of share options		66,554	146,954	196,597	30,130
Finance lease payments		—	(397)	(9,020)	(1,382)
Dividends paid by subsidiaries		—	—	(62,425)	(9,567)
Net cash provided by financing activities		23,474,959	7,880,306	9,373,906	1,436,615
Effect of exchange rate changes on cash, cash equivalents and restricted cash		617,386	112,265	(91,293)	(13,991)
Net increase in cash, cash equivalents and restricted cash		6,027,437	149,227	4,030,838	617,753
Cash, cash equivalents and restricted cash at the beginning of the year		733,010	6,760,447	6,909,674	1,058,954
Cash, cash equivalents and restricted cash at the end of the year		6,760,447	6,909,674	10,940,512	1,676,707
Supplemental disclosures of cash flow information:
Cash paid for interest		46,390	436,651	502,985	77,086
Cash paid for income taxes		20,054	171,259	97,863	14,998
Acquisition of fixed assets included in accounts payable		259,948	84,605	30,341	4,650
Acquisition of long-term investments with non-cash consideration		763,750	7,500	4,000	613
The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally-produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services, live broadcasting services and online games services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in the PRC.

As of December 31, 2020, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	PRC	March 8, 2010	100%
iQIYI HK Limited (“QIYI HK”, formerly known as Qiyi.com HK Limited)	Hong Kong	April 14, 2011	100%
iQIYI Media Limited	Cayman	May 26, 2017	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI New Media Science & Technology Co., Ltd. (“iQIYI New Media”)	PRC	July 27, 2017	100%
Skymoons Inc.	Cayman	Acquired on July 17, 2018	100%
Special (Hong Kong) Co., Ltd.	Hong Kong	Acquired on July 17, 2018	80%
Shanghai iQIYI Network & Technology Co., Ltd.	PRC	September 6, 2018	100%
Beijing iQIYI Interactive Technology Co., Ltd.	PRC	January 31, 2019	100%
iQIYI International Singapore Pte, Ltd.	Singapore	February 11, 2020	100%

VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”, formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	PRC	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	PRC	December 19, 2012	Nil
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	PRC	Acquired on May 11, 2013	Nil
iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”)	PRC	December 31, 2014	Nil
Beijing iQIYI Intelligent Entertainment Technology Co., Ltd. (“Intelligent Entertainment”, formerly known as Beijing iQIYI Cinema Management Co., Ltd.)	PRC	June 28, 2017	Nil
Chengdu Skymoons Interactive Network Game Co., Ltd. (“Skymoons Interactive”)	PRC	Acquired on July 17, 2018	Nil

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In July 2018, the Company and its subsidiaries Beijing iQIYI and Shanghai Zhong Yuan acquired a controlling equity interest in Skymoons Inc, Chengdu Skymoons and their subsidiaries (collectively referred to as “Skymoons”).

PRC laws and regulations prohibit or restrict foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily conducts its business in the PRC through the VIEs. The paid-in capital of the VIEs was mainly funded by the Company through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Company or its wholly-owned subsidiaries has entered into shareholder voting rights trust agreements, powers of attorney and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb losses of the VIEs that could potentially be significant to the VIEs and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

Despite the lack of legal majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Arrangements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the other exclusive agreements, which consist of the business operation agreements/exclusive management consulting and business cooperation agreements, exclusive technology consulting and services agreements, trademark license agreements and software usage license agreements and business cooperation agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the commitment letters, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation.

The principal terms of the Contractual Arrangements are further described below:

Loan Agreements

Pursuant to the loan agreement amongst Beijing QIYI Century and the shareholder of Beijing iQIYI, amended and restated on January 30, 2013, Beijing QIYI Century provided a RMB27 million interest-free loan to the shareholder of Beijing iQIYI solely for funds necessary for the capital injection to Beijing iQIYI. The loan can be repaid only with the proceeds from the sale of all of the equity interest in Beijing iQIYI to the Company or its designated representative(s) if permitted under PRC laws. The term of the loan agreement expires on June 23, 2021 originally, which was extended on December 21, 2020 for another ten years and can be further extended upon the written notification from Beijing QIYI Century.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, the shareholder granted the Company an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholder, when and to the extent permitted under PRC law, at an amount equal to the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. In addition, Beijing iQIYI’s shareholder granted the Company an exclusive right to designate one or more persons to purchase all the equity interests in Beijing iQIYI. Without the prior written consent of the Company, Beijing iQIYI may not: (i) amend its articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of its assets or beneficial interest, (iv) create or allow any encumbrance on its assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contract with a value of more than RMB300 (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to its shareholders. Beijing iQIYI’s shareholder also agrees that he will not dispose the equity interests in Beijing iQIYI nor create or allow any encumbrance on the equity interests and extend any loans to individuals without the prior written consent of the Company. The shareholder should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. Any and all dividends and other capital distributions from Beijing iQIYI to its shareholders should be repaid to the Company. The agreement will terminate when Beijing iQIYI’s shareholder transfers all of his equity interests in Beijing iQIYI to the Company or its designated person(s) or upon expiration of the term of business of the Company or Beijing iQIYI. The original term of the agreement is ten years, which was extended on December 21, 2020 for another ten years and may be further renewed at the discretion of the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

Exclusive Technology Consulting and Services Agreements

Pursuant to the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century has the sole and exclusive right to provide to Beijing iQIYI specified technology consulting and services in return for service fees. Beijing iQIYI agrees to accept such services and, without the prior written consent of Beijing QIYI Century, may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. Beijing iQIYI agrees to pay specified service fees to Beijing QIYI Century on a quarterly basis. Beijing QIYI Century has the right to unilaterally adjust the amount of the service fee through written confirmation, without prior consent from Beijing iQIYI. All the benefits and interests generated from the agreement, including but not limited to software copyrights, intellectual property rights, know-how and trade secrets, become the sole and exclusive rights of Beijing QIYI Century. The agreement has a term of ten years originally, which was extended on December 21, 2020 for another ten years, unless Beijing QIYI Century unilaterally terminates the agreement by giving written notification at least thirty days prior to the expiration of the agreement. The agreement can also be further renewed at the discretion of Beijing QIYI Century.

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

The share pledge agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the share pledge agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, the share pledge agreement amongst iQIYI New Media and Intelligent Entertainment’s shareholders on July 27, 2017, and the share pledge agreement amongst iQIYI New Media and iQIYI Pictures’ shareholders on August 30, 2017, contain terms similar to the terms described above except that the pledged equity interest is only to guarantee performance of their obligations under the loan agreements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Business Operation Agreements / Exclusive Management Consulting and Business Cooperation Agreements

Pursuant to the business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, Beijing iQIYI agrees to accept the proposal provided by Beijing QIYI Century from time to time relating to employment, daily business and financial management. This agreement can only be unilaterally revoked/amended by Beijing QIYI Century. The agreement has a term of ten years originally, which was extended on December 21, 2020 for another ten years and is further renewable at the discretion of Beijing QIYI Century.

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

Trademark License Agreement and Software Usage License Agreement

Pursuant to the trademark license agreement and the software usage license agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive and non-transferable license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years and the software usage license agreement may be extended upon the written consent of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement. The software usage license agreement was extended for another five years after its initial term, and was extended for another ten years on December 21, 2020.

Business Cooperation Agreement

Pursuant to the business cooperation agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, technology services provided by Beijing QIYI Century on its website, including but not limited to, P2P download and video on-demand systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The original term of this agreement is ten years, which was extended on December 21, 2020 for another ten years and can be further renewed at Beijing QIYI Century’s discretion.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	882,743	855,749	131,149
Short-term investments	169,565	825,352	126,491
Accounts receivable, net	2,839,945	2,928,385	448,795
Licensed copyrights, net	716,008	764,904	117,227
Prepayments and other assets	3,202,489	2,968,839	454,994
Total current assets	7,810,750	8,343,229	1,278,656
Non-current assets:
Fixed assets, net	856,116	726,986	111,415
Long-term investments	2,130,467	2,217,776	339,889
Licensed copyrights, net	1,640,582	992,549	152,115
Produced content, net	4,355,221	6,129,754	939,426
Operating lease assets	649,273	755,309	115,756
Goodwill	2,412,989	2,412,989	369,807
Others	1,552,160	1,078,362	165,266
Total non-current assets	13,596,808	14,313,725	2,193,674
Total assets	21,407,558	22,656,954	3,472,330
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts payable	4,193,022	3,718,306	569,855
Customer advances and deferred revenue	2,982,011	3,407,352	522,200
Short-term loans	624,000	1,100,694	168,689
Long-term loans, current portion (i)	732,213	937,782	143,721
Operating lease liabilities, current portion	95,905	101,866	15,612
Accrued expenses and other liabilities	3,466,314	2,861,963	438,615
Total current liabilities	12,093,465	12,127,963	1,858,692
Non-current liabilities:
Long-term loans (i)	937,782	—	—
Operating lease liabilities	364,853	637,381	97,683
Other non-current liabilities	630,195	511,314	78,362
Total non-current liabilities	1,932,830	1,148,695	176,045
Amounts due to the Company and its subsidiaries	13,583,317	16,558,843	2,537,754
Total liabilities	27,609,612	29,835,501	4,572,491

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Total revenues	22,982,783	26,887,129	27,412,800	4,201,195
Net loss	(2,749,657)	(3,341,662)	(1,360,562)	(208,515)
Net cash provided by operating activities	4,548,220	2,494,045	980,975	150,341
Net cash used for investing activities	(6,671,588)	(3,409,845)	(625,675)	(95,889)
Net cash provided by/(used for) financing activities	2,202,196	1,180,387	(380,298)	(58,283)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(i) In accordance with the arrangement as described in Note 14, the Group consolidates the securitization vehicles as it is a VIE for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIE. As of December 31, 2019 and 2020, RMB424,000 and RMB527,000 (US$80,766), respectively, of the loan is repayable within one year and is included in “Long-term loans, current portion” and the remaining balance of RMB527,000 and nil, respectively, of the loan is included in non-current liabilities in the carrying amounts of the liabilities of the VIEs and VIEs' subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 92%, 93% and 92% of the Group’s consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively, after elimination of inter-company transactions. As of December 31, 2020, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than aforementioned in the share pledge agreements, business operation agreements and collateralization of a VIE’s office building as described in Note 14.

The VIEs’ third-party creditors did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other support not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accrued sales rebates for online advertising revenues, the allowance for credit losses of accounts receivable, contract assets, amounts due from related parties, and debt securities, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), useful lives of certain finite-lived intangible assets, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, recoverability of indefinite-lived intangible assets and goodwill, ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced content monetized as a film group or individually, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in the consolidated statements of cash flows and the financial information of the VIEs and VIEs’ subsidiaries have been adjusted to conform with the current year’s presentation to facilitate comparison.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.5250 per US$1.00 on December 31, 2020, the last business day in fiscal year 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Foreign currency translation and transactions

The Company’s functional currency is the US$ and its reporting currency is the RMB. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830, Foreign Currency Matters (“ASC 830”). The functional currency of the subsidiaries in the Cayman Islands and Hong Kong is the U.S. dollar. The functional currencies of the subsidiaries, VIEs and VIEs’ subsidiaries in Mainland China are the RMB. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position to its reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments.

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC topic 320, Investments—Debt and Equity Securities (“ASC 320”). The Company classifies the short-term investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The Company determines realized gains or losses on sale of held-to-maturity securities on a specific identification method, and records such gains or losses in earnings. Held-to-maturity debt securities purchased from a financial institution and pledged as collateral for certain long-term loans, are classified as “Short-term investments” on the consolidated balance sheets when maturing within the next twelve months and “Long-term investments” on the consolidated balance sheets if maturing beyond the next twelve months.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment guidance in legacy GAAP and establishes a single allowance framework for financial assets carried at amortized cost with a methodology that requires consideration of a broader range of information to estimate credit losses. The Group adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to increase the opening balance of accumulated deficit on January 1, 2020 by RMB94,048, among which credit losses related to accounts receivable and contract assets amounted to RMB83,726 (US$12,832).

The Group maintains an allowance for credit losses for accounts receivable, contract assets and receivables from online payment agencies, which is recorded as an offset to accounts receivable, contract assets and receivables from online payment agencies, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of comprehensive loss. When similar risk characteristics exist, the Group assesses collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

For debt securities, the allowance for credit losses reflects the Group's estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Other income/(loss), net” in the consolidated statements of comprehensive loss. Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above (“Adoption of ASU 2016-13”). The receivable balances are written off when they are deemed uncollectible. The Group generally does not require collateral from its customers.

Receivables from Online Payment Agencies, net

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used and provides an allowance for credit losses as discussed in “Adoption of ASU 2016-13”. Receivable balances are written off when they are deemed uncollectible. The balances are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2019 and 2020, allowance for credit losses provided for the receivables from online payment agencies were insignificant.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

Repair and maintenance costs are expensed as incurred, whereas the cost of renewals and betterments that extend the useful lives of the assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when ready for their intended use.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The Group also evaluates all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If the Group determines that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair values, equity method investments, available-for-sale debt securities accounted for at fair value and equity securities with readily determinable fair value.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value in accordance with ASC topic 321, Investments—Equity Securities (“ASC 321”) and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings.

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. Intra-entity profits and losses shall be eliminated until realized by the Group or investee as if the investee was consolidated. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

Available-for-sale debt securities are convertible debt instruments issued by private companies, which are measured at fair value, with interest income recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

Adoption of ASU 2019-02

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”) which includes the following major changes from previous legacy GAAP that are applicable to us:

•the content distinction for capitalization of production costs of an episodic television series and production costs of films is removed;

•entities are required to test films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements;

•entities shall assess estimates of the use of a film in a film group and account for such changes prospectively;

•cash outflows for the costs incurred to obtain rights for both produced and licensed content are required to be reported as operating cash outflows in the statement of cash flows.

The Group adopted ASU 2019-02 on January 1, 2020, using a prospective transition method. For the year ended December 31, 2020, cash outflows for the costs incurred to acquired licensed copyrights are reported as operating cash outflows in the Group’s consolidated statement of cash flows whereas they were reported as investing cash outflows prior to the adoption of ASU 2019-02. There was no material impact to the consolidated balance sheet or consolidated statement of comprehensive loss. See the Group’s updated accounting policies for Produced Content and Licensed Copyrights for further details.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Cash paid for content, which includes both licensed copyrights and produced content, is RMB17,009,167 (US$2,606,769) for the year ended December 31, 2020.

Produced content, net

  The Group produces original content in-house and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs. Production costs for original content that are predominantly monetized in a film group are capitalized and reported separately as non-current assets with caption of “Produced content, net” on the consolidated balance sheets. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred.

Based on factors including historical and estimated future viewership consumption patterns, the Group amortizes film costs for produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, the Group considers historical and estimated usage patterns to determine the pattern of amortization for film costs. Based on the estimated patterns, the Group amortizes produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statements of comprehensive loss.

Licensed copyrights, net

Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s websites. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

The Group’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own websites and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.

For the right to broadcast the contents on its own websites that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content's contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of the Group’s content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Change in accounting estimates of licensed copyrights and produced content

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In 2020, the Group reviewed and revised its estimates of the estimated future viewership consumption patterns and extended the estimated useful lives of its licensed copyrights and produced content to better reflect the usage of these content assets. As a result of these revisions, amortization expense decreased by RMB680,444 (US$104,283), net loss decreased by RMB680,444 (US$104,283), and basic and diluted net loss per Class A and Class B ordinary share decreased by RMB0.13 (US$0.02) for the year ended December 31, 2020.

Impairment of licensed copyrights and produced content

The Group’s business model is mainly subscription and advertising based, as such the majority of the Group’s content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of the Group’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Group’s Mainland China platform are largely independent of the cash flows of other content launched on the Group’s overseas platform, the Group has identified two separate film groups. The Group reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public's perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

When such events or changes in circumstances are identified, the Group assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Group mainly uses a discounted cash flow approach to determine the fair value of an individual content or film group, for which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as the Group cannot estimate the fair value of individual contents in the film group without undue cost and effort.

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

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The Group adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

As of December 31, 2019 and 2020, the carrying amount of a reporting unit is greater than zero and the fair value of the Group’s reporting unit was substantially greater than the respective carrying value, and therefore goodwill related to the Group’s reporting unit was not impaired.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have estimated economic lives as follows:

Traffic acquisition agreement	1-2 years
Intellectual property rights	1-10 years
Online literature	1-10 years
Trademarks	10-22 years
User list	5 years
Domain names	10-22 years
Published mobile games	2-4 years
Technology	5 years
Others	2 to 20 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

Mobile games in development with an indefinite useful life are those that have not achieved technological feasibility as of the acquisition date and have no alternative future use.

Impairment of Long-Lived Assets Other Than Goodwill

The Group evaluates long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives other than licensed copyrights and produced content, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When such events occur, the Group assesses the recoverability of the long-lived assets based on the undiscounted future cash flows the long-lived assets are expected to generate at the lowest level of identifiable cash flows. The Group recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the long-lived assets plus net proceeds expected from the eventual disposition of the long-lived assets, if any, is less than their carrying values. If the Group identifies an impairment, the Group reduces the carrying value of the long-lived assets to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Revenue recognition

The Group’s revenues are derived principally from membership services, online advertising services and content distribution. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Value added taxes (“VAT”) are presented as a reduction of revenues.

The Group’s revenue recognition policies are set forth as follows:

Membership services

The Group offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer advances and deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Group is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.

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

The Group provides various sales incentives to its customers for meeting certain cumulative purchase volume requirements, including cash rebates to certain third-party advertising agencies and noncash credits which can be used to acquire future online advertising services in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group accounts for cash rebates granted to customers as variable consideration which is measured based on the most likely amount of incentive to be provided to customers. Noncash credits granted to customers are considered options to acquire additional services that provide customers with a material right. The contract consideration related to these customer options to acquire additional services are deferred and recognized as revenue when future services are transferred or when the options expire.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the licensed copyrights received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, the Company further reviews the fair value by analyzing against the cost of the licensed copyrights bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright.

The Group recognized barter sublicensing revenues of RMB1,082,964, RMB682,941 and RMB1,376,912 (US$211,021) and related costs of RMB1,026,140, RMB570,201 and RMB1,052,181 (US$161,254) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

The Group operates the live broadcasting platform and determines the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal in the transaction. Costs incurred from services provided by the hosts are recognized as cost of revenues. To facilitate the sale of virtual items, the Group bundles special privileges and virtual items as a package at a discounted price and the Group allocates the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue” on the consolidated balance sheets.

Online games

The Group operates mobile games including both self-developed (after the business acquisition described in Note 3) and licensed mobile games and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

The Group records revenue generated from mobile games on a gross basis if the Group acts as the principal in the mobile game arrangements under which the Group controls the specified services before they are provided to the customer. In addition, when the Group acts as the principal, it is primarily responsible for fulfilling the promise to provide maintenance services and has discretion in setting the price for the services to the customer. Otherwise, the Group records revenue on a net basis based on the ratios pre-determined with the online games developers when all the revenue recognition criteria set forth in ASC topic 606, Revenue from Contracts with Customers (“ASC 606”) are met, which is generally when the user purchases virtual currencies issued by the game developers.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

Contract assets represent unbilled amounts related to the Group's rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2019 and 2020, contract assets were RMB1,875,704 and RMB1,509,586 (US$231,354), respectively, net of an allowance for credit losses of RMB7,225 and RMB9,275 (US$1,421), respectively. The decrease in the balance of contract assets was primarily due to less outstanding advertising contracts as of December 31, 2020 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) noncash credits granted to customers. Contract liabilities are primarily presented as “Customer advances and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB3,954,763 and RMB4,476,940 (US$686,121) as of December 31, 2019 and December 31, 2020, respectively. The increase in contract liabilities as compared to the year ended December 31, 2019 is a result of the increase in consideration received from the Group’s customers. Revenue recognized for the year ended December 31, 2020 that was included in contract liabilities as of January 1, 2020 was RMB2,964,114 (US$454,270).

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

Advertising expenses

Advertising expenses, primarily marketing spend in channel coverage and content related promotion are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended December 31, 2018, 2019 and 2020 were RMB2,268,753, RMB2,757,214 and RMB2,304,782 (US$353,223), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with certain conditions are recorded as “Other liabilities” or “Other non-current liabilities” when received and will be recognized as income in “Other income/(expense), net” or as a reduction of specific operating costs and expenses when the conditions are met. The government subsidies with no further conditions to be met are recognized as income in “Other income/(expense), net” or as a reduction of specific operating costs and expenses for which the grants are intended to compensate.

Leases

The Group adopted ASU No.2016-02, Leases (Topic 842) (“ASU 2016-02”) by using the modified retrospective method through a cumulative-effect adjustment on January 1, 2019. The Group has elected the package of practical expedients on the adoption date, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases. The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. For internet data center facilities leases, the Group accounts for the lease and non-lease components as a single lease component. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset (“ROU asset”) and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at commencement date. For finance leases, assets are included in “Fixed assets, net” in the consolidated balance sheets. Finance lease liabilities are included in "Other liabilities" and "Other non-current liabilities" in the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

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

The Group applies the provisions of ASC topic 740, Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group recognizes in its consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Loss per share

The Company computes loss per Class A and Class B ordinary shares in accordance with ASC topic 260, Earnings per Share (“ASC 260”) using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Prior to the Company’s IPO, the redeemable convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. After the Company’s IPO and for the years ended December 31, 2018, 2019 and 2020, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the loss per share calculation. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 20). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion related to the redeemable convertible preferred shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of share options and vesting of restricted share units, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects are anti-dilutive.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC topic 718, Compensation-Stock Compensation (“ASC 718”).

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

For the year ended December 31, 2018, the Company accounts for share-based awards issued to non-employees in accordance with ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees (“ASC 505-50”). The measurement date of the fair value of a share-based award issued to a non-employee is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by non-employees.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other assets, long-term investments, accounts and notes payable, short-term loans, income tax payable, amounts due to related parties, accrued expenses, other liabilities, convertible senior notes and long-term loans. The carrying amounts of these financial instruments, except for long-term equity investments without readily determinable fair values, long-term equity method investments, long-term held-to-maturity debt securities, long-term available-for-sale debt security, convertible senior notes and long-term loans, approximate their fair values because of their generally short maturities. The carrying amounts of long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2020, the Group has RMB10,940,512 (US$1,676,707) in cash, cash equivalents and restricted cash, which is held in cash and demand deposits with several financial institutions in the PRC and international financial institutions outside of the PRC, respectively.. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and actual losses have generally been within management’s expectations. As of December 31, 2019 and 2020, the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance.

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable denominated in U.S. dollars. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 6.27% in 2020. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable are denominated in U.S. dollars. Any significant fluctuation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the years presented, the Company’s comprehensive loss includes net loss, foreign currency translation adjustments and unrealized losses on available-for-sale debt securities and is presented in the consolidated statements of comprehensive loss.

Impact of COVID-19

For the year ended December 31, 2020, COVID-19 has had limited impact on the Group’s operations, including delays in the production and scheduling of certain new content, lower work efficiency and productivity and service quality. However, COVID-19 has resulted in a decline in the Group’s online advertising revenues, an increase in expected credit losses and impairment charges to the Group’s content assets during 2020. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including the fair value of the Group’s film groups, allowance for credit losses, the fair value of non-marketable equity securities and fair value of financial assets or long-lived assets subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosures.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

The unaudited pro forma revenue and net loss for the year ended December 31, 2018 is not presented as the historical financial information of the acquired business of Skymoons prepared under US GAAP is not available without undue cost, given the acquiree underwent a reorganization prior to the Company’s acquisition.

The amount of revenue and net loss of Skymoons included in the Group’s consolidated statements of comprehensive loss from the acquisition date to December 31, 2018 was RMB 375.2 million and RMB237.9 million, respectively.

4.	SHORT-TERM INVESTMENTS

As of December 31, 2019 and 2020, the Group’s short-term investments consist of held-to-maturity debt securities and available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

In 2019, the Group purchased US$71,000 of held-to-maturity debt securities with an original maturity of two years from a financial institution and pledged them as collateral against certain long-term loans. As of December 31, 2019, the carrying value of the long-term held-to-maturity debt securities was RMB495,710 and included in “Long-term investments”. As of December 31, 2020, the carrying amount of long-term held-to-maturity debt securities, current portion of RMB463,715 (US$71,067) was included in “Short-term investments” as it will mature within the next twelve months. For the years ended December 31, 2019 and 2020, the gross unrecognized holding losses were RMB4,911 and nil, respectively, and the gross unrecognized holding gains were nil and nil, respectively for the years ended December 31, 2019 and 2020.

5.	LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value and equity method investments.

Equity investments without readily determinable fair value

As of December 31, 2019 and 2020, the carrying amount of the Company’s equity investments without readily determinable fair value were as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Initial cost basis	1,797,421	2,654,055	406,752
Cumulative unrealized gains	196,663	235,258	36,055
Cumulative unrealized losses (including impairment)	(181,274)	(247,468)	(37,926)

Total carrying amount	1,812,810	2,641,845	404,881

Impairment charges recognized on equity investments measured using the measurement alternative were nil, RMB169,374 and RMB73,199 (US$11,218) for the years ended December 31, 2018, 2019 and 2020, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	189,639	7,024	38,595	5,915
Gross unrealized losses (downward adjustments excluding impairment)	—	—	(495)	(76)

Net unrealized gains on equity securities held	189,639	7,024	38,100	5,839
Net realized gains on equity securities sold	—	—	—	—

Total net gains recognized in other income, net	189,639	7,024	38,100	5,839

Equity method investments

In July 2018, the Group acquired a 32% outstanding equity interest amounting to RMB796,000 in Beijing Xin’ai Sports Media Technology co., LTD (or “Xin’ai”) that is engaged in the operation of a sports content platform. The Group has significant influence over the investee and therefore accounts for its equity interest as an equity method investment. The excess of the carrying value of the investment over the proportionate share of Xin’ai’s net assets of RMB609,502 was recognized as basis differences and investment goodwill. As of December 31, 2019 and 2020, the Group’s equity interest in Xin’ai was diluted to 26% and 24%, respectively, due to subsequent rounds of equity financing.

As of December 31, 2019 and 2020, the Group also held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amount of the Group’s equity method investments including Xin’ai was RMB663,376 and RMB510,426 (US$78,226) as of December 31, 2019 and 2020, respectively.

6.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Accounts receivable	3,772,323	3,704,732	567,775
Allowance for credit losses	(144,574)	(360,299)	(55,218)
Accounts receivable, net	3,627,749	3,344,433	512,557

The following table presents movement of the allowance for credit losses:

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Balance at the beginning of the year	24,686	94,856	144,574	22,157
Cumulative effect of adopting ASU 2016-13	—	—	72,366	11,091
Provisions	85,745	72,259	202,108	30,974
Write-offs	(15,575)	(22,541)	(58,749)	(9,004)
Balance at the end of the year	94,856	144,574	360,299	55,218

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

7.	PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Current portion:
Contract assets (i)	1,875,704	1,509,586	231,354
VAT prepayments	507,135	805,360	123,427
Prepaid licensed copyrights	311,144	378,025	57,935
Receivables from online payment agencies	386,795	304,353	46,644
Advances to suppliers	207,204	213,686	32,749
Prepaid expenses	82,657	58,150	8,912
Deposits and prepaid rental fees	133,692	57,829	8,863
Others (ii)	214,897	188,866	28,944
	3,719,228	3,515,855	538,828

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Non-current portion:
Prepaid licensed copyrights	3,006,109	2,036,411	312,094
Licensed copyrights prepaid assets (iii)	325,504	474,073	72,655
Deposits and prepaid rental fees	22,269	154,627	23,698
Others	154,594	34,312	5,258
	3,508,476	2,699,423	413,705

(i)

The allowance for credit losses on contract assets was RMB7,225 and RMB9,275 (US$1,421) as of December 31, 2019 and December 31, 2020, respectively. The provision charged against the allowance was RMB21,478 for the year ended December 31, 2018. The reversals charged against the allowance were RMB14,253 and RMB9,310 (US$1,427) for the years ended December 31, 2019 and 2020, respectively. Cumulative effect of adopting ASU 2016-13 on the opening balance of contract assets was RMB11,360 (US$1,741). Write-offs charged against the allowance were nil, nil, and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

(ii)

The allowance for credit losses on other current assets were nil and RMB73,688 (US$11,293) as of December 31, 2019 and December 31, 2020, respectively. The provision charged against the allowance were nil, nil, and RMB73,688 (US$11,293) for the year ended December 31, 2018, 2019 and 2020, respectively. No reversal and write-offs were charged against the allowance for the year ended December 31, 2018, 2019 and 2020, respectively.

(iii)

Licensed copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under nonmonetary exchanges but the counterparty has already received the content copyrights from the Group.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

8.	LICENSED COPYRIGHTS, NET

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	32,038,423	(24,500,895)	(25,317)	7,512,211
—Sublicensing rights	4,632,586	(4,632,586)	—	—
	36,671,009	(29,133,481)	(25,317)	7,512,211
Less: current portion
—Broadcasting rights	11,752,412	(10,502,214)	(25,317)	1,224,881
—Sublicensing rights	4,632,586	(4,632,586)	—	—
	16,384,998	(15,134,800)	(25,317)	1,224,881
Licensed copyrights—non-current
—Broadcasting rights	20,286,011	(13,998,681)	—	6,287,330
—Sublicensing rights	—	—	—	—
	20,286,011	(13,998,681)	—	6,287,330

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	37,511,847	(29,687,867)	(353,586)	7,470,394	1,144,888
—Sublicensing rights	5,962,743	(5,962,743)	—	—	—
	43,474,590	(35,650,610)	(353,586)	7,470,394	1,144,888
Less: current portion
—Broadcasting rights	8,661,499	(7,591,792)	(34,368)	1,035,339	158,673
—Sublicensing rights	5,962,743	(5,962,743)	—	—	—
	14,624,242	(13,554,535)	(34,368)	1,035,339	158,673
Licensed copyrights—non-current
—Broadcasting rights	28,850,348	(22,096,075)	(319,218)	6,435,055	986,215
—Sublicensing rights	—	—	—	—	—
	28,850,348	(22,096,075)	(319,218)	6,435,055	986,215

Amortization expense of RMB12,055,624, RMB12,743,323 and RMB11,473,222 (US$1,758,348) for the years ended December 31, 2018, 2019 and 2020, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
Within 1 year	3,681,159	564,162
Between 1 and 2 years	1,351,417	207,114
Between 2 and 3 years	804,217	123,252

To supplement cash flow disclosure of investing activities in 2018 and 2019, acquisition of licensed copyrights included in current liabilities for the years ended December 31, 2018 and 2019 amounted to RMB6,336,656 and RMB5,486,374, respectively. Acquisition of licensed copyrights from nonmonetary content exchanges for the years ended December 31, 2018 and 2019 amounted to RMB642,262 and RMB967,536, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

9.	INTANGIBLE ASSETS, NET

Finite-lived intangible assets

	As of December 31, 2019
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
Intellectual property rights (i)	479,276	(190,086)	289,190
Traffic acquisition agreement (ii)	546,150	(546,150)	—
Published mobile games (iii)	457,753	(316,671)	141,082
Trademarks (ii)	204,563	(143,620)	60,943
User list	3,396	(849)	2,547
Online literature	162,610	(40,014)	122,596
Domain names	140,631	(99,145)	41,486
Technology (iii)	101,730	(29,650)	72,080
Others (ii)	31,739	(20,005)	11,734
	2,127,848	(1,386,190)	741,658

	As of December 31, 2020
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Intellectual property rights (i)	473,360	(190,057)	283,303	43,418
Traffic acquisition agreement (ii)	546,150	(546,150)	—	—
Published mobile games (iii)	499,880	(462,852)	37,028	5,675
Trademarks (ii)	165,281	(110,854)	54,427	8,341
Online literature	151,168	(53,645)	97,523	14,946
Domain names	186,650	(108,671)	77,979	11,951
Technology (iii)	101,730	(49,996)	51,734	7,929
Others (ii)	31,738	(21,318)	10,420	1,597
	2,155,957	(1,543,543)	612,414	93,857

Intangible assets	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Finite-lived intangible assets	741,658	612,414	93,857
Indefinite-lived intangible assets	72,302	14,784	2,265
Total	813,960	627,198	96,122

(i)

Intellectual property rights include various rights the Company acquires either individually or in a bundle to broadcast, operate, publish, translate, distribute and/or adapt various forms of media, including but not limited to online games, literature and films.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(ii)

In February 2018, the Company entered into a share purchase agreement with Baidu, pursuant to which the Company issued an aggregate of 36,860,691 Class B ordinary shares to Baidu in exchange for an asset acquisition of traffic acquisition agreement, trademarks and non-compete amounting to RMB599,150. As consideration for the issuance of such shares and subject to the conditions set forth in the share purchase agreement, Baidu agreed to (i) undertake certain non-compete obligations towards the Company with respect to the online movie ticket and show ticket booking business of Baidu and its affiliates; (ii) direct user traffic related to such ticket business to the Company; (iii) provide the Company with technological support with respect to the Company’s ticket booking business; (iv) license certain trademarks and certain intellectual property rights to the Company; and (v) enter into a ticket business cooperation agreement with the Company, which has been signed concurrently. The transaction was closed on April 12, 2018 and accounted for as an asset acquisition, whereby intangible assets were recorded by the Company. The useful lives of traffic acquisition agreement and non-compete are four years and the useful life of trademarks is two years.

In 2019, the Group revised the useful life of traffic acquisition agreement from 4 years to 1.72 years due to the decrease in economic benefit expected from the acquired set of assets for the remaining contractual period of the agreement. As of December 31, 2019, the acquired set of assets are fully amortized.

For the year ended December 31, 2019, the amount of amortization expense and net loss included in the Group’s consolidated statements of comprehensive loss were RMB479,497 and RMB10,276,739, net loss per Class A and Class B ordinary share was RMB2.02, compared to amortization expense and net loss of RMB159,538 and RMB9,956,780, net loss per Class A and Class B ordinary share of RMB1.96, if the useful life of the traffic acquisition agreement remain unchanged.

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

For the year ended December 31, 2019, the Group recognized RMB99,096 of impairment charges for mobile games in development because the carrying amount of mobile games in development exceeded its fair value. The carrying amount of mobile games in development was RMB72,302, and RMB14,784 (US$2,265), as of December 31, 2019 and 2020, respectively.

Nil, RMB99,096, and RMB15,391 (US$2,359) of impairment charges were recognized on intangible assets for the years ended December 31, 2018, 2019 and 2020, respectively.

Amortization expense was RMB346,672, RMB873,664 and RMB302,188 (US$46,312) for the years ended December 31, 2018, 2019 and 2020, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	150,419	23,053
Between 1 and 2 years	131,667	20,179
Between 2 and 3 years	88,014	13,489
Between 3 and 4 years	66,654	10,215
Between 4 and 5 years	60,401	9,257

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

10.	PRODUCED CONTENT, NET

As of December 31,
2019
RMB
Released, less amortization	891,574
In production	3,074,946
In development	388,701
4,355,221

	As of December 31,
	2020	2020
	RMB	US$
Released, less amortization and impairment
— Predominantly monetized with other contents	1,857,095	284,612
— Predominantly monetized on its own	78,023	11,958
	1,935,118	296,570
In production, less impairment
— Predominantly monetized with other contents	3,741,973	573,482
— Predominantly monetized on its own	82,088	12,581
	3,824,061	586,063
In development, less impairment
— Predominantly monetized with other contents	666,087	102,082
— Predominantly monetized on its own	130,818	20,049
	796,905	122,131
	6,556,084	1,004,764

Amortization expense of RMB3,023,628 (US$463,391) and RMB1,095,325 (US$167,866) was recognized as cost of revenues in the consolidated statements of comprehensive loss for the year ended December 31, 2020, for produced content predominantly monetized with other content assets and for produced content predominantly monetized on its own, respectively. Amortization expense for produced content was RMB2,265,543 and RMB2,977,181 for the year ended December 31, 2018 and 2019, respectively.

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
Within 1 year	826,792	126,711
Between 1 and 2 years	296,293	45,409
Between 2 and 3 years	197,041	30,198

11.	GOODWILL

The goodwill of RMB3,888,346 and RMB3,888,346 (US$595,915) as of December 31, 2019 and 2020 represented the goodwill of RMB1,475,357 pushed down from the acquisition of the Company by Baidu in 2012, the goodwill of RMB1,800,750 generated from the acquisition of Shanghai Zhong Yuan by the Company in 2013 and the goodwill of RMB612,239 mainly generated from the acquisition of Skymoons in 2018 (Note 3).

The Group performed a quantitative assessment by estimating the fair value of the Group as a reporting unit based on the Company’s market capitalization for the years ended December 31, 2019 and 2020. The fair value of the Group exceeded its carrying value as of December 31, 2019 and 2020, respectively, and therefore the Group’s goodwill was not impaired.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

12.	FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Computer equipment	2,436,926	2,343,061	359,090
Office building	588,685	588,685	90,220
Leasehold improvements	129,010	141,065	21,619
Office furniture and equipment	132,693	135,759	20,806
Others	18,891	19,757	3,028
	3,306,205	3,228,327	494,763
Less: Accumulated depreciation	(1,632,225)	(1,860,149)	(285,080)
Construction in progress	80,387	25,289	3,875
	1,754,367	1,393,467	213,558

Impairment charges in the amount of nil, nil and RMB95,111 (US$14,576) were recognized on fixed assets for the years ended December 31, 2018, 2019 and 2020, respectively.

Depreciation expense was RMB312,138, RMB476,068 and RMB480,396 (US$73,624) for the years ended December 31, 2018, 2019 and 2020, respectively.
13.	LEASES

Leases are classified as operating lease and finance lease in accordance with ASU 2016-02. The Group’s operating leases mainly related to offices facilities and IDC facilities. For leases with terms greater than 12 months, the Group records the related asset and obligation at the present value of lease payments over the term.

As of December 31, 2019 and 2020, the operating lease’s weighted average remaining lease terms were 9.8 years and 8.6 years, respectively, and weighted average discount rates were 5.42% and 5.46%, respectively. As of December 31, 2019 and 2020, the finance lease’s weighted average remaining lease terms were 3.0 years and 2.0 years, respectively, and weighted average discount rates were 5.50% and 5.50%, respectively.

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Finance lease
Computer equipment	20,334	40,882	6,265
Accumulated depreciation	(1,212)	(11,434)	(1,752)
Computer equipment, net	19,122	29,448	4,513
Finance lease liabilities, current portion	6,684	17,767	2,723
Finance lease liabilities	10,348	11,513	1,764
Total finance lease liabilities	17,032	29,280	4,487

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The components of lease cost were as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Operating lease costs(i)	183,578	173,815	26,638
Finance lease costs
Amortization of ROU assets	579	25,010	3,833
Interest on lease liabilities	—	4,251	651
Total finance lease costs	579	29,261	4,484

(i)	Excluding cost of short-term contracts. Short-term lease costs for the years ended December 31, 2019 and 2020 were RMB357 million and RMB451 million (US$69 million).

Finance lease costs were recorded as cost of revenues and interest expenses. For the years ended December 31, 2019 and 2020, the amount of interest expense for finance leases was nil and RMB 4,251 (US$ 651). Variable lease costs were immaterial for the years ended December 31, 2019 and 2020. For the years ended December 31, 2019 and 2020, no lease costs for operating and finance leases were capitalized.

Cash paid for amounts included in the measurement of lease liabilities:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Operating cash payments for operating leases	208,560	208,493	31,953
Operating cash payments for finance leases	—	662	101
Financing cash payments for finance leases	397	9,020	1,382

ROU assets obtained in exchange for lease obligations:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Operating leases	323,242	359,168	55,045
Finance leases	18,950	15,208	2,331

Future lease payments under lease liabilities as of December 31, 2020 were as follows:

	Operating leases		Finance leases
	RMB	US$	RMB	US$
Year ending December 31,
2021	206,475	31,644	14,052	2,154
2022	200,204	30,683	14,052	2,154
2023	145,255	22,261	3,579	549
2024	78,449	12,023	—	—
2025	74,624	11,437	—	—
Thereafter	526,434	80,678	—	—
Total future lease payments	1,231,441	188,726	31,683	4,857
Less: Imputed interest	(262,458)	(40,223)	(2,403)	(370)
Total lease liability balance	968,983	148,503	29,280	4,487

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

14.	LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2019 and 2020 amounted to RMB2,618,170 and RMB2,965,957 (US$454,553), respectively, which consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2019 and 2020, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group and either collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB561,515 and RMB548,474 (US$84,057), respectively, or collateralized by restricted cash balances totaling US$138,572 and US$3,550 (equivalent to RMB23,164), respectively, or collateralized by other receivables totaling nil and US$5,414 (equivalent to RMB35,326), respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2019 and 2020 was 4.05% and 4.30%, respectively. As of December 31, 2019 and 2020, the aggregate amounts of unused lines of credit for short-term loans were RMB1,620,520 and RMB830,054 (US$127,211), respectively.

Structured payable arrangements

In 2020, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from the Group to the banks or other financial institutions at a discount. The Group was legally obligated to pay the banks or other financial institutions in the amount totaling RMB395,943 (US$60,681), maturing within one year.

As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2020, the outstanding borrowings from the factoring arrangements were RMB390,317 (US$59,819), which is repayable within one year and are included in “Short-term loans” in the consolidated balance sheets.

Long-term Loans

In 2017, the Group borrowed a secured RMB denominated loan of RMB299,000 with an interest rate of 4.47% for a three-year term from the Bank of China for its general working capital purposes. Pursuant to the agreement, the principal shall be repaid by installments from 2017 to 2020. As of December 31, 2018, 2019 and 2020, the repayment of the loan is guaranteed by a subsidiary of the Group and collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB561,515 and RMB548,474 (US$84,057), respectively. Principal repayments were made on the loan when they became due and amounted to RMB10,000, RMB10,000 and RMB274,000 (US$41,992) for the years ended December 31, 2018, 2019 and 2020, respectively. The loan was fully repaid as of December 31, 2020.

In 2019, the Group entered into a two-year loan agreement with JPMorgan Chase Bank, N.A., pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB800,000 for its general working capital purposes. In 2019, the Group drew down RMB447,949 with an interest rate of 3.55%. Pursuant to the agreement, the principal shall be repaid in installments from 2019 to 2021. As of December 31, 2019 and 2020, the repayment of the loan is collateralized by two-year maturity held-to-maturity debt securities with a stated cost of US$71,000 and US$71,000 (equivalent to RMB463,275), respectively (Note 4). Principal repayments were made on the loan when they became due and amounted to RMB2,954 and RMB34,213 (US$5,243) for the years ended December 31, 2019 and 2020, respectively. The amount repayable within the next twelve months are classified as “Long-term loans, current portion” in the consolidated balance sheets.

Borrowings from third-party investors

Asset-backed debt securities

In December 2018, the Group entered into a series of transactions (“reverse factoring arrangement”) in order to re-finance certain payables due to its suppliers. In the reverse factoring arrangement, the Group’s suppliers sold certain 2018 receivables due

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

from the Group (the “2018 factored receivables”) amounting to RMB525,279 to the financial institutions at a discount. The 2018 factored receivables were recorded as accounts payables in the Group’s consolidated balance sheets. The 2018 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.0%-5.5% for gross proceeds of RMB446,000. Concurrently, the Group also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the asset-back debt securities with maturities in December 2019 and December 2020. Under such arrangement, the payable obligation between the Group and the suppliers was considered settled and the Group was legally obligated to pay the financial institutions thereafter. As the 2018 factored receivables were sold to the financial institutions and used to securitize the debt securities, the factored receivables are viewed as collateral for raising loans through the issuance of 2018 asset-backed debt securities. The borrowings have an effective interest rate of 7.00%.

In November 2019, the Group entered into a similar reverse factoring arrangement whereby the Group's suppliers sold certain 2019 receivables due from the Group (the "2019 factored receivables") amounting to RMB587,000 to the financial institutions at a discount. The 2019 factored receivables were recorded as accounts payables in the Group’s consolidated balance sheets. The 2019 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.1% for gross proceeds of RMB500,000. Concurrently, the Group also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the 2019 asset-back debt securities which mature in November 2021. The borrowings have an effective interest rate of 5.97%.

The proceeds raised from issuance of the asset-backed debt securities were used by the financial institutions to factor the supplier invoices. At the same time, the credit terms of the Group’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities.

Accounting for asset-backed debt securities

The securitization vehicle was designed by the Group with the sole purpose to acquire receivable balances from the Group’s suppliers in order to securitize the senior asset-backed securities with guaranteed returns sold to third-party investors. The Group has a variable interest in the securitization vehicle through its interest in the subordinated asset-backed securities issued by the securitization vehicle which bear the residual loss. As a result, the Group considers itself the primary beneficiary and consolidates the securitization vehicle given the Group has (i) the power to govern the activities that most significantly impact its economic performance, and (ii) is obligated to absorb losses that could potentially be significant to the securitization vehicle.

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

As of December 31, 2019 and 2020, the outstanding borrowings from asset-backed debt securities were RMB898,097 and RMB498,252 (US$76,360). RMB74,992 and RMB371,058 (US$56,867) of 2018 asset-backed debt securities was repaid when it became due in December 2019 and December 2020. RMB29,921 (US$4,586) of 2019 asset-backed debt securities was repaid when it became due in October 2020. RMB498,252 (US$76,360) of asset-backed debt securities will mature in one year and are included in “Long-term loans, current portion” in the consolidated balance sheets.

As of December 31, 2020, aggregate loan principal payments on long-term loans and borrowings from third party investors are due according to the following schedule:

	As of December 31, 2020
	RMB	US$
within 1 year	910,882	139,599
between 1-2 year	-	-
Thereafter	-	-
	910,882	139,599

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

The holders may require the Company to repurchase all or a portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

In connection with the issuance of the 2023 Notes, the Company purchased capped call options (the “2023 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$67.5 million. The counterparties agreed to sell to the Company up to approximately 27.9 million of the Company’s ADSs upon the Company’s exercise of the 2023 Capped Call. The exercise price is equal to the 2023 Notes’ initial conversion price and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2023 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

The holders may require the Company to repurchase all or a portion of the 2025 Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

In connection with the issuance of the 2025 Notes, the Company purchased capped call options (the “2025 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$84.5 million. The counterparties agreed to sell to the Company up to approximately 39.6 million of the Company’s ADSs upon the Company’s exercise of the 2025 Capped Call. The exercise price is equal to the 2025 Notes’ initial conversion price and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2025 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

2026 Convertible Senior Notes

On December 21, 2020, the Company issued US$800 million convertible senior notes (the “2026 Notes”). The 2026 Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026 unless redeemed, repurchased or converted prior to such date. The Company offered an additional US$100 million principal amount of the 2026 Notes simultaneously, pursuant to the underwriters’ option to purchase additional notes (Note 27).

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The initial conversion rate of the 2026 Notes is 44.8179 of the Company’s ADS per US$1,000 principal amount of the 2026 Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS). Prior to June 15, 2026, the 2026 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2026 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

Accounting for Convertible Senior Notes

As the conversion option may be settled in cash at the Company’s option, the Company separated the 2023 Notes, the 2025 Notes and the 2026 Notes (collectively as the “Notes”) into liability and equity components in accordance with ASC subtopic 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The difference between the principal amount of the 2023 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the 2023 Notes to its face value on December 1, 2021, the put date of the 2023 Notes. The difference between the principal amount of the 2025 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the 2025 Notes to its face value on April 1, 2023, the put date of the 2025 Notes. The difference between the principal amount of the 2026 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.94% to accrete the discounted carrying value of the 2026 Notes to its face value on August 1, 2024, the put date of the 2026 Notes.

The cost of the 2023 Capped Call and 2025 Capped Call of US$67.5 million and US$84.5 million were recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value recorded.

 The net proceeds from the issuance of the 2023 Notes, the 2025 Notes and the 2026 Notes were US$736.7 million, US$1,179.0 million and US$786.0 million (equivalent to RMB5,150,888), after deducting underwriting discounts and offering expenses of US$13.3 million, US$21.0 million and US$14.0 million (equivalent to RMB91,690) from the initial proceeds of US$750 million, US$1,200 million and US$800 million, respectively. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts of liability and equity components determined above.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The carrying amount of the Notes as of December 31, 2019 and 2020 were as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$

Liability component:
Principal	13,577,850	17,953,650	2,751,517
Less: unamortized debt discount	1,280,982	1,274,874	195,383
Net carrying amount	12,296,868	16,678,776	2,556,134
Equity component:
Carrying amount	1,349,262	1,744,219	267,313

For the years ended December 31, 2018, 2019 and 2020, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB23.9 million, RMB669.8 million and RMB799.2 million (US$122.5 million), respectively. As of December 31, 2020, the liability component of the 2023 Notes, the 2025 Notes and the 2026 Notes will be accreted up to the principal amount of US$750 million, US$1,200 million and US$800 million over a remaining period of 0.92 years, 2.25 years and 3.59 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.

The aggregate scheduled maturities of RMB4,896.5 million (US$750.4 million), RMB7,834.3 million (US$1,200.7 million) and RMB5,222.9 million (US$800.4 million) of the 2023 Notes, the 2025 Notes and the 2026 Notes will be repaid when they become due in 2023, 2025 and 2026, respectively, assuming there is no conversion of the Notes, no redemption of the Notes prior to their maturities and the convertible senior notes bondholders hold the Notes until their maturities and the Company elects to fully settle the Notes in cash.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. iQIYI International Singapore Pte, Ltd. was granted a five-year Development and Expansion Incentive (“DEI”) commencing from September 15, 2020, which awards a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed. An entity could re-apply for DEI upon the expiry of prior one, subject to the terms and conditions and amendments thereof.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

China

Effective from January 1, 2008, the PRC’s statutory Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and a “Software Enterprise” (“SE”) is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The SE is subject to relevant governmental authorities’ annual assessment based on self-assessment supporting documents filed with the tax authorities each year.

Certain PRC subsidiaries and VIEs, including Beijing QIYI Century, Shanghai Zhong Yuan and Beijing iQIYI are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2021 or 2022. Chengdu Skymoons Interactive Network Game Co., Ltd, qualified as a SE, is entitled to an exemption from the enterprise income tax for two years beginning from 2017, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a “SE” is subject to annual evaluation by the relevant authorities in China.

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

The Group’s loss before income taxes consists of:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Non-PRC	(670,529)	(1,243,926)	(1,130,036)	(173,186)
PRC	(8,311,901)	(8,980,961)	(5,853,841)	(897,139)
	(8,982,430)	(10,224,887)	(6,983,877)	(1,070,325)

Income tax expense for the years ended December 31, 2018, 2019 and 2020 consists of:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current income tax expense	123,887	129,164	65,255	10,001
Deferred income tax benefit	(45,086)	(77,312)	(41,979)	(6,434)
	78,801	51,852	23,276	3,567

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(2,245,608)	(2,556,222)	(1,745,969)	(267,581)
Effect of differing tax rates in different jurisdictions	172,111	293,976	291,884	44,733
Non-deductible expenses	380,327	436,312	516,236	79,117
Research and development super-deduction	(40,466)	(66,026)	(159,919)	(24,509)
Effect of PRC preferential tax rates and tax holiday	709,165	707,518	243,964	37,389
Other adjustments	(51,451)	104,484	57,018	8,738
Change in valuation allowance	1,154,723	1,131,810	820,062	125,680
Income tax expense	78,801	51,852	23,276	3,567

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and others	83,324	117,387	17,990
Bad debt provision	32,654	104,458	16,009
Net operating losses carried forward	801,430	1,078,698	165,318
Recorded cost relating to capitalized assets	2,943,758	3,363,003	515,403
Fixed assets depreciation	17,967	18,651	2,858
Valuation allowance	(3,751,855)	(4,571,917)	(700,677)
Deferred tax assets, net	127,278	110,280	16,901
Deferred tax liabilities:
Long-lived assets arising from acquisitions	122,498	63,521	9,735

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets, net	34,916	51,347	7,869
Deferred tax liabilities	30,136	4,588	703

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2019 and 2020, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As of December 31, 2019 and 2020, the Group had tax losses of RMB4,641,219 and RMB6,529,485 (US$1,000,687) deriving from entities in the PRC, Hong Kong and Singapore. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2020 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of the years ended December 31, 2018, 2019 and 2020, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2018, 2019 and 2020. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2015 through 2020 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
17.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries, VIEs and VIE’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB544,965, RMB660,414 and RMB490,245 (US$75,133) for the years ended December 31, 2018, 2019 and 2020, respectively.
18.	COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2020:

	RMB	US$
2021	24,174	3,705
2022	25,277	3,874
2023	19,100	2,927
2024	6,050	927
2025 and thereafter	35,758	5,480
	110,359	16,913

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2020:

	RMB	US$
2021	10,480,422	1,606,195
2022	6,239,361	956,224
2023	3,420,784	524,258
2024	1,285,650	197,034
2025 and thereafter	344,714	52,830
	21,770,931	3,336,541

Capital commitment

As of December 31, 2020, commitments for the purchase of fixed assets are immaterial.

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2020. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB43,571 and RMB32,704 (US$5,012) in “Accrued expenses” in the consolidated balance sheet as of December 31, 2019 and 2020. The Group recognized losses of RMB16,259, RMB37,461 and RMB4,489 (US$668) for the years ended December 31, 2018, 2019 and 2020.

Starting in April 2020, the Group and certain of its current and former officers and directors were named as defendants in putative securities class actions filed in federal court. All of these cases were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents. As the cases remain in their preliminary stages, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2020, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of December 31, 2020, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after December 31, 2020, but related to cases arising on or before December 31, 2020. The Group is in the process of appealing certain judgments for which losses have been accrued.
19.	REDEEMABLE NONCONTROLLING INTERESTS

In October 2019, one of the Group’s VIE’s subsidiary completed a round of preferred shares financing with RMB100,000 from third-party preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable noncontrolling interests.

The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	2019	2020	2020
	RMB	RMB	US$
Balance as of January 1	—	101,542	15,562
Issuance of subsidiary shares	100,000	—	—
Accretion of redeemable noncontrolling interests	1,542	7,087	1,086
Balance as of December 31	101,542	108,629	16,648

20.	ORDINARY SHARES

On February 2, 2018, the Company issued 7,500,251 ordinary shares to Cannes Ventures Limited pursuant to the exercise of certain options.

Upon completion of the Company’s IPO on April 3, 2018, 1,231,841,032 Class A ordinary shares and 2,496,982,468 Class B ordinary shares were issued upon conversion of all redeemable convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 100,000,000,000 shares comprising of (i) 94,000,000,000 Class A ordinary shares; (ii) 5,000,000,000 Class B ordinary shares; and (iii)1,000,000,000 reserved shares at par value of US$0.00001 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

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

On September 24, 2018, 399,083,573 Class A ordinary shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the 2010 Equity Incentive Plan and the 2017 Incentive Plan. As of December 31, 2020, 275,829,374 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

On August 19, 2019 and August 14, 2020, 11,888,853 and 10,917,811 restricted Class A ordinary shares were issued to certain key employees in relation to the acquisition of Skymoons (Note 3).  As of December 31, 2020, 14,880,762 restricted Class A ordinary shares are issued but not outstanding as they are still contingent on the continued employment of grantees.

Upon completion of the follow-on offering, 280,000,000 Class A ordinary shares (40,000,000 ADS equivalent) were issued on December 21, 2020, and 32,163,292 Class A ordinary shares (4,594,756 ADS equivalent) were issued on January 8, 2021 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs (Note 27).

As of December 31, 2020, there were 2,609,809,545 and 2,876,391,396 Class A and Class B ordinary shares outstanding. As of December 31, 2019 and 2020, there were no preferred shares issued and outstanding.

.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

21.	PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

The Company’s subsidiaries, VIEs and the VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s WFOE, its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund, and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP.

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

As of December 31, 2019 and 2020, the Company's PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB 23,073 and RMB31,494 (US$4,827), respectively, in its statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2020. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB19,339,513 (US$2,963,910) as of December 31, 2020.
22.	LOSS PER SHARE

Basic loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Upon completion of the Company’s IPO on April 3, 2018, all redeemable convertible preferred shares were converted into 1,231,841,032 Class A ordinary shares and 2,496,982,468 Class B ordinary shares. The effect of convertible senior notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2018, 2019 and 2020, as its effect would be anti-dilutive.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic and diluted loss per Class A and Class B ordinary share for the years ended December 31, 2018, 2019 and 2020 are calculated as follows:

	Year ended December 31,
	2018		2019		2020		2020
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to iQIYI, Inc.	(3,841,616)	(5,268,160)	(4,506,557)	(5,816,772)	(3,127,160)	(479,257)	(3,911,201)	(599,418)
Accretion of redeemable noncontrolling interests	—	—	(673)	(869)	(3,149)	(482)	(3,938)	(604)
Accretion of redeemable convertible preferred shares	(126,085)	(172,905)	—	—	—	—	—	—
Net loss attributable to iQIYI, Inc.'s ordinary shareholders	(3,967,701)	(5,441,065)	(4,507,230)	(5,817,641)	(3,130,309)	(479,739)	(3,915,139)	(600,022)

Denominator:
Weighted average number of ordinary shares outstanding, basic	1,631,116,600	2,236,815,186	2,228,491,004	2,876,391,396	2,299,788,661	2,299,788,661	2,876,391,396	2,876,391,396
Weighted average number of ordinary shares outstanding, diluted	1,631,116,600	2,236,815,186	2,228,491,004	2,876,391,396	2,299,788,661	2,299,788,661	2,876,391,396	2,876,391,396

Net loss per share, basic	(2.43)	(2.43)	(2.02)	(2.02)	(1.36)	(0.21)	(1.36)	(0.21)
Net loss per share, diluted	(2.43)	(2.43)	(2.02)	(2.02)	(1.36)	(0.21)	(1.36)	(0.21)

23.	SHARE-BASED COMPENSATION

2010 Equity Incentive Plan

On October 18, 2010, the Company adopted its 2010 Equity Incentive Plan (the “2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants of the Company. Under the plan, a total of 58,875,478 ordinary shares were initially reserved for issuance and subsequently increased to 589,729,714 ordinary shares. The 2010 Plan is valid and effective for an original term of ten years, and further extended to twenty years on September 15, 2020 commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. Any unvested portion of the options will be forfeited upon the termination of the grantee’s service for any reason. In the event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will be expired upon 90 days following such termination.

The Company has granted share options under the 2010 Plan to its employees and directors. Options granted to employees and directors vest over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a quarterly basis thereafter.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the summary of option activity under the Company’s 2010 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$ in thousands)
Outstanding, December 31, 2019	406,912,618	0.48
Granted	88,611,584	0.51
Forfeited/Expired	(12,111,374)	0.51
Exercised	(62,714,554)	0.44
Outstanding, December 31, 2020	420,698,274	0.49	7.42	846,289
Vested and expected to vest as of December 31, 2020	401,055,919	0.48	7.34	807,293
Exercisable as of December 31, 2020	245,054,484	0.47	6.58	497,590

As of December 31, 2020, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share options granted to the Group’s employees and directors was RMB2,205,351 (US$337,985). Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.68 years and may be adjusted for future changes in estimated forfeitures.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2018, 2019 and 2020 were US$2.19, US$2.83 and US$2.37, respectively. The total fair value of options vested during the years ended December 31, 2018, 2019 and 2020 were RMB267,599, RMB832,594 and RMB1,222,571 (US$187,367), respectively. Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 were 282,212, RMB1,055,675 and RMB888,668 (US$136,194).

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and non-employees were as follows:

	Year Ended December 31,
	2018	2019	2020
Fair value of ordinary shares (US$)	2.57~3.84	2.27~3.88	2.60~3.42
Risk-free interest rate (%)	2.86~3.08	1.64~2.76	0.60~0.78
Expected volatility (%)	41.3~42.1	39.6~51.0	48.2~50.4
Expected dividend yield	—	—	—
Expected exercise multiple	2.3	2.3	2.2~2.8

Prior to the Company’s IPO, the estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third-party valuation firm. Upon the completion of IPO, the estimated fair value of the Company’s ordinary shares was based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility was estimated based on the historical volatility ordinary shares of several comparable companies in the same industry until the Company determined it had adequate historical volatility of its share price during 2019. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

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

The following table sets forth the summary of RSU activity under the Company’s 2017 Plan:

Number of shares
Restricted Shares
Unvested, December 31, 2019	165,000
Vested	(44,000)
Forfeited	(77,000)
Unvested, December 31, 2020	44,000

The total fair value of the restricted shares vested during the years ended December 31, 2018, 2019 and 2020 was 455, RMB175, and RMB611 (US$94), respectively. The weighted average grant date fair value of the restricted share units granted during the years ended December 31, 2018, 2019 and 2020 were nil. As of December 31, 2020, there was RMB581 (US$89) unrecognized share-based compensation cost related to restricted shares, which will be recognized over a weighted-average vesting period of 0.96 years.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenues	83,351	171,053	201,970	30,953
Selling, general and administrative	368,598	675,278	851,416	130,485
Research and development	104,262	238,189	316,709	48,538
	556,211	1,084,520	1,370,095	209,976

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

24.	RELATED PARTY TRANSACTIONS
a)	The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”) Others	Controlling shareholder of the Company Equity investees (Note 5)
b)	The Group had the following related party transactions with the major related parties:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Membership services
Membership services revenue earned from memberships sold to Baidu Group	19,855	20,886	19,799	3,034
Membership services revenue earned from memberships sold by Others	126	6,361	5,772	885
Online advertising revenues
Advertising services provided to Baidu Group	189,461	67,452	113,934	17,461
Advertising services provided to Others	13,347	9,674	92,690	14,205
Content distribution revenues
Content licensed to Others (iii)	88,457	443,503	176,227	27,008
Other revenues
Other services provided to Baidu Group	29,296	12,343	15,430	2,365
Others	—	36,534	38,634	5,921
Interest income
Loans due from Others	2,202	4,856	1,247	191
	342,744	601,609	463,733	71,070
Cost of revenues
License fees to Baidu Group	8,923	23,064	13,691	2,098
Bandwidth fees to Baidu Group	601,065	976,523	1,007,461	154,400
Traffic acquisition and other services provided by Baidu Group (i)	126,644	479,497	—	—
Others (ii)	52,484	86,766	90,577	13,882
Selling, general and administrative
Advertising services provided by Baidu Group	10,844	1,825	2,466	378
Others	822	3,756	2,579	395
Research and development
Cloud services provided by Baidu Group	5,114	19,486	7,412	1,136
	805,896	1,590,917	1,124,186	172,289

(i)

On April 12, 2018, the Company issued to Baidu an aggregate of 36,860,691 Class B ordinary shares pursuant to a share purchase agreement with Baidu entered into in February 2018, in exchange for Baidu providing traffic acquisition and other services in relation with ticket booking service, which was recorded as intangible assets.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(ii)

The transactions mainly represent revenue sharing arrangements with various equity investees. The Group entered into a revenue sharing arrangement in 2018 to become the exclusive sales agent for an equity investee and provided a minimum guarantee of RMB100,000 of annual sales for a one year period. RMB32,642, RMB67,358 and nil were recognized as cost of revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

(iii)	The transactions mainly represent revenues derived from content distributed to Investee A and Investee B.

For the years ended December 31, 2018, 2019 and 2020, the Group purchased content from equity investees in an amount of RMB182,897, RMB909,450 and RMB1,455,933 (US$223,132), respectively.

c)	The Group had the following related party balances with the major related parties:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	35,560	38,346	5,877
Loans receivable from Others (ii)	105,934	—	—
Due from Others (iii)	70,499	57,765	8,853
	211,993	96,111	14,730
Amounts due from related parties, non-current:
Due from Others (iv)	172,200	39,400	6,038
	172,200	39,400	6,038

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (v)	50,000	50,000	7,663
Due to Baidu Group (vi)	1,014,283	1,035,659	158,722
Deferred revenue in relation to services to be provided to an equity investee (vii)	169,677	164,810	25,258
Due to Others (viii)	370,298	528,314	80,967
	1,604,258	1,778,783	272,610
Amounts due to related parties, non-current:
Loans due to Baidu Group (v)	650,000	650,000	99,617
Due to Baidu Group (vi)	1,570	2,138	328
Deferred revenue in relation to services to be provided to an equity investee (vii)	410,187	325,227	49,843
Due to Others	126	42	6
	1,061,883	977,407	149,794

(i)	The balance mainly represents amounts due from Baidu Group for advertising, membership and other services.
(ii)	The balance as of December 31, 2019 represents loans provided to a Group’s equity investee with an interest rate of 5%, which was fully repaid during 2020.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(iii)  The balance mainly represents amounts due from or advances made to equity investees for content distribution services and other services.

(iv)	The balance represents prepaid licensed copyrights for the Group’s equity investees.
(v)

The total outstanding balance represents an interest-free loan of RMB50,000, which is due on demand and an interest-free loan of RMB650,000 provided by Baidu in January 2018 that will mature in January 2023.

(vi)	The balance mainly represents amounts owed to Baidu for bandwidth and cloud services provided to the Group.
(vii)	The balance represents deferred revenue in relation to content distribution, licenses of intellectual property and traffic support services to be provided to investee A.
(viii)	The balance mainly represents amounts owed to the Group’s equity investees for licensed copyrights and advances made for online advertising services.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

25.	FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and 2020 and non-recurring fair value measurements as of December 31, 2019 and 2020:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2019:
Cash equivalents
Time deposits		3,646,041
Money market fund	894,899
Short-term investments
Available-for-sale debt securities		890,459
Held-to-maturity debt securities		3,688,854
Long-term investments
Available-for-sale debt security			10,259
Held-to-maturity debt securities		490,799
Prepayment and other assets
Option to purchase equity interests of a listed company			14
Convertible senior notes		14,142,006

As of December 31, 2020:
Cash equivalents
Time deposits		2,520,868
Money market fund	197,973
Short-term investments
Available-for-sale debt securities		1,253,514
Held-to-maturity debt securities		2,104,660
Long-term investments
Equity investments at fair value with readily determinable fair value	39,750
Convertible senior notes, current portion		4,966,667
Convertible senior notes, non-current portion		12,077,775

Non-recurring
As of December 31, 2019:
Long-term investments			—	(169,374)
Intangible assets, net			72,302	(99,096)
Equity investments without readily determinable fair value			44,198	7,024

For the year ended December 31, 2020:
Mainland China film group-Licensed copyrights as of March 31, 2020			7,186,037	(390,299)	(59,816)
Mainland China film group-Produced content as of March 31, 2020			4,124,114	(209,701)	(32,138)
Produced content monetized on its own as of December 31, 2020			40,152	(205,462)	(31,488)
Long-term investments as of June 30, 2020			—	(73,199)	(11,218)
Intangible assets, net as of September 30, 2020			—	(15,391)	(2,359)
Equity investments without readily determinable fair value as of September 30, 2020			102,251	38,100	5,839
Fixed assets, net as of September 30, 2020			—	(95,111)	(14,576)
Prepayments and other assets as of September 30, 2020			110,000	(48,423)	(7,421)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Recurring

The fair value of time deposits is determined based on the prevailing interest rates in the market. Due to maturities of less than one year, the carrying values of short-term investments approximate their fair values. The Group estimated the fair value of long-term held-to-maturity debt securities using the income approach, based on quoted market interest rates of similar instruments (Level 2) and presents the fair value for disclosure purposes only.

The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets, and presents the fair value for disclosure purposes only. The fair value of the convertible senior notes are classified as Level 2 fair value measurements based on dealer quotes. For further information on the convertible senior notes see Note 15.

Non-recurring

The outbreak of coronavirus (COVID-19) during the first quarter of 2020 has negatively impacted the Group’s operations and financial performance and resulted in a downward adjustment to forecasted advertising revenues for the Mainland China film group. As a result, the Group performed an assessment to determine whether the fair value of the Mainland China film group was less than its unamortized film costs as of March 31, 2020 with the assistance of a third-party valuation firm. The Group uses a discounted cash flow approach to estimate the fair value. The Group estimated the most likely future cash flows based on historical results, economic useful lives or license periods and perception of future performance. The Group has incorporated those cash outflows necessary to generate the cash inflows, including future production, operation, exploitation and administrative costs, which were estimated at 32%-37% of revenue in aggregate. The discount rate was determined to be the weighted average cost of capital of the Mainland China film group at 15%. As of March 31, 2020, the fair value of the Mainland China film group was less than its corresponding carrying value and resulted in the Group recognizing an impairment charge of RMB390,299 (US$59,816) related to licensed copyrights (Note 8) and RMB209,701 (US$32,138) related to produced content (Note 10), respectively. The impairment charge was recognized as cost of revenues in the consolidated statement of comprehensive loss for the year ended December 31, 2020. The fair value information presented is not as of the period’s end, and is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.

In addition, due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, productions costs required to complete the content and exploitation and participation costs. The Group considers historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to release of the produced content in estimating the fair value. An impairment charge of RMB205,462 (US$31,488) was recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the consolidated statement of comprehensive loss for the year ended December 31, 2020.

The Group measures certain financial assets, including equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For equity investments accounted for under the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The fair values of the Group's privately held investments as disclosed are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. The Group's long-term investments were determined to be impaired as of March 31, 2020 and June 30, 2020, respectively, and the impairment charges were recognized in the consolidated statement of comprehensive loss for the year ended December 31, 2020.

The Group uses an income approach to determine the fair value of mobile games in development with the assistance of an independent third-party valuation firm (Note 9). Judgments involved in determining the fair value of mobile games in development includes forecasts of future cash flows, which are based on the Group’s best estimate of expected revenues and operating costs and expenses, working capital levels, as well as the risk-adjusted discount rate determined based on comparable companies operating in similar businesses and adjusted for an appropriate risk premium for the related asset (Level 3).

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In the third quarter of 2020, the Group received a unilateral vacancy notice from a third-party lessor for one of its leased film production premises. The Group considered such notice as an impairment indicator for relevant long-lived assets associated with the leased property, including its related construction in process and leasehold improvements. Therefore, the Group performed an impairment assessment of the relevant long-lived assets based on estimates of the future cash flows that can be recovered from the lessor (Level 3). An impairment charge of RMB143,534 (US$21,998) was recognized as “Selling, general and administrative” in the consolidated statements of comprehensive loss for the year ended December 31, 2020.

26.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gain on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2017	91,618	1,508	93,126
Other comprehensive income before reclassification	1,787,553	58,335	1,845,888
Amounts reclassified from accumulated other comprehensive income	—	(59,024)	(59,024)
Net current-period other comprehensive income/(loss)	1,787,553	(689)	1,786,864
Other comprehensive income attributable to noncontrolling interests	—	(44)	(44)
Balance at December 31, 2018	1,879,171	775	1,879,946
Other comprehensive income before reclassification	228,974	9,338	238,312
Amounts reclassified from accumulated other comprehensive income	—	(9,635)	(9,635)
Net current-period other comprehensive income/(loss)	228,974	(297)	228,677
Other comprehensive (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(1,926)	21	(1,905)
Balance at December 31, 2019	2,106,219	499	2,106,718
Other comprehensive income before reclassification	433,497	14,071	447,568
Amounts reclassified from accumulated other comprehensive income	—	(14,169)	(14,169)
Net current-period other comprehensive income/(loss)	433,497	(98)	433,399
Other comprehensive loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests	2,571	(8)	2,563
Balance at December 31, 2020	2,542,287	393	2,542,680
Balance at December 31, 2020 in US$	389,623	60	389,683

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

Losses on intracompany foreign currency transactions that are of a long-term-investment nature in the amount of nil, nil and RMB1,232,683 (US$188,917) are included in the foreign currency translation adjustment for the years ended December 31, 2018, 2019 and 2020, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the tax benefit/(expense) allocated to each component of other comprehensive income for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Unrealized gains on available-for-sale debt securities
Other comprehensive income before reclassification	(1,499)	(1,672)	(2,601)	(399)
Amounts reclassified from accumulated other comprehensive income	1,405	1,727	2,611	400
Net current-period other comprehensive (income)/loss	(94)	55	10	1

27.	SUBSEQUENT EVENTS

In connection with the issuance of the 2026 Notes on December 21, 2020, an additional US$100,000 principal amount was issued on January 8, 2021 pursuant to the underwriters’ exercise of their option to purchase additional notes. The net proceeds received by the Company for this issuance of 2026 Notes was US$98,250 (equivalent to RMB641,081).

In connection with the follow-on offering on December 21, 2020, 32,163,292 Class A ordinary shares (4,594,756 ADS equivalent) were issued on January 8, 2021 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs. The net proceeds received by the Company for this issuance of additional Class A ordinary shares was US$78,197 (equivalent to RMB510,235).

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,774,681	5,101,693	781,869
Short-term investments		1,237,730	263,005	40,307
Prepayments and other assets		16,849	9,313	1,427
Amounts due from entities within the Group		17,967,978	20,666,711	3,167,312

Total current assets		21,997,238	26,040,722	3,990,915

Total non-current assets		—	—	—

Total assets		21,997,238	26,040,722	3,990,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes		—	4,752,061	728,285
Accrued expenses and other liabilities		99,823	89,905	13,779

Total current liabilities		99,823	4,841,966	742,064

Non-current liabilities
Convertible senior notes	15	12,296,868	11,926,715	1,827,849
Other non-current liabilities		29,533	15,383	2,357

Total non-current liabilities		12,326,401	11,942,098	1,830,206

Total liabilities		12,426,224	16,784,064	2,572,270

Commitments and contingencies	18
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 2,603,890,438 and 2,900,519,681 shares issued as of December 31, 2019 and 2020, respectively; 2,259,125,125 and 2,609,809,545 shares outstanding as of December 31, 2019 and 2020, respectively)	20	142	165	25
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 2,876,391,396 and 2,876,391,396 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	20	183	183	28
Additional paid-in capital		41,298,328	47,687,483	7,308,427
Accumulated deficit	21	(33,834,357)	(40,973,853)	(6,279,518)
Accumulated other comprehensive income	26	2,106,718	2,542,680	389,683

Total shareholders’ equity		9,571,014	9,256,658	1,418,645

Total liabilities and shareholders’ equity		21,997,238	26,040,722	3,990,915

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(48,253)	(14,946)	(36,408)	(5,580)

Operating loss
Share of losses of subsidiaries, VIEs and VIEs’ subsidiaries	(8,573,048)	(9,593,221)	(7,320,787)	(1,121,960)
Interest income	260,360	133,930	24,343	3,731
Interest expenses	(25,550)	(603,449)	(642,718)	(98,501)
Foreign exchange (loss)/gain, net	(694,907)	(118,439)	913,974	140,073
Other (expense)/income, net	(28,378)	(127,204)	23,235	3,562

Net loss	(9,109,776)	(10,323,329)	(7,038,361)	(1,078,675)

Accretion of redeemable convertible preferred shares	(298,990)	—	—	—
Accretion of redeemable noncontrolling interests	—	(1,542)	(7,087)	(1,086)

Net loss attributable to ordinary shareholders	(9,408,766)	(10,324,871)	(7,045,448)	(1,079,761)

Other comprehensive income
Foreign currency translation adjustments	1,787,553	227,048	436,068	66,830
Unrealized losses on available-for-sale debt securities	(733)	(276)	(106)	(16)

Total other comprehensive income, net of tax	1,786,820	226,772	435,962	66,814

Comprehensive loss	(7,322,956)	(10,096,557)	(6,602,399)	(1,011,861)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by/(used for) operating activities	87,322	(122,370)	(836,700)	(128,230)
Net cash used for investing activities	(17,575,740)	(7,268,873)	(6,634,576)	(1,016,793)
Net cash provided by financing activities	19,703,701	7,489,321	9,804,491	1,502,604
Effect of exchange rate changes on cash, cash equivalents and restricted cash	269,735	95,695	(6,203)	(950)

Net increase in cash, cash equivalents and restricted cash	2,485,018	193,773	2,327,012	356,631
Cash, cash equivalents and restricted cash at the beginning of the year	95,890	2,580,908	2,774,681	425,238
Cash, cash equivalents and restricted cash at the end of the year	2,580,908	2,774,681	5,101,693	781,869

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. The subsidiaries, VIEs and VIEs’ subsidiaries losses are reported as “Share of losses of subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries, VIEs and VIEs’ subsidiaries cumulative losses was reduced to nil as of December 31, 2019 and 2020, respectively and the carrying amount of “Amounts due from entities within the Group” was further adjusted and the Company committed to provide financial support to its VIEs as disclosed in Note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.