Form 20-F
period 2021-12-31
iQIYI, Inc.
filed 2022-03-28
CIK 1722608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

For the transition period fromto

Commission file number: 001-38431

iQIYI, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Jun Wang, Chief Financial Officer

E-mail: ir@qiyi.com

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

As of December 31, 2021, there were 5,598,752,855 ordinary shares outstanding, being the sum of 2,722,361,459 Class A ordinary shares (excluding 217,740,107 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 2,876,391,396 Class B ordinary shares.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

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
•

“Average daily number of total subscribing members” for a given period is calculated by averaging the number of total subscribing members, including individuals with trial membership, in each day of such period;

•

“Average daily number of subscribing members excluding individuals with trial memberships” for a given period is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such period;

•

“Monthly ARM” refers to average revenue per membership during a month. Monthly ARM is calculated by dividing our total revenues from membership services during a given period by the average daily number of total subscribing members and the number of months during such period;

•	“Baidu” refers to Baidu, Inc., our parent company and controlling shareholder;
•	“bullet chat” known as Danmu in Chinese, refers to a form of video commentary used on online videos. Bullet chats are comments that appear directly on the video in real-time;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
•

“Connected TV DAUs,” for our iQIYI platform, refers to the number of unique connected TV devices, that have accessed our platform at least once during a day. Our Connected TV DAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device as a separate user for purposes of calculating Connected TV DAUs, although it is possible that some people may use more than one device and multiple people may share one device to access our platform;

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

•

“Connected TV MAUs,” for our iQIYI platform, refers to the number of unique connected TV devices that have accessed our platform at least once during a month. Our Connected TV MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device as a separate user for purposes of calculating Connected TV MAUs, although it is possible that some people may use more than one device and multiple people may share one device to access our platform;

•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.00001 per share;
•

“subscribing members,” refers to the individuals who subscribed for our membership packages during a given period, including individuals with trial membership, and excluding individuals who pay for video on-demand services or stand-alone packages for sports paid content, online literature or online games; subscribing members are calculated using the number of unique iQIYI user accounts that have subscribed for the relevant services;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•	“video views” refers to the number of times a video is launched on our platform, regardless of time spent viewing the video;
•	“WAP” refers to wireless application protocol; and
•

“we,” “us,” “our company” and “our” refer to iQIYI, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its consolidated affiliated entities in the PRC that we control through a series of contractual arrangements.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.3726 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2021.

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

Our Holding Company Structure and Contractual Arrangements with our Consolidated Affiliated Entities

iQIYI, Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in China through our consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their nominee shareholders to control the business operations of our consolidated affiliated entities. Our consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by our consolidated affiliated entities accounted for 93%, 92% and 94% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “iQIYI” refers to iQIYI, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including Beijing iQIYI Interactive Technology Co., Ltd. (“Beijing iQIYI”), Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”) and Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”), iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”) and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“Intelligent Entertainment”). Investors in our ADSs are not purchasing equity interest in our consolidated affiliated entities in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, our consolidated affiliated entities and their respective shareholders. Terms contained in each set of contractual arrangements with our consolidated affiliated entities and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of our consolidated affiliated entities and consolidates our consolidated affiliated entities and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat our consolidated affiliated entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our consolidated affiliated entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with our consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our PRC subsidiaries and consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other foreign exchange. In addition, since our auditor is headquartered in mainland China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Cash Flows through Our Organization

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries in China. As a result, iQIYI, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, our consolidated affiliated entities or the subsidiaries of our consolidated affiliated entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities. For the years ended December 31, 2019, 2020 and 2021, the Cayman Islands holding company provided capital contributions of RMB6,715.4 million, RMB5,074.0 million and RMB3,573.0 million (US$560.7 million), respectively, to our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, the Cayman Islands holding company provided loans of RMB6,690.7 million, RMB9,556.6 million and RMB7,395.4 million (US$1,160.5 million), respectively, to our subsidiaries, and received repayments of RMB4,693.4 million, RMB6,409.4 million and RMB11,175.5 million (US$1,753.7 million), respectively. For the years ended December 31, 2019, 2020 and 2021, our consolidated affiliated entities received nil, nil and nil as loans provided by the Cayman Islands holding company, respectively, and repaid nil, RMB90.5 million and nil, respectively. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a consolidated affiliated entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2019, 2020 and 2021, our subsidiaries provided capital contributions of RMB50.0 million, nil and nil, respectively, to our consolidated affiliated entities. For the years ended December 31, 2019, 2020 and 2021, no assets other than the above cash transactions were transferred between our subsidiaries and our consolidated affiliated entities. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For example, IQIYI Film Group HK Limited, which directly owns our PRC subsidiaries, Beijing iQIYI New Media Science and Technology Co., Ltd., is incorporated in Hong Kong. For the potential distributable profits to be distributed to IQIYI Film Group HK Limited, the deferred tax liabilities will be accrued at a 5% withholding tax rate. However, if IQIYI Film Group HK Limited is not considered to be the beneficial owner of the dividends paid to it by Beijing iQIYI New Media Science and Technology Co., Ltd. under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” For PRC and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For details of the financial position, cash flows and results of operations of our consolidated affiliated entities, see “Item 3. Financial Information Related to the Consolidated Affiliated Entities.” We plan to continue to determine the amount of service fee and payment method with our consolidated affiliate entities and their shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

In addition, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our consolidated affiliated entities in China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Permit for Internet Audio-Video Program Service, the Network Culture Business Permit and Permit to Produce or Operate Radio and Television Programs, and the Permit for Internet Drug Information Service. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” and “—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated cash flows data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-2. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flows data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of our consolidated affiliated entities and consolidates our consolidated affiliated entities and their subsidiaries as required by ASC topic 810, Consolidation. Accordingly, we treat our consolidated affiliated entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. Starting from January 1, 2018, we adopted a new revenue accounting standard ASC topic 606, Revenue from Contracts with Customers (“ASC 606”), which reclassifies value added taxes (“VAT”) from cost of revenues to net against revenues among other changes. The consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019, 2020 and 2021 presented below have been prepared in accordance with ASC 606, while the consolidated statement of comprehensive loss data for the year ended December 31, 2017 presented below have been prepared in accordance with the legacy revenue accounting standard ASC topic 605, Revenue Recognition (“ASC 605”).

	For the year ended December 31,
	2017(1)	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Total revenues	17,378,350	24,989,116	28,993,658	29,707,215	30,554,359	4,794,645
Operating costs and expenses
Cost of revenues(3)	(17,386,563)	(27,132,811)	(30,348,342)	(27,884,395)	(27,513,497)	(4,317,468)
Selling, general and administrative(3)	(2,674,990)	(4,167,889)	(5,236,007)	(5,187,835)	(4,725,142)	(741,478)
Research and development(3)	(1,269,806)	(1,994,652)	(2,667,146)	(2,675,494)	(2,794,927)	(438,585)
Total operating costs and expenses	(21,331,359)	(33,295,352)	(38,251,495)	(35,747,724)	(35,033,566)	(5,497,531)
Operating loss	(3,953,009)	(8,306,236)	(9,257,837)	(6,040,509)	(4,479,207)	(702,886)
Total other income/(expense), net	208,512	(676,194)	(967,050)	(943,368)	(1,532,781)	(240,527)
Loss before income taxes	(3,744,497)	(8,982,430)	(10,224,887)	(6,983,877)	(6,011,988)	(943,413)
Income tax benefit/(expense)	7,565	(78,801)	(51,852)	(23,276)	(96,545)	(15,150)
Net loss	(3,736,932)	(9,061,231)	(10,276,739)	(7,007,153)	(6,108,533)	(958,563)
Less: Net income attributed to non-controlling interests	—	48,545	46,590	31,208	61,051	9,580
Accretion of redeemable convertible preferred shares	5,073,140	(298,990)	—	—	—	—
Accretion of redeemable noncontrolling interests	—	—	(1,542)	(7,087)	(20,336)	(3,191)
Extinguishment and reissuance of Series B preferred shares	(363,279)	—	—	—	—	—
Net income/(loss)attributable to ordinary shareholders	972,929	(9,408,766)	(10,324,871)	(7,045,448)	(6,189,920)	(971,334)
Net earnings/(loss) per ordinary share:
Basic	0.30
Diluted	(1.15)
Net loss per Class A and Class B ordinary share(2)
Basic		(2.43)	(2.02)	(1.36)	(1.11)	(0.17)
Diluted		(2.43)	(2.02)	(1.36)	(1.11)	(0.17)
Net loss per ADS:
Basic		(17.01)	(14.14)	(9.52)	(7.77)	(1.19)
Diluted		(17.01)	(14.14)	(9.52)	(7.77)	(1.19)
Shares used in net earnings/(loss) per ordinary share computation
Basic	342,548,237
Diluted	3,243,147,261
Shares used in net loss per Class A and Class B ordinary share computation
Basic		3,867,931,786	5,104,882,400	5,176,180,057	5,570,736,706	5,570,736,706
Diluted		3,867,931,786	5,104,882,400	5,176,180,057	5,570,736,706	5,570,736,706

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.
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

(3)	Share-based compensation expenses were allocated in operating costs and expenses as follows:

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Cost of revenues	34,895	83,351	171,053	201,970	173,263	27,189
Selling, general and administrative	130,994	368,598	675,278	851,416	718,377	112,728
Research and development	67,535	104,262	238,189	316,709	327,523	51,396
Total	233,424	556,211	1,084,520	1,370,095	1,219,163	191,313

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	733,010	4,586,405	5,934,742	10,915,282	2,997,212	470,328
Restricted cash	—	2,174,042	974,932	25,230	77,652	12,185
Short-term investments	779,916	6,061,832	4,579,313	3,358,174	1,348,255	211,571
Total current assets	5,700,528	19,853,443	20,272,838	22,290,424	11,524,117	1,808,386
Total assets(1)	20,200,899	44,759,698	44,792,550	48,185,429	42,472,165	6,664,810
Total current liabilities(1)	11,625,612	19,812,356	20,173,166	24,854,578	22,476,470	3,527,048
Total liabilities(1)	11,918,299	26,604,135	35,077,618	38,741,131	36,799,052	5,774,575
Total mezzanine equity	22,601,664	—	101,542	108,629	397,385	62,358
Total shareholders’ (deficit)/equity	(14,319,064)	18,155,563	9,613,390	9,335,669	5,275,728	827,877

Note:

(1)

We adopted Accounting Standards Update (“ASU”) No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Right-of-use assets (“ROU assets”) and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheets as of December 31, 2019, 2020 and 2021, while the consolidated balance sheets data as of December 31, 2017 and 2018 have been prepared in accordance with ASC topic 840, Accounting for Leases (“ASC 840”). For further information, see Note 12 to our consolidated financial statements included elsewhere in this annual report.

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

•	We shall assess estimates of the use of a film in a film group and account for such changes prospectively;
•	Cash outflows for the costs incurred to obtain rights for both produced and licensed content are required to be reported as operating cash outflows in the statement of cash flows.

For further information, see Notes 2, 7 and 9 to our consolidated financial statements included elsewhere in this annual report.

The following table presents our selected consolidated cash flows data for the years indicated.

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used for) operating activities	4,011,784	2,884,186	3,906,227	(5,411,071)	(5,951,847)	(933,973)
Net cash (used for)/provided by investing activities	(10,660,674)	(20,949,094)	(11,749,571)	159,296	1,262,350	198,091
Net cash provided by/(used for) financing activities	6,561,110	23,474,959	7,880,306	9,373,906	(2,959,455)	(464,403)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(143,417)	617,386	112,265	(91,293)	(216,696)	(34,007)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(231,197)	6,027,437	149,227	4,030,838	(7,865,648)	(1,234,292)
Cash, cash equivalents and restricted cash at the beginning of the year	964,207	733,010	6,760,447	6,909,674	10,940,512	1,716,805
Cash, cash equivalents and restricted cash at the end of the year	733,010	6,760,447	6,909,674	10,940,512	3,074,864	482,513

Financial Information Related to the Consolidated Affiliated Entities

The following tables present the condensed consolidating schedule of financial information for our consolidated affiliated entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Comprehensive Loss Information

	For the year ended December 31,
	2019					2020					2021
	iQIYI, Inc.	Consolidated affiliated entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Consolidated affiliated entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Consolidated affiliated entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	26,887,129	8,251,108	(6,144,579)	28,993,658	—	27,412,800	9,640,759	(7,346,344)	29,707,215	—	28,947,480	10,721,956	(9,115,077)	30,554,359
Net loss	(10,323,329)	(3,341,662)	(6,225,904)	9,614,156	(10,276,739)	(7,038,361)	(1,360,562)	(4,710,321)	6,102,091	(7,007,153)	(6,169,584)	(1,688,711)	(3,520,528)	5,270,290	(6,108,533)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31,
	2020					2021
	iQIYI, Inc.	Consolidated affiliated entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Consolidated affiliated entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	5,101,693	855,749	4,957,840	—	10,915,282	1,615,953	950,267	430,992	—	2,997,212
Short-term investments	263,005	825,352	2,269,817	—	3,358,174	—	595,754	752,501	—	1,348,255
Accounts receivable, net	—	2,928,385	416,048	—	3,344,433	—	2,613,546	134,228	—	2,747,774
Licensed copyrights, net	—	764,904	270,435	—	1,035,339	—	669,672	261,517	—	931,189
Prepayments and other assets	9,313	2,968,839	659,044	—	3,637,196	12,350	3,027,691	459,646	—	3,499,687
Total current assets	5,374,011	8,343,229	8,573,184	—	22,290,424	1,628,303	7,856,930	2,038,884	—	11,524,117
Non-current assets:
Fixed assets, net	—	726,986	666,481	—	1,393,467	—	726,115	618,669	—	1,344,784
Long-term investments	—	2,217,776	985,052	—	3,202,828	—	1,987,678	1,047,477	—	3,035,155
Licensed copyrights, net	—	992,549	5,442,506	—	6,435,055	—	2,288,848	4,969,194	—	7,258,042
Produced content, net	—	6,129,754	426,330	—	6,556,084	—	10,425,514	525,564	—	10,951,078
Operating lease assets	—	755,309	246,548	—	1,001,857	—	697,965	209,332	—	907,297
Goodwill	—	2,412,989	1,475,357	—	3,888,346	—	2,412,989	1,475,357	—	3,888,346
Others	—	1,078,362	2,339,006	—	3,417,368	—	919,713	2,643,633	—	3,563,346
Total non-current assets	—	14,313,725	11,581,280	—	25,895,005	—	19,458,822	11,489,226	—	30,948,048
Amounts due from the entities within our company	20,666,711	—	—	(20,666,711)	—	16,285,294	—	—	(16,285,294)	—
Total assets	26,040,722	22,656,954	20,154,464	(20,666,711)	48,185,429	17,913,597	27,315,752	13,528,110	(16,285,294)	42,472,165
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	—	3,718,306	3,843,226	—	7,561,532	—	5,068,907	3,827,553	—	8,896,460
Customer advances and deferred revenue	—	3,407,352	37,565	—	3,444,917	—	3,370,582	113,927	—	3,484,509
Short-term loans	—	1,129,442	1,836,515	—	2,965,957	—	2,292,899	1,824,875	—	4,117,774
Long-term loans, current portion	—	909,034	—	—	909,034	—	—	—	—	—
Convertible senior notes, current portion	4,752,061	—	—	—	4,752,061	—	—	—	—	—
Operating lease liabilities, current portion	—	101,866	99,441	—	201,307	—	108,059	63,482	—	171,541
Accrued expenses and other liabilities	89,905	2,861,963	2,067,902	—	5,019,770	70,823	3,101,273	2,634,090	—	5,806,186
Total current liabilities	4,841,966	12,127,963	7,884,649	—	24,854,578	70,823	13,941,720	8,463,927	—	22,476,470
Non-current liabilities:
Convertible senior notes	11,926,715	—	—	—	11,926,715	12,652,172	—	—	—	12,652,172
Operating lease liabilities	—	637,381	130,295	—	767,676	—	579,844	45,893	—	625,737
Other non-current liabilities	15,383	511,314	665,465	—	1,192,162	3,003	339,238	702,432	—	1,044,673
Total non-current liabilities	11,942,098	1,148,695	795,760	—	13,886,553	12,655,175	919,082	748,325	—	14,322,582
Amounts due to the Company and its subsidiaries	—	16,558,843	15,377,280	(31,936,123)	—	—	20,835,196	10,591,824	(31,427,020)	—
Total liabilities	16,784,064	29,835,501	24,057,689	(31,936,123)	38,741,131	12,725,998	35,695,998	19,804,076	(31,427,020)	36,799,052

Selected Condensed Consolidated Cash Flows Information

	For the year ended December 31,
	2019					2020					2021
	iQIYI, Inc.	Consolidated affiliated entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Consolidated affiliated entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Consolidated affiliated entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash provided by /(used for) operating activities	(56,250)	2,494,045	1,468,432	—	3,906,227	(281,636)	980,975	(6,110,410)	—	(5,411,071)	(360,187)	160,904	(5,752,564)	—	(5,951,847)
Net cash (used for)/provided by investing activities	(7,334,993)	(3,409,845)	(10,266,612)	9,261,879	(11,749,571)	(7,189,640)	(625,675)	267,913	7,706,698	159,296	483,685	(540,018)	1,344,550	(25,867)	1,262,350
Net cash provided by/(used for) financing activities	7,489,321	1,180,387	8,472,477	(9,261,879)	7,880,306	9,804,491	(380,298)	7,656,411	(7,706,698)	9,373,906	(3,441,602)	515,423	(59,143)	25,867	(2,959,455)

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

•	We have incurred net losses since our inception and may continue to incur losses in the future;
•

If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive;

•	If we fail to procure content from content providers upon terms acceptable to us, our business may be materially and adversely affected;
•	If our efforts to retain members and attract new members are not successful, our business and results of operations will be materially and adversely affected;
•

If we fail to retain existing or attract new advertising customers to advertise on our platform, maintain and increase their wallet share of advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business;

•

We operate in a capital intensive industry and require a significant amount of cash to fund our operations, content acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected;

•

We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations;

•

We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected; and

•

We have been and may again be subject to legal proceedings, claims and investigations in the ordinary course of business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in our consolidated affiliated entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a group;

•

We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and

•

Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Our Relationship with Baidu

•	We have limited experience operating as a stand-alone public company;
•	We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us; and
•

Our agreements with Baidu may be less favorable to us than similar agreements negotiated with unaffiliated third parties. In particular, our master business cooperation agreement with Baidu limits the scope of business that we are allowed to conduct.

Risks Related to Doing Business in China

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;

•

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

•

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval;

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•	Uncertainties with respect to the PRC legal system could adversely affect us; and
•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Risks Related to our ADSs

•	The trading price of our ADSs has been and is likely to continue to be volatile regardless of our operating performance;
•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline; and
•	Techniques employed by short sellers may drive down the market price of our ADSs.

Risks Related to Our Business and Industry

We have incurred net losses since our inception and may continue to incur losses in the future.

We have incurred net losses since our inception, including net losses in the amount of RMB10.3 billion, RMB7.0 billion and RMB6.1 billion (US$1.0 billion) in 2019, 2020 and 2021, respectively, primarily due to significant content and bandwidth costs. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues depend on the increased number of subscribing members and advertising customers’ allocation of more budget to internet video streaming platforms. In addition, our users’ willingness to pay and subscribe to our content depends on the quality and breadth of our content offerings and availability of alternative entertainment content offerings. Producing high-quality, popular original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. The market prices for professionally-produced content, especially popular TV series and movies, have increased significantly in China during the past few years. The production and procurement of content, as well as bandwidth, have historically accounted for the majority of our cost of revenues. In 2019, 2020 and 2021, we incurred RMB30.3 billion, RMB27.9 billion and RMB27.5 billion (US$4.3 billion) in cost of revenues, respectively. We expect that our cost of revenues, as a percentage of our total revenue, will continue to improve going forward benefiting from our efforts in cost control and improvement in operating efficiency, the content production infrastructure we have developed, and the better supply and demand dynamic. However, in absolute amounts, our cost of revenues may increase in the foreseeable future as we are committed to enhancing and diversifying our original content offerings and to supporting our overseas expansion in order to achieve long-term success. If we cannot successfully realize satisfactory returns on our content investment and generate sufficient revenues, our financial condition and results of operations may be materially and adversely affected. We may continue to incur net losses in the foreseeable future due to our continued investments in content and technology. We may also continue to incur net losses in the foreseeable future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner. It is not possible for us to accurately predict when we will be able to achieve profitability.

We had an accumulated deficit of RMB47.2 billion (US$7.4 billion) as of December 31, 2021 and negative cash flow from operations of RMB5,951.8 million (US$934.0 million) for the year ended December 31, 2021. As of December 31, 2021, we had cash, cash equivalents, restricted cash and short-term investments of RMB4.4 billion (US$0.7 billion), unused credit lines of RMB2.8 billion (US$0.4 billion) and a working capital deficit of RMB11.0 billion (US$1.7 billion). There is substantial doubt regarding our ability to continue as a going concern, given that, without securing additional financing, we do not have sufficient funds to repurchase all or a significant portion of the outstanding convertible senior notes due 2025, or the 2025 Notes, if redeemed by noteholders on April 1, 2023. In addition, upon the occurrence of an event of default, the trustee of our convertible senior notes may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. The accompanying consolidated financial statements included elsewhere in this annual report on Form 20-F have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have plans in place to reduce discretionary capital expenditures and operational expenses and secure additional financing, including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities, issuance of asset-backed debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital markets. In March 2022, we entered into subscription agreements to issue ordinary shares for a total cash purchase price of US$285 million (equivalent to RMB1,816 million) in a private placement transaction. Although our management believes such plans, if fully executed, should provide us with sufficient financing to meet our needs, successful completion of such plans is dependent on factors outside of our control and there can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors such as the ongoing COVID-19 pandemic and tensive geopolitical conflicts, may adversely impact our ability to secure additional financing. Accordingly, we concluded that substantial doubt has not been alleviated as of the date of this annual report.

If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to engage users on our platform. To attract and retain users and compete against our competitors, we must continue to offer high-quality content, especially popular original content, in a cost-effective manner, to provide our users with a superior streaming entertainment experience. To this end, we must continue to produce new original content and source new professionally produced or other video content in a cost-effective manner. Given that we operate in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users, control our costs in doing so or fail to deliver superior user experience, we may suffer from reduced user traffic, and our business, financial condition and results of operations may be materially and adversely affected. Various phases of our original content production are outsourced to our content production partners. If they fail to generate quality content satisfactory to our demands or provide services upon terms commercially acceptable to us, we may be unable to provide high-quality original content offerings to our users.

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

Our ability to provide our users with high-quality, popular content depends in part on our ability to procure content from studios and other content providers, as well as distributors and other licensors of content. We typically enter into license and sub-license agreements with third-party content providers and other IP holders on various terms and conditions. If content providers and other rights holders are no longer willing or able to license content to us upon terms acceptable to us, or, in the case where we obtained the right to distribute content through sub-license agreements, and subsequently the licensors lose their right to sub-license such content to us, our ability to offer content to our users will be adversely affected and we may have to incur additional costs. For content sub-licensed and currently being showcased on our platform, we may be forced to remove such content as a result of our licensor’s disputes with the original content provider, which may result in loss of user traffic and revenues. If we fail to remove such content in a timely manner, we may become the subject of adverse legal actions from the original content provider. As competition intensifies, we may see the cost of licensed content increase. As we seek to differentiate our service, we are increasingly focused on securing a broader range of rights other than merely distribution and online streaming rights. We also acquire other forms of copyright such as rights to adapt the original content into online games, films, drama series, animation and other entertainment formats. We focus on offering an overall mix of content that appeals to our users in a cost-efficient manner. If we do not maintain a compelling mix of content, our user acquisition and retention may be adversely affected.

If our efforts to retain members and attract new members are not successful, our business and results of operations will be materially and adversely affected.

Our ability to continue to retain members and attract new members will depend in part on our ability to consistently provide our members with compelling content choices, as well as a quality experience for selecting and viewing video content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors may adversely impact our ability to attract and retain members. If we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by our members, we may not be able to attract and retain members. Many of our members originate from organic growth. If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and grow our membership revenues will be adversely affected. Members may cancel or decide not to renew our service for many reasons, including a perception that they do not use the service sufficiently, payment inconveniences, the need to cut household expenses, availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We are also exploring various opportunities and marketing strategies to better monetize our membership base, including offering early access privilege to certain drama series for an additional fee. Such initiatives may not be well received by our members and may have a negative impact on our reputation and results of operations. Additionally, if we are unable to successfully compete with current and new competitors in both retaining our existing members and attracting new members, our business will be adversely affected. Further, if an excessive number of members cancel or opt not to renew our service, we may be required to incur significantly higher marketing expenditures to attract new members than we currently anticipate. In addition, due to COVID-19’s restraining effect on content production, which resulted in an industry-wide weaker supply of high-quality content, particularly in the vertical of cinema movies, we experienced fluctuations in our subscribing member base in 2020 and 2021. To the extent quarantine restrictions are re-imposed in the future in areas in which we, our content partners or other content sources are operating, our content release schedules may be impacted again and our membership services could be negatively affected as a result. Further, content production is heavily regulated in China. If the regulatory or administrative authorities impose new requirements relating to, among other things, content supervision and approval, we may not be able to offer a variety of content offerings in time, or at all, and we cannot assure you that we will continue to maintain our membership base in the future.

If we fail to retain existing or attract new advertising customers to advertise on our platform, maintain and increase their wallet share of advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected.

We generated a substantial part of our revenues from online advertising. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display, and our members are able to skip the viewing, of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. If our advertising customers determine that their marketing expenditures on internet video streaming platforms do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as search engines, news aggregation platforms, short-form video platforms, e-commerce platforms and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers, or maintain their level of budget allocated to us, or attract new advertising customers to our platform may materially and adversely affect our financial conditions and results of operations. Our online advertising revenue witnessed year-on-year deceases of 11.3% and 17.5% in 2019 and 2020, respectively. The declines primarily resulted from tightened advertising budget of advertisers, intensified competition in the advertising industry, challenging macroeconomic environment as well as heightened regulatory scrutiny in China. Along with the rebound of advertisers’ budgets and the increase in the number of our brand advertisers, our online advertising revenue witnessed an increase of 3.6% in 2021 as compared of 2020. However, we cannot assure you that our online advertising business will not experience growth deceleration or witness declines again in the future.

Our brand advertising customers typically enter into online advertising agreements with us through various third-party advertising agencies. In China’s advertising industry, advertising agencies typically have good relationships and maintain longer periods of cooperation with the brand advertising customers they represent. Therefore, even if we have direct contact with advertising customers, we typically enter into advertising contracts with third-party advertising agencies, which represent advertising customers. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. In consideration for the third-party advertising agencies’ services, we offer them rebates based on the volume of business they bring to us. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of our advertising customers and advertising agencies to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising customer or advertising agency, and any inability of advertising customers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, there has been some consolidation among China’s advertising agencies. If this trend continues, a small number of large advertising agencies may have stronger bargaining power to demand higher rebate for advertising agency services, which could reduce our online advertising revenue.

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

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to complex and evolving statutory and regulatory requirements relating to cybersecurity, information security, privacy and data protection. Regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It is relatively new and subject to interpretations by the regulator. It requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures.

In addition, numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, the PRC government promulgated the Measures for Cybersecurity Review in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, as advised by our PRC counsel, the scope of network product or service or data processing activities that will or may affect national security is still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

On August 17, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date hereof, no detailed rules or implementation has been issued by any Protection Departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As this regulation is newly issued and the governmental authorities, including Protection Departments, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app, including mobile and smart TV apps, from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

The PRC Personal Information Protection Law, or the PIPL, took effect in November 2021. The PIPL sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as location and mobile numbers, may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security, or the Draft Measures for Internet Data Security, for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

In addition, internet information in the PRC is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear under the Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law.

While we take measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to penalties. As part of the efforts by the Cyber Administration of China, MIIT and other regulators to enhance data protection, a wide number of apps and companies have been notified to enhance data privacy protection as of the date of this annual report, including certain iQIYI apps. Although we have updated the apps to comply with the requirements of the regulators to the best we can, we cannot guarantee you that we will not be subject to more similar rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products and services, result in fines and other penalties such as suspension of our related business, closure of our website, mobile apps and smart TV apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.

As we gradually expand into overseas markets, we may be subject to laws and regulations of other countries regarding cybersecurity, information security, privacy and data protection. We strive to comply with local laws and regulations in markets where we have operations. For example, the General Data Protection Regulation, or the GDPR, of the European Union imposes obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The GDPR requires companies to submit personal data breach notifications to designated European privacy regulator in each country they have business operations, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. For another instance, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements, which, if adopted and implemented, could increase the cost and complexity of delivering our services. In addition, wherever we operate, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Our launch of new products or services or other actions that we may take may also subject us to additional laws, regulations, or other government scrutiny. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations, content acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, we have financed our operations primarily with net cash generated from financing activities such as placements of preferred shares, convertible senior notes and asset-based securities, bank loans, the financial support from Baidu, and the proceeds from our initial public offering and follow-on offering of our securities. As of December 31, 2021, we had an outstanding loan balance of RMB700.0 million (US$109.8 million) to Baidu. In order to implement our growth strategies, we will incur additional capital in the future to cover, among others, costs to produce and license content. We may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;
•	general market conditions for financing activities by companies in our industry;
•	macro-economic and other conditions in China and elsewhere; and
•	our relationship with Baidu.

As a public company with a growing business, we expect to increasingly rely on net cash provided by operating activities, financing through capital markets and commercial banks for our liquidity needs. If we fail to diversify our funding sources and obtain sufficient capital to meet our capital needs, we may not be able to execute our growth strategies and our business, financial condition and prospects may be materially and adversely affected.

We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations.

We maintain a considerable level of indebtedness to finance our operations and business expansion. Historically, we have issued the 2023 Notes, 2025 Notes and 2026 Notes, which are senior, unsecured obligations of our company. Pursuant to the terms and conditions of these Notes, we are contractually obliged to repay aggregate amount of RMB20.4 million, RMB7,647.1 million and RMB5,735.3 million to redeem the 2023 Notes, 2025 Notes and 2026 Notes upon their scheduled maturities in 2023, 2025 and 2026, respectively, assuming there is no conversion or early redemption of the Notes, the convertible senior note bondholders hold the Notes until their respective maturity dates and our company elects to settle the Notes in full by cash, among others. Additionally, holders of the Notes may require us to repurchase all or portion for cash earlier to their respective maturity date on certain dates or in certain events, including upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In November 2021, we completed the repurchase right offer relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. As a result, we are subject to refinancing risks against such indebtedness. There can be no assurance that we would be able to repay and refinance the Notes or other indebtedness in a timely manner on acceptable terms or at all. The agreements of certain of our outstanding indebtedness contain financial and other covenants that depend on the financial position and performance of our company and our subsidiaries, consolidated affiliated entities and their subsidiaries. If we fail to comply with these covenants, or there is an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. In particular, as of December 31, 2021, one of our consolidated affiliated entities failed to satisfy certain financial covenants under its existing loan facility, which, pursuant to the loan facility agreement, would allow the lender to cancel the credit line and/or cause all or part of the outstanding amount of the loans totaling RMB600.0 million (US$94.2 million) that would originally mature in 2022 to accelerate and become repayable immediately. As of the date of this annual report, the lender has waived its right to demand immediate repayment, and has renewed the related credit lines for the same amount for one more year. Therefore, we believe this would not result in an event of default with respect to our convertible senior notes. However, we cannot assure you that similar breach of financial covenants of our company, our subsidiaries, consolidated affiliated entities or their subsidiaries will not occur in the future.

In addition, we may from time to time incur additional indebtedness and other liabilities in the future. Our ability to generate sufficient cash from our operations or find alternative funding sources to satisfy our outstanding and future debt obligations and other liabilities will depend upon our future operating and financial performance, economic conditions and other factors, many of which are beyond our control. There is no assurance that we will be able to generate sufficient cash flows or obtain additional funding to service our debt obligations. We have not been profitable since our inception, and we had only been able to generate positive net cash flows in some of the financial years, in which case the positive net cash flows were mainly attributable to the net proceeds we received in our initial public offering, our convertible notes offerings and our ADSs offering. Any further deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness. If we foresee we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as significantly reducing or delaying our investment in content and technologies, selling assets, restructuring or refinancing our indebtedness, and in the event of defaults, we will be subject to enforcement actions of our creditors. These may materially and adversely impact our business, financial condition and results of operations.

We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of changes in our funding position and operating assets and liabilities, we had a working capital deficit (defined as total current assets deducted by total current liabilities) of RMB11.0 billion (US$1,718.7 million) as of December 31, 2021. In November 2021, we completed the repurchase right offer relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. As of December 31, 2021, RMB20.4 million (US$3.2 million) of the net carrying amount of the 2023 Notes was included in the non-current liabilities. The holders of the 2023 Notes may also require us to repurchase all or portion for cash upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In addition, holders of the 2025 Notes may require us to repurchase for cash all or part of their notes on April 1, 2023 or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. Holders of the 2026 Notes also have the right to require us to repurchase for cash all or part of their Notes on August 1, 2024 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. Furthermore, upon the occurrence of an event of default, the trustee of our convertible senior notes may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. These repurchase arrangements of our Notes or the occurrence of any event of default may impact our future working capital position. For actions that we plan to take in order to manage our working capital, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” For the risks relating to our ability to continue as a going concern, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and may continue to incur losses in the future.” There can be no assurance, however, that we will be able to prudently manage our working capital, or raise additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially and adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

Starting in April 2020, we and certain of our current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-01830 (U.S. District Court for the Eastern District of New York). In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021, and a decision on the motion is currently pending. This case remains in its preliminary stages. Regardless of the merit of particular claims, legal proceedings and investigations may result in reputational harm, be expensive, time consuming, disruptive to our operations and distracting to management. In the event we do not prevail or we enter into settlement arrangements in any of these proceedings or investigations, we may incur significant expenses which may materially adversely affect our results of operations.

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

We were subject to a total of 2,159 lawsuits in China for alleged copyright infringement between January 1, 2019 and December 31, 2021, in connection with our platform. Approximately 72.4% of the lawsuits filed from January 1, 2019 through December 31, 2021 in connection with the iQIYI platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. As of December 31, 2021, a total of 566 lawsuits against us in connection with our platform were pending in China, with the aggregate amount of damages sought under these pending cases being RMB381.0 million (US$59.8 million).

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

We believe that maintaining and enhancing our iQIYI brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our membership base and attractiveness to advertising customers and content providers. Since the streaming entertainment industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to remain the market leader in China, which may be difficult and expensive. To the extent our content, in particular, our original content, is perceived as low quality or otherwise not appealing to users, our ability to maintain and enhance our brand may be adversely impacted.

Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.

We began to expand our overseas business operations in late 2019. We have launched our multilingual iQIYI app, which currently supports twelve languages and can be downloaded globally from major iOS and Android app stores. We also cooperate with local partners to promote our app and expand our user base. We are subject to PRC law in addition to the laws of the foreign countries and regions in which we operate. If any of our overseas investments or operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

•	Our overseas expansion may not be successful and may expose us to a number of risks inherent in doing business internationally, including:
•	difficulties with staffing and managing foreign operations, which may be exacerbated as a result of distance, time zone, language and cultural differences;
•	challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
•	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
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

We may be the subject of detrimental conduct by third parties, including complaints to regulatory agencies and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, users, advertising customers and revenues, and adversely affect the price of our ADSs.

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations and other negative publicity, directly or indirectly against us, may be posted online or otherwise generally disseminated by anyone, whether or not related to us. We may be subject to regulatory investigations, lawsuits or public perception backlash as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, users, advertising customers and revenues, and adversely affect the price of our ADSs.

Increases in market price of professionally-produced content, or PPC, may have a material and adverse effect on our business, financial condition and results of operations.

PPC constitutes a significant part of our content offerings. The market prices for PPC, especially TV series and movies, have increased significantly in China during the past few years. Due to the improving monetization prospects, internet video streaming platforms are generating more revenues and are competing aggressively to license popular content titles, which have in turn led to increases in licensing fees of PPC in general. As the market further grows, the expectations of copyright owners, distributors and industry participants may continue to rise, and as such they may demand higher licensing fees for PPC. Furthermore, with the expansion of our content library, the costs for PPC may continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for PPC, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

We operate in a highly competitive market and we may not be able to compete effectively.

We face competition for content sourcing, user traffic and advertising customers from other streaming entertainment platforms in China, primarily including Tencent Video, Youku, Mango TV and Bilibili. We compete for users, usage time and advertising customers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. Our competitors may compete with us in a variety of ways, including by obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. In addition, certain internet video streaming platforms may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their platforms for any such infringing content. As a result, we may be placed at a disadvantage to some of these companies that do not incur similar costs as we do with respect to content production, acquisition and moderation. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers and members, as well as have a material and adverse effect on our business, financial condition and results of operations.

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

Our success depends on the continued and collaborative efforts of our senior management, especially our executive officers, including our founder, Dr. Yu Gong. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how, advertiser customers and other valuable resources. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, we cannot assure you that they will abide by the employment agreements or our efforts to enforce these agreements will be effective enough to protect our interests.

The COVID-19 epidemic has had and could continue to have a material adverse impact on our business, operating results and financial condition.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. Our financial position, results of operations and cash flows are affected by the trajectory of COVID-19, including its impact on the streaming entertainment industry and the Chinese economy in general.

The spread of the disease and the preventive actions taken imposed a strong restraining effect on content production and title release in the entire online entertainment industry. This caused an undersupply of content, especially cinema movies, throughout 2020 and 2021, which may continue in future periods. Since 2020, our release of future films have been hit significantly by the COVID-19 pandemic, which has caused a decrease in the quantity of our content offerings. This in turn has negatively affected our ability to retain existing subscribing members and attract new ones. The entire internet video industry in the PRC has been, and may continue to be, adversely impacted by COVID-19. For example, our subscribing member base witnessed fluctuation: the number of subscribing members increased during the first half of 2020 driven by the increased demand for entertainment during the period resulting from the temporary office closure and quarantine and social distancing measures, while the same witnessed decline at the end of 2020 as compared with 2019 due to the weakened supply of content, particularly of movies. The fluctuation in our subscribing member base continued in 2021. The challenging macroeconomic environment in China and the uncertainty of certain content scheduling amid the early stage of the pandemic also resulted in shrinkage in the budgets of advertisers.

We have stepped up content production and sourcing since July 2020, and the spread of COVID-19 was substantially controlled in China as of the end of 2020. However, the COVID-19 pandemic continues to evolve, and restrictions have been re-imposed from time to time thereafter in certain cities to combat sporadic outbreaks. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the pandemic, including the outbreak of Delta and Omicron and potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

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

To manage the further expansion of our business, products and offerings and the growth of our operations and personnel, we need to continually expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures, compliance and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with talents, content providers, distributors, advertising customers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

We have been constantly endeavoring to develop new products and offerings that provide other contents, content formats or services such as, short-form videos, live streaming, online literatures and comics. However, our expansion of new products and offerings may result in unseen risks, challenges and uncertainties. We may incur additional expenditure to support our expansion and it may strain our managerial, financial, operational and other resources. Any failure in managing expenditures and evaluating user demands for new products and offerings could materially and adversely affect our business, financial condition and results of operations.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is evolving. We currently generate a substantial majority of our revenues from membership services and online advertising. We plan to strengthen revenue contribution from our other monetization methods, such as online games, live streaming, and IP licensing. We have no proven track record of or experience in generating substantial revenues from other monetization methods. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or content partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

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

We face risks, such as unforeseen costs and potential liability in connection with content we produce, license or distribute through our platform.

As a producer, licensor and distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the content that we produce, license, provide or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our platform such as user reviews. We are responsible for the production costs and other expenses of our original content. We also take on risks associated with production, such as completion and key talent risk. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on our platform, or if we become liable for content we produce, license or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

We are subject to PRC regulations governing internet access and the distribution of videos and other forms of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. Furthermore, as an internet video streaming platform, we are not allowed to (i) produce or disseminate programs that distort, parody or vilify classic literary works; (ii) re-edit, re-dub or re-caption the subtitles of classic literary works, radio and television programs, and network-based original audio-video programs, (iii) intercept program segments and splice them into new programs; or (iv) disseminate edited pieces of works that distort the originals. We shall strictly supervise our self-made content and the reprogramed videos uploaded by our users and shall not facilitate the dissemination of defective audio-video programs. New laws and regulations may be adopted from time to time to prohibit or restrict internet platforms from distribution of certain types of videos and information. For example, On September 2, 2021, the National Radio and Television Administration, or the NRTA (previously known as the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT) issued the Circular of the General Office of the National Radio and Television Administration on Further Strengthening the Management of Cultural Programs and Their Personnel, pursuant to which online audio-video platforms shall not broadcast idol training shows, as well as variety entertainment shows and reality shows participated by celebrities’ children. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned programs or platforms, delay of content air time and reputational harm. In addition, these laws and regulations are subject to interpretation by the relevant authorities, which may change in a manner that could render our current content moderation efforts insufficient. As a result, it may not be possible to determine in all cases the types of content that could cause us to be held liable as an internet content provider. Furthermore, as we continue to diversify our content offerings, we are subject to increased uncertainties and extended period of time needed for the review of our content. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Content Providers,” “—Regulations on Internet Audio-video Program Services” and “—Regulations on Internet Information Security, Censorship and Privacy Protection.”

Internet platform operators may also be held liable for the content displayed on or linked to its platform that is subject to certain restrictions. In addition to professionally produced content, we allow our users to upload other video content, such as internet movies, internet drama series, interactive videos, vertical or horizontal videos, short-form videos, micro-videos, and video blogs, or Vlogs, among others. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content uploaded by our users, we may not be able to identify all videos or other content that may be illegal or otherwise objectionable. In addition, we may not be able to always keep these internal procedures abreast of changes in the PRC government’s requirements for content display. See “Item 4. Information on the Company—B. Business Overview—Business—Content Moderation” for more details relating to our content moderation procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may subject us to liability, government sanctions or loss of licenses and permits.

To the extent that PRC regulatory authorities, such as Cyberspace Administration of China, which has promulgated the Provisions on the Governance of Network Information Content Ecology with effect from March 1, 2020, find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. The NRTA, publishes from time to time lists of content that is objectionable, and we monitor content uploaded on to our platform and remove those referenced in the list. In addition, regulatory authorities may impose penalties on us for content displayed on or linked to our platform in cases of material violations or lacking proper license, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find the video and other content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our users.

Our business is significantly impacted by the reputation of artistes featured in videos produced by us or presented on our platform.

Audience are drawn to videos we presented based on factors such as the artistes reputation and popularity, the content themes and the overall production value of the videos. Any negative news about these artistes, such as inappropriate conduct in their private life, scandals or criminal allegations, will pose a negative impact on the videos or TV series featuring these artistes. Negative publicity of or media coverage about our artistes or the content we provide will cause a negative impact on the image of the artistes and ourselves, which could have a negative impact on our brand image in the online entertainment industry and our relationships with the agencies we work with.

Furthermore, the popularity and audience acceptance of artistes featured in videos produced by us or provided on our platform cannot be predicted accurately, and we may not be able to timely respond to the changes in the market trends. There is no guarantee that we will be able to accommodate the audiences’ preferences on the type of videos and the selection of artistes catering to the changing market trends. The failure to achieve any of the foregoing or the sudden changes in the audiences’ preferences will adversely affect our business, financial condition and results of operations.

We operate in a rapidly evolving industry that is subject to continuous technology developments. Adjusting our services in response to developments in the industry and technology and the resulting changes in users’ demands and preferences could result in our incurrence of additional costs and expenses, and if we fail to keep up with such changes, our business, results of operations and prospects may be materially and adversely affected.

The streaming entertainment industry is rapidly evolving and subject to continuous technology developments. Our success depends on our ability to capture the trends in technology developments and offer services and products catering to the resulting changes in users’ demands preferences. We have been innovating on our content formats and viewing features and enabling the availability of our content on more viewing terminals to serve users’ evolving demands and preferences along with technological developments. We have expanded our content reach from personal computers and mobile devices to connected TV devices, capturing the evolution of users’ preference from viewing videos on personal computers to mobile devices and from small screens to connected TV devices. We have also directed research and development efforts to the area of virtual reality technologies, based on which we launched our VR devices and VR movies in response to users’ demand for more personalized and immersive viewing experience. Nonetheless, we cannot assure you that we will always be able to accurately predict or capture the trends in technology developments that could result in users’ behavior changes and guide our operations accordingly. In addition, we may incur substantial, extra costs and capital expenditures as we develop and modify products, services, systems or infrastructure in response to changes in users’ demands and preferences resulting from technology developments. For example, the expansion of our content reach from personal computers and mobile devices to connected TV devices resulted in increase in bandwidth costs and operating expenses historically. There could be further adaptations needed in the future as the industry and technology continue to evolve, which could impose additional challenges and result in rise in cost. While we have been improving bandwidth and operation efficiency through technology innovations, we cannot assure you that our technology innovations will always be developed fast enough to offset potential negative impacts on our operation efficiency associated with such adaptions.

Further, as we make our services available across content terminals from personal computers and mobile devices operating on different systems to connected TV devices, we are dependent on the interoperability of our services with such terminals, whose systems and the functionality, compatibility and performance thereof, such as those of set up boxes operated by cable TV networks as well as Android and iOS mobile operating systems, are beyond our control. Any changes in the functions and features of such systems or devices that degrade the functionality of our services or give preferential treatment to our competitive services could adversely affect usage of our services. Meanwhile, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented market such as China, it will result in an increase in our costs and expenses.

If we fail to adapt our products and services to trends and changes in technology and to the resulting evolution of users’ demands and preferences in an effective and timely manner, users’ experience on our platform may deteriorate, our products and services may become less attractive and we may miss potential growth opportunities and suffer from decrease in user traffic and shrinkage in subscribing member base and number of advertising customers. If we cannot effectively address the cost and efficiency impediments associated with related service and operation adaptations and strategy adjustments, our ability to achieve profitability will be hindered. Each of these occurrences could materially and adversely affect our business, results of operations, financial conditions and prospects.

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

Although we have set up procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible, and we do not attempt to, identify and remove or disable all potentially infringing content that may exist. Similarly, although we have set up screening processes to try to filter out or disable access to content that we have previously been informed is subject to claims of copyright or other intellectual property protection, we do not attempt to filter out or disable access to all potentially infringing content available through our services. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights or other intellectual property rights. We have been, and may in the future be, subject to such claims filed in China and other jurisdictions. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform.

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

We have been subject to lawsuits in China for alleged unfair competition in connection with our platform. We may also face litigation or administrative actions for defamation, negligence, copyright and trademark infringement, or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merits, may be expensive and time-consuming to defend and may result in significant diversion of resources and management attention from our business operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

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

Furthermore, policing unauthorized use of copyrights, proprietary technology and other intellectual properties is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Historically and up to the date hereof, we have commenced multiple actions, some of which are at their preliminary stages, to protect our copyrighted content from being streamed on other streaming entertainment platforms without authorization. Such litigations and an adverse determination in any such litigations could result in substantial costs and diversion of resources and management attention. While we obtained favorable rulings in some of these cases, we cannot guarantee success in others or any future ones, neither can we assure you that we are able to recover our loss resulting from the infringements or the cost incurred in enforcing our rights.

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as insecure, users and advertising customers may curtail or stop using our products and services and our business and operating results may be harmed.

Our products and services involve the storage and transmission of users’ and advertising customers’ information, particularly billing data, as well as original content, and security breaches expose us to a risk of loss of this information, loss of users, litigation and potential liability. We experience cyber-attacks of varying degrees on a regular basis, including hacking into our user accounts and redirecting our user traffic to other internet platforms, and we have been able to rectify attacks without significant impact to our operations in the past. Functions that facilitate interactivity with other internet platforms could increase the scope of access of hackers to user accounts. We take measures to protect against unauthorized intrusion into our users’ data. Nevertheless, our payment processing services or other third-party services we use could experience an unauthorized intrusion into our users’ data. In the event of such a breach, current and potential users may become unwilling to provide to us the information that is necessary for them to use our services or become our members. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our users’ data occur, our business could be adversely affected.

Our security measures may also be breached due to employee error, malfeasance or otherwise. For example, we face risks of users bypassing the membership verification process on our platform with illegal technology and manipulating our system into recognizing them as paid members. As a result, such users may illegally gain access to premium content without purchasing our membership. Additionally, external parties may attempt to fraudulently induce employees, users or customers to disclose sensitive information in order to gain access to our data or our users’ or customers’ data or accounts, or may otherwise obtain access to such data or accounts. Since our users and customers may use their accounts to establish and maintain online identities, unauthorized communications from accounts that have been compromised may damage their reputations and brands as well as ours. Furthermore, we face the risk of hackers gaining illegal access to and illegally distributing our original content that has not been released. While such incidents have not occurred in the past, we cannot assure you that they will not happen in the future. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services that could have an adverse effect on our business and operating results. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures and our reputation and relationships with users could be harmed, we may lose users and customers and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and operating results.

We rely upon our partner to make our service available through smart TV.

In smart TV video streaming market, only a small number of qualified license holders can provide internet audio and visual program service to the TV terminal users via smart TVs, set-top boxes and other electronic products. Most of those license holders are radio or TV stations. Private companies that wish to operate such business need to cooperate with those license holders to legally provide relevant services. We entered into a cooperation arrangement with Galaxy Internet Television Co., Ltd., our license partner, and our license partner currently offers certain of our members the ability to receive streaming content through smart TV. If we are not successful in maintaining existing or creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our streaming content to our members via these devices, our ability to grow our business may be adversely impacted.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertising agencies and advertisers must comply with relevant laws and regulations. Under PRC law, we may have claims against advertising agencies and advertisers for all damages to us caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for any fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

A majority of the advertisements shown on our platform are provided to us by third parties. Although we have implemented automated and manual content moderation systems and significant efforts have been made to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large volume of in-feed ads and the uncertainty in the application of these laws and regulations. In addition, advertisers, especially in-feed advertisers, may, through illegal technology, evade our content moderation procedures to display advertisements that do not comply with applicable laws and regulations on our platform. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.
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

Disruption or failure of our IT systems, cybersecurity related threats or our failure to timely and effectively scale and adapt our existing technology and infrastructure could impair our users’ streaming entertainment experience and adversely affect our reputation, business and operating results.

Our ability to provide users with a high-quality streaming entertainment experience depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertising customers to switch to our competitors’ platforms. Our IT systems and proprietary content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party service providers. For example, we have experienced intermittent interruptions for up to 48 hours of viewer access to one popular drama title in the past. In addition, in February 2020, we have experienced intermittent interruption for approximately two hours of user access to our platform. Such interruption was caused by a malfunction at an internet data center, combined with slow response from our backup server supplier caused by the COVID-19 outbreak and a peak of user traffic on our platform. The interruption was fixed within approximately two hours and we have expanded the capacity of our servers hosted at internet data centers. Our platform has also experienced general intermittent interruptions in the past. These interruptions were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; (iii) service malfunction of payment gateway; and (iv) service malfunction of the telecommunications operators, such as power outage of internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our IT systems. Since we host our servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions. Furthermore, in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity related threats as follows:

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

We utilize a combination of proprietary and third-party technologies to operate our business. These include the technologies that we have developed to recommend and monetize content to our users as well as enable fast and efficient delivery of content to our users and their various internet connected devices. For example, we use our own CDN, and third-party CDN services to support our operation. To the extent internet service providers do not interconnect with the CDN services we use, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. Likewise, if our recommendation and monetization technology does not enable us to predict and recommend content that our users will enjoy, our ability to attract and retain users may be adversely affected. We also utilize third party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users’ electronic devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.

All films and television shows in China, whether produced in the PRC or overseas, must be pre-approved by SARFT, the authority of which is currently exercised by the NRTA and the State Film Bureau, or the SFB, and distributors of these films and television shows must obtain an applicable permit before releasing them. In addition, online games are also subject to approval by the SAPPRFT, the authority of which is currently exercised by the National Press and Publication Administration, or the NPPA.

In terms of licensed third-party content published or online games we distribute, we obtain and rely on written representations from content providers and third-party operators regarding the NRTA, SFB, NPPA and other approval and filing status of these content and online games, and, to a lesser extent, require content providers and third-party operators to produce evidence demonstrating that they and the licensed content or the online games have received all requisite permits and approvals. We also import some foreign TV dramas and films and apply for the permits for and register such contents with the competent authorities by ourselves. However, we cannot assure you that our monitoring procedures with respect to licensed content and online games are fully adequate, and we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by the NRTA, SFB or NPPA due to violations of the approval and permit requirements and for the foreign TV dramas and movies imported by us, we cannot assure you that we will be able to obtain the permits for or register such contents with the competent authorities in a timely manner or at all. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video, online games or other content on our platform or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of the relevant laws and regulations. Although we have internal content moderation procedures in place to review our procured content, we face risks of termination or revocation of permits and approvals, contractual misrepresentations and failure to honor representations or indemnify us against any claims or costs by content providers.

We have obtained the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Internet Audio-video Program Transmission License, the Network Culture Business Permit, Permit to Produce or Operate Radio and Television Programs, the Permit for Internet Drug Information Service, and other relevant permits required for operating our main business. However, we have not obtained certain approvals or permits which are required or may be required for our operation of certain businesses. For example, we have not obtained the Permit for Internet News Information Service to publish current political news on our platform or disseminate such news through the internet. Beijing iQIYI has not obtained the Internet Publishing Service License in relation to our online comics and online literature operation. We also have not obtained certain service items for our Permit for Internet Audio-video Program Service, such as displaying and forwarding current political audio-video news programs. Although we plan to apply for such licenses to the extent practical and we maintain regular oral communication with relevant regulatory authorities, which have not objected to the operations of our business in question, if we fail to obtain, maintain or renew such licenses, or obtain any additional licenses and permits or make any records or filings required by new laws, regulations or executive orders required for our new business in a timely manner or at all, we could be subject to liabilities or penalties, and our operations could be adversely affected.

In addition, new laws and regulations, and the evolving practice in the implementation of the existing laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. For example, we have voluntarily taken down certain online advertisements on our platform due to tightened regulations on online advertisements. We have also taken down or cut down contents on our platform due to sanctions put on their cast or other limitations imposed by relevant governmental authorities from time to time.

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

We have invested in or acquired complementary assets, technologies and businesses in the future, and such efforts may fail, may cause risks of non-compliance and may result in equity or earnings dilution.

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

Our members pay for our service using a variety of different online payment methods. We rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted.

Negative media coverage could adversely affect our business.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate or the talents on our platform, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers, other employees, talents on our platform, or by third party suppliers;
•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, other employees, talents on our platform, or by third party suppliers;
•	user complaints about the quality of our products and services;
•	copyright infringements involving us and content offered on our platform;
•	security breaches of confidential user information;
•	improper actions by fans; and
•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

Furthermore, negative publicity about talents on our platform could occur in many circumstances that are beyond our control. For instance, they may post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may thus receive negative comments and complaints or even cause their accounts to be closed by social media platforms. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors. Any negative publicity of or media coverage about the talents on our platform, regardless of its veracity, could harm our reputation and have a negative impact on our business.

In addition, we are exploring various opportunities and marketing strategies to better monetize our membership base, including offering early access privilege to certain drama series for an additional fee. We may receive negative news reports, or negative publicity on influential TV shows, on such initiatives, which may negatively impact our reputation and results of operations. We may also be affected by publicity relating to third party service providers. In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media apps and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs, as well as sanctions and anti-sanction actions implemented by both sides. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We adopted the 2010 Equity Incentive plan on October 18, 2010, or the 2010 Plan, which was amended and restated on November 3, 2014 and August 6, 2016, the 2017 Share Incentive Plan on November 30, 2017, or the 2017 Plan, and the 2021 Share Incentive Plan on December 2, 2021, or the 2021 Plan. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the 2010 Plan, we are authorized to grant options, stock appreciation rights, restricted stock units and other types of awards that the administrator of the 2010 Plan decides. Under the 2017 Plan, we are authorized to grant options, restricted shares and restricted share units. Under the 2021 Plan, we are authorized to grant options and restricted share units. Under the 2010 Plan, as amended, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 720,000 shares. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 364,000,000 Class A ordinary shares, or the 2021 Plan Award Pool, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one share) granted shall reduce the number of shares in the 2021 Plan Award Pool available for future grants by 1.3 shares. As of February 28,

2022, options to purchase a total of 339,081,857 ordinary shares were outstanding under the 2010 Plan. No awards were outstanding under the 2017 Plan or the 2021 Plan as of February 28, 2022. For the years ended December 31, 2019, 2020, and 2021, we recorded RMB1,084.5 million, RMB1,370.1 million and RMB1,219.2 million (US$191.3 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. Our business operations could be disrupted if any of our employees is suspected of having any transmissible health epidemic, since this may cause our employees to be quarantined and our offices to be temperately shut down. In addition, our results of operations may be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

Conflicts of interest may arise between Baidu and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Our board members may have conflicts of interest. Our directors Mr. Robin Yanhong Li, Mr. Herman Yu, Dr. Dou Shen and Mr. Junjie He are also employees of Baidu. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Baidu and us.

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

As of February 28, 2022, Baidu held 51.5% of our outstanding ordinary shares, representing 91.4% of our total voting power. Baidu has advised us that it does not anticipate disposing of its voting control in us in the near future. Baidu’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online game services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multi-party communication, store-and-forward, and call center) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List, and other applicable laws and regulations.

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture and publishing business and film/drama production and operation (including importation) business. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries are eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through our consolidated affiliated entities in China, Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment, and their subsidiaries. Our wholly owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with our consolidated affiliated entities and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in our consolidated affiliated entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities in China and hence consolidate their financial results as our variable interest entities under U.S. GAAP. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our consolidated affiliated entities with which we maintained these contractual arrangements and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in our consolidated affiliated entities.

Our holding company in the Cayman Islands, our consolidated affiliated entities, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated entities and, consequently, the business, financial condition, and results of operations of our consolidated affiliated entities and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our consolidated affiliated entities which contributed 94% of our revenues in 2021. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in online video and other foreign-restricted services, or if the PRC government otherwise finds that we, our consolidated affiliated entities, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT, NRTA, the SFB, the NPPA, the Ministry of Culture and the MOFCOM, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and operating licenses of such entities;
•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and consolidated affiliated entities;
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

In addition, in September 2009, the General Administration of Press and Publication, or the GAPP, together with several other government agencies issued a notice, or the Circular 13, prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Other government agencies that also had the authority to regulate online game operations in China when the Circular 13 was issued, such as the Ministry of Culture and the MIIT, did not join the GAPP in issuing the Circular 13. The GAPP was replaced by the SAPPRFT and later by the NPPA. To date, none of the GAPP, the SAPPRFT and the NPPA has issued any interpretation of the Circular 13. Due to the ambiguity among various regulations on online games and a lack of interpretations from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our relevant contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our relevant contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, the relevant contractual arrangements may be challenged by the NPPA or other governmental authorities. If we were found to be in violation of the Circular 13 to operate our mobile game business, the NPPA, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the relevant licenses and registrations. If we were found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and the Circular 13, the relevant regulatory authorities would have broad discretion in dealing with such violations.

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of the variable interest entity structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entities in China that most significantly impact their economic performance, or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with consolidated affiliated entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their shareholders of their obligations under the contracts to exercise control over our consolidated affiliated entities. The shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our consolidated affiliated entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with our consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the our contractual arrangements with our consolidated affiliated entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in the audit procedures of our auditors and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020.  The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our ADSs could be prohibited from trading in the United States as early as 2023.

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

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. Furthermore, according to the Negative List promulgated by the MOFCOM and the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the State when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China. The Chinese government also exercises significant control over China’s economy through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations and enhanced supervision over large internet platforms may adversely affect our business, financial condition and results of operations, and could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our PRC subsidiaries and consolidated affiliated entities is required to be registered with the SAFE or its local branches or filed with SAFE in its information system, and (b) each of our PRC subsidiaries and consolidated affiliated entities may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits (as defined below). See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” Any loan to be provided by us to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries and consolidated affiliated entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance because we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary (the “Risk-Weighted Approach and the Net Asset Limits”). According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiaries are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

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

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or natural persons acquire an affiliated PRC domestic enterprise. After the Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. Moreover, the Anti-Monopoly Law requires that the SAMR (or MOFCOM before March 2018) shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors increasingly time-consuming and complex. These rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the competent authority, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the competent authority may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

If the chops of our PRC subsidiaries and our consolidated affiliated entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that iQIYI, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares or ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gain is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of iQIYI, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iQIYI, Inc. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and antimonopoly related laws recently. For example, in April 2021, the SAMR, the Cyberspace Administration of China and the SAT, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of the PRC shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been volatile and has ranged from a low of US$2.11 to a high of US$46.23 since our ADSs started to trade on the Nasdaq Global Select Market on March 29, 2018. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in China in particular, may affect the volatility in the prices of and trading volumes for our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the price of our ADSs may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our ADSs to decline.

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

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and SEC enforcement actions.

We are currently, and may in the future be, the subject of unfavorable allegations made by short sellers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information about the Wolfpack short seller report, including the related SEC investigation and class action lawsuits. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our ADSs could be greatly diminished.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

Due to the disparate voting powers attached to these two classes of ordinary shares, Baidu, holder of our Class B ordinary shares, held approximately 51.5% of our total issued and outstanding ordinary shares on an as-converted basis and 91.4% of the voting power of our outstanding shares as of February 28, 2022. Therefore, Baidu has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Herman Yu, who is a member of our audit committee and is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the shareholder approval for material amendment to our 2010 Equity Incentive Plan, and the shareholder approval for the adoption of our 2021 Share Incentive Plan. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2021. Furthermore, as a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

We may be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Generally, a non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of these rules, the value of certain of our assets is generally determined by reference to the market price of the ADSs and class A ordinary shares, which may fluctuate considerably.

Based on the market price of our ADSs, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2021, and do not presently expect to be a PFIC for the 2022 taxable year or the foreseeable future. However, PFIC status is a fact-intensive determination that generally cannot be determined until after the close of the taxable year in question, and is based on that year’s composition of income and assets (which could change significantly during the course of a taxable year). Fluctuations in the market price of our ADSs, for instance, may cause us to become a PFIC for the current or subsequent taxable years because the value of certain of our assets for the purpose of the asset test is generally determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of our consolidated affiliated entities for U.S. tax purposes. Accordingly, no assurance can be given regarding our PFIC status for the current or any taxable year.

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

In December 2018, we completed an offering of US$750 million in aggregate principal amount of convertible senior notes due 2023. In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of convertible senior notes due 2025. In December 2020, we completed an offering of US$800 million in aggregate principal amount of convertible senior notes due 2026. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes in January 2021. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible senior notes define a “fundamental change” to include, among other things: (i) any person or group becoming a beneficial owner of our company through gaining more than 50% voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares; (ii) any recapitalization, reclassification or change of our ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transaction of all or substantially all our consolidated assets, to any person other than one of our subsidiaries or consolidated affiliated entities; (iii) the adoption of any plan or proposal relating to the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed or quoted on any of The Nasdaq Global Select Market, The Nasdaq Global Market or The New York Stock Exchange (or any of their respective successors) and none of the ADSs, Class A ordinary shares, other common equity and ADSs in respect of reference property is listed or quoted on one of The Nasdaq Global Select Market, The Nasdaq Global Market or The New York Stock Exchange (or any of their respective successors) within one trading day of such cessation; or (v) any change in or amendment to the laws, regulations and rules in the PRC that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible senior notes.

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

In March 2010, we established a wholly-owned PRC subsidiary, Beijing QIYI Century Science & Technology Co., Ltd., or Beijing QIYI Century. In November 2011, we obtained control over Beijing Xinlian Xinde Advertisement Media Co., Ltd. and in May 2012 we renamed it Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, to operate our internet video streaming services. In December 2012, Shanghai iQIYI Culture Media Co., Ltd., or Shanghai iQIYI, was established as our exclusive advertising agent. In May 2013, we acquired the online video business of PPS. We primarily provide live streaming service through Shanghai Zhong Yuan

Network Co., Ltd., or Shanghai Zhong Yuan, the operating entity of PPS. We have control over and are the primary beneficiary of Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan through a series of contractual arrangements. Beijing iQIYI and Shanghai Zhong Yuan hold our ICP licenses and other licenses and permits necessary for our business operation.

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

In December 2020, we completed a registered public offering of US$800 million in aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes in January 2021. The initial conversion rate of the 2026 Notes is 44.8179 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS and represents a conversion premium of approximately 27.5% over the price to public per ADSs in the ADSs offering concurrent with the offering of the 2026 Notes, which was US$17.50 per ADS). The conversion rate for the 2026 Notes is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. The 2026 Notes will bear interest at a rate of 4.00% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed or converted in accordance with the terms of the Notes prior to such date. The holders may require us to repurchase all or part of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

Concurrently with the issuance of 2026 Notes, we also completed a registered follow-on public offering of 40,000,000 ADSs at a public offering price of US$17.50 per ADS. The underwriters exercised their option to purchase 4,594,756 additional ADSs at the price of US$17.5 per ADS in January 2021.

In November 2021, we completed the repurchase right offer relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer.

In March 2022, we entered into subscription agreements with Baidu and a consortium of financial investors that include Oasis Management Company Ltd., who have agreed to subscribe for and purchase from us, through a private placement, a total of 164,705,882 newly issued Class B ordinary shares and 304,705,880 newly issued Class A ordinary shares of our company, for a total purchase price of US$285 million in cash. In accordance with the subscription agreements, Baidu subscribed for Class B ordinary shares, and the financial investors subscribed for Class A ordinary shares.

Our principal executive offices are located at 9/F, iQIYI Innovation Building, No. 2 Haidian North First Street, Haidian District, Beijing, 100080 People’s Republic of China. Our telephone number at this address is +86 10 6267-7171. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.iqiyi.com. The information contained on our website is not a part of this annual report.

B.Business Overview

iQIYI is an innovative market-leading online entertainment service provider in China. Since the beginning, we have always put content and users at the center, orienting each of our business strategies around delivering superior content quality and user-friendliness. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular entertainment. Designed and refined by our engineers with a deep understanding of the evolving user preferences, our products continue to offer superior entertainment experience for users.

Our platform features a variety of premium video content, in particular iQIYI original dramas and shows. With over 50 in-house studios spearheading our original content production, we are home to many acclaimed original drama series and variety show franchises, and have successfully serialized our original content into blockbuster sequels to accumulate and amplify IP value overtime. We also expand our premium content offering through licenses and partnerships, which supplement our original content. As of December 31, 2021, we had over 40,000 professionally produced content (PPC) titles in our comprehensive and diversified video content library, comprised of drama series, variety shows, films and others.

We have a large and growing user and subscribing member base. In 2021, we had 428.6 million average mobile MAUs and 85.7 million average mobile DAUs. In 2021, we had 108.0 million average Connected TV MAUs and 34.1 million Connected TV DAUs; our users spent 6.4 billion hours per month on average on our platform through all devices. With a strong dedication to offering premium and diversified content, we have attracted a massive and loyal paying user base. We have also developed innovative subscribing programs so that our members can choose the service package that caters to their individual tastes. In 2021, we had an average daily number of total subscribing members of 101.6 million and monthly average revenue per membership (ARM) of RMB13.71. Our user base brings us significant monetization opportunities. We generate revenues through membership services, online advertising services and a suite of other monetization methods. Our monetization model fosters an environment for high-quality content production and effective content distribution on our platform, which in turn expands our user base and increases user engagement, creating a virtuous cycle.

Our Products and Services

We provide our users with a variety of products and services encompassing internet video, online games, live streaming, online literature, animations and others.

Video

We produce, aggregate and distribute a wide variety of professionally produced content, or PPC, as well as a broad spectrum of other video content in a variety of formats.

Professionally Produced Content (PPC)

iQIYI original content

Our original content includes content produced in-house and content produced in collaboration with quality third-party partners. Our original content titles include popular drama series, such as The Lost Tomb (盗墓笔记), The Thunder (破冰行动), Feng Qi Luoyang(风起洛阳), and the titles launched under our Theater Model including The Bad Kids (隐秘的角落), The Long Night (沉默的真相) and Who is the Murderer(谁是凶手); popular variety shows, such as The Big Band (乐队的夏天), Qipa Talk (奇葩说), The Detectives' Adventures(萌探探探案) and Super Sketch Show(一年一度喜剧大赛); high-quality movies, such as Mirrors and Feathers (北方一片苍茫), Tough Out (棒!少年), Break Through the Darkness(扫黑•决战) and Northeastern Bro (东北恋哥); and popular animations, such as Deer Squad (无敌鹿战队), The World of Fantasy (灵域) and Beyond the Ocean (四海鲸骑). iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

We also adapt high-quality video IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

Licensed content

In addition to original content, we also provide users with a curated selection of high-quality PPC from third parties. Leveraging our expertise in content selection, we have successfully debuted well-received titles such as drama series iPartment (爱情公寓), In the Name of People (人民的名义), Go Go Squid (亲爱的,热爱的), Qing Yu Nian (庆余年), My Heroic Husband (赘婿), and variety show Keep Running Season V (奔跑吧第五季). Our licensed content library also features a rich collection of movies, animations, documentaries and other content.

We license video content typically at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with films and drama series having an average term of nine years and eleven years, respectively. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. We also exchange rights to distribute licensed content with other internet video streaming services to enrich our content library. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

We leverage our content procurement team’s insights and our AI-based big data analytics capabilities to optimize content procurement. We have established strong partnerships with content providers to ensure access to high-quality content. These partners include leading domestic drama series production companies, film production companies and TV stations, “Big Six” Hollywood production studios, top TV networks in the U.S., etc.

Other Video Content

In addition to professionally produced content, we also offer a broad base of other video content with all kinds of genres, formats and lengths of duration, such as internet movies and dramas, mini variety shows and animations, vertical or horizontal videos, as well as grassroot or influencer uploaded videos, edited video clips, and video blogs, or Vlogs, among others. Our other video content expands our library and allows us to capture a broader user base, drive user engagement and enhance user stickiness.

Our other video content is created and uploaded to our platform by a wide array of content providers. The content providers range from, among others, ordinary registered users, amateurs, semiprofessional partners, to internet influencers, multi-channel networks, self-media, and production studios, which collectively contribute to growing our creative user community. Content providers upload their videos onto their iQIYI partner accounts, an open platform we provide, to share, distribute and monetize their video content. We then evaluate the quality of uploaded videos before final approval. Users can subscribe for and follow their favorite iQIYI partner accounts.

Other Products and Services

Our other products and services include online games, live streaming service, literature, comics and others.

We distribute third-party online games featured in various formats, including mobile games, webpage games, and H5 games. Following the acquisition of Skymoons in July 2018, we also launched several self-developed and licensed games and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content. We provide high-quality online literature and comics works which can be adapted into script for derivative entertainment products. Our iQIYI Show enables users to follow their favorite hosts, celebrities and shows in real time through live streaming. Furthermore, we are developing a video community to build an ecosystem that empowers users to discover video content based on their interests, follow content creators, and interact with other users with the same interests.

iQIYI Lite

In January 2021, we officially released the iQIYI Lite app, which offers users an easy and quick access to the personalized videos based on their user preferences. We offer various free content on iQIYI Lite app with advertisements catered to the preferences of users, and we also offer membership services for subscribing members of iQIYI Lite app. iQIYI Lite helps us to expand our total addressable market by penetrating into regions and user cohorts which are not yet covered by our main app.

Overseas Business

We expand our business overseas through our multilingual iQIYI app, which offer a curated selection of popular imported and local video content titles. Our multilingual iQIYI app currently supports interfaces in more than ten languages and can be downloaded globally from major iOS and Android app stores. We also seek collaboration with local partners to leverage their strong marketing capabilities and know-how in high-quality local contents.

User Experience

We offer entertainment content across our user-friendly and feature-rich interfaces on our website, mobile app, smart TV and other online terminals.

Our home page is a one-stop portal for users to access both trending and recommended content. Leveraging our big data analytics, we analyze user browsing behavior to understand their tastes and preference, and dynamically update the content shown on the home page to offer users with the most desirable content. Our interface offers comprehensive viewing functions designed to enhance user experience. We provide various picture resolution and play options. Other key functions include bullet chat, screenshots, VR viewing, screen mirroring and video caching.

Monetization

We generate revenues primarily through membership services, online advertising and content distribution. We also generate revenues from other monetization methods, including online games, live streaming, IP licensing, talent agency, online literature and more.

Membership Services

Our membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Our current membership program is composed of multiple packages, each offered at a different price and provides subscribing members with access to a large collection of VIP-only content comprised of drama series, movies, animations, cartoons and online literature, earlier access to certain content aired on iQIYI platform and a bundle of viewing functions and features. For example, the members-first model of The Lost Tomb (盗墓笔记) enabled members to gain instant access to the entire season while non-paying users could only follow weekly updates for new episodes; the viewing model of Descendants of the Sun (太阳的后裔) allowed members to watch new episodes at the same time they were released overseas; and certain auxiliary content of The Detectives' Adventures(萌探探探案) was accessible exclusively to our members. Our members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video-on-demand service.

We review and evaluate the price of our membership services and adjust the price accordingly, from time to time. In November 2020, we increased the pricing of our monthly, quarterly and annual membership packages on non-iOS channels to the same level of iOS channels. In December 2021, we further increased the pricing of our monthly and quarterly plans for our golden membership on both iOS and non-iOS channels.

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

We also offer performance-based advertising, the prices of which are competitively priced through an online bidding process.

Content Distribution

We monetize and enrich our content through content distribution. We sub-license content within its authorized scope to TV stations and other internet video streaming services. We also enter into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing the exchanged content. We distribute our selected content not only to third-party platforms in China but also to regions outside of China.

Others

Our other monetization models include online games, live streaming, IP licensing, talent agency, online literature and others.

For our online games, we distribute both self-developed and third-party games, and we monetize online games through users’ in-app purchases of virtual gifts and game privileges. For live streaming, we monetize through user purchase of virtual items, which can be used for tipping hosts. We share revenues with hosts and their agencies. For IP licensing, we license our proprietary IP to third parties to develop derivative merchandise products, with a focus on long-term licensing. We also license our popular trademarks to third parties for use in their products. We collaborate with our partners generally through fixed-price licensing fees and/or revenue-sharing arrangements. We monetize our talent agency business by organizing our talents to participate in dramas, variety shows, commercial performances and brand endorsements, among others. For online literature, we monetize through advertisement and paid reading (including membership subscription) on our platform, where readers can pay to gain access to our premium online literary titles.

Sales and Marketing

Brand Promotion

iQIYI’s brand values are youth, vitality and positivity. We believe that our high-quality video content and services lead to strong word-of-mouth referrals, which drives customer awareness of our brand in China. Our market position benefits significantly from our large and high-quality user base and our strong brand recognition.

Leveraging our in-depth understanding of user behavior, we employ a variety of online marketing programs and promotional activities to build our brand as part of our overall market strategy, including celebrity endorsement, hot topic dissemination through different media outlets, brand value embedment in blockbuster content, as well as resource exchange with major internet media platforms.

We host many offline activities to enhance our brand recognition. To increase members’ loyalty, we organize special events for members such as on-site visits during the show productions. We also host innovative offline marketing activities such as offline music festivals and our content IP based exhibitions.

We also execute marketing strategies aimed at young users to enhance user affinity. We use innovative technology to communicate with the younger generation, such as using AR to enable user interaction at bus stops. We use social media platforms to facilitate user engagement. We attract young users by offering artist-fans interactions opportunities. We also collaborate with major wireless carriers to provide monthly unlimited data package for using iQIYI app on mobile devices.

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

Intellectual Property and Copyright Protection

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. As of December 31, 2021, we have applied for the registration of 8,618 patents, among which 1,659 patents of invention, 73 utility model patents and 3,738 patents of appearance have been registered with the State Administration for Market Regulation of the PRC, or the SAMR. As of December 31, 2021, we have applied for 6,402 trademarks, among which 4,459 have been registered with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have also registered 521 software copyrights with the Copyright Protection Center of the PRC, as of December 31, 2021, our “爱奇艺” and “” trademarks have been recognized as well-known trademarks by the SAMR.

We employ a three-phase copyright protection scheme consisting of copyright management, network monitoring, and complaint or legal action. Our proprietary copyright management system registers all procured copyrights and ensures that licensed content on our platform do not exceed its scope and term of the licensing agreement. We developed a proprietary system to detect unauthorized use of iQIYI content on other internet platforms. We also establish various other channels for copyright protection. After a user registers and before each upload, we require the user to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content. We set technical barriers to deter illegal video content extractions. We encourage our users to report pirated content, and our copyright protection team promptly removes any suspected infringing content once we receive proper notification from the legitimate copyright owner. As a major market player in the streaming entertainment industry, we also attach great value to industrial response and feedback. We actively liaise with other major internet video streaming services to form industry union and collectively protect copyright.

Content Moderation

We implement strict monitoring procedures to remove inappropriate or illegal content, including video, online literature, animations, iQIYI Show, comment postings, and content from other services. Text, images and videos are screened by our content moderation team, which reviews our content on a 24/7 basis. Illegal and inappropriate content can generally be identified and removed promptly after it has been uploaded.

Our content moderation team employs systematic monitoring procedures that include machine screening and manual review based on the latest laws and regulations. Our proprietary machine identification system automatically screens text, picture and video content. The text identification system screens text content based on pre-set key words and anti-spam system; the picture identification system screens picture content based on optical character recognition and pornographic-content detection; and the video identification system screens video content based on similarity analysis against our video database to analyze each frame and each second of video content. The machine screening process may have three possible outcomes: suggesting to delete content identified as illegal or inappropriate, releasing content identified as safe, or flagging content for manual review when the system cannot make a judgment. The content moderation team manually reviews flagged content to make judgment on whether to block or to release, and the machine identification system conducts auto-learning based on the judgment from manual review. The content moderation team also conducts random screening on content that has passed the machine screening process. We regularly communicate with relevant government authorities to stay abreast of relevant laws and regulations to ensure compliance. We provide periodic and comprehensive training to our content moderation team to ensure and enhance their understanding of regulatory requirements.

We conduct thorough background checks on our content providers. We request entities to provide us with copies of registration information and organization code certificate, and individuals to provide us with copies of official governmental ID. We request individuals to provide a mobile phone number, which is registered with one’s ID. We monitor all live content broadcast on our platform in real time using both machine screening and manual review. Despite our content moderation efforts, we may still be subject to risks arising from contents on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Competition

We face competition for content sourcing, user traffic and advertising customers from other streaming entertainment platforms in China, primarily including Tencent Video, Youku, Mango TV and Bilibili. We also compete with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major TV stations. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive market and we may not be able to compete effectively.”

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

Insurance

As required by laws and regulations in China, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We do not have any business liability or disruption insurance coverage for our operations in China. See

“Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage.”

Government Regulations

PRC Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related To Foreign Investment in the PRC

Foreign Investment Industrial Policy

Investments activities in China by foreign investors are principally governed by the Catalog for the Encouragement of Foreign Investment Industries (2020 Edition) (the “Catalog”) and the Negative List, which were both promulgated by the MOFCOM and the NDRC and each became effective on January 27, 2021 and January 1, 2022. The Catalog and the Negative List set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

According to the Negative List, the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%. In addition, foreign investments in the internet cultural business (except for music), the internet audio-video program business, the radio and television program production and operation business, the production of audio-video products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in China.

Foreign Investment Law and its Implementation Measures

On March 15, 2019, Foreign Investment Law was enacted by the National People’s Congress, which became effective on January 1, 2020 and has replaced the previous major laws and regulations governing foreign investment in the PRC, including the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Sino-foreign Co-operative Enterprises Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. According to the Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in China, including: (i) establishing foreign-invested enterprises in China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC (the “Implementation Rules”) which came into effect on January 1, 2020, and replaced the Implementing Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementing Rules of the Sino-foreign Co-operative Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreign-invested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020, and has replaced the Interim Measures for the Administration of Record-filling on the Establishment and Changes in Foreign-Invested Enterprises. Foreign investors or foreign-invested enterprises shall submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment (the “Office of the Working Mechanism”) will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.

Regulations on Value-added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunications services and sets out the general regulatory framework for telecommunications services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunications services” and “value-added telecommunications services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public network infrastructures. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT, or its provincial level counterparts.

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and most recently amended on June 6, 2019, further categorizes value-added telecommunications services into two classes: Class 1 value-added telecommunications services and Class 2 value-added telecommunications services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

The Administrative Measures on Internet Content Services, or the Internet Content Services Measures, promulgated by the State Council on September 25, 2000, amended and effective on January 8, 2011, sets out guidelines on the provision of internet content services. According to the Internet Content Services Measures, the internet content services are classified into commercial internet content services and non-commercial internet content services. A internet content services provider must obtain a Value-added Telecommunications Business Operation License for the provision of internet content services, or an ICP License, from the appropriate telecommunications authorities.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations and further regulate the telecommunications business permits. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license. We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing iQIYI, Shanghai Zhong Yuan, and Skymoons Interactive have each obtained the ICP License, which will remain effective until October 24, 2022, May 11, 2026, and February 1, 2023 respectively.

Regulations on Foreign Direct Investment In Value-added Telecommunications Companies

According to the Negative List, the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50% and the industry of value-added telecommunications services we currently operate falls into the restricted category.

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50%

equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in China must demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT, to provide value-added telecommunication services in China and the MIIT retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry, or the MII, which was the predecessor to the MIIT, released the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Notice, pursuant to which, for any foreign investor to invest in telecommunications businesses in China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, and they may not provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a value-added telecommunication service operator shall be legally owned by such operator or its shareholders.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet culture services, internet audio-video program services and radio/television programs production and operation business, we have established various domestic consolidated affiliated entities to engage in value-added telecommunications services and other foreign investment restricted or prohibited businesses. Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business or any other foreign investment restricted or prohibited business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In order to comply with PRC regulatory requirements, we operate a substantial portion of our business through our consolidated affiliated entities, which we have contractual relationships with but we do not have actual ownership interests in. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Internet Content Providers

The Internet Content Services Measures, set out guidelines on the provision of internet content services. The Internet Content Services Measures specifies that internet content services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Services Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

On December 15, 2019, the Office of the Central Cyberspace Affairs Commission promulgated the Provisions on the Governance of Network Information Content Ecology, or the Network Information Content Provisions. According to the Network Information Content Provisions, content platforms shall set up a mechanism for ecological governance of network information content, develop detailed rules for ecological governance of the network information content, and improve systems for user registration, account management, information release examination, posts and comments examination, among others. If a content platform violates the Network Information Content Provisions, the competent cyberspace authorities may hold interviews, give warnings and order the platform to make rectifications within a specified time limit. If the content platform fails to do so or if the circumstances are severe, the cyberspace authorities may order such platform to suspend its information update and impose other penalties. As a provider of commercial internet content services, we are required to comply with the Network Information Content Provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Regulations on Internet Audio-video Program Services

On December 20, 2007, the MII and the SARFT, jointly issued the Administrative Provisions for the Internet Audio-video Program Services, or the Audio-video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines “internet audio-video program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video program services must obtain an Internet Audio-video Program Transmission License. Applicants for such licenses shall be state-owned or state-controlled entities unless an internet audio-video program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions in accordance with the then-in-effect laws and regulations. According to the Official Answers to Press Questions Regarding the Internet Audio-video Program Regulations published by the SARFT on February 3, 2008, the SARFT and MII clarified that providers of Internet audio-video program services who had legally engaged in such services prior to the adoption of the Audio-video Program Provisions, provided they have not been in violation of laws and regulations, shall be eligible to re-register and continue operations of Internet audio-video program services. This policy has later been reflected in the Notice on Relevant Issues Concerning Application and Approval of Audio-video Permit, issued by SARFT on May 21, 2008 and amended on August 28, 2015. In addition, in accordance with the Decisions of the State Council on the Entry of the Non-state-owned Capital into the Cultural Industry, promulgated by the State Council on April 13, 2005, and the Opinions on Introducing Foreign Investments to the Cultural Sector, jointly adopted by five PRC regulatory agencies and the Negative List, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

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

The Categories of the Internet Audio-video Program Services (Trial), or the Audio-video Program Categories, promulgated by SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies internet audio/visual programs into four categories: (I) Category I internet audio/video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio/video program service, including (a) re-broadcasting service of current political news audio/video programs; (b) hosting, interviewing, reporting and commenting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; and (g) live audio/video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III internet audio/video program service, including (a) aggregating service of online audio/video contents, and (b) re-broadcasting service of the audio/video programs uploaded by internet users; and (IV) Category IV internet audio/video program service, including (a) re-broadcasting of the radio/television program channels; (b) re-broadcasting of internet audio/video program channels; and (c) re-broadcasting of live internet-based audio/video programs.

On July 20, 2015, the SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-video Program Service, or the Mobile Audio-video Program Notice. The Mobile Audio-video Program Notice provides that the mobile internet audio-video program services shall be deemed internet audio-video program service. Entities which have obtained the approvals to provide the internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services. The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the NRTA and/or SFB. On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Orders of Internet Audio-video Programs, or the SAPPRFT Notice No. 21. According to the SAPPRFT Notice No. 21, online platforms shall not illegally capture, edit, or reprogram audio-video programs, shall strengthen the administration of audio-video programs, such as online movie clips and trailers, shall strengthen the management of the naming or sponsorship of the various programs, and the relevant authorities shall strengthen their administration and supervision over online audio-video platforms, as well as radio and television stations on content management. Among other, SAPPRFT Notice No. 21 requires that online audio-video platforms shall not produce or disseminate programs that distort, parody or vilify classic literary works; shall not re-edit, re-dub, or re-caption the subtitles of classic literary works, radio and television programs, network-based original audio-video programs or intercept certain program segments and splice them into new programs; and shall not disseminate edited pieces of works that distort the originals. Online platforms shall strictly supervise reprogramed videos uploaded by users and shall not facilitate the dissemination of defective audio-video programs. In addition, when receiving a complaint about defective programs from copyright owners, broadcasting agencies or producing agencies, online platforms shall immediately delete such programs.

On October 31, 2018, the State Administration of Radio and Television issued the Notice on Further Strengthening the Management of Radio and Television and Network Audio-video Programs, or the Notice 60. According to Notice 60, all radio and television broadcasting institutes, network audio-video program service institutes and program production institutes shall stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests; and strengthen the governance of TV series, network series (including network movies) to promote the benign development of the industry; shall strengthen the use and management of ratings (click-through rate) survey data and resolutely crack down on ratings (click-through rate) forgeries, etc. Notice 60 further provides that as to main network audiovisual programs, the total remuneration of all guests in each program shall not exceed 40% of the total cost of the program, the total remuneration of main guests in each program shall not exceed 40% of the total remuneration of all guests, and information such as the names, salaries and cost proportion of the guests shall be reported to the State Administration of Radio and Television before going online. Meanwhile, the total remuneration of all actors of each TV series and network series (including network movies) shall not exceed 40% of the total cost of production, of which the total remuneration of main actors shall not exceed 70% of the total remuneration of all actors.

On December 27, 2018, the SART issued the Notice on the Upgrading of the Network Audio-video Program Information Recording System, or the Notice 158. According to the Notice 158, the State Administration of Radio and Television has added a new module called “Main Network Movies and Teleplays Information Recording System”, or the Recoding System, in the “Network Play, Micro Film and other Network Audiovisual Program Information Recording System” set up in 2012. Since February 15, 2019, before the production of main network movies and teleplays (including network plays, network movies and network animations), the producers shall provide relevant information, such as name, type, content outline, budget making, etc. Main network movies and teleplays shall include network series (network animations) with total investment of more than RMB five million and network movies with an investment of more than RMB one million. After shooting and production of main network movies and teleplays, the producers shall provide relevant information, such as the expected broadcasting platform, amount of actual investment, actor’s remuneration and so on in the Recording System, and submit the finished programs to the relevant radio and television administrative departments. Main network series, network movies and network animations with on-line filing numbers could be broadcasted and promoted on the home pages of various audio-video program websites, or could be used for investment promotion, membership recommendation, online recommendation and program optimization of audio-video program websites. On September 2, 2021, the NRTA issued the Circular of the General Office of the National Radio and Television Administration on Further Strengthening the Management of Cultural Programs and Their Personnel or the Notice 267, pursuant to which online audio-video platforms shall not broadcast idol training shows, as well as variety entertainment and reality shows participated by celebrities’ children. The Notice 267 also requires platforms to strictly control voting in the talent shows and not to use in programs actors and guests who have violated laws or have conducted unethical behaviors. Beijing iQIYI has obtained the Internet Audio-video Program Transmission License which will remain effective until October 23, 2024, covering certain audio-video program services as provided in Category II and Category III, and Shanghai Zhong Yuan has obtained the Internet Audio-video Program Transmission License which will remain effective until March 23, 2023, covering certain audio-video program services as provided in Category II, Category III and Category IV.

The Cyberspace Administration of China, or the CAC, the MCT and the NRTA issued the Notice on Issuing the Administrative Provisions on Online Audio-video Information Services on November 18, 2019, which provides that online audio-video information service providers shall authenticate user’s real identity information based on the organization code, identity card number, mobile phone number, etc. Online audio-video information service providers shall not serve users who fail to provide their real identity information. Online audio-video information service providers shall strengthen the management of the audio-video information posted by users, deploy and apply identification technologies for illegal and non-real audio and video; if any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall keep relevant records, and report to the CAC, the MCT, the NRTA, etc.

Regulations on Online Live Streaming Services

On November 4, 2016, the State Internet Content Office issued the Administrative Regulations on Online Live- Streaming Services, or the Online Live-streaming Regulations, which came into effect on December 1, 2016. According to the Online Live-streaming Regulations, when providing internet news information services, both online live-streaming service providers and online live-streaming publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of their licenses. All online live-streaming service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live-streaming content.

On September 2, 2016, the SAPPRFT issued the Circular on Issues concerning Strengthening the Administration of Online Live Streaming of Audio-video Programs, or the Online Live Streaming Circular. According to the Online Live Streaming Circular, the Internet Audio-video Program Transmission License is a prerequisite for online audio-video live streaming of general cultural events, such as social communities, sports events, as well as important political, military, economic, social and cultural events. Relevant information about specific activities to be streamed shall be filed in advance with the provincial counterparts of the NRTA. Online audio-video live streaming service providers shall censor and tape such programs and retain them for at least 60 days for future check by the administrative departments; and they shall have emergency plans in place to replace programs in violation of laws and regulations. Bullet chats are not allowed in the live streaming of major political, military, economic, social, cultural, sports and other activities and events. Special censorship shall be implemented over the bullet chats during the live streaming of cultural activities of general social groups, sports events and other organizational activities.

According to the Measures for the Administration of Cyber Performance Business Operations, promulgated by the Ministry of Culture, or the MOC, which was the predecessor to the MCT, on December 2, 2016 and became effective on January 1, 2017, a cyber-performance business entity engaging in cyber performance business operations shall apply to the cultural administrative department at the provincial level for a Network Cultural Business Permit, and the permit shall specify the scope of its cyber performance. Each of Beijing iQIYI and Shanghai Zhong Yuan has obtained a Network Cultural Business Permit from the relevant authorities.

According to the Notice on Strengthening the Management of Online Show Live Streaming and e-commerce- Live Streaming promulgated by the NRTA on November 12, 2020, live streaming platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live-streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1/50 of the number of live streaming rooms. Live streaming platforms for online shows need to manage the hosts and “virtual gifting” users based on the real-name- registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of virtual gifting each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which became effective on June 1, 2021, among others, live streaming service providers are not allowed to provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

Regulations on Mobile Internet Applications Information Services

In addition to the Telecom Regulations and other regulations above, mobile internet applications, or the Apps, are further regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the CAC on June 28, 2016 and became effective on August 1, 2016. The APP Provisions sets forth the relevant requirements on the App information service providers and the App Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local App information respectively.

App providers shall strictly fulfill their responsibilities of information security management, and perform the following duties: (i) in accordance with the principles of “real name at background, any name at foreground”, verify identities with the registered users through mobile phone numbers etc.; (ii) establish and improve the mechanism for user information security protection, follow the principles of “legality, appropriateness and necessity” in collection and use of personal information, expressly state the purpose, methods and scope of information collection, and obtain the users’ consent; (iii) establish and improve the verification and management mechanism for the information content; adopt proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts, for releasing illegal information content, as appropriate; keep records and report to the competent department; (iv) according to the law, protect and safeguard users’ “rights to know and rights to choose” during installation or use; do not turn on the functions of collecting geographic location, reading address books, or using cameras or recordings, without express statement to the users and the consent of the users; do not turn on functions irrelevant to the services; do not tie up and install irrelevant Apps; (v) respect and protect intellectual property rights; do not produce or release Apps which violate others’ intellectual property rights; and (vi) keep records of user log information for 60 days.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 31, 2018. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Both Beijing iQIYI and Shanghai Zhong Yuan have obtained the Radio and Television Program Production and Operation Permit for their respective businesses.

Regulations on Online Culture Activities

According to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the MOC, on February 17, 2011, and most recently amended on December 15, 2017. Internet culture activities include: (i) production, reproduction, import, release or broadcast of internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the internet for spreading); (ii) distribution or publication of cultural products on internet; and (iii) exhibitions, competitions and other similar activities concerning internet culture products. The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music. Each of Beijing iQIYI and Shanghai Zhong Yuan has obtained a Network Cultural Business Permit from the relevant authorities.

In accordance with the Administrative Measures for Content Self-Review by Network Culture Business Entities, issued by MOC on August 12, 2013 and became effective on December 1, 2013, the entities that engage in the internet cultural business shall review the content of products and services to be provided before providing such content and services to the public. These entities shall establish content management system, set up departments for content management and employ proper personnel to ensure the legality of content. The content management system of an internet cultural business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required to be filed with the provincial level counterpart of the MCT.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China, or the New Advertising Law, effective on September 1, 2015 and most recently amended on April 29, 2021.

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

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which became effective on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules defines “internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content that is consistent with the type of content that has been published in media such as books, newspapers, periodicals, audio-video products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (iv) other types of digital works identified by the NPPA. Under the Internet Publishing Rules, internet operators distributing such publications via internet are required to apply for an internet publishing license with the relevant governmental authorities and for NPPA approval before distributing internet publications. Shanghai Zhong Yuan currently holds an internet publishing license to publish the internet games through the internet, while Beijing iQIYI plans to apply for the internet publishing license to the extent practical.

Regulations on Online Games

Regulatory Authorities, Online Game Publications and Online Game Operations

On September 28, 2009, the General Administration of Press and Publication, or the GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the Circular 13. The Circular 13 states that foreign investors are not permitted to invest in online game operating businesses in the PRC via wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If our contractual arrangements were deemed under the Circular 13 to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our contractual arrangements might be challenged by the NPPA. We are not aware of any online game companies which use the same or similar contractual arrangements having been challenged by the GAPP, the SAPPRFT or the NPPA as using those contractual arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the Circular 13 became effective. However, it is unclear whether and how the Circular 13 might be interpreted or implemented in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Pursuant to the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the General Administration of Press and Publication (National Copyright Administration) promulgated by the General Office of the State Council on July 11, 2008, the Notice of the State Commission Office for Public Sector Reform on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the Three Provisions jointly promulgated by the MOC, SARFT and the GAPP on September 7, 2009, the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the State Administration of Press, Publication, Radio, Film and Television promulgated by the General Office of the State Council on July 11, 2013, and the Internet Publishing Rules, the GAPP is responsible for the examination and approval process of online games prior to online publication, the SAPPRFT is responsible for the approval of game registration and issuance of game publication numbers, and after the online games uploaded on the internet, online games will be administered by the MOC. Moreover, if an online game is launched on the internet without the prior approval of the GAPP, the MOC will be responsible for guiding the cultural market law enforcement team to conduct investigation and punishment.

In March 2018, the Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress promulgated the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal, or collectively, the Institutional Reform Plans. According to the Institutional Reform Plans, the SAPPRFT was reformed and now known as the NRTA under the State Council, and the responsibility of the SAPPRFT for the approval of online game registrations and issuance of game publication numbers has been transferred to the NPPA, effective from March 21, 2018. The NPPA at the national level suspended approval of game registration and issuance of publication numbers for online games since March 2018 and resumed to issue game publication numbers by batches periodically since December 2018. Beginning in December 2018, the NPPA at the national level started to approve new online games.

On May 20, 2019, the MCT released the Notice on Adjusting the Scope of Examination and Approval regarding the Network Cultural Business Permit to Further Regulate the Approval Work, which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the MCT and further specifies that the MCT no longer assumes the responsibility for administering the industry of online games. On July 10, 2019, the MCT issued the Abolition Decisions on the Interim Administrative Measures for the Administration of Online Games and the Administrative Measures for Tourism Development Plan, or the Abolition Decision. The Abolition Decision also cites the Regulations on the Function Configuration, Internal Institutions and Staffing of the MCT and further abolishes the Interim Measures for the Administration of Online Games, or Online Game Measures, which means that the MCT will no longer regulate the industry of the online games. The Abolition Decision reduced the regulatory burden on online game operators, as Network Cultural Business Permit and post-operation filings are no longer required for online games, and imported online games are no longer subject to content review by the MCT, while a currently valid games-related Network Cultural Business Permit will remain valid until the term of the license expires.

Protection of Minors

In April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Anti-Addiction Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system, in accordance with the Anti-Addiction Notice. Since then, the governmental authorities have issued rules to restrict playtime of minors. On August 30, 2021, the NPPA promulgated the Notice on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, according to which all online game companies can only provide one hour of online game services to minors between 8pm and 9pm on Fridays, Saturdays, Sundays and legal holidays, and are not allowed to provide online game services in any form to minors in any other time.

Regulations on E-Commerce

On March 15, 2021, SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective on May 1, 2021. It imposes stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. On December 24, 2014, MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.

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

According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, as well as the Negative List, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in China. An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecom Regulations and the Catalog.

The Consumer Protection Law, which was promulgated by the SCNPC on October 31, 1993 and was last amended on October 25, 2013 with effect from March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms and the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. In addition, platform operators may be jointly and severally liable with the sellers and service providers if they are aware or should be aware that the sellers or the service providers are using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which became effective on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations on Internet Information Security, Censorship and Privacy Protection

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

On July 1, 2015, the SCNPC issued the National Security Law, which became effective on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to internet content security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, as advised by our PRC counsel, the scope of network product or service or data processing activities that will or may affect national security is still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations.

The PIPL took effect in November 2021. The PIPL sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as location and mobile numbers, may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications.

On November 14, 2021, the CAC published the Draft Measures for Internet Data Security for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

On August 17, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection

Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

Under the Several Provisions on Regulating the Market Order of Internet Content Services, which was issued by the MIIT in December 2011 and took effect in March 2012, an internet content service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet content service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, which was issued by the SCNPC and took effect in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, which was issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet content service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet content service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet content service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective on June 1, 2017, specified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

The Provisions on Technological Measures for Internet Security Protection, published by the Ministry of Public Security on December 13, 2005 and became effective on March 1, 2006, requires internet service providers to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. Under the PRC Cybersecurity Law, network operators must also report any instances of public dissemination of prohibited content. If a network operator fails to comply with such requirements, the PRC government may revoke its ICP License and shut down its websites.

On January 23, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Announcement on Carrying out Special Campaigns against Mobile Internet Application Programs Collecting and Using Personal Information in Violation of Laws and Regulations, or “the App Announcement,” which prohibits mobile app operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. According to the App Announcement, mobile app operators shall indicate to users the rules for collecting and using personal information in a simple, concise and easy-to-understand manner, with permission independently granted by the user. Furthermore, coercive or excessive collection of personal information, collection and use of personal information without user permission, leakage and loss of information or possible leakage and loss of personal information without any remedial measure, illegal use of personal information are prohibited. On November 28, 2019, the SAMR, the CAC, the MIIT and the Ministry of Public Security jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

On August 22, 2019, the CAC promulgated the Cyber Protection of Children’s Personal Information Provisions, effective on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which will take effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. As certain laws and regulations, including the PRC Data Security Law and the PRC Personal Information Protection Law, were recently promulgated, we may be required to make further adjustments to our business practices to comply with these laws and regulations. See ““Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Regulations on Internet News Information Services

The Provisional Regulations for the Administration of Website Operation of News Publications, which was jointly issued by the State Council Information Office of the PRC, or the SCIO, and MII on November 6, 2000, stipulates that websites of non-news organizations shall not publish news items produced by themselves, and that their websites shall be approved by SCIO after securing permission from SCIO at the provincial level. On June 1, 2017, the Provisions for the Administration of Internet News Information

Services and the Implementing Rules for the Administration of the Licensing for Internet News Information Services, promulgated by the CAC, came into effect, which superseded the previous regulations. According to the revised provisions, to provide internet news information services to the public via internet websites, applications, forums, blogs, micro-blogs, public accounts, instant communication tools and online live-stream, providers must obtain an Internet News Information Service License, issued by the CAC or a local cyberspace administrative office. In addition, the regulations prohibit organizations from establishing foreign, partially or wholly owned, entities that invest or operate internet-based news information services. The CAC and the local cyberspace administrative offices are responsible for the supervision, management and inspection of internet-based news information services. If any entity or individual provides internet news information services without licenses, the PRC regulatory authorities may suspend the services and impose a fine from RMB10,000 to RMB30,000.

Regulations on Intellectual Property Rights

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

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights, which was promulgated on December 17, 2012, and further amended on December 29, 2020 and became effective on January 1, 2021, specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

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

Patent

According to the Patent Law of the PRC (Revised in 2020), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. The Patent Law of the PRC was recently amended on October 17, 2020 and the revised version came into effect on June 1, 2021.

As of December 31, 2021, we had applied for approximately 8,618 patents in the PRC, among which 5,470 have been registered.

Trademark

Trademarks are protected by the Trademark Law of the PRC (Revised in 2019) which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the SAMR handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. As of December 31, 2021, we had applied for registration of 6,402 trademarks with the Trademark Office of the SAMR, among which 4,459 have been registered.

Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. As of December 31, 2021, we had registered 175 domain names in the PRC.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

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

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, which was promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, and was later amended on December 30, 2019, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Notice 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Notice 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

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

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Currency Exchange Administration Rules, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation on Statistical Monitoring of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

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

On January 11, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that, enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing £ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = ∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + ∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance -sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

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

Offshore Investment

Under the Circular of the SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular No. 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular No. 37, which became effective on July 4, 2014 as an attachment of Circular No. 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular No. 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

On February 13, 2015, the SAFE promulgated the Notice on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which further amends SAFE Circular No. 37 by requiring domestic residents to register with qualified banks rather than the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

As of December 31, 2021, our wholly foreign-owned subsidiaries, including Beijing QIYI Century, iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd., were in an accumulated loss position, all of which have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but who have established institutions or premises in the PRC or income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if their permanent establishment or premises in the PRC have no actual relationship to the relevant income derived in the PRC, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by a non-PRC resident enterprise, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investments in China, or whether its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries that directly or indirectly hold PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended on June 15, 2018. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See ““Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

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

Regulations on Anti-Unfair Competition and Anti-Monopoly

According to the Anti-Unfair Competition Law, which was adopted by the SCNPC on September 2, 1993, became effective as of December 1, 1993, and last amended on April 23, 2019, unfair competition refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

The currently effective PRC Anti-Monopoly Law was promulgated by the SCNPC in 2007. Pursuant to the PRC Anti-Monopoly Law, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council and it prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Monopoly Agreement

Competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, among others, unless the agreement will satisfy the exemptions under the PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed).

On June 26, 2019, the SAMR further issued the Interim Provisions on the Prohibitions of Monopoly Agreements which took effect on September 1, 2019 and supersedes certain anti-monopoly rules and regulations previously issued by the SAIC.

Abuse of Dominant Market Position

A business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions.

Concentration of Undertakings

Where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Concentration refers to (1) a merger of undertakings; (2) acquiring control over other undertakings by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

Furthermore, on February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, aiming to provide guidelines for supervising and prohibiting the monopolistic conducts in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conducts in the internet platform industry. In particular, pursuant to the Anti-monopoly Guidelines, the methods of an internet platform collecting, using the privacy information of the internet users may also be one of the factors to be considered for analyzing and recognizing the monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting the abuse of dominant market position. In addition, the factors including, among other things, based on the big data and algorithms, whether differentiated transaction prices or other transaction conditions are implemented for consumers with different payment ability, consumption preferences and usage habits, may be used to analyze whether there is a differentiated treatment, which is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition, etc.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

C.Organizational Structure

The following diagram illustrates our current corporate structure, which include our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

For details of contractual arrangements, see “—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.” Equity interest.

Notes

(1)	The shareholders of Shanghai iQIYI are Dr. Yu Gong and Mr. Xiaohua Geng, our senior vice president, each holding 50% of equity interest.
(2)	The shareholder of Beijing iQIYI is Mr. Xiaohua Geng, holding 100% of equity interest.
(3)	The shareholder of Shanghai Zhong Yuan is Dr. Yu Gong, holding 100% of equity interest.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value -added telecommunication services, internet audio-video program services and certain other businesses. We are an exempted company with limited liability incorporated in the Cayman Islands. Beijing QIYI Century, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan, our consolidated affiliated entities in the PRC, and their subsidiaries, based on a series of contractual arrangements by and among Beijing QIYI Century, our consolidated affiliated entities and their shareholders.

Such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in our consolidated affiliated entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities in China and hence consolidate their financial results as our variable interest entities.

The following is a summary of the currently effective contractual arrangements among Beijing QIYI Century, Beijing iQIYI, Beijing iQIYI’s shareholder and iQIYI, Inc.

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

Commitment Letter

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of us under U.S. GAAP and the relevant contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws. Such financial support shall be forgiven by iQIYI, Inc. and Beijing QIYI Century. As of December 31, 2021, iQIYI has provided RMB785.8 million (US$123.3 million) in financial support to Beijing iQIYI under this commitment letter, all of which has been forgiven.

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

D.Property, Plants and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 53,680 square meters. We own office premises of approximately 17,570 square meters in Shanghai and land of approximately 506,722 square meters in Zhejiang Province. We also lease offices in Shanghai, Chongqing and various other cities, with an aggregate area of approximately 33,440 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases, and we plan to renew most of these leases when they expire:

Leased properties	Term	Area (square meters)
Beijing	1, 3, 4, 6 and 13.3 years	53,680
Shanghai	1, 3 and 20 years	2,920
Chongqing	2 and 3 years	7,875
Others	1, 2, 3, 4, 5 and 10 years	22,645
Total		87,120

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

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	14,435,611	49.8	16,491,030	55.5	16,713,664	2,622,739	54.7
Online advertising services	8,270,600	28.5	6,822,115	23.0	7,066,751	1,108,927	23.1
Content distribution	2,544,221	8.8	2,660,074	9.0	2,855,602	448,106	9.3
Others	3,743,226	12.9	3,733,996	12.5	3,918,342	614,873	12.9
Total revenues	28,993,658	100.0	29,707,215	100.0	30,554,359	4,794,645	100.0

Membership services

We offer membership packages primarily to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, and (iii) merchandise selection and privilege. We also offer a broader selection of paid services with innovative privileges. We generate a small portion of our membership services revenue from on-demand content purchase by our users and the sale of the right to membership services through the cooperation with other parties, where we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer. Our users’ willingness to pay continued to increase along with our efforts in premium content production. In November 2020, we increased the pricing of our monthly, quarterly and annual membership packages on non-iOS channels to the same level of iOS channels. In December 2021, we further increased the pricing of our monthly and quarterly plans for our golden membership on both iOS and non-iOS channels.

Online advertising services

Our advertising revenues are recognized net of advertising agency rebates in 2019, 2020 and 2021. Most of our online advertising services are in the form of brand advertising.

Content distribution

We distribute video content by sub-licensing such content to other third-party internet video streaming platforms, and as consideration, receive either cash or the right to broadcast certain licensed content from such platforms on our platform. We also distribute selected content to regions outside of China and/or to TV stations in China.

Others

We generate revenues from various other channels, such as online games, live streaming, and talent agency business. We generate revenues from online games both by distributing third-party online games and sharing revenues with them, and offering our self-developed online games. We launched several new self-developed and licensed games following the acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content. We generate revenues from live streaming through the sale and consumption of virtual items purchased by viewers of our live streaming shows. We generate revenues from talent agency services, primarily from celebrity endorsement contracts for the artists we represent. In addition, we generate revenues from IP licensing, online literature and other business lines.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of revenues, (ii) selling, general and administrative expenses and (iii) research and development expenses.

Cost of revenues. Our cost of revenues mainly consists of content costs, bandwidth costs and others. Content costs mainly consist of costs for original content, which includes amortization and impairment of capitalized produced content and expenses recorded when production costs exceed the total revenues to be earned; licensed content, which includes amortization and impairment of licensed copyrights; and revenue sharing cost for content uploaded by partners and cost incurred for live streaming hosts. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. We expect that our cost of revenues as a percentage of total revenues will continue to improve going forward benefiting from our efforts in cost control and improvement in operating efficiency, the content production infrastructure we have developed, and the better supply and demand dynamics.

Selling, general and administrative expenses. Our selling expenses primarily consist of promotional and marketing expenses and compensation for our sales and marketing personnel. We expect our selling and marketing expenses as a percentage of total revenues to decrease in the foreseeable future as we continue to enhance overall cost control to improve operating margin.

Our general and administrative expenses primarily consist of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services. We expect our general and administrative expenses as a percentage of total revenues to decrease in the foreseeable future as we continue to enhance overall cost control to improve operating margin.

Research and development expenses. Research and development expenses primarily consist of salaries and benefits for our research and development personnel. We expect our research and development expenses as a percentage of total revenues to decrease in the foreseeable future as we continue to enhance overall cost control to improve operating margin.

Taxation

We had income tax expense of RMB51.9 million, RMB23.3 million and RMB96.5 million (US$15.2 million) in 2019, 2020 and 2021, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong, Singapore and the PRC.

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

Singapore

Generally, entities in Singapore are subject to a unified 17% tax rate. Under the Singapore tax laws, certain entities may be entitled to preferential tax treatments. Our primary subsidiary in Singapore was granted a five-year Development and Expansion Incentive (“DEI”) commencing from September 15, 2020, which awards a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed. Singapore does not impose a withholding tax on dividends.

PRC

Generally, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, or HNTE. A HNTE certificate is normally effective for a period of three years. Certain of our PRC subsidiaries and VIEs, including Beijing QIYI Century, Beijing iQIYI and Shanghai Zhong Yuan, are qualified as HNTEs. The related tax holiday under such HNTE certificates of our entities will expire in 2022, 2023 or 2024. An enterprise may also benefit from preferential tax treatments under the EIT law if it qualifies as a Software Enterprise, or SE. Chengdu Skymoons Interactive Network Game Co., Ltd, or Skymoons Interactive, qualified as a SE, is entitled to an exemption from the enterprise income tax for two years beginning from 2017, and a reduced tax rate of 12.5% for the subsequent three years.

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

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. Our results of operations and financial condition were affected by the spread of COVID-19, and so was the China streaming entertainment industry in general. In the first half of 2020, the Chinese government took a number of actions to contain the COVID-19 pandemic, which included extending the Chinese New Year holiday, asking residents in China to stay at home and to avoid public gathering, and temporarily closing corporate offices and store fronts. We also took measures in response to the outbreak, including, among others, remote working arrangements for our employees and temporarily shutdown of some of our premises and facilities.

The spread of the disease and the preventive actions taken dampened content production and title release in the entire online entertainment industry. This caused an undersupply of content, especially cinema movies, throughout 2020 and 2021, which may continue in future periods. For example, our subscribing member base witnessed fluctuation: the number of subscribing members increased during the first half of 2020 driven by the increased demand for entertainment during the period resulting from the temporary office closure and quarantine and social distancing measures, while the same witnessed decline at the end of 2020 as compared with 2019 due to the weakened supply of content, particularly of movies. The fluctuation in our subscribing member base continued in 2021. The challenging macroeconomic environment in China and the uncertainty of certain content scheduling amid the early stage of the pandemic also resulted in shrinkage in the budgets of advertisers.

We have stepped up content production and sourcing since July 2020. Our revenue from membership services slightly increased by 1.4% in 2021 as compared with 2020. In 2021, our online advertising services revenue reached RMB7,066.8 million (US$1,108.9 million), representing a 3.6% growth from RMB6,822.1 million in 2020. We cannot guarantee that revenues from online advertising services will continue to grow given the multiple interfering factors that are out of our control.

While the spread of COVID-19 was substantially controlled in China in 2021, the COVID-19 pandemic continues to evolve, and restrictions have been re-imposed from time to time in certain cities to combat sporadic outbreaks. The extent to which the COVID-19 pandemic impacts us and the Chinese economy as a whole in future periods depends on its future developments, including the outbreak of Delta and Omicron and potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks related to health epidemics and other outbreaks, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

As of December 31, 2021, we had RMB2,997.2 million (US$470.3 million), RMB77.7 million (US$12.2 million) and RMB1,348.3 million (US$211.6 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. For more details about the composition of our cash and cash equivalents, restricted cash and short-term investments, please see “—Liquidity and Capital Resources.”

Results of Operations

Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of our consolidated affiliated entities and consolidates our consolidated affiliated entities and their subsidiaries as required by ASC topic 810, Consolidation. Accordingly, we treat our consolidated affiliated entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with

U.S. GAAP. The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our total revenues for the years presented.

	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	14,435,611	49.8	16,491,030	55.5	16,713,664	2,622,739	54.7
Online advertising services	8,270,600	28.5	6,822,115	23.0	7,066,751	1,108,927	23.1
Content distribution	2,544,221	8.8	2,660,074	9.0	2,855,602	448,106	9.3
Others	3,743,226	12.9	3,733,996	12.5	3,918,342	614,873	12.9
Total revenues	28,993,658	100.0	29,707,215	100.0	30,554,359	4,794,645	100.0
Operating costs and expenses:
Cost of revenues(1)	(30,348,342)	(104.7)	(27,884,395)	(93.9)	(27,513,497)	(4,317,468)	(90.0)
Selling, general and administrative(1)	(5,236,007)	(18.1)	(5,187,835)	(17.5)	(4,725,142)	(741,478)	(15.5)
Research and development(1)	(2,667,146)	(9.2)	(2,675,494)	(9.0)	(2,794,927)	(438,585)	(9.1)
Total operating costs and expenses	(38,251,495)	(131.9)	(35,747,724)	(120.4)	(35,033,566)	(5,497,531)	(114.6)
Operating loss	(9,257,837)	(31.9)	(6,040,509)	(20.4)	(4,479,207)	(702,886)	(14.6)
Total other expenses, net	(967,050)	(3.3)	(943,368)	(3.2)	(1,532,781)	(240,527)	(5.0)
Loss before income taxes	(10,224,887)	(35.2)	(6,983,877)	(23.6)	(6,011,988)	(943,413)	(19.6)
Income tax expenses	(51,852)	(0.2)	(23,276)	(0.1)	(96,545)	(15,150)	(0.3)
Net loss	(10,276,739)	(35.4)	(7,007,153)	(23.7)	(6,108,533)	(958,563)	(19.9)

Note:

(4)	Share-based compensation expense was allocated as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	171,053	201,970	173,263	27,189
Selling, general and administrative	675,278	851,416	718,377	112,728
Research and development	238,189	316,709	327,523	51,396
Total	1,084,520	1,370,095	1,219,163	191,313

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenues

Our revenues increased by 2.9% from RMB29,707.2 million in 2020 to RMB30,554.4 million (US$4,794.6 million) in 2021.

Membership services. Our membership services revenue slightly increased by 1.4% from RMB16,491.0 million in 2020 to RMB16,713.7 million (US$2,622.7 million) in 2021. The average daily number of total subscribing members in 2021 was 101.6 million, as compared to 110.3 million in 2020. The average daily number of subscribing members excluding individuals with trial memberships was 100.7 million in 2021, as compared to 109.4 million in 2020. In addition, monthly ARM in 2021 increased by 10.0% to RMB13.71, as compared to RMB12.46 in 2020. We track the number of average daily subscribing members and monthly ARM as key indicators for membership revenue growth, and have been cultivating users’ willingness to pay. We are dedicated to providing more premium content through diversified approaches, as we did in the past by launching theme-based drama theaters and the PVOD mode, to expand our subscribing member base, nurture members’ willingness to pay and diversify our routes to membership monetization to increase monthly ARM.

Online advertising services. Our online advertising services revenue increased by 3.6% from RMB6,822.1 million in 2020 to RMB7,066.8 million (US$1,108.9 million) in 2021, as a result of the rebound of advertisers’ budgets as well as the increase of the number of our brand advertisers. Average brand advertising revenue per brand advertiser decreased by 25.8% from RMB6.6 million in 2020 to RMB4.9 million (US$0.8 million) in 2021. We track the average brand advertising revenue per brand advertiser as a key indicator to evaluate our advertising services business and adapt our sales strategy, advertisement solutions and content scheduling accordingly.

Content distribution. Our content distribution revenue increased by 7.4% from RMB2,660.1 million in 2020 to RMB2,855.6 million (US$448.1 million) in 2021, primarily attributable to increased content titles distributed to other platforms during the year.

Others. Other revenues increased by 4.9% from RMB3,734.0 million in 2020 to RMB3,918.3 million (US$614.9 million) in 2021, primarily as a result of our strong performance across various vertical business lines, such as live streaming, talent agency and box office performance of our original movies, especially Break Through the Darkness(扫黑决战), which was screened in theaters in May 2021.

Cost of revenues

Our cost of revenues decreased by 1.3% from RMB27,884.4 million in 2020 to RMB27,513.5 million (US$4,317.5 million) in 2021.

Content cost. Content cost decreased by 0.7% from RMB20,885.5 million in 2020 to RMB20,744.8 million (US$3,255.3 million) in 2021.

Bandwidth cost. Our bandwidth cost decreased by 19.7% from RMB2,445.7 million in 2020 to RMB1,963.8 million (US$308.2 million) in 2021, primarily as a result of the enhanced operational efficiency.

Gross profit

As a result of the foregoing, we recorded gross profit of RMB1,822.8 million and RMB3,040.9 million (US$477.2 million) in 2020 and 2021, respectively. Our gross profit as a percentage of total revenues improved from 6.1% in 2020 to 10.0% in 2021, which was primarily attributed to the increase in revenue and the decrease in our bandwidth cost and content cost.

Selling, general and administrative expenses

Selling expenses increased by 6.1% from RMB3,448.5 million in 2020 to RMB3,660.3 million (US$574.4 million) in 2021, primarily due to the increase in personnel compensation expenses and marketing and promotional expenses. Our sales and marketing personnel compensation expenses increased by 8.7% from RMB972.0 million in 2020 to RMB1,057.0 million (US$165.9 million) in 2021 primarily due to increased employee defined contributions. Our marketing and promotional expenses increased by 3.4% from RMB2,304.8 million in 2020 to RMB2,383.3 million in 2021 as we increased our contents, games and brand promotional spending.

General and administrative expenses decreased by 38.8% from RMB1,739.3 million in 2020 to RMB1,064.8 million (US$167.1 million) in 2021, primarily due to reversal of credit losses and decrease in personal compensation expenses. Our general and administrative personnel compensation expenses decreased by 15.7% from RMB920.3 million in 2020 to RMB775.5 million (US$121.7 million) in 2021, primarily due to decreased share-based compensation expenses.

Research and development expenses

Our research and development expenses increased by 4.5% from RMB2,675.5 million in 2020 to RMB2,794.9 million (US$438.6 million) in 2021, which was primarily due to non-recurring employee severance costs associated with the optimization of organizational structure in 2021.

Income tax expense

In 2021, RMB96.5 million (US$15.2 million) of income tax expense was recognized, which resulted from RMB78.0 million (US$12.2 million) current year income tax and RMB18.5 million (US$3.0 million) deferred income tax expense. In comparison, in 2020, RMB23.3 million income tax expense was recognized, which resulted from RMB65.3 million current year income tax and RMB42.0 million deferred income tax benefit.

Net loss

As a result of the foregoing, we had net losses of RMB7,007.2 million and RMB6,108.5 million (US$958.6 million) in 2020 and 2021, respectively. For specific factors that may constrain our ability to reverse our net loss, see “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and may continue to incur losses in the future.”

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

For a detailed description of the comparison of our operating results for the year ended December 31, 2020 to the year ended December 31, 2019, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation—Year Ended December 31, 2020 Compared with Year Ended December 31, 2019” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

B. Liquidity and Capital Resources

The consolidated financial statements included elsewhere in this annual report on Form 20-F have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. As of December 31, 2021, we had RMB2,997.2 million (US$470.3 million) and RMB77.7 million (US$12.2 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our restricted cash mainly represents restricted deposits used as collateral against short-term loans and certain lawsuits. As of December 31, 2021, we had RMB1,348.3 million (US$211.6 million) in short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions. Our total current liabilities were RMB22,476.5 million (US$3,527.0 million) as of December 31, 2021, which primarily included RMB8,896.5 million (US$1,396.0 million) in accounts and notes payable, RMB3,484.5 million (US$546.8 million) in customer advances and deferred revenue, and RMB4,117.8 million (US$646.2 million) in short-term loans. As of December 31, 2021, we had unused credit lines of RMB2.8 billion (US$0.4 billion) and a working capital deficit of RMB11.0 billion (US$1.7 billion). There is substantial doubt regarding our ability to continue as a going concern, given that, without securing additional financing, we do not have sufficient funds to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023. In addition, upon the occurrence of an event of default, the trustee of our convertible senior notes may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. To meet the needs of operational cash flow, we will need to raise additional funds to continue as a going concern and we are currently exploring multiple sources of financing.

We have plans in place to reduce discretionary capital expenditures and operational expenses and secure additional financing, including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities, issuance of asset-backed debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital markets. In March 2022, we entered into subscription agreements to issue ordinary shares for a total cash purchase price of US$285 million (equivalent to RMB1,816 million) in a private placement transaction. Although our management believes such plans, if fully executed, should provide us with sufficient financing to meet our needs, successful completion of such plans is dependent on factors outside of our control and there can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors such as the ongoing COVID-19 pandemic and tensive geopolitical conflicts, may adversely impact our ability to secure additional financing. Accordingly, we concluded that substantial doubt has not been alleviated as of the date of this annual report.

We have not been profitable since our inception, and we had only been able to generate positive net cash flows in some of the financial years, in which case the positive net cash flows were mainly attributable to the net proceeds we received in our initial public offering, our convertible notes offerings and our ADSs offering. Accounts and notes payable amounted to RMB7,561.5 million and RMB8,896.5 million (US$1,396.0 million) as of December 31, 2020, and 2021, respectively. A substantial majority of our accounts and notes payable is due to third party content providers. The increase in accounts and notes payable in 2021 was primarily due to an increase in content acquisition related payables. We incurred a significant amount of indebtedness and other liabilities in relation to our convertible senior notes and other financing arrangements. We cannot assure you that we will be able to generate sufficient cash flow from our operations to support the repayment of our indebtedness when our payments become due.

We prudently manage our working capital to support our business and operations. In terms of financing activities, we have been actively seeking financings to improve our liquidity position. In April 2018, we completed the initial public offering of our ADSs, and received net proceeds of RMB14.9 billion.

We have conducted the below debt and equity financing activities since our initial public offering:

•

In December 2018, we completed an offering of US$750 million in aggregate principal amount of 3.75% convertible senior notes due 2023, or the 2023 Notes. In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of 2.00% convertible senior notes due 2025, or the 2025 Notes. In connection with these convertible notes offering, we also entered into capped call transactions. The holders of the 2023 Notes may require us to repurchase all or a portion of their notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In November 2021, we completed the repurchase right offer relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate purchase price of these 2023 Notes was US$746.8 million. As of December 31, 2021, RMB20.4 million (US$3.2 million) of the net carrying amount of the 2023 Notes was included in the non-current liabilities. The holders of our 2025 Notes may require us to repurchase all or a portion of their notes on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

•

In December 2020, we completed the offering of the US$800 million in aggregate principal amount of 4.00% convertible senior notes due 2026, or the 2026 Notes, and 40,000,000 ADSs at the price of US$17.50 per ADS. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes and their option in part to purchase 4,594,756 additional ADSs at the price of US$17.5 per ADS, which transaction was closed on January 8, 2021.

•

In March 2022, we entered into subscription agreements with Baidu and a consortium of financial investors that include Oasis Management Company Ltd., who have agreed to subscribe for and purchase from us, through a private placement, a total of 164,705,882 newly issued Class B ordinary shares and 304,705,880 newly issued Class A ordinary shares of our company, for a total purchase price of US$285 million in cash. In accordance with the subscription agreements, Baidu subscribed for Class B ordinary shares, and the financial investors subscribed for Class A ordinary shares.

Under the terms of the indentures governing the 2023 Notes, 2025 Notes and 2026 Notes, events of default include: (i) default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days; (ii) default in the payment of principal of any notes when due; (iii) failure by our company to comply with its obligation to convert the notes upon exercise of a holder’s conversion right for a period of five business days; (iv) failure by our company to issue a Fundamental Change Company Notice or a Make-Whole Fundamental Change as defined under the respective indenture or a specified corporate event when due for a period of five business days; (v) failure by our company to comply with its obligations relating to consolidation, merger, sale, conveyance and lease under article 11 of the respective indenture; (vi) failure by our company for 60 days after written notice from the trustee or by the trustee at the request of the holders of at least 25% in aggregate principal amount of the respective notes then outstanding has been received by our company to comply with any of our other agreements contained in the respective notes or the indenture; (vii) default by our company or any significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X, with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency), resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days. (viii) a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) rendered against us or any of our significant subsidiaries; (ix) we or any of our significant subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief; and (x) an involuntary case or other proceeding shall be commenced against our company or any significant subsidiary seeking liquidation, reorganization or other relief, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of our company; (ii) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of our company approving any plan or proposal for the liquidation or dissolution of our company; (iv)our ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in our company being legally prohibited from operating substantially all of the business operations conducted by our subsidiaries in China, our consolidated affiliated entities and subsidiaries of our consolidated affiliated entities or being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.

Upon the occurrence of an event of default, the trustee may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. We may also be required to pay additional interests. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount and accrued and unpaid interests. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2021, there was no such event of default or fundamental change.

We have also conducted the following asset-backed debt securities transactions and structured payable arrangements:

•

In December 2018, our suppliers sold certain receivables due from us, which were recorded as accounts payable in our consolidated balance sheets totaling RMB525.3 million to certain financial institutions at a discount. The factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest rate ranging from 5.0%-5.5% for gross proceeds of RMB446.0 million. Concurrently, we also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the asset-back debt securities with maturities in December 2019 and December 2020.

•

In November 2019, July 2021 and November 2021, we entered into similar reverse factoring arrangements whereby our suppliers sold certain receivables due from us amounting to RMB587.0 million, RMB231.6 million (US$36.3 million) and RMB633.9 million (US$99.5 million), respectively, to the financial institutions at a discount. The factored receivables were recorded as accounts payable in our consolidated balance sheets. The factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.1%, 5.5% and 4.5% for gross proceeds of RMB500.0 million, RMB200.0 million (US$31.4 million) and RMB570.0 million (US$89.4 million), respectively. Concurrently, we also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the corresponding asset-back debt securities which mature in November 2021, July 2022 and November 2022, respectively. The borrowings have an effective interest rate of 5.97%, 8.40% and 8.26%, respectively.

•

In 2020 and 2021, we entered into structured payable arrangements with banks or other financial institutions, pursuant to which the suppliers’ receivables collection process was accelerated through selling their receivables from us to the banks or other financial institutions at a discount. We were legally obligated to pay the banks or other financial institutions in the amount totaling RMB395.9 million and RMB1,058.6 million (US$166.1 million), respectively, which will mature within one year. As of December 31, 2021, the outstanding borrowings from the factoring arrangements was RMB750.1 million (US$117.7 million), which is repayable within one year.

In terms of business initiatives, we will (i) continue to pursue strategies to increase our revenues from membership services, online games services, live streaming services and performance-based advertising services, where customers usually prepay for our services, (ii) continue to work closely with our advertising customers and suppliers in order to optimize our payment terms, and (iii) continue to strengthen our content production capabilities in order to gain more pricing power over our content sourcing efforts.

As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital position or to generate positive net cash flows beyond the next 12 months. We have taken a series of measures to mitigate such risks, including stepping up efforts in accounts receivable collection as well as actively controlling spending through careful budget formulation, stringent budge implementation and payment arrangements with longer payment period. In the future, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market and commercial banks. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations.” and “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.”

As of December 31, 2021, 58.7% of our cash and cash equivalents, restricted cash and short-term investments were held in the PRC, while 35.9% of our cash and cash equivalents, restricted cash and short-term investments were held by our consolidated affiliated entities and their subsidiaries.

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

See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—Holding company structure.” We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•

capital contributions to our PRC subsidiaries must be registered with the SAMR or its local counterparts, and reported to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System; and

•

loans by us to our PRC subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system. Any loan to be provided by us to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used for) operating activities(1)	3,906,227	(5,411,071)	(5,951,847)	(933,973)
Net cash (used for)/provided by investing activities	(11,749,571)	159,296	1,262,350	198,091
Net cash provided by/(used for) financing activities	7,880,306	9,373,906	(2,959,455)	(464,403)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	112,265	(91,293)	(216,696)	(34,007)
Net increase/(decrease) in cash, cash equivalents and restricted cash	149,227	4,030,838	(7,865,648)	(1,234,292)
Cash, cash equivalents and restricted cash at the beginning of the year	6,760,447	6,909,674	10,940,512	1,716,805
Cash, cash equivalents and restricted cash at the end of the year	6,909,674	10,940,512	3,074,864	482,513

Note:

(1)

Our cash outflows resulting from acquisition of licensed contents were reclassified from investing activities to operating activities starting from January 1, 2020 due to the adoption of ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials.

Net cash provided by/(used for) operating activities

Net cash used for operating activities increased from RMB5,411.1 million in 2020 to RMB5,951.8 million (US$934.0 million) in 2021, primary due to an increase of cash outflow for operating assets and liabilities by RMB972.9 million from RMB16,613.3 million in 2020 to RMB17,586.2 million (US$2,759.7 million) in 2021 and a decrease of non-cash items by RMB466.5 million from RMB18,209.4 million in 2020 to RMB17,742.9 million (US$2,784.2 million) in 2021, offset by a decrease in net loss by RMB898.7 million from RMB7,007.2 million in 2020 to RMB6,108.5 million (US$958.6 million) in 2021. The increase of cash outflow for operating assets and liabilities was primarily due to increased licensed copyrights and produced content, offset by increased accounts payable. The decrease in non-cash items was primarily due to decreases of amortization and impairment of licensed copyrights, decreases of provision for credit loss, which was offset by increases of amortization and impairment of produced content, driven by business expansion to maintain our market leadership.

Net cash used for operating activities was RMB5,411.1 million in 2020, as compared to net cash provided by operating activities of RMB3,906.2 million in 2019, which was primary due to an increase of cash outflow for operating assets and liabilities by RMB12,406.5 million from RMB4,206.6 million in 2019 to RMB16,613.3 million in 2020 and a decrease of non-cash items by RMB180.3 million from RMB18,389.7 million in 2019 to RMB18,209.4 million in 2020, offset by a decrease in net loss by RMB3,269.5 million from RMB10,276.7 million to RMB7,007.2 million in 2020. The increase of cash outflow for operating assets and liabilities was primarily due to the reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities starting from January 1, 2020 due to the adoption of ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials. The decrease in non-cash items was primarily due to decreases of amortization and impairment of licensed copyrights, decreases of amortization and impairment of intangible assets and increases of barter transaction revenues, which was offset by increases of amortization and impairment of produced content, driven by continuous business expansion to maintain our market leadership.

Net cash (used for)/provided by investing activities

Net cash provided by investing activities increased from RMB159.3 million in 2020 to RMB1,262.4 million (US$198.1 million) in 2021, primary due to (i) increased cash outflow from purchasing of debt securities by RMB4,794.4 million from RMB15,180.7 million in 2020 to RMB19,975.1 million (US$3,134.5 million) in 2021, and (ii) increased cash inflow from maturities of debt securities by RMB5,352.8 million from RMB16,634.2 million in 2020 to RMB21,987.1 million (US$3,450.3 million) in 2021, and (iii) decreased purchase of long-term investments by RMB664.4 million from RMB1,050.8 million in 2020 to RMB386.4 million (US$60.6 million) in 2021.

Net cash provided by investing activities of RMB159.3 million in 2020, as compared to net cash used for investing activities RMB11,749.6 million in 2019, which was primary due to (i) a decrease in acquisition of licensed copyrights by RMB11,957.5 million from RMB11,957.5 million in 2019 to nil in 2020 because of the reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities starting from January 1, 2020 due to the adoption of ASU 2019-02; and (ii) decreased cash outflow from purchasing of debt securities by RMB7,778.6 million from RMB22,959.3 million in 2019 to RMB15,180.7 million in 2020, and (iii) decreased cash inflow from maturities of debt securities by RMB8,105.0 million from RMB24,739.2 million in 2019 to RMB16,634.2 million in 2020.

Net cash provided by/(used for) financing activities

Net cash provided by financing activities decreased from cash inflow of RMB9,373.9 million in 2020 to cash outflow of RMB2,959.5 million (US$464.4 million) in 2021, primarily due to (i) decreases of net cash inflow of issuance of convertible senior notes and follow-on offering by RMB8,475.1 million from RMB9,607.9 million in 2020 to RMB1,132.7 million (US$177.8 million) in 2021, and (ii) increases of repayments of convertible senior notes, which was RMB4,751.0 million (US$745.5 million) in 2021.

Net cash provided by financing activities increased from RMB7,880.3 million in 2019 to RMB9,373.9 million in 2020, primarily due to net cash inflow generated by proceeds from follow-on offering of our ADSs of RMB4,457.0 million in 2020, which was offset by decreases of net cash inflow of convertible senior notes by RMB2,758.6 million from issuance of the 2025 Notes in 2019 of RMB7,909.5 million and issuance of the 2026 Notes of RMB5,150.9 million in 2020.

Material Cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent period primarily include our capital expenditures, long-term debt obligations, capital lease obligations, operating lease obligations, and purchase obligations.

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers. Our capital expenditures were RMB740.2 million, RMB240.8 million, and RMB261.5 million (US$41.0 million) in the years ended December 31, 2019, 2020 and 2021, respectively.

Our capital expenditures may decrease in the future as we continue to enhance overall cost control. We currently plan to fund these expenditures with our current cash and cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

We intend to fund our existing and future material cash requirements with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations by specified categories as of December 31, 2021.

	Payment due by period
	Total	2022	2023	2024	2025	2026 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	15,090,772	383,122	404,562	382,356	7,954,669	5,966,063
Capital Lease Obligations(2)	101,492	42,005	31,533	27,954	—	—
Operating Lease Obligations(3)	1,015,164	175,848	148,218	79,884	76,306	534,908
Purchase Obligations(4)	20,746,627	10,609,445	5,201,712	3,170,018	1,552,017	213,435
Total	36,954,055	11,210,420	5,786,025	3,660,212	9,582,992	6,714,406

Notes:

(1)

On December 4, 2018, we issued US$750 million convertible senior notes (the “2023 Notes”). The 2023 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change. In 2021, we redeemed US$746.8 million (equivalent to RMB4,751.0 million) aggregate principal amount of the 2023 Notes as requested by the holders.

On March 29, 2019, we issued US$1,200 million convertible senior notes (the “2025 Notes”). The 2025 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2025 Notes for cash on April 1, 2023, which may result in a material cash outlay of our company. The holders of the 2025 Notes may also require us to repurchase all or a portion of the 2025 Notes for cash upon a fundamental change.

On December 21, 2020, we issued US$800 million convertible senior notes and offered an additional US$100 million principal amount simultaneously, issuable pursuant to the underwriters’ exercise of option to purchase additional notes. On January 8, 2021, the additional US$100 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021 (collectively, the “2026 Notes”) are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed or converted prior to such date. The holders may require us to repurchase all or a portion of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change.

For further information, please see “Loans Payable” under Note 13 and “Convertible Senior Notes” under Note 14 to our consolidated financial statements included elsewhere in this annual report.

(2)	Capital lease obligations represent our obligations for the finance leases of fixed assets.
(3)	Operating lease obligations represent our obligations for leasing office premises and internet data center facilities.
(4)	Purchase obligations represent our future minimum payments under non-cancelable agreements for licensed copyrights, produced content and property management fees.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital/operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2021.

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

The table below sets forth the respective revenues contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and our consolidated affiliated entities as of the dates and for the periods indicated:

	Total revenues(1)
	For the year ended December 31,
	2019	2020	2021
iQIYI, Inc. and its wholly-owned subsidiaries	7.3%	7.7%	5.9%
Consolidated affiliated entities	92.7%	92.3%	94.1%
Total	100.0%	100.0%	100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between iQIYI, Inc. and our wholly-owned subsidiaries and the consolidated affiliated entities.

	Total assets
	As of December 31,
	2019	2020	2021
iQIYI, Inc. and its wholly-owned subsidiaries	52.2%	53.0%	35.7%
Consolidated affiliated entities	47.8%	47.0%	64.3%
Total	100.0%	100.0%	100.0%

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

Technologies to Enhance Content Production and Operation Efficiency

We empower content production and monetization cycle by applying various technologies. We have developed and put into use an integral set of technology infrastructures and tools, comprising of: (i) intelligent integrated production systems that improve digital workflow by integrating and streamlining the elements of video production; (ii) production business intelligence systems and integrated production tool sets that empower content producers with AI-powered decision-making, and (iii) other tools that support the facilitation of the content production process.

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

In addition to content recommendations catering to users’ interests, our advanced video, audio and AI technologies provide users with superior viewing experience in a cost-effective manner. We are one of a few streaming entertainment service providers in China providing concurrent 4K/8K high-definition video quality, HDR (High Dynamic Range) imaging, Dolby Atmos® audio effect and immersive experience via 360 VR for live video streaming. We provide users with clear and smooth video play through adaptive coding technology. Our iQIYI VR app provides an immersive viewing experience via 360 VR. QiYu 4K VR HMD is one of the first 4K mobile VR devices in the world with 3D audio. Leveraging our big data analytics, features such as AI Radar and Watch Me Only support real-time recognition and search of information from video images, or allow users to view only the segments featuring particular artists. We have one of the world’s largest P2P and CDN-based HCDN (hybrid content delivery network), which seamlessly distributes and transmits massive internet video with high quality and low bandwidth cost.

In the years ended December 31, 2019, 2020 and 2021, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB2,667.1 million, RMB2,675.5 million, and RMB2,794.9 million (US$438.6 million), respectively, representing 9.2%, 9.0%, and 9.1% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. Our research and development expenses consist primarily of personnel-related costs (including share-based compensation expenses).

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Impairment of content assets

We review our film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or an individual content may be less than its unamortized costs. When such events or changes in circumstances are identified, we perform a quantitative assessment to determine whether the fair value of a film group or an individual content is less than its unamortized film costs.

For the Mainland China film group, we use a discounted cash flow approach to estimate the fair value, which requires the use of inputs such as the forecasted future revenues, costs and operating expenses attributable to the film group and the discount rate. Our estimates of these inputs require subjective management judgment and are inherently uncertain. Changes in our estimates of these inputs may cause us to realize material write-downs in the future. The quantitative impairment assessment we performed with the assistance of a third-party valuation firm as of December 31, 2021 indicated that the fair value of our Mainland China film group is in excess of their carrying value and, therefore, did not result in an impairment.

For the fair value of the produced content predominantly monetized on its own, we use a discounted cash flow approach to estimate the fair value, which requires the use of inputs include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. Based on the above assessment, certain produced content predominantly monetized on its own are determined to be impaired and re-measured to the fair value as of each quarter end.

Amortization of content assets

Based on factors including historical and estimated future viewership consumption patterns, our content assets (licensed copyrights and produced content) are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. We review factors that impact the amortization of the content assets on a regular basis, such as the estimates of future viewership consumption patterns and estimated useful lives. Our estimates related to these factors require complex and subjective management judgment and any changes in our estimates of future viewership consumption patterns and estimated useful lives may cause us to realize different amounts of amortization in future periods.

Critical Accounting Policies and Judgments

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

When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer advances and deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. We are the principal in our relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as we retain control over our service delivery to our subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services, through strategic cooperation with other parties, we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer.

Online advertising services

We sell advertising services primarily to third-party advertising agencies and a small portion is sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on our websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We perform a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where we provide customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, we would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied through our display of the advertisements in accordance with the revenue contracts.

We provide various sales incentives to our customers for meeting certain cumulative purchase volume requirements, including cash rebates to certain third-party advertising agencies and non-cash credits which can be used to acquire future online advertising services in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. We account for cash rebates granted to customers as variable consideration which is measured based on the most likely amount of incentive to be provided to customers. Non-cash credits granted to customers are considered options to acquire additional services that provide customers with a material right. The contract consideration related to these customer options to acquire additional services are deferred and recognized as revenue when future services are transferred or when the options expire.

Content distribution

We generate revenues from sub-licensing content assets for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors has a specified license period and provide us rights to sub-license these content assets to other parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, we are entitled to receive the sub-license fee under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content assets represents a license of functional intellectual property which grants a right to use our content assets and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.

We also enter into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, we further review the fair value by analyzing against the cost of the content assets bartered out and/or engage a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

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

Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When calculating its proportionate share of each equity investee’s net income or loss, we adjust the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the equity investee’s financial statements. Intra-entity profits and losses shall be eliminated until realized by us or investee as if the investee was consolidated. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in our equity-method investee and are not required to advance additional funds to the investee, we would continue to report our share of equity method losses in our consolidated statements of comprehensive loss after our equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

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

We adopted ASU 2019-02 on January 1, 2020, using a prospective transition method. For the years ended December 31, 2020 and 2021, cash outflows for the costs incurred to acquire licensed copyrights are reported as operating cash outflows in the consolidated statement of cash flows whereas they were reported as investing cash outflows prior to the adoption of ASU 2019-02. There was no material impact to the consolidated balance sheet or consolidated statement of comprehensive loss. See the updated accounting policies for Produced Content and Licensed Copyrights for further details.

Produced content, net

We produce original content in-house and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues.

Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if we have demonstrated a history of earning such revenue. We estimate ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets.

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

Licensed copyrights, net

Licensed copyrights consist of professionally-produced content, such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our website. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

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

For the right to broadcast the contents on our own websites that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of our content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Impairment of licensed copyrights and produced content

Our business model is mainly subscription and advertising based, as such the majority of the content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of the content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Mainland China platform are largely independent of the cash flows of other content launched on the overseas platform, we have identified two separate film groups. We review our film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	53	Chairman of the Board
Yu Gong	53	Chief Executive Officer and Director
Herman Yu	51	Director
Chuan Wang	52	Director
Junjie He	37	Director
Dou Shen	42	Director
Sam Hanhui Sun	49	Independent Director
Jane Jie Sun	53	Independent Director
Jun Wang	43	Chief Financial Officer
Xiaohui Wang	53	Chief Content Officer
Wenfeng Liu	43	Chief Technology Officer
Xiangjun Wang	44	Chief Marketing Officer
Xianghua Yang	45	Senior Vice President
Youqiao Duan	52	Senior Vice President

Robin Yanhong Li has served as the chairman of our board of directors since 2009. Mr. Li is the co-founder, chairman and chief executive officer of Baidu (Nasdaq: BIDU; SEHK: 9888). Prior to founding Baidu, Mr. Li worked as an engineer for Infoseek, a pioneer in the internet search engine industry. Mr. Li currently serves on the boards of New Oriental Education & Technology Group Inc. (NYSE: EDU; SEHK: 9901) and Trip.com Group Limited (Nasdaq: TCOM; SEHK: 9961). Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Yu Gong is the founder, chief executive officer and director of our company, and oversees our overall strategy and business operations. Prior to founding iQIYI, Dr. Gong was the president and chief operating officer of umessage.com, a top mobile internet services solution provider in China. Prior to that, Dr. Gong served in the roles of vice president, senior vice president, and chief operating officer at Sohu.com, a Nasdaq-listed company (Nasdaq: SOHU), from 2003 to 2008. From 1999 to 2003, Dr. Gong was the founder and chief executive officer of focus.cn, the then largest real estate search website in China, which was sold to Sohu.com. Dr. Gong received a bachelor’s degree, a master’s degree and a doctorate degree in automation control from Tsinghua University.

Herman Yu has served as our director since 2017. Mr. Yu served as the chief financial officer of Baidu (Nasdaq: BIDU; SEHK: 9888) from September 2017 to November 2021. In August 2021, Mr. Yu was appointed chief strategy officer of Baidu, responsible for corporate strategy and business development. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corp., a social media company (NASDAQ: WB) from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corp., a leading portal, from 2004 to 2015, initially as a VP of Finance and in 2006 became the chief financial officer. Mr. Yu currently serves on the board of directors of ZTO Express Inc., an express delivery company (NYSE: ZTO; SEHK: 2057). Mr. Yu, a California Certified Public Accountant, received his bachelor’s degree in economics from the University of California, Santa Cruz, and master in accountancy (MAcc) from the University of Southern California.

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

Junjie He has served as our director since March 2021. Mr. He serves as a vice president of Baidu (Nasdaq: BIDU; SEHK: 9888). He is in charge of Baidu’s group budgeting, financial planning and analysis, and manages Baidu’s corporate resource allocation and certain growth initiatives. Mr. He joined Baidu in 2017. Before his current position in Baidu, Mr. He oversaw Baidu’s Mergers & Acquisition Department from 2017 to 2020. Mr. He obtained his bachelor’s degree in Business Administration at Guanghua School of Management, Peking University in 2007.

Dr. Dou Shen has served as our director since September 2019. Dr. Shen currently serves as executive vice president of Baidu (Nasdaq: BIDU; SEHK: 9888). Dr. Shen has served in various other roles since joining Baidu in 2012, including in search, display advertising and financial services group. Prior to Baidu, Dr. Shen served as a researcher at Microsoft’s AdCenter Labs. He was also founder of Buzzlabs, a social media analytics company that was later acquired by IAC-owned CityGrid Media. Dr. Shen is currently the vice chair of KDDC (China chapter of ACM in data-mining). Dr. Shen currently serves on the board of directors of Trip.com Group Limited (Nasdaq: TCOM) and Kuaishou Technology (SEHK: 1024). He was previously a director of Uxin Limited (Nasdaq: UXIN) from May 2018 to November 2019. Dr. Shen holds a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from Hong Kong University of Science and Technology.

Sam Hanhui Sun has served as our independent director since March 2018. Mr. Sun has been the Chairman of VSP Private Fund Management (Zhuhai) Co., Limited since 2021. From 2016 to 2020, Mr. Sun was a venture partner at Blue Lake Capital. From 2010 to 2015, Mr. Sun served various positions at Qunar Cayman Islands Limited, a Nasdaq-listed company, including Qunar’s president in 2015 and its chief financial officer from 2010 to 2015. From 2007 to 2009, Mr. Sun was the chief financial officer of KongZhong Corporation, a Nasdaq-listed company. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd., and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group. Mr. Sun currently serves as a director on the boards of Zhihu Inc. (NYSE: ZH) and Yiren Digital Ltd. (NYSE: YRD). Mr. Sun served as an independent director of Fang Holdings Limited (NYSE: SFUN) from September 2010 to May 2019, Sunlands Technology Group (NYSE: STG) from March 2018 to July 2019 and CAR Inc. (formerly SEHK: 699) from August 2014 to July 2021, when CAR Inc. was privatized. Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology. He is a Certified Public Accountant in China.

Jane Jie Sun has served as our independent director since June 2018. Ms. Sun currently serves as the chief executive officer and a member of the board of directors of Trip.com Group Limited (Nasdaq: TCOM; SEHK: 9961). Ms. Sun first joined Trip.com as its chief financial officer in 2005, and later served as its chief operating officer and co-president, before serving as its chief executive officer in 2016. Ms. Sun has also served as a director of TripAdvisor, Inc. (Nasdaq: TRIP) since July 2020 and MakeMyTrip Limited (Nasdaq: MMYT) since August 2019, and has served as an independent director of AIA Group Ltd. (SEHK: 1299) since June 2021 and TAL Education Group (NYSE: TAL) since October 2010. Ms. Sun is a member of International Chamber of Commerce Executive Board, a member of JPMorgan Asia Pacific Council, a member of Standard Chartered Bank International Advisory Board, vice chair of the World Travel & Tourism Council, a member of Vice-Chancellor’s Circle of Oxford University, a member of the President’s Advisory Council for Public Health of Brown University, co-chair of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a member of the board of directors and business leaders group committee of Business China. In 2019, she was awarded an Asia Society Asia Game Changer award and joined as a member of the Asia Society Board of Trustee. Forbes named her one of the Emergent 25 Asia’s Latest Star Businesswomen in 2018, and one of the Most Influential and Outstanding Businesswomen in China in 2017. She was also named one of Fortune’s Top 50 Most Powerful Women in Business, and one of FastCompany’s Most Creative People in Business in 2017. During her tenure at Trip.com, she also won the Institutional Investor Awards for the Best CEO and the Best CFO. Ms. Sun received her bachelor’s degree from the business school of the University of Florida with high distinction. She also obtained her Master of Law degree from Peking University Law School.

Jun Wang has served as our chief financial officer since February 2022. Mr. Jun Wang has been engaged with us in January 2018 and has been responsible for advising on major capital market transactions since then. Prior to joining us, he served as a partner of Waterwood Group Limited, a private equity firm, from December 2015 to October 2017. From June 2014 to August 2015, he served as a managing director of TBP Consulting (Hong Kong) Limited. From July 2008 to June 2014, he worked at J.P. Morgan Securities (Asia Pacific) Limited with his last position being the vice president of investment banking. Mr. Wang obtained a bachelor’s degree in English from Tsinghua University in July 2000 and a master’s degree in business administration from the University of Chicago in June 2008.

Xiaohui Wang joined us in 2016 as our chief content officer. Mr. Wang is responsible for the procurement, production and operations of content business. From 2019, Mr. Wang also serves as president of our Professional Content Business Group (PCG). Prior to joining iQIYI, Mr. Wang was vice president of China National Radio, where he served in various positions from 1990 to 2016, including director of news center from 2002 to 2003, vice president of Voice of China from 2003 to 2006, director of finance office from 2006 to 2007, and vice president from 2007 to 2016. Mr. Wang currently serves on the board of directors of Strawbear Entertainment Group (SEHK: 2125). Mr. Wang holds a bachelor’s degree in journalism from Jilin University, a master’s degree in business administration from Cheong Kong Graduate School of Business and a Ph.D. in literature from the Communication University of China.

Wenfeng Liu joined us in 2012 and is our chief technology officer. From 2019, Mr. Liu also serves as president of our Infrastructure and Intelligent Content Distribution Business Group (IIG). Mr. Liu served as our vice president of technology, IT operation, product marketing and business development. Prior to joining us, Mr. Liu served as research and development manager from

2011 to 2012 at VMware China Research Center, where he led the research, development and distribution of various update and maintenance releases of Vmware vSphere projects. From 2003 to 2011, Mr. Liu served in various senior positions at Intel China Research Center, including the role of research and development manager between 2007 to 2011, in which position he spearheaded Intel’s various global R&D initiatives. Mr. Liu holds a bachelor’s degree and a master’s degree in computer science from Zhejiang University.

Xiangjun Wang joined us in 2009 and is our chief marketing officer, responsible for marketing and advertising sales. Since 2009, Ms. Wang has held various positions related to our sales and marketing functions. Ms. Wang holds an associate’s degree from Donghua University.

Xianghua Yang joined us in 2010 and is our senior vice president responsible for oversea business and motion picture business. Mr. Yang led iQIYI Pictures from 2014 to 2016 and led our mobile business department from 2010 to 2014. Prior to joining us, Mr. Yang served as deputy general manager of wireless business department at Sohu.com, responsible for R&D, marketing and mobile business. Mr. Yang holds both bachelor’s and master’s degrees in hydraulic and hydroelectric engineering from Tsinghua University.

Youqiao Duan joined us in 2012 and is our senior vice president responsible for membership business and intelligent device business. Prior to joining us, Mr. Duan was senior director responsible for investment business at Skyworth Group, where he worked from 2008 to 2012. Mr. Duan holds a bachelor’s degree in automation control from Tsinghua University.

B.Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB34.1 million (US$5.3 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

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

Share Incentive Plans

The 2010 Plan

We adopted the 2010 Plan on October 18, 2010, which was subsequently amended and restated on November 3, 2014, August 6, 2016 and September 15, 2020, for the purpose of granting share-based compensation awards either through a proprietary interest in our long-term success, or compensation based on fulfilling certain performance goals to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. Under the 2010 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. As of February 28, 2022, options to purchase a total of 339,081,857 Class A ordinary shares were outstanding under the 2010 Plan.

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

Exercise Price. The excises price of an option or a share appreciation right will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

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

The 2017 Plan

We adopted the 2017 Plan on November 30, 2017, which was further amended on December 7, 2017, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2017 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares, all of which have been granted in the form of restricted share units. As of February 28, 2022, 369,500 of the granted restricted share units had been forfeited due to the departure of the relevant grantees, and the remaining 350,500 restricted share units had been vested and exercised. As such, as of February 28, 2022, no awards were outstanding under the 2017 Plan.

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

The 2021 Plan

We also adopted the 2021 Plan on December 2, 2021 for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the directors, employees and consultants to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is initially 364,000,000 Class A ordinary shares, or the 2021 Plan Award Pool, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one share) granted shall reduce the number of shares in the 2021 Plan Award Pool available for future grants by 1.3 shares. As of February 28, 2022, no awards have been granted under the 2021 Plan.

The following paragraphs summarize the terms of the 2021 Plan.

Types of Awards. The Plan permits the awards of options and restricted share units.

Plan Administration. A committee of one or more members of the board acts as the plan administrator, and the board shall conduct the general administration of the plan if required by applicable laws, and with respect to awards granted to members of the committee that acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2021 Plan and any award agreement.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.
Exercise Price. The excises price of an option will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our directors, employees and consultants.

Term of the Awards. The term of each option or share appreciation right granted under the 2021 Plan shall not exceed ten years from date of the grant unless otherwise determined by the shareholders or the board under the condition that our company decides to follow home country practice.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate on December 2, 2031, provided that our board may terminate the plan at any time and for any reason.

The following table summarizes, as of February 28, 2022, the outstanding options and restricted share units that we granted to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Options and Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Gong	141,100,116	0.25 to 0.51	Various dates from 2010/10/18 to 2020/10/16	Various dates from 2024/12/15 to 2030/10/18
Jun Wang	*	0.51	Various dates from 2018/2/28 to 2020/4/1	Various dates from 2028/2/28 to 2030/4/1
Xiaohui Wang	*	0.51	Various dates from 2016/8/5 to 2020/10/16	Various dates from 2026/8/5 to 2030/10/16
Xiangjun Wang	*	0.25 to 0.51	Various dates from 2013/1/1 to 2020/10/16	Various dates from 2023/1/1 to 2030/10/16
Xianghua Yang	*	0.25 to 0.5	Various dates from 2012/6/20 to 2020/10/16	Various dates from 2022/6/20 to 2030/10/16
Youqiao Duan	*	0.25 to 0.51	Various dates from 2012/5/8 to 2020/4/1	Various dates from 2022/5/8 to 2030/4/1
Wenfeng Liu	*	0.30 to 0.51	Various dates from 2014/12/15 to 2020/10/16	Various dates from 2024/12/15 to 2030/10/16
Total	187,619,763

Notes:

*	The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2022, other grantees as a group held options to purchase 151,462,094 Class A ordinary shares of our company, with exercise prices ranging from US$0.25 to US$0.51 per share.

C.Board Practices

Board of Directors

Our board of directors consists of eight directors. Baidu has the right to appoint a majority of our directors as long as it holds no less than 50% of the voting power of our Company. In addition, some of our directors are also senior management of Baidu. See “Item 3. Key Information—Risk Factors—Risks Related to Our Relationship with Baidu—We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.” A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our current memorandum and articles of association.

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

We had 8,889, 7,721 and 5,856 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had 3,116 employees in Beijing and 2,740 employees in other cities in China and overseas. The following table sets forth the number of our employees by function as of December 31, 2021:

Research and development	2,471
Content production and operation	1,663
Sales and marketing	1,261
General and administrative	461
Total	5,856

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 5,599,215,289 ordinary shares outstanding as of February 28, 2022, comprising of 2,722,823,893 Class A ordinary shares (excluding 217,740,107 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 2,876,391,396 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. On March 10, 2022, we issued an additional 263,529,410 Class A ordinary shares and 164,705,882 Class B ordinary shares pursuant to a private placement in March 2022. Those shares are not included in the calculation, except with respect to the beneficial ownership of Baidu and Mr. Robin Yanhong Li, the 164,705,882 Class B ordinary shares issued to Baidu (Hong Kong) Limited, a company incorporated in Hong Kong, were taken into consideration.

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned (†)		Class B Ordinary Shares Beneficially Owned (††)		Voting Power (†††)
	Number	%	Number	%	%
Directors and Executive Officers:**
Robin Yanhong Li(1)	7,933,331	*	3,041,097,278	100.0	91.8
Yu Gong(2)	133,062,380	4.7	—	—	*
Herman Yu	—	—	—	—	—
Chuan Wang(3)	—	—	—	—	—
Junjie He	—	—	—	—	—
Dou Shen	*	*	—	—	*
Sam Hanhui Sun(4)	—	—	—	—	—
Jane Jie Sun(5)	—	—	—	—	—
Jun Wang	*	*	—	—	—
Xiaohui Wang	*	*	—	—	*
Xiangjun Wang	*	*	—	—	*
Xianghua Yang	*	*	—	—	*
Youqiao Duan	*	*	—	—	*
Wenfeng Liu	*	*	—	—	*
All directors and executive officers as a group	196,436,146	6.8	3,041,097,278	100.0	91.9
Principal Shareholders:
Baidu(6)	7,933,331	*	3,041,097,278	100.0	91.8
Xiaomi Ventures Limited(7)	341,874,885	12.6	—	—	1.1

Notes:

*	Less than 1%.
* *

Except for Robin Yanhong Li, Herman Yu, Junjie He and Dou Shen, and as indicated otherwise below, the business address of our directors and executive officers is 9/F, iQIYI Innovation Building, No. 2 Haidian North First Street, Haidian District, Beijing 100080, China. The business address of Robin Yanhong Li, Herman Yu, Junjie He and Dou Shen is Baidu Campus, No. 10 Shangdi 10th Street, Haidian istrict, Beijing 100085, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2022, by the sum of the total number of Class A ordinary shares outstanding as of February 28, 2022 and the number of Class A ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class A ordinary shares within 60 days of February 28, 2022.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2022, by the sum of the total number of Class B ordinary shares outstanding as of February 28, 2022 and the number of Class B ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class B ordinary shares within 60 days of February 28, 2022.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2022, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Mr. Li has the majority voting power in Baidu and is deemed to beneficially own iQIYI’s shares held or beneficially owned by Baidu.

(2)

Representing (i) 126,627,206 Class A ordinary shares that Dr. Gong may purchase upon exercise of options within 60 days of February 28, 2022, and (ii) 6,435,174 Class A ordinary shares held by Cannes Ventures Limited, a company incorporated in the Cayman Islands. Cannes Ventures Limited is wholly-owned by a family trust, with Dr. Gong as settler and protector of the trust and he and his family members are the trust’s beneficiaries. The registered address of Cannes Ventures Limited is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.

(3)	The business address of Mr. Chuan Wang is No.006, Floor 6, Building 6, Yard 33, Middle Xierqi Road, Haidian District, Beijing 100085, China.
(4)	The business address of Sam Hanhui Sun is 3-4-802, 17 Fen-si-ting Avenue, Dongcheng District, Beijing 100009, China.
(5)	The business address of Jane Jie Sun is 968 Jin Zhong Road, Shanghai 200335, China.
(6)

Representing (i) 7,933,331 Class A ordinary shares, in the form of ADSs, and (ii) 2,876,391,396 Class B ordinary shares held by Baidu Holdings Limited, a company incorporated in British Virgin Islands, and (iii) 164,705,882 Class B ordinary shares issued to Baidu (Hong Kong) Limited, a company incorporated in Hong Kong, pursuant to a subscription agreement that Baidu (Hong Kong) Limited entered into with us in March 2022 as part of a private placement. Baidu (Hong Kong) Limited is wholly owned by Baidu Holding Limited, which in turn is wholly owned by Baidu. The business address of each of Baidu Holdings Limited and Baidu (Hong Kong) Limited is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of February 28, 2022, 2,371,235,407 of our Class A ordinary shares were held by three record holders in the United States, representing 87.1% of our total issued and outstanding Class A ordinary shares as of such date (excluding 217,740,107 Class A ordinary shares reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plans). As of February 28, 2022, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation—Share Incentive Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”

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

Loan Agreement

Under the master business cooperation agreement, Baidu will provide us with a RMB650.0 million (US$102.0 million) loan, which will mature on the fifth anniversary of the grant date. We entered into a loan agreement with Baidu with respect to such loan on January 19, 2018. The loan is interest free.

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

Transactions with Baidu

For the years ended December 31, 2019, 2020 and 2021, we generated membership services revenue of RMB20.9 million, RMB19.8 million and nil, respectively, advertising services revenue of RMB67.5 million, RMB113.9 million and RMB122.9 million (US$19.3 million), respectively, and other revenues of RMB12.3 million, RMB15.4 million and RMB14.5 million (US$2.3 million), respectively, from Baidu.

We incurred cost of revenues for license fees in the amount of RMB23.1 million, RMB13.7 million and RMB13.9 million (US$2.2 million) for the years ended December 31, 2019, 2020 and 2021, respectively. We incurred cost of revenues for bandwidth in the amount of RMB976.5 million, RMB1,007.5 million and RMB918.8 million (US$144.2 million) for the years ended December 31, 2019, 2020 and 2021, respectively. We also incurred cost of revenues for traffic acquisition and other services in relation with our ticket booking service in the amount of RMB479.5 million, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively. We incurred selling, general and administrative expenses for advertising services provided by Baidu in the amount of RMB1.8 million, RMB2.5 million and RMB13.4 million (US$2.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively. We incurred research and development expenses for cloud services provided by Baidu in the amount of RMB19.5 million, RMB7.4 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2019, 2020 and 2021, we had RMB35.6 million, RMB38.3 million and RMB34.9 million (US$5.5 million), respectively, due from Baidu. The balance mainly represents amounts due from Baidu for advertising, membership and other services.

As of December 31, 2019, 2020 and 2021, we had RMB1,015.9 million, RMB1,037.8 million and RMB1,405.5 million (US$220.6 million), respectively, due to Baidu. The related party balances mainly represented accrued expenses for bandwidth services and cloud services provided by Baidu. As of December 31, 2019, 2020 and 2021, we had RMB700.0 million, RMB700.0 million and RMB700.0 million (US$109.8 million), respectively, in loans due to Baidu. As of December 31, 2019, 2020 and 2021, the total outstanding balance represents an interest-free loan of RMB50.0 million that is due on demand, and an interest-free loan of RMB650.0 million provided by Baidu in January 2018 that will mature in January 2023.

Other Transactions with Related Parties

For the years ended December 31, 2019, 2020 and 2021, we generated content distribution revenue of RMB443.5 million, RMB176.2 million and RMB297.3 million (US$46.7 million), respectively, from equity investees. For the years ended December 31, 2019, 2020 and 2021, we purchased content from equity investees in the amount of RMB909.5 million, RMB1,455.9 million and RMB2,358.7 million (US$370.1 million), respectively. Other related party transactions, including services provided by/to our equity method investees and other investees measured using the measurement alternative in the ordinary course of business, were insignificant for each of the years presented.

As of December 31, 2019, 2020 and 2021, we had RMB242.7 million, RMB97.2 million and RMB201.6 million (US$31.6 million), respectively, due from other related parties. The balance mainly represents amounts due from our equity investees for content distribution services or paid in advance by us for licensed copyrights acquisition. We had loan receivables due from our equity investees of RMB105.9 million, nil and nil as of December 31, 2019, 2020 and 2021, respectively. The balance as of December 31, 2019 represents loans provided to one of our equity investees with an interest rate of 5%, which was fully repaid in 2020.

As of December 31, 2019, 2020 and 2021, we had RMB950.3 million, RMB1,018.4 million and RMB1,309.2 million (US$205.4 million), respectively, due to other related parties. The related party balances mainly represented, (i) deferred revenues in relation to content distribution, IP licensing, advertising services and traffic support services to be provided to one of our equity investees; (ii) amounts owed to our equity investees for licensed copyrights; and (iii) advances made by one of our equity investees for online advertising services.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Furthermore, starting in April 2020, we and certain of our current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-1830 (U.S. District Court for the Eastern District of New York). In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021, and a decision on the motion is currently pending. This case remains in its preliminary stages.

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

As of December 31, 2021, 566 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB381.0 million. We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2021, 1,413 cases brought by us against others for copyright and trademark infringement, unfair competition and other commercial disputes were pending before various courts in China. The aggregate amount of damages we are seeking under these pending cases is approximately RMB1,516.5 million.

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

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective ninth amended and restated memorandum and articles of association, as well as the Companies Act (as revised) insofar as they relate to the material terms of our ordinary shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Act and not inconsistent with common law.

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
•

a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to our company in respect thereof; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares or, on a winding up, with the sanction of a special resolution of our company and any other sanction required by the Companies Act), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares in proportion to the par value of the shares held by them (subject to, on a winding up where the assets available for distribution amongst the shareholders of our company shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, a deduction from ordinary shares in respect of which there are monies due of all monies payable to our company for unpaid calls or otherwise). If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our current memorandum of association contains a declaration that the liability of our members is so limited.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any such class may (subject to any rights or restrictions for the time being attached to any class of share) only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit of such requisition carry the right to vote at general meetings of our company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;
•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

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

As a matter of Cayman Islands law, a director of a Cayman Islands company owes duties to the company including the following—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to table resolutions at a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association provides that, on the requisition of shareholders holding shares representing in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit of such requisition carry the right to vote at general meetings of our company, the board shall convene an extraordinary general meeting. However, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

Appointment of Directors. For so long as Baidu Holdings and its affiliates collectively hold no less than 50% of the voting power of our company, Baidu shall be entitled to appoint, remove and replace a majority of the directors.

The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors, appoint any person as a director, to fill a casual vacancy on the board of directors that is not a Baidu Holdings appointed director or as an addition to the existing board of directors. A vacancy on the board of directors created by the removal of a non-Baidu Holdings appointed director may be filled by way of an ordinary resolution of our company’s shareholders or by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors.

Each director whose term of office expires shall be eligible for re-election at a meeting of our company’s shareholders or re-appointment by the board of directors.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current memorandum and articles of association, directors not appointed by Baidu Holdings may be removed by ordinary resolution of our shareholders or pursuant to an existing written agreement between the director and our company.

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

E.Taxation

The following summary of Cayman Islands, People’s Republic of China and U. S. federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of dividends or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

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

The following discussion does not deal with all the tax considerations to any particular investor or to persons that may be subject to special treatment under U.S. federal income tax laws, including:

•	banks;
•	financial institutions;
•	insurance companies;
•	broker dealers;
•	persons that elect to mark their securities to market;
•	tax-exempt entities;
•	persons liable for the alternative minimum tax;
•	regulated investment companies;
•	certain expatriates or former long-term residents of the United States;
•	governments or agencies or instrumentalities thereof;
•	persons holding the ADSs or Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;
•	persons whose functional currency is other than the U.S. dollar; or
•	persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation or in connection with services.

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

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs may be subject to reduced rates of taxation provided that (1) our ADSs are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a PRC “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs are listed on the Nasdaq Global Select Market and will accordingly be considered to be readily tradable on an established securities market in the United States, and we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021 and we do not expect to be a PFIC in the foreseeable future, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes because we exercise effective control over them and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our combined and consolidated financial statement. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2021 and for subsequent taxable years.

Assuming we are the owner of our consolidated affiliated entities in the PRC for U.S. federal income tax purposes, based on our current and expected income and assets and the current market value of our ADSs, we do not presently expect to be a PFIC for the 2021 taxable year or the foreseeable future. However, given the lack of authority applying the PFIC rules to our particular circumstances, and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year based on that year’s composition of income and assets, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the value of certain of our assets for purposes of the asset test is generally determined by reference to the market price of the ADSs, our PFIC status may depend in part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the IRS may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

If we are a PFIC for any year during which you hold the ADSs or the Class A ordinary shares we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a purging election with respect to such ADSs or Class A ordinary shares, as applicable. One type of purging election creates a deemed sale of such shares at their fair market value. Any gain recognized in this deemed sale will be subject to tax as an excess distribution, as described below. As a result of this election, you will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in your shares.

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

The RMB appreciated by 2.34% against the U.S. dollar in 2021. As of December 31, 2021, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,584.8 million, and U.S. dollar-denominated cash and cash equivalents and restricted cash of US$288.5 million. Assuming we had converted RMB2,584.8 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of the end of 2021, our U.S. dollar cash balance would have been US$694.1million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$657.2 million instead. Assuming we had converted US$288.5 million into RMB at the exchange rate of RMB6.3726 for US$1.00 as of the end of 2021, our RMB cash balance would have been RMB4,423.3 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB4,239.4 million instead. In addition, we had U.S. dollar-denominated convertible senior notes of US$1,985.4 million as of December 31, 2021. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB1,265.2 million (US$198.5 million) in the value of our U.S. dollar-denominated convertible senior notes as of December 31, 2021.

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

A.Debt Securities

In December 2020, we completed a registered public offering of US$800 million in aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes in January 2021. The 2026 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed or converted prior to such date. The holders may require our company to repurchase all or a portion of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2021, we received US$3.2 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to: the Registration Statement on Form F-3, as amended (File No. 333-251359) that became effective immediately upon filing on December 15, 2020, and the applicable prospectus supplements in relation to our offering of 40,000,000 ADSs, each representing seven Class A ordinary shares of our company, at a price to public of US$17.50 per ADS, and US$800 million in aggregate principal amount of 4.00% senior notes due 2026, or the 2026 Notes. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes and their option in part to purchase 4,594,756 additional ADSs at the price of US$17.5 per ADS, which was closed on January 8, 2021. Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and J.P. Morgan Securities LLC were the representatives of the underwriters for the offerings. The public offering of the ADSs is referred to as the Follow-on Offering and the offering of the 2026 Notes is referred to as the 2026 Notes Offering.

We received net proceeds of US$759.0 million from the Follow-on Offering, and net proceeds of US$884.3 million from 2026 Notes Offering, including the exercise of the underwriters’ option to purchase additional notes and ADSs, each after deducting the underwriters’ discounts and commissions.

In 2021, we used approximately RMB6,516.5 million of the net proceeds from the Follow-on Offering and the 2026 Notes Offering to expand and enhance our content offerings, strengthen our technologies and for working capital and other general corporate purposes. We intend to use the remainder of the proceeds from the above Follow-on Offering and 2026 Notes Offering as disclosed in the applicable prospectus supplements to the Registration Statement on Form F-3.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-5 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2020	2021
	RMB	RMB
	(in thousands)
Audit fees(1)	16,515	15,005
Audit related fees(2)	2,990	8,476

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)

“Audit-related fees” means, for the years ended December 31, 2020 and 2021, the aggregate fees billed for professional services in connection with the offering of the Notes and review of interim financial statements, respectively.

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

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2021. We may, however, hold annual shareholders meetings in the future.

Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval for (i) the material amendment to our 2010 Plan, and (ii) the adoption of our 2021 Plan.

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

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of iQIYI, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
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
4.11

English translation of the amended and restated Business Operation Agreement among Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng dated January 30, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.12

English translation of Power of Attorney by Beijing QIYI Century to iQIYI, Inc. dated January 30, 2013 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.13

English translation of Spousal Consent Letter of Ms. Ying Zhang dated September 26, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.14

English translation of Loan Agreement among Beijing QIYI Century, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.15

English translation of Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Shanghai iQIYI, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.16

English translation of Share Pledge Agreement among Beijing QIYI Century, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.17

English translation of Shareholder Voting Rights Trust Agreement among Mr. Xiaohua Geng, Dr. Yu Gong and Beijing QIYI Century dated October 25, 2013 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.18

English translation of Business Operation Agreement among Beijing QIYI Century, Shanghai iQIYI, Mr. Xiaohua Geng and Dr. Yu Gong dated October 25, 2013 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.19

English translation of Exclusive Technology Consulting and Service Agreement among Beijing QIYI Century and Shanghai iQIYI dated October 25, 2013 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.20

English translation of Commitment Letter between iQIYI, Inc. and Shanghai iQIYI dated October 25, 2013 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.21

English translation of Spousal Consent Letter of Ms. Yihong Mou dated September 26, 2016 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.22

English translation of Spousal Consent Letter of Ms. Ying Zhang dated September 26, 2016 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.23

English translation of Business Operation Agreement among Beijing QIYI Century, Shanghai Zhong Yuan and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.24

English translation of Loan Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.25

English translation of Commitment Letter from iQIYI, Inc. to Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.26

English translation of Exclusive Technology Consulting and Service Agreement between Beijing QIYI Century and Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.27

English translation of Exclusive Purchase Option Agreement among iQIYI, Inc., Beijing QIYI Century, Dr. Yu Gong and Shanghai Zhong Yuan dated January 14, 2014 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.28

English translation of Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

Exhibit Number	Description
4.29

English translation of Share Pledge Agreement between Beijing QIYI Century and Dr. Yu Gong dated January 14, 2014 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.30

English translation of Spousal Consent Letter of Ms. Yihong Mou dated September 26, 2016 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-223263), as amended, initially filed with the SEC on February 27, 2018)

4.31

English translation of Exclusive Management Consulting and Business Cooperation Agreement among iQIYI New Media, Beijing iQIYI Cinema, Dr. Yu Gong and Mr. Xianghua Yang dated July 27, 2017 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.32

English translation of Exclusive Share Purchase Agreement among iQIYI New Media, Dr. Yu Gong, Mr. Xianghua Yang and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.33

English translation of Loan Agreement between iQIYI New Media and Mr. Xianghua Yang dated July 27, 2017 (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.34

English translation of Loan Agreement between iQIYI New Media and Dr. Yu Gong dated July 27, 2017 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.35

English translation of Share Pledge Agreement among iQIYI New Media, Dr. Yu Gong and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.36

English translation of Share Pledge Agreement among iQIYI New Media, Mr. Xianghua Yang and Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-223263) filed with the SEC on February 27, 2018)

4.37

English translation of Power of Attorney by Mr. Xianghua Yang to iQIYI New Media dated July 27, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.38

English translation of Power of Attorney by Dr. Yu Gong to iQIYI New Media dated July 27, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.39

English translation of Spousal Consent Letter of Ms. Congyu Lin dated July 27, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.40

English translation of Spousal Consent Letter of Ms. Yihong Mou dated July 27, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.41

English translation of Power of Attorney by iQIYI New Media to QIYI, Inc. dated July 27, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.42

English translation of Commitment Letter by QIYI, Inc. to Beijing iQIYI Cinema dated July 27, 2017 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.43

English translation of Exclusive Management Consulting and Business Cooperation Agreement among iQIYI New Media, iQIYI Pictures, Dr. Yu Gong and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.44

English translation of Exclusive Share Purchase Agreement among iQIYI New Media, iQIYI Pictures, Dr. Yu Gong and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.45

English translation of Loan Agreement between iQIYI New Media and Mr. Ning Ya dated August 30, 2017 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.46

English translation of Loan Agreement between iQIYI New Media and Dr. Yu Gong dated August 30, 2017 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.47

English translation of Share Pledge Agreement among iQIYI New Media, Mr. Ning Ya and iQIYI Pictures dated August 30, 2017 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

Exhibit Number	Description
4.48

English translation of Share Pledge Agreement among iQIYI New Media, Dr. Yu Gong and iQIYI Pictures dated August 30, 2017 (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.49

English translation of Power of Attorney by Mr. Ning Ya to iQIYI New Media dated August 30, 2017 (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.50

English translation of Power of Attorney by Dr. Yu Gong to iQIYI New Media dated August 30, 2017 (incorporated herein by reference to Exhibit 10.51 of the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.51

English translation of Spousal Consent Letter of Ms. Yihong Mou dated August 30, 2017 (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.52

English translation of Exclusive Technology Consulting and Service Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.53 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.53

English translation of Software Licensing Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.54 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.54

English translation of Trademark Licensing Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.55 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.55

English translation of Business Cooperation Agreement between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. dated December 1, 2011 (incorporated herein by reference to Exhibit 10.56 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.56

English translation of Loan Agreement between Baidu Online Network Technology (Beijing) Co., Ltd. and Beijing QIYI Century dated January 19, 2018 (incorporated herein by reference to Exhibit 10.67 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.57

Share Purchase Agreement dated February 12, 2018 by and between iQIYI, Inc. and Baidu Holdings (incorporated herein by reference to Exhibit 10.68 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.58

English translation of Ticket Business Cooperation Agreement dated February 12, 2018 by and between Baidu Holdings and iQIYI, Inc. (incorporated herein by reference to Exhibit 10.69 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

4.59

English translation of Share Purchase Agreement among Beijing iQIYI Technology Co., Ltd., iQIYI, Inc., Yunpeng He, Pu Zhang, Xingyou Zhou, Wei Du, Kun Meng, Skymoons (BVI) Group Limited, Chengdu Skymoons Digital Entertainment Co., Ltd. and Skymoons Inc., dated July 10, 2018 (incorporated herein by reference to Exhibit 4.66 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 15, 2019)

4.60

English translation of form Confirmation Letter executed by Beijing QIYI Century, dated December 21, 2020 (incorporated herein by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.61

English translation of Confirmation Letter executed by the Registrant, dated December 21, 2020 (incorporated herein by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.62

Indenture, dated December 4, 2018 constituting $750 million 3.75% Convertible Senior Notes due 2023 (incorporated herein by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 15, 2019)

4.63

Indenture, dated March 29, 2019 constituting $1.2 billion 2.00% Convertible Senior Notes due 2025 (incorporated herein by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 12, 2020)

4.64

Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.65

First Supplemental Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.66	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K furnished with the SEC on December 3, 2021)
8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Exhibit Number	Description
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
* *	Furnished herewith.

Instruments defining the rights of holders of certain issues of long-term debt of the Registrant and of certain consolidated subsidiaries, for which financial statements are required to be filed with this annual report, including (i) a two-year loan facility agreement we entered into with JPMorgan Chase Bank, N.A. in 2019, pursuant to which we were entitled to borrow secured RMB denominated loan of up to RMB800.0 million for general working capital purposes, (ii) standard terms of the asset-backed debt securities securitized by certain of our payables to our suppliers issued to third party investors, which raised gross proceeds of RMB446.0 million, and (iii) standard terms of three asset-backed debt securities securitized by certain of our payables to our suppliers issued to third party investors, which raised gross proceeds of RMB500.0 million, RMB200.0 million and RMB570.0 million, respectively, have not been filed as exhibits to this annual report because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of the Registrant and our subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each of such instrument to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iQIYI, INC.

By:	/s/ Yu Gong
	Name:	Yu Gong
	Title:	Director and Chief Executive Officer

Date:	March 28, 2022

iQIYI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iQIYI, Inc. (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2022 expressed an unqualified opinion thereon.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operations, has negative cash flow from operations and a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern as it does not have sufficient funds to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023 without securing additional financing. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As explained below, auditing the Company’s evaluation of its ability to continue as a going concern was a critical audit matter.

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

Going concern

Description of the Matter

As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses since inception, generated negative cash flow from operations of RMB5,951,847 thousands (US$933,973 thousands) during the year ended December 31, 2021 and has an accumulated deficit of RMB47,163,773 thousands (US$7,401,025 thousands) and a working capital deficit of RMB10,952,353 thousands (US$1,718,662 thousands) as of December 31, 2021, respectively. There is substantial doubt regarding the Company’s ability to continue as a going concern as it does not have sufficient funds to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023 (Note 14) without securing additional financing. The Company has plans in place to reduce discretionary capital expenditures and operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities, issuance of asset-backed debt securities and raising funds through additional issuance of equity and/or debt in public and/or private capital markets. Although management believes such plans, if executed, should provide the Company sufficient financing to meet its needs, successful completion of such plans is dependent on factors outside of the Company’s control and there can be no assurances that new financings or other transactions will be available to the Company on commercially acceptable terms, or at all. The Company’s ability to execute its plans to secure additional financing are especially judgmental given recent disruptions to, and volatility in, the global financial markets. Accordingly, the Company concluded that substantial doubt has not been alleviated for the assessment period.

Auditing management’s evaluation of whether their plans alleviated the substantial doubt regarding its ability to continue as a going concern is complex and involves subjective auditor judgment to assess (i) the reasonableness of the cash flow forecasts and (ii) whether it is probable that management’s plans will be effectively implemented and alleviate substantial doubt.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s going concern assessment process. For example, we tested controls over management’s review of estimates and assumptions in the Company’s cash flow forecasts and the assessment of whether it is probable that their plans will be effectively implemented and alleviate substantial doubt.

To test the Company’s assessment  regarding its ability to continue as a going concern, we performed audit procedures that included, among others, evaluating the reasonableness of management’s cash flow forecasts by making inquiries with management, comparing the forecasts used by management against historical performance and budgets, and performing sensitivity analyses of significant assumptions to evaluate the change in the cash flow forecasts that would result from changes in these  assumptions. We considered the impact of subsequent events on the Company’s going concern assessment, and the Company’s financing arrangements in place as of the report date. We evaluated management’s plans and considered whether it is probable that the Company will have sufficient available cash to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023, and that such plans can be effectively implemented. We also assessed the adequacy of the Company’s disclosures of the going concern uncertainty included in Note 2 to the consolidated financial statements.

Impairment of Mainland China film group content assets

Description of the Matter

At December 31, 2021, the carrying value of the Company’s licensed copyrights and produced content, net of accumulated impairment charges, were RMB8,189,231 thousands (US$1,285,069 thousands) and RMB10,951,078 thousands (US$1,718,463 thousands), respectively. As discussed in Note 2 to the consolidated financial statements, the majority of the Company’s content assets (licensed copyrights and produced content) are predominantly monetized together with other content assets. Film groups are reviewed for impairment when there are events or changes in circumstances that indicate the fair value of a film group may be less than its unamortized costs and an impairment charge is recognized for the amount by which the unamortized capitalized costs exceed the film group’s fair value. As a result of the impairment assessment, there is no impairment charge recognized during the year ended December 31, 2021.

Auditing management’s estimated fair value of the Mainland China film group required complex auditor judgment due to the significant estimation required by management in forecasting the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach. In particular, the fair value estimate was sensitive to significant assumptions such as forecasted future revenues, costs and operating expenses attributable to the film group, and the discount rate. These significant assumptions are forward looking and could be materially affected by future economic and market conditions, changes in user traffic on the Company’s platform, and changes in viewership trends of its content.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s film group impairment review process, including controls over management’s review of the significant assumptions described above.

To test impairment of the China Mainland film group, we performed audit procedures that included, among others, evaluating the significant assumptions used to estimate fair value and tested the completeness and accuracy of underlying data used in the assessment. We involved our valuation specialists to assist in assessing the Company’s valuation methodology and evaluating the discount rate by comparing it to a discount rate that was independently developed using observable market information. We assessed the reasonableness of the significant assumptions described above by comparing them to the Company’s business plans, historical trends, and current industry and economic outlook.

Amortization of content assets

Description of the Matter

For the year ended December 31, 2021, amortization expenses related to licensed copyrights and produced content were RMB10,082,541 thousands (US$1,582,171 thousands) and RMB5,960,046 thousands (US$935,261 thousands), respectively. As discussed in Note 2 to the consolidated financial statements, based on factors including historical and estimated future viewership consumption patterns, the Company’s content assets are amortized using an accelerated method by content categories over the shorter of their respective contractual periods or estimated useful lives within ten years, beginning with the month of first availability.

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

March 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited iQIYI, Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, iQIYI, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 28, 2022 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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

March 28, 2022

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		10,915,282	2,997,212	470,328
Restricted cash		25,230	77,652	12,185
Short-term investments	3	3,358,174	1,348,255	211,571
Accounts receivable, net of allowance of RMB360,299 and RMB240,326 (US$37,712) as of December 31, 2020 and 2021, respectively	5	3,344,433	2,747,774	431,186
Prepayments and other assets	6	3,515,855	3,266,523	512,589
Amounts due from related parties	23	96,111	155,512	24,403
Licensed copyrights, net	7	1,035,339	931,189	146,124
Total current assets		22,290,424	11,524,117	1,808,386
Non-current assets:
Fixed assets, net	11	1,393,467	1,344,784	211,026
Long-term investments	4	3,202,828	3,035,155	476,282
Deferred tax assets, net	15	51,347	31,351	4,920
Licensed copyrights, net	7	6,435,055	7,258,042	1,138,945
Intangible assets, net	8	627,198	545,305	85,570
Produced content, net	9	6,556,084	10,951,078	1,718,463
Prepayments and other assets	6	2,699,423	2,905,690	455,966
Operating lease assets	12	1,001,857	907,297	142,375
Goodwill	10	3,888,346	3,888,346	610,166
Amounts due from related parties	23	39,400	81,000	12,711
Total non-current assets		25,895,005	30,948,048	4,856,424
Total assets		48,185,429	42,472,165	6,664,810

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the

      consolidated VIEs without recourse to the primary

      beneficiary of RMB12,127,963 and RMB13,941,720

      (US$2,187,760) as of December 31, 2020 and 2021,

      respectively):

Accounts and notes payable		7,561,532	8,896,460	1,396,049
Amounts due to related parties	23	1,778,783	2,634,089	413,346
Customer advances and deferred revenue		3,444,917	3,484,509	546,795
Short-term loans	13	2,965,957	4,117,774	646,169
Long-term loans, current portion	13	909,034	—	—
Convertible senior notes, current portion	14	4,752,061	—	—
Operating lease liabilities, current portion	12	201,307	171,541	26,919
Accrued expenses		2,261,985	2,280,322	357,831
Other liabilities		979,002	891,775	139,939
Total current liabilities		24,854,578	22,476,470	3,527,048

Non-current liabilities (including non-current liabilities

      of the consolidated VIEs without recourse to the

      primary beneficiary of RMB1,148,695 and

      RMB919,082 (US$144,224) as of

      December 31, 2020 and 2021, respectively):

Convertible senior notes	14	11,926,715	12,652,172	1,985,402
Deferred tax liabilities	15	4,588	3,127	491
Amounts due to related parties	23	977,407	780,615	122,496
Operating lease liabilities	12	767,676	625,737	98,192
Other non-current liabilities		210,167	260,931	40,946
Total non-current liabilities		13,886,553	14,322,582	2,247,527
Total liabilities		38,741,131	36,799,052	5,774,575
Commitments and contingencies	17

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
Mezzanine equity:
Redeemable noncontrolling interests	18	108,629	397,385	62,358
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 2,900,519,681 and 2,940,101,566 shares issued as of December 31, 2020 and 2021, respectively; 2,609,809,545 and 2,722,361,459 shares outstanding as of December 31, 2020 and 2021, respectively)	19	165	173	27
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 2,876,391,396 and 2,876,391,396 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	19	183	183	29
Additional paid-in capital		47,687,483	49,642,014	7,789,915
Accumulated deficit	20	(40,973,853)	(47,163,773)	(7,401,025)
Accumulated other comprehensive income	25	2,542,680	2,709,002	425,102
Noncontrolling interests		79,011	88,129	13,829
Total shareholders’ equity		9,335,669	5,275,728	827,877
Total liabilities, mezzanine equity and shareholders’ equity		48,185,429	42,472,165	6,664,810

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenues:
Membership services (including related party amounts of RMB27,247, RMB25,571 and RMB3,766 (US$591) for the years ended December 31, 2019, 2020 and 2021, respectively)		14,435,611	16,491,030	16,713,664	2,622,739
Online advertising services (including related party amounts of RMB77,126, RMB206,624 and RMB296,920 (US$46,594) for the years ended December 31, 2019, 2020 and 2021, respectively)		8,270,600	6,822,115	7,066,751	1,108,927
Content distribution (including related party amounts of RMB443,503, RMB176,227 and RMB297,304 (US$46,653) for the years ended December 31, 2019, 2020 and 2021, respectively)		2,544,221	2,660,074	2,855,602	448,106
Others (including related party amounts of RMB48,877, RMB54,064 and RMB59,685 (US$9,366) for the years ended December 31, 2019, 2020 and 2021, respectively)		3,743,226	3,733,996	3,918,342	614,873
Total revenues		28,993,658	29,707,215	30,554,359	4,794,645
Operating costs and expenses:
Cost of revenues (including related party amounts of RMB1,565,850, RMB1,111,729 and RMB1,239,044 (US$194,433) for the years ended December 31, 2019, 2020 and 2021, respectively)		(30,348,342)	(27,884,395)	(27,513,497)	(4,317,468)
Selling, general and administrative (including related party amounts of RMB5,581, RMB5,045 and RMB24,343 (US$3,820) for the years ended December 31, 2019, 2020 and 2021, respectively)		(5,236,007)	(5,187,835)	(4,725,142)	(741,478)
Research and development (including related party amounts of RMB19,486, RMB7,412 and nil for the years ended December 31, 2019, 2020 and 2021, respectively)		(2,667,146)	(2,675,494)	(2,794,927)	(438,585)
Total operating costs and expenses		(38,251,495)	(35,747,724)	(35,033,566)	(5,497,531)
Operating loss		(9,257,837)	(6,040,509)	(4,479,207)	(702,886)

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Other income/(expenses):
Interest income (including related party amounts of RMB4,856, RMB1,247 and nil for the years ended December 31, 2019, 2020 and 2021, respectively)		402,145	157,477	118,615	18,613
Interest expenses		(914,371)	(1,066,320)	(1,349,544)	(211,773)
Foreign exchange (loss)/gain, net		(190,210)	43,274	54,555	8,561
Share of losses from equity method investments		(155,073)	(224,489)	(446,323)	(70,038)
Others, net		(109,541)	146,690	89,916	14,110
Total other expenses, net		(967,050)	(943,368)	(1,532,781)	(240,527)
Loss before income taxes		(10,224,887)	(6,983,877)	(6,011,988)	(943,413)
Income tax expense	15	(51,852)	(23,276)	(96,545)	(15,150)
Net loss		(10,276,739)	(7,007,153)	(6,108,533)	(958,563)
Less: Net income attributable to noncontrolling interests		46,590	31,208	61,051	9,580
Net loss attributable to iQIYI, Inc.		(10,323,329)	(7,038,361)	(6,169,584)	(968,143)
Accretion of redeemable noncontrolling interests	18	(1,542)	(7,087)	(20,336)	(3,191)
Net loss attributable to ordinary shareholders		(10,324,871)	(7,045,448)	(6,189,920)	(971,334)
Net loss per Class A and Class B ordinary share:	21
Basic		(2.02)	(1.36)	(1.11)	(0.17)
Diluted		(2.02)	(1.36)	(1.11)	(0.17)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):	21
Basic		(14.14)	(9.52)	(7.77)	(1.19)
Diluted		(14.14)	(9.52)	(7.77)	(1.19)
Shares used in net loss per Class A and Class B ordinary share computation:	21
Basic		5,104,882,400	5,176,180,057	5,570,736,706	5,570,736,706
Diluted		5,104,882,400	5,176,180,057	5,570,736,706	5,570,736,706

Other comprehensive income/(loss):
Foreign currency translation adjustments	25	228,974	433,497	168,079	26,375
Unrealized losses on available-for-sale debt securities	25	(297)	(98)	(2,851)	(447)
Total other comprehensive income, net of tax	25	228,677	433,399	165,228	25,928
Comprehensive loss		(10,048,062)	(6,573,754)	(5,943,305)	(932,635)
Less: Comprehensive income attributable to noncontrolling interests		48,495	28,645	59,957	9,409
Comprehensive loss attributable to iQIYI, Inc.		(10,096,557)	(6,602,399)	(6,003,262)	(942,044)

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2019	5,075,817,301	321	39,666,150	1,879,946	(23,509,486)	118,632	18,155,563
Net loss attributable to iQIYI, Inc.	—	—	—	—	(10,323,329)	46,590	(10,276,739)
Equity component of convertible senior notes, net of issuance costs	—	—	987,691	—	—	—	987,691
Purchase of capped call	—	—	(567,140)	—	—	—	(567,140)
Exercise of share-based awards	59,699,220	4	151,153	—	—	—	151,157
Other comprehensive income	—	—	—	226,772	—	1,905	228,677
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	6,750	6,750
Acquisition of noncontrolling interests in subsidiaries	—	—	(44,066)	—	—	(20,934)	(65,000)
Accretion of redeemable noncontrolling interests	—	—	—	—	(1,542)	—	(1,542)
Dividends paid and payable by a subsidiary	—	—	—	—	—	(90,547)	(90,547)
Deemed disposal of a subsidiary’s shares	—	—	20,020	—	—	(20,020)	—
Share-based compensation	—	—	1,084,520	—	—	—	1,084,520
Balances as of December 31, 2019	5,135,516,521	325	41,298,328	2,106,718	(33,834,357)	42,376	9,613,390
Cumulative effect of adopting ASU 2016-13	—	—	—	—	(94,048)	—	(94,048)
Net loss attributable to iQIYI, Inc.	—	—	—	—	(7,038,361)	31,208	(7,007,153)
Issuance of ordinary shares upon follow-on offering, net of issuance costs	280,000,000	18	4,451,951	—	—	—	4,451,969
Equity component of convertible senior notes, net of issuance costs	—	—	394,956	—	—	—	394,956
Exercise of share-based awards	70,684,420	5	193,097	—	—	—	193,102
Other comprehensive income	—	—	—	435,962	—	(2,563)	433,399
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	(918)	—	—	10,527	9,609
Accretion of redeemable noncontrolling interests	—	—	—	—	(7,087)	—	(7,087)
Dividends paid and payable by a subsidiary	—	—	—	—	—	(22,563)	(22,563)
Share-based compensation	—	—	1,370,095	—	—	—	1,370,095
Others	—	—	(20,026)	—	—	20,026	—
Balances as of December 31, 2020	5,486,200,941	348	47,687,483	2,542,680	(40,973,853)	79,011	9,335,669
Net loss attributable to iQIYI, Inc.	—	—	—	—	(6,169,584)	61,051	(6,108,533)
Issuance of ordinary shares upon follow-on offering, net of issuance costs	32,163,292	2	505,416	—	—	—	505,418
Equity component of convertible senior notes, net of issuance costs	—	—	48,793	—	—	—	48,793
Exercise of share-based awards	80,388,622	6	181,159	—	—	—	181,165
Other comprehensive income	—	—	—	166,322	—	(1,094)	165,228
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	37	37
Accretion of redeemable noncontrolling interests	—	—	—	—	(20,336)	—	(20,336)
Dividends paid and payable by subsidiaries	—	—	—	—	—	(50,876)	(50,876)
Share-based compensation	—	—	1,219,163	—	—	—	1,219,163
Balances as of December 31, 2021	5,598,752,855	356	49,642,014	2,709,002	(47,163,773)	88,129	5,275,728
Balances as of December 31, 2021, in US$		56	7,789,915	425,102	(7,401,025)	13,829	827,877

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(10,276,739)	(7,007,153)	(6,108,533)	(958,563)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of fixed assets		476,068	480,396	400,241	62,807
Amortization and impairment of intangible assets		972,760	317,579	162,182	25,450
Amortization and impairment of licensed copyrights		12,743,323	11,863,521	10,082,541	1,582,171
Amortization and impairment of produced content		2,977,181	4,534,116	6,121,035	960,524
Impairment of long-lived assets		—	143,534	—	—
Provision/(reversal) for credit loss		58,006	265,540	(45,228)	(7,097)
Unrealized foreign exchange loss/(gain)		155,079	(51,819)	15,534	2,438
Loss/(gain) on disposal of fixed assets		13,257	(20,991)	(25,611)	(4,019)
Gain on disposal of subsidiaries		—	—	(44,861)	(7,040)
Accretion on convertible senior notes and asset-backed debt securities		379,916	501,033	618,393	97,039
Barter transaction revenue		(682,941)	(1,376,912)	(1,243,562)	(195,142)
Share-based compensation		1,084,520	1,370,095	1,219,163	191,313
Share of losses from equity method investments		155,073	224,489	446,323	70,038
Fair value change and impairment of long-term investments		162,350	33,928	82,447	12,938
Fair value change of assets and liabilities remeasured at fair value on a recurring basis		5,711	—	—	—
Interest and other investment (income)/expense		(25,272)	49,622	(5,134)	(806)
Deferred income tax (benefit)/expense		(77,312)	(41,979)	18,535	2,909
Amortization of deferred income		(12,446)	(14,969)	(12,674)	(1,989)
Other non-cash expenses/(income)		4,183	(67,750)	(46,400)	(7,281)
Changes in operating assets and liabilities
Accounts receivable		(810,774)	8,841	644,924	101,203
Amounts due from related parties		45,717	144,423	(56,029)	(8,792)
Licensed copyrights		—	(10,527,700)	(9,731,462)	(1,527,079)
Produced content		(3,596,339)	(6,728,467)	(10,491,647)	(1,646,368)
Prepayments and other assets		(854,906)	1,166,105	96,000	15,064
Accounts payable		(654,987)	(605,394)	1,438,676	225,760
Amounts due to related parties		460,964	77,049	658,173	103,282
Customer advances and deferred revenue		880,844	429,510	39,592	6,213
Accrued expenses and other liabilities		132,551	(580,615)	(216,064)	(33,905)
Other non-current liabilities		190,440	2,897	31,599	4,959
Net cash provided by/(used for) operating activities		3,906,227	(5,411,071)	(5,951,847)	(933,973)
Cash flows from investing activities:
Acquisition of fixed assets		(740,163)	(240,750)	(261,536)	(41,041)
Acquisition of intangible assets		(127,505)	(144,978)	(139,199)	(21,843)
Acquisition of licensed copyrights from related parties		(324,040)	—	—	—
Acquisition of licensed copyrights from third parties		(11,633,509)	—	—	—
Purchase of long-term investments		(706,149)	(1,050,810)	(386,383)	(60,632)
Proceeds from disposal of long-term investments		3,000	40,000	—	—
Acquisition of business, net of cash acquired		(5,798)	(5,798)	—	—
Film investments made as passive investor		(3,250)	—	(21,850)	(3,429)
Proceeds from film investments as passive investor		27,420	1,612	3,600	565

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Loans provided to related parties		—	—	(1,000)	(157)
Loans provided to third parties		(46,000)	(9,655)	(813,000)	(127,577)
Repayment of loans provided to related parties		22,000	100,000	1,000	157
Repayment of loans provided to third parties		4,500	—	813,030	127,582
Purchases of held-to-maturity debt securities		(8,500,890)	(3,367,103)	(6,419,905)	(1,007,423)
Maturities of held-to-maturity debt securities		9,894,325	5,202,271	8,518,768	1,336,781
Purchases of available-for-sale debt securities		(14,458,369)	(11,813,599)	(13,555,195)	(2,127,106)
Maturities of available-for-sale debt securities		14,844,857	11,431,950	13,468,301	2,113,470
Other investing activities		—	16,156	55,719	8,744
Net cash (used for)/provided by investing activities		(11,749,571)	159,296	1,262,350	198,091
Cash flows from financing activities:
Proceeds from short-term loans		2,738,224	3,559,525	4,437,033	696,267
Repayments of short-term loans		(3,166,503)	(3,219,083)	(3,296,979)	(517,368)
Proceeds from long-term loans and borrowings from third party investors, net of issuance costs		945,749	—	—	—
Repayments of long-term loans and borrowings from third party investors		(167,837)	(709,192)	(880,861)	(138,226)
Proceeds from issuance of convertible senior notes, net of issuance costs		7,909,506	5,150,888	632,369	99,232
Repayments of convertible senior notes		—	—	(4,751,022)	(745,539)
Purchase of capped calls		(567,140)	—	—	—
Proceeds from issuance of subsidiaries' shares		106,750	9,609	268,457	42,127
Acquisition of noncontrolling interests in a subsidiary		(65,000)	—	—	—
Proceeds from issuance of ordinary shares in the follow-on offering, net of issuance costs		—	4,457,007	500,380	78,521
Proceeds from exercise of share options		146,954	196,597	180,002	28,246
Finance lease payments		(397)	(9,020)	(14,473)	(2,271)
Dividends paid by subsidiaries		—	(62,425)	(27,827)	(4,367)
Other financing activities		—	—	(6,534)	(1,025)
Net cash provided by/(used for) financing activities		7,880,306	9,373,906	(2,959,455)	(464,403)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		112,265	(91,293)	(216,696)	(34,007)
Net increase/(decrease) in cash, cash equivalents and restricted cash		149,227	4,030,838	(7,865,648)	(1,234,292)
Cash, cash equivalents and restricted cash at the beginning of the year		6,760,447	6,909,674	10,940,512	1,716,805
Cash, cash equivalents and restricted cash at the end of the year		6,909,674	10,940,512	3,074,864	482,513
Supplemental disclosures of cash flow information:
Cash paid for interest		436,651	502,985	670,916	105,281
Cash paid for income taxes		171,259	97,863	108,436	17,016
Acquisition of fixed assets included in accounts payable		84,605	30,341	68,110	10,688
Acquisition of long-term investments with non-cash consideration		7,500	4,000	50,000	7,846

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents		5,934,742	10,915,282	2,997,212	470,328
Restricted cash		974,932	25,230	77,652	12,185

Total cash and cash equivalents and restricted cash shown in the statements of cash flows		6,909,674	10,940,512	3,074,864	482,513

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

As of December 31, 2021, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	PRC	March 8, 2010	100%
iQIYI HK Limited (“iQIYI HK”, formerly known as Qiyi.com HK Limited)	Hong Kong	April 14, 2011	100%
iQIYI Media Limited	Cayman	May 26, 2017	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI Interactive Technology Co., Ltd.	PRC	January 31, 2019	100%
iQIYI International Singapore Pte, Ltd.	Singapore	February 11, 2020	100%

VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”, formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	PRC	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	PRC	December 19, 2012	Nil
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	PRC	Acquired on May 11, 2013	Nil
Chengdu Skymoons Interactive Network Game Co., Ltd. (“Skymoons Interactive”)	PRC	Acquired on July 17, 2018	Nil
Hainan iQIYI Culture Media Co., Ltd.	PRC	February 17, 2017	Nil

In July 2018, the Company and its subsidiaries Beijing iQIYI and Shanghai Zhong Yuan acquired a controlling equity interest in Skymoons Inc, Chengdu Skymoons Digital Entertainment Co., Ltd. and their subsidiaries (collectively referred to as “Skymoons”).

PRC laws and regulations prohibit or restrict foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily conducts its business in the PRC through the VIEs. The paid-in capital of the VIEs was mainly funded by the Company through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

interests in the VIEs held by the shareholders of the VIEs. In addition, the Company or its wholly-owned subsidiaries have entered into shareholder voting rights trust agreements, powers of attorney and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb losses of the VIEs that could potentially be significant to the VIEs and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

Despite the lack of legal majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Arrangements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company. In addition, through the other exclusive agreements, which consist of the business operation agreements/exclusive management consulting and business cooperation agreements, exclusive technology consulting and services agreements, trademark license agreements and software usage license agreements and business cooperation agreement, the Company, through its wholly-owned subsidiaries in the PRC, has the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the commitment letters, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation.

The principal terms of the Contractual Arrangements are further described below:

Loan Agreements

Pursuant to the loan agreement amongst Beijing QIYI Century and the shareholder of Beijing iQIYI, amended and restated on January 30, 2013, Beijing QIYI Century provided a RMB27 million interest-free loan to the shareholder of Beijing iQIYI solely for funds necessary for the capital injection to Beijing iQIYI. The loan can be repaid only with the proceeds from the sale of all of the equity interests in Beijing iQIYI to the Company or its designated representative(s) if permitted under PRC laws. The term of the loan agreement expires on June 23, 2021 originally, which was extended on December 21, 2020 for another ten years and can be further extended upon the written notification from Beijing QIYI Century.

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

Each of the loan agreements amongst Beijing QIYI Century or other subsidiaries and the respective shareholders of Beijing iQIYI or other VIEs contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date vary.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, the shareholder granted the Company an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholder, when and to the extent permitted under PRC law, at an amount equal to the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. In addition, Beijing iQIYI’s shareholder granted the Company an exclusive right to designate one or more persons to purchase all the equity interests in Beijing iQIYI. Without the prior written consent of the Company, Beijing iQIYI may not: (i) amend its articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of its assets or beneficial interest, (iv) create or allow any encumbrance on its assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contract with a value of more than RMB300 (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to its shareholders. Beijing iQIYI’s shareholder also agrees that he will not dispose of the equity interests in Beijing iQIYI nor create or allow any encumbrance on the equity interests and extend any loans to individuals without the prior written consent of the Company. The shareholder should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. Any and all dividends and other capital distributions from Beijing iQIYI to its shareholders should be repaid to the Company. The agreement will terminate when Beijing iQIYI’s shareholder transfers all of his equity interests in Beijing iQIYI to the Company or its designated person(s) or upon expiration of the term of business of the Company or Beijing iQIYI. The original term of the agreement is ten years, which was extended on December 21, 2020 for another ten years and may be further renewed at the discretion of the Company.

The exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai iQIYI and its shareholders dated October 25, 2013, the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai Zhong Yuan and its shareholder, amended on January 14, 2014, and each of the exclusive purchase option agreements amongst the Company, Beijing QIYI Century or other subsidiaries, Beijing iQIYI or other VIEs and the respective shareholders, contain terms similar to the terms described above.

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

The commitment letters executed by the Company for other VIEs including Shanghai iQIYI and Shanghai Zhong Yuan, contain terms similar to the terms described above.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The shareholder voting rights trust agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, and the shareholder voting rights trust agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, contain terms similar to the terms described above except under the shareholder voting rights trust agreement, the person designated by Beijing QIYI Century as the attorney-in-fact to represent the shareholders of Shanghai iQIYI and Shanghai Zhong Yuan must be approved by the Company.

Each of the shareholder voting rights trust agreements amongst Beijing QIYI Century or other subsidiaries and the respective shareholders of Beijing iQIYI or other VIEs contains substantially the same terms as those described above. Each of the powers of attorney amongst the Company, Beijing QIYI Century or other subsidiaries and the respective shareholders of Beijing iQIYI or other VIEs are substantially the same as terms discussed above.

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

The exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai iQIYI on October 25, 2013, the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan, amended on January 14, 2014, and each of the exclusive technology consulting and service agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above.

Share Pledge Agreements

Pursuant to the share pledge agreement amongst Beijing QIYI Century and Beijing iQIYI’s shareholder, amended and restated on January 30, 2013, Beijing iQIYI’s shareholder has pledged all of his equity interests in Beijing iQIYI to guarantee his and Beijing iQIYI’s performance of their obligations under, the exclusive technology consulting and services agreement and the amended and restated loan agreement. During the term of the share pledge agreement, Beijing QIYI Century has the right to receive all of the dividends and profits distributed on the pledged equity. If Beijing iQIYI or its shareholder breaches its respective contractual obligations, Beijing QIYI Century, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholder of Beijing iQIYI agrees not to dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests or take any actions that would prejudice Beijing QIYI Century’s interest. The share pledge agreement will expire after Beijing iQIYI and its shareholder has completed all their obligations under the exclusive technology consulting and services agreement and the amended and restated loan agreement unless otherwise unilaterally terminated by Beijing QIYI Century.

The share pledge agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the share pledge agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, and the share pledge agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above except that the pledged equity interest is only to guarantee performance of their obligations under the loan agreements.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The business operation agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the business operation agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, and the business operation agreements or the exclusive management consulting and business cooperation agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above.

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

Business Cooperation Agreement

Pursuant to the business cooperation agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use technology services provided by Beijing QIYI Century on its website, including but not limited to, P2P download and video on-demand systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The original term of this agreement is ten years, which was extended on December 21, 2020 for another ten years and can be further renewed at Beijing QIYI Century’s discretion.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; (ii) each of the contractual arrangements with the VIEs and their shareholders, and the Contractual Arrangements taken as a whole, are valid and legally binding upon each party to such agreement under PRC laws; and (iii) the execution, delivery and performance of the VIEs and their shareholders do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any explicit provisions of the current PRC laws and regulations.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	855,749	950,267	149,118
Short-term investments	825,352	595,754	93,487
Accounts receivable, net	2,928,385	2,613,546	410,122
Licensed copyrights, net	764,904	669,672	105,086
Prepayments and other assets	2,968,839	3,027,691	475,111
Total current assets	8,343,229	7,856,930	1,232,924
Non-current assets:
Fixed assets, net	726,986	726,115	113,943
Long-term investments	2,217,776	1,987,678	311,910
Licensed copyrights, net	992,549	2,288,848	359,170
Produced content, net	6,129,754	10,425,514	1,635,991
Operating lease assets	755,309	697,965	109,526
Goodwill	2,412,989	2,412,989	378,651
Others	1,078,362	919,713	144,323
Total non-current assets	14,313,725	19,458,822	3,053,514
Total assets	22,656,954	27,315,752	4,286,438
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts payable	3,718,306	5,068,907	795,422
Customer advances and deferred revenue	3,407,352	3,370,582	528,918
Short-term loans	1,129,442	2,292,899	359,806
Long-term loans, current portion (i)	909,034	—	—
Operating lease liabilities, current portion	101,866	108,059	16,957
Accrued expenses and other liabilities	2,861,963	3,101,273	486,657
Total current liabilities	12,127,963	13,941,720	2,187,760
Non-current liabilities:
Operating lease liabilities	637,381	579,844	90,990
Other non-current liabilities	511,314	339,238	53,234
Total non-current liabilities	1,148,695	919,082	144,224
Amounts due to the Company and its subsidiaries	16,558,843	20,835,196	3,269,497
Total liabilities	29,835,501	35,695,998	5,601,481

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Total revenues	26,887,129	27,412,800	28,947,480	4,542,491
Net loss	(3,341,662)	(1,360,562)	(1,688,711)	(264,996)
Net cash provided by operating activities	2,494,045	980,975	160,904	25,249
Net cash used for investing activities	(3,409,845)	(625,675)	(540,018)	(84,741)
Net cash provided by/(used for) financing activities	1,180,387	(380,298)	515,423	80,881

(i) In accordance with the arrangement as described in Note 13, the Group consolidates the securitization vehicles as it is a VIE for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIE. As of December 31, 2020 and 2021, RMB527,000 and RMB708,195 (US$111,131) of the loan is repayable within one year and is included in “Long-term loans, current portion” and “Short-term loans”, respectively, in the carrying amounts of the liabilities of the VIEs and VIEs' subsidiaries.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 93%, 92% and 94% of the Group’s consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively, after elimination of inter-company transactions. As of December 31, 2021, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than the aforementioned in the share pledge agreements, business operation agreements and collateralization of a VIE’s office building as described in Note 13.

The VIEs’ third-party creditors did not have recourse to the general credit of the Company in the normal course of business. The Company did not provide or intend to provide financial or other support not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Group incurred net losses since inception and had an accumulated deficit of RMB47,163,773 (US$7,401,025) as of December 31, 2021 and negative cash flow from operations of RMB5,951,847 (US$933,973) for the year ended December 31, 2021. As of December 31, 2021, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB4,423,119 (US$694,084), unused credit lines of RMB2,754,099 (US$432,178) and a working capital deficit of RMB10,952,353 (US$1,718,662). There is substantial doubt regarding the Group’s ability to continue as a going concern as it does not have sufficient funds to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023 (Note 14) without securing additional financing. In addition, upon the occurrence of an event of default, the trustee of the Company’s convertible senior notes may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture (Note 14). The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Group has plans in place to reduce discretionary capital expenditures and operational expenses and secure additional financing, including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities, issuance of asset-back debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital markets. In March 2022, the Company has entered into subscription agreements to issue its ordinary shares for a total cash purchase price of US$285 million (equivalent to RMB1,816,191) in a private placement transaction (Note 26). Although management believes such plans, if executed, should provide the Group sufficient financing to meet its needs, successful completion of such plans is dependent on factors outside of the Group’s control and there can be no assurances that new financings or other transactions will be available to the Group on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors such as the ongoing COVID-19 pandemic and tensive geopolitical conflicts, may adversely impact the Group’s ability to secure additional financing. Accordingly, the Group concluded that substantial doubt has not been alleviated for the assessment period.

Basis of presentation and principles of consolidation

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accrued sales rebates for online advertising revenues, the allowance for credit losses (previously known as the allowance for doubtful accounts before the adoption of ASU 2016-13) of accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties, and debt securities, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), useful lives

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

of certain finite-lived intangible assets, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, recoverability of indefinite-lived intangible assets and goodwill, ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced content monetized as a film group or individually, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain line items in the financial information of the VIEs and VIEs’ subsidiaries presented in Note 1 and income taxes related disclosures presented in Note 15 have been adjusted to conform with the current year’s presentation to facilitate comparison.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.3726 per US$1.00 on December 31, 2021, the last business day in fiscal year 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

Restricted Cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. The Group’s restricted cash mainly represents restricted deposits used as security against short-term loans and certain lawsuits.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the incurred loss impairment guidance in legacy GAAP and establishes a single allowance framework for financial assets carried at amortized cost with a methodology that requires consideration of a broader range of information to estimate credit losses. The Group adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to increase the opening balance of accumulated deficit on January 1, 2020 by RMB94,048, among which credit losses related to accounts receivable and contract assets amounted to RMB83,726.

The Group maintains an allowance for credit losses for accounts receivable, contract assets and receivables from online payment agencies, which is recorded as an offset to accounts receivable, contract assets and receivables from online payment agencies, respectively, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of comprehensive loss. When similar risk characteristics exist, the Group assesses collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable, contract assets balances and receivables from online payment agencies, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

For debt securities, the allowance for credit losses reflects the Group's estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Others, net” in the consolidated statements of comprehensive loss. Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Accounts Receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Adoption of ASU 2016-13”. The receivable balances are written off when they are deemed uncollectible. The Group generally does not require collateral from its customers.

Receivables from Online Payment Agencies, net

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used and

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

provides an allowance for credit losses as discussed in “Adoption of ASU 2016-13”. Receivable balances are written off when they are deemed uncollectible. The balances are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2020 and 2021, allowance for credit losses provided for the receivables from online payment agencies were insignificant.

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

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When calculating its proportionate share of each equity investee’s net income or loss, the Group adjusts the net income or loss of equity investee to include accretion of preferred stock

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

that is classified in temporary equity in the equity investee’s financial statements. Intra-entity profits and losses shall be eliminated until realized by the Group or investee as if the investee was consolidated. The Group will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Group has other investments in its equity-method investee and is not required to advance additional funds to the investee, the Group would continue to report its share of equity method losses in its consolidated statements of comprehensive loss after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Group’s other investments in the investee. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

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

The Group adopted ASU 2019-02 on January 1, 2020, using a prospective transition method. For the years ended December 31, 2020 and 2021, cash outflows for the costs incurred to acquired licensed copyrights are reported as operating cash outflows in the Group’s consolidated statement of cash flows whereas they were reported as investing cash outflows prior to the adoption of ASU 2019-02. There was no material impact to the consolidated balance sheet or consolidated statement of comprehensive loss. See the Group’s accounting policies for Produced Content and Licensed Copyrights for further details.

For the years ended December 31, 2020 and 2021, the amounts of cash paid for content, which include both licensed copyrights and produced content, were RMB17,009,167 and RMB19,275,833 (US$3,024,799), respectively.

Produced content, net

  The Group produces original content in-house and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

As of December 31, 2020 and 2021, the fair value of the Group’s reporting unit was substantially greater than the respective carrying value, and therefore goodwill related to the Group’s reporting unit was not impaired.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

The Group’s revenue recognition policies are set forth as follows:

Membership services

The Group offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer advances and deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Group is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.

Online advertising services

The Group sells advertising services primarily to third-party advertising agencies and a small portion is sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The Group performs a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where the Group provides customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied through the Group’s display of the advertisements in accordance with the revenue contracts.

The Group provides various sales incentives to its customers for meeting certain cumulative purchase volume requirements, including cash rebates to certain third-party advertising agencies and non-cash credits which can be used to acquire future online advertising services in certain bundled arrangements, which are negotiated on a contract-by-contract basis with customers. The Group accounts for cash rebates granted to customers as variable consideration which is measured based on the most likely amount of incentive to be provided to customers. Non-cash credits granted to customers are considered options to acquire additional services that provide customers with a material right. The contract consideration related to these customer options to acquire additional services are deferred and recognized as revenue when future services are transferred or when the options expire.

Content distribution

The Group generates revenues from sub-licensing content assets for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Group enters into with the vendors have a specified license period and provide the Group rights to sub-license these content assets to other parties. The Group enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, the Group is entitled to receive the sub-license fee under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content assets represents a license of functional intellectual property which grants a right to use the Group’s content assets and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, the Company further reviews the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

Others

Other revenues mainly include revenues from live broadcasting and online games.

Online games

The Group operates mobile games including both self-developed and licensed mobile games and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

The Group records revenue generated from mobile games on a gross basis if the Group acts as the principal in the mobile game arrangements under which the Group controls the specified services before they are provided to the customer. In addition, when the Group acts as the principal, it is primarily responsible for fulfilling the promise to provide maintenance services and has discretion in setting the price for the services to the customer. Otherwise, the Group records revenue on a net basis based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC topic 606, Revenue from Contracts with Customers (“ASC 606”) are met, which is generally when the user purchases virtual currencies issued by the game developers.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

Contract assets represent unbilled amounts related to the Group's rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2020 and 2021, contract assets were RMB1,509,586 and RMB1,591,152 (US$249,686), respectively, net of an allowance for credit losses (previously known as the allowance for doubtful accounts before the adoption of ASU 2016-13) of RMB9,275 and RMB14,721 (US$2,310), respectively. The increase in the balance of contract assets was primarily due to more outstanding advertising contracts as of December 31, 2021 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) non-cash credits granted to customers. Contract liabilities are primarily presented as “Customer advances and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB4,476,940 and RMB4,416,413 (US$693,032) as of December 31, 2020 and December 31, 2021, respectively. The decrease in contract liabilities as compared to the year ended December 31, 2020 is a result of the decrease in consideration received from the Group’s customers. Revenue recognized for the year ended December 31, 2021 that was included in contract liabilities as of January 1, 2021 was RMB3,112,050 (US$488,349).

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

Advertising expenses

Advertising expenses, primarily marketing spend in channel coverage and content related promotion are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended December 31, 2019, 2020 and 2021 were RMB2,757,214, RMB2,304,782 and RMB2,383,257 (US$373,985), respectively.

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses (including share-based compensation cost) incurred for the development of, enhancement to, and maintenance of the Group’s websites as well as costs associated with new product development and enhancement. Depreciation expenses and other operating costs are also included in research and development expenses. The Group recognizes research and development costs as expenses when incurred.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with certain conditions are recorded as “Other liabilities” or “Other non-current liabilities” when received and will be recognized as income in “Others, net” or as a reduction of specific operating costs and expenses when the conditions are met. The government subsidies with no further conditions to be met are recognized as income in “Others, net” or as a reduction of specific operating costs and expenses for which the grants are intended

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

to compensate. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive loss.

Leases

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. For IDC facilities leases, the Group accounts for the lease and non-lease components as a single lease component. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception in accordance with ASC topic 842, Leases (“ASC 842”). For operating leases, the Group recognizes a right-of-use asset (“ROU asset”) and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at commencement date. For finance leases, assets are included in “Fixed assets, net” in the consolidated balance sheets. Finance lease liabilities are included in "Other liabilities" and "Other non-current liabilities" in the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environment where the leased asset is located. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portions, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

The Group applies the provisions of ASC topic 740, Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in its consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regard to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

Loss per share

The Company computes loss per Class A and Class B ordinary shares in accordance with ASC topic 260, Earnings per Share (“ASC 260”) using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the years ended December 31, 2019, 2020 and 2021, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the loss per share calculation. The participating rights (liquidation and dividend rights) of the

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 19). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved. If required vesting conditions are not met and the share-based awards are forfeited, previously recognized compensation expenses relating to those awards are reversed. The Company elects to estimate forfeitures at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. To the extent the Company revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, receivables from online payment agencies, amounts due from related parties, prepayments and other assets, long-term investments, accounts and notes payable, short-term loans, income tax payable, amounts due to related parties, accrued expenses, other liabilities, convertible senior notes and long-term loans. The carrying amounts of these financial instruments, except for long-term equity investments without readily determinable fair values, long-term equity method investments, long-term available-for-sale debt security, convertible senior notes and long-term loans, approximate their fair values because of their generally short maturities. The carrying amounts of long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2021, the Group has RMB3,074,864 (US$482,513) in cash, cash equivalents and restricted cash, which is held in cash and demand deposits with several financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and actual losses have generally been within management’s expectations. As of December 31, 2020 and 2021, the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance.

Business and economic risks

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; cybersecurity regulations; risks associated with the Group’s ability to anticipate user preferences and provide high-quality content in a cost-effective manner; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable denominated in U.S. dollars. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 2.34% in 2021. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, accounts and notes payable and all the amount of convertible senior notes are denominated in U.S. dollars. Any significant fluctuation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Impact of COVID-19

Following the adverse impact on the Group’s online advertising revenues, an increase in expected credit losses and impairment charges to the Group’s content assets during 2020 due to coronavirus (COVID-19), the majority of the Group’s business started to resume for continuous growth in 2021. However, the COVID-19 pandemic continues to evolve and restrictions were re-imposed from time to time thereafter in certain cities to combat sporadic outbreaks. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic, possibility of Delta and Omicron outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the uneven impact to certain industries, and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures, almost all of which are beyond the Group's control. As a result, certain of the Group’s estimates and assumptions, including the fair value of the Group’s film groups, allowance for credit losses, the fair value of non-marketable equity securities and fair value of financial assets or long-lived assets subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group has preliminary assessed the impact of ASU 2020-06 adoption on the Group’s consolidated financial statements, including but not limited to the accounting for convertible senior notes. The Company will adopt ASU 2020-06 on January 1, 2022, using a modified retrospective transition method, which will result in a cumulative-effect adjustment to decrease the opening balance of additional paid-in capital and accumulated deficit on January 1, 2022 by RMB1,432,986 (US$224,867) and RMB772,123 (US$121,163), respectively, and increase the opening balance of convertible senior notes on January 1, 2022 by RMB635,925 (US$99,791), with remaining impact shown in accumulated other comprehensive income.

3.	SHORT-TERM INVESTMENTS

As of December 31, 2020 and 2021, the Group’s short-term investments consist of held-to-maturity debt securities and available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

In 2019, the Group purchased US$71,000 of held-to-maturity debt securities with an original maturity of two years from a financial institution and pledged them as collateral against certain long-term loans. As of December 31, 2020, the carrying amount of long-term held-to-maturity debt securities of RMB463,715, was included in “Short-term investments” as it matured in 2021. For the years ended December 31, 2019, 2020 and 2021, the gross unrecognized holding losses were RMB4,911, nil and nil, respectively, and the gross unrecognized holding gains were nil, nil and nil, respectively for the years ended December 31, 2019, 2020 and 2021.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

4.	LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value and equity method investments.

Equity investments without readily determinable fair value

As of December 31, 2020 and 2021, the carrying amount of the Company’s equity investments without readily determinable fair value were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Initial cost basis	2,654,055	2,285,439	358,635
Cumulative unrealized gains	235,258	329,768	51,748
Cumulative unrealized losses (including impairment)	(247,468)	(270,421)	(42,435)

Total carrying amount	2,641,845	2,344,786	367,948

Impairment charges recognized on equity investments measured using the measurement alternative were RMB169,374, RMB73,199 and RMB168,079 (US$26,375) for the years ended December 31, 2019, 2020 and 2021, respectively.

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	7,024	38,595	94,510	14,831
Gross unrealized losses (downward adjustments excluding impairment)	—	(495)	—	—

Net unrealized gains on equity securities held	7,024	38,100	94,510	14,831
Net realized gains on equity securities sold	—	—	—	—

Total net gains recognized in other income, net	7,024	38,100	94,510	14,831

Equity method investments

In July 2018, the Group acquired a 32% outstanding equity interest amounting to RMB796,000 in Beijing Xin’ai Sports Media Technology co., LTD (or “Xin’ai”) that is engaged in the operation of a sports content platform. The Group has significant influence over the investee and therefore accounts for its equity interest as an equity method investment. The excess of the carrying value of the investment over the proportionate share of Xin’ai’s net assets of RMB609,502 was recognized as basis differences and investment goodwill. As of December 31, 2020 and 2021, the Group’s equity interest in Xin’ai was diluted to 24% and 23%, respectively, due to subsequent rounds of equity financing.

Strawbear Entertainment Group (or “Strawbear”), a company that is listed on the Hong Kong Stock Exchange (“HKSE”), is a major drama series producer and distributor in the PRC, covering the investment, development, production and distribution of TV series and web series. In November 2018 and May 2020, the Group acquired a total of 19.57% equity interest for a total cash consideration of US$55,139 in Strawbear and accounted for the investment using measurement alternative as the shares held by the Group are not considered in-substance common stock. Upon the completion of initial public offering of Stawbear on January 15, 2021,

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

the shares held by the Group were converted to common stock automatically, and the Group’s equity interest in Strawbear was diluted to 14.68%. The Group can actively participate in the significant operation and financing decisions of Strawbear through its two seats on Strawbear’s board of directors with a total of nine members. Accordingly, the Group is considered to have significant influence over Strawbear and accounts for such investment as an equity method investment with an initial carrying value amounting to RMB443,670 (US$69,622). The excess of the carrying value of the investment over the proportionate share of Strawbear’s net assets of RMB225,336 (US$35,360) was recognized as basis differences and investment goodwill. As of December 31, 2021, the Group’s equity interest in Strawbear was 14.01%, which had a fair value of RMB475,895 (US$74,678) based on the closing share price.

As of December 31, 2020 and 2021, the Group also held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amounts of the Group’s equity method investments including Xin’ai and Strawbear were RMB510,426 and RMB580,776 (US$91,136) as of December 31, 2020 and 2021, respectively.

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Accounts receivable	3,704,732	2,988,100	468,898
Allowance for credit losses	(360,299)	(240,326)	(37,712)
Accounts receivable, net	3,344,433	2,747,774	431,186

The following table presents movement of the allowance for credit losses:

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Balance at the beginning of the year	94,856	144,574	360,299	56,539
Cumulative effect of adopting ASU 2016-13	—	72,366	—	—
Provisions/(Reversal)	72,259	202,108	(62,267)	(9,772)
Write-offs	(22,541)	(58,749)	(57,706)	(9,055)
Balance at the end of the year	144,574	360,299	240,326	37,712

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

6.	PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Current portion:
Contract assets (i)	1,509,586	1,591,152	249,686
VAT prepayments	805,360	711,114	111,589
Prepaid licensed copyrights	378,025	152,596	23,946
Receivables from online payment agencies	304,353	324,327	50,894
Advances to suppliers	213,686	219,605	34,461
Prepaid expenses	58,150	61,594	9,665
Deposits and prepaid rental fees	57,829	21,485	3,371
Others (ii)	188,866	184,650	28,977
	3,515,855	3,266,523	512,589

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Non-current portion:
Prepaid licensed copyrights	2,036,411	2,193,285	344,174
Licensed copyrights prepaid assets (iii)	474,073	571,518	89,684
Deposits and prepaid rental fees	154,627	46,635	7,318
Others	34,312	94,252	14,790
	2,699,423	2,905,690	455,966
(i)

The allowance for credit losses on contract assets was RMB9,275 and RMB14,721 (US$2,310) as of December 31, 2020 and 2021, respectively. The reversals charged against the allowance were RMB14,253, RMB9,310 and the provision charged against the allowance were RMB5,446 (US$855) for the years ended December 31, 2019, 2020 and 2021, respectively. Cumulative effect of adopting ASU 2016-13 on the opening balance of contract assets was RMB11,360. No write-offs were charged against the allowance for the years ended December 31, 2019, 2020 and 2021, respectively.

(ii)

The allowance for credit losses on other current assets were RMB73,688 and RMB93,217 (US$14,628) as of December 31, 2020 and 2021, respectively. The provision charged against the allowance were nil, RMB73,688, and RMB19,529 (US$3,065) for the years ended December 31, 2019, 2020 and 2021, respectively. No reversal and write-offs were charged against the allowance for the years ended December 31, 2019, 2020 and 2021, respectively.

(iii)

Licensed copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under nonmonetary exchanges but the counterparty has already received the content copyrights from the Group.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

7.	LICENSED COPYRIGHTS, NET

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	37,511,847	(29,687,867)	(353,586)	7,470,394
—Sublicensing rights	5,962,743	(5,962,743)	—	—
	43,474,590	(35,650,610)	(353,586)	7,470,394
Less: current portion
—Broadcasting rights	8,661,499	(7,591,792)	(34,368)	1,035,339
—Sublicensing rights	5,962,743	(5,962,743)	—	—
	14,624,242	(13,554,535)	(34,368)	1,035,339
Licensed copyrights—non-current
—Broadcasting rights	28,850,348	(22,096,075)	(319,218)	6,435,055
—Sublicensing rights	—	—	—	—
	28,850,348	(22,096,075)	(319,218)	6,435,055

	As of December 31, 2021
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	41,489,049	(33,016,890)	(311,375)	8,160,784	1,280,605
—Sublicensing rights	7,072,190	(7,043,743)	—	28,447	4,464
	48,561,239	(40,060,633)	(311,375)	8,189,231	1,285,069
Less: current portion
—Broadcasting rights	8,591,506	(7,662,016)	(26,748)	902,742	141,660
—Sublicensing rights	7,072,190	(7,043,743)	—	28,447	4,464
	15,663,696	(14,705,759)	(26,748)	931,189	146,124
Licensed copyrights—non-current
—Broadcasting rights	32,897,543	(25,354,874)	(284,627)	7,258,042	1,138,945
—Sublicensing rights	—	—	—	—	—
	32,897,543	(25,354,874)	(284,627)	7,258,042	1,138,945

Amortization expense of RMB12,743,323, RMB11,473,222 and RMB10,082,541 (US$1,582,171) for the years ended December 31, 2019, 2020 and 2021, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
Within 1 year	3,551,370	557,287
Between 1 and 2 years	1,539,539	241,587
Between 2 and 3 years	1,008,380	158,237

To supplement cash flow disclosure of investing activities in 2019, acquisition of licensed copyrights included in current liabilities for the year ended December 31, 2019 amounted to RMB5,486,374. Acquisition of licensed copyrights from nonmonetary content exchanges for the year ended December 31, 2019 amounted to RMB967,536.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

8.	INTANGIBLE ASSETS, NET

Finite-lived intangible assets

	As of December 31, 2020
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
Intellectual property rights (i)	473,360	(190,057)	283,303
Traffic acquisition agreement (ii)	546,150	(546,150)	—
Published mobile games (iii)	499,880	(462,852)	37,028
Trademarks (ii)	165,281	(110,854)	54,427
Online literature	151,168	(53,645)	97,523
Domain names	186,650	(108,671)	77,979
Technology (iii)	101,730	(49,996)	51,734
Others (ii)	31,738	(21,318)	10,420
	2,155,957	(1,543,543)	612,414

	As of December 31, 2021
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Intellectual property rights (i)	505,546	(223,358)	282,188	44,281
Traffic acquisition agreement (ii)	546,150	(546,150)	—	—
Published mobile games (iii)	514,664	(491,614)	23,050	3,617
Trademarks (ii)	165,292	(116,589)	48,703	7,643
Online literature	155,085	(76,433)	78,652	12,342
Domain names	188,388	(116,239)	72,149	11,322
Technology (iii)	101,730	(70,342)	31,388	4,925
Others (ii)	31,738	(22,563)	9,175	1,440
	2,208,593	(1,663,288)	545,305	85,570

Intangible assets	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Finite-lived intangible assets	612,414	545,305	85,570
Indefinite-lived intangible assets	14,784	—	—
Total	627,198	545,305	85,570

(i)

Intellectual property rights include various rights the Company acquires either individually or in a bundle to broadcast, operate, publish, translate, distribute and/or adapt various forms of media, including but not limited to online games, literature and films.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(ii)

In February 2018, the Company entered into a share purchase agreement with Baidu, Inc. (“Baidu”), pursuant to which the Company issued an aggregate of 36,860,691 Class B ordinary shares to Baidu in exchange for an asset acquisition of traffic acquisition agreement, trademarks and non-compete amounting to RMB599,150. As consideration for the issuance of such shares and subject to the conditions set forth in the share purchase agreement, Baidu agreed to (i) undertake certain non-compete obligations towards the Company with respect to the online movie ticket and show ticket booking business of Baidu and its affiliates; (ii) direct user traffic related to such ticket business to the Company; (iii) provide the Company with technological support with respect to the Company’s ticket booking business; (iv) license certain trademarks and certain intellectual property rights to the Company; and (v) enter into a ticket business cooperation agreement with the Company, which has been signed concurrently. The transaction was closed on April 12, 2018 and accounted for as an asset acquisition, whereby intangible assets were recorded by the Company. The useful lives of traffic acquisition agreement and non-compete are four years and the useful life of trademarks is two years.

In 2019, the Group revised the useful life of traffic acquisition agreement from 4 years to 1.72 years due to the decrease in economic benefit expected from the acquired set of assets for the remaining contractual period of the agreement. As of December 31, 2019, the acquired set of assets are fully amortized.

For the year ended December 31, 2019, the amount of amortization expense and net loss included in the Group’s consolidated statement of comprehensive loss were RMB479,497 and RMB10,276,739, net loss per Class A and Class B ordinary share was RMB2.02, compared to amortization expense and net loss of RMB159,538 and RMB9,956,780, net loss per Class A and Class B ordinary share of RMB1.96, if the useful life of the traffic acquisition agreement remain unchanged.

(iii)

The addition of intangible assets RMB707,000 is generated from the acquisition of Skymoons occurred on July 17, 2018, of which RMB366,000 was attributed to published mobile games with a useful life of two years, RMB101,000 attributable to technology with a useful life of five years and RMB240,000 attributable to mobile games in development. Once the mobile games in development achieve technological feasibility, they will be amortized over a maximum of four years.

For the year ended December 31, 2019, the Group recognized RMB99,096 of impairment charges for mobile games in development because the carrying amount of mobile games in development exceeded its fair value. The carrying amount of mobile games in development was RMB14,784 and nil, as of December 31, 2020 and 2021, respectively.

RMB99,096, RMB15,391 and nil of impairment charges were recognized on intangible assets and are included in “Cost of revenues” in the consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively.

Amortization expense was RMB873,664, RMB302,188 and RMB162,182 (US$25,450) for the years ended December 31, 2019, 2020 and 2021, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	144,108	22,614
Between 1 and 2 years	99,893	15,675
Between 2 and 3 years	75,453	11,840
Between 3 and 4 years	70,132	11,005
Between 4 and 5 years	58,590	9,194

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

9.	PRODUCED CONTENT, NET

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Released, less amortization and impairment
— Predominantly monetized with other contents	1,857,095	2,850,114	447,246
— Predominantly monetized on its own	78,023	29,782	4,673
	1,935,118	2,879,896	451,919
In production, less impairment
— Predominantly monetized with other contents	3,741,973	6,338,582	994,662
— Predominantly monetized on its own	82,088	503,515	79,012
	3,824,061	6,842,097	1,073,674
In development, less impairment
— Predominantly monetized with other contents	666,087	1,134,351	178,004
— Predominantly monetized on its own	130,818	94,734	14,866
	796,905	1,229,085	192,870
	6,556,084	10,951,078	1,718,463

Amortization expense of RMB3,023,628, RMB4,641,353 (US$728,330) and RMB1,095,325, RMB1,318,693 (US$206,931) was recognized as “Cost of revenues” in the consolidated statements of comprehensive loss for the years ended December 31, 2020 and 2021, for produced content predominantly monetized with other content assets and for produced content predominantly monetized on its own, respectively. Amortization expense for produced content was RMB2,977,181 for the year ended December 31, 2019. As of December 31, 2021, approximately RMB399,873 (US$62,749) of accrued participation cost liabilities will be paid in fiscal 2022.

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
Within 1 year	1,191,754	187,012
Between 1 and 2 years	428,508	67,242
Between 2 and 3 years	300,035	47,082

10.	GOODWILL

The goodwill of RMB3,888,346 and RMB3,888,346 (US$610,166) as of December 31, 2020 and 2021 represented the goodwill of RMB1,475,357 pushed down from the acquisition of the Company by Baidu in 2012, the goodwill of RMB1,800,750 generated from the acquisition of Shanghai Zhong Yuan by the Company in 2013 and the goodwill of RMB612,239 mainly generated from the acquisition of Skymoons in 2018.

The fair value of the Group exceeded its carrying value as of December 31, 2020 and 2021, respectively, and therefore the Group’s goodwill was not impaired.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

11.	FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Computer equipment	2,343,061	2,285,185	358,595
Office building	588,685	588,685	92,378
Leasehold improvements	141,065	194,336	30,496
Office furniture and equipment	135,759	158,784	24,917
Others	19,757	27,786	4,360
	3,228,327	3,254,776	510,746
Less: Accumulated depreciation	(1,860,149)	(1,916,807)	(300,789)
Construction in progress	25,289	6,815	1,069
	1,393,467	1,344,784	211,026

Impairment charges in the amount of nil, RMB95,111 and nil were recognized on fixed assets for the years ended December 31, 2019, 2020 and 2021, respectively.

Depreciation expense was RMB476,068, RMB480,396 and RMB400,241 (US$62,807) for the years ended December 31, 2019, 2020 and 2021, respectively.
12.	LEASES

Leases are classified as operating lease and finance lease in accordance with ASC 842. The Group’s operating leases mainly related to offices facilities, land use rights and IDC facilities. For leases with terms greater than 12 months, the Group records the related asset and obligation at the present value of lease payments over the term.

As of December 31, 2020 and 2021, the operating lease’s weighted average remaining lease terms were 8.6 years and 8.9 years, respectively, and weighted average discount rates were 5.46% and 5.55%, respectively. As of December 31, 2020 and 2021, the finance lease’s weighted average remaining lease terms were 2.0 years and 2.2 years, respectively, and weighted average discount rates were 5.50% and 5.50%, respectively.

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Finance lease
Computer equipment	40,882	118,997	18,673
Accumulated depreciation	(11,434)	(23,215)	(3,643)
Computer equipment, net	29,448	95,782	15,030
Finance lease liabilities, current portion	17,767	42,853	6,725
Finance lease liabilities	11,513	43,058	6,757
Total finance lease liabilities	29,280	85,911	13,482

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The components of lease costs were as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating lease costs(i)	183,578	173,815	202,862	31,833
Finance lease costs
Amortization of finance lease assets	579	25,010	12,856	2,017
Interest on lease liabilities	—	4,251	1,866	293
Total finance lease costs	579	29,261	14,722	2,310

(i)  Excluding cost of short-term contracts. Short-term lease costs for the years ended December 31, 2019, 2020 and 2021 were RMB357 million, RMB451 million and RMB328 million (US$51 million), respectively.

Finance lease costs were recorded as cost of revenues and interest expenses. For the years ended December 31, 2019, 2020 and 2021, the amount of interest expense for finance leases was nil, RMB4,251 and RMB1,866 (US$293). Variable lease costs were immaterial for the years ended December 31, 2019, 2020 and 2021. For the years ended December 31, 2019, 2020 and 2021, no lease costs for operating and finance leases were capitalized.

Cash paid for amounts included in the measurement of lease liabilities:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating cash payments for operating leases	208,560	208,493	190,407	29,879
Operating cash payments for finance leases	—	662	1,004	158
Financing cash payments for finance leases	397	9,020	14,473	2,271

Lease assets obtained in exchange for lease obligations:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating leases	323,242	359,168	36,515	5,730
Finance leases	18,950	15,208	75,693	11,878

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Future lease payments under lease liabilities as of December 31, 2021 were as follows:

	Operating leases		Finance leases
	RMB	US$	RMB	US$
Year ending December 31,
2022	175,848	27,594	42,005	6,592
2023	148,218	23,259	31,533	4,948
2024	79,884	12,536	27,954	4,387
2025	76,306	11,974	—	—
2026	70,717	11,097	—	—
Thereafter	464,191	72,842	—	—
Total future lease payments	1,015,164	159,302	101,492	15,927
Less: Imputed interest	(217,886)	(34,191)	(15,581)	(2,445)
Total lease liability balance	797,278	125,111	85,911	13,482

13.	LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2020 and 2021 amounted to RMB2,965,957 and RMB4,117,774 (US$646,169), respectively, which primarily consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2020 and 2021, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group and either collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB548,474 and RMB535,432 (US$84,021), respectively, or collateralized by restricted cash balances totaling US$3,550 and US$5,300 (equivalent to RMB33,775), respectively, or collateralized by other receivables totaling US$5,414 and nil, respectively. Certain of the Group’s outstanding short-term loan agreements contain financial and other covenants, which depend on the financial position or performance of the Group's subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2021, one of the Group’s VIEs did not satisfy certain financial covenants, based on which the commercial bank has the right to suspend the issuance of credit lines, and/or cause all outstanding amounts totaling RMB600,000 (US$94,153) with original maturity dates in 2022 to be due and repayable immediately. As of the date of this report, the commercial bank has waived its right to demand immediate repayment, and also renewed the related credit lines for the same amount for one more year. Therefore, this does not constitute an Event of Default with respect to the Notes (Note 14).

The weighted average interest rate for the outstanding borrowings as of December 31, 2020 and 2021 was 4.30% and 4.80%, respectively. As of December 31, 2020 and 2021, the aggregate amounts of unused lines of credit for short-term loans were RMB830,054 and RMB2,754,099 (US$432,178), respectively.

Structured payable arrangements

In 2020 and 2021, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from the Group to the banks or other financial institutions at a discount. For the years ended December 31, 2020 and 2021, the Group was legally obligated to pay the banks or other financial institutions in the amount totaling RMB395,943 and RMB1,058,619 (US$166,120), respectively, which will mature within one year.

As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2020

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

and 2021, the outstanding borrowings from the factoring arrangements were RMB390,317 and RMB750,067 (US$117,702), respectively, which is repayable within one year and are included in “Short-term loans” in the consolidated balance sheets.

Long-term Loans

In 2017, the Group borrowed a secured RMB denominated loan of RMB299,000 with an interest rate of 4.47% for a three-year term from the Bank of China for its general working capital purposes. Pursuant to the agreement, the principal shall be repaid by installments from 2017 to 2020. As of December 31, 2020, the repayment of the loan is guaranteed by a subsidiary of the Group and collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB548,474. Principal repayments were made on the loan when they became due and amounted to RMB10,000and RMB274,000 for the years ended December 31, 2019 and 2020, respectively. The loan was fully repaid in 2020.

In 2019, the Group entered into a two-year loan agreement with JPMorgan Chase Bank, N.A., pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB800,000 for its general working capital purposes. In 2019, the Group drew down RMB447,949 with an interest rate of 3.55%. Pursuant to the agreement, the principal shall be repaid in installments from 2019 to 2021. As of December 31, 2020 and 2021, the repayment of the loan is collateralized by held-to-maturity debt securities with a two-year term and a stated cost of US$71,000 and nil, respectively (Note 3). Principal repayments were made on the loan when they became due and amounted to RMB2,954, RMB34,213 and RMB410,782 (US$64,461) for the years ended December 31, 2019, 2020 and 2021, respectively. The loan was fully repaid in 2021.

Borrowings from third-party investors

Asset-backed debt securities

In December 2018, the Group entered into a series of transactions (“reverse factoring arrangement”) in order to re-finance certain payables due to its suppliers. In the reverse factoring arrangement, the Group’s suppliers sold certain 2018 receivables due from the Group (the “2018 factored receivables”) amounting to RMB525,279 to the financial institutions at a discount. The 2018 factored receivables were recorded as accounts payable in the Group’s consolidated balance sheets. The 2018 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.0%-5.5% for gross proceeds of RMB446,000. Concurrently, the Group also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the asset-back debt securities with maturities in December 2019 and December 2020. Under such arrangement, the payable obligation between the Group and the suppliers was considered settled and the Group was legally obligated to pay the financial institutions thereafter. As the 2018 factored receivables were sold to the financial institutions and used to securitize the debt securities, the factored receivables are viewed as collateral for raising loans through the issuance of 2018 asset-backed debt securities. The borrowings have an effective interest rate of 7.00%.

In November 2019, July 2021 and November 2021, the Group entered into similar reverse factoring arrangements whereby the Group's suppliers sold certain receivables due from the Group (the "2019 and 2021 factored receivables") amounting to RMB587,000, RMB231,573 (US$36,339) and RMB633,938 (US$99,479), respectively, to the financial institutions at a discount. The 2019 and 2021 factored receivables were recorded as accounts payable in the Group’s consolidated balance sheets. The 2019 and 2021 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.1%, 5.5% and 4.5% for gross proceeds of RMB500,000, RMB200,000 (US$31,384) and RMB570,000 (US$89,445), respectively. Concurrently, the Group also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the corresponding asset-back debt securities which mature in November 2021, July 2022 and November 2022, respectively. The borrowings have an effective interest rate of 5.97%, 8.40% and 8.26%, respectively.

The proceeds raised from issuance of the asset-backed debt securities were used by the financial institutions to factor the supplier invoices. At the same time, the credit terms of the Group’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

As a result of the series of transactions described above, the payment terms of the Group’s original trade payables were substantially modified and considered extinguished as the nature of the original liability has changed from that of a trade payable to loan borrowings from third-party investors. The proceeds from borrowings from third-party investors is a financing activity and reported as “Proceeds from long-term loans and borrowings from third party investors, net of issuance costs” or “Proceeds from short-term loans” on the consolidated statements of cash flows depending on its maturities.

RMB74,922 and RMB371,058 of 2018 asset-backed debt securities was repaid when it became due in December 2019 and December 2020, respectively. RMB29,921 and RMB470,079 (US$73,766) of 2019 asset-backed debt securities was repaid when it became due in October 2020 and October 2021, respectively. The 2018 and 2019 asset-backed debt securities were fully repaid as of December 31, 2021. As of December 31, 2020 and 2021, the outstanding borrowings from asset-backed debt securities were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Short-term loans	—	762,717	119,687
Long-term loans, current portion	498,252	—	—
Total carrying amount	498,252	762,717	119,687

As of December 31, 2021, aggregate loan principal payments due on long-term loans and borrowings from third party investors are nil.

14.CONVERTIBLE SENIOR NOTES

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

The holders may require the Company to repurchase all or a portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2021, the Company redeemed US$746.8 million (equivalent to RMB4,751.0 million) aggregate principal amount of the 2023 Notes as requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$3.2 million (equivalent to RMB20.4 million) aggregate principal amount of the 2023 Notes remained outstanding and was included in “Convertible senior notes” as of December 31, 2021 as it will mature on December 1, 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

2026 Convertible Senior Notes

On December 21, 2020, the Company issued US$800 million convertible senior notes and offered an additional US$100 million principal amount simultaneously, pursuant to the underwriters’ option to purchase additional notes. On January 8, 2021, the additional US$100 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021 (collectively referred to as the “2026 Notes”) are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026 unless redeemed, repurchased or converted prior to such date.

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

Under the terms of the indentures governing the 2023 Notes, 2025 Notes and 2026 Notes, events of default include:

(i)	default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days;
(ii)	default in the payment of principal of any notes when due;
(iii)	failure by the Company to comply with its obligation to convert the notes upon exercise of a holder’s conversion right for a period of five business days;
(iv)

failure by the Company to issue a Fundamental Change Company Notice or a Make-Whole Fundamental Change as defined under the respective indenture or a specified corporate event when due for a period of five business days;

(v)	failure by the Company to comply with its obligations relating to consolidation, merger, sale, conveyance and lease under article 11 of the respective indenture;

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(vi)

failure by the Company for 60 days after written notice from the trustee or by the trustee at the request of the holders of at least 25% in aggregate principal amount of the respective notes then outstanding has been received by the Company to comply with any of other agreements contained in the respective notes or the indenture;

(vii)

default by the Company or its significant subsidiaries (defined in Article 1, Rule 1-02 of Regulation S-X), with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency), resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days;

(viii)	a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) rendered against the Company or any of its significant subsidiaries;
(ix)	the Company or any of its significant subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief; and
(x)

an involuntary case or other proceeding shall be commenced against the Company or its significant subsidiaries seeking liquidation, reorganization or other relief, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of the Company, (ii) any recapitalization, reclassification or change of the Company’s ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of the Company approving any plan or proposal for the liquidation or dissolution of the Company; (iv) the Company’s ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in the Group being legally prohibited from operating substantially all of the business operations conducted by the Group being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.

Upon the occurrence of an event of default, the trustee may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. The Company may also be required to pay additional interest. Upon the occurrence of a fundamental change, holders of the notes will have the right, at their option, to require the Company to repurchase all of their notes or any portion of the principal amount and accrued and unpaid interests. In the event of a fundamental change, the Company may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2021, there was no such event of default or fundamental change.

Accounting for Convertible Senior Notes

As the conversion option may be settled in cash at the Company’s option, the Company separated the 2023 Notes, the 2025 Notes and the 2026 Notes (collectively as the “Notes”) into liability and equity components in accordance with ASC subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The difference between the principal amount of the 2023 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the 2023 Notes to its face value on December 1, 2021, the put date of the 2023 Notes. The difference between the principal amount of the 2025 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the 2025 Notes to its face value on April 1, 2023, the put date of the 2025 Notes. The difference between the principal amount of the 2026 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.94% to accrete the discounted carrying value of the 2026 Notes to its face value on August 1, 2024, the put date of the 2026 Notes.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The cost of the 2023 Capped Call and 2025 Capped Call of US$67.5 million and US$84.5 million were recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value recorded.

 The net proceeds from the issuance of the 2023 Notes, the 2025 Notes and the 2026 Notes were US$736.7 million, US$1,179.0 million and US$884.3 million (equivalent to RMB5,783,257), after deducting underwriting discounts and offering expenses of US$13.3 million, US$21.0 million and US$15.7 million (equivalent to RMB103,021) from the initial proceeds of US$750 million, US$1,200 million and US$900 million, respectively. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts of liability and equity components determined above.

The carrying amount of the Notes as of December 31, 2020 and 2021 were as follows:

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$
Liability component:
Principal	17,953,650	13,402,897	2,103,207
Less: unamortized debt discount	1,274,874	750,725	117,805
Net carrying amount	16,678,776	12,652,172	1,985,402
Equity component:
Carrying amount	1,744,219	1,793,011	281,363

For the years ended December 31, 2019, 2020 and 2021, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB669.8 million, RMB799.2 million and RMB1,115.7 million (US$175.1 million), respectively.

As of December 31, 2021, the liability component of the 2025 Notes and the 2026 Notes will be accreted up to the principal amount of US$1,200 million and US$900 million over a remaining period of 1.25 years and 2.59 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.

The aggregate amounts upon scheduled maturities of RMB20.4 million (US$3.2 million), RMB7,647.1 million (US$1,200.0 million) and RMB5,735.3 million (US$900.0 million) of the 2023 Notes, the 2025 Notes and the 2026 Notes will be repaid when they become due in 2023, 2025 and 2026, respectively, assuming there is no conversion of the Notes, no redemption of the Notes prior to their maturities and the convertible senior notes bondholders hold the Notes until their maturities and the Company elects to fully settle the Notes in cash.

15.INCOME TAXES

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

Certain PRC subsidiaries and VIEs, including Beijing QIYI Century, Shanghai Zhong Yuan and Beijing iQIYI are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2022, 2023 or 2024. Skymoons Interactive, qualified as a SE, is entitled to an exemption from the enterprise income tax for two years beginning from 2017, and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a “SE” is subject to annual evaluation by the relevant authorities in China.

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

The Group’s loss before income taxes consists of:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Non-PRC	(1,243,926)	(1,130,036)	(2,024,738)	(317,726)
PRC	(8,980,961)	(5,853,841)	(3,987,250)	(625,687)
	(10,224,887)	(6,983,877)	(6,011,988)	(943,413)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Income tax expense for the years ended December 31, 2019, 2020 and 2021 consists of:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current income tax expense	129,164	65,255	78,010	12,241
Deferred income tax (benefit)/expense	(77,312)	(41,979)	18,535	2,909
	51,852	23,276	96,545	15,150

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(2,556,222)	(1,745,969)	(1,502,997)	(235,853)
Effect of differing tax rates in different jurisdictions	293,976	291,884	377,604	59,254
Non-deductible expenses	436,312	238,899	181,972	28,555
Research and development super-deduction	(66,026)	(159,919)	(162,103)	(25,437)
Effect of PRC preferential tax rates and tax holiday	707,518	281,437	269,585	42,304
Other adjustments	104,484	(73,027)	(2,151)	(338)
Change in valuation allowance	1,131,810	1,189,971	934,635	146,665
Income tax expense	51,852	23,276	96,545	15,150

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and others	117,387	208,030	32,644
Bad debt provision	104,458	77,053	12,091
Net operating losses carried forward	1,318,562	1,756,698	275,664
Recorded cost relating to capitalized assets	3,493,048	3,902,201	612,340
Fixed assets depreciation	18,651	18,630	2,925
Valuation allowance	(4,941,826)	(5,876,461)	(922,145)
Deferred tax assets, net	110,280	86,151	13,519
Deferred tax liabilities:
Long-lived assets arising from acquisitions	63,521	57,927	9,090

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets, net	51,347	31,351	4,920
Deferred tax liabilities	4,588	3,127	491

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2020 and 2021, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2020 and 2021, the Group had tax losses of RMB7,638,834 and RMB11,067,133 (US$1,736,675) deriving from entities in the PRC, Hong Kong and Singapore. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2021 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of the years ended December 31, 2019, 2020 and 2021, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2019, 2020 and 2021. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2016 through 2021 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
16.	EMPLOYEE DEFINED CONTRIBUTION PLAN AND EMPLOYEE OPTIMIZATION PROGRAM

Full-time employees of the Company’s subsidiaries, VIEs and VIE’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB660,414, RMB490,245 and RMB668,457 (US$104,895) for the years ended December 31, 2019, 2020 and 2021, respectively.

In 2021, the Company initiated an Employee Optimization Program, which took on certain performance improvement actions which included downsizing its workforce to further enhance its cost structure and improve efficiency. The recognition of employee severance costs requires that the Company make certain judgments and estimates regarding the nature, timing and amount of costs associated with the initiative. To the extent the Company’s actual results differ from the estimates and assumptions, the Company may be required to revise the estimated liabilities, requiring the recognition of additional severance costs or the reduction of liabilities already recognized.

Severance payments made under a one-time benefit arrangement are generally recorded upon communication to the affected employees. As for statutorily required minimum benefits for involuntary terminations, the Company recognizes the liability for these arrangements when it is probable that the employee would be entitled to the benefits and the amounts can be reasonably estimated.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Total employee severance costs expected to be incurred in connection with the Employee Optimization Program are RMB178,732 (US$28,046) in 2021, for which RMB25,709 (US$4,034), RMB54,334 (US$8,526), RMB98,689 (US$15,486) were recognized as cost of revenues, selling, general and administrative expenses and research and developments expenses for the year ended December 31, 2021, respectively. As of December 31, 2021, the Company has paid out substantially all of the severance costs to the affected employees and the Employee Optimization Program was substantially completed. The remaining accrued severance liabilities as of December 31, 2021 is immaterial and expected to be paid over the next one to three months.

17.	COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2021:

	RMB	US$
2022	31,757	4,983
2023	27,233	4,273
2024	13,890	2,180
2025	13,851	2,174
2026 and thereafter	30,077	4,720
	116,808	18,330

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2021:

	RMB	US$
2022	10,577,688	1,659,870
2023	5,174,479	811,989
2024	3,156,128	495,265
2025	1,538,166	241,372
2026 and thereafter	183,358	28,773
	20,629,819	3,237,269

Capital commitment

As of December 31, 2021, commitments for the purchase of fixed assets are immaterial.

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2021. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, with certain restricted deposits used as security against certain lawsuits, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB32,704 and RMB55,474 (US$8,705) in “Accrued expenses” in the consolidated balance sheets as of December 31, 2020 and 2021.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Starting in April 2020, the Group and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents. In May 2021, these actions were consolidated under one case. In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021, and a decision on the motion is currently pending. As the case remain in its preliminary stages, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2021, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of December 31, 2021, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after December 31, 2021, but related to cases arising on or before December 31, 2021. The Group is in the process of appealing certain judgments for which losses have been accrued.
18.	REDEEMABLE NONCONTROLLING INTERESTS

In 2019 and 2021, one of the Group’s VIE’s subsidiary completed several rounds of preferred shares financing, with net proceeds of RMB100,000 and RMB268,420 (US$42,121), respectively, from third-party preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable noncontrolling interests.

The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Balance as of January 1	—	101,542	108,629	17,046
Issuance of subsidiary shares	100,000	—	268,420	42,121
Accretion of redeemable noncontrolling interests	1,542	7,087	20,336	3,191
Balance as of December 31	101,542	108,629	397,385	62,358

19.ORDINARY SHARES

The authorized share capital of the Company was 100,000,000,000 shares comprising of (i) 94,000,000,000 Class A ordinary shares; (ii) 5,000,000,000 Class B ordinary shares; and (iii)1,000,000,000 reserved shares at par value of US$0.00001 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

On August 19, 2019 and August 14, 2020, 11,888,853 and 10,917,811 restricted Class A ordinary shares were issued to certain key employees in relation to the acquisition of Skymoons.

280,000,000 Class A ordinary shares (40,000,000 ADS equivalent) were issued on December 21, 2020, and 32,163,292 Class A ordinary shares (4,594,756 ADS equivalent) were issued on January 8, 2021 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.

As of December 31, 2021, there were 2,722,361,459 and 2,876,391,396 Class A and Class B ordinary shares outstanding, and 217,740,107 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees. As of December 31, 2020 and 2021, there were no preferred shares issued and outstanding.

20.	PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

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

As of December 31, 2020 and 2021, the Company's PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB 31,494 and RMB42,781 (US$6,713), respectively, in its statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2021. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB19,493,231 (US$3,058,913) as of December 31, 2021.
21.	LOSS PER SHARE

Basic loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the if-converted method and the treasury stock method. The effect of the convertible senior notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2019, 2020 and 2021, as its effect would be anti-dilutive.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic and diluted loss per Class A and Class B ordinary share for the years ended December 31, 2019, 2020 and 2021 are calculated as follows:

	Year ended December 31,
	2019		2020		2021		2021
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to iQIYI, Inc.	(4,506,557)	(5,816,772)	(3,127,160)	(3,911,201)	(2,983,984)	(468,253)	(3,185,600)	(499,890)
Accretion of redeemable noncontrolling interests	(673)	(869)	(3,149)	(3,938)	(9,836)	(1,543)	(10,500)	(1,648)
Net loss attributable to iQIYI, Inc.'s ordinary shareholders	(4,507,230)	(5,817,641)	(3,130,309)	(3,915,139)	(2,993,820)	(469,796)	(3,196,100)	(501,538)

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,228,491,004	2,876,391,396	2,299,788,661	2,876,391,396	2,694,345,310	2,694,345,310	2,876,391,396	2,876,391,396
Weighted average number of ordinary shares outstanding, diluted	2,228,491,004	2,876,391,396	2,299,788,661	2,876,391,396	2,694,345,310	2,694,345,310	2,876,391,396	2,876,391,396

Net loss per share, basic	(2.02)	(2.02)	(1.36)	(1.36)	(1.11)	(0.17)	(1.11)	(0.17)
Net loss per share, diluted	(2.02)	(2.02)	(1.36)	(1.36)	(1.11)	(0.17)	(1.11)	(0.17)

22.	SHARE-BASED COMPENSATION

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the summary of option activity under the Company’s 2010 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$ in thousands)
Outstanding, December 31, 2020	420,698,274	0.49
Granted	2,583,000	0.51
Forfeited/Expired	(16,151,880)	0.51
Exercised	(65,463,860)	0.43
Outstanding, December 31, 2021	341,665,534	0.49	6.53	56,758
Vested and expected to vest as of December 31, 2021	335,342,645	0.48	6.50	55,875
Exercisable as of December 31, 2021	253,949,473	0.48	6.02	44,517

As of December 31, 2021, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share options granted to the Group’s employees and directors was RMB1,111,673 (US$174,446). Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.06 years and may be adjusted for future changes in estimated forfeitures.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2019, 2020 and 2021 were US$2.83, US$2.37 and US$1.88, respectively. The total fair value of options vested during the years ended December 31, 2019, 2020 and 2021 were RMB832,594, RMB1,222,571 and RMB1,072,572 (US$168,310), respectively. Total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 were RMB1,055,675, RMB888,668 and RMB95,024 (US$14,911).

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and non-employees were as follows:

	Year Ended December 31,
	2019	2020	2021
Fair value of ordinary shares (US$)	2.27~3.88	2.60~3.42	2.14~3.13
Risk-free interest rate (%)	1.64~2.76	0.60~0.78	0.93~1.57
Expected volatility (%)	39.6~51.0	48.2~50.4	47.2~48.0
Expected dividend yield	—	—	—
Expected exercise multiple	2.3	2.2~2.8	2.2~2.8

The estimated fair value of the Company’s ordinary shares is based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the Company’s share price. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

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

The following table sets forth the summary of RSU activity under the Company’s 2017 Plan:

Number of shares
Restricted Shares
Unvested, December 31, 2020	44,000
Vested	(44,000)
Forfeited	—
Unvested, December 31, 2021	-

The total fair value of the restricted shares vested during the years ended December 31, 2019, 2020 and 2021 was RMB175, RMB611, and RMB595 (US$93), respectively. The weighted average grant date fair value of the restricted share units granted during the years ended December 31, 2019, 2020 and 2021 were nil. As of December 31, 2021, there was no unrecognized share-based compensation cost related to restricted shares.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

2021 Equity Incentive Plan

On December 2, 2021, the Company adopted its 2021 Equity Incentive Plan (the “2021 Plan”), which permits the grant of restricted shares units and options to the directors, employees, consultants and other individuals of the Company. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall initially be 364,000,000 ordinary shares, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one ordinary share) granted shall reduce the number of ordinary shares under the 2021 Plan available for future grants by 1.3 ordinary shares. The 2021 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2021 Plan. Any unvested portion of the restricted shares units and options will be forfeited upon the termination of the grantee’s service for any reason. In the event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will be expired upon 90 days following such termination. As of December 31, 2021, the Company has not granted any restricted shares units or options under the 2021 Plan.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of revenues	171,053	201,970	173,263	27,189
Selling, general and administrative	675,278	851,416	718,377	112,728
Research and development	238,189	316,709	327,523	51,396
	1,084,520	1,370,095	1,219,163	191,313

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

23.	RELATED PARTY TRANSACTIONS
a)	The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”) Others	Controlling shareholder of the Company Equity investees (Note 4)
b)	The Group had the following related party transactions with the major related parties:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Membership services
Membership services revenue earned from memberships sold to Baidu Group	20,886	19,799	—	—
Membership services revenue earned from memberships sold by Others	6,361	5,772	3,766	591
Online advertising revenues
Advertising services provided to Baidu Group	67,452	113,934	122,919	19,289
Advertising services provided to Others	9,674	92,690	174,001	27,305
Content distribution revenues
Content licensed to Others (iii)	443,503	176,227	297,304	46,653
Other revenues
Other services provided to Baidu Group	12,343	15,430	14,496	2,275
Others	36,534	38,634	45,189	7,091
Interest income
Loans due from Others	4,856	1,247	—	—
	601,609	463,733	657,675	103,204
Cost of revenues
License fees to Baidu Group	23,064	13,691	13,894	2,180
Bandwidth fees to Baidu Group	976,523	1,007,461	918,758	144,173
Traffic acquisition and other services provided by Baidu Group (i)	479,497	—	—	—
Others (ii)	86,766	90,577	306,392	48,080
Selling, general and administrative
Advertising services provided by Baidu Group	1,825	2,466	13,354	2,096
Others	3,756	2,579	10,989	1,724
Research and development
Cloud services provided by Baidu Group	19,486	7,412	—	—
	1,590,917	1,124,186	1,263,387	198,253

(i)

On April 12, 2018, the Company issued to Baidu an aggregate of 36,860,691 Class B ordinary shares pursuant to a share purchase agreement with Baidu entered into in February 2018, in exchange for Baidu providing traffic acquisition and other services in relation with ticket booking service, which was recorded as intangible assets.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(ii)

The transactions mainly represent revenue sharing arrangements with various equity investees. The Group entered into a significant revenue sharing arrangement in 2018 and 2021 to become the exclusive sales agent for an equity investee and provided a minimum guarantee of RMB100,000 and RMB100,000 (US$15,692) of annual sales for a given period, respectively. RMB67,358, nil and RMB125,052 (US$19,623) were recognized as cost of revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

(iii)	The transactions mainly represent revenues derived from content distributed to Investee A and Investee B.

For the years ended December 31, 2019, 2020 and 2021, the Group purchased content from equity investees in an amount of RMB909,450, RMB1,455,933 and RMB2,358,680 (US$370,128), respectively.

c)	The Group had the following related party balances with the major related parties:

Except for the non-trade balances disclosed below, amounts due from/due to related parties as of December 31, 2020 and 2021 relate to transactions arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	38,346	34,894	5,476
Due from Others (ii)	57,765	120,618	18,927
	96,111	155,512	24,403
Amounts due from related parties, non-current:
Due from Others (iii)	39,400	81,000	12,711
	39,400	81,000	12,711

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (iv)	50,000	50,000	7,846
Due to Baidu Group (v)	1,035,659	1,402,493	220,082
Deferred revenue in relation to services to be provided to an equity investee (vi)	164,810	211,802	33,236
Due to Others (vii)	528,314	969,794	152,182
	1,778,783	2,634,089	413,346
Amounts due to related parties, non-current:
Loans due to Baidu Group (iv)	650,000	650,000	101,999
Due to Baidu Group (v)	2,138	2,989	469
Deferred revenue in relation to services to be provided to an equity investee (vi)	325,227	127,591	20,022
Due to Others	42	35	6
	977,407	780,615	122,496

(i)	The balance mainly represents amounts due from Baidu Group for advertising, membership and other services.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(ii)	The balance mainly represents amounts due from or advances made to equity investees for content distribution services and other services.
(iii)	The balance represents prepayments for licensed copyrights to be received from the Group’s equity investees.
(iv)

The total outstanding balance represents a non-trade interest-free loan of RMB50,000, which is due on demand and a non-trade interest-free loan of RMB650,000 provided by Baidu in January 2018 that will mature in January 2023.

(v)	The balance mainly represents amounts owed to Baidu for bandwidth and cloud services provided to the Group.
(vi)	The balance represents deferred revenue in relation to content distribution, licenses of intellectual property and traffic support services to be provided to investee A.
(vii)	The balance mainly represents amounts owed to the Group’s equity investees for licensed copyrights and advances made for online advertising services.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

24.	FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2020 and 2021 and non-recurring fair value measurements as of December 31, 2020 and 2021:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2020:
Cash equivalents
Time deposits (i)		2,520,868
Money market fund	197,973
Short-term investments
Available-for-sale debt securities (i)		1,253,514
Held-to-maturity debt securities (i)		2,104,660
Long-term investments
Equity investments at fair value with readily determinable fair value	39,750
Convertible senior notes, current portion (iii)		4,966,667
Convertible senior notes, non-current portion (iii)		12,077,775

As of December 31, 2021:
Cash equivalents
Time deposits (i)		301,904
Short-term investments
Available-for-sale debt securities (i)		1,348,255
Long-term investments
Available-for-sale debt securities (ii)			77,855
Equity investments at fair value with readily determinable fair value	31,738
Convertible senior notes, non-current portion (iii)		9,547,453

Non-recurring
As of December 31, 2020:
Mainland China film group-Licensed copyrights (iv)			7,186,037	(390,299)
Mainland China film group-Produced content (iv)			4,124,114	(209,701)
Produced content monetized on its own (iv)			40,152	(205,462)
Long-term investments (v)			—	(73,199)
Intangible assets, net (vi)			—	(15,391)
Equity investments without readily determinable fair value (v)			102,251	38,100
Fixed assets, net (vii)			—	(95,111)
Prepayments and other assets (vii)			110,000	(48,423)
As of December 31, 2021:
Produced content monetized on its own (iv)			29,782	(160,989)	(25,263)
Long-term investments (v)			423,161	(169,828)	(26,650)
Equity investments without readily determinable fair value (v)			110,760	94,510	14,831

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Recurring

(i)

The fair value of time deposits is determined based on the prevailing interest rates in the market. Due to maturities of less than one year, the carrying values of short-term investments approximate their fair values.

(ii)

Long-term available-for-sale debt securities are convertible debt instruments issued by private companies, which do not have readily determinable market values. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts and liquidity factors.

(iii)

The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets, and presents the fair value for disclosure purposes only. The fair values of the convertible senior notes are classified as Level 2 fair value measurements based on dealer quotes. For further information on the convertible senior notes, see Note 14.

Non-recurring

(iv)

The outbreak of COVID-19 during the first quarter of 2020 has negatively impacted the Group’s operations and financial performance and resulted in a downward adjustment to forecasted advertising revenues for the Mainland China film group. As a result, the Group performed an assessment to determine whether the fair value of the Mainland China film group was less than its unamortized film costs as of March 31, 2020 with the assistance of a third-party valuation firm. The Group uses a discounted cash flow approach to estimate the fair value. The Group estimated the most likely future cash flows based on historical results, economic useful lives or license periods and perception of future performance. The Group has incorporated those cash outflows necessary to generate the cash inflows, including future production, operation, exploitation and administrative costs, which were estimated at 32%-37% of revenue in aggregate. The discount rate was determined to be the weighted average cost of capital of the Mainland China film group at 15%. As of March 31, 2020, the fair value of the Mainland China film group was less than its corresponding carrying value and resulted in the Group recognizing an impairment charge of RMB390,299 related to licensed copyrights (Note 7) and RMB209,701 related to produced content (Note 9), respectively. The impairment charge was recognized as cost of revenues in the consolidated statement of comprehensive loss for the year ended December 31, 2020.

In addition, due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (Level 3) include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. The Group considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured to the fair value as of each quarter end. An impairment charge of RMB205,462 and RMB160,989 (US$25,263) were recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the consolidated statements of comprehensive loss for the years ended December 31, 2020 and 2021, respectively. The fair value information presented is not as of the period’s end, and may be sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.

(v)

The Group measures certain financial assets, including equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (Level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. For equity investments accounted for under the measurement alternative, the equity investment is measured at fair value on a non-recurring basis when

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The fair values of the Group’s privately held investments as disclosed are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. As a result of the above assessment, certain long-term investments were determined to be impaired, and the impairment charges were recognized in the consolidated statements of comprehensive loss during the years ended December 31, 2019, 2020 and 2021. Further, certain equity investments accounted for under the measurement alternative were re-measured to their fair values, and the total net unrealized gains (Note 4) were recognized in the consolidated statements of comprehensive loss during the years ended December 31, 2019, 2020 and 2021.

(vi)

The Group uses an income approach to determine the fair value of mobile games in development with the assistance of an independent third-party valuation firm (Note 8). Judgments involved in determining the fair value of mobile games in development include forecasts of future cash flows, which are based on the Group’s best estimate of expected revenues and operating costs and expenses, working capital levels, as well as the risk-adjusted discount rate determined based on comparable companies operating in similar businesses and adjusted for an appropriate risk premium for the related asset (Level 3). The Group’s intangible assets were determined to be impaired as of December 31, 2019, June 30, 2020 and September 30, 2020.

(vii)

In the third quarter of 2020, the Group received a unilateral vacancy notice from a third-party lessor for one of its leased film production premises. The Group considered such notice as an impairment indicator for relevant long-lived assets associated with the leased property, including its related construction in process and leasehold improvements. Therefore, the Group performed an impairment assessment of the relevant long-lived assets based on estimates of the future cash flows that can be recovered from the lessor (Level 3). The Group’s fixed assets and prepayments and other assets were determined to be impaired as of September 30, 2020 and an impairment charge of RMB143,534 was recognized as “Selling, general and administrative” in the consolidated statement of comprehensive loss.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

25.ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains/(losses) on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2018	1,879,171	775	1,879,946
Other comprehensive income before reclassification	228,974	9,338	238,312
Amounts reclassified from accumulated other comprehensive income	—	(9,635)	(9,635)
Net current-period other comprehensive income/(loss)	228,974	(297)	228,677
Other comprehensive (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(1,926)	21	(1,905)
Balance at December 31, 2019	2,106,219	499	2,106,718
Other comprehensive income before reclassification	433,497	14,071	447,568
Amounts reclassified from accumulated other comprehensive income	—	(14,169)	(14,169)
Net current-period other comprehensive income/(loss)	433,497	(98)	433,399
Other comprehensive loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests	2,571	(8)	2,563
Balance at December 31, 2020	2,542,287	393	2,542,680
Other comprehensive income/(loss) before reclassification	168,079	(2,426)	165,653
Amounts reclassified from accumulated other comprehensive income	—	(425)	(425)
Net current-period other comprehensive income/(loss)	168,079	(2,851)	165,228
Other comprehensive loss attributable to noncontrolling interests	1,062	32	1,094
Balance at December 31, 2021	2,711,428	(2,426)	2,709,002
Balance at December 31, 2021 in US$	425,483	(381)	425,102

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

Losses on intracompany foreign currency transactions that are of a long-term-investment nature in the amount of nil, RMB 1,232,683 and RMB536,924 (US$84,255) are included in the foreign currency translation adjustment for the years ended December 31, 2019, 2020 and 2021, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the tax benefit/(expense) allocated to each component of other comprehensive income for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Unrealized gains on available-for-sale debt securities
Other comprehensive (income)/loss before reclassification	(1,672)	(2,601)	607	95
Amounts reclassified from accumulated other comprehensive income	1,727	2,611	81	13
Net current-period other comprehensive loss	55	10	688	108

26.	SUBSEQUENT EVENTS

In March 2022, the Company entered into subscription agreements with Baidu and a consortium of financial investors, who have agreed to subscribe for and purchase from the Company, through a private placement, a total of 164,705,882 newly issued Class B ordinary shares and 304,705,880 newly issued Class A ordinary shares of the Company, for a total purchase price of US$285 million (equivalent to RMB1,816,191) in cash.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		5,101,693	1,615,953	253,578
Short-term investments		263,005	—	—
Prepayments and other assets		9,313	12,350	1,938
Amounts due from entities within the Group		20,666,711	16,285,294	2,555,519

Total current assets		26,040,722	17,913,597	2,811,035

Total non-current assets		—	—	—

Total assets		26,040,722	17,913,597	2,811,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes		4,752,061	—	—
Accrued expenses and other liabilities		89,905	70,823	11,114

Total current liabilities		4,841,966	70,823	11,114

Non-current liabilities
Convertible senior notes	14	11,926,715	12,652,172	1,985,402
Other non-current liabilities		15,383	3,003	471

Total non-current liabilities		11,942,098	12,655,175	1,985,873

Total liabilities		16,784,064	12,725,998	1,996,987

Commitments and contingencies	17
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 2,900,519,681 and 2,940,101,566 shares issued as of December 31, 2020 and 2021, respectively; 2,609,809,545 and 2,722,361,459 shares outstanding as of December 31, 2020 and 2021, respectively)	19	165	173	27
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 2,876,391,396 and 2,876,391,396 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	19	183	183	29
Additional paid-in capital		47,687,483	49,642,014	7,789,915
Accumulated deficit	20	(40,973,853)	(47,163,773)	(7,401,025)
Accumulated other comprehensive income	25	2,542,680	2,709,002	425,102

Total shareholders’ equity		9,256,658	5,187,599	814,048

Total liabilities and shareholders’ equity		26,040,722	17,913,597	2,811,035

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(14,946)	(36,408)	(26,658)	(4,183)

Operating loss
Share of losses of subsidiaries, VIEs and VIEs’ subsidiaries	(9,593,221)	(7,320,787)	(5,807,189)	(911,275)
Interest income	133,930	24,343	19,026	2,986
Interest expenses	(603,449)	(642,718)	(889,263)	(139,545)
Foreign exchange (loss)/gain, net	(118,439)	913,974	496,669	77,938
Other (expense)/income, net	(127,204)	23,235	37,831	5,936

Net loss	(10,323,329)	(7,038,361)	(6,169,584)	(968,143)

Accretion of redeemable noncontrolling interests	(1,542)	(7,087)	(20,336)	(3,191)

Net loss attributable to ordinary shareholders	(10,324,871)	(7,045,448)	(6,189,920)	(971,334)

Other comprehensive income/(loss):
Foreign currency translation adjustments	227,048	436,068	169,141	26,541
Unrealized losses on available-for-sale debt securities	(276)	(106)	(2,819)	(442)

Total other comprehensive income, net of tax	226,772	435,962	166,322	26,099

Comprehensive loss	(10,096,557)	(6,602,399)	(6,003,262)	(942,044)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash used for operating activities	(56,250)	(281,636)	(360,187)	(56,521)
Net cash (used for)/provided by investing activities	(7,334,993)	(7,189,640)	483,685	75,901
Net cash provided by/(used for) financing activities	7,489,321	9,804,491	(3,441,602)	(540,062)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	95,695	(6,203)	(167,636)	(26,307)

Net increase/(decrease) in cash, cash equivalents and restricted cash	193,773	2,327,012	(3,485,740)	(546,989)
Cash, cash equivalents and restricted cash at the beginning of the year	2,580,908	2,774,681	5,101,693	800,567
Cash, cash equivalents and restricted cash at the end of the year	2,774,681	5,101,693	1,615,953	253,578

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. The subsidiaries, VIEs and VIEs’ subsidiaries losses are reported as “Share of losses of subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries, VIEs and VIEs’ subsidiaries cumulative losses was reduced to nil as of December 31, 2020 and 2021, respectively and the carrying amount of “Amounts due from entities within the Group” was further adjusted as the Company committed to provide financial support to its VIEs as disclosed in Note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.