Form 20-F
period 2022-12-31
iQIYI, Inc.
filed 2023-03-22
CIK 1722608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

4/F, iQIYI Youth Center, Yoolee Plaza

No. 21, North Road of Workers' Stadium, Chaoyang District

Beijing 100027, People’s Republic of China
(Address of principal executive offices)

Jun Wang, Chief Financial Officer
E-mail: ir@qiyi.com
4/F, iQIYI Youth Center, Yoolee Plaza
No. 21, North Road of Workers' Stadium, Chaoyang District
Beijing 100027, People’s Republic of China
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

As of December 31, 2022, there were 6,088,666,178 ordinary shares outstanding, being the sum of 3,047,568,900 Class A ordinary shares (excluding 198,912,543 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 3,041,097,278 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes ☒ No

i

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
•
“IP” refers to intellectual property;
•
“IT” refers to information technology;
•
“RMB” and “Renminbi” refer to the legal currency of mainland China;
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
•
“WAP” refers to wireless application protocol; and
•
“we,” “us,” “our company” and “our” refer to iQIYI, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include the variable interest entities, including Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”), Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”), iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”) and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“Intelligent Entertainment”). All of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8972 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022.

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
•
general economic and business conditions globally and in mainland China; and
•
assumptions underlying or related to any of the foregoing.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

iQIYI, Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the variable interest entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the variable interest entities with which we have maintained contractual arrangements, and their subsidiaries in mainland China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities and their subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. The variable interest entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the variable interest entities accounted for 92%, 94% and92% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “iQIYI” refers to iQIYI, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, including Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”), Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”), iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”) and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“Intelligent Entertainment”). Investors in our ADSs are not purchasing equity interest in the variable interest entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. As such, the variable interest entity structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements among our mainland China subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to impose control over the variable interest entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their nominee shareholders. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If any of the variable interest entities were deemed as a foreign-invested enterprise under any such future laws, administrative regulations or provisions, we may be subject to restrictions, ratification requirements and may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our mainland China subsidiaries and the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other foreign exchange. In addition, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in Mainland China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Cash Flows through Our Organization

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the variable interest entities and their subsidiaries in mainland China. As a result, iQIYI, Inc.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current PRC regulations permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, each of our mainland China subsidiaries and the variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company provided capital contributions of RMB5,074.0 million, RMB3,573.0 million and RMB2,314.5 million (US$335.6 million), respectively, to our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company provided loans of RMB9,556.6 million, RMB7,395.4 million and RMB3,577.6 million (US$518.7 million), respectively, to our subsidiaries, and received repayments of RMB6,409.4 million, RMB11,175.5 million and RMB3,398.5 million (US$492.7 million), respectively. For the years ended December 31, 2020, 2021 and 2022, the variable interest entities received nil, nil and nil as loans provided by the Cayman Islands holding company, respectively, and repaid RMB90.5 million, nil and nil, respectively. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2020, 2021 and 2022, our subsidiaries provided capital contributions of nil, nil and nil, respectively, to the variable interest entities. For the years ended December 31, 2020, 2021 and 2022, no assets other than the above cash transactions were transferred between our subsidiaries and the variable interest entities. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For example, IQIYI Film Group HK Limited, which directly owns our mainland China subsidiaries, Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, is incorporated in Hong Kong. For the potential distributable profits to be distributed to IQIYI Film Group HK Limited, the deferred tax liabilities will be accrued at a 5% withholding tax rate. However, if IQIYI Film Group HK Limited is not considered to be the beneficial owner of the dividends paid to it by iQIYI New Media under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” For mainland China and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For details of the financial position, cash flows and results of operations of the variable interest entities, see “Item 3. Key Information—Financial Information Related to the Variable Interest Entities.” We plan to continue to determine the amount of service fee and payment method with the variable interest entities and their shareholders based on the working capital needs of the variable interest entities, and settle fees under the contractual arrangements accordingly in the future.

In addition, our mainland China subsidiaries, the variable interest entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our mainland China subsidiaries, variable interest entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the variable interest entities in mainland China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Permit for Internet Audio-video Program Service, the Network Culture Business Permit, the Permit to Produce or Operate Radio and Television Programs, and the Permit for Internet Drug Information Service. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our mainland China subsidiaries and the variable interest entities may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.

Permissions Required from the PRC Authorities for Overseas Financing Activities

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which will become effective on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in the PRC. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, or the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures will become effective, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland china, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022 and selected consolidated cash flows data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-2. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and selected consolidated cash flows data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Despite the lack of equity ownership, our Cayman Island holding company is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their subsidiaries as required by ASC topic 810,Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

	For the year ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Total revenues	24,989,116	28,993,658	29,707,215	30,554,359	28,997,548	4,204,249
Operating costs and expenses
Cost of revenues(2)	(27,132,811)	(30,348,342)	(27,884,395)	(27,513,497)	(22,319,315)	(3,235,996)
Selling, general and administrative(2)	(4,167,889)	(5,236,007)	(5,187,835)	(4,725,142)	(3,466,579)	(502,607)
Research and development(2)	(1,994,652)	(2,667,146)	(2,675,494)	(2,794,927)	(1,899,233)	(275,363)
Total operating costs and expenses	(33,295,352)	(38,251,495)	(35,747,724)	(35,033,566)	(27,685,127)	(4,013,966)
Operating (loss)/income	(8,306,236)	(9,257,837)	(6,040,509)	(4,479,207)	1,312,421	190,283
Total other expense, net	(676,194)	(967,050)	(943,368)	(1,532,781)	(1,346,197)	(195,180)
Loss before income taxes	(8,982,430)	(10,224,887)	(6,983,877)	(6,011,988)	(33,776)	(4,897)
Income tax expense	(78,801)	(51,852)	(23,276)	(96,545)	(84,000)	(12,179)
Net loss	(9,061,231)	(10,276,739)	(7,007,153)	(6,108,533)	(117,776)	(17,076)
Less: Net income attributed to non-controlling interests	48,545	46,590	31,208	61,051	18,436	2,673
Accretion of redeemable convertible preferred shares	(298,990)	—	—	—	—	—
Accretion of redeemable noncontrolling interests	—	(1,542)	(7,087)	(20,336)	—	—
Net loss attributable to ordinary shareholders	(9,408,766)	(10,324,871)	(7,045,448)	(6,189,920)	(136,212)	(19,749)
Net loss per Class A and Class B ordinary share(1)
Basic	(2.43)	(2.02)	(1.36)	(1.11)	(0.02)	(0.00)
Diluted	(2.43)	(2.02)	(1.36)	(1.11)	(0.02)	(0.00)
Net loss per ADS:
Basic	(17.01)	(14.14)	(9.52)	(7.77)	(0.16)	(0.02)
Diluted	(17.01)	(14.14)	(9.52)	(7.77)	(0.16)	(0.02)
Shares used in net loss per Class A and Class B ordinary share computation
Basic	3,867,931,786	5,104,882,400	5,176,180,057	5,570,736,706	5,988,021,425	5,988,021,425
Diluted	3,867,931,786	5,104,882,400	5,176,180,057	5,570,736,706	5,988,021,425	5,988,021,425

(1)
Our ordinary shares are comprised of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. As holders of Class A and Class B ordinary shares have the same dividend rights and the same participation rights in our undistributed earnings, the basic and diluted loss per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.
(2)
Share-based compensation expenses were allocated in operating costs and expenses as follows:

	For the year ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Cost of revenues	83,351	171,053	201,970	173,263	147,045	21,320
Selling, general and administrative	368,598	675,278	851,416	718,377	425,209	61,650
Research and development	104,262	238,189	316,709	327,523	239,187	34,679
Total	556,211	1,084,520	1,370,095	1,219,163	811,441	117,649

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	4,586,405	5,934,742	10,915,282	2,997,212	7,097,938	1,029,104
Restricted cash	2,174,042	974,932	25,230	77,652	13,618	1,974
Short-term investments	6,061,832	4,579,313	3,358,174	1,348,255	818,265	118,637
Total current assets	19,853,443	20,272,838	22,290,424	11,524,117	13,785,635	1,998,729
Total assets(1)	44,759,698	44,792,550	48,185,429	42,472,165	46,048,349	6,676,383
Total current liabilities(1)(2)	19,812,356	20,173,166	24,854,578	22,476,470	28,130,018	4,078,469
Total liabilities(1)	26,604,135	35,077,618	38,741,131	36,799,052	39,704,910	5,756,671
Total mezzanine equity	—	101,542	108,629	397,385	—	—
Total shareholders’ equity(2)	18,155,563	9,613,390	9,335,669	5,275,728	6,343,439	919,712

Note:

(1)
We adopted Accounting Standards Update (“ASU”) No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Right-of-use assets (“ROU assets”) and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheets as of December 31, 2019, 2020, 2021 and 2022, while the consolidated balance sheets data as of December 31, 2018 has been prepared in accordance with ASC topic 840, Accounting for Leases (“ASC 840”). For further information, see Note 12 to our consolidated financial statements included elsewhere in this annual report.

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
•
We shall assess estimates of the use of a film in a film group and account for such changes prospectively; and
•
Cash outflows for the costs incurred to obtain rights for both produced and licensed content are required to be reported as operating cash outflows in the statement of cash flows.

For further information, see Notes 2, 7 and 9 to our consolidated financial statements included elsewhere in this annual report.

(2)
We adopted ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022, using a modified retrospective transition method. Upon the adoption of ASU 2020-06, all of the proceeds received from the issuance of the existing notes should be recorded as a liability on the balance sheet in accordance with ASC 470-20. The difference between the principal amount of each of the existing notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the existing notes to its face value on the respective put dates of the existing notes. For further information, see Note 14 to our consolidated financial statements included elsewhere in this annual report.

The following table presents our selected consolidated cash flows data for the years indicated.

	For the year ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used for) operating activities	2,884,186	3,906,227	(5,411,071)	(5,951,847)	(70,569)	(10,232)
Net cash (used for)/provided by investing activities	(20,949,094)	(11,749,571)	159,296	1,262,350	265,980	38,564
Net cash provided by/(used for) financing activities	23,474,959	7,880,306	9,373,906	(2,959,455)	4,468,863	647,925
Effect of exchange rate changes on cash, cash equivalents and restricted cash	617,386	112,265	(91,293)	(216,696)	122,418	17,748
Net increase/(decrease) in cash, cash equivalents and restricted cash	6,027,437	149,227	4,030,838	(7,865,648)	4,786,692	694,005
Cash, cash equivalents and restricted cash at the beginning of the year	733,010	6,760,447	6,909,674	10,940,512	3,074,864	445,813
Cash, cash equivalents and restricted cash at the end of the year	6,760,447	6,909,674	10,940,512	3,074,864	7,861,556	1,139,818

Financial Information Related to the Variable Interest Entities

The following tables present the condensed consolidating schedule of financial information for iQIYI, Inc., the primary beneficiary of the variable interest entities under U.S. GAAP, the variable interest entities and other entities as of the dates presented.

•
“iQIYI, Inc.” is our holding company in the Cayman Islands, and the primary beneficiary of the variable interest entities including, but not limited to, Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan;
•
“Variable interest entities and their subsidiaries” refer to the sum of Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and their respective subsidiaries;
•
“Subsidiaries” refer to the sum of our wholly-owned subsidiaries, which mainly include but not limited to Beijing QIYI Century, iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd.

Selected Condensed Consolidating Statements of Comprehensive Loss Information

	For the year ended December 31,
	2020					2021					2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	27,412,800	9,640,759	(7,346,344)	29,707,215	—	28,947,480	10,721,956	(9,115,077)	30,554,359	—	26,966,013	9,948,967	(7,917,432)	28,997,548
Share of losses of variable interest entities and their subsidiaries	(1,388,260)	—	—	1,388,260	—	(1,733,264)	—	—	1,733,264	—	329,881	—	—	(329,881)	—
Net loss	(7,038,361)	(1,360,562)	(4,710,321)	6,102,091	(7,007,153)	(6,169,584)	(1,688,711)	(3,520,528)	5,270,290	(6,108,533)	(136,212)	334,414	(294,116)	(21,862)	(117,776)

Selected Condensed Consolidating Balance Sheets Information

	As of December 31,
	2021					2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,615,953	950,267	430,992	—	2,997,212	4,334,968	1,882,877	880,093	—	7,097,938
Short-term investments	—	595,754	752,501	—	1,348,255	—	529,411	288,854	—	818,265
Accounts receivable, net	—	2,613,546	134,228	—	2,747,774	—	2,316,961	85,714	—	2,402,675
Licensed copyrights, net	—	669,672	261,517	—	931,189	—	527,792	218,266	—	746,058
Prepayments and other assets	12,350	3,027,691	459,646	—	3,499,687	20,751	2,366,445	333,503	—	2,720,699
Total current assets	1,628,303	7,856,930	2,038,884	—	11,524,117	4,355,719	7,623,486	1,806,430		13,785,635
Non-current assets:
Fixed assets, net	—	726,115	618,669	—	1,344,784	—	649,690	455,031	—	1,104,721
Long-term investments	—	1,987,678	1,047,477	—	3,035,155	—	1,941,014	512,630	—	2,453,644
Licensed copyrights, net	—	2,288,848	4,969,194	—	7,258,042	—	1,952,497	4,888,132	—	6,840,629
Produced content, net	—	10,425,514	525,564	—	10,951,078	—	12,534,227	467,677	—	13,001,904
Operating lease assets	—	697,965	209,332	—	907,297	—	578,937	95,034	—	673,971
Goodwill	—	2,412,989	1,475,357	—	3,888,346	—	2,350,790	1,475,357	—	3,826,147
Others	—	919,713	2,643,633	—	3,563,346	—	712,697	3,649,001	—	4,361,698
Total non-current assets	—	19,458,822	11,489,226	—	30,948,048	—	20,719,852	11,542,862	—	32,262,714
Amounts due from the entities within our company(1)	16,285,294	—	—	(16,285,294)	—	19,925,446	—	—	(19,925,446)	—
Total assets	17,913,597	27,315,752	13,528,110	(16,285,294)	42,472,165	24,281,165	28,343,338	13,349,292	(19,925,446)	46,048,349
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	—	5,068,907	3,827,553	—	8,896,460	—	3,315,976	2,677,440	—	5,993,416
Customer advances and deferred revenue	—	3,370,582	113,927	—	3,484,509	—	4,125,789	106,321	—	4,232,110
Short-term loans	—	2,292,899	1,824,875	—	4,117,774	—	2,381,846	965,792	—	3,347,638
Convertible senior notes, current portion	—	—	—	—	—	8,305,447	—	—	—	8,305,447
Operating lease liabilities, current portion	—	108,059	63,482	—	171,541	—	95,603	7,914	—	103,517
Accrued expenses and other liabilities	70,823	3,101,273	2,634,090	—	5,806,186	156,807	2,315,572	3,675,511	—	6,147,890
Total current liabilities	70,823	13,941,720	8,463,927	—	22,476,470	8,462,254	12,234,786	7,432,978	—	28,130,018
Non-current liabilities:
Convertible senior notes	12,652,172	—	—	—	12,652,172	9,568,279	—	—	—	9,568,279
Operating lease liabilities	—	579,844	45,893	—	625,737	—	502,687	5,884	—	508,571
Other non-current liabilities	3,003	339,238	702,432	—	1,044,673	—	1,247,571	250,471	—	1,498,042
Total non-current liabilities	12,655,175	919,082	748,325	—	14,322,582	9,568,279	1,750,258	256,355	—	11,574,892
Amounts due to the entities within the Company(1)	—	20,835,196	10,591,824	(31,427,020)	—	—	22,808,971	11,963,474	(34,772,445)	—
Total liabilities	12,725,998	35,695,998	19,804,076	(31,427,020)	36,799,052	18,030,533	36,794,015	19,652,807	(34,772,445)	39,704,910
Redeemable noncontrolling interests	—	397,385	—	—	397,385	—	—	—	—	—
Shareholders’ equity/(deficit):
Noncontrolling interests	—	113,334	(25,205)	—	88,129	—	125,135	(32,383)	—	92,807
Total shareholders’ equity/(deficit) (2)	5,187,599	(8,890,965)	(6,250,761)	15,141,726	5,187,599	6,250,632	(8,575,812)	(6,271,187)	14,846,999	6,250,632
Total liabilities, redeemable noncontrolling interests and shareholders’ equity/(deficit)	5,187,599	(8,380,246)	(6,275,966)	15,141,726	5,673,113	6,250,632	(8,450,677)	(6,303,515)	14,846,999	6,343,439

Note:

(1)
Represents the elimination of intercompany balances among iQIYI, Inc., our subsidiaries, and the variable interest entities and their subsidiaries. The short-term loans and long-term loans provided to the variable interest entities and their subsidiaries were RMB7,000.0 million and RMB1,274.5 million, respectively, as of December 31, 2021, and RMB7,000.0 million (US$1,014.9 million) and RMB1,381.8 million (US$200.3 million), respectively, as of December 31, 2022.
(2)
The loans provided to the nominee shareholders were RMB177.0 million and RMB177.0 million (US$25.7 million) as of December 31, 2021 and 2022, respectively, which will mature from 2027 to 2034. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.

Selected Condensed Consolidating Cash Flows Information

	For the year ended December 31,
	2020					2021					2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	Subsidiaries	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash (used for)/provided by operating activities	(281,636)	980,975	(6,110,410)	—	(5,411,071)	(360,187)	160,904	(5,752,564)	—	(5,951,847)	(157,273)	275,422	(188,718)	—	(70,569)
Net cash (used for)/provided by investing activities(1)	(7,189,640)	(625,675)	267,913	7,706,698	159,296	483,685	(540,018)	1,344,550	(25,867)	1,262,350	(2,462,807)	547,231	396,174	1,785,382	265,980
Net cash provided by/(used for) financing activities(1)	9,804,491	(380,298)	7,656,411	(7,706,698)	9,373,906	(3,441,602)	515,423	(59,143)	25,867	(2,959,455)	5,307,603	79,733	866,909	(1,785,382)	4,468,863

Note:

(1)
For the years ended December 31, 2020, 2021 and 2022, the variable interest entities received nil, nil and nil as loans provided by iQIYI, Inc., respectively, and repaid RMB90.5 million, nil and nil, respectively. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between iQIYI, Inc. and variable interest entities or their subsidiaries. For the years ended December 31, 2020, 2021 and 2022, subsidiaries provided capital contributions of nil, nil and nil, respectively, to the variable interest entities. For the years ended December 31, 2020, 2021 and 2022, no assets other than the above cash transactions were transferred between subsidiaries and the variable interest entities.

A.
[RESERVED]
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
•
We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected; and
•
We may not have the ability to raise the funds necessary to settle redemption of our existing notes, or to repurchase such notes upon a fundamental change or on certain specific dates, and our future debt may contain limitations on our ability to pay cash upon conversion or to repurchase the notes.

Risks Related to Our Corporate Structure
•
We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the variable interest entities with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group;
•
We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and
•
Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
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
Risks Related to Doing Business in Mainland China
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
•
The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing;
•
Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
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

We have incurred net losses since our inception, including net losses in the amount of RMB7,007.2 million, RMB6,108.5 million and RMB117.8 million (US$17.1 million) in 2020, 2021 and 2022, respectively. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues depend on the number of subscribing members, ARM and advertising customers’ allocation of more budget to internet video streaming platforms. In addition, our users’ willingness to pay and subscribe to our content depends on the quality and breadth of our content offerings and availability of alternative entertainment content offerings. Producing high-quality, popular original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. The quality and breadth of our content offerings may be compromised if inadequate spending is allocated to the content production due to our cost control initiatives. As a result, we may not be able to continuously grow our subscribing member base, and our business and results of operations may be negatively affected. The market prices for professionally produced content, especially popular TV series and movies, have increased significantly in mainland China during the past few years. The production and procurement of content have historically accounted for the majority of our cost of revenues. In 2020, 2021 and 2022, we incurred RMB27.9 billion, RMB27.5 billion and RMB22.3 billion (US$3.2 billion) in cost of revenues, respectively. We expect that our cost of revenues, as a percentage of our total revenue, will continue to improve going forward benefiting from the improvement in operating efficiency, the content production infrastructure we have developed, and the better supply and demand dynamic. However, in absolute amounts, our cost of revenues may increase in the foreseeable future as we are committed to enhancing and diversifying our original content offerings and to supporting our overseas expansion. If we cannot successfully realize satisfactory returns on our content investment and generate sufficient revenues, our financial condition and results of operations may be materially and adversely affected. We may again incur net losses in the future as a result of our continued investments in content and technology. We may also incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and in the event of our inability to respond to these changes in a timely and effective manner.

We had an accumulated deficit of RMB46.5 billion (US$6.7 billion) as of December 31, 2022 and negative cash flow from operations of RMB70.6 million (US$10.2 million) for the year ended December 31, 2022. As of December 31, 2022, we had cash, cash equivalents, restricted cash and short-term investments of RMB7.9 billion (US$1.1 billion), unused credit lines of RMB1.6 billion (US$0.2 billion) and a working capital deficit (defined as total current assets deducted by total current liabilities) of RMB14.3 billion (US$2.1 billion).

As disclosed in our consolidated financial statements as of December 31, 2021, there was substantial doubt regarding our ability to continue as a going concern as we did not have sufficient funds to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023 without securing additional financing.

We have implemented plans and improved our financial position by reducing discretionary capital expenditures and operational expenses (the “Plans”) and secured additional financing. In March 2022, we issued ordinary shares for a total cash purchase price of US$285 million in a private placement transaction. In December 2022, we issued US$500 million convertible senior notes due January 2028, or the PAG Notes, to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates, collectively referred to as PAG in this annual report. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. In January 2023, we completed a registered follow-on public offering and received net proceeds of US$500 million in aggregate. In March 2023, we completed an offering of US$600 million in aggregate principal amount of 6.50% convertible senior notes due March 2028, or the 2028 Notes. Concurrently with and shortly after the offering of the 2028 Notes, we entered into separate individually and privately negotiated agreements with certain holders of the 2026 Notes to repurchase US$340 million principal amount of such notes for cash. We generated positive operating cash flow in the second, third and fourth quarters of 2022. As a result of the cash generated from operations, coupled with the Plans and fund raised from the above actions, the substantial doubt regarding our ability to continue as a going concern has been resolved as of the date of this annual report. We intend to further strengthen our financial position and generate cash from our operations by continuing to focus on improving operational efficiency.

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

Our ability to continue to retain members and attract new members will depend in part on our ability to consistently provide our members with compelling content choices, user experience, as well as a quality experience for selecting and viewing video content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors may adversely impact our ability to attract and retain members. If we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by our members, we may not be able to attract and retain members. Many of our members originate from organic growth. If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and grow our membership revenues will be adversely affected. Members may cancel or decide not to renew our service for many reasons, including a perception that they do not use the service sufficiently, payment inconveniences, the need to cut household expenses, availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. In addition, we use various marketing and sales strategies to enroll members, including but not limited to discounts and bundled sales, we may not be able to retain those members if our promotion strategy fails or discontinue. We are also exploring various opportunities and marketing strategies to better monetize our membership base, including launching movies exclusively on our platform in premium video-on-demand (PVOD) mode. Such initiatives may not be well received by our members and may have a negative impact on our reputation and results of operations. Additionally, if we are unable to successfully compete with current and new competitors in both retaining our existing members and attracting new members, our business will be adversely affected. Further, if an excessive number of members cancel or opt not to renew our service, we may be required to incur significantly higher marketing expenditures to attract new members than we currently anticipate. In addition, due to COVID-19’s restraining effect on content production, which resulted in an industry-wide weaker supply of high-quality content, particularly in the vertical of cinema movies, we experienced fluctuations in our subscribing member base in 2021 and 2022. To the extent quarantine restrictions are re-imposed in the future in areas in which we, our content partners or other content sources are operating, our content release schedules may be impacted again and our membership services could be negatively affected as a result. Further, content production is heavily regulated in mainland China. If the regulatory or administrative authorities impose new requirements relating to, among other things, content supervision and approval, we may not be able to offer a variety of content offerings in time, or at all, and we cannot assure you that we will continue to maintain our membership base in the future.

If we fail to retain existing or attract new advertising customers to advertise on our platform, maintain and increase their wallet share of advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected.

We generated a substantial part of our revenues from online advertising. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display, and our members are able to skip the viewing, of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. If our advertising customers determine that their marketing expenditures on internet video streaming platforms do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as search engines, news aggregation platforms, short-form video platforms, e-commerce platforms and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers, or maintain their level of budget allocated to us, or attract new advertising customers to our platform may materially and adversely affect our financial conditions and results of operations. Our online advertising revenue witnessed year-on-year deceases of 17.5% in 2020, increases of 3.6% in 2021, and decreases of 24.6% in 2022, respectively. The declines primarily resulted from challenging macroeconomic environment, tightened advertising budget of advertisers, intensified competition in the advertising industry, as well as heightened regulatory scrutiny in mainland China. We cannot assure you that our online advertising business will not experience growth deceleration or witness declines again in the future.

Our brand advertising customers typically enter into online advertising agreements with us through various third-party advertising agencies. In mainland China’s advertising industry, advertising agencies typically have good relationships and maintain longer periods of cooperation with the brand advertising customers they represent. Therefore, even if we have direct contact with advertising customers, we typically enter into advertising contracts with third-party advertising agencies, which represent advertising customers. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. In consideration for the third-party advertising agencies’ services, we offer them rebates based on the volume of business they bring to us. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of our advertising customers and advertising agencies to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising customer or advertising agency, and any inability of advertising customers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, there has been some consolidation among mainland China’s advertising agencies. If this trend continues, a small number of large advertising agencies may have stronger bargaining power to demand higher rebate for advertising agency services, which could reduce our online advertising revenue.

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

We are subject to complex and evolving statutory and regulatory requirements relating to cybersecurity, information security, privacy and data protection. Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

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

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security, or the Draft Measures for Internet Data Security, for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

In addition, internet information in mainland China is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear under the Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law.

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

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, we have financed our operations primarily with net cash generated from financing activities such as placements of shares, convertible senior notes and asset-based securities, bank loans, the financial support from Baidu, and the proceeds from our initial public offering and follow-on offering of our securities. In order to implement our growth strategies, we will incur additional capital in the future to cover, among others, costs to produce and license content. We may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

•
our future business development, financial condition and results of operations;
•
general market conditions for financing activities by companies in our industry;
•
macro-economic and other conditions in mainland China and elsewhere; and
•
our relationship with Baidu.

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

We maintain a considerable level of indebtedness to finance our operations and business expansion. Historically, we have issued the 2023 Notes, 2025 Notes and 2026 Notes, which are senior, unsecured obligations of our company. Pursuant to the terms and conditions of these Notes, we are contractually obliged to repay principal amounts of US$3.2 million, US$1,200.0 million and US$900.0 million to redeem the 2023 Notes, 2025 Notes and 2026 Notes upon their scheduled maturities in 2023, 2025 and 2026, respectively, assuming there is no conversion or early redemption of the Notes, the convertible senior note bondholders hold the Notes until their respective maturity dates and our company elects to settle the Notes in full by cash, among others. If the 2025 Notes and 2026 Notes are redeemed early, we will need to repay such principal amounts earlier than their respective scheduled maturities. Additionally, holders of the Notes may require us to repurchase all or portion for cash earlier to their respective maturity date on certain dates or in certain events, including upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In November 2021, we completed the repurchase right offer relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer.
In addition, in December 2022, we issued an aggregate amount of US$500 million PAG Notes to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. PAG Notes are secured by certain collateral arrangements. Holders of the PAG Notes have the right to require us to repurchase or repay for cash all or part of their notes, at a price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. They also have the right to require us to repurchase for cash all or part of their notes in the event of certain fundamental changes and events of default. In March 2023, we completed an offering of US$600 million in aggregate principal amount of 6.50% convertible senior notes due March 2028, or the 2028 Notes. Holders of the 2028 Notes may require us to repurchase all or a portion of their notes for cash on March 16, 2026 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions.

As a result, we are subject to refinancing risks against such indebtedness. There can be no assurance that we would be able to repay and refinance the notes or other indebtedness in a timely manner on acceptable terms or at all. The agreements of certain of our outstanding indebtedness contain financial covenants that depend on the financial position and performance of our company and our subsidiaries, variable interest entities and their subsidiaries; and certain agreements contain other covenants, including those relating to our solvency or listing status. If we fail to comply with these covenants, or there is an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately, which may further trigger early repayments of our other debts. In particular, as of December 31, 2022, one of our variable interest entities failed to satisfy certain financial covenants under its existing loan facility, which, pursuant to the loan facility agreement, would allow the lender to cancel the credit line and/or cause all or part of the outstanding amount of the loans totaling RMB600.0 million (US$87.0 million) that would originally mature in 2023 to accelerate and become repayable immediately. As of the date of this annual report, the lender has waived its right to demand immediate repayment. Therefore, we believe this would not result in an event of default with respect to our convertible senior notes. However, we cannot assure you that breaches of these covenants of our company, our subsidiaries, the variable interest entities or their subsidiaries will not occur again in the future.

In addition, we may from time to time incur additional indebtedness and other liabilities in the future. Our current and future debt may also require us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to generate sufficient cash from our operations or find alternative funding sources to satisfy our outstanding and future debt obligations and other liabilities will depend upon our future operating and financial performance, economic conditions and other factors, many of which are beyond our control. There is no assurance that we will be able to generate sufficient cash flows or obtain additional funding to service our debt obligations. As of December 31, 2022, our total consolidated indebtedness, including short-term loans and net carrying amount of the existing notes, was RMB21,221.4 million (US$3,076.8 million), including US$3.2 million principal amount of the 2023 notes, US$1,200 million principal amount of the 2025 Notes, US$900 million principal amount of 2026 Notes and US$500 million principal amount of the PAG Notes. As of the same date, the variable interest entities and their subsidiaries had RMB36,794.0 million (US$5,334.6 million) of total liabilities (including amounts due to us and our subsidiaries that are eliminated in our consolidated financial statements) to which the notes would have been structurally subordinated. We have only recently been able to generate operating income, and have only started to generate positive operating cash flows since the second quarter of 2022. Any deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness. If we foresee we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as significantly reducing or delaying our investment in content and technologies, selling assets, restructuring or refinancing our indebtedness, and, in the event of defaults, our lenders and other creditors could, among other things, declare outstanding amounts due and payable and take actions to enforce us to repay our debts; we may have to renegotiate, repay or refinance these obligations, and may not have sufficient funds available to repay them. These may materially and adversely impact our liquidity, business, financial condition and results of operations.

We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of changes in our funding position and operating assets and liabilities, we had a working capital deficit (defined as total current assets deducted by total current liabilities) of RMB14.3 billion (US$2.1 billion) as of December 31, 2022. In November 2021, we completed the repurchase relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. As of December 31, 2022, RMB22.1 million (US$3.2 million) of the net carrying amount of the 2023 Notes was included in the current liabilities. In addition, holders of the 2025 Notes may require us to repurchase for cash all or part of their notes on April 1, 2023 or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In February, 2023, we notified holders of the 2025 Notes that each holder has the right to, between March 3, 2023 and March 30, 2023, require us to repurchase for cash all or part of their 2025 Notes on April 1, 2023. The repurchase price for the 2025 Notes shall be an amount in cash equal to 100% of the principal amount of the 2025 notes to be so repurchased, plus accrued and unpaid interest, if any, to, but excluding, April 1, 2023. Any such accrued and unpaid interest shall be paid, on April 3, 2023, to the holder of the 2025 Notes at the close of business on March 15, 2023, regardless of whether such 2025 Notes have been surrendered for repurchase as of March 15, 2023. Holders of the 2026 Notes also have the right to require us to repurchase for cash all or part of their notes on August 1, 2024 or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. Furthermore, upon the occurrence of an event of default, the trustee or the holders of at least 25% in aggregate principal amount of these convertible senior notes may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. Holders of the PAG Notes have the right to require us to repurchase or repay for cash all or part of their notes, at a price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. They also have the right to require us to repurchase for cash all or part of their notes in the event of certain fundamental changes and events of default. In addition, holders of the 2028 Notes may require us to repurchase all or a portion of their notes for cash on March 16, 2026 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. These repurchase obligations under the terms of our notes or the occurrence of any fundamental changes or event of default, as the case may be, may impact our future working capital position and our ability to continue as a going concern. For actions that we plan to take in order to manage our working capital, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to prudently manage our working capital, or raise additional equity or debt financing on terms that are acceptable to us. Our failure to properly manage our working capital as planned and when necessary could materially and adversely affect our liquidity, results of operations, financial condition and ability to operate.

We may not have the ability to raise the funds necessary to settle redemption of our existing notes, or to repurchase such notes upon a fundamental change or on certain specific dates, and our future debt may contain limitations on our ability to pay cash upon conversion or to repurchase the notes.

Our existing notes contain protections concerning the holders’ rights to require us to repurchase their notes and to pay cash to settle redemption of their notes. For example, holders of the 2026 Notes have the right to require us to repurchase for cash all or part of their notes on August 1, 2024 or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest; holders of the PAG Notes have the right to require us to repurchase or repay for cash all or part of their notes, at a price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively; and holders of the 2028 Notes may require us to repurchase all or a portion of their notes for cash on March 16, 2026 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our existing notes when our payments become due. Furthermore, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of our existing notes surrendered therefor or our existing notes being converted. Our failure to repurchase notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the notes as required by the indenture would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements or indentures governing any outstanding future indebtedness. If the repayment of our existing notes or any outstanding future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments to the holders upon conversions of the notes.

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

Starting in April 2020, we and certain of our current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-01830 (U.S. District Court for the Eastern District of New York). In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794 (U.S. District Court for the Eastern District of New York), the Court terminated the motion to dismiss without prejudice and ordered motion-to-dismiss briefing for the two cases to be completed by March 3, 2023 under a new briefing schedule. The coordinated motion-to-dismiss briefing has now been completed under the new schedule, and we await a decision from the court on these motions. Regardless of the merit of particular claims, legal proceedings and investigations may result in reputational harm, be expensive, time consuming, disruptive to our operations and distracting to management. In the event we do not prevail or we enter into settlement arrangements in any of these proceedings or investigations, we may incur significant expenses which may materially adversely affect our results of operations.

Following the publication in April 2020 of a short seller report by Wolfpack Research, or the Wolfpack Report, the SEC asked us to produce certain financial, operating, and other documents and records. We provided the SEC with requested documents and information. Although no further information has been requested by the SEC since early 2021, we cannot predict if there will be further requests or the duration, outcome, or impact of the SEC investigation.

In addition, we are subject to legal proceedings in the ordinary course of business. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform. We have been subject to lawsuits in mainland China for alleged unfair competition in connection with our platform. We may also face litigation or administrative actions for defamation, negligence, copyright and trademark infringement, or other purported injuries resulting from the content we provide or the nature of our services.

We were subject to a total of 1,846 lawsuits in mainland China for alleged copyright infringement between January 1, 2020 and December 31, 2022, in connection with our platform. Approximately 85.0% of the lawsuits filed from January 1, 2020 through December 31, 2022 in connection with the iQIYI platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. As of December 31, 2022, a total of 138 lawsuits against us in connection with our platform were pending in mainland China, with the aggregate amount of damages sought under these pending cases being RMB350.9 million (US$50.9 million).

The outcome of legal proceedings and investigations is inherently uncertain. If one or more legal matters were resolved against us or an indemnified third-party in a reporting period for amounts in excess of management’s expectations, our financial condition and operating results for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against us that could materially adversely affect our financial condition and operating results.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our iQIYI brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our membership base and attractiveness to advertising customers and content providers. Since the streaming entertainment industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to remain the market leader in mainland China, which may be difficult and expensive. To the extent our content, in particular, our original content, is perceived as low quality or otherwise not appealing to users, our ability to maintain and enhance our brand may be adversely impacted.

Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.

We began to expand our overseas business operations in late 2019. We have launched our multilingual iQIYI app, which currently supports more than ten languages and can be downloaded globally from major app stores. We also cooperate with local partners to promote our app and expand our user base. We are subject to PRC law in addition to the laws of the foreign countries and regions in which we operate. If any of our overseas investments or operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

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

Increases in market price of professionally produced content, or PPC, may have a material and adverse effect on our business, financial condition and results of operations.

PPC constitutes a significant part of our content offerings. The market prices for PPC, especially TV series and movies, have increased significantly in mainland China during the past few years. Due to the improving monetization prospects, internet video streaming platforms are generating more revenues and are competing aggressively to license popular content titles, which have in turn led to increases in licensing fees of PPC in general. As the market further grows, the expectations of copyright owners, distributors and industry participants may continue to rise, and as such they may demand higher licensing fees for PPC. Furthermore, with the expansion of our content library, the costs for PPC may continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for PPC, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

We operate in a highly competitive market and we may not be able to compete effectively.

We face competition for content sourcing, user traffic and advertising customers from other streaming entertainment platforms in mainland China, primarily including Tencent Video, Youku, Mango TV and Bilibili. We compete for users, usage time and advertising customers. In addition, we also face competition from other forms of entertainment content, including short videos and online games. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. Our competitors may compete with us in a variety of ways, including by obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. In addition, certain internet video streaming platforms may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their platforms for any such infringing content. As a result, we may be placed at a disadvantage to some of these companies that do not incur similar costs as we do with respect to content production, acquisition and moderation. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers and members, as well as have a material and adverse effect on our business, financial condition and results of operations.

We face competition from traditional media such as major TV stations, which also provide and may increase their internet and on-demand video offerings. Most large companies in mainland China allocate, and will likely continue to allocate, a significant portion of their advertising budgets to traditional media, particularly major TV stations. We also face increasing competition for users, user time and advertising budgets from other internet media and entertainment services, such as internet and social media platforms and short-form video platforms.

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

Our monetization model is evolving. We currently generate a substantial majority of our revenues from membership services and online advertising. We plan to strengthen revenue contribution from our other monetization methods, such as online games and IP licensing. We have no proven track record of or experience in generating substantial revenues from other monetization methods. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or content partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

Our business, prospects and financial results may be impacted by our relationship with third-party platforms.

In addition to our iQIYI platform, we also distribute video content through third-party platforms. We generate membership service and online advertising service revenues through revenue-sharing arrangements with such third-party platforms, which include leading internet companies in mainland China. However, there can be no assurance that our arrangements with those platforms will be extended or renewed after their respective expiration or that we will be able to extend or renew such arrangements on terms and conditions favorable to us. In addition, if any of such third-party platforms breaches its obligations under any of the agreements entered into with us or refuses to extend or renew it when the term expires, and we cannot find suitable replacement on a timely basis, or at all, we may suffer significant loss to our user base and revenue streams we have developed therefrom, or lose the opportunity to expand our business through such platform. We may be involved with legal or other disputes with third-party platforms that may affect our relationship with such platforms or have an adverse effect on our business.

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

Internet platform operators may also be held liable for the content displayed on or linked to its platform that is subject to certain restrictions. In addition to professionally produced content, we allow our users to upload other video content, such as internet movies, internet drama series, interactive videos, vertical or horizontal videos, short-form videos, micro-videos, and video blogs, or Vlogs, among others. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content uploaded by our users, we may not be able to identify all videos or other content that may be illegal or otherwise objectionable. In addition, we may not be able to always keep these internal procedures abreast of changes in the PRC government’s requirements for content display. See “Item 4. Information on the Company—B. Business Overview—Content Moderation” for more details relating to our content moderation procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may subject us to liability, government sanctions or loss of licenses and permits.

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

Our business is significantly impacted by the reputation of artists featured in videos produced by us or presented on our platform.

Audience are drawn to videos we presented based on factors such as the artists reputation and popularity, the content themes and the overall production value of the videos. Any negative news about these artists, such as inappropriate conduct in their private life, scandals or criminal allegations, will pose a negative impact on the videos or TV series featuring these artists. Negative publicity of or media coverage about our artists or the content we provide will cause a negative impact on the image of the artists and ourselves, which could have a negative impact on our brand image in the online entertainment industry and our relationships with the agencies we work with.

Furthermore, the popularity and audience acceptance of artists featured in videos produced by us or provided on our platform cannot be predicted accurately, and we may not be able to timely respond to the changes in the market trends. There is no guarantee that we will be able to accommodate the audiences’ preferences on the type of videos and the selection of artists catering to the changing market trends. The failure to achieve any of the foregoing or the sudden changes in the audiences’ preferences will adversely affect our business, financial condition and results of operations.

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

Although we have set up procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible, and we do not attempt to, identify and remove or disable all potentially infringing content that may exist. Similarly, although we have set up screening processes to try to filter out or disable access to content that we have previously been informed is subject to claims of copyright or other intellectual property protection, we do not attempt to filter out or disable access to all potentially infringing content available through our services. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights or other intellectual property rights. We have been, and may in the future be, subject to such claims filed in mainland China and other jurisdictions. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform.

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

We have been subject to lawsuits in mainland China for alleged unfair competition in connection with our platform. We may also face litigation or administrative actions for defamation, negligence, copyright and trademark infringement, or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merits, may be expensive and time-consuming to defend and may result in significant diversion of resources and management attention from our business operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

In addition, we operate our platform primarily through the variable interest entities and their subsidiaries, and our ability to monitor content as described above depends in large part on the experience and skills of the management of, and our control over, those variable interest entities. Our control over the management and operations of the variable interest entities through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, copyright, and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in mainland China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in mainland China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. In particular, our members may abuse their membership privilege and illegally distribute paid content exclusively available to paid members, which could have a material and adverse effect on our financial condition, results of operations and prospects. Further, we may have difficulty addressing the threats to our business associated with piracy of our copyrighted content, particularly our original content. Our content and streaming services may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us. We adopt a variety of measures to mitigate risks associated with piracy, including by litigation and through technology measures. We cannot assure that such measures will be effective.

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

We utilize a combination of proprietary and third-party technologies to operate our business. These include the technologies that we have developed to recommend and monetize content to our users as well as enable fast and efficient delivery of content to our users and their various internet connected devices. For example, we use our own CDN, and third-party CDN services to support our operation. To the extent internet service providers do not interconnect with the CDN services we use, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. Likewise, if our recommendation and monetization technology does not enable us to predict and recommend content that our users will enjoy, our ability to attract and retain users may be adversely affected. We also utilize third-party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users’ electronic devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.

All films and television shows in mainland China, whether produced in mainland China or overseas, must be pre-approved by SARFT, the authority of which is currently exercised by the NRTA and the State Film Bureau, or the SFB, and distributors of these films and television shows must obtain an applicable permit before releasing them. In addition, online games are also subject to approval by the SAPPRFT, the authority of which is currently exercised by the National Press and Publication Administration, or the NPPA.

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

As the industry that we operate in is still evolving in mainland China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Nor can we assure you that we will be able to timely address all the change in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

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
•
regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of mainland China and other jurisdictions; and
•
enhanced compliance requirements for outbound acquisitions and investment under the laws and regulations of mainland China.

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

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate or the talents on our platform, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•
alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers, other employees, talents on our platform, or by third-party suppliers;
•
false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, other employees, talents on our platform, or by third-party suppliers;
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

In addition, we are exploring various opportunities and marketing strategies to better monetize our membership base, including offering early access privilege to certain drama series for an additional fee. We may receive negative news reports, or negative publicity on influential TV shows, on such initiatives, which may negatively impact our reputation and results of operations. We may also be affected by publicity relating to third-party service providers. In addition to traditional media, there has been an increasing use of social media platforms and similar devices in mainland China, including instant messaging applications, such as Weixin/WeChat, social media apps and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

The COVID-19 epidemic had and could continue to have a material adverse impact on our business, operating results and financial condition.

The COVID-19 pandemic created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in mainland China. The spread of the disease and the preventive actions taken imposed a strong restraining effect on content production and title release in the entire online entertainment industry, causing an undersupply of content, especially cinema movies, throughout 2020, 2021 and 2022. The decrease in the quantity of content offerings in turn negatively affected our ability to retain existing subscribing members and attract new ones during the past three years.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to our financial condition and liquidity. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in mainland China, our business, results of operations and financial condition could be materially and adversely affected.

A severe or prolonged downturn in mainland China or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2022. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs, as well as sanctions and anti-sanction actions implemented by both sides. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or mainland China economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Our operations depend on the performance of the internet infrastructure and telecommunications networks in mainland China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in mainland China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serves a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted the 2010 Equity Incentive plan on October 18, 2010, or the 2010 Plan, which was amended and restated on November 3, 2014 and August 6, 2016, the 2017 Share Incentive Plan on November 30, 2017, or the 2017 Plan, and the 2021 Share Incentive Plan on December 2, 2021, or the 2021 Plan, which was amended and restated on November 2, 2022. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the 2010 Plan, we are authorized to grant options, stock appreciation rights, restricted stock units and other types of awards that the administrator of the 2010 Plan decides. Under the 2017 Plan, we are authorized to grant options, restricted shares and restricted share units. Under the 2021 Plan, we are authorized to grant options and restricted share units. Under the 2010 Plan, as amended, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 720,000 shares. Under the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 364,000,000 Class A ordinary shares, or the 2021 Plan Award Pool, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one share) granted shall reduce the number of shares in the 2021 Plan Award Pool available for future grants by 1.3 shares; any option with nil exercise price have the same effect of reducing the number of shares in the 2021 Plan Award Pool as the restricted share units. As of February 28, 2023, options to purchase a total of 340,864,386 ordinary shares were outstanding under the 2010 Plan, and options with nil exercise price to purchase a total of 127,127,798 ordinary shares were outstanding under the 2021 Plan. No awards were outstanding under the 2017 Plan. For the years ended December 31, 2020, 2021, and 2022, we recorded RMB1,370.1 million, RMB1,219.2 million and RMB811.4 million (US$117.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Insurance companies in mainland China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in mainland China. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

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

In addition, as we are a public company, our management team needs to develop the expertise necessary to comply with the regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. While we were a private subsidiary of Baidu, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. However, as a stand-alone public company, our management has to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so continuously in an effective manner.

We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between Baidu and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•
Our board members may have conflicts of interest. Our directors Mr. Junjie He, Dr. Dou Shen, Mr. Fei Qi and Ms. Luyao Han are also employees of Baidu. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Baidu and us.
•
Sale of shares in our company. Baidu may decide to sell all or a portion of our shares that it holds to a third-party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.
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

Our controlling shareholder and strategic partner, Baidu, is one of the largest internet companies in mainland China. Our business has benefited significantly from Baidu’s advanced technological capabilities and strong market position in mainland China. In addition, we have benefited from Baidu’s financial support in the past. We cooperate with Baidu in a number of areas, including AI technology, cloud services and traffic. However, we cannot assure you that we will continue to maintain our cooperative relationships with Baidu and its affiliates in the future. To the extent we cannot maintain our cooperative relationships with Baidu at reasonable prices or at all, we will need to source other business partners to provide services, which could result in material and adverse effects to our business and results of operations. We may also need to obtain financing through other means if Baidu ceases to provide financial support to us. In addition, our current customers and content partners may react negatively to our carve-out from Baidu. Our inability to maintain a cooperative relationship with Baidu could materially and adversely affect our business, growth and prospects.

Baidu will control the outcome of shareholder actions in our company.

As of February 28, 2023, Baidu held 45.5% of our outstanding ordinary shares, representing 89.3% of our total voting power. Baidu has advised us that it does not anticipate disposing of its voting control in us in the near future. Baidu’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Baidu’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that could have been beneficial to you. For example, Baidu’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, Baidu is not prohibited from selling a controlling interest in us to a third-party and may do so without your approval and without providing for a purchase of your ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online game services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multi-party communication, store-and-forward, and call center) and the major foreign investor in a value-added telecommunication service provider in mainland China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List, and other applicable laws and regulations.

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture and publishing business and film/drama production and operation (including importation) business. We are a Cayman Islands company and our mainland China subsidiaries are considered foreign-invested enterprises. As such, none of our mainland China subsidiaries are eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in mainland China. Accordingly, we conduct such business activities through the variable interest entities in mainland China, Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment, and their subsidiaries. Our wholly-owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with the variable interest entities and their respective shareholders, and such contractual arrangements enable us to impose control over, receive the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the variable interest entities in mainland China and hence consolidate their financial results as our variable interest entities under U.S. GAAP. We conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the variable interest entities with which we maintained these contractual arrangements and their subsidiaries in mainland China. Investors in our ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the variable interest entities.

Our holding company in the Cayman Islands, the variable interest entities, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, the business, financial condition, and results of operations of the variable interest entities and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the variable interest entities which contributed 92% of our revenues in 2022. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in online video and other foreign-restricted services, or if the PRC government otherwise finds that we, the variable interest entities, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT, NRTA, the SFB, the NPPA, the Ministry of Culture and the MOFCOM, would have broad discretion in dealing with such violations or failures, including, without limitation:

•
revoking the business licenses and operating licenses of such entities;
•
discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our mainland China subsidiaries and the variable interest entities;
•
imposing fines, confiscating the income from our mainland China subsidiaries or the variable interest entities, or imposing other requirements with which we or the variable interest entities may not be able to comply;
•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the variable interest entities and deregistering the equity pledges of the variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or impose control over the variable interest entities; or
•
restricting or prohibiting our use of the proceeds of any of our offshore financings to finance our business and operations in mainland China.

In addition, in September 2009, the General Administration of Press and Publication, or the GAPP, together with several other government agencies issued a notice, or the Circular 13, prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in mainland China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Other government agencies that also had the authority to regulate online game operations in mainland China when the Circular 13 was issued, such as the Ministry of Culture and the MIIT, did not join the GAPP in issuing the Circular 13. The GAPP was replaced by the SAPPRFT and later by the NPPA. To date, none of the GAPP, the SAPPRFT and the NPPA has issued any interpretation of the Circular 13. Due to the ambiguity among various regulations on online games and a lack of interpretations from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our relevant contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our relevant contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, the relevant contractual arrangements may be challenged by the NPPA or other governmental authorities. If we were found to be in violation of the Circular 13 to operate our mobile game business, the NPPA, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the relevant licenses and registrations. If we were found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and the Circular 13, the relevant regulatory authorities would have broad discretion in dealing with such violations.

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the variable interest entities in mainland China that most significantly impact their economic performance, or our failure to receive the economic benefits from the variable interest entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with variable interest entities and their shareholders to operate our business in mainland China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities. For example, the variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the variable interest entities in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the variable interest entities and their shareholders of their obligations under the contracts to impose control over the variable interest entities. The shareholders of the variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the variable interest entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. In addition, the legality and enforceability of the contractual agreements between our mainland China subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to impose control over the variable interest entities, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of the variable interest entities were to refuse to transfer their equity interests in the variable interest entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We face uncertainties in the enforcement of these contractual arrangements. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to impose control over the variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause the variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and the variable interest entities, which would have a material and adverse effect on our ability to effectively direct the business operations of the variable interest entities and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. In particular, none of Mr. Ning Ya, who currently holds 50% of equity interest in iQIYI Pictures, nor Mr. Xiaohua Geng, who currently holds 50% of the equity interests in Shanghai iQIYI and 100% of the equity interests in Beijing iQIYI, is our director or executive officer, and we cannot assure you that their interests will be aligned with ours. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the our contractual arrangements with the variable interest entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our mainland China subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the variable interest entities that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entities, the entities hold certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our IP rights. If the variable interest entities go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the variable interest entities undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, to replace the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise

Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in Mainland China
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear and uncertain. If the CSRC approval is required for any of our offshore listings and capital raising activities, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore listings and capital raising activities if such approval is required, or a rescission of such CSRC approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which called for the enhanced administration over illegal securities activities and the supervision of overseas-listed China-based companies and proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises (CSRC Announcement [2022] No. 43), or the Overseas Listing Measures, which will become effective on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. In addition, According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures will become effective, such as company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

In addition, according to the Negative List promulgated by the MOFCOM and the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the State when listing and trading overseas. Furthermore, the Enterprise Mid- and Long-Term Foreign Debt Registration Administrative Measures that became effective on February 10, 2023 established a foreign debt approval registration system that replaced the foreign debt filing registration system under the NDRC Circular on Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt. As a result, a new foreign debt approval registration system that replaced the foreign debt filing registration system under the NDRC Circular on

Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt (the “Circular 2044”). We obtained a certificate for the registration of issuances of foreign debt in December 2022 pursuant to Circular 2044, such registration certificate remains valid and in full force under the New NDRC Measures and were used for our PAG Notes and 2028 Notes. However, given the uncertainties regarding the interpretation and application of the newly promulgated Enterprise Mid- and Long-Term Foreign Debt Registration Administrative Measure, there is no assurance that we can register future foreign debt offerings or accomplish the required filings or other regulatory procedures in a timely manner, or at all.

If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may negatively impact our ability to further raise capital from the market or pursue restructuring or refinancing of our indebtedness. We may also face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price and listing status of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange. In recent decades, the Chinese government has implemented a series of reform measures, including among others, emphasizing the utilization of market forces for economic reform, and the establishment of improved corporate governance in business enterprises. Meanwhile, a considerable portion of productive assets in mainland China is still owned by the government. In addition, the Chinese government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control, and setting monetary and fiscal policy.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in mainland China, in the policies of the Chinese government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations and the enforcement of these laws, regulations and rules involves uncertainties.

The laws and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in mainland China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published or not on a timely basis. As a result, we may not be aware of our potential violation of these policies and rules. In addition, certain administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations and enhanced supervision over large internet platforms may adversely affect our business, financial condition and results of operations, and could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our mainland China subsidiaries and the variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our mainland China subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our mainland China subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.

Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where iQIYI, Inc., the direct parent company of our mainland China subsidiaries Beijing QIYI Century, and Chongqing QIYI Tianxia Science & Technology Co., Ltd., is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, IQIYI Film Group HK Limited, which directly owns our mainland China subsidiaries iQIYI New Media, is incorporated in Hong Kong. However, if IQIYI Film Group HK Limited is not considered to be the beneficial owner of the dividends paid to it by iQIYI New Media under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our mainland China subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in mainland China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in mainland China, capital contributions to our mainland China subsidiaries are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our mainland China subsidiaries and the variable interest entities is required to be registered with the SAFE or its local branches or filed with SAFE in its information system, and (b) each of our mainland China subsidiaries and the variable interest entities may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits (as defined below). See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” Any loan to be provided by us to our mainland China subsidiaries, variable interest entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our mainland China subsidiaries and the variable interest entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our mainland China operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our mainland China subsidiaries. This is because there is no statutory limit on the amount of registered capital for our mainland China subsidiaries, and we are allowed to make capital contributions to our mainland China subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the mainland China subsidiaries complete the relevant filing and registration procedures. With respect to loans to the mainland China subsidiaries by us, (i) if the relevant mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our mainland China subsidiaries under this circumstance because we can increase the registered capital of our mainland China subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant mainland China subsidiaries adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant mainland China subsidiary (the “Risk-Weighted Approach and the Net Asset Limits”). According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries. Currently, our mainland China subsidiaries have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our mainland China subsidiaries are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our mainland China subsidiaries or the variable interest entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within mainland China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our mainland China subsidiaries. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in mainland China any foreign currency, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in mainland China and by China’s foreign exchange policies. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of the date of this annual report, some of the lessors of our properties leased by us in mainland China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties up to RMB10,000 per unregistered leased property.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and results of operations.

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

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by mainland China enterprises or natural persons acquire an affiliated mainland China domestic enterprise. After the Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. Moreover, the Anti-Monopoly Law requires that the SAMR (or MOFCOM before March 2018) shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in mainland China by foreign investors increasingly time-consuming and complex. These rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the competent authority, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the competent authority may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If the chops of our mainland China subsidiaries and the variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries and the variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations since we have become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries and limit our mainland China subsidiaries’ ability to distribute dividends to us. We have completed filing with the relevant SAFE branch for our equity incentive plans and are required to update our filing periodically or in the event of any material changes. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise or transfer share options or are granted restricted shares will be subject to mainland China individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to mainland China enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe none of our entities outside of China is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the mainland China tax authorities determine that iQIYI, Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares or ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if mainland China tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland China individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gain is deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-mainland China shareholders of iQIYI, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that iQIYI, Inc. is treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

Any failure or perceived failure by us to comply with the anti-monopoly, anti-unfair competition, and consumer rights protection laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including, without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects. On August 1, 2022, the Standing Committee further amended the Anti-Monopoly Law, which, among others, (i) emphasized that business operators with a dominant market position shall not engage in any conduct of abusing a dominant market position by utilizing data and algorithm, technology, and platform rules, (ii) increased the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition,” and (iii) increased the fines on business operators that reaching monopoly agreements to “no less than one percent but no more than ten percent of the preceding year’s sales revenue of the business operators, or a fine of up to RMB5 million if no sales revenue in the preceding year; and if such monopoly agreements have not been implemented, a fine of up to RMB3 million.”

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

In practice, the PRC governmental authority also strengthens the supervision of monopoly and other unfair competition acts, activities infringing consumer rights, and requests to establish a new order of the platform economy. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws recently. For example, in April 2021, the SAMR, the Cyberspace Administration of China and the SAT, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have conducted necessary self-inspection and rectifications in accordance with such guidance and completed rectification procedures, such as filing of concentration notification for our past investments and M&A deals. In addition, China Consumers’ Associations and other local consumers’ associations, who have the authority to bring civil public interest lawsuit and make complains to relevant governmental authorities, have been targeting large platforms more frequently. Complaints made by consumers’ associations may lead to negative publicity, and increase the risk of governmental investigations and public interest lawsuits.

We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and consumer rights protection and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses, adjusting investment activities and adjusting our business strategy, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly, anti-unfair competition and consumer rights protection, and the authorities’ requirements in all respects. Any anti-monopoly, anti-unfair competition or consumer rights protection related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions, significant fines, and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, or limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our operation, investment and acquisition strategy.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PIPL provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Risks Related to Our ADSs
The trading price of our ADSs has been and is likely to continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been volatile and has ranged from a low of US$2.01 to a high of US$46.23 since our ADSs started to trade on the Nasdaq Global Select Market on March 29, 2018. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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
•
litigation, government investigation or other legal or regulatory proceeding; and
•
general economic or political conditions in mainland China or elsewhere in the world.

In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in mainland China in particular, may affect the volatility in the prices of and trading volumes for our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the price of our ADSs may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and SEC enforcement actions.

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

The exercise of voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China, and are all located outside of the Cayman Islands. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where our directors and officers are located.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited (depending on the remedies you are seeking), because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent also governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the United States) as well as from the common law of England, the decisions of the English courts are of highly persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against us outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies with limited liability like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, Baidu, holder of our Class B ordinary shares, held approximately 45.5% of our total issued and outstanding ordinary shares on an as-converted basis and 89.3% of the voting power of our outstanding shares as of February 28, 2023. Therefore, Baidu has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Subject to our memorandum and articles of association and the Companies Act, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Weijian Shan and Mr. Fei Qi, who are non-voting members of our audit committee, are not independent directors as defined under Nasdaq Rule 5605(a)(2). In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2022. Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval the amendment to our 2021 Plan. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, as a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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

Based on the market price of our ADSs, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2022, and do not presently expect to be a PFIC for the 2023 taxable year or the foreseeable future. However, PFIC status is a fact-intensive determination that generally cannot be determined until after the close of the taxable year in question, and is based on that year’s composition of income and assets (which could change significantly during the course of a taxable year). Fluctuations in the market price of our ADSs, for instance, may cause us to become a PFIC for the current or subsequent taxable years because the value of certain of our assets for the purpose of the asset test is generally determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of the variable interest entities for U.S. tax purposes. Accordingly, no assurance can be given regarding our PFIC status for the current or any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. shareholder held an ADS or Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. shareholder. See “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Provisions of our convertible senior notes could discourage an acquisition of us by a third-party.

Certain provisions of our outstanding convertible senior notes, including the 2023 Notes, 2025 Notes, 2026 Notes, PAG Notes and 2028 Notes, could make it more difficult or more expensive for a third-party to acquire us. The indentures for our convertible senior notes define a “fundamental change” to include, among other things: (i) any person or group becoming a beneficial owner of our company through gaining more than 50% voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares; (ii) any recapitalization, reclassification or change of our ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transaction of all or substantially all our consolidated assets, to any person other than one of our subsidiaries or variable interest entities; (iii) the adoption of any plan or proposal relating to the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed or quoted on any of The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange (or any of their respective successors) and none of the ADSs, Class A ordinary shares, other common equity and ADSs in respect of reference property is listed or quoted on one of The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange (or any of their respective successors) within one trading day of such cessation; or (v) any change in or amendment to the laws, regulations and rules in the PRC that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible senior notes.

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

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

iTEM 4. Information on the Company

A.
History and Development of the Company

We launched qiyi.com under the QIYI brand in April 2010 as an internet video streaming service in mainland China. Our holding company, Ding Xin, Inc., was incorporated in November 2009 in the Cayman Islands. Ding Xin, Inc. was subsequently renamed Qiyi.com, Inc. in August 2010 and later iQIYI, Inc. in November 2017. QIYI was rebranded as iQIYI in November 2011.

In March 2010, we established a wholly-owned mainland China subsidiary, Beijing QIYI Century Science and Technology Co., Ltd., or Beijing QIYI Century. In November 2011, we obtained control over Beijing Xinlian Xinde Advertisement Media Co., Ltd. and in May 2012 we renamed it Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, to operate our internet video streaming services. In December 2012, Shanghai iQIYI Culture Media Co., Ltd., or Shanghai iQIYI, was established as our exclusive advertising agent. In May 2013, we acquired the online video business of PPS. We primarily provide live streaming service through Shanghai Zhong Yuan

Network Co., Ltd., or Shanghai Zhong Yuan, the operating entity of PPS. We have control over and are the primary beneficiary of Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan through a series of contractual arrangements. Beijing iQIYI and Shanghai Zhong Yuan hold our ICP licenses and other licenses and permits necessary for our business operation.

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

On July 17, 2018, we completed the acquisition of 100% equity stake in Skymoons Inc. and Chengdu Skymoons Digital Entertainment Co., Ltd., (“Chengdu Skymoons,” together with Skymoons Inc., “Skymoons”). The aggregate consideration consists of a fixed payment of RMB1.27 billion, as well as additional consideration valued at RMB730 million as of June 30, 2018 to be delivered in the event the acquiree satisfies the agreed upon performance benchmarks in the next two years.

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

Concurrently with the issuance of 2026 Notes, we also completed a registered follow-on public offering of 40,000,000 ADSs at a public offering price of US$17.50 per ADS. The underwriters exercised their option to purchase 4,594,756 additional ADSs at the price of US$17.50 per ADS in January 2021.

In November 2021, we completed the repurchase right offer relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer.

In March 2022, we entered into subscription agreements with Baidu and a consortium of financial investors that include Oasis Management Company Ltd., who have agreed to subscribe for and purchase from us, through a private placement, a total of 164,705,882 newly issued Class B ordinary shares and 304,705,874 newly issued Class A ordinary shares of our company, for a total purchase price of US$285 million in cash. In accordance with the subscription agreements, Baidu subscribed for Class B ordinary shares, and the financial investors subscribed for Class A ordinary shares.

In December 2022, we issued an aggregate amount of US$500 million in secured convertible senior notes due January 2028 to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes bear an interest rate of 6% per annum and will mature on the fifth anniversary of the issuance date. The PAG Notes may be convertible into our ADSs at the holder’s option and subject to the terms of the PAG Notes, at an initial conversion rate of 216.9668 ADS per US$1,000 principal amount of the PAG Notes (which is equivalent to an initial conversion price of approximately US$4.61 per ADS). Holders of the PAG Notes have the right to require us to repurchase or repay for cash all or part of their notes, at a price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. They also have the right to require us to repurchase for cash all or part of their notes in the event of certain fundamental changes and events of defaults.

In January 2023, we completed a registered follow-on public offering of 76,500,000 ADSs at a public offering price of US$5.90 per ADS. The underwriters exercised their option to purchase 9,975,000 additional ADSs at the price of US$5.90 per ADS in January 2023. We received net proceeds of US$500.0 million from the follow-on offering, including the exercise of the underwriters’ option to purchase additional ADSs, after deducting the underwriters’ discounts and commissions.

In March 2023, we completed an offering of US$600 million in aggregate principal amount of the 2028 Notes. Holders of the 2028 Notes may require us to repurchase all or a portion of their notes for cash on March 16, 2026 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. Concurrently with and shortly after the offering of the 2028 Notes, we entered into separate individually and privately negotiated agreements with certain holders of the 2026 Notes to repurchase US$340 million principal amount of such notes for cash.

Our principal executive offices are located at 4/F, iQIYI Youth Center, Yoolee Plaza, No. 21, North Road of Workers’ Stadium, Chaoyang District, Beijing, 100027 People’s Republic of China. Our telephone number at this address is +86 10 6267-7171. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States in connection with the registration statement on Form F-3 is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.iqiyi.com. The information contained on our website is not a part of this annual report.

B.
Business Overview

iQIYI is a leading provider of online entertainment video services in China. Since the beginning, we have always put content and users at the center, orienting each of our business strategies around delivering superior content quality and user-friendliness. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular entertainment. Designed and refined by our engineers with a deep understanding of the evolving user preferences, our products continue to offer superior entertainment experience for users.

Our platform features a variety of premium video content, in particular iQIYI original dramas and shows. With in-house studios spearheading our original content production, we are home to many acclaimed original drama series and variety show franchises, and have successfully serialized our original content into blockbuster sequels to accumulate and amplify IP value overtime. Our in-house content production studios, together with our experienced supporting teams, help us industrialize content production, amass creative talents and produce premium content efficiently. With valuable experience gained over the past years, our content studios have produced high-quality content that has been well received by the market and economically viable. We also expand our premium content offering through licenses and collaboration with third-party partners, which supplement our original content. As of December 31, 2022, we had over 40,000 professionally produced content (PPC) titles in our comprehensive and diversified video content library, comprised of drama series, variety shows, films and others.

We have one of the largest subscribing member base among all internet video streaming services in mainland China. In 2022, we achieved an average daily number of total subscribing members of 103.1 million and an average daily number of subscribing members excluding individuals with trial memberships of 102.4 million. The monthly average revenue per membership (“ARM”) in 2022 was RMB14.31, compared to RMB13.71 in 2021, increasing 4.4% year over year. Beyond our core focus on content, we have also crafted new strategies to attract more users to become our subscribing members through additional privileges to enhance the value of our membership. With a strong dedication to offering diversified premium content and membership privileges, we have attracted a massive and loyal paying user base. We have developed diversified monetization models. We generate revenues through membership services, online advertising services and a suite of other monetization methods. Our monetization model fosters an environment for high-quality content production and effective content distribution on our platform, which in turn expands our subscriber base and increases user engagement, creating a virtuous cycle.

Our Products and Services

We provide our users with a variety of products and services encompassing online video, online games, online literature, animations and others.

Video

We produce, aggregate and distribute a wide variety of professionally produced content, or PPC, as well as a broad spectrum of other video content in a variety of formats.

Professionally Produced Content (PPC)
iQIYI original content

Driven by our long-term commitment to original content, we have established a unique and effective methodology for both original content production and operations. Powered by a strong team of professionals and supported by a mature and highly efficient operating mechanism, our methodology encompasses from content creation, production to post-broadcasting. We have achieved breakthrough in original content as evidenced by the scores tracked by iQIYI popularity index, which is an influential indicator of content popularity.

Our original content includes content produced in-house and content produced in collaboration with quality third-party partners. Our original content titles include popular drama series, such as Love Between Fairy and Devil (苍兰诀), Chasing the Undercurrent (罚罪), New Life Begins (卿卿日常), and Wild Bloom (风吹半夏), all of which were launched in 2022 and broke the landmark 10,000 iQIYI popularity index score; popular variety shows, such as The Big Band (乐队的夏天), Qipa Talk (奇葩说), The Rap of China (中国说唱巅峰对决) and Super Sketch Show(一年一度喜剧大赛); high-quality movies, such as Mirrors and Feathers (北方一片苍茫), Tough Out (棒!少年), Break Through the Darkness(扫黑•决战) and Northeastern Bro (东北恋哥); and popular animations, such as Deer Squad (无敌鹿战队), The World of Fantasy (灵域) and Love Between Fairy and Devil (苍兰诀). iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

We also adapt high-quality video IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

Licensed content

In addition to original content, we also provide users with a curated selection of high-quality PPC from third parties. Leveraging our expertise in content selection, we have successfully debuted well-received titles such as drama series iPartment (爱情公寓), In the Name of People (人民的名义), Go Go Squid (亲爱的,热爱的), My Heroic Husband (赘婿), A Lifelong Journey (人世间) and variety show Keep Running (奔跑吧). Our licensed content library also features a rich collection of movies, animations, documentaries and other content.

Our licensed video content are typically procured at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with films and drama series having an average term of nine years and thirteen years, respectively. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. We also exchange rights to distribute licensed content with other online video streaming services to enrich our content library. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

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

Other Products and Services

Our other products and services include online games, literature, comics and others.

We develop and distribute online games featured in various formats to domestic and overseas users. Following the acquisition of Skymoons in July 2018, we further broadened our game offerings, especially self-developed games that fully leverage the IP value in our content. We provide high-quality online literature and comics works which can be adapted into script for derivative entertainment products. Furthermore, we are developing a video community to build an ecosystem that empowers users to discover video content based on their interests, follow content creators, and interact with other users with the same interests.

iQIYI Lite

In January 2021, we officially released the iQIYI Lite app, which offers users an easy and quick access to the personalized videos based on their user preferences. We offer various free content on iQIYI Lite app with advertisements catered to the preferences of users, and we also offer ad-supported membership services for subscribing members of iQIYI Lite app. iQIYI Lite helps us to expand our total addressable market by penetrating into regions and user cohorts which are not yet covered by our main app.

Overseas Business

We expand our business overseas through our multilingual iQIYI app and website, which offer a curated selection of popular imported and local video content titles. We currently support interfaces in more than ten languages and our app can be downloaded globally from major app stores. We also seek collaboration with local partners to leverage their strong marketing capabilities and know-how in high-quality local contents.

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

Monetization

We generate revenues primarily through membership services, online advertising and content distribution. We also generate revenues from other monetization methods, including online games, IP licensing, talent agency, online literature and more.

Membership Services

Our membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Our current membership program is composed of multiple packages, each offered at a different price and provides subscribing members with access to a large collection of VIP-only content comprised of drama series, movies, animations, cartoons and online literature, earlier access to certain content aired on iQIYI platform and a bundle of viewing functions and features. For example, the members-first model of The Lost Tomb (盗墓笔记) enabled members to gain instant access to the entire season while non-paying users could only follow weekly updates for new episodes; and certain auxiliary content of Folk

2022(我们民谣2022) was accessible exclusively to our members. Our members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video-on-demand service.

We review and evaluate the price of our membership services and adjust the price accordingly, from time to time. In November 2020, we increased the pricing of our monthly, quarterly and annual membership packages on non-iOS channels to the same level of iOS channels. In December 2021 and December 2022, respectively, we further increased the pricing of certain membership packages.

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

Others

Our other monetization models include online games, IP licensing, talent agency, online literature, other licensing and others.

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

We also generate revenue from other licensing by granting rights to certain customers to re-create short-form videos for selected content assets from our existing content library over a fixed license period.

Sales and Marketing
Brand Promotion

iQIYI’s brand values are youth, vitality and positivity. We believe that our high-quality video content and services lead to strong word-of-mouth referrals, which drives customer awareness of our brand in mainland China. Our market position benefits significantly from our large and high-quality user base and our strong brand recognition.

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

Advertising Sales

For brand advertising, we sell our advertising services primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies, and a portion of our brand advertising services directly to advertisers. We primarily sell our performance-based advertising service through third-party advertising agencies. We strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our advertiser base. Depending on the type of advertiser and content, the duration of an advertising framework agreement is typically 12 months.

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

Intellectual Property and Copyright Protection

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. As of December 31, 2022, we have applied for the registration of 9,080 patents, among which 2,078 patents of invention, 30 utility model patents and 3,758 patents of appearance have been registered with the State Administration for Market Regulation of the PRC, or the SAMR. As of December 31, 2022, we have applied for 6,022 trademarks, among which 5,077 have been registered with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have also registered 509 software copyrights with the Copyright Protection Center of the PRC, as of December 31, 2022, our “爱奇艺” and “” trademarks have been recognized as well-known trademarks by the SAMR.

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

Content Moderation

We implement strict monitoring procedures to remove inappropriate or illegal content, including video, online literature, animations, iQIYI Show, bullet chat and comment postings, and content from other services. Text, images and videos are screened by our content moderation team, which reviews our content on a 24/7 basis. Illegal and inappropriate content can generally be identified and removed promptly after it has been uploaded.

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

Competition

We face competition for content sourcing, user traffic and advertising customers from other providers of online entertainment video services in mainland China, primarily including Tencent Video, Youku, Mango TV and Bilibili. We also compete with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major TV stations. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive market and we may not be able to compete effectively.”

Seasonality

Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, we have experienced lower online advertising services revenue in the first quarter of each year in connection with the Chinese New Year holiday as advertisers limit their budget for online platforms. The first and third quarters of each year typically represent the peak seasons for our membership services historically, when users tend to consume more content during Chinese New Year and summer holiday. However, the seasonal pattern of our business can be impacted by our content release schedule and other factors. For a discussion of risk related to seasonality and fluctuation of our operating results, see “Item 3. Key Information—D. Risk Factor—Risks Related to Our Business and Industry—Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Insurance

As required by laws and regulations in mainland China, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We do not have any business liability or disruption insurance coverage for our operations in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage.”

Government Regulations
PRC Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China.

Regulations Related To Foreign Investment in Mainland China
Foreign Investment Industrial Policy

Investments activities in mainland China by foreign investors are principally governed by the Catalog for the Encouragement of Foreign Investment Industries (2022 Edition) (the “Catalog”) and the Negative List, which were both promulgated by the MOFCOM and the NDRC and each became effective on January 1, 2023 and January 1, 2022. The Catalog and the Negative List set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

According to the Negative List, the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%. In addition, foreign investments in the internet cultural business (except for music), the internet audio-video program business, the radio and television program production and operation business, the production of audio-video products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in mainland China.

Foreign Investment Law and its Implementation Measures

On March 15, 2019, Foreign Investment Law was enacted by the National People’s Congress, which became effective on January 1, 2020 and has replaced the previous major laws and regulations governing foreign investment in mainland China, including the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Sino-foreign Co-operative Enterprises Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. According to the Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within mainland China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in mainland China, including: (i) establishing foreign-invested enterprises in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.

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

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment (the “Office of the Working Mechanism”) will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in mainland China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.

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

The Administrative Measures on Internet Content Services, or the Internet Content Services Measures, promulgated by the State Council on September 25, 2000, amended and effective on January 8, 2011, sets out guidelines on the provision of internet content services. According to the Internet Content Services Measures, the internet content services are classified into commercial internet content services and non-commercial internet content services. An internet content services provider must obtain a Value-added Telecommunications Business Operation License for the provision of internet content services, or an ICP License, from the appropriate telecommunications authorities.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations and further regulate the telecommunications business permits. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license. We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing iQIYI, Shanghai Zhong Yuan, and Chengdu Skymoons have each obtained the ICP License, which will remain effective until September 8, 2026, May 11, 2026, and May 12, 2027 respectively.

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

Foreign direct investment in telecommunications companies in mainland China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and was last amended on March 29, 2022 with effect from May 1, 2022. These regulations require that foreign-invested value-added telecommunications enterprises in mainland China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in mainland China must demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT, to provide value-added telecommunication services in mainland China and the MIIT retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry, or the MII, which was the predecessor to the MIIT, released the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the

MII Notice, pursuant to which, for any foreign investor to invest in telecommunications businesses in mainland China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, and they may not provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in mainland China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a value-added telecommunication service operator shall be legally owned by such operator or its shareholders.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet culture services, internet audio-video program services and radio/television programs production and operation business, we have established various domestic variable interest entities to engage in value-added telecommunications services and other foreign investment restricted or prohibited businesses. Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business or any other foreign investment restricted or prohibited business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In order to comply with PRC regulatory requirements, we operate a substantial portion of our business through the variable interest entities, which we have contractual relationships with but we do not have actual ownership interests in. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.

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

Regulations on Internet Audio-video Program Services

On December 20, 2007, the MII and the SARFT, jointly issued the Administrative Provisions for the Internet Audio-video Program Services, or the Audio-video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines “internet audio-video program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third-party. Entities providing internet audio-video program services must obtain an Internet Audio-video Program Transmission License. Applicants for such licenses shall be state-owned or state-controlled entities unless an internet audio-video program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions in accordance with the then-in-effect laws and regulations. According to the Official Answers to Press Questions Regarding the Internet Audio-video Program Regulations published by the SARFT on February 3, 2008, the SARFT and MII clarified that providers of Internet audio-video program services who had legally engaged in such services prior to the adoption of the Audio-video Program Provisions, provided they have not been in violation of laws and regulations, shall be eligible to re-register and continue operations of Internet audio-video program services. This policy has later been reflected in the Notice on Relevant Issues Concerning Application and Approval of Audio-video Permit, issued by SARFT on May 21, 2008 and amended on August 28, 2015. In addition, in accordance with the Decisions of the State Council on the Entry of the Non-state-owned Capital into the Cultural Industry, promulgated by the State Council on April 13, 2005, and the Opinions on Introducing Foreign Investments to the Cultural Sector, jointly adopted by five PRC regulatory agencies and the Negative List, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

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

On December 27, 2018, the SART issued the Notice on the Upgrading of the Network Audio-video Program Information Recording System, or the Notice 158. According to the Notice 158, the State Administration of Radio and Television has added a new module called “Main Network Movies and Teleplays Information Recording System,” or the Recording System, in the “Network Play, Micro Film and other Network Audiovisual Program Information Recording System” set up in 2012. Since February 15, 2019, before the production of main network movies and teleplays (including network plays, network movies and network animations), the producers shall provide relevant information, such as name, type, content outline, budget making, etc. Main network movies and teleplays shall include network series (network animations) with total investment of more than RMB five million and network movies with an investment of more than RMB one million. After shooting and production of main network movies and teleplays, the producers shall provide relevant information, such as the expected broadcasting platform, amount of actual investment, actor’s remuneration and so on in the Recording System, and submit the finished programs to the relevant radio and television administrative departments. Main network series, network movies and network animations with on-line filing numbers could be broadcasted and promoted on the home pages of various audio-video program websites, or could be used for investment promotion, membership recommendation, online recommendation and program optimization of audio-video program websites. On September 2, 2021, the NRTA issued the Circular of the General Office of the National Radio and Television Administration on Further Strengthening the Management of Cultural Programs and Their Personnel or the Notice 267, pursuant to which online audio-video platforms shall not broadcast idol training shows, as well as variety entertainment and reality shows participated by celebrities’ children. The Notice 267 also requires platforms to strictly control voting in the talent shows and not to use in programs actors and guests who have violated laws or have conducted unethical behaviors. Beijing iQIYI has obtained the Internet Audio-video Program Transmission License which will remain effective until October 23, 2024, covering certain audio-video program services as provided in Category II and Category III, and Shanghai Zhong Yuan has obtained the Internet Audio-video Program Transmission License which will remain effective until March 23, 2023, covering certain audio-video program services as provided in Category II, Category III and Category IV.

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

Regulations on Mobile Internet Applications Information Services

In addition to the Telecom Regulations and other regulations above, mobile internet applications, or the Apps, are further regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the CAC and became effective on August 1, 2022. The APP Provisions sets forth the relevant requirements on the App information service providers and the App Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local App information respectively.

App providers shall strictly fulfill their responsibilities of information security management, and perform the following duties: (i) in accordance with the principles of “real name at background, any name at foreground,” verify identities with the registered users through mobile phone numbers etc.; (ii) establish and improve the mechanism for user information security protection, follow the principles of “legality, appropriateness and necessity” in collection and use of personal information, expressly state the purpose, methods and scope of information collection, and obtain the users’ consent; (iii) establish and improve the verification and management mechanism for the information content; adopt proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts, for releasing illegal information content, as appropriate; keep records and report to the competent department; (iv) according to the law, protect and safeguard users’ “rights to know and rights to choose” during installation or use; do not turn on the functions of collecting geographic location, reading address books, or using cameras or recordings, without express statement to the users and the consent of the users; do not turn on functions irrelevant to the services; do not tie up and install irrelevant Apps; (v) respect and protect intellectual property rights; do not produce or release Apps which violate others’ intellectual property rights; and (vi) keep records of user log information for 60 days.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 31, 2018. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Both Beijing iQIYI and Shanghai Zhong Yuan have obtained the Radio and Television Program Production and Operation Permit for their respective businesses

Regulations on Online Culture Activities

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

Regulations on Online Games
Regulatory Authorities, Online Game Publications and Online Game Operations

On September 28, 2009, the General Administration of Press and Publication, or the GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the Circular 13. The Circular 13 states that foreign investors are not permitted to invest in online game operating businesses in mainland China via wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If our contractual arrangements were deemed under the Circular 13 to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our contractual arrangements might be challenged by the NPPA. We are not aware of any online game companies which use the same or similar contractual arrangements having been challenged by the GAPP, the SAPPRFT or the NPPA as using those contractual arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the Circular 13 became effective. However, it is unclear whether and how the Circular 13 might be interpreted or implemented in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Protection of Minors

In April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Anti-Addiction

Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system, in accordance with the Anti-Addiction Notice. Since then, the governmental authorities have issued rules to restrict playtime of minors. On August 30, 2021, the NPPA promulgated the Notice on Further Strengthening Regulation to Effectively Prevent Online Gaming Addictions among Minors, according to which all online game companies can only provide one hour of online game services to minors between 8p.m. and 9p.m. on Fridays, Saturdays, Sundays and legal holidays, and are not allowed to provide online game services in any form to minors in any other time.

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

According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, as well as the Negative List, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in mainland China. An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecom Regulations and the Catalog.

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

Regulations on Internet Information Security, Censorship and Privacy Protection

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and amended them on August 27, 2009 that may subject persons to criminal liabilities in mainland China for any attempt to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which was amended in 2011 and prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

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

The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

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

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within mainland China. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

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

Regulations on Internet News Information Services

The Provisional Regulations for the Administration of Website Operation of News Publications, which was jointly issued by the State Council Information Office of the PRC, or the SCIO, and MII on November 6, 2000, stipulates that websites of non-news organizations shall not publish news items produced by themselves, and that their websites shall be approved by SCIO after securing permission from SCIO at the provincial level. On June 1, 2017, the Provisions for the Administration of Internet News Information

Services and the Implementing Rules for the Administration of the Licensing for Internet News Information Services, promulgated by the CAC, came into effect, which superseded the previous regulations. According to the revised provisions, to provide internet news information services to the public via internet websites, applications, forums, blogs, micro-blogs, public accounts, instant communication tools and online live-stream, providers must obtain an Internet News Information Service License, issued by the CAC or a local cyberspace administrative office. In addition, the regulations prohibit organizations from establishing foreign, partially or wholly-owned, entities that invest or operate internet-based news information services. The CAC and the local cyberspace administrative offices are responsible for the supervision, management and inspection of internet-based news information services. If any entity or individual provides internet news information services without licenses, the PRC regulatory authorities may suspend the services and impose a fine from RMB10,000 to RMB30,000.

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

As of December 31, 2022, we had applied for approximately 9,080 patents in mainland China, among which 5,866 have been registered.

Trademark

Trademarks are protected by the Trademark Law of the PRC (Revised in 2019) which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the SAMR handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. As of

December 31, 2022, we had applied for registration of 6,022 trademarks with the Trademark Office of the SAMR, among which 5,077 have been registered.

Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. As of December 31, 2022, we had registered 159 domain names in mainland China.

Regulations on Foreign Exchange
General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside mainland China for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within mainland China must be made in Renminbi. Unless otherwise approved, mainland China companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

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

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in mainland China may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in mainland China.

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

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Notice 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Notice 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Based on SAFE Circular No.13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to their mainland China subsidiaries

A loan made by foreign investors as shareholders in a foreign invested enterprise is considered to be foreign debt in mainland China and is regulated by various laws and regulations, including the PRC Foreign Currency Exchange Administration Rules, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation on Statistical Monitoring of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a mainland China entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

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

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries.

Offshore Investment

Under the Circular of the SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular No. 37, issued by the SAFE and effective on July 4, 2014, mainland China residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by mainland China residents for offshore equity financing of the enterprise assets or interests they hold in mainland China. An amendment to registration or subsequent filing with the local SAFE branch by such mainland China resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular No. 37, which became effective on July 4, 2014 as an attachment of Circular No. 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular No. 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant mainland China residents to penalties under PRC foreign exchange administration regulations.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating to the dividend distribution of dividends by foreign-invested enterprises in mainland China include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Foreign Investment Law and the Implementation Regulations. Under the current regulatory regime in mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A mainland China company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A mainland China company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

As of December 31, 2022, all of our wholly foreign-owned subsidiaries, including but not limited to Beijing QIYI Century, iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd., were in an accumulated loss position, all of which have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation
Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises that are established in mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within mainland China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but who have established institutions or premises in mainland China or income generated from inside mainland China. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if their permanent establishment or premises in mainland China have no actual relationship to the relevant income derived in mainland China, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside mainland China.

Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. The Notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively.

As of the date of this annual report, our mainland China subsidiaries and the variable interest entities are generally subject to 3%, 6%, 9% or 13% VAT rate.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-mainland China resident enterprise investors which do not have an establishment or place of business in mainland China, or which have an establishment or place of business that is not effectively connected with the relevant income, to the extent such dividends are derived from sources within mainland China.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and will take effect on April 1, 2018, when determining the applicant’s status as a “beneficial owner” with respect to the tax treatment of dividends, interest or royalties under certain tax treaties, several factors, including whether the applicant is obligated to pay more than 50% of his or her income over a twelve-month period to residents of a third country or region, whether the business operated by the applicant constitutes actual business activities; and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax or levies tax at an extremely low rate, will be taken into account and be analyzed according to the actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her “beneficial owner” status shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by a non-mainland China resident enterprise, may be recharacterized and treated as a direct transfer of mainland China taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from mainland China taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investments in mainland China, or whether its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries that directly or indirectly hold mainland China taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended on June 15, 2018. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July

1, 2011 and amended in 2018, employers are required to provide their employees in mainland China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are mainland China citizens or non-mainland China citizens residing in mainland China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a mainland China subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to mainland China individual income tax. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the mainland China subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by mainland China companies or individuals, or mainland China Citizens, intends to acquire equity interests or assets of any other mainland China domestic company affiliated with the mainland China Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the mainland China Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Furthermore, on February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which will become effective on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in the PRC. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, or the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures will become effective, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions.

C.
Organizational Structure

The following diagram illustrates our current corporate structure, which include our significant subsidiaries and the variable interest entities as of the date of this annual report:

iQIYI, Inc.
(Cayman Islands)
100%
iQIYI HK Limited
(HK)
Offshore
Onshore
100%
Beijing iQIYI Interactive Technology Co., Ltd.
100%
Beijing iQIYI Century Science & Technology Co., Ltd.
(WFOE)
Shanghai iQIYI Culture Media Co., Ltd.(1)
Beijing iQIYI Science & Technology Co., Ltd.(2)
Shanghai Zhong Yuan Network Co., Ltd.(3)
50%
50%
Hainan iQIYI Culture Media Co., Ltd.

For details of contractual arrangements, see “—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”
Equity interest.

Notes

(1)
The shareholders of Shanghai iQIYI are Dr. Yu Gong and Mr. Xiaohua Geng, our senior vice president, each holding 50% of equity interest.
(2)
The shareholder of Beijing iQIYI is Mr. Xiaohua Geng, holding 100% of equity interest.
(3)
The shareholder of Shanghai Zhong Yuan is Dr. Yu Gong, holding 100% of equity interest.

Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value -added telecommunication services, internet audio-video program services and certain other businesses. We are an exempted company with limited liability incorporated in the Cayman Islands. Beijing QIYI Century, our mainland China subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in mainland China through Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan, the variable interest entities in mainland China, and their subsidiaries, based on a series of contractual arrangements by and among Beijing QIYI Century, the variable interest entities and their shareholders.

Such contractual arrangements enable us to impose control over activities that most significantly affect the economic performance of the variable interest entities, receive economic benefits of and absorb losses that potentially could be significant to the variable interest entities, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the variable interest entities in mainland China and hence consolidate their financial results as our variable interest entities.

The following is a summary of the currently effective contractual arrangements among Beijing QIYI Century, Beijing iQIYI, Beijing iQIYI’s shareholder and iQIYI, Inc.

Loan Agreement

Pursuant to the amended and restated loan agreement dated January 30, 2013 between Beijing QIYI Century and Mr. Xiaohua Geng, the sole shareholder of Beijing iQIYI, Beijing QIYI Century made loans in an aggregate amount of RMB27 million to Mr. Geng for the acquisition and capitalization of Beijing iQIYI. Pursuant to the amended and restated loan agreement, Mr. Geng can only repay the loans by the sale of all his equity interest in Beijing iQIYI to iQIYI, Inc. insofar as permitted under PRC law and pay all of the proceeds from sale of such equity interests to iQIYI, Inc. In the event that Mr. Geng sells his equity interests in Beijing iQIYI to iQIYI, Inc. with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing QIYI Century as the loan interest to or cost for capital occupancy to the extent allowed under PRC law. The initial loan maturity date is June 23, 2021 unless otherwise decided by Beijing QIYI Century, and can be extended upon the written notification from Beijing QIYI Century. On December 21, 2020, Beijing QIYI Century executed a confirmation letter to extend the term of the loan agreement to June 23, 2031.

Share Pledge Agreement

Pursuant to the amended and restated share pledge agreement dated January 30, 2013, Mr. Xiaohua Geng has pledged all of his equity interest in Beijing iQIYI to guarantee his and Beijing iQIYI’s performance of his obligations under, where applicable, the amended and restated exclusive technology consulting and services agreement and the amended and restated loan agreement. If Beijing iQIYI or Mr. Geng breach their contractual obligations under these agreements, Beijing QIYI Century, as pledgee, will have the right to dispose of the pledged equity interests. Mr. Geng agrees that, during the term of the share pledge agreements, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and he also agrees that Beijing QIYI Century’s rights relating to the equity pledge should not be prejudiced by the legal actions of Mr. Geng, his successor or his assignee. During the term of the amended and restated share pledge agreement, Beijing QIYI Century has the right to receive all of the dividends and profits distributed on the pledged equity. The amended and restated share pledge agreement will terminate on the date when Beijing iQIYI and Mr. Geng have completed all their obligations under the amended and restated exclusive technology consulting and services agreement and the amended and restated loan agreement unless otherwise unilaterally terminated by Beijing QIYI Century.

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

Commitment Letter

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as an entity of which the financial statements are consolidated by iQIYI, Inc. and Beijing QIYI Century under U.S. GAAP and the relevant contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws. Such financial support shall be forgiven by iQIYI, Inc. and Beijing QIYI Century. As of December 31, 2022, iQIYI has provided RMB785.8 million (US$113.9 million) in financial support to Beijing iQIYI under this commitment letter, all of which has been forgiven.

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

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century has the sole and exclusive right to provide specified technology consulting and services to Beijing iQIYI. Beijing iQIYI agrees to accept such services and, without the prior written consent of Beijing QIYI Century, may not accept the same or similar technology consulting and services provided by any third-party during the term of the agreement. Beijing iQIYI agrees to pay specified service fees to Beijing QIYI Century on a quarterly basis. Beijing QIYI Century has the right to adjust the calculation basis and payment method through written confirmation, without the prior consent of Beijing iQIYI. All the benefits and interests generated from the agreement, including but not limited to software copyrights, intellectual property rights, know-how and trade secrets, will be Beijing QIYI Century’s sole and exclusive rights. The initial term of the exclusive technology consulting and services agreement is ten years and can be renewed at the discretion of Beijing QIYI Century.

On December 21, 2020, Beijing QIYI Century executed a confirmation letter to extend the term of the exclusive technology consulting and services agreement to November 23, 2031.

Trademark License Agreement

Pursuant to the trademark license agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century grants Beijing iQIYI trademark licenses to use the trademarks held by Beijing QIYI Century in specified areas. Beijing QIYI Century may not grant trademark licenses to third parties. Beijing iQIYI agrees to pay specified usage fees to Beijing QIYI Century. The initial term of this trademark license agreement is five years and is afterwards automatically renewed for one additional year each year, unless terminated by Beijing QIYI Century by written notice.

Software Usage License Agreement

Pursuant to the software usage license agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century grants Beijing iQIYI non-exclusive rights to use specified software in mainland China. Beijing iQIYI agrees not to sublicense such software usage rights, and agrees to pay specified usage fees to Beijing QIYI Century. The initial term of this software usage license agreement is five years and can be renewed at the discretion of Beijing QIYI Century. On December 2, 2016, Beijing QIYI Century executed a confirmation letter to extend the term of the software usage license agreement for five years. On December 21, 2020, Beijing QIYI Century executed another confirmation letter to extend the term of the software usage license agreement to December 1, 2031.

Power of Attorney

On January 30, 2013, Beijing QIYI Century granted iQIYI, Inc. irrevocable power of attorney under the amended and restated shareholder voting rights trust agreement. Pursuant to the irrevocable power of attorney, iQIYI, Inc. may exercise all shareholder rights during the term of the amended and restated shareholder voting rights trust agreement and may transfer such rights to a designated third-party without written notice to Beijing QIYI Century.

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

The contractual arrangements by and among iQIYI, Inc., Beijing QIYI Century, Shanghai iQIYI, and the shareholders of Shanghai iQIYI, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, commitment letter, shareholder voting rights trust agreement, spousal consent letter and exclusive technology consulting and services agreement, are substantially the same as the corresponding contractual arrangements discussed above. The relevant loan agreements, exclusive purchase option agreement, business operation agreement and exclusive technology consulting and services agreement were extended by Beijing QIYI Century and iQIYI, Inc. before their respective expiration dates to October 25, 2033, and can be further renewed at the discretion of Beijing QIYI Century and iQIYI, Inc..

The contractual arrangements by and among iQIYI, Inc., Beijing QIYI Century, Shanghai Zhong Yuan, and the shareholder of Shanghai Zhong Yuan, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, commitment letter, shareholder voting rights trust agreement, spousal consent letter and exclusive technology consulting and services agreement, are substantially the same as the corresponding contractual arrangements discussed above. The relevant loan agreement, exclusive purchase option agreement, business operation agreement and exclusive technology consulting and services agreement were extended by Beijing QIYI Century and iQIYI, Inc. before their respective expiration dates to January 14, 2034, and can be further renewed at the discretion of Beijing QIYI Century and iQIYI, Inc.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

•
the ownership structure of the variable interest entities and our wholly-foreign owned subsidiaries are in compliance with PRC laws or regulations currently in effect; and

•
the contractual arrangements among our wholly-foreign owned subsidiaries, variable interest entities and their respective shareholder(s), either individually or taken as a whole, are valid and legally binding upon each party to such arrangement and are enforceable against each party thereto in accordance with their terms, and do not contravene any PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our internet video streaming business and related business do not comply with PRC government restrictions on foreign investment in internet video streaming and related businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.
Property, Plants and Equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 28,219 square meters. We own office premises of approximately 17,570 square meters in Shanghai and land of approximately 506,722 square meters in Zhejiang Province. We also lease offices in Shanghai, Chongqing and various other cities, with an aggregate area of approximately 26,437 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases, and we plan to renew most of these leases when they expire:

Leased properties	Term	Area (square meters)
Beijing	1, 3, 4 and 6 years	28,219
Shanghai	1, 3 and 20 years	2,920
Chongqing	2 years	6,760
Others	1, 2, 3, 4, 5 and 10 years	16,757
Total		54,656

Our main IT infrastructure include internet data centers (IDC) and content delivery networks (CDN). We lease IDC facilities from China Telecom, China Unicom and China Mobile. Our bandwidth provider includes self-built CDN, cooperating bandwidth, commercial CDN and Internet Exchange.

iTEM 4A. UNRESOLVED STAFF COMMENTS

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

A.
Operating Results
Overview

We have developed multiple monetization methods to capture entertainment market opportunities in mainland China. We generate revenues through (i) membership services, (ii) online advertising services, (iii) content distribution, and (iv) others.

Selected Income Statement Items
Total Revenues

We derive our revenues from (i) membership services, (ii) online advertising services, (iii) content distribution and (iv) others. The following table presents our revenue lines and as percentages of our total revenues for the periods presented.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	16,491,030	55.5	16,713,664	54.7	17,710,830	2,567,829	61.1
Online advertising services	6,822,115	23.0	7,066,751	23.1	5,331,697	773,023	18.4
Content distribution	2,660,074	9.0	2,855,602	9.3	2,469,771	358,083	8.5
Others	3,733,996	12.5	3,918,342	12.9	3,485,250	505,314	12.0
Total revenues	29,707,215	100.0	30,554,359	100.0	28,997,548	4,204,249	100.0
Membership services

We offer membership packages primarily to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, and (iii) merchandise selection and privilege. We also offer a broader selection of paid services with innovative privileges. We generate a small portion of our membership services revenue from on-demand content purchase by our users and the sale of the right to membership services through the cooperation with other parties, where we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer. Our users’ willingness to pay continued to increase along with our efforts in premium content production. In November 2020, we increased the pricing of our monthly, quarterly and annual membership packages on non-iOS channels to the same level of iOS channels. In December 2021 and December 2022, we further increased the pricing of certain membership packages.

Online advertising services

Our advertising revenues are recognized net of advertising agency rebates in 2020, 2021 and 2022. Most of our online advertising services are in the form of brand advertising.

Content distribution

We distribute video content by sub-licensing such content to other third-party internet video streaming platforms, and as consideration, receive either cash or the right to broadcast certain licensed content from such platforms on our platform. We also distribute selected content to regions outside of mainland China and/or to TV stations in mainland China.

Others

We generate revenues from various other channels, such as online games, and talent agency business. We generate revenues from online games both by distributing third-party online games and sharing revenues with them, and offering our self-developed online games. We launched several new self-developed and licensed games following the acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially self-developed games that fully leverage the IP value in our content. We generate revenues from talent agency services, primarily from celebrity endorsement contracts for the artists we represent. In addition, we generate revenues from IP licensing, online literature and other business lines. We also generate revenue from other licensing, granting rights to certain customers to re-create short-form videos for selected content assets from our existing content library over a fixed license period.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of revenues, (ii) selling, general and administrative expenses and (iii) research and development expenses.

Cost of revenues. Our cost of revenues mainly consists of content costs and others. Content costs mainly consist of costs for original content, which includes amortization and impairment of capitalized produced content and expenses recorded when production costs exceed the total revenues to be earned; licensed content, which includes amortization and impairment of licensed copyrights; and revenue sharing cost for content uploaded by partners and cost incurred for live streaming hosts. We expect that our cost of revenues as a percentage of total revenues will continue to improve going forward benefiting from the improvement in operating efficiency, the content production infrastructure we have developed, and the better supply and demand dynamics.

Selling, general and administrative expenses. Our selling expenses primarily consist of promotional and marketing expenses and compensation for our sales and marketing personnel. We expect our selling and marketing expenses as a percentage of total revenues to modestly increase in the foreseeable future to achieve high-quality growth.

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

Taxation

We had income tax expense of RMB23.3 million, RMB96.5 million and RMB84.0 million (US$12.2 million) in 2020, 2021 and 2022, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong, Singapore and mainland China.

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

Mainland China

Generally, our mainland China subsidiaries, the variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under mainland China tax laws and accounting standards.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a High and New Technology Enterprise, or HNTE. A HNTE certificate is normally effective for a period of three years. Certain of our mainland China subsidiaries and variable interest entities including Beijing QIYI Century, Shanghai Zhong Yuan, Beijing iQIYI and Skymoons Interactive are qualified as HNTEs. The related tax holiday under such HNTE certificates of our entities will expire in 2024 and 2025.

Our mainland China subsidiaries, the variable interest entities and their subsidiaries are subject to VAT at a rate of 3%, 6%, 9% or 13% on the services we provide and related surcharges.

If our holding company in the Cayman Islands or our subsidiary outside of mainland China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in mainland China. Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China.

The spread of the disease and the preventive actions taken dampened content production and title release in the entire online entertainment industry. This caused an undersupply of content, especially cinema movies, throughout 2020, 2021 and 2022. For example, our subscribing member base witnessed fluctuation: the number of subscribing members increased during the first half of 2020 driven by the increased demand for entertainment during the period resulting from the temporary office closure and quarantine and social distancing measures, while the same witnessed decline at the end of 2020 as compared with 2019 due to the weakened supply of content, particularly of movies.

Our revenue from membership services slightly increased by 6.0% in 2022 as compared with 2021. In 2022, our online advertising services revenue was RMB5,331.7 million (US$733.0 million), representing a 24.6% decrease from RMB7,066.8 million in 2021, primarily due to the challenging macroeconomic environment, pandemic resurgence, and fewer number of variety shows launched.

China began to modify its zero-COVID policy at the end of 2022, and most of the quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to health epidemics and other outbreaks, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

As of December 31, 2022, we had RMB7,097.9 million (US$1,029.1 million), RMB13.6 million (US$2.0 million), RMB818.3 million (US$118.6 million) and RMB750.0 million (US$108.7 million) in cash and cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets, respectively. For more details about the composition of our cash and cash equivalents, restricted cash and short-term investments, please see “—B. Liquidity and Capital Resources.”

Results of Operations

Despite the lack of equity ownership, our Cayman Island holding company is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their subsidiaries as required by ASC topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with

U.S. GAAP. The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our total revenues for the years presented.

	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	16,491,030	55.5	16,713,664	54.7	17,710,830	2,567,829	61.1
Online advertising services	6,822,115	23.0	7,066,751	23.1	5,331,697	773,023	18.4
Content distribution	2,660,074	9.0	2,855,602	9.3	2,469,771	358,083	8.5
Others	3,733,996	12.5	3,918,342	12.9	3,485,250	505,314	12.0
Total revenues	29,707,215	100.0	30,554,359	100.0	28,997,548	4,204,249	100.0
Operating costs and expenses:
Cost of revenues(1)	(27,884,395)	(93.9)	(27,513,497)	(90.0)	(22,319,315)	(3,235,996)	(77.0)
Selling, general and administrative(1)	(5,187,835)	(17.5)	(4,725,142)	(15.5)	(3,466,579)	(502,607)	(12.0)
Research and development(1)	(2,675,494)	(9.0)	(2,794,927)	(9.1)	(1,899,233)	(275,363)	(6.5)
Total operating costs and expenses	(35,747,724)	(120.4)	(35,033,566)	(114.6)	(27,685,127)	(4,013,966)	(95.5)
Operating (loss)/income	(6,040,509)	(20.4)	(4,479,207)	(14.6)	1,312,421	190,283	4.5
Total other expenses, net	(943,368)	(3.2)	(1,532,781)	(5.0)	(1,346,197)	(195,180)	(4.6)
Loss before income taxes	(6,983,877)	(23.6)	(6,011,988)	(19.6)	(33,776)	(4,897)	(0.1)
Income tax expenses	(23,276)	(0.1)	(96,545)	(0.3)	(84,000)	(12,179)	(0.3)
Net loss	(7,007,153)	(23.7)	(6,108,533)	(19.9)	(117,776)	(17,076)	(0.4)

Note:

(1)
Share-based compensation expense was allocated as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	201,970	173,263	147,045	21,320
Selling, general and administrative	851,416	718,377	425,209	61,650
Research and development	316,709	327,523	239,187	34,679
Total	1,370,095	1,219,163	811,441	117,649
Year Ended December 31, 2022 Compared with Year Ended December 31, 2021
Revenues

Our revenues decreased by 5.1% from RMB30,554.4 million in 2021 to RMB28,997.5 million (US$4,204.2 million) in 2022.

Membership services. Our membership services revenue increased by 6.0% from RMB16,713.7 million in 2021 to RMB17,710.8 million (US$2,567.8 million) in 2022, primarily because we launched a variety of premium content that elevated user experiences in 2022 and continued to refine operations to improve our monetization capabilities. The average daily number of total subscribing members in 2022 was 103.1 million, as compared to 101.6 million in 2021. The average daily number of subscribing members excluding individuals with trial memberships was 102.4 million in 2022, as compared to 100.7 million in 2021. In addition, monthly ARM in 2022 increased by 4.4% to RMB14.31, as compared to RMB13.71 in 2021. We track the number of average daily subscribing members and monthly ARM as key indicators for membership revenue growth, and have been cultivating users’ willingness to pay. We are dedicated to providing more premium content through diversified approaches, as we did in the past by launching theme-based drama theaters, members only content and the PVOD mode, to expand our subscribing member base, nurture members’ willingness to pay and diversify our routes to membership monetization to drive membership services revenue.

Online advertising services. Our online advertising services revenue decreased by 24.6% from RMB7,066.8 million in 2021 to RMB5,331.7 million (US$773.0 million) in 2022, as a result of the challenging macroeconomic environment, pandemic resurgence, and fewer number of variety shows launched. Average brand advertising revenue per brand advertiser decreased by 21.4% from RMB4.9 million in 2021 to RMB3.8 million (US$0.6 million) in 2022. We track the average brand advertising revenue per brand advertiser as a key indicator to evaluate our advertising services business and adapt our sales strategy, advertisement solutions and content scheduling accordingly.

Content distribution. Our content distribution revenue decreased by 13.5% from RMB2,855.6 million in 2021 to RMB2,469.8 million (US$358.1 million) in 2022, primarily attributable to the decrease in barter transactions during the year.

Others. Other revenues decreased by 11.1% from RMB3,918.3 million in 2021 to RMB3,485.3 million (US$505.3 million) in 2022, primarily due to the performance deterioration in various business lines and the adjustment in business operation model of certain business line, partially offset by the revenue derived from third-party cooperation.

Cost of revenues

Our cost of revenues decreased by 18.9% from RMB27,513.5 million in 2021 to RMB22,319.3 million (US$3,236.0 million) in 2022, primarily due to the decrease of content cost.

Content cost. Content cost decreased by 20.3% from RMB20,744.8 million in 2021 to RMB16,533.8 million (US$2,397.2 million) in 2022. The decrease in content cost resulted from our strategy of prioritizing the production of high-quality original content, fewer number of variety shows launched, and improvement in operating efficiency.

Gross profit

As a result of the foregoing, we recorded gross profit of RMB3,040.9 million and RMB6,678.2 million (US$968.3 million) in 2021 and 2022, respectively. Our gross profit as a percentage of total revenues improved from 10.0% in 2021 to 23.0% in 2022, which was primarily attributed to the increase in the membership services revenue and the decrease in our content cost.

Selling, general and administrative expenses

Selling expenses decreased by 27.3% from RMB3,660.3 million in 2021 to RMB2,662.0 million (US$386.0 million) in 2022, primarily due to disciplined marketing spending and decline in personnel compensation expenses. Our sales and marketing personnel compensation expenses decreased by 32.0% from RMB1,057.0 million in 2021 to RMB718.5 million (US$104.2 million) in 2022 primarily due to decreased employee headcount. Our marketing and promotional expenses decreased by 24.1% from RMB2,383.3 million in 2021 to RMB1,809.1 million (US$262.3 million) in 2022 as we decreased our games, contents and brand promotional spending.

General and administrative expenses decreased by 24.4% from RMB1,064.8 million in 2021 to RMB804.6 million (US$116.7 million) in 2022, primarily due to decreases in personnel compensation expenses. Our general and administrative personnel compensation expenses decreased by 37.5% from RMB775.5 million in 2021 to RMB484.4 million (US$70.2 million) in 2022, primarily due to decreased share-based compensation expenses.

Research and development expenses

Our research and development expenses decreased by 32.0% from RMB2,794.9 million in 2021 to RMB1,899.2 million (US$275.4 million) in 2022, which was primarily due to a decrease in personnel-related compensation expenses.

Income tax expense

In 2022, RMB84.0 million (US$12.2 million) of income tax expense was recognized, which resulted from RMB53.9 million (US$7.8 million) current year income tax and RMB30.1 million (US4.4 million) deferred income tax expense. In comparison, in 2021, RMB96.5 million income tax expense was recognized, which resulted from RMB78.0 million current year income tax and RMB18.5 million deferred income tax expense.

Net loss

As a result of the foregoing, we had net losses of RMB6,108.5 million and RMB117.8 million (US$17.1 million) in 2021 and 2022, respectively. For specific factors that may constrain our ability to reverse our net loss, see “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and may continue to incur losses in the future.”

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, see “Item 5.A. Operating and Financial Review and Prospects—A. Operating Results—Results of Operation—Year Ended December 31, 2021 Compared with Year Ended December 31, 2020” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022.

Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in mainland China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.
Liquidity and Capital Resources

As of December 31, 2022, we had RMB7,097.9 million (US$1,029.1 million) and RMB13.6 million (US$2.0 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our restricted cash mainly represents restricted deposits used as collateral against short-term loans and certain lawsuits. As of December 31, 2022, we had RMB818.3 million (US$118.6 million) in short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions. Our total current liabilities were RMB28.1 billion (US$4.1 billion) as of December 31, 2022, which primarily included RMB8,305.4 million (US$1,204.2 million) in convertible senior notes, current portion, RMB5,993.4 million (US$869.0 million) in accounts and notes payable, RMB4,232.1 million (US$613.6 million) in customer advances and deferred revenue, and RMB3,347.6 million (US$485.4 million) in short-term loans. As of December 31, 2022, we had unused credit lines of RMB1.6 billion (US$0.2 billion) and a working capital deficit of RMB14.3 billion (US$2.1 billion).

We recorded net loss of RMB117.8 million (US$17.1 million) in 2022. We had not been profitable in the past financial years since our inception and we had only been able to generate positive net cash flows in some of the financial years, in which case the positive net cash flows were mainly attributable to the net proceeds we received in our initial public offering, our convertible notes offerings and our ADSs offering. Accounts and notes payable amounted to RMB8,896.5 million and RMB5,993.4 million (US$869.0 million) as of December 31, 2021 and 2022, respectively. A substantial majority of our accounts and notes payable are due to content providers. The decrease in accounts and notes payable in 2022 was primarily due to a decrease in content acquisition related payables. To finance our operations, we have incurred a significant amount of indebtedness and other liabilities in relation to our convertible senior notes and other financing arrangements. We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our indebtedness when our payments become due.

As disclosed in our consolidated financial statements as of December 31, 2021, there was substantial doubt regarding our ability to continue as a going concern as we did not have sufficient funds to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023 without securing additional financing. We have implemented plans and improved our financial position by reducing discretionary capital expenditures and operational expenses and raising additional financing. In March 2022, we issued ordinary shares for a total cash purchase price of US$285 million in a private placement transaction. In December 2022, we issued US$500 million convertible senior notes for cash. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. In January 2023, we completed a registered follow-on public offering and received net proceeds of US$500 million in aggregate. In March 2023, we completed an offering of US$600 million in aggregate principal amount of 2028 Notes. Concurrently with and shortly after the offering of the 2028 Notes, we entered into separate individually and privately negotiated agreements with certain holders of the 2026 Notes to repurchase US$340 million principal amount of such notes for cash. We generated positive operating cash flow in the second, third and fourth quarters of 2022. As a result of the cash generated from operations, coupled with the Plans and fund raised from the above actions, the substantial doubt regarding our ability to continue as a going concern has been resolved as of the date of this annual report. We intend to further strengthen our financial position and generate cash from our operations by continuing to focus on improving operational efficiency.

Historically, we have issued convertible senior notes, which are senior, unsecured obligations of our company. Upon the occurrence of an event of default, the trustee or the holders of at least 25% in aggregate principal amount of our convertible senior notes may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. Furthermore, upon the occurrence of a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount and accrued and unpaid interests. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of the notes. The accompanying consolidated financial statements included elsewhere in this annual report on Form 20-F have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Our current cash and cash equivalents, restricted cash, short-term investments and proceeds and lines of credit/financing available to us and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We prudently manage our working capital to support our business and operations. We have been exploring and executing plans to reduce discretionary capital expenditures and operational expenses and secure additional financing, including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities, issuance of asset-backed debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital market transactions.

We have conducted the below debt and equity financing activities since our initial public offering:

•
In December 2018, we completed an offering of US$750 million in aggregate principal amount of 3.75% convertible senior notes due 2023, or the 2023 Notes. In connection with the 2023 Notes, we also entered into capped call transactions. The holders of the 2023 Notes may require us to repurchase all or a portion of their notes for cash on December 1, 2021 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In November 2021, we completed the repurchase relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate purchase price of these 2023 Notes was US$746.8 million. As of December 31, 2022, RMB22.1 million (US$3.2 million) of the net carrying amount of the 2023 Notes was included in the current liabilities.
•
In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of 2.00% convertible senior notes due 2025, or the 2025 Notes. In connection with the 2025 Notes, we also entered into capped call transactions. In February, 2023, we notified holders of the 2025 Notes that each holder has the right to, between March 3, 2023 and March 30, 2023, require us to repurchase for cash all or part of their 2025 Notes on April 1, 2023 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

•
In December 2020, we completed the offering of the US$800 million in aggregate principal amount of 4.00% convertible senior notes due 2026, or the 2026 Notes, and 40,000,000 ADSs at the price of US$17.50 per ADS. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes and their option in part to purchase 4,594,756 additional ADSs at the price of US$17.50 per ADS, which transaction was closed on January 8, 2021. The holders of the 2026 Notes have the right to require us to repurchase for cash all or part of their notes on August 1, 2024 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
•
In March 2022, we entered into subscription agreements with Baidu and a consortium of financial investors that include Oasis Management Company Ltd., pursuant to which these parties purchased from us, through a private placement, a total of 164,705,882 newly issued Class B ordinary shares and 304,705,874 newly issued Class A ordinary shares of our company, for a total purchase price of US$285 million in cash. In accordance with the subscription agreements, Baidu subscribed for Class B ordinary shares, and the financial investors subscribed for Class A ordinary shares.
•
In December 2022, we issued an aggregate amount of US$500 million convertible notes due January 2028, or the PAG Notes, to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes bear an interest rate of 6% per annum and will mature on the fifth anniversary of the issuance date. Holders of the PAG Notes have the right to require us to repurchase or repay for cash all or part of their notes, at a price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively.
•
In January 2023, we completed a registered follow-on public offering of 76,500,000 ADSs at a public offering price of US$5.90 per ADS. The underwriters exercised their option to purchase 9,975,000 additional ADSs at the price of US$5.90 per ADS in January 2023. We received net proceeds of US$500.0 million from the follow-on offering, including the exercise of the underwriters’ option to purchase additional ADSs, after deducting the underwriters’ discounts and commissions.
•
In March 2023, we completed an offering of US$600 million in aggregate principal amount of 6.50% convertible senior notes due March 2028, or the 2028 Notes. Holders of the 2028 Notes may require us to repurchase all or a portion of their notes for cash on March 16, 2026 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

Under the terms of the indentures governing the 2023 Notes, 2025 Notes, 2026 Notes, PAG Notes and 2028 Notes, events of default include: (i) default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days; (ii) default in the payment of principal for the 2023 Notes, 2025 Notes, 2026 Notes and 2028 Notes when due and payable, or repurchase amount for the PAG Notes when due; (iii) failure by our company to comply with its obligation to convert the notes upon exercise of a holder’s conversion right for a period of five business days; (iv) failure by our company to issue a Fundamental Change Company Notice or a Make-Whole Fundamental Change as defined under the respective indenture or a specified corporate event when due for a period of five business days; (v) failure by our company to comply with its obligations relating to consolidation, merger, sale, conveyance and lease under article 11 of the respective indenture; (vi) failure by our company for 60 days after written notice from the trustee or by the trustee at the request of the holders of at least 25% in aggregate principal amount of the respective notes then outstanding has been received by our company to comply with any of our other agreements contained in the respective notes or the indenture; (vii) default by our company or any significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X, with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency) for the 2023 Notes, 2025 Notes, 2026 Notes or 2028 Notes or in excess of US$100 million (or an equivalent amount in foreign currency) for the PAG Notes, resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days; (viii) a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) for the 2023 Notes, 2025 Notes, 2026 Notes or 2028 Notes or the payment of US$100 million (or an equivalent amount in foreign currency) for the PAG Notes rendered against us or any of our significant subsidiaries; (ix) we or any of our significant subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief; and (x) for the 2023 Notes, 2025 Notes, 2026 Notes or PAG Notes, an involuntary case or other proceeding shall be commenced against our company or any significant subsidiary seeking liquidation, reorganization or other relief, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of our company; (ii) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of our company approving any plan or proposal for the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in our company being legally prohibited from operating substantially all of the business operations conducted by our subsidiaries in mainland China, our variable interest entities and subsidiaries of our variable interest entities or being unable to continue to derive the economic benefits from the business operations conducted by these entities.

Upon the occurrence of an event of default, the trustee or the holders of at least 25% in aggregate principal amount may declare, in the case of the 2023 Notes, 2025 Notes, 2026 Notes or 2028 Notes, the whole principal of, or, in the case of the PAG Notes, 120% or 130% of the principal amount thereof depending on the occurrence date, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. We may also be required to pay additional interests. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount, in the case of the 2023 Notes, 2025 Notes, 2026 Notes or 2028 Notes, or, in the case of the PAG Notes, 120% or 130% of the principal amount thereof depending on the when the fundamental change occurs, and accrued and unpaid interests. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2022, there was no such event of default or fundamental change.

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
•
In November 2019, July 2021 and November 2021, we entered into similar reverse factoring arrangements whereby our suppliers sold certain receivables due from us amounting to RMB587.0 million, RMB231.6 million and RMB633.9 million, respectively, to the financial institutions at a discount. The factored receivables were recorded as accounts payable in our consolidated balance sheets. The factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.1%, 5.5% and 4.5% for gross proceeds of RMB500.0 million, RMB200.0 million and RMB570.0 million, respectively. Concurrently, we also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the corresponding asset-back debt securities which matured in November 2021, July 2022 and November 2022, respectively. The borrowings have an effective interest rate of 5.97%, 8.40% and 8.26%, respectively.
•
In 2020, 2021 and 2022, we entered into structured payable arrangements with banks or other financial institutions, pursuant to which the suppliers’ receivables collection process was accelerated through selling their receivables from us to the banks or other financial institutions at a discount. We were legally obligated to pay the banks or other financial institutions in the amount totaling RMB395.9 million, RMB1,058.6 million and RMB1,497.4 million (US$217.1 million), respectively, which will mature within one year. As of December 31, 2022, the outstanding borrowings from the factoring arrangements was RMB754.6 million (US$109.4 million), which is repayable within one year.

In terms of business and operational initiatives, we will continue to (i) pursue diversified monetization models, including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, and online literature, (ii) work closely with our advertising customers and suppliers to optimize our payment terms, and (iii) strengthen our content production capabilities and improve production efficiency to enhance content quality, increase return on investment, and manage our cost and operating expenses, in particular content costs.

As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital or liquidity position or to generate or maintain positive net cash flows beyond the next 12 months. We have taken a series of measures to mitigate such risks, including stepping up efforts in accounts receivable collection as well as actively controlling spending through careful budget formulation, stringent budge implementation and payment arrangements with longer payment period. We are also exploring opportunities to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and commercial banks. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.” Despite our efforts to pursue our fund raising plans and business initiatives, the successful completion of these plans is dependent on factors outside of our control and there can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors such as intensified geopolitical conflicts and other adverse changes in macro-economic conditions may adversely impact our ability to secure additional financing.

As of December 31, 2022, 36.7% of our cash and cash equivalents, restricted cash and short-term investments were held in mainland China, while 30.6% of our cash and cash equivalents, restricted cash and short-term investments were held by the variable interest entities and their subsidiaries.

Although we consolidate the results of the variable interest entities and their subsidiaries, we only have access to the assets or earnings of the variable interest entities and their subsidiaries through our contractual arrangements with the variable interest entities and their shareholders.

See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding company structure.” We may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with business operations in mainland China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•
capital contributions to our mainland China subsidiaries must be registered with the SAMR or its local counterparts, and reported to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System; and
•
loans by us to our mainland China subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system. Any loan to be provided by us to our mainland China subsidiaries, variable interest entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” There is, in effect, no statutory limit on the amount of capital contribution that we can make to our mainland China subsidiaries. This is because there is no statutory limit on the amount of registered capital for our mainland China subsidiaries, and we are allowed to make capital contributions to our mainland China subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the mainland China subsidiaries complete the relevant filing and registration procedures. With respect to loans to the mainland China subsidiaries by us, (i) if the relevant mainland China subsidiaries determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our mainland China subsidiaries under this circumstance since we can increase the registered capital of our mainland China subsidiaries by making capital contributions to them, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant mainland China subsidiaries determine to adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant mainland China subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

Our mainland China subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-mainland China parent companies in the form of dividends. However, current PRC regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash used for operating activities	(5,411,071)	(5,951,847)	(70,569)	(10,232)
Net cash provided by investing activities	159,296	1,262,350	265,980	38,564
Net cash provided by/(used for) financing activities	9,373,906	(2,959,455)	4,468,863	647,925
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(91,293)	(216,696)	122,418	17,748
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,030,838	(7,865,648)	4,786,692	694,005
Cash, cash equivalents and restricted cash at the beginning of the year	6,909,674	10,940,512	3,074,864	445,813
Cash, cash equivalents and restricted cash at the end of the year	10,940,512	3,074,864	7,861,556	1,139,818

Net cash used for operating activities

Net cash used for operating activities decreased from RMB5,951.8 million in 2021 to RMB70.6 million (US$10.2 million) in 2022, primarily due to a decrease in net loss by RMB5,990.7 million from RMB6,108.5 million of net loss in 2021 to RMB117.8 million (US$17.1 million) of net loss in 2022, as adjusted by a decrease of non-cash items by RMB3,202.5 million from RMB17,742.9 million in 2021 to RMB14,540.4 million (US$2,108.2 million) in 2022 and a decrease of cash outflow from changes in operating assets and liabilities by RMB3,093.0 million from RMB17,586.2 million in 2021 to RMB14,493.2 million (US$2,101.3 million) in 2022. The decrease of cash outflow from changes in operating assets and liabilities was primarily due to decreased licensed copyrights and produced content, offset by increased accounts payable. The decrease in non-cash items was primarily due to decreases of amortization and impairment of licensed copyrights and produced content.

Net cash used for operating activities increased from RMB5,411.1 million in 2020 to RMB5,951.8 million in 2021, primary due to an increase of cash outflow for operating assets and liabilities by RMB972.9 million from RMB16,613.3 million in 2020 to RMB17,586.2 million in 2021 and a decrease of non-cash items by RMB466.5 million from RMB18,209.4 million in 2020 to RMB17,742.9 million in 2021, offset by a decrease in net loss by RMB898.7 million from RMB7,007.2 million in 2020 to RMB6,108.5 million in 2021. The increase of cash outflow for operating assets and liabilities was primarily due to increased licensed copyrights and produced content, offset by increased accounts payable. The decrease in non-cash items was primarily due to decreases of amortization and impairment of licensed copyrights, decreases of provision for credit loss, which was offset by increases of amortization and impairment of produced content, driven by business expansion to maintain our market leadership.

Net cash provided by investing activities

Net cash provided by investing activities decreased from RMB1,262.4 million in 2021 to RMB266.0 million (US$38.6 million) in 2022, primarily due to (i) decreased cash outflow from purchasing of debt securities by RMB15,515.6 million from RMB19,975.1 million in 2021 to RMB4,459.5 million (US$646.5 million) in 2022, (ii) decreased cash inflow from maturities of debt securities by RMB16,956.5 million from RMB21,987.1 million in 2021 to RMB5,030.6 million (US$729.4 million) in 2022, and (iii) decreased cash outflow from purchase of long-term investments by RMB308.1 million from RMB386.4 million in 2021 to RMB78.3 million (US$11.3 million) in 2022.

Net cash provided by investing activities increased from RMB159.3 million in 2020 to RMB1,262.4 million in 2021, primary due to (i) increased cash outflow from purchasing of debt securities by RMB4,794.4 million from RMB15,180.7 million in 2020 to RMB19,975.1 million in 2021, and (ii) increased cash inflow from maturities of debt securities by RMB5,352.8 million from RMB16,634.2 million in 2020 to RMB21,987.1 million in 2021, and (iii) decreased purchase of long-term investments by RMB664.4 million from RMB1,050.8 million in 2020 to RMB386.4 million in 2021.

Net cash provided by/(used for) financing activities

Net cash provided by financing activities increased from cash outflow of RMB2,959.5 million in 2021 to inflow of RMB4,468.9 million (US$647.9 million) in 2022, primarily due to (i) the increase in net cash inflow from issuance of convertible senior notes of RMB3,448.6 million (US$500.0 million) in 2022, (ii) the decrease in net cash outflow used for repayments of convertible senior notes, which was RMB4,751.0 million in 2021.

Net cash provided by financing activities decreased from cash inflow of RMB9,373.9 million in 2020 to cash outflow of RMB2,959.5 million in 2021, primarily due to (i) decreases of net cash inflow of issuance of convertible senior notes and follow-on offering by RMB8,475.1 million from RMB9,607.9 million in 2020 to RMB1,132.7 million in 2021, and (ii) increases of repayments of convertible senior notes, which was RMB4,751.0 million in 2021.

Material Cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent period primarily include our capital expenditures, long-term debt obligations, capital lease obligations, operating lease obligations, and purchase obligations.

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers. Our capital expenditures were RMB240.8 million, RMB261.5 million and RMB174.3 million (US$25.3 million) in the years ended December 31, 2020, 2021 and 2022, respectively.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2022.

	Payment due by period
	Total	2023	2024	2025	2026	2027 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	21,438,429	644,782	620,748	8,816,423	6,664,112	4,692,364
Capital Lease Obligations(2)	59,487	31,533	27,954	-	-	-
Operating Lease Obligations(3)	782,670	102,756	79,602	74,799	70,441	455,072
Purchase Obligations(4)	13,028,484	5,158,272	3,628,458	2,641,375	1,264,544	335,835
Total	35,309,070	5,937,343	4,356,762	11,532,597	7,999,097	5,483,271

Notes:

(2)
On December 4, 2018, we issued US$750 million convertible senior notes (the “2023 Notes”). The 2023 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change. In 2021, we redeemed US$746.8 million aggregate principal amount of the 2023 Notes as requested by the holders.

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

On December 30, 2022, we issued an aggregate amount of US$500 million convertible senior notes due January 2028, or the PAG Notes, to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes, secured by certain collateral arrangements, bear an interest rate of 6% per annum and will mature on the fifth anniversary of the issuance date. Holders of the PAG Notes have the right to require us to repurchase or repay for cash all or part of their notes, at a price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. They also have the right to require us to repurchase for cash all or part of their notes in the event of certain fundamental changes and events of defaults. For further information, please see “Loans Payable” under Note 13 and “Convertible Senior Notes” under Note 14 to our consolidated financial statements included elsewhere in this annual report.

(3)
Capital lease obligations represent our obligations for the finance leases of fixed assets.
(4)
Operating lease obligations represent our obligations for leasing office premises and internet data center facilities.
(5)
Purchase obligations represent our future minimum payments under non-cancelable agreements for licensed copyrights, produced content and property management fees.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital/operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2022.

Holding Company Structure

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the variable interest entities and their subsidiaries in mainland China. As a result, iQIYI, Inc.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the variable interest entities in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in mainland China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenue contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and the variable interest entities as of the dates and for the periods indicated:

	Total revenues(1)
	For the year ended December 31,
	2020	2021	2022
iQIYI, Inc. and its wholly-owned subsidiaries	7.7%	5.9%	7.6%
Variable interest entities	92.3%	94.1%	92.4%
Total	100.0%	100.0%	100.0%

Notes:

(6)
The percentages exclude the inter-company transactions and balances between iQIYI, Inc. and our wholly-owned subsidiaries and the variable interest entities.

	Total assets
	As of December 31,
	2020	2021	2022
iQIYI, Inc. and its wholly-owned subsidiaries	53.0%	35.7%	38.4%
Variable interest entities	47.0%	64.3%	61.6%
Total	100.0%	100.0%	100.0%

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

In addition to content recommendations catering to users’ interests, our advanced video, audio and AI technologies provide users with superior viewing experience in a cost-effective manner. We are one of a few streaming entertainment service providers in mainland China providing concurrent 4K/8K high-definition video quality, HDR (High Dynamic Range) imaging, Dolby Atmos® audio effect and immersive experience via 360 VR for live video streaming. We provide users with clear and smooth video play through adaptive coding technology. Our iQIYI VR app provides an immersive viewing experience via 360 VR. QiYu 4K VR HMD is one of the first 4K mobile VR devices in the world with 3D audio. Leveraging our big data analytics, features such as AI Radar and Watch Me Only support real-time recognition and search of information from video images, or allow users to view only the segments featuring particular artists. We have one of the world’s largest P2P and CDN-based HCDN (hybrid content delivery network), which seamlessly distributes and transmits massive internet video with high quality and low bandwidth cost.

In the years ended December 31, 2020, 2021 and 2022, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB2,675.5 million, RMB2,794.9 million and RMB1,899.2 million (US$275.4 million), respectively, representing 9.0%, 9.1% and 6.5% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. Our research and development expenses consist primarily of personnel-related costs (including share-based compensation expenses).

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Critical Accounting Estimates

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

For the mainland China film group, we use a discounted cash flow approach to estimate the fair value, which requires the use of inputs such as the forecasted future revenues, costs and operating expenses attributable to the film group and the discount rate. Our estimates of these inputs require subjective management judgment and are inherently uncertain. Changes in our estimates of these inputs may cause us to realize material write-downs in the future. The quantitative impairment assessment we performed with the assistance of a third-party valuation firm as of December 31, 2022 indicated that the fair value of our mainland China film group is in excess of their carrying value and, therefore, did not result in an impairment.

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on value-added telecommunication services, internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses, we operate our internet platform and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in mainland China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate us to absorb losses of the affiliated entities that could potentially be significant to them or entitle us to receive economic benefits from the affiliated entities that could potentially be significant to them. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by ASC topic 810, Consolidation, because we hold all the variable interests of the variable interest entities directly or through our subsidiaries, which are the primary beneficiaries of the variable interest entities. We will reconsider the initial determination of whether a legal entity is a variable interest entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Online advertising services

We sell advertising services primarily to third-party advertising agencies and a small portion is sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on our platforms in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We perform a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where we provide customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, we would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied through our display of the advertisements in accordance with the revenue contracts.

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

We also enter into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own platform only. Each transferring party retains the right to continue broadcasting the exclusive content on its own platform and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, we further review the fair value by analyzing against the cost of the content assets bartered out and/or engage a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair values, equity method investments, available-for-sale debt securities accounted for at fair value and equity securities with readily determinable fair value.

Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value in accordance with ASC topic 321, Investments-Equity Securities (“ASC 321”) and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings.

Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When calculating its proportionate share of each equity investee’s net income or loss, we adjust the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the equity investee’s financial statements. Intra-entity profits and losses shall be eliminated until realized by us or investee as if the investee was consolidated. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in our equity-method investee and are not required to advance additional funds to the investee, we would continue to report our share of equity method losses in our consolidated statements of comprehensive loss after our equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

Available-for-sale debt securities are convertible debt instruments issued by private companies and investments in equity securities that are redeemable at our option, which are measured at fair value, with interest income recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

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

Licensed copyrights, net

Licensed copyrights consist of professionally produced content, such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

The licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on our own platforms and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.

For the right to broadcast the contents on our own platforms that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of our content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

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

iTEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Junjie He	38	Chairman of the Board
Yu Gong	54	Chief Executive Officer and Director
Dou Shen	43	Director
Fei Qi	41	Director
Luyao Han	36	Director
Weijian Shan	69	Director
Sam Hanhui Sun	50	Independent Director
Conor Chia-hung Yang	60	Independent Director

Directors and Executive Officers	Age	Position/Title
Jun Wang	44	Chief Financial Officer
Xiaohui Wang	54	Chief Content Officer
Wenfeng Liu	44	Chief Technology Officer
Youqiao Duan	53	Senior Vice President
Xianghua Yang	46	Senior Vice President

Junjie He has served as our director since March 2021 and chairman of our board of directors since November 2022. Mr. He joined Baidu (Nasdaq: BIDU; SEHK: 9888) in June 2019. Currently serving as a senior vice president of Baidu, Mr. He was appointed as the leader, and be in full charge, of the Mobile Ecosystem Group (MEG) in May 2022. Prior to his current position, Mr. He oversaw Baidu’s M&A (Mergers & Acquisition), SIM (Strategic Investment Management), SOM (Sales Operation and Management), and FP&A (Financial Planning & Analysis) departments. Prior to joining Baidu, he had rich working experience with investment firms, including China International Capital Corporation (CICC), CITIC Private Equity, Warburg Pincus and Tibet Langrun Capital. Mr. He currently also serves on the board of directors of Trip.com Group Limited (Nasdaq: TCOM; SEHK: 9961). Mr. He obtained his bachelor’s degree from the Guanghua School of Management, Peking University in 2007.

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

Dr. Dou Shen has served as our director since September 2019. Dr. Shen currently serves as executive vice president of Baidu (Nasdaq: BIDU; SEHK: 9888) and the chief of Baidu AI Cloud, overseeing the development of AI Cloud. Dr. Shen has served in various other roles since joining Baidu in 2012, including in search, display advertising and financial services group. Prior to Baidu, Dr. Shen served as a researcher at Microsoft’s AdCenter Labs. He was also founder of Buzzlabs, a social media analytics company that was later acquired by IAC-owned CityGrid Media. Dr. Shen is currently the vice chair of KDDC (China chapter of ACM in data-mining). Dr. Shen currently serves on the board of directors of Kuaishou Technology (SEHK: 1024). He was previously a director of Uxin Limited (Nasdaq: UXIN) and a director of Trip.com Group Limited (Nasdaq: TCOM). Dr. Shen holds a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from Hong Kong University of Science and Technology.

Fei Qi has served as our director since December 2022. Mr. Fei Qi joined Baidu (Nasdaq: BIDU; SEHK: 9888) in March 2021, and currently serves as vice president of Baidu, chief of staff to CEO, and head of corporate strategic department. Prior to joining Baidu, Mr. Qi served as managing director at China International Capital Corporation (CICC), where he had over 15 years of experience in the investment banking division with a focus on the TMT sector. Mr. Qi obtained his bachelor's degree in management information systems from Tsinghua University in 2003.

Luyao Han has served as our director since November 2022. Ms. Luyao Han joined Baidu in February 2014, and currently serves as Head of Baidu’s Investments, Mergers and Acquisitions Department. Ms. Han has rich work experience in strategic investments, M&A and investment banking industry. Prior to joining Baidu, she worked in the Investment Banking Division of China International Capital Corporation Limited (SH: 601995; SEHK: 3908) from 2008 to 2014. Ms. Han obtained her bachelor’s degree in economics from Peking University.

Weijian Shan has served as our director since December 2022. Mr. Shan is the executive chairman and cofounder of PAG – one of Asia’s leading investment management groups. Between 1998 and 2010, Mr. Shan was co-managing partner of the private equity firm Newbridge Capital (now known as TPG Asia) and a partner of TPG. Before Newbridge, Mr. Shan was a managing director at J.P. Morgan where he worked for five years. Mr. Shan was an assistant professor at the Wharton School, the University of Pennsylvania for six years. Mr. Shan also worked at the World Bank in 1987. Mr. Shan is a Trustee of the British Museum. Mr. Shan is also member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited, and an independent director of Alibaba Group. Mr. Shan is the author of three books: Out of the Gobi, Money Games and Money Machine. Mr. Shan holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. Mr. Shan graduated with a major in English from the Beijing University of International Business and Economics.

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

Conor Chia-hung Yang has served as our independent director since April 2022. Mr. Yang is the chief financial officer of Sunrate Holdings Limited since February 2023. Mr. Yang was the co-founder and president of Black Fish Group Limited from 2017 to 2021. From 2007 to 2017, Mr. Yang served in several chief financial officer positions at US-listed companies including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for Cellstar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently serves as an independent director and chairman of the audit committee of Ehang Holdings Limited (Nasdaq: EH), I-Mab (Nasdaq: IMAB), Tongcheng Travel Holdings Limited (HKSE: 0780) and UP Fintech Holding Limited (Nasdaq: TIGR). Mr. Yang received his master's degree in business administration from the University of California, Los Angeles.

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

B.
Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB56.7 million (US$8.2 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our mainland China subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

Share Incentive Plans
The 2010 Plan

We adopted the 2010 Plan on October 18, 2010, which was subsequently amended and restated on November 3, 2014, August 6, 2016 and September 15, 2020, for the purpose of granting share-based compensation awards either through a proprietary interest in our long-term success, or compensation based on fulfilling certain performance goals to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. Under the 2010 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. As of February 28, 2023, options to purchase a total of 340,864,386 Class A ordinary shares were outstanding under the 2010 Plan.

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

The 2017 Plan

We adopted the 2017 Plan on November 30, 2017, which was further amended on December 7, 2017, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2017 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares, all of which have been granted in the form of restricted share units. As of February 28, 2023, 369,500 of the granted restricted share units had been forfeited due to the departure of the relevant grantees, and the remaining 350,500 restricted share units had been vested and exercised. As such, as of February 28, 2023, no awards were outstanding under the 2017 Plan.

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

The 2021 Plan

We also adopted the 2021 Plan on December 2, 2021, as amended and restated on November 2, 2022, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the directors, employees and consultants to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is initially 364,000,000 Class A ordinary shares, or the 2021 Plan Award Pool, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one share) granted shall reduce the number of shares in the 2021 Plan Award Pool available for future grants by 1.3 shares; any option with nil exercise price shall have the same effect of reducing the number of shares in the 2021 Plan Award Pool as the restricted share units. As of February 28, 2022, options with nil exercise price to purchase a total of 127,127,798 ordinary shares were outstanding under the 2021 Plan.

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

The following table summarizes, as of February 28, 2023, the outstanding options and restricted share units that we granted to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Gong	147,820,116	0 to 0.51	Various dates from 2010/10/18 to 2022/3/11	Various dates from 2024/12/15 to 2032/3/11
Jun Wang	*	0 to 0.51	Various dates from 2018/2/28 to 2022/3/11	Various dates from 2028/2/28 to 2032/3/11
Xiaohui Wang	*	0 to 0.51	Various dates from 2016/8/5 to 2022/3/11	Various dates from 2026/8/5 to 2032/3/11
Wenfeng Liu	*	0 to 0.51	Various dates from 2014/12/15 to 2022/3/11	Various dates from 2024/12/15 to 2032/3/11
Youqiao Duan	*	0 to 0.51	Various dates from 2014/12/25 to 2022/3/11	Various dates from 2024/12/25 to 2032/3/11
Xianghua Yang	*	0 to 0.5	Various dates from 2014/12/25 to 2022/3/11	Various dates from 2024/12/25 to 2032/3/11
Total	219,908,274

Notes:

* The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2023, other grantees as a group held options to purchase 248,083,910 Class A ordinary shares of our company, with exercise prices ranging from US$0 to US$0.51 per share.

C.
Board Practices
Board of Directors

Our board of directors consists of eight directors. Baidu has the right to appoint a majority of our directors as long as it holds no less than 50% of the voting power of our Company. In addition, some of our directors are also senior management of Baidu. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with Baidu—We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.” In addition, PAG Asia has the right to appoint, remove and replace one director, who should be elected as a non-voting member of the audit committee and a voting member of the compensation committee of the board of directors, so long as the PAG Notes or Class A ordinary shares issued upon conversion of the PAG Notes beneficially owned by PAG Asia and its affiliates represents no less than 50% of the aggregate principal amount of the notes. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee and a compensation committee under the board of directors. We have adopted a charter for each of the two committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Conor Chia-hung Yang, Fei Qi and Weijian Shan, and is chaired by Mr. Sam Hanhui Sun. We have determined that Sam Hanhui Sun and Conor Chia-hung Yang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that members including Sam Hanhui Sun and Conor Chia-hung Yang qualify as “audit committee financial experts.” Fei Qi and Weijian Shan are non-voting members of the audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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
•
reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Junjie He, Fei Qi, Weijian Shan and Sam Hanhui Sun, and is chaired by Mr. Junjie He. We have determined that Sam Hanhui Sun satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices	Mainland China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
D.
Employees

We had 7,721, 5,856 and 4,981 employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had 2,743 employees in Beijing and 2,238 employees in other cities in mainland China and overseas. The following table sets forth the number of our employees by function as of December 31, 2022:

Research and development	2,042
Content production and operation	1,558
Sales and marketing	985
General and administrative	396
Total	4,981

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

As required by laws and regulations in mainland China, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including housing funds, pension, medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our employees. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment as well as certain period of time after employment is terminated.

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 6,696,857,188 ordinary shares outstanding as of February 28, 2023, comprising of 3,655,759,910 Class A ordinary shares (excluding 196,046,533 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 3,041,097,278 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned (†)		Class B Ordinary Shares Beneficially Owned (††)		Voting Power (†††)
	Number	%	Number	%	%
Directors and Executive Officers:**
Junjie He	—	—	—	—	—
Yu Gong(1)	143,859,044	3.8	—	—	*
Dou Shen	*	*	—	—	*
Fei Qi	—	—	—	—	—
Luyao Han	—	—	—	—	—
Weijian Shan(2)	—	—	—	—	—
Sam Hanhui Sun(3)	—	—	—	—	—
Conor Chia-hung Yang(4)	—	—	—	—	—
Jun Wang	*	*	—	—	—
Xiaohui Wang	*	*	—	—	*
Wenfeng Liu	*	*	—	—	*
Youqiao Duan	*	*	—	—	*
Xianghua Yang	*	*	—	—	*
All directors and executive officers as a group	197,366,463	5.1	—	—	*
Principal Shareholders:
Baidu(5)	7,933,331	*	3,041,097,278	100.0	89.3
PAG(6)	840,222,180	18.7	—	—	2.3
Best Ventures Limited(7)	341,874,885	9.4	—	—	1.0

Notes:

* Less than 1%.

* * Except for Junjie He, Dou Shen, Fei Qi and Luyao Han, and as indicated otherwise below, the business address of our directors and executive officers is 4/F, iQIYI Youth Center, Yoolee Plaza, No. 21, North Road of Workers’ Stadium, Chaoyang District, Beijing, 100027, China. The business address of Junjie He, Dou Shen, Fei Qi, and Luyao Han is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2023, by the sum of the total number of Class A ordinary shares outstanding as of February 28, 2023 and the number of Class A ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class A ordinary shares within 60 days of February 28, 2023.

†† For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2023, by the sum of the total number of Class B ordinary shares outstanding as of February 28, 2023 and the number of Class B ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class B ordinary shares within 60 days of February 28, 2023.

††† For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2023, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)
Representing (i) 137,423,870 Class A ordinary shares that Dr. Gong may purchase upon exercise of options within 60 days of February 28, 2023, and (ii) 6,435,174 Class A ordinary shares held by Cannes Ventures Limited, a company incorporated in the Cayman Islands. Cannes Ventures Limited is wholly-owned by Dr. Gong. The registered address of Cannes Ventures Limited is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.
(2)
The address of Mr. Weijian Shan is 33/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.
(3)
The address of Sam Hanhui Sun is 64 Donggong Street, Dongcheng District, Beijing 100009, China.
(4)
The address of Conor Chia-hung Yang is 12/F, No. 1217 Dongfang Road, Pudong, Shanghai 200122, China.
(5)
Representing (i) 7,933,331 Class A ordinary shares, in the form of ADSs, and (ii) 2,876,391,396 Class B ordinary shares held by Baidu Holdings Limited, a company incorporated in British Virgin Islands, and (iii) 164,705,882 Class B ordinary shares held by Baidu (Hong Kong) Limited, a company incorporated in Hong Kong. Baidu (Hong Kong) Limited is wholly-owned by Baidu Holding Limited, which in turn is wholly-owned by Baidu. The business address of each of Baidu Holdings Limited and Baidu (Hong Kong) Limited is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China.
(6)
Representing 797,352,990 Class A ordinary shares issuable upon conversion of the PAG Notes held by PAGAC IV-1 (Cayman) Limited, 37,969,190 Class A ordinary shares issuable upon conversion of the PAG Notes held by PM Partners I LP and 4,900,000 Class A ordinary shares issuable upon conversion of the PAG Notes held by Polymer Asia Fund LP, as reported in the Amendment No. 1 to the Schedule 13D filed jointly by PAGAC IV-1 (Cayman) Limited, PAGAC IV-2 (Cayman) Limited, PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG on January 23, 2023. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. PM Partners I LP is indirectly controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Polymer Asia Fund LP is indirectly controlled by PAG. PAGAC IV-1 (Cayman) Limited is a company incorporated in British Virgin Islands. PM Partners I LP is a partnership established and registered under the laws of the British Virgin Islands. Polymer Asia Fund LP is a partnership established and registered in the Cayman Islands. The address of each of PAGAC IV-1 (Cayman) Limited, PM Partners I LP and Polymer Asia Fund LP is P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106 Cayman Islands.
(7)
Representing 341,874,885 Class A ordinary shares held by Best Ventures Limited (formerly known as Xiaomi Ventures Limited) as of December 31, 2018, as reported in a Schedule 13G filed by Xiaomi Ventures Limited on February 1, 2019. Best Ventures Limited is a company incorporated in British Virgin Islands. Best Ventures Limited is beneficially owned and controlled by Xiaomi Corporation. The registered address of Best Ventures Limited is c/o P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of February 28, 2023, 3,427,133,369 of our Class A ordinary shares were held by three record holders in the United States, representing 93.7% of our total issued and outstanding Class A ordinary shares as of such date (excluding 196,046,533 Class A ordinary shares reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plans). As of February 28, 2023, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation—Share Incentive Plans.”

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”

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

Loan Agreement

Under the master business cooperation agreement, Baidu would provide us with a RMB650.0 million (US$94.2 million) loan, which mature on the fifth anniversary of the grant date. We entered into an interest-free loan agreement with Baidu with respect to such loan on January 19, 2018. The loan was repaid in full in March 2023.

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

Share Subscription by Baidu

In March 2022, we entered into subscription agreements with Baidu and a consortium of financial investors who agreed to subscribe for and purchase from us, through a private placement, a total of 164,705,882 newly issued Class B ordinary shares and 304,705,874 newly issued Class A ordinary shares of our company, for a total purchase price of US$285 million in cash. In accordance with the subscription agreements, Baidu subscribed for Class B ordinary shares.

Other Transactions with Baidu

For the years ended December 31, 2020, 2021 and 2022, we generated membership services revenue of RMB19.8 million, nil and RMB54.4 million (US$7.9 million), respectively, advertising services revenue of RMB113.9 million, RMB122.9 million and RMB55.7 million (US$8.1 million), respectively, and other revenues of RMB15.4 million, RMB14.5 million and RMB1.8 million (US$0.3 million), respectively, from Baidu.

We incurred cost of revenues for license fees in the amount of RMB13.7 million, RMB13.9 million and RMB8.2 million (US$1.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively. We incurred cost of revenues for bandwidth services and cloud services in the amount of RMB1,007.5 million, RMB918.8 million and RMB653.0 million (US$94.7 million) for the years ended December 31, 2020, 2021 and 2022, respectively. We incurred selling, general and administrative expenses for advertising services provided by Baidu in the amount of RMB2.5 million, RMB13.4 million and RMB47.6 million (US$6.9 million) for the years ended December 31, 2020, 2021 and 2022, respectively. We incurred research and development expenses for cloud services provided by Baidu in the amount of RMB7.4 million, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, we had RMB38.3 million, RMB34.9 million and RMB20.0 million (US$2.9 million), respectively, due from Baidu. The balance mainly represents amounts due from Baidu for advertising, membership and other services.

As of December 31, 2020, 2021 and 2022, we had RMB1,037.8 million, RMB1,405.5 million and RMB1,879.1 million (US$272.4 million), respectively, due to Baidu. The related party balances mainly represented accrued expenses for bandwidth services and cloud services provided by Baidu. As of December 31, 2020, 2021 and 2022, we had RMB700.0 million, RMB700.0 million and RMB700.0 million (US$101.5 million), respectively, in loans due to Baidu. As of December 31, 2020, 2021 and 2022, the total outstanding balance represents an interest-free loan of RMB50.0 million that is due on demand, and an interest-free loan of RMB650.0 million provided by Baidu in January 2018. The RMB650.0 million interest-free loan was repaid in full in March 2023.

Other Transactions with Related Parties

For the years ended December 31, 2020, 2021 and 2022, we generated content distribution revenue of RMB176.2 million, RMB297.3 million and RMB190.4 million (US$27.6 million), respectively, from equity investees. For the years ended December 31, 2020, 2021 and 2022, we purchased content from equity investees in the amount of RMB1,455.9 million, RMB2,358.7 million and RMB1,513.7 million (US$219.5 million), respectively. Other related party transactions, including services provided by/to our equity method investees and other investees measured using the measurement alternative in the ordinary course of business, were insignificant for each of the years presented.

As of December 31, 2020, 2021 and 2022, we had RMB97.2 million, RMB201.6 million and RMB144.0 million (US$20.9 million), respectively, due from other related parties. The balance mainly represents amounts due from our equity investees for content distribution services or paid in advance by us for licensed copyrights acquisition.

As of December 31, 2020, 2021 and 2022, we had RMB1,018.4 million, RMB1,309.2 million and RMB1,043.5 million (US$151.3 million), respectively, due to other related parties. The related party balances mainly represented, (i) deferred revenues in relation to content distribution, IP licensing, advertising services and traffic support services to be provided to one of our equity investees; (ii) amounts owed to our equity investees for licensed copyrights; and (iii) advances made by one of our equity investees for online advertising services.

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

Legal Proceedings

Following the publication in April 2020 of a short seller report by Wolfpack Research, or the Wolfpack Report, the SEC asked us to produce certain financial, operating, and other documents and records. We also engaged professional advisers, including a Big Four accounting firm that is not our auditor, to conduct an internal review into certain of the key allegations in the Wolfpack Report and to report their findings to our audit committee. The SEC also sought the production of certain documents and records from us related to such internal review and other related information. We cooperated with the SEC. Our internal review within the agreed scope was substantially complete and did not uncover any evidence that would substantiate the allegations.

Furthermore, starting in April 2020, we and certain of our current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-1830 (U.S. District Court for the Eastern District of New York). In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794 (U.S. District Court for the Eastern District of New York), the Court terminated the motion to dismiss without prejudice and ordered motion-to-dismiss briefing for the two cases to be completed by March 3, 2023 under a new briefing schedule. The coordinated motion-to-dismiss briefing has now been completed under the new schedule, and we await a decision from the court on these motions.

We will have to defend against these putative securities class action lawsuits, as applicable, including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation. Although no further information has been requested from us since early 2021, we are currently unable to predict the duration, outcome, or impact of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from us. The litigation or SEC investigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations, all of which could harm our business.

As of December 31, 2022, 138 cases against us were pending before various courts in mainland China. The aggregate amount of damages sought under these pending cases is approximately RMB350.9 million. We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2022, 1,046 cases brought by us against others for copyright and trademark infringement, unfair competition and other commercial disputes were pending before various courts in mainland China. The aggregate amount of damages we are seeking under these pending cases is approximately RMB980.1 million.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

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

In addition, there are statutory provisions that facilitate, compromises or arrangements between a Cayman Islands company and its members (or any class of them).

Following amendments to the Companies Act that became effective on August 31, 2022, the majority-in-number "headcount test" in relation to the approval of members' schemes of arrangement has been abolished. Section 86(2A) of the Companies Act provides that, if 75% in value of the members (or class of members) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all members (or class of members) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (amongst other things) the convening of the meetings of creditors or members (or classes of them, as applicable). While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:

•
the company has complied with the directions set down by the Cayman Islands court;
•
the meeting was properly held and the statutory provisions as to the required majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; and
•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his/her interest.

If a compromise or arrangement of a Cayman Islands company is approved by the members in the context of a members' scheme and the Cayman Islands court subsequently sanctions such scheme (as described above), a dissenting shareholder would have no rights comparable to the appraisal rights which it would have if the company in question were a Delaware corporation (being the right to receive payment in cash for the judicially determined value of its shares). This is because such scheme will be binding on all members (or class of members), regardless of whether all the members (or class of members) approved the scheme, upon the sanction order being made. Having said that, a dissenting shareholder would have the right to appeal the making of the sanction order to the Cayman Islands Court of Appeal, if there were grounds for doing so.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company owes duties to the company including the following—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

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

Mainland China Taxation

The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in mainland China is treated as a mainland China resident enterprise for mainland China tax purposes and consequently subject to mainland China income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as an “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a mainland China resident enterprise for mainland China tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a mainland China resident enterprise for mainland China tax purposes, we will be subject to mainland China tax on our global income at a uniform tax rate of 25%.

Mainland China income tax at the rate of 10% will be withheld from payments of interest or dividends we make to investors that are “non-resident enterprises” of mainland China, if such investors do not have an establishment or place of business in mainland China, or if they have such establishment or place of business in mainland China but the relevant income is not effectively connected with such establishment or place of business, to the extent such interest or dividends are deemed to be sourced within mainland China.

Furthermore, any gain realized on the transfer of the ADSs or shares by such investors would also be subject to mainland China income tax at 10% if such gain is regarded as income derived from sources within mainland China.

Furthermore, if we are considered a mainland China resident enterprise and relevant mainland China tax authorities consider the interest or dividends we pay or any gains realized from the transfer of our ADSs or shares to be income derived from sources within mainland China, such interest or dividends and gains earned by non-resident individuals would be subject to the 20% mainland China individual income tax (which may be withheld at source).

These rates could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends. However, it is unclear whether non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.

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

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs may be subject to reduced rates of taxation provided that (1) our ADSs are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a mainland China “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs are listed on the Nasdaq Global Select Market and will accordingly be considered to be readily tradable on an established securities market in the United States, and we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022 and we do not expect to be a PFIC in the foreseeable future, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a mainland China resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the PRC tax law and dividends paid on our ADSs or Class A ordinary shares are subject to mainland China withholding taxes, depending on your particular facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding the applicable Treaty rate) on dividends received on the ADSs or Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you may instead, subject to applicable limitations, claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are advised to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Taxable Disposition of the ADSs or Class A Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and your tax basis in the ADS or Class A ordinary share. The gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if your holding period for the shares exceeds one year at the time of disposition. Long-term capital gains are generally eligible for a preferential rate of taxation for individuals and certain other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, in which event you may not be able to use the foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources in the same category. However, in the event we are deemed to be a mainland China resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as mainland China-source income for foreign tax credit purposes. You should consult your tax advisor regarding the tax consequences in case any mainland China tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as mainland China-source, under your particular circumstances.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we impose control over them and we are entitled to their economic benefits and, as a result, we consolidate their results of operations in our combined and consolidated financial statement. If it were determined, however, that we are not the owner of the variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2022 and for subsequent taxable years.

Assuming we are the owner of the variable interest entities in mainland China for U.S. federal income tax purposes, based on our current and expected income and assets and the current market value of our ADSs, we do not presently expect to be a PFIC for the 2023 taxable year or the foreseeable future. However, given the lack of authority applying the PFIC rules to our particular circumstances, and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year based on that year’s composition of income and assets, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the value of certain of our assets for purposes of the asset test is generally determined by reference to the market price of the ADSs, our PFIC status may depend in part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the IRS may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

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

J.
ANNUAL REPORT TO SECURITY HOLDERS

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in mainland China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The RMB depreciated by 8.23% against the U.S. dollar in 2022. As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB3,638.6 million, and U.S. dollar-denominated cash and cash equivalents and restricted cash of US$729.7 million. Assuming we had converted RMB3,638.6 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of the end of 2022, our U.S. dollar cash balance would have been US$1,257.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1,209.3 million instead. Assuming we had converted US$729.7 million into RMB at the exchange rate of RMB6.8972 for US$1.00 as of the end of 2022, our RMB cash balance would have been RMB8,671.5 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB8,168.2 million instead. In addition, we had U.S. dollar-denominated convertible senior notes of US$2,587.0 million as of December 31, 2022. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB1,784.3 million (US$258.7 million) in the value of our U.S. dollar-denominated convertible senior notes as of December 31, 2022.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2022, we received US$2.6 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to: the Registration Statement on Form F-3, as amended (File No. 333-251359) that became effective immediately upon filing on December 15, 2020, and (i) the applicable prospectus supplements filed in December 2020 in relation to our offering of 40,000,000 ADSs, each representing seven Class A ordinary shares of our company, at a price to public of US$17.50 per ADS (the “2020 Follow-On Offering”), and US$800 million in aggregate principal amount of 4.00% senior notes due 2026, or the 2026 Notes (the “2026 Notes Offering”), and (ii) the prospectus supplement filed in January 2023 in relation to our offering of 76,500,000 ADSs, each representing seven Class A ordinary shares of our company, at a price to public of US$5.90 per ADS (the “2023 Follow-On Offering”).

Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and J.P. Morgan Securities LLC were the representatives of the underwriters for the 2020 Follow-On Offering and 2026 Notes Offering. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes and their option in part to purchase 4,594,756 additional ADSs at the price of US$17.5 per ADS for the Follow-On Offering, which were closed on January 8, 2021. We received net proceeds of US$759.0 million from the 2020 Follow-On Offering, and net proceeds of US$884.3 million from 2026 Notes Offering, including the exercise of the underwriters’ option to purchase additional notes and ADSs, each after deducting the underwriters’ discounts and commissions.

BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC act were the representatives of the underwriters for the 2023 Follow-On Offering. The underwriters exercised their option in part to purchase 9,975,000 additional ADSs at the price of US$5.90 per ADS for the 2023 Follow-On Offering. We received net proceeds of US$500.0 million from the 2023 Follow-On Offering, including the exercise of the underwriters’ option to purchase additional ADSs, after deducting the underwriters’ discounts and commissions.

As of December 31, 2022, we had used all net proceeds of RMB10,740.7 million from the 2020 Follow-On Offering and the 2026 Notes Offering to expand and enhance our content offerings, strengthen our technologies and for working capital and other general corporate purposes, as disclosed in the applicable prospectus supplements to the Registration Statement on Form F-3.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

item 16. [RESERVED]

item 16a. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that members including Sam Hanhui Sun and Conor Chia-hung Yang, independent directors and member of our audit committee, are audit committee financial experts.

item 16b. CODE OF ETHICS

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

item 16c. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2021	2022
	RMB	RMB
	(in thousands)
Audit fees(1)	15,005	16,068
Audit related fees(2)	8,476	6,139

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)
“Audit-related fees” means, for the years ended December 31, 2021 and 2022, the aggregate fees billed for professional services in connection with the offering of the ADSs/Notes and review of interim financial statements, respectively.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

item 16d. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption provided by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. Fei Qi and Weijian Shan are non-voting members of our audit committee and only have observer status on our audit committee. Based on our assessment, such reliances do not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3 under the Exchange Act.

item 16e. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

item 16f. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

item 16g. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Fei Qi and Weijian Shan, who are non-voting members of our audit committee, are not independent directors as defined under Nasdaq Rule 5605(a)(2).

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2022. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval the amendment to our 2021 Plan.We may, however, hold annual shareholders meetings in the future.

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

item 16h. MINE SAFETY DISCLOSURE

Not applicable.

item 16i. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In April 2022, iQIYI, Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To the best of our knowledge, no Cayman Islands governmental entities owns any shares of iQIYI, Inc. and no governmental entities in mainland China own shares of any of the variable interest entities in mainland China, as of the date of this annual report.

To the best of our knowledge, no mainland China governmental entities owns any shares of iQIYI, Inc. or the variable interest entities as of the date of this annual report. Therefore, the mainland China governmental entities do not have a controlling financial interest in iQIYI, Inc. or the variable interest entities as of the date of this annual report.

None of the members of the board of directors of iQIYI, Inc. or our operating entities, including the variable interest entities, is an official of the Chinese Communist Party as of the date of this annual report.

The currently effective memorandum and articles of association of iQIYI, Inc. and equivalent organizing documents of our operating entities, including the variable interest entities, do not contain any charter of the Chinese Communist Party.

PART III

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

Exhibit Number	Description
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

4.66*	Amended and Restated 2021 Share Incentive Plan
4.67*	Investment Agreement, dated August 30, 2022, between the Registrant, PAGAC IV-1 (Cayman) Limited and PAG Pegasus Fund LP
4.68*	Deed of Amendment to the Investment Agreement, by and among the Registrant, PAGAC IV-1 (Cayman) Limited, and PAG Pegasus Fund LP, dated as of December 30, 2022
4.69*	Indenture, dated December 30, 2022, between the Registrant and Citicorp International Limited, as trustee
4.70*	English translation of form Confirmation Letters executed by Beijing QIYI Century, dated February 10, 2023
4.71*	English translation of form Confirmation Letters executed by the Registrant, dated February 10, 2023
4.72*

English translation of Supplementary Agreement to the Trademark Licensing Agreement between Beijing QIYI Century and Beijing iQIYI (formerly known as “Beijing Xinlian Xinde Advertisement Media Co., Ltd.”) dated February 10, 2023

4.73*	Indenture, dated March 7, 2023, between the Registrant and Citicorp International Limited, as trustee
8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

* Filed herewith.

* * Furnished herewith.

Instruments defining the rights of holders of certain issues of long-term debt of the Registrant and of certain consolidated subsidiaries, for which financial statements are required to be filed with this annual report, including (i) standard terms of the asset-backed debt securities securitized by certain of our payables to our suppliers issued to third-party investors, which raised gross proceeds of RMB446.0 million, and (ii) standard terms of asset-backed debt securities securitized by certain of our payables to our suppliers issued to third-party investors, which raised gross proceeds of RMB500.0 million, have not been filed as exhibits to this annual report because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of the Registrant and our subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each of such instrument to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iQIYI, INC.

By:	/s/ Yu Gong
	Name:	Yu Gong
	Title:	Director and Chief Executive Officer

Date:	March 22, 2023

iQIYI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iQIYI, Inc. (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2023 expressed an unqualified opinion thereon.

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

Impairment of Mainland China film group content assets

Description of the Matter

At December 31, 2022, the carrying value of the Company’s licensed copyrights and produced content, net of accumulated impairment charges, were RMB7,586,687 thousands (US$1,099,966 thousands) and RMB13,001,904 thousands (US$1,885,099 thousands), respectively. As discussed in Note 2 to the consolidated financial statements, the majority of the Company’s content assets (licensed copyrights and produced content) are predominantly monetized together with other content assets. Film groups are reviewed for impairment when there are events or changes in circumstances that indicate the fair value of a film group may be less than its unamortized costs and an impairment charge is recognized for the amount by which the unamortized capitalized costs exceed the film group’s fair value. As a result of the impairment assessment, there is no impairment charge recognized during the year ended December 31, 2022.

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

Amortization of content assets

Description of the Matter

For the year ended December 31, 2022, amortization expenses related to licensed copyrights and produced content were RMB7,780,928 thousands (US$1,128,129 thousands) and RMB5,292,129 thousands (US$767,286 thousands), respectively. As discussed in Note 2 to the consolidated financial statements, based on factors including historical and estimated future viewership consumption patterns, the Company’s content assets are amortized using an accelerated method by content categories over the shorter of their respective contractual periods or estimated useful lives within ten years, beginning with the month of first availability.

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

To test the amortization of content assets, we performed audit procedures that included, among others, evaluating the amortization method and testing the completeness and accuracy of the underlying data from the systems used in determining estimated viewership consumption patterns. We assessed management’s estimated viewership consumption patterns by considering historical and current viewing trends, including comparing previous estimates of consumption patterns to latest available data.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, The People’s Republic of China

March 22, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited iQIYI, Inc.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, iQIYI, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 22, 2023 expressed an unqualified opinion thereon.

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

March 22, 2023

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,997,212	7,097,938	1,029,104
Restricted cash		77,652	13,618	1,974
Short-term investments	3	1,348,255	818,265	118,637
Accounts receivable, net of allowance of RMB240,326 and RMB130,148 (US$18,870) as of December 31, 2021 and 2022, respectively	5	2,747,774	2,402,675	348,355
Prepayments and other assets	6	3,266,523	2,602,927	377,390
Amounts due from related parties	23	155,512	104,154	15,101
Licensed copyrights, net	7	931,189	746,058	108,168
Total current assets		11,524,117	13,785,635	1,998,729
Non-current assets:
Fixed assets, net	11	1,344,784	1,104,721	160,169
Long-term investments	4	3,035,155	2,453,644	355,745
Deferred tax assets, net	15	31,351	—	—
Licensed copyrights, net	7	7,258,042	6,840,629	991,798
Intangible assets, net	8	545,305	436,685	63,313
Produced content, net	9	10,951,078	13,001,904	1,885,099
Prepayments and other assets	6	2,905,690	3,865,133	560,392
Operating lease assets	12	907,297	673,971	97,717
Goodwill	10	3,888,346	3,826,147	554,739
Amounts due from related parties	23	81,000	59,880	8,682
Total non-current assets		30,948,048	32,262,714	4,677,654
Total assets		42,472,165	46,048,349	6,676,383

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the
      consolidated VIEs without recourse to the primary
      beneficiary of RMB13,941,720 and RMB12,234,786
      (US$1,773,876) as of December 31, 2021 and 2022,
      respectively):

Accounts and notes payable		8,896,460	5,993,416	868,964
Amounts due to related parties	23	2,634,089	3,521,646	510,591
Customer advances and deferred revenue		3,484,509	4,232,110	613,598
Short-term loans	13	4,117,774	3,347,638	485,362
Convertible senior notes, current portion	14	—	8,305,447	1,204,177
Operating lease liabilities, current portion	12	171,541	103,517	15,009
Accrued expenses		2,280,322	1,839,671	266,727
Other liabilities		891,775	786,573	114,041
Total current liabilities		22,476,470	28,130,018	4,078,469

Non-current liabilities (including non-current liabilities
      of the consolidated VIEs without recourse to the
      primary beneficiary of RMB919,082 and
      RMB1,750,258 (US$253,764) as of
      December 31, 2021 and 2022, respectively):

Convertible senior notes	14	12,652,172	9,568,279	1,387,270
Deferred tax liabilities	15	3,127	1,832	266
Amounts due to related parties	23	780,615	100,941	14,635
Operating lease liabilities	12	625,737	508,571	73,736
Other non-current liabilities		260,931	1,395,269	202,295
Total non-current liabilities		14,322,582	11,574,892	1,678,202
Total liabilities		36,799,052	39,704,910	5,756,671
Commitments and contingencies	17

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
Mezzanine equity:
Redeemable noncontrolling interests	18	397,385	—	—
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 2,940,101,566 and 3,246,481,443 shares issued as of December 31, 2021 and 2022, respectively; 2,722,361,459 and 3,047,568,900 shares outstanding as of December 31, 2021 and 2022, respectively)	19	173	194	28
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 2,876,391,396 and 3,041,097,278 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	19	183	193	28
Additional paid-in capital		49,642,014	50,885,688	7,377,731
Accumulated deficit	20	(47,163,773)	(46,498,897)	(6,741,706)
Accumulated other comprehensive income	25	2,709,002	1,863,454	270,175
Noncontrolling interests		88,129	92,807	13,456
Total shareholders’ equity		5,275,728	6,343,439	919,712
Total liabilities, mezzanine equity and shareholders’ equity		42,472,165	46,048,349	6,676,383

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenues:
Membership services (including related party amounts of RMB25,571, RMB3,766 and RMB56,379 (US$8,174) for the years ended December 31, 2020, 2021 and 2022, respectively)		16,491,030	16,713,664	17,710,830	2,567,829
Online advertising services (including related party amounts of RMB206,624, RMB296,920 and RMB279,774 (US$40,564) for the years ended December 31, 2020, 2021 and 2022, respectively)		6,822,115	7,066,751	5,331,697	773,023
Content distribution (including related party amounts of RMB176,227, RMB297,304 and RMB190,398 (US$27,605) for the years ended December 31, 2020, 2021 and 2022, respectively)		2,660,074	2,855,602	2,469,771	358,083
Others (including related party amounts of RMB54,064, RMB59,685 and RMB55,310 (US$8,019) for the years ended December 31, 2020, 2021 and 2022, respectively)		3,733,996	3,918,342	3,485,250	505,314
Total revenues		29,707,215	30,554,359	28,997,548	4,204,249
Operating costs and expenses:
Cost of revenues (including related party amounts of RMB1,111,729, RMB1,239,044 and RMB884,333 (US$128,216) for the years ended December 31, 2020, 2021 and 2022, respectively)		(27,884,395)	(27,513,497)	(22,319,315)	(3,235,996)
Selling, general and administrative (including related party amounts of RMB5,045, RMB24,343 and RMB69,628 (US$10,095) for the years ended December 31, 2020, 2021 and 2022, respectively)		(5,187,835)	(4,725,142)	(3,466,579)	(502,607)
Research and development (including related party amounts of RMB7,412, nil and RMB3,953 (US$573) for the years ended December 31, 2020, 2021 and 2022, respectively)		(2,675,494)	(2,794,927)	(1,899,233)	(275,363)
Total operating costs and expenses		(35,747,724)	(35,033,566)	(27,685,127)	(4,013,966)
Operating (loss)/income		(6,040,509)	(4,479,207)	1,312,421	190,283

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Other income/(expenses):
Interest income (including related party amounts of RMB1,247, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively)		157,477	118,615	69,577	10,088
Interest expenses		(1,066,320)	(1,349,544)	(715,081)	(103,677)
Foreign exchange gain/(loss), net		43,274	54,555	(167,857)	(24,337)
Share of losses from equity method investments		(224,489)	(446,323)	(213,409)	(30,941)
Others, net		146,690	89,916	(319,427)	(46,313)
Total other expenses, net		(943,368)	(1,532,781)	(1,346,197)	(195,180)
(Loss)/Income before income taxes		(6,983,877)	(6,011,988)	(33,776)	(4,897)
Income tax expense	15	(23,276)	(96,545)	(84,000)	(12,179)
Net loss		(7,007,153)	(6,108,533)	(117,776)	(17,076)
Less: Net income attributable to noncontrolling interests		31,208	61,051	18,436	2,673
Net loss attributable to iQIYI, Inc.		(7,038,361)	(6,169,584)	(136,212)	(19,749)
Accretion of redeemable noncontrolling interests	18	(7,087)	(20,336)	—	—
Net loss attributable to ordinary shareholders		(7,045,448)	(6,189,920)	(136,212)	(19,749)
Net loss per Class A and Class B ordinary share:	21
Basic		(1.36)	(1.11)	(0.02)	(0.00)
Diluted		(1.36)	(1.11)	(0.02)	(0.00)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic		(9.52)	(7.77)	(0.16)	(0.02)
Diluted		(9.52)	(7.77)	(0.16)	(0.02)
Shares used in net loss per Class A and Class B ordinary share computation:	21
Basic		5,176,180,057	5,570,736,706	5,988,021,425	5,988,021,425
Diluted		5,176,180,057	5,570,736,706	5,988,021,425	5,988,021,425

Other comprehensive income/(loss):
Foreign currency translation adjustments	25	433,497	168,079	(844,725)	(122,474)
Unrealized losses on available-for-sale debt securities	25	(98)	(2,851)	(21,091)	(3,058)
Total other comprehensive income/(loss), net of tax	25	433,399	165,228	(865,816)	(125,532)
Comprehensive loss		(6,573,754)	(5,943,305)	(983,592)	(142,608)
Less: Comprehensive income attributable to noncontrolling interests		28,645	59,957	23,106	3,350
Comprehensive loss attributable to iQIYI, Inc.		(6,602,399)	(6,003,262)	(1,006,698)	(145,958)

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2020	5,135,516,521	325	41,298,328	2,106,718	(33,834,357)	42,376	9,613,390
Cumulative effect of adopting ASU 2016-13	—	—	—	—	(94,048)	—	(94,048)
Net loss	—	—	—	—	(7,038,361)	31,208	(7,007,153)
Issuance of ordinary shares upon follow-on offering, net of issuance costs	280,000,000	18	4,451,951	—	—	—	4,451,969
Equity component of convertible senior notes, net of issuance costs	—	—	394,956	—	—	—	394,956
Exercise of share-based awards	70,684,420	5	193,097	—	—	—	193,102
Other comprehensive income	—	—	—	435,962	—	(2,563)	433,399
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	(918)	—	—	10,527	9,609
Accretion of redeemable noncontrolling interests	—	—	—	—	(7,087)	—	(7,087)
Dividends paid and payable by a subsidiary	—	—	—	—	—	(22,563)	(22,563)
Share-based compensation	—	—	1,370,095	—	—	—	1,370,095
Others	—	—	(20,026)	—	—	20,026	—
Balances as of December 31, 2020	5,486,200,941	348	47,687,483	2,542,680	(40,973,853)	79,011	9,335,669
Net loss	—	—	—	—	(6,169,584)	61,051	(6,108,533)
Issuance of ordinary shares upon follow-on offering, net of issuance costs	32,163,292	2	505,416	—	—	—	505,418
Equity component of convertible senior notes, net of issuance costs	—	—	48,793	—	—	—	48,793
Exercise of share-based awards	80,388,622	6	181,159	—	—	—	181,165
Other comprehensive income	—	—	—	166,322	—	(1,094)	165,228
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	37	37
Accretion of redeemable noncontrolling interests	—	—	—	—	(20,336)	—	(20,336)
Dividends paid and payable by subsidiaries	—	—	—	—	—	(50,876)	(50,876)
Share-based compensation	—	—	1,219,163	—	—	—	1,219,163
Balances as of December 31, 2021	5,598,752,855	356	49,642,014	2,709,002	(47,163,773)	88,129	5,275,728
Cumulative effect of adopting ASU 2020-06	—	—	(1,432,986)	24,938	772,123	—	(635,925)
Reversal of accretion of redeemable noncontrolling interests upon deconsolidation of subsidiaries	—	—	—	—	28,965	—	28,965
Net loss	—	—	—	—	(136,212)	18,436	(117,776)
Issuance of ordinary shares to third parties upon private placement	304,705,874	20	1,170,070	—	—	—	1,170,090
Issuance of Class B ordinary shares to Baidu upon private placement	164,705,882	10	634,460	—	—	—	634,470
Exercise of share-based awards	20,501,567	1	63,229	—	—	—	63,230
Other comprehensive loss	—	—	—	(870,486)	—	4,670	(865,816)
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	1,000	1,000
Dividends paid and payable by subsidiaries	—	—	—	—	—	(16,878)	(16,878)
Share-based compensation	—	—	811,441	—	—	—	811,441
Acquisition of noncontrolling interests in subsidiaries	—	—	(2,540)	—	—	(2,550)	(5,090)
Balances as of December 31, 2022	6,088,666,178	387	50,885,688	1,863,454	(46,498,897)	92,807	6,343,439
Balances as of December 31, 2022, in US$		56	7,377,731	270,175	(6,741,706)	13,456	919,712

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(7,007,153)	(6,108,533)	(117,776)	(17,076)
Adjustments to reconcile net loss to net cash used for operating activities
Depreciation of fixed assets		480,396	400,241	337,423	48,922
Amortization and impairment of intangible assets		317,579	162,182	177,019	25,665
Amortization and impairment of licensed copyrights		11,863,521	10,082,541	7,780,928	1,128,129
Amortization and impairment of produced content		4,534,116	6,121,035	5,359,648	777,075
Impairment of long-lived assets		143,534	—	—	—
Provision/(reversal) of credit losses		265,540	(45,228)	25,855	3,749
Unrealized foreign exchange (gain)/loss		(51,819)	15,534	107,595	15,600
Gain on disposal of fixed assets		(20,991)	(25,611)	(34,901)	(5,060)
Gain on disposal of subsidiaries	4	—	(44,861)	(367,717)	(53,314)
Accretion on convertible senior notes and asset-backed debt securities		501,033	618,393	146,079	21,179
Barter transaction revenue		(1,376,912)	(1,243,562)	(876,109)	(127,024)
Share-based compensation		1,370,095	1,219,163	811,441	117,649
Share of losses from equity method investments		224,489	446,323	213,409	30,941
Fair value change and impairment of long-term investments		33,928	82,447	823,806	119,440
Interest and other investment expense/(income)		49,622	(5,134)	(5,537)	(803)
Deferred income tax (benefit)/expense		(41,979)	18,535	30,056	4,358
Amortization of deferred income		(14,969)	(12,674)	(11,760)	(1,705)
Other non-cash (income)/expenses		(67,750)	(46,400)	23,185	3,362
Changes in operating assets and liabilities
Accounts receivable		8,841	644,924	312,776	45,348
Amounts due from related parties		144,423	(56,029)	49,434	7,167
Licensed copyrights		(10,527,700)	(9,731,462)	(6,143,075)	(890,662)
Produced content		(6,728,467)	(10,491,647)	(7,387,666)	(1,071,111)
Prepayments and other assets		1,166,105	96,000	222,399	32,245
Accounts payable		(605,394)	1,438,676	(2,911,022)	(422,059)
Amounts due to related parties		77,049	658,173	204,774	29,689
Customer advances and deferred revenue		429,510	39,592	750,799	108,856
Accrued expenses and other liabilities		(580,615)	(216,064)	(615,479)	(89,236)
Other non-current liabilities		2,897	31,599	1,023,847	148,444
Net cash used for operating activities		(5,411,071)	(5,951,847)	(70,569)	(10,232)
Cash flows from investing activities:
Acquisition of fixed assets		(240,750)	(261,536)	(174,263)	(25,266)
Acquisition of intangible assets		(144,978)	(139,199)	(95,506)	(13,847)
Purchase of long-term investments		(1,050,810)	(386,383)	(78,273)	(11,349)
Proceeds from disposal of long-term investments		40,000	—	20,145	2,921
Acquisition of business, net of cash acquired		(5,798)	—	—	—
Film investments made as passive investor		—	(21,850)	(59,650)	(8,648)
Proceeds from film investments as passive investor		1,612	3,600	30,200	4,379

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Year ended December 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Loans provided to related parties		—	(1,000)	—	—
Loans provided to third parties		(9,655)	(813,000)	—	—
Repayment of loans provided to related parties		100,000	1,000	—	—
Repayment of loans provided to third parties		—	813,030	3,182	461
Purchases of held-to-maturity debt securities		(3,367,103)	(6,419,905)	(727,943)	(105,542)
Maturities of held-to-maturity debt securities		5,202,271	8,518,768	769,766	111,606
Purchases of available-for-sale debt securities		(11,813,599)	(13,555,195)	(3,731,634)	(541,036)
Maturities of available-for-sale debt securities		11,431,950	13,468,301	4,260,759	617,752
Other investing activities		16,156	55,719	49,197	7,133
Net cash provided by investing activities		159,296	1,262,350	265,980	38,564
Cash flows from financing activities:
Proceeds from short-term loans		3,559,525	4,437,033	4,277,653	620,201
Repayments of short-term loans		(3,219,083)	(3,296,979)	(5,033,931)	(729,851)
Repayments of long-term loans and borrowings from third party investors		(709,192)	(880,861)	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs		5,150,888	632,369	3,448,551	499,993
Repayments of convertible senior notes		—	(4,751,022)	—	—
Proceeds from issuance of subsidiaries' shares		9,609	268,457	1,000	145
Proceeds from issuance of ordinary shares in the follow-on offering, net of issuance costs		4,457,007	500,380	—	—
Proceeds from issuance of ordinary shares to third parties upon private placement		—	—	1,172,732	170,030
Proceeds from issuance of Class B ordinary shares to Baidu upon private placement		—	—	634,470	91,990
Proceeds from exercise of share options		196,597	180,002	51,850	7,518
Finance lease payments		(9,020)	(14,473)	(38,132)	(5,529)
Dividends paid by subsidiaries		(62,425)	(27,827)	(64,240)	(9,314)
Other financing activities		—	(6,534)	18,910	2,742
Net cash provided by/(used for) financing activities		9,373,906	(2,959,455)	4,468,863	647,925
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(91,293)	(216,696)	122,418	17,748
Net increase/(decrease) in cash, cash equivalents and restricted cash		4,030,838	(7,865,648)	4,786,692	694,005
Cash, cash equivalents and restricted cash at the beginning of the year		6,909,674	10,940,512	3,074,864	445,813
Cash, cash equivalents and restricted cash at the end of the year		10,940,512	3,074,864	7,861,556	1,139,818
Supplemental disclosures of cash flow information:
Cash paid for interest		502,985	670,916	524,484	76,043
Cash paid for income taxes		97,863	108,436	56,153	8,141
Acquisition of fixed assets included in accounts payable		30,341	68,110	3,751	544

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents		10,915,282	2,997,212	7,097,938	1,029,104
Restricted cash		25,230	77,652	13,618	1,974
Long-term restricted cash	6	—	—	750,000	108,740

Total cash and cash equivalents and restricted cash shown in the statements of cash flows		10,940,512	3,074,864	7,861,556	1,139,818

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1.
ORGANIZATION

iQIYI, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009.

The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services, live broadcasting services and online games services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in the PRC.

As of December 31, 2022, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	Mainland China	March 8, 2010	100%
iQIYI HK Limited (“iQIYI HK”, formerly known as Qiyi.com HK Limited)	Hong Kong	April 14, 2011	100%
iQIYI Media Limited	Cayman	May 26, 2017	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI Interactive Technology Co., Ltd.	Mainland China	January 31, 2019	100%
iQIYI International Singapore Pte, Ltd.	Singapore	February 11, 2020	100%

VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”, formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	Mainland China	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	Mainland China	December 19, 2012	Nil
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	Mainland China	Acquired on May 11, 2013	Nil
Chengdu Skymoons Interactive Network Game Co., Ltd. (“Skymoons Interactive”)	Mainland China	Acquired on July 17, 2018	Nil
Hainan iQIYI Culture Media Co., Ltd.	Mainland China	February 17, 2017	Nil

In July 2018, the Company and its subsidiaries Beijing iQIYI and Shanghai Zhong Yuan acquired a controlling equity interest in Skymoons Inc, Chengdu Skymoons Digital Entertainment Co., Ltd. and their subsidiaries (collectively referred to as “Skymoons”).

PRC laws and regulations prohibit or restrict foreign ownership of companies that engage in internet audio-video program services, value-added telecommunication services, radio and television program production and operation services, and certain other services. To comply with these foreign ownership restrictions, the Group operates its platforms and primarily conducts its business in the PRC through the VIEs. The paid-in capital of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Company or its wholly-owned subsidiaries have entered into shareholder voting rights trust agreements, powers of

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

attorney and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb losses of the VIEs that could potentially be significant to the VIEs and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

Despite the lack of equity ownership, as a result of a series of contractual arrangements (the “Contractual Arrangements”), the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, which gives the Company the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, through the other exclusive agreements, which consist of the business operation agreements/exclusive management consulting and business cooperation agreements, exclusive technology consulting and services agreements, trademark license agreements and software usage license agreements and business cooperation agreement, the Company, through its wholly-owned subsidiaries in the PRC, has the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the commitment letters, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation.

The principal terms of the Contractual Arrangements are further described below:

Loan Agreements

Pursuant to the loan agreement amongst Beijing QIYI Century and the shareholder of Beijing iQIYI, amended and restated on January 30, 2013, Beijing QIYI Century provided a RMB27 million interest-free loan to the shareholder of Beijing iQIYI solely for funds necessary for the capital injection to Beijing iQIYI. The loan can be repaid only with the proceeds from the sale of all of the equity interests in Beijing iQIYI to the Company or its designated representative(s) if permitted under PRC laws. The term of the loan agreement expires on June 23, 2021 originally, which was extended for another ten years to June 23, 2031, and can be further extended upon the written notification from Beijing QIYI Century.

The loan agreement entered into between Beijing QIYI Century and the shareholders of Shanghai iQIYI dated October 25, 2013, contains terms similar to the terms described above, except that the total amount of loans extended to the shareholders of Shanghai iQIYI is RMB10 million. The original term of the loan agreement expires on October 25, 2023,which was extended for another ten years to October 25, 2033 and can be further extended upon the written notification from Beijing QIYI Century.

The loan agreement entered into between Beijing QIYI Century and the shareholder of Shanghai Zhong Yuan, amended on January 14, 2014, contains terms similar to the terms described above, except that the total amount of the loan to the shareholder of Shanghai Zhong Yuan is RMB20 million. The original term of the loan agreement expires on January 14, 2024, which was extended for another ten years to January 14, 2034 and can be further extended upon the written notification from Beijing QIYI Century.

Each of the loan agreements amongst Beijing QIYI Century or other subsidiaries and the respective shareholders of Beijing iQIYI or other VIEs contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date vary.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, the shareholder granted the Company an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholder, when and to the extent permitted under PRC law, at an amount equal to the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. In addition, Beijing iQIYI’s shareholder granted the Company an exclusive right to designate one or more persons to purchase all the equity interests in Beijing iQIYI. Without the prior written consent of the Company, Beijing iQIYI may not: (i) amend its articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of its assets or beneficial interest, (iv) create or allow any encumbrance on its assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contract with a value of more than RMB300 (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to its shareholders. Beijing iQIYI’s shareholder also agrees that he will not dispose of the equity interests in Beijing iQIYI nor create or allow any encumbrance on the equity interests and extend any loans to individuals without the prior written consent of the Company. The shareholder should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. Any and all dividends and other capital distributions from Beijing iQIYI to its shareholders should be repaid to the Company. The agreement will terminate when Beijing iQIYI’s shareholder transfers all of his equity interests in Beijing iQIYI to the Company or its designated person(s) or upon expiration of the term of business of the Company or Beijing iQIYI. The original term of the agreement is ten years, which was extended for another ten years to November 22, 2032 and may be further renewed at the discretion of the Company.

The exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai iQIYI and its shareholders dated October 25, 2013, the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai Zhong Yuan and its shareholder, amended on January 14, 2014, and each of the exclusive purchase option agreements amongst the Company, Beijing QIYI Century or other subsidiaries, Beijing iQIYI or other VIEs and the respective shareholders, contain terms similar to the terms described above. The original terms of the exclusive purchase option agreement of Shanghai iQIYI and Shanghai Zhong Yuan expires on October 25, 2023 and January 14, 2024, which were extended to October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of the Company.

Commitment Letters

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a variable interest entity of the Company under United States generally accepted accounting principles (“U.S. GAAP”) and the relevant contractual arrangements remain in effect, the Company commits to provide unlimited financial support to Beijing iQIYI, if Beijing iQIYI requires any form of reasonable financial support for its normal business operations. If Beijing iQIYI incurs any losses and as a result cannot repay its loans from the Company and Beijing QIYI Century, the Company and Beijing QIYI Century would unconditionally forgive their loans to Beijing iQIYI, if Beijing iQIYI provides sufficient proof for its loss and incapacity to repay.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

Exclusive Technology Consulting and Services Agreements

Pursuant to the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century has the sole and exclusive right to provide to Beijing iQIYI specified technology consulting and services in return for service fees. Beijing iQIYI agrees to accept such services and, without the prior written consent of Beijing QIYI Century, may not accept the same or similar technology consulting and services provided by any third party during the term of the agreement. Beijing iQIYI agrees to pay specified service fees to Beijing QIYI Century on a quarterly basis. Beijing QIYI Century has the right to unilaterally adjust the amount of the service fee through written confirmation, without prior consent from Beijing iQIYI. All the benefits and interests generated from the agreement, including but not limited to software copyrights, intellectual property rights, know-how and trade secrets, become the sole and exclusive rights of Beijing QIYI Century. The agreement has a term of ten years originally, which was extended for another ten years to November 23, 2031, unless Beijing QIYI Century unilaterally terminates the agreement by giving written notification at least thirty days prior to the expiration of the agreement. The agreement can also be further renewed at the discretion of Beijing QIYI Century.

The exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai iQIYI on October 25, 2013, the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan, amended on January 14, 2014, and each of the exclusive technology consulting and service agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above. The original terms of the exclusive technology consulting and services agreement of Shanghai iQIYI and Shanghai Zhong Yuan expires on October 25, 2023 and January 14, 2024, which were extended to October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of Beijing QIYI Century.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Business Operation Agreements / Exclusive Management Consulting and Business Cooperation Agreements

Pursuant to the business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, Beijing iQIYI agrees to accept the proposal provided by Beijing QIYI Century from time to time relating to employment, daily business and financial management. This agreement can only be unilaterally revoked/amended by Beijing QIYI Century. The agreement has a term of ten years originally, which was extended for another ten years to January 30, 2033 and is further renewable at the discretion of Beijing QIYI Century.

The business operation agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the business operation agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, and the business operation agreements or the exclusive management consulting and business cooperation agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above. The original term of the business operation agreement of Shanghai iQIYI and Shanghai Zhong Yuan expires on October 25, 2023 and January 14, 2024, which were extended to October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of Beijing QIYI Century.

Trademark License Agreement and Software Usage License Agreement

Pursuant to the trademark license agreement and the software usage license agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive and non-transferable license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years and the software usage license agreement may be extended upon the written consent of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement. The software usage license agreement was extended for another five years after its initial term, and was extended for another ten years to December 1, 2031 and is further renewable at the discretion of Beijing QIYI Century.

Business Cooperation Agreement

Pursuant to the business cooperation agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use technology services provided by Beijing QIYI Century on its platform, including but not limited to, P2P download and video on-demand systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The original term of this agreement is ten years, which was extended for another ten years to November 23, 2031 and can be further renewed at Beijing QIYI Century’s discretion.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; (ii) each of the contractual arrangements with the VIEs and their shareholders are valid and legally binding upon each party to such agreement under PRC laws; and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any explicit provisions of the current PRC laws and regulations.

On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in the PRC. The Foreign Investment Law requires compliance with a negative industry catalog (“Negative List”), which sets forth the business that are restricted and prohibited from foreign investment. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. The VIEs’ internet audio-video program services, value-added telecommunication services, radio and television program production and operation services, and certain other services are included in the Negative List. If any of the contractual arrangements would be deemed as a foreign investment that is prohibited by the Foreign Investment Law or any other current or future laws, regulations or interpretations, the Company’s ability, through its wholly- owned subsidiaries in the PRC, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In addition, if the current organizational structure or any of the contractual arrangements were found to be in violation of any existing and/or future PRC laws or regulations, the Company may be subject to penalties, which may include but not be limited to: the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may cause the Company to lose its right to direct the activities that most significantly impact the VIEs and/or the right to receive economic benefits that could potentially be significant to the VIEs based on the contractual arrangements, which may result in the Company no longer being able to consolidate the financial results of the VIEs in the consolidated financial statements.

Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	950,267	1,882,877	272,992
Short-term investments	595,754	529,411	76,757
Accounts receivable, net	2,613,546	2,316,961	335,928
Licensed copyrights, net	669,672	527,792	76,523
Prepayments and other assets	3,027,691	2,366,445	343,102
Total current assets	7,856,930	7,623,486	1,105,302
Non-current assets:
Fixed assets, net	726,115	649,690	94,196
Long-term investments	1,987,678	1,941,014	281,421
Licensed copyrights, net	2,288,848	1,952,497	283,085
Produced content, net	10,425,514	12,534,227	1,817,292
Operating lease assets	697,965	578,937	83,938
Goodwill	2,412,989	2,350,790	340,833
Others	919,713	712,697	103,331
Total non-current assets	19,458,822	20,719,852	3,004,096
Total assets	27,315,752	28,343,338	4,109,398
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts payable	5,068,907	3,315,976	480,771
Customer advances and deferred revenue	3,370,582	4,125,789	598,183
Short-term loans (i)	2,292,899	2,381,846	345,335
Operating lease liabilities, current portion	108,059	95,603	13,861
Accrued expenses and other liabilities	3,101,273	2,315,572	335,726
Total current liabilities	13,941,720	12,234,786	1,773,876
Non-current liabilities:
Operating lease liabilities	579,844	502,687	72,883
Other non-current liabilities	339,238	1,247,571	180,881
Total non-current liabilities	919,082	1,750,258	253,764
Amounts due to the Company and its subsidiaries	20,835,196	22,808,971	3,306,990
Total liabilities	35,695,998	36,794,015	5,334,630

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Total revenues	27,412,800	28,947,480	26,966,013	3,909,704
Net (loss)/income	(1,360,562)	(1,688,711)	334,414	48,485
Net cash provided by operating activities	980,975	160,904	275,422	39,933
Net cash (used for )/provided by investing activities	(625,675)	(540,018)	547,231	79,341
Net cash (used for)/provided by financing activities	(380,298)	515,423	79,733	11,560

(i) In accordance with the arrangement as described in Note 13, the Group consolidates the securitization vehicle as it is a VIE for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIE. As of December 31, 2021 and 2022, RMB708,195 and nil, respectively, of the loan is repayable within one year and is included in “Short-term loans”, in the carrying amounts of the liabilities of the VIEs and VIEs' subsidiaries.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 92%, 94% and 92% of the Group’s consolidated revenues for the years ended December 31, 2020, 2021 and 2022, respectively, after elimination of inter-company transactions. As of December 31, 2022, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than the aforementioned in the share pledge agreements, business operation agreements and collateralization of a VIE’s office building as described in Note 13.

The VIEs’ third-party creditors did not have recourse to the general credit of the Company in the normal course of business. The Company did not provide or intend to provide financial or other support not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

As disclosed in the Group's consolidated financial statements as of December 31, 2021, there was substantial doubt regarding its ability to continue as a going concern as it did not have sufficient funds to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023 (Note 14) without securing additional financing. The Group has implemented plans and improved its financial position by reducing discretionary capital expenditures and operational expenses (the "Plans") and secured additional financing. In March 2022, the Group issued ordinary shares for a total cash purchase price of US$285 million (equivalent to RMB1,807.2 million) in a private placement transaction (Note 19). In December 2022, the Group issued US$500.0 million (equivalent to RMB3,448.6 million) convertible senior notes (Note 14) to certain investors. In January 2023, the Group completed a registered follow-on public offering of ADSs and received net proceeds of US$500 million (equivalent to RMB3,448.6 million). In February 2023, certain investors exercised their option to subscribe for an additional amount of US$50.0 million (equivalent to RMB344.9 million) convertible senior notes (Note 26). In March 2023, the Group issued US$600 million (equivalent to RMB4,138.3 million) convertible senior notes. Concurrently with and shortly after the offering, the Group also entered into separate and individually privately negotiated agreements with certain holders of the 2026 Notes to repurchase US$340 million (equivalent to RMB2,345.0 million) principal amount of such notes (Note 26).

The Group has incurred net losses since inception and had an accumulated deficit of RMB46,498,897 (US$6,741,706) as of December 31, 2022 and negative cash flow from operations of RMB70,569 (US$10,232) for the year ended December 31, 2022. As of December 31, 2022, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB7,929,821 (US$1,149,715), unused credit lines of RMB1,635,644 (US$237,146) and a working capital deficit of RMB14,344,383 (US$2,079,740). However, net loss decreased from RMB6,108,533 for the year ended December 31, 2021 to RMB117,776 (US$17,076) for the year ended December 31, 2022, which led to improved operating cash flows.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As a result of the cash generated from operations, coupled with the Plans and funds raised above, the substantial doubt regarding the Group's ability to continue as a going concern has been resolved.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB6.8972 per US$1.00 on December 31, 2022, the last business day in fiscal year 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtains control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIEs through power to govern the activities which most significantly impact its economic performance and is obligated to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs, then the entity is consolidated. All intercompany balances and transactions between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accrued sales rebates for online advertising revenues, the allowance for credit losses of accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties and debt securities, liabilities associated with financial guarantees, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), useful lives of certain finite-lived intangible assets, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, recoverability of indefinite-lived intangible assets and goodwill, ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced content monetized as a film group or individually, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Foreign currency translation and transactions

The Company’s functional currency is the US$ and its reporting currency is the RMB. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830, Foreign Currency Matters (“ASC 830”). The functional currency of the subsidiaries in the Cayman Islands and Hong Kong is the U.S. dollar. The functional currencies of the subsidiaries, VIEs and VIEs’ subsidiaries in Mainland China are the RMB. The Company uses the monthly average exchange rate and the exchange rate at the balance sheet date to translate the operating results and financial position to its reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

Restricted Cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. The Group’s restricted cash mainly represents restricted deposits used as security against short-term loans, convertible senior notes and certain lawsuits.

In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets, included in "Restricted cash" in the consolidated balance sheets. Otherwise, they are classified as non-current assets, included in "Prepayments and other assets" in the consolidated balance sheets.

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments.

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC topic 320, Investments—Debt and Equity Securities (“ASC 320”). The Group classifies the short-term investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The Group determines realized gains or losses on sale of held-to-maturity securities on a specific identification method, and records such gains or losses in earnings.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

Measurement of credit losses

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

addition to information about past events and current conditions.

Accounts Receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Measurement of credit losses”. The receivable balances are written off when they are deemed uncollectible. The Group generally does not require collateral from its customers.

Receivables from Online Payment Agencies, net

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions and are included in “Prepayments and other assets” on the consolidated balance sheets. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used and provides an allowance for credit losses as discussed in “Measurement of credit losses”. Receivable balances are written off when they are deemed uncollectible. As of December 31, 2021 and 2022, allowance for credit losses provided for the receivables from online payment agencies were insignificant.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

Available-for-sale debt securities are convertible debt instruments issued by private companies and investments in equity securities that are redeemable at the Company’s option, which are measured at fair value, with interest income recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

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

Licensed copyrights, net

Licensed copyrights consist of professionally produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own platforms and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.

For the right to broadcast the contents on its own platforms that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content's contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of the Group’s content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal. When the Group disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

Online advertising services

The Group sells advertising services primarily to third-party advertising agencies and a small portion is sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its platforms in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The Group performs a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where the Group provides customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied through the Group’s display of the advertisements in accordance with the revenue contracts.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own platform only. Each transferring party retains the right to continue broadcasting the exclusive content on its own platform and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, the Company further reviews the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

Others

Other revenues mainly include revenues from online games, live broadcasting and other licensing.

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

For transactions where the Group is the principal, the Group determines that the in-game virtual items are identified as performance obligations. The Group provides on-going services to the end-users who purchase virtual items to gain an enhanced game-playing experience. For the sale of durable virtual items, the Group recognizes revenues ratably over the estimated average playing period of these paying players, starting from the point in time when durable virtual items are delivered to the players’ accounts. For the sale of consumable virtual items, the Group recognizes revenue as the items are consumed.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Other licensing

The Group grants rights to its customers to re-create short-form videos for selected content assets from its existing content library over a fixed license period. The transaction price is allocated based on the estimated standalone selling prices of the identified performance obligations, which consists of (i) the licensing of rights related to selected content assets in the existing content library; and (ii) future unspecified updates to the existing content library during the license period. The Group records revenue when the customer obtains the rights for the selected content assets from its existing content library at the commencement of the license period and as the updated contents are made available to the customer over the license period.

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

Contract assets mainly represent unbilled amounts related to the Group's rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2021 and 2022, contract assets were RMB1,591,152 and RMB1,490,656
(US$216,125), respectively, net of an allowance for credit losses of RMB14,721 and RMB12,409 (US$1,799), respectively. The decrease in the balance of contract assets was primarily due to less outstanding advertising contracts as of December 31, 2022 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) non-cash credits granted to customers. Contract liabilities are primarily presented as “Customer advances and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB4,416,413 and RMB5,053,031 (US$732,621) as of December 31, 2021 and December 31, 2022, respectively. The increase in contract liabilities is a result of the increase in consideration received from the Group’s customers. Revenue recognized for the year ended December 31, 2022 that was included in contract liabilities as of January 1, 2022 was RMB3,398,774 (US$492,776).

As of December 31, 2022, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was RMB3,465,946 (US$502,515), which is expected to be recognized over the next three years.

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

Advertising expenses

Advertising expenses, primarily marketing spend in channel coverage and content related promotion are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended December 31, 2020, 2021 and 2022 were RMB2,304,782, RMB2,383,257 and RMB1,809,118 (US$262,297), respectively.

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses (including share-based compensation cost) incurred for the development and enhancement to the Group’s platforms as well as costs associated with new product development

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

and enhancement. Depreciation expenses and other operating costs are also included in research and development expenses. The Group recognizes research and development costs as expenses when incurred.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with certain conditions are recorded as “Other liabilities” or “Other non-current liabilities” when received and will be recognized as income in “Others, net” or as a reduction of specific operating costs and expenses when the conditions are met. The government subsidies with no further conditions to be met are recognized as income in “Others, net” or as a reduction of specific operating costs and expenses for which the grants are intended to subsidize. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive loss.

Leases

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. For leases of IDC facilities, the Group accounts for the lease and non-lease components as a single lease component. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

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

The Group applies the provisions of ASC topic 740, Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2017 through 2022 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

(Loss)/earnings per share

The Company computes (loss)/earnings per Class A and Class B ordinary shares in accordance with ASC topic 260, Earnings per Share (“ASC 260”) using the two-class method. Under the two-class method, net income is allocated between ordinary shares and

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the (loss)/earnings per share calculation. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 19). As a result, and in accordance with ASC 260, the undistributed (loss)/income is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed (loss)/income is allocated on a proportionate basis.

Diluted (loss)/earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of ordinary shares issuable upon the conversion of convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of share options and vesting of restricted share units, using the treasury stock method. Potential ordinary shares are excluded from the computation of diluted (loss)/earnings per share if their effects are anti-dilutive. The computation of the diluted (loss)/earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted (loss)/earnings per Class B ordinary share does not assume the conversion of such shares. The Company adjusts for the securities issued by subsidiaries and equity method investees in the calculation of (loss)/income available to ordinary shareholders of the Company used in the diluted (loss)/earnings per share calculation.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, receivables from online payment agencies, amounts due from related parties, prepayments and other assets, long-term investments, accounts and notes payable, short-term loans, income tax payable, amounts due to related parties, accrued expenses, other liabilities and convertible senior notes. The carrying amounts of these financial instruments, except for long-term equity investments without readily determinable fair values, long-term equity method investments, long-term available-for-sale debt security and convertible senior notes, approximate their fair values because of their generally short maturities.

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

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, amounts due from related parties, receivables from online payment agencies and long-term restricted cash included in prepayments and other assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2022, the Group has RMB7,861,556 (US$1,139,818) in cash, cash equivalents, restricted cash and long-term restricted cash included in prepayments and other assets, which is held in cash and demand deposits with several financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance as of December 31, 2021 and 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable denominated in U.S. dollars. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 8.23% in 2022. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, accounts and notes payable and all the amount of convertible senior notes are denominated in U.S. dollars. Any significant fluctuation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

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

Impact of COVID-19

Although the Group’s businesses have resumed, there is still continuing adverse impact on the Group’s online advertising revenues as a result of the challenging macroeconomic environment and the COVID-19 pandemic resurgence in 2022. Uncertainties still exist as it relates to the impact of COVID-19’s on the Group’s businesses, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; possibility of Delta and Omicron outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the uneven impact to certain industries, and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures, almost all of which are beyond the Group's control. As a result, certain of the Group’s estimates and assumptions, including the fair value of the Group’s film groups, allowance for credit losses, the fair value of non-marketable equity securities and fair value of financial assets or long-lived assets subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

3.
SHORT-TERM INVESTMENTS

As of December 31, 2021 and 2022, the Group’s short-term investments consist of held-to-maturity debt securities and available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

4.
LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

Equity investments without readily determinable fair value

As of December 31, 2021 and 2022, the carrying amounts of the Group’s equity investments without readily determinable fair value were as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Initial cost basis	2,285,439	2,286,171	331,464
Cumulative unrealized gains	329,768	87,226	12,647
Cumulative unrealized losses (including impairment)	(270,421)	(710,476)	(103,009)

Total carrying amount	2,344,786	1,662,921	241,102

Impairment charges recognized on equity investments measured using the measurement alternative were RMB73,199, RMB168,079 and RMB458,559 (US$66,485) for the years ended December 31, 2020, 2021 and 2022, respectively.

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	38,595	94,510	31,295	4,537
Gross unrealized losses (downward adjustments excluding impairment)	(495)	—	—	—

Net unrealized gains on equity securities held	38,100	94,510	31,295	4,537
Net realized gains on equity securities sold	—	—	—	—

Total net gains recognized in other income, net	38,100	94,510	31,295	4,537

Equity method investments

In July 2018, the Group acquired a 32% outstanding equity interest amounting to RMB796,000 in Beijing Xin’ai Sports Media Technology Co., Ltd (or “Xin’ai”) that is engaged in the operation of a sports content platform. The Group has significant influence over the investee and therefore accounts for its equity interest as an equity method investment. The excess of the carrying value of the investment over the proportionate share of Xin’ai’s net assets of RMB609,502 was recognized as basis differences and investment goodwill. As of December 31, 2021 and 2022, the Group’s equity interest in Xin’ai was diluted to 23% and 23%, respectively, due to subsequent rounds of equity financing.

Strawbear Entertainment Group (or “Strawbear”), a company that is listed on the Hong Kong Stock Exchange (“HKSE”), is a major drama series producer and distributor in the PRC, covering the investment, development, production and distribution of TV series and web series. In November 2018 and May 2020, the Group acquired a total of 19.57% equity interest for a total cash

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

consideration of US$55,139 in Strawbear and accounted for the investment using the measurement alternative as the shares held by the Group are not considered in-substance common stock. Upon the completion of the initial public offering of Strawbear on January 15, 2021, the shares held by the Group were automatically converted to common stock, and the Group’s equity interest in Strawbear was diluted to 14.68%. The Group can actively participate in the significant operation and financing decisions of Strawbear through its two seats on Strawbear’s board of directors with a total of nine members. Accordingly, the Group is considered to have significant influence over Strawbear and accounts for such investment as an equity method investment with an initial carrying value amounting to RMB443,670. The excess of the carrying value of the investment over the proportionate share of Strawbear’s net assets of RMB225,336 was recognized as basis differences and investment goodwill. In 2022, the market value of Strawbear had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Group concluded that the decline in market value of the investment in Strawbear was other-than-temporary and an impairment charge of RMB382,715 (US$55,488) was recorded for the year ended December 31, 2022. As of December 31, 2022, the Group’s equity interest in Strawbear was 13.97%, which had a fair value of RMB88,652 (US$12,853) based on the closing share price.

In January 2022, the Group entered into an amended shareholder agreement with other investors of Beijing Dreamagic Science and Technology Co., Ltd. (or “Dreamagic”), a subsidiary of the Group in the business of producing virtual reality equipment for which the Group held an 81.95% interest in Dreamagic’s common stock while other investors hold preferred stock (44.6% on a fully diluted basis). The amended shareholder agreement included substantive changes to (i) increase the number of votes to 60% of the outstanding voting interests for significant decisions of Dreamagic that are made in the ordinary course of business; and (ii) reduce the number of seats on Dreamagic's board of directors to three seats with a total of seven members. As a result, the Group lost control and deconsolidated Dreamagic but can still participate in the significant operation and financing decisions of Dreamagic, and is considered to have significant influence over Dreamagic and accounts for its common stock investment as an equity method investment with an initial carrying value amounting to RMB250,502 (US$36,319). The excess of the carrying value of the investment over the proportionate share of Dreamagic's net assets of RMB208,084 (US$30,169) was recognized as basis differences and investment goodwill. In addition, the preferred stock investment of 7.28% held by the Group, on a fully diluted basis, contains substantive liquidation and redemption preference and is not considered in-substance common stock and accounted for using the measurement alternative. The Group recognized a total gain of RMB367,717 (US$53,314) from the transaction in "Others, net" in the consolidated statement of comprehensive loss for the year ended December 31, 2022, of which substantially all of the gain relates to the re-measurement of the Group's retained investment in Dreamagic. The fair value of the retained investment was determined by estimating the total equity value of Dreamagic using an option pricing model based on the observable transaction price of a recent round of financing and then allocating the total estimated equity value to each class of equity based on their different rights and obligations. Dreamagic is considered a related party after deconsolidation. Upon deconsolidation, a financial liability with a maximum potential amount of RMB140,044 (US$20,304) was recognized for the Group’s obligation to guarantee payments to certain guaranteed preferred shareholders if Dreamagic is unable to pay the redemption price of the preferred shares in full upon the occurrence of redemption or liquidation event, which partially offset the disposal gain. As of December 31, 2022, the Group’s equity interests of common stock were diluted to 42.66% on a fully diluted basis, due to a subsequent issuance of preferred equity financing.

As of December 31, 2021 and 2022, the Group also held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amounts of the Group’s equity method investments including Xin’ai and Strawbear were RMB580,776 and RMB279,095 (US$40,465) as of December 31, 2021 and 2022, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Available-for-sale debt investments

Available-for-sale debt investments are measured at fair value and consist of convertible debt instruments issued by private companies and investments in equity securities that are redeemable at the Company’s option with no contractual maturity date.

	As of
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Cost or Amortized cost	76,500	319,975	46,392
Gross unrealized gains	3,780	176,219	25,549
Gross unrealized losses	(2,425)	(10,870)	(1,576)

Fair value	77,855	485,324	70,365

5.
ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Accounts receivable	2,988,100	2,532,823	367,225
Allowance for credit losses	(240,326)	(130,148)	(18,870)
Accounts receivable, net	2,747,774	2,402,675	348,355

The following table presents movement of the allowance for credit losses:

	As of December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Balance at the beginning of the year	144,574	360,299	240,326	34,844
Cumulative effect of adopting ASU 2016-13	72,366	—	—	—
Provisions/(Reversal)	202,108	(62,267)	(41,943)	(6,081)
Write-offs	(58,749)	(57,706)	(68,235)	(9,893)
Balance at the end of the year	360,299	240,326	130,148	18,870

6.
PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Current portion:
Contract assets (i)	1,591,152	1,490,656	216,125
VAT prepayments	711,114	335,350	48,621
Prepaid licensed copyrights	152,596	136,656	19,813
Receivables from online payment agencies	324,327	369,734	53,606
Advances to suppliers	219,605	128,065	18,568
Prepaid expenses	61,594	21,101	3,059
Deposits and prepaid rental fees	21,485	13,220	1,917
Others (ii)	184,650	108,145	15,681
	3,266,523	2,602,927	377,390

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Non-current portion:
Prepaid licensed copyrights	2,193,285	2,525,282	366,131
Licensed copyrights prepaid assets (iii)	571,518	469,259	68,036
Deposits and prepaid rental fees	46,635	25,308	3,669
Long-term restricted cash (iv)	—	750,000	108,740
Others (ii)	94,252	95,284	13,816
	2,905,690	3,865,133	560,392
(i)
The allowance for credit losses on contract assets was RMB14,721 and RMB12,409 (US$1,799) as of December 31, 2021 and 2022, respectively. The reversals charged against the allowance were RMB9,310 and RMB2,311 (US$335) for the years ended December 31, 2020 and 2022, respectively. The provision charged against the allowance were RMB5,446 for the year ended December 31,2021. No write-offs were charged against the allowance for the years ended December 31, 2020, 2021 and 2022.
(ii)
The allowance for credit losses on other current and non-current assets were RMB93,217 and RMB133,644 (US$19,377) as of December 31, 2021 and 2022, respectively. The provision charged against the allowance were RMB73,688, RMB19,529, and RMB57,115 (US$8,281) for the years ended December 31, 2020, 2021 and 2022, respectively. The write-offs charged against the allowance were nil, nil and RMB16,688 (US$2,420) for the years ended December 31, 2020, 2021 and 2022, respectively.
(iii)
Licensed copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under nonmonetary exchanges but the counterparty has already received the content copyrights from the Group.
(iv)
Long-term restricted cash represents collateral to repayments of PAG Notes (Note 14).
7.
LICENSED COPYRIGHTS, NET

	As of December 31, 2021
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	41,489,049	(33,016,890)	(311,375)	8,160,784
—Sublicensing rights	7,072,190	(7,043,743)	—	28,447
	48,561,239	(40,060,633)	(311,375)	8,189,231
Less: current portion
—Broadcasting rights	8,591,506	(7,662,016)	(26,748)	902,742
—Sublicensing rights	7,072,190	(7,043,743)	—	28,447
	15,663,696	(14,705,759)	(26,748)	931,189
Licensed copyrights—non-current
—Broadcasting rights	32,897,543	(25,354,874)	(284,627)	7,258,042
—Sublicensing rights	—	—	—	—
	32,897,543	(25,354,874)	(284,627)	7,258,042

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2022
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	43,217,278	(35,369,335)	(261,256)	7,586,687	1,099,966
—Sublicensing rights	7,399,172	(7,399,172)	—	—	—
	50,616,450	(42,768,507)	(261,256)	7,586,687	1,099,966
Less: current portion
—Broadcasting rights	8,213,434	(7,448,077)	(19,299)	746,058	108,168
—Sublicensing rights	7,399,172	(7,399,172)	—	—	—
	15,612,606	(14,847,249)	(19,299)	746,058	108,168
Licensed copyrights—non-current
—Broadcasting rights	35,003,844	(27,921,258)	(241,957)	6,840,629	991,798
—Sublicensing rights	—	—	—	—	—
	35,003,844	(27,921,258)	(241,957)	6,840,629	991,798

Amortization expense of RMB11,473,222, RMB10,082,541 and RMB7,780,928 (US$1,128,129) for the years ended December 31, 2020, 2021 and 2022, respectively, was recognized as cost of revenues.

Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
Within 1 year	3,028,318	439,065
Between 1 and 2 years	1,525,280	221,145
Between 2 and 3 years	1,067,625	154,791

8.
INTANGIBLE ASSETS, NET

Finite-lived intangible assets

	As of December 31, 2021
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
Intellectual property rights (i)	505,546	(223,358)	282,188
Traffic acquisition agreement	546,150	(546,150)	—
Published mobile games	514,664	(491,614)	23,050
Trademarks	165,292	(116,589)	48,703
Online literature	155,085	(76,433)	78,652
Domain names	188,388	(116,239)	72,149
Technology	101,730	(70,342)	31,388
Others	31,738	(22,563)	9,175
	2,208,593	(1,663,288)	545,305

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2022
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Intellectual property rights (i)	532,184	(252,647)	279,537	40,529
Published mobile games	514,664	(514,664)	—	—
Trademarks	165,404	(120,809)	44,595	6,466
Online literature	141,758	(110,109)	31,649	4,589
Domain names	185,558	(123,491)	62,067	8,999
Technology	101,730	(90,688)	11,042	1,601
Others	17,738	(9,943)	7,795	1,129
	1,659,036	(1,222,351)	436,685	63,313

(i)
Intellectual property rights include various rights the Company acquires either individually or in a bundle to broadcast, operate, publish, translate, distribute and/or adapt various forms of media, including but not limited to online games, literature and films.

RMB15,391, nil and nil of impairment charges were recognized on intangible assets and are included in “Cost of revenues” in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively.

Amortization expense was RMB302,188, RMB162,182 and RMB177,019 (US$25,665) for the years ended December 31, 2020, 2021 and 2022, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	91,448	13,259
Between 1 and 2 years	65,791	9,539
Between 2 and 3 years	59,113	8,571
Between 3 and 4 years	56,732	8,225
Between 4 and 5 years	51,975	7,536

9.
PRODUCED CONTENT, NET

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Released, less amortization and impairment
— Predominantly monetized with other contents	2,850,114	3,725,252	540,110
— Predominantly monetized on its own	29,782	89,987	13,047
	2,879,896	3,815,239	553,157
In production, less impairment
— Predominantly monetized with other contents	6,338,582	7,581,415	1,099,202
— Predominantly monetized on its own	503,515	660,197	95,720
	6,842,097	8,241,612	1,194,922
In development, less impairment
— Predominantly monetized with other contents	1,134,351	910,235	131,972
— Predominantly monetized on its own	94,734	34,818	5,048
	1,229,085	945,053	137,020
	10,951,078	13,001,904	1,885,099

Amortization expense of RMB3,023,628, RMB4,641,353, RMB4,556,960 (US$660,697) and RMB1,095,325, RMB1,318,693, RMB735,169 (US$106,589) was recognized as “Cost of revenues” in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, for produced content predominantly monetized with other content assets and for produced

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

content predominantly monetized on its own, respectively. As of December 31, 2022, approximately RMB192,040 (US$27,843) of accrued participation cost liabilities will be paid during the upcoming operating cycle.

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
Within 1 year	1,446,955	209,789
Between 1 and 2 years	588,109	85,268
Between 2 and 3 years	423,182	61,356

10.
GOODWILL

The Company has one reporting unit and the changes in the carrying amount of goodwill from 2021 to 2022 was as follows:

RMB
Balance at December 31, 2020 and 2021	3,888,346

Deconsolidation of subsidiaries (Note 4)	(62,199)
Balance at December 31, 2022	3,826,147

Balance at December 32, 2022, in US$	554,739

The fair value of the Group exceeded its carrying value as of December 31, 2021 and 2022, respectively, and therefore the Group’s goodwill was not impaired.

11.
FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Computer equipment	2,285,185	1,960,884	284,301
Office building	588,685	588,685	85,351
Leasehold improvements	194,336	162,653	23,582
Office furniture and equipment	158,784	147,766	21,424
Others	27,786	29,211	4,235
	3,254,776	2,889,199	418,893
Less: Accumulated depreciation	(1,916,807)	(1,793,614)	(260,050)
Construction in progress	6,815	9,136	1,326
	1,344,784	1,104,721	160,169

Impairment charges in the amount of RMB95,111, nil and nil were recognized on fixed assets for the years ended December 31, 2020, 2021 and 2022, respectively.

Depreciation expense was RMB480,396, RMB400,241 and RMB337,423 (US$48,922) for the years ended December 31, 2020, 2021 and 2022, respectively.

12.
LEASES

The Group’s operating leases mainly related to office facilities, land use rights and IDC facilities.

As of December 31, 2021 and 2022, the weighted average remaining lease term for the Group’s operating leases were 8.9 years and 9.4 years, respectively, and the corresponding weighted average discount rates were 5.55% and 5.59%, respectively. As of

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

December 31, 2021 and 2022, the weighted average remaining lease term for the Group’s finance leases were 2.2 years and 1.2 years, respectively, and the corresponding weighted average discount rates were 5.50% and 5.50%, respectively.

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Finance lease
Computer equipment	118,997	118,997	17,253
Accumulated depreciation	(23,215)	(46,127)	(6,688)
Computer equipment, net	95,782	72,870	10,565
Finance lease liabilities, current portion	42,853	30,862	4,475
Finance lease liabilities	43,058	16,507	2,393
Total finance lease liabilities	85,911	47,369	6,868

The components of lease costs were as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating lease costs(i)	173,815	202,862	155,408	22,532
Finance lease costs
Amortization of finance lease assets	25,010	12,856	22,912	3,322
Interest on lease liabilities	4,251	1,866	3,463	502
Total finance lease costs	29,261	14,722	26,375	3,824

(i)
Excludes short-term lease contract costs of RMB451 million, RMB328 million and RMB310 million (US$45 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Finance lease costs were recorded as cost of revenues and interest expenses. Variable lease costs were immaterial for the years ended December 31, 2020, 2021 and 2022. For the years ended December 31, 2020, 2021 and 2022, no lease costs for operating and finance leases were capitalized.

Cash paid for amounts included in the measurement of lease liabilities:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating cash payments for operating leases	208,493	190,407	129,803	18,820
Operating cash payments for finance leases	662	1,004	3,872	561
Financing cash payments for finance leases	9,020	14,473	38,132	5,529

Lease assets obtained in exchange for lease obligations:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating leases	359,168	36,515	6,868	996
Finance leases	15,208	75,693	—	—

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Future lease payments under lease liabilities as of December 31, 2022 were as follows:

	Operating leases		Finance leases
	RMB	US$	RMB	US$
Year ending December 31,
2023	102,756	14,898	31,533	4,572
2024	79,602	11,541	27,954	4,053
2025	74,799	10,845	—	—
2026	70,441	10,213	—	—
2027	69,881	10,132	—	—
Thereafter	385,191	55,848	—	—
Total future lease payments	782,670	113,477	59,487	8,625
Less: Imputed interest	(170,582)	(24,732)	(12,118)	(1,757)
Total lease liability balance	612,088	88,745	47,369	6,868

13.
LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2021 and 2022 amounted to RMB4,117,774 and RMB3,347,638 (US$485,362), respectively, which primarily consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2021 and 2022, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group and either collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB535,432 and RMB522,390 (US$75,739), respectively, or collateralized by restricted cash balances totaling US$5,300 and nil, respectively. Certain of the Group’s outstanding short-term loan agreements contain financial and other covenants, which depend on the financial position or performance of the Group's subsidiaries, VIEs and VIEs’ subsidiaries. One of the Group’s VIEs did not satisfy certain financial covenants for 2022, based on which the commercial bank has the right to suspend the issuance of credit lines, and/or cause all outstanding amounts totaling RMB600,000 (US$86,992) with original maturity dates in 2023 to be due and repayable immediately. On February 6, 2023, the commercial bank has waived its right to demand immediate repayment. Therefore, this did not constitute an Event of Default with respect to the convertible senior notes as of December 31, 2022 (Note 14).

Structured payable arrangements

In 2020, 2021 and 2022, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from the Group to the banks or other financial institutions at a discount. For the years ended December 31, 2020, 2021 and 2022, the Group was legally obligated to pay the banks or other financial institutions in the amount totaling RMB395,943, RMB1,058,619 and RMB1,497,423 (US$217,106), respectively, which will mature within one year.

As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2021 and 2022, the outstanding borrowings from the factoring arrangements were RMB750,067 and RMB754,581 (US$109,404), respectively, which are repayable within one year and are included in “Short-term loans” on the consolidated balance sheets.

Borrowings from third-party investors

Asset-backed debt securities

In July 2021 and November 2021, the Group entered into a series of transactions (“reverse factoring arrangement”) in order to re-finance certain payables due to its suppliers. In the reverse factoring arrangement, the Group's suppliers sold certain receivables due from the Group (the "2021 factored receivables") amounting to RMB231,573 and RMB633,938, respectively, to the financial institutions at a discount. The 2021 factored receivables were recorded as accounts payable in the Group’s consolidated balance

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

sheets. The 2021 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.5% and 4.5% for gross proceeds of RMB200,000 and RMB570,000, respectively. Concurrently, the Group also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the corresponding asset-backed debt securities which matured in July 2022 and November 2022, respectively. Under such arrangement, the payable obligation between the Group and the suppliers was considered settled and the Group was legally obligated to pay the financial institutions thereafter. As the 2021 factored receivables were purchased by the financial institutions using the proceeds raised from issuance of the asset-backed debt securities and used to factor the suppler invoices to securitize the debt securities, the factored receivables are viewed as collateral for raising loans through the issuance of the corresponding asset-backed debt securities. The borrowings have an effective interest rate of 8.40% and 8.26%, respectively.

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

RMB200,000 (US$28,997) and RMB570,000 (US$82,642) of 2021 asset-backed debt securities was repaid when it became due in July 2022 and November 2022. The 2021 asset-backed debt securities were fully repaid as of December 31, 2022. As of December 31, 2021 and 2022, the outstanding borrowings from asset-backed debt securities in “Short-term loans” in the consolidated balance sheets were RMB762,717 and nil, respectively.

The weighted average interest rate for all of the outstanding short-term borrowings mentioned above as of December 31, 2021 and 2022 was 4.80% and 3.95%, respectively. As of December 31, 2021 and 2022, the aggregate amounts of unused lines of credit for short-term loans were RMB2,754,099 and RMB1,635,644 (US$237,146), respectively.
14.
CONVERTIBLE SENIOR NOTES

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

The holders may require the Company to repurchase all or a portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2021, the Company repurchased US$746.8 million aggregate principal amount of the 2023 Notes as requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$3.2 million (equivalent to RMB22.1 million) aggregate principal amount of the 2023 Notes remained outstanding and was included in “Convertible senior notes, current portion” as of December 31, 2022 as it will mature on December 1, 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

PAG Convertible Senior Notes

On December 30, 2022, the Company issued US$500 million convertible senior notes (the “PAG Notes”), pursuant to the definitive agreements entered into with PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates (collectively, the "Investors") in August 2022. The PAG Notes are senior, secured obligations of the Company by certain collateral arrangements, and interest is payable quarterly in cash at a rate of 6.00% per annum on January 1, April 1, July 1 and October 1 of each year, beginning on April 1, 2023. The PAG Notes will mature on the fifth anniversary of the issuance date unless redeemed, repurchased or converted prior to such date. The Company offered an additional US$50 million principal amount of the PAG Notes simultaneously, pursuant to the Investors’ option to purchase additional notes.

The PAG Notes will be convertible at the holder's option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date and subject to the terms of the PAG Notes, at an initial conversion rate of 216.9668 ADS per US$ 1,000 principal amount of the PAG Notes (which is equivalent to an initial conversion price of approximately US$4.61 per ADS). Following a make-whole fundamental change that occurs prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change.

Holders of the PAG Notes have the right to require the Company to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of the Company pursuant to their rights in the definitive agreements. The repayments of PAG Notes are guaranteed by equity interests of certain subsidiaries within the Group and collateralized by all the cash consideration related to certain contracts for which RMB750,000 (US$108,740) cash consideration has been received as of December 31, 2022 and reported as long-term restricted cash balances (Note 6).

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Under the terms of the indentures governing the 2023 Notes, 2025 Notes, 2026 Notes and PAG Notes, events of default include:

(i) default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days;

(ii) default in the payment of principal of the 2023 Notes, 2025 Notes and 2026 Notes when due and payable, or repurchase amount for the PAG Notes when due;

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

(vii) default by the Company or its significant subsidiaries (as defined in Article 1, Rule 1-02 of Regulation S-X), with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency) for the 2023 Notes, 2025 Notes and 2026 Notes or in excess of US$100 million (or an equivalent amount in foreign currency) for the PAG Notes, resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days;

(viii) a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) for the 2023 Notes, 2025 Notes and 2026 Notes or the payment of US$100 million (or an equivalent amount in foreign currency) for the PAG Notes rendered against the Company or any of its significant subsidiaries;

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

The indentures for the 2023 Notes, 2025 Notes, 2026 Notes and PAG Notes (collectively as the “Notes”) define a “fundamental change” to include, among other things: (i) any person or group gaining control of the Company, (ii) any recapitalization, reclassification or change of the Company’s ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of the Company approving any plan or proposal for the liquidation or dissolution of the Company; (iv) the Company’s ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in the Group being legally prohibited from operating substantially all of the business operations conducted by the Group being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.

Upon the occurrence of an event of default which includes default on principal payment of the 2025 Notes when due on April 1, 2023, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of (or, in the case of the PAG notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the event of default), and accrued and unpaid interest on, all the outstanding convertible senior notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. The Company may also be required to pay additional interest. Upon the occurrence of a fundamental change, holders of the notes will have the right, at their option, to require the Company to repurchase all of their notes or any portion of the principal amount (or, in the case of the PAG notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

interests. In the event of a fundamental change, the Company may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2022, there was no such event of default or fundamental change.

Accounting for Convertible Senior Notes

Adoption of ASU 2020-06

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. The Group adopted ASU 2020-06 on January 1, 2022, using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to decrease the opening balance of additional paid-in capital and accumulated deficit on January 1, 2022 by RMB1,432,986 (US$207,763) and RMB772,123 (US$111,947), respectively, and increase the opening balance of convertible senior notes on January 1, 2022 by RMB635,925 (US$92,200), with remaining impact shown in accumulated other comprehensive income. For the year ended December 31, 2022, the adoption of ASU 2020-06 caused a decrease in net loss of RMB393,298 (US$57,023), a decrease of RMB0.07 (US$0.01) and RMB0.46 (US$0.07) in net loss per ordinary share and net loss per ADS, respectively, due to lower effective interest rates.

Prior to the adoption of ASU 2020-06, as the conversion option may be settled in cash at the Company’s option, the Company separated the 2023 Notes, the 2025 Notes and the 2026 Notes into liability and equity components in accordance with ASC subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The difference between the principal amount of each of the Notes and the liability component was considered debt discount and was amortized using the effective interest method to accrete the discounted carrying value of the Notes to its face value on the respective put dates of the Notes. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts of liability and equity components determined aforementioned.

After the adoption of ASU 2020-06, as the Notes were not issued at a substantial premium, all of the proceeds received from the issuance of the Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing the Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the Notes to its face value (120% of the principal amount for PAG Notes) on the respective put dates of the Notes. For the years ended December 31, 2020, 2021 and 2022, the effective interest rates of the Notes were as follows:

	For the years ended December 31,
	2020	2021	2022
	%	%	%
The 2023 Notes	7.04%	7.04%	4.41%
The 2025 Notes	6.01%	6.01%	2.48%
The 2026 Notes	6.94%	6.94%	4.53%
The PAG Notes	N/A	N/A	12.27%

The cost of the 2023 Capped Call and 2025 Capped Call of US$67.5 million and US$84.5 million were recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value recorded.

The net proceeds from the issuance of the 2023 Notes, the 2025 Notes, the 2026 Notes and the PAG Notes were US$736.7 million, US$1,179.0 million, US$884.3 million and US$491.9 million, after deducting underwriting discounts and offering expenses of US$13.3 million, US$21.0 million, US$15.7 million and US$8.1 million from the initial proceeds of US$750 million, US$1,200 million, US$900 million and US$500 million, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The carrying amount of the Notes as of December 31, 2021 and 2022 were as follows:

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB	US$
Liability component:
Principal	13,402,897	17,985,817	2,607,698
Less: unamortized debt discount	750,725	112,091	16,251
Net carrying amount	12,652,172	17,873,726	2,591,447
Equity component:
Carrying amount	1,793,011	360,025	52,199

For the years ended December 31, 2020, 2021 and 2022, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Contractual interest expense	364,922	556,382	404,120	58,592
Amortization of the discount and issuance costs	434,317	559,332	65,475	9,493
Total	799,239	1,115,714	469,595	68,085

As of December 31, 2022, the liability component of the 2025 Notes, the 2026 Notes and the PAG Notes will be accreted up to the principal amount of US$1,200 million, US$900 million and US$600 million (120% of the principal amount of PAG Notes) over a remaining period of 0.25 years, 1.59 years and 3.00 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.

The aggregate amounts upon scheduled maturities of RMB22.1 million (US$3.2 million), RMB8,290.9 million (US$1,202.1 million), RMB6,218.2 million (US$901.6 million) and RMB4,490.9 million (US$651.1 million) of the 2023 Notes, the 2025 Notes, the 2026 Notes and the PAG Notes will be repaid when they become due in 2023, 2025, 2026 and 2028, respectively, assuming there is no conversion of the Notes, no redemption of the Notes prior to their maturities, the convertible senior notes bondholders hold the Notes until their maturities and the Company elects to fully settle the Notes in cash.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Mainland China

Effective from January 1, 2008, the statutory Enterprise Income Tax (“EIT”) rate in Mainland China is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and a “Software Enterprise” (“SE”) is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. The SE is subject to relevant governmental authorities’ annual assessment based on self-assessment supporting documents filed with the tax authorities each year.

Certain PRC subsidiaries and VIEs, including Beijing QIYI Century, Shanghai Zhong Yuan , Beijing iQIYI and Skymoons Interactive are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2024 and 2025.

The other subsidiaries and consolidated VIEs and VIE’s subsidiaries in Mainland China are subject to the 25% EIT rate.

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in Mainland China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in Mainland China or which has an establishment or place in Mainland China but the aforementioned incomes are not connected with the establishment or place shall be subject to withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group’s loss or income before income taxes consists of:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Non-Mainland China	(1,130,036)	(2,024,738)	(505,068)	(73,228)
Mainland China	(5,853,841)	(3,987,250)	471,292	68,331
	(6,983,877)	(6,011,988)	(33,776)	(4,897)

Income tax expense for the years ended December 31, 2020, 2021 and 2022 consists of:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current income tax expense	65,255	78,010	53,944	7,821
Deferred income tax (benefit)/expense	(41,979)	18,535	30,056	4,358
	23,276	96,545	84,000	12,179

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss or income is as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(1,745,969)	(1,502,997)	(8,444)	(1,224)
Effect of differing tax rates in different jurisdictions	291,884	377,604	184,999	26,822
Non-deductible expenses	238,899	181,972	(119,094)	(17,267)
Research and development super-deduction	(159,919)	(162,103)	(115,975)	(16,815)
Effect of PRC preferential tax rates and tax holiday	281,437	269,585	23,564	3,416
Other adjustments	(73,027)	(2,151)	(41,940)	(6,080)
Change in valuation allowance	1,189,971	934,635	160,890	23,327
Income tax expense	23,276	96,545	84,000	12,179

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and others	208,030	455,724	66,074
Bad debt provision	77,053	71,811	10,412
Net operating losses carried forward	1,756,698	1,737,385	251,897
Recorded cost relating to capitalized assets	3,902,201	3,799,494	550,875
Fixed assets depreciation	18,630	15,979	2,317
Valuation allowance	(5,876,461)	(6,037,351)	(875,334)
Deferred tax assets, net	86,151	43,042	6,241
Deferred tax liabilities:
Long-lived assets arising from acquisitions	57,927	44,874	6,507

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets, net	31,351	—	—
Deferred tax liabilities	3,127	1,832	266

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and 2022, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As of December 31, 2021 and 2022, the Group had tax losses of RMB11,067,133 and RMB11,252,629 (US$1,631,478) deriving from entities in Mainland China, Hong Kong and Singapore. The tax losses in the Mainland China can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2022 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented. As of the years ended December 31, 2020, 2021 and 2022, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. And the Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2020, 2021 and 2022. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

16.
EMPLOYEE DEFINED CONTRIBUTION PLAN AND EMPLOYEE OPTIMIZATION PROGRAM

Full-time employees of the Company’s subsidiaries, VIEs and VIE’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB490,245, RMB668,457 and RMB482,988 (US$70,027) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Total employee severance costs expected to be incurred in connection with the Employee Optimization Program was RMB178,732 in 2021, for which RMB25,709, RMB54,334, RMB98,689 were recognized as cost of revenues, selling, general and administrative expenses and research and developments expenses for the year ended December 31, 2021, respectively. As of December 31, 2021, the Employee Optimization Program was substantially completed and the Company has paid out substantially all of the severance costs to the affected employees. The remaining accrued severance liabilities as of December 31, 2021 was immaterial and paid in 2022.

17.
COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2022:

Commitments for property management fees	RMB	US$
2023	2,240	325
2024	6,112	886
2025	5,351	776
2026	3,752	544
2027 and thereafter	28,851	4,183
	46,306	6,714

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2022:

Commitments for Licensed Copyrights and Produced Content	RMB	US$
2023	5,156,032	747,554
2024	3,622,346	525,191
2025	2,636,024	382,188
2026	1,260,792	182,798
2027 and thereafter	306,984	44,508
	12,982,178	1,882,239

Capital commitment

As of December 31, 2022, commitments for the purchase of fixed assets are immaterial.

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2021. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, with certain restricted deposits used as security against certain lawsuits, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB55,474 and RMB31,511 (US$4,569) in “Accrued expenses” in the consolidated balance sheets as of December 31, 2021 and 2022.

Starting in April 2020, the Group and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents. In May 2021, these actions were consolidated under one case. In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action against Baidu, the Court terminated the motion to dismiss without prejudice and ordered a motion-to-dismiss briefing for the two cases to be completed by March 2023 under a new briefing schedule. The coordinated motion-to-dismiss briefing has now been completed under the new schedule, and the Group await a decision from the court on these motions. As the case remain in its preliminary stages, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2022, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of December 31, 2022, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after December 31, 2022, but related to cases arising on or before December 31, 2022. The Group is in the process of appealing certain judgments for which losses have been accrued.

18.
REDEEMABLE NONCONTROLLING INTERESTS

In 2021, Dreamagic, one of the Group’s VIE’s subsidiary completed several rounds of preferred shares financing from third-party preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

that are not solely within the control of the Group, these preferred shares are accounted for as redeemable noncontrolling interests. As of December 31, 2022, the amount of redeemable noncontrolling interests was nil due to the deconsolidation of the subsidiary (Note 4).

The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Balance as of January 1	101,542	108,629	397,385	57,615
Issuance of subsidiary shares	—	268,420	—	—
Accretion of redeemable noncontrolling interests	7,087	20,336	—	—
Deconsolidation of subsidiaries	—	—	(397,385)	(57,615)
Balance as of December 31	108,629	397,385	—	—

19.
ORDINARY SHARES

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

On August 14, 2020 and October 27, 2022, 10,917,811 and 971,042 Class A ordinary shares were issued to certain key employees in relation to the acquisition of Skymoons.

280,000,000 Class A ordinary shares (40,000,000 ADS equivalent) were issued on December 21, 2020, and 32,163,292 Class A ordinary shares (4,594,756 ADS equivalent) were issued on January 8, 2021 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.

164,705,882 Class B ordinary shares and 304,705,874 Class A ordinary shares were issued in March 2022 pursuant to the subscription agreements with Baidu and a consortium of financial investors, respectively.

As of December 31, 2022, there were 3,047,568,900 and 3,041,097,278 Class A and Class B ordinary shares outstanding, and 198,912,543 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

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

Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. The appropriations of the enterprise expansion fund and staff bonus and welfare fund are at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with PRC GAAP.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

As of December 31, 2021 and 2022, the Company's PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB 42,781 and RMB49,061 (US$7,113), respectively, in its statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2022. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB19,329,865 (US$2,802,567) as of December 31, 2022.

21.
LOSS PER SHARE

Basic loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the if-converted method and the treasury stock method. The effect of the convertible senior notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2020, 2021 and 2022, as their effect would be anti-dilutive.

Basic and diluted loss per Class A and Class B ordinary share for the years ended December 31, 2020, 2021 and 2022 are calculated as follows:

	Year ended December 31,
	2020		2021		2022		2022
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to iQIYI, Inc.	(3,127,160)	(3,911,201)	(2,983,984)	(3,185,600)	(67,733)	(9,820)	(68,479)	(9,929)
Accretion of redeemable noncontrolling interests	(3,149)	(3,938)	(9,836)	(10,500)	—	—	—	—
Net loss attributable to iQIYI, Inc.'s ordinary shareholders	(3,130,309)	(3,915,139)	(2,993,820)	(3,196,100)	(67,733)	(9,820)	(68,479)	(9,929)

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,299,788,661	2,876,391,396	2,694,345,310	2,876,391,396	2,977,609,078	2,977,609,078	3,010,412,347	3,010,412,347
Weighted average number of ordinary shares outstanding, diluted	2,299,788,661	2,876,391,396	2,694,345,310	2,876,391,396	2,977,609,078	2,977,609,078	3,010,412,347	3,010,412,347

Net loss per share, basic	(1.36)	(1.36)	(1.11)	(1.11)	(0.02)	(0.00)	(0.02)	(0.00)
Net loss per share, diluted	(1.36)	(1.36)	(1.11)	(1.11)	(0.02)	(0.00)	(0.02)	(0.00)

22.
SHARE-BASED COMPENSATION

2010 Equity Incentive Plan

On October 18, 2010, the Company adopted its 2010 Equity Incentive Plan (the “2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants of the Company. Under the plan, a total of 58,875,478 ordinary shares were initially reserved for issuance and subsequently increased to 589,729,714 ordinary shares. The 2010 Plan is valid and effective for an original term of ten years, and further extended to twenty years on September 15, 2020 commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. Any unvested portion of the options will be forfeited upon the termination of the grantee’s service for any reason. In the

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will expire upon 90 days following such termination.

The Company has granted share options under the 2010 Plan to its employees and directors. Options granted to employees and directors vest over a four-year period.

2021 Equity Incentive Plan

On December 2, 2021, the Company adopted its 2021 Equity Incentive Plan (the “2021 Plan”), which permits the grant of restricted shares units and options to the directors, employees, consultants and other individuals of the Company. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall initially be 364,000,000 ordinary shares, provided that if restricted share units or options with US$0 exercise price are granted, each restricted share unit and option with US$0 exercise price (that entitles the holder to one ordinary share) granted shall reduce the number of ordinary shares under the 2021 Plan available for future grants by 1.3 ordinary shares. The 2021 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2021 Plan. Any unvested portion of the restricted shares units and options will be forfeited upon the termination of the grantee’s service for any reason. In the event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will be expired upon 90 days following such termination.

In 2022, the Company has granted options under the 2021 Plan to its employees and directors. All options vest over a four-year period.

The following table sets forth the summary of option activity for the year ended December 31, 2022:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$ in thousands)
Outstanding, December 31, 2021	341,665,534	0.49
Granted (i)	174,961,521	0.11
Forfeited/Expired	(17,625,428)	0.26
Exercised	(19,530,525)	0.48
Outstanding, December 31, 2022	479,471,102	0.35	6.78	193,032
Vested and expected to vest as of December 31, 2022	450,152,110	0.37	6.63	173,988
Exercisable as of December 31, 2022	276,887,892	0.48	5.25	76,753

(i)
It consists a total of 138,649,623 options granted with an exercise price of US$0 each that will reduce the number of ordinary shares under the 2021 Plan available for future grants by 1.3 ordinary shares.

As of December 31, 2022, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share options granted to the Group’s employees and directors was RMB925,415 (US$134,173). Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.32 years and may be adjusted for future changes in estimated forfeitures.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2020, 2021 and 2022 were US$2.37, US$1.88 and US$0.60, respectively. The total fair value of options vested during the years ended December 31, 2020, 2021 and 2022 were RMB1,222,571, RMB1,072,572 and RMB765,284 (US$110,956), respectively. Total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 were RMB888,668, RMB95,024 and RMB36,011 (US$5,221), respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

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

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and non-employees were as follows:

Year Ended December 31,
	2020	2021	2022
Fair value of ordinary shares (US$)	2.60~3.42	2.14~3.13	0.40~0.72
Risk-free interest rate (%)	0.60~0.78	0.93~1.57	1.72~2.00
Expected volatility (%)	48.2~50.4	47.2~48.0	51.1~51.2
Expected dividend yield	—	—	—
Expected exercise multiple	2.2~2.8	2.2~2.8	2.2~2.8

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

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of revenues	201,970	173,263	147,045	21,320
Selling, general and administrative	851,416	718,377	425,209	61,650
Research and development	316,709	327,523	239,187	34,679
	1,370,095	1,219,163	811,441	117,649

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

23.
RELATED PARTY TRANSACTIONS
a)
The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”) Others	Controlling shareholder of the Company Equity investees that the Group or Baidu has significant influence over
b)
The Group had the following related party transactions with the major related parties:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Membership services
Membership services revenue earned from memberships sold to Baidu Group	19,799	—	54,401	7,887
Membership services revenue earned from memberships sold by Others	5,772	3,766	1,978	287
Online advertising revenues
Advertising services provided to Baidu Group	113,934	122,919	55,664	8,071
Advertising services provided to Others	92,690	174,001	224,110	32,493
Content distribution revenues
Content licensed to Others (i)	176,227	297,304	190,398	27,605
Other revenues
Other services provided to Baidu Group	15,430	14,496	1,789	259
Others	38,634	45,189	53,521	7,760
Interest income
Loans due from Others	1,247	—	—	—
	463,733	657,675	581,861	84,362
Cost of revenues
License fees to Baidu Group	13,691	13,894	8,183	1,186
Bandwidth fees to Baidu Group	1,007,461	918,758	653,001	94,676
Others (ii)	90,577	306,392	223,149	32,354
Selling, general and administrative
Advertising services provided by Baidu Group	2,466	13,354	47,617	6,904
Others	2,579	10,989	22,011	3,191
Research and development
Cloud services provided by Baidu Group	7,412	—	—	—
Others	—	—	3,953	573
	1,124,186	1,263,387	957,914	138,884

(i)
The transactions mainly represent revenues derived from content distributed to Investee A and Investee B.
(ii)
The transactions mainly represent revenue sharing arrangements with various equity investees. The Group entered into a significant revenue sharing arrangement in 2021 and 2022 to become the exclusive sales agent for an equity investee and provided a minimum guarantee of RMB100,000 and RMB60,000 of annual sales for a given period, respectively. Nil, RMB125,052 and RMB23,639 (US$3,427) were recognized as cost of revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group purchased content from equity investees in an amount of RMB1,455,933, RMB2,358,680 and RMB1,513,683 (US$219,463), respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

c)
The Group had the following related party balances with the major related parties:

Except for the non-trade balances disclosed below, amounts due from/due to related parties as of December 31, 2021 and 2022 relate to transactions arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	34,894	19,986	2,898
Due from Others (ii)	120,618	84,168	12,203
	155,512	104,154	15,101
Amounts due from related parties, non-current:
Due from Others (iii)	81,000	59,880	8,682
	81,000	59,880	8,682

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (iv)	50,000	700,000	101,490
Due to Baidu Group (v)	1,402,493	1,877,298	272,183
Deferred revenue in relation to services to be provided to an equity investee (vi)	211,802	21,186	3,072
Due to Others (vii)	969,794	923,162	133,846
	2,634,089	3,521,646	510,591
Amounts due to related parties, non-current:
Loans due to Baidu Group (iv)	650,000	—	—
Due to Baidu Group (v)	2,989	1,828	265
Deferred revenue in relation to services to be provided to an equity investee (vi)	127,591	97,715	14,167
Due to Others	35	1,398	203
	780,615	100,941	14,635

(i)
The balance mainly represents amounts due from Baidu Group for advertising, membership and other services.
(ii)
The balance mainly represents amounts due from or advances made to equity investees for content distribution services and other services.
(iii)
The balance represents prepayments for licensed copyrights to be received from the Group’s equity investees.
(iv)
The total outstanding balance represents a non-trade interest-free loan of RMB50,000, which is due on demand and a non-trade interest-free loan of RMB650,000 which was provided by Baidu in January 2018 and fully repaid in March 2023.
(v)
The balance mainly represents amounts owed to Baidu for bandwidth and cloud services provided to the Group.
(vi)
The balance represents deferred revenue in relation to content distribution, licenses of intellectual property and traffic support services to be provided to Investee A.
(vii)
The balance mainly represents amounts owed to the Group’s equity investees for acquisition of licensed copyrights and advances made for online advertising services.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

24.
FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021 and 2022 and non-recurring fair value measurements as of December 31, 2021 and 2022:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2021:
Cash equivalents
Time deposits (i)		301,904
Short-term investments
Available-for-sale debt securities (i)		1,348,255
Long-term investments
Available-for-sale debt securities (ii)			77,855
Equity investments at fair value with readily determinable fair value	31,738
Convertible senior notes, non-current portion (iii)		9,547,453

As of December 31, 2022:
Cash equivalents
Time deposits (i)		470,568
Short-term investments
Available-for-sale debt securities (i)		818,265
Long-term investments
Available-for-sale debt securities (ii)			485,324
Equity investments at fair value with readily determinable fair value	26,303
Convertible senior notes, current portion (iii)		6,755,975
Convertible senior notes, non-current portion (iii)		7,253,289

Non-recurring
As of December 31, 2021:
Produced content monetized on its own (iv)			29,782	(160,989)
Long-term investments (v)			423,161	(169,828)
Equity investments without readily determinable fair value (vi)			110,760	94,510

As of December 31, 2022:
Produced content monetized on its own (iv)			85,466	(67,519)	(9,789)
Long-term investments (v)	98,807		669,007	(841,489)	(122,004)
Equity investments without readily determinable fair value (vi)			216,308	31,295	4,537

Recurring

(i)
The fair value of time deposits is determined based on the prevailing interest rates in the market. Due to maturities of less than one year, the carrying values of short-term investments approximate their fair values.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(ii)
Long-term available-for-sale debt securities are convertible debt instruments issued by private companies and investment in equity securities that is redeemable at the Company’s option, which do not have readily determinable market values. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts and liquidity factors.

	2021	2022	2022
	RMB	RMB	US$
Balance as of January 1,	10,807	77,855	11,288
Addition	66,500	10,000	1,450
Reclassification	—	413,863	60,004
Accrued interest	2,973	4,697	681
Net unrealized fair value change recognized in other comprehensive income	(2,425)	(21,091)	(3,058)
Balance as of December 31	77,855	485,324	70,365

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

Non-recurring

(iv)
Due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. The Group considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured to the fair value as of each quarter end. Impairment charges of RMB205,462, RMB160,989 and RMB67,519 (US$9,789) were recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively. The outbreak of COVID-19 during the first quarter of 2020 negatively impacted the Group’s operations and financial performance and resulted in a downward adjustment to forecasted advertising revenues for the Mainland China film group that resulted in the fair value of the Mainland China film group being less than its corresponding carrying amount. As a result, an impairment charge of RMB390,299 related to licensed copyrights (Note 7) and RMB209,701 related to produced content (Note 9), respectively, was recognized as cost of revenues for the year ended December 31, 2020.
(v)
The Group measures certain financial assets, including equity method investments at fair value on a non-recurring basis only if an impairment charge recognized. The fair values of the Group’s investments in publicly listed companies are measured using quoted market prices. For estimating the fair value of investments without observable market prices, the Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (Level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. As a result of the above assessment, certain long-term investments were determined to be impaired, and the impairment charges were recognized in the consolidated statements of comprehensive loss during the year ended December 31, 2021 and 2022.
(vi)
For equity investments accounted for under the measurement alternative, the equity investment is measured at fair value on a non-recurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The fair values of the Group’s privately held

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

investments as disclosed are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. As a result of the above assessment, certain equity investments accounted for under the measurement alternative were re-measured to their fair values, and the total net unrealized gains (Note 4) were recognized in "Others, net" in the consolidated statements of comprehensive loss for the years ended December 31, 2021 and 2022.
25.
ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains/(losses) on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2019	2,106,219	499	2,106,718
Other comprehensive income before reclassification	433,497	14,071	447,568
Amounts reclassified from accumulated other comprehensive income	—	(14,169)	(14,169)
Net current-period other comprehensive income/(loss)	433,497	(98)	433,399
Other comprehensive loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests	2,571	(8)	2,563
Balance at December 31, 2020	2,542,287	393	2,542,680
Other comprehensive income/(loss) before reclassification	168,079	(2,426)	165,653
Amounts reclassified from accumulated other comprehensive income	—	(425)	(425)
Net current-period other comprehensive income/(loss)	168,079	(2,851)	165,228
Other comprehensive loss attributable to noncontrolling interests	1,062	32	1,094
Balance at December 31, 2021	2,711,428	(2,426)	2,709,002
Other comprehensive loss before reclassification	(844,725)	(21,091)	(865,816)
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive loss	(844,725)	(21,091)	(865,816)
Cumulative effect of adopting ASU 2020-06	24,938	—	24,938
Other comprehensive loss attributable to noncontrolling interests	(4,670)	—	(4,670)
Balance at December 31, 2022	1,886,971	(23,517)	1,863,454
Balance at December 31, 2022 in US$	273,585	(3,410)	270,175

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

Losses in the amount of RMB1,232,683, RMB536,924 and gains in the amount of RMB2,054,601 (US$297,889) on intracompany foreign currency transactions that are of a long-term-investment nature are included in the foreign currency translation adjustment for the years ended December 31, 2020, 2021 and 2022, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

26.
SUBSEQUENT EVENTS

In January 2023, the Company issued 535,500,000 Class A ordinary shares (76,500,000 ADS equivalent) upon the completion of a registered follow-on public offering and 69,825,000 Class A ordinary shares (9,975,000 ADS equivalent) pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs, respectively. The net proceeds received by the Company for this offering amounted to US$500.0 million (equivalent to RMB3,448.6 million), after deducting underwriting discounts and commissions but not considering the offering expenses in connection with the offering.

In February 2023, the convertible senior noteholder of PAG Notes exercised their option to purchase additional convertible senior notes under the same terms and conditions for US$50.0 million (equivalent to RMB344.9 million).

In March 2023, the Company issued an aggregate principal amount of US$600 million (equivalent to RMB4,138.3 million) convertible senior notes (the "2028 Notes") for cash. The net proceeds of the 2028 Notes (after deducting the initial purchasers' discounts, taking into account the estimated reimbursement from the initial purchasers for certain expenses incurred by the Company, but without deducting other estimated offering expenses payable by the Company) amounted to approximately US$591 million (equivalent to RMB4,076.2 million). The 2028 Notes are senior, unsecured obligations of the Company, and interest is payable quarterly in cash at a rate of 6.50% per annum in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028 unless repurchased, redeemed or converted prior to such date. The 2028 Notes may be convertible into the Company's ADS at the holder's option and subject to the terms of the 2028 Notes, at an initial conversion rate of 101.4636 ADS per US$1,000 principal amount of the 2028 Notes (which is equivalent to an initial conversion price of approximately US$9.86 per ADS). Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. On March 16, 2026 or in the event of certain fundamental changes, the holders of the 2028 Notes will have the right to require the Company to repurchase for cash all or part of their notes at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest. Concurrently with and shortly after the offering of the 2028 Notes, the Company also entered into separate and individually privately negotiated agreements with certain holders of the 2026 Notes to repurchase US$340 million (equivalent to RMB2,345.0 million) principal amount of such notes for cash.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

27.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,615,953	4,334,968	628,511
Prepayments and other assets		12,350	20,751	3,009
Amounts due from entities within the Group		16,285,294	19,925,446	2,888,918

Total current assets		17,913,597	24,281,165	3,520,438

Total non-current assets		—	—	—

Total assets		17,913,597	24,281,165	3,520,438

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes		—	8,305,447	1,204,177
Accrued expenses and other liabilities		70,823	156,807	22,735

Total current liabilities		70,823	8,462,254	1,226,912

Non-current liabilities
Convertible senior notes	14	12,652,172	9,568,279	1,387,270
Other non-current liabilities		3,003	—	—

Total non-current liabilities		12,655,175	9,568,279	1,387,270

Total liabilities		12,725,998	18,030,533	2,614,182

Commitments and contingencies	17
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 2,940,101,566 and 3,246,481,443 shares issued as of December 31, 2021 and 2022, respectively; 2,722,361,459 and 3,047,568,900 shares outstanding as of December 31, 2021 and 2022, respectively)	19	173	194	28
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 2,876,391,396 and 3,041,097,278 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	19	183	193	28
Additional paid-in capital		49,642,014	50,885,688	7,377,731
Accumulated deficit	20	(47,163,773)	(46,498,897)	(6,741,706)
Accumulated other comprehensive income	25	2,709,002	1,863,454	270,175

Total shareholders’ equity		5,187,599	6,250,632	906,256

Total liabilities and shareholders’ equity		17,913,597	24,281,165	3,520,438

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(36,408)	(26,658)	(66,883)	(9,697)

Operating loss
Share of (losses)/income of subsidiaries, VIEs and VIEs’ subsidiaries	(7,320,787)	(5,807,189)	2,076,676	301,090
Interest income	24,343	19,026	12,845	1,862
Interest expenses	(642,718)	(889,263)	(234,870)	(34,053)
Foreign exchange gain/(loss), net	913,974	496,669	(1,954,314)	(283,349)
Other income, net	23,235	37,831	30,334	4,398

Net loss	(7,038,361)	(6,169,584)	(136,212)	(19,749)

Accretion of redeemable noncontrolling interests	(7,087)	(20,336)	—	—

Net loss attributable to ordinary shareholders	(7,045,448)	(6,189,920)	(136,212)	(19,749)

Other comprehensive income/(loss):
Foreign currency translation adjustments	436,068	169,141	(849,395)	(123,151)
Unrealized losses on available-for-sale debt securities	(106)	(2,819)	(21,091)	(3,058)

Total other comprehensive income/(loss), net of tax	435,962	166,322	(870,486)	(126,209)

Comprehensive loss	(6,602,399)	(6,003,262)	(1,006,698)	(145,958)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash used for operating activities	(281,636)	(360,187)	(157,273)	(22,802)
Net cash (used for)/provided by investing activities	(7,189,640)	483,685	(2,462,807)	(357,073)
Net cash provided by/(used for) financing activities	9,804,491	(3,441,602)	5,307,603	769,530
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,203)	(167,636)	31,492	4,565

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,327,012	(3,485,740)	2,719,015	394,220
Cash, cash equivalents and restricted cash at the beginning of the year	2,774,681	5,101,693	1,615,953	234,291
Cash, cash equivalents and restricted cash at the end of the year	5,101,693	1,615,953	4,334,968	628,511

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. The subsidiaries, VIEs and VIEs’ subsidiaries losses are reported as “Share of losses/income of subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries, VIEs and VIEs’ subsidiaries cumulative losses was reduced to nil as of December 31, 2021 and 2022, respectively and the carrying amount of “Amounts due from entities within the Group” was further adjusted as the Company committed to provide financial support to its VIEs as disclosed in Note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.