Form 20-F
period 2023-12-31
iQIYI, Inc.
filed 2024-03-14
CIK 1722608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_____

For the transition period from_____ to _____

Commission file number: 001-38431

iQIYI, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

4/F, iQIYI Youth Center, Yoolee Plaza

No. 21, North Road of Workers’ Stadium, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Jun Wang, Chief Financial Officer

E-mail: ir@qiyi.com

4/F, iQIYI Youth Center, Yoolee Plaza

No. 21, North Road of Workers’ Stadium, Chaoyang District

Beijing 100027, People’s Republic of China

Telephone: +86 10-6267-7171

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 6,716,137,085 ordinary shares outstanding, being the sum of 3,675,039,807 Class A ordinary shares (excluding 178,780,851 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 3,041,097,278 Class B ordinary shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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
•
“bullet chat,” known as Danmu in Chinese, refers to a form of video commentary used on online videos. Bullet chats are comments that appear directly on the video in real-time;
•
“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan, and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
•
“IP” refers to intellectual property;
•
“IT” refers to information technology;
•
“monthly ARM” refers to average revenue per membership during a month. Monthly ARM is calculated by dividing our total revenues from membership services during a given period by the average daily number of total subscribing members and by the number of months during such period;
•
“RMB” and “Renminbi” refer to the legal currency of mainland China;
•
“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.00001 per share;
•
“subscribing members” refers to the individuals who subscribed for our membership packages during a given period, including individuals with trial memberships, and excluding individuals who pay for video on-demand services or stand alone packages for sports paid content, online literature or online games. Subscribing members are calculated using the number of unique iQIYI user accounts that have subscribed for the relevant services;
•
“U.S. GAAP” refers to generally accepted accounting principles in the United States;
•
“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•
“video views” refers to the number of times a video is launched on our platform, regardless of time spent viewing the video; and

•
“we,” “us,” “our company” and “our” refer to iQIYI, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, the variable interest entities (as defined below);
•
“VIEs” or “variable interest entities” refers to Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”), Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”), iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”), Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“Intelligent Entertainment”) and Beijing iQIYI Yinhua Media Co., Ltd. (“iQIYI Yinhua”). All of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.0999 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2023.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

iQIYI, Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the variable interest entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century Science and Technology Co., Ltd., or Beijing QIYI Century, and Beijing iQIYI Interactive Technology Co., Ltd., and (ii) the variable interest entities with which we have maintained contractual arrangements, namely Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”), Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”), iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”), Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“Intelligent Entertainment”) and Beijing iQIYI Yinhua Media Co., Ltd. (“iQIYI Yinhua”), and their subsidiaries in mainland China. The contractual arrangements may not be as effective as direct equity ownership in the variable interest entities, and the government authorities may challenge the enforceability of these contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services, production and operation of radio and television programs and certain other businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities and their subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. The variable interest entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the variable interest entities accounted for 94%, 92% and 92% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “iQIYI” refers to iQIYI, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries. Investors in our ADSs are not purchasing equity interest in the variable interest entities in mainland China, but instead are purchasing equity interest in iQIYI, Inc., a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. We conduct our business in mainland China through Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and iQIYI Yinhua, the variable interest entities in mainland China, and their subsidiaries, based on a series of contractual arrangements by and among (i) Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan, respectively, and their respective shareholders, with Beijing QIYI Century and iQIYI, Inc.; (ii) iQIYI Pictures and Intelligent Entertainment, respectively, and their respective shareholders, with Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, and iQIYI, Inc; and (iii) iQIYI Yinhua and its shareholders, with Beijing iQIYI Optical Era Technology Co., Ltd., or Optical Era, and iQIYI, Inc. The following is a summary of the currently effective contractual arrangements among Beijing QIYI Century, Beijing iQIYI, Beijing iQIYI’s shareholder and iQIYI, Inc.:

(i)
a loan agreement, pursuant to which, our wholly-owned mainland China subsidiary, Beijing QIYI Century, made loans to the shareholder of Beijing iQIYI for the acquisition and capitalization of Beijing iQIYI, with the condition that such shareholder can only repay the loans by the sale of all the equity interest in Beijing iQIYI owned by such shareholder to iQIYI, Inc. insofar as permitted under PRC law and pay all of the proceeds from sale of such equity interests to iQIYI, Inc.
(ii)
a share pledge agreement, pursuant to which, the shareholder of Beijing iQIYI pledged all equity interest in Beijing iQIYI owned by such shareholder to Beijing QIYI Century to guarantee the shareholder’s and Beijing iQIYI’s performance of obligations under the exclusive technology consulting and services agreement and the loan agreement, and the shareholder agreed not to dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests during the term of the share pledge agreement.
(iii)
an exclusive purchase option agreement, pursuant to which, the shareholder of Beijing iQIYI irrevocably granted iQIYI, Inc. or its designee an exclusive option to purchase at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing iQIYI.
(iv)
a business operation agreement, pursuant to which, Beijing QIYI Century agreed to provide Beijing iQIYI with performance guarantees with respect to any contracts, agreements and transactions Beijing iQIYI entered into in connection with its business, and Beijing iQIYI agreed to offer all its account receivables and assets as collateral.
(v)
a business cooperation agreement, pursuant to which, Beijing iQIYI agreed to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business, and Beijing QIYI Century agreed to pay specified service fees to Beijing iQIYI as consideration for such services. Beijing iQIYI has the right to waive the service fees.
(vi)
a commitment letter, pursuant to which, under the condition that Beijing iQIYI remains as an entity of which the financial statements are consolidated by iQIYI, Inc. and Beijing QIYI Century under U.S. GAAP and the contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by law.
(vii)
a shareholder voting rights trust agreement, pursuant to which, the shareholder of Beijing iQIYI agreed to irrevocably entrust a person designated by Beijing QIYI Century to represent the shareholder to exercise all the voting rights and other shareholders’ rights to which such shareholder is entitled.
(viii)
an exclusive technology consulting and services agreement, pursuant to which, Beijing QIYI Century has the sole and exclusive right to provide specified technology consulting and services to Beijing iQIYI, and Beijing iQIYI agreed to accept such services and pay specified service fees to Beijing QIYI Century. Beijing iQIYI also agreed not to accept the same or similar technology consulting and services provided by any third-party during the term of the agreement without the prior written consent of Beijing QIYI Century.
(ix)
a trademark license agreement, pursuant to which, Beijing QIYI Century exclusively granted Beijing iQIYI trademark licenses to use the trademarks held by Beijing QIYI Century in specified areas for specified usage fees.

(x)
a software usage license agreement, pursuant to which, Beijing QIYI Century granted Beijing iQIYI non-exclusive rights to use specified software in mainland China, and Beijing iQIYI agreed to pay specified usage fees to Beijing QIYI Century and not to sublicense such software usage rights.
(xi)
a power of attorney, whereby Beijing QIYI Century granted iQIYI, Inc. an irrevocable power of attorney under the shareholder voting rights trust agreement, and as such, iQIYI, Inc. may exercise all shareholder rights during the term of the shareholder voting rights trust agreement and may transfer such rights to a designated third-party without written notice to Beijing QIYI Century.
(xii)
a spousal consent letter, whereby the signing spouse committed not to impose any adverse assertions upon the validity of the agreements described above based on the existence or termination of the marital relationship with the shareholder, or exert any impediment or adverse influence over the shareholder’s performance of any contractual arrangement or claim rights on Beijing iQIYI.

The terms of the contractual arrangements by and among (i) Shanghai iQIYI and Shanghai Zhong Yuan, respectively, and their respective shareholders, with Beijing QIYI Century and iQIYI, Inc.; (ii) iQIYI Pictures and Intelligent Entertainment, respectively, and their respective shareholders, with iQIYI New Media and iQIYI, Inc.; and (iii) iQIYI Yinhua and its shareholders, with Optical Era and iQIYI, Inc. are substantially the same as the contractual arrangements discussed above.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.” Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. Despite the lack of equity ownership, our Cayman Island holding company, iQIYI, Inc., is considered as the primary beneficiary of the variable interest entities and consolidates the financial results of the variable interest entities and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. Neither iQIYI, Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in mainland China. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. As such, the variable interest entity structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements among our mainland China subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities that most significantly affect the economic performance of the variable interest entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

The following diagram illustrates our current corporate structure, which identifies our major subsidiaries, including our significant subsidiaries, and the variable interest entities, as of the date of this annual report:

iQIYI, Inc.
(Cayman Islands)
100%
iQIYI HK Limited
(HK)
100%
iQIYI Media
Limited
(Cayman Islands)
100%
iQIYI Film Group
Limited
(Cayman Islands)
100%
iQIYI Film Group HK
Limited
(HK)
100%
iQIYI Holdings Limited
(British Virgin Islands)
100%
iQIYI International
Singapore Pte. Ltd.
(Singapore)
Offshore
Onshore
100%
Beijing iQIYI
Interactive
Technology Co.,
Ltd.
100%
Beijing QIYI
Century Science &
Technology Co.,
Ltd.
100%
Beijing iQIYI New
Media Science &
Technology Co.,
Ltd.
100%
Beijing iQIYI
Optical Era
Technology Co.,
Ltd.
Shanghai iQIYI
Culture Media
Co., Ltd. (1)
Beijing iQIYI
Science &
Technology Co.,
Ltd. (2)
Shanghai Zhong
Yuan Network
Co., Ltd. (3)
Beijing iQIYI
Intelligent
Entertainment
Technology Co.
Ltd. (4)
iQIYI Pictures
(Beijing) Co.,
Ltd. (5)
Beijing iQIYI
Yinhua Media
Co., Ltd. (6)
50%
50%
Hainan iQIYI Culture
Media Co., Ltd.

For details of contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”

Equity interest.

Notes

(1)
The shareholders of Shanghai iQIYI are Dr. Yu Gong and Mr. Xiaohua Geng, our senior vice president, each holding 50% of equity interest.
(2)
The shareholder of Beijing iQIYI is Mr. Xiaohua Geng, holding 100% of equity interest.
(3)
The shareholder of Shanghai Zhong Yuan is Dr. Yu Gong, holding 100% of equity interest.
(4)
The shareholders of Intelligent Entertainment are Dr. Yu Gong and Mr. Xianghua Yang, our senior vice president, each holding 50% of equity interest.
(5)
The shareholders of iQIYI Pictures are Dr. Yu Gong and Mr. Ning Ya, president of iQIYI Pictures, each holding 50% of equity interest.
(6)
The shareholders of iQIYI Yinhua are Dr. Yu Gong and Mr. Xiaohui Wang, our chief content officer, each holding 50% of equity interest.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their nominee shareholders. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If any of the variable interest entities were deemed as a foreign-invested enterprise under any such future laws, administrative regulations or provisions, we may be subject to restrictions, ratification requirements and may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our mainland China subsidiaries and the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—The interpretation and implementation of the newly enacted PRC Foreign Investment Law shall be determined in accordance with the laws and regulations in force at the time and any noncompliance thereof may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other foreign exchange. In addition, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 28, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibition from trading, may materially and adversely affect the value of your investment. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. Additionally, the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in Mainland China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our ADS or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.”

Cash Flows through Our Organization

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the variable interest entities and their subsidiaries in mainland China. As a result, iQIYI, Inc.’s ability to pay dividends to the shareholders and investors of the ADSs depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current PRC regulations permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, each of our mainland China subsidiaries and the variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have in place a centralized cash management policy and established stringent controls and procedures for cash flows within our organization. Under our cash management policy, cash is managed by the centralized treasury department of our company, and each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. All such transfers are reviewed and approved by the authorities where required, including the State Administration of Foreign Exchange, or SAFE. We only allow the treasury department personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash management policy is not contractual in nature. The controls and procedures on cash transfers in the policy adhere to regulatory requirements. In addition, our board of directors has complete discretion on whether to distribute dividends to the shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy.” The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities. For the years ended December 31, 2021, 2022 and 2023, the Cayman Islands holding company provided capital contributions of RMB3,573.0 million, RMB2,314.5 million and RMB235.0 million (US$33.1 million), respectively, to our subsidiaries. For each of the years ended December 31, 2021, 2022 and 2023, the Cayman Islands holding company provided loans to our subsidiaries, namely iQIYI HK Limited, iQIYI Media Limited, iQIYI Film Group HK Limited, and iQIYI International Singapore Pte, Ltd., the amounts of which was RMB7,395.4 million, RMB3,577.6 million and RMB4,955.8 million (US$698.0 million), respectively, and received repayments of RMB11,175.5 million, RMB3,398.5 million and RMB5,428.8 million (US$764.6 million), respectively, during the same period from such subsidiaries. No withholding tax was applicable on such repayments. For the years ended December 31, 2021, 2022 and 2023, the variable interest entities did not receive any loans from or repay any loans to the Cayman Islands holding company. For the years ended December 31, 2021, 2022 and 2023, no assets other than above cash transactions were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2021, 2022 and 2023, our subsidiaries provided capital contributions of nil, nil and nil, respectively, to the variable interest entities. For the years ended December 31, 2021, 2022 and 2023, no assets were transferred between our subsidiaries and the variable interest entities.We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For example, iQIYI Film Group HK Limited, which directly owns our mainland China subsidiaries, Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, is

incorporated in Hong Kong. For the potential distributable profits to be distributed to iQIYI Film Group HK Limited, the deferred tax liabilities will be accrued at a 5% withholding tax rate. However, if iQIYI Film Group HK Limited is not considered to be the beneficial owner of the dividends paid to it by iQIYI New Media under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” For mainland China and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For details of the financial position, cash flows and results of operations of the variable interest entities, see “Item 3. Key Information—Financial Information Related to the Variable Interest Entities.” We plan to continue to determine the amount of service fee and payment method with the variable interest entities and their shareholders based on the working capital needs of the variable interest entities, and settle fees under the contractual arrangements with the variable interest entities when required in the future.

In addition, our mainland China subsidiaries, the variable interest entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. Under PRC laws and regulations, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-in capital of our mainland China subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. Furthermore, cash transfers from our mainland China subsidiaries and the variable interest entities to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in mainland China or a mainland China entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of the PRC. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in Mainland China—Our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in Mainland China—Any funds we transfer to our mainland China subsidiaries are subject to approval by or registration or filing with governmental authorities in mainland China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We are subject to PRC laws and regulations governing loans to and direct investment in mainland China entities by offshore holding companies and currency conversion, which may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, our mainland China subsidiaries, the variable interest entities and their subsidiaries have obtained all the requisite permissions and approvals from the PRC government authorities for the business operations of our holding company, our subsidiaries, and the variable interest entities in mainland China, namely, the Value-added Telecommunications Business Operation License, or the VATS License, the Permit for Internet Audio-video Program Service, the Network Culture Business Permit, the Permit to Produce and Operate Radio and Television Programs, the Commercial Performance License, the Internet Publishing License, the Publication Trade License and the Food Trade License. Our mainland China subsidiaries, the variable interest entities and their subsidiaries have not been denied for any requisite permission or approval from any PRC government authority with respect to the operation of their respective business. As advised by our PRC legal counsel, as of the date of this annual report, under current PRC laws, regulations and rules, except as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions,” we, our mainland China subsidiaries, the variable interest entities and their subsidiaries are not required to obtain additional permission or approval from other PRC government authorities with respect to the operation of our business. In addition, as advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries, the variable interest entities and their subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, with respect to the operation of our business. However, given the uncertainties of interpretation and implementation of the laws and regulations and enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. If we, our mainland China subsidiaries, variable interest entities and their subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.”

Permissions Required from the PRC Authorities for Overseas Financing Activities

Under current PRC laws, regulations and regulatory rules, we, our mainland China subsidiaries, the variable interest entities and their subsidiaries may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in mainland China. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the

Domestic Enterprises, or the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries, the variable interest entities and their subsidiaries are not required to obtain permission from the CSRC, or go through cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to previous issuances of securities to foreign investors.

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

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheet data as of December 31, 2022 and 2023 and selected consolidated cash flows data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-2. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021 and selected consolidated cash flows data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Despite the lack of equity ownership, our Cayman Island holding company is considered as the primary beneficiary of the variable interest entities and consolidates the financial results of the variable interest entities and their subsidiaries as required by ASC topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

	For the year ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Total revenues	28,993,658	29,707,215	30,554,359	28,997,548	31,872,651	4,489,169
Operating costs and expenses
Cost of revenues(2)	(30,348,342)	(27,884,395)	(27,513,497)	(22,319,315)	(23,102,492)	(3,253,918)
Selling, general and administrative(2)	(5,236,007)	(5,187,835)	(4,725,142)	(3,466,579)	(4,014,070)	(565,370)
Research and development(2)	(2,667,146)	(2,675,494)	(2,794,927)	(1,899,233)	(1,766,610)	(248,822)
Total operating costs and expenses	(38,251,495)	(35,747,724)	(35,033,566)	(27,685,127)	(28,883,172)	(4,068,110)
Operating (loss)/income	(9,257,837)	(6,040,509)	(4,479,207)	1,312,421	2,989,479	421,059
Total other expense, net	(967,050)	(943,368)	(1,532,781)	(1,346,197)	(956,878)	(134,773)
(Loss)/income before income taxes	(10,224,887)	(6,983,877)	(6,011,988)	(33,776)	2,032,601	286,286
Income tax expense	(51,852)	(23,276)	(96,545)	(84,000)	(80,047)	(11,274)
Net (loss)/income	(10,276,739)	(7,007,153)	(6,108,533)	(117,776)	1,952,554	275,012
Less: Net income attributed to non- controlling interests	46,590	31,208	61,051	18,436	27,085	3,815
Accretion of redeemable noncontrolling interests	(1,542)	(7,087)	(20,336)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(10,324,871)	(7,045,448)	(6,189,920)	(136,212)	1,925,469	271,197
Net (loss)/income per Class A and Class B ordinary share(1)
Basic	(2.02)	(1.36)	(1.11)	(0.02)	0.29	0.04
Diluted	(2.02)	(1.36)	(1.11)	(0.02)	0.28	0.04
Net (loss)/income per ADS:
Basic	(14.14)	(9.52)	(7.77)	(0.16)	2.02	0.28
Diluted	(14.14)	(9.52)	(7.77)	(0.16)	1.98	0.28
Shares used in net (loss)/income per Class A and Class B ordinary share computation
Basic	5,104,882,400	5,176,180,057	5,570,736,706	5,988,021,425	6,675,522,809	6,675,522,809
Diluted	5,104,882,400	5,176,180,057	5,570,736,706	5,988,021,425	6,823,628,066	6,823,628,066

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
(2)
Share-based compensation expenses were allocated in operating costs and expenses as follows:

	For the year ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Cost of revenues	171,053	201,970	173,263	147,045	133,160	18,755
Selling, general and administrative	675,278	851,416	718,377	425,209	314,788	44,337
Research and development	238,189	316,709	327,523	239,187	188,784	26,590
Total	1,084,520	1,370,095	1,219,163	811,441	636,732	89,682

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	5,934,742	10,915,282	2,997,212	7,097,938	4,434,525	624,590
Restricted cash	974,932	25,230	77,652	13,618	6,120	862
Short-term investments	4,579,313	3,358,174	1,348,255	818,265	941,738	132,641
Total current assets	20,272,838	22,290,424	11,524,117	13,785,635	12,635,229	1,779,635
Total assets(1)	44,792,550	48,185,429	42,472,165	46,048,349	44,594,374	6,280,986
Total current liabilities(l)(2)	20,173,166	24,854,578	22,476,470	28,130,018	22,341,534	3,146,739
Total liabilities(1)(2)	35,077,618	38,741,131	36,799,052	39,704,910	32,409,459	4,564,777
Total mezzanine equity	101,542	108,629	397,385	—	—	—
Total shareholders’ equity(2)	9,613,390	9,335,669	5,275,728	6,343,439	12,184,915	1,716,209

Notes:

(1)
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

(2)
We adopted ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022, using a modified retrospective transition method. Following the adoption of ASU 2020-06, all of the proceeds received from the issuance of the existing notes have been recorded as a liability on the balance sheet in accordance with ASC 470-20. The difference between the principal amount of each of the existing notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the existing notes to its face value on the respective put dates of the existing notes. For further information, see Note 14 to our consolidated financial statements included elsewhere in this annual report.

The following table presents our selected consolidated cash flows data for the years indicated.

	For the year ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used for) operating activities	3,906,227	(5,411,071)	(5,951,847)	(70,569)	3,351,600	472,063
Net cash (used for)/provided by investing activities	(11,749,571)	159,296	1,262,350	265,980	(1,739,515)	(245,005)
Net cash provided by/(used for) financing activities	7,880,306	9,373,906	(2,959,455)	4,468,863	(4,285,072)	(603,541)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	112,265	(91,293)	(216,696)	122,418	92,039	12,964
Net increase/(decrease) in cash, cash equivalents and restricted cash	149,227	4,030,838	(7,865,648)	4,786,692	(2,580,948)	(363,519)
Cash, cash equivalents and restricted cash at the beginning of the year	6,760,447	6,909,674	10,940,512	3,074,864	7,861,556	1,107,277
Cash, cash equivalents and restricted cash at the end of the year	6,909,674	10,940,512	3,074,864	7,861,556	5,280,608	743,758

Financial Information Related to the Variable Interest Entities

The following tables present the condensed consolidating schedule of financial information for iQIYI, Inc., who is considered as the primary beneficiary of the variable interest entities under U.S. GAAP, the variable interest entities and other entities as of the dates presented.

•
“iQIYI, Inc.” is our holding company in the Cayman Islands, and is considered as the primary beneficiary of the variable interest entities including, but not limited to, Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan;
•
“Variable interest entities and their subsidiaries” refer to the sum of Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and their respective subsidiaries;
•
“WFOEs” refer to Beijing QIYI Century and iQIYI New Media;
•
“Subsidiaries (other than WFOEs)” refer to the sum of our wholly-owned subsidiaries other than the WFOEs, which mainly include but not limited to Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd.

Selected Condensed Consolidating Statements of Comprehensive (Loss)/Income Information

	For the year ended December 31,
	2021						2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	28,947,480	6,925,975	5,185,964	(10,505,060)	30,554,359	—	26,966,013	6,069,870	4,889,426	(8,927,761)	28,997,548
Third-party revenues	—	28,739,929	341,077	1,473,353	—	30,554,359	—	26,781,187	6,305	2,210,056	—	28,997,548
Inter-Group revenues	—	207,551	6,584,898	3,712,611	(10,505,060)	—	—	184,826	6,063,565	2,679,370	(8,927,761)	—
Cost of revenues	—	(25,916,423)	(5,125,028)	(6,480,036)	10,007,990	(27,513,497)	—	(22,989,890)	(2,872,236)	(4,891,235)	8,434,046	(22,319,315)
Third-party cost of revenues	—	(17,636,223)	(5,071,992)	(4,805,282)	—	(27,513,497)	—	(15,746,144)	(2,841,980)	(3,731,191)	—	(22,319,315)
Inter-Group cost of revenues	—	(8,280,200)	(53,036)	(1,674,754)	10,007,990	—	—	(7,243,746)	(30,256)	(1,160,044)	8,434,046	—
Share of (loss)/income of variable interest entities and their subsidiaries	(1,733,264)	—	—	—	1,733,264	—	329,881	—	—	—	(329,881)	—
Net (loss)/income	(6,169,584)	(1,688,711)	(47,106)	(3,473,422)	5,270,290	(6,108,533)	(136,212)	334,414	1,923,683	(2,217,799)	(21,862)	(117,776)

	For the year ended December 31,
	2023
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	29,783,468	6,028,092	6,014,245	(9,953,154)	31,872,651
Third-party revenues	—	29,432,773	7,002	2,432,876	—	31,872,651
Inter-Group revenues	—	350,695	6,021,090	3,581,369	(9,953,154)	—
Cost of revenues	—	(24,439,915)	(2,865,839)	(5,081,660)	9,284,922	(23,102,492)
Third-party cost of revenues	—	(16,776,185)	(2,827,757)	(3,498,550)	—	(23,102,492)
Inter-Group cost of revenues	—	(7,663,730)	(38,082)	(1,583,110)	9,284,922	—
Share of income/(loss) of variable interest entities and their subsidiaries	880,832	—	—	—	(880,832)	—
Net income/(loss)	1,925,469	824,015	2,267,546	(776,119)	(2,288,357)	1,952,554

Selected Condensed Consolidating Balance Sheets Information

	As of December 31,
	2022						2023
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	4,334,968	1,882,877	56,953	823,140	—	7,097,938	401,002	2,832,913	606,915	593,695	—	4,434,525
Short-term investments	—	529,411	265,106	23,748	—	818,265	—	333,191	608,547	—	—	941,738
Accounts receivable, net	—	2,316,961	1,460	84,254	—	2,402,675	—	2,061,497	798	106,747	—	2,169,042
Licensed copyrights, net	—	527,792	125,488	92,778	—	746,058	—	361,225	108,181	113,115	—	582,521
Prepayments and other assets	20,751	2,366,445	121,448	212,055	—	2,720,699	4,725	2,603,639	55,701	1,843,338	—	4,507,403
Total current assets	4,355,719	7,623,486	570,455	1,235,975	—	13,785,635	405,727	8,192,465	1,380,142	2,656,895	—	12,635,229
Non-current assets:
Fixed assets, net	—	649,690	429,553	25,478	—	1,104,721	—	600,586	228,678	34,549	—	863,813
Long-term investments	—	1,941,014	—	512,630		2,453,644	—	1,712,915	—	547,870	—	2,260,785
Investment in subsidiaries and contractual interests in VIEs	—	—	—	34,685	(34,685)	—	—	—	—	35,486	(35,486)	—
Licensed copyrights, net	—	1,952,497	2,872,467	2,015,665	—	6,840,629	—	1,951,329	2,758,685	2,256,494	—	6,966,508
Produced content, net	—	12,534,227	20,755	446,922	—	13,001,904	—	12,349,284	487,767	539,934	—	13,376,985
Operating lease assets	—	578,937	—	95,034	—	673,971	—	545,894	1,400	136,603	—	683,897
Goodwill	—	2,350,790	1,475,357	—	—	3,826,147	—	2,345,466	1,475,357	—	—	3,820,823
Others	—	712,697	382,457	3,266,544	—	4,361,698	—	745,107	334,591	2,906,636	—	3,986,334
Total non-current assets	—	20,719,852	5,180,589	6,396,958	(34,685)	32,262,714	—	20,250,581	5,286,478	6,457,572	(35,486)	31,959,145
Amounts due from the entities within our company(1)	19,925,446	—	71,515	—	(19,996,961)	—	22,653,118	—	1,118,471	—	(23,771,589)	—
Total assets	24,281,165	28,343,338	5,822,559	7,632,933	(20,031,646)	46,048,349	23,058,845	28,443,046	7,785,091	9,114,467	(23,807,075)	44,594,374
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	—	3,315,976	1,282,258	1,395,182	—	5,993,416	—	3,197,634	1,110,027	1,363,413	—	5,671,074
Customer advances and deferred revenue	—	4,125,789	5,009	101,312	—	4,232,110	—	4,234,384	2,848	135,976	—	4,373,208
Short-term loans	—	2,381,846	391,670	574,122	—	3,347,638	—	2,292,845	460,267	818,525	—	3,571,637
Convertible senior notes, current portion	8,305,447	—	—	—	—	8,305,447	2,802,442	—	—	—	—	2,802,442
Operating lease liabilities, current portion	—	95,603	—	7,914	—	103,517	—	83,575	666	16,642	—	100,883
Accrued expenses and other liabilities	156,807	2,315,572	2,758,269	917,242	—	6,147,890	25,891	2,641,951	2,296,146	858,302	—	5,822,290
Total current liabilities	8,462,254	12,234,786	4,437,206	2,995,772	—	28,130,018	2,828,333	12,450,389	3,869,954	3,192,858	—	22,341,534
Non-current liabilities:
Long-term loans	—	—	—	—	—	—	—	—	97,990	—	—	97,990
Convertible senior notes	9,568,279	—	—	—	—	9,568,279	8,143,994	—	—	—	—	8,143,994
Operating lease liabilities	—	502,687	—	5,884	—	508,571	—	485,139	533	38,075	—	523,747
Other non-current liabilities	—	1,247,571	239,618	10,853	—	1,498,042	—	1,037,634	251,357	13,203	—	1,302,194
Total non-current liabilities	9,568,279	1,750,258	239,618	16,737	—	11,574,892	8,143,994	1,522,773	349,880	51,278	—	10,067,925
Amounts due to the entities within our company(1)	—	22,808,971	—	12,034,989	(34,843,960)	—	—	21,712,172	—	14,197,364	(35,909,536)	—
Total liabilities	18,030,533	36,794,015	4,676,824	15,047,498	(34,843,960)	39,704,910	10,972,327	35,685,334	4,219,834	17,441,500	(35,909,536)	32,409,459
Shareholders’ equity/(deficit):
Noncontrolling interests	—	125,135	—	(32,328)	—	92,807	—	63,497	—	34,900	—	98,397
Total iQIYI shareholders’ equity/(deficit)(2)	6,250,632	(8,575,812)	1,145,735	(7,382,237)	14,812,314	6,250,632	12,086,518	(7,305,785)	3,565,257	(8,361,933)	12,102,461	12,086,518
Total equity/(deficit)	6,250,632	(8,450,677)	1,145,735	(7,414,565)	14,812,314	6,343,439	12,086,518	(7,242,288)	3,565,257	(8,327,033)	12,102,461	12,184,915
Total liabilities and equity/(deficit)	24,281,165	28,343,338	5,822,559	7,632,933	(20,031,646)	46,048,349	23,058,845	28,443,046	7,785,091	9,114,467	(23,807,075)	44,594,374

Selected Condensed Consolidating Cash Flows Information

	For the year ended December 31,
	2021						2022						2023
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash (used for)/ provided by operating activities	(360,187)	160,904	(2,611,326)	(3,141,238)	—	(5,951,847)	(157,273)	275,422	(568,800)	380,082	—	(70,569)	(370,682)	831,956	1,139,307	1,751,019	—	3,351,600
Net cash provided by/ (used for) investing activities(3)	483,685	(540,018)	(551,763)	2,036,313	(165,867)	1,262,350	(2,462,807)	547,231	178,562	217,612	1,785,382	265,980	238,001	251,794	(311,464)	(1,679,845)	(238,001)	(1,739,515)
Net cash (used for)/ provided by financing activities(3)	(3,441,602)	515,423	3,033,143	(3,232,286)	165,867	(2,959,455)	5,307,603	79,733	385,439	481,470	(1,785,382)	4,468,863	(3,859,442)	(141,212)	(277,881)	(244,538)	238,001	(4,285,072)

Notes:

(1)
Represents the elimination of intercompany balances among iQIYI, Inc., WFOEs, our subsidiaries other than WFOEs, and the variable interest entities and their subsidiaries. The short-term loans and long-term loans provided to the variable interest entities and their subsidiaries were RMB7,000.0 million and RMB1,381.8 million, respectively, as of December 31, 2022, and RMB7,000.0 million (US$985.9 million) and RMB1,419.4 million (US$199.9 million), respectively, as of December 31, 2023.
(2)
The loans provided to the nominee shareholders were RMB177.0 million and RMB177.0 million (US$24.9 million) as of December 31, 2022 and 2023, respectively, which will mature from 2027 to 2034. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.
(3)
For the years ended December 31, 2021, 2022 and 2023, the variable interest entities did not receive any loans from or repay any loans to iQIYI, Inc. For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between iQIYI, Inc. and variable interest entities or their subsidiaries. For the years ended December 31, 2021, 2022 and 2023, subsidiaries provided capital contributions of nil, to the variable interest entities. For the years ended December 31, 2021, 2022 and 2023, no assets other than the above cash transactions were transferred between subsidiaries and the variable interest entities.

A.
[RESERVED]
B.
CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.
REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.
RISK FACTORS

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in mainland China are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

•
We had historically incurred net losses, and may incur losses again in the future;
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

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century and Beijing iQIYI Interactive Technology Co., Ltd. and (ii) the variable interest entities with which we have maintained contractual arrangements, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 50;
•
We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” on page 52; and
•
Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 52.

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

Risks Related to Doing Business in Mainland China

•
Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment” on pages 54-55;
•
The filings, approval or other administration requirements of the CSRC or other PRC government authorities may be required for any future securities offerings and listings outside of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing” on page 56;
•
Our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in mainland China generally. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 57;
•
Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us. Substantially all of our operations are located in mainland China. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or an entity in mainland China, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the PRC government to transfer cash or assets. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us” on page 57;
•
Due to the nature of our industry, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 58;
•
Our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. See “Item 3. Key Information—D. Risk Factors—Risks

Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” on page 58; and
•
Any funds we transfer to our mainland China subsidiaries are subject to approval by or registration or filing with governmental authorities in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We are subject to PRC laws and regulations governing loans to and direct investment in mainland China entities by offshore holding companies and currency conversion, which may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 59.

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

Risks Related to Our Business and Industry

We had historically incurred net losses, and may incur losses again in the future.

Although we generated a net income of RMB1,952.6 million (US$275.0 million) in 2023, we incurred net losses in the amount of RMB6,108.5 million and RMB117.8 million in 2021 and 2022, respectively. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues depend on our monthly average revenue per membership, or monthly ARM, the number of subscribing members and advertising customers’ allocation of more budget to internet video streaming platforms. In addition, our users’ willingness to pay and subscribe to our content depends on the quality and breadth of our content offerings and availability of alternative entertainment content offerings. Producing high-quality, popular original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. As a result, we may not be able to continuously increase our monthly ARM and grow our subscribing member base, and our business and results of operations may be negatively affected. The market prices for professionally produced content, especially popular TV series and movies, have increased significantly in mainland China during the past few years. The production and procurement of content have historically accounted for the majority of our cost of revenues. In 2021, 2022 and 2023, we incurred RMB27.5 billion, RMB22.3 billion and RMB23.1 billion (US$3.3 billion) in cost of revenues, respectively. Our cost of revenues may increase in the foreseeable future as we are committed to enhancing and diversifying our original content offerings and to supporting our overseas expansion. If we cannot successfully realize satisfactory returns on our content investment and generate sufficient revenues, our financial condition and results of operations may be materially and adversely affected. We may again incur net losses in the future as a result of our continued investments in content and technology. We may also incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and in the event of our inability to respond to these changes in a timely and effective manner.

If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to engage users on our platform. The quality and breadth of our content offerings may not always meet our expectations. To attract and retain users and compete against our competitors, we must continue to offer high-quality content, especially popular original content, in a cost-effective manner, in order to provide our users with a superior streaming entertainment experience. To this end, we must continue to produce new original content and source new professionally produced or other video content in a cost-effective manner. Given that we operate in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we are unable to offer popular original content that meets user tastes and preferences in a cost-effective manner, or if we fail to control our costs in doing so or fail to deliver superior user experience, we may suffer from reduced user traffic, and our business, financial condition and results of operations may be materially and adversely affected.

We rely on our in-house team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. We face fierce competition for qualified personnel in a limited pool of high-quality creative talent. Our competitors include well-capitalized companies that are capable of offering compensation packages more attractive to talents. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted. Any deterioration in our in-house content production capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results. In addition, various phases of our original content production are outsourced to our content production partners. If they fail to generate quality content satisfactory to our demands or provide services upon terms commercially acceptable to us, we may be unable to provide high-quality original content offerings to our users.

If we fail to procure content from content providers upon terms acceptable to us, our business may be materially and adversely affected.

Our ability to provide our users with high-quality, popular content depends in part on our ability to procure content from studios and other content providers, as well as distributors and other licensors of content. We typically enter into license and sub-license agreements with third-party content providers and other IP holders on various terms and conditions. If content providers and other rights holders are no longer willing or able to license content to us upon terms acceptable to us, or, in the case where we obtained the right to distribute content through sub-license agreements, the licensors lose their right to sub-license such content to us, our ability to offer content to our users will be adversely affected and we may have to incur additional costs. For content sub-licensed and currently being showcased on our platform, we may be forced to remove such content as a result of our licensor’s disputes with the original content provider, which may result in loss of user traffic and revenues. If we fail to remove such content in a timely manner, we may become the subject of adverse legal actions from the original content provider. As competition intensifies, we may see the cost of licensed content increase. As we seek to differentiate our service, we are increasingly focused on securing a broader range of rights other than merely distribution and online streaming rights. We also acquire other forms of copyright such as rights to adapt the original content into online games, films, drama series, animation and other entertainment formats. We focus on offering an overall mix of content that appeals to our users in a cost-efficient manner. If we do not maintain a compelling mix of content, our user acquisition and retention may be adversely affected.

If our efforts to retain members and attract new members are not successful, our business and results of operations will be materially and adversely affected.

Our ability to continue to retain members and attract new members will depend in part on our ability to consistently provide our members with compelling content choices, user experience, and a quality experience for selecting and viewing video content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors may adversely impact our ability to attract and retain members. If we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by our members, we may not be able to attract and retain members. Many of our members originate from organic growth. If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and grow our membership revenues will be adversely affected. Members may cancel or decide not to renew our service for many reasons, including a perception that they do not use the service sufficiently, dissatisfaction with payment options, the need to cut household expenses, dissatisfaction with the content that is available on our platform, a perception that competitive services provide a better value or experience, and customer service issues that are not satisfactorily resolved. In addition, we use various marketing and sales strategies to enroll members, including but not limited to discounts and bundled sales, we may not be able to retain those members if our promotion strategy fails or discontinue. We are also exploring various opportunities and marketing strategies to better monetize our membership base, including leveraging our innovative value-added services, such as Express Packages that enable subscribers to redeem their membership points for early access to finale episodes of hit drama series, organizing offline events, and offering merchandise benefits. Such initiatives may not be well received by our members and may have a negative impact on our reputation and results of operations. Further, if an excessive number of members cancel or opt not to renew our service, we may be required to incur significantly higher marketing expenditures to attract new members than we currently anticipate. Further, content production is heavily regulated in mainland China. If the regulatory or administrative authorities impose new requirements relating to, among other things, content supervision and approval, we may not be able to offer a variety of content offerings in time, or at all, and we cannot assure you that we will continue to maintain our membership base in the future.

If we fail to retain existing or attract new advertising customers to advertise on our platform, or fail to maintain and increase our wallet share of their advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected.

We generate a substantial part of our revenues from online advertising. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use technologies to block the display of our advertising customers’ advertisements on our platform, enabling our members to skip viewing them, which may in turn cause us to lose advertising customers and adversely affect our results of operations. If our advertising customers determine that their marketing expenditures on internet video streaming platforms do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as search engines, news aggregation platforms, short-form video platforms, e-commerce platforms and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers, or maintain their level of budget allocated to us, or attract new advertising customers to our platform may materially and adversely affect our financial conditions and results of operations. Our online advertising revenue has fluctuated materially, increasing by 3.6% in 2021, decreasing by 24.6% in 2022 and increasing again by 16.7% in 2023. The decline in 2022 primarily resulted from tightened advertising budget of advertisers, intensified competition in the advertising industry, as well as heightened regulatory scrutiny in mainland China. In addition, the growth in our online advertising revenue in 2023 was primarily driven by our newly introduced performance-based advertising offering. Our relatively brief history in this offering introduces uncertainties. The dynamic nature of the digital advertising sector, alongside the possibility of changing advertiser demands or regulatory adjustments impacting performance advertising, could affect our growth potential in the performance-based advertising offering. We cannot assure you that our online advertising business will not experience growth deceleration or witness declines again in the future.

Our brand advertising customers typically enter into online advertising agreements with us through various third-party advertising agencies. In mainland China’s advertising industry, advertising agencies typically have good relationships and maintain long periods of cooperation with the brand advertising customers they represent. Therefore, even if we have direct contact with advertising customers, we typically enter into advertising contracts with third-party advertising agencies that represent advertising customers. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. In consideration for the third-party advertising agencies’ services, we offer them rebates based on the volume of business they bring to us. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of our advertising customers and their advertising agencies to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising customer or advertising agency, and any inability of advertising customers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, there has been some consolidation among mainland China’s advertising agencies. If this trend continues, a small number of large advertising agencies may have stronger bargaining power to demand higher rebate for advertising agency services, which could reduce our online advertising revenue.

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

The PRC Cybersecurity Law, which took effect in June 2017, created China’s first national-level data protection framework for “network operators.” It is relatively new and subject to interpretations by the regulator. It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures.

In addition, numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security, Censorship and Privacy Protection” for details. These laws and regulations are subject to change and interpretation, posing challenges for compliance.

The Measures for Cybersecurity Review promulgated in April 2020 provides that critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Pursuant to the Revised Cybersecurity Review Measures that took effect on February 15, 2022, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. However, as advised by our PRC counsel, as such new laws, regulations and rules were only recently promulgated, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

The Regulations on Security Protection of Critical Information Infrastructure that took effect on September 1, 2021 defines critical information infrastructure and its operators, who must adhere to specific security requirements. As of the date hereof, no detailed rules or implementation has been issued, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As this regulation is newly issued, the governmental authorities, including the administration departments for each critical industry and sector, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we fail to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app, including mobile and smart TV apps, from app stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

The PRC Personal Information Protection Law, effective since November 2021, sets stringent rules for processing personal and sensitive information, which significantly affects our data handling practices. Some information we collect, such as location and mobile numbers, may be deemed to be sensitive personal information under the Personal Information Protection Law. As the interpretation and implementation of the Personal Information Protection Law shall be determined in accordance with the laws and regulations in force at the time, we cannot assure you that we will be able to comply with the Personal Information Protection Law in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties under the Personal Information Protection Law, which may have material adverse effect on our business, operations and financial condition.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comments. These measures, if and when formalized, could impose additional cybersecurity review requirements for data processors, especially those involving national security concerns. Based on the facts that, (i) the Revised Cybersecurity Review Measures were newly adopted and the discussion draft of Regulations on the Administration of Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

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

While we take measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken and those implemented by our business partners. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to penalties. As part of the efforts by the CAC, the Ministry of Industry and Information Technology, or the MIIT, and other regulators to enhance data protection, a wide number of apps and companies have been notified to enhance data privacy protection as of the date of this annual report, including certain iQIYI apps. Although we have updated the apps to comply with the requirements of the regulators to the best we can, we cannot guarantee you that we will not be subject to more similar rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products and services, result in fines and other penalties such as suspension of our related business, closure of our website, mobile apps and smart TV apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.

As we gradually expand into overseas markets, we may be subject to laws and regulations of other countries regarding cybersecurity, information security, privacy and data protection. We strive to comply with local laws and regulations in markets where we have operations. For example, the General Data Protection Regulation of the European Union imposes obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The regulation also requires companies to submit personal data breach notifications to designated European privacy regulator in each country they have business operations, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. For another instance, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements, which, if adopted and implemented, could increase the cost and complexity of delivering our services. In addition, wherever we operate, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Our launch of new products or services or other actions that we may take may also subject us to additional laws, regulations, or other government scrutiny. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations, content acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, we have financed our operations primarily with net cash generated from financing activities such as placements of shares, convertible senior notes, bank loans, the financial support from Baidu, and the proceeds from our initial public offering and follow-on offering of our securities. In order to implement our growth strategies, we will incur additional capital in the future to cover, among other things, costs to produce and license content. We may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

•
our future business development, financial condition and results of operations;
•
general market conditions for financing activities by companies in our industry;
•
macro-economic and other conditions in mainland China and elsewhere; and our relationship with Baidu.

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

We maintain a considerable level of indebtedness to finance our operations and business expansion. As of December 31, 2023, our total consolidated indebtedness, including short-term and long-term loans and net carrying amount of the existing notes, was RMB14,616.1 million (US$2,058.6 million). This indebtedness is primarily related to four series of convertible senior notes we issued from 2019 to 2023.

We issued US$1.2 billion in aggregate principal amount of convertible senior notes due 2025, or the 2025 Notes, US$900 million in aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes, and US$600 million in aggregate principal amount of convertible senior notes due 2028, or the 2028 Notes, which are senior, unsecured obligations of our company. The 2025 Notes, 2026 Notes, and 2028 Notes are collectively referred to as the Notes in this annual report. The 2025 Notes bear interest at a rate of 2.00% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019. The 2026 Notes bear interest at a rate of 4.00% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021. The 2028 Notes bear interest at a rate of 6.50% per year, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023. The 2025 Notes will mature on April 1, 2025, the 2026 Notes will mature on December 15, 2026, and the 2028 Notes will mature on March 15, 2028, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The holders may require us to repurchase all or part of their notes in cash on August 1, 2024, in the case of the 2026 Notes, or on March 16, 2026, or in the case of the 2028 Notes, or in the event of certain fundamental changes as defined under the indenture for the Notes. In March 2023, we entered into separate individually and privately negotiated agreements with certain holders of the 2026 Notes, pursuant to which we repurchased US$340 million principal amount of such notes for cash.

In addition, in December 2022, we issued US$500 million convertible senior notes due January 2028 to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates, collectively referred to as PAG in this annual report. In February 2023, we issued to PAG an additional US$50 million principal amount of the notes upon its exercise to subscribe for additional notes in full. As a result, the aggregate principal amount of convertible senior notes due January 2028 issued to PAG, which we refer to as the PAG Notes, reached US$550 million. The PAG Notes are secured by certain collateral arrangements. The PAG Notes bear an interest rate of 6% per annum and will mature on December 30, 2027. Holders of the PAG Notes have the right to require us to repurchase all or part of their notes at a price equal to 120% of the principal amount of the PAG Notes during the three-month period commencing on December 30, 2025 or in the event of certain fundamental changes and events of default. On December 30, 2027, the maturity date of the PAG Notes, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself.

As a result, we are subject to refinancing risks against such indebtedness. There can be no assurance that we would be able to repay and refinance the notes or other indebtedness in a timely manner on acceptable terms or at all. The agreements that govern certain of our outstanding indebtedness contain financial covenants that depend on the financial position and performance of our company and our subsidiaries, the variable interest entities and their subsidiaries, and certain agreements contain other covenants, including those relating to our solvency or listing status. If we fail to comply with these covenants, or there is an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately, which may further trigger early repayments of our other debts.

In addition, we may from time to time incur additional indebtedness and other liabilities in the future. Our current and future debt may also require us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to generate sufficient cash from our operations or find alternative funding sources to satisfy our outstanding and future debt obligations and other liabilities will depend upon our future operating and financial performance, economic conditions and other factors, many of which are beyond our control. There is no assurance that we will be able to generate sufficient cash flows or obtain additional funding to service our debt obligations. As of December 31, 2023, our total consolidated indebtedness, including short-term and long-term loans and net carrying amount of the existing notes, was RMB14,616.1 million (US$2,058.6 million), including US$2.4 million principal amount of the 2025 Notes, US$395.6 million principal amount of the 2026 Notes, US$550.0 million principal amount of the PAG Notes and US$574.0 million principal amount of the 2028 Notes. As of the same date, the variable interest entities and their subsidiaries had RMB35,685.3 million (US$5,026.2 million) of total liabilities (including amounts due to us and our subsidiaries that are eliminated in our consolidated financial statements) to which the notes would have been structurally subordinated. Prior to 2022, our operating costs and expenses exceeded our total revenues, so we have only recently been able to generate operating income. In addition, we have only been generating positive operating cash flows in the second quarter of 2022. Any deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness. If we foresee we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as significantly reducing or delaying our investment in content and technologies, selling assets, restructuring or refinancing our indebtedness, and, in the event of defaults, our lenders and other creditors could, among other things, declare outstanding amounts due and payable and take actions to enforce us to repay our debts. We may have to renegotiate, repay or refinance these obligations, and may not have sufficient funds available to repay them. These may materially and adversely impact our liquidity, business, financial condition and results of operations.

We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of changes in our funding position and operating assets and liabilities, we had a working capital deficit (defined as total current assets deducted by total current liabilities) of RMB9.7 billion (US$1.4 billion) as of December 31, 2023. In November 2021, we completed the repurchase relating to the US$750 million in aggregate principal amount of convertible senior notes due 2023, or the 2023 Notes and US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and repurchased. In December 2023, we repaid the then outstanding 2023 Notes that had not been redeemed, repurchased or converted in full. Further, in April 2023, we completed the repurchase right offer relating to the 2025 Notes and US$1,197.6 million aggregate principal amount of the 2025 Notes were validly surrendered and repurchased. In addition, the holders may require us to repurchase all or part of their notes in cash on August 1, 2024, in the case of the 2026 Notes, or on March 16, 2026, or in the case of the 2028 Notes, or in the event of certain fundamental changes as defined under the indenture for the Notes. Furthermore, upon the occurrence of an event of default, the trustee or the holders of at least 25% in aggregate principal amount of the Notes may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. Furthermore, holders of the PAG Notes have the right to require us to repurchase all or part of their notes at a price equal to 120% of the principal amount of the PAG Notes during the three-month period commencing from December 30, 2025 or in the event of certain fundamental changes and events of default. On December 30, 2027, the maturity date of the PAG Notes, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself. These repurchase obligations under the terms of our notes or the occurrence of any fundamental changes or event of default, as the case may be, may impact our future working capital position. For actions that we plan to take in order to manage our working capital, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to prudently manage our working capital, or raise additional equity or debt financing on terms that are acceptable to us. Our failure to properly manage our working capital as planned and when necessary could materially and adversely affect our liquidity, results of operations, financial condition and ability to operate.

We may not have the ability to raise the funds necessary to settle redemption of our existing notes, or to repurchase such notes upon a fundamental change or on certain specific dates, and our future debt may contain limitations on our ability to pay cash upon conversion or to repurchase the notes.

Our existing notes contain protections concerning the holders’ rights to require us to repurchase their notes and to pay cash to settle redemption of their notes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.” We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our existing notes when our payments become due. Furthermore, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of our existing notes surrendered therefor or our existing notes being converted. Our failure to repurchase notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the notes as required by the indenture would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements or indentures governing any outstanding future indebtedness. If the repayment of our existing notes or any outstanding future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments to the holders upon conversions of the notes.

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

Starting in April 2020, we and certain of our current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-01830 (U.S. District Court for the Eastern District of New York). In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794 (U.S. District Court for the Eastern District of New York), the Court terminated the motion to dismiss without prejudice and ordered motion-to-dismiss briefing for the two cases under a new coordinated briefing schedule. The coordinated motion-to-dismiss briefing was completed on March 3, 2023. On February 26, 2024, following oral argument on the motions to dismiss, the Court held Defendants’ motions in abeyance, granted Plaintiffs leave to file amended consolidated complaints, and ordered the supplemental briefing on the amended consolidated complaints to be completed by April 22, 2024. Regardless of the merit of particular claims, legal proceedings and investigations may result in reputational harm, be expensive, time consuming, disruptive to our operations and distracting to management. In the event we do not prevail or we enter into settlement arrangements in any of these proceedings or investigations, we may incur significant expenses which may materially adversely affect our results of operations.

Following the publication in April 2020 of a short seller report by Wolfpack Research, the SEC asked us to produce certain financial, operating, and other documents and records. We provided the SEC with requested documents and information. Although no further information has been requested by the SEC since early 2021, we cannot predict if there will be further requests or the duration, outcome, or impact of the SEC investigation.

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

We were subject to a total of 1,663 lawsuits in mainland China for alleged copyright infringement between January 1, 2021 and December 31, 2023, in connection with our platform. Approximately 82.8% of the lawsuits filed from January 1, 2021 through December 31, 2023 in connection with the iQIYI platform were rejected by the PRC courts, withdrawn by the plaintiffs or settled by the parties. As of December 31, 2023, a total of 168 lawsuits against us in connection with our platform were pending in mainland China, with the aggregate amount of damages sought under these pending cases being RMB416.1 million (US$58.6 million).

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

•
competitions from other participants in the market, including leading international companies;
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
•
exposure to different labor protection requirements and potential labor-related claims and disputes; and increased costs associated with doing business in foreign jurisdictions.

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

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations and other negative publicity directly or indirectly concerning us may be posted online or otherwise generally disseminated by anyone, whether or not related to us. We may be subject to regulatory investigations, lawsuits or public perception backlash as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, users, advertising customers and revenues, and adversely affect the price of our ADSs.

Increases in market price of professionally produced content may have a material and adverse effect on our business, financial condition and results of operations.

Professionally produced content constitutes a significant part of our content offerings. The market prices for professionally produced content, especially TV series and movies, have increased significantly in mainland China during the past few years. Due to the improving monetization prospects, internet video streaming platforms are generating more revenues and are competing aggressively to license popular content titles, which have in turn led to increases in licensing fees of professionally produced content in general. As the market further grows, the expectations of copyright owners, distributors and industry participants may continue to rise, and as such they may demand higher licensing fees for professionally produced content. Furthermore, with the expansion of our content library, the costs for professionally produced content may continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for professionally produced content, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

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

Our success depends on the continued and collaborative efforts of our senior management, especially our executive officers, including our founder, Dr. Yu Gong. If one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how, advertiser customers and other valuable resources. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, we cannot assure you that they will abide by the employment agreements or that our efforts to enforce these agreements will be effective enough to protect our interests.

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

We have been constantly endeavoring to develop new products and offerings that provide other content, content formats or services such as short-form videos, live streaming, online literatures and comics. However, our expansion of new products and offerings may result in unseen risks, challenges and uncertainties. We may incur additional expenditure to support our expansion and it may strain our managerial, financial, operational and other resources. Any failure in managing expenditures and evaluating user demands for new products and offerings could materially and adversely affect our business, financial condition and results of operations.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is evolving. We currently generate a substantial majority of our revenues from a combination of membership services and online advertising. We plan to strengthen revenue contribution from our other monetization methods, such as online games and IP licensing. We have no proven track record of or experience in generating substantial revenues from other monetization methods. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or content partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

Our business, prospects and financial results may be impacted by our relationship with third-party platforms.

In addition to our iQIYI platform, we also distribute video content through third-party platforms. We generate membership service revenue, licensing revenue and online advertising service revenue through revenue-sharing arrangements with third-party platforms. Our partnerships with third-party platforms, including licensed OTT operators and leading internet companies in mainland China, allow us to improve our business efficiency and generate greater value. However, there can be no assurance that our arrangements with those platforms will be extended or renewed after their respective expiration dates or that we will be able to extend or renew such arrangements on terms and conditions favorable to us. In addition, if any of such third-party platforms breaches its obligations under any of the agreements entered into with us or refuses to extend or renew it when the term expires, and we cannot find a suitable replacement on a timely basis, or at all, we may suffer significant loss to the user base and revenue streams we have developed therefrom, or lose the opportunity to expand our business through such platform. We may be involved with legal or other disputes with third-party platforms that may affect our relationship with such platforms or have an adverse effect on our business.

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

We are subject to PRC regulations governing internet access and the distribution of videos and other forms of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. Furthermore, as an internet video streaming platform, we are not allowed to (i) produce or disseminate programs that distort, parody or vilify classic literary works; (ii) re-edit, re-dub or re-caption the subtitles of classic literary works, radio and television programs, and network-based original audio-video programs, (iii) intercept program segments and splice them into new programs; or (iv) disseminate edited pieces of works that distort the originals. We shall strictly supervise content we generate ourselves and the reprogramed videos uploaded by our users and shall not facilitate the dissemination of defective audio-video programs. New laws and regulations may be adopted from time to time to prohibit or restrict internet platforms from distribution of certain types of videos and information. For example, on September 2, 2021, the National Radio and Television Administration, or the NRTA (previously known as the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT) issued the Circular of the General Office of the National Radio and Television Administration on Further Strengthening the Management of Cultural Programs and Their Personnel, pursuant to which online audio-video platforms shall not broadcast idol training shows, as well as variety entertainment shows and reality shows participated by celebrities’ children. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned programs or platforms, delay of content air time and reputational harm. In addition, these laws and regulations are subject to interpretation by the government authorities, which may change in a manner that could render our current content moderation efforts insufficient. As a result, it may not be possible to determine in all cases the types of content that could cause us to be held liable as an internet content provider. Furthermore, as we continue to diversify our content offerings, we are subject to increased uncertainties and extended period of time needed for the review of our content. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Content Providers,” “—Regulations on Internet Audio-video Program Services” and “—Regulations on Internet Information Security, Censorship and Privacy Protection.”

Internet platform operators may also be held liable for the content displayed on or linked to its platform that is subject to certain restrictions. In addition to professionally produced content, we allow our users to upload other video content, such as internet movies, internet drama series, interactive videos, vertical or horizontal videos, short-form videos, micro-videos, and video blogs, or Vlogs, among others. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content uploaded by our users, we may not be able to identify all videos or other content that may be illegal or otherwise objectionable. In addition, we may not be able to always keep these internal procedures abreast of changes in mainland China government’s requirements for content display. See “Item 4. Information on the Company—B. Business Overview—Content Moderation” for more details relating to our content moderation procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may subject us to liability, government sanctions or loss of licenses and permits.

To the extent that PRC regulatory authorities, such as the CAC, which has promulgated the Provisions on the Governance of Network Information Content Ecology with effect from March 1, 2020, find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. The NRTA, publishes from time to time lists of content that is objectionable, and we monitor content uploaded on to our platform and remove those referenced in the list. In addition, regulatory authorities may impose penalties on us for content displayed on or linked to our platform in cases of material violations or lacking proper license, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find the video and other content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our users.

Our business is significantly impacted by the reputation of artists featured in videos produced for our platform or presented on it.

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

Furthermore, the popularity and audience acceptance of artists featured in videos produced for our platform or provided on it cannot be predicted accurately, and we may not be able to timely respond to the changes in the market trends. There is no guarantee that we will be able to accommodate the audiences’ preferences on the type of videos and the selection of artists catering to the changing market trends. The failure to achieve any of the foregoing or the sudden changes in the audiences’ preferences will adversely affect our business, financial condition and results of operations.

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

In addition, as we leverage AI technology on video content creation, purchase, production, tagging, distribution, monetization and customer service, we face risks and challenges relating to AI-generated content. For example, the use of AI in our video content offerings could expose us to risks if the technology does not perform as anticipated, leading to inaccuracies in content curation, personalization or distribution. This could affect the quality of service we provide, potentially damaging our brand and reputation. AI-generated content may involve complex intellectual property issues. However, the laws and regulations in mainland China are still evolving and are subject to further interpretation and implementation. While we strive to comply with current legal standards, future regulatory changes could impose additional compliance burdens, and failure to adhere to these regulations may result in penalties. In addition, the ethical implications of AI in the context of video services, such as concerns over human rights, privacy, and the impact on employment, pose potential risks. Offering AI-driven features or content that provokes public or regulatory scrutiny over these issues could lead to reputational damage or legal liabilities. Furthermore, the automation of content selection and distribution could inadvertently propagate biased or inappropriate content, risking regulatory penalties, reputational damage, and potential loss of user trust. These risks are compounded by the rapid pace of AI technology evolution, making it challenging to consistently ensure content's compliance and appropriateness.

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

We cannot assure you that we will not be subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our videos and other content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts, the fact that we sub-licensed content from licensors who in turn obtained their authorizations from content providers in the United States and other jurisdictions or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove content from our platform or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

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

In smart TV video streaming market, only a small number of qualified license holders can provide internet audio and visual program service to the TV terminal users via smart TVs, set-top boxes and other electronic products. Most of those license holders are radio or TV stations. Private companies that wish to operate this kind of business need to cooperate with those license holders to legally provide those services. We entered into a cooperation arrangement with Galaxy Internet Television Co., Ltd., our license partner, and our license partner currently offers certain of our members the ability to receive streaming content through smart TV. If we are not successful in maintaining existing or creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our streaming content to our members via these devices, our ability to grow our business may be adversely impacted.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertising agencies and advertisers must comply with the applicable laws and regulations. Under PRC law, we may have claims against advertising agencies and advertisers for all damages to us caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for any fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses. In addition, to the extent we advertise our products and services in Hong Kong, we will be required to comply with laws and regulations governing the advertising and promotion of products in Hong Kong, such as the Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong). The ordinance aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a transaction. Pursuant to the ordinance, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence. The ordinance also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment. A person who commits any such offence under the ordinance is subject to a fine of up to HK$500,000 and imprisonment of up to five years.

A majority of the advertisements shown on our platform are provided to us by third parties. Although we have implemented automated and manual content moderation systems and significant efforts have been made to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large volume of in-feed ads and the uncertainty in the application of these laws and regulations. In addition, advertisers, especially in-feed advertisers, may, through illegal technology, evade our content moderation procedures to display advertisements that do not comply with applicable laws and regulations on our platform. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we are found to be in violation of applicable advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our ability to provide users with a high-quality streaming entertainment experience depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertising customers to switch to our competitors’ platforms. Our IT systems and proprietary content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party service providers. For example, we have experienced intermittent interruptions for up to 48 hours of viewer access to one popular drama title in the past. In addition, in February 2020, we experienced intermittent interruption for approximately two hours of user access to our platform. Such interruption was caused by a malfunction at an internet data center, combined with slow response from our backup server supplier caused by the COVID-19 outbreak and a peak of user traffic on our platform. The interruption was fixed within approximately two hours and we have expanded the capacity of our servers hosted at internet data centers. Our platform has also experienced general intermittent interruptions in the past. These interruptions were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; (iii) service malfunction of payment gateway; and (iv) service malfunction of the telecommunications operators, such as power outage of internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our IT systems. Since we host our servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions. Furthermore, in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity related threats as follows:

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
•
our security measures may be breached due to employee error, malfeasance or unauthorized access to sensitive information by our employees, who may be induced by outside third parties, and we may not be able to anticipate any breach of our security or to implement adequate preventative measures; and we may be subject to IT system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or other events or disruptions.

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

If the technologies we use in operating our business fails, becomes unavailable, or does not operate to meet expectations, our business and results of operation may be adversely impacted

We utilize a combination of proprietary and third-party technologies to operate our business. These include the technologies that we have developed to recommend and monetize content to our users as well as enable fast and efficient delivery of content to our users and their various internet connected devices. For example, we use our own CDN, and third-party CDN services to support our operation. To the extent internet service providers do not interconnect with the CDN services we use, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. Likewise, if our recommendation and monetization technology does not enable us to predict and recommend content that our users will enjoy, our ability to attract and retain users may be adversely affected. We also utilize third-party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users’ electronic devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.

All films and television shows in mainland China, whether produced in mainland China or overseas, must be pre-approved by the NRTA and the State Film Bureau, and distributors of these films and television shows must obtain an applicable permit before releasing them. In addition, online games are also subject to approval by the National Press and Publication Administration, or the NPPA.

In terms of licensed third-party content published or online games we distribute, we obtain and rely on written representations from content providers and third-party operators regarding the NRTA, the State Film Bureau, the NPPA and other approval and filing status of these content and online games, and, to a lesser extent, require content providers and third-party operators to produce evidence demonstrating that they and the licensed content or the online games have received all requisite permits and approvals. We also import some foreign TV dramas and films and apply for the permits for and register such contents with the competent authorities by ourselves. However, we cannot assure you that our monitoring procedures with respect to licensed content and online games are fully adequate, and we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by the NRTA, the State Film Bureau or the NPPA due to violations of the approval and permit requirements and for the foreign TV dramas and movies we imported, we cannot assure you that we will be able to obtain the permits for or register such contents with the competent authorities in a timely manner or at all. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video, online games or other content on our platform or our reputation. Although we have internal content moderation procedures in place to review our procured content, we face risks of termination or revocation of permits and approvals, contractual misrepresentations and failure to honor representations or indemnify us against any claims or costs by content providers.

We have obtained the VATS License, the Internet Audio-video Program Transmission License, the Network Culture Business Permit, Permit to Produce and Operate Radio and Television Programs, the Commercial Performance License, the Internet Publishing License, the Publication Trade License and the Food Trade License for operating our business. However, there remain certain permissions or approvals that may become necessary if the interpretation or enforcement of existing laws and regulations were to change. For example, (i) we have not obtained the Permit for Internet News Information Service to publish or disseminate current political news on our platform, (ii) we have not obtained the Internet Publishing Service License for Beijing iQIYI in relation to the online comics and online literature operation and (iii) our Permit for Internet Audio-video Program Service currently does not cover the permission for displaying and forwarding current political audio-video news programs. We plan to apply for these permissions and approvals to the extent practical. We maintain regular communication with the regulatory authorities in charge of these permissions or approvals. As of the date of this annual report, these regulatory authorities have not expressed any objections to our business operations.

If we fail to obtain, maintain or renew the licenses, permissions or approvals as required by current PRC laws and regulations, or fail to obtain any additional licenses, permissions or approvals or make any requisite records or filings required by new laws, regulations or executive orders required for our current or future business in a timely manner or at all, we could be subject to liabilities or penalties, and our operations could be adversely affected. New laws and regulations, and the evolving practice in the implementation of the existing laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect our business operations. For example, we have voluntarily taken down certain online advertisements on our platform due to tightened regulations on online advertisements. We have also taken down or cut down contents on our platform due to sanctions put on their cast or other limitations imposed by the governmental authorities from time to time. We may not be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Nor can we assure you that we will be able to timely address all the change in policy, failure of which may subject us to liabilities or penalties, and our operations could be adversely affected.

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

We have invested in or acquired, and may continue to invest in and acquire, complementary assets, technologies and businesses in the future, and such efforts may fail, may cause risks of non-compliance and may result in equity or earnings dilution.

We have invested in and acquired, and may continue to invest in and acquire, assets, technologies and businesses that are complementary to our business in the future. For example, in July 2018, we acquired 100% equity stake in a developer and publisher of games known as Skymoons. Acquired businesses or assets may not yield the results we expect. In addition, investments and acquisitions involve uncertainties and risks, including:

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
•
regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of mainland China and other jurisdictions; and enhanced compliance requirements for outbound acquisitions and investment under the laws and regulations of mainland China.

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

We may also incur impairment charges to earnings for investments and acquired businesses and assets. For example, we recorded impairment losses in the amount of RMB169.8 million, RMB841.5 million and RMB336.2 million (US$47.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We may continue to record impairment losses in 2024, and potentially other future periods. Our determination on whether assets are impaired is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, the carrying amount of the assets may exceed our recoverable amount, and our assets may be impaired. As a result, we may be required to significantly write-off our assets and record a significant impairment loss. Even though these charges may be non-cash items and would not have an immediate impact on our liquidity, the fact that we may report charges of this nature could contribute to negative market perceptions of us or our securities. Accordingly, any of our shareholders and beneficial owners of the ADSs could suffer a reduction in the value of their investment. We cannot guarantee that we will not record greater impairment losses in the future. If we suffer from significant impairment losses, our business, financial condition and results of operations could be materially and adversely affected.

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
•
improper actions by fans; and governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or mainland China economy may materially and adversely affect our business, results of operations and financial condition.

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

We have adopted the share incentive plans to provide incentive to our directors, employees, and consultants. As of February 29, 2024, options to purchase a total of 338,225,582 ordinary shares and 191,449,720 ordinary shares were outstanding under the 2010 Equity Incentive Plan and the 2021 Share Incentive Plan, respectively. No awards remain outstanding under the 2017 Share Incentive Plan. For the years ended December 31, 2021, 2022 and 2023, we recorded RMB1,219.2 million and RMB811.4 million and RMB636.7 million (US$89.7 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will come into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in mainland China. On February 6, 2024, the SAMR issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Corporate Governance” for details. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our subsidiaries or to provide financial support to the nominee shareholders of the variable interest entities within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new and the foregoing draft implementation measures were released for public comment only, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law and the adoption and effective date of such implementation measures. We will closely monitor the legislative developments related to the amended PRC Company Law and its implementation measures, such that we can assess the possible impact on us in a timely manner.

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

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as the COVID-19 pandemic, swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions.

The COVID-19 pandemic created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in mainland China. The spread of the disease and the preventive actions taken imposed a strong restraining effect on content production and title release in the entire online entertainment industry, causing an undersupply of content, especially cinema movies, from 2020 to 2022. The decrease in the quantity of content offerings in turn negatively affected our ability to retain existing subscribing members and attract new ones during the period. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments.

Our business operations could be disrupted if any of our employees is suspected of having any transmissible health epidemic, since this may cause our employees to be quarantined and our offices to be temperately shut down. In addition, our results of operations may be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or interact failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide content and services on our platform.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance or ESG issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

Conflicts of interest may arise between Baidu and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•
Our board members may have conflicts of interest. Our directors Mr. Junjie He, Dr. Dou Shen, Mr. Fei Qi and Ms. Shanshan Cui are also employees of Baidu. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Baidu and us.
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

We have entered into a master business cooperation agreement with Baidu and may enter into additional agreements with Baidu in the future. Under our master business cooperation agreement with Baidu, we agree during the non-competition period, which will end on January 19, 2026 unless otherwise terminated earlier pursuant to the agreement, not to compete with Baidu in its core businesses. Such contractual limitations may affect our ability to expand our business and may adversely impact our growth and prospects. Furthermore, while Baidu has agreed not to compete with us in our long-form video businesses, existing business activities conducted by Baidu and its affiliates are not subject to such non-compete limitation. Potential conflicts of interest could arise in connection with the resolution of any dispute between Baidu and us, regarding the terms of the arrangements governing our agreements with Baidu including the master business cooperation agreement. For example, so long as Baidu continues to control us, we may not be able to bring a legal claim against Baidu in the event of contractual breach, notwithstanding our contractual rights under the master business cooperation agreement and other inter-company agreements to be entered into by Baidu and us from time to time.

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

As of February 29, 2024, Baidu held approximately 45.4% of our total issued and outstanding ordinary shares, representing 89.2% of our total voting power. Baidu has advised us that it does not anticipate disposing of its voting control in us in the near future. Baidu’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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
•
an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

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

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture and publishing business and film/drama production and operation (including importation) business. We are a Cayman Islands company and our mainland China subsidiaries are considered foreign-invested enterprises. As such, none of our mainland China subsidiaries are eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in mainland China. Accordingly, we conduct such business activities through the variable interest entities in mainland China, Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries. Our wholly-owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with the variable interest entities and their respective shareholders. The contractual arrangements enable us to receive the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law, and as a result, iQIYI, Inc. is considered as the primary beneficiary of the variable interest entities in mainland China and consolidate the financial results of the variable interest entities as required by ASC topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP, and we consolidate the financial results of the variable interest entities in our consolidated financial statements under U.S. GAAP for accounting purposes. We conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century and Beijing iQIYI Interactive Technology Co., Ltd. and (ii) the variable interest entities with which we maintained these contractual arrangements, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries in mainland China. Investors in our ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the variable interest entities.

Our holding company in the Cayman Islands, the variable interest entities, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, the business, financial condition, and results of operations of the variable interest entities and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the variable interest entities which contributed 92% of our revenues in 2023. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in online video and other foreign-restricted services, or if the PRC government otherwise finds that we, the variable interest entities, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the PRC regulatory authorities, including the MIIT, NRTA, the State Film Bureau, the NPPA, the Ministry of Culture and the Ministry of Commerce, would have discretion in dealing with such violations or failures, including, without limitation:

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
•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the variable interest entities and deregistering the equity pledges of the variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or direct activities that most significantly affect the economic performance of the variable interest entities; or restricting or prohibiting our use of the proceeds of any of our offshore financings to finance our business and operations in mainland China.

In addition, in September 2009, the General Administration of Press and Publication together with several other government agencies issued a notice, known as Circular 13, prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in mainland China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Other government agencies that also had the authority to regulate online game operations in mainland China when Circular 13 was issued, such as the Ministry of Culture and the MIIT, did not join the General Administration of Press and Publication in issuing Circular 13. The General Administration of Press and Publication was replaced by the SAPPRFT and later by the NPPA. To date, none of the General Administration of Press and Publication, the SAPPRFT and the NPPA has issued any interpretation of Circular 13. Due to the ambiguity among various regulations on online games and a lack of interpretations from the PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, the contractual arrangements may be challenged by the NPPA or other governmental authorities. If we were found to be in violation of Circular 13 to operate our mobile game business, the NPPA, in conjunction with the regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the licenses and registrations. If we were found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and Circular 13, the regulatory authorities would have discretion in dealing with such violations.

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law do not touch upon the concepts and regulatory regimes that were historically suggested for the regulation of the variable interest entity structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law are new, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the variable interest entities in mainland China that most significantly impact their economic performance, or our failure to receive the economic benefits from the variable interest entities, we may not be able to consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

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

If we had direct ownership of the variable interest entities in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the variable interest entities and their shareholders of their obligations under the contracts to direct activities that most significantly affect the economic performance of the variable interest entities. The shareholders of the variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the variable interest entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to the laws and regulations under the PRC legal system. In addition, the legality and enforceability of the contractual agreements between our mainland China subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities that most significantly affect the economic performance of the variable interest entities, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the variable interest entities may not be as effective in ensuring our control over our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We face uncertainties in the enforcement of these contractual arrangements. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities that most significantly affect the economic performance of the variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.”

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the variable interest entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our mainland China subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The interpretation and implementation of the newly enacted PRC Foreign Investment Law shall be determined in accordance with the laws and regulations in force at the time and any noncompliance thereof may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 12, 2019, effective from January 1, 2020, to replace the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, its interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in Mainland China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 28, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear and uncertain. If the CSRC approval is required for any of our offshore listings and capital raising activities, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore listings and capital raising activities if such approval is required, or a rescission of such CSRC approval we obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which called for the enhanced administration over illegal securities activities and the supervision of overseas-listed China-based companies and proposed to revise the regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises (CSRC Announcement [2022] No. 43), or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. In addition, according to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

In addition, according to the Special Administrative Measures for Market Access of Foreign Investment (2021), or the 2021 Negative List, promulgated by the Ministry of Commerce and the NDRC that took effect on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the 2021 Negative List shall be subject to review and approval by the authorities when listing and trading overseas. Furthermore, the Enterprise Mid- and Long-Term Foreign Debt Registration Administrative Measures that took effect on February 10, 2023 established a foreign debt approval registration system that replaced the foreign debt filing registration system under the NDRC Circular on Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt. As a result, a new foreign debt approval registration system that replaced the foreign debt filing registration system under the NDRC Circular on Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt. We obtained a certificate for the registration of issuances of foreign debt in December 2022 pursuant to this NDRC circular, such registration certificate remains valid and in full force under the New NDRC Measures and were used for our PAG Notes and 2028 Notes. However, as the Enterprise Mid- and Long-Term Foreign Debt Registration Administrative Measure is recently promulgated, its interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. There is no assurance that we can register future foreign debt offerings or accomplish the required filings or other regulatory procedures in a timely manner, or at all.
If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Failure to obtain the approval or complete the filings and other regulatory procedures may negatively impact our ability to further raise capital from the market or pursue restructuring or refinancing of our indebtedness. We may also face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price and listing status of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in mainland China generally. In recent decades, the Chinese government has implemented a series of reform measures, including among others, emphasizing the utilization of market forces for economic reform, and the establishment of improved corporate governance in business enterprises. Meanwhile, a considerable portion of productive assets in mainland China is still owned by the government. In addition, the Chinese government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources and setting monetary and fiscal policy.

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

Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are relatively new and the PRC legal system may continue to rapidly evolve. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong.

The laws and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in mainland China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations shall be determined in accordance with the laws and regulations in force at the time.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations and enhanced supervision over large internet platforms may adversely affect our business, financial condition and results of operations, and could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. Each of our mainland China subsidiaries and the variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. The amounts restricted also include the net assets of the variable interest entities in which we have no legal ownership. These reserves are not distributable as cash dividends. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our mainland China subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Since 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. PBOC Circular 306 may constrain our mainland China subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.

Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where iQIYI, Inc., the direct parent company of our mainland China subsidiaries Beijing QIYI Century and Chongqing QIYI Tianxia Science & Technology Co., Ltd., is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, iQIYI Film Group HK Limited, which directly owns our mainland China subsidiaries iQIYI New Media, is incorporated in Hong Kong. However, if iQIYI Film Group HK Limited is not considered to be the beneficial owner of the dividends paid to it by iQIYI New Media under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

We are subject to PRC laws and regulations governing loans to and direct investment in mainland China entities by offshore holding companies and currency conversion, which may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our mainland China subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with governmental authorities in mainland China. According to the PRC regulations on foreign-invested enterprises in mainland China, capital contributions to our mainland China subsidiaries are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our mainland China subsidiaries and the variable interest entities is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and (b) each of our mainland China subsidiaries and the variable interest entities may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits (as defined below). See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” Any loan to be provided by our company to our mainland China subsidiaries, variable interest entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by our company to our mainland China subsidiaries and the variable interest entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our mainland China operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our mainland China subsidiaries. This is because there is no statutory limit on the amount of registered capital for our mainland China subsidiaries, and we are allowed to make capital contributions to our mainland China subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the mainland China subsidiaries complete the filing and registration procedures. With respect to loans to the mainland China subsidiaries by our company, (i) if the mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our mainland China subsidiaries under this circumstance because we can increase the registered capital of our mainland China subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the mainland China subsidiaries adopt the foreign exchange administration mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the mainland China subsidiary (the “Risk-Weighted Approach and the Net Asset Limits”). According to PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries. Currently, our mainland China subsidiaries have the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our mainland China subsidiaries are no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our mainland China subsidiaries or the variable interest entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

Furthermore, cash transfers from our mainland China subsidiaries and the variable interest entities to entities outside of mainland China are subject to PRC government controls on currency conversion. On April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect on June 1, 2015. SAFE further promulgated SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of SAFE Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit foreign-invested enterprises from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our mainland China subsidiaries. In addition, remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China. SAFE Circular 19, SAFE Circular 16 and other rules and regulations may significantly limit our ability to transfer to and use in mainland China any foreign currency, which may adversely affect our business, financial condition and results of operations.

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

As of the date of this annual report, some of the lessors of our properties we lease in mainland China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties up to RMB10,000 per unregistered leased property.

The enforcement of the labor-related regulations in mainland China and Hong Kong may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the PRC Labor Contract Law in 2008, and amended it on December 28, 2012. The PRC Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the PRC Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the PRC Labor Contract Law.

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

In Hong Kong, employers are required to select and join a provident fund scheme in accordance with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance for all employees in Hong Kong and to make contributions to the provident fund scheme based on the minimum statutory contribution requirement of 5% of the eligible employees’ relevant aggregate income, subject to a capped amount. Any non-compliance with statutory requirements with respect to our employees located in Hong Kong may result in enforcement being taken by the authorities, which could lead to financial penalties or imprisonment.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by mainland China enterprises or natural persons acquire an affiliated mainland China domestic enterprise. After the Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law took effect on January 1, 2020, the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law. Moreover, the Anti-Monopoly Law requires that the SAMR (formerly the Ministry of Commerce) shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that took effect in September 2011 and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in mainland China by foreign investors increasingly time-consuming and complex. These rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the competent authority, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the competent authority may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or our failure to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If the chops of our mainland China subsidiaries and the variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries and the variable interest entities are generally held securely by personnel designated or approved by our company in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in mainland China for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by our company, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, promulgated by SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in mainland China for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations since we have become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries and limit our mainland China subsidiaries’ ability to distribute dividends to us. We have completed filing with the competent SAFE branch for our equity incentive plans and are required to update our filing periodically or in the event of any material changes. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise or transfer share options or are granted restricted shares will be subject to mainland China individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the applicable laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to mainland China enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe none of our entities outside of China is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the mainland China tax authorities determine that iQIYI, Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares or ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if mainland China tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland China individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of interest or dividends, may be subject to withholding at source), if such gain is deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-mainland China shareholders of iQIYI, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that iQIYI, Inc. is treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

Any failure or perceived failure to comply with the anti-monopoly, anti-unfair competition, and consumer rights protection laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. The guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including, without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects. On August 1, 2022, the Standing Committee further amended the Anti-Monopoly Law, which, among other things, (i) emphasized that business operators with a dominant market position shall not engage in any conduct of abusing a dominant market position by utilizing data and algorithm, technology, and platform rules, (ii) increased the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition,” and (iii) increased the fines on business operators that reaching monopoly agreements to “no less than one percent but no more than ten percent of the preceding year’s sales revenue of the business operators, or a fine of up to RMB5 million if no sales revenue in the preceding year; and if such monopoly agreements have not been implemented, a fine of up to RMB3 million.”

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

In practice, the PRC governmental authority also strengthens the supervision of monopoly and other unfair competition acts, activities infringing consumer rights, and requests to establish a new order of the platform economy. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws recently. For example, in April 2021, the SAMR, the CAC and the State Administration of Taxation, held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, among others, they will be imposed with more severe penalties in accordance with the laws. We have conducted necessary self-inspection and rectifications in accordance with such guidance and completed rectification procedures, such as filing of concentration notification for our past investments and M&A deals. In addition, China Consumers’ Associations and other local consumers’ associations, who have the authority to bring civil public interest lawsuit and make complains to the governmental authorities, have been targeting large platforms more frequently. Complaints made by consumers’ associations may lead to negative publicity, and increase the risk of governmental investigations and public interest lawsuits.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence.

The difficulty of cross-border supervision and administration is common in many territories, including mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PRC Personal Information Protection Law provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been volatile and has ranged from a low of US$1.65 to a high of US$46.23 since our ADSs started to trade on the Nasdaq Global Select Market on March 29, 2018. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•
actual or anticipated fluctuations in our quarterly results of operations;
•
changes in financial estimates by securities research analysts;
•
conditions in online entertainment markets;
•
announcements of new investments, acquisitions by our company or our competitors, strategic partnerships, joint ventures or capital commitments;
•
addition or departure of key personnel;
•
fluctuations of exchange rates between RMB and the U.S. dollar;
•
litigation, government investigation or other legal or regulatory proceeding; and general economic or political conditions in mainland China or elsewhere in the world.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

We are currently, and may in the future be, the subject of unfavorable allegations made by short sellers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information about the Wolfpack short seller report, including the related SEC investigation and class action lawsuits. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our ADSs could be greatly diminished.

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

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by our company from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to ADS holders will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which ADS holders purchased the ADSs.

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

Certain judgments obtained against us or our directors and management by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China, and are all located outside of the Cayman Islands. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, all of our directors and executive officers are located in mainland China or Hong Kong as of the date of this annual report. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, mainland China and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where our directors and officers are located. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited (depending on the remedies you are seeking), because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent also governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the United States) as well as from the common law of England, the decisions of the English courts are of highly persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, Baidu, holder of our Class B ordinary shares, held approximately 45.4% of our total issued and outstanding ordinary shares and 89.2% of the voting power of our outstanding shares as of February 29, 2024. Therefore, Baidu has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a) (3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq

Rule 5605(a)(2). Mr. Weijian Shan and Mr. Fei Qi, who are non-voting members of our audit committee, are not independent directors as defined under Nasdaq Rule 5605(a)(2). In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2023. Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval the amendment to our 2021 Plan. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, as a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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

Based on the market price of our ADSs, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2023, and do not presently expect to be a PFIC for the 2024 taxable year or the foreseeable future. However, PFIC status is a fact-intensive determination that generally cannot be determined until after the close of the taxable year in question, and is based on that year’s composition of income and assets (which could change significantly during the course of a taxable year). Fluctuations in the market price of our ADSs, for instance, may cause us to become a PFIC for the current or subsequent taxable years because the value of certain of our assets, for the purpose of the asset test, is generally determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of the variable interest entities for U.S. tax purposes. Accordingly, no assurance can be given regarding our PFIC status for the current or any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. shareholder held an ADS or Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. shareholder. See “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in various jurisdictions may be subject to significant changes that could impair our financial results. Various jurisdictions around the world have enacted or are considering enacting digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes applicable to highly-digitalized businesses. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including, Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and implementations, and there is no guarantee that these changes will not affect our financial results.

Provisions of our outstanding convertible senior notes could discourage an acquisition of us by a third-party.

Certain provisions of our outstanding convertible senior notes, including the 2025 Notes, 2026 Notes, 2028 Notes, and PAG Notes could make it more difficult or more expensive for a third-party to acquire us. The indentures for the 2025 Notes, 2026 Notes, and 2028 Notes define a “fundamental change” to include, among other things: (i) any person or group becoming a beneficial owner of our company through gaining more than 50% voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares; (ii) any recapitalization, reclassification or change of our ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transaction of all or substantially all our consolidated assets, to any person other than one of our subsidiaries or variable interest entities; (iii) the adoption of any plan or proposal relating to the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed or quoted on any of The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange (or any of their respective successors) and none of the ADSs, Class A ordinary shares, other common equity and ADSs in respect of reference property is listed or quoted on one of The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange (or any of their respective successors) within one trading day of such cessation; or (v) any change in or amendment to the laws, regulations and rules in mainland China that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of such 2025 Notes, 2026 Notes, 2028 Notes, and PAG Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible senior notes.

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

In March 2010, we established a wholly-owned mainland China subsidiary, Beijing QIYI Century Science and Technology Co., Ltd., or Beijing QIYI Century. In November 2011, we obtained control over Beijing Xinlian Xinde Advertisement Media Co., Ltd. and in May 2012 we renamed it Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, to operate our internet video streaming services. In December 2012, Shanghai iQIYI Culture Media Co., Ltd., or Shanghai iQIYI, was established as our exclusive advertising agent. In May 2013, we acquired the online video business of PPS. We primarily provide live streaming service through Shanghai Zhong Yuan Network Co., Ltd., or Shanghai Zhong Yuan, the operating entity of PPS. We are considered as the primary beneficiary of Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan as a result of a series of contractual arrangements, and have consolidated their financial results as our variable interest entities under U.S. GAAP for accounting purposes. Beijing iQIYI and Shanghai Zhong Yuan hold our VATS Licenses and other licenses and permits necessary for our business operation.

In May 2017, we established a wholly-owned Cayman Islands subsidiary, iQIYI Film Group Limited. Subsequently, we established iQIYI Film Group HK Limited in June 2017, and Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, in July 2017. iQIYI Film Group Limited holds 100% of the equity of iQIYI Film Group HK Limited, which in turn holds 100% of equity in iQIYI New Media. iQIYI Pictures (Beijing) Co., Ltd., or iQIYI Pictures, was established in December 2014, and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., or Intelligent Entertainment (previously known as Beijing iQIYI Cinema Management Co., Ltd., or Beijing iQIYI Cinema), was established in June 2017. We are considered as the primary beneficiary of iQIYI Pictures and Intelligent Entertainment as a result of a series of contractual arrangements, and have consolidated their financial results as our variable interest entities under U.S. GAAP for accounting purposes.

On March 29, 2018, our ADS commenced trading on the Nasdaq Global Select Market under the symbol “IQ.”

On July 17, 2018, we completed the acquisition of 100% equity stake in Skymoons Inc. and Chengdu Skymoons Digital Entertainment Co., Ltd., the two entities that owned and operated Skymoons. The aggregate consideration consists of a fixed payment of RMB1.27 billion, as well as an additional consideration valued at RMB730 million as of June 30, 2018, which has been delivered upon the satisfaction of the agreed upon performance benchmarks.

In January 2024, we established a mainland China subsidiary, Beijing iQIYI Optical Era Technology Co., Ltd., which is wholly-owned by iQIYI Film Group HK Limited. Subsequently, Beijing iQIYI Yinhua Media Co., Ltd., or iQIYI Yinhua, was established in January 2024. We are considered as the primary beneficiary of iQIYI Yinhua as a result of a series of contractual arrangements, and have consolidated its financial results as our variable interest entity under U.S. GAAP for accounting purposes.

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

B.
BUSINESS OVERVIEW

iQIYI is a leading provider of online entertainment video services in mainland China. Since the beginning, we have always put content and users at the center, orienting each of our business strategies around delivering superior content quality and user-friendliness. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular entertainment. Designed and refined by our engineers with a deep understanding of the evolving user preferences, our products continue to offer superior entertainment experience for users.

Our platform features a variety of premium video content, in particular iQIYI original dramas and shows. With in-house studios spearheading our original content production, we are home to many acclaimed original drama series and variety show franchises, and have successfully serialized our original content into blockbuster sequels to accumulate and amplify IP value over time. Our in-house content production studios, together with our experienced supporting teams, help us industrialize content production, amass creative talents and produce premium content efficiently. Our original content also includes content produced in collaboration with third-party partners. With valuable experience gained over the past years, we have produced high-quality content that has been well received by the market. In 2023, iQIYI original drama series served as the main driver for content supply, accounting for 75% of the newly released drama series with iQIYI popularity index score of over 9,000. We also expand our premium content offerings primarily through licenses, revenue-sharing, and barter transactions, which supplement our original content. As of December 31, 2023, we had over 40,000 professionally produced content titles in our comprehensive and diversified video content library, comprised of drama series, variety shows, films and others.

We have developed diversified monetization models. We generate revenues through membership services, online advertising services and a suite of other monetization methods. Our monetization model fosters an environment for high-quality content production and effective content distribution on our platform, which in turn expands our subscriber base and increases user engagement, creating a virtuous cycle. Our membership services contribute a significant portion of our revenues. The primary goal for our membership services is to drive long-term sustainable revenue growth. We aim to enhance membership value in order to drive the loyalty, retention and lifetime value of members on our platform. Membership services revenue is driven by multiple factors, including monthly average revenue per membership, or monthly ARM, and subscriber base. Our monthly ARM has shown healthy growth in 2023, reaching RMB15.13, as compared to RMB14.31 in 2022, representing a year-over-year increase of 5.7%. In addition, we have one of the largest subscribing member bases among all internet video streaming services in mainland China. In 2023, we achieved an average daily number of total subscribing members of 111.9 million, or 111.2 million excluding individuals with trial memberships.

Our Products and Services

We provide our users with a variety of products and services encompassing online video, online games, online literature, animations and others.

Video

We produce, aggregate and distribute a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats.

Professionally Produced Content

iQIYI original content

Driven by our long-term commitment to original content, we have established a unique and effective methodology for both original content production and operations. Powered by a strong team of professionals and supported by a mature and highly efficient operating mechanism, our methodology covers everything from content creation to production and post-broadcasting. We have achieved a breakthrough in original content as evidenced by the scores tracked by iQIYI popularity index, which is our internal indicator of content popularity. Historically, we have had 12 dramas that achieved over 10,000 iQIYI popularity index scores, five of which were launched in 2022 and another five in 2023.

Our original content includes content produced in-house and content produced in collaboration with third-party partners. We have a diversified portfolio that includes:

•
original dramas, such as The Knockout (狂飙), Destined (长风渡), and Story of Kunning Palace (宁安如梦), which were launched in 2023 and broke our internal 10,000 iQIYI popularity index score;
•
variety shows, such as The Big Band (乐队的夏天), The Detectives’ Adventures (萌探探探案), The Rap of China (中国说唱巅峰对决), Super Sketch Show (一年一度喜剧大赛) and innovative new IP Become A Farmer (种地吧);
•
movies, such as Tough Out (棒！少年), Break Through the Darkness (扫黑·决战), Northeastern Bro (东北恋哥), The Comeback (零号追杀) and Wolf Hiding (怒潮); and
•
cartoons and animations, such as Deer Squad (无敌鹿战队), Princess Doremi (音乐公主爱美莉), The World of Fantasy (灵域), Love Between Fairy and Devil (苍兰决), and The Great Ruler (大主宰年番).

iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

We also adapt video IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

Licensed content

In addition to original content, we also provide users with a selection of professionally produced content that is produced by and licensed from third parties. Leveraging our expertise in content selection, we have successfully debuted well-received titles such as the drama series iPartment (爱情公寓), In the Name of People (人民的名义), Go Go Squid (亲爱的，热爱的), My Heroic Husband (赘婿), A Lifelong Journey (人世间), A Journey to Love (一念关山) and the variety show Keep Running (奔跑吧). Our licensed content library also features movies, animations, documentaries and other content.

Our licensed video content is typically procured from third parties at fixed rates for a specified term. The average term of our licenses varies depending on the type of content, with films having an average term of 11 years and drama series an average term of 14 years. Payments of licensing fees are generally made in installments upon signing of the contract and during the license period. We also exchange rights to distribute licensed content with other online video streaming services to enrich our content library. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

We leverage our content procurement team’s insights and our AI-based big data analytics capabilities to optimize content procurement. We have established partnerships with content providers to ensure access to high-quality content. These partners include leading domestic drama series production companies, film production companies and TV stations, “Big Five” Hollywood production studios, and top TV networks in the U.S.

Other Video Content

In addition to professionally produced content, we also offer a broad base of other video content with all kinds of genres, formats and running times, such as internet movies and dramas, mini variety shows and animations, vertical or horizontal videos, grassroot or influencer uploaded videos, edited video clips, and video blogs, or Vlogs, especially in categories such as popular science, food, travel, and mini-documentaries. Our other video content expands our library and allows us to capture a broader user base, drive user engagement and enhance user stickiness.

Our other video content is created and uploaded to our platform by a wide array of content providers. The content providers range from ordinary registered users, amateurs, and semiprofessional partners to internet influencers, multi-channel networks, and production studios, which collectively contribute to growing our creative user community. Content providers upload their videos onto their iQIYI partner accounts, an open platform we provide, to share, distribute and monetize their video content. We then evaluate the quality of uploaded videos through the use of AI and manual review before final approval. Users can subscribe for and follow their favorite iQIYI partner accounts.

Other Products and Services

Our other products and services include online games, literature, comics and others.

We develop and distribute online games featured in various formats to domestic and overseas users. Following our acquisition of Skymoons in July 2018, we further broadened our game offerings, especially games we develop ourselves that fully leverage the IP value in our content. We provide online literature and comics works which can be adapted into script for derivative entertainment products. Furthermore, we are developing a video community to build an ecosystem that empowers users to discover video content based on their interests, follow content creators, and interact with other users with the same interests.

iQIYI Lite

In January 2021, we officially released the iQIYI Lite app, which offers users an easy and quick access to the personalized videos based on user preferences. We offer various free content on iQIYI Lite app with advertisements catered to the preferences of users, and we also offer ad-supported membership services for subscribing members of iQIYI Lite app. iQIYI Lite helps us to expand our total addressable market by penetrating into regions and user cohorts which are not yet covered by our main app.

Overseas Business

We expand our business overseas through our multilingual iQIYI app and website, featuring popular Chinese content, commonly known as C-pop, along with a wide range of local video content and others. To cater to a diverse global audience, we currently support interfaces in more than ten languages, ensuring a user-friendly experience for viewers worldwide. Our app is globally accessible and can be downloaded from major app stores, making it convenient for users across different countries and regions to enjoy our content offerings. Our goal for overseas business is to make our platform the home to beloved Asian content. We also seek collaboration with local partners to leverage their strong marketing capabilities and know-how in high-quality local content.

User Experience

We offer entertainment content across our user-friendly and feature-rich interfaces on our website, mobile app, smart TV and other online terminals. In our ongoing commitment to improving user experience, we have introduced several advancements in 2023, such as the upgraded audio-visual experience “eXave MAX (帧绮映画MAX)” feature, which offers high-quality audiovisual experience to users who watch our content on certified television models; IQHimero Sound, which is a premium surround sound experience; improved bullet chat functionality; and character search, plot search, and actor search capabilities. Moreover, to enhance the value perception and experience for our members, we have introduced a series of value-added services and loyalty program. For example, our Express Packages enable subscribers to redeem their membership points for early access to finale episodes of hit drama series. Additionally, during selected offline major marketing events, our loyal long-time subscribing members and S-Diamond plan subscribers have the opportunity to participate in lucky draws to win event tickets. Moreover, for merchandise offers, members can utilize their member points to either fully or partially pay for IP-related goods. These enhancements are part of our broader strategy to provide a more immersive and interactive entertainment experience across various interfaces of our platform.

Our home page is a one-stop portal for users to access both trending and recommended content. Leveraging our big data analytics, we analyze user browsing behavior to understand their tastes and preference, and dynamically update the content shown on the home page to offer users the content we think they will enjoy. Our interface offers a variety of viewing functions designed to enhance user experience. We provide various picture resolution and play options. Other key functions include bullet chat, screenshots, VR viewing, screen mirroring and video caching.

Monetization

We generate revenues primarily through membership services, online advertising and content distribution. We also generate revenues from other monetization methods, including online games, IP licensing, talent agency, online literature, other licensing, and more.

Membership Services

Our membership services provide subscribing members with a choice of various membership privileges. Our current membership program is composed of multiple packages, each offered at a different price and provides subscribing members with access to a large collection of subscribing members-only content comprised of drama series, movies, animations, cartoons, online literature and others, earlier access to certain content aired on the iQIYI platform and a bundle of viewing functions and features. Our members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video-on-demand service.

We review and evaluate the price of our membership services and adjust the price from time to time. In November 2020, we increased the pricing of our monthly, quarterly and annual membership packages on non-iOS channels to the same level as iOS channels. In December 2021 and December 2022, we further increased the pricing of certain membership packages.

Online Advertising

The prices of our advertising services depend upon various factors, including form and size of the advertising, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. We offer both brand advertising service and performance-based advertising service.

For brand advertising service, prices purchased by each advertiser or advertising agency are generally fixed under our sales contracts. In addition to traditional pre-video and pop-up advertisements, we have also launched various innovative advertising products and solutions: for example, soft product placement incorporates the advertised product into the production of our premium original content to facilitate a more natural advertisement viewing experience; content-integrated advertisement that integrate brands with the content itself, such as theme songs with lyrics embedding brand names of advertisers, creatively designed and presented naturally with the original content; and interactive advertisement facilitates enhanced interaction between brands and users.

We also offer performance-based advertising, which is competitively priced through an online bidding process. This approach allows advertisers to bid for ad placements in a dynamic and market-driven environment. Our algorithms play a crucial role in maximizing the effectiveness of performance-based advertising. By analyzing user behavior and engagement patterns, these algorithms aim to deliver the advertisements to the most relevant audiences. This targeted approach not only increases the likelihood of user interaction, but also provides advertisers with measurable outcomes. By offering this flexible and results-oriented advertising model, we cater to the evolving needs of modern advertisers, providing them with more control and better alignment with their marketing objectives.

Content Distribution

We monetize and enrich our content through content distribution. We sub-license content within its authorized scope to TV stations and other internet video streaming services. We also enter into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing the exchanged content. We distribute our selected content not only to third-party platforms in mainland China but also to regions outside of mainland China. We also distribute theatrical movies invested by iQIYI to offline movie theaters.

Others

Our other monetization models include online games, IP licensing, talent agency, online literature, other licensing and others.

For our online games, we distribute both games we develop ourselves and third-party games, and we monetize online games through users’ in-app purchases of virtual gifts and game privileges. For IP licensing, we license our proprietary IP to third parties to develop derivative merchandise products, with a focus on long-term licensing. We also license our popular trademarks to third parties for use in their products. We collaborate with our partners generally through fixed-price licensing fees and/or revenue-sharing arrangements. We monetize our talent agency business by organizing our talents to participate in dramas, variety shows, commercial performances and brand endorsements, among others. For online literature, we monetize through advertisement and paid reading (including membership subscription) on our platform, where readers can pay to gain access to our online literary titles.

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

We also execute marketing strategies aimed at young users to enhance user affinity. We leverage social media platforms and place billboards in high-traffic areas to facilitate user engagement. We attract young users by offering artist-fans interactions opportunities, offline IP-related pop-up stores. We also collaborate with major wireless carriers to provide monthly unlimited data package for using iQIYI app on mobile devices.

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

Intellectual Property and Copyright Protection

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. As of December 31, 2023, we have applied for the registration of 9,942 patents, among which 2,779 patents of invention, 30 utility model patents and 3,858 patents of appearance have been registered in mainland China with the State Administration for Market Regulation of the PRC, or the SAMR, and 82 patents of invention and 14 patents of appearance have been registered overseas. As of December 31, 2023, we have registered 5,737 trademarks and have 291 trademarks in application in mainland China with the State Intellectual Property Office, and we also have registered 239 trademarks and 44 trademarks in application overseas. We have also registered 524 software copyrights with the Copyright Protection Center of the PRC. As of December 31, 2023, our “爱奇艺” and “” trademarks have been recognized as well-known trademarks by the SAMR.

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

Our content moderation team employs systematic monitoring procedures that include machine screening and manual review based on the latest laws and regulations. Our proprietary machine identification system automatically screens text, picture and video content. The text identification system screens text content based on pre-set key words and anti-spam system; the picture identification system screens picture content based on optical character recognition and pornographic-content detection; and the video identification system screens video content based on similarity analysis against our video database to analyze each frame and each second of video content. The machine screening process may have three possible outcomes: suggesting to delete content identified as illegal or inappropriate, releasing content identified as safe, or flagging content for manual review when the system cannot make a judgment. The content moderation team manually reviews flagged content to make judgment on whether to block or to release, and the machine identification system conducts auto-learning based on the judgment from manual review. The content moderation team also conducts random screening on content that has passed the machine screening process. We regularly communicate with the government authorities to stay abreast of developments in laws and regulations to ensure compliance. We provide periodic and comprehensive training to our content moderation team to ensure and enhance their understanding of regulatory requirements.

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

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, or the Amended PRC Company Law, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. The Amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company.

With respect to the period for payment of the registered capital, pursuant to the Amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the Amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the Amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the Amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent governmental authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The Amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. On February 6, 2024, the SAMR issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the detailed requirements and measures of the registration and management of registered capital under the Amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the Amended PRC Company Law exceeds the period prescribed under the Amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the Amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws. If a limited liability company established before the effective date of the Amended PRC Company Law fails to adjust its period of capital contribution during the interim period, the competent registration authority may require it to make adjustment within ninety days so that this company’s period of capital contribution shall not exceed five years commencing from July 1, 2027 in accordance with laws.

With respect to the board of directors and the board of supervisors, the Amended PRC Company Law eliminates the upper limit on the number of the directors of a limited liability company, and stipulates that the board of directors of a limited liability company without a board of supervisors including an employee representative among its members, but with more than 300 employees shall have an employee representative acting as a director, who shall be democratically elected by the company’s employees through a general assembly of employees or other democratic forms. In addition, after the effective date of the Amended PRC Company Law, limited liability companies, joint stock limited companies with small scale or a small number of shareholders and wholly state-owned companies may set up an audit committee to replace the functions and powers of the board of supervisors, and such companies may not set the board of supervisors or any supervisor.

With respect to the transfer of equity interest of a limited liability company, the Amended PRC Company law stipulates that the shareholders of a limited liability company may transfer the equity interest without the consent of other shareholders, provided that such shareholder shall notify other shareholders in writing with respect to transfer of such equity interest. Other shareholders will be regarded as giving up the right of first refusal if they fail to reply within 30 days after receiving the written notice. If a shareholder transfers the equity interest held by it, it shall notify the company in writing to request the company (i) to change the register of shareholders and (ii) to register the change with the competent enterprise registration authority. If the company refuses or fails to respond, the transferee and transferor may file a lawsuit with the competent court.

Regulations Related to Foreign Investment in Mainland China

The Foreign Investment Law took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of this law may maintain their corporate structure and corporate governance within five years after the implementation of this law.

According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and foreign investments must be conducted in line with the “negative list.” Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of mainland China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Investment activities in mainland China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the NDRC. This catalogue classifies industries into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in this catalogue are deemed permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. On December 27, 2021, the NDRC and the Ministry of Commerce promulgated the 2021 Negative List, which took effect on January 1, 2022 and replaced the Guidance Catalogue of Industries for Foreign Investment. According to the 2021 Negative List, the ultimate foreign equity ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%. In addition, foreign investments in the internet cultural business (except for music), the internet audio-video program business, the radio and television program production and operation business, the production of audio-video products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in mainland China.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment has been established under the NDRC, which leads the task together with the Ministry of Commerce. Foreign investor or relevant parties in mainland China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.

In order to comply with mainland China regulatory requirements, we operate a substantial portion of our business through the variable interest entities and their subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. For the associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Regulations on Value-added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, which was amended on July 29, 2014 and February 6, 2016. The regulations distinguish between “basic telecommunications services” and “value-added telecommunications services.” The regulations define value-added telecommunications services as telecommunications and information services provided through public network infrastructures. Pursuant to the regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT, or its provincial level counterparts.

The Catalog of Telecommunications Business which was issued as an attachment to the Telecommunications Regulations and most recently amended on June 6, 2019, further categorizes value-added telecommunications services into two classes: Class 1 value-added telecommunications services and Class 2 value-added telecommunications services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

The Administrative Measures for Internet Information Services, promulgated by the State Council on September 25, 2000, amended and effective on January 8, 2011, sets out guidelines on the provision of internet content services. According to such measures, the internet content services are classified into commercial internet content services and non-commercial internet content services. All commercial internet content provider must obtain a Value-added Telecommunications Business Operation License for internet information service, such type of VATS License is also referred to as ICP License, from the appropriate telecommunications authorities.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, which took effect on September 1, 2017, to supplement the Telecommunications Regulations and further regulate the telecommunications business permits. The measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The measures also provide that an operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license. We engage in business activities that are value-added telecommunications services as defined in the Telecommunications Regulations and the Catalog of Telecommunications Business. To comply with these laws and regulations, Beijing iQIYI, Shanghai Zhong Yuan, and Chengdu Skymoons Digital Entertainment Co., Ltd. have each obtained an ICP License, which will remain effective until September 8, 2026, May 11, 2026, and May 12, 2027 respectively. Beijing iQIYI also obtained a VATS License for internet data center, content distribution, internet access services, information services other than internet information service, which remains effective until October 8, 2027.

Regulations on Internet Content Providers

The Administrative Measures for Internet Information Services, set out guidelines on the provision of internet content services. The measures specify that interact content services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the measures specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the authorities.

On December 15, 2019, the Office of the Central Cyberspace Affairs Commission promulgated the Provisions on the Governance of Network Information Content Ecology. According to the provisions, content platforms shall set up a mechanism for ecological governance of network information content, develop detailed rules for ecological governance of the network information content, and improve systems for user registration, account management, information release examination, posts and comments examination, among others. If a content platform violates the provisions, the competent cyberspace authorities may hold interviews, give warnings and order the platform to make rectifications within a specified time limit. If the content platform fails to do so or if the circumstances are severe, the cyberspace authorities may order such platform to suspend its information update and impose other penalties. As a provider of commercial internet content services, we are required to comply with the provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Regulations on Internet Audio-video Program Services

On December 20, 2007, the Ministry of Information Industry and the State Administration of Radio, Film, and Television jointly issued the Administrative Provisions for the Internet Audio-video Program Services, which took effect on January 31, 2008 and was amended on August 28, 2015. The provisions define “internet audio-video program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third-party. Entities providing internet audio-video program services must obtain an Internet Audio-video Program

Transmission License. Applicants for such licenses shall be state-owned or state-controlled entities unless an internet audio-video program transmission license has been obtained prior to the effectiveness of the provisions in accordance with the then-in-effect laws and regulations. According to the Official Answers to Press Questions Regarding the Internet Audio-video Program Regulations published by the State Administration of Radio, Film, and Television on February 3, 2008, the State Administration of Radio, Film, and Television and the Ministry of Information Industry clarified that providers of internet audio-video program services who had legally engaged in such services prior to the adoption of the provisions, provided they have not been in violation of laws and regulations, shall be eligible to re-register and continue operations of internet audio-video program services. This policy has later been reflected in the Notice on Relevant Issues Concerning Application and Approval of Audio-video Permit, issued by the State Administration of Radio, Film, and Television on May 21, 2008 and amended on August 28, 2015. In addition, in accordance with the Decisions of the State Council on the Entry of the Non-state-owned Capital into the Cultural Industry, promulgated by the State Council on April 13, 2005, and the Opinions on Introducing Foreign Investments to the Cultural Sector, jointly adopted by five PRC regulatory agencies and the Negative List, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

According to the provisions and other applicable laws and regulations, audio-video programs provided by the entities supplying internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast shall be retained in full for at least 60 days. Movies, television programs and other media content used as internet audio-video programs shall comply with the administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to internet audio-video programs shall immediately delete the audio-video programs violating laws and regulations, keep appropriate records, report to the proper authorities and implement other regulatory requirements.

The Categories of the Internet Audio-video Program Services (Trial) promulgated by SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies internet audio/visual programs into four categories: (I) Category I internet audio/video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio/video program service, including (a) re-broadcasting service of current political news audio/video programs; (b) hosting, interviewing, reporting and commenting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; and (g) live audio/video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III internet audio/video program service, including (a) aggregating service of online audio/video contents, and (b) re-broadcasting service of the audio/video programs uploaded by internet users; and (IV) Category IV internet audio/video program service, including (a) re-broadcasting of the radio/television program channels; (b) re-broadcasting of internet audio/video program channels; and (c) re-broadcasting of live internet-based audio/video programs.

On July 20, 2015, the SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-video Program Service. The notice provides that the mobile internet audio-video program services shall be deemed internet audio-video program service. Entities which have obtained the approvals to provide the internet audio-video program services may use mobile wireless application protocol websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services. The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the NRTA and/or the State Film Bureau. On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Orders of Internet Audio-video Programs. According to this notice, online platforms shall not illegally capture, edit, or reprogram audio-video programs, shall strengthen the administration of audio-video programs, such as online movie clips and trailers, shall strengthen the management of the naming or sponsorship of the various programs, and the governmental authorities shall strengthen their administration and supervision over online audio-video platforms, as well as radio and television stations on content management. Among other things, the notice requires that online audio-video platforms shall not produce or disseminate programs that distort, parody or vilify classic literary works; shall not re-edit, re-dub, or re-caption the subtitles of classic literary works, radio and television programs, network-based original audio-video programs or intercept certain program segments and splice them into new programs; and shall not disseminate edited pieces of works that distort the originals. Online platforms shall strictly supervise reprogramed videos uploaded by users and shall not facilitate the dissemination of defective audio-video programs. In addition, when receiving a complaint about defective programs from copyright owners, broadcasting agencies or producing agencies, online platforms shall immediately delete such programs.

On October 31, 2018, the State Administration of Radio and Television issued the Notice on Further Strengthening the Management of Radio and Television and Network Audio-video Programs, according to which all radio and television broadcasting institutes, network audio-video program service institutes and program production institutes shall stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests; and strengthen the governance of TV series, network series (including network movies) to promote the benign development of the industry; shall strengthen the use and management of ratings (click-through rate) survey data and resolutely crack down on ratings (click-through rate) forgeries. The notice further provides that as to main network audiovisual programs, the total remuneration of all guests in each program shall not exceed 40% of the total cost of the program, the total remuneration of main guests in each program shall not exceed 40% of the total remuneration of all guests, and information such as the names, salaries and cost proportion of the guests shall be reported to the State Administration of Radio and Television before going online. Meanwhile, the total remuneration of all actors of each TV series and network series (including network movies) shall not exceed 40% of the total cost of production, of which the total remuneration of main actors shall not exceed 70% of the total remuneration of all actors.

On December 27, 2018, the SART issued the Notice on the Upgrading of the Network Audio-video Program Information Recording System, according to which, the State Administration of Radio and Television has added a new module called the “Main Network Movies and Teleplays Information Recording System” in the “Network Play, Micro Film and other Network Audiovisual Program Information Recording System” set up in 2012. Since February 15, 2019, before the production of main network movies and teleplays (including network plays, network movies and network animations), the producers shall provide certain specified information, such as name, type, content outline, budget making, among other things. Main network movies and teleplays shall include network series (network animations) with total investment of more than RMB five million and network movies with an investment of more than RMB one million. After shooting and production of main network movies and teleplays, the producers shall provide additional information, such as the expected broadcasting platform, amount of actual investment, actor’s remuneration and so on in the recording system, and submit the finished programs to the competent radio and television administrative departments. Main network series, network movies and network animations with on-line filing numbers could be broadcasted and promoted on the home pages of various audio-video program websites, or could be used for investment promotion, membership recommendation, online recommendation and program optimization of audio-video program websites. On September 2, 2021, the NRTA issued the Circular of the General Office of the National Radio and Television Administration on Further Strengthening the Management of Cultural Programs and Their Personnel, or Notice 267, pursuant to which online audio-video platforms shall not broadcast idol training shows, as well as variety entertainment and reality shows participated by celebrities’ children. The Notice 267 also requires platforms to strictly control voting in the talent shows and not to use in programs actors and guests who have violated laws or have conducted unethical behaviors. Beijing iQIYI has obtained an Internet Audio-video Program Transmission License which will remain effective until October 23, 2024, covering certain audio-video program services as provided in Category II and Category III, and Shanghai Zhong Yuan has obtained an Internet Audio-video Program Transmission License which will remain effective until March 23, 2026, covering certain audio-video program services as provided in Category II, Category III and Category IV.

The CAC, the Ministry of Culture and Tourism and the NRTA issued the Notice on Issuing the Administrative Provisions on Online Audio-video Information Services on November 18, 2019, which provides that online audio-video information service providers shall authenticate user’s real identity information based on the organization code, identity card number and mobile phone number, among other things. Online audio-video information service providers shall not serve users who fail to provide their real identity information. Online audio-video information service providers shall strengthen the management of the audio-video information posted by users, deploy and apply identification technologies for illegal and non-real audio and video; if any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall keep appropriate records, and report to the CAC, the Ministry of Culture and Tourism, the NRTA and other regulatory bodies.

Regulations on Online Live Streaming Services

On November 4, 2016, the State Internet Content Office issued the Administrative Regulations on Online Live- Streaming Services that took effect on December 1, 2016, according to the which, when providing internet news information services, both online live-streaming service providers and online live-streaming publishers must obtain licenses for providing internet news information service and may only carry out internet news information services within the scope of their licenses. All online live-streaming service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live-streaming content.

On September 2, 2016, the SAPPRFT issued the Circular on Issues concerning Strengthening the Administration of Online Live Streaming of Audio-video Programs, according to which, the Internet Audio-video Program Transmission License is a prerequisite for online audio-video live streaming of general cultural events, such as social communities, sports events, as well as important political, military, economic, social and cultural events. Information about specific activities to be streamed shall be filed in advance with the provincial counterparts of the NRTA. Online audio-video live streaming service providers shall censor and tape such programs and retain them for at least 60 days for future check by the administrative departments; and they shall have emergency plans in place to replace programs in violation of laws and regulations. Bullet chats are not allowed in the live streaming of major political, military, economic, social, cultural, sports and other activities and events. Special censorship shall be implemented over the bullet chats during the live streaming of cultural activities of general social groups, sports events and other organizational activities.

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

According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, live streaming service providers are not allowed to provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

Regulations on Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile internet applications, also known as apps, are further regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the CAC and took effect on August 1, 2022. According to these provisions, the CAC and its local branches shall be responsible for the supervision and administration of nationwide and local app information respectively.

App providers shall strictly fulfill their responsibilities of information security management, and perform the following duties: (i) in accordance with the principles of “real name at background, any name at foreground,” verify identities with the registered users through mobile phone numbers and other information; (ii) establish and improve the mechanism for user information security protection, follow the principles of “legality, appropriateness and necessity” in collection and use of personal information, expressly state the purpose, methods and scope of information collection, and obtain the users’ consent; (iii) establish and improve the verification and management mechanism for the information content; adopt proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts, for releasing illegal information content, as appropriate; keep records and report to the competent department; (iv) according to the law, protect and safeguard users’ “rights to know and rights to choose” during installation or use; do not turn on the functions of collecting geographic location, reading address books, or using cameras or recordings, without express statement to the users and the consent of the users; do not turn on functions irrelevant to the services; do not tie up and install irrelevant apps; (v) respect and protect intellectual property rights; do not produce or release apps which violate others’ intellectual property rights; and (vi) keep records of user log information for 60 days.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the State Administration of Radio, Film, and Television promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which took effect on August 20, 2004 and was amended on August 28, 2015 and October 31, 2018. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Both Beijing iQIYI and Shanghai Zhong Yuan have obtained the Radio and Television Program Production and Operation Permit for their respective businesses.

Regulations on Online Culture Activities

According to the Interim Administrative Provisions on Internet Culture, promulgated by the Ministry of Culture, on February 17, 2011, and most recently amended on December 15, 2017. Internet culture activities include: (i) production, reproduction, import, release or broadcast of internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the internet for spreading); (ii) distribution or publication of cultural products on inter-net; and (iii) exhibitions, competitions and other similar activities concerning internet culture products. The provisions further classify internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other governmental authorities may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music.

In accordance with the Administrative Measures for Content Self-Review by Network Culture Business Entities, issued by the Ministry of Culture on August 12, 2013 and took effect on December 1, 2013, the entities that engage in the internet cultural business shall review the content of products and services to be provided before providing such content and services to the public. These entities shall establish content management system, set up departments for content management and employ proper personnel to ensure the legality of content. The content management system of an internet cultural business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required to be filed with the provincial level counterpart of the Ministry of Culture and Tourism.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China, which took effect on September 1, 2015 and most recently amended on April 29, 2021.

The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On February 25, 2023, the State Administration for Market Regulation, or the SAMR, issued the Measures for the Administration of Internet Advertising, effective on May 1, 2023. The Advertising Law and the SAMR measures require that online advertisements may not affect users’ normal internet use and internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAMR measures provide that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Moreover, the SAMR measures treat paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements. The Advertising Law and SAMR measures require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services, which took effect on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The rules define “internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content that is consistent with the type of content that has been published in media such as books, newspapers, periodicals, audio-video products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (iv) other types of digital works identified by the NPPA. Under the rules, internet operators distributing such publications via internet are required to apply for an internet publishing license with the governmental authorities and for NPPA approval before distributing internet publications. Shanghai Zhong Yuan currently holds an internet publishing license to publish the internet games through the internet, while Beijing iQIYI plans to apply for the internet publishing license to the extent practical.

Regulations on Online Games

Regulatory Authorities, Online Game Publications and Online Game Operations

On September 28, 2009, the General Administration of Press and Publication, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued the Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or Circular 13. Circular 13 states that foreign investors are not permitted to invest in online game operating businesses in mainland China via wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If our contractual arrangements were deemed under Circular 13 to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our contractual arrangements might be challenged by the NPPA. We are not aware of any online game companies which use the same or similar contractual arrangements having been challenged by the General Administration of Press and Publication, the SAPPRFT or the NPPA as using those contractual arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since Circular 13 took effect. However, it is unclear whether and how Circular 13 might be interpreted or implemented in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Pursuant to the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the General Administration of Press and Publication (National Copyright Administration) promulgated by the General Office of the State Council on July 11, 2008, the Notice of the State Commission Office for Public Sector Reform on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to

Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the Three Provisions jointly promulgated by the Ministry of Culture, the State Administration of Radio, Film, and Television and the General Administration of Press and Publication on September 7, 2009, the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the State Administration of Press, Publication, Radio, Film and Television promulgated by the General Office of the State Council on July 11, 2013, and the Rules for the Administration for Internet Publishing Services, the General Administration of Press and Publication was responsible for the examination and approval process of online games prior to online publication, the SAPPRFT was responsible for the approval of game registration and issuance of game publication numbers, and after the online games uploaded on the internet, online games would be administered by the Ministry of Culture. Moreover, if an online game is launched on the internet without the prior approval of the General Administration of Press and Publication, the Ministry of Culture would be responsible for guiding the cultural market law enforcement team to conduct investigation and punishment.

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

On May 20, 2019, the Ministry of Culture and Tourism released the Notice on Adjusting the Scope of Examination and Approval regarding the Network Cultural Business Permit to Further Regulate the Approval Work, which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism and further specifies that the Ministry of Culture and Tourism no longer assumes the responsibility for administering the industry of online games. On July 10, 2019, the Ministry of Culture and Tourism issued the Abolition Decisions on the Interim Administrative Measures for the Administration of Online Games and the Administrative Measures for Tourism Development Plan. The abolition decisions also cite the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism and further abolish the Interim Measures for the Administration of Online Games, which means that the Ministry of Culture and Tourism no longer regulates the industry of the online games. The abolition decisions reduced the regulatory burden on online game operators, as a Network Cultural Business Permit and post-operation filings are no longer required for online games, and imported online games are no longer subject to content review by the Ministry of Culture and Tourism, while a currently valid games-related Network Cultural Business Permit will remain valid until the term of the license expires.

Protection of Minors

In April 2007, the General Administration of Press and Publication and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, which confirms the real-name verification scheme and anti-addiction system standard made by the General Administration of Press and Publication in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system, in accordance with the notice. Since then, the governmental authorities have issued rules to restrict playtime of minors. On August 30, 2021, the NPPA promulgated the Notice on Further Strengthening Regulation to Effectively Prevent Online Gaming Addictions among Minors, according to which all online game companies can only provide one hour of online game services to minors between 8p.m. and 9p.m. on Fridays, Saturdays, Sundays and legal holidays, and are not allowed to provide online game services in any form to minors in any other time.

Regulations on E-Commerce

On March 15, 2021, SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which took effect on May 1, 2021. It imposes stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. On December 24, 2014, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.

The Standing Committee of the National People’s Congress enacted the PRC E-Commerce Law on August 31, 2018, which took effect on January 1, 2019. Under the PRC E-Commerce Law, E-Commerce refers to operating activities of selling goods or providing services through the internet or other information networks. The PRC E-Commerce Law generally applies to: (i) platform operators, which refer to legal persons or unincorporated organizations that provide network places of business, transaction matching, information release and other services to enable the transaction parties to carry out independent transaction activities; (ii) operators on the platform, which refer to e-commerce operators that sell goods or provide services to customers through e-commerce platforms; and (iii) other e-commerce operators that sell goods or provide services through their own websites or other network services. The PRC E-Commerce Law also provides rules in relation to e-commerce contracts, dispute settlements, e-commerce development as well as legal liabilities involved in e-commerce.

According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, as well as the Negative List, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in mainland China. An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecommunications Regulations and the Catalog of Telecommunications Business.

The Consumer Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993 and was last amended on October 25, 2013 with effect from March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms and the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. In addition, platform operators may be jointly and severally liable with the sellers and service providers if they are aware or should be aware that the sellers or the service providers are using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity. On January 6, 2017, the SAMR issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which took effect on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations on Internet Information Security, Censorship and Privacy Protection

The PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and took effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, preserving records, and reporting to the competent governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

The PRC government promulgated the Measures for Cybersecurity Review in April 2020, which took effect in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, as advised by our PRC counsel, as such new laws, regulations, rules were only recently promulgated, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, (i) to report to the competent administration departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent administration departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent administration departments, among other things. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. Based on the facts that, (i) the Revised Cybersecurity Review Measures were newly adopted and the discussion draft of Regulations on the Administration of Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation. Under the Several Provisions on Regulating the Market Order of Internet Content Services, which was issued by the MIIT in December 2011 and took effect in March 2012, an internet content service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet content service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, which was issued by the Standing Committee of the National People’s Congress and took effect in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, which was issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet content service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet content service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet content service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

The Provisions on Technological Measures for Internet Security Protection, published by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, requires internet service providers to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. Under the PRC Cybersecurity Law, network operators must also report any instances of public dissemination of prohibited content. If a network operator fails to comply with such requirements, the PRC government may revoke its ICP License and shut down its websites.

On January 23, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Announcement on Carrying out Special Campaigns against Mobile Internet Application Programs Collecting and Using Personal Information in Violation of Laws and Regulations, or the App Announcement, which prohibits mobile app operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. According to the App Announcement, mobile app operators shall indicate to users the rules for collecting and using personal information in a simple, concise and easy-to-understand manner, with permission independently granted by the user. Furthermore, coercive or excessive collection of personal information, collection and use of personal information without user permission, leakage and loss of information or possible leakage and loss of personal information without any remedial measure, illegal use of personal information are prohibited. On November 28, 2019, the SAMR, the CAC, the MIIT and the Ministry of Public Security jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

On August 22, 2019, the CAC promulgated the Cyber Protection of Children’s Personal Information Provisions, effective on October 1, 2019, which requires, among other things, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes, among other things, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within mainland China. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken and those implemented by our business partners. As certain laws and regulations, including the PRC Data Security Law and the PRC Personal Information Protection Law, were recently promulgated, we may be required to make further adjustments to our business practices to comply with these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Regulations on Internet News Information Services

On June 1, 2017, the Provisions for the Administration of Internet News Information Services and the Implementing Rules for the Administration of the Licensing for Internet News Information Services, promulgated by the CAC, took effect, which superseded the previous regulations. According to the revised provisions, to provide internet news information services to the public via internet websites, applications, forums, blogs, micro-blogs, public accounts, instant communication tools and online live-stream, providers must obtain an Internet News Information Service License, issued by the CAC or a local cyberspace administrative office. In addition, the regulations prohibit organizations from establishing foreign, partially or wholly-owned, entities that invest or operate internet-based news information services. The CAC and the local cyberspace administrative offices are responsible for the supervision, management and inspection of internet-based news information services. If any entity or individual provides internet news information services without licenses, the PRC regulatory authorities may suspend the services and impose a fine from RMB10,000 to RMB30,000.

Regulations on Intellectual Property Rights

Copyright

The PRC Copyright Law which took effect on June 1, 1991 and was latest amended on November 11, 2020 and effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among other things, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The PRC Copyright Law as revised in 2001 extends copyright protection to internet activities and products disseminated over the internet. In addition, the PRC Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the PRC Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended on May 26, 2000 and February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration and the China Copyright Protection Center, is designated as the software registration authority. The China Copyright Protection Center shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights, which was promulgated on December 17, 2012, and further amended on December 29, 2020 and took effect on January 1, 2021, specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the National Copyright Administration and the MIIT on April 29, 2005 and took effect on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

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

Patent

Patents in mainland China are principally protected under the PRC Patent Law, which was initially promulgated by the Standing Committee of the National People’s Congress in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. As of December 31, 2023, we had applied for the registration of 9,942 patents in mainland China, among which 2,779 patents of invention, 30 utility model patents and 3,858 patents of appearance have been registered.

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted by the Standing Committee of the National People’s Congress in 1982 and most recently amended in 2019, the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014 and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks. Such term may be renewed for another ten-year period upon request by the trademark owner. As of December 31, 2023, we have registered 5,737 trademarks and have 291 trademarks in application in mainland China with the State Intellectual Property Office.

Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the applicable regulations, and applicants become domain name holders upon successful registrations. On November 27, 2017, the MIIT promulgated the Notice of the

Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which took effect on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. As of December 31, 2023, we had registered 151 domain names in mainland China.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside mainland China for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within mainland China must be made in Renminbi. Unless otherwise approved, mainland China companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or SAFE Circular 59 promulgated by SAFE on November 19, 2012, which took effect on December 17, 2012 and was further amended on May 4, 2015 and on October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, which was promulgated by SAFE on February 13, 2015 and took effect on June 1, 2015, and was later amended on December 30, 2019, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment. The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, which was promulgated by SAFE on March 30, 2015 and took effect on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by SAFE and took effect on June 9, 2016, provides that enterprises registered in mainland China may also convert their foreign debts from foreign currency into

Renminbi on self-discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in mainland China.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Notice 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as SAFE Notice 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Based on SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the foreign investment comprehensive management information system and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to their mainland China subsidiaries

A loan made by foreign investors as shareholders in a foreign invested enterprise is considered to be foreign debt in mainland China and is regulated by various laws and regulations, including the PRC Foreign Currency Exchange Administration Rules, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation on Statistical Monitoring of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a mainland China entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance. Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise, or the Provisions on Ratio of the Registered Capital to the Total Investment, promulgated by SAMR on February 17, 1987 and effective on March 1, 1987, with respect to a Sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than 1/2 of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

On January 11, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that, enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing equals the total of outstanding amounts of RMB and foreign currency denominated cross-border financing multiplied by the maturity risk conversion factor and the type risk conversion factor, plus the total of outstanding foreign currency denominated cross-border financing multiplied by the exchange rate risk conversion factor. The maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. The type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. The exchange rate risk conversion factor shall be 0.5. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. According to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, mainland China residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by mainland China residents for offshore equity financing of the enterprise assets or interests they hold in mainland China. An amendment to registration or subsequent filing with the local SAFE branch by such mainland China resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which took effect on July 4, 2014 as an attachment of SAFE Circular 37.

Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject mainland China residents to penalties under PRC foreign exchange administration regulations.

On February 13, 2015, SAFE promulgated the Notice on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which further amends SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Dividend Distribution

The principal laws and regulations regulating to the dividend distribution of dividends by foreign-invested enterprises in mainland China include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law. Under the current regulatory regime in mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A mainland China company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A mainland China company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

As of December 31, 2023, all of our wholly foreign-owned subsidiaries, including but not limited to Beijing QIYI Century, iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd., were in an accumulated loss position, all of which have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which took effect on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises that are established in mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within mainland China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but who have established institutions or premises in mainland China or income generated from inside mainland China. Under the Enterprise Income Tax Law and the implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if their permanent establishment or premises in mainland China have no actual relationship to the income derived in mainland China, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside mainland China.

Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and took effect on January 1, 1994 which were subsequently amended on November 10, 2008 and took effect on January 1, 2009 and most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax. According to the VAT Law and these decisions, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates was promulgated on April 4, 2018 and took effect on May 1, 2018. The notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively.

As of the date of this annual report, our mainland China subsidiaries and the variable interest entities are generally subject to 3%, 6%, 9% or 13% VAT rate and related surcharges.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-mainland China resident enterprise investors which do not have an establishment or place of business in mainland China, or which have an establishment or place of business that is not effectively connected with the relevant income, to the extent such dividends are derived from sources within mainland China.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, when determining the applicant’s status as a “beneficial owner” with respect to the tax treatment of dividends, interest or royalties under certain tax treaties, several factors, including whether the applicant is obligated to pay more than 50% of his or her income over a twelve-month period to residents of a third country or region, whether the business operated by the applicant constitutes actual business activities; and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax or levies tax at an extremely low rate, will be taken into account and be analyzed according to the actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her “beneficial owner” status shall submit the required documents to the tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. Pursuant to this circular, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by a non-mainland China resident enterprise, may be recharacterized and treated as a direct transfer of mainland China taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from mainland China taxable assets; whether the assets of the offshore enterprise mainly consist of direct or indirect investments in mainland China, or whether its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries that directly or indirectly hold mainland China taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to the circular, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The circular does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended on June 15, 2018. SAT Circular 37 further elaborates the implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the circular. The circular may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law which took effect on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

According to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in mainland China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The enforcement of the labor-related regulations in mainland China and Hong Kong may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are mainland China citizens or non-mainland China citizens residing in mainland China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a mainland China subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to mainland China individual income tax. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the mainland China subsidiaries fail to withhold income tax in accordance with the laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Anti-Unfair Competition and Anti-Monopoly

According to the Anti-Unfair Competition Law, which was adopted by the Standing Committee of the National People’s Congress on September 2, 1993, took effect on December 1, 1993, and last amended on April 23, 2019, unfair competition refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

The currently effective PRC Anti-Monopoly Law was promulgated by the Standing Committee of the National People’s Congress in 2007. Pursuant to the PRC Anti-Monopoly Law, the operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council and it prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Monopoly Agreement

Competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, among others, unless the agreement will satisfy the exemptions under the PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed).

On March 10, 2023, the SAMR further issued the Provisions on Prohibiting Monopoly Agreements which took effect on April 15, 2023 and supersedes certain anti-monopoly rules and regulations previously issued by the SAMR.

Abuse of Dominant Market Position

A business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

On March 10, 2023, the SAMR issued the Provisions on Prohibiting Abuse of Dominant Market Positions which took effect on April 15, 2023 to further prevent and prohibit the abuse of dominant market positions.

Concentration of Undertakings

Where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Concentration refers to (1) a merger of undertakings; (2) acquiring control over other undertakings by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

Furthermore, on February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting the monopolistic conducts in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conducts in the internet platform industry. In particular, pursuant to the guidelines, the methods of an internet platform collecting, using the privacy information of the internet users may also be one of the factors to be considered for analyzing and recognizing the monopolistic conducts in the internet platform industry. For example, whether the business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting the abuse of dominant market position. In addition, the factors including, among other things, based on the big data and algorithms, whether differentiated transaction prices or other transaction conditions are implemented for consumers with different payment ability, consumption preferences and usage habits, may be used to analyze whether there is a differentiated treatment, which is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, governing the mergers and acquisitions of domestic enterprises by foreign investors that took effect on September 8, 2006 and was revised on June 22, 2009. The regulations, among other things, requires that if an overseas company established or controlled by mainland China companies or individuals, or mainland China Citizens, intends to acquire equity interests or assets of any other mainland China domestic company affiliated with the mainland China Citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The regulations also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the mainland China Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and other regulatory requirements. The opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Furthermore, on February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in mainland China. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. On February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, which provides that issuers who have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions.

C.
ORGANIZATIONAL STRUCTURE

The following diagram illustrates our current corporate structure, which identifies our major subsidiaries, including our significant subsidiaries, and the variable interest entities, as of the date of this annual report:

For details of contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”

Equity interest.

Notes

(1)
The shareholders of Shanghai iQIYI are Dr. Yu Gong and Mr. Xiaohua Geng, our senior vice president, each holding 50% of equity interest.
(2)
The shareholder of Beijing iQIYI is Mr. Xiaohua Geng, holding 100% of equity interest.
(3)
The shareholder of Shanghai Zhong Yuan is Dr. Yu Gong, holding 100% of equity interest.
(4)
The shareholders of Intelligent Entertainment are Dr. Yu Gong and Mr. Xianghua Yang, our senior vice president, each holding 50% of equity interest.
(5)
The shareholders of iQIYI Pictures are Dr. Yu Gong and Mr. Ning Ya, president of iQIYI Pictures, each holding 50% of equity interest.
(6)
The shareholders of iQIYI Yinhua are Dr. Yu Gong and Mr. Xiaohui Wang, our chief content officer, each holding 50% of equity interest.

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

Such contractual arrangements enable us to direct activities that most significantly affect the economic performance of the variable interest entities, receive economic benefits of and absorb losses that potentially could be significant to the variable interest entities, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law, and as a result, iQIYI, Inc. is considered as the primary beneficiary of the variable interest entities in mainland China and consolidate the financial results of the variable interest entities as required by ASC topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP, and we consolidate the financial results of the variable interest entities in our consolidated financial statements under U.S. GAAP for accounting purposes.

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

Commitment Letter

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as an entity of which the financial statements are consolidated by iQIYI, Inc. and Beijing QIYI Century under U.S. GAAP and the contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by the law. Such financial support shall be forgiven by iQIYI, Inc. and Beijing QIYI Century. As of December 31, 2023, iQIYI has provided RMB785.8 million (US$110.7 million) in financial support to Beijing iQIYI under this commitment letter, all of which has been forgiven.

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

Spousal Consent Letter

The spouse of the shareholder of Beijing iQIYI signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the spouse is aware of the above-mentioned loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, and shareholder voting rights trust agreement, and has no objection regarding the contractual arrangements aforesaid. The signing spouse committed not to impose any adverse assertions upon the validity of such contractual arrangement based on the existence or termination of the marital relationship with the shareholder, or exert any impediment or adverse influence over the shareholder’s performance of any contractual arrangement or claim rights on Beijing iQIYI.

The contractual arrangements by and among iQIYI, Inc., Beijing QIYI Century, Shanghai iQIYI, and the shareholders of Shanghai iQIYI, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, commitment letter, shareholder voting rights trust agreement, spousal consent letter and exclusive technology consulting and services agreement, are substantially the same as the corresponding contractual arrangements discussed above. The loan agreements, exclusive purchase option agreement, business operation agreement and exclusive technology consulting and services agreement were extended by Beijing QIYI Century and iQIYI, Inc. before their respective expiration dates to October 25, 2033, and can be further renewed at the discretion of Beijing QIYI Century and iQIYI, Inc.

The contractual arrangements by and among iQIYI, Inc., Beijing QIYI Century, Shanghai Zhong Yuan, and the shareholder of Shanghai Zhong Yuan, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, commitment letter, shareholder voting rights trust agreement, spousal consent letter and exclusive technology consulting and services agreement, are substantially the same as the corresponding contractual arrangements discussed above. The loan agreement, exclusive purchase option agreement, business operation agreement and exclusive technology consulting and services agreement were extended by Beijing QIYI Century and iQIYI, Inc. before their respective expiration dates to January 14, 2034, and can be further renewed at the discretion of Beijing QIYI Century and iQIYI, Inc.

The contractual arrangements by and among iQIYI, Inc., iQIYI New Media, Intelligent Entertainment, and the shareholders of Intelligent Entertainment, including loan agreements, share pledge agreements, exclusive share purchase agreement, exclusive management consulting and business cooperation agreement, commitment letter, power of attorney and spousal consent letters, are substantially the same as the corresponding contractual arrangements discussed above.

The contractual arrangements by and among iQIYI, Inc., iQIYI New Media, iQIYI Pictures, and the shareholders of iQIYI Pictures, including loan agreements, share pledge agreements, exclusive share purchase agreement, exclusive management consulting and business cooperation agreement, commitment letter, power of attorney and spousal consent letter, are substantially the same as the corresponding contractual arrangements discussed above.

The contractual arrangements by and among iQIYI, Inc., Optical Era, iQIYI Yinhua, and the shareholders of iQIYI Yinhua, including loan agreements, share pledge agreements, exclusive share purchase agreement, exclusive management consulting and business cooperation agreement, commitment letter, power of attorney and spousal consent letters, are substantially the same as the corresponding contractual arrangements discussed above.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

•
the ownership structure of the variable interest entities and our wholly-foreign owned subsidiaries are in compliance with PRC laws or regulations currently in effect; and the contractual arrangements among our wholly-foreign owned subsidiaries, variable interest entities and their respective shareholder(s), either individually or taken as a whole, are valid and legally binding upon each party to such arrangement and are enforceable against each party thereto in accordance with their terms, and do not contravene any PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our internet video streaming business and related business do not comply with PRC government restrictions on foreign investment in internet video streaming and related businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.”

D.
PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 30,074 square meters. We own office premises of approximately 17,570 square meters in Shanghai and land of approximately 101,722 square meters in Zhejiang Province. We also lease offices in Shanghai, Chongqing and various other cities, with an aggregate area of approximately 27,567 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases, and we plan to renew most of these leases when they expire:

Leased properties	Term	Area (square meters)
Beijing	1, 2, 3, 4 and 6 years	30,074
Shanghai	1, 3 and 5 years	4,914
Chongqing	1 year	6,760
Others	1, 2, 3, 4, 5 and 10 years	15,893
Total		58,114

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

A.
OPERATING RESULTS

Overview

iQIYI is a leading provider of online entertainment video services in mainland China. We remain focused on high-quality content and user experience. We provide our users with a variety of products and services encompassing online video, online games, online literature, animations and others. As of December 31, 2023, we had over 40,000 professionally produced content titles in our comprehensive and diversified video content library, comprised of drama series, variety shows, films and others.

We have developed multiple monetization methods to capture entertainment market opportunities in mainland China. Our membership services contribute a significant portion of our revenues. Membership services revenue is driven by multiple factors, including monthly average revenue per membership, or monthly ARM, and subscriber base. Our monthly ARM has continued to grow in 2023, reaching RMB15.13, as compared to RMB14.31 in 2022, representing a year-over-year increase of 5.7%. In addition, we have one of the largest subscribing member bases among all internet video streaming services in mainland China. In 2023, we achieved an average daily number of total subscribing members of 111.9 million, or 111.2 million excluding individuals with trial memberships.

In 2023, we generated a net income of RMB1,952.6 million (US$275.0 million), marking a turnaround from the net losses recorded in 2021 and 2022. This achievement was underpinned by our strategic focus on enhancing the quality and diversity of our content offerings, with a particular emphasis on producing high-quality, popular original content that resonated with our audience. Moreover, we have made substantial improvements in our operating efficiency over recent years, which has been instrumental in our achievement of profitability and positive cash flow. We have been generating positive cash flows since the second quarter of 2022. In 2023, we had a net cash inflow from operating activities of RMB3,351.6 million (US$472.1 million).

Selected Income Statement Items

Total Revenues

We derive our revenues from (i) membership services, (ii) online advertising services, (iii) content distribution and (iv) others. The following table presents our revenue lines and as percentages of our total revenues for the periods presented.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	16,713,664	54.7	17,710,830	61.1	20,314,216	2,861,197	63.7
Online advertising services	7,066,751	23.1	5,331,697	18.4	6,223,903	876,618	19.5
Content distribution	3,007,828	9.8	2,562,412	8.8	2,458,610	346,288	7.7
Others	3,766,116	12.4	3,392,609	11.7	2,875,922	405,066	9.1
Total revenues	30,554,359	100.0	28,997,548	100.0	31,872,651	4,489,169	100.0

Membership services. We offer membership packages primarily to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, and (iii) merchandise selection and privilege. We also offer a broader selection of paid services with innovative privileges. We generate a small portion of our membership services revenue from on-demand content purchase by our users and the sale of the right to membership services through the cooperation with other parties, where we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer. Our users’ willingness to pay continued to increase along with our efforts in premium content production. In November 2020, we increased the pricing of our monthly, quarterly and annual membership packages on non-iOS channels to the same level as iOS channels. In December 2021 and December 2022, we further increased the pricing of certain membership packages.

Online advertising services. Our advertising revenues are recognized net of advertising agency rebates in 2021, 2022 and 2023. Our online advertising services are in the form of brand advertising and performance-based advertising.

Content distribution. We distribute video content by sub-licensing such content to other third-party internet video streaming platforms, and as consideration, receive either cash or the right to broadcast certain licensed content from such platforms on our platform. We also distribute selected content to regions outside of mainland China and/or to TV stations in mainland China, as well as from the release of feature films for exhibition in theaters.

Others. We generate revenues from various other channels, such as online games, and talent agency business. We generate revenues from online games both by distributing third-party online games and sharing revenues with them, and offering online games we develop ourselves. We launched several new games we developed ourselves and new licensed games following our acquisition of Skymoons in July 2018, and plan to further broaden our offerings, especially games we develop ourselves that fully leverage the IP value in our content. We generate revenues from talent agency services, primarily from celebrity endorsement contracts for the artists we represent. In addition, we generate revenues from IP licensing, online literature and other business lines. We also generate revenue from other licensing, granting rights to certain customers to re-create short-form videos for selected content assets from our existing content library over a fixed license period.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of revenues, (ii) selling, general and administrative expenses and (iii) research and development expenses.

Cost of revenues. Our cost of revenues mainly consists of content costs and others. Content costs mainly consist of costs for original content, which includes amortization and impairment of capitalized produced content and expenses recorded when production costs exceed the total revenues to be earned; licensed content, which includes amortization and impairment of licensed copyrights; and revenue sharing cost for content uploaded by partners. Our cost of revenues may increase in the foreseeable future as we are committed to enhancing and diversifying our original content offerings and to supporting our overseas expansion.

Selling, general and administrative expenses. Our selling expenses primarily consist of promotional and marketing expenses and compensation for our sales and marketing personnel. We expect our selling and marketing expenses as a percentage of total revenues to remain largely stable in the foreseeable future.

Our general and administrative expenses primarily consist of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services. We expect our general and administrative expenses as a percentage of total revenues to remain largely stable in the foreseeable future.

Research and development expenses. Research and development expenses primarily consist of salaries and benefits for our research and development personnel. We expect our research and development expenses as a percentage of total revenues to remain largely stable in the foreseeable future.

Taxation

We had income tax expense of RMB96.5 million and RMB84.0 million and RMB80.0 million (US$11.3 million) in 2021, 2022 and 2023, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong, Singapore and mainland China.

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

Singapore

Generally, entities in Singapore are subject to a unified 17% tax rate. Under the Singapore tax laws, certain entities may be entitled to preferential tax treatments. Our primary subsidiary in Singapore was granted a five-year Development and Expansion Incentive commencing from July 1, 2023, which awards a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed. Singapore does not impose a withholding tax on dividends.

Mainland China

Generally, our mainland China subsidiaries, the variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under mainland China tax laws and accounting standards.

An enterprise may benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law if it qualifies as a High and New Technology Enterprise. A High and New Technology Enterprise certificate is normally effective for a period of three years. Certain of our mainland China subsidiaries and variable interest entities, including Beijing QIYI Century, Shanghai Zhong Yuan and Beijing iQIYI, are qualified as High and New Technology Enterprises. The related tax benefits for our entities will expire in 2024 and 2025.

Our mainland China subsidiaries, the variable interest entities and their subsidiaries are generally subject to VAT at a rate of 3%, 6%, 9% or 13% and related surcharges.

If our holding company in the Cayman Islands or our subsidiary outside of mainland China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

Results of Operations

Despite the lack of equity ownership, our Cayman Island holding company is considered as the primary beneficiary of the variable interest entities and consolidates the financial results of the variable interest entities and their subsidiaries as required by ASC topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our total revenues for the years presented.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	16,713,664	54.7	17,710,830	61.1	20,314,216	2,861,197	63.7
Online advertising services	7,066,751	23.1	5,331,697	18.4	6,223,903	876,618	19.5
Content distribution	3,007,828	9.8	2,562,412	8.8	2,458,610	346,288	7.7
Others	3,766,116	12.4	3,392,609	11.7	2,875,922	405,066	9.1
Total revenues	30,554,359	100.0	28,997,548	100.0	31,872,651	4,489,169	100.0
Operating costs and expenses:
Cost of revenues(1)	(27,513,497)	(90.0)	(22,319,315)	(77.0)	(23,102,492)	(3,253,918)	(72.5)
Selling, general and administrative(1)	(4,725,142)	(15.5)	(3,466,579)	(12.0)	(4,014,070)	(565,370)	(12.6)
Research and development(1)	(2,794,927)	(9.1)	(1,899,233)	(6.5)	(1,766,610)	(248,822)	(5.5)
Total operating costs and expenses	(35,033,566)	(114.6)	(27,685,127)	(95.5)	(28,883,172)	(4,068,110)	(90.6)
Operating (loss)/income	(4,479,207)	(14.6)	1,312,421	4.5	2,989,479	421,059	9.4
Total other expenses, net	(1,532,781)	(5.0)	(1,346,197)	(4.6)	(956,878)	(134,773)	(3.0)
(Loss)/income before income taxes	(6,011,988)	(19.6)	(33,776)	(0.1)	2,032,601	286,286	6.4
Income tax expenses	(96,545)	(0.3)	(84,000)	(0.3)	(80,047)	(11,274)	(0.3)
Net (loss)/income	(6,108,533)	(19.9)	(117,776)	(0.4)	1,952,554	275,012	6.1

Note:

(1)
Share-based compensation expense was allocated as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of revenues	173,263	147,045	133,160	18,755
Selling, general and administrative	718,377	425,209	314,788	44,337
Research and development	327,523	239,187	188,784	26,590
Total	1,219,163	811,441	636,732	89,682

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Our revenues increased by 9.9% from RMB28,997.5 million in 2022 to RMB31,872.7 million (US$4,489.2 million) in 2023.

Membership services. Our membership services revenue increased by 14.7% from RMB17,710.8 million in 2022 to RMB20,314.2 million (US$2,861.2 million) in 2023, primarily driven by the growth in monthly ARM, the average daily number of total subscribing members of the year, and our continuous efforts in refining operations to improve user experience and monetization capabilities. Our monthly ARM in 2023 increased by 5.7% to RMB15.13 in 2023, as compared to RMB14.31 in 2022. In addition, the average daily number of total subscribing members in 2023 was 111.9 million, as compared to 103.1 million in 2022. The average daily number of subscribing members excluding individuals with trial memberships was 111.2 million in 2023, as compared to 102.4 million in 2022. We track monthly ARM and average daily number of total subscribing members as key indicators for membership revenue growth.

Online advertising services. Our online advertising services revenue increased by 16.7% from RMB5,331.7 million to RMB6,223.9 million (US$876.6 million) in 2023, primarily driven by the growth of performance-based advertising business and, to a lesser extent, the growth in the brand advertising business. Average brand advertising revenue per brand advertiser increased by 13.7% from RMB3.8 million in 2022 to RMB4.3 million (US$0.6 million) in 2023. We track the average brand advertising revenue per brand advertiser as a key indicator to evaluate our advertising services business and adapt our sales strategy, advertisement solutions and content scheduling accordingly.

Content distribution. Our content distribution revenue decreased by 4.1% from RMB2,562.4 million in 2022 to RMB2,458.6 million (US$346.3 million) in 2023, primarily attributable to the decrease in barter transactions, partially offset by the increase in cash transactions and revenue from distribution of theatrical movies we invested in during the year.

Others. Other revenues decreased by 15.2% from RMB3,392.6 million in 2022 to RMB2,875.9 million (US$405.1 million) in 2023, primarily due to the deconsolidation of live broadcasting business.

Cost of revenues

Our cost of revenues increased by 3.5% from RMB22,319.3 million in 2022 to RMB23,102.5 million (US$3,253.9 million) in 2023.

Content cost. Content cost decreased by 1.8% from RMB16,533.8 million in 2022 to RMB16,242.8 million (US$2,287.7 million) in 2023.

Gross profit

As a result of the foregoing, our gross profit increased by 31.3% from RMB6,678.2 million in 2022 to RMB8,770.2 million (US$1,235.3 million) in 2023. Our gross profit as a percentage of total revenues improved from 23.0% in 2022 to 27.5% in 2023, primarily due to the increase in membership services revenue.

Selling, general and administrative expenses

Selling expenses increased by 27.5% from RMB2,662.0 million in 2022 to RMB3,393.4 million (US$477.9 million) in 2023, primarily due to the increase in marketing and promotional expenses. Our marketing and promotional expenses increased by 45.5% from RMB1,809.1 million in 2022 to RMB2,632.7 million (US$370.8 million) in 2023 due to the higher spending on user acquisition channels and content promotions.

General and administrative expenses decreased by 22.9% from RMB804.6 million in 2022 to RMB620.7 million (US$87.5 million) in 2023, primarily due to decreases in professional fees and personnel compensation expenses. Our general and administrative personnel compensation expenses decreased by 14.3% from RMB484.4 million in 2022 to RMB415.1 million (US$58.5 million) in 2023, primarily due to the decrease in share-based compensation expenses.

Research and development expenses

Our research and development expenses decreased by 7.0% from RMB1,899.2 million to RMB1,766.6 million (US$248.8 million) in 2023, which was primarily due to decreased personnel compensation expenses.

Income tax expense

In 2023, we recognized RMB80.0 million (US$11.3 million) of income tax expense, which resulted from RMB81.0 million (US$11.4 million) current year income tax and RMB1.0 million (US$0.1 million) deferred income tax income. In comparison, in 2022, we recognized RMB84.0 million of income tax expense, which resulted from RMB53.9 million current year income tax and RMB30.1 million deferred income tax expense.

Net (loss)/income

As a result of the foregoing, we had net losses of RMB117.8 million in 2022 and net income of RMB1,952.6 million (US$275.0 million) in 2023. For specific factors that may constrain our ability to reverse our net loss, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We had historically incurred net losses, and may incur losses again in the future.”

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operation—Year Ended December 31, 2022 Compared with Year Ended December 31, 2021” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023.

Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were an increase of 1.5%, an increase of 1.8% and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in mainland China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.
LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, we had RMB4,434.5 million (US$624.6 million) and RMB6.1 million (US$0.9 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our restricted cash mainly represents restricted deposits. As of December 31, 2023, we had RMB941.7 million (US$132.6 million) in short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions. Our total current liabilities were RMB22.3 billion (US$3.1 billion) as of December 31, 2023, which primarily included RMB2,802.4 million (US$394.7 million) in convertible senior notes, current portion, RMB5,671.1 million (US$798.8 million) in accounts and notes payable, RMB4,373.2 million (US$616.0 million) in customer advances and deferred revenue, and RMB3,571.6 million (US$503.1 million) in short-term loans. As of December 31, 2023, we had unused credit lines of RMB2.2 billion (US$0.3 billion) and a working capital deficit of RMB9.7 billion (US$1.4 billion).

We generated a net income of RMB1,952.6 million (US$275.0 million) in 2023. We had only been able to generate positive net cash flows in some of the financial years, in which case the positive net cash flows were mainly attributable to the net proceeds we received in our initial public offering, our convertible notes offerings and our ADSs offering. Accounts and notes payable amounted to RMB5,993.4 million and RMB5,671.1 million (US$798.8 million) as of December 31, 2022 and 2023, respectively. A substantial majority of our accounts and notes payable are due to content providers. The decrease in accounts and notes payable in 2023 was primarily due to a decrease in content acquisition related payables. To finance our operations, we have incurred a significant amount of indebtedness and other liabilities in relation to our convertible senior notes and other financing arrangements. We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our indebtedness when our payments become due.

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

Our current cash and cash equivalents, restricted cash, short-term investments and proceeds and lines of credit/financing available to us and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We prudently manage our working capital to support our business and operations. We have been exploring and executing plans to reduce discretionary capital expenditures and operational expenses and secure additional financing, including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities, and raising funds through additional issuances of equity and/or debt in public and/or private capital market transactions.

We have conducted the below debt and equity financing activities in the last three fiscal years:

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
•
In December 2022, we issued an aggregate amount of US$500 million convertible notes due January 2028, to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes bear an interest rate of 6% per annum and will mature on December 30, 2027. Holders of the PAG Notes have the right to require us to repurchase all or part of their notes at a price equal to 120% of the principal amount of the PAG Notes during the three-month period commencing on December 30, 2025. On December 30, 2027, the maturity date of the PAG Notes, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself.
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
•
In March 2023, we completed an offering of US$600 million in aggregate principal amount of 6.50% convertible senior notes due March 2028. Holders of the 2028 Notes may require us to repurchase all or a portion of their notes for cash on March 16, 2026 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

We have also conducted the following structured payable arrangements in the last three fiscal years:

•
Since 2020, we have entered into structured payable arrangements with banks or other financial institutions, pursuant to which the suppliers’ receivables collection process was accelerated through selling their receivables from us to the banks or other financial institutions at a discount. We were legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,058.6 million, RMB1,497.4 million and RMB1,771.1 million (US$249.5 million) for the year ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, the outstanding borrowings from the factoring arrangements was RMB1,055.8 million (US$148.7 million), which is repayable within one year.

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

As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital or liquidity position or to generate or maintain positive net cash flows beyond the next 12 months. We have taken a series of measures to mitigate such risks, including stepping up efforts in accounts receivable collection as well as actively controlling spending through careful budget formulation, stringent budge implementation and payment arrangements with longer payment period. We are also exploring opportunities to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and commercial banks. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.” Despite our efforts to pursue our fund raising plans and business initiatives, the successful completion of these plans is dependent on factors outside of our control and there can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. In addition, the deterioration in global economic conditions or escalation of geopolitical conflicts and other adverse changes in macro-economic conditions may adversely impact our ability to secure additional financing.

As of December 31, 2023, 88.5% of our cash and cash equivalents, restricted cash and short-term investments were held in mainland China, while 58.9% of our cash and cash equivalents, restricted cash and short-term investments were held by the variable interest entities and their subsidiaries.

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

See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding company structure.” We may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with business operations in mainland China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•
capital contributions to our mainland China subsidiaries must be registered with the SAMR or its local counterparts, and reported to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System; and
•
loans by our company to our mainland China subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system. Any loan to be provided by our company to our mainland China subsidiaries, variable interest entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” There is, in effect, no statutory limit on the amount of capital contribution that we can make to our mainland China subsidiaries. This is because there is no statutory limit on the amount of registered capital for our mainland China subsidiaries, and we are allowed to make capital contributions to our mainland China subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the mainland China subsidiaries complete the filing and registration procedures. With respect to loans to the mainland China subsidiaries by our company, (i) if the mainland China subsidiaries determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our mainland China subsidiaries under this circumstance since we can increase the registered capital of our mainland China subsidiaries by making capital contributions to them, subject to the completion of registration, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the mainland China subsidiaries determine to adopt the foreign exchange administration mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the mainland China subsidiary. According to PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries.

We have in place a centralized cash management policy and established stringent controls and procedures for cash flows within our organization. Under our cash management policy, cash is managed by the centralized treasury department of our company, and each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. All such transfers are reviewed and approved by the authorities where required, including SAFE. We only allow the treasury department personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash management policy is our management policy and adheres to the applicable laws and regulations. In addition, our board of directors has complete discretion on whether to distribute dividends to the shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy.”

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash (used for)/provided by operating activities	(5,951,847)	(70,569)	3,351,600	472,063
Net cash provided by/(used for) investing activities	1,262,350	265,980	(1,739,515)	(245,005)
Net cash (used for)/provided by financing activities	(2,959,455)	4,468,863	(4,285,072)	(603,541)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(216,696)	122,418	92,039	12,964
Net (decrease)/increase in cash, cash equivalents and restricted cash	(7,865,648)	4,786,692	(2,580,948)	(363,519)
Cash, cash equivalents and restricted cash at the beginning of the year	10,940,512	3,074,864	7,861,556	1,107,277
Cash, cash equivalents and restricted cash at the end of the year	3,074,864	7,861,556	5,280,608	743,758

Net cash (used for)/provided by operating activities

Net cash provided by operating activities was RMB3,351.6 million (US$472.1 million) in 2023, primarily attributable to net income of RMB1,952.6 million (US$275.0 million), adjusted by non-cash items of RMB14,757.5 million (US$2,078.6 million) and cash outflow from changes in operating assets and liabilities of RMB13,358.5 million (US$1,881.5 million). The increase in non-cash items compared with 2022 was primarily due to an increase of amortization and impairment of produced content, which was offset by a decrease of amortization of licensed copyright. The decrease of cash outflow from changes in operating assets and liabilities compared with 2022 was primarily due to a decrease in accounts payable, which was offset by increase in other non-current liabilities.

Net cash used for operating activities was RMB70.6 million in 2022, primarily attributable to net loss of RMB117.8 million, adjusted by non-cash items of RMB14,540.4 million and cash outflow from changes in operating assets and liabilities of RMB14,493.2 million. The decrease in non-cash items compared with 2021 was primarily due to decreases of amortization and impairment of licensed copyrights and produced content. The decrease of cash outflow from changes in operating assets and liabilities compared with 2021 was primarily due to decreased licensed copyrights and produced content, which was offset by increased accounts payable.

Net cash used for operating activities was RMB5,951.8 million in 2021, primary attributable to net loss of RMB6,108.5 million, adjusted by non-cash items of RMB17,742.9 million and cash outflow for operating assets and liabilities of RMB17,586.2 million. The decrease in non-cash items compared with 2020 was primarily due to decreases of amortization and impairment of licensed copyrights, decreases of provision for credit loss, which was offset by increases of amortization and impairment of produced content, driven by business expansion to maintain our market leadership. The increase of cash outflow for operating assets and liabilities compared with 2020 was primarily due to increased licensed copyrights and produced content, which was offset by increased accounts payable.

Net cash provided by/(used for) investing activities

Net cash used for investing activities was RMB1,739.5 million (US$245.0 million) in 2023, primarily due to (i) cash inflow from maturities of debt securities of RMB1,769.3 million (US$249.2 million), (ii) cash outflow from loans provided to related parties of RMB1,472.6 million (US$207.4 million), (iii) cash outflow from purchasing of debt securities of RMB1,890.5 million (US$266.3 million).

Net cash provided by investing activities was RMB266.0 million in 2022, primarily due to (i) cash outflow from purchasing of debt securities of RMB4,459.5 million, (ii) cash inflow from maturities of debt securities of RMB5,030.6 million, and (iii) cash outflow from purchase of long-lived assets of RMB348.1 million.

Net cash provided by investing activities was RMB1,262.4 million in 2021, primary due to (i) cash outflow from purchasing of debt securities of RMB19,975.1 million, and (ii) cash inflow from maturities of debt securities of RMB21,987.1 million, and (iii) purchase of long-term investments of RMB386.4 million.

Net cash (used for)/provided by financing activities

Net cash used for financing activities was RMB4,285.1 million (US$603.5 million) in 2023, primarily due to (i) cash outflow used for repayments or redemption of convertible senior notes of RMB11,736.0 million (US$1,653.0 million), (ii) net cash inflow from issuance of convertible senior notes of RMB4,415.4 million (US$621.9 million), and (iii) net cash inflow from follow-up offering of RMB3,391.3 million (US$477.7 million).

Net cash provided by financing activities was RMB4,468.9 million in 2022, primarily due to (i) net cash inflow from issuance of convertible senior notes of RMB3,448.6 million, and (ii) net cash inflow from issuance of ordinary shares upon private placement of RMB1,807.2 million.

Net cash used for financing activities was RMB2,959.5 million in 2021, primarily due to (i) net cash inflow of issuance of convertible senior notes and follow-on offering of RMB1,132.7 million, and (ii) repayments of convertible senior notes, which was RMB4,751.0 million in 2021.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent period primarily include our capital expenditures, long-term debt obligations, capital lease obligations, operating lease obligations, and purchase obligations.

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers, and construction in process. Our capital expenditures were RMB261.5 million, RMB174.3 million and RMB37.0 million (US$5.2 million) in the years ended December 31, 2021, 2022 and 2023, respectively. Our capital expenditures decreased significantly in 2023 because we further enhanced our overall cost control initiative.

Our capital expenditures may increase in the future as our business continues to grow. We currently plan to fund these expenditures with our current cash and cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

We intend to fund our existing and future material cash requirements with our cash provided by operating activities, existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations by specified categories as of December 31, 2023.

	Payment due by period
	Total	2024	2025	2026	2027	2028 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	14,485,895	618,218	730,172	3,420,315	499,194	9,217,996
Capital Lease Obligations(2)	19,005	19,005	—	—	—	—
Operating Lease Obligations(3)	777,776	103,100	97,008	91,165	87,597	398,906
Purchase Obligations(4)	14,825,716	8,634,138	3,794,639	1,335,126	735,464	326,349
Total	30,108,392	9,374,461	4,621,819	4,846,606	1,322,255	9,943,251

Notes:

(1)
On March 29, 2019, we issued US$1,200 million convertible senior notes (the “2025 Notes”). The 2025 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2025 Notes for cash on April 1, 2023, which may result in a material cash outlay of our company. The holders of the 2025 Notes may also require us to repurchase all or a portion of the 2025 Notes for cash upon a fundamental change. In 2023, we redeemed US$1,197.6 million aggregate principal amount of the 2025 Notes as requested by the holders.

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

On December 30, 2022, we issued an aggregate amount of US$500 million convertible senior notes due January 2028, which we refer to as the PAG Notes, to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes, secured by certain collateral arrangements, bear an interest rate of 6% per annum and will mature on December 30, 2027. Holders of the PAG Notes have the right to require us to repurchase all or part of their notes at a price equal to 120% of the principal amount of the PAG Notes during the three-month period commencing on December 30, 2025. On December 30, 2027, the maturity date of the PAG Notes, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself. Holders of the PAG Notes also have the right to require us to repurchase for cash all or part of their notes in the event of certain fundamental changes and events of default. For further information, please see “Loans Payable” under Note 13 and “Convertible Senior Notes” under Note 14 to our consolidated financial statements included elsewhere in this annual report.

On March 7, 2023, we issued US$600 million convertible senior notes, which we refer to as the 2028 Notes. The 2028 Notes are senior, unsecured obligations of us, and interest is payable quarterly in cash at a rate of 6.50% per annum on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028 unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2028 Notes for cash on March 16, 2026, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

(2)
Capital lease obligations represent our obligations for the finance leases of fixed assets.
(3)
Operating lease obligations represent our obligations for leasing office premises and internet data center facilities.

(4)
Purchase obligations represent our future minimum payments under non-cancelable agreements for licensed copyrights, produced content and property management fees.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital/operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2023.

Holding Company Structure

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the variable interest entities and their subsidiaries in mainland China. As a result, iQIYI, Inc.’s ability to pay dividends to the shareholders and investors of the ADSs depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the variable interest entities in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in mainland China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenue contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and the variable interest entities as of the dates and for the periods indicated:

	Total revenues(1)
	For the year ended December 31,
	2021	2022	2023
iQIYI, Inc. and its wholly-owned subsidiaries	5.9%	7.6%	7.7%
Variable interest entities	94.1%	92.4%	92.3%
Total	100.0%	100.0%	100.0%

Notes:

(1)
The percentages exclude the inter-company transactions and balances between iQIYI, Inc. and our wholly-owned subsidiaries and the variable interest entities.

	Total assets
	As of December 31,
	2021	2022	2023
iQIYI, Inc. and its wholly-owned subsidiaries	35.7%	38.4%	36.2%
Variable interest entities	64.3%	61.6%	63.8%
Total	100.0%	100.0%	100.0%

C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Technology

Technology is the bedrock of our products and services. More than 40% of our employees are engineers dedicated to technological innovation and breakthrough. We utilize AI technology to drive our entire business, including video content creation, purchase, production, tagging, distribution, monetization and customer service, to achieve automation and intelligence in the entire business process. Our advanced technologies facilitate better content production, enhanced operation efficiency and superior user experience. To maintain our industry-leading position, we have established extensive cooperation with many industry-leading research institutes.

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

In addition to content recommendations catering to users’ interests, our advanced video, audio and AI technologies provide users with superior viewing experience in a cost-effective manner. We are one of a few streaming entertainment service providers in mainland China providing concurrent 4K/8K high-definition video quality, HDR (High Dynamic Range) video, Dolby Atmos® audio effect and ultimate cinematic like immersive experience via eXave Max. Leveraging our big data analytics, features such as AI Radar and Watch Me Only support real-time recognition and search of information from video images, or allow users to view only the segments featuring particular artists. We have one of the world’s largest P2P and CDN-based HCDN (hybrid content delivery network), which seamlessly distributes and transmits massive internet video with high quality and low bandwidth cost.

In the years ended December 31, 2021, 2022 and 2023, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB2,794.9 million, RMB1,899.2 million and RMB1,766.6 million (US$248.8 million), respectively, representing 9.1%, 6.5% and 5.5% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. Our research and development expenses consist primarily of personnel-related costs (including share-based compensation expenses).

D.
TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on value-added telecommunication services, internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses, we operate our internet platform and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in mainland China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate us to absorb losses of the affiliated entities that could potentially be significant to them or entitle us to receive economic benefits from the affiliated entities that could potentially be significant to them. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by ASC topic 810, Consolidation, because we hold all the variable interests of the variable interest entities directly or through our subsidiaries, which are considered as the primary beneficiaries of the variable interest entities. We will reconsider the initial determination of whether a legal entity is a variable interest entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are considered as the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Membership services

We offer membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, eXave Max, Dolby Audio, and accelerated downloads and others.

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

Online advertising services

We sell advertising services by delivering both brand advertising and performance-based advertising, primarily to third-party advertising agencies and a small portion is sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. For brand advertising, we provide advertisement placements on our platforms in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. For contracts where we provide customers with multiple performance obligations, consideration is allocated to each performance obligation based on its relative standalone selling price and revenue is recognized as each performance obligation is satisfied through our display of the advertisements in accordance with the advertising contracts.

For performance-based advertising, we distribute our customers sponsored links or advertisements by leveraging the traffic of our own and other partners’ online properties in the same way. As the principal, we recognize revenue from performance-based advertising on a gross basis and payments made to our partners are recorded as cost of revenues in the consolidated statements of comprehensive (loss)/income.

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

Content distribution

We generate revenues from sub-licensing content assets within authorized scope for cash or through nonmonetary exchanges mainly with other online video broadcasting companies, as well as from the release of feature films for exhibition in theaters. For cash sub-licensing transactions, we are entitled to receive the sub-license fee under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content assets represents a license of functional intellectual property which grants a right to use our content assets and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.

We also enter into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own platform only. Each transferring party retains the right to continue broadcasting the exclusive content on its own platform and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received. Barter revenues are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction is calculated on the individual content asset basis. For a significant barter transaction, we further review the fair value by analyzing against the cost of the content assets bartered out and/or engage a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair values, equity method investments, available-for-sale debt securities accounted for at fair value and equity securities with readily determinable fair value.

Equity investments, except for those accounted for under the equity method, and those that result in consolidation of the investee and certain other investments, are measured at fair value in accordance with ASC topic 321, Investments-Equity Securities (“ASC 321”) and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings.

Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When calculating its proportionate share of each equity investee’s net income or loss, we adjust the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the equity investee’s financial statements. Intra-entity profits and losses shall be eliminated until realized by us or the investee as if the investee was consolidated. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in our equity-method investee and are not required to advance additional funds to the investee, we would continue to report our share of equity method losses in our consolidated statements of comprehensive (loss)/income after our equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive (loss)/income when the decline in value is determined to be other-than-temporary.

Available-for-sale debt securities are convertible debt instruments issued by private companies and investments in equity securities that are redeemable at our option, which are measured at fair value, with interest income recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

Produced content, net

We produce original content in-house and in collaboration with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content that are predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues.

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

Based on factors including historical and estimated future viewership consumption patterns, we amortize produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, we consider historical and estimated usage patterns to determine the pattern of amortization. Based on the estimated patterns, we amortize produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statements of comprehensive (loss)/income.

Licensed copyrights, net

Licensed copyrights consist of professionally produced content, such as films, drama series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by our company in accordance with the conditions of the license agreement and the content is available for its first showing on our platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

The licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on our own platforms and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated from each right over its estimated useful lives.

For the right to broadcast the contents on our own platforms that generates online advertising and membership services revenues, the content costs are amortized based on factors including historical and estimated future viewership patterns, using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of our content include newly released drama series, newly released films, animations, library drama series and library films. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections. For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Impairment of licensed copyrights and produced content

Our business model is mainly subscription and advertising based, as such the majority of the content assets (licensed copyrights and produced content) are predominantly monetized with other content assets. A smaller portion of the content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain film rights including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the mainland China platform are largely independent of the cash flows of other content launched on the overseas platform, we have identified two separate film groups. We review our film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

When such events or changes in circumstances are identified, we assess whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. We mainly use a discounted cash flow approach to determine the fair value of an individual content or film group, of which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as we cannot estimate the fair value of individual contents in the film group without undue cost and effort.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Junjie He	39	Chairman of the Board
Yu Gong	55	Chief Executive Officer and Director
Dou Shen	44	Director
Fei Qi	42	Director
Shanshan Cui	48	Director
Weijian Shan	70	Director
Sam Hanhui Sun	51	Independent Director
Conor Chia-hung Yang	61	Independent Director
Jun Wang	45	Chief Financial Officer
Xiaohui Wang	55	Chief Content Officer
Wenfeng Liu	45	Chief Technology Officer
Youqiao Duan	54	Senior Vice President
Xianghua Yang	47	Senior Vice President

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

Yu Gong is the founder, chief executive officer and director of our company, and oversees our overall strategy and business operations. Prior to founding iQIYI, Dr. Gong was the president and chief operating officer of umessage.com, a top mobile internet services solution provider in mainland China. Prior to that, Dr. Gong served in the roles of vice president, senior vice president, and chief operating officer at Sohu.com, a Nasdaq-listed company (Nasdaq: SOHU), from 2003 to 2008. From 1999 to 2003, Dr. Gong was the founder and chief executive officer of focus.cn, the then largest real estate search website in mainland China, which was sold to Sohu.com. Dr. Gong received a bachelor’s degree, a master’s degree and a doctorate degree in automation control from Tsinghua University.

Dr. Dou Shen has served as our director since September 2019. Dr. Shen received a Ph.D. from the Hong Kong University of Science and Technology, and currently serves as executive vice president of Baidu (Nasdaq: BIDU; SEHK: 9888) and the president of Baidu AI Cloud Group. Dr. Shen currently also serves as a director of COSCO Shipping Holdings Co., Ltd. (SHA: 601919) and China United Network Communications Limited (SHA: 600050). Dr. Shen joined Baidu in 2012 and has served various management roles, including web search, display advertising, the financial services group and mobile products. Dr. Shen has published more than 40 papers in international conferences and journals, and held multiple patents on internet search and computational advertising. Currently, he serves as the vice president of SIGKDD China Chapter.

Fei Qi has served as our director since December 2022. Mr. Qi joined Baidu (Nasdaq: BIDU; SEHK: 9888) in March 2021, and currently serves as vice president of Baidu, chief of staff to CEO, and head of corporate strategic department. Prior to joining Baidu, Mr. Qi served as managing director at China International Capital Corporation (CICC), where he had over 15 years of experience in the investment banking division with a focus in the TMT sector. Mr. Qi obtained his bachelor’s degree in management information systems from Tsinghua University in 2003.

Shanshan Cui has served as our director since August 2023. Ms. Cui has been serving as senior vice president in charge of human resources and administrative functions of Baidu (Nasdaq: BIDU; SEHK: 9888) since May 2019. Ms. Cui joined Baidu in January 2000 overseeing the search technology group, and is a founding member of Baidu. Ms. Cui left Baidu in July 2010 to pursue personal interests and rejoined Baidu in December 2017, initially serving as Secretary General to the Organizational Culture Committee of Baidu. In this capacity, Ms. Cui oversaw employee culture and organization effectiveness, implementing initiatives, such as OKR (objectives and key results) management, throughout Baidu. Ms. Cui received a bachelor’s degree in computer science from Beijing Institute of Technology and a master’s degree in computer science from the University of Chinese Academy of Sciences.

Weijian Shan has served as our director since December 2022. Mr. Shan is the executive chairman and co-founder of PAG—one of Asia’s leading investment management groups. Between 1998 and 2010, Mr. Shan was co-managing partner of the private equity firm Newbridge Capital (now known as TPG Asia) and a partner of TPG. Before Newbridge, Mr. Shan was a managing director at J.P. Morgan where he worked for five years. Mr. Shan was an assistant professor at the Wharton School, the University of Pennsylvania for six years. Mr. Shan also worked at the World Bank in 1987. Mr. Shan is a Trustee of the British Museum. Mr. Shan is also member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited, and an independent director of Alibaba Group. Mr. Shan is the author of three books: Out of the Gobi, Money Games and Money Machine. Mr. Shan holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. Mr. Shan graduated with a major in English from the Beijing University of International Business and Economics.

Sam Hanhui Sun has served as our independent director since March 2018. Mr. Sun has been the Chairman of VSP Private Fund Management (Zhuhai) Co., Limited since 2021. From 2016 to 2020, Mr. Sun was a venture partner at Blue Lake Capital. From 2010 to 2015, Mr. Sun served various positions at Qunar Cayman Islands Limited, a Nasdaq-listed company, including Qunar’s president in 2015 and its chief financial officer from 2010 to 2015. From 2007 to 2009, Mr. Sun was the chief financial officer of KongZhong Corporation, a Nasdaq-listed company. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd., and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group. Mr. Sun currently serves as a director on the boards of Zhihu Inc. (NYSE: ZH) and Yiren Digital Ltd. (NYSE: YRD) and YSB Inc. (SEHK: 9885). Mr. Sun served as an independent director of Fang Holdings Limited (NYSE: SFUN) from September 2010 to May 2019, Sunlands Technology Group (NYSE: STG) from March 2018 to July 2019 and CAR Inc. (formerly SEHK: 699) from August 2014 to July 2021, when CAR Inc. was privatized. Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology. He is a Certified Public Accountant in mainland China.

Conor Chia-hung Yang has served as our independent director since April 2022. Mr. Yang has been the chief financial officer of Ehang Holdings Limited (Nasdaq: EH) since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of I-Mab (Nasdaq: IMAB), Tongcheng Travel Holdings Limited (HKSE: 0780), UP Fintech Holding Ltd (Nasdaq: TIGR), Smart Share Global Limited (Nasdaq: EM) and DDC Enterprise Limited (Nasdaq: DDC). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles.

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

B.
COMPENSATION

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB35.5 million (US$5.0 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our mainland China subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed at will. We may terminate employment for cause. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by our company, we will provide severance payments to the executive officer as agreed by our company and the executive officer. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by our company and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by our company; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2010 Equity Incentive Plan

We adopted the 2010 Equity Incentive Plan, which we refer to as the 2010 Plan, on October 18, 2010, which was subsequently amended and restated on November 3, 2014, August 6, 2016 and September 15, 2020, for the purpose of granting share-based compensation awards either through a proprietary interest in our long-term success, or compensation based on fulfilling certain performance goals to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. Under the 2010 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. As of February 29, 2024, options to purchase a total of 338,225,582 Class A ordinary shares were outstanding under the 2010 Plan.

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

2017 Share Incentive Plan

We adopted the 2017 Share Incentive Plan, which we refer to as the 2017 Plan on November 30, 2017, which was further amended on December 7, 2017, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2017 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards was 720,000 ordinary shares, all of which have been granted in the form of restricted share units. As of February 29, 2024, the amount of ordinary shares which may be issued pursuant to all awards under the 2017 had been used up, with 369,500 of the granted restricted share units forfeited due to the departure of certain grantees, and the remaining 350,500 restricted share units vested and exercised. As such, as of February 29, 2024, no awards were outstanding under the 2017 Plan.

2021 Share Incentive Plan

We also adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan, on December 2, 2021, as amended and restated on November 2, 2022, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the directors, employees and consultants to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is initially 364,000,000 Class A ordinary shares, which we refer to as the 2021 Plan Award Pool, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one share) granted shall reduce the number of shares in the 2021 Plan Award Pool available for future grants by 1.3 Class A ordinary shares; any option with nil exercise price shall have the same effect of reducing the number of shares in the 2021 Plan Award Pool as the restricted share units. As of February 29, 2024, options with nil exercise price to purchase a total of 191,449,720 ordinary shares were outstanding under the 2021 Plan.

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

The shares reserved and to be issued under the 2010 Plan and the 2021 Plan have been registered on the Form S-8 filed on May 24, 2018 and the Form S-8 filed on March 28, 2022, respectively.

The following table summarizes, as of February 29, 2024, the outstanding options that we granted to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Gong	152,298,401	0 to 0.51	Various dates from 2010/10/18 to 2023/6/3	Various dates from 2024/12/15 to 2033/6/3
Jun Wang	*	0 to 0.51	Various dates from 2018/2/28 to 2023/6/3	Various dates from 2028/2/28 to 2033/6/3
Xiaohui Wang	*	0 to 0.51	Various dates from 2016/8/5 to 2023/6/3	Various dates from 2026/8/5 to 2033/6/3
Wenfeng Liu	*	0 to 0.51	Various dates from 2014/12/15 to 2023/6/3	Various dates from 2024/12/15 to 2033/6/3
Youqiao Duan	*	0 to 0.51	Various dates from 2014/12/25 to 2023/6/3	Various dates from 2024/12/25 to 2033/6/3
Xianghua Yang	*	0 to 0.5	Various dates from 2014/12/25 to 2023/6/3	Various dates from 2024/12/25 to 2033/6/3
Total	249,044,059

Notes:

* The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

As of February 29, 2024, other grantees as a group held options to purchase 280,631,243 Class A ordinary shares of our company, with exercise prices ranging from US$0 to US$0.51 per share.

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
•
meeting separately and periodically with management and the independent registered public accounting firm; and reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Junjie He, Shanshan Cui, Weijian Shan and Sam Hanhui Sun, and is chaired by Mr. Junjie He. We have determined that Sam Hanhui Sun satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•
reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;
•
approving and overseeing the total compensation package for our executives other than the three most senior executives;
•
reviewing the compensation of our directors and making recommendations to the board with respect to it; and periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

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

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices	Mainland China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No

	As of February 28, 2023				As of February 29, 2024
Total Number of Directors	8				8
Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	7	0	0	1	7	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				0

D.
EMPLOYEES

We had 5,856, 4,981 and 4,788 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had 2,691 employees in Beijing and 2,097 employees in other cities in mainland China and overseas. Our number of employees decreased over the past three years because we implemented an efficiency enhancement initiative aimed at optimizing resource utilization and maximizing productivity. The following table sets forth the number of our employees by function as of December 31, 2023:

Research and development	1,983
Content production and operation	1,531
Sales and marketing	875
General and administrative	399
Total	4,788

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

E.
SHARE OWNERSHIP

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 6,717,641,643 ordinary shares outstanding as of February 29, 2024, comprising of 3,676,544,365 Class A ordinary shares (excluding 177,276,292 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 3,041,097,278 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned (†)		Class B Ordinary Shares Beneficially Owned (††)		Voting Power (†††)
	Number	%	Number	%	%
Directors and Executive Officers:**
Junjie He	—	—	—	—	—
Yu Gong(1)	148,633,833	3.9	—	—	*
Dou Shen	*	*	—	—	*
Fei Qi	—	—	—	—	—
Shanshan Cui	—	—	—	—	—
Weijian Shan(2)	—	—	—	—	—
Sam Hanhui Sun(3)	—	—	—	—	—
Conor Chia-hung Yang(4)	—	—	—	—	—
Jun Wang	*	*	—	—	—
Xiaohui Wang	*	*	—	—	*
Wenfeng Liu	*	*	—	—	*
Youqiao Duan	*	*	—	—	*
Xianghua Yang	*	*	—	—	*
All directors and executive officers as a group	213,322,887	5.5	—	—	*
Principal Shareholders:
Baidu(5)	7,933,331	*	3,041,097,278	100.0	89.2
PAG(6)	801,666,502	17.8	—	—	2.3
Best Ventures Limited(7)	341,874,885	9.3	—	—	1.0

Notes:

* Less than 1%.

* * Except for Junjie He, Dou Shen, Fei Qi and Shanshan Cui, and as indicated otherwise below, the business address of our directors and executive officers is 4/F, iQIYI Youth Center, Yoolee Plaza, No. 21, North Road of Workers’ Stadium, Chaoyang District, Beijing, 100027, China. The business address of Junjie He, Dou Shen, Fei Qi, and Shanshan Cui is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of February 29, 2024, by the sum of the total number of Class A ordinary shares outstanding as of February 29, 2024 and the number of Class A ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class A ordinary shares within 60 days of February 29, 2024.

†† For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of February 29, 2024, by the sum of the total number of Class B ordinary shares outstanding as of February 29, 2024 and the number of Class B ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class B ordinary shares within 60 days of February 29, 2024.

††† For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of February 29, 2024, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)
Representing (i) 140,446,944 Class A ordinary shares that Dr. Gong may purchase upon exercise of options within 60 days of February 29, 2024, and (ii) 8,186,889 Class A ordinary shares held by Cannes Ventures Limited, a company incorporated in the Cayman Islands. Cannes Ventures Limited is wholly-owned by Dr. Gong. The registered address of Cannes Ventures Limited is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.
(2)
The address of Weijian Shan is 33/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.
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
(6)
Representing 489,802,551 Class A ordinary shares issuable upon conversion of the PAG Notes held by PAGAC IV-1 (Cayman) Limited, 303,753,520 Class A ordinary shares issuable upon conversion of the PAG Notes held by PAGAC IV-4 (Cayman) Limited, 210,000 Class A ordinary shares held by Pacific Alliance Asia Opportunity Fund L.P., and 7,900,431 Class A ordinary shares held by Polymer Asia Fund LP, as reported in the Amendment No. 2 to the Schedule 13D filed jointly by PAGAC IV-1 (Cayman) Limited, PAGAC IV-2 (Cayman) Limited, PAGAC IV-4 (Cayman) Limited, PAGAC IV-6 (Cayman) Limited, PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG on October 19, 2023. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Pacific Alliance Asia Opportunity Fund L.P. and Polymer Asia Fund LP are indirectly controlled by PAG. PAGAC IV-1 (Cayman) Limited is an exempted company incorporated in the Cayman Islands. PAGAC IV-4 (Cayman) Limited is an exempted company incorporated in the Cayman Islands. Pacific Alliance Asia Opportunity Fund L.P. is a partnership established and registered in the Cayman Islands. Polymer Asia Fund LP is a partnership established and registered in the Cayman Islands. The address of each of PAGAC IV-1 (Cayman) Limited, Pacific Alliance Asia Opportunity Fund L.P. and Polymer Asia Fund LP is P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106 Cayman Islands.
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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of February 29, 2024, 3,495,489,090 of our Class A ordinary shares were held by three record holders in the United States, representing 95.0% of our total issued and outstanding Class A ordinary shares as of such date (excluding 177,276,292 Class A ordinary shares reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plans). As of February 29, 2024, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation—Share Incentive Plans.”

Enforceability of Civil Liabilities

Our business operations are primarily conducted in mainland China, and substantially all of our assets are located in mainland China. All of our directors and executive officers are located in mainland China or Hong Kong as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Walkers (Hong Kong), our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable against us or our directors or officers in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be fiscal, penal or punitive in nature or contrary to Cayman Islands public policy.

We have also been advised by our Cayman Islands legal counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are fiscal or penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages or contrary to Cayman Islands public policy) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

•
the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;
•
the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;
•
the judgment was final and conclusive and for a liquidated sum;
•
the judgment was not obtained by fraud; and
•
the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Our PRC legal counsel, Jingtian & Gongcheng, has advised us that there is uncertainty as to whether the courts of mainland China would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

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

Under this agreement, (i) Baidu agrees not to compete with us in providing video content services that are the same as or substantially similar to our long-form video businesses (with the exception of existing business activities conducted by Baidu and its affiliates and of the business activities conducted by the entity that currently operates Baidu’s online video business), and (ii) we agree not to compete with Baidu in any business that is the same as or substantially similar to Baidu’s core businesses (with the exception of existing business activities conducted by our company or our affiliates). Long-form video business means long-form video content services currently provided by iQIYI, such long-form video content includes, but is not limited to, movies, TV series, network series, cartoons, variety shows and documentaries. Whether any service is Baidu’s core business or is the same as or substantially similar to Baidu’s core business shall be determined by Baidu and us in a commercially reasonable manner.

The master business cooperation agreement will expire on January 19, 2026, extendable for a term of eight years upon agreement by both parties. In the event we are no longer controlled by Baidu, either we or Baidu may terminate this agreement.

Loan Agreement

Under the master business cooperation agreement, Baidu would provide us with a RMB650.0 million (US$91.6 million) loan, which mature on the fifth anniversary of the grant date. We entered into an interest-free loan agreement with Baidu with respect to such loan on January 19, 2018. The loan was repaid in full in March 2023.

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

Other Transactions with Baidu

For the years ended December 31, 2021, 2022 and 2023, we generated membership services revenue of nil, RMB54.4 million and RMB92.9 million (US$13.1 million), respectively, and advertising services revenue of

RMB122.9 million, RMB55.7 million and RMB17.7 million (US$2.5 million), respectively, from Baidu. Transactions other than membership and advertising services revenue were insignificant for the years ended December 31, 2021, 2022 and 2023.

We incurred cost of revenues for license fees in the amount of RMB13.9 million, RMB8.2 million and RMB20.4 million (US$2.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We incurred cost of revenues for bandwidth services and cloud services in the amount of RMB918.8 million, RMB653.0 million and RMB550.7 million (US$77.6 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We incurred selling, general and administrative expenses for advertising services provided by Baidu in the amount of RMB13.4 million, RMB47.6 million and RMB116.1 million (US$16.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, we had RMB34.9 million, RMB20.0 million and RMB4.4 million (US$0.6 million), respectively, due from Baidu. The balance mainly represents amounts due from Baidu for advertising, membership and other services.

As of December 31, 2021, 2022 and 2023, we had RMB1,405.5 million, RMB1,879.1 million and RMB2,030.4 million (US$286.0 million), respectively, due to Baidu. The related party balances mainly represented accrued expenses for bandwidth services and cloud services provided by Baidu. As of December 31, 2021, 2022 and 2023, we had RMB700.0 million, RMB700.0 million and RMB50.0 million (US$7.0 million), respectively, in loans due to Baidu. As of December 31, 2021, 2022 and 2023, the total outstanding balance represents an interest-free loan of RMB50.0 million that is due on demand, and an interest-free loan of RMB650.0 million provided by Baidu in January 2018. The RMB650.0 million interest-free loan was repaid in full in March 2023.

PAG

We issued an aggregate amount of US$550 million convertible senior notes due January 2028 to PAG. The PAG Notes are secured by certain collateral arrangements.

In September 2023, our subsidiary, iQIYI HK Limited (“iQIYI HK”), entered into a facility agreement with PAGAC IV-4 (Cayman) Limited (“PAGAC IV-4”), an entity affiliated with PAG. Pursuant to the facility agreement, iQIYI HK agreed to provide to PAGAC IV-4 a loan facility in an aggregate amount of US$200.0 million, with an interest rate of 6% per annum. iQIYI HK has a right to require PAGAC IV-4 to repay all or part of the outstanding loan on the early redemption date, or July 1, 2024. Otherwise, the facility can be utilized so long as the PAG Notes remain outstanding. At each draw down, PAG shall release certain collateral secured by our company under the PAG Notes and pledge to iQIYI HK the PAG Notes, each in an amount equivalent to the amount of the draw down. As of December 31, 2023, we had RMB1,437.0 million (US$202.4 million) due from PAGAC IV-4.

Other Transactions with Related Parties

For the years ended December 31, 2021, 2022 and 2023, we generated content distribution revenue of RMB297.3 million, RMB190.4 million and RMB260.1 million (US$36.6 million), respectively, from equity investees. For the years ended December 31, 2021, 2022 and 2023, we purchased content from equity investees in the amount of RMB2,358.7 million, RMB1,513.7 million and RMB1,602.5 million (US$225.7 million), respectively. Other related party transactions, including services provided by/to equity investees which we or Baidu has significant influence over in the ordinary course of business, were insignificant for each of the years presented.

As of December 31, 2021, 2022 and 2023, we had RMB201.6 million, RMB144.0 million and RMB424.2 million (US$59.7 million), respectively, due from other related parties. The balance mainly represents amounts due from our equity investees for content distribution services or paid in advance by our company for licensed copyrights acquisition.

As of December 31, 2021, 2022 and 2023, we had RMB1,309.2 million, RMB1,043.5 million and RMB953.8 million (US$134.4 million), respectively, due to other related parties. The related party balances mainly represented, (i) deferred revenues in relation to content distribution, IP licensing and advertising services to be provided to one of our equity investees; (ii) amounts owed to our equity investees for contents assets; and (iii) advances made by one of our equity investees for online advertising services.

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

Legal Proceedings

Following the publication in April 2020 of a short seller report by Wolfpack Research, the SEC asked us to produce certain financial, operating, and other documents and records. We also engaged professional advisers, including a Big Four accounting firm that is not our auditor, to conduct an internal review into certain of the key allegations in the Wolfpack short seller report and to report their findings to our audit committee. The SEC also sought the production of certain documents and records from us related to such internal review and other related information. We cooperated with the SEC. Our internal review within the agreed scope was substantially complete and did not uncover any evidence that would substantiate the allegations.

Furthermore, starting in April 2020, we and certain of our current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-1830 (U.S. District Court for the Eastern District of New York). In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794 (U.S. District Court for the Eastern District of New York), the Court terminated the motion to dismiss without prejudice and ordered motion-to-dismiss briefing for the two cases under a new coordinated briefing schedule. The coordinated motion-to-dismiss briefing was completed on March 3, 2023. On February 26, 2024, following oral argument on the motions to dismiss, the Court held Defendants’ motions in abeyance, granted Plaintiffs leave to file amended consolidated complaints, and ordered the supplemental briefing on the amended consolidated complaints to be completed by April 22, 2024.

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

As of December 31, 2023, there were 168 cases against us that were pending before various courts in mainland China. The aggregate amount of damages sought under these pending cases is approximately RMB416.1 million (US$58.6 million). We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2023, there were 628 cases we brought against others for copyright and trademark infringement, unfair competition and other commercial disputes that were pending before various courts in mainland China. The aggregate amount of damages we are seeking under these pending cases is approximately RMB995.4 million.

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

Following amendments to the Companies Act that took effect on August 31, 2022, the majority-in-number “headcount test” in relation to the approval of members’ schemes of arrangement has been abolished. Section 86(2A) of the Companies Act provides that, if 75% in value of the members (or class of members) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all members (or class of members) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (amongst other things) the convening of the meetings of creditors or members (or classes of them, as applicable). While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:

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

If a compromise or arrangement of a Cayman Islands company is approved by the members in the context of a members’ scheme and the Cayman Islands court subsequently sanctions such scheme (as described above), a dissenting shareholder would have no rights comparable to the appraisal rights which it would have if the company in question were a Delaware corporation (being the right to receive payment in cash for the judicially determined value of its shares). This is because such scheme will be binding on all members (or class of members), regardless of whether all the members (or class of members) approved the scheme, upon the sanction order being made. Having said that, a dissenting shareholder would have the right to appeal the making of the sanction order to the Cayman Islands Court of Appeal, if there were grounds for doing so.

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

E.
TAXATION

The following summary of Cayman Islands, People’s Republic of China and U. S. federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Mainland China income tax at the rate of 10% will be withheld from payments of interest or dividends we make to investors that are “non-resident enterprises” of mainland China, if such investors do not have an establishment or place of business in mainland China, or if they have such establishment or place of business in mainland China but the income is not effectively connected with such establishment or place of business, to the extent such interest or dividends are deemed to be sourced within mainland China.

Furthermore, any gain realized on the transfer of the ADSs or shares by such investors would also be subject to mainland China income tax at 10% if such gain is regarded as income derived from sources within mainland China.

Furthermore, if we are considered a mainland China resident enterprise and mainland China tax authorities consider the interest or dividends we pay or any gains realized from the transfer of our ADSs or shares to be income derived from sources within mainland China, such interest or dividends and gains earned by non-resident individuals would be subject to the 20% mainland China individual income tax (which may be withheld at source).

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

Taxation of Dividends or Other Distributions on the ADSs or Class A Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of all our distributions to you with respect to the ADSs or Class A ordinary shares will be included in your gross income as dividend income on the day actually or constructively received by the depositary, in the case of ADSs, or by you, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, you should expect to treat the full amount of the distribution as a dividend for U.S. federal income tax purposes. Dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs may be subject to reduced rates of taxation provided that (1) our ADSs are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a mainland China “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs are listed on the Nasdaq Global Select Market and will accordingly be considered to be readily tradable on an established securities market in the United States, and we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023 and we do not expect to be a PFIC in the foreseeable future, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a mainland China resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we direct activities that most significantly affect the economic performance of them and we are entitled to their economic benefits through contractual arrangements and, as a result, we consolidate the financial results of the variable interest entities in our combined and consolidated financial statement in accordance with U.S. GAAP. If it were determined, however, that we are not the owner of the variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2023 and for subsequent taxable years.

Assuming we are the owner of the variable interest entities in mainland China for U.S. federal income tax purposes, based on our income and assets and the market value of our ADSs, we believe that we were not a PFIC for our taxable year ended December 31, 2023, and do not presently expect to be a PFIC for the 2024 taxable year or the foreseeable future. However, given the lack of authority applying the PFIC rules to our particular circumstances, and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year based on that year’s composition of income and assets, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the value of certain of our assets for purposes of the asset test is generally determined by reference to the market price of the ADSs, our PFIC status may depend in part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the IRS may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and expenses are mainly denominated in Renminbi. As of December 31, 2023, we had U.S. dollar-denominated cash and cash equivalents of US$48.6 million, as compared to US$1,542.4 million of U.S. dollar-denominated convertible senior notes outstanding, of which US$395.6 million will mature on December 15, 2026, US$550.0 million will mature on January 1, 2028 and US$574.0 million will mature on March 15, 2028. To the extent that the holders of the convertible senior notes do not convert them and we cannot refinance or choose not to refinance our outstanding debt, we will need to change Renminbi into U.S. dollars to meet these obligations. Changes in the exchange rate between the Renminbi and the U.S. dollar could significantly impact the amount of Renminbi we would need to use. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB1,095.1 million (US$154.2 million) in the value of our U.S. dollar-denominated convertible senior notes as of December 31, 2023.

In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

The RMB depreciated by 2.94% against the U.S. dollar in 2023. As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB5,761.5 million, and U.S. dollar-denominated cash and cash equivalents of US$48.6 million. Assuming we had converted RMB5,761.5 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of the end of 2023, our U.S. dollar cash balance would have been US$860.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$786.3 million instead. Assuming we had converted US$48.6 million into RMB at the exchange rate of RMB7.0999 for US$1.00 as of the end of 2023, our RMB cash balance would have been RMB6,106.6 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB6,072.0 million instead.

Interest Rate Risk

We have exposure to interest rate risk relating to the interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
DEBT SECURITIES

Not applicable.

B.
WARRANTS AND RIGHTS

Not applicable.

C.
OTHER SECURITIES

Not applicable.

D.
AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split we declare or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split we declare or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2023, we received US$4.8 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sam Hanhui Sun and Conor Chia-hung Yang, independent directors and member of our audit committee, are audit committee financial experts.

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

	2022	2023
	RMB	RMB
	(in thousands)
Audit fees(1)	16,068	17,155
Audit related fees(2)	6,139	3,630

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)
“Audit-related fees” means, for the years ended December 31, 2022 and 2023, the aggregate fees billed for professional services in connection with the offering of the ADSs/Notes and review of interim financial statements, respectively.

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

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2023. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval the amendment to our 2021 Plan in 2022. We may, however, hold annual shareholders meetings in the future.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cybersecurity threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis and rapid response. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our cybersecurity department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

As part of the aforementioned processes, we regularly engage third parties to assess our internal cybersecurity programs and compliance with applicable practices and standards. The bug bounty program we have established enables independent security researchers to aid us in identifying potential vulnerabilities and further mitigating risks. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include, but are not limited to, conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through our supplier assessment process. Additionally, for independent security researchers, we require adherence to the security-related agreement when submitting vulnerabilities.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our cybersecurity officer.

At management level, our cybersecurity committee is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our cybersecurity officer, as the management representative of our cybersecurity committee, reports to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our cybersecurity department will promptly organize personnel for internal assessment and report to our cybersecurity committee. If it is further determined that the incident could potentially be a material cybersecurity event, our cybersecurity officer will promptly report the incident and assessment results to our disclosure committee and external legal counsel to the extent appropriate. Our cybersecurity officer shall prepare disclosure material on the cybersecurity incident for review and approval by our disclosure committee and board of directors, before it is disseminated to the public.

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

4.66	Amended and Restated 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.66 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)
4.67

Investment Agreement, dated August 30, 2022, between the Registrant, PAGAC IV-1 (Cayman) Limited and PAG Pegasus Fund LP (incorporated herein by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.68

Deed of Amendment to the Investment Agreement, by and among the Registrant, PAGAC IV-1 (Cayman) Limited, and PAG Pegasus Fund LP, dated as of December 30, 2022 (incorporated herein by reference to Exhibit 4.68 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.69

Indenture, dated December 30, 2022, between the Registrant and Citicorp International Limited, as trustee (incorporated herein by reference to Exhibit 4.69 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.70

English translation of form Confirmation Letters executed by Beijing QIYI Century, dated February 10, 2023 (incorporated herein by reference to Exhibit 4.70 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.71

English translation of form Confirmation Letters executed by the Registrant, dated February 10, 2023 (incorporated herein by reference to Exhibit 4.71 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.72

English translation of Supplementary Agreement to the Trademark Licensing Agreement between Beijing QIYI Century and Beijing iQIYI (formerly known as “Beijing Xinlian Xinde Advertisement Media Co., Ltd.”) dated February 10, 2023 (incorporated herein by reference to Exhibit 4.72 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.73

Indenture, dated March 7, 2023, between the Registrant and Citicorp International Limited, as trustee (incorporated herein by reference to Exhibit 4.73 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.74*	Facility Agreement by and among the registrant, iQIYI HK Limited, PAGAC IV-4 (Cayman) Limited and PAGAC IV-1 (Cayman) Limited, dated September 27, 2023
4.75*	English translation of Exclusive Management Consulting and Business Cooperation Agreement among Optical Era, iQIYI Yinhua, Dr. Yu Gong and Mr. Xiaohui Wang dated January 29, 2024
4.76*	English translation of Exclusive Share Purchase Agreement among Optical Era, Dr. Yu Gong, Mr. Xiaohui Wang and iQIYI Yinhua dated January 29, 2024
4.77*	English translation of Loan Agreement between Optical Era and Dr. Yu Gong dated January 29, 2024
4.78*	English translation of Loan Agreement between Optical Era and Mr. Xiaohui Wang dated January 29, 2024
4.79*	English translation of Share Pledge Agreement among Optical Era, Dr. Yu Gong and iQIYI Yinhua dated January 29, 2024
4.80*	English translation of Share Pledge Agreement among Optical Era, Mr. Xiaohui Wang and iQIYI Yinhua dated January 29, 2024
4.81*	English translation of Power of Attorney by Dr. Yu Gong to Optical Era dated January 29, 2024
4.82*	English translation of Power of Attorney by Mr. Xiaohui Wang to Optical Era dated January 29, 2024
4.83*	English translation of Spousal Consent Letter of Ms. Yihong Mou dated January 29, 2024
4.84*	English translation of Spousal Consent Letter of Ms. Hua Li dated January 29, 2024
4.85*	English translation of Power of Attorney by Optical Era to iQIYI, Inc. dated January 29, 2024
4.86*	English translation of Commitment Letter by iQIYI, Inc. to iQIYI Yinhua dated January 29, 2024
8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iQIYI, INC.

		By:	/s/ Yu Gong
			Name:	Yu Gong
			Title:	Director and Chief Executive Officer

Date:	March 14, 2024

iQIYI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iQIYI, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 14, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Amortization of content assets

Description of the Matter

For the year ended December 31, 2023, amortization expenses related to licensed copyrights and produced content were RMB7,087,769 thousands (US$998,291 thousands) and RMB6,295,786 thousands (US$886,743 thousands), respectively. As discussed in Note 2 to the consolidated financial statements, based on factors including historical and estimated future viewership consumption patterns, the Company’s content assets are amortized using an accelerated method by content categories over the shorter of their respective contractual periods or estimated useful lives within ten years, beginning with the month of first availability.

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

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s content assets amortization assessment process. For example, we tested controls over management’s review of the amortization method and the significant assumptions, including the historical and forecasted viewership used to develop its estimated future viewership consumption patterns by content categories.

To test the amortization of content assets, we performed audit procedures that included, among others, evaluating the amortization method and the significant assumptions, and testing the completeness and accuracy of the underlying data from the systems used in determining estimated viewership consumption patterns. We assessed management’s estimated viewership consumption patterns by considering historical and current viewing trends, including comparing previous estimates of consumption patterns to latest available data.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, The People’s Republic of China

March 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited iQIYI, Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, iQIYI, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 14, 2024 expressed an unqualified opinion thereon.

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

March 14, 2024

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		7,097,938	4,434,525	624,590
Restricted cash		13,618	6,120	862
Short-term investments	3	818,265	941,738	132,641
Accounts receivable, net of allowance of RMB130,148 and RMB147,495 (US$20,774) as of December 31, 2022 and 2023, respectively	5	2,402,675	2,169,042	305,503
Prepayments and other assets	6	2,602,927	2,794,259	393,563
Amounts due from related parties	22	104,154	1,707,024	240,429
Licensed copyrights, net	7	746,058	582,521	82,047
Total current assets		13,785,635	12,635,229	1,779,635
Non-current assets:
Fixed assets, net	11	1,104,721	863,813	121,666
Long-term investments	4	2,453,644	2,260,785	318,425
Licensed copyrights, net	7	6,840,629	6,966,508	981,212
Intangible assets, net	8	436,685	309,534	43,597
Produced content, net	9	13,001,904	13,376,985	1,884,109
Prepayments and other assets	6	3,865,133	3,518,210	495,529
Operating lease assets	12	673,971	683,897	96,325
Goodwill	10	3,826,147	3,820,823	538,152
Amounts due from related parties	22	59,880	158,590	22,336
Total non-current assets		32,262,714	31,959,145	4,501,351
Total assets		46,048,349	44,594,374	6,280,986

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the
      consolidated VIEs without recourse to the primary
      beneficiary of RMB12,234,786 and RMB12,450,389
      (US$1,753,600) as of December 31, 2022 and 2023,
      respectively):

Accounts and notes payable		5,993,416	5,671,074	798,754
Amounts due to related parties	22	3,521,646	2,953,658	416,014
Customer advances and deferred revenue		4,232,110	4,373,208	615,953
Short-term loans	13	3,347,638	3,571,637	503,055
Convertible senior notes, current portion	14	8,305,447	2,802,442	394,716
Operating lease liabilities, current portion	12	103,517	100,883	14,209
Accrued expenses		1,839,671	1,910,191	269,045
Other liabilities		786,573	958,441	134,993
Total current liabilities		28,130,018	22,341,534	3,146,739

Non-current liabilities (including non-current liabilities
      of the consolidated VIEs without recourse to the
      primary beneficiary of RMB1,750,258 and
      RMB1,522,773 (US$214,478) as of
      December 31, 2022 and 2023, respectively):

Long-term loans	13	—	97,990	13,802
Convertible senior notes	14	9,568,279	8,143,994	1,147,058
Deferred tax liabilities	15	1,832	824	116
Amounts due to related parties	22	100,941	80,566	11,347
Operating lease liabilities	12	508,571	523,747	73,768
Other non-current liabilities		1,395,269	1,220,804	171,947
Total non-current liabilities		11,574,892	10,067,925	1,418,038
Total liabilities		39,704,910	32,409,459	4,564,777
Commitments and contingencies	17

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 3,246,481,443 and 3,853,820,658 shares issued as of December 31, 2022 and 2023, respectively; 3,047,568,900 and 3,675,039,807 shares outstanding as of December 31, 2022 and 2023, respectively)	18	194	237	34
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2022 and 2023; 3,041,097,278 shares issued and outstanding as of December 31, 2022 and 2023)	18	193	193	27
Additional paid-in capital		50,885,688	54,971,469	7,742,569
Accumulated deficit	19	(46,498,897)	(44,573,428)	(6,278,036)
Accumulated other comprehensive income	24	1,863,454	1,688,047	237,756
Noncontrolling interests		92,807	98,397	13,859
Total shareholders’ equity		6,343,439	12,184,915	1,716,209
Total liabilities and shareholders' equity		46,048,349	44,594,374	6,280,986

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Revenues:
Membership services		16,713,664	17,710,830	20,314,216	2,861,197
Online advertising services		7,066,751	5,331,697	6,223,903	876,618
Content distribution		3,007,828	2,562,412	2,458,610	346,288
Others		3,766,116	3,392,609	2,875,922	405,066
Total revenues		30,554,359	28,997,548	31,872,651	4,489,169
Operating costs and expenses:
Cost of revenues		(27,513,497)	(22,319,315)	(23,102,492)	(3,253,918)
Selling, general and administrative		(4,725,142)	(3,466,579)	(4,014,070)	(565,370)
Research and development		(2,794,927)	(1,899,233)	(1,766,610)	(248,822)
Total operating costs and expenses		(35,033,566)	(27,685,127)	(28,883,172)	(4,068,110)
Operating (loss)/income		(4,479,207)	1,312,421	2,989,479	421,059
Other income/(expenses):
Interest income		118,615	69,577	257,499	36,268
Interest expenses		(1,349,544)	(715,081)	(1,130,314)	(159,201)
Foreign exchange gain/(loss), net		54,555	(167,857)	(105,434)	(14,850)
Share of losses from equity method investments		(446,323)	(213,409)	(51,249)	(7,218)
Others, net		89,916	(319,427)	72,620	10,228
Total other expenses, net		(1,532,781)	(1,346,197)	(956,878)	(134,773)
(Loss)/Income before income taxes		(6,011,988)	(33,776)	2,032,601	286,286
Income tax expense	15	(96,545)	(84,000)	(80,047)	(11,274)
Net (loss)/income		(6,108,533)	(117,776)	1,952,554	275,012
Less: Net income attributable to noncontrolling interests		61,051	18,436	27,085	3,815
Net (loss)/income attributable to iQIYI, Inc.		(6,169,584)	(136,212)	1,925,469	271,197
Accretion of redeemable noncontrolling interests		(20,336)	—	—	—
Net (loss)/income attributable to ordinary shareholders		(6,189,920)	(136,212)	1,925,469	271,197
Net (loss)/income per Class A and Class B ordinary share:	20
Basic		(1.11)	(0.02)	0.29	0.04
Diluted		(1.11)	(0.02)	0.28	0.04
Net (loss)/income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic		(7.77)	(0.16)	2.02	0.28
Diluted		(7.77)	(0.16)	1.98	0.28
Shares used in net (loss)/income per Class A and Class B ordinary share computation:	20
Basic		5,570,736,706	5,988,021,425	6,675,522,809	6,675,522,809
Diluted		5,570,736,706	5,988,021,425	6,823,628,066	6,823,628,066

Other comprehensive income/(loss):
Foreign currency translation adjustments	24	168,079	(844,725)	(163,983)	(23,097)
Unrealized losses on available-for-sale debt securities	24	(2,851)	(21,091)	(11,367)	(1,601)
Total other comprehensive income/(loss), net of tax	24	165,228	(865,816)	(175,350)	(24,698)
Comprehensive (loss)/income		(5,943,305)	(983,592)	1,777,204	250,314
Less: Comprehensive income attributable to noncontrolling interests		59,957	23,106	27,142	3,823
Comprehensive (loss)/income attributable to iQIYI, Inc.		(6,003,262)	(1,006,698)	1,750,062	246,491

The accompanying notes are an integral part of the consolidated financial statement.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2021	5,486,200,941	348	47,687,483	2,542,680	(40,973,853)	79,011	9,335,669
Net loss	—	—	—	—	(6,169,584)	61,051	(6,108,533)
Issuance of ordinary shares upon follow-on offering, net of issuance costs	32,163,292	2	505,416	—	—	—	505,418
Equity component of convertible senior notes, net of issuance costs	—	—	48,793	—	—	—	48,793
Exercise of share-based awards	80,388,622	6	181,159	—	—	—	181,165
Other comprehensive income	—	—	—	166,322	—	(1,094)	165,228
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	37	37
Accretion of redeemable noncontrolling interests	—	—	—	—	(20,336)	—	(20,336)
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(50,876)	(50,876)
Share-based compensation	—	—	1,219,163	—	—	—	1,219,163
Balances as of December 31, 2021	5,598,752,855	356	49,642,014	2,709,002	(47,163,773)	88,129	5,275,728
Cumulative effect of adopting ASU 2020-06	—	—	(1,432,986)	24,938	772,123	—	(635,925)
Reversal of accretion of redeemable noncontrolling interests upon deconsolidation of subsidiaries	—	—	—	—	28,965	—	28,965
Net loss	—	—	—	—	(136,212)	18,436	(117,776)
Issuance of ordinary shares to third parties upon private placement	304,705,874	20	1,170,070	—	—	—	1,170,090
Issuance of Class B ordinary shares to Baidu upon private placement	164,705,882	10	634,460	—	—	—	634,470
Exercise of share-based awards	20,501,567	1	63,229	—	—	—	63,230
Other comprehensive loss	—	—	—	(870,486)	—	4,670	(865,816)
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	1,000	1,000
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(16,878)	(16,878)
Share-based compensation	—	—	811,441	—	—	—	811,441
Acquisition of noncontrolling interests in subsidiaries	—	—	(2,540)	—	—	(2,550)	(5,090)
Balances as of December 31, 2022	6,088,666,178	387	50,885,688	1,863,454	(46,498,897)	92,807	6,343,439
Net income	—	—	—	—	1,925,469	27,085	1,952,554
Issuance of ordinary shares upon follow-on offering, net of issuance costs	605,325,000	41	3,395,149	—	—	—	3,395,190
Exercise of share-based awards	22,145,907	2	53,900	—	—	—	53,902
Other comprehensive loss	—	—	—	(175,407)	—	57	(175,350)
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(21,552)	(21,552)
Share-based compensation	—	—	636,732	—	—	—	636,732
Balances as of December 31, 2023	6,716,137,085	430	54,971,469	1,688,047	(44,573,428)	98,397	12,184,915
Balances as of December 31, 2023, in US$		61	7,742,569	237,756	(6,278,036)	13,859	1,716,209

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(6,108,533)	(117,776)	1,952,554	275,012
Adjustments to reconcile net (loss)/income to net cash (used for)/provided by operating activities
Depreciation of fixed assets	400,241	337,423	275,155	38,755
Amortization of intangible assets	162,182	177,019	179,380	25,265
Amortization of licensed copyrights	10,082,541	7,780,928	7,087,769	998,291
Amortization and impairment of produced content	6,121,035	5,359,648	6,548,911	922,395
(Reversal)/provision of credit losses	(45,228)	25,855	30,225	4,257
Unrealized foreign exchange loss	15,534	107,595	28,025	3,947
Gain on disposal of fixed assets	(25,611)	(34,901)	(16,361)	(2,304)
Gain on disposal of subsidiaries or business	(44,861)	(367,717)	(89,571)	(12,616)
Accretion on convertible senior notes and others	618,393	146,079	331,967	46,757
Barter transaction revenue	(1,243,562)	(876,109)	(417,630)	(58,822)
Share-based compensation	1,219,163	811,441	636,732	89,682
Share of losses from equity method investments	446,323	213,409	51,249	7,218
Fair value change and impairment of long-term investments	82,447	823,806	340,042	47,894
Deferred income tax expense/(benefit)	18,535	30,056	(1,008)	(142)
Other non-cash (income)/expenses	(64,208)	5,888	(227,353)	(32,022)
Changes in operating assets and liabilities
Accounts receivable	644,924	312,776	193,305	27,226
Amounts due from related parties	(56,029)	49,434	(280,042)	(39,443)
Licensed copyrights	(9,731,462)	(6,143,075)	(6,381,628)	(898,834)
Produced content	(10,491,647)	(7,387,666)	(6,901,691)	(972,083)
Prepayments and other assets	96,000	222,399	(34,876)	(4,912)
Accounts payable	1,438,676	(2,911,022)	(288,128)	(40,582)
Amounts due to related parties	658,173	204,774	37,841	5,330
Customer advances and deferred revenue	39,592	750,799	141,098	19,873
Accrued expenses and other liabilities	(216,064)	(615,479)	173,550	24,444
Other non-current liabilities	31,599	1,023,847	(17,915)	(2,523)
Net cash (used for)/provided by operating activities	(5,951,847)	(70,569)	3,351,600	472,063
Cash flows from investing activities:
Acquisition of fixed assets	(261,536)	(174,263)	(36,971)	(5,207)
Acquisition of intangible assets	(139,199)	(95,506)	(67,937)	(9,569)
Purchase of long-term investments	(386,383)	(78,273)	(178,522)	(25,144)
Proceeds from disposal of long-term investments	—	20,145	109,791	15,464
Film investments made as passive investor	(21,850)	(59,650)	(17,600)	(2,479)
Proceeds from film investments as passive investor	3,600	30,200	20,689	2,914
Loans provided to related parties	(1,000)	—	(1,472,600)	(207,411)
Loans provided to third parties	(813,000)	—	—	—
Repayment of loans provided to related parties	1,000	—	—	—
Repayment of loans provided to third parties	813,030	3,182	—	—
Purchases of held-to-maturity debt securities	(6,419,905)	(727,943)	—	—
Maturities of held-to-maturity debt securities	8,518,768	769,766	—	—
Purchases of available-for-sale debt securities	(13,555,195)	(3,731,634)	(1,890,450)	(266,264)
Maturities of available-for-sale debt securities	13,468,301	4,260,759	1,769,297	249,200
Other investing activities	55,719	49,197	24,788	3,491
Net cash provided by/(used for) investing activities	1,262,350	265,980	(1,739,515)	(245,005)

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repayments of loans from related parties	—	—	(650,000)	(91,551)
Proceeds from short-term loans	4,437,033	4,277,653	4,633,238	652,578
Repayments of short-term loans	(3,296,979)	(5,033,931)	(4,412,667)	(621,511)
Proceeds from long-term loans	—	—	99,990	14,083
Repayments of long-term loans and borrowings from third party investors	(880,861)	—	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs	632,369	3,448,551	4,415,401	621,896
Repayments or redemption of convertible senior notes	(4,751,022)	—	(11,735,964)	(1,652,976)
Proceeds from issuance of subsidiaries' shares	268,457	1,000	—	—
Proceeds from issuance of ordinary shares in the follow-on offering, net of issuance costs	500,380	—	3,391,277	477,651
Proceeds from issuance of ordinary shares to third parties upon private placement	—	1,172,732	—	—
Proceeds from issuance of Class B ordinary shares to Baidu upon private placement	—	634,470	—	—
Proceeds from exercise of share options	180,002	51,850	69,844	9,837
Finance lease payments	(14,473)	(38,132)	(27,666)	(3,897)
Dividends paid to noncontrolling interest shareholders	(27,827)	(64,240)	(44,525)	(6,271)
Other financing activities	(6,534)	18,910	(24,000)	(3,380)
Net cash (used for)/provided by financing activities	(2,959,455)	4,468,863	(4,285,072)	(603,541)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(216,696)	122,418	92,039	12,964
Net (decrease)/increase in cash, cash equivalents and restricted cash	(7,865,648)	4,786,692	(2,580,948)	(363,519)
Cash, cash equivalents and restricted cash at the beginning of the year	10,940,512	3,074,864	7,861,556	1,107,277
Cash, cash equivalents and restricted cash at the end of the year	3,074,864	7,861,556	5,280,608	743,758
Supplemental disclosures of cash flow information:
Cash paid for interest	670,916	524,484	784,242	110,458
Cash paid for income taxes	108,436	56,153	34,719	4,890
Acquisition of fixed assets included in accounts payable	68,110	3,751	6,869	967

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	2,997,212	7,097,938	4,434,525	624,590
Restricted cash	77,652	13,618	6,120	862
Long-term restricted cash	—	750,000	839,963	118,306

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	3,074,864	7,861,556	5,280,608	743,758

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1.
ORGANIZATION

iQIYI, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009.

The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services, live broadcasting services and online games services. The Group’s principal geographic market is in mainland China. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in mainland China.

As of December 31, 2023, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

The principal terms of the Contractual Arrangements are further described below:

Loan Agreements

Pursuant to the loan agreement amongst Beijing QIYI Century and the shareholder of Beijing iQIYI, amended and restated on January 30, 2013, Beijing QIYI Century provided a RMB27 million interest-free loan to the shareholder of Beijing iQIYI solely for funds necessary for the capital injection to Beijing iQIYI. The loan can be repaid only with the proceeds from the sale of all of the equity interests in Beijing iQIYI to the Company or its designated representative(s) if permitted under PRC laws. The original term of the loan agreement expired on June 23, 2021, which was extended for another ten years to June 23, 2031, and can be further extended upon the written notification from Beijing QIYI Century.

The loan agreement entered into between Beijing QIYI Century and the shareholders of Shanghai iQIYI dated October 25, 2013, contains terms similar to the terms described above, except that the total amount of loans extended to the shareholders of Shanghai iQIYI is RMB10 million. The original term of the loan agreement expired on October 25, 2023, which was extended for another ten years to October 25, 2033 and can be further extended upon the written notification from Beijing QIYI Century.

The loan agreement entered into between Beijing QIYI Century and the shareholder of Shanghai Zhong Yuan, amended on January 14, 2014, contains terms similar to the terms described above, except that the total amount of the loan to the shareholder of Shanghai Zhong Yuan is RMB20 million. The original term of the loan agreement expired on January 14, 2024, which was extended for another ten years to January 14, 2034 and can be further extended upon the written notification from Beijing QIYI Century.

Each of the loan agreements amongst Beijing QIYI Century or other subsidiaries and the respective shareholders of Beijing iQIYI or other VIEs contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date vary.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

The exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai iQIYI and its shareholders dated October 25, 2013, the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai Zhong Yuan and its shareholder, amended on January 14, 2014, and each of the exclusive purchase option agreements amongst the Company, Beijing QIYI Century or other subsidiaries, Beijing iQIYI or other VIEs and the respective shareholders, contain terms similar to the terms described above. The original terms of the exclusive purchase option agreement of Shanghai iQIYI and Shanghai Zhong Yuan expired on October 25, 2023 and January 14, 2024, respectively, which were extended to October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

The exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai iQIYI on October 25, 2013, the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan, amended on January 14, 2014, and each of the exclusive technology consulting and service agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above. The original terms of the exclusive technology consulting and services agreement of Shanghai iQIYI and Shanghai Zhong Yuan expired on October 25, 2023 and January 14, 2024, respectively, which were extended to October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of Beijing QIYI Century.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Business Operation Agreements / Exclusive Management Consulting and Business Cooperation Agreements

Pursuant to the business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, Beijing iQIYI agrees to accept the proposal provided by Beijing QIYI Century from time to time relating to employment, daily business and financial management. This agreement can only be unilaterally revoked/amended by Beijing QIYI Century. The agreement has an original term of ten years, which was extended for another ten years to January 30, 2033 and is further renewable at the discretion of Beijing QIYI Century.

The business operation agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the business operation agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, and the business operation agreements or the exclusive management consulting and business cooperation agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above. The original term of the business operation agreement of Shanghai iQIYI and Shanghai Zhong Yuan expired on October 25, 2023 and January 14, 2024, which were extended to October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of Beijing QIYI Century.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive (loss)/income are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,882,877	2,832,913	399,007
Short-term investments	529,411	333,191	46,929
Accounts receivable, net	2,316,961	2,061,497	290,356
Licensed copyrights, net	527,792	361,225	50,877
Prepayments and other assets	2,366,445	2,603,639	366,715
Total current assets	7,623,486	8,192,465	1,153,884
Non-current assets:
Fixed assets, net	649,690	600,586	84,591
Long-term investments	1,941,014	1,712,915	241,259
Licensed copyrights, net	1,952,497	1,951,329	274,839
Produced content, net	12,534,227	12,349,284	1,739,360
Operating lease assets	578,937	545,894	76,888
Goodwill	2,350,790	2,345,466	330,352
Others	712,697	745,107	104,946
Total non-current assets	20,719,852	20,250,581	2,852,235
Total assets	28,343,338	28,443,046	4,006,119
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	3,315,976	3,197,634	450,377
Customer advances and deferred revenue	4,125,789	4,234,384	596,401
Short-term loans	2,381,846	2,292,845	322,940
Operating lease liabilities, current portion	95,603	83,575	11,771
Accrued expenses and other liabilities	2,315,572	2,641,951	372,111
Total current liabilities	12,234,786	12,450,389	1,753,600
Non-current liabilities:
Operating lease liabilities	502,687	485,139	68,330
Other non-current liabilities	1,247,571	1,037,634	146,148
Total non-current liabilities	1,750,258	1,522,773	214,478
Amounts due to the Company and its subsidiaries	22,808,971	21,712,172	3,058,095
Total liabilities	36,794,015	35,685,334	5,026,173

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Total revenues	28,947,480	26,966,013	29,783,468	4,194,913
Third-party revenues	28,739,929	26,781,187	29,432,773	4,145,519
Inter-Group revenues	207,551	184,826	350,695	49,394
Cost of revenues	(25,916,423)	(22,989,890)	(24,439,915)	(3,442,290)
Third-party cost of revenues	(17,636,223)	(15,746,144)	(16,776,185)	(2,362,876)
Inter-Group cost of revenues	(8,280,200)	(7,243,746)	(7,663,730)	(1,079,414)
Net (loss)/income	(1,688,711)	334,414	824,015	116,060
Net cash provided by operating activities	160,904	275,422	831,956	117,179
Net cash (used for)/provided by investing activities	(540,018)	547,231	251,794	35,464
Net cash provided by/(used for) financing activities	515,423	79,733	(141,212)	(19,889)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 94%, 92% and 92% of the Group’s consolidated revenues for the years ended December 31, 2021, 2022 and 2023, respectively, after elimination of inter-company transactions. As of December 31, 2022 and 2023, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than the aforementioned in the share pledge agreements, business operation agreements and collateralization of a VIE’s office building as described in Note 13.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accrued sales rebates for online advertising revenues, the allowance for credit losses, liabilities associated with financial guarantees, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

sublicensing rights of content assets (licensed and produced), useful lives of certain finite-lived intangible assets, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, recoverability of goodwill, ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced content monetized as a film group or individually, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Revenue from the release of feature films for exhibition in theaters is classified under "content distribution revenue" rather than "other revenues" for the year ended December 31, 2023. This reclassification has been retrospectively applied to all prior periods presented. Certain produced content related disclosures presented in Note 9 have been adjusted to conform with the current year’s presentation to facilitate comparison.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB7.0999 per US$1.00 on December 29, 2023, the last business day in fiscal year 2023, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

Restricted Cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported as restricted cash. The Group’s restricted cash mainly represents restricted deposits used as security against convertible senior notes and certain lawsuits.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC topic 320, Investments—Debt and Equity Securities (“ASC 320”). The Group classifies the short-term investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of short-term investments are determined on a specific identification method, and such gains or losses are reflected in earnings when realized.

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

Measurement of credit losses

The Group maintains an allowance for credit losses for accounts receivable, contract assets and other receivables, which is recorded as an offset to accounts receivable, contract assets and other receivables, respectively, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of comprehensive (loss)/income. When similar risk characteristics exist, the Group assesses collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable, contract assets balances and other receivables, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

For debt securities, the allowance for credit losses reflects the Group's estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Others, net” in the consolidated statements of comprehensive (loss)/income. Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

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

Receivables from Online Payment Agencies, net

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions and are included in “Prepayments and other assets” on the consolidated balance sheets. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used and provides an allowance for credit losses as discussed in “Measurement of credit losses”. Receivable balances are written off when they are deemed uncollectible. As of December 31, 2022 and 2023, allowance for credit losses provided for the receivables from online payment agencies were insignificant.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

Repair and maintenance costs are expensed as incurred, whereas the cost of renewals and betterments that extend the useful lives of the assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss)/income.

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

Equity investments, except for those accounted for under the equity method, and those that result in consolidation of the investee and certain other investments, are measured at fair value in accordance with ASC topic 321, Investments—Equity Securities (“ASC 321”) and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings.

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When calculating its proportionate share of each equity investee’s net income or loss, the Group adjusts the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the equity investee’s financial statements. Intra-entity profits and losses shall be eliminated until realized by the Group or investee as if the investee was consolidated. The Group will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Group has other investments in its equity-method investee and is not required to advance additional funds to the investee, the Group would continue to report its share of equity method losses in its consolidated statements of comprehensive (loss)/income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Group’s other investments in the investee. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive (loss)/income when the decline in value is determined to be other-than-temporary.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Available-for-sale debt securities represent convertible debt instruments issued by private companies and investments in equity securities that are redeemable at the Company’s option, which are measured at fair value, with interest income recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

Produced content, net

The Group produces original content in-house and in collaboration with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content that are predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets.

Based on factors including historical and estimated future viewership consumption patterns, the Group amortizes produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, the Group considers historical and estimated usage patterns to determine the pattern of amortization. Based on the estimated patterns, the Group amortizes produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statements of comprehensive (loss)/income.

Licensed copyrights, net

Licensed copyrights consist of professionally produced content such as films, drama series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

The Group’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own platforms and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated from each right over its estimated useful lives.

For the right to broadcast the contents on its own platforms that generates online advertising and membership services revenues, the content costs are amortized based on factors including historical and estimated future viewership patterns, using an accelerated method by content categories over the shorter of each content's contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of the Group’s content include newly released drama series, newly released films, animations, library drama series and library films. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Impairment of licensed copyrights and produced content

The Group’s business model is mainly subscription and advertising based, as such, the majority of the Group’s content assets (licensed copyrights and produced content) are predominantly monetized with other content assets. A smaller portion of the Group’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

certain film rights including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Group’s Mainland China platform are largely independent of the cash flows of other content launched on the Group’s overseas platform, the Group has identified two separate film groups. The Group reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public's perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

When such events or changes in circumstances are identified, the Group assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Group mainly uses a discounted cash flow approach to determine the fair value of an individual content or film group, of which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as the Group cannot estimate the fair value of individual contents in the film group without undue cost and effort.

Partner-generated content (“PGC”)

The Group collaborates with a large number of selected partners to supplement its video content portfolio with PGC, and incentivizes them to submit high-quality content through the Group’s revenue-sharing mechanism. Under such arrangements, the Group shares with the partners a portion of the revenues derived from either online advertising services or membership services based on various factors agreed upon. As the Group is the primary obligor of online advertising services and membership services, such revenues are recorded on a gross basis. Revenue sharing costs incurred and payable to partners are recognized as cost of revenues when the criteria of those pre-agreed conditions are met.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

The attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal of a portion of reporting unit that constitutes a business. When the Group disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have estimated economic lives as follows:

Intellectual property rights	1-10 years
Online literature	1-10 years
Trademarks	10-22 years
Domain names	10-22 years
Published mobile games	2-4 years
Technology	5 years
Others	2 to 20 years

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group’s revenue recognition policies are set forth as follows:

Membership services

The Group offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, eXave Max, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer advances and deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Group is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.

Online advertising services

The Group sells advertising services by delivering both brand advertising and performance-based advertising, primarily to third-party advertising agencies and a small portion is sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. For brand advertising, the Group provides advertisement placements on its platforms in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. For contracts where the Group provides customers with multiple performance obligations, consideration is allocated to each performance obligation based on its relative standalone selling price and revenue is recognized as each performance obligation is satisfied through the Group’s display of the advertisements in accordance with the advertising contracts.

For performance-based advertising, the Group distributes its customers sponsored links or advertisements by leveraging the traffic of its own and other partners’ online properties in the same way. As the principal, the Group recognizes revenue from performance-based advertising on a gross basis and payments made to its partners are recorded as “Cost of revenues” in the consolidated statements of comprehensive (loss)/income.

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

Content distribution

The Group generates revenues from sub-licensing content assets within its authorized scope for cash or through nonmonetary exchanges mainly with other online video broadcasting companies, as well as from the release of feature films for exhibition in theaters. For cash sub-licensing transactions, the Group is entitled to receive the sub-license fee under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content assets represents a license of functional intellectual property which grants a right to use the Group’s content assets and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own platform only. Each transferring party retains the right to continue broadcasting the exclusive content on its own platform and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction is calculated on the individual content asset basis. For a

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

significant barter transaction, the Company further reviews the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

Others

Other revenues mainly include revenues from online games, live broadcasting and other licensing.

Online games

The Group operates mobile games including both self-developed and licensed mobile games and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality.

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

Contract balances

Payment terms and conditions vary by customer and are based on the billing schedule established in the Group’s contracts with customers, but the Group generally provides credit terms to customers within one year; therefore, the Group has determined that its contracts do not include a significant financing component.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

Contract assets mainly represent unbilled amounts related to the Group's rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2022 and 2023, contract assets were RMB1,490,656 and RMB1,598,059 (US$225,082), respectively, net of an allowance for credit losses of RMB12,409 and RMB17,832 (US$2,512), respectively. The increase in the balance of contract assets was primarily due to more outstanding advertising contracts as of December 31, 2023 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) non-cash credits granted to customers. Contract liabilities are primarily presented as “Customer advances and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB5,053,031 and RMB5,219,837 (US$735,199) as of December 31, 2022 and December 31, 2023, respectively. The increase in contract liabilities is a result of the increase in consideration received from the Group’s customers. Revenue recognized for the year ended December 31, 2023 that was included in contract liabilities as of January 1, 2023 was RMB4,015,718 (US$565,602).

As of December 31, 2023, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was RMB2,266,341 (US$319,207), which is expected to be recognized over the next two years.

Practical Expedients and Exemptions

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

Cost of Revenues

Cost of revenues consists primarily of content costs and others.

Advertising expenses

Advertising expenses, primarily marketing spend in channel coverage and content related promotion are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended December 31, 2021, 2022 and 2023 were RMB2,383,257, RMB1,809,118 and RMB2,632,727 (US$370,812), respectively.

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses (including share-based compensation cost) incurred for the development and enhancement to the Group’s platforms as well as costs associated with new product development and enhancement. Depreciation expenses and other operating costs are also included in research and development expenses. The Group recognizes research and development costs as expenses when incurred.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The government subsidies with certain conditions are initially recorded as “Other liabilities” or “Other non-current liabilities” when received and will be recognized as income in “Others, net” or as a reduction of specific operating costs and expenses when the conditions are met. The

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

government subsidies with no further conditions to be met are recognized when received as income in “Others, net” or as a reduction of specific operating costs and expenses for which the grants are intended to subsidize. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive (loss)/income.

Leases

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. For leases of IDC facilities, the Group accounts for the lease and non-lease components as a single lease component. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception in accordance with ASC topic 842, Leases (“ASC 842”). For operating leases, the Group recognizes a right-of-use asset (“ROU asset”) and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at commencement date. For finance leases, assets are included in “Fixed assets, net” in the consolidated balance sheets. Finance lease liabilities are included in "Other liabilities" and "Other non-current liabilities" in the consolidated balance sheets. As the implicit rate of most of the Company’s leases are not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environment where the leased asset is located. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portions, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive (loss)/income.

The Group applies the provisions of ASC topic 740, Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive (loss)/income. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2018 through 2023 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, receivables from online payment agencies, amounts due from related parties, long-term investments, short-term loans, income tax payable, amounts due to related parties, accrued expenses, other liabilities and convertible senior notes. The carrying amounts of these financial instruments, except for long-term available-for-sale debt security and convertible senior notes, approximate their fair values because of their generally short maturities.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, amounts due from related parties, receivables from online payment agencies and long-term restricted cash included in prepayments and other assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2023, the Group has RMB5,280,608 (US$743,758) in cash, cash equivalents, restricted cash and long-term restricted cash included in prepayments and other assets, which is held in cash and demand deposits with several financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance as of December 31, 2022 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable denominated in U.S. dollars. The appreciation of the US$ against RMB was approximately 2.94% in 2023. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, accounts and notes payable and all the amount of convertible senior notes are denominated in U.S. dollars. Any significant fluctuation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

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

Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss)/income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the years presented, the Company’s comprehensive (loss)/income includes net (loss)/income, foreign currency translation adjustments and unrealized losses on available-for-sale debt securities and is presented in the consolidated statements of comprehensive (loss)/income.

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Public entities with a single reportable segment have to provide all the disclosures required by ASC topic 280, including the significant segment expense disclosures. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements.

ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

3.
SHORT-TERM INVESTMENTS

As of December 31, 2022 and 2023, the Group’s short-term investments consist of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

4.
LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

Equity investments without readily determinable fair value

As of December 31, 2022 and 2023, the carrying amounts of the Group’s equity investments without readily determinable fair value were as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Initial cost basis	2,286,171	2,474,037	348,461
Cumulative unrealized gains	87,226	82,746	11,655
Cumulative unrealized losses (including impairment)	(710,476)	(970,194)	(136,649)

Total carrying amount	1,662,921	1,586,589	223,467

Impairment charges recognized on equity investments measured using the measurement alternative were RMB168,079, RMB458,559 and RMB280,611 (US$39,523) for the years ended December 31, 2021, 2022 and 2023, respectively.

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	94,510	31,295	4,184	589
Gross unrealized losses (downward adjustments excluding impairment)	—	—	(8,211)	(1,156)

Net unrealized gains/(losses) on equity securities held	94,510	31,295	(4,027)	(567)
Net realized gains on equity securities sold	—	—	—	—

Total net gains/(losses) recognized	94,510	31,295	(4,027)	(567)

Equity method investments

In July 2018, the Group acquired a 32% outstanding equity interest amounting to RMB796,000 in Beijing Xin’ai Sports Media Technology Co., Ltd (or “Xin’ai”) that is engaged in the operation of a sports content platform. The Group has significant influence over the investee and therefore accounts for its equity interest as an equity method investment. The excess of the carrying value of the investment over the proportionate share of Xin’ai’s net assets of RMB609,502 was recognized as basis differences and investment goodwill. As of December 31, 2022 and 2023, the Group’s equity interest in Xin’ai was diluted to 23%, due to subsequent rounds of equity financing.

Strawbear Entertainment Group (or “Strawbear”), a company listed on the Hong Kong Stock Exchange (“HKSE”), is a major drama series producer and distributor in the PRC, covering the investment, development, production and distribution of TV series and web series. In November 2018 and May 2020, the Group acquired a total of 19.57% equity interest for a total cash consideration of US$55,139 in Strawbear and accounted for the investment using the measurement alternative as the shares held by the Group are not

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

considered in-substance common stock. Upon the completion of the initial public offering of Strawbear on January 15, 2021, the shares held by the Group were automatically converted to common stock, and the Group’s equity interest in Strawbear was diluted to 14.68%. The Group can actively participate in the significant operation and financing decisions of Strawbear through its two seats on Strawbear’s board of directors with a total of nine members. Accordingly, the Group is considered to have significant influence over Strawbear and accounts for such investment as an equity method investment with an initial carrying value amounting to RMB443,670. The excess of the carrying value of the investment over the proportionate share of Strawbear’s net assets of RMB225,336 was recognized as basis differences and investment goodwill. In 2022 and 2023, the market value of Strawbear had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Group concluded that the decline in market value of the investment in Strawbear was other-than-temporary and impairment charges of RMB382,715 and RMB55,615 (US$7,833) were recorded for the years ended December 31, 2022 and 2023. As of December 31, 2022 and 2023, the Group’s equity interest in Strawbear was 13.97% and 13.90%, respectively. As of December 31, 2023, the Group’s investments in Strawbear had a fair value of RMB43,343 (US$6,105) based on the closing share price.

In January 2022, the Group entered into an amended shareholder agreement with other investors of Beijing Dreamagic Science and Technology Co., Ltd. (or “Dreamagic”), a subsidiary of the Group in the business of producing virtual reality equipment for which the Group held an 81.95% interest in Dreamagic’s common stock while other investors hold preferred stock (44.6% on a fully diluted basis). The amended shareholder agreement included substantive changes to (i) increase the number of votes to 60% of the outstanding voting interests for significant decisions of Dreamagic that are made in the ordinary course of business; and (ii) reduce the number of seats on Dreamagic's board of directors to three seats with a total of seven members. As a result, the Group lost control and deconsolidated Dreamagic but can still participate in the significant operation and financing decisions of Dreamagic, and is considered to have significant influence over Dreamagic and accounts for its common stock investment as an equity method investment with an initial carrying value amounting to RMB250,502. The excess of the carrying value of the investment over the proportionate share of Dreamagic's net assets of RMB208,084 was recognized as basis differences and investment goodwill. In addition, the preferred stock investment of 7.28% held by the Group, on a fully diluted basis, contains substantive liquidation and redemption preference and is not considered in-substance common stock and accounted for using the measurement alternative. The Group recognized a total gain of RMB367,717 from the transaction in "Others, net" in the consolidated statement of comprehensive loss for the year ended December 31, 2022, of which substantially all of the gain relates to the re-measurement of the Group's retained investment in Dreamagic. The fair value of the retained investment was determined by estimating the total equity value of Dreamagic using an option pricing model based on the observable transaction price of a recent round of financing and then allocating the total estimated equity value to each class of equity based on their different rights and obligations. Dreamagic is considered a related party after deconsolidation. Upon deconsolidation, a financial liability with a maximum potential amount of RMB140,044 was recognized for the Group’s obligation to guarantee payments to certain guaranteed preferred shareholders if Dreamagic is unable to pay the redemption price of the preferred shares in full upon the occurrence of redemption or liquidation event, which partially offset the disposal gain. As of December 31, 2022 and 2023, the Group’s equity interests of common stock were diluted to 42.66% on a fully diluted basis, due to a subsequent issuance of preferred equity financing.

As of December 31, 2022 and 2023, the Group also held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amounts of the Group’s equity method investments including Xin’ai, Strawbear and Dreamagic were RMB279,095 and RMB183,375 (US$25,828) as of December 31, 2022 and 2023, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

	As of
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
Cost or Amortized cost	319,975	315,087	44,380
Gross unrealized gains	176,219	169,008	23,804
Gross unrealized losses	(10,870)	(18,089)	(2,548)

Fair value	485,324	466,006	65,636

5.
ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	2,532,823	2,316,537	326,277
Allowance for credit losses	(130,148)	(147,495)	(20,774)
Accounts receivable, net	2,402,675	2,169,042	305,503

The following table presents movement of the allowance for credit losses:

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at the beginning of the year	360,299	240,326	130,148	18,331
(Reversal) /Provisions	(62,267)	(41,943)	40,328	5,680
Write-offs	(57,706)	(68,235)	(22,981)	(3,237)
Balance at the end of the year	240,326	130,148	147,495	20,774

6.
PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Current portion:
Contract assets (i)	1,490,656	1,598,059	225,082
VAT prepayments	335,350	430,902	60,691
Prepaid licensed copyrights	136,656	19,406	2,733
Receivables from online payment agencies	369,734	534,720	75,314
Advances to suppliers	128,065	111,770	15,742
Others (ii)	142,466	99,402	14,001
	2,602,927	2,794,259	393,563

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Non-current portion:
Prepaid licensed copyrights	2,525,282	2,382,540	335,574
Licensed copyrights prepaid assets (iii)	469,259	237,030	33,385
Long-term restricted cash (iv)	750,000	839,963	118,306
Others (ii)	120,592	58,677	8,264
	3,865,133	3,518,210	495,529
(i)
The allowance for credit losses on contract assets was RMB12,409 and RMB17,832 (US$2,512) as of December 31, 2022 and 2023, respectively. The reversals charged against the allowance was RMB2,311 for the year ended December 31, 2022. The provision charged against the allowance were RMB5,446 and RMB5,423 (US$764) for the years ended December 31, 2021 and 2023, respectively. No write-offs were charged against the allowance for the years ended December 31, 2021, 2022 and 2023.
(ii)
The allowance for credit losses on other current and non-current assets were RMB133,644 and RMB85,965 (US$12,108) as of December 31, 2022 and 2023, respectively. The provisions charged against the allowance were RMB19,529 and RMB57,115 for the years ended December 31, 2021 and 2022, respectively. The reversals charged against the allowance were RMB31,150 (US$4,387) for the year ended December 31, 2023. The write-offs charged against the allowance were nil, RMB16,688 and RMB16,529 (US$2,382) for the years ended December 31, 2021, 2022 and 2023, respectively.
(iii)
Licensed copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under nonmonetary exchanges but the counterparty has already received the content copyrights from the Group.
(iv)
Long-term restricted cash represents collateral to repayments of PAG Notes (Note 14).
7.
LICENSED COPYRIGHTS, NET

	As of December 31, 2022
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	43,217,278	(35,369,335)	(261,256)	7,586,687
—Sublicensing rights	7,399,172	(7,399,172)	—	—
	50,616,450	(42,768,507)	(261,256)	7,586,687
Less: current portion
—Broadcasting rights	8,213,434	(7,448,077)	(19,299)	746,058
—Sublicensing rights	7,399,172	(7,399,172)	—	—
	15,612,606	(14,847,249)	(19,299)	746,058
Licensed copyrights—non-current
—Broadcasting rights	35,003,844	(27,921,258)	(241,957)	6,840,629
—Sublicensing rights	—	—	—	—
	35,003,844	(27,921,258)	(241,957)	6,840,629

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2023
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	44,838,191	(37,060,309)	(228,853)	7,549,029	1,063,259
—Sublicensing rights	7,667,525	(7,667,525)	—	—	—
	52,505,716	(44,727,834)	(228,853)	7,549,029	1,063,259
Less: current portion
—Broadcasting rights	7,773,805	(7,177,844)	(13,440)	582,521	82,047
—Sublicensing rights	7,667,525	(7,667,525)	—	—	—
	15,441,330	(14,845,369)	(13,440)	582,521	82,047
Licensed copyrights—non-current
—Broadcasting rights	37,064,386	(29,882,465)	(215,413)	6,966,508	981,212
—Sublicensing rights	—	—	—	—	—
	37,064,386	(29,882,465)	(215,413)	6,966,508	981,212

Amortization expense of RMB10,082,541, RMB7,780,928 and RMB7,087,769 (US$998,291) was recognized as cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
Within 1 year	3,087,223	434,826
Between 1 and 2 years	1,571,707	221,370
Between 2 and 3 years	1,051,621	148,118

8.
INTANGIBLE ASSETS, NET

Finite-lived intangible assets

	As of December 31, 2022
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
Intellectual property rights (i)	532,184	(252,647)	279,537
Published mobile games	514,664	(514,664)	—
Trademarks	165,404	(120,809)	44,595
Online literature	141,758	(110,109)	31,649
Domain names	185,558	(123,491)	62,067
Technology	101,730	(90,688)	11,042
Others	17,738	(9,943)	7,795
	1,659,036	(1,222,351)	436,685

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2023
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Intellectual property rights (i)	510,697	(328,218)	182,479	25,702
Published mobile games	396,888	(396,888)	—	—
Trademarks	165,262	(123,378)	41,884	5,899
Online literature	116,837	(92,751)	24,086	3,392
Domain names	185,558	(130,956)	54,602	7,691
Technology	101,000	(101,000)	—	—
Others	16,829	(10,346)	6,483	913
	1,493,071	(1,183,537)	309,534	43,597

(i)
Intellectual property rights include various rights the Company acquires either individually or in a bundle to broadcast, operate, publish, translate, distribute and/or adapt various forms of media, including but not limited to online games, literature and films.

Amortization expense was RMB162,182, RMB177,019 and RMB179,380 (US$25,265) for the years ended December 31, 2021, 2022 and 2023, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	71,158	10,022
Between 1 and 2 years	62,958	8,867
Between 2 and 3 years	53,483	7,533
Between 3 and 4 years	48,398	6,817
Between 4 and 5 years	36,764	5,178

9.
PRODUCED CONTENT, NET

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Released, less amortization and impairment
— Predominantly monetized with other contents	3,725,252	4,444,887	626,049
— Predominantly monetized on its own	89,987	61,516	8,664
	3,815,239	4,506,403	634,713
In production, less impairment
— Predominantly monetized with other contents	7,675,787	7,630,099	1,074,677
— Predominantly monetized on its own	660,197	244,787	34,478
	8,335,984	7,874,886	1,109,155
In development, less impairment
— Predominantly monetized with other contents	815,863	946,586	133,324
— Predominantly monetized on its own	34,818	49,110	6,917
	850,681	995,696	140,241
	13,001,904	13,376,985	1,884,109

Amortization expense of RMB4,641,353, RMB4,556,960, RMB5,207,542 (US$733,467) and RMB1,318,693, RMB735,169, RMB1,088,244 (US$153,276) was recognized as “Cost of revenues” in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2021, 2022 and 2023, for produced content predominantly monetized with other content assets and for produced content predominantly monetized on its own, respectively. As of December 31, 2023, approximately RMB286,074 (US$40,293) of accrued participation cost liabilities will be paid during the upcoming operating cycle.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
Within 1 year	1,390,410	195,835
Between 1 and 2 years	738,061	103,954
Between 2 and 3 years	556,740	78,415

10.
GOODWILL

The Company has one reporting unit and the changes in the carrying amount of goodwill from 2022 to 2023 was as follows:

	2022	2023	2023
	RMB	RMB	US$
Balance as of January 1	3,888,346	3,826,147	538,902
Disposal of subsidiaries or business	(62,199)	(5,324)	(750)
Balance as of December 31	3,826,147	3,820,823	538,152

The fair value of the Group exceeded its carrying value as of December 31, 2022 and 2023, respectively, and therefore the Group’s goodwill was not impaired.

11.
FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Computer equipment	1,960,884	1,651,836	232,657
Office building	588,685	588,685	82,915
Leasehold improvements	162,653	164,556	23,177
Office furniture and equipment	147,766	148,268	20,883
Others	29,211	23,226	3,271
	2,889,199	2,576,571	362,903
Less: Accumulated depreciation	(1,793,614)	(1,736,299)	(244,553)
Construction in progress	9,136	23,541	3,316
	1,104,721	863,813	121,666

Depreciation expense was RMB400,241, RMB337,423 and RMB275,155 (US$38,755) for the years ended December 31, 2021, 2022 and 2023, respectively.

12.
LEASES

The Group’s operating leases mainly related to office facilities, land use rights and IDC facilities.

As of December 31, 2022 and 2023, the weighted average remaining lease term for the Group’s operating leases were 9.4 years and 8.3 years, respectively, and the corresponding weighted average discount rates were 5.59% and 5.58%, respectively. As of

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

December 31, 2022 and 2023, the weighted average remaining lease term for the Group’s finance leases were 1.2 years and 0.7 year, respectively, and the corresponding weighted average discount rates were 5.50% and 5.50%, respectively.

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Finance lease
Computer equipment	118,997	118,997	16,760
Accumulated depreciation	(46,127)	(69,040)	(9,724)
Computer equipment, net	72,870	49,957	7,036
Finance lease liabilities, current portion	30,862	18,586	2,618
Finance lease liabilities	16,507	—	—
Total finance lease liabilities	47,369	18,586	2,618

The components of lease costs were as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating lease costs(i)	202,862	155,408	117,641	16,569
Finance lease costs
Amortization of finance lease assets	12,856	22,912	22,912	3,227
Interest on lease liabilities	1,866	3,463	1,761	248
Total finance lease costs	14,722	26,375	24,673	3,475

(i)
Excludes short-term lease contract costs of RMB328 million, RMB310 million and RMB274 million (US$39 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Finance lease costs were recorded as cost of revenues and interest expenses. Variable lease costs were immaterial for the years ended December 31, 2021, 2022 and 2023. For the years ended December 31, 2021, 2022 and 2023, no lease costs for operating and finance leases were capitalized.

Cash paid for amounts included in the measurement of lease liabilities:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating cash payments for operating leases	190,407	129,803	110,206	15,522
Operating cash payments for finance leases	1,004	3,872	2,878	405
Financing cash payments for finance leases	14,473	38,132	27,666	3,897

Lease assets obtained in exchange for lease obligations:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating leases	36,515	6,868	91,025	12,821
Finance leases	75,693	—	—	—

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Future lease payments under lease liabilities as of December 31, 2023 were as follows:

	Operating leases		Finance leases
	RMB	US$	RMB	US$
Year ending December 31,
2024	103,100	14,521	19,005	2,677
2025	97,008	13,663	—	—
2026	91,165	12,840	—	—
2027	87,597	12,338	—	—
2028	85,904	12,099	—	—
Thereafter	313,002	44,086	—	—
Total future lease payments	777,776	109,547	19,005	2,677
Less: Imputed interest	(153,146)	(21,570)	(419)	(59)
Total lease liability balance	624,630	87,977	18,586	2,618

13.
LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2022 and 2023 amounted to RMB3,347,638 and RMB3,571,637 (US$503,055), respectively, which primarily consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2022 and 2023, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group and collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB522,390 and RMB509,348 (US$71,740), respectively.

Structured payable arrangements

In 2021, 2022 and 2023, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from the Group to the banks or other financial institutions at a discount. For the years ended December 31, 2021, 2022 and 2023, the Group was legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,058,619, RMB1,497,423 and RMB1,771,139 (US$249,460), respectively, which will mature within one year.

As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2022 and 2023, the outstanding borrowings from the factoring arrangements were RMB754,581 and RMB1,055,806 (US$148,707), respectively, which are repayable within one year and are included in “Short-term loans” on the consolidated balance sheets.

The weighted average interest rate for all of the outstanding short-term borrowings mentioned above as of December 31, 2022 and 2023 was 3.95% and 3.95%, respectively. As of December 31, 2022 and 2023, the aggregate amounts of unused lines of credit for short-term loans were RMB1,635,644 and RMB2,176,120 (US$306,500), respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

PAG Convertible Senior Notes

On December 30, 2022, the Company issued US$500 million convertible senior notes, pursuant to the definitive agreements entered into with PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates (collectively, the "Investors") in August 2022. The Company also offered an additional US$50 million principal amount simultaneously, pursuant to the Investors' option to purchase additional notes. On February 24, 2023, the additional US$50 million principal amount was issued pursuant to the Investors' exercise of their option. The convertible senior notes issued on December 30, 2022 and February 24, 2023 (collectively referred to as the “PAG Notes”) are senior, secured obligations of the Company by certain collateral arrangements, and interest is payable quarterly in cash at a rate of 6.00% per annum on January 1, April 1, July 1 and October 1 of each year, beginning on April 1, 2023. The PAG Notes will mature on the fifth anniversary of the issuance date unless redeemed, repurchased or converted prior to such date.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

Holders of the PAG Notes have the right to require the Company to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of the Company pursuant to their rights in the definitive agreements. As a result, the Investors are considered related parties since then (Note 22). For the year ended December 31, 2023, the amount of interest cost recognized of the PAG Notes was RMB472,756 (US$66,586). The repayments of PAG Notes are guaranteed by equity interests of certain subsidiaries within the Group and collateralized by partial cash consideration related to certain contracts for which RMB839,963 (US$118,306) cash consideration has been charged as of December 31, 2023 and recorded as long-term restricted cash (Note 6).

2028 Convertible Senior Notes

On March 7, 2023, the Company issued US$600 million convertible senior notes (the “2028 Notes”). The 2028 Notes are senior, unsecured obligations of the Company, and interest is payable quarterly in cash at a rate of 6.50% per annum on March 15, June 15 September 15 and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2028 Notes is 101.4636 of the Company’s ADS per US$1,000 principal amount of the 2028 Notes (which is equivalent to an initial conversion price of approximately US$9.86 per ADS). Prior to September 15, 2027, the 2028 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2023 (and only during such calendar quarter), if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption or an optional redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2028 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2028 Notes for cash on March 16, 2026, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. On or after March 20, 2026, the Company may redeem for cash all or part of the 2028 Notes, at its option, if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the trading day immediately prior to the date the Company provides the optional redemption notice and (ii) the trading day immediately preceding the date the Company provides the optional redemption notice.

If any event of default are to take place, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of (or, in the case of the PAG Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the event of default), and accrued and unpaid interest on, all the outstanding convertible senior notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. The Company may also be required to pay additional interest. If any fundamental change are to take place, holders of the notes will have the right, at their option, to require the Company to repurchase all of their notes or any portion of the principal amount (or, in the case of the PAG Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

fundamental change), and accrued and unpaid interests. In the event of a fundamental change, the Company may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2023, there was no such event of default or fundamental change.

Accounting for Convertible Senior Notes

The Group adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) by using a modified retrospective transition method through a cumulative-effect adjustment on January 1, 2022. After the adoption of ASU 2020-06, as the 2023 Notes, the 2025 Notes, the 2026 Notes, the 2028 Notes and the PAG Notes (collectively as the “Notes”) were not issued at a substantial premium, all of the proceeds received from the issuance of the Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing the Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the Notes to its face value (120% of the principal amount for PAG Notes) on the respective put dates of the Notes. For the year ended December 31, 2023, the effective interest rates of the 2026 Notes, the PAG Notes and the 2028 Notes were 4.53%, 12.05%, 7.15%, respectively.

The cost of the 2023 Capped Call and 2025 Capped Call of US$67.5 million and US$84.5 million were recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value recorded.

In 2023, the net proceeds from the issuance of the 2028 Notes was US$589.5 million, after deducting underwriting discounts and offering expenses of US$10.5 million from the initial proceeds of US$600 million.

In 2021 and 2023, the Company repurchased the 2023 Notes and the 2025 Notes with aggregate principal amount of US$746.8 million and US$1,197.6 million (equivalent to RMB8,503.0 million), respectively, as requested by the holders. In 2023, the Company repurchased the 2026 Notes and the 2028 Notes with the aggregate principal amount of US$504.4 million (equivalent to RMB3,581.1 million) and US$26.0 million (equivalent to RMB184.6 million), respectively, upon separate and individually privately negotiated agreements with certain holders. Following settlement of the repurchase, a difference between the net carrying amount of the repurchased notes and the repurchased price was recognized as extinguishment gain and reported in "Others, net" in the consolidated statements of comprehensive (loss)/income.

The carrying amount of the Notes as of December 31, 2022 and 2023 were as follows:

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB	US$
Principal	17,985,817	10,801,658	1,521,382
Less: unamortized discount and debt issuance costs	112,091	(144,778)	(20,392)
Net carrying amount	17,873,726	10,946,436	1,541,774

For the years ended December 31, 2021, 2022 and 2023, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Contractual interest expense	556,382	404,120	644,143	90,726
Amortization of the discount and issuance costs	559,332	65,475	292,238	41,161
Total	1,115,714	469,595	936,381	131,887

As of December 31, 2023, the 2026 Notes, the PAG Notes and the 2028 Notes will be accreted up to the principal amount of US$395.6 million, US$660 million (120% of the principal amount of PAG Notes) and US$574 million over a remaining period of 0.59 year, 2.00 years and 2.21 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The aggregate amounts upon scheduled maturities of US$2.4 million, US$395.6 million and US$1,289.0 million (equivalent to RMB16.9 million, RMB2,808.8 million and RMB9,151.8 million, respectively) of the Notes will be repaid when they become due in 2025, 2026 and 2028, respectively, assuming there is no conversion of the Notes, no redemption of the Notes prior to their maturities, the convertible senior notes bondholders hold the Notes until their maturities and the Company elects to fully settle the Notes in cash.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. iQIYI International Singapore Pte, Ltd. was granted a five-year Development and Expansion Incentive (“DEI”) commencing from July 1,2023, which awards a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed. An entity could re-apply for DEI upon the expiry of prior one, subject to the terms and conditions and amendments thereof.

Mainland China

Effective from January 1, 2008, the statutory Enterprise Income Tax (“EIT”) rate in Mainland China is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group’s (loss) /income before income taxes consists of:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Non-Mainland China	(2,024,738)	(505,068)	(366,657)	(51,643)
Mainland China	(3,987,250)	471,292	2,399,258	337,929
	(6,011,988)	(33,776)	2,032,601	286,286

Income tax expense for the years ended December 31, 2021, 2022 and 2023 consists of:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current income tax expense	78,010	53,944	81,055	11,416
Deferred income tax expense/(benefit)	18,535	30,056	(1,008)	(142)
	96,545	84,000	80,047	11,274

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss or income is as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Income tax (benefit)/expense at PRC statutory rate	(1,502,997)	(8,444)	508,150	71,571
Effect of differing tax rates in different jurisdictions	377,604	184,999	98,963	13,939
Non-taxable item	181,972	(119,094)	119,442	16,823
Research and development super-deduction	(162,103)	(115,975)	(141,454)	(19,923)
Effect of PRC preferential tax rates and tax holiday	269,585	23,564	(169,264)	(23,840)
Other adjustments	(2,151)	(41,940)	14,692	2,068
Change in valuation allowance	934,635	160,890	(350,482)	(49,364)
Income tax expense	96,545	84,000	80,047	11,274

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and others	455,724	545,144	76,783
Bad debt provision	71,811	75,942	10,696
Net operating losses carried forward	1,737,385	1,565,134	220,445
Recorded cost relating to capitalized assets	3,799,494	3,527,191	496,794
Fixed assets depreciation	15,979	13,578	1,912
Valuation allowance	(6,037,351)	(5,686,869)	(800,979)
Deferred tax assets, net	43,042	40,120	5,651
Deferred tax liabilities:
Long term investment fair value change	44,874	40,944	5,767

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets, net	—	—	—
Deferred tax liabilities	1,832	824	116

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022 and 2023, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2022 and 2023, the Group had tax losses of RMB11,252,629 and RMB9,992,905 (US$1,407,471) deriving from entities in Mainland China, Hong Kong and Singapore. The tax losses in the Mainland China can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2023 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented. As of and for the years ended December 31, 2021, 2022 and 2023, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. And the Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2021, 2022 and 2023. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

16.
EMPLOYEE DEFINED CONTRIBUTION PLAN AND EMPLOYEE OPTIMIZATION PROGRAM

Full-time employees of the Company’s subsidiaries, VIEs and VIE’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB668,457, RMB482,988 and RMB482,083 (US$67,900) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

17.
COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2023:

Commitments for property management fees	RMB	US$
2024	7,072	996
2025	7,248	1,021
2026	5,577	786
2027	4,787	674
2028 and thereafter	22,538	3,174
	47,222	6,651

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2023:

Commitments for Licensed Copyrights and Produced Content	RMB	US$
2024	8,627,066	1,215,097
2025	3,787,391	533,443
2026	1,329,549	187,263
2027	730,677	102,914
2028 and thereafter	303,811	42,790
	14,778,494	2,081,507

Capital commitment

As of December 31, 2023, commitments for the purchase of fixed assets are immaterial.

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2023. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, with certain restricted deposits used as security against certain lawsuits, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB31,511 and RMB38,605 (US$5,437) in “Accrued expenses” in the consolidated balance sheets as of December 31, 2022 and 2023.

Starting in April 2020, the Group and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents. In May 2021, these actions were consolidated under one case. In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

light of the common questions of law and fact at issue in this case and a related action against Baidu, the Court terminated the motion to dismiss without prejudice and ordered a motion-to-dismiss briefing for the two cases under a new coordinated briefing schedule. The coordinated motion-to-dismiss briefing was completed on March 3, 2023. The Group await a decision from the court on the supplemental briefing on the amended consolidated complaints. As the case remain in its preliminary stages, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2023, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of December 31, 2023, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after December 31, 2023, but related to cases arising on or before December 31, 2023. The Group is in the process of appealing certain judgments for which losses have been accrued.

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

On October 27, 2022, 971,042 Class A ordinary shares were issued to certain key employees in relation to the acquisition of Skymoons Inc, Chengdu Skymoons Digital Entertainment Co., Ltd. and their subsidiaries.

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

535,500,000 Class A ordinary shares (76,500,000 ADS equivalent) were issued on January 19, 2023 and 69,825,000 Class A ordinary shares (9,975,000 ADS equivalent) were issued on January 26, 2023 pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.

As of December 31, 2023, there were 3,675,039,807 and 3,041,097,278 Class A and Class B ordinary shares outstanding, and 178,780,851 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

As of December 31, 2022 and 2023, the Company's PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB 49,061 and RMB43,787 (US$6,167), respectively, in its statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2023. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB19,502,611 (US$2,746,885) as of December 31, 2023.

20.
(LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted (loss)/earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the if-converted method and the treasury stock method. The effect of the convertible senior notes was excluded from the computation of diluted net (loss)/earnings per share for the years ended December 31, 2021, 2022 and 2023, as its effect would be anti-dilutive. The effect of share options was excluded from the computation of diluted net loss per share for the years ended December 31, 2021 and 2022, as its effect would be anti-dilutive.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic and diluted loss per Class A and Class B ordinary share for the years ended December 31, 2021, 2022 and 2023 are calculated as follows:

	Year ended December 31,
	2021		2022		2023		2023
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
(Loss)/earnings per share—basic:
Numerator
Net (loss)/income attributable to iQIYI, Inc.	(2,983,984)	(3,185,600)	(67,733)	(68,479)	1,048,303	147,651	877,166	123,546
Accretion of redeemable noncontrolling interests	(9,836)	(10,500)	—	—	—	—	—	—
Numerator used for basic (loss)/earnings per share	(2,993,820)	(3,196,100)	(67,733)	(68,479)	1,048,303	147,651	877,166	123,546
Denominator
Weighted average number of ordinary shares outstanding	2,694,345,310	2,876,391,396	2,977,609,078	3,010,412,347	3,634,425,531	3,634,425,531	3,041,097,278	3,041,097,278
Denominator used for basic (loss)/earnings per share	2,694,345,310	2,876,391,396	2,977,609,078	3,010,412,347	3,634,425,531	3,634,425,531	3,041,097,278	3,041,097,278
(Loss)/earnings per share—basic	(1.11)	(1.11)	(0.02)	(0.02)	0.29	0.04	0.29	0.04

(Loss)/earnings per share—diluted:
Numerator
Allocation of net (loss)/income available to iQIYI, Inc.'s ordinary shareholders	(2,993,820)	(3,196,100)	(67,733)	(68,479)	1,067,342	150,332	858,127	120,865
Reallocation of net (loss)/income available to iQIYI, Inc.'s ordinary shareholders as a result of conversion of Class B to Class A shares	(3,196,100)	—	(68,479)	—	858,127	120,865	—	—
Numerator used for diluted (loss)/earnings per share	(6,189,920)	(3,196,100)	(136,212)	(68,479)	1,925,469	271,197	858,127	120,865
Denominator
Weighted average number of ordinary shares outstanding	2,694,345,310	2,876,391,396	2,977,609,078	3,010,412,347	3,634,425,531	3,634,425,531	3,041,097,278	3,041,097,278
Conversion of Class B to Class A ordinary shares	2,876,391,396	—	3,010,412,347	—	3,041,097,278	3,041,097,278	—	—
Share-based awards	—	—	—	—	148,105,257	148,105,257	—	—
Denominator used for diluted (loss)/earnings per share	5,570,736,706	2,876,391,396	5,988,021,425	3,010,412,347	6,823,628,066	6,823,628,066	3,041,097,278	3,041,097,278
(Loss)/earnings per share—diluted	(1.11)	(1.11)	(0.02)	(0.02)	0.28	0.04	0.28	0.04

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

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

The Company has granted options under the 2021 Plan to its employees and directors. All options vest over a four-year period.

The following table sets forth the summary of option activity for the year ended December 31, 2023:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$ in thousands)
Outstanding, December 31, 2022	479,471,102	0.35
Granted (i)	90,174,000	0.08
Forfeited/Expired	(15,212,381)	0.22
Exercised	(22,145,907)	0.35
Outstanding, December 31, 2023	532,286,814	0.31	6.28	205,497
Vested and expected to vest as of December 31, 2023	512,532,464	0.32	6.19	192,936
Exercisable as of December 31, 2023	321,994,786	0.44	4.84	81,522

(i)
It consists a total of 76,524,000 options granted with an exercise price of US$0 each that will reduce the number of ordinary shares under the 2021 Plan available for future grants by 1.3 ordinary shares.

As of December 31, 2023, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share options granted to the Group’s employees and directors was RMB877,742 (US$123,627). Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.47 years and may be adjusted for future changes in estimated forfeitures.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2021, 2022 and 2023 were US$1.88, US$0.60 and US$0.87, respectively. The total fair value of options vested during the years ended December 31, 2021, 2022 and 2023 were RMB1,072,572, RMB765,284 and RMB558,864 (US$78,714), respectively. Total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 were RMB95,024, RMB36,011 and RMB54,998 (US$7,746), respectively.

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and non-employees were as follows:

	Year Ended December 31,
	2021	2022	2023
Fair value of ordinary shares (US$)	2.14~3.13	0.40~0.72	0.64
Risk-free interest rate (%)	0.93~1.57	1.72~2.00	3.70
Expected volatility (%)	47.2~48.0	51.1~51.2	79.2
Expected dividend yield	—	—	—
Expected exercise multiple	2.2~2.8	2.2~2.8	2.8

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cost of revenues	173,263	147,045	133,160	18,755
Selling, general and administrative	718,377	425,209	314,788	44,337
Research and development	327,523	239,187	188,784	26,590
	1,219,163	811,441	636,732	89,682

22.
RELATED PARTY TRANSACTIONS
a)
The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”) PAGAC IV-4 (Cayman) Limited ("PAG") Others

Controlling shareholder of the Company

An entity, of which the co-founder and executive chairman is the director of the Company

Equity investees that the Group or Baidu Group has significant influence over

b)
The Group had the following related party transactions with the major related parties:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Membership services
Membership services revenue earned from memberships sold to Baidu Group	—	54,401	92,900	13,085
Online advertising revenues
Advertising services provided to Baidu Group	122,919	55,664	17,696	2,492
Advertising services provided to Others	174,001	224,110	178,913	25,199
Content distribution revenues
Content licensed to Others (i)	297,304	190,398	260,086	36,632
Other revenues
Others	45,189	53,521	91,970	12,954
Interest income
Loan due from PAG	—	—	17,624	2,482
Cost of revenues
License fees to Baidu Group	13,894	8,183	20,416	2,876
Bandwidth and cloud services fee to Baidu Group	918,758	653,001	550,748	77,571
Others (ii)	306,392	223,149	326,927	46,047
Selling, general and administrative
Advertising services provided by Baidu Group	13,354	47,617	116,068	16,348
Others	10,989	22,011	24,642	3,471

(i)
The transactions mainly represent revenues derived from content distributed to Investee A and Investee B.
(ii)
The transactions mainly represent revenue sharing arrangements with various equity investees, pursuant to which the Group incurred revenue sharing cost for content uploaded or provided by the equity investees.

For the years ended December 31, 2021, 2022 and 2023, the Group purchased content and others from equity investees in an amount of RMB2,358,680, RMB1,513,683 and RMB1,602,510 (US$225,709), respectively. Except for the transaction disclosed above, other related party transactions were insignificant for each of the years presented.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

c)
The Group had the following related party balances with the major related parties:

Except for the non-trade balances disclosed below, amounts due from/due to related parties as of December 31, 2022 and 2023 relate to transactions arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	19,986	4,389	618
Loan due from PAG (ii)	—	1,437,044	202,403
Due from Others (iii)	84,168	265,591	37,408
	104,154	1,707,024	240,429
Amounts due from related parties, non-current:
Due from Others (iv)	59,880	158,590	22,336
	59,880	158,590	22,336

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (v)	700,000	50,000	7,042
Due to Baidu Group (vi)	1,877,298	2,027,194	285,524
Deferred revenue in relation to services to be provided to an equity investee (vii)	21,186	21,186	2,984
Due to Others (viii)	923,162	855,278	120,464
	3,521,646	2,953,658	416,014
Amounts due to related parties, non-current:
Due to Baidu Group (vi)	1,828	3,231	455
Deferred revenue in relation to services to be provided to an equity investee (vii)	97,715	76,433	10,765
Due to Others	1,398	902	127
	100,941	80,566	11,347

(i)
The balance mainly represents amounts due from Baidu Group for membership services, online advertising services and other services.
(ii)
The balance represents a non-trade loan and interest receivables due from PAG with the principal of US$200 million (equivalent to RMB1,419.4 million) and interest rate of 6%, which will due on July 1, 2024 if the Company requires repayment, or otherwise will due on the date which PAG and its affiliates cease to hold any portion of the PAG Notes. PAG released certain collateral secured by the Company under the PAG Notes (Note 14) and pledged to the Company a portion of the PAG Notes, each in an amount equivalent to the amount of this non-trade loan.
(iii)
The balance mainly represents amounts due from or advances made to equity investees for content distribution services and other services.
(iv)
The balance mainly represents prepayments for licensed copyrights to be received from the Group’s equity investees.
(v)
The total outstanding balance represents a non-trade interest-free loan of RMB50,000, which is due on demand and a non-trade interest-free loan of RMB650,000 which was provided by Baidu in January 2018 and fully repaid in March 2023.
(vi)
The balance mainly represents amounts owed to Baidu for bandwidth and cloud services provided to the Group.
(vii)
The balance represents deferred revenue in relation to licenses of intellectual property to be provided to Investee A.
(viii)
The balance mainly represents amounts owed to the Group’s equity investees for acquisition of contents assets and advances made for online advertising services.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

23.
FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022 and 2023 and non-recurring fair value measurements as of December 31, 2022 and 2023:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2022:
Cash equivalents
Time deposits (i)		470,568
Short-term investments
Available-for-sale debt securities (i)		818,265
Long-term investments
Available-for-sale debt securities (ii)			485,324
Equity investments at fair value with readily determinable fair value	26,303
Convertible senior notes, current portion (iii)		6,755,975
Convertible senior notes, non-current portion (iii)		7,253,289

As of December 31, 2023:
Cash equivalents
Time deposits (i)		32,292
Short-term investments
Available-for-sale debt securities (i)		941,738
Long-term investments
Available-for-sale debt securities (ii)			466,006
Equity investments at fair value with readily determinable fair value	24,815
Convertible senior notes, current portion (iii)		2,727,147
Convertible senior notes, non-current portion (iii)		3,756,945	5,123,936

Non-recurring
As of December 31, 2022:
Produced content monetized on its own (iv)			85,466	(67,519)
Long-term investments (v)	98,807		669,007	(841,489)
Equity investments without readily determinable fair value (vi)			216,308	31,295

As of December 31, 2023:
Produced content monetized on its own (iv)			25,238	(253,125)	(35,652)
Long-term investments (v)	43,343		228,259	(336,226)	(47,356)
Equity investments without readily determinable fair value (vi)			269,415	(4,027)	(567)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Recurring

(i)
The fair value of time deposits is determined based on the prevailing interest rates in the market. Due to maturities of less than one year, the carrying values of short-term investments approximate their fair values.
(ii)
Long-term available-for-sale debt securities are convertible debt instruments issued by private companies and investments in equity securities that are redeemable at the Company’s option, which do not have readily determinable market values. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts and liquidity factors.

	2022	2023	2023
	RMB	RMB	US$
Balance as of January 1,	77,855	485,324	68,356
Addition	10,000	—	—
Disposals	—	(17,596)	(2,478)
Reclassification	413,863	6,509	917
Accrued interest	4,697	3,136	442
Net unrealized fair value change recognized in other comprehensive income	(21,091)	(11,367)	(1,601)
Balance as of December 31	485,324	466,006	65,636

(iii)
The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets, and presents the fair value for disclosure purposes only. The fair values of the convertible senior notes are classified as Level 2 or Level 3 in the fair value hierarchy. For further information on the convertible senior notes, see Note 14.

Non-recurring

(iv)
Due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. The Group considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured to the fair value as of each quarter end. Impairment charges of RMB160,989, RMB67,519 and RMB253,125 (US$35,652) were recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2021, 2022 and 2023, respectively.
(v)
The Group measures certain financial assets, including equity method investments at fair value on a non-recurring basis only if an impairment charge recognized. The fair values of the Group’s investments in publicly listed companies are measured using quoted market prices. For estimating the fair value of investments without observable market prices, the Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (Level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. As a result of the above assessment, certain long-term investments were determined to be impaired, and the impairment charges were recognized in the consolidated statements of comprehensive (loss)/income during the years ended December 31, 2021, 2022 and 2023.
(vi)
For equity investments accounted for under the measurement alternative, the equity investment is measured at fair value on a non-recurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The fair values of the Group’s privately held investments as disclosed are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. As a result of the above assessment, certain equity investments accounted for under the measurement alternative were re-measured to their fair values, and the total net unrealized gains/(losses) (Note 4) were recognized in "Others, net" in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2021, 2022 and 2023.
24.
ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustments	Unrealized gains/(losses) on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2020	2,542,287	393	2,542,680
Other comprehensive income/(loss) before reclassification	168,079	(2,426)	165,653
Amounts reclassified from accumulated other comprehensive income	—	(425)	(425)
Net current-period other comprehensive income/(loss)	168,079	(2,851)	165,228
Other comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests	1,062	32	1,094
Balance at December 31, 2021	2,711,428	(2,426)	2,709,002
Other comprehensive loss before reclassification	(844,725)	(21,091)	(865,816)
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive loss	(844,725)	(21,091)	(865,816)
Cumulative effect of adopting ASU 2020-06	24,938	—	24,938
Other comprehensive income attributable to noncontrolling interests	(4,670)	—	(4,670)
Balance at December 31, 2022	1,886,971	(23,517)	1,863,454
Other comprehensive loss before reclassification	(163,983)	(11,367)	(175,350)
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive loss	(163,983)	(11,367)	(175,350)
Other comprehensive income attributable to noncontrolling interests	(57)	—	(57)
Balance at December 31, 2023	1,722,931	(34,884)	1,688,047
Balance at December 31, 2023 in US$	242,669	(4,913)	237,756

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

Losses in the amount of RMB536,924, gains in the amount of RMB2,054,601 and RMB687,370 (US$96,814) on intracompany foreign currency transactions that are of a long-term-investment nature are included in the foreign currency translation adjustments for the years ended December 31, 2021, 2022 and 2023, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

25.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,334,968	401,002	56,480
Prepayments and other assets		20,751	4,725	666
Amounts due from entities within the Group		19,925,446	22,653,118	3,190,625

Total current assets		24,281,165	23,058,845	3,247,771

Total non-current assets		—	—	—

Total assets		24,281,165	23,058,845	3,247,771

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes		8,305,447	2,802,442	394,716
Accrued expenses and other liabilities		156,807	25,891	3,647

Total current liabilities		8,462,254	2,828,333	398,363

Non-current liabilities
Convertible senior notes	14	9,568,279	8,143,994	1,147,058

Total non-current liabilities		9,568,279	8,143,994	1,147,058

Total liabilities		18,030,533	10,972,327	1,545,421

Commitments and contingencies	17
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 3,246,481,443 and 3,853,820,658 shares issued as of December 31, 2022 and 2023, respectively; 3,047,568,900 and 3,675,039,807 shares outstanding as of December 31, 2022 and 2023, respectively)	18	194	237	34
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2022 and 2023; 3,041,097,278 shares issued and outstanding as of December 31, 2022 and 2023)	18	193	193	27
Additional paid-in capital		50,885,688	54,971,469	7,742,569
Accumulated deficit	19	(46,498,897)	(44,573,428)	(6,278,036)
Accumulated other comprehensive income	24	1,863,454	1,688,047	237,756

Total shareholders’ equity		6,250,632	12,086,518	1,702,350

Total liabilities and shareholders’ equity		24,281,165	23,058,845	3,247,771

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Comprehensive (Loss)/Income

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(26,658)	(66,883)	(11,397)	(1,605)

Operating loss
Share of (losses)/income of subsidiaries, VIEs and VIEs’ subsidiaries	(5,807,189)	2,076,676	2,975,000	419,020
Interest income	19,026	12,845	115,209	16,227
Interest expenses	(889,263)	(234,870)	(726,487)	(102,324)
Foreign exchange gain/(loss), net	496,669	(1,954,314)	(665,335)	(93,710)
Others, net	37,831	30,334	238,479	33,589

Net (loss)/income	(6,169,584)	(136,212)	1,925,469	271,197

Accretion of redeemable noncontrolling interests	(20,336)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(6,189,920)	(136,212)	1,925,469	271,197

Other comprehensive income/(loss):
Foreign currency translation adjustments	169,141	(849,395)	(164,040)	(23,105)
Unrealized losses on available-for-sale debt securities	(2,819)	(21,091)	(11,367)	(1,601)

Total other comprehensive income/(loss), net of tax	166,322	(870,486)	(175,407)	(24,706)

Comprehensive (loss)/income	(6,003,262)	(1,006,698)	1,750,062	246,491

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash used for operating activities	(360,187)	(157,273)	(370,682)	(52,209)
Net cash provided by/(used for) investing activities	483,685	(2,462,807)	238,001	33,522
Net cash (used for)/provided by financing activities	(3,441,602)	5,307,603	(3,859,442)	(543,591)
Effect of exchange rate changes on cash and cash equivalents	(167,636)	31,492	58,157	8,191

Net (decrease)/increase in cash and cash equivalents	(3,485,740)	2,719,015	(3,933,966)	(554,087)
Cash and cash equivalents at the beginning of the year	5,101,693	1,615,953	4,334,968	610,567
Cash and cash equivalents at the end of the year	1,615,953	4,334,968	401,002	56,480

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. The subsidiaries, VIEs and VIEs’ subsidiaries losses are reported as “Share of (losses)/income of subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive (loss)/income. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries, VIEs and VIEs’ subsidiaries was reduced to nil as of December 31, 2022 and 2023, and the carrying amount of “Amounts due from entities within the Group” was further adjusted as the Company committed to provide financial support to its VIEs as disclosed in Note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.