Form 20-F
period 2024-12-31
iQIYI, Inc.
filed 2025-03-27
CIK 1722608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Telephone: +86 10-6267-7171

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares ( each representing seven Class A ordinary shares, par value US$0.00001 per share)	IQ	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

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

As of December 31, 2024, there were 6,739,891,165 ordinary shares outstanding, being the sum of 3,698,793,887 Class A ordinary shares (excluding 155,790,793 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 3,041,097,278 Class B ordinary shares.

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

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•
“ADSs” refer to our American depositary shares, each of which represents seven Class A ordinary shares;
•
“Baidu” refer to Baidu, Inc., our parent company and controlling shareholder;
•
“bullet chat,” known as Danmu in Chinese, refer to a form of video commentary used on online videos, which is comment that appears directly on the video in real-time;
•
“China” or the “PRC” refer to the People’s Republic of China, including Hong Kong, Macau and Taiwan, and “mainland China” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
•
“RMB” and “Renminbi” refer to the legal currency of mainland China;
•
“shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value $0.00001 per share;
•
“U.S. GAAP” refer to generally accepted accounting principles in the United States;
•
“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•
“video views” refer to the number of times a video is launched on our platform, regardless of time spent viewing the video; and
•
“we,” “us,” “our company” and “our” refer to iQIYI, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, the variable interest entities (as defined below);
•
“VIEs” or “variable interest entities” refer to Beijing iQIYI Science & Technology Co., Ltd., Shanghai iQIYI Culture Media Co., Ltd., Shanghai Zhong Yuan Network Co., Ltd., iQIYI Pictures (Beijing) Co., Ltd., Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., and Beijing iQIYI Yinhua Media Co., Ltd. All of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.2993 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

iQIYI, Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the variable interest entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century Science and Technology Co., Ltd., or Beijing QIYI Century, and Beijing iQIYI Interactive Technology Co., Ltd., and (ii) the variable interest entities with which we have maintained contractual arrangements, namely Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, Shanghai iQIYI Culture Media Co., Ltd., or Shanghai iQIYI, Shanghai Zhong Yuan Network Co., Ltd., or Shanghai Zhong Yuan, iQIYI Pictures (Beijing) Co., Ltd., or iQIYI Pictures, Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., or Intelligent Entertainment, and Beijing iQIYI Yinhua Media Co., Ltd., or iQIYI Yinhua, and their subsidiaries in mainland China.

The series of contractual agreements which we maintained with the variable interest entities, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. These contractual arrangements were entered by and among (i) Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan, respectively, and their respective shareholders, with Beijing QIYI Century and iQIYI, Inc.; (ii) iQIYI Pictures and Intelligent Entertainment, respectively, and their respective shareholders, with Beijing iQIYI New Media Science and Technology Co., Ltd. and iQIYI, Inc; and (iii) iQIYI Yinhua and its shareholders, with Beijing iQIYI Optical Era Technology Co., Ltd., or Optical Era, and iQIYI, Inc.

The contractual arrangements may not be as effective as direct equity ownership in the variable interest entities, and the government authorities may challenge the enforceability of these contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services, production and operation of radio and television programs, and certain other businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities and their subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. The variable interest entities are consolidated for accounting purposes but are not entities in which our Cayman Islands holding company or our investors hold equity. Revenues contributed by the variable interest entities accounted for 92%, 92% and 93% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “iQIYI” refers to iQIYI, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries. Investors in our ADSs are not purchasing equity interest in the variable interest entities in mainland China, but instead are purchasing equity interest in iQIYI, Inc., a holding company incorporated in the Cayman Islands.

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

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.” Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. Despite the lack of equity ownership, our Cayman Island holding company, iQIYI, Inc., is considered as the primary beneficiary of the variable interest entities and consolidates the financial results of the variable interest entities and their subsidiaries as required by Accounting Standards Codification, or ASC, topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. Neither iQIYI, Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in mainland China. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. As such, the variable interest entity structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements among our mainland China subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities that most significantly affect the economic performance of the variable interest entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

Equity interest.

Notes:

(1)
Dr. Yu Gong, our founder, chief executive officer and director, and Mr. Xiaohua Geng, our senior vice president, each holds 50% and 50% of the equity interests in Shanghai iQIYI.
(2)
Mr. Xiaohua Geng holds 99% of the equity interests in Beijing iQIYI and Yangshipin Integrated Media Development Co., Ltd., a third-party minority shareholder, holds 1% of the equity interests in Beijing iQIYI.

(3)
Dr. Yu Gong holds 100% of the equity interests in Shanghai Zhong Yuan.
(4)
Dr. Yu Gong and Mr. Xianghua Yang, our senior vice president, each holds 50% and 50% of the equity interests in Intelligent Entertainment.
(5)
Dr. Yu Gong and Mr. Ning Ya, president of iQIYI Pictures, each holds 50% and 50% of the equity interests in iQIYI Pictures.
(6)
Dr. Yu Gong and Mr. Xiaohui Wang, our chief content officer, each holds 50% and 50% of the equity interests in iQIYI Yinhua.

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

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other foreign exchange. For a detailed description of risks related to doing business in mainland China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in Mainland China.”

In addition, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which included an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm headquartered in mainland China. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a

Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibition from trading, may materially and adversely affect the value of your investment. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. Additionally, the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

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

We have in place a centralized cash management policy and established stringent controls and procedures for cash flows within our organization. Under our cash management policy, cash is managed by the centralized treasury department of our company, and each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. All such transfers are reviewed and approved by the authorities where required, including the State Administration of Foreign Exchange, or SAFE. We only allow the treasury department personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash management policy is not contractual in nature. The controls and procedures on cash transfers in the policy adhere to regulatory requirements. In addition, our board of directors has complete discretion on whether to distribute dividends to the shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities. For the years ended December 31, 2022, 2023 and 2024, the Cayman Islands holding company provided capital contributions of RMB2,314.5 million, RMB235.0 million and nil, respectively, to our subsidiaries. For each of the years ended December 31, 2022, 2023 and 2024, the Cayman Islands holding company provided loans to our subsidiaries, namely iQIYI HK Limited, iQIYI Media Limited, iQIYI Film Group HK Limited, and iQIYI International Singapore Pte, Ltd., the amounts of which was RMB3,577.6 million, RMB4,955.8 million and RMB17,406.6 million (US$2,384.7 million), respectively, and received repayments of RMB3,398.5 million, RMB5,428.8 million and RMB20,791.1 million (US$2,848.4 million), respectively, during the same period from such subsidiaries. No withholding tax was applicable on such repayments. For the years ended December 31, 2022, 2023 and 2024, the variable interest entities did not receive any loans from or repay any loans to the Cayman Islands holding company. For the years ended December 31, 2022, 2023 and 2024, our subsidiaries paid dividends of nil, nil and RMB186.2 million (US$25.5 million) to the holding company. For the years ended December 31, 2022, 2023 and 2024, no assets other than above cash transactions were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2022, 2023 and 2024, our subsidiaries provided capital contributions of nil, nil and RMB100.0 million (US$13.7 million), respectively, to the variable interest entities. For the years ended December 31, 2022, 2023 and 2024, no assets were transferred between our subsidiaries and the variable interest entities. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For example, iQIYI Film Group HK Limited, which directly owns our mainland China subsidiary, Beijing iQIYI New Media Science and Technology Co., Ltd., is incorporated in Hong Kong. For the potential distributable profits to be distributed to iQIYI Film Group HK Limited, the deferred tax liabilities will be accrued at a 10% withholding tax rate. However, if iQIYI Film Group HK Limited is considered to be the beneficial owner of the dividends paid to it by iQIYI New Media under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 5%. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” For mainland China and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

In addition, our mainland China subsidiaries, the variable interest entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. Under PRC laws and regulations, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-in capital of our mainland China subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. Furthermore, cash transfers from our mainland China subsidiaries and the variable interest entities to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in mainland China or a mainland China entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of the PRC. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in Mainland China—Our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us,” “—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business,” “—Any funds we transfer to our mainland China subsidiaries are subject to approval by or registration or filing with governmental authorities in mainland China” and “—We are subject to PRC laws and regulations governing loans to and direct investment in mainland China entities by offshore holding companies and currency conversion, which may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system is applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in mainland China. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. In connection with the Overseas Listing Measures, on February 17, 2023, the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises. According to this notice, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. While we have completed the CSRC filing for our 2030 Notes, we cannot guarantee that we will be able to complete the required filings or other regulatory procedures in the future. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing” and “—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheet data as of December 31, 2023 and 2024 and selected consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-2. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020, 2021 and 2022 and selected consolidated cash flows data for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

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

	For the year ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Total revenues	29,707,215	30,554,359	28,997,548	31,872,651	29,225,238	4,003,841
Operating costs and expenses
Cost of revenues(2)	(27,884,395)	(27,513,497)	(22,319,315)	(23,102,492)	(21,953,582)	(3,007,628)
Selling, general and administrative(2)	(5,187,835)	(4,725,142)	(3,466,579)	(4,014,070)	(3,682,050)	(504,439)
Research and development(2)	(2,675,494)	(2,794,927)	(1,899,233)	(1,766,610)	(1,778,403)	(243,640)
Total operating costs and expenses	(35,747,724)	(35,033,566)	(27,685,127)	(28,883,172)	(27,414,035)	(3,755,707)
Operating (loss)/income	(6,040,509)	(4,479,207)	1,312,421	2,989,479	1,811,203	248,134
Total other expense, net	(943,368)	(1,532,781)	(1,346,197)	(956,878)	(959,524)	(131,455)
(Loss)/income before income taxes	(6,983,877)	(6,011,988)	(33,776)	2,032,601	851,679	116,679
Income tax expense	(23,276)	(96,545)	(84,000)	(80,047)	(61,090)	(8,369)
Net (loss)/income	(7,007,153)	(6,108,533)	(117,776)	1,952,554	790,589	108,310
Less: Net income attributed to non- controlling interests	31,208	61,051	18,436	27,085	26,530	3,634
Accretion of redeemable noncontrolling interests	(7,087)	(20,336)	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(7,045,448)	(6,189,920)	(136,212)	1,925,469	764,059	104,676
Net (loss)/income per Class A and Class B ordinary share(1)
Basic	(1.36)	(1.11)	(0.02)	0.29	0.11	0.02
Diluted	(1.36)	(1.11)	(0.02)	0.28	0.11	0.02
Net (loss)/income per ADS:
Basic	(9.52)	(7.77)	(0.16)	2.02	0.79	0.11
Diluted	(9.52)	(7.77)	(0.16)	1.98	0.79	0.11
Shares used in net (loss)/income per Class A and Class B ordinary share computation
Basic	5,176,180,057	5,570,736,706	5,988,021,425	6,675,522,809	6,729,974,821	6,729,974,821
Diluted	5,176,180,057	5,570,736,706	5,988,021,425	6,823,628,066	6,799,500,149	6,799,500,149

Notes:

(1)
Our ordinary shares are comprised of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. As holders of Class A and Class B ordinary shares have the same dividend rights and the same participation rights in our undistributed earnings, the basic and diluted (loss)/income per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.

(2)
Share-based compensation expenses were allocated in operating costs and expenses as follows:

	For the year ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Cost of revenues	201,970	173,263	147,045	133,160	121,048	16,584
Selling, general and administrative	851,416	718,377	425,209	314,788	273,330	37,446
Research and development	316,709	327,523	239,187	188,784	150,017	20,552
Total	1,370,095	1,219,163	811,441	636,732	544,395	74,582

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	10,915,282	2,997,212	7,097,938	4,434,525	3,529,679	483,564
Restricted cash	25,230	77,652	13,618	6,120	—	—
Short-term investments	3,358,174	1,348,255	818,265	941,738	941,610	129,000
Total current assets	22,290,424	11,524,117	13,785,635	12,635,229	9,527,236	1,305,226
Total assets	48,185,429	42,472,165	46,048,349	44,594,374	45,760,525	6,269,166
Total current liabilities(l)	24,854,578	22,476,470	28,130,018	22,341,534	21,477,333	2,942,382
Total liabilities(1)	38,741,131	36,799,052	39,704,910	32,409,459	32,386,761	4,436,968
Total mezzanine equity	108,629	397,385	—	—	—	—
Total shareholders’ equity(1)	9,335,669	5,275,728	6,343,439	12,184,915	13,373,764	1,832,198

Notes:

(1)
We adopted ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022, using a modified retrospective transition method. Following the adoption of ASU 2020-06, all of the proceeds received from the issuance of the existing notes have been recorded as a liability on the balance sheet in accordance with ASC 470-20. The difference between the principal amount of each of the existing notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the existing notes to its face value (i.e., 120% or 130% of the principal amount for the PAG Notes) on the respective put dates or maturity dates of the existing notes.

The following table presents our selected consolidated cash flows data for the years indicated.

	For the year ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash (used for)/provided by operating activities	(5,411,071)	(5,951,847)	(70,569)	3,351,600	2,110,057	289,075
Net cash provided by/(used for) investing activities	159,296	1,262,350	265,980	(1,739,515)	(2,444,870)	(334,945)
Net cash provided by/(used for) financing activities	9,373,906	(2,959,455)	4,468,863	(4,285,072)	(1,370,121)	(187,705)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(91,293)	(216,696)	122,418	92,039	14,657	2,008
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,030,838	(7,865,648)	4,786,692	(2,580,948)	(1,690,277)	(231,567)
Cash, cash equivalents and restricted cash at the beginning of the year	6,909,674	10,940,512	3,074,864	7,861,556	5,280,608	723,440
Cash, cash equivalents and restricted cash at the end of the year	10,940,512	3,074,864	7,861,556	5,280,608	3,590,331	491,873

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
•
“Variable interest entities and their subsidiaries” refer to the sum of Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment, iQIYI Yinhua and their respective subsidiaries;
•
“WFOEs” refer to Beijing QIYI Century, iQIYI New Media and Optical Era;
•
“Subsidiaries (other than WFOEs)” refer to the sum of our wholly-owned subsidiaries other than the WFOEs, which mainly include but not limited to Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd.

Selected Condensed Consolidating Statements of Comprehensive (Loss)/Income Information

	For the year ended December 31,
	2022						2023
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	26,966,013	6,069,870	4,889,426	(8,927,761)	28,997,548	—	29,783,468	6,028,092	6,014,245	(9,953,154)	31,872,651
Third-party revenues	—	26,781,187	6,305	2,210,056	—	28,997,548	—	29,432,773	7,002	2,432,876	—	31,872,651
Inter-Group revenues	—	184,826	6,063,565	2,679,370	(8,927,761)	—	—	350,695	6,021,090	3,581,369	(9,953,154)	—
Cost of revenues	—	(22,989,890)	(2,872,236)	(4,891,235)	8,434,046	(22,319,315)	—	(24,439,915)	(2,865,839)	(5,081,660)	9,284,922	(23,102,492)
Third-party cost of revenues	—	(15,746,144)	(2,841,980)	(3,731,191)	—	(22,319,315)	—	(16,776,185)	(2,827,757)	(3,498,550)	—	(23,102,492)
Inter-Group cost of revenues	—	(7,243,746)	(30,256)	(1,160,044)	8,434,046	—	—	(7,663,730)	(38,082)	(1,583,110)	9,284,922	—
Share of income of variable interest entities and their subsidiaries	329,881	—	—	—	(329,881)	—	880,832	—	—	—	(880,832)	—
Net (loss)/income	(136,212)	334,414	1,923,683	(2,217,799)	(21,862)	(117,776)	1,925,469	824,015	2,267,546	(776,119)	(2,288,357)	1,952,554

	For the year ended December 31, 2024
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	27,576,488	5,878,288	5,961,174	(10,190,712)	29,225,238
Third-party revenues	—	27,218,410	5,818	2,001,010	—	29,225,238
Inter-Group revenues	—	358,078	5,872,470	3,960,164	(10,190,712)	—
Cost of revenues	—	(22,834,288)	(3,778,591)	(4,808,115)	9,467,412	(21,953,582)
Third-party cost of revenues	—	(14,847,818)	(3,738,773)	(3,366,991)	—	(21,953,582)
Inter-Group cost of revenues	—	(7,986,470)	(39,818)	(1,441,124)	9,467,412	—
Share of income of variable interest entities and their subsidiaries	482,800	—	—	—	(482,800)	—
Net income/(loss)	764,059	492,482	1,133,373	(161,402)	(1,437,923)	790,589

Selected Condensed Consolidating Balance Sheets Information

	As of December 31,
	2023						2024
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	401,002	2,832,913	606,915	593,695	—	4,434,525	887,386	803,720	1,239,956	598,617	—	3,529,679
Short-term investments	—	333,191	608,547	—	—	941,738	—	738,561	203,049	—	—	941,610
Accounts receivable, net	—	2,061,497	798	106,747	—	2,169,042	—	2,117,491	3,189	70,498	—	2,191,178
Licensed copyrights, net	—	361,225	108,181	113,115	—	582,521	—	193,365	112,455	82,898	—	388,718
Prepayments and other assets	4,725	2,603,639	55,701	1,843,338	—	4,507,403	2,543	2,138,706	34,917	299,885	—	2,476,051
Total current assets	405,727	8,192,465	1,380,142	2,656,895	—	12,635,229	889,929	5,991,843	1,593,566	1,051,898	—	9,527,236
Non-current assets:
Fixed assets, net	—	600,586	228,678	34,549	—	863,813	—	607,502	150,191	120,289	—	877,982
Long-term investments	—	1,712,915	—	547,870	—	2,260,785	—	1,577,992	—	530,485	—	2,108,477
Investment in subsidiaries and contractual interests in VIEs	—	—	—	35,486	(35,486)	—	—	—	—	36,497	(36,497)	—
Licensed copyrights, net	—	1,951,329	2,758,685	2,256,494	—	6,966,508	—	1,656,880	3,141,940	2,131,233	—	6,930,053
Produced content, net	—	12,349,284	487,767	539,934	—	13,376,985	—	13,418,428	810,581	478,860	—	14,707,869
Operating lease assets	—	545,894	1,400	136,603	—	683,897	—	486,719	795	122,318	—	609,832
Goodwill	—	2,345,466	1,475,357	—	—	3,820,823	—	2,345,466	1,475,357	—	—	3,820,823
Others	—	745,107	334,591	2,906,636	—	3,986,334	—	1,156,455	992,676	5,029,122	—	7,178,253
Total non-current assets	—	20,250,581	5,286,478	6,457,572	(35,486)	31,959,145	—	21,249,442	6,571,540	8,448,804	(36,497)	36,233,289
Amounts due from the entities within our company(1)	22,653,118	—	1,118,471	—	(23,771,589)	—	21,082,424	—	2,938,540	—	(24,020,964)	—
Total assets	23,058,845	28,443,046	7,785,091	9,114,467	(23,807,075)	44,594,374	21,972,353	27,241,285	11,103,646	9,500,702	(24,057,461)	45,760,525
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	—	3,197,634	1,110,027	1,363,413	—	5,671,074	—	3,422,348	2,059,613	1,000,248	—	6,482,209
Customer advances and deferred revenue	—	4,234,384	2,848	135,976	—	4,373,208	—	4,212,168	681	190,837	—	4,403,686
Short-term loans	—	2,292,845	460,267	818,525	—	3,571,637	—	1,433,031	1,671,149	682,721	—	3,786,901
Convertible senior notes, current portion	2,802,442	—	—	—	—	2,802,442	242,460	—	—	—	—	242,460
Long-term loans, current portion	—	—	—	—	—	—	—	63,997	97,990	6,000	—	167,987
Operating lease liabilities, current portion	—	83,575	666	16,642	—	100,883	—	78,079	557	18,039	—	96,675
Accrued expenses and other liabilities	25,891	2,641,951	2,296,146	858,302	—	5,822,290	13,897	3,226,119	2,379,155	678,244	—	6,297,415
Total current liabilities	2,828,333	12,450,389	3,869,954	3,192,858	—	22,341,534	256,357	12,435,742	6,209,145	2,576,089	—	21,477,333
Non-current liabilities:											—
Long-term loans	—	—	97,990	—	—	97,990	—	935,455	—	101,380	—	1,036,835
Convertible senior notes	8,143,994	—	—	—	—	8,143,994	8,350,570	—	—	—	—	8,350,570
Operating lease liabilities	—	485,139	533	38,075	—	523,747	—	433,549	—	28,425	—	461,974
Other non-current liabilities	—	1,037,634	251,357	13,203	—	1,302,194	—	980,001	64,883	15,165	—	1,060,049
Total non-current liabilities	8,143,994	1,522,773	349,880	51,278	—	10,067,925	8,350,570	2,349,005	64,883	144,970	—	10,909,428
Amounts due to the entities within our company(1)	—	21,712,172	—	14,197,364	(35,909,536)	—	—	19,093,453	—	15,329,046	(34,422,499)	—
Total liabilities	10,972,327	35,685,334	4,219,834	17,441,500	(35,909,536)	32,409,459	8,606,927	33,878,200	6,274,028	18,050,105	(34,422,499)	32,386,761
Shareholders’ equity/(deficit):
Noncontrolling interests	—	63,497	—	34,900	—	98,397	—	(21,519)	—	29,857	—	8,338
Total iQIYI shareholders’ equity/(deficit)(2)	12,086,518	(7,305,785)	3,565,257	(8,361,933)	12,102,461	12,086,518	13,365,426	(6,615,396)	4,829,618	(8,579,260)	10,365,038	13,365,426
Total equity/(deficit)	12,086,518	(7,242,288)	3,565,257	(8,327,033)	12,102,461	12,184,915	13,365,426	(6,636,915)	4,829,618	(8,549,403)	10,365,038	13,373,764
Total liabilities and equity/(deficit)	23,058,845	28,443,046	7,785,091	9,114,467	(23,807,075)	44,594,374	21,972,353	27,241,285	11,103,646	9,500,702	(24,057,461)	45,760,525

Selected Condensed Consolidating Cash Flows Information

	For the year ended December 31,
	2022					2023							2024
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash (used for)/ provided by operating activities	(157,273)	275,422	(568,800)	380,082	—	(70,569)	(370,682)	831,956	1,139,307	1,751,019	—	3,351,600	(35,985)	(2,024,567)	6,430,650	(2,073,826)	(186,215)	2,110,057
Net cash (used for) /provided by investing activities(3)	(2,462,807)	547,231	178,562	217,612	1,785,382	265,980	238,001	251,794	(311,464)	(1,679,845)	(238,001)	(1,739,515)	3,384,507	(466,579)	316,790	(2,395,081)	(3,284,507)	(2,444,870)
Net cash provided by /(used for) financing activities(3)	5,307,603	79,733	385,439	481,470	(1,785,382)	4,468,863	(3,859,442)	(141,212)	(277,881)	(244,538)	238,001	(4,285,072)	(2,873,166)	461,953	(6,114,399)	3,684,769	3,470,722	(1,370,121)

Notes:

(1)
Represents the elimination of intercompany balances among iQIYI, Inc., WFOEs, our subsidiaries other than WFOEs, and the variable interest entities and their subsidiaries. The short-term loans and long-term loans provided to the variable interest entities and their subsidiaries were RMB7,000.0 million and RMB1,419.4 million, respectively, as of December 31, 2023, and RMB8,459.9 million (US$1,159.0 million) and nil, respectively, as of December 31, 2024.
(2)
The loans provided to the nominee shareholders were RMB177.0 million and RMB277.0 million (US$37.9 million) as of December 31, 2023 and 2024, respectively, which will mature since 2027. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.
(3)
For the years ended December 31, 2022, 2023 and 2024, the variable interest entities did not receive any loans from or repay any loans to iQIYI, Inc. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between iQIYI, Inc. and variable interest entities or their subsidiaries. For the years ended December 31, 2022, 2023 and 2024, subsidiaries provided capital contributions of nil, nil and RMB100.0 million (US$13.7 million) to the variable interest entities. For the years ended December 31, 2022, 2023 and 2024, no assets other than the above cash transactions were transferred between subsidiaries and the variable interest entities.

A.
[RESERVED]
B.
CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.
REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.
RISK FACTORS

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in mainland China are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

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
•
If we fail to retain existing or attract new advertising customers to advertise on our platform, or fail to maintain and increase their wallet share of advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected.
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

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century and Beijing iQIYI Interactive Technology Co., Ltd. and (ii) the variable interest entities with which we have maintained contractual arrangements, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 44.
•
We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” on page 46.
•
Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 46.

Risks Related to Our Relationship with Baidu

•
We have limited experience operating as a stand-alone public company.
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

Risks Related to Doing Business in Mainland China

•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment” on page 48.
•
The filings, approval or other administration requirements of the CSRC or other PRC government authorities may be required for any future securities offerings and listings outside of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing” on page 49.

•
Our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in mainland China generally. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 50.
•
Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us. Substantially all of our operations are located in mainland China. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or an entity in mainland China, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the PRC government to transfer cash or assets. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us” on page 50.
•
Due to the nature of our industry, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 50.
•
Our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” on page 51.
•
Any funds we transfer to our mainland China subsidiaries are subject to approval by or registration or filing with governmental authorities in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We are subject to PRC laws and regulations governing loans to and direct investment in mainland China entities by offshore holding companies and currency conversion, which may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 52.

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

We incurred net losses from our inception until 2022, before recording a net income of RMB1,952.6 million in 2023 and RMB790.6 million (US$108.3 million) in 2024. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. In addition, our users’ willingness to pay and subscribe to our content depends on the quality and breadth of our content offerings and availability of alternative entertainment content offerings. Producing high-quality, popular original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. As a result, we may not be able to recover our content costs or achieve a satisfactory return on investment, and our business and results of operations may be negatively affected. The market prices for professionally produced content, especially popular TV series and movies, have increased significantly in mainland China during the past few years. The production and procurement of content have historically accounted for the majority of our cost of revenues. In 2022, 2023 and 2024, we incurred RMB22.3 billion, RMB23.1 billion and RMB22.0 billion (US$3.0 billion) in cost of revenues, respectively. Our cost of revenues may increase in the foreseeable future as we are committed to enhancing and diversifying our content offerings and to supporting our overseas expansion. If we cannot successfully realize satisfactory returns on our content investment and generate sufficient revenues, our financial condition and results of operations may be materially and adversely affected. We may again incur net losses in the future as a result of our continued investments in content and technology. We may also incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and in the event of our inability to respond to these changes in a timely and effective manner.

If we fail to anticipate user preferences and provide high-quality content, especially popular original content, in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to engage users on our platform. The quality and breadth of our content offerings may not always meet our expectations. To attract and retain users and compete against our competitors, we need to continue to produce new original content and source new professionally produced or other video content in a cost-effective manner. Given that we operate in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we are unable to offer popular original content that meets user tastes and preferences, we may suffer from reduced user traffic, and our business, financial condition and results of operations may be materially and adversely affected.

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

We generate a substantial part of our revenues from online advertising. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use technologies to block the display of our advertising customers’ advertisements on our platform, enabling our members to skip viewing them, which may in turn cause us to lose advertising customers and adversely affect our results of operations. If our advertising customers determine that their marketing expenditures on internet video streaming platforms do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as search engines, news aggregation platforms, short-form video platforms, e-commerce platforms and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers, or maintain their level of budget allocated to us, or attract new advertising customers to our platform may materially and adversely affect our financial conditions and results of operations. Our online advertising revenue has fluctuated significantly, with a decrease of 24.6% in 2022, an increase of 16.7% in 2023, and a subsequent decrease of 8.2% in 2024. The decline in our online advertising revenue in 2022 primarily resulted from tightened advertising budget of advertisers, intensified competition in the advertising industry, as well as heightened regulatory scrutiny in mainland China. The growth in our online advertising revenue in 2023 was primarily driven by our newly introduced performance-based advertising offering. The decline in our online advertising revenue in 2024 was primarily due to the decrease in the brand advertising business, partially offset by the growth of performance-based advertising business. Our relatively brief history in this offering introduces uncertainties. The dynamic nature of the digital advertising sector, alongside the possibility of changing advertiser demands or regulatory adjustments impacting performance advertising, could affect our growth potential in the performance-based advertising offering. We cannot assure you that our online advertising business will not experience growth deceleration or witness declines again in the future.

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

The PRC Cybersecurity Law, which took effect in June 2017, created China’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures. In addition, numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security, Censorship and Privacy Protection” for details. These laws and regulations are subject to change and interpretation, posing challenges for compliance.

The Regulations on Security Protection of Critical Information Infrastructure, effective September 1, 2021, define critical information infrastructure and its operators that must adhere to specific security requirements. The Measures for Cybersecurity Review, promulgated in April 2020 and revised in February 2022, provide that critical information infrastructure operators are required to pass a cybersecurity review when purchasing network products and services that do or may affect national security. The Regulations on the Administration of Cyber Data Security, issued by the CAC and effective as of January 1, 2025, impose additional cybersecurity review requirements for data processors, especially those involving national security concerns. However, as such laws, regulations and rules are relatively new, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time, and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we fail to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app, including mobile and smart TV apps, from app stores, among other sanctions, which could materially and adversely affect our business and results of operations.

The PRC Personal Information Protection Law, effective since November 2021, sets stringent rules for processing personal and sensitive information, which significantly affects our data handling practices. Some information we collect, such as location and mobile numbers, may be deemed to be sensitive personal information under the PRC Personal Information Protection Law. As the interpretation and implementation of the PRC Personal Information Protection Law shall be determined in accordance with the laws and regulations in force at the time, we cannot assure you that we will be able to comply with the PRC Personal Information Protection Law in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties under the PRC Personal Information Protection Law, which may have material adverse effect on our business, operations and financial condition.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. Based on the facts that, (i) the Measures for Cybersecurity Review and the Regulations on the Administration of Cyber Data Security were newly adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC. However, as advised by our PRC counsel, as such laws, regulations and rules were still relatively new, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, effective September 1, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security, Censorship and Privacy Protection” for details.

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

As we gradually expand into overseas markets, we may be subject to laws and regulations of other countries regarding cybersecurity, information security, privacy and data protection. We strive to comply with local laws and regulations in markets where we have operations. For example, the General Data Protection Regulation of the European Union imposes obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The regulation also requires companies to submit personal data breach notifications to designated European privacy regulator in each country they have business operations, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. South Korea, Japan, Singapore, Thailand, Malaysia, Vietnam, Indonesia, and several other countries have passed, are considering, or have strengthened their cybersecurity and data protection laws, which regulate the obtaining, processing, handling, and transferring of personal data. These regulations have increased—and may continue to increase—the cost and complexity of delivering our services as we enter or expand our operations in these markets. In addition, wherever we operate, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Our launch of new products or services or other actions that we may take may also subject us to additional laws, regulations, or other government scrutiny. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations, content acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, we have financed our operations primarily with net cash generated from financing activities such as placements of shares, convertible senior notes, bank loans, and the proceeds from our initial public offering and follow-on offering of our securities. In order to implement our growth strategies, we will incur additional capital in the future to cover, among other things, costs to produce and license content. We may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations.”

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

We maintain a considerable level of indebtedness to finance our operations and business expansion. As of December 31, 2024, our total consolidated indebtedness, including short-term and long-term loans and net carrying amount of the existing notes, was RMB13,584.8 million (US$1,861.1 million).

As of December 31, 2024, our indebtedness primarily related to the following outstanding convertible senior notes:

(i)
US$1.2 billion aggregate principal amount of convertible senior notes due 2025, or the 2025 Notes, that we issued in March 2019. The 2025 Notes bear interest at a rate of 2.00% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025, unless repurchased, redeemed, or converted in accordance with their terms prior to maturity. In April 2023, we completed the repurchase right offer for the 2025 Notes, pursuant to which US$1,197.6 million aggregate principal amount of the 2025 Notes were validly surrendered and repurchased. As of December 31, 2024, US$2.4 million principal amount of the 2025 Notes remained outstanding.
(ii)
US$900 million aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes, that we issued in December 2020 and January 2021. The 2026 Notes bear interest at a rate of 4.00% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed, or converted in accordance with their terms prior to maturity. In 2023, we entered into separate individually and privately negotiated agreements with certain holders of the 2026 Notes, pursuant to which we repurchased US$504.4 million principal amount of the 2026 Notes for cash. In August 2024, we completed the repurchase right offer for the 2026 Notes, pursuant to which US$395.5 million aggregate principal amount of the 2026 Notes were validly surrendered and repurchased. As of December 31, 2024, US$0.1 million principal amount of the 2026 Notes remained outstanding.
(iii)
US$500 million convertible senior notes due January 2028 to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates, collectively referred to as PAG in this annual report, that we issued in December 2022. In February 2023, we issued to PAG an additional US$50 million principal amount of the notes upon its exercise to subscribe for additional notes in full. As a result, the aggregate principal amount of convertible senior notes due January 2028 issued to PAG, which we refer to as the PAG Notes, reached US$550 million. The PAG Notes are secured by certain collateral arrangements. The PAG Notes bear an interest rate of 6% per annum and will mature on January 1, 2028. Holders of the PAG Notes may also have the right to require us to repurchase their notes in the event of certain fundamental changes or events of default. On the maturity date, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself. As of December 31, 2024, US$550.0 million principal amount of the PAG Notes remained outstanding.

(iv)
US$600 million aggregate principal amount of convertible senior notes due 2028, or the 2028 Notes, that we issued in March 2023. The 2028 Notes bear interest at a rate of 6.50% per year, payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028, unless repurchased, redeemed, or converted in accordance with their terms prior to maturity. In 2023 and 2024, we entered into separate individually and privately negotiated agreements with certain holders of the 2028 Notes, pursuant to which we repurchased US$34.4 million principal amount in aggregate of the 2028 Notes for cash. As of December 31, 2024, US$565.6 million principal amount of the 2028 Notes remained outstanding.

After December 31, 2024, we issued US$350 million aggregate principal amount of convertible senior notes due 2030, or the 2030 Notes, in February 2025. The 2030 Notes bear interest at a rate of 4.625% per year, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2025. The 2030 Notes will mature on March 15, 2030, unless repurchased, redeemed, or converted in accordance with their terms prior to maturity. Concurrently with and shortly after the offering of the 2030 Notes, we entered into separate individually and privately negotiated agreements with certain holders of our existing convertible senior notes to repurchase approximately US$300 million principal amount of such notes for cash. As a result, as of the date of this annual report, the outstanding principal amounts are US$2.4 million for the 2025 Notes, US$0.1 million for the 2026 Notes, US$522.5 million for the PAG Notes, and US$293.1 million for the 2028 Notes.

The 2025 Notes, 2026 Notes, 2028 Notes and 2030 Notes are senior, unsecured obligations of our company. Holders of the 2028 Notes may require us to repurchase all or part of their notes in cash on March 16, 2026, and holders of the 2030 Notes may require us to repurchase all or a portion of the 2030 Notes for cash on March 15, 2028. In addition, holders of any of the 2025 Notes, 2026 Notes, 2028 Notes and 2030 Notes may also demand repurchase in the event of certain fundamental changes, as defined in the indenture governing these notes.

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

In addition, we may from time to time incur additional indebtedness and other liabilities in the future. Our current and future debt may also require us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to generate sufficient cash from our operations or find alternative funding sources to satisfy our outstanding and future debt obligations and other liabilities will depend upon our future operating and financial performance, economic conditions and other factors, many of which are beyond our control. There is no assurance that we will be able to generate sufficient cash flows or obtain additional funding to service our debt obligations. As of December 31, 2024, our total consolidated indebtedness, including short-term and long-term loans and net carrying amount of the existing notes, was RMB13,584.8 million (US$1,861.1 million), including US$2.4 million principal amount of the 2025 Notes, US$0.1 million principal amount of the 2026 Notes, US$550.0 million principal amount of the PAG Notes, and US$565.6 million principal amount of the 2028 Notes. As of the same date, the variable interest entities and their subsidiaries had RMB33,878.2 million (US$4,641.3 million) of total liabilities (including amounts due to us and our subsidiaries that are eliminated in our consolidated financial statements) to which the notes would have been structurally subordinated. Prior to 2022, our operating costs and expenses exceeded our total revenues. We have only been able to generate operating income since 2022, and we have only been able to generate positive operating cash flows since the second quarter of 2022. Any deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness. If we foresee we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as significantly reducing or delaying our investment in content and technologies, selling assets, restructuring or refinancing our indebtedness, and, in the event of defaults, our lenders and other creditors could, among other things, declare outstanding amounts due and payable and take actions to enforce us to repay our debts. We may have to renegotiate, repay or refinance these obligations, and may not have sufficient funds available to repay them. These may materially and adversely impact our liquidity, business, financial condition and results of operations.

We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of changes in our funding position and operating assets and liabilities, we had a working capital deficit (defined as total current assets deducted by total current liabilities) of RMB12.0 billion (US$1.6 billion) as of December 31, 2024.

Under the terms of our 2028 Notes, holders may require us to repurchase all or part of their notes in cash on March 16, 2026. Under the terms of our 2030 Notes, holders may require us to repurchase all or a portion of the 2030 Notes for cash on March 15, 2028. In addition, holders of the 2025 Notes, 2026 Notes, 2028 Notes and 2030 Notes may demand repurchase in the event of certain fundamental changes, as defined in the indenture governing these notes; and if an event of default occurs, the trustee or holders of at least 25% of the aggregate principal amount of these notes may declare the entire principal amount, along with any accrued and unpaid interest, to be immediately due and payable, subject to certain exceptions and conditions outlined in the indenture. Holders of the PAG Notes may also have the right to require us to repurchase their notes in the event of certain fundamental changes or events of default. These repurchase obligations under the terms of our notes or the occurrence of any fundamental changes or event of default, as the case may be, may impact our future working capital position. For actions that we plan to take in order to manage our working capital, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to prudently manage our working capital, or raise additional equity or debt financing on terms that are acceptable to us. Our failure to properly manage our working capital as planned and when necessary could materially and adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

Starting in April 2020, we and certain of our current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-01830 (U.S. District Court for the Eastern District of New York). In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794 (U.S. District Court for the Eastern District of New York), the court terminated the motion to dismiss without prejudice and ordered motion-to-dismiss briefing for the two cases under a new coordinated briefing schedule. On September 30, 2024, the court granted defendants’ motion to dismiss in its entirety with prejudice, and the matter is now closed.

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

We were subject to a total of 1,241 lawsuits in mainland China for alleged copyright infringement between January 1, 2022 and December 31, 2024, in connection with our platform. Approximately 83.2% of the lawsuits filed from January 1, 2022 through December 31, 2024 in connection with the iQIYI platform were rejected by the PRC courts, withdrawn by the plaintiffs, or settled by the parties. As of December 31, 2024, a total of 103 lawsuits against us in connection with our platform were pending in mainland China, with the aggregate amount of damages sought under these pending cases being RMB223.9 million (US$30.7 million).

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

In addition, some entities may use our brand without authorization to promote their products or services, which are ultimately beyond our direct control. If these products or services fail to meet user expectations, generate negative publicity, or encounter operational or legal issues, our brand reputation may be harmed.

Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.

We began to expand our overseas business operations in late 2019. We have launched our multilingual iQIYI app, which currently supports approximately ten languages and can be downloaded globally from major app stores. We also cooperate with local partners to promote our app and expand our user base. Our overseas expansion may not be successful and may expose us to a number of risks inherent in doing business internationally, including:

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
•
difficulties and costs relating to compliance with compliance with applicable foreign laws and regulations, as well as unexpected changes in such laws and regulations, which may include laws aimed at protecting youth online and emerging regulatory trends at heightened scrutiny of multi-jurisdictional video platforms;

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

One or more of these factors could harm our overseas operations and consequently, could harm our overall business, financial condition and results of operations. In particular, we are subject to PRC law in addition to the laws of the foreign countries and regions in which we operate. If any of our overseas investments or operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results. In addition, the regulatory framework for online video content or other services we provide is still developing and remains uncertain in certain countries where we are exploring overseas operations. As we continue to expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business model to local market conditions.

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

We launched our platform and internet video streaming services in 2010. Due to our limited operating history, our historical growth rate may not be indicative of our future performance. We cannot assure you that our business will grow or continue to grow in the future. In addition, we may in the future introduce new services or significantly expand our existing services, including those that currently are of relatively small scale or with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users and customers, our business and operating results may suffer as a result. We cannot assure you that we will be able to recoup our investments in introducing these new services or enhancing existing smaller business lines, and we may experience significant loss and impairment of asset value due to such efforts. Furthermore, as a technology-based entertainment company, we frequently introduce innovative products and services to our users and advertising customers in order to capture new market opportunities. However, we cannot assure you that our products and services will be well received by our users and advertising customers. In addition, it is possible that our users and advertising customers may find our products and services objectionable. If our existing or new products and services are not well received by our users and customers, we may suffer damages to our brand image and may not be able to maintain or expand our user and customer base, which in turn may have a material and adverse effect on our business, financial condition and results of operations. You should consider our prospects in light of the risks and uncertainties fast-growing companies with limited operating histories in a fast-evolving industry may encounter.

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

In addition, as our business evolves, the metrics reflecting our performance and priorities may change. Accordingly, we have ceased or may continue to cease disclosing certain metrics, revise definitions, or introduce new ones to provide more relevant insights. While these changes aim to align our disclosures with business developments and overall performance, they may make it harder for investors to assess our performance. If investors perceive our disclosures as inconsistent or unclear, it could hinder their understanding of our business developments or overall performance and potentially increase volatility or lower our ADSs’ trading price.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is evolving. We currently generate a substantial majority of our revenues from a combination of membership services and online advertising. We plan to strengthen revenue contribution from our other monetization methods, such as content distribution and IP franchising. We have no proven track record of or experience in generating substantial revenues from other monetization methods. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, or if we fail to retain and attract our sublicensing customers, or fail to develop and provide other entertainment formats as we expected, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or content partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

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

New laws and regulations may be adopted from time to time to prohibit or restrict internet platforms from distribution of certain types of videos and information. For example, on September 2, 2021, the National Radio and Television Administration (previously known as the State Administration of Press Publication, Radio, Film and Television) issued the Circular of the General Office of the National Radio and Television Administration on Further Strengthening the Management of Cultural Programs and Their Personnel, pursuant to which online audio-video platforms shall not broadcast idol training shows, as well as variety entertainment shows and reality shows participated by celebrities’ children. In addition, as we have recently focused on strategically developing more mini- and short-dramas, we have become subject to additional laws and regulations governing this content and may face new legal and regulatory requirements in the future. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned programs or platforms, delay of content air time and reputational harm. In addition, these laws and regulations are subject to interpretation by the government authorities, which may change in a manner that could render our current content moderation efforts insufficient. As a result, it may not be possible to determine in all cases the types of content that could cause us to be held liable as an internet content provider. Furthermore, as we continue to diversify our content offerings, we are subject to increased uncertainties and extended period of time needed for the review of our content. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Content Providers,” “—Regulations on Internet Audio-video Program Services” and “—Regulations on Internet Information Security, Censorship and Privacy Protection.”

Internet platform operators may also be held liable for the content displayed on or linked to its platform that is subject to certain restrictions. In addition to professionally produced content, we allow our users to upload other video content, such as internet movies, internet drama series, interactive videos, vertical or horizontal videos, short-form videos, micro-videos, and video blogs, among others. Our business partners, on the other hand, can upload or display their video content, such as livestreaming content or sport content, on our platform. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content uploaded, we may not be able to identify all videos or other content that may be illegal or otherwise objectionable. In addition, we may not be able to always keep these internal procedures abreast of changes in mainland China government’s requirements for content display. See “Item 4. Information on the Company—B. Business Overview—Content Moderation” for more details relating to our content moderation procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may subject us to liability, government sanctions or loss of licenses and permits.

To the extent that PRC regulatory authorities, such as the CAC, find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In the past, we have from time to time received oral and written notices from the PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. The National Radio and Television Administration publishes from time to time lists of content that is objectionable, and we monitor content uploaded on to our platform and remove those referenced in the list. In addition, regulatory authorities may impose penalties on us for content displayed on or linked to our platform in cases of material violations or lacking proper license, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find the video and other content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our users.

Our business is significantly impacted by the reputation of artists featured in videos produced for our platform or presented on it.

Audience are drawn to videos we presented based on factors such as the artists reputation and popularity, the content themes and the overall production value of the videos. Any negative news about these artists, such as inappropriate conduct in their private life, scandals or criminal allegations, will pose a negative impact on the videos or TV series featuring these artists. Negative publicity of or media coverage about our artists or the content we provide will cause a negative impact on the image of the artists and ourselves, which could have a negative impact on our brand image in the online entertainment industry and our relationships with the agencies we work with. In addition, we may need to postpone the release of, reshoot, revise, edit or remove our content to reduce the negative impact caused by such artists, which will adversely affect our business, financial condition and results of operations.

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

In addition, as we leverage AI technology on video content creation, purchase, production, tagging, distribution, monetization and customer service, we face risks and challenges relating to AI-generated content. For example, the use of AI in our video content offerings could expose us to risks if the technology does not perform as anticipated, leading to inaccuracies in content curation, personalization or distribution. This could affect the quality of service we provide, potentially damaging our brand and reputation. AI-generated content may involve complex intellectual property issues. However, the laws and regulations in mainland China are still evolving and are subject to further interpretation and implementation. While we strive to comply with current legal standards, future regulatory changes could impose additional compliance burdens, and failure to adhere to these regulations may result in penalties. In addition, the ethical implications of AI in the context of video services, such as concerns over human rights, privacy, and the impact on employment, pose potential risks. Offering AI-driven features or content that provokes public or regulatory scrutiny over these issues could lead to reputational damage or legal liabilities. Furthermore, the automation of content selection and distribution could inadvertently propagate biased or inappropriate content, risking regulatory penalties, reputational damage, and potential loss of user trust. These risks are compounded by the rapid pace of AI technology evolution, making it challenging to consistently ensure content’s compliance and appropriateness.

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

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Our operating results tend to be seasonal. For instance, our content distribution revenue may fluctuate significantly from quarter to quarter as a result of the varying availability of popular content titles for distribution and adjustments to our market strategies. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

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

All films and television shows in mainland China, whether produced in mainland China or overseas, must be pre-approved by the National Radio and Television Administration and the State Film Bureau, and distributors of these films and television shows must obtain an applicable permit before releasing them. In addition, online games are also subject to approval by the National Press and Publication Administration.

In terms of licensed third-party content published or online games we distribute, we obtain and rely on written representations from content providers and third-party operators regarding the National Radio and Television Administration, the State Film Bureau, the National Press and Publication Administration and other approval and filing status of these content and online games, and, to a lesser extent, require content providers and third-party operators to produce evidence demonstrating that they and the licensed content or the online games have received all requisite permits and approvals. We also import some foreign TV dramas and films and apply for the permits for and register such contents with the competent authorities by ourselves. However, we cannot assure you that our monitoring procedures with respect to licensed content and online games are fully adequate, and we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by the National Radio and Television Administration, the State Film Bureau or the National Radio and Television Administration due to violations of the approval and permit requirements and for the foreign TV dramas and movies we imported, we cannot assure you that we will be able to obtain the permits for or register such contents with the competent authorities in a timely manner or at all. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video, online games or other content on our platform or our reputation. Although we have internal content moderation procedures in place to review our procured content, we face risks of termination or revocation of permits and approvals, contractual misrepresentations and failure to honor representations or indemnify us against any claims or costs by content providers.

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

We may also incur impairment charges to earnings for investments and acquired businesses and assets. For example, we recorded impairment losses in the amount of RMB841.5 million, RMB336.2 million and RMB192.6 million (US$26.4 million) for the years ended December 31, 2022, 2023 and 2024, respectively. We may continue to record impairment losses in the future. Our determination on whether assets are impaired is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, the carrying amount of the assets may exceed our recoverable amount, and our assets may be impaired. As a result, we may be required to significantly write-off our assets and record a significant impairment loss. Even though these charges may be non-cash items and would not have an immediate impact on our liquidity, the fact that we may report charges of this nature could contribute to negative market perceptions of us or our securities. Accordingly, any of our shareholders and beneficial owners of the ADSs could suffer a reduction in the value of their investment. We cannot guarantee that we will not record greater impairment losses in the future. If we suffer from significant impairment losses, our business, financial condition and results of operations could be materially and adversely affected.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. Even before the outbreak of COVID-19, global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue, and the Chinese population began to decline in 2022. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs, as well as sanctions and anti-sanction actions implemented by both sides. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or mainland China economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We have adopted the share incentive plans to provide incentive to our directors, employees and consultants. As of February 28, 2025, options to purchase a total of 326,630,018 ordinary shares were outstanding under our 2010 Equity Incentive Plan and options to purchase a total of 248,192,217 ordinary shares were outstanding under our 2021 Share Incentive Plan.

For the years ended December 31, 2022, 2023 and 2024, we recorded RMB811.4 million, RMB636.7 million and RMB544.4 million (US$74.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in various jurisdictions may be subject to significant changes that could impair our financial results. Various jurisdictions around the world have enacted or are considering enacting digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes applicable to highly-digitalized businesses. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including, Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and implementations, and there is no guarantee that these changes will not affect our financial results.

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which became effective on July 1, 2024 and superseded the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in mainland China. On July 1, 2024, the State Administration for Market Regulation, or the SAMR, issued the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Corporate Governance” for details. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our subsidiaries or to provide financial support to the nominee shareholders of the variable interest entities within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law. We will closely monitor the legislative developments related to the amended PRC Company Law and its implementation measures, such that we can assess the possible impact on us in a timely manner.

We have limited business insurance coverage.

Insurance companies in mainland China offer limited business insurance products. We maintain, and require our subcontractors to maintain, standard film production insurance. However, aside from this, we do not have business liability or disruption insurance coverage for our operations in mainland China. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

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

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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
•
Sale of shares in our company. Baidu may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.

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

As of February 28, 2025, Baidu held approximately 45.2% of our total issued and outstanding ordinary shares, representing 89.2% of our total voting power. Baidu has advised us that it does not anticipate disposing of its voting control in us in the near future. Baidu’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online game services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multi-party communication, store-and-forward, and call center).

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

Our holding company in the Cayman Islands, the variable interest entities, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, the business, financial condition, and results of operations of the variable interest entities and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the variable interest entities which contributed 93% of our revenues in 2024. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in online video and other foreign-restricted services, or if the PRC government otherwise finds that we, the variable interest entities, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the PRC regulatory authorities, including the MIIT, the National Radio and Television Administration, the State Film Bureau, the National Press and Publication Administration, the Ministry of Culture and the Ministry of Commerce, would have discretion in dealing with such violations or failures, including, without limitation:

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

In addition, in September 2009, the General Administration of Press and Publication together with several other government agencies issued a notice, known as Circular 13, prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in mainland China. Circular 13 expressly prohibits foreign investors from exercising control or participating in PRC operating companies’ online game operations indirectly, such as through other joint venture companies or contractual or technical arrangements. Other government agencies that also had the authority to regulate online game operations in mainland China when Circular 13 was issued, such as the Ministry of Culture and the MIIT, did not join the General Administration of Press and Publication in issuing Circular 13. The General Administration of Press and Publication was replaced by the State Administration of Press Publication, Radio, Film and Television and later by the National Press and Publication Administration. To date, none of the General Administration of Press and Publication, the State Administration of Press Publication, Radio, Film and Television and the National Press and Publication Administration has issued any interpretation of Circular 13. Due to the ambiguity among various regulations on online games and a lack of interpretations from the PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, the contractual arrangements may be challenged by the National Press and Publication Administration or other governmental authorities. If we were found to be in violation of Circular 13 to operate our mobile game business, the National Press and Publication Administration, in conjunction with the regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the licenses and registrations. If we were found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and Circular 13, the regulatory authorities would have discretion in dealing with such violations.

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

In October 2024, Yangshipin Integrated Media Development Co., Ltd. completed its investment of approximately RMB0.3 million in Beijing iQIYI to acquire 1% of Beijing iQIYI’s enlarged registered capital. Yangshipin Integrated Media Development Co., Ltd. is not a party to the contractual arrangements currently in effect among Beijing iQIYI, Beijing QIYI Century, and other shareholders of Beijing iQIYI. Therefore, we are unable to mandatorily purchase, or have Yangshipin Integrated Media Development Co., Ltd. pledge, the 1% equity interests in Beijing iQIYI in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of the voting rights of the 1% equity interests. We believe iQIYI, Inc. still controls and is the primary beneficiary of Beijing iQIYI for accounting purposes, as it continues to have a controlling financial interest in Beijing iQIYI pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

The shareholders of the variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause the variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and the variable interest entities, which would have a material and adverse effect on our ability to effectively direct the business operations of the variable interest entities and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. In particular, Mr. Ning Ya (who holds 50% of the equity interest in iQIYI Pictures) and Mr. Xiaohua Geng (who holds 50% of the equity interest in Shanghai iQIYI and 99% in Beijing iQIYI) are not our directors or executive officers. As a result, we cannot assure you that their interests will align with ours. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 12, 2019, effective from January 1, 2020, to replace the trio of laws previously regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, its interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in Mainland China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear and uncertain. If the CSRC approval is required for any of our offshore listings and capital raising activities, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore listings and capital raising activities if such approval is required, or a rescission of such CSRC approval we obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises (CSRC Announcement [2022] No. 43), or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system is applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirements within three business days after the completion of such offering or listing. In addition, according to the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

In addition, according to the Special Administrative Measures for Market Access of Foreign Investment (2024), or the 2024 Negative List, promulgated by the Ministry of Commerce and the NDRC and took effect on November 1, 2024, domestic enterprises engaged in activities in any field prohibited from foreign investment under the 2024 Negative List shall be subject to review and approval by the authorities when listing and trading overseas. Furthermore, the Enterprise Mid- and Long-Term Foreign Debt Registration Administrative Measures, effective February 10, 2023, established a foreign debt approval registration system that replaced the foreign debt filing registration system under the NDRC Circular on Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt. As a result, a new foreign debt approval registration system that replaced the foreign debt filing registration system under the NDRC Circular on Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt. We obtained a certificate for the registration of issuances of foreign debt under the new NDRC Measures in January 2025. However, as the Enterprise Mid- and Long-Term Foreign Debt Registration Administrative Measure is recently promulgated, its interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. There is no assurance that we can register future foreign debt offerings or accomplish the required filings or other regulatory procedures in a timely manner, or at all.

If we cannot obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, it may negatively impact our ability to further raise capital from the market or pursue restructuring or refinancing of our indebtedness. We may also face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price and listing status of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

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

Since 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. This circular may constrain our mainland China subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Any funds we transfer to our mainland China subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with governmental authorities in mainland China. According to the PRC regulations on foreign-invested enterprises in mainland China, capital contributions to our mainland China subsidiaries are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our mainland China subsidiaries and the variable interest entities is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and (b) each of our mainland China subsidiaries and the variable interest entities may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits (as defined below). See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” Any loan to be provided by our company to our mainland China subsidiaries, variable interest entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by our company to our mainland China subsidiaries and the variable interest entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our mainland China operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our mainland China subsidiaries. This is because there is no statutory limit on the amount of registered capital for our mainland China subsidiaries, and we are allowed to make capital contributions to our mainland China subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the mainland China subsidiaries complete the filing and registration procedures. With respect to loans to the mainland China subsidiaries by our company, (i) if the mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our mainland China subsidiaries under this circumstance because we can increase the registered capital of our mainland China subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the mainland China subsidiaries adopt the foreign exchange administration mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the mainland China subsidiary, known as the Risk-Weighted Approach and the Net Asset Limits. According to PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries. Currently, our mainland China subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our mainland China subsidiaries are no longer able to choose the Current Foreign Debt Mechanism, our ability to provide loans to our mainland China subsidiaries or the variable interest entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

Furthermore, cash transfers from our mainland China subsidiaries and the variable interest entities to entities outside of mainland China are subject to PRC government controls on currency conversion. On April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE further promulgated SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of SAFE Circular 19. SAFE Circular 16 and SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit foreign-invested enterprises from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our mainland China subsidiaries. In addition, remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China. SAFE Circular 19, SAFE Circular 16 and other rules and regulations may significantly limit our ability to transfer to and use in mainland China any foreign currency, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For instance, the Renminbi generally depreciated against the U.S. dollar in 2024. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in mainland China and by China’s foreign exchange policies. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles.

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

The difficulty of cross-border supervision and administration is common in many territories, including mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PRC Personal Information Protection Law provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

If we were to become subject to the U.S. Department of the Treasury’s final rule on outbound investment in the future, our ability to raise capital from U.S. persons could be restricted.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, referred to as the Final Rule, to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. It imposes investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China (including Hong Kong and Macau) that are engaged in certain activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as the Covered Foreign Persons. U.S. persons subject to the Final Rule are in some instances prohibited altogether from making, and in other instances required to report, certain investments in the Covered Foreign Persons.

We believe we are not a “Covered Foreign Person” as defined in the Final Rule. However, if we were deemed to be a Covered Foreign Person in the future due to changes in our business operations or amendments to relevant laws and regulations or the interpretation thereof, at which time restrictions on U.S. persons (as defined under the Final Rule) could significantly and negatively affect our ability to raise capital, in which case the trading price of our ADSs may be materially and adversely affected.

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile regardless of our operating performance.

Since our ADSs became listed on the Nasdaq Global Select Market on March 29, 2018, the trading price of our ADSs has fluctuated significantly. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

We had historically been, and may in the future be, the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our ADSs could be greatly diminished.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, Baidu, holder of our Class B ordinary shares, held approximately 45.2% of our total issued and outstanding ordinary shares and 89.2% of the voting power of our outstanding shares as of February 28, 2025. Therefore, Baidu has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a) (3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Weijian Shan and Mr. Fei Qi, who are non-voting members of our audit committee, are not independent directors as defined under Nasdaq Rule 5605(a)(2). In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2024. Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval the amendment to our 2021 Plan. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, as a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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

Based on the market price of our ADSs, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2024, and do not presently expect to be a PFIC for the 2025 taxable year or the foreseeable future. However, PFIC status is a fact-intensive determination that generally cannot be determined until after the close of the taxable year in question, and is based on that year’s composition of income and assets (which could change significantly during the course of a taxable year). Fluctuations in the market price of our ADSs, for instance, may cause us to become a PFIC for the current or subsequent taxable years because the value of certain of our assets, for the purpose of the asset test, is generally determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of the variable interest entities for U.S. tax purposes. Accordingly, no assurance can be given regarding our PFIC status for the current or any taxable year.

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

Certain provisions of our outstanding convertible senior notes could make it more difficult or more expensive for a third-party to acquire us. The indentures for the 2025 Notes, 2026 Notes, 2028 Notes and 2030 Notes define a “fundamental change” to include, among other things: (i) any person or group becoming a beneficial owner of our company through gaining more than 50% voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares; (ii) any recapitalization, reclassification or change of our ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transaction of all or substantially all our consolidated assets, to any person other than one of our subsidiaries or variable interest entities; (iii) the adoption of any plan or proposal relating to the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed or quoted on any of The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange (or any of their respective successors) and none of the ADSs, Class A ordinary shares, other common equity and ADSs in respect of reference property is listed or quoted on one of The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange (or any of their respective successors) within one trading day of such cessation; or (v) any change in or amendment to the laws, regulations and rules in mainland China that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these convertible senior notes will have the right, at their option, to require us to repurchase their notes. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible senior notes.

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

In May 2017, we established a wholly-owned Cayman Islands subsidiary, iQIYI Film Group Limited. Subsequently, we established iQIYI Film Group HK Limited in June 2017, and Beijing iQIYI New Media Science and Technology Co., Ltd. in July 2017. iQIYI Film Group Limited holds 100% of the equity of iQIYI Film Group HK Limited, which in turn holds 100% of equity in iQIYI New Media. iQIYI Pictures (Beijing) Co., Ltd., or iQIYI Pictures, was established in December 2014, and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., or Intelligent Entertainment (previously known as Beijing iQIYI Cinema Management Co., Ltd., or Beijing iQIYI Cinema), was established in June 2017. We are considered as the primary beneficiary of iQIYI Pictures and Intelligent Entertainment as a result of a series of contractual arrangements, and have consolidated their financial results as our variable interest entities under U.S. GAAP for accounting purposes.

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

B.
BUSINESS OVERVIEW

iQIYI is a leading provider of online entertainment video services in mainland China. Since the beginning, we have always put content and users at the center, orienting each of our business strategies around delivering superior-quality content and user-friendly entertainment experience. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular entertainment. Designed and refined by our engineers with a deep understanding of the evolving user preferences, our products continue to offer superior entertainment experience for users.

Our platform features a variety of premium video content, in particular iQIYI original dramas and shows. With in-house studios spearheading our original content production, we are home to many acclaimed original drama series and variety show franchises, and have successfully serialized our original content into blockbuster sequels to accumulate and amplify IP value over time. Our in-house content production studios, together with our experienced supporting teams, help us industrialize content production, amass creative talents and produce premium content efficiently. Our original content also includes content produced in collaboration with third-party partners. With valuable experience gained over the past years, we have produced high-quality content that has been well received by the market. In 2024, iQIYI original drama series served as the main driver for premium content supply, accounting for 90% of the newly released drama series with iQIYI popularity index score of over 9,000. We also expand our content offerings through licenses, revenue-sharing, and barter transactions, which supplement our original content. As of December 31, 2024, our comprehensive and diversified video content library boasted over 40,000 professionally produced long-form content titles, including drama series, variety shows, films, cartoons, animations, and others, along with approximately 10,000 mini-dramas.

We have developed diversified monetization models. We generate revenues through membership services, online advertising services and a suite of other monetization methods. Our monetization model fosters an environment for high-quality content production and effective content distribution on our platform, which in turn attracts a large subscriber base of high user engagement, creating a virtuous cycle. Our membership services contribute a significant portion of our revenues. We aim to enhance membership value in order to drive the loyalty, retention and lifetime value of members on our platform.

Our Products and Services

We provide our users with a variety of products and services encompassing online video, online games, online literature, comics, and others.

Videos

We produce, aggregate and distribute a wide variety of long-form videos. Our content ecosystem is further enriched by a broad spectrum of mini and short dramas, as well as a diverse range of other videos. Our extensive portfolio encompasses primarily iQIYI original content and licensed content.

Long-form Videos

iQIYI original content

Driven by our long-term commitment to original content, we have established a unique and effective methodology for both original content production and operations. Powered by a strong team of professionals and supported by a mature and highly efficient operating mechanism, our methodology covers everything from content creation to production and post-broadcasting. We have achieved a breakthrough in original content as evidenced by the scores tracked by iQIYI popularity index, which is our internal indicator of content popularity. To date, we have had 16 dramas that achieved over 10,000 iQIYI popularity index scores, of which three were released in 2024.

Our original content includes content produced in-house and content produced in collaboration with third-party partners. We have a diversified portfolio that includes:

•
Original dramas, such as War of Faith (追风者), Strange Tales of Tang Dynasty II To the West (唐朝诡事录之西行), and Drifting Away (漂白) which broke our internal 10,000 iQIYI popularity index score;
•
Variety shows, such as the multi-season The Rap of China (新说唱), Become A Farmer (种地吧), and new IP The King of Stand-up Comedy (喜剧之王单口季);
•
Movies, such as The Comeback (零号追杀), Rob & Roll (临时劫案), and Wolf Hiding (怒潮); and
•
Cartoons and animations, such as the multi-season Deer Squad (无敌鹿战队) and Princess Doremi (音乐公主爱美莉), the long-running The Great Ruler (大主宰年番), and new IP How Dare You (成何体统).

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

Licensed content

In addition to original content, we also provide users with a selection of professionally produced content that is produced by and licensed from third parties. Leveraging our expertise in content selection, we have successfully debuted well-received titles such as the drama series We Are Criminal Police (我是刑警), A Journey to Love (一念关山), A Lifelong Journey (人世间), and the variety show Keep Running (奔跑吧). Our licensed content library also features movies, animations, documentaries and other content.

Our licensed video content is typically procured from third parties at fixed rates for a specified term. The average term of our licenses varies depending on the type of content, with films having an average term of 14 years and drama series an average term of 15 years. Payments of licensing fees are generally made in installments upon signing of the contract and during the license period. We also exchange rights to distribute licensed content with other online video streaming services to enrich our content library. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

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

Mini and Short Dramas

Starting in 2024, we are enhancing our content offerings by strategically integrating mini and short dramas to complement our extensive long-form content portfolio. Mini dramas, featuring episodes primarily one to five minutes long, are being optimized for vertical screen viewing, while short dramas, ranging primarily five to twenty minutes per episode, are designed for horizontal or vertical screen viewing. Mini and short dramas differ from long-form videos in format, storytelling style, and audience reach, catering specifically to users seeking quick entertainment breaks.

Through introducing mini and short dramas, we aim to cater to diverse user preferences and viewing scenarios.

This diversified content approach is designed to broaden our user reach while enhancing user satisfaction and loyalty, and drive monetization opportunities over time.

Other Video Content

We also offer a broad base of other video content with all kinds of genres, formats and running times, such as internet movies and dramas, mini variety shows and animations, grassroot or influencer uploaded videos, edited video clips, and video blogs. Our other video content expands our library and allows us to capture a broader user base, drive user engagement and enhance user stickiness.

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

iQIYI Lite

In January 2021, we officially released the iQIYI Lite app, which offers users an easy and quick access to the personalized videos based on user preferences. In the fourth quarter of 2024, we revamped the iQIYI Lite app to focus on mini dramas. The iQIYI Lite app enables us to expand our total addressable market by reaching new regions and user cohorts that are not yet covered by our main app.

Overseas Business

We expand our business overseas through our multilingual iQIYI app and website, featuring popular Chinese content, commonly known as C-pop, along with a wide range of local video content and others. To cater to a diverse global audience, we currently support interfaces in approximately ten languages, ensuring a user-friendly experience for viewers worldwide. Our app is globally accessible and can be downloaded from major app stores, making it convenient for users across different countries and regions to enjoy our content offerings. Our goal for overseas business is to make our platform the home to beloved Asian content. We also seek collaboration with local partners to leverage their strong marketing capabilities and know-how in high-quality local content.

User Experience

We offer entertainment content across our user-friendly and feature-rich interfaces on our website, mobile app, smart TV and other online terminals. In our ongoing commitment to improving user experience, we have introduced multiple advancements in 2024, including upgrading our apps to feature a greater selection of mini and short dramas, and introducing “Kids Mode” on our smart TV app to curate content suitable for children. We have also upgraded our audio-visual experience with the “eXave MAX (帧绮映画MAX)” feature, which offers ultimate cinematic like experience to users who watch our content on certified television models, and with “IQHimero Sound,” which provides premium surround sound experience. Moreover, to enhance the value perception and experience for our members, we have introduced a series of value-added services and loyalty program. For example, our Express Packages enable subscribers to redeem their membership points for early access to finale episodes of hit drama series, while S-Diamond plan subscribers have unlimited access to the Express Packages with no additional costs. Additionally, during selected offline major marketing events, our loyal long-time subscribing members and S-Diamond plan subscribers have the opportunity to participate in lucky draws to win event tickets. Moreover, for merchandise offers, members can utilize their member points to either fully or partially pay for IP-related goods. These enhancements are part of our broader strategy to provide a more immersive and interactive entertainment experience across various interfaces of our platform.

Our home page is a one-stop portal for users to access both trending and recommended content. Leveraging our big data analytics, we analyze user browsing behavior to understand their tastes and preference, and dynamically update the content shown on the home page to offer users the content we think they will enjoy. Our interface offers a variety of viewing functions designed to enhance user experience. We provide various picture resolution and play options. Other key functions include bullet chat, screenshots, screen mirroring and video caching.

Monetization

We generate revenues primarily through membership services, online advertising and content distribution. We also generate revenues from other monetization methods, including online games, IP licensing, talent agency, online literature, other licensing, and more.

Membership Services

Our membership services provide subscribing members with a choice of various membership privileges. Our current membership program consists of multiple packages, tailored for individuals and families. Both individual and family packages include an ad-supported basic service tier and a standard service tier. Moreover, the family package also features a premium service tier. Each membership plan is offered at a different price and provides subscribing members with access to a large collection of subscribing members-only content comprised of long-form videos, mini and short dramas, online literature and others. Subscribing members also enjoy earlier access to certain content aired on the iQIYI platform and a bundle of viewing functions and features. Our members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video-on-demand service. We review and evaluate the scope and the price of our membership services periodically, and may adjust based on evolving market needs from time to time.

We assess and improve our membership services to better meet the evolving user demand. In 2024, we further enhanced our membership services by introducing the “Extra Member” feature, enabling monthly auto-renewing Golden VIP members to add a separate account for just RMB8 per month. Each account, both the primary and the add-on, will maintain separate user profiles to ensure an uninterrupted and personalized viewing experience.

Online Advertising

The prices of our advertising services depend upon various factors, including form and size of the advertising, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. We offer both brand advertising service and performance-based advertising service.

For brand advertising service, prices purchased by each advertiser or advertising agency are generally fixed under our sales contracts. In addition to traditional pre-video and pop-up advertisements, we have also launched various innovative advertising products and solutions: for example, soft product placement incorporates the advertised product into the production of our premium original content to facilitate a more natural advertisement viewing experience; content-integrated advertisement that integrate brands with the content itself, such as theme songs with lyrics embedding brand names of advertisers, creatively designed and presented naturally with the original content; interactive advertisement facilitates enhanced interaction between brands and users; and tailor-made microfilms, mini variety shows or documentaries for brand advertisers.

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

We also execute marketing strategies aimed at young users to enhance user affinity. We leverage social media platforms and place billboards in high-traffic areas to facilitate user engagement. We attract young users by offering fan meetings, offline IP-related pop-up stores, advance screenings, among others. We also collaborate with major wireless carriers to provide monthly unlimited data package for using iQIYI app on mobile devices.

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

Intellectual Property and Copyright Protection

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. As of December 31, 2024, we have applied for the registration of 10,912 patents, among which 3,219 patents of invention, 32 utility model patents and 3,987 patents of appearance have been registered in mainland China with the State Administration for Market Regulation of the PRC, or the SAMR, and 90 patents of invention and 14 patents of appearance have been registered overseas. As of December 31, 2024, we have registered 5,941 trademarks and have 190 trademarks in application in mainland China with the State Intellectual Property Office, and we also have registered 254 trademarks and have 28 trademarks in application overseas. We have also registered 496 software copyrights with the Copyright Protection Center of the PRC. As of December 31, 2024, our “爱奇艺” and “” trademarks have been recognized as well-known trademarks by the SAMR.

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

Content Moderation

We implement strict monitoring procedures to remove inappropriate or illegal content, including video, online literature, comics, live streaming, bullet chat and comment postings, and content from other services. Text, images and videos are screened by our content moderation team, which reviews our content on a 24/7 basis. Illegal and inappropriate content can generally be identified and removed promptly after it has been uploaded.

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

Competition

We face competition for content sourcing, user traffic and advertising customers from other providers of online entertainment video services in mainland China, primarily including Tencent Video, Youku, Mango TV and Bilibili. We also compete with other internet media and entertainment services, such as mini-drama platforms, internet and social platforms and short- or mini-form video platforms, as well as major TV stations. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive market and we may not be able to compete effectively.”

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

Insurance

As required by laws and regulations in mainland China, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We maintain, and require our subcontractors to maintain, standard film production insurance. However, aside from this, we do not have business liability or disruption insurance coverage for our operations in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage.”

Government Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China.

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which came into effect on July 1, 2024. The amended PRC Company Law has made material amendments on corporate governance and shareholders’ rights of PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and the transfer of equity interests in a company.

With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years from the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the amended PRC Company Law. With respect to any company whose period of capital contribution or amount of the registered capital is obviously abnormal, the competent governmental authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period of no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still has not fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or canceled in accordance with the applicable laws. On July 1, 2024, the SAMR issued the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to these provisions, there shall be a three-year interim period from July 1, 2024, to June 30, 2027, for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the amended PRC Company Law exceeds the period prescribed under the amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws. If a limited liability company established before the effective date of the amended PRC Company Law fails to adjust its period of capital contribution during the interim period, the competent registration authority may require it to make adjustment within ninety days so that this company’s period of capital contribution shall not exceed five years commencing from July 1, 2027, in accordance with laws.

With respect to the board of directors and the board of supervisors, the amended PRC Company Law eliminates the upper limit on the number of directors of a limited liability company and stipulates that the board of directors of a limited liability company without a board of supervisors, including an employee representative among its members, but with more than 300 employees, shall have an employee representative acting as a director, who shall be democratically elected by the company’s employees through a general assembly of employees or other democratic forms. In addition, after the effective date of the amended PRC Company Law, limited liability companies, joint stock limited companies with small scale or a small number of shareholders, and wholly state-owned companies may set up an audit committee to replace the functions and powers of the board of supervisors, and such companies may not set the board of supervisors or any supervisor.

With respect to the transfer of equity interests of a limited liability company, the amended PRC Company Law stipulates that the shareholders of a limited liability company may transfer the equity interests without the consent of other shareholders, provided that such shareholder shall notify other shareholders in writing with respect to the transfer of such equity interests. Other shareholders will be regarded as giving up the right of first refusal if they fail to reply within 30 days after receiving the written notice. If a shareholder transfers the equity interests held by it, it shall notify the company in writing to request the company (i) to change the register of shareholders and (ii) to register the change with the competent enterprise registration authority. If the company refuses or fails to respond, the transferee and transferor may file a lawsuit with the competent court.

Regulations on Foreign Investment in Mainland China

The Foreign Investment Law, effective January 1, 2020, replaced the trio of laws previously regulating foreign investment in mainland China: the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organizational form, governance, and activities of foreign-invested enterprises are now governed, among others, by the amended PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of this law may retain their existing corporate structure and governance for up to five years following its enactment.

Under the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and must comply with the “negative list.” Foreign investors are prohibited from investing in restricted fields outlined in the negative list unless the specified conditions are met. The law ensures that foreign investors’ investments, earnings, and other legitimate rights and interests within mainland China are protected. Furthermore, all national policies supporting enterprise development equally apply to foreign-invested enterprises.

Investment activities in mainland China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated by the Ministry of Commerce and the NDRC. This catalogue classifies industries into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in this catalogue are deemed permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. On September 9, 2024, the NDRC and the Ministry of Commerce promulgated the 2024 Negative List, which replaced the 2021 Negative List. According to the 2024 Negative List, the ultimate foreign equity ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) may not exceed 50%. In addition, foreign investments in internet cultural business (except for music), internet audio-video program business, radio and television program production and operation business, production of audio-video products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in mainland China.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective January 18, 2021, introducing a security review mechanism for foreign investments. This mechanism outlines the types of investments subject to review, as well as review scopes and procedures. The Office of the Working Mechanism of the Security Review of Foreign Investment, established under the NDRC, leads these efforts in coordination with the Ministry of Commerce. Foreign investors or relevant parties in mainland China must declare security reviews to this office before (i) investing in military industries, military-supporting fields or areas related to national defense security, as well as areas surrounding military or military industry facilities, and (ii) investing in critical sectors, including important agricultural products, energy and resources, equipment manufacturing, infrastructure, transportation services, cultural products and services, information technology and internet products, financial services, and key technologies, if such investments result in obtaining control of the target enterprise. Control is defined as (i) holding over 50% equity interests in the target, (ii) having voting rights that materially impact board or shareholder resolutions despite holding less than 50% equity, or (iii) having significant influence over the target’s business decisions, human resources, accounting or technology.

To comply with mainland China’s regulatory requirements, we operate a substantial portion of our business through the variable interest entities and their subsidiaries. We rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities, and their nominee shareholders to control the business operations of the variable interest entities. For associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Regulations on Value-added Telecommunications Services

On September 25, 2000, the State Council promulgated the PRC Telecommunications Regulations, which were most recently amended on February 6, 2016. These regulations distinguish between basic telecommunications services and value-added telecommunications services. The regulations define value-added telecommunications services as telecommunications and information services provided through public network infrastructures. Pursuant to the regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial counterparts.

The Catalog of Telecommunications Business, issued as an attachment to the PRC Telecommunications Regulations and most recently amended on June 6, 2019, further categorizes value-added telecommunications services into two classes: Class 1 value-added telecommunications services and Class 2 value-added telecommunications services. Information services provided via cable networks, mobile networks, or the internet fall within Class 2 value-added telecommunications services.

The Administrative Measures for Internet Information Services, promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, provide guidelines for the provision of internet content services. Under these measures, internet content services are classified into commercial internet content services and non-commercial internet content services. All commercial internet content providers must obtain a Value-added Telecommunications Business Operation License for Internet Information Service, which is commonly referred to as an ICP License, from the telecommunications authorities.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, effective September 1, 2017, to supplement the PRC Telecommunications Regulations and further regulate telecommunications business permits. These measures outline the types of licenses required to operate value-added telecommunications services, as well as the qualifications and procedures for obtaining such licenses. They also specify that operators providing value-added telecommunications services in multiple provinces must obtain an inter-regional license, while operators providing value-added telecommunications services within a single province must obtain an intra-provincial license. Any telecommunications services operator must conduct its business in compliance with the specifications set out in its license.

We engage in business activities categorized as value-added telecommunications services under the PRC Telecommunications Regulations and the Catalog of Telecommunications Business. To comply with these laws and regulations, Beijing iQIYI, Shanghai Zhong Yuan, and Chengdu Skymoons Digital Entertainment Co., Ltd. have each obtained an ICP License, which will remain effective until September 8, 2026, May 11, 2026, and May 12, 2027, respectively. Beijing iQIYI has obtained a VATS License for internet data center, content distribution, internet access services, and information services other than internet information services, which remains effective until October 8, 2027.

Regulations on Internet Content Providers

The Administrative Measures for Internet Information Services set out guidelines on the provision of internet content services. These measures specify that internet content services related to news, publications, education, medical and healthcare, pharmacy, and medical appliances, among others, are required to be examined, approved, and regulated by the authorities. Internet information providers are prohibited from offering services outside the scope of their licenses or filings. Furthermore, the measures list prohibited content. Internet information providers are forbidden from producing, copying, publishing, or distributing content that is humiliating, defamatory, or infringes the legal rights of others. Providers that violate these rules may face criminal charges or administrative sanctions. Internet information providers must monitor and control the content posted on their websites. If prohibited content is found, it must be immediately removed, and a record must be kept and reported to the authorities.

On December 15, 2019, the Office of the Central Cyberspace Affairs Commission promulgated the Provisions on the Governance of Network Information Content Ecology. According to the provisions, content platforms must establish a mechanism for ecological governance of network information content, develop detailed rules for governance, and improve systems for user registration, account management, information release examination, and posts and comments examination. If a content platform violates these provisions, the competent cyberspace authorities may hold interviews, issue warnings, and order the platform to rectify the situation within a specified timeframe. If the platform fails to comply or if the circumstances are severe, the authorities may order the suspension of the platform’s information updates and impose other penalties.

As a provider of commercial internet content services, we are required to comply with these provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Regulations on Internet Audio-video Program Services

On December 20, 2007, the Ministry of Information Industry and the State Administration of Radio, Film and Television jointly issued the Administrative Provisions for the Internet Audio-video Program Services, which took effect on January 31, 2008 and was amended on August 28, 2015. The provisions define “internet audio-video program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to third parties. Entities providing internet audio-video program services must obtain an Internet Audio-video

Program Transmission License. Applicants for such licenses shall be state-owned or state-controlled entities unless an internet audio-video program transmission license was obtained prior to the effectiveness of the provisions in accordance with the then-in-effect laws and regulations. According to the Official Answers to Press Questions Regarding the Internet Audio-video Program Regulations published by the State Administration of Radio, Film and Television on February 3, 2008, the State Administration of Radio, Film and Television and the Ministry of Information Industry clarified that providers of internet audio-video program services who had legally engaged in such services prior to the adoption of the provisions, provided they have not been in violation of laws and regulations, shall be eligible to re-register and continue operations of internet audio-video program services. This policy was later reflected in the Notice on Relevant Issues Concerning Application and Approval of Audio-video Permit, issued by the State Administration of Radio, Film and Television on May 21, 2008 and amended on August 28, 2015. In addition, in accordance with the Decisions of the State Council on the Entry of Non-state-owned Capital into the Cultural Industry, promulgated by the State Council on April 13, 2005, and the Opinions on Introducing Foreign Investments to the Cultural Sector, jointly adopted by five PRC regulatory agencies and the Negative List, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

According to the provisions and other applicable laws and regulations, audio-video programs provided by entities supplying internet audio-video program services shall not contain any illegal content or other content prohibited by law, such as content that violates the basic principles of the PRC Constitution, content that damages the sovereignty of the country or national security, or content that disturbs social order or undermines social stability. An audio-video program that has already been broadcast must be retained in full for at least 60 days. Movies, television programs and other media content used as internet audio-video programs must comply with the administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to internet audio-video programs must immediately delete the audio-video programs violating laws and regulations, keep appropriate records, report to the proper authorities and implement other regulatory requirements.

The Categories of the Internet Audio-video Program Services (Trial) promulgated by the State Administration of Press Publication, Radio, Film and Television on March 17, 2010 and amended on March 10, 2017, classifies internet audio/visual programs into four categories: (i) Category I internet audio/video program service, which is carried out with a form of radio station or television station; (ii) Category II internet audio/video program service, including (a) re-broadcasting service of current political news audio/video programs; (b) hosting, interviewing, reporting and commenting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; and (g) live audio/video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; (iii) Category III internet audio/video program service, including (a) aggregating service of online audio/video contents, and (b) re-broadcasting service of the audio/video programs uploaded by internet users; and (iv) Category IV internet audio/video program service, including (a) re-broadcasting of the radio/television program channels; (b) re-broadcasting of internet audio/video program channels; and (c) re-broadcasting of live internet-based audio/video programs.

On July 20, 2015, the State Administration of Press Publication, Radio, Film and Television issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-video Program Service. The notice provides that the mobile internet audio-video program services shall be deemed internet audio-video program service. Entities which have obtained the approvals to provide the internet audio-video program services may use mobile wireless application protocol websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services. The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the National Radio and Television Administration and/or the State Film Bureau. On March 16, 2018, the State Administration of Press Publication, Radio, Film and Television issued the Notice on Further Regulating the Transmission Orders of Internet Audio-video Programs. According to this notice, online platforms shall not illegally capture, edit, or reprogram audio-video programs, shall strengthen the administration of audio-video programs, such as online movie clips and trailers, shall strengthen the management of the naming or sponsorship of the various programs, and the governmental authorities shall strengthen their administration and supervision over online audio-video platforms, as well as radio and television stations on content management. Among other things, the notice requires that online audio-video platforms shall not produce or disseminate programs that distort, parody or vilify classic literary works; shall not re-edit, re-dub, or re-caption the subtitles of classic literary works, radio and television programs, network-based original audio-video programs or intercept certain program segments and splice them into new programs; and shall not disseminate edited pieces of works that distort the originals. Online platforms shall strictly supervise reprogramed videos uploaded by users and shall not facilitate the dissemination of defective audio-video programs. In addition, when receiving a complaint about defective programs from copyright owners, broadcasting agencies or producing agencies, online platforms shall immediately delete such programs.

On October 31, 2018, the State Administration of Radio and Television issued the Notice on Further Strengthening the Management of Radio and Television and Network Audio-video Programs, which stipulates that all radio and television broadcasting institutes, network audio-video program service institutes, and program production institutes must adhere to the correct political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests; and strengthen the governance of TV series, network series (including network movies) to promote the benign development of the industry; shall strengthen the use and management of ratings (click-through rate) survey data and resolutely crack down on ratings (click-through rate) forgeries. The notice further provides that as to main network audiovisual programs, the total remuneration of all guests in each program shall not exceed 40% of the total cost of the program, the total remuneration of main guests in each program shall not exceed 40% of the total remuneration of all guests, and information such as the names, salaries and cost proportion of the guests shall be reported to the State Administration of Radio and Television before going online. Meanwhile, the total remuneration of all actors of each TV series and network series (including network movies) shall not exceed 40% of the total cost of production, of which the total remuneration of main actors shall not exceed 70% of the total remuneration of all actors.

On December 27, 2018, the State Administration of Radio and Television issued the Notice on the Upgrading of the Network Audio-video Program Information Recording System, which added a new module called the “Main Network Movies and Teleplays Information Recording System” to the “Network Play, Micro Film and other Network Audiovisual Program Information Recording System” established in 2012. Since February 15, 2019, before the production of main network movies and teleplays (including network plays, network movies and network animations), the producers shall provide certain specified information, such as name, type, content outline, budget making, among other things. Main network movies and teleplays shall include network series (network animations) with total investment of more than RMB five million and network movies with an investment of more than RMB one million. After shooting and production of main network movies and teleplays, the producers shall provide additional information, such as the expected broadcasting platform, amount of actual investment, actor’s remuneration and so on in the recording system, and submit the finished programs to the competent radio and television administrative departments. Main network series, network movies and network animations with on-line filing numbers could be broadcasted and promoted on the home pages of various audio-video program websites, or could be used for investment promotion, membership recommendation, online recommendation and program optimization of audio-video program websites. On September 2, 2021, the National Radio and Television Administration issued the Circular of the General Office of the National Radio and Television Administration on Further Strengthening the Management of Cultural Programs and Their Personnel, which stipulates that online audio-video platforms must not broadcast idol training shows or variety entertainment and reality shows featuring celebrity children. This notice also requires platforms to strictly control voting in the talent shows and not to use in programs actors and guests who have violated laws or have conducted unethical behaviors. Beijing iQIYI has obtained an Internet Audio-video Program Transmission License, which will remain effective until October 23, 2027, covering certain audio-video program services as provided in Category II and Category III. Shanghai Zhong Yuan has obtained an Internet Audio-video Program Transmission License, which will remain effective until March 23, 2026, covering certain audio-video program services as provided in Category II, Category III and Category IV.

The CAC, the Ministry of Culture and Tourism, and the National Radio and Television Administration issued the Notice on the Administrative Provisions on Online Audio-video Information Services on November 18, 2019, which stipulates that online audio-video information service providers must authenticate users’ real identity information based on the organization code, identity card number, and mobile phone number, among other things. Online audio-video information service providers shall not serve users who fail to provide their real identity information. Online audio-video information service providers shall strengthen the management of the audio-video information posted by users, deploy and apply identification technologies for illegal and non-real audio and video; if any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall keep appropriate records, and report to the CAC, the Ministry of Culture and Tourism, the National Radio and Television Administration and other regulatory bodies.

Regulations on Online Live Streaming Services

On November 4, 2016, the State Internet Content Office issued the Administrative Regulations on Online Live-Streaming Services that took effect on December 1, 2016, according to which, when providing internet news information services, both online live-streaming service providers and online live-streaming publishers must obtain licenses to provide internet news information services and may only carry out internet news information services within the scope of their licenses. All online live-streaming service providers (whether or not providing internet news information services) must take certain actions to operate their services, including the establishment of platforms for monitoring live-streaming content.

On September 2, 2016, the State Administration of Press Publication, Radio, Film and Television issued the Circular on Issues concerning Strengthening the Administration of Online Live Streaming of Audio-video Programs, according to which, the Internet Audio-video Program Transmission License is a prerequisite for online audio-video live streaming of general cultural events, such as social communities, sports events, as well as important political, military, economic, social and cultural events. Information about specific activities to be streamed must be filed in advance with the provincial counterparts of the National Radio and Television Administration. Online audio-video live streaming service providers must censor and record such programs and retain them for at least 60 days for future review by the administrative departments; and they must have emergency plans in place to replace programs in violation of laws and regulations. Bullet chats are not allowed in the live streaming of major political, military, economic, social, cultural, sports and other activities and events. Special censorship must be implemented on the bullet chats during the live streaming of cultural activities, social group events, sports events, and other organized activities.

According to the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming promulgated by the National Radio and Television Administration on November 12, 2020, live-streaming platforms for online shows are required to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live-streaming programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers a platform is required to maintain must, in principle, be no less than 1/50 of the number of live-streaming rooms. Live-streaming platforms for online shows need to manage the hosts and “virtual gifting” users based on the real-name-registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live-streaming platforms are required to implement a real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform must limit the maximum amount of virtual gifting each user may give per transaction, day, and month. Live-streaming platforms for e-commerce must not illegally produce or broadcast any commentary programs beyond their e-commerce business scope that are unrelated to the sale of goods.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, live-streaming service providers are not allowed to provide minors under age 16 with online live-streaming publisher account registration services, and must obtain consent from parents or guardians and verify the identity of minors before allowing minors aged 16 or older to register live-streaming publisher accounts.

Regulations on Mobile Applications Information Services

In addition to the PRC Telecommunications Regulations and other regulations mentioned above, mobile applications are further regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the CAC and took effect on August 1, 2022. According to these provisions, the CAC and its local branches are responsible for the supervision and administration of nationwide and local app information, respectively.

App providers must strictly fulfill their information security management responsibilities and perform the following duties: (i) in accordance with the principle of “real name in the background, any name in the foreground,” verify the identities of registered users through mobile phone numbers and other information; (ii) establish and improve the mechanism for user information security protection, following the principles of “legality, appropriateness, and necessity” in the collection and use of personal information, clearly stating the purpose, methods, and scope of information collection, and obtaining users’ consent; (iii) establish and improve the verification and management mechanisms for information content, and adopt appropriate sanctions and measures, such as warnings, limiting functions, suspending updates, and closing accounts, for releasing illegal information content, as appropriate; keep records and report them to the competent department; (iv) in accordance with the law, protect and safeguard users’ “rights to know and rights to choose” during installation or use; do not enable functions such as collecting geographic location, reading address books, or using cameras or recordings without expressly informing users and obtaining their consent; do not enable functions irrelevant to the services; do not bundle or install irrelevant apps; (v) respect and protect intellectual property rights by not producing or releasing apps that violate others’ rights; and (vi) keep records of user log information for 60 days.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the State Administration of Radio, Film and Television promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs (the “Radio and Television Program Production Measures”), which took effect on August 20, 2004, and were amended on August 28, 2015, and October 31, 2018. The Radio and Television Program Production Measures provide that any business involved in the production or operation of radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits must conduct their business within the permitted scope outlined in the permits. In addition, foreign-invested enterprises are not allowed to engage in the services mentioned above. Both Beijing iQIYI and Shanghai Zhong Yuan have obtained the Radio and Television Program Production and Operation Permit for their respective businesses.

Regulations on Online Culture Activities

According to the Interim Administrative Provisions on Internet Culture, promulgated by the Ministry of Culture on February 17, 2011 and most recently amended on December 15, 2017, internet culture activities include: (i) the production, reproduction, import, release, or broadcast of internet culture products (such as online music, online games, online performances, and cultural products transmitted via certain technical means and copied to the internet for dissemination); (ii) the distribution or publication of cultural products on the internet; and (iii) exhibitions, competitions, and other similar activities related to internet culture products. The provisions further classify internet cultural activities into commercial and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the authorities for a Network Cultural Business Permit, while non-commercial entities are only required to report to the relevant cultural administration authorities within 60 days of their establishment. If any entity engages in commercial internet cultural activities without approval, the cultural administration authorities or other governmental bodies may order the entity to cease its internet cultural activities and impose penalties, including an administrative warning, fines up to RMB30,000, and inclusion on the cultural market blacklist, which may result in a credit penalty if non-compliance continues. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services, except for online music.

In accordance with the Administrative Measures for Content Self-Review by Network Culture Business Entities, issued by the Ministry of Culture on August 12, 2013, and which took effect on December 1, 2013, entities engaged in the internet cultural business must review the content of products and services before providing such content and services to the public. These entities must establish a content management system, set up departments for content management, and employ qualified personnel to ensure the legality of content. The content management system of an internet cultural business entity must specify the responsibilities, standards, and processes for content review, as well as accountability measures, and must be filed with the provincial counterpart of the Ministry of Culture and Tourism.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law, which took effect on September 1, 2015, and was most recently amended on April 29, 2021. The Advertising Law increases the potential legal liability of advertising service providers and strengthens the regulation of false advertising.

On February 25, 2023, the SAMR issued the Measures for the Administration of Internet Advertising, which became effective on May 1, 2023. Both the Advertising Law and the SAMR measures require that online advertisements not interfere with users’ normal internet usage. In addition, internet pop-up ads must display a “close” button prominently and ensure that the pop-up windows can be closed with one click. The SAMR measures further stipulate that all online advertisements must be marked as “advertisement” to enable viewers to easily identify them. Moreover, the SAMR measures treat paid search results as advertisements, subject to PRC advertisement laws, and require that paid search results be conspicuously labeled as advertisements on search result pages. The Advertising Law and the SAMR measures require us to conduct more stringent examinations and monitoring of our advertisers and the content of their advertisements.

Regulations on Internet Publishing

On February 4, 2016, the State Administration of Press Publication, Radio, Film and Television, and the MIIT jointly issued the Rules of the Administration of Internet Publishing Services, effective March 10, 2016. The rules define “internet publications” as digital works that are edited, produced, or processed for publication and made available to the public through the internet. These include: (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content consistent with the type of content that has been published in media such as books, newspapers, periodicals, audio-video products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (iv) other types of digital works as identified by the National Press and Publication Administration. Under the rules, internet operators distributing such publications are required to apply for an internet publishing license from the relevant governmental authorities and obtain approval from the National Press and Publication Administration before distributing internet publications. Shanghai Zhong Yuan currently holds an internet publishing license to publish the internet games through the internet, while Beijing iQIYI plans to apply for the internet publishing license to the extent practical.

Regulations on Online Games

Regulatory Authorities, Online Game Publications and Online Game Operations

On September 28, 2009, the General Administration of Press and Publication, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued the Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, known as Circular 13. Circular 13 stipulates that foreign investors are prohibited from investing in online game operations in mainland China through wholly foreign-owned entities, Sino-foreign equity joint ventures, or cooperative joint ventures. They are also prohibited from exercising control or participating in the operation of PRC domestic online game businesses indirectly, such as through other joint venture companies or contractual or technical arrangements. If our contractual arrangements were considered an “indirect means” under Circular 13 for foreign investors to control or participate in the operation of a domestic online game business, such arrangements could be challenged by the National Press and Publication Administration. We are not aware of any online game companies which use the same or similar contractual arrangements having been challenged by the General Administration of Press and Publication, the State Administration of Press Publication, Radio, Film and Television or the National Press and Publication Administration as using those contractual arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since Circular 13 took effect. However, it is unclear whether and how Circular 13 might be interpreted or implemented in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Pursuant to the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the General Administration of Press and Publication (National Copyright Administration) promulgated by the General Office of the State Council on July 11, 2008, the Notice of the State Commission Office for Public Sector Reform on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the Three Provisions jointly promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television and the General Administration of Press and Publication on September 7, 2009, the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the State Administration of Press, Publication, Radio, Film and Television promulgated by the General Office of the State Council on July 11, 2013, and the Rules for the Administration for Internet Publishing Services, the General Administration of Press and Publication was responsible for the examination and approval process of online games prior to online publication, the State Administration of Press Publication, Radio, Film and Television was responsible for the approval of game registration and issuance of game publication numbers, and after the online games uploaded on the internet, online games would be administered by the Ministry of Culture. Moreover, if an online game is launched on the internet without the prior approval of the General Administration of Press and Publication, the Ministry of Culture would be responsible for guiding the cultural market law enforcement team to conduct investigation and punishment.

In March 2018, the Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress promulgated the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal, or collectively, the Institutional Reform Plans. According to the Institutional Reform Plans, the State Administration of Press Publication, Radio, Film and Television was reformed and now known as the National Radio and Television Administration under the State Council, and the responsibility of the State Administration of Press Publication, Radio, Film and Television for the approval of online game registrations and issuance of game publication numbers has been transferred to the National Press and Publication Administration, effective from March 21, 2018. Beginning in December 2018, the National Press and Publication Administration at the national level started to approve new online games.

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

Protection of Minors

In April 2007, the General Administration of Press and Publication and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, which confirms the real-name verification scheme and anti-addiction system standard made by the General Administration of Press and Publication in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system, in accordance with the notice. Since then, the governmental authorities have issued rules to restrict playtime of minors. On August 30, 2021, the National Press and Publication Administration promulgated the Notice on Further Strengthening Regulation to Effectively Prevent Online Gaming Addictions among Minors, according to which all online game companies can only provide one hour of online game services to minors between 8 p.m. and 9 p.m. on Fridays, Saturdays, Sundays and legal holidays, and are not allowed to provide online game services in any form to minors in any other time.

Regulations on E-Commerce

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which impose stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. On December 24, 2014, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.

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

According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, as well as the Negative List, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in mainland China. An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the PRC Telecommunications Regulations and the Catalog of Telecommunications Business.

The Consumer Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993 and was most recently amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms and the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. In addition, platform operators may be jointly and severally liable with the sellers and service providers if they are aware or should be aware that the sellers or the service providers are using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity. On January 6, 2017, the SAMR issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which took effect on March 15, 2017 and was amended on October 23, 2020, further clarify the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations on Internet Information Security, Censorship and Privacy Protection

The PRC Cybersecurity Law, which was promulgated on November 7, 2016, by the Standing Committee of the National People’s Congress and took effect on June 1, 2017, requires network operators to meet their cybersecurity obligations and take technical and other necessary measures to protect the safety and stability of their networks. Under this law, network operators are subject to various security protection obligations, including: (i) compliance with certain obligations regarding the maintenance of internet system security; (ii) verifying users’ identities before entering into agreements or providing certain services, such as information publishing or real-time communication; (iii) clearly indicating the purposes, methods, and scope of personal information collection, obtaining the consent of the individuals from whom the information is collected; (iv) strictly preserving the privacy of collected user information, establishing and maintaining systems to protect user privacy; and (v) strengthening management of information published by users, and immediately stopping the dissemination of prohibited information upon discovery, including measures such as deleting the information, preventing further dissemination, preserving records, and reporting to the relevant government agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructure operators store personal information and important data within mainland China, and any purchase of network products and services that affect or may affect national security is subject to national cybersecurity review.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effective in September 2021. This law provides data security and privacy obligations for entities and individuals engaged in data activities and introduces a data classification and hierarchical protection system based on the importance of data to economic and social development, as well as the potential harm to national security, public interests, or the legitimate rights and interests of individuals or organizations if the data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate protection measures must be taken for each category of data. For example, processors of important data must designate personnel and management bodies responsible for data security, carry out risk assessments on their data processing activities, and file the reports with the relevant authorities. In addition, the PRC Data Security Law provides a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

The PRC government promulgated the Measures for Cybersecurity Review in April 2020, which took effect in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services that do or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, effective February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. The cybersecurity review will evaluate, among other factors, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled, or maliciously used by foreign governments after being made public, as well as cyber information security risks. The Revised Cybersecurity Review Measures set out certain general factors that will be the focus when assessing national security risks during a cybersecurity review. However, as advised by our PRC counsel, since these new laws, regulations, and rules were only recently promulgated, their interpretation and implementation will be determined according to the laws and regulations in force at the time. As of the date of this annual report, we have not been involved in any investigations or been subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions, or regulatory objections to our listing status from the CAC.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021, and define “critical information infrastructures” as any important network facilities or information systems in key industries or fields, such as public communication and information services, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, as well as any other network facilities or information systems that may endanger national security, people’s livelihood, and the public interest in the event of damage, loss of function, or data leakage. Additionally, the administrative departments for each critical industry and sector are responsible for formulating eligibility criteria and determining critical information infrastructure operators in their respective industries. Operators will be informed of their final determination regarding whether they are classified as critical information infrastructure operators. The regulations further require critical infrastructure operators to (i) report to the competent administrative departments in a timely manner when the identification result may be affected by material changes in the critical infrastructures; (ii) plan, construct, or implement security protection measures simultaneously with the construction or use of critical infrastructures; and (iii) report to the competent administrative departments in a timely manner in the event of mergers, divisions, or dissolutions, and manage critical infrastructures as required by the competent administrative departments. Operators in violation of the regulations may be ordered to rectify the issue and may be subject to warnings, fines, other administrative penalties, or even criminal liability. The responsible personnel may also face fines or other penalties. As of the date of this annual report, we have not been involved in any investigations on cybersecurity reviews conducted by the CAC on this basis, and we have not received any inquiry, notice, warning, or sanctions in this regard.

The Regulations on the Administration of Cyber Data Security, issued by the CAC and effective as of January 1, 2025, set out that data processors conducting the following activities must apply for a cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, and whose activities affect or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong, which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Cyber Data Security Regulations further provide that operators of large internet platforms that set up headquarters, operation centers, or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Cyber Data Security Regulations also require that data processors processing important data or going public overseas conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the previous year’s data security assessment report to the local branch of the CAC by January 31 each year. Based on the following facts: (i) the Revised Cybersecurity Review Measures and the Regulations on the Administration of Cyber Data Security were newly adopted, with both the implementation and interpretation subject to uncertainties, and (ii) we have not been involved in any cybersecurity reviews initiated by the CAC on this basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities regarding cybersecurity, data security, or personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security, and personal data protection issued by the CAC in all material aspects.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, effective September 1, 2022. In accordance with such measures, data processors will be subject to a security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million individuals; (iii) personal information transferred overseas by a data processor that has already provided personal data of 100,000 individuals or sensitive personal data of 10,000 individuals since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer prior to their effectiveness must be rectified within six months of their effective date. Since these measures are relatively new, there are still substantial uncertainties with respect to their interpretation and implementation in practice and how they will affect our business operations. Under the Several Provisions on Regulating the Market Order of Internet Content Services, issued by the MIIT in December 2011 and effective in March 2012, an internet content service provider may not collect personal information from a user or provide such information to third parties without the user’s consent. It must expressly inform the user of the method, content, and purpose of collecting and processing the user’s personal information and may only collect information necessary to provide its services. An internet content service provider is also required to properly maintain users’ personal information, and in the event of a leak or potential leak, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013, any collection and use of a user’s personal information must be based on user consent, be legal, rational, and necessary, and be limited to specified purposes, methods, and scopes. An internet content service provider must also ensure that this information is kept confidential, and is prohibited from disclosing, tampering with, destroying, selling, or providing such information to third parties. Providers are required to implement technical and other measures to safeguard the collected personal information from unauthorized disclosure, damage, or loss. Violations of these laws and regulations may result in warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closure of websites, or even criminal liability.

The Provisions on Technological Measures for Internet Security Protection, published by the Ministry of Public Security on December 13, 2005 and effective from March 1, 2006, require internet service providers to maintain records of certain user information (including registration details, log-in and log-out times, IP addresses, and content posted by users) for at least 60 days. Under the PRC Cybersecurity Law, network operators must also report instances of prohibited content being publicly disseminated. Non-compliance with these requirements may lead to the revocation of the ICP license and the shutdown of websites.

On January 23, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT, and the Ministry of Public Security jointly issued the Announcement on Carrying Out Special Campaigns against Mobile Internet Application Programs Collecting and Using Personal Information in Violation of Laws and Regulations. This announcement prohibits mobile app operators from collecting personal information irrelevant to their services or coercing users into granting consent. Mobile app operators must clearly and concisely explain the rules for collecting and using personal information, and ensure that consent is voluntarily provided by the user. Coercive or excessive collection of personal information, unauthorized use, leakage, or loss of data without remedial action is prohibited. On November 28, 2019, the SAMR, the CAC, the MIIT, and the Ministry of Public Security also issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidelines for authorities to identify illegal collection practices, require app operators to self-examine and correct non-compliance, and encourage third parties to monitor compliance.

On August 22, 2019, the CAC promulgated the Cyber Protection of Children’s Personal Information Provisions, effective from October 1, 2019. These provisions require network operators who collect, store, use, transfer, or disclose the personal information of children under the age of 14 to establish specific rules and user agreements for the protection of children’s personal information. In addition, operators must inform the children’s guardians in a clear and noticeable manner and obtain their consent.

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

Regulations on Intellectual Property Rights

Copyright

The PRC Copyright Law, which took effect on June 1, 1991, and was most recently amended on November 11, 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among other things, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including the right of publication, the right of authorship, and the right of reproduction. The PRC Copyright Law, as revised in 2001, extends copyright protection to internet activities and products disseminated over the internet. In addition, the PRC Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the PRC Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating for the loss of the copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on April 6, 1992, and amended on May 26, 2000, and February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright, and assignment agreements. The National Copyright Administration administers software copyright registration, and the China Copyright Protection Center is designated as the software registration authority. The China Copyright Protection Center shall grant registration certificates to the Computer Software Copyright applicants who meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights, which were promulgated on December 17, 2012, and further amended on December 29, 2020, and took effect on January 1, 2021, specify that disseminating works, performances, or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to the Internet, which were jointly promulgated by the National Copyright Administration and the MIIT on April 29, 2005, and took effect on May 30, 2005, provide that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms the public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performances, or audio or video recordings who believes that information storage, search, or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete or disconnect the links to such works or recordings.

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

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008, as well as various regulations issued by SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments, as well as the payment of interest and dividends. The conversion of Renminbi into other currencies and the remittance of the converted foreign currency outside mainland China for capital account items, such as direct equity investments, loans, and repatriation of investment, require prior approval from SAFE or its local office.

Payments for transactions that take place within mainland China must be made in Renminbi. Unless otherwise approved, mainland China companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items, subject to a cap set by SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, promulgated by SAFE on November 19, 2012 and most recently amended on October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into accounts related to direct investments. This circular also simplified the foreign exchange-related registration required for foreign investors to acquire equity interests in Chinese companies and further improved the administration of foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, promulgated by SAFE on February 13, 2015 and amended on December 30, 2019, canceled the administrative approvals of foreign exchange registration for direct domestic investment and direct overseas investment, and simplifies the procedure of foreign exchange-related registration, requiring investors to register with banks for direct domestic investment and direct overseas investment. The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which was promulgated by SAFE on March 30, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchange settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by SAFE and took effect on June 9, 2016, provides that enterprises registered in mainland China may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in mainland China.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records, and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits.

Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts, and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Notice 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China, with genuine investment projects, in compliance with effective foreign investment restrictions, and other applicable laws. However, as SAFE Notice 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementation in practice.

Based on SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign-invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation, any increase in its registered capital or total investment, the foreign-invested enterprise shall register such changes with the bank located at its registered place after obtaining approval from, or completing the filing with, competent authorities. Pursuant to foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we shall register the establishment of, and any follow-on capital increase in, our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the foreign investment comprehensive management information system, and register such with the local banks for foreign exchange-related matters.

Loans Made by Foreign Companies to Their Mainland China Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered foreign debt in mainland China and is regulated by various laws and regulations, including the PRC Foreign Currency Exchange Administration Rules, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Statistical Monitoring of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan made to a mainland China entity in the form of foreign debt does not require prior approval from SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations, the foreign debt balance of a foreign-invested enterprise must not exceed the difference between its total investment and registered capital.

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise, promulgated by SAMR on February 17, 1987, and effective March 1, 1987, the registered capital for a Sino-foreign equity joint venture must be:

(i)
no less than 7/10 of its total investment, if the total investment is US$3 million or less;
(ii)
no less than 1/2 of its total investment, if the total investment is between US$3 million and US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million;
(iii)
no less than 2/5 of its total investment, if the total investment is between US$10 million and US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and
(iv)
no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

On January 11, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, commonly known as PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that, enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing equals the total of outstanding amounts of RMB and foreign currency denominated cross-border financing multiplied by the maturity risk conversion factor and the type risk conversion factor, plus the total of outstanding foreign currency denominated cross-border financing multiplied by the exchange rate risk conversion factor. The maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. The type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. The exchange rate risk conversion factor shall be 0.5. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

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

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, mainland China residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as offshore enterprises directly established or indirectly controlled by mainland China residents for offshore equity financing of the enterprise assets or interests they hold in mainland China. An amendment to the registration or a subsequent filing with the local SAFE branch is also required if there is any change in the basic information of the offshore company or any material change in the capital of the offshore company. At the same time, SAFE issued the Operational Guidance for Issues Concerning Foreign Exchange Administration over Round-trip Investment, which outlines the procedures for SAFE registration under SAFE Circular 37. This guidance took effect on July 4, 2014, and is an attachment to SAFE Circular 37.

Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject mainland China residents to penalties under PRC foreign exchange administration regulations.

On February 13, 2015, SAFE promulgated the Notice on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015. This notice further amends SAFE Circular 37 by requiring domestic residents to register with qualified banks, rather than SAFE or its local branches, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Dividend Distribution

The principal laws and regulations governing the dividend distribution by foreign-invested enterprises in mainland China include the Company Law of the PRC (as amended in 2004, 2005, 2013, and 2018), the Foreign Investment Law, and the Regulation on the Implementation of the Foreign Investment Law.

Under the current regulatory regime in mainland China, foreign-invested enterprises may pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. A mainland China company is required to set aside at least 10% of its after-tax profit as statutory reserve funds until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless otherwise provided by laws regarding foreign investment. A mainland China company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

As of December 31, 2024, all of our wholly foreign-owned subsidiaries, including but not limited to Beijing QIYI Century, iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd., were in an accumulated loss position, all of which have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which took effect on January 1, 2008 and was most recently amended on December 13, 2024. Under the Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises that are established in mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within mainland China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but who have established institutions or premises in mainland China or income generated from inside mainland China. Under the Enterprise Income Tax Law and the implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if their permanent establishment or premises in mainland China have no actual relationship to the income derived in mainland China, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside mainland China.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, which were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax. According to these laws and decisions, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates was promulgated on April 4, 2018 and took effect on May 1, 2018. The notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively.

As of the date of this annual report, our mainland China subsidiaries and the variable interest entities are generally subject to 3%, 6%, 9% or 13% VAT rate and related surcharges.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-mainland China resident enterprise investors who do not have an establishment or place of business in mainland China, or whose establishment or place of business is not effectively connected with the relevant income, to the extent such dividends are derived from sources within mainland China.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment.

According to the Circular on Several Questions Regarding the “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, when determining the applicant’s status as a “beneficial owner” with respect to the tax treatment of dividends, interest, or royalties under certain tax treaties, several factors, including whether the applicant is obligated to pay more than 50% of their income over a twelve-month period to residents of a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax, or levies tax at an extremely low rate, will be taken into account and analyzed in accordance with the specific circumstances of each case. This circular further provides that applicants who intend to prove their “beneficial owner” status shall submit the required documents to the tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. Pursuant to this circular, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by a non-mainland China resident enterprise, may be recharacterized and treated as a direct transfer of mainland China taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfers may be subject to mainland China enterprise income tax. When determining whether there is a “reasonable commercial purpose” for the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from mainland China taxable assets; whether the assets of the offshore enterprise mainly consist of direct or indirect investments in mainland China, or whether its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries that directly or indirectly hold mainland China taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. According to the circular, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The circular does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.

On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, which was amended on June 15, 2018. This circular further elaborates the implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the circular. The circular may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law, which took effect on January 1, 2008, and was amended on December 28, 2012, is primarily aimed at regulating the rights and obligations of employer-employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be, or have been, established between employers and employees. Employers are prohibited from forcing employees to work beyond certain time limits, and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local minimum wage standards and shall be paid to employees in a timely manner.

Social Insurance and Housing Fund

According to the PRC Social Insurance Law, most recently amended on December 29, 2018, and the Regulations on the Administration of Housing Funds, most recently amended in 2019, employers in mainland China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing funds. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The enforcement of the labor-related regulations in mainland China and Hong Kong may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice on Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Listed Companies, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are mainland China citizens or non-mainland China citizens residing in mainland China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a mainland China subsidiary of such an overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to individual income tax in mainland China. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and withhold individual income taxes from employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the mainland China subsidiaries fail to withhold income tax in accordance with the laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Anti-unfair Competition and Anti-monopoly

On April 23, 2019, the Standing Committee of the National People’s Congress amended the PRC Anti-unfair Competition Law, pursuant to which business operators may not engage in anti-competitive activities including but not limited to, unduly influencing transactions, confusing or defrauding consumers, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law and related regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities.

After its promulgation, the PRC anti-monopoly authorities further strengthened enforcement under the Anti-monopoly Law. In February 2021, the Anti-monopoly Committee of the State Council published the Antimonopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. In addition, the guidelines included concentrations involving companies with VIE structure within the ambit of the SAMR’s merger control review, if certain reporting thresholds are met.

In addition to the currently enacted laws and regulations, the PRC authorities have proposed certain draft regulations that would further strengthen unfair competition and anti-monopoly laws if enacted into law. In particular, on August 17, 2021, the SAMR issued the Draft Provisions on the Prohibition of Unfair Competition on the Internet for public comment. These draft provisions prohibit business operators from using data, algorithms and other technical methods to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Subsequently, certain amendments to the Anti-monopoly Law became effective in August 2022. The amended Anti-monopoly Law increased the maximum amount of fines that may be imposed on a business operator for violations of certain market concentration requirements to 10% of the business operator’s sales revenue from the preceding year and also proposes that the authority should investigate a transaction if the concentration resulting from the transaction has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, governing the mergers and acquisitions of domestic enterprises by foreign investors that took effect on September 8, 2006 and were revised on June 22, 2009. The regulations, among other things, require that if an overseas company established or controlled by mainland China companies or individuals, or mainland China citizens, intends to acquire equity interests or assets of any other mainland China domestic company affiliated with the mainland China citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The regulations also require that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the mainland China citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and other regulatory requirements. The opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Furthermore, on February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in mainland China. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirements within three business days after the completion of such offering or listing. On February 17, 2023, the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by

Domestic Enterprises, which provides that issuers who have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, including our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions.

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

Equity interest.

Notes

(1)
Dr. Yu Gong, our founder, chief executive officer and director, and Mr. Xiaohua Geng, our senior vice president, each holds 50% and 50% of the equity interests in Shanghai iQIYI.
(2)
Mr. Xiaohua Geng holds 99% of the equity interests in Beijing iQIYI and Yangshipin Integrated Media Development Co., Ltd., a third-party minority shareholder, holds 1% of the equity interests in Beijing iQIYI.
(3)
Dr. Yu Gong holds 100% of the equity interests in Shanghai Zhong Yuan.
(4)
Dr. Yu Gong and Mr. Xianghua Yang, our senior vice president, each holds 50% and 50% of the equity interests in Intelligent Entertainment.
(5)
Dr. Yu Gong and Mr. Ning Ya, president of iQIYI Pictures, each holds 50% and 50% of the equity interests in iQIYI Pictures.
(6)
Dr. Yu Gong and Mr. Xiaohui Wang, our chief content officer, each holds 50% and 50% of the equity interests in iQIYI Yinhua.

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

In October 2024, Yangshipin Integrated Media Development Co., Ltd. completed its investment of approximately RMB0.3 million in Beijing iQIYI to acquire 1% of Beijing iQIYI’s enlarged registered capital. Yangshipin Integrated Media Development Co., Ltd. is not a party to the contractual arrangements currently in effect among Beijing iQIYI, Beijing QIYI Century, and other shareholders of Beijing iQIYI. Therefore, we are unable to mandatorily purchase, or have Yangshipin Integrated Media Development Co., Ltd. pledge, the 1% equity interests in Beijing iQIYI in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of the voting rights of the 1% equity interests. We believe iQIYI, Inc. still controls and is the primary beneficiary of Beijing iQIYI for accounting purposes, as it continues to have a controlling financial interest in Beijing iQIYI pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

Commitment Letter

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as an entity of which the financial statements are consolidated by iQIYI, Inc. and Beijing QIYI Century under U.S. GAAP and the contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by the law. Such financial support shall be forgiven by iQIYI, Inc. and Beijing QIYI Century. As of December 31, 2024, iQIYI has provided RMB785.8 million (US$107.7 million) in financial support to Beijing iQIYI under this commitment letter, all of which has been forgiven.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our internet video streaming business and related business do not comply with PRC government restrictions on foreign investment in internet video streaming and related businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.”

D.
PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 29,803 square meters. We own office premises of approximately 19,458 square meters in Shanghai and land of approximately 101,722 square meters in Zhejiang Province. We also lease offices in Shanghai, Chongqing and various other cities, with an aggregate area of approximately 20,412 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases, and we plan to renew most of these leases when they expire:

Leased properties	Term	Area (square meters)
Beijing	1, 2, 3, 4 and 6 years	29,803
Shanghai	1, 3 and 5 years	2,564
Chongqing	2 and 3 years	7,876
Others	1, 2, 3, 4, 5 and 10 years	9,972
Total	/	50,215

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

A.
OPERATING RESULTS

Overview

iQIYI is a leading provider of online entertainment video services in mainland China. We remain focused on high-quality content and user experience. We provide our users with a variety of products and services encompassing online videos, online games, online literature, comics, and others. As of December 31, 2024, our comprehensive and diversified video content library boasted over 40,000 professionally produced long-form content titles, including drama series, variety shows, films, cartoons, animations, and others, along with approximately 10,000 mini-dramas.

We have developed diversified monetization models. We generate revenues through membership services, online advertising services and a suite of other monetization methods. Our monetization model fosters an environment for high-quality content production and effective content distribution on our platform, which in turn attracts a large subscriber base of high user engagement, creating a virtuous cycle. Our membership services contribute a significant portion of our revenues. We aim to enhance membership value in order to drive the loyalty, retention and lifetime value of members on our platform.

We have been generating net income since 2023. We recorded a net income of RMB1,952.6 million in 2023 and a net income of RMB790.6 million (US$108.3 million) in 2024. We have been generating positive cash flows since the second quarter of 2022. In 2024, we had a net cash inflow from operating activities of RMB2,110.1 million (US$289.1 million).

Selected Income Statement Items

Total Revenues

We derive our revenues from (i) membership services, (ii) online advertising services, (iii) content distribution and (iv) others. The following table presents our revenue lines and as percentages of our total revenues for the periods presented.

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	17,710,830	61.1	20,314,216	63.7	17,762,814	2,433,496	60.8
Online advertising services	5,331,697	18.4	6,223,903	19.5	5,714,243	782,848	19.6
Content distribution	2,562,412	8.8	2,458,610	7.7	2,846,854	390,017	9.7
Others	3,392,609	11.7	2,875,922	9.1	2,901,327	397,480	9.9
Total revenues	28,997,548	100.0	31,872,651	100.0	29,225,238	4,003,841	100.0

Membership services. We offer membership packages primarily to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, and (iii) merchandise selection and privilege. We also offer a broader selection of paid services with innovative privileges. We generate a small portion of our membership services revenue from on-demand content purchase by our users and the sale of the right to membership services through the cooperation with other parties, where we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer. We review and evaluate the scope and the price of our membership services periodically, and may adjust based on evolving market needs from time to time.

Online advertising services. Our advertising revenues are recognized net of advertising agency rebates in 2022, 2023 and 2024. Our online advertising services are in the form of brand advertising and performance-based advertising.

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

Cost of revenues. Our cost of revenues mainly consists of content costs and others. Content costs mainly consist of costs for original content, which includes amortization and impairment of capitalized produced content and expenses recorded when production costs exceed the total revenues to be earned; licensed content, which includes amortization and impairment of licensed copyrights; and revenue sharing cost for content uploaded by partners. Our cost of revenues may increase in the foreseeable future as we are committed to enhancing and diversifying our content offerings and to supporting our overseas expansion.

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

Taxation

We had income tax expense of RMB84.0 million, RMB80.0 million and RMB61.1 million (US$8.4 million) in 2022, 2023 and 2024, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong, Singapore and mainland China.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, we are generally exempted from the Hong Kong income tax on our foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

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

An enterprise may benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law if it qualifies as a High and New Technology Enterprise. A High and New Technology Enterprise certificate is normally effective for a period of three years. Certain of our mainland China subsidiaries and variable interest entities, including Beijing QIYI Century, Shanghai Zhong Yuan and Beijing iQIYI, are qualified as High and New Technology Enterprises. The related tax benefits for our entities will expire in 2025 or 2027.

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

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	17,710,830	61.1	20,314,216	63.7	17,762,814	2,433,496	60.8
Online advertising services	5,331,697	18.4	6,223,903	19.5	5,714,243	782,848	19.6
Content distribution	2,562,412	8.8	2,458,610	7.7	2,846,854	390,017	9.7
Others	3,392,609	11.7	2,875,922	9.1	2,901,327	397,480	9.9
Total revenues	28,997,548	100.0	31,872,651	100.0	29,225,238	4,003,841	100.0
Operating costs and expenses:
Cost of revenues(1)	(22,319,315)	(77.0)	(23,102,492)	(72.5)	(21,953,582)	(3,007,628)	(75.1)
Selling, general and administrative(1)	(3,466,579)	(12.0)	(4,014,070)	(12.6)	(3,682,050)	(504,439)	(12.6)
Research and development(1)	(1,899,233)	(6.5)	(1,766,610)	(5.5)	(1,778,403)	(243,640)	(6.1)
Total operating costs and expenses	(27,685,127)	(95.5)	(28,883,172)	(90.6)	(27,414,035)	(3,755,707)	(93.8)
Operating income	1,312,421	4.5	2,989,479	9.4	1,811,203	248,134	6.2
Total other expenses, net	(1,346,197)	(4.6)	(956,878)	(3.0)	(959,524)	(131,455)	(3.3)
(Loss)/income before income taxes	(33,776)	(0.1)	2,032,601	6.4	851,679	116,679	2.9
Income tax expenses	(84,000)	(0.3)	(80,047)	(0.3)	(61,090)	(8,369)	(0.2)
Net (loss)/income	(117,776)	(0.4)	1,952,554	6.1	790,589	108,310	2.7

Note:

(1)
Share-based compensation expense was allocated as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of revenues	147,045	133,160	121,048	16,584
Selling, general and administrative	425,209	314,788	273,330	37,446
Research and development	239,187	188,784	150,017	20,552
Total	811,441	636,732	544,395	74,582

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Our revenues decreased by 8.3% from RMB31,872.7 million in 2023 to RMB29,225.2 million (US$4,003.8 million) in 2024.

Membership services. Our membership services revenue decreased by 12.6% from RMB20,314.2 million in 2023 to RMB17,762.8 million (US$2,433.5 million) in 2024, primarily due to a lighter content slate.

Online advertising services. Our online advertising services revenue decreased by 8.2% from RMB6,223.9 million in 2023 to RMB5,714.2 million (US$782.8 million) in 2024, primarily due to the decrease in the brand advertising business, partially offset by the growth of performance-based advertising business.

Content distribution. Our content distribution revenue increased by 15.8% from RMB2,458.6 million in 2023 to RMB2,846.9 million (US$390.0 million) in 2024, primarily attributable to the increase in the barter transactions.

Others. Other revenues increased slightly by 0.9% from RMB2,875.9 million in 2023 to RMB2,901.3 million (US$397.5 million) in 2024.

Cost of revenues

Our cost of revenues decreased by 5.0% from RMB23,102.5 million in 2023 to RMB21,953.6 million (US$3,007.6 million) in 2024, primarily due to a decrease in the content cost.

Content cost. Content cost decreased by 4.8% from RMB16,496.4 million in 2023 to RMB15,709.7 million (US$2,152.2 million) in 2024, primarily due to a lighter content slate.

Starting in the fourth quarter of 2024, certain items within the cost of revenues have been reclassified. Personnel compensation expenses directly associated with the acquisition, licensing and production of content have been reclassified under content costs, while non-video content-related costs have been removed from content costs. This reclassification has been retrospectively applied to corresponding prior periods.

Gross profit

As a result of the foregoing, our gross profit decreased by 17.1% from RMB8,770.2 million in 2023 to RMB7,271.7 million (US$996.2 million) in 2024. Our gross profit as a percentage of total revenues declined from 27.5% in 2023 to 24.9% in 2024, primarily due to the decrease in our membership services revenue.

Selling, general and administrative expenses

Selling expenses decreased by 9.3% from RMB3,393.4 million in 2023 to RMB3,079.4 million (US$421.9 million) in 2024, primarily due to the decrease in our marketing and promotional expenses. Our marketing and promotional expenses decreased by 7.9% from RMB2,632.7 million in 2023 to RMB2,424.9 million (US$332.2 million) in 2024 due to the less spending on user acquisition and content promotions.

General and administrative expenses decreased by 2.9% from RMB620.7 million in 2023 to RMB602.7 million (US$82.6 million) in 2024.

Research and development expenses

Our research and development expenses increased slightly from RMB1,766.6 million in 2023 to RMB1,778.4 million (US$243.6 million) in 2024.

Income tax expense

In 2024, we recognized RMB61.1 million (US$8.4 million) of income tax expense, which resulted from RMB85.5 million (US$11.7 million) current year income tax and RMB24.4 million (US$3.3 million) deferred income tax income. In comparison, in 2023, we recognized RMB80.0 million of income tax expense, which resulted from RMB81.0 million current year income tax and RMB1.0 million deferred income tax expense.

Net income

As a result of the foregoing, we recorded a net income of RMB790.6 million (US$108.3 million) in 2024, compared to a net income of RMB1,952.6 million in 2023.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operation—Year Ended December 31, 2023 Compared with Year Ended December 31, 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2024.

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

B.
LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, we had RMB3,529.7 million (US$483.6 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. As of December 31, 2024, we had RMB941.6 million (US$129.0 million) in short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions. Our total current liabilities were RMB21.5 billion (US$2.9 billion) as of December 31, 2024, which primarily included RMB6,482.2 million (US$888.1 million) in accounts and notes payable, RMB4,403.7 million (US$603.3 million) in customer advances and deferred revenue, and RMB3,786.9 million (US$518.8 million) in short-term loans. As of December 31, 2024, we had unused credit lines of RMB3.3 billion (US$0.4 billion) and a working capital deficit of RMB12.0 billion (US$1.6 billion).

We generated a net income of RMB790.6 million (US$108.3 million) in 2024 and had a net cash generated from operating activities of RMB2,110.1 million (US$289.1 million) in 2024. Accounts and notes payable amounted to RMB5,671.1 million and RMB6,482.2 million (US$888.1 million) as of December 31, 2023 and 2024, respectively. A substantial majority of our accounts and notes payable are due to content providers. The increase in accounts and notes payable in 2024 was primarily due to an increase in content acquisition related payables. To finance our operations, we have incurred a significant amount of indebtedness and other liabilities in relation to our convertible senior notes and other financing arrangements. We had only been able to generate positive net cash flows since the second quarter of 2022. We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our indebtedness when our payments become due.

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
•
In December 2022, we issued an aggregate amount of US$500 million convertible notes due January 2028, to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes bear an interest rate of 6% per annum and will mature on January 1, 2028. Holders of the PAG Notes may also have the right to require us to repurchase their notes in the event of certain fundamental changes or events of default. On the maturity date, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself.
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

In addition, in February 2025, we completed an offering of US$350 million in aggregate principal amount of 4.625% convertible senior notes due March 2030. Holders of the 2030 Notes may require us to repurchase all or a portion of their notes for cash on March 15, 2028 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

We have also conducted the following structured payable arrangements in the last three fiscal years:

•
Since 2020, we have entered into structured payable arrangements with banks or other financial institutions, pursuant to which the suppliers’ receivables collection process was accelerated through selling their receivables from us to the banks or other financial institutions at a discount. We were legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,497.4 million, RMB1,771.1 million and RMB1,119.2 million (US$153.3 million) for the year ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, the outstanding borrowings from the factoring arrangements was RMB717.9 million (US$98.4 million), which is repayable within one year.

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

As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital or liquidity position or to generate or maintain positive net cash flows beyond the next 12 months. We have taken a series of measures to mitigate such risks, including stepping up efforts in accounts receivable collection as well as actively controlling spending through careful budget formulation, stringent budge implementation and payment arrangements with longer payment period. We are also exploring opportunities to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and commercial banks. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations” and “—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.” Despite our efforts to pursue our fund raising plans and business initiatives, the successful completion of these plans is dependent on factors outside of our control and there can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. In addition, the deterioration in global economic conditions or escalation of geopolitical conflicts and other adverse changes in macro-economic conditions may adversely impact our ability to secure additional financing.

As of December 31, 2024, 69.4% of our cash and cash equivalents and short-term investments were held in mainland China, while 34.5% of our cash and cash equivalents and short-term investments were held by the variable interest entities and their subsidiaries.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash (used for)/provided by operating activities	(70,569)	3,351,600	2,110,057	289,075
Net cash provided by/(used for) investing activities	265,980	(1,739,515)	(2,444,870)	(334,945)
Net cash provided by/(used for) financing activities	4,468,863	(4,285,072)	(1,370,121)	(187,705)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	122,418	92,039	14,657	2,008
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,786,692	(2,580,948)	(1,690,277)	(231,567)
Cash, cash equivalents and restricted cash at the beginning of the year	3,074,864	7,861,556	5,280,608	723,440
Cash, cash equivalents and restricted cash at the end of the year	7,861,556	5,280,608	3,590,331	491,873

Net Cash (Used for)/Provided by Operating Activities

Net cash provided by operating activities was RMB2,110.1 million (US$289.1 million) in 2024, primarily attributable to net income of RMB790.6 million (US$108.3 million), adjusted by non-cash items of RMB13,678.6 million (US$1,874.0 million) and cash outflow from changes in operating assets and liabilities of RMB12,359.1 million (US$1,693.2 million). The decrease in non-cash items compared with 2023 was primarily due to a decrease of amortization and impairment of produced content and an increase of barter transaction revenue, partially offset by an increase of amortization of licensed copyright. The decrease of cash outflow from changes in operating assets and liabilities compared with 2023 was primarily due to a decrease in accounts payable and prepayments and other assets, which was offset by an increase in other non-current liabilities.

Net cash provided by operating activities was RMB3,351.6 million in 2023, primarily attributable to net income of RMB1,952.6 million, adjusted by non-cash items of RMB14,757.5 million and cash outflow from changes in operating assets and liabilities of RMB13,358.5 million. The increase in non-cash items compared with 2022 was primarily due to an increase of amortization and impairment of produced content, which was offset by a decrease of amortization of licensed copyright. The decrease of cash outflow from changes in operating assets and liabilities compared with 2022 was primarily due to a decrease in accounts payable, which was offset by increase in other non-current liabilities.

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

Net Cash Provided by/(Used for) Investing Activities

Net cash used for investing activities was RMB2,444.9 million (US$334.9 million) in 2024, primarily due to (i) cash outflow from loans provided to related parties of RMB2,316.2 million (US$317.3 million), (ii) cash outflow from purchasing of debt securities of RMB948.0 million (US$129.9 million), and (iii) cash inflow from maturities of debt securities of RMB953.0 million (US$130.6 million).

Net cash used for investing activities was RMB1,739.5 million in 2023, primarily due to (i) cash inflow from maturities of debt securities of RMB1,769.3 million, (ii) cash outflow from loans provided to related parties of RMB1,472.6 million, and (iii) cash outflow from purchasing of debt securities of RMB1,890.5 million.

Net cash provided by investing activities was RMB266.0 million in 2022, primarily due to (i) cash outflow from purchasing of debt securities of RMB4,459.5 million, (ii) cash inflow from maturities of debt securities of RMB5,030.6 million, and (iii) cash outflow from purchase of long-lived assets of RMB348.1 million.

Net Cash Provided by/(Used for) Financing Activities

Net cash used for financing activities was RMB1,370.1 million (US$187.7 million) in 2024, primarily due to (i) cash outflow used for repayments or redemption of convertible senior notes of RMB2,914.2 million (US$399.2 million), and (ii) proceeds from long-term loans of RMB1,120.3 million (US$153.5 million).

Net cash used for financing activities was RMB4,285.1 million in 2023, primarily due to (i) cash outflow used for repayments or redemption of convertible senior notes of RMB11,736.0 million, (ii) net cash inflow from issuance of convertible senior notes of RMB4,415.4 million, and (iii) net cash inflow from follow-up offering of RMB3,391.3 million.

Net cash provided by financing activities was RMB4,468.9 million in 2022, primarily due to (i) net cash inflow from issuance of convertible senior notes of RMB3,448.6 million, and (ii) net cash inflow from issuance of ordinary shares upon private placement of RMB1,807.2 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent period primarily include our capital expenditures, long-term debt obligations, operating lease obligations, and purchase obligations.

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers, and construction in process. Our capital expenditures were RMB174.3 million, RMB37.0 million and RMB79.3 million (US$10.9 million) in the years ended December 31, 2022, 2023 and 2024, respectively. Our capital expenditures decreased significantly in 2023 because we enhanced our overall cost control initiative.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2024.

	Payment due by period
	Total	2025	2026	2027	2028	2029 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	12,295,283	735,865	1,397,734	674,962	9,475,751	10,971
Operating Lease Obligations(2)	680,315	98,666	93,591	89,125	85,931	313,002
Purchase Obligations(3)	18,416,989	9,304,783	4,924,724	2,279,480	1,377,274	530,728
Total	31,392,587	10,139,314	6,416,049	3,043,567	10,938,956	854,701

Notes:

(1)
On March 29, 2019, we issued US$1,200 million convertible senior notes, which we refer to as the 2025 Notes. The 2025 Notes are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025, unless redeemed, repurchased or converted prior to such date. In 2023, we redeemed US$1,197.6 million aggregate principal amount of the 2025 Notes as requested by the holders. The holders of the 2025 Notes may also require us to repurchase all or a portion of the 2025 Notes for cash upon a fundamental change.

On December 21, 2020, we issued US$800 million convertible senior notes and offered an additional US$100 million principal amount simultaneously, issuable pursuant to the underwriters’ exercise of option to purchase additional notes. On January 8, 2021, the additional US$100 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021, which we collectively refer to as the 2026 Notes, are senior, unsecured obligations of us, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed or converted prior to such date. In 2023, we entered into separate individually and privately negotiated agreements with certain holders of the 2026 Notes, pursuant to which we repurchased US$504.4 million principal amount of the 2026 Notes for cash. In 2024, we redeemed US$395.5 million aggregate principal amount of the 2026 Notes as requested by the holders. The holders may also require us to repurchase all or a portion of the 2026 Notes upon a fundamental change.

On December 30, 2022, we issued an aggregate amount of US$500 million convertible senior notes due January 2028, which we refer to as the PAG Notes, to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes, secured by certain collateral arrangements, bear an interest rate of 6% per annum and will mature on January 1, 2028. On the maturity date, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself. Holders of the PAG Notes also have the right to require us to repurchase all or part of their notes in the event of certain fundamental changes and events of default.

On March 7, 2023, we issued US$600 million convertible senior notes, which we refer to as the 2028 Notes. The 2028 Notes are senior, unsecured obligations of us, and interest is payable quarterly in cash at a rate of 6.50% per annum on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028, unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2028 Notes for cash on March 16, 2026, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2023 and 2024, we entered into separate individually and privately negotiated agreements with certain holders of the 2028 Notes, pursuant to which we repurchased US$34.4 million principal amount of the 2028 Notes for cash.

For further information, please see “Loans Payable” under Note 13 and “Convertible Senior Notes” under Note 14 to our consolidated financial statements included elsewhere in this annual report.

(2)
Operating lease obligations represent our obligations for leasing office premises and internet data center facilities.
(3)
Purchase obligations represent our future minimum payments under non-cancelable agreements for licensed copyrights, produced content, property management fees and fixed assets.

Other than the contractual obligations set forth above, we do not have any significant contractual obligations that are long-term debt obligations, capital/operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2024.

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

The table below sets forth the respective revenue contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and the VIEs and VIEs’ subsidiaries as of the dates and for the periods indicated:

	Total revenues(1)
	For the year ended December 31,
	2022	2023	2024
iQIYI, Inc. and its wholly-owned subsidiaries	7.6%	7.7%	6.9%
Variable interest entities and their subsidiaries	92.4%	92.3%	93.1%
Total	100.0%	100.0%	100.0%

Notes:

(1)
The percentages exclude the inter-company transactions and balances between iQIYI, Inc. and our wholly-owned subsidiaries and the variable interest entities.

	Total assets
	As of December 31,
	2022	2023	2024
iQIYI, Inc. and its wholly-owned subsidiaries	38.4%	36.2%	40.5%
Variable interest entities	61.6%	63.8%	59.5%
Total	100.0%	100.0%	100.0%

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

In the years ended December 31, 2022, 2023 and 2024, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB1,899.2 million, RMB1,766.6 million and RMB1,778.4 million (US$243.6 million), respectively, representing 6.5%, 5.5% and 6.1% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. Our research and development expenses consist primarily of personnel-related costs (including share-based compensation expenses).

D.
TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Produced content, net

We produce original content in-house and in collaboration with external parties. Produced content primarily consists of films, episodic series, mini and short dramas, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content that are predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues.

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

Licensed copyrights, net

Licensed copyrights consist of professionally produced content, such as films, drama series, mini and short dramas, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by our company in accordance with the conditions of the license agreement and the content is available for its first showing on our platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Junjie He	40	Chairman of the Board
Yu Gong	56	Chief Executive Officer and Director
Dou Shen	45	Director
Fei Qi	43	Director
Shanshan Cui	49	Director
Weijian Shan	71	Director
Sam Hanhui Sun	52	Independent Director
Conor Chia-hung Yang	62	Independent Director
Jun Wang	46	Chief Financial Officer
Xiaohui Wang	56	Chief Content Officer
Youqiao Duan	55	Senior Vice President
Xianghua Yang	48	Senior Vice President

Junjie He has served as our director since March 2021 and chairman of our board of directors since November 2022. Mr. He joined Baidu (Nasdaq: BIDU; SEHK: 9888) in June 2019 and currently serves as the Interim Chief Financial Officer of Baidu. Mr. He served as the Senior Corporate Vice President of Baidu and General Manager of Mobile Ecosystem Group (MEG), and was in full charge of MEG from May 2022 to October 2024. Prior to that, Mr. He oversaw Baidu’s M&A (Mergers & Acquisition), SIM (Strategic Investment Management), SOM (Sales Operation and Management), and FP&A (Financial Planning & Analysis) departments. Prior to joining Baidu, he had rich working experience with investment firms including China International Capital Corporation (CICC), CITIC Private Equity, Warburg Pincus and Tibet Langrun Capital. Mr. He obtained his bachelor’s degree from the Guanghua School of Management, Peking University in 2007.

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

Weijian Shan has served as our director since December 2022. Mr. Shan is the executive chairman and co-founder of PAG. Before PAG, Mr. Shan was co-managing partner of the private equity firm Newbridge Capital (now known as TPG Asia) and a partner of TPG. Before Newbridge, Mr. Shan was a managing director at J.P. Morgan. Mr. Shan was an assistant professor at the Wharton School, the University of Pennsylvania. Mr. Shan is a Trustee of the British Museum, a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited, and an independent director of Alibaba Group. Mr. Shan is the author of three books: Out of the Gobi, Money Games and Money Machine. Mr. Shan holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco.

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

Conor Chia-hung Yang has served as our independent director since April 2022. Mr. Conor Yang has also served as EHang’s (Nasdaq: EH) board director since December 2019 and as EHang’s chief financial officer since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of Tongcheng Travel Holdings Limited (HKSE: 0780), UP Fintech Holding Ltd (Nasdaq: TIGR) and Smart Share Global Limited (Nasdaq: EM). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles (UCLA).

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

B.
COMPENSATION

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB28.4 million (US$3.9 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our mainland China subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Share Incentive Plans

2010 Equity Incentive Plan

We adopted the 2010 Equity Incentive Plan, which we refer to as the 2010 Plan, on October 18, 2010, which was subsequently amended and restated on November 3, 2014, August 6, 2016 and September 15, 2020, for the purpose of granting share-based compensation awards either through a proprietary interest in our long-term success, or compensation based on fulfilling certain performance goals to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. Under the 2010 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. As of February 28, 2025, options to purchase a total of 326,630,018 Class A ordinary shares were outstanding under the 2010 Plan.

The following paragraphs summarize the terms of the 2010 Plan.

Types of Awards. The 2010 Plan permits the awards of options, share appreciation rights, share grants and restricted share units.

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

2017 Share Incentive Plan

We adopted the 2017 Share Incentive Plan, which we refer to as the 2017 Plan on November 30, 2017, which was further amended on December 7, 2017, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2017 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares. This entire allotment has been granted in the form of restricted share units, and the pool of ordinary shares reserved under the 2017 Plan has been fully utilized. Consequently, as of February 28, 2025, no awards were outstanding under the 2017 Plan.

2021 Share Incentive Plan

We also adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan, on December 2, 2021, as amended and restated on November 2, 2022, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the directors, employees and consultants to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is initially 364,000,000 Class A ordinary shares, which we refer to as the 2021 Plan Award Pool, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one share) granted shall reduce the number of shares in the 2021 Plan Award Pool available for future grants by 1.3 Class A ordinary shares; any option with nil exercise price shall have the same effect of reducing the number of shares in the 2021 Plan Award Pool as the restricted share units. As of February 28, 2025, options with nil exercise price to purchase a total of 248,192,217 ordinary shares were outstanding under the 2021 Plan.

The following paragraphs summarize the terms of the 2021 Plan.

Types of Awards. The 2021 Plan permits the awards of options and restricted share units.

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

2024 Share Incentive Plan

We adopted the 2024 Share Incentive Plan, which we refer to as the 2024 Plan, on May 23, 2024, for the purpose of promoting the success and enhance the value of iQIYI, Inc., by linking the personal interests of the directors, employees consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is initially 350,000,000 Class A ordinary shares. As of February 28, 2025, no awards were outstanding under the 2024 Plan.

The following paragraphs summarize the terms of the 2024 Plan.

Types of Awards. The 2024 Plan permits the awards of options and restricted share units.

Plan Administration. A committee of one or more members of the board acts as the plan administrator, and the board shall conduct the general administration of the plan if required by applicable laws, and with respect to awards granted to members of the committee that acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2024 Plan and any award agreement.

Award Agreement. Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The excises price of an option will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our directors, employees and consultants.

Term of the Awards. The term of each option or share appreciation right granted under the 2024 Plan shall not exceed ten years from date of the grant unless otherwise determined by the shareholders or the board under the condition that our company decides to follow home country practice.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate on May 23, 2034, provided that our board may terminate the plan at any time and for any reason.

The following table summarizes, as of February 28, 2025, the outstanding options that we granted to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Gong	155,280,390	0 to 0.51	Various dates from October 18, 2010 to April 29, 2024	Various dates from October 16, 2030 to April 29, 2034
Jun Wang	*	0 to 0.51	Various dates from February 28, 2018 to April 29, 2024	Various dates from February 28, 2028 to April 29, 2034
Xiaohui Wang	*	0 to 0.51	Various dates from August 5, 2016 to April 29, 2024	Various dates from August 5, 2026 to April 29, 2034
Youqiao Duan	*	0 to 0.51	Various dates from August 5, 2016 to April 29, 2024	Various dates from August 5, 2026 to April 29, 2034
Xianghua Yang	*	0 to 0.51	Various dates from August 5, 2016 to April 29, 2024	Various dates from August 5, 2026 to April 29, 2034
Total	237,542,745	/	/	/

Notes:

* The aggregate number of ordinary shares exercisable from all options granted is less than 1% of our total issued and outstanding ordinary shares.

As of February 28, 2025, other grantees as a group held options to purchase 337,279,490 Class A ordinary shares of our company, with exercise prices ranging from US$0 to US$0.51 per share.

C.
BOARD PRACTICES

Board of Directors

Our board of directors consists of eight directors. Baidu has the right to appoint a majority of our directors as long as it holds no less than 50% of the voting power of our Company. In addition, some of our directors are also senior management of Baidu. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with Baidu—We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.” In addition, PAG Asia has the right to appoint, remove and replace one director, who should be elected as a non-voting member of the audit committee and a voting member of the compensation committee of the board of directors, so long as the PAG Notes or Class A ordinary shares issued upon conversion of the PAG Notes beneficially owned by PAG Asia and its affiliates represents no less than 50% of the aggregate principal amount of the notes. A director is not required to hold any shares in our company by way of qualification. Subject to the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the meeting of the board, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices	Mainland China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No

	As of February 28, 2025
Total Number of Directors	8
Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	7	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.
EMPLOYEES

We had 4,981, 4,788 and 4,673 employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had 2,696 employees in Beijing and 1,977 employees in other cities in mainland China and overseas. The following table sets forth the number of our employees by function as of December 31, 2024:

Research and development	1,836
Content production and operation	1,747
Sales and marketing	705
General and administrative	385
Total	4,673

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives. We believe that we maintain a good working relationship with our employees and labor unions, and we have not experienced any material labor disputes.

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

E.
SHARE OWNERSHIP

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 6,740,711,936 ordinary shares outstanding as of February 28, 2025, comprising of 3,699,614,658 Class A ordinary shares (excluding 155,148,368 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 3,041,097,278 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned (†)		Class B Ordinary Shares Beneficially Owned (††)		Voting Power (†††)
	Number	%	Number	%	%
Directors and Executive Officers:
Junjie He	—	—	—	—	—
Yu Gong(1)	150,831,833	3.9	—	—	*
Dou Shen	*	*	—	—	*
Fei Qi	—	—	—	—	—
Shanshan Cui	—	—	—	—	—
Weijian Shan	—	—	—	—	—
Sam Hanhui Sun	—	—	—	—	—
Conor Chia-hung Yang	—	—	—	—	—
Jun Wang	*	*	—	—	—
Xiaohui Wang	*	*	—	—	*
Youqiao Duan	*	*	—	—	*
Xianghua Yang	*	*	—	—	*
All directors and executive officers as a group	226,400,554	5.8	—	—	*
Principal Shareholders:
Baidu(2)	7,933,331	*	3,041,097,278	100.0	89.2
PAG(3)	819,266,931	18.1	—	—	2.3

Notes:

* Less than 1%.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2025, by the sum of the total number of Class A ordinary shares outstanding as of February 28, 2025 and the number of Class A ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class A ordinary shares within 60 days of February 28, 2025.

†† For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2025, by the sum of the total number of Class B ordinary shares outstanding as of February 28, 2025 and the number of Class B ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class B ordinary shares within 60 days of February 28, 2025.

††† For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2025, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)
Representing (i) 142,644,944 Class A ordinary shares that Dr. Gong may purchase upon exercise of options within 60 days of February 28, 2025, and (ii) 8,186,889 Class A ordinary shares held by Cannes Ventures Limited, a company incorporated in the Cayman Islands. Cannes Ventures Limited is wholly-owned by Dr. Gong. The registered address of Cannes Ventures Limited is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.
(2)
Representing (i) 7,933,331 Class A ordinary shares, in the form of ADSs, and (ii) 2,876,391,396 Class B ordinary shares held by Baidu Holdings Limited, a company incorporated in British Virgin Islands, and (iii) 164,705,882 Class B ordinary shares held by Baidu (Hong Kong) Limited, a company incorporated in Hong Kong, as reported in the Amendment No. 1 to the Schedule 13D filed jointly by Baidu (Hong Kong) Limited, Baidu Holdings Limited and Baidu, Inc. on March 14, 2022. Baidu (Hong Kong) Limited is wholly-owned by Baidu Holding Limited, which in turn is wholly-owned by Baidu. The business address of each of Baidu Holdings Limited and Baidu (Hong Kong) Limited is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China.
(3)
Represents (i) 793,556,071 Class A ordinary shares issuable upon conversion of the PAG Notes held by PAGAC IV-4 (Cayman) Limited, (ii) 16,335,634 Class A ordinary shares issuable upon conversion of the PAG Notes held by Pacific Alliance Asia Opportunity Fund L.P., (iii) 1,539,097 Class A ordinary shares issuable upon conversion of the PAG Notes held by PAG S Class Public Pooled LP, (iv) 7,694,085 Class A ordinary shares issuable upon conversion of the PAG Notes held by PAG Capital Structure Opportunity Fund LP, and (v) 142,044 Class A ordinary shares issuable upon conversion of the PAG Notes held by PAG-P Asia Fund L.P., as reported in the Amendment No. 4 to the Schedule 13D filed jointly by PAGAC IV-1 (Cayman) Limited, PAGAC IV-2 (Cayman) Limited, PAGAC IV-4 (Cayman) Limited, PAGAC IV-6 (Cayman) Limited, PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG on December 4, 2024. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Pacific Alliance Asia Opportunity Fund L.P. and

Polymer Asia Fund LP are indirectly controlled by PAG. PAGAC IV-1 (Cayman) Limited is an exempted company incorporated in the Cayman Islands. PAGAC IV-4 (Cayman) Limited is an exempted company incorporated in the Cayman Islands. Pacific Alliance Asia Opportunity Fund L.P. is a partnership established and registered in the Cayman Islands. Polymer Asia Fund LP is a partnership established and registered in the Cayman Islands. The address of each of PAGAC IV-1 (Cayman) Limited, Pacific Alliance Asia Opportunity Fund L.P. and Polymer Asia Fund LP is P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106 Cayman Islands.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of February 28, 2025, a total of 3,518,559,389 of our Class A ordinary shares were held by three record holders in the United States, representing 95.1% of our total issued and outstanding Class A ordinary shares as of such date (excluding 155,148,368 Class A ordinary shares reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plans). As of February 28, 2025, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Enforceability of Civil Liabilities

Our business operations are primarily conducted in mainland China, and substantially all of our assets are located in mainland China. All of our directors and executive officers are located in mainland China or Hong Kong as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them any judgment obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Loan Agreement

Under the master business cooperation agreement, Baidu would provide us with a RMB650.0 million loan, which mature on the fifth anniversary of the grant date. We entered into an interest-free loan agreement with Baidu with respect to such loan on January 19, 2018. The loan was repaid in full in March 2023.

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

Other Transactions with Baidu

For the years ended December 31, 2022, 2023 and 2024, we generated membership services revenue of RMB54.4 million, RMB92.9 million and RMB90.8 million (US$12.4 million), respectively, and advertising services revenue of RMB55.7 million, RMB17.7 million and RMB7.5 million (US$1.0 million), respectively, from Baidu. Transactions other than membership and advertising services revenue were insignificant for the years ended December 31, 2022, 2023 and 2024.

We incurred cost of revenues for license fees in the amount of RMB8.2 million, RMB20.4 million and RMB35.6 million (US$4.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively. We incurred cost of revenues for bandwidth services and cloud services in the amount of RMB653.0 million, RMB550.7 million and RMB575.3 million (US$78.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively. We incurred selling, general and administrative expenses for advertising services provided by Baidu in the amount of RMB47.6 million, RMB116.1 million and RMB112.7 million (US$15.4 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, we had RMB20.0 million, RMB4.4 million and RMB1.2 million (US$0.2 million), respectively, due from Baidu. The balance mainly represents amounts due from Baidu for advertising, membership and other services.

As of December 31, 2022, 2023 and 2024, we had RMB1,879.1 million, RMB2,030.4 million and RMB2,134.8 million (US$292.5 million), respectively, due to Baidu. The related party balances mainly represented accrued expenses for bandwidth services and cloud services provided by Baidu. As of December 31, 2022, 2023 and 2024, we had RMB700.0 million, RMB50.0 million and RMB50.0 million (US$6.9 million), respectively, in loans due to Baidu. As of December 31, 2022, the total outstanding balance represents an interest-free loan of RMB50.0 million that is due on demand, and an interest-free loan of RMB650.0 million provided by

Baidu in January 2018. The RMB650.0 million interest-free loan was repaid in full in March 2023. As of December 31, 2023, and 2024, the total outstanding balance represented an interest-free loan of 50.0 million that was due on demand.

PAG

We issued an aggregate amount of US$550 million convertible senior notes due January 2028 to PAG. The PAG Notes are secured by certain collateral arrangements. The PAG Notes bear an interest rate of 6% per annum and will mature on January 1, 2028. Holders of the PAG Notes also have the right to require us to repurchase all or part of their notes in the event of certain fundamental changes or events of default. On the maturity date, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself.

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

In August 2024, we entered into a new facility agreement with PAG, supplementing the prior facility agreement executed in September 2023. Together, these agreements provide PAG with aggregate loan facilities of up to US$522.5 million, carrying an interest rate of 6% per annum. For each drawdown under these facilities, PAG releases an equivalent amount of restricted cash collateralized by us under the PAG Notes. Following PAG’s total drawdown of US$400.0 million under the facility agreements, PAG’s repurchase right for the US$522.5 million principal of the PAG Notes on or shortly after the third anniversary of the issuance date had been waived.

As of December 31, 2023 and 2024, we had RMB1,437.0 million and RMB3,854.9 million (US$528.1 million), respectively, due from PAGAC IV-4.

Other Transactions with Related Parties

For the years ended December 31, 2022, 2023 and 2024, we generated content distribution revenue of RMB190.4 million, RMB260.1 million and RMB231.8 million (US$31.8 million), respectively, from equity investees. For the years ended December 31, 2022, 2023 and 2024, we purchased content from equity investees in the amount of RMB1,513.7 million, RMB1,602.5 million and RMB1,745.7 million (US$239.2 million), respectively. Other related party transactions, including services provided by/to equity investees which we or Baidu has significant influence over in the ordinary course of business, were insignificant for each of the years presented.

As of December 31, 2022, 2023 and 2024, we had RMB144.0 million, RMB424.2 million and RMB377.9 million (US$51.8 million), respectively, due from other related parties. The balance mainly represents amounts due from our equity investees for content distribution services or paid in advance by our company for licensed copyrights acquisition.

As of December 31, 2022, 2023 and 2024, we had RMB1,043.5 million, RMB953.8 million and RMB1,113.4 million (US$152.5 million), respectively, due to other related parties. The related party balances mainly represented, (i) deferred revenues in relation to content distribution, IP licensing and advertising services to be provided to one of our equity investees; (ii) amounts owed to our equity investees for contents assets; and (iii) advances made by one of our equity investees for online advertising services.

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

Share Award Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.
INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Starting in April 2020, we and certain of our current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-1830 (U.S. District Court for the Eastern District of New York). In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794 (U.S. District Court for the Eastern District of New York), the court terminated the motion to dismiss without prejudice and ordered motion-to-dismiss briefing for the two cases under a new coordinated briefing schedule. On September 30, 2024, the court granted defendants’ motion to dismiss in its entirety with prejudice, and the matter is now closed.

We may nonetheless be subject to and need to defend against future lawsuits, investigations or claims. In the event we are subject to any such future actions, we cannot assure you that we will prevail. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation. Moreover, any such litigation, claims or process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations, all of which could harm our business.

As of December 31, 2024, there were 103 cases against us that were pending before various courts in mainland China. The aggregate amount of damages sought under these pending cases is approximately RMB223.9 million (US$30.7 million). We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2024, there were 615 cases we brought against others for copyright and trademark infringement, unfair competition and other commercial disputes that were pending before various courts in mainland China. The aggregate amount of damages we are seeking under these pending cases is approximately RMB688.3 million (US$94.3 million).

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

ITEM 9. THE OFFER AND LISTING

A.
OFFERING AND LISTING DETAILS

See “Item 9. The Offer and Listing—C. Markets.”

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

Beneficial Ownership Reporting Regime. Our company is incorporated under the Companies Act and is therefore subject to the Cayman Islands Beneficial Ownership Transparency Act, 2023 (as amended), known as the BOTA. Under the BOTA, certain legal persons may benefit from an alternative route to compliance, such that the legal person is not required to establish and maintain a beneficial ownership register, but must provide the competent authority with written confirmation as to the legal person’s relevant category. Pursuant to the BOTA, our company benefits from an alternative route to compliance, such that our company is not required to maintain a beneficial ownership register as a result of being listed on an approved stock exchange listed in Schedule 4 of the Companies Act. Our company’s corporate service provider is required to file with the competent authority such written confirmation in accordance with the BOTA which shall include the name and jurisdiction of the approved stock exchange.

C.
MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.
EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange” and “—Regulations on Dividend Distribution.”

E.
TAXATION

The following summary of Cayman Islands, mainland China and U. S. federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel.

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

Taxation of Dividends or Other Distributions on the ADSs or Class A Ordinary Shares

Subject to the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” below, the gross amount of all our distributions to you with respect to the ADSs or Class A ordinary shares will be included in your gross income as dividend income on the day actually or constructively received by the depositary, in the case of ADSs, or by you, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, you should expect to treat the full amount of the distribution as a dividend for U.S. federal income tax purposes. Dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs may be subject to reduced rates of taxation provided that (1) our ADSs are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a mainland China “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs are listed on the Nasdaq Global Select Market and will accordingly be considered to be readily tradable on an established securities market in the United States, and we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024 and we do not expect to be a PFIC in the foreseeable future, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a mainland China resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

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

Sale or Other Taxable Disposition of the ADSs or Class A Ordinary Shares

Subject to the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and your tax basis in the ADS or Class A ordinary share. The gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if your holding period for the shares exceeds one year at the time of disposition. Long-term capital gains are generally eligible for a preferential rate of taxation for individuals and certain other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, in which event you may not be able to use the foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources in the same category. However, in the event we are deemed to be a mainland China resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as mainland China-source income for foreign tax credit purposes. You should consult your tax advisor regarding the tax consequences in case any mainland China tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as mainland China-source, under your particular circumstances.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we direct activities that most significantly affect the economic performance of them and we are entitled to their economic benefits through contractual arrangements and, as a result, we consolidate the financial results of the variable interest entities in our combined and consolidated financial statement in accordance with U.S. GAAP. If it were determined, however, that we are not the owner of the variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2024 and for subsequent taxable years.

Assuming we are the owner of the variable interest entities in mainland China for U.S. federal income tax purposes, based on our income and assets and the market value of our ADSs, we believe that we were not a PFIC for our taxable year ended December 31, 2024, and do not presently expect to be a PFIC for the 2024 taxable year or the foreseeable future. However, given the lack of authority applying the PFIC rules to our particular circumstances, and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year based on that year’s composition of income and assets, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the value of certain of our assets for purposes of the asset test is generally determined by reference to the market price of the ADSs, our PFIC status may depend in part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the IRS may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

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

F.
DIVIDENDS AND PAYING AGENTS

Not applicable.

G.
STATEMENT BY EXPERTS

Not applicable.

H.
DOCUMENTS ON DISPLAY

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and expenses are mainly denominated in Renminbi. As of December 31, 2024, we had U.S. dollar-denominated cash and cash equivalents of US$92.6 million, as compared to US$1,177.2 million of U.S. dollar-denominated convertible senior notes outstanding, of which US$550.0 million principal will mature on January 1, 2028 and US$565.6 million principal will mature on March 15, 2028. To the extent that the holders of the convertible senior notes do not convert them and we cannot refinance or choose not to refinance our outstanding debt, we will need to change Renminbi into U.S. dollars to meet these obligations. Changes in the exchange rate between the Renminbi and the U.S. dollar could significantly impact the amount of Renminbi we would need to use. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB859.3 million (US$117.7 million) in the value of our U.S. dollar-denominated convertible senior notes as of December 31, 2024.

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

The RMB depreciated by 2.81% against the U.S. dollar in 2024. As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB3,755.2 million, and U.S. dollar-denominated cash and cash equivalents of US$92.6 million. Assuming we had converted RMB3,755.2 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of the end of 2024, our U.S. dollar cash balance would have been US$607.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$560.3 million instead. Assuming we had converted US$92.6 million into RMB at the exchange rate of RMB7.2993 for US$1.00 as of the end of 2024, our RMB cash balance would have been RMB4,431.1 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB4,363.5 million instead.

Interest Rate Risk

We have exposure to interest rate risk relating to the interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and interest expense of bank facilities that have a floating rate of interest. Interest-earning instruments carry a degree of interest rate risk. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations while interest expense may exceed expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2024, we received US$6.9 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal accountant, for the periods indicated.

	2023	2024
	RMB	RMB
	(in thousands)
Audit fees(1)	17,155	16,252
Other service fees(2)	3,630	—

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.
(2)
“Other service fees” means, for the years ended December 31, 2023, the aggregate fees billed for professional services rendered by our principal auditors other than services reported under “audit fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2024. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval the amendment to our 2021 Plan in 2022. We may, however, hold annual shareholders meetings in the future.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on December 31, 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F.

At management level, we have established a cybersecurity committee that consists of the company’s senior management, including the person in charge of our cybersecurity department. Our cybersecurity committee is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incidents. The representative of our cybersecurity committee reports to our board of directors (i) on a quarterly basis regarding updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our cybersecurity department will promptly organize personnel for internal assessment and report to our cybersecurity committee. If it is determined that the incident could potentially be a material cybersecurity event, the incident and assessment results will be promptly reported to the disclosure committee consisting of the senior principals in charge of our disclosure controls and procedures, and external legal counsel to the extent appropriate. Our disclosure committee will prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

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

4.63

Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.64

First Supplemental Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.65	Amended and Restated 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.66 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)
4.66

Investment Agreement, dated August 30, 2022, between the Registrant, PAGAC IV-1 (Cayman) Limited and PAG Pegasus Fund LP (incorporated herein by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.67

Deed of Amendment to the Investment Agreement, by and among the Registrant, PAGAC IV-1 (Cayman) Limited, and PAG Pegasus Fund LP, dated as of December 30, 2022 (incorporated herein by reference to Exhibit 4.68 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.68

Indenture, dated December 30, 2022, between the Registrant and Citicorp International Limited, as trustee (incorporated herein by reference to Exhibit 4.69 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.69

English translation of form Confirmation Letters executed by Beijing QIYI Century, dated February 10, 2023 (incorporated herein by reference to Exhibit 4.70 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.70

English translation of form Confirmation Letters executed by the Registrant, dated February 10, 2023 (incorporated herein by reference to Exhibit 4.71 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.71

English translation of Supplementary Agreement to the Trademark Licensing Agreement between Beijing QIYI Century and Beijing iQIYI (formerly known as “Beijing Xinlian Xinde Advertisement Media Co., Ltd.”) dated February 10, 2023 (incorporated herein by reference to Exhibit 4.72 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.72

Indenture, dated March 7, 2023, between the Registrant and Citicorp International Limited, as trustee (incorporated herein by reference to Exhibit 4.73 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.73

Facility Agreement by and among the registrant, iQIYI HK Limited, PAGAC IV-4 (Cayman) Limited and PAGAC IV-1 (Cayman) Limited, dated September 27, 2023 (incorporated herein by reference to Exhibit 4.74 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.74

English translation of Exclusive Management Consulting and Business Cooperation Agreement among Optical Era, iQIYI Yinhua, Dr. Yu Gong and Mr. Xiaohui Wang dated January 29, 2024(incorporated herein by reference to Exhibit 4.75 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.75

English translation of Exclusive Share Purchase Agreement among Optical Era, Dr. Yu Gong, Mr. Xiaohui Wang and iQIYI Yinhua dated January 29, 2024 (incorporated herein by reference to Exhibit 4.76 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.76

English translation of Loan Agreement between Optical Era and Dr. Yu Gong dated January 29, 2024 (incorporated herein by reference to Exhibit 4.77 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.77

English translation of Loan Agreement between Optical Era and Mr. Xiaohui Wang dated January 29, 2024 (incorporated herein by reference to Exhibit 4.78 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.78

English translation of Share Pledge Agreement among Optical Era, Dr. Yu Gong and iQIYI Yinhua dated January 29, 2024 (incorporated herein by reference to Exhibit 4.79 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.79

English translation of Share Pledge Agreement among Optical Era, Mr. Xiaohui Wang and iQIYI Yinhua dated January 29, 2024 (incorporated herein by reference to Exhibit 4.80 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.80

English translation of Power of Attorney by Dr. Yu Gong to Optical Era dated January 29, 2024 (incorporated herein by reference to Exhibit 4.81 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.81

English translation of Power of Attorney by Mr. Xiaohui Wang to Optical Era dated January 29, 2024 (incorporated herein by reference to Exhibit 4.82 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.82

English translation of Spousal Consent Letter of Ms. Yihong Mou dated January 29, 2024 (incorporated herein by reference to Exhibit 4.83 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.83

English translation of Spousal Consent Letter of Ms. Hua Li dated January 29, 2024 (incorporated herein by reference to Exhibit 4.84 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.84

English translation of Power of Attorney by Optical Era to iQIYI, Inc. dated January 29, 2024 (incorporated herein by reference to Exhibit 4.85 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.85

English translation of Commitment Letter by iQIYI, Inc. to iQIYI Yinhua dated January 29, 2024 (incorporated herein by reference to Exhibit 4.86 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.86*	Facility Agreement by and among the registrant, iQIYI HK Limited, PAGAC IV-4 (Cayman) Limited and PAGAC IV-1 (Cayman) Limited, dated August 8, 2024
4.87*	Amendment and Restatement Agreement between iQIYI HK Limited and PAGAC IV-4 (Cayman) Limited, dated November 28, 2024
4.88*	Indenture, dated February 24, 2025, between the Registrant and Citibank, N.A., as trustee
8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

11.2*	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iQIYI, INC.

		By:	/s/ Yu Gong
			Name:	Yu Gong
			Title:	Director and Chief Executive Officer

Date:	March 27, 2025

iQIYI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iQIYI, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Amortization of content assets

Description of the Matter

For the year ended December 31, 2024, amortization expenses related to licensed copyrights and produced content were RMB7,488,646 thousands (US$1,025,940 thousands) and RMB5,797,650 thousands (US$794,275 thousands), respectively. As discussed in Note 2 to the consolidated financial statements, based on factors including historical and estimated future viewership consumption patterns, the Company’s content assets are amortized using an accelerated method by content categories over the shorter of their respective contractual periods or estimated useful lives within ten years, beginning with the month of first availability.

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

March 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited iQIYI, Inc.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, iQIYI, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

March 27, 2025

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,434,525	3,529,679	483,564
Restricted cash		6,120	—	—
Short-term investments	3	941,738	941,610	129,000
Accounts receivable, net of allowance of RMB147,495 and RMB90,626 (US$12,416) as of December 31, 2023 and 2024, respectively	5	2,169,042	2,191,178	300,190
Prepayments and other assets	6	2,794,259	2,192,928	300,430
Amounts due from related parties	22	1,707,024	283,123	38,788
Licensed copyrights, net	7	582,521	388,718	53,254
Total current assets		12,635,229	9,527,236	1,305,226
Non-current assets:
Fixed assets, net	11	863,813	877,982	120,283
Long-term investments	4	2,260,785	2,108,477	288,860
Deferred tax assets, net	15	—	23,536	3,224
Licensed copyrights, net	7	6,966,508	6,930,053	949,413
Intangible assets, net	8	309,534	289,861	39,711
Produced content, net	9	13,376,985	14,707,869	2,014,970
Prepayments and other assets	6	3,518,210	2,913,919	399,205
Operating lease assets	12	683,897	609,832	83,547
Goodwill	10	3,820,823	3,820,823	523,451
Amounts due from related parties	22	158,590	3,950,937	541,276
Total non-current assets		31,959,145	36,233,289	4,963,940
Total assets		44,594,374	45,760,525	6,269,166

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the
      consolidated VIEs without recourse to the primary
      beneficiary of RMB12,450,389 and RMB12,435,742
      (US$1,703,690) as of December 31, 2023 and 2024,
      respectively):

Accounts and notes payable		5,671,074	6,482,209	888,059
Amounts due to related parties	22	2,953,658	3,239,036	443,746
Customer advances and deferred revenue		4,373,208	4,403,686	603,303
Short-term loans	13	3,571,637	3,786,901	518,803
Long-term loans, current portion	13	2,000	167,987	23,014
Convertible senior notes, current portion	14	2,802,442	242,460	33,217
Operating lease liabilities, current portion	12	100,883	96,675	13,244
Accrued expenses		1,910,191	1,899,083	260,173
Other liabilities		956,441	1,159,296	158,823
Total current liabilities		22,341,534	21,477,333	2,942,382

Non-current liabilities (including non-current liabilities
      of the consolidated VIEs without recourse to the
      primary beneficiary of RMB1,522,773 and
      RMB2,349,005 (US$321,813) as of
      December 31, 2023 and 2024, respectively):

Long-term loans	13	97,990	1,036,835	142,046
Convertible senior notes	14	8,143,994	8,350,570	1,144,023
Deferred tax liabilities	15	824	—	—
Amounts due to related parties	22	80,566	59,226	8,114
Operating lease liabilities	12	523,747	461,974	63,290
Other non-current liabilities		1,220,804	1,000,823	137,113
Total non-current liabilities		10,067,925	10,909,428	1,494,586
Total liabilities		32,409,459	32,386,761	4,436,968
Commitments and contingencies	17

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 3,853,820,658 and 3,854,584,680 shares issued as of December 31, 2023 and 2024, respectively; 3,675,039,807 and 3,698,793,887 shares outstanding as of December 31, 2023 and 2024, respectively)	18	237	238	33
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2023 and 2024; 3,041,097,278 shares issued and outstanding as of December 31, 2023 and 2024)	18	193	193	26
Additional paid-in capital		54,971,469	55,623,841	7,620,435
Accumulated deficit	19	(44,573,428)	(43,809,369)	(6,001,859)
Accumulated other comprehensive income	24	1,688,047	1,550,523	212,421
Noncontrolling interests		98,397	8,338	1,142
Total shareholders’ equity		12,184,915	13,373,764	1,832,198
Total liabilities and shareholders' equity		44,594,374	45,760,525	6,269,166

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Year ended December 31,
	Note	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Revenues:
Membership services		17,710,830	20,314,216	17,762,814	2,433,496
Online advertising services		5,331,697	6,223,903	5,714,243	782,848
Content distribution		2,562,412	2,458,610	2,846,854	390,017
Others		3,392,609	2,875,922	2,901,327	397,480
Total revenues		28,997,548	31,872,651	29,225,238	4,003,841
Operating costs and expenses:
Cost of revenues		(22,319,315)	(23,102,492)	(21,953,582)	(3,007,628)
Selling, general and administrative		(3,466,579)	(4,014,070)	(3,682,050)	(504,439)
Research and development		(1,899,233)	(1,766,610)	(1,778,403)	(243,640)
Total operating costs and expenses		(27,685,127)	(28,883,172)	(27,414,035)	(3,755,707)
Operating income		1,312,421	2,989,479	1,811,203	248,134
Other income/(expenses):
Interest income		69,577	257,499	271,824	37,240
Interest expenses		(715,081)	(1,130,314)	(1,062,026)	(145,497)
Foreign exchange loss, net		(167,857)	(105,434)	(97,249)	(13,323)
Share of (losses)/gains from equity method investments		(213,409)	(51,249)	17,790	2,437
Others, net		(319,427)	72,620	(89,863)	(12,312)
Total other expenses, net		(1,346,197)	(956,878)	(959,524)	(131,455)
(Loss)/Income before income taxes		(33,776)	2,032,601	851,679	116,679
Income tax expense	15	(84,000)	(80,047)	(61,090)	(8,369)
Net (loss)/income		(117,776)	1,952,554	790,589	108,310
Less: Net income attributable to noncontrolling interests		18,436	27,085	26,530	3,634
Net (loss)/income attributable to iQIYI, Inc.		(136,212)	1,925,469	764,059	104,676
Net (loss)/income attributable to ordinary shareholders		(136,212)	1,925,469	764,059	104,676
Net (loss)/income per Class A and Class B ordinary share:	20
Basic		(0.02)	0.29	0.11	0.02
Diluted		(0.02)	0.28	0.11	0.02
Net (loss)/income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic		(0.16)	2.02	0.79	0.11
Diluted		(0.16)	1.98	0.79	0.11
Shares used in net (loss)/income per Class A and Class B ordinary share computation:	20
Basic		5,988,021,425	6,675,522,809	6,729,974,821	6,729,974,821
Diluted		5,988,021,425	6,823,628,066	6,799,500,149	6,799,500,149

Other comprehensive loss:
Foreign currency translation adjustments	24	(844,725)	(163,983)	(133,922)	(18,347)
Unrealized losses on available-for-sale debt securities	24	(21,091)	(11,367)	(2,506)	(343)
Total other comprehensive loss, net of tax	24	(865,816)	(175,350)	(136,428)	(18,690)
Comprehensive (loss)/income		(983,592)	1,777,204	654,161	89,620
Less: Comprehensive income attributable to noncontrolling interests		23,106	27,142	27,626	3,785
Comprehensive (loss)/income attributable to iQIYI, Inc.		(1,006,698)	1,750,062	626,535	85,835

The accompanying notes are an integral part of the consolidated financial statement.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2022	5,598,752,855	356	49,642,014	2,709,002	(47,163,773)	88,129	5,275,728
Cumulative effect of adopting ASU 2020-06	—	—	(1,432,986)	24,938	772,123	—	(635,925)
Reversal of accretion of redeemable noncontrolling interests upon deconsolidation of subsidiaries	—	—	—	—	28,965	—	28,965
Net loss	—	—	—	—	(136,212)	18,436	(117,776)
Issuance of ordinary shares to third parties upon private placement	304,705,874	20	1,170,070	—	—	—	1,170,090
Issuance of Class B ordinary shares to Baidu upon private placement	164,705,882	10	634,460	—	—	—	634,470
Exercise of share-based awards	20,501,567	1	63,229	—	—	—	63,230
Other comprehensive loss	—	—	—	(870,486)	—	4,670	(865,816)
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	1,000	1,000
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(16,878)	(16,878)
Share-based compensation	—	—	811,441	—	—	—	811,441
Acquisition of noncontrolling interests in subsidiaries	—	—	(2,540)	—	—	(2,550)	(5,090)
Balances as of December 31, 2022	6,088,666,178	387	50,885,688	1,863,454	(46,498,897)	92,807	6,343,439
Net income	—	—	—	—	1,925,469	27,085	1,952,554
Issuance of ordinary shares upon follow-on offering, net of issuance costs	605,325,000	41	3,395,149	—	—	—	3,395,190
Exercise of share-based awards	22,145,907	2	53,900	—	—	—	53,902
Other comprehensive loss	—	—	—	(175,407)	—	57	(175,350)
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(21,552)	(21,552)
Share-based compensation	—	—	636,732	—	—	—	636,732
Balances as of December 31, 2023	6,716,137,085	430	54,971,469	1,688,047	(44,573,428)	98,397	12,184,915
Net income	—	—	—	—	764,059	26,530	790,589
Exercise of share-based awards	23,754,080	1	39,311	—	—	—	39,312
Other comprehensive loss	—	—	—	(137,524)	—	1,096	(136,428)
Issuance of a VIE's shares to noncontrolling interest holders	—	—	64,960	—	—	(64,657)	303
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(22,503)	(22,503)
Share-based compensation	—	—	544,395	—	—	—	544,395
Acquisition of noncontrolling interests in subsidiaries	—	—	3,706	—	—	(30,525)	(26,819)
Balances as of December 31, 2024	6,739,891,165	431	55,623,841	1,550,523	(43,809,369)	8,338	13,373,764
Balances as of December 31, 2024, in US$		59	7,620,435	212,421	(6,001,859)	1,142	1,832,198

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(117,776)	1,952,554	790,589	108,310
Adjustments to reconcile net (loss)/income to net cash (used for)/provided by operating activities
Depreciation of fixed assets	337,423	275,155	147,946	20,269
Amortization of intangible assets	177,019	179,380	95,595	13,096
Amortization of licensed copyrights	7,780,928	7,087,769	7,488,646	1,025,940
Amortization and impairment of produced content	5,359,648	6,548,911	5,892,927	807,328
Provision/(reversal) of credit losses	25,855	30,225	(13,347)	(1,829)
Unrealized foreign exchange loss	107,595	28,025	35,267	4,832
Gain on disposal of fixed assets	(34,901)	(16,361)	(19,459)	(2,666)
(Gain)/loss on disposal of subsidiaries or business	(367,717)	(89,571)	22,265	3,050
Accretion on convertible senior notes and others	146,079	331,967	311,236	42,639
Barter transaction revenue	(876,109)	(417,630)	(901,638)	(123,524)
Share-based compensation	811,441	636,732	544,395	74,582
Share of losses/(gains) from equity method investments	213,409	51,249	(17,790)	(2,437)
Fair value change and impairment of long-term investments	823,806	340,042	176,221	24,142
Deferred income tax expense/(benefit)	30,056	(1,008)	(24,360)	(3,337)
Other non-cash expense/(income)	5,888	(227,353)	(59,337)	(8,129)
Changes in operating assets and liabilities
Accounts receivable	312,776	193,305	6,993	958
Amounts due from related parties	49,434	(280,042)	(14,515)	(1,989)
Licensed copyrights	(6,143,075)	(6,381,628)	(6,529,740)	(894,571)
Produced content	(7,387,666)	(6,901,691)	(7,218,469)	(988,926)
Prepayments and other assets	222,399	(34,876)	699,289	95,802
Accounts payable	(2,911,022)	(288,128)	703,957	96,442
Amounts due to related parties	204,774	37,841	256,647	35,160
Customer advances and deferred revenue	750,799	141,098	30,478	4,175
Accrued expenses and other liabilities	(615,479)	173,550	76,242	10,445
Other non-current liabilities	1,023,847	(17,915)	(369,981)	(50,687)
Net cash (used for)/provided by operating activities	(70,569)	3,351,600	2,110,057	289,075
Cash flows from investing activities:
Acquisition of fixed assets	(174,263)	(36,971)	(79,319)	(10,867)
Acquisition of intangible assets	(95,506)	(67,937)	(93,719)	(12,839)
Purchase of long-term investments	(78,273)	(178,522)	(37,790)	(5,177)
Proceeds from disposal of long-term investments	20,145	109,791	61,009	8,358
Film investments made as passive investor	(59,650)	(17,600)	(14,400)	(1,973)
Proceeds from film investments as passive investor	30,200	20,689	13,512	1,851
Loans provided to related parties	—	(1,472,600)	(2,316,239)	(317,323)
Purchases of held-to-maturity debt securities	(727,943)	—	(510,000)	(69,870)
Maturities of held-to-maturity debt securities	769,766	—	510,000	69,870
Purchases of available-for-sale debt securities	(3,731,634)	(1,890,450)	(438,000)	(60,006)
Maturities of available-for-sale debt securities	4,260,759	1,769,297	443,000	60,691
Other investing activities	52,379	24,788	17,076	2,340
Net cash provided by/(used for) investing activities	265,980	(1,739,515)	(2,444,870)	(334,945)

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repayments of loans from related parties	—	(650,000)	—	—
Proceeds from short-term loans	4,277,653	4,633,238	4,952,608	678,505
Repayments of short-term loans	(5,033,931)	(4,412,667)	(4,732,857)	(648,399)
Proceeds from long-term loans	—	99,990	1,120,332	153,485
Repayments of long-term loans	—	—	(15,500)	(2,123)
Proceeds from issuance of convertible senior notes, net of issuance costs	3,448,551	4,415,401	—	—
Repayments or redemption of convertible senior notes	—	(11,735,964)	(2,914,233)	(399,248)
Acquisition of noncontrolling interests in a subsidiary	(5,090)	—	(26,819)	(3,674)
Proceeds from issuance of ordinary shares in the follow-on offering, net of issuance costs	—	3,391,277	—	—
Proceeds from issuance of ordinary shares to third parties upon private placement	1,172,732	—	—	—
Proceeds from issuance of Class B ordinary shares to Baidu upon private placement	634,470	—	—	—
Proceeds from exercise of share options	51,850	69,844	41,067	5,626
Finance lease payments	(38,132)	(27,666)	(18,256)	(2,501)
Dividends paid to noncontrolling interest shareholders	(64,240)	(44,525)	(22,503)	(3,083)
Proceeds from other financing activities	25,000	—	339,023	46,446
Repayment for other financing activities	—	(24,000)	(92,983)	(12,739)
Net cash provided by/(used for) financing activities	4,468,863	(4,285,072)	(1,370,121)	(187,705)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	122,418	92,039	14,657	2,008
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,786,692	(2,580,948)	(1,690,277)	(231,567)
Cash, cash equivalents and restricted cash at the beginning of the year	3,074,864	7,861,556	5,280,608	723,440
Cash, cash equivalents and restricted cash at the end of the year	7,861,556	5,280,608	3,590,331	491,873
Supplemental disclosures of cash flow information:
Cash paid for interest	524,484	784,242	678,069	92,895
Cash paid for income taxes	56,153	34,719	78,487	10,753
Acquisition of fixed assets included in accounts payable	3,751	6,869	95,597	13,097

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	7,097,938	4,434,525	3,529,679	483,564
Restricted cash	13,618	6,120	—	—
Long-term restricted cash	750,000	839,963	60,652	8,309

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	7,861,556	5,280,608	3,590,331	491,873

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1.
ORGANIZATION

iQIYI, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009.

The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services and online games services. The Group’s principal geographic market is in mainland China. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in mainland China.

As of December 31, 2024, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	Mainland China	March 8, 2010	100%
iQIYI HK Limited (“iQIYI HK”)	Hong Kong	April 14, 2011	100%
iQIYI Media Limited	Cayman	May 26, 2017	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI Interactive Technology Co., Ltd.	Mainland China	January 31, 2019	100%
iQIYI International Singapore Pte, Ltd.	Singapore	February 11, 2020	100%

VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”, formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	Mainland China	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	Mainland China	December 19, 2012	Nil
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	Mainland China	Acquired on May 11, 2013	Nil
Hainan iQIYI Culture Media Co., Ltd.	Mainland China	February 17, 2017	Nil

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

Minority Investment in Beijing iQIYI

In October 2024, a third-party enterprise made an investment of RMB0.3 million in Beijing iQIYI for 1% of Beijing iQIYI’s enlarged registered capital. Such third-party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, the right to appoint a director to Beijing iQIYI’s three-member board of directors, and certain protective rights.

The third-party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Beijing iQIYI, the Company, Beijing QIYI Century and Beijing iQIYI’s other shareholders. As such, the Company is not able to purchase or have the third-party minority stake holder pledge its 1% equity interests in Beijing iQIYI in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes through the wholly-owned PRC subsidiary, the Company still controls and is the primary beneficiary of Beijing iQIYI as it continues to have a controlling financial interest in Beijing iQIYI pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,832,913	803,720	110,109
Short-term investments	333,191	738,561	101,182
Accounts receivable, net	2,061,497	2,117,491	290,095
Licensed copyrights, net	361,225	193,365	26,491
Prepayments and other assets	2,603,639	2,138,706	293,002
Total current assets	8,192,465	5,991,843	820,879
Non-current assets:
Fixed assets, net	600,586	607,502	83,227
Long-term investments	1,712,915	1,577,992	216,184
Licensed copyrights, net	1,951,329	1,656,880	226,992
Produced content, net	12,349,284	13,418,428	1,838,317
Operating lease assets	545,894	486,719	66,680
Goodwill	2,345,466	2,345,466	321,328
Others	745,107	1,156,455	158,434
Total non-current assets	20,250,581	21,249,442	2,911,162
Total assets	28,443,046	27,241,285	3,732,041
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	3,197,634	3,422,348	468,860
Customer advances and deferred revenue	4,234,384	4,212,168	577,065
Short-term loans	2,292,845	1,433,031	196,324
Long-term loans, current portion	—	63,997	8,768
Operating lease liabilities, current portion	83,575	78,079	10,697
Accrued expenses and other liabilities	2,641,951	3,226,119	441,976
Total current liabilities	12,450,389	12,435,742	1,703,690
Non-current liabilities:
Long-term loans	—	935,455	128,157
Operating lease liabilities	485,139	433,549	59,396
Other non-current liabilities	1,037,634	980,001	134,260
Total non-current liabilities	1,522,773	2,349,005	321,813
Amounts due to the Company and its subsidiaries	21,712,172	19,093,453	2,615,792
Total liabilities	35,685,334	33,878,200	4,641,295

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Total revenues	26,966,013	29,783,468	27,576,488	3,777,963
Third-party revenues	26,781,187	29,432,773	27,218,410	3,728,907
Inter-Group revenues	184,826	350,695	358,078	49,056
Cost of revenues	(22,989,890)	(24,439,915)	(22,834,288)	(3,128,285)
Third-party cost of revenues	(15,746,144)	(16,776,185)	(14,847,818)	(2,034,143)
Inter-Group cost of revenues	(7,243,746)	(7,663,730)	(7,986,470)	(1,094,142)
Net income	334,414	824,015	492,482	67,470
Net cash provided by/(used for) operating activities	275,422	831,956	(2,024,567)	(277,365)
Net cash provided by/(used for) investing activities	547,231	251,794	(466,579)	(63,921)
Net cash provided by/(used for) financing activities	79,733	(141,212)	461,953	63,287

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 92%, 92% and 93% of the Group’s consolidated revenues for the years ended December 31, 2022, 2023 and 2024, respectively, after elimination of inter-company transactions. As of December 31, 2023 and 2024, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than the aforementioned in the share pledge agreements, business operation agreements and collateralization of a VIE’s office building as described in Note 13.

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

Comparative Information

Certain items in the consolidated statements of cash flows and certain tax related disclosures presented in Note 15 have been adjusted to conform with the current year’s presentation.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB7.2993 per US$1.00 on December 31, 2024, the last business day in fiscal year 2024, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC topic 320, Investments—Debt and Equity Securities (“ASC 320”). The Group classifies the short-term investments in debt investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments are included in earnings. Any realized gains or losses on the sale of short-term investments are determined on a specific identification method, and such gains or losses are reflected in earnings when realized.

The investments that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity investments and stated at amortized cost.

The investments that are bought and held principally for the purpose of selling them in the near term are classified as trading investments and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income.

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

Receivables from Online Payment Agencies, net

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions and are included in “Prepayments and other assets” on the consolidated balance sheets. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used and provides an allowance for credit losses as discussed in “Measurement of credit losses”. Receivable balances are written off when they are deemed uncollectible. As of December 31, 2023 and 2024, allowance for credit losses provided for the receivables from online payment agencies were insignificant.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Fixed assets, net

Fixed assets are stated at cost and are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Computer equipment	3 to 6 years
Office furniture and equipment	3 to 5 years
Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets
Office building	43 years
Others	5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

Produced content, net

The Group produces original content in-house and in collaboration with external parties. Produced content primarily consists of films, episodic series, mini and short dramas, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content that are predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets.

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

Licensed copyrights, net

Licensed copyrights consist of professionally produced content such as films, drama series, mini and short dramas, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

Others

Other revenues mainly include revenues from online games and other licensing.

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

Contract assets mainly represent unbilled amounts related to the Group's rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2023 and 2024, contract assets were RMB1,598,059 and RMB1,203,612 (US$164,894), respectively, net of an allowance for credit losses of RMB17,832 and RMB32,614 (US$4,468), respectively. The decrease in the balance of contract assets was primarily due to less outstanding advertising contracts as of December 31, 2024 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) non-cash credits granted to customers. Contract liabilities are primarily presented in “Customer advances and deferred revenue” and “Other non-current liabilities” on the consolidated balance sheets. Balances of contract liabilities were RMB5,219,837 and RMB5,313,558 (US$727,954) as of December 31, 2023 and December 31, 2024, respectively. Revenue recognized for the year ended December 31, 2024 that was included in contract liabilities as of January 1, 2024 was RMB3,922,288 (US$537,351).

As of December 31, 2024, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was RMB989,677 (US$135,586), which is expected to be recognized over the next two years.

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

Advertising expenses

Advertising expenses, primarily marketing spend in channel coverage and content related promotion are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended December 31, 2022, 2023 and 2024 were RMB1,809,118, RMB2,632,727 and RMB2,424,852 (US$332,203), respectively.

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

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The government subsidies with certain conditions are initially recorded as “Other liabilities” or “Other non-current liabilities” when received and will be recognized as income in “Others, net” or as a reduction of specific operating costs and expenses when the conditions are met. The government subsidies with no further conditions to be met are recognized when received as income in “Others, net” or as a reduction of specific operating costs and expenses for which the grants are intended to subsidize. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive (loss)/income.

Leases

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. For leases of infrastructure include internet data centers ("IDC") facilities, the Group accounts for the lease and non-lease components as a single lease component. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

The Group applies the provisions of ASC topic 740, Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive (loss)/income. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2019 through 2024 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, amounts due from related parties, receivables from online payment agencies and long-term restricted cash included in prepayments and other assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2024, the Group has RMB3,590,331 (US$491,873) in cash, cash equivalents, restricted cash and long-term restricted cash included in prepayments and other assets, which is held in cash and demand deposits with several financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable, contract assets, amounts due from related parties (other than loan due from PAG) and receivables from online payment agencies are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance as of December 31, 2023 and 2024.

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable denominated in U.S. dollars. The appreciation of the US$ against RMB was approximately 2.81% in 2024. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, accounts and notes payable and all the amount of convertible senior notes are denominated in U.S. dollars. Any significant fluctuation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Segment reporting

The Group adopted ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures ("ASU 2023-07") on January 1, 2024 retrospectively, which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company operates as one operating segment and derives revenues primarily from membership services, online advertising services and content distribution through the innovative platform offering a diverse collection of high-quality internet video contents. In accordance with ASC subtopic 280-10, Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the consolidated results of operations and uses consolidated net income as reported on the income statement when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, the Group does not distinguish between markets for the purpose of internal reporting, and therefore, geographical segments are not presented. The measure of segment assets is reported on the balance sheet as total consolidated assets. Since the Company operates in one segment, segment revenue, profit or loss required by "Segment Reporting" is disclosed in the consolidated statements of comprehensive (loss)/income. The Company determines that content costs are the significant segment expenses. Content costs for the years ended December 31, 2022, 2023 and 2024 were RMB16,063,486, RMB16,496,391 and RMB15,709,737 (US$2,152,225), respectively. Other segment items, representing the aggregated residual amount reconciling from segment revenue, significant segment expense and segment profit or loss, mainly include payments made to the partners that provide access to the membership services or payment processing services, advertising expenses and personnel compensation expenses.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures(“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the impact of the accounting standard updates on the consolidated financial statements.

In December 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses(“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the impact of this new standard on it consolidated financial statements.

3.
SHORT-TERM INVESTMENTS

As of December 31, 2023 and 2024, the Group’s short-term investments consist of available-for-sale debt investments with maturities of less than one year purchased from commercial banks and other financial institutions.

4.
LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

Equity investments without readily determinable fair value

As of December 31, 2023 and 2024, the carrying amounts of the Group’s equity investments without readily determinable fair value were as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Initial cost basis	2,474,037	2,140,511	293,249
Cumulative unrealized gains	82,746	72,296	9,905
Cumulative unrealized losses (including impairment)	(970,194)	(1,108,262)	(151,831)

Total carrying amount	1,586,589	1,104,545	151,323

Impairment charges recognized on equity investments measured using the measurement alternative were RMB458,559, RMB280,611 and RMB146,532 (US$20,075) for the years ended December 31, 2022, 2023 and 2024, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	31,295	4,184	—	—
Gross unrealized losses (downward adjustments excluding impairment)	—	(8,211)	—	—

Net unrealized gains/(losses) on equity securities held	31,295	(4,027)	—	—
Net realized gains on equity securities sold	—	—	21,230	2,908

Total net gains/(losses) recognized	31,295	(4,027)	21,230	2,908

Equity method investments

Strawbear Entertainment Group (or “Strawbear”), a company listed on the Hong Kong Stock Exchange (“HKSE”), is a major drama series producer and distributor in the PRC, covering the investment, development, production and distribution of TV series and web series. As of December 31, 2023 and 2024, the Group’s equity interest in Strawbear was 13.90% and 13.78%, respectively. The Group is considered to have significant influence over Strawbear and accounts for such investment as an equity method investment. In 2022 and 2023, the market value of Strawbear had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Group concluded that the decline in market value of the investment in Strawbear was other-than-temporary and impairment charges of RMB382,715 and RMB55,615 were recorded for the years ended December 31, 2022 and 2023. As of December 31, 2024, the Group’s investments in Strawbear had a fair value of RMB46,640 (US$6,390) based on the closing share price.

In January 2022, the Group entered into an amended shareholder agreement with other investors of Beijing Dreamagic Science and Technology Co., Ltd. (or “Dreamagic”), a subsidiary of the Group in the business of producing virtual reality equipment for which the Group held an 81.95% interest in Dreamagic’s common stock while other investors hold preferred stock (44.6% on a fully diluted basis). The amended shareholder agreement included substantive changes to (i) increase the number of votes to 60% of the outstanding voting interests for significant decisions of Dreamagic that are made in the ordinary course of business; and (ii) reduce the number of seats on Dreamagic's board of directors to three seats with a total of seven members. As a result, the Group lost control and deconsolidated Dreamagic and accounted for its common stock investment as an equity method investment with an initial carrying value amounting to RMB250,502 as it has significant influence over Dreamagic. The excess of the carrying value of the investment over the proportionate share of Dreamagic's net assets of RMB208,084 was recognized as basis differences and investment goodwill. In addition, the preferred stock investment of 7.28% held by the Group, on a fully diluted basis, contains substantive liquidation and redemption preference and is not considered in-substance common stock and accounted for using the measurement alternative. The Group recognized a total gain of RMB367,717 from the transaction in "Others, net" in the consolidated statement of comprehensive loss for the year ended December 31, 2022, of which substantially all of the gain relates to the re-measurement of the Group's retained investment in Dreamagic. Upon deconsolidation, a financial liability with a maximum potential amount of RMB140,044 was recognized for the Group’s obligation to guarantee payments to certain guaranteed preferred shareholders if Dreamagic is unable to pay the redemption price of the preferred shares in full upon the occurrence of redemption or liquidation event, which partially offset the disposal gain. As of December 31, 2023 and 2024, the Group’s equity interests of common stock were diluted to 42.66% on a fully diluted basis.

As of December 31, 2023 and 2024, the Group also held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amounts of the Group’s equity method investments including Strawbear and Dreamagic were RMB183,375 and RMB205,450 (US$28,147) as of December 31, 2023 and 2024, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Cost or Amortized cost	315,087	819,790	112,311
Gross unrealized gains	169,008	35,062	4,803
Gross unrealized losses	(18,089)	(65,870)	(9,024)

Fair value	466,006	788,982	108,090

5.
ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable	2,316,537	2,281,804	312,606
Allowance for credit losses	(147,495)	(90,626)	(12,416)
Accounts receivable, net	2,169,042	2,191,178	300,190

The following table presents movement of the allowance for credit losses:

	As of December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Balance at the beginning of the year	240,326	130,148	147,495	20,207
(Reversal) /Provisions	(41,943)	40,328	(29,129)	(3,991)
Write-offs	(68,235)	(22,981)	(27,740)	(3,800)
Balance at the end of the year	130,148	147,495	90,626	12,416

6.
PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Current portion:
Contract assets (i)	1,598,059	1,203,612	164,894
VAT prepayments	430,902	355,307	48,677
Prepaid licensed copyrights	19,406	37,326	5,114
Receivables from online payment agencies	534,720	451,174	61,811
Advances to suppliers	111,770	43,291	5,931
Others (ii)	99,402	102,218	14,003
	2,794,259	2,192,928	300,430

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Non-current portion:
Prepaid licensed copyrights	2,382,540	2,288,526	313,527
Licensed copyrights prepaid assets (iii)	237,030	495,842	67,930
Long-term restricted cash (iv)	839,963	60,652	8,309
Others (ii)	58,677	68,899	9,439
	3,518,210	2,913,919	399,205
(i)
The allowance for credit losses on contract assets was RMB17,832 and RMB32,614 (US$4,468) as of December 31, 2023 and 2024, respectively. The reversals charged against the allowance was RMB2,311 for the year ended December 31, 2022. The provision charged against the allowance were RMB5,423 and RMB14,782 (US$2,025) for the years ended December 31, 2023 and 2024, respectively. No write-offs were charged against the allowance for the years ended December 31, 2022, 2023 and 2024.
(ii)
The allowance for credit losses on other current and non-current assets were RMB85,965 and RMB82,511 (US$11,304) as of December 31, 2023 and 2024, respectively. The provisions charged against the allowance were RMB57,115 for the year ended December 31, 2022. The reversals charged against the allowance were RMB31,150 and RMB3,454 (US$473) for the years ended December 31, 2023 and 2024, respectively. The write-offs charged against the allowance were RMB16,688, RMB16,529 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.
(iii)
Licensed copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under nonmonetary exchanges but the counterparty has already received the content copyrights from the Group.
(iv)
Long-term restricted cash mainly represents collateral to repayments of PAG Notes (Note 14).
7.
LICENSED COPYRIGHTS, NET

	As of December 31, 2023
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	44,838,191	(37,060,309)	(228,853)	7,549,029
—Sublicensing rights	7,667,525	(7,667,525)	—	—
	52,505,716	(44,727,834)	(228,853)	7,549,029
Less: current portion
—Broadcasting rights	7,773,805	(7,177,844)	(13,440)	582,521
—Sublicensing rights	7,667,525	(7,667,525)	—	—
	15,441,330	(14,845,369)	(13,440)	582,521
Licensed copyrights—non-current
—Broadcasting rights	37,064,386	(29,882,465)	(215,413)	6,966,508
—Sublicensing rights	—	—	—	—
	37,064,386	(29,882,465)	(215,413)	6,966,508

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	46,578,345	(39,058,192)	(201,382)	7,318,771	1,002,667
—Sublicensing rights	8,338,409	(8,338,409)	—	—	—
	54,916,754	(47,396,601)	(201,382)	7,318,771	1,002,667
Less: current portion
—Broadcasting rights	7,600,279	(7,202,541)	(9,020)	388,718	53,254
—Sublicensing rights	8,338,409	(8,338,409)	—	—	—
	15,938,688	(15,540,950)	(9,020)	388,718	53,254
Licensed copyrights—non-current
—Broadcasting rights	38,978,066	(31,855,651)	(192,362)	6,930,053	949,413
—Sublicensing rights	—	—	—	—	—
	38,978,066	(31,855,651)	(192,362)	6,930,053	949,413

Amortization expense of RMB7,780,928, RMB7,087,769 and RMB7,488,646 (US$1,025,940) was recognized as cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
Within 1 year	2,883,428	395,028
Between 1 and 2 years	1,595,092	218,527
Between 2 and 3 years	1,032,611	141,467

8.
INTANGIBLE ASSETS, NET

Finite-lived intangible assets

	As of December 31, 2023
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
Intellectual property rights (i)	510,697	(328,218)	182,479
Published mobile games	396,888	(396,888)	—
Trademarks	165,262	(123,378)	41,884
Online literature	116,837	(92,751)	24,086
Domain names	185,558	(130,956)	54,602
Technology	101,000	(101,000)	—
Others	16,829	(10,346)	6,483
	1,493,071	(1,183,537)	309,534

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2024
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Intellectual property rights (i)	545,324	(352,689)	192,635	26,391
Published mobile games	305,980	(305,980)	—	—
Trademarks	165,262	(127,580)	37,682	5,162
Online literature	46,008	(39,057)	6,951	952
Domain names	185,558	(138,134)	47,424	6,497
Technology	101,000	(101,000)	—	—
Others	16,829	(11,660)	5,169	709
	1,365,961	(1,076,100)	289,861	39,711

(i)
Intellectual property rights include various rights the Company acquired either individually or in a bundle to broadcast, operate, publish, translate, distribute and/or adapt various forms of media, including but not limited to online games, literature and films.

Amortization expense was RMB177,019, RMB179,380 and RMB95,595 (US$13,096) for the years ended December 31, 2022, 2023 and 2024, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	80,938	11,088
Between 1 and 2 years	62,296	8,535
Between 2 and 3 years	52,970	7,257
Between 3 and 4 years	45,190	6,191
Between 4 and 5 years	29,694	4,068

9.
PRODUCED CONTENT, NET

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Released, less amortization and impairment
— Predominantly monetized with other contents	4,444,887	5,113,933	700,606
— Predominantly monetized on its own	61,516	20,508	2,810
	4,506,403	5,134,441	703,416
In production, less impairment
— Predominantly monetized with other contents	7,630,099	8,108,506	1,110,861
— Predominantly monetized on its own	244,787	255,380	34,987
	7,874,886	8,363,886	1,145,848
In development, less impairment
— Predominantly monetized with other contents	946,586	1,160,622	159,005
— Predominantly monetized on its own	49,110	48,920	6,701
	995,696	1,209,542	165,706
	13,376,985	14,707,869	2,014,970

Amortization expense for produced content predominantly monetized with other content assets of RMB4,556,960, RMB5,207,542, RMB5,253,938 (US$719,787) and for produced content predominantly monetized on its own of RMB735,169, RMB1,088,244, RMB543,712 (US$74,488) was recognized as “Cost of revenues” in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, approximately RMB307,632 (US$42,145) of accrued participation cost liabilities will be paid during the upcoming operating cycle.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
Within 1 year	1,585,798	217,253
Between 1 and 2 years	849,132	116,331
Between 2 and 3 years	654,746	89,700

10.
GOODWILL

The Company has one reporting unit and the changes in the carrying amount of goodwill from 2023 to 2024 was as follows:

	2023	2024	2024
	RMB	RMB	US$
Balance as of January 1	3,826,147	3,820,823	523,451
Disposal of subsidiaries or business	(5,324)	—	—
Balance as of December 31	3,820,823	3,820,823	523,451

The fair value of the Group exceeded its carrying value as of December 31, 2023 and 2024, respectively, and therefore the Group’s goodwill was not impaired.

11.
FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Computer equipment	1,651,836	1,380,891	189,181
Office building	588,685	588,685	80,650
Leasehold improvements	164,556	187,560	25,696
Office furniture and equipment	148,268	139,756	19,146
Others	23,226	22,351	3,062
	2,576,571	2,319,243	317,735
Less: Accumulated depreciation	(1,736,299)	(1,542,249)	(211,287)
Construction in progress	23,541	100,988	13,835
	863,813	877,982	120,283

Depreciation expense was RMB337,423, RMB275,155 and RMB147,946 (US$20,269) for the years ended December 31, 2022, 2023 and 2024, respectively.

12.
LEASES

The Group’s operating leases mainly related to office facilities, land use rights and IDC facilities.

As of December 31, 2023 and 2024, the weighted average remaining lease term for the Group’s operating leases were 8.3 years and 7.5 years, respectively, and the corresponding weighted average discount rates were 5.58% and 5.57%, respectively. As of

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

December 31, 2023, the weighted average remaining lease term for the Group’s finance leases were 0.7 years and the corresponding weighted average discount rates were 5.50%.

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Finance lease
Computer equipment	118,997	118,997	16,303
Accumulated depreciation	(69,040)	(84,088)	(11,520)
Computer equipment, net	49,957	34,909	4,783
Finance lease liabilities, current portion	18,586	—	—
Finance lease liabilities	—	—	—
Total finance lease liabilities	18,586	—	—

The components of lease costs were as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating lease costs(i)	155,408	117,641	108,943	14,925
Finance lease costs
Amortization of finance lease assets	22,912	22,912	15,048	2,062
Interest on lease liabilities	3,463	1,761	419	57
Total finance lease costs	26,375	24,673	15,467	2,119

(i)
Excludes short-term lease contract costs of RMB310 million, RMB274 million and RMB218 million (US$30 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Finance lease costs were recorded as cost of revenues and interest expenses. Variable lease costs were immaterial for the years ended December 31, 2022, 2023 and 2024. For the years ended December 31, 2022, 2023 and 2024, no lease costs for operating and finance leases were capitalized.

Cash paid for amounts included in the measurement of lease liabilities:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating cash payments for operating leases	129,803	110,206	102,214	14,003
Operating cash payments for finance leases	3,872	2,878	749	103
Financing cash payments for finance leases	38,132	27,666	18,256	2,501

Lease assets obtained in exchange for lease obligations:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating leases	6,868	91,025	10,296	1,411
Finance leases	—	—	—	—

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Future lease payments under lease liabilities as of December 31, 2024 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2025	98,666	13,517
2026	93,591	12,822
2027	89,125	12,210
2028	85,931	11,772
2029	73,016	10,003
Thereafter	239,986	32,878
Total future lease payments	680,315	93,202
Less: Imputed interest	(121,666)	(16,668)
Total lease liability balance	558,649	76,534

13.
LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2023 and 2024 amounted to RMB3,571,637 and RMB3,786,901 (US$518,803), respectively, which primarily consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2023, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group and collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB509,348, which was released from collateral in December 2024. As of December 31, 2024, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group.

Structured payable arrangements

In 2022, 2023 and 2024, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from the Group to the banks or other financial institutions at a discount. For the years ended December 31, 2022, 2023 and 2024, the Group was legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,497,423, RMB1,771,139 and RMB1,119,193 (US$153,329), respectively, which will mature within one year.

As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2023 and 2024, the outstanding borrowings from the factoring arrangements were RMB1,055,806 and RMB717,945 (US$98,358), respectively, which are repayable within one year and are included in “Short-term loans” on the consolidated balance sheets.

The weighted average interest rate for all of the outstanding short-term borrowings mentioned above as of December 31, 2023 and 2024 was 3.95% and 2.89%, respectively. As of December 31, 2023 and 2024, the aggregate amounts of unused lines of credit for short-term loans were RMB2,176,120 and RMB2,744,078 (US$375,937), respectively.

Long-term Loans

As of December 31, 2023 and 2024, the outstanding long-term loans were RMB99,990 and RMB1,204,822 (US$165,060), respectively, which primarily consisted of secured RMB denominated borrowings from financial institutions in the PRC. The repayments are guaranteed by subsidiaries within the Group and collateralized by the land use right of one of the Group’s subsidiaries with a carrying amount of RMB43,438 (US$5,951) as of December 31, 2024. The principal of primarily all of the long-term loans will be repaid within three years and the amount repayable within the next twelve months are classified as “Long-term loans, current portion”.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The weighted average interest rate for all of the outstanding long-term borrowings as of December 31, 2023 and 2024 was 4.30% and 3.58%, respectively. As of December 31, 2024, the aggregate amounts of unused lines of credit for long-term loans were RMB532,678 (US$72,977).

14.
CONVERTIBLE SENIOR NOTES

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

Holders of the PAG Notes have the right to require the Company to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of the Company pursuant to their rights in the definitive agreements. As a result, the Investors are considered related parties since then (Note 22). For the years ended December 31, 2023 and 2024, the amount of interest cost recognized of the PAG Notes was RMB472,756 and RMB486,940 (US$66,711). The repayments of PAG Notes are guaranteed by equity interests of certain subsidiaries within the Group and collateralized by partial cash consideration related to certain contracts for which RMB54,532 (US$7,471) cash consideration has been charged as of December 31, 2024 and recorded as long-term restricted cash (Note 6).

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

If any event of default are to take place, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of (or, in the case of the PAG Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the event of default), and accrued and unpaid interest on, all the outstanding convertible senior notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. The Company may also be required to pay additional interest. If any fundamental change are to take place, holders of the notes will have the right, at their option, to require the Company to repurchase all of their notes or any portion of the principal amount (or, in the case of the PAG Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid interests. In the event of a fundamental change, the Company may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2024, there was no such event of default or fundamental change.

Accounting for Convertible Senior Notes

As the 2025 Notes, the 2026 Notes, the 2028 Notes and the PAG Notes (collectively as the “Notes”) were not issued at a substantial premium, all of the proceeds received from the issuance of the Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing the Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the Notes to its face value (120% or 130% of the principal amount for PAG Notes) on the respective put dates or maturity dates of the Notes. For the year ended December 31, 2024, the effective interest rates of the PAG Notes and the 2028 Notes were 10.20% and 7.15%, respectively.

The cost of the 2025 Capped Call of US$84.5 million was recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value recorded.

In 2023, the net proceeds from the issuance of the 2028 Notes was US$589.5 million, after deducting underwriting discounts and offering expenses of US$10.5 million from the initial proceeds of US$600 million.

In accordance with the facility agreements entered into in August 2024 (Note 22), upon PAG's total drawdown of US$400.0 million in August 2024, PAG's repurchase right for the US$522.5 million principal of the PAG Notes on or shortly after the third anniversary of the issuance date was waived. It was accounted for as a debt modification pursuant to ASC 470-50, Debt—Modifications and Extinguishment (“ASC 470-50”), resulting in the effective interest rates of the PAG Notes held by PAG decreased from 12.05% to 10.20%.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In 2023 and 2024, the Company repurchased the 2025 Notes and the 2026 Notes with aggregate principal amount of US$1,197.6 million and US$395.5 million (equivalent to RMB2,886.5 million), respectively, as requested by the holders. As of December 31, 2024, the Company repurchased the 2026 Notes and the 2028 Notes with the aggregate principal amount of US$504.4 million and US$34.4 million, respectively, upon separate and individually privately negotiated agreements with certain holders. Following settlement of the repurchase, a difference between the net carrying amount of the repurchased notes and the repurchased price was recognized as extinguishment gain and reported in "Others, net" in the consolidated statements of comprehensive (loss)/income.

The carrying amount of the Notes as of December 31, 2023 and 2024 were as follows:

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB	US$
Principal	10,801,658	8,161,394	1,118,106
Less: unamortized discount and debt issuance costs	(144,778)	(431,636)	(59,134)
Net carrying amount	10,946,436	8,593,030	1,177,240

For the years ended December 31, 2022, 2023 and 2024, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Contractual interest expense	404,120	644,143	571,193	78,253
Amortization of the discount and issuance costs	65,475	292,238	278,243	38,119
Total	469,595	936,381	849,436	116,372

As of December 31, 2024, the PAG Notes will be accreted up to the principal amount of US$679.3 million (130% of the principal amount of PAG Notes held by PAG) and US$33.0 million (120% of the remaining principal amount of PAG Notes) over a remaining period of 3 years and 1 year, respectively, and the 2028 Notes will be accreted up to the principal amount of US$565.6 million over a remaining period of 1.21 years. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.

The aggregate amounts upon scheduled maturities of US$2.4 million, US$0.1 million and US$1,280.6 million (equivalent to RMB17.3 million, RMB1.1 million and RMB9,347.5 million, respectively) of the Notes will be repaid when they become due in 2025, 2026 and 2028, respectively, assuming there is no conversion of the Notes, no redemption of the Notes prior to their maturities, the convertible senior notes holders hold the Notes until their maturities and the Company elects to fully settle the Notes in cash.

15.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are generally be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

Certain PRC subsidiaries and VIEs, including Beijing QIYI Century, Shanghai Zhong Yuan and Beijing iQIYI are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2025 or 2027.

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

The Group’s (loss) /income before income taxes consists of:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Non-Mainland China	(505,068)	(366,657)	(445,424)	(61,023)
Mainland China	471,292	2,399,258	1,297,103	177,702
	(33,776)	2,032,601	851,679	116,679

Income tax expense for the years ended December 31, 2022, 2023 and 2024 consists of:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current income tax expense	53,944	81,055	85,450	11,706
Deferred income tax expense/(benefit)	30,056	(1,008)	(24,360)	(3,337)
	84,000	80,047	61,090	8,369

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss or income is as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Income tax (benefit)/expense at PRC statutory rate	(8,444)	508,150	212,920	29,170
Effect of differing tax rates in different jurisdictions	184,999	98,963	139,126	19,060
Non-deductible expenses and non-taxable income, net	(119,094)	119,442	33,714	4,619
Research and development super-deduction	(115,975)	(141,454)	(140,153)	(19,201)
Effect of PRC preferential tax rates	23,564	(169,264)	(111,365)	(15,257)
Other adjustments	(41,940)	14,692	8,962	1,228
Change in valuation allowance	160,890	(350,482)	(82,114)	(11,250)
Income tax expense	84,000	80,047	61,090	8,369

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and others	545,144	620,639	85,027
Bad debt provision	75,942	69,182	9,478
Net operating losses carried forward	1,565,134	1,561,051	213,863
Recorded cost relating to capitalized assets	3,527,191	3,406,425	466,678
Operating lease liabilities	94,062	81,807	11,208
Fixed assets depreciation	13,578	11,836	1,621
Valuation allowance	(5,686,869)	(5,604,755)	(767,848)
Deferred tax assets, net	134,182	146,185	20,027
Deferred tax liabilities:
Long term investment fair value change	40,944	40,842	5,595
Operating lease assets	94,062	81,807	11,208
	135,006	122,649	16,803

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets, net	—	23,536	3,224
Deferred tax liabilities	824	—	—

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023 and 2024, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

As of December 31, 2023 and 2024, the Group had tax losses of RMB9,992,905 and RMB9,748,495 (US$1,335,538) deriving from entities in Mainland China, Hong Kong and Singapore. The tax losses in the Mainland China can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2024 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented. As of and for the years ended December 31, 2022, 2023 and 2024, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. And the Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2022, 2023 and 2024. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

16.
EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries, VIEs and VIE’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB482,988, RMB482,083 and RMB441,682 (US$60,510) for the years ended December 31, 2022, 2023 and 2024, respectively.

17.
COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2024:

Commitments for property management fees	RMB	US$
2025	5,987	820
2026	5,619	770
2027	4,810	659
2028	4,613	632
2029 and thereafter	17,941	2,458
	38,970	5,339

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2024:

Commitments for Licensed Copyrights and Produced Content	RMB	US$
2025	9,275,101	1,270,684
2026	4,899,775	671,266
2027	2,256,150	309,091
2028	1,355,071	185,644
2029 and thereafter	497,584	68,169
	18,283,681	2,504,854

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Capital commitment

Future minimum payments under non-cancelable agreements for the purchase of fixed assets consist of the following as of December 31, 2024:

Capital commitment	RMB	US$
2025	23,695	3,246
2026	19,330	2,648
2027	18,520	2,537
2028	17,590	2,410
2029 and thereafter	15,203	2,083
	94,338	12,924

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2024. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, with certain restricted deposits used as security against certain lawsuits, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB38,605 and RMB14,529 (US$1,990) in “Accrued expenses” in the consolidated balance sheets as of December 31, 2023 and 2024.

Starting in April 2020, the Group and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents. In May 2021, these actions were consolidated under one case. In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action against Baidu, the Court terminated the motion to dismiss without prejudice and ordered a motion-to-dismiss briefing for the two cases under a new coordinated briefing schedule. In September 2024, the court granted defendant's motion to dismiss in its entirety with prejudice, and the case was closed. As a result, as of December 31, 2024, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of December 31, 2024, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after December 31, 2024, but related to cases arising on or before December 31, 2024. The Group is in the process of appealing certain judgments for which losses have been accrued.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

As of December 31, 2024, there were 3,698,793,887 and 3,041,097,278 Class A and Class B ordinary shares outstanding, and 155,790,793 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

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

As of December 31, 2023 and 2024, the Company's PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB 43,787 and RMB46,235 (US$6,334), respectively, in its statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2024. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB19,385,767 (US$2,655,839) as of December 31, 2024.

20.
(LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted (loss)/earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the if-converted method and the treasury stock method. The effect of the convertible senior notes was excluded from the computation of diluted net (loss)/earnings per share for the years ended December 31, 2022, 2023 and 2024, as its effect would be anti-dilutive. The effect of share options was excluded from the computation of diluted net loss per share for the years ended December 31, 2022, as its effect would be anti-dilutive.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic and diluted (loss)/earnings per Class A and Class B ordinary share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

	Year ended December 31,
	2022		2023		2024		2024
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
(Loss)/earnings per share—basic:
Numerator
Net (loss)/income attributable to iQIYI, Inc.	(67,733)	(68,479)	1,048,303	877,166	418,801	57,376	345,258	47,300
Numerator used for basic (loss)/earnings per share	(67,733)	(68,479)	1,048,303	877,166	418,801	57,376	345,258	47,300
Denominator
Weighted average number of ordinary shares outstanding	2,977,609,078	3,010,412,347	3,634,425,531	3,041,097,278	3,688,877,543	3,688,877,543	3,041,097,278	3,041,097,278
Denominator used for basic (loss)/earnings per share	2,977,609,078	3,010,412,347	3,634,425,531	3,041,097,278	3,688,877,543	3,688,877,543	3,041,097,278	3,041,097,278
(Loss)/earnings per share—basic	(0.02)	(0.02)	0.29	0.29	0.11	0.02	0.11	0.02

(Loss)/earnings per share—diluted:
Numerator
Allocation of net (loss)/income available to iQIYI, Inc.'s ordinary shareholders	(67,733)	(68,479)	1,067,342	858,127	422,331	57,859	341,728	46,817
Reallocation of net (loss)/income available to iQIYI, Inc.'s ordinary shareholders as a result of conversion of Class B to Class A shares	(68,479)	—	858,127	—	341,728	46,817	—	—
Numerator used for diluted (loss)/earnings per share	(136,212)	(68,479)	1,925,469	858,127	764,059	104,676	341,728	46,817
Denominator
Weighted average number of ordinary shares outstanding	2,977,609,078	3,010,412,347	3,634,425,531	3,041,097,278	3,688,877,543	3,688,877,543	3,041,097,278	3,041,097,278
Conversion of Class B to Class A ordinary shares	3,010,412,347	—	3,041,097,278	—	3,041,097,278	3,041,097,278	—	—
Share-based awards	—	—	148,105,257	—	69,525,328	69,525,328	—	—
Denominator used for diluted (loss)/earnings per share	5,988,021,425	3,010,412,347	6,823,628,066	3,041,097,278	6,799,500,149	6,799,500,149	3,041,097,278	3,041,097,278
(Loss)/earnings per share—diluted	(0.02)	(0.02)	0.28	0.28	0.11	0.02	0.11	0.02

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

2024 Equity Incentive Plan

On May 8, 2024, the Company adopted its 2024 Equity Incentive Plan (the “2024 Plan”), which permits the grant of restricted shares units and options to the directors, employees, consultants and other individuals of the Company. Under the 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall initially be 350,000,000 ordinary share. The 2024 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2024 Plan. Any unvested portion of the restricted shares units and options will be forfeited upon the termination of the grantee’s service for any reason. In the event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will be expired upon 90 days following such termination. As of December 31, 2024, the Company has not granted any restricted share units or options under the 2024 Plan.

The following table sets forth the summary of option activity for the year ended December 31, 2024:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$ in thousands)
Outstanding, December 31, 2023	532,286,814	0.31
Granted (i)	80,139,500	0.01
Forfeited/Expired	(10,216,305)	0.12
Exercised	(23,754,087)	0.23
Outstanding, December 31, 2024	578,455,922	0.28	6.45	72,872
Vested and expected to vest as of December 31, 2024	563,629,595	0.28	6.39	68,826
Exercisable as of December 31, 2024	368,205,208	0.40	5.42	18,652

(i)
It consists a total of 79,229,500 options granted with an exercise price of US$0 each that will reduce the number of ordinary shares under the 2021 Plan available for future grants by 1.3 ordinary shares.

As of December 31, 2024, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share options granted to the Group’s employees and directors was RMB775,735 (US$103,535). Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.32 years and may be adjusted for future changes in estimated forfeitures.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2022, 2023 and 2024 were US$0.60, US$0.87 and US$0.63, respectively. The total fair value of options vested during the years ended December 31, 2022, 2023 and 2024 were RMB765,284, RMB558,864 and RMB496,269 (US$67,989), respectively. Total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 were RMB36,011, RMB54,998 and RMB26,985 (US$3,697), respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and non-employees were as follows:

	Year Ended December 31,
	2022	2023	2024
Fair value of ordinary shares (US$)	0.40~0.72	0.64	0.72
Risk-free interest rate (%)	1.72~2.00	3.70	4.61
Expected volatility (%)	51.1~51.2	79.2	75.7
Expected dividend yield	—	—	—
Expected exercise multiple	2.2~2.8	2.8	2.8

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

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cost of revenues	147,045	133,160	121,048	16,584
Selling, general and administrative	425,209	314,788	273,330	37,446
Research and development	239,187	188,784	150,017	20,552
	811,441	636,732	544,395	74,582

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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
Baidu and its subsidiaries (“Baidu Group”) PAGAC IV-4 (Cayman) Limited ("PAG") Others

Controlling shareholder of the Company

An entity, of which the co-founder and executive chairman is the director of the Company

Equity investees that the Group or Baidu Group has significant influence over

b)
The Group had the following related party transactions with the major related parties:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Membership services
Membership services revenue earned from memberships sold to Baidu Group	54,401	92,900	90,816	12,442
Online advertising revenues
Advertising services provided to Baidu Group	55,664	17,696	7,509	1,029
Advertising services provided to Others	224,110	178,913	63,876	8,751
Content distribution revenues
Content licensed to Others (i)	190,398	260,086	231,825	31,760
Other revenues
Others	53,521	91,970	56,675	7,764
Interest income
Loan due from PAG	—	17,624	121,212	16,606
Cost of revenues
License fees to Baidu Group	8,183	20,416	35,557	4,871
Bandwidth and cloud services fee to Baidu Group	653,001	550,748	575,347	78,822
Others (ii)	223,149	326,927	287,379	39,371
Selling, general and administrative
Advertising services provided by Baidu Group	47,617	116,068	112,686	15,438
Others	22,011	24,642	14,531	1,991

(i)
The transactions mainly represent revenues derived from content distributed to Investee A and Investee B.
(ii)
The transactions mainly represent revenue sharing arrangements with various equity investees, pursuant to which the Group incurred revenue sharing cost for content uploaded or provided by the equity investees.

For the years ended December 31, 2022, 2023 and 2024, the Group purchased content and others from equity investees in an amount of RMB1,513,683, RMB1,602,510 and RMB1,745,657 (US239,154), respectively. Except for the transaction disclosed above, other related party transactions were insignificant for each of the years presented.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

c)
The Group had the following related party balances with the major related parties:

Except for the non-trade balances disclosed below, amounts due from/due to related parties as of December 31, 2023 and 2024 relate to transactions arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	4,389	1,243	170
Loan due from PAG (ii)	1,437,044	41,010	5,618
Due from Others (iii)	265,591	240,870	33,000
	1,707,024	283,123	38,788
Amounts due from related parties, non-current:
Loan due from PAG (ii)	—	3,813,937	522,507
Due from Others (iv)	158,590	137,000	18,769
	158,590	3,950,937	541,276

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (v)	50,000	50,000	6,850
Due to Baidu Group (vi)	2,027,194	2,131,649	292,035
Deferred revenue in relation to services to be provided to an equity investee (vii)	21,186	21,186	2,902
Due to Others (viii)	855,278	1,036,201	141,959
	2,953,658	3,239,036	443,746
Amounts due to related parties, non-current:
Due to Baidu Group (vi)	3,231	3,178	435
Deferred revenue in relation to services to be provided to an equity investee (vii)	76,433	55,147	7,555
Due to Others	902	901	124
	80,566	59,226	8,114

(i)
The balance mainly represents amounts due from Baidu Group for membership services, online advertising services and other services.
(ii)
As of December 31, 2023, the balance represents a non-trade loan and interest receivables due from PAG with the principal of US$200 million at an interest rate of 6%, due on July 1, 2024 if the Company requires repayment, or otherwise will due on the date which PAG and its affiliates cease to hold any portion of the PAG Notes (Note 14) in accordance with a facility agreement entered into in September 2023. In August 2024, the Company entered into another facility agreement with PAG and these facility agreements together provide PAG loan facilities up to US$522.5 million in aggregate, with an interest rate of 6% per annum. As of December 31, 2024, the total principal balance of US$522.5 million (equivalent to RMB3,813.9 million) is then due on the date which PAG and its affiliates cease to hold any portion of the PAG Notes. PAG released certain collateral secured by the Company under the PAG Notes and pledged to the Company a portion of the PAG Notes, each in an amount equivalent to the amount of this non-trade loan.
(iii)
The balance mainly represents amounts due from or advances made to equity investees for content distribution services and other services.
(iv)
The balance mainly represents prepayments for licensed copyrights to be received from the Group’s equity investees.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(v)
The total outstanding balance represents a non-trade interest-free loan of RMB50,000.
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
23.
FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2023 and 2024 and non-recurring fair value measurements as of December 31, 2023 and 2024:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2023:
Cash equivalents
Time deposits (i)		32,292
Short-term investments
Available-for-sale debt securities (i)		941,738
Long-term investments
Available-for-sale debt securities (ii)			466,006
Equity investments at fair value with readily determinable fair value	24,815
Convertible senior notes, current portion (iii)		2,727,147
Convertible senior notes, non-current portion (iii)		3,756,945	5,123,936

As of December 31, 2024:
Cash equivalents
Time deposits (i)		781,205
Short-term investments
Available-for-sale debt securities (i)		941,610
Long-term investments
Available-for-sale debt securities (ii)			788,982
Equity investments at fair value with readily determinable fair value	9,500
Convertible senior notes, current portion (iii)		16,671	207,531
Convertible senior notes, non-current portion (iii)		3,932,041	3,765,189

Non-recurring
As of December 31, 2023:
Produced content monetized on its own (iv)			25,238	(253,125)
Long-term investments (v)	43,343		228,259	(336,226)
Equity investments without readily determinable fair value (vi)			269,415	(4,027)

As of December 31, 2024:
Produced content monetized on its own (iv)			73,936	(95,277)	(13,053)
Long-term investments (v)			344,843	(192,613)	(26,388)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

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

	2023	2024	2024
	RMB	RMB	US$
Balance as of January 1,	485,324	466,006	63,843
Addition	—	492	67
Disposals	(17,596)	(52,581)	(7,204)
Conversion	6,509	370,373	50,741
Accrued interest	3,136	618	85
Net unrealized fair value change recognized in other comprehensive income	(11,367)	(2,506)	(343)
Foreign currency translation adjustments	—	6,580	901
Balance as of December 31	466,006	788,982	108,090

(iii)
The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets, and presents the fair value for disclosure purposes only. The fair values of the convertible senior notes are classified as Level 2 or Level 3 in the fair value hierarchy. For further information on the convertible senior notes, see Note 14.

Non-recurring

(iv)
Due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. The Group considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured to the fair value as of each quarter end. Impairment charges of RMB67,519, RMB253,125 and RMB95,277 (US$13,053) were recognized for produced content predominantly monetized on its own and were recognized as cost of revenues in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2022, 2023 and 2024, respectively.
(v)
The Group measures certain financial assets, including equity method investments at fair value on a non-recurring basis only if an impairment charge recognized. The fair values of the Group’s investments in publicly listed companies are measured using quoted market prices. For estimating the fair value of investments without observable market prices, the Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (Level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. As a result of the above assessment, certain long-term investments were determined to be impaired, and the impairment charges were recognized in the consolidated statements of comprehensive (loss)/income during the years ended December 31, 2022, 2023 and 2024.
(vi)
For equity investments accounted for under the measurement alternative, the equity investment is measured at fair value on a non-recurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The fair values of the Group’s privately held

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

investments as disclosed are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. As a result of the above assessment, certain equity investments accounted for under the measurement alternative were re-measured to their fair values, and the total net unrealized gains/(losses) (Note 4) were recognized in "Others, net" in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2022 and 2023.
24.
ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustments	Unrealized losses on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2021	2,711,428	(2,426)	2,709,002
Other comprehensive loss before reclassification	(844,725)	(21,091)	(865,816)
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive loss	(844,725)	(21,091)	(865,816)
Cumulative effect of adopting ASU 2020-06	24,938	—	24,938
Other comprehensive income attributable to noncontrolling interests	(4,670)	—	(4,670)
Balance at December 31, 2022	1,886,971	(23,517)	1,863,454
Other comprehensive loss before reclassification	(163,983)	(11,367)	(175,350)
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive loss	(163,983)	(11,367)	(175,350)
Other comprehensive income attributable to noncontrolling interests	(57)	—	(57)
Balance at December 31, 2023	1,722,931	(34,884)	1,688,047
Other comprehensive loss before reclassification	(133,922)	(8,899)	(142,821)
Amounts reclassified from accumulated other comprehensive income	—	6,393	6,393
Net current-period other comprehensive loss	(133,922)	(2,506)	(136,428)
Other comprehensive income attributable to noncontrolling interests	(611)	(485)	(1,096)
Balance at December 31, 2024	1,588,398	(37,875)	1,550,523
Balance at December 31, 2024 in US$	217,610	(5,189)	212,421

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

Gains in the amount of RMB2,054,601, RMB687,370 and RMB529,539 (US$81,178) on intracompany foreign currency transactions that are of a long-term-investment nature are included in the foreign currency translation adjustments for the years ended December 31, 2022, 2023 and 2024, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

25.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		401,002	887,386	121,571
Prepayments and other assets		4,725	2,543	348
Amounts due from entities within the Group		22,653,118	21,082,425	2,888,281

Total current assets		23,058,845	21,972,354	3,010,200

Total non-current assets		—	—	—

Total assets		23,058,845	21,972,354	3,010,200

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes		2,802,442	242,460	33,217
Accrued expenses and other liabilities		25,891	13,898	1,904

Total current liabilities		2,828,333	256,358	35,121

Non-current liabilities
Convertible senior notes	14	8,143,994	8,350,570	1,144,023

Total non-current liabilities		8,143,994	8,350,570	1,144,023

Total liabilities		10,972,327	8,606,928	1,179,144

Commitments and contingencies	17
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 3,853,820,658 and 3,854,584,680 shares issued as of December 31, 2023 and 2024, respectively; 3,675,039,807 and 3,698,793,887 shares outstanding as of December 31, 2023 and 2024, respectively)	18	237	238	33
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2023 and 2024; 3,041,097,278 shares issued and outstanding as of December 31, 2023 and 2024)	18	193	193	26
Additional paid-in capital		54,971,469	55,623,841	7,620,435
Accumulated deficit	19	(44,573,428)	(43,809,369)	(6,001,859)
Accumulated other comprehensive income	24	1,688,047	1,550,523	212,421

Total shareholders’ equity		12,086,518	13,365,426	1,831,056

Total liabilities and shareholders’ equity		23,058,845	21,972,354	3,010,200

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Comprehensive (Loss)/Income

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	(66,883)	(11,397)	(13,814)	(1,893)

Operating loss
Share of income of subsidiaries, VIEs and VIEs’ subsidiaries	2,076,676	2,975,000	1,844,679	252,720
Interest income	12,845	115,209	59,742	8,185
Interest expenses	(234,870)	(726,487)	(672,647)	(92,152)
Foreign exchange loss, net	(1,954,314)	(665,335)	(640,334)	(87,725)
Others, net	30,334	238,479	186,433	25,541

Net (loss)/income	(136,212)	1,925,469	764,059	104,676

Net (loss)/income attributable to ordinary shareholders	(136,212)	1,925,469	764,059	104,676

Other comprehensive loss:
Foreign currency translation adjustments	(849,395)	(164,040)	(134,533)	(18,431)
Unrealized losses on available-for-sale debt securities	(21,091)	(11,367)	(2,991)	(410)

Total other comprehensive loss, net of tax	(870,486)	(175,407)	(137,524)	(18,841)

Comprehensive (loss)/income	(1,006,698)	1,750,062	626,535	85,835

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash used for operating activities	(157,273)	(370,682)	(35,985)	(4,930)
Net cash (used for)/provided by investing activities	(2,462,807)	238,001	3,384,507	463,676
Net cash provided by/(used for) financing activities	5,307,603	(3,859,442)	(2,873,166)	(393,622)
Effect of exchange rate changes on cash and cash equivalents	31,492	58,157	11,028	1,510

Net increase/(decrease) in cash and cash equivalents	2,719,015	(3,933,966)	486,384	66,634
Cash and cash equivalents at the beginning of the year	1,615,953	4,334,968	401,002	54,937
Cash and cash equivalents at the end of the year	4,334,968	401,002	887,386	121,571

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. The subsidiaries, VIEs and VIEs’ subsidiaries losses are reported as “Share of income of subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive (loss)/income. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries, VIEs and VIEs’ subsidiaries was reduced to nil as of December 31, 2023 and 2024, and the carrying amount of “Amounts due from entities within the Group” was further adjusted as the Company committed to provide financial support to its VIEs as disclosed in Note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

26.
SUBSEQUENT EVENTS

In February 2025, the Company issued an aggregate principal amount of US$350 million (equivalent to RMB2,554.8 million) convertible senior notes (the "2030 Notes") for cash. The net proceeds of the 2030 Notes (after deducting the initial purchasers' discounts, taking into account the estimated reimbursement from the initial purchasers for certain expenses incurred by the Company, but without deducting other estimated offering expenses payable by the Company) amounted to approximately US$344.8 million (equivalent to RMB2,516.4 million). The 2030 Notes are senior, unsecured obligations of the Company, and interest is payable quarterly in cash at a rate of 4.625% per annum in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2025. The 2030 Notes will mature on March 15, 2030 unless repurchased, redeemed or converted prior to such date. The 2030 Notes may be convertible into the Company's ADS at the holder's option and subject to the terms of the 2030 Notes, at an initial conversion rate of 324.0966 ADS per US$1,000 principal amount of the 2030 Notes (which is equivalent to an initial conversion price of approximately US$3.09 per ADS). Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. On March 15, 2028 or in the event of certain fundamental changes, the holders of the 2030 Notes will have the right to require the Company to repurchase for cash all or part of their notes at a repurchase price equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid interest. Concurrently with and shortly after the offering of the 2030 Notes, the Company also entered into separate and individually privately negotiated agreements with certain holders of the Notes to repurchase approximately US$300 million (equivalent to RMB2,189.8 million) principal amount of such notes for cash. The Company is in the process of determining related accounting treatment.