Form 20-F
period 2025-12-31
iQIYI, Inc.
filed 2026-03-16
CIK 1722608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ying Zeng, Interim Chief Financial Officer

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

As of December 31, 2025, there were 6,754,381,564 ordinary shares outstanding, being the sum of 3,713,284,286 Class A ordinary shares (excluding 141,999,316 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 3,041,097,278 Class B ordinary shares.

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
•
“China” or the “PRC” refer to the People’s Republic of China, including Hong Kong, Macau and Taiwan, and “Chinese mainland” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
•
“long-form videos” refer to drama series with episodes typically longer than 30 minutes, films, variety shows, children’s content, and animations;
•
“micro dramas” refer to episodes primarily one to five minutes long and are optimized for vertical screen viewing;
•
“RMB” and “Renminbi” refer to the legal currency of Chinese mainland;
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
•
“video views” refer to the number of times a video is launched on our platform, regardless of time spent viewing the video; and
•
“we,” “us,” “our company” and “our” refer to iQIYI, Inc., a Cayman Islands exempted company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, the variable interest entities (as defined below);
•
“VIEs” or “variable interest entities” refer to Beijing iQIYI Science & Technology Co., Ltd., Shanghai iQIYI Culture Media Co., Ltd., Shanghai Zhong Yuan Network Co., Ltd., Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., and Beijing iQIYI Yinhua Media Co., Ltd. All of the variable interest entities are domestic companies incorporated in Chinese mainland in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese mainland government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB 6.9931to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2025.

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
•
general economic and business conditions globally and in Chinese mainland; and
•
assumptions underlying or related to any of the foregoing.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

iQIYI, Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the variable interest entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries, which primarily include Beijing QIYI Century Science and Technology Co., Ltd., or Beijing QIYI Century, Beijing iQIYI Interactive Technology Co., Ltd., or Beijing iQIYI Interactive, Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, and Beijing iQIYI Optical Era Technology Co., Ltd., or iQIYI Optical Era, and (ii) the variable interest entities with which we have maintained contractual arrangements, namely Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, Shanghai iQIYI Culture Media Co., Ltd., or Shanghai iQIYI, Shanghai Zhong Yuan Network Co., Ltd., or Shanghai Zhong Yuan, Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., or Intelligent Entertainment, and Beijing iQIYI Yinhua Media Co., Ltd., or iQIYI Yinhua, and their subsidiaries in Chinese mainland. Prior to February 2026, we also conducted our operations in Chinese mainland through iQIYI Pictures (Beijing) Co., Ltd., or iQIYI Pictures, which was a variable interest entity. In February 2026, we terminated the contractual arrangements with iQIYI Pictures and one of the VIEs acquired it as a wholly-owned subsidiary.

The series of contractual agreements which we maintained with the variable interest entities, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. These contractual arrangements were entered by and among (i) Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan, respectively, and their respective shareholders, with Beijing QIYI Century and iQIYI, Inc.; (ii) Intelligent Entertainment and its shareholders, with iQIYI New Media and iQIYI, Inc; and (iii) iQIYI Yinhua and its shareholders, with iQIYI Optical Era and iQIYI, Inc.

The contractual arrangements may not be as effective as direct equity ownership in the variable interest entities, and the government authorities may challenge the enforceability of these contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services, production and operation of radio and television programs, and certain other businesses. Accordingly, we operate these businesses in Chinese mainland through the variable interest entities and their subsidiaries, and rely on contractual arrangements among our Chinese mainland subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. The variable interest entities are consolidated for accounting purposes but are not entities in which our Cayman Islands holding company or our investors hold equity. Revenues contributed by the variable interest entities accounted for 92%, 93% and 88% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “iQIYI” refers to iQIYI, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in Chinese mainland, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries. Investors in our ADSs are not purchasing equity interest in the variable interest entities in Chinese mainland, but instead are purchasing equity interest in iQIYI, Inc., a holding company incorporated in the Cayman Islands.

The following is a summary of the currently effective contractual arrangements among Beijing QIYI Century, Beijing iQIYI, Beijing iQIYI’s shareholder and iQIYI, Inc.:

(i)
a loan agreement, pursuant to which, our wholly-owned Chinese mainland subsidiary, Beijing QIYI Century, made loans to the shareholder of Beijing iQIYI for the acquisition and capitalization of Beijing iQIYI, with the condition that such shareholder can only repay the loans by the sale of all the equity interest in Beijing iQIYI owned by such shareholder to iQIYI, Inc. insofar as permitted under PRC law and pay all of the proceeds from sale of such equity interests to iQIYI, Inc.

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
(x)
a software usage license agreement, pursuant to which, Beijing QIYI Century granted Beijing iQIYI non-exclusive rights to use specified software in Chinese mainland, and Beijing iQIYI agreed to pay specified usage fees to Beijing QIYI Century and not to sublicense such software usage rights.
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

The terms of the contractual arrangements by and among (i) Shanghai iQIYI and Shanghai Zhong Yuan, respectively, and their respective shareholders, with Beijing QIYI Century and iQIYI, Inc.; (ii) Intelligent Entertainment and its shareholders, with iQIYI New Media and iQIYI, Inc.; and (iii) iQIYI Yinhua and its shareholders, with iQIYI Optical Era and iQIYI, Inc. are substantially the same as the contractual arrangements discussed above.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in Chinese mainland. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. As such, the variable interest entity structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements among our Chinese mainland subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in Chinese mainland. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities that most significantly affect the economic performance of the variable interest entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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
Beijing iQIYI Optical Era Technology Co., Ltd.
Shanghai iQIYI Culture Media Co., Ltd. (1)
Beijing iQIYI Science & Technology Co., Ltd. (2)
Shanghai Zhong Yuan Network Co., Ltd. (3)
Beijing iQIYI Intelligent Entertainment Technology Co., Ltd. (4)
Beijing iQIYI Yinhua Media Co., Ltd. (5)
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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their nominee shareholders. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If any of the variable interest entities were deemed as a foreign-invested enterprise under any such future laws, administrative regulations or provisions, we may be subject to restrictions, ratification requirements and may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our Chinese mainland subsidiaries and the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—The interpretation and implementation of the newly enacted PRC Foreign Investment Law shall be determined in accordance with the laws and regulations in force at the time and any noncompliance thereof may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various risks and uncertainties related to doing business in Chinese mainland. Our business operations are primarily conducted in Chinese mainland, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other foreign exchange. For a detailed description of risks related to doing business in Chinese mainland, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in Chinese Mainland.”

In addition, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which included an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm headquartered in Chinese mainland. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibition from trading, may materially and adversely affect the value of your investment. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. Additionally, the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Chinese Mainland—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our ADS or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in Chinese mainland, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. There is no assurance that the Chinese mainland government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in Chinese mainland or a Chinese mainland entity, the funds or assets may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the Chinese mainland government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.”

Cash Flows through Our Organization

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries in Chinese mainland. As a result, iQIYI, Inc.’s ability to pay dividends to the shareholders and investors of the ADSs depends upon dividends paid by our Chinese mainland subsidiaries. If our existing Chinese mainland subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in Chinese mainland are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the variable interest entities in Chinese mainland is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in Chinese mainland and the variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Remittance of by a wholly foreign-owned company out of Chinese mainland is subject to examination by the banks designated by SAFE. Our Chinese mainland subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The statutory reserve funds and the discretionary funds not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

We have in place a centralized cash management policy and established stringent controls and procedures for cash flows within our organization. Under our cash management policy, cash is managed by the centralized treasury department of our company, and each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. All such transfers are reviewed and approved by the authorities where required, including the State Administration of Foreign Exchange, or SAFE. We only allow the treasury department personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash management policy is not contractual in nature. The controls and procedures on cash transfers in the policy adhere to regulatory requirements. In addition, our board of directors has complete discretion on whether to distribute dividends to the shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities. For the years ended December 31, 2023, 2024 and 2025, the Cayman Islands holding company provided capital contributions of RMB235.0 million, nil and nil, respectively, to our subsidiaries. For each of the years ended December 31, 2023, 2024 and 2025, the Cayman Islands holding company provided loans to our subsidiaries, namely iQIYI HK Limited, iQIYI Media Limited, iQIYI Film Group HK Limited, and iQIYI International Singapore Pte, Ltd., the amounts of which was RMB4,955.8 million, RMB17,406.6 million and RMB6,515.1 million (US$931.6 million), respectively, and received repayments of RMB5,428.8 million, RMB20,791.1 million and RMB7,689.7 million (US$1,099.6 million), respectively, during the same period from such subsidiaries. No withholding tax was applicable on such repayments. For the years ended December 31, 2023, 2024 and 2025, the variable interest entities did not receive any loans from or repay any loans to the Cayman Islands holding company. For the years ended December 31, 2023, 2024 and 2025, our subsidiaries paid dividends of nil, RMB186.2 million and RMB164.3 million (US$23.5 million) to the holding company. For the years ended December 31, 2023, 2024 and 2025, no assets other than above cash transactions were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2023, 2024 and 2025, our subsidiaries provided capital contributions of nil, RMB100.0 million and nil, respectively, to the variable interest entities. For the years ended December 31, 2023, 2024 and 2025, no assets were transferred between our subsidiaries and the variable interest entities. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our Chinese mainland subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For example, iQIYI Film Group HK Limited, which directly owns our Chinese mainland subsidiary, iQIYI New Media, is incorporated in Hong Kong. For the potential distributable profits to be distributed to iQIYI Film Group HK Limited, the deferred tax liabilities will be accrued at a 10% withholding tax rate. However, if iQIYI Film Group HK Limited is considered to be the beneficial owner of the dividends paid to it by iQIYI New Media under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 5%. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” For Chinese mainland and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

In addition, our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. Under PRC laws and regulations, our Chinese mainland subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of Chinese mainland is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-in capital of our Chinese mainland subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. Furthermore, cash transfers from our Chinese mainland subsidiaries and the variable interest entities to entities outside of Chinese mainland are subject to PRC government controls on currency conversion. To the extent cash in our business is in Chinese mainland or a Chinese mainland entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our Chinese mainland subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in Chinese mainland or by a Chinese mainland entity, such cash may not be available to fund operations or for other use outside of the PRC. As a result, any restriction on currency exchange may limit the ability of our Chinese mainland subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in Chinese Mainland—Our Chinese mainland subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us,” “—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business,” “—Any funds we transfer to our Chinese mainland subsidiaries are subject to approval by or registration or filing with governmental authorities in Chinese mainland” and “—We are subject to PRC laws and regulations governing loans to and direct investment in Chinese mainland entities by offshore holding companies and currency conversion, which may delay or prevent us to make loans to or make additional capital contributions to our Chinese mainland subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in Chinese mainland. Our operations in Chinese mainland are governed by PRC laws and regulations. As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries have obtained all the requisite permissions and approvals from the PRC government authorities for the business operations of our holding company, our subsidiaries, and the variable interest entities and their subsidiaries in Chinese mainland, namely, the Value-added Telecommunications Business Operation License, or the VATS License, the Permit for Internet Audio-video Program Service, the Network Culture Business Permit, the Permit to Produce and Operate Radio and Television Programs, the Commercial Performance License, the Internet Publishing License, the Publication Trade License and the Food Trade License. Our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries have not been denied for any requisite permission or approval from any PRC government authority with respect to the operation of their respective business. As advised by our PRC legal counsel, as of the date of this annual report, under current PRC laws, regulations and rules, except as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions,” we, our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries are not required to obtain additional permission or approval from other PRC government authorities with respect to the operation of our business. In addition, as advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, under current PRC laws, regulations and rules, we, our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, with respect to the operation of our business.

However, given the uncertainties of interpretation and implementation of the laws and regulations and enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. If we, our Chinese mainland subsidiaries, variable interest entities and their subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.”

Permissions Required from the PRC Authorities for Overseas Financing Activities

Under current PRC laws, regulations and regulatory rules, we, our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system is applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in Chinese mainland. The Overseas Listing Measures state that any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. In connection with the Overseas Listing Measures, on February 17, 2023, the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises. According to this notice, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of Chinese mainland, including but not limited to follow-on offerings, secondary listings and going private transactions. While we have completed the CSRC filing for our 2030 Notes, we cannot guarantee that we will be able to complete the required filings or other regulatory procedures in the future. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of Chinese mainland, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in Chinese mainland, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, under current PRC laws, regulations and rules, we, our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries are not required to obtain permission from the CSRC, or go through cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to previous issuances of securities to foreign investors.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing” and “—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and evolving regulatory guidance, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheet data as of December 31, 2024 and 2025 and selected consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-2. The following selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021, 2022 and 2023 and selected consolidated cash flows data for the years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

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

	For the year ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Total revenues	30,554,359	28,997,548	31,872,651	29,225,238	27,291,300	3,902,604
Operating costs and expenses
Cost of revenues(2)	(27,513,497)	(22,319,315)	(23,102,492)	(21,953,582)	(21,542,347)	(3,080,515)
Selling, general and administrative(2)	(4,725,142)	(3,466,579)	(4,014,070)	(3,682,050)	(3,856,554)	(551,480)
Research and development(2)	(2,794,927)	(1,899,233)	(1,766,610)	(1,778,403)	(1,663,084)	(237,817)
Total operating costs and expenses	(35,033,566)	(27,685,127)	(28,883,172)	(27,414,035)	(27,061,985)	(3,869,812)
Operating income/(loss)	(4,479,207)	1,312,421	2,989,479	1,811,203	229,315	32,792
Total other expense, net	(1,532,781)	(1,346,197)	(956,878)	(959,524)	(288,816)	(41,301)
Income/(Loss) before income taxes	(6,011,988)	(33,776)	2,032,601	851,679	(59,501)	(8,509)
Income tax expense	(96,545)	(84,000)	(80,047)	(61,090)	(144,542)	(20,669)
Net income/(loss)	(6,108,533)	(117,776)	1,952,554	790,589	(204,043)	(29,178)
Less: Net income attributed to non-controlling interests	61,051	18,436	27,085	26,530	2,268	324
Accretion of redeemable noncontrolling interests	(20,336)	—	—	—	—	—
Net income/(loss) attributable to ordinary shareholders	(6,189,920)	(136,212)	1,925,469	764,059	(206,311)	(29,502)
Net income/(loss) per Class A and Class B ordinary share(1)
Basic	(1.11)	(0.02)	0.29	0.11	(0.03)	(0.00)
Diluted	(1.11)	(0.02)	0.28	0.11	(0.03)	(0.00)
Net income/(loss) per ADS:
Basic	(7.77)	(0.16)	2.02	0.79	(0.21)	(0.03)
Diluted	(7.77)	(0.16)	1.98	0.79	(0.21)	(0.03)
Shares used in net income/(loss) per Class A and Class B ordinary share computation
Basic	5,570,736,706	5,988,021,425	6,675,522,809	6,729,974,821	6,746,355,442	6,746,355,442
Diluted	5,570,736,706	5,988,021,425	6,823,628,066	6,799,500,149	6,746,355,442	6,746,355,442

Notes:

(1)
Our ordinary shares are comprised of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. As holders of Class A and Class B ordinary shares have the same dividend rights and the same participation rights in our undistributed earnings, the basic and diluted income/(loss) per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.

(2)
Share-based compensation expenses were allocated in operating costs and expenses as follows:

	For the year ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Cost of revenues	173,263	147,045	133,160	121,048	112,822	16,133
Selling, general and administrative	718,377	425,209	314,788	273,330	163,585	23,393
Research and development	327,523	239,187	188,784	150,017	127,018	18,163
Total	1,219,163	811,441	636,732	544,395	403,425	57,689

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	2,997,212	7,097,938	4,434,525	3,529,679	4,354,275	622,653
Restricted cash	77,652	13,618	6,120	—	23,123	3,307
Short-term investments	1,348,255	818,265	941,738	941,610	314,819	45,019
Total current assets	11,524,117	13,785,635	12,635,229	9,527,236	10,290,295	1,471,494
Total assets	42,472,165	46,048,349	44,594,374	45,760,525	46,681,735	6,675,401
Total current liabilities(l)	22,476,470	28,130,018	22,341,534	21,477,333	22,067,307	3,155,584
Total liabilities(1)	36,799,052	39,704,910	32,409,459	32,386,761	33,372,809	4,772,249
Total mezzanine equity	397,385	—	—	—	—	—
Total shareholders’ equity(1)	5,275,728	6,343,439	12,184,915	13,373,764	13,308,926	1,903,152

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

The following table presents our selected consolidated cash flows data for the years indicated.

	For the year ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used for) operating activities	(5,951,847)	(70,569)	3,351,600	2,110,057	105,801	15,131
Net cash provided by/(used for) investing activities	1,262,350	265,980	(1,739,515)	(2,444,870)	(327,435)	(46,822)
Net cash provided by/(used for) financing activities	(2,959,455)	4,468,863	(4,285,072)	(1,370,121)	1,064,434	152,213
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(216,696)	122,418	92,039	14,657	(55,393)	(7,924)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(7,865,648)	4,786,692	(2,580,948)	(1,690,277)	787,407	112,598
Cash, cash equivalents and restricted cash at the beginning of the year	10,940,512	3,074,864	7,861,556	5,280,608	3,590,331	513,411
Cash, cash equivalents and restricted cash at the end of the year	3,074,864	7,861,556	5,280,608	3,590,331	4,377,738	626,009

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
•
“Variable interest entities and their subsidiaries” refer to the sum of Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures (acquired as a wholly-owned subsidiary of a VIE in February 2026), Intelligent Entertainment, iQIYI Yinhua and their respective subsidiaries;
•
“WFOEs” refer to Beijing QIYI Century, iQIYI New Media and iQIYI Optical Era;
•
“Subsidiaries (other than WFOEs)” refer to the sum of our wholly-owned subsidiaries other than the WFOEs, which mainly include but not limited to Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive, Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd.

Selected Condensed Consolidating Statements of Comprehensive Income/(Loss) Information

	For the year ended December 31,
	2023						2024
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	29,783,468	6,028,092	6,014,245	(9,953,154)	31,872,651	—	27,576,488	5,878,288	5,961,174	(10,190,712)	29,225,238
Third-party revenues	—	29,432,773	7,002	2,432,876	—	31,872,651	—	27,218,410	5,818	2,001,010	—	29,225,238
Inter-Group revenues	—	350,695	6,021,090	3,581,369	(9,953,154)	—	—	358,078	5,872,470	3,960,164	(10,190,712)	—
Cost of revenues	—	(24,439,915)	(2,865,839)	(5,081,660)	9,284,922	(23,102,492)	—	(22,834,288)	(3,778,591)	(4,808,115)	9,467,412	(21,953,582)
Third-party cost of revenues	—	(16,776,185)	(2,827,757)	(3,498,550)	—	(23,102,492)	—	(14,847,818)	(3,738,773)	(3,366,991)	—	(21,953,582)
Inter-Group cost of revenues	—	(7,663,730)	(38,082)	(1,583,110)	9,284,922	—	—	(7,986,470)	(39,818)	(1,441,124)	9,467,412	—
Share of income of variable interest entities and their subsidiaries	880,832	—	—	—	(880,832)	—	482,800	—	—	—	(482,800)	—
Net income/(loss)	1,925,469	824,015	2,267,546	(776,119)	(2,288,357)	1,952,554	764,059	492,482	1,133,373	(161,402)	(1,437,923)	790,589

	For the year ended December 31, 2025
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	24,357,765	5,160,984	5,721,045	(7,948,494)	27,291,300
Third-party revenues	—	24,030,973	642	3,259,685	—	27,291,300
Inter-Group revenues	—	326,792	5,160,342	2,461,360	(7,948,494)	—
Cost of revenues	—	(21,045,944)	(3,879,783)	(3,933,917)	7,317,297	(21,542,347)
Third-party cost of revenues	—	(15,223,186)	(3,842,248)	(2,476,913)	—	(21,542,347)
Inter-Group cost of revenues	—	(5,822,758)	(37,535)	(1,457,004)	7,317,297	—
Share of income of variable interest entities and their subsidiaries	(1,063,330)	—	—	—	1,063,330	—
Net income/(loss)	(206,311)	(1,073,271)	561,685	431,549	82,305	(204,043)

Selected Condensed Consolidating Balance Sheets Information

	As of December 31,
	2024						2025
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	887,386	803,720	1,239,956	598,617	—	3,529,679	1,615,986	1,438,131	455,935	844,223	—	4,354,275
Short-term investments	—	738,561	203,049	—	—	941,610	—	281,692	33,127	—	—	314,819
Accounts receivable, net	—	2,117,491	3,189	70,498	—	2,191,178	—	2,406,133	3,157	113,378	—	2,522,668
Licensed copyrights, net	—	193,365	112,455	82,898	—	388,718	—	270,434	88,828	88,245	—	447,507
Prepayments and other assets	2,543	2,138,706	34,917	299,885	—	2,476,051	19,043	1,880,948	51,968	699,067	—	2,651,026
Total current assets	889,929	5,991,843	1,593,566	1,051,898	—	9,527,236	1,635,029	6,277,338	633,015	1,744,913	—	10,290,295
Non-current assets:
Fixed assets, net	—	607,502	150,191	120,289	—	877,982	—	562,349	87,412	253,666	—	903,427
Long-term investments	—	1,577,992	—	530,485	—	2,108,477	—	1,394,923	—	378,386	—	1,773,309
Investment in subsidiaries and contractual interests in VIEs	—	—	—	36,497	(36,497)	—	—	—	—	48,908	(48,908)	—
Licensed copyrights, net	—	1,656,880	3,141,940	2,131,233	—	6,930,053	—	1,407,960	2,923,020	1,631,974	—	5,962,954
Produced content, net	—	13,418,428	810,581	478,860	—	14,707,869	—	13,942,621	400,950	234,466	—	14,578,037
Operating lease assets	—	486,719	795	122,318	—	609,832	—	377,643	163	111,914	—	489,720
Goodwill	—	2,345,466	1,475,357	—	—	3,820,823	—	2,345,466	1,475,357	—	—	3,820,823
Others	—	1,156,455	992,676	5,029,122	—	7,178,253	—	1,975,616	1,165,153	5,722,401	—	8,863,170
Total non-current assets	—	21,249,442	6,571,540	8,448,804	(36,497)	36,233,289	—	22,006,578	6,052,055	8,381,715	(48,908)	36,391,440
Amounts due from the entities within our company(1)	21,082,424	—	2,938,540	—	(24,020,964)	—	19,898,404	—	4,257,527	—	(24,155,931)	—
Total assets	21,972,353	27,241,285	11,103,646	9,500,702	(24,057,461)	45,760,525	21,533,433	28,283,916	10,942,597	10,126,628	(24,204,839)	46,681,735
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	—	3,422,348	2,059,613	1,000,248	—	6,482,209	—	3,879,760	1,787,145	985,527	—	6,652,432
Customer advances and deferred revenue	—	4,212,168	681	190,837	—	4,403,686	—	3,947,934	—	212,525	—	4,160,459
Short-term loans	—	1,433,031	1,671,149	682,721	—	3,786,901	—	996,608	825,217	671,275	—	2,493,100
Convertible senior notes, current portion	242,460	—	—	—	—	242,460	1,459,151	—	—	—	—	1,459,151
Long-term loans, current portion	—	63,997	97,990	6,000	—	167,987	—	662,656	9,200	66,535	—	738,391
Operating lease liabilities, current portion	—	78,079	557	18,039	—	96,675	—	66,347	—	17,827	—	84,174
Accrued expenses and other liabilities	13,897	3,226,119	2,379,155	678,244	—	6,297,415	45,808	2,890,603	2,632,684	910,505	—	6,479,600
Total current liabilities	256,357	12,435,742	6,209,145	2,576,089	—	21,477,333	1,504,959	12,443,908	5,254,246	2,864,194	—	22,067,307
Non-current liabilities:											—
Long-term loans	—	935,455	—	101,380	—	1,036,835	—	3,070,772	130,629	167,475	—	3,368,876
Convertible senior notes	8,350,570	—	—	—	—	8,350,570	6,711,948	—	—	—	—	6,711,948
Operating lease liabilities	—	433,549	—	28,425	—	461,974	—	319,955	—	20,301	—	340,256
Other non-current liabilities	—	980,001	64,883	15,165	—	1,060,049	—	865,836	—	18,586	—	884,422
Total non-current liabilities	8,350,570	2,349,005	64,883	144,970	—	10,909,428	6,711,948	4,256,563	130,629	206,362	—	11,305,502
Amounts due to the entities within our company(1)	—	19,093,453	—	15,329,046	(34,422,499)	—	—	19,244,158	—	14,809,890	(34,054,048)	—
Total liabilities	8,606,927	33,878,200	6,274,028	18,050,105	(34,422,499)	32,386,761	8,216,907	35,944,629	5,384,875	17,880,446	(34,054,048)	33,372,809
Shareholders’ equity/(deficit):
Noncontrolling interests	—	(21,519)	—	29,857	—	8,338	—	(31,883)	—	24,283	—	(7,600)
Total iQIYI shareholders’ equity/(deficit)(2)	13,365,426	(6,615,396)	4,829,618	(8,579,260)	10,365,038	13,365,426	13,316,526	(7,628,830)	5,557,722	(7,778,101)	9,849,209	13,316,526
Total equity/(deficit)	13,365,426	(6,636,915)	4,829,618	(8,549,403)	10,365,038	13,373,764	13,316,526	(7,660,713)	5,557,722	(7,753,818)	9,849,209	13,308,926
Total liabilities and equity/(deficit)	21,972,353	27,241,285	11,103,646	9,500,702	(24,057,461)	45,760,525	21,533,433	28,283,916	10,942,597	10,126,628	(24,204,839)	46,681,735

Selected Condensed Consolidating Cash Flows Information

	For the year ended December 31,
	2023					2024							2025
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash provided by/ (used for) operating activities	(370,682)	831,956	1,139,307	1,751,019	—	3,351,600	(35,985)	(2,024,567)	6,430,650	(2,073,826)	(186,215)	2,110,057	(69,191)	(732,605)	653,936	417,926	(164,265)	105,801
Net cash provided by (used for) investing activities(3)	238,001	251,794	(311,464)	(1,679,845)	(238,001)	(1,739,515)	3,384,507	(466,579)	316,790	(2,395,081)	(3,284,507)	(2,444,870)	1,185,440	292,859	1,165,414	(810,551)	(2,160,597)	(327,435)
Net cash provided by /(used for) financing activities(3)	(3,859,442)	(141,212)	(277,881)	(244,538)	238,001	(4,285,072)	(2,873,166)	461,953	(6,114,399)	3,684,769	3,470,722	(1,370,121)	(338,134)	1,091,160	(2,603,371)	589,917	2,324,862	1,064,434

Notes:

(1)
Represents the elimination of intercompany balances among iQIYI, Inc., WFOEs, our subsidiaries other than WFOEs, and the variable interest entities and their subsidiaries. The short-term loans provided to the variable interest entities and their subsidiaries were RMB8,459.9 million and RMB7,403.4 million (US$1,058.7 million) as of December 31, 2024 and 2025, respectively.
(2)
The loans provided to the nominee shareholders were RMB277.0 million and RMB277.0 million (US$39.6 million) as of December 31, 2024 and 2025, respectively, which will mature since 2027. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.
(3)
For the years ended December 31, 2023, 2024 and 2025, the variable interest entities did not receive any loans from or repay any loans to iQIYI, Inc. For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between iQIYI, Inc. and variable interest entities or their subsidiaries. For the years ended December 31, 2023, 2024 and 2025, subsidiaries provided capital contributions of nil, RMB100.0 million and nil to the variable interest entities. For the years ended December 31, 2023, 2024 and 2025, no assets other than the above cash transactions were transferred between subsidiaries and the variable interest entities.
A.
[RESERVED]
B.
CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.
REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.
RISK FACTORS

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under headings. The operational risks associated with being based in and having operations in Chinese mainland also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in Chinese mainland are expected to apply to Chinese mainland entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from Chinese mainland. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

•
We had historically incurred net losses, and may incur losses again in the future.
•
If we fail to anticipate user preferences and provide high-quality content, especially popular original content, we may not be able to attract and retain users to remain competitive.
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
•
Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and evolving regulatory guidance, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
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

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries, which primarily include Beijing QIYI Century, Beijing iQIYI Interactive, iQIYI New Media and iQIYI Optical Era and (ii) the variable interest entities with which we have maintained contractual arrangements, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 42.
•
We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” on page 43.
•
Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 44.

Risks Related to Our Relationship with Baidu

•
We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
•
Our agreements with Baidu may be less favorable to us than similar agreements negotiated with unaffiliated third parties.

Risks Related to Doing Business in Chinese Mainland

•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment” on page 46.
•
The filings, approval or other administration requirements of the CSRC or other PRC government authorities may be required for any future securities offerings and listings outside of Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing” on page 46.
•
Our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in Chinese mainland generally. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Changes in Chinese mainland’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 48.
•
Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us. Substantially all of our operations are located in Chinese mainland. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in Chinese mainland or an entity in Chinese mainland, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the PRC government to transfer cash or assets. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us” on page 48.
•
Due to the nature of our industry, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 49.
•
Our Chinese mainland subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” on page 49.
•
Any funds we transfer to our Chinese mainland subsidiaries are subject to approval by or registration or filing with governmental authorities in Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—We are subject to PRC laws and regulations governing loans to and direct investment in Chinese mainland entities by offshore holding companies and currency conversion, which may delay or prevent us to make loans to or make additional capital contributions to our Chinese mainland subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 50.

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

We incurred net losses from our inception until 2022, before recording a net income of RMB1,952.6 million in 2023 and a net income of RMB790.6 million in 2024. In 2025 we had a net loss of RMB204.0 million (US$29.2 million). Our ability to achieve profitability is affected by various factors, many of which are beyond our control. In addition, our users’ willingness to pay and subscribe to our content depends on the quality and breadth of our content offerings and availability of alternative entertainment content offerings. Producing high-quality, popular original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. As a result, we may not be able to recover our content costs or achieve a satisfactory return on investment, and our business and results of operations may be negatively affected. The market prices for professionally produced content, especially popular TV series and movies, have increased significantly in Chinese mainland in the past. The production and procurement of content have historically accounted for the majority of our cost of revenues. In 2023, 2024 and 2025, we incurred RMB23.1 billion, RMB22.0 billion and RMB21.5 billion (US$3.1 billion) in cost of revenues, respectively. Our cost of revenues may increase in the foreseeable future as we are committed to enhancing and diversifying our content offerings and to supporting our overseas expansion. If we cannot successfully realize satisfactory returns on our content investment and generate sufficient revenues, our financial condition and results of operations may be materially and adversely affected. We may again incur net losses in the future as a result of our continued investments in content and technology. We may also incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and in the event of our inability to respond to these changes in a timely and effective manner.

If we fail to anticipate user preferences and provide high-quality content, especially popular original content, we may not be able to attract and retain users to remain competitive.

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

We rely on our in-house team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. We face fierce competition for qualified personnel in a limited pool of high-quality creative talents. Our competitors include well-capitalized companies that are capable of offering compensation packages more attractive to talents. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted. Any deterioration in our in-house content production capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our ability to create content that meet user preferences. In addition, various phases of our original content production are outsourced to our content production partners. If they fail to generate quality content satisfactory to our demands or provide services upon terms commercially acceptable to us, we may be unable to provide high-quality original content offerings to our users.

If we fail to procure content from content providers upon terms acceptable to us, our business may be materially and adversely affected.

Our ability to provide our users with high-quality, popular content depends in part on our ability to procure content from studios and other content providers, as well as distributors and other licensors of content. We typically enter into license and sub-license agreements with third-party content providers and other IP holders on various terms and conditions. If content providers and other rights holders are no longer willing or able to license content to us upon terms acceptable to us, or, in the case where we obtained the right to distribute content through sub-license agreements, the licensors lose their right to sub-license such content to us, our ability to offer content to our users will be adversely affected and we may have to incur additional costs. For content sub-licensed and currently being showcased on our platform, we may be forced to remove such content as a result of our licensor’s disputes with the original content provider, which may result in loss of user traffic and revenues. If we fail to remove such content in a timely manner, we may become the subject of adverse legal actions from the original content provider. As competition intensifies, we may see the cost of licensed content increase. As we seek to differentiate our service, we are increasingly focused on securing a broader range of rights other than merely distribution and online streaming rights. We also acquire other forms of copyright such as rights to adapt the original content into online games, films, drama series, animation and other entertainment formats. If we are unable to procure or maintain content from content providers, our user acquisition and retention may be adversely affected.

If our efforts to retain members and attract new members are not successful, our business and results of operations will be materially and adversely affected.

Our ability to continue to retain members and attract new members will depend in part on our ability to consistently provide our members with compelling content choices, user experience, and a quality experience for selecting and viewing video content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors may adversely impact our ability to attract and retain members. If we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by our members, we may not be able to attract and retain members. Many of our members originate from organic growth. If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and grow our membership revenues will be adversely affected. Members may cancel or decide not to renew our service for many reasons, including a perception that they do not use the service sufficiently, dissatisfaction with payment options, the need to cut household expenses, dissatisfaction with the content available on our platform, a perception that competitive services provide a better value or experience, and customer service issues that are not satisfactorily resolved. In addition, we use various marketing and sales strategies to attract members, including but not limited to discounts and bundled sales, and we may not be able to retain those members if our promotion strategy fails or discontinues. Our initiatives to better monetize our membership base may not be well received by our members and may have a negative impact on our reputation and results of operations. Further, if an excessive number of members cancel or opt not to renew our service, we may incur significantly higher marketing expenditures to attract new members than we currently anticipate.

If we fail to retain existing or attract new advertising customers to advertise on our platform, or fail to maintain and increase our wallet share of their advertising budget or if we are unable to collect accounts receivable in a timely manner, our financial condition and results of operations may be materially and adversely affected.

We generate a substantial part of our revenues from online advertising. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better online advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use technologies to block the display of our advertising customers’ advertisements on our platform, enabling our members to skip viewing them, which may in turn cause us to lose advertising customers and adversely affect our results of operations. If our advertising customers determine that their marketing expenditures on internet video streaming platforms do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines or other internet channels such as search engines, news aggregation platforms, short-form video platforms, e-commerce platforms and social media platforms, and reduce or discontinue business with us. Since most of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers, or maintain their level of budget allocated to us, or attract new advertising customers to our platform may materially and adversely affect our financial condition and results of operations. Our online advertising revenue has fluctuated significantly, with an increase of 16.7% in 2023, a decrease of 8.2% in 2024 and a further decrease of 9.1% in 2025. Our relatively brief history in this offering introduces uncertainties. The dynamic nature of the digital advertising sector, alongside the possibility of changing advertiser demands or regulatory adjustments impacting performance advertising, could affect our growth potential in the performance-based advertising offering. We cannot assure you that our online advertising business will not experience growth deceleration or witness declines again in the future.

Our brand advertising customers typically enter into online advertising agreements with us through various third-party advertising agencies. In Chinese mainland’s advertising industry, advertising agencies typically have good relationships and maintain long periods of cooperation with the brand advertising customers they represent. Therefore, even if we have direct contact with advertising customers, we typically enter into advertising contracts with third-party advertising agencies that represent advertising customers. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. In consideration for the third-party advertising agencies’ services, we offer them rebates based on the volume of business they bring to us. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of our advertising customers and their advertising agencies to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising customer or advertising agency, and any inability of advertising customers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, there has been some consolidation among Chinese mainland’s advertising agencies. If this trend continues, a small number of large advertising agencies may have stronger bargaining power to demand higher rebate for advertising agency services, which could reduce our online advertising revenue.

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

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and evolving regulatory guidance, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to complex and evolving statutory and regulatory requirements relating to cybersecurity, information security, privacy and data protection. Regulatory authorities in Chinese mainland have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Cybersecurity Law, which was last amended on January 1, 2026, created China’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures. In addition, numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Cybersecurity, Data Security and Personal Information Protection” for details. These laws and regulations are subject to change and interpretation, posing challenges for compliance.

The Regulations on Security Protection of Critical Information Infrastructure, effective September 1, 2021, define critical information infrastructure and its operators that must adhere to specific security requirements. The Cybersecurity Review Measures, promulgated in April 2020 and revised in February 2022, provides that (i) critical information infrastructure operators that purchase network products and services or network platform operators that engage in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users that seek listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office; and (iii) the relevant regulatory authorities may initiate cybersecurity review if such regulatory authorities determine that the enterprise’s network products or services, or data processing activities affect or may affect national security. The Regulations on the Administration of Cyber Data Security, issued by the CAC and effective as of January 1, 2025, introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers. However, as such laws, regulations and rules are relatively new, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time, and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we fail to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app, including mobile and smart TV apps, from app stores, among other sanctions, which could materially and adversely affect our business and results of operations.

The PRC Personal Information Protection Law, effective since November 2021, sets stringent rules for processing personal and sensitive information, which significantly affects our data handling practices. Some information we collect, such as location and ID card information, may be deemed to be sensitive personal information under the PRC Personal Information Protection Law. As the interpretation and implementation of the PRC Personal Information Protection Law shall be determined in accordance with the laws and regulations in force at the time, we cannot assure you that we will be able to comply with the PRC Personal Information Protection Law in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties under the PRC Personal Information Protection Law, which may have material adverse effect on our business, operations and financial condition.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. Based on the facts that, (i) the Cybersecurity Review Measures and the Regulations on the Administration of Cyber Data Security were newly adopted, and the implementation and interpretation of both are subject to change, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received substantive penalty from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC in important aspects. However, as advised by our PRC counsel, as such laws, regulations and rules were still relatively new, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, effective September 1, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Cybersecurity, Data Security and Personal Information Protection” for details. On September 24, 2024, the State Council released the Network Data Regulation, which came into force on January 1, 2025. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

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

As we gradually expand into overseas markets, we may be subject to laws and regulations of other countries regarding cybersecurity, information security, privacy and data protection. We strive to comply with local laws and regulations in markets where we have operations. For example, the General Data Protection Regulation of the European Union imposes obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is being handled. The regulation also requires companies to submit personal data breach notifications to designated European privacy regulator in each country they have business operations, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. A number of countries in Asia have passed, are considering, or have strengthened their cybersecurity and data protection laws, which regulate the obtaining, processing, handling, and transferring of personal data. These regulations have increased and may continue to increase the cost and complexity of delivering our services as we enter or expand our operations in these markets. In addition, wherever we operate, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Our launch of new products or services or other actions that we may take may also subject us to additional laws, regulations, or other government scrutiny. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations, content acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, we have financed our operations primarily with net cash generated from financing activities such as placements of shares, convertible senior notes, bank loans, and the proceeds from our initial public offering and follow-on offering of our securities. In order to implement our growth strategies, we will require additional capital in the future to cover, among other things, costs to produce and license content. We may need to obtain additional financing, including in the form of equity offerings or debt financing, to fund the operation and expansion of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations.”

Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

•
our future business development, financial condition and results of operations;
•
general market conditions for financing activities by companies in our industry;
•
macro-economic and other conditions in Chinese mainland and elsewhere; and our relationship with Baidu.

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

We maintain a considerable level of indebtedness to finance our operations and business expansion. As of December 31, 2025, our total consolidated indebtedness, including short-term and long-term loans and net carrying amount of the existing notes, was RMB14,771.5 million (US$2,112.3 million).

As of December 31, 2025, our indebtedness primarily related to the following outstanding convertible senior notes:

(i)
US$550 million convertible senior notes due January 2028, which we refer to as the PAG Notes, to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates, collectively referred to as PAG in this annual report, that we issued in December 2022 and February 2023. The PAG Notes are secured by certain collateral arrangements. The PAG Notes bear an interest rate of 6% per annum and will mature on January 1, 2028. Holders of the PAG Notes may also have the right to require us to repurchase their notes in the event of certain fundamental changes or events of default. On the maturity date, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself. In 2025, we entered into separate individually and privately negotiated agreements with certain holders of the PAG Notes, pursuant to which we repurchased US$27.5 million principal amount of the PAG Notes for cash. As of December 31, 2025, US$522.5 million principal amount of the PAG Notes remained outstanding.
(ii)
US$600 million aggregate principal amount of convertible senior notes due 2028, or the 2028 Notes, that we issued in March 2023. The 2028 Notes bear an interest rate of 6.50% per year, payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028, unless repurchased, redeemed, or converted in accordance with their terms prior to maturity. In 2024 and 2025, we entered into separate individually and privately negotiated agreements with certain holders of the 2028 Notes, pursuant to which we repurchased US$391.9 million principal amount in aggregate of the 2028 Notes for cash. As of December 31, 2025, US$208.1 million principal amount of the 2028 Notes remained outstanding. In March 2026, we completed the repurchase right offer for the 2028 Notes, pursuant to which US$207.8 million aggregate principal amount of the 2028 Notes were validly surrendered and repurchased and US$0.3 million principal amount of the 2028 Notes remained outstanding.
(iii)
US$350 million aggregate principal amount of convertible senior notes due 2030, or the 2030 Notes, that we issued in February 2025. The 2030 Notes bear an interest rate of 4.625% per year, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2025. The 2030 Notes will mature on March 15, 2030, unless repurchased, redeemed, or converted in accordance with their terms prior to maturity. As of December 31, 2025, US$350 million in principal amount of the 2030 Notes remained outstanding.

The 2028 Notes and 2030 Notes are senior, unsecured obligations of our company. Holders of the 2030 Notes may require us to repurchase all or a portion of the 2030 Notes for cash on March 15, 2028. In addition, holders of any of the 2028 Notes and 2030 Notes may also demand repurchase in the event of certain fundamental changes, as defined in the indenture governing these notes.

As a result, we are subject to refinancing risks with respect to such indebtedness. There can be no assurance that we would be able to repay and refinance the notes or other indebtedness in a timely manner on acceptable terms or at all. The agreements that govern certain of our outstanding indebtedness contain financial covenants that depend on the financial position and performance of our company and our subsidiaries, the variable interest entities and their subsidiaries, and certain agreements contain other covenants, including those relating to our solvency or listing status. If we fail to comply with these covenants, or there is an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately, which may further trigger early repayments of our other debts.

In addition, we may from time to time incur additional indebtedness and other liabilities in the future. Our current and future debt may also require us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to generate sufficient cash from our operations or find alternative funding sources to satisfy our outstanding and future debt obligations and other liabilities will depend upon our future operating and financial performance, economic conditions and other factors, many of which are beyond our control. There is no assurance that we will be able to generate sufficient cash flows or obtain additional funding to service our debt obligations. We have only been able to generate operating income since 2022, and we have only been able to generate positive operating cash flows since the second quarter of 2022. Any deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness. If we foresee we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as significantly reducing or delaying our investment in content and technologies, selling assets, restructuring or refinancing our indebtedness, and, in the event of defaults, our lenders and other creditors could, among other things, declare outstanding amounts due and payable and take actions to enforce the repayment of our debt. We may have to renegotiate, repay or refinance these obligations, and may not have sufficient funds available to repay them. These may materially and adversely impact our liquidity, business, financial condition and results of operations.

We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of changes in our funding position and operating assets and liabilities, we had a working capital deficit (defined as total current assets less by total current liabilities) of RMB11.8 billion (US$1.7 billion) as of December 31, 2025.

Under the terms of our 2030 Notes, holders may require us to repurchase all or a portion of the 2030 Notes for cash on March 15, 2028. In addition, holders of the 2028 Notes and 2030 Notes may demand repurchase in the event of certain fundamental changes, as defined in the indenture governing these notes; and if an event of default occurs, the trustee or holders of at least 25% of the aggregate principal amount of these notes may declare the entire principal amount, along with any accrued and unpaid interest, to be immediately due and payable, subject to certain exceptions and conditions outlined in the indenture. Holders of the PAG Notes may also have the right to require us to repurchase their notes in the event of certain fundamental changes or events of default. These repurchase obligations under the terms of our notes or the occurrence of any fundamental changes or event of default, as the case may be, may impact our future working capital position. For actions that we plan to take in order to manage our working capital, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to prudently manage our working capital, or raise additional equity or debt financing on terms that are acceptable to us. Our failure to properly manage our working capital as planned and when necessary could materially and adversely affect our liquidity, results of operations, financial condition and ability to operate.

We may not have the ability to raise the funds necessary to settle redemption of our existing notes, or to repurchase such notes upon a fundamental change or on certain specific dates, and our future debt may contain limitations on our ability to pay cash upon conversion or to repurchase the notes.

Our existing notes contain protections concerning the holders’ rights to require us to repurchase their notes and to pay cash to settle redemption of their notes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.” We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our existing notes when our payments become due. Furthermore, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of our existing notes surrendered therefor or when our existing notes are converted. Our failure to repurchase notes at the time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the notes as required by the indenture would constitute a default under such indenture. A default under one of our indentures or a fundamental change itself could also lead to a default under agreements or indentures governing any outstanding future indebtedness. If the repayment of our existing notes or any outstanding future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments to the holders upon conversions of the notes.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our iQIYI brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our membership base and attractiveness to advertising customers and content providers. Since the online entertainment video service industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to remain the market leader in Chinese mainland, which may be difficult and expensive. To the extent our content, in particular, our original content, is perceived as low quality or otherwise not appealing to users, our ability to maintain and enhance our brand may be adversely impacted.

In addition, some entities may use our brand without authorization to promote their products or services, which is ultimately beyond our direct control. If these products or services fail to meet user expectations, generate negative publicity, or encounter operational or legal issues, our brand reputation may be harmed.

Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.

We began to expand our business operations outside of Chinese mainland in late 2019. We have launched our multilingual iQIYI app, which currently supports over ten languages and can be downloaded globally from major app stores. We also cooperate with local partners to promote our app and expand our user base. Our overseas expansion may not be successful and may expose us to a number of risks inherent in doing business internationally, including difficulties with managing foreign operations, challenges in formulating and executing effective local strategies, competition with local players, electing suitable geographical regions, etc. One or more of these factors could harm our overseas operations and consequently, could harm our overall business, financial condition and results of operations. In particular, we are subject to PRC law in addition to the laws of the foreign countries and regions in which we operate. If any of our overseas investments or operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results. In addition, the regulatory framework for online video content or other services we provide is still developing and remains uncertain in certain countries where we are exploring overseas operations. As we continue to expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business model to local market conditions.

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

Professionally produced content constitutes a significant part of our content offerings. The market prices for professionally produced content, especially TV series and movies, have increased significantly in Chinese mainland in the past. Due to the improving monetization prospects, internet video streaming platforms are generating more revenues and are competing aggressively to license popular content titles, which have in turn led to increases in licensing fees of professionally produced content in general. As the market further grows, the expectations of copyright owners, distributors and industry participants may continue to rise, and as such they may demand higher licensing fees for professionally produced content. Furthermore, with the expansion of our content library, the costs for professionally produced content may continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for professionally produced content, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

We operate in a highly competitive market and we may not be able to compete effectively.

We face competition for content production, content sourcing, user traffic and advertising customers from other providers of online entertainment video services primarily in Chinese mainland. We also compete with other internet media and entertainment services, such as micro drama platforms, internet social platforms and short video platforms, as well as major TV stations. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. In particular, most large companies in Chinese mainland allocate, and will likely continue to allocate, a significant portion of their advertising budgets to traditional media such as major TV stations. Our competitors may compete with us in a variety of ways, including by obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. In addition, certain internet video streaming platforms may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their platforms for any such infringing content. As a result, we may be placed at a disadvantage to some of these companies that do not incur similar costs as we do with respect to content production, acquisition and moderation. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers and members, as well as have a material and adverse effect on our business, financial condition and results of operations.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continued and collaborative efforts of our senior management, especially our executive officers, including our founder, Dr. Yu Gong. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key personnel joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how, advertiser customers and other valuable resources. Each of our executive officers and key personnel has entered into an employment agreement with us, which contains non-compete provisions. However, we cannot assure you that they will abide by the employment agreements or that our efforts to enforce these agreements will be effective enough to protect our interests.

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

We have been constantly endeavoring to develop new products and offerings that provide other content, content formats or services such as short-form videos, live streaming and comics. However, our expansion of new products and offerings may result in unseen risks, challenges and uncertainties. We may incur additional expenditure to support our expansion and it may strain our managerial, financial, operational and other resources. Any failure in managing expenditures and evaluating user demands for new products and offerings could materially and adversely affect our business, financial condition and results of operations.

In addition, as our business evolves, the metrics reflecting our performance and priorities may change. Accordingly, we have ceased or may continue to cease disclosing certain metrics, revise definitions, or introduce new ones to provide more relevant insights. While these changes aim to align our disclosures with business developments and overall performance, they may make it harder for investors to assess our performance. If investors perceive our disclosures as inconsistent or unclear, it could hinder their understanding of our business developments or overall performance and potentially increase volatility or result in decrease in the trading price of our ADSs.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is evolving. We currently generate a substantial majority of our revenues from a combination of membership services and online advertising. We plan to strengthen revenue contribution from our other monetization methods, such as overseas business and experience business. We have no proven track record of or experience in generating substantial revenues from other monetization methods. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, or if we fail to retain and attract our sublicensing customers, or fail to develop and provide other entertainment formats as we expected, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or content partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

Our business, prospects and financial results may be impacted by our relationship with third-party platforms.

In addition to our iQIYI platform, we also distribute video content through third-party platforms. We generate membership service revenue, licensing revenue and online advertising service revenue through revenue-sharing arrangements with third-party platforms. Our partnerships with third-party platforms, including licensed over-the-top operators and leading internet companies in Chinese mainland, allow us to improve our business efficiency and generate greater value. However, there can be no assurance that our arrangements with those platforms will be extended or renewed after their respective expiration dates or that we will be able to extend or renew such arrangements on terms and conditions favorable to us. In addition, if any of such third-party platforms breaches its obligations under any of the agreements entered into with us or refuses to extend or renew it when the term expires, and we cannot find a suitable replacement on a timely basis, or at all, we may suffer significant loss to the user base and revenue streams we have developed therefrom, or lose the opportunity to expand our business through such platform. We may be involved with legal or other disputes with third-party platforms that may affect our relationship with such platforms or have an adverse effect on our business.

We rely upon our partner to make our service available through smart TV.

In the smart TV video streaming market, only a small number of qualified license holders can provide internet audio and visual program service to the TV terminal users via smart TVs, set-top boxes and other electronic products. Most of those license holders are radio or TV stations. Private companies that wish to operate this kind of business need to cooperate with those license holders to legally provide those services. We entered into a cooperation arrangement with Galaxy Internet Television Co., Ltd., our license partner, and our license partner currently offers certain of our members the ability to receive streaming content through smart TV. If we are not successful in maintaining existing or creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our streaming content to our members via these devices, our ability to grow our business may be adversely impacted.

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

We are subject to PRC regulations governing internet access and the distribution of videos and other forms of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. Furthermore, as an internet video streaming platform, we are not allowed to (i) produce or disseminate programs that distort, parody or vilify classic literary works; (ii) re-edit, re-dub or re-caption the subtitles of classic literary works, radio and television programs, and network-based original audio-video programs without permission, (iii) intercept program segments and splice them into new programs; or (iv) disseminate edited pieces of works that distort the originals. We shall strictly supervise content we generate ourselves and the reprogramed videos uploaded by our users and shall not facilitate the dissemination of defective audio-video programs.

New laws and regulations may be adopted from time to time to prohibit or restrict internet platforms from distribution of certain types of videos and information. In addition, as we have recently focused on strategically developing more micro dramas, we have become subject to additional laws and regulations governing this content and may face new legal and regulatory requirements in the future. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned programs or platforms, delay of content air time and reputational harm. In addition, these laws and regulations are subject to interpretation by the government authorities, which may change in a manner that could render our current content moderation efforts insufficient. As a result, it may not be possible to determine in all cases the types of content that could cause us to be held liable as an internet content provider. Furthermore, as we continue to diversify our content offerings, we are subject to increased uncertainties and extended period of time needed for the review of our content. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Publishing,” “—Regulations on Online Transmission of Audio-Visual Programs” and “—Regulations on Cybersecurity, Data Security and Personal Information Protection.”

Internet platform operators may also be held liable for the content displayed on or linked to their platforms that is subject to certain restrictions. In addition to professionally produced content, we allow our users to upload other video content, such as internet movies, internet drama series, interactive videos, vertical or horizontal videos, short-form videos, micro-videos, and video blogs, among others. Our business partners, on the other hand, can upload or display their video content, such as livestreaming content or sport content, on our platform. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content uploaded, we may not be able to identify all videos or other content that may be illegal or otherwise objectionable. In addition, we may not be able to always keep these internal procedures abreast of changes in Chinese mainland government’s requirements for content display. See “Item 4. Information on the Company—B. Business Overview—Content Moderation” for more details relating to our content moderation procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may subject us to liability, government sanctions or loss of licenses and permits.

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

Audience are drawn to videos we present based on factors such as the artists reputation and popularity, the content themes and the overall production value of the videos. Any negative news about these artists, such as inappropriate conduct in their private life, scandals or criminal allegations, will pose a negative impact on the videos or TV series featuring these artists. Negative publicity of or media coverage about our artists or the content we provide will cause a negative impact on the image of the artists and ourselves, which could have a negative impact on our brand image in the online entertainment industry and our relationships with the agencies we work with. In addition, we may need to postpone the release of, reshoot, revise, edit or remove our content to reduce the negative impact caused by such artists, which will adversely affect our business, financial condition and results of operations.

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

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from a competent governmental authority. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertising agencies and advertisers must comply with the applicable laws and regulations. Under PRC law, we may have claims against advertising agencies and advertisers for all damages to us caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for any fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

In addition, to the extent we advertise our products and services in Hong Kong, we will be required to comply with laws and regulations governing the advertising and promotion of products in Hong Kong, such as the Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong).

A majority of the advertisements shown on our platform are provided to us by third parties. Although we have implemented automated and manual content moderation systems and significant efforts have been made to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large volume of in-feed ads and the possible changes in the application of these laws and regulations. In addition, advertisers, especially in-feed advertisers, may, through illegal technology, evade our content moderation procedures to display advertisements that do not comply with applicable laws and regulations on our platform. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we are found to be in violation of applicable advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.

All films and television shows in Chinese mainland, whether produced in Chinese mainland or overseas, must be pre-approved by the National Radio and Television Administration and the State Film Bureau, and distributors of these films and television shows must obtain an applicable permit before releasing them. In addition, online games are also subject to approval by the National Press and Publication Administration.

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

As of the date of this annual report, we have obtained the Value-added Telecommunication Service License (the “VATS License”), the Internet Audio-video Program Transmission License and the Network Culture Business Permit, Permit to Produce and Operate Radio and Television Programs, the Commercial Performance License, the Internet Publishing License, the Publication Trade License and the Food Trade License for operating our business. However, there remain certain permissions or approvals that may become necessary if the interpretation or enforcement of existing laws and regulations were to change. For example, (i) we have not obtained the Permit for Internet News Information Service to publish or disseminate current political news on our platform, and the VATS License does not cover “news” category accordingly, (ii) we have not obtained the Internet Publishing Service License for Beijing iQIYI in relation to the comics operation and (iii) our Permit for Internet Audio-video Program Service currently does not cover the permission for displaying and forwarding current political audio-video news programs. We plan to apply for these permissions and approvals to the extent practical. We generate minimal revenue from the comics operation and no revenue related to internet news, and maintain regular communication with the regulatory authorities in charge of these permissions or approvals. As of the date of this annual report, these regulatory authorities have not expressed any objections to our business operations. Nonetheless, if we fail to obtain, maintain or renew the licenses, permissions or approvals as required by current PRC laws and regulations, or fail to obtain any additional licenses, permissions or approvals or make any requisite records or filings required by new laws, regulations or executive orders required for our current or future business in a timely manner or at all, we could be subject to liabilities or penalties, and our operations could be adversely affected. For further details, please see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on the Value-Added Telecommunications Services and Internet Content Services.”

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

The online entertainment video service industry is rapidly evolving and subject to continuous technology developments. Our success depends on our ability to capture the trends in technology developments and offer services and products catering to the resulting changes in users’ demands preferences. We cannot assure you that we will always be able to accurately predict or capture the trends in technology developments that could result in users’ behavior changes and guide our operations accordingly. In addition, we may incur substantial, extra costs and capital expenditures as we develop and modify products, services, systems or infrastructure in response to changes in users’ demands and preferences resulting from technology developments. For example, the expansion of our content reach resulted in increase in bandwidth costs and operating expenses historically. There could be further adaptations needed in the future as the industry and technology continue to evolve, which could impose additional challenges and result in rising costs. While we have been improving bandwidth and operation efficiency through technology innovations, we cannot assure you that our technology innovations will always be developed fast enough to offset potential negative impacts on our operational efficiency associated with such adaptions.

In addition, as we leverage AI technology on video content creation, purchase, production, tagging, distribution, monetization and customer service, we face risks and challenges relating to AI technology. For example, the use of AI in our video content offerings could expose us to risks if the technology does not perform as anticipated, leading to inaccuracies in content curation, personalization or distribution. This could affect the quality of service we provide, potentially damaging our brand and reputation. Our AI initiatives may not deliver the benefits we expect, may take longer than planned to roll out, or may cost more than expected. AI initiatives also increase our exposure to cybersecurity, data privacy and regulatory risks, including risks arising from unauthorized access, data leakage, model manipulation, misuse, or failure to comply with evolving laws, regulations and industry standards relating to algorithm governance, data use, and automated decision making. While we strive to comply with current legal standards, future regulatory changes could impose additional compliance burdens, and failure to adhere to these regulations may result in penalties. Offering AI-driven features or content that provokes public or regulatory scrutiny over these issues could lead to reputational damage or legal liabilities. Furthermore, the automation of content selection and distribution could inadvertently propagate biased or inappropriate content, risking regulatory penalties, reputational damage, and potential loss of user trust. These risks are compounded by the rapid pace of AI technology evolution, making it challenging to consistently ensure our content’s compliance and appropriateness.

Further, as we make our services available across content terminals from personal computers and mobile devices operating on different systems to connected TV devices and smart vehicles, we are dependent on the interoperability of our services with such terminals, whose systems and the functionality, compatibility and performance thereof, such as those of set up boxes operated by cable TV networks as well as Android and iOS mobile operating systems, are beyond our control. Any changes in the functions and features of such systems or devices that degrade the functionality of our services or give preferential treatment to our competitive services could adversely affect usage of our services. Meanwhile, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented market such as China, it will result in an increase in our costs and expenses.

If we fail to adapt our products and services to trends and changes in technology and to the resulting evolution of users’ demands and preferences in an effective and timely manner, users’ experience on our platform may deteriorate, our products and services may become less attractive and we may miss potential growth opportunities and suffer from decrease in user traffic and shrinkage in subscribing member base and number of advertising customers. If we cannot effectively address the cost and efficiency impediments associated with related service and operation adaptations and strategy adjustments, our ability to achieve profitability will be hindered. Each of these occurrences could materially and adversely affect our business, results of operations, financial condition and prospects.

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

Although we have set up procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible, and we do not attempt to, identify and remove or disable all potentially infringing content that may exist. Similarly, although we have set up screening processes to try to filter out or disable access to content that we have previously been informed is subject to claims of copyright or other intellectual property protection, we do not attempt to filter out or disable access to all potentially infringing content available through our services. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights or other intellectual property rights. We have been, and may in the future be, subject to such claims filed in Chinese mainland and other jurisdictions. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform.

Our platform allows users to search the internet for content that resides on certain third parties’ servers and online platforms. While the legal standards as well as the judicial interpretation of such standards for determining liabilities for our providing links and access to content on third-party servers and websites that infringes others’ copyrights and other intellectual property rights under PRC laws and the laws of other jurisdictions may change in the future, third parties may take action and file claims against us if they believe that certain content we provide links or access to through our platform violates their copyrights or other intellectual property rights.

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

We have been subject to lawsuits in Chinese mainland for alleged unfair competition in connection with our platform. We may also face litigation or administrative actions for defamation, negligence, copyright and trademark infringement, or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merits, may be expensive and time-consuming to defend and may result in significant diversion of resources and management attention from our business operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, copyright, and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in Chinese mainland and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. In particular, our members may abuse their membership privilege and illegally distribute paid content exclusively available to paid members, which could have a material and adverse effect on our financial condition, results of operations and prospects. Further, we may have difficulty addressing the threats to our business associated with piracy of our copyrighted content, particularly our original content. Our content and streaming services may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us. We adopt a variety of measures to mitigate risks associated with piracy, including by litigation and through technology measures. We cannot assure that such measures will be effective.

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

Furthermore, policing unauthorized use of copyrights, proprietary technology and other intellectual properties is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Historically and up to the date hereof, we have commenced multiple actions, some of which are at their preliminary stages, to protect our copyrighted content from being streamed on other online entertainment video service platforms without authorization. Such litigations and an adverse determination in any such litigations could result in substantial costs and diversion of resources and management attention. While we obtained favorable rulings in some of these cases, we cannot guarantee success in others or any future ones, neither can we assure you that we are able to recover our loss resulting from the infringements or the cost incurred in enforcing our rights.

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

Between 2020 and 2024, we were involved in certain securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our company’s public disclosure documents. In May 2021, these actions were consolidated. In September 2024, the relevant court granted our motion to dismiss the case in its entirety with prejudice, and the matter is now closed.

In addition, we are subject to legal proceedings in the ordinary course of business. We have been involved in litigation based on allegations of infringement of third-party copyright, including information network dissemination rights, and other rights, due to the content available on our platform. We have been subject to lawsuits in Chinese mainland for alleged unfair competition in connection with our platform. We may also face litigation or administrative actions for defamation, negligence, copyright and trademark infringement, or other purported injuries resulting from the content we provide or the nature of our services.

We were subject to a total of 866 lawsuits in Chinese mainland for alleged copyright infringement between January 1, 2023 and December 31, 2025, in connection with our platform. Approximately 98.5% of the lawsuits filed from January 1, 2023 through December 31, 2025 in connection with the iQIYI platform were rejected by the PRC courts, withdrawn by the plaintiffs, or settled by the parties. As of December 31, 2025, a total of 119 lawsuits against us in connection with our platform were pending in Chinese mainland, with the aggregate amount of damages sought under these pending cases being RMB 79.4 million (US$11.4 million).

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

Our ability to provide users with a high-quality online entertainment experience depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertising customers to switch to our competitors’ platforms. Our IT systems and proprietary content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party service providers. For example, we have experienced intermittent interruptions for up to 48 hours of viewer access to one popular drama title in the past. Our platform has also experienced general intermittent interruptions in the past. These interruptions were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; (iii) service malfunction of payment gateway; and (iv) service malfunction of the telecommunications operators, such as power outage of internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our IT systems. Since we host our servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions. Furthermore, in the future we may experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity related threats as follows:

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

As the number of our users increases and our users generate more content on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access our online application in a timely fashion, or at all, our user experience may be compromised and our users may seek other platforms to meet their needs, and may not return to iQIYI or use iQIYI as often in the future, or at all. This would negatively impact our ability to attract users and maintain the level of user engagement.

If the technologies we use in operating our business fail, become unavailable, or do not operate to meet expectations, our business and results of operation may be adversely impacted.

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

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as unsecure, users and advertising customers may curtail or stop using our products and services and our business and operating results may be harmed.

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

We have invested in and acquired, and may continue to invest in and acquire, assets, technologies and businesses that are complementary to our business in the future. For example, in July 2018, we acquired a 100% equity stake in a developer and publisher of games known as Skymoons. Acquired businesses or assets may not yield the results we expect. In addition, investments and acquisitions involve uncertainties and risks, including:

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
•
regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of Chinese mainland and other jurisdictions; and enhanced compliance requirements for outbound acquisitions and investment under the laws and regulations of Chinese mainland.

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

We may also incur impairment charges to earnings for investments and acquired businesses and assets. For example, we recorded impairment losses in the amount of RMB336.2 million, RMB192.6 million and RMB37.9 million (US$5.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We may continue to record impairment losses in the future. Our determination on whether assets are impaired is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, the carrying amount of the assets may exceed our recoverable amount, and our assets may be impaired. As a result, we may be required to significantly write-off our assets and record a significant impairment loss. Even though these charges may be non-cash items and would not have an immediate impact on our liquidity, the fact that we may report charges of this nature could contribute to negative market perceptions of us or our securities. Accordingly, any of our shareholders and beneficial owners of the ADSs could suffer a reduction in the value of their investment. We cannot guarantee that we will not record greater impairment losses in the future. If we suffer from significant impairment losses, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to certain risks related to construction delays on a piece of land.

One of our subsidiaries acquired the land use right to a piece of land in Dongyang City, Zhejiang Province through a land auction, but has not yet commenced construction on the land in accordance with the relevant land use right grant contract (the “Grant Contract”). Pursuant to the Grant Contract and the PRC Urban Real Estate Administration Law, failure to commence construction as scheduled under the Grant Contract may result in an idle land fee of up to 20% of the purchase price, a daily fine of 0.5‰ of the purchase price for delayed construction, and even repossession of the idle land. Notwithstanding that no such sanctions have been imposed on us to date in connection with the delayed construction, and that we have maintained communication with the grantor and competent authorities regarding the expected timeline for its commencement, should we incur any such sanctions, they would increase our project costs and adversely impact our financial condition and operating results.

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

In addition, we are exploring various opportunities and marketing strategies to better monetize our membership base, including offering early access privilege to certain drama series for an additional fee. We may receive negative news reports, or negative publicity on influential TV shows, on such initiatives, which may negatively impact our reputation and results of operations. We may also be affected by publicity relating to third-party service providers. In addition to traditional media, there has been an increasing use of social media platforms and similar devices in Chinese mainland, including instant messaging applications, such as Weixin/WeChat, social media apps and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

A severe or prolonged downturn in the economy of Chinese mainland or the global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue, and the Chinese population began to decline in 2022. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In addition economic conditions in Chinese mainland are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in Chinese mainland. Any severe or prolonged slowdown in the global or Chinese mainland economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Rising international political tensions, particularly with regard to China, may adversely impact our business and operating results.

Rising international political tensions may adversely impact our business and operating result. For example, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs, as well as sanctions and anti-sanction actions implemented by both sides. The U.S. government has taken actions that have impacted, and such actions or any potential new actions may continue to impact, companies like us with a substantial presence in China. A non-exhaustive list of such actions includes legislative measures aiming to prohibit or restrict U.S. investment in China-based companies that operates in certain industries, sanctions or trade restrictions targeting China, increased tariffs on imports from China, or ban or enhanced review of transactions with, or inbound investments from, China-based companies. China has responded by taking a series of measures such as implementing retaliatory tariffs, trade barriers, and other regulatory actions, and new measures may be adopted from time to time. The tension between these two countries may escalate, potentially disrupting cross-border commerce, capital flows, and investor sentiment, leading to increased compliance costs, operational disruptions, and constraints on our access to capital markets. The possibility of the U.S. government delisting China-based companies from U.S. stock exchanges, as previously reported in the media, creates uncertainty regarding our ability to maintain our Nasdaq listing.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We have adopted the share incentive plans to provide incentive to our directors, employees and consultants. As of February 28, 2026, options to purchase a total of 316,284,743 ordinary shares were outstanding under our 2010 Equity Incentive Plan, options to purchase a total of 239,181,278 ordinary shares were outstanding under our 2021 Share Incentive Plan, and options to purchase a total of 55,068,650 ordinary shares were outstanding under our 2024 Share Incentive Plan.

For the years ended December 31, 2023, 2024 and 2025, we recorded RMB636.7 million, RMB544.4 million and RMB403.4 million (US$57.7 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded in the US, and the various regulatory authorities in Chinese mainland and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to regulatory guidance as adjusted from time to time, their application in practice may evolve over time as new guidance becomes available. This evolution may require us to make continual refinements to our disclosure and governance practices, leading to additional compliance costs. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We have limited business insurance coverage.

Insurance companies in Chinese mainland offer limited business insurance products. We maintain, and require our subcontractors to maintain, standard film production insurance. However, aside from this, we do not have business liability or disruption insurance coverage for our operations in Chinese mainland. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, the independent registered public accounting firm must report on the effectiveness of such company’s internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in any future annual report on Form 20-F covering the fiscal year in which any such failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

Conflicts of interest may arise between Baidu and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•
Our board members may have conflicts of interest. Our directors Mr. Haijian He, Dr. Dou Shen, Mr. Fei Qi and Mr. Zhanbing Xu are also employees of Baidu. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Baidu and us.
•
Sale of shares in our company. Baidu may decide to sell all or a portion of our shares that it holds to a third party, including to any one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our employees or our other shareholders.
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

Our agreements with Baidu may be less favorable to us than similar agreements negotiated with unaffiliated third parties..

We were bound by a master business cooperation agreement with Baidu between January 2018 and January 2026. We are negotiating the renewal of this agreement with Baidu, and may enter into additional agreements with Baidu in the future. Under our previous master business cooperation agreement with Baidu, we agreed during the non-competition period, which ended on January 19, 2026, not to compete with Baidu in its core businesses. We may agree to similar contractual limitations in future agreements, which may affect our ability to expand our business and may adversely impact our growth and prospects. Potential conflicts of interest could arise in connection with the resolution of any dispute between Baidu and us, regarding the terms of the arrangements governing our agreements with Baidu. For example, so long as Baidu continues to control us, we may not be able to bring a legal claim against Baidu in the event of contractual breach, notwithstanding our contractual rights under inter-company agreements entered into by Baidu and us from time to time.

If we are unable to benefit from the synergies of our business cooperation with Baidu, our business may be adversely affected.

Our controlling shareholder and strategic partner, Baidu, is a leading AI company with a strong internet foundation. Our business has benefited significantly from Baidu’s advanced technological capabilities and strong market position in Chinese mainland. In addition, we have benefited from Baidu’s financial support in the past. We cooperate with Baidu in a number of areas, including AI technology, cloud services and traffic. However, we cannot assure you that we will continue to maintain our cooperative relationships with Baidu and its affiliates in the future. To the extent we cannot maintain our cooperative relationships with Baidu at reasonable prices or at all, we will need to source other business partners to provide services, which could result in material and adverse effects to our business and results of operations. We may also need to obtain financing through other means if Baidu ceases to provide financial support to us. In addition, our current customers and content partners may react negatively to our carve-out from Baidu. Our inability to maintain a cooperative relationship with Baidu could materially and adversely affect our business, growth and prospects.

Baidu will control the outcome of shareholder actions in our company.

As of February 28, 2026, Baidu held approximately 45.1% of our total issued and outstanding ordinary shares, representing 89.1% of our total voting power. Baidu has advised us that it does not anticipate disposing of its voting control in us in the near future. Baidu’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the Nasdaq Stock Market requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Baidu’s voting control may cause transactions to occur that might not be beneficial to you as a holder of our ADSs and may prevent transactions that could have been beneficial to you. For example, Baidu’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, Baidu is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Baidu beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from the Nasdaq corporate governance rules, including:

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture and publishing business and film/drama production and operation (including importation) business. We are a Cayman Islands exempted company and our Chinese mainland subsidiaries are considered foreign-invested enterprises. As such, none of our Chinese mainland subsidiaries are eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in Chinese mainland. Accordingly, we conduct such business activities through the variable interest entities in Chinese mainland, Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries. Our wholly-owned subsidiaries, Beijing QIYI Century, iQIYI New Media and iQIYI Optical Era, have entered into contractual arrangements with the variable interest entities and their respective shareholders. The contractual arrangements enable us to receive the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law, and as a result, iQIYI, Inc. is considered as the primary beneficiary of the variable interest entities in Chinese mainland and consolidate the financial results of the variable interest entities as required by ASC topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP, and we consolidate the financial results of the variable interest entities in our consolidated financial statements under U.S. GAAP for accounting purposes. We conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries, which primarily include Beijing QIYI Century, Beijing iQIYI Interactive, iQIYI New Media and iQIYI Optical Era, and (ii) the variable interest entities with which we maintained these contractual arrangements, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, Intelligent Entertainment and iQIYI Yinhua, and their subsidiaries in Chinese mainland such as Hainan iQIYI Culture. Investors in our ADSs thus are not purchasing equity interest in the variable interest entities in Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the variable interest entities.

Our holding company in the Cayman Islands, the variable interest entities, and investments in our Company are subject to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, the business, financial condition, and results of operations of the variable interest entities and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the variable interest entities which contributed 88% of our revenues in 2025. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in online video and other foreign-restricted services, or if the PRC government otherwise finds that we, the variable interest entities, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the PRC regulatory authorities, including the MIIT, the National Radio and Television Administration, the State Film Bureau, the National Press and Publication Administration, the Ministry of Culture and the Ministry of Commerce, would have discretion in dealing with such violations or failures, including, without limitation:

•
revoking the business licenses and operating licenses of such entities;
•
discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our Chinese mainland subsidiaries and the variable interest entities;
•
imposing fines, confiscating the income from our Chinese mainland subsidiaries or the variable interest entities, or imposing other requirements with which we or the variable interest entities may not be able to comply;
•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the variable interest entities and deregistering the equity pledges of the variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or direct activities that most significantly affect the economic performance of the variable interest entities; or restricting or prohibiting our use of the proceeds of any of our offshore financings to finance our business and operations in Chinese mainland.

In addition, in September 2009, the General Administration of Press and Publication together with several other government agencies issued a notice, known as Circular 13, prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in Chinese mainland. Circular 13 expressly prohibits foreign investors from exercising control or participating in PRC operating companies’ online game operations indirectly, such as through other joint venture companies or contractual or technical arrangements. Other government agencies that also had the authority to regulate online game operations in Chinese mainland when Circular 13 was issued, such as the Ministry of Culture and the MIIT, did not join the General Administration of Press and Publication in issuing Circular 13. The General Administration of Press and Publication was replaced by the State Administration of Press Publication, Radio, Film and Television and later by the National Press and Publication Administration. To date, none of the General Administration of Press and Publication, the State Administration of Press Publication, Radio, Film and Television and the National Press and Publication Administration has issued any interpretation of Circular 13. Due to differing regulatory provisions on online games and the absence of definitive guidance from the PRC authorities, the final determination of whether our contractual arrangements constitute foreign investment in online game operation businesses rests with those authorities. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, the manner and extent to which the PRC authorities will interpret or implement the various regulations going forward remain subject to their final determination. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, the contractual arrangements may be challenged by the National Press and Publication Administration or other governmental authorities. If we were found to be in violation of Circular 13 to operate our mobile game business, the National Press and Publication Administration, in conjunction with the regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the licenses and registrations. If we were found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and Circular 13, the regulatory authorities would have discretion in dealing with such violations.

Furthermore, the adoption and content of any new PRC laws, rules or regulations relating to contractual arrangements will be determined by the authorities. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law do not touch upon the concepts and regulatory regimes that were historically suggested for the regulation of the variable interest entity structures, and thus this regulatory topic awaits further clarification under the Foreign Investment Law. Since the Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law are new, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the variable interest entities in Chinese mainland that most significantly impact their economic performance, or our failure to receive the economic benefits from the variable interest entities, we may not be able to consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

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

We have relied and expect to continue to rely on contractual arrangements with variable interest entities and their shareholders to operate our business in Chinese mainland. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities. For example, the variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the variable interest entities in Chinese mainland, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the variable interest entities and their shareholders of their obligations under the contracts to direct activities that most significantly affect the economic performance of the variable interest entities. The shareholders of the variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the variable interest entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to the laws and regulations under the PRC legal system. In addition, the legality and enforceability of the contractual agreements between our Chinese mainland subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in Chinese mainland. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities that most significantly affect the economic performance of the variable interest entities, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with the variable interest entities may not be as effective in ensuring our control over our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in Chinese mainland. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We face ongoing questions about the enforceability of these contractual arrangements. The final resolution of any arbitration should legal action become necessary, will depend on the tribunal’s determinations. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities that most significantly affect the economic performance of the variable interest entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.”

The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause the variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and the variable interest entities, which would have a material and adverse effect on our ability to effectively direct the business operations of the variable interest entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. In particular, Mr. Xiaohua Geng (who holds 50% of the equity interest in Shanghai iQIYI and 99% in Beijing iQIYI) is not our directors or executive officers. As a result, we cannot assure you that their interests will align with ours. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the variable interest entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our Chinese mainland subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law on December 12, 2019, effective from January 1, 2020, to replace the trio of laws previously regulating foreign investment in Chinese mainland, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, its interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in Chinese mainland. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, the PRC authorities will decide whether our contractual arrangements comply with the market access requirements for foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in Chinese Mainland

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Chinese mainland in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear and uncertain. If the CSRC approval is required for any of our offshore listings and capital raising activities, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore listings and capital raising activities if such approval is required, or a rescission of such CSRC approval we obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in Chinese mainland, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises (CSRC Announcement [2022] No. 43), or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system is applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirements within three business days after the completion of such offering or listing. In addition, according to the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of Chinese mainland, including but not limited to follow-on offerings, secondary listings and going private transactions. Any failure to complete or delay in completing such procedures for any future securities offerings, or for our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions outside of Chinese mainland, as required under the Overseas Listing Measures or otherwise, or a recission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in Chinese mainland, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

If we cannot obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner for any future securities offerings and listings outside of Chinese mainland, including but not limited to follow-on offerings, secondary listings and going private transactions, it may negatively impact our ability to further raise capital from the market or pursue restructuring or refinancing of our indebtedness. We may also face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in Chinese mainland, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price and listing status of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future securities offerings and listings outside of Chinese mainland, including but not limited to follow-on offerings, secondary listings and going private transactions. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

Changes in Chinese mainland’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in Chinese mainland. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in Chinese mainland generally. In recent decades, the Chinese government has implemented a series of reform measures, including among others, emphasizing the utilization of market forces for economic reform, and the establishment of improved corporate governance in business enterprises. The Chinese government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources and setting monetary and fiscal policy.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in Chinese mainland, in the policies of the Chinese government or in the laws and regulations in Chinese mainland could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are relatively new and the PRC legal system may continue to evolve. There is no assurance that the Chinese mainland government will not legally institute measures restricting the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in Chinese mainland or a Chinese mainland entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to any subsequent measures by the Chinese mainland government that legally limit the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the Chinese mainland government to transfer cash or assets. Local courts may also have discretion to reject the enforcement of foreign awards or arbitration awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or claims. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong.

The laws and regulations of Chinese mainland have significantly enhanced the protections afforded to various forms of foreign investments in Chinese mainland for the past decades. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in Chinese mainland. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations shall be determined in accordance with the laws and regulations in force at the time. We may encounter situations where regulations are unclear or imprecise, or where interpretations by regulatory authorities are not entirely consistent with those adopted by courts in similar cases. Such inconsistencies can lead to increased legal and compliance risks, potentially resulting in costly administrative or court proceedings and diversion of management attention and resources, which could have material adverse impacts on our business, financial condition, and results of operations.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in Chinese mainland. Our operations in Chinese mainland are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and influences over offerings that are conducted overseas and foreign investment in Chinese mainland-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations and enhanced supervision over large internet platforms may adversely affect our business, financial condition and results of operations, and could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our Chinese mainland subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our Chinese mainland subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our Chinese mainland subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. Each of our Chinese mainland subsidiaries and the variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in Chinese mainland may also set aside a portion of its after-tax profits to a discretionary surplus fund at its discretion. The amounts restricted also include the net assets of the variable interest entities in which we have no legal ownership. These reserves are not distributable as cash dividends. If our Chinese mainland subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Chinese mainland subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Since 2016, the People’s Bank of China and SAFE have implemented a series of capital flow supervisory measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. This circular may constrain our Chinese mainland subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital flow supervision and our Chinese mainland subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our Chinese mainland subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.

Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where iQIYI, Inc., the direct parent company of our Chinese mainland subsidiaries Beijing QIYI Century and Chongqing QIYI Tianxia Science & Technology Co., Ltd., is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, iQIYI Film Group HK Limited, which directly owns our Chinese mainland subsidiaries iQIYI New Media, is incorporated in Hong Kong. However, if iQIYI Film Group HK Limited is not considered to be the beneficial owner of the dividends paid to it by iQIYI New Media under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our Chinese mainland subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

We are subject to PRC laws and regulations governing loans to and direct investment in Chinese mainland entities by offshore holding companies and currency conversion, which may delay or prevent us to make loans to or make additional capital contributions to our Chinese mainland subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our Chinese mainland subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with governmental authorities in Chinese mainland. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” Any loan to be provided by our company to our Chinese mainland subsidiaries, variable interest entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by our company to our Chinese mainland subsidiaries and the variable interest entities. If we fail to receive such approvals or complete such registration or filing, our ability to capitalize our Chinese mainland operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. With respect to loans to the Chinese mainland subsidiaries by our company, (i) if the Chinese mainland subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the Chinese mainland subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our Chinese mainland subsidiaries under this circumstance; and (ii) if the Chinese mainland subsidiaries adopt the foreign exchange administration mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the Chinese mainland subsidiary, known as the Risk-Weighted Approach and the Net Asset Limits. According to PBOC Notice No. 9, after a transition period of one year since the promulgation of the People’s Bank of China Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It remains to be seen which mechanism the People’s Bank of China and SAFE will adopt in the future and what statutory limits will be imposed on us when providing loans to our Chinese mainland subsidiaries. Currently, our Chinese mainland subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our Chinese mainland subsidiaries are no longer able to choose the Current

Foreign Debt Mechanism, our ability to provide loans to our Chinese mainland subsidiaries or the variable interest entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

Furthermore, cash transfers from our Chinese mainland subsidiaries and the variable interest entities to entities outside of Chinese mainland must comply with applicable PRC foreign-exchange administrative procedures. We are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our Chinese mainland subsidiaries. In addition, remittance of dividends by a wholly foreign-owned enterprise out of Chinese mainland is also subject to examination by the banks designated by SAFE. To the extent cash in our business is in Chinese mainland or an entity in Chinese mainland, such cash may not be available to fund operations or for other use outside of Chinese mainland due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our Chinese mainland subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in Chinese mainland or by an entity in Chinese mainland, such cash may not be available to fund operations or for other use outside of Chinese mainland. SAFE Circular 19, SAFE Circular 16 and other rules and regulations may significantly limit our ability to transfer to and use in Chinese mainland any foreign currency, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates published by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For instance, the Renminbi generally depreciated against the U.S. dollar in 2024. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in Chinese mainland and by China’s foreign exchange policies. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of the date of this annual report, some of the lessors of our properties we lease in Chinese mainland have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties up to RMB10,000 per unregistered leased property.

The enforcement of labor-related regulations in Chinese mainland and Hong Kong may adversely affect our business and results of operations.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected.

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

The M&A rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Chinese mainland.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by Chinese mainland enterprises or natural persons acquire an affiliated Chinese mainland domestic enterprise. After the Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law took effect on January 1, 2020, the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law. Moreover, the Anti-Monopoly Law requires that the SAMR (formerly the Ministry of Commerce) shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that took effect in September 2011 and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in Chinese mainland by foreign investors increasingly time-consuming and complex. These rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the competent authority, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the competent authority may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our Chinese mainland subsidiaries to liability or penalties, limit our ability to inject capital into our Chinese mainland subsidiaries, limit our Chinese mainland subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our Chinese mainland subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our Chinese mainland subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or our failure to amend the foreign exchange registrations of our Chinese mainland subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our Chinese mainland subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If the chops of our Chinese mainland subsidiaries and the variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In Chinese mainland, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in Chinese mainland is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our Chinese mainland subsidiaries and the variable interest entities are generally held securely by personnel designated or approved by our company in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in Chinese mainland for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by our company, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, promulgated by SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in Chinese mainland for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the Chinese mainland subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in Chinese mainland for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations since we have become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our Chinese mainland subsidiaries and limit our Chinese mainland subsidiaries’ ability to distribute dividends to us. We have completed filing with the competent SAFE branch for our equity incentive plans and are required to update our filing periodically or in the event of any material changes. In addition, relevant regulatory rules are still being formulated or amended, which could limit our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in Chinese mainland who exercise or transfer share options or are granted restricted shares will be subject to Chinese mainland individual income tax. Our Chinese mainland subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the applicable laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

If we are classified as a Chinese mainland resident enterprise for Chinese mainland income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Chinese mainland shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of Chinese mainland with its “de facto management body” within Chinese mainland is considered a “resident enterprise” and will be subject to Chinese mainland enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland-controlled enterprise that is incorporated offshore is located in Chinese mainland. Although this circular only applies to offshore enterprises controlled by Chinese mainland enterprises or Chinese mainland enterprise groups, not those controlled by Chinese mainland individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a Chinese mainland enterprise or a Chinese mainland enterprise group will be regarded as a Chinese mainland tax resident by virtue of having its “de facto management body” in Chinese mainland and will be subject to Chinese mainland enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in Chinese mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in Chinese mainland.

We believe none of our entities outside of China is a Chinese mainland resident enterprise for Chinese mainland tax purposes. However, the criteria used by the Chinese mainland tax authorities to identify the “de facto management body” still awaits further clarification. If the Chinese mainland tax authorities determine that iQIYI, Inc. is a Chinese mainland resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares or ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to Chinese mainland tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within Chinese mainland. Furthermore, if Chinese mainland tax authorities determine that we are a Chinese mainland resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-Chinese mainland individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to Chinese mainland tax at a rate of 20% (which, in the case of interest or dividends, may be subject to withholding at source), if such gain is deemed to be from Chinese mainland sources. These rates may be reduced by an applicable tax treaty. However, whether non-Chinese mainland shareholders of iQIYI, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and Chinese mainland in the event that iQIYI, Inc. is treated as a Chinese mainland resident enterprise remains to be determined. Any such tax may reduce the returns on your investment in the ADSs.

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

The difficulty of cross-border supervision and administration is common in many territories, including Chinese mainland. Although the authorities in Chinese mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of Chinese mainland and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the PRC Personal Information Protection Law provide that no entity or individual within the territory of Chinese mainland shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of Chinese mainland without the approval of the competent governmental authority of Chinese mainland. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within Chinese mainland, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

If we were to become subject to the U.S. Department of the Treasury’s final rule on outbound investment in the future, our ability to raise capital from U.S. persons could be restricted.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, referred to as the Final Rule, to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. It imposes investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China (including Hong Kong and Macau) that are engaged in certain activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as the Covered Foreign Persons. U.S. persons subject to the Final Rule are in some instances prohibited altogether from making, and in other instances required to report, certain investments in Covered Foreign Persons.

We believe we are not a “Covered Foreign Person” as defined in the Final Rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours, which could implicate the prohibition or notification requirements under the Outbound Investment Rule for U.S. persons. Furthermore, the U.S. government has issued a broadly worded “America First Trade Policy” and an “America First Investment Policy” that seek to further restrict U.S. investments involving China (including possibly expanding technologies subject to investment restrictions and narrowing related exceptions, such as those related to publicly traded securities). If we were deemed to be a Covered Foreign Person in the future due to changes in our business operations or amendments to relevant laws and regulations or the interpretation thereof, at which time restrictions on investments by U.S. persons (as defined under the Final Rule) could significantly and negatively affect our ability to raise capital, in which case the trading price of our ADSs may be materially and adversely affected.

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
•
litigation, government investigation or other legal or regulatory proceeding; and general economic or political conditions in Chinese mainland or elsewhere in the world.

In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in Chinese mainland in particular, may affect the volatility in the prices of and trading volumes for our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the price of our ADSs may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.

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

Public companies listed in the United States that have a substantial majority of their operations in Chinese mainland have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and SEC enforcement actions.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Chinese mainland, and are all located outside of the Cayman Islands. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, all of our directors and executive officers are located in Chinese mainland or Hong Kong as of the date of this annual report. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws, or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Chinese mainland and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where our directors and officers are located. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in Chinese mainland or Hong Kong as the United States and Chinese mainland or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in Chinese mainland or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of Chinese mainland or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited (depending on the remedies you are seeking), because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent also governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the United States) as well as from the common law of England. The decisions of the English courts are of highly persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, Baidu, holder of our Class B ordinary shares, held approximately 45.1% of our total issued and outstanding ordinary shares and 89.1% of the voting power of our outstanding shares as of February 28, 2026. Therefore, Baidu has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act regulating the liability for insiders who profit from trades made in a short period of time; (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and (v) certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

In addition, as a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a) (3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Mr. Fei Qi, who is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2). In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2025. Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval for the adoption of our 2024 Plan in May 2024. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, as a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

In addition, on June 4, 2025, the SEC issued a concept release soliciting public input on whether the definition of foreign private issuer should be amended, including possible changes to the eligibility criteria and the regulatory framework applicable to foreign private issuers. Any changes to the SEC’s rules could result in new or more stringent requirements for foreign private issuers or could cause us to lose our status as a foreign private issuer. If the SEC adopts new rules or amends existing rules in a manner that affects our eligibility as a foreign private issuer, we could become subject to additional U.S. regulatory and reporting requirements applicable to domestic issuers, which could increase our compliance costs, negatively affect our ability to raise capital in international markets, and require significant management attention and resources. There can be no assurance as to the timing or outcome of any such regulatory changes, or the impact they may have on our business, operations, or reporting obligations.

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

Based on the market price of our ADSs, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2025, and do not presently expect to be a PFIC for the 2026 taxable year or the foreseeable future. However, PFIC status is a fact-intensive determination that generally cannot be determined until after the close of the taxable year in question, and is based on that year’s composition of income and assets (which could change significantly during the course of a taxable year). Fluctuations in the market price of our ADSs, for instance, may cause us to become a PFIC for the current or subsequent taxable years because the value of certain of our assets, for the purpose of the asset test, is generally determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of the variable interest entities for U.S. tax purposes. Accordingly, no assurance can be given regarding our PFIC status for the current or any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. shareholder held an ADS or Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. shareholder. See “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Provisions of our outstanding convertible senior notes could discourage an acquisition of us by a third party.

Certain provisions of our outstanding convertible senior notes could make it more difficult or more expensive for a third-party to acquire us. The indentures for the PAG Notes, 2028 Notes and 2030 Notes define a “fundamental change” to include, among other things: (i) any person or group becoming a beneficial owner of our company through gaining more than 50% voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares; (ii) any recapitalization, reclassification or change of our ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transaction of all or substantially all our consolidated assets, to any person other than one of our subsidiaries or variable interest entities; (iii) the adoption of any plan or proposal relating to the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed or quoted on any of The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange (or any of their respective successors) and none of the ADSs, Class A ordinary shares, other common equity and ADSs in respect of reference property is listed or quoted on one of The Nasdaq Global Select Market, The Nasdaq Global Market, The New York Stock Exchange (or any of their respective successors) within one trading day of such cessation; or (v) any change in or amendment to the laws, regulations and rules in Chinese mainland that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these convertible senior notes will have the right, at their option, to require us to repurchase their notes. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible senior notes.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
HISTORY AND DEVELOPMENT OF THE COMPANY

We launched qiyi.com under the QIYI brand in April 2010 as an internet video streaming service in Chinese mainland. Our holding company, Ding Xin, Inc., was incorporated in November 2009 in the Cayman Islands. Ding Xin, Inc. was subsequently renamed Qiyi.com, Inc. in August 2010 and later iQIYI, Inc. in November 2017. QIYI was rebranded as iQIYI in November 2011.

In March 2010, we established a wholly-owned Chinese mainland subsidiary, Beijing QIYI Century Science and Technology Co., Ltd., or Beijing QIYI Century. In November 2011, we obtained control over Beijing Xinlian Xinde Advertisement Media Co., Ltd. and in May 2012 we renamed it Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, to operate our internet video streaming services. In December 2012, Shanghai iQIYI Culture Media Co., Ltd., or Shanghai iQIYI, was established as our exclusive advertising agent. In May 2013, we acquired the online video business of PPS. We primarily provide live streaming service through Shanghai Zhong Yuan Network Co., Ltd., or Shanghai Zhong Yuan, the operating entity of PPS. We are considered as the primary beneficiary of Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan as a result of a series of contractual arrangements, and have consolidated their financial results as our variable interest entities under U.S. GAAP for accounting purposes. Beijing iQIYI and Shanghai Zhong Yuan hold our VATS Licenses and other licenses and permits necessary for our business operation.

In May 2017, we established a wholly-owned Cayman Islands subsidiary, iQIYI Film Group Limited. Subsequently, we established iQIYI Film Group HK Limited in June 2017, and Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, in July 2017. iQIYI Film Group Limited holds 100% of the equity of iQIYI Film Group HK Limited, which in turn holds 100% of equity in iQIYI New Media. Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., or Intelligent Entertainment (previously known as Beijing iQIYI Cinema Management Co., Ltd., or Beijing iQIYI Cinema), was established in June 2017. We are considered as the primary beneficiary of Intelligent Entertainment as a result of a series of contractual arrangements, and have consolidated its financial results as our variable interest entity under U.S. GAAP for accounting purposes.

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

In January 2024, we established a Chinese mainland subsidiary, Beijing iQIYI Optical Era Technology Co., Ltd., or iQIYI Optical Era, which is wholly-owned by iQIYI Film Group HK Limited. Subsequently, Beijing iQIYI Yinhua Media Co., Ltd., or iQIYI Yinhua, was established in January 2024. We are considered as the primary beneficiary of iQIYI Yinhua as a result of a series of contractual arrangements, and have consolidated its financial results as our variable interest entity under U.S. GAAP for accounting purposes.

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

B.
BUSINESS OVERVIEW

iQIYI is a leading provider of online entertainment video services in China. Since our inception, we have always put content and users at the center, orienting each of our business strategies around delivering superior-quality content and a user-friendly entertainment experience. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular culture. Designed and refined by our engineers with a deep understanding of the evolving user preferences, our products continue to advance and offer superior experience for users.

Our platform features a comprehensive and diversified content library. As of December 31, 2025, our content library boasted over 40,000 professionally produced long-form content titles, including drama series, films, variety shows, children’s content, animations, and others, along with approximately 20,000 micro dramas, collectively providing an all-inclusive entertainment experience for our users.

We are home to many acclaimed original drama series and variety show franchises, among others, with in-house studios spearheading our original content production. In 2025, iQIYI original drama series served as the main driver for premium content supply, accounting for over 90% of the newly released drama series with iQIYI popularity index scores of over 9,000.

We are integrating AI throughout our business to drive operational efficiency and deliver superior user experience. For example, we used Screenplay Studio (剧本工坊), a proprietary AI tool, to systematically identify high potential scripts and enhance their likelihood of becoming audience hits. We also leveraged AI to generate micro animations. As for user experience, we have launched innovative AI-powered features including Taodou (桃豆), a smart personal assistant who provides personalized content recommendations and plot explanations through conversational interactions.

We have developed diversified monetization models. We generate revenues through membership services, online advertising services, content distribution, and a suite of other monetization methods. Our membership services contribute a significant portion of our revenues. Our monetization model fosters an environment for high-quality content production and effective content distribution on our platform, which in turn attracts a large and highly-engaged user base, creating a virtuous cycle.

Our Products and Services

We provide our users with a variety of products and services encompassing online videos, experience services, online games, comics, and others.

Videos

We produce, aggregate and distribute a wide variety of long-form videos, micro dramas and other video contents. Our extensive portfolio encompasses primarily iQIYI original content and licensed content.

Long-form Videos

iQIYI original content

Driven by our long-term commitment to original content, we have established a unique and effective methodology for both original content production and operations. Powered by a strong team of professionals and supported by a mature and highly efficient operating mechanism, our methodology covers everything from content creation to production and post-broadcasting. iQIYI original drama series have become the main driver for our premium drama content supply. To date, we have had 22 dramas that achieved over 10,000 iQIYI popularity index scores, of which six were released in 2025.

iQIYI original content includes content produced in-house and content produced in collaboration with third-party partners. We have a diversified portfolio that includes:

•
Original dramas, such as Drifting Away (漂白), Feud (临江仙), Coroner’s Diary (朝雪录), The Thriving Land (生万物), Strange Tales of Tang Dynasty III To Chang’an (唐朝诡事录之长安) and The Punishment (罚罪2), all of which broke our internal 10,000 iQIYI popularity index score;
•
Variety shows, such as the multi-season The Rap of China (新说唱), Become A Farmer (种地吧), and The King of Stand-up Comedy (喜剧之王单口季);
•
Movies, such as Clash (冲·撞), and The Shadow’s Edge (捕风追影); and
•
Children’s content and animations, such as the multi-season Deer Squad (无敌鹿战队) and The Great Ruler (大主宰).

For iQIYI original content produced in collaboration with third-party partners, typically established entertainment production companies, we maintain a high degree of control throughout the content development and production process.

We also adapt video IP into multiple entertainment products, such as online games, IP-based consumer products, and offline experiences.

Licensed content

In addition to iQIYI original content, we also provide users with a selection of professionally produced content that is produced by and licensed from third parties. Leveraging our expertise in content selection, we have successfully debuted well-received titles such as the drama series A Dream Within A Dream (书卷一梦), We Are Criminal Police (我是刑警), A Journey to Love (一念关山), A Lifelong Journey (人世间), and the variety show Keep Running (奔跑吧). Our licensed content library also features movies, animations, documentaries and other content.

Our licensed video content is typically procured from third parties at fixed rates for a specified term. Payments of licensing fees are generally made in installments upon signing of the contract and during the license period. We also exchange internet broadcasting rights of licensed content with other internet video streaming services to enrich our content library.

We leverage our content procurement team’s insights and our AI-based analytics capabilities to optimize content procurement. We have established partnerships with content providers to ensure access to high-quality content. These partners include leading domestic and overseas production companies and TV networks.

Micro Dramas

Starting in 2024, we have been enhancing our content offerings by integrating micro dramas to complement our extensive long-form content portfolio. Micro dramas, featuring episodes primarily one to five minutes long, are optimized for vertical screen viewing. Micro dramas differ from long-form videos in format, storytelling style, and audience reach, catering specifically to users seeking quick entertainment breaks.

Through introducing micro dramas, we aim to cater to diverse user preferences and viewing scenarios.

This diversified content approach is designed to broaden our user reach while enhancing user satisfaction and loyalty, and drive monetization opportunities over time.

Other Video Content

We also offer a broad base of other video content with all kinds of genres, formats and running times, such as micro animations, micro variety shows, edited video clips, and video blogs. Our other video content expands our library and allows us to capture a broader user base, drive user engagement and enhance user stickiness.

Our other video content is created and uploaded to our platform by a wide array of content providers. The content providers range from ordinary registered users, amateurs, and semiprofessional partners to internet influencers, multi-channel networks, and production studios, which collectively contribute to growing our creative user community. Content providers upload their videos onto their iQIYI partner accounts, an open platform we provide, to share, distribute and monetize their video content. We then evaluate the quality of uploaded videos through the use of AI and manual review before final approval. Users can follow their favorite iQIYI partner accounts.

Overseas Business

We expand our business overseas through our multilingual iQIYI International app and international website, featuring popular Chinese content, commonly known as C-pop, along with a wide range of local video content and others, to cater to a diverse global audience. We currently support interfaces in over ten languages, ensuring a user-friendly experience for viewers worldwide. Our app and website are globally accessible and our app can be downloaded from major app stores, making it convenient for users across different countries and regions to enjoy our content offerings. Our goal for overseas business is to make our platform the home to beloved Asian content. We also seek collaboration with local partners to leverage their strong marketing capabilities and know-how in high-quality local content.

Experience Business

Our experience business focuses on two key areas: IP-based consumer products and offline experiences. We are leveraging our extensive and unique IP collection to tap into the IP merchandising market. We are also in the process of building our premium IPs into offline experiences through iQIYI LAND and the launch of VR-empowered immersive theaters. Our first iQIYI LAND premiered on February 8, 2026, offering attractions including VR tours, holographic spaces, immersive shows, recreation of popular drama or film sets, opportunity to interact with beloved characters, and parties and games, and serving as a retail channel for our IP-based consumer products. There are currently two other iQIYI LANDs under development. Additionally, we engage with customers through immersive theaters leveraging our industry-leading XR and VR technologies.

Other Products and Services

Our other products and services include online games, comics and others. We develop and distribute online games featured in various formats to domestic and overseas users. We provide comics works which can be adapted into script for derivative entertainment products. In January 2021, we officially released the iQIYI Lite app, which offers users an easy and quick access to the personalized videos based on user preferences. The iQIYI Lite app enables us to expand our total addressable market by reaching regions and user cohorts that are not yet covered by our main app.

User Experience

We offer entertainment content across our user-friendly and feature-rich interfaces on our website, mobile app, smart TV and other online terminals. In our ongoing commitment to improving user experience, we have introduced multiple advancements in 2025, including adding AI-enabled features such as iJump (跳看), which enables users to freely skip between key highlights in each episode, and iQuickReel (速看), which turns long-form content into collections of short videos, offering a micro drama like experience. We have developed Taodou World (桃豆世界), a proprietary platform that features over 1,700 NPC agents from our popular IPs, together with an AI agent, Taodou (桃豆), which acts as a personal assistant that offers support such as video searches, recommendations, and plot insights.

Our home page is a one-stop portal for users to access both trending and recommended content. Leveraging our big data analytics, we analyze user browsing behavior to understand their tastes and preferences, and dynamically update the content shown on the home page to offer users the content they enjoy. Our interface offers a variety of viewing functions designed to enhance user experience. We provide various picture resolution and play options. Other key functions include bullet chat, screenshots, screen mirroring and video caching.

Monetization

We generate revenues primarily through membership services, online advertising and content distribution. We also generate revenues from other monetization methods, including online games, talent agency, experience business and more.

Membership Services

Our membership services provide subscribing members with a choice of various membership privileges. Our current membership program consists of multiple packages, tailored for individuals and families. Both individual and family packages include an ad-supported basic service tier and a standard service tier. Moreover, the family package also features a premium service tier. Each membership plan is offered at a different price and provides subscribing members with access to a large collection of subscribing members-only content comprised of long-form videos, micro dramas and others. Subscribing members also enjoy earlier access to certain content aired on the iQIYI platform and a bundle of viewing functions and features. Our members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video-on-demand service. We review and evaluate the scope and the price of our membership services periodically, and may adjust based on evolving market demands from time to time.

We assess and improve our membership services to better meet the evolving user demand. For example, we offer Express Packages (加更礼) that grant early access to finale episodes of hit drama series, and in 2025, we integrated this benefit into the S-diamond Plans at no additional cost to encourage membership upgrades. Additionally, during selected offline major marketing events, we offer exclusive perks like red-carpet viewing privilege and live feeds featuring the members’ favorite celebrities. We also offer bundled membership initiatives to reach broader audience, and offer the Courtesy Experience Programs (云包场) to enable content lovers, brand advertisers and more to gift virtual seats, essentially granting membership access for binge-watching content.

Online Advertising

We offer both brand advertising services and performance-based advertising services. The prices of our advertising services depend upon various factors, including form of the advertisement, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements.

For brand advertising service, prices purchased by each advertiser or advertising agency are generally fixed under our sales contracts. In addition to traditional pre-roll and pop-up advertisements, we have also launched various innovative advertising products and solutions: for example, soft product placement incorporates the advertised product into the production of our premium original content to facilitate a more natural advertisement viewing experience; content-integrated advertisement that integrate brands with the content itself, such as theme songs with lyrics embedding brand names of advertisers, creatively designed and presented naturally with the original content; interactive advertisement facilitates enhanced interaction between brands and users; and tailor-made microfilms, micro variety shows or documentaries for brand advertisers.

We also offer performance-based advertising, which is competitively priced through an online bidding process. This approach allows advertisers to bid for ad placements in a dynamic and market-driven environment. Our algorithms play a crucial role in maximizing the effectiveness of performance-based advertising. By analyzing user behavior and engagement patterns, these algorithms aim to deliver the advertisements to the most relevant audiences. This targeted approach not only increases the likelihood of user interaction, but also provides advertisers with measurable outcomes. By offering this flexible and results-oriented advertising model, we cater to the evolving needs of advertisers, providing them with more control and better alignment with their marketing objectives.

Content Distribution

We monetize and enrich our content through content distribution. We sub-license content within its authorized scope to TV stations and other internet video streaming services. We also enter into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing the exchanged content. We distribute our selected content not only to third-party platforms in Chinese mainland but also to regions outside of Chinese mainland. We also generate revenue by releasing films invested by iQIYI to offline movie cinemas.

Others

Our other monetization models include online games, talent agency, experience business and others.

For our online games, we distribute both games we develop ourselves and third-party games, and we monetize online games through users’ in-app purchases of virtual gifts and game privileges. We monetize our talent agency business by organizing our talents to participate in dramas, variety shows, commercial performances and brand endorsements, among others. For experience business, we focus on IP-based consumer products and offline experiences, generating revenue primarily through direct merchandise sales, licensing fees, and ticket sales and on-site spending at iQIYI LAND.

We also generated revenue from other licensing by granting rights to certain customers to re-create short-form videos for selected content assets from our existing content library over a fixed license period.

Sales and Marketing

Brand Promotion

iQIYI’s brand is anchored in the keywords “High Quality,” “Young and Energetic,” and “Fashionable.” We believe that our high-quality video content and services lead to strong word-of-mouth referrals, which drives customer awareness of our brand in Chinese mainland. Our market position benefits significantly from our large and high-quality user base and our strong brand recognition.

Leveraging our in-depth understanding of user behavior, we employ a variety of online marketing programs and promotional activities to build our brand as part of our overall market strategy. These initiatives include celebrity endorsements, the promotion of trending topics across various media platforms, brand integration into blockbuster content, and live streaming events featuring renowned actors and actresses.

We host many offline activities to enhance our brand recognition. To increase members’ loyalty, we organize special events for members such as on-site visits during the show productions. We also host innovative offline marketing activities such as the July 17th iQIYI Membership Festival, iQIYI Scream Night, offline music performances and our content IP based exhibitions.

We also execute marketing strategies aimed at young users to enhance user affinity. We leverage social media platforms and place billboards in high-traffic areas to facilitate user engagement. We attract young users by offering fan meetings, offline IP-related pop-up stores, advance screenings, among others. We also collaborate with major wireless carriers to provide monthly unlimited data package for the use of iQIYI app on mobile devices.

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

We have an experienced sales team consisting of salespeople with prior experience at Chinese internet companies, members of 4As and domestic advertising agencies. We divide our sales team by regions across China to ensure the delivery of targeted advertising solutions. We provide regular training to our sales team to help them provide advertisers with comprehensive information about our services.

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

Intellectual Property and Copyright Protection

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions to protect our intellectual property rights. As of December 31, 2025, we have applied for the registration of 11,752 patents, among which 3,396 patents of invention, 32 utility model patents and 4,131 patents of appearance have been registered in Chinese mainland with the State Administration for Market Regulation of the PRC, or the SAMR, and 93 patents of invention and 14 patents of appearance have been registered overseas. As of December 31, 2025, we have registered 6,167 trademarks and have 255 trademarks in application in Chinese mainland with the State Intellectual Property Office, and we also have registered 277 trademarks and have 36 trademarks in application overseas. We have also registered 477 software copyrights with the Copyright Protection Center of the PRC. As of December 31, 2025, our “爱奇艺” trademark has been recognized as a well-known trademark by the SAMR.

We employ a three-phase copyright protection scheme consisting of copyright management, network monitoring, and complaint or legal action. Our proprietary copyright management system registers all procured copyrights and ensures that licensed content on our platform do not exceed its scope and term of the licensing agreement. We developed a proprietary system to detect unauthorized use of iQIYI content on other internet platforms. We also establish various other channels for copyright protection. After a user registers and before each upload, we require the user to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content. We set technical barriers to deter illegal video content extractions. We encourage our users to report pirated content, and our copyright protection team promptly removes any suspected infringing content once we receive proper notification from the legitimate copyright owner. As a major market player in the online entertainment video service industry, we also attach great value to industrial response and feedback. We actively liaise with other major internet video streaming services to form industry union and collectively protect copyright.

Content Moderation

We implement strict monitoring procedures to remove inappropriate or illegal content, including video, comics, bullet chat and comment postings, and content from other services. Text, images and videos are screened by our content moderation team, which reviews our content on a 24/7 basis. Illegal and inappropriate content can generally be identified and removed promptly after it has been uploaded.

Our content moderation team employs systematic monitoring procedures that include intelligent screening and manual review based on laws and regulations. Our intelligent screening technologies automatically screens text, picture, video content, live streaming and audio based on comprehensive approaches including pre-set keywords anti-spam system, pornographic-content detection, copyright analysis, among others. The machine screening process may have three possible outcomes: suggesting to delete content identified as illegal or inappropriate, releasing content identified as safe, or flagging content for manual review when the system cannot make a judgment. The content moderation team manually reviews flagged content to make a judgment on whether to block or to release, and the intelligent identification system conducts auto-learning based on the judgment from manual review.

The content moderation team also conducts random screenings of content that has passed the machine screening process. We closely track developments in laws and regulations to ensure compliance. We provide periodic and comprehensive training to our content moderation team to ensure and enhance their understanding of regulatory requirements.

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

Competition

We face competition for content production, content sourcing, user traffic and advertising customers from other providers of online entertainment video services primarily in Chinese mainland. We also compete with other internet media and entertainment services, such as micro drama platforms, internet social platforms and short video platforms, as well as major TV stations. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive market and we may not be able to compete effectively.”

Seasonality

Seasonal fluctuations have affected our business, and are likely to affect our business in the future. The first and third quarters of each year typically represent the peak seasons for our membership services historically, when users tend to consume more content during Chinese New Year and summer holiday. However, the seasonal pattern of our business can be impacted by our content release schedule and other factors. For a discussion of risk related to seasonality and fluctuation of our operating results, see “Item 3. Key Information—D. Risk Factor—Risks Related to Our Business and Industry—Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Insurance

As required by laws and regulations in Chinese mainland, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We maintain, and require our subcontractors to maintain, standard film production insurance. However, aside from this, we do not have business liability or disruption insurance coverage for our operations in Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage.”

Government Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Chinese mainland.

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

Regulations on Foreign Investment in Chinese Mainland

The Foreign Investment Law, effective January 1, 2020, replaced the trio of laws previously regulating foreign investment in Chinese mainland: the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organizational form, governance, and activities of foreign-invested enterprises are now governed, among others, by the amended PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of this law may retain their existing corporate structure and governance for up to five years following its enactment.

Under the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and must comply with the “negative list.” Foreign investors are prohibited from investing in restricted fields outlined in the negative list unless the specified conditions are met. The law ensures that foreign investors’ investments, earnings, and other legitimate rights and interests within Chinese mainland are protected. Furthermore, all national policies supporting enterprise development equally apply to foreign-invested enterprises.

Investment activities in Chinese mainland by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated by the Ministry of Commerce and the NDRC. This catalogue classifies industries into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in this catalogue are deemed permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. On September 9, 2024, the NDRC and the Ministry of Commerce promulgated the 2024 Negative List, which replaced the 2021 Negative List. According to the 2024 Negative List, the ultimate foreign equity ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) may not exceed 50%. In addition, foreign investments in internet cultural business (except for music), internet audio-video program business, radio and television program production and operation business, production of audio-video products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in Chinese mainland.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective January 18, 2021, introducing a security review mechanism for foreign investments. This mechanism outlines the types of investments subject to review, as well as review scopes and procedures. The Office of the Working Mechanism of the Security Review of Foreign Investment, established under the NDRC, leads these efforts in coordination with the Ministry of Commerce. Foreign investors or relevant parties in Chinese mainland must declare security reviews to this office before (i) investing in military industries, military-supporting fields or areas related to national defense security, as well as areas surrounding military or military industry facilities, and (ii) investing in critical sectors, including important agricultural products, energy and resources, equipment manufacturing, infrastructure, transportation services, cultural products and services, information technology and internet products, financial services, and key technologies, if such investments result in obtaining control of the target enterprise. Control is defined as (i) holding over 50% equity interests in the target, (ii) having voting rights that materially impact board or shareholder resolutions despite holding less than 50% equity, or (iii) having significant influence over the target’s business decisions, human resources, accounting or technology.

To comply with Chinese mainland’s regulatory requirements, we operate a substantial portion of our business through the variable interest entities and their subsidiaries. We rely on contractual arrangements among our Chinese mainland subsidiaries, the variable interest entities, and their nominee shareholders to control the business operations of the variable interest entities. For associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

The Administrative Measures for Internet Information Services, promulgated by the State Council on September 25, 2000, and last amended on December 6, 2024, provide guidelines for the provision of internet content services. Under these measures, internet content services are classified into commercial internet content services and non-commercial internet content services. All commercial internet content providers must obtain a Value-added Telecommunications Business Operation License for Internet Information Service, which is commonly referred to as an ICP License, from the telecommunications authorities.

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

Regulations on Online Transmission of Audio-Visual Programs

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

On October 31, 2018, the State Administration of Radio and Television issued the Notice on Further Strengthening the Management of Radio and Television and Network Audio-video Programs, which stipulates that all radio and television broadcasting institutes, network audio-video program service institutes, and program production institutes must adhere to the correct political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests; and strengthen the governance of TV series, network series (including network movies) to promote the benign development of the industry; shall strengthen the use and management of ratings (click-through rate) survey data and resolutely crack down on ratings (click-through rate) forgeries. The notice further provides that as to main network audiovisual programs, the total remuneration of all guests in each program shall not exceed 40% of the total cost of the program, the total remuneration of main guests in each program shall not exceed 70% of the total remuneration of all guests, and information such as the names, salaries and cost proportion of the guests shall be reported to the State Administration of Radio and Television before going online. Meanwhile, the total remuneration of all actors of each TV series and network series (including network movies) shall not exceed 40% of the total cost of production, of which the total remuneration of main actors shall not exceed 70% of the total remuneration of all actors.

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

On August 18, 2025, the National Radio and Television Administration formally promulgated the Several Measures to Further Enrich Television Big-Screen Content and Promote the Supply of Radio and Television Audio-Visual Content. The document introduces a series of innovations: it supports the creation of diversified content such as original works, micro dramas, documentaries and animations; pilots a “review-while- broadcasting” mechanism, removes episode-count limitations, and enhances the efficiency and flexibility of content release; relaxes restrictions on the adaptation of overseas intellectual property and the importation of high-quality drama series, while encouraging coordination between online platforms and television stations; and strengthens copyright protection and regulatory framework, thereby providing institutional safeguards for the healthy development of platform content ecosystems.

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

According to the Law of the PRC on the Protection of Minors (2024 Revision), which took effect on April 26, 2025, live-streaming service providers are not allowed to provide minors under age 16 with online live-streaming publisher account registration services, and must obtain consent from parents or guardians and verify the identity of minors before allowing minors aged 16 or older to register live-streaming publisher accounts.

Regulations on Mobile Applications Information Services

In addition to the Telecommunications Regulations and other regulations mentioned above, mobile applications are further regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the CAC and took effect on August 1, 2022. According to these provisions, the CAC and its local branches are responsible for the supervision and administration of nationwide and local app information, respectively.

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

Regulations on Production and Operation of Radio/Television Programs/Films

On July 19, 2004, the State Administration of Radio, Film and Television promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs (the “Radio and Television Program Production Measures”), which took effect on August 20, 2004, and were amended on August 28, 2015, October 31, 2018 and June 3, 2025. The Radio and Television Program Production Measures provide that any business involved in the production or operation of radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits must conduct their business within the permitted scope outlined in the permits. In addition, foreign-invested enterprises are not allowed to engage in the services mentioned above.

On December 25, 2001, the State Council promulgated the Regulations on the Administration of Films, which took effect on February 1, 2002. The State maintains a licensing system for the production, import, export, distribution, exhibition and public screening of films. The Film Industry Promotion Law of the People’s Republic of China which were promulgated on November 7, 2016 and took effect on March 1, 2017, regulates and standardizes film creation, production, distribution and exhibition, as well as the support and safeguarding of the film industry. The Film Industry Promotion Law has updated and refined the Regulations on the Administration of Films in several respects: it abolishes the “film-production-unit approval” system, allowing any legal person or other organization to file for production directly; it eliminates the need for a single-film Shooting Permit, replacing it with a synopsis-filing system for ordinary subjects; it removes entry thresholds at the production stage, so that obtaining a Film Production License is no longer a prerequisite for filing; and it scraps the former two-tier review (provincial preliminary examination followed by submission to the State authority) in favor of a single, locality-based filing or examination.

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

Regulations on Internet Publishing

On February 4, 2016, the State Administration of Press Publication, Radio, Film and Television, and the MIIT jointly issued the Rules of the Administration of Internet Publishing Services, effective March 10, 2016. The rules define “internet publications” as digital works that are edited, produced, or processed for publication and made available to the public through the internet. These include: (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content consistent with the type of content that has been published in media such as books, newspapers, periodicals, audio-video products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (iv) other types of digital works as identified by the National Press and Publication Administration. Under the rules, internet operators distributing such publications are required to apply for an internet publishing license from the relevant governmental authorities and obtain approval from the National Press and Publication Administration before distributing internet publications..

Regulations on Online Games

Regulatory Authorities, Online Game Publications and Online Game Operations

On September 28, 2009, the General Administration of Press and Publication, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued the Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, known as Circular 13. Circular 13 stipulates that foreign investors are prohibited from investing in online game operations in Chinese mainland through wholly foreign-owned entities, Sino-foreign equity joint ventures, or cooperative joint ventures. They are also prohibited from exercising control or participating in the operation of PRC domestic online game businesses indirectly, such as through other joint venture companies or contractual or technical arrangements. If our contractual arrangements were considered an “indirect means” under Circular 13 for foreign investors to control or participate in the operation of a domestic online game business, such arrangements could be challenged by the National Press and Publication Administration. We are not aware of any online game companies which use the same or similar contractual arrangements having been challenged by the General Administration of Press and Publication, the State Administration of Press Publication, Radio, Film and Television or the National Press and Publication Administration as using those contractual arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since Circular 13 took effect. However, it is unclear whether and how Circular 13 might be interpreted or implemented in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Regulations on E-Commerce

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions on March 15, 2021 and amended the measures on May 1, 2025, which impose stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. On December 24, 2014, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.

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

According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, as well as the Negative List, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in Chinese mainland. An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecommunications Regulations and the Catalog of Telecommunications Business.

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

Regulations on Internet News Information Services

On June 1, 2017, the Provisions for the Administration of Internet News Information Service and the Implementing Rules for the Administration of the Licensing for Internet News Information Services, promulgated by the CAC, took effect, which superseded the previous regulations. According to the revised provisions, to provide internet news information services to the public via internet websites, applications, forums, blogs, micro-blogs, public accounts, instant communication tools and online live-stream, providers must obtain an Internet News Information Service License, issued by the CAC or a local cyberspace administrative office. In addition, the regulations prohibit organizations from establishing foreign, partially or wholly-owned, entities that invest or operate internet-based news information services. The CAC and the local cyberspace administrative offices are responsible for the supervision, management and inspection of internet-based news information services. If any entity or individual provides internet news information services without licenses, the PRC regulatory authorities may suspend the services and impose a fine from RMB10,000 to RMB30,000.

Regulations on Cybersecurity, Data Security and Personal Information Protection

Cybersecurity and Data Security

On November 7, 2016, the SCNPC issued the PRC Cybersecurity Law (the “Cybersecurity Law”), which came into effect on June 1, 2017 and was amended on January 1, 2026. This is the first PRC law that focuses exclusively on cybersecurity. The Cybersecurity Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. Any violation of the provisions and requirements under the Cybersecurity Law may subject the Internet service providers to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites or even criminal liabilities.

On December 28, 2021, the Ministry of Industry and Information Technology of the People’s Republic of China (the “MIIT”) and several other PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which provide that (i) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (ii) the Internet platform operators holding personal information of more than one million users and seeking a list in foreign countries shall file for cybersecurity review with the Cybersecurity Review Office; (iii) the purchase of network products and services by critical information infrastructure operator, which affects or may affect national security, shall be subject to cybersecurity review in accordance with the Cybersecurity Review Measures; and (iv) furthermore, where members of the cybersecurity review working mechanism believe that network products and services and data processing activities affect or are likely to affect national security, the Cybersecurity Review Office shall report to the Central Cyberspace Affairs Commission for approval as per procedure, and conduct a review in accordance with the Cybersecurity Review Measures. As of the date of this annual report, we have not been involved in any investigation or been subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions, or regulatory objections to our listing status from the CAC.

On June 10, 2021, the SCNPC issued the PRC Data Security Law, which has taken effect on September 1, 2021. The PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. On September 24, 2024, the State Council published the Regulations on Network Data Security Management (the “Cyber Data Security Regulations”), which became effective on January 1, 2025. The Cyber Data Security Regulations applies to cyber data processing activities conducted within China and has extraterritorial effects under specific circumstances. Within the comprehensive cybersecurity framework established by the Cybersecurity Law, the Cyber Data Security Regulations serves as a joint implementation regulation of the Data Security Law and the Personal Information Protection Law. It consolidates and integrates various obligations of different types of cyber data processors, including general obligations of cyber data processors, obligations of personal information processors, obligations of key data processors, and obligations of network platform service providers. The Cyber Data Security Regulations stipulate that cyber data processors should standardize data processing activities, implement cybersecurity level protection measures, establish network data security management systems, and develop cyber data security incident emergency plans. Furthermore, the Cyber Data Security Regulations focus on refining the provisions of the Personal Information Protection Law on notification, consent, and individual exercise of rights. First, it clarifies the content, form, and other requirements for fulfilling the obligation to notify through the formulation of personal information processing rules. Second, it clarifies the basic requirements that should be followed when processing personal information based on individual consent. Third, it clarifies the requirements for exercising the rights to access, copy, correct, supplement, and delete personal information, and refines the specific conditions for the transfer of personal information. Fourth, it clarifies the requirements for establishing a special agency or designating a representative within the country in accordance with Article 53 of the Personal Information Protection Law. Fifth, it clarifies the obligations that cyber data processors should also fulfill when processing the personal information of more than 10 million people, such as appointing a cyber data security officer and establishing a cyber data security management organization must be fulfilled.

On September 17, 2021, the CAC and the SAMR, together with several other regulatory authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provide that relevant regulators shall carry out daily monitoring of data use, application scenarios and effects of algorithms, and conduct security assessments of algorithm, and that an algorithm filing system shall be established and classification and hierarchical security management of algorithms shall be adopted. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the

SAMR jointly promulgated the Provisions on the Administration of Algorithm-generated Recommendations for Internet Information Services (the “Algorithm Recommendation Provisions”) which came into effect on March 1, 2022. The Algorithm Recommendation Provisions implement the classification and hierarchical management of algorithm recommendation service providers based on various criteria, and stipulate that algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and properly publicize the basic principles, intentions, and main operating mechanisms of algorithm recommendation services, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment on transaction conditions based on consumers’ preferences, purchasing habits, or such other characteristics.

In addition, the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023, impose obligations on providers, technology supporters and users of deep synthesis technology, including verification of user identity, implementing measures to protect data security and personal information, content moderation, labeling content generated using deep synthesis technology, and conducting security assessment and completing filings for provision of certain services.

On July 10, 2023, seven governmental authorities including the CAC published the Provisional Measures for the Administration of Generative Artificial Intelligence Services (the “AIGC Measures”), setting compliance standards for generative AI service providers. The AIGC Measures require generative AI service providers to take responsibility for the content they produce in accordance with the law and ensure information security. Besides, providers of generative AI services that influence public opinion or could mobilize society shall undergo security assessments and follow procedures for registering or updating their algorithms as required by applicable regulations. Non-compliance with the AIGC Measures may subject the providers of generative AI services to penalties, including warnings, public denouncement, rectification orders and suspension of the provision of relevant services.

On December 15, 2019, the CAC promulgated the Provisions on the Management of Network Information Content Ecology (the “CAC Order No. 5”), which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to these provisions, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention, improve user agreement, clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient channels for complaints and reports; and (v) to prepare an annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies and applications, such as deep-learning and virtual reality, to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

Additionally, the Administrative Regulations on Services of Online Comment Threads, which took effect on December 15, 2022, requires that a provider of comments posting services shall strictly fulfill its primary responsibilities for administration of comments posting services and perform the following obligations: (i) under the principle of “mandatory registration of legal name in background and voluntary use of legal name as screen name,” authenticate the identity information of each registered user based on mobile phone number, identity card number or unified social credit code, and shall not provide comments posting services for any user whose identity information has not been authenticated or who has falsely used the identity information of an organization or another person; (ii) establish and improve the user personal information protection system, process the personal information of a user under the principles of legitimacy, appropriateness, necessity, and integrity, disclose the personal information processing rules, notify the purpose and method of personal information processing, the type of personal information to be processed, and the retention period, and obtain the consent of persons in accordance with the law, unless as otherwise prescribed by laws and administrative regulations; and (iii) establish and improve the examination management, real-time inspection, emergency disposal of posts, acceptance of tip-offs, and other information security management systems, discover and dispose of illegal and harmful information in a timely manner, and report to the cyberspace administrations.

On July 22, 2020, the Ministry of Public Security published the Guiding Opinions on the Implementation of Cybersecurity Hierarchical Protection System and Critical Information Infrastructure Security Protection System, which requires, among others, to determine the cybersecurity protection level in a scientific manner based on the importance of network (including network facilities, information system, and data resources) in national security, economic construction, and social life, as well as factors such as the degree of harm after its destruction, and to implement hierarchical protection and supervision, with emphasis on ensuring the security of critical information infrastructure and networks at or above the third level.

Personal Information Protection

The Civil Code of the PRC (the “Civil Code”) that was issued on May 28, 2020 and became effective on January 1, 2021, provides that a natural person’s personal information shall be protected by the law. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the security of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally trade, provide or make public the personal information of others.

The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. In addition, the Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 that became effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to the internet information security administration as required by the applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty. Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, Article 253 of the Criminal Law of the PRC, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and became effective on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), which became effective on November 1, 2021. According to the Personal Information Protection Law, personal information refers to any kind of information related to an identified or identifiable natural person as electronically or otherwise recorded, excluding information that has been anonymized. Processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. Processing of personal information shall be for a specified and reasonable purpose, and shall be conducted for a purpose directly relevant to the purpose of processing and in a way that has the least impact on personal rights and interests. Collection of personal information shall be limited to the minimum scope necessary for achieving the purpose of processing and shall not be excessive. In addition, the Personal Information Protection Law specifically specifies the rules for processing sensitive personal information, i.e., personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Entities processing personal information shall bear responsibility for their personal information processing activities and adopt the necessary measures to safeguard the security of the personal information they process. Otherwise, entities processing the personal information will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. As of the date of this annual report, we have not been involved in any investigations on cybersecurity reviews conducted by the CAC on this basis, and we have not received any inquiry, notice, warning, or sanctions in this regard.

To protect the legitimate rights and interests of telecommunication and Internet users, the MIIT issued the Provisions on Protection of Personal Information of Telecommunication and Internet Users on July 16, 2013, which became effective from September 1, 2013, to clarify the scope and obligators of protecting personal information of telecommunication and Internet users. The scope of protecting personal information stipulated in the Provisions on Protection of Personal Information of Telecommunication and Internet Users includes information such as username, birth date, ID number, address, phone number, account and password, etc., enabling identification of users separately or in combination with other information collected by telecommunication service operators and Internet information service providers in the provision of services. Telecommunication service operators and Internet information service providers shall not collect or use the personal information of users without the consent of users. Telecommunication service operators and Internet information service providers shall keep such information strictly confidential, and shall not disclose, tamper with or damage, sell or illegally provide such information to others. Telecommunication service operators and Internet information service providers shall take technological and other measures to prevent unauthorized disclosure, damage or loss of users’ personal information.

On January 23, 2019, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages App operators to conduct security certifications, and encourages search engines and App stores to clearly mark and recommend those certified Apps.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which came into effect on the same day and lists six types of illegal collection and usage of personal information, including “non-disclosure of collection and use rules,” “failure to expressly state the purpose, method and scope of collecting and using personal information,” “collection or use of personal information without the consent of users,” “collection of personal information unrelated to the services they provide in violation of the principle of necessity,” “provision of personal information without consent,” “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose the information such as ways of filing complaints and whistleblowing reports.”

On July 22, 2020, the MIIT issued the Notice of Ministry of Industry and Information Technology on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps, which lists four types of illegal collection and usage of personal information, including “illegally processing personal information of users by the App and the SDK,” “Setting up obstacles and frequently harassing users,” “cheating and misleading users” and “inadequate implementation of application distribution platforms’ responsibilities.”

Regulations on Intellectual Property

Copyright and Software Registration

According to the Copyright Law of the PRC which was promulgated by the SCNPC on September 7, 1990 and implemented on June 1, 1991, and finally revised on November 11, 2020 and came into effect on June 1, 2021, and the Implementation Regulations of the Copyright Law of the PRC promulgated by the State Council on August 2, 2002 and implemented on September 15, 2002, and finally revised on January 30, 2013. Copyright holders enjoy a variety of personal and property rights, including the right of publication, the right of authorship, the right of reproduction, and the right of communication of information on networks.

Pursuant to the Regulation on Computer Software Protection promulgated on June 4, 1991 by the State Council and last amended on January 30, 2013 and the Measures for the Registration of Computer Software Copyright promulgated on April 6, 1992 and last amended by the National Copyright Administration on February 20, 2002, the National Copyright Administration is mainly responsible for the registration and management of software copyright in China and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center shall grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulation on Computers Software Protection.

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

Patent

According to the Patent Law of the People’s Republic of China (the “Patent Law”), which was promulgated by the SCNPC on March 12, 1984 and revised on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020 respectively, and became effective on June 1, 2021, and the Rules for Implementation of the Patent Law of the People’s Republic of China, which was promulgated by the State Council on June 15, 2001 and revised on December 28, 2002, January 9, 2010, December 11, 2023, and became effective on January 20, 2024, the patent administration department under the State Council shall be responsible for the patent-related work in China. It accepts and examines patent applications in a uniform way and grants patent rights in accordance with the law. The Patent Law and its implementation rules provide for three types of patents, namely “inventions,” “utility models” and “designs”. Invention patents are valid for twenty years, utility model patents are valid for ten years, and since June 1, 2021, the term of protection for design patents whose application date is after June 1, 2021 has been extended to fifteen years in each case from the date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, utility model or design, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Trademark

According to the Trademark Law of the PRC, promulgated by the SCNPC on August 23, 1982 and last amended on April 23, 2019 and came into effect on November 1, 2019, and the Implementing Regulations of the Trademark Law of the People’s Republic of China, which was promulgated by the State Council on August 3, 2002 and revised on April 29, 2014, and became effective on May 1, 2014, the Trademark Office of China National Intellectual Property Administration (the “Trademark Office”) is responsible for the registration and administration of trademarks and resolving trademark disputes in the PRC. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. A trademark registrant may, by entering into a trademark licensing contract, license another party to use its registered trademark. Where another party is licensed to use a registered trademark, the licenser shall report the license to the Trademark Office for recordation, and the Trademark Office shall publish it. An unrecorded license may not be used as a defense against a third party in good faith.

Domain Names

The Administrative Measures on Internet Domain Names (the “Domain Name Measures”) was promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017. According to the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry, and the domain name registrar within the territory of the PRC, shall obtain a permit from the MIIT (for root server operators and registries) or the communications administration of the local province (for registrars), autonomous region or municipality directly under the PRC central government. The registration of domain names generally follows a “first-come, first-served” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, promulgated by the SCNPC in September 1993, as amended on November 4, 2017, April 23, 2019 and June 27, 2025 respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigate, induce or assist others to violate confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of commercial secrets, so as to disclose, use or allow others to use the commercial secrets of the rights holder. Any person, legal persons, and unincorporated organizations other than business operators that carry out the illegal acts listed in the preceding paragraph shall be deemed to have infringed upon trade secrets. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008, as well as various regulations issued by SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments, as well as the payment of interest and dividends. The conversion of Renminbi into other currencies and the remittance of the converted foreign currency outside Chinese mainland for capital account items, such as direct equity investments, loans, and repatriation of investment, require prior approval from SAFE or its local office.

Payments for transactions that take place within Chinese mainland must be made in Renminbi. Unless otherwise approved, Chinese mainland companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items, subject to a cap set by SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

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

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by SAFE and took effect on June 9, 2016, provides that enterprises registered in Chinese mainland may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in Chinese mainland.

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

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Notice 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in Chinese mainland, with genuine investment projects, in compliance with effective foreign investment restrictions, and other applicable laws. On December 4, 2023, SAFE promulgated the Notice on Further

Deepening Reforms to Promote the Facilitation of Cross-border Trade and Investment, which further refined the operational guidelines for the use of capital funds by foreign-invested enterprises and clarified certain ambiguous points in the implementation of SAFE Notice 28

Based on SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign-invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation, any increase in its registered capital or total investment, the foreign-invested enterprise shall register such changes with the bank located at its registered place after obtaining approval from, or completing the filing with, competent authorities. Pursuant to foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

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

Loans Made by Foreign Companies to Their Chinese Mainland Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered foreign debt in Chinese mainland and is regulated by various laws and regulations, including the PRC Foreign Currency Exchange Administration Rules, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan made to a Chinese mainland entity in the form of foreign debt does not require prior approval from SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations, the foreign debt balance of a foreign-invested enterprise must not exceed the difference between its total investment and registered capital.

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

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. According to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our Chinese mainland subsidiaries.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, Chinese mainland residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as offshore enterprises directly established or indirectly controlled by Chinese mainland residents for offshore equity financing of the enterprise assets or interests they hold in Chinese mainland. An amendment to the registration or a subsequent filing with the local SAFE branch is also required if there is any change in the basic information of the offshore company or any material change in the capital of the offshore company. At the same time, SAFE issued the Operational Guidance for Issues Concerning Foreign Exchange Administration over Round-trip Investment, which outlines the procedures for SAFE registration under SAFE Circular 37. This guidance took effect on July 4, 2014, and is an attachment to SAFE Circular 37.

Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject Chinese mainland residents to penalties under PRC foreign exchange administration regulations.

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

Regulations on Dividend Distribution

The principal laws and regulations governing the dividend distribution by foreign-invested enterprises in Chinese mainland include the Company Law of the PRC (as amended in 2004, 2005, 2013, 2018, and 2023), the Foreign Investment Law, and the Regulation on the Implementation of the Foreign Investment Law.

Under the current regulatory regime in Chinese mainland, foreign-invested enterprises may pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. A Chinese mainland company is required to set aside at least 10% of its after-tax profit as statutory reserve funds until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless otherwise provided by laws regarding foreign investment. A Chinese mainland company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

As of December 31, 2025, all of our wholly foreign-owned subsidiaries, including but not limited to Beijing QIYI Century, iQIYI New Media, Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive, Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd., were in an accumulated loss position, all of which have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which took effect on January 1, 2008 and was most recently amended on December 6, 2024. Under the Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in Chinese mainland. Resident enterprises are defined as enterprises that are established in Chinese mainland in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within Chinese mainland. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside Chinese mainland, but who have established institutions or premises in Chinese mainland or income generated from inside Chinese mainland. Under the Enterprise Income Tax Law and the implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in Chinese mainland, or if their permanent establishment or premises in Chinese mainland have no actual relationship to the income derived in Chinese mainland, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside Chinese mainland.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, which were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax. According to these laws and decisions, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of Chinese mainland are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates was promulgated on April 4, 2018 and took effect on May 1, 2018. The notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively. On December 25,2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the People's Republic of China, and on December 25, 2025, the State Council enacted the regulations for the Implementation of the Value-Added Tax Law of the People's Republic of China. The Value-Added Tax Law and its implementing regulations came into effect on January 1, 2026, which further clarified the relevant provisions on Value-added tax.

As of the date of this annual report, our Chinese mainland subsidiaries and the variable interest entities are generally subject to 3%, 6%, 9% or 13% VAT rate and related surcharges.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-Chinese mainland resident enterprise investors who do not have an establishment or place of business in Chinese mainland, or whose establishment or place of business is not effectively connected with the relevant income, to the extent such dividends are derived from sources within Chinese mainland.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a Chinese mainland resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment.

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

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. Pursuant to this circular, an “indirect transfer” of assets, including equity interests in a Chinese mainland resident enterprise, by a non-Chinese mainland resident enterprise, may be recharacterized and treated as a direct transfer of Chinese mainland taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of Chinese mainland enterprise income tax. As a result, gains derived from such indirect transfers may be subject to Chinese mainland enterprise income tax. When determining whether there is a “reasonable commercial purpose” for the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from Chinese mainland taxable assets; whether the assets of the offshore enterprise mainly consist of direct or indirect investments in Chinese mainland, or whether its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries that directly or indirectly hold Chinese mainland taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. According to the circular, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The circular does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.

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

Social Insurance and Housing Fund

According to the PRC Social Insurance Law, most recently amended on December 29, 2018, and the Regulations on the Administration of Housing Funds, most recently amended in 2019, employers in Chinese mainland must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing funds. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—The enforcement of the labor-related regulations in Chinese mainland and Hong Kong may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice on Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Listed Companies, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are Chinese mainland citizens or non-Chinese mainland citizens residing in Chinese mainland for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a Chinese mainland subsidiary of such an overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in Chinese mainland who exercise stock options or are granted restricted shares will be subject to individual income tax in Chinese mainland. The Chinese mainland subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and withhold individual income taxes from employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the

Chinese mainland subsidiaries fail to withhold income tax in accordance with the laws and regulations, the Chinese mainland subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Anti-unfair Competition and Anti-monopoly

Most recently on June 27, 2025, the Standing Committee of the National People’s Congress amended the PRC Anti-unfair Competition Law, pursuant to which business operators may not engage in anti-competitive activities including but not limited to, unduly influencing transactions, confusing or defrauding consumers, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law and related regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities.

In addition, in February 2021, the Anti-monopoly Committee of the State Council published the Antimonopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. In addition, the guidelines included concentrations involving companies with VIE structure within the ambit of the SAMR’s merger control review, if certain reporting thresholds are met.

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

On May 6, 2024, the SAMR published the Interim Provisions on Anti-unfair Competition on the Internet. These provisions prohibit business operators from using data, algorithms and other technical methods to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, governing the mergers and acquisitions of domestic enterprises by foreign investors that took effect on September 8, 2006 and were revised on June 22, 2009. The regulations, among other things, require that if an overseas company established or controlled by Chinese mainland companies or individuals, or Chinese mainland citizens, intends to acquire equity interests or assets of any other Chinese mainland domestic company affiliated with the Chinese mainland citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The regulations also require that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the Chinese mainland citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and other regulatory requirements. The opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Furthermore, on February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in Chinese mainland. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirements within three business days after the completion of such offering or listing. On February 17, 2023, the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises, which provides that issuers who have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, including our company, are not required to make any immediate filing.

However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of Chinese mainland, including but not limited to follow-on offerings, secondary listings and going private transactions.

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

Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. We are an exempted company with limited liability incorporated in the Cayman Islands. Beijing QIYI Century, Beijing iQIYI Interactive, iQIYI New Media and iQIYI Optical Era, our Chinese mainland subsidiaries, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in Chinese mainland through Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, Intelligent Entertainment and iQIYI Yinhua, the variable interest entities in Chinese mainland, and their subsidiaries, based on a series of contractual arrangements by and among our Chinese mainland subsidiaries, namely, Beijing QIYI Century or iQIYI New Media or iQIYI Optical Era, the variable interest entities and their shareholders. Prior to February 2026, we also conducted our operations in Chinese mainland through iQIYI Pictures, which was a variable interest entity. In February 2026, we terminated the contractual arrangements with iQIYI Pictures and one of the VIEs acquired it as a wholly-owned subsidiary.

Such contractual arrangements enable us to direct activities that most significantly affect the economic performance of the variable interest entities, receive economic benefits of and absorb losses that potentially could be significant to the variable interest entities, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law, and as a result, iQIYI, Inc. is considered as the primary beneficiary of the variable interest entities in Chinese mainland and consolidate the financial results of the variable interest entities as required by ASC topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP, and we consolidate the financial results of the variable interest entities in our consolidated financial statements under U.S. GAAP for accounting purposes.

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

The terms of the contractual arrangements by and among (i) Shanghai iQIYI and Shanghai Zhong Yuan, respectively, and their respective shareholders, with Beijing QIYI Century and iQIYI, Inc., (ii) Intelligent Entertainment and its shareholders, with iQIYI New Media and iQIYI, Inc., and (iii) iQIYI Yinhua and its shareholders, with iQIYI Optical Era and iQIYI, Inc., are substantially the same as the contractual arrangements discussed above.

Loan Agreement

Pursuant to the amended and restated loan agreement dated January 30, 2013 between Beijing QIYI Century and Mr. Xiaohua Geng, the sole shareholder of Beijing iQIYI, Beijing QIYI Century made loans in an aggregate amount of RMB27 million to Mr. Geng for the acquisition and capitalization of Beijing iQIYI. Pursuant to the amended and restated loan agreement, Mr. Geng can only repay the loans by the sale of all his equity interest in Beijing iQIYI to iQIYI, Inc. insofar as permitted under PRC law and pay all of the proceeds from sale of such equity interests to iQIYI, Inc. In the event that Mr. Geng sells his equity interests in Beijing iQIYI to iQIYI, Inc. with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing QIYI Century as the loan interest to or cost for capital occupancy to the extent allowed under PRC law. Pursuant to a confirmation letter executed by Beijing QIYI Century in 2020, the loan maturity date has been extended to June 23, 2031 and may be further extended upon Beijing QIYI Century’s written notification.

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

Exclusive Purchase Option Agreement

Pursuant to the amended and restated exclusive purchase option agreement dated January 30, 2013 by and among iQIYI, Inc., Beijing QIYI Century, Beijing iQIYI, and Mr. Xiaohua Geng, Mr. Geng irrevocably grants iQIYI, Inc. or its designee an exclusive option to purchase at its discretion, to the extent permitted under PRC law, all or part of his equity interests in Beijing iQIYI. In addition, the purchase price should equal the amount that Mr. Geng contributed to Beijing iQIYI as registered capital for the equity interest to be purchased, or be the lowest price permitted by applicable PRC law. If any dividends or assets of other form were distributed, such dividends or distributions, including the purchase consideration received if the exclusive purchase option is exercised, will have to be repaid by Mr. Geng to iQIYI, Inc. Without the prior written consent of iQIYI, Inc., Beijing iQIYI may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB0.3 million (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Mr. Geng agrees that, without the prior written consent of iQIYI, Inc., he will not dispose of his equity interests in Beijing iQIYI or create or allow any encumbrance on the equity interests, and will not cause Beijing iQIYI to provide any persons with any loans. Pursuant to a confirmation letter executed by iQIYI Inc. in 2020, the term of the amended and restated exclusive purchase option agreement has been extended to November 22, 2032 and may be further extended at the discretion of iQIYI, Inc.

Business Operation Agreement

Pursuant to the amended and restated business operation agreement dated January 30, 2013 by and among Beijing QIYI Century, Beijing iQIYI and Mr. Xiaohua Geng, Beijing QIYI Century agrees to provide Beijing iQIYI with performance guarantees with respect to any contracts, agreements and transactions Beijing iQIYI entered into in connection with its business. As a counter-guarantee, Beijing iQIYI agrees to offer all its account receivables and assets as collateral. Pursuant to a confirmation letter executed by Beijing QIYI Century in 2020, the term of the business operation agreement has been extended to January 30, 2033 and may be further extended at the discretion of Beijing QIYI Century.

Business Cooperation Agreement

Pursuant to the business cooperation agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, on the website it operates, technology services provided by Beijing QIYI Century, including but not limited to, P2P download and video on-demand system. As consideration for the internet information services and other services provided by Beijing iQIYI, Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI. Beijing iQIYI has the right to waive the service fees. Pursuant to a confirmation letter executed by Beijing QIYI Century in 2020, the term of the business cooperation agreement has been extended to November 23, 2031 and may be further extended at the discretion of Beijing QIYI Century.

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

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century has the sole and exclusive right to provide specified technology consulting and services to Beijing iQIYI. Beijing iQIYI agrees to accept such services and, without the prior written consent of Beijing QIYI Century, may not accept the same or similar technology consulting and services provided by any third-party during the term of the agreement. Beijing iQIYI agrees to pay specified service fees to Beijing QIYI Century on a quarterly basis. Beijing QIYI Century has the right to adjust the calculation basis and payment method through written confirmation, without the prior consent of Beijing iQIYI. All the benefits and interests generated from the agreement, including but not limited to software copyrights, intellectual property rights, know-how and trade secrets, will be Beijing QIYI Century’s sole and exclusive rights. Pursuant to a confirmation letter executed by Beijing QIYI Century in 2020, the term of the exclusive technology consulting and services agreement has been extended to November 23, 2031 and may be further extended at the discretion of Beijing QIYI Century.

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

Software Usage License Agreement

Pursuant to the software usage license agreement, which took effect on November 23, 2011 by and between Beijing QIYI Century and Beijing iQIYI, Beijing QIYI Century grants Beijing iQIYI non-exclusive rights to use specified software in Chinese mainland. Beijing iQIYI agrees not to sublicense such software usage rights, and agrees to pay specified usage fees to Beijing QIYI Century. Pursuant to a confirmation letter executed by Beijing QIYI Century in 2020, the term of the software usage license agreement has been extended to December 1, 2031 and may be further extended at the discretion of Beijing QIYI Century.

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

The contractual arrangements by and among iQIYI, Inc., iQIYI Optical Era, iQIYI Yinhua, and the shareholders of iQIYI Yinhua, including loan agreements, share pledge agreements, exclusive share purchase agreement, exclusive management consulting and business cooperation agreement, commitment letter, power of attorney and spousal consent letters, are substantially the same as the corresponding contractual arrangements discussed above.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our internet video streaming business and related business do not comply with PRC government restrictions on foreign investment in internet video streaming and related businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in Chinese Mainland—Uncertainties with respect to the legal systems in the jurisdictions where we operate could adversely affect us.”

D.
PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 35,854 square meters. We own office premises of 17,570 square meters in Shanghai and land of 101,722 square meters in Zhejiang Province. We also lease offices in Shanghai, Chongqing and various other cities, with an aggregate area of 22,866 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases, and we plan to renew most of these leases when they expire:

Leased properties	Term	Area (square meters)
Beijing	1, 3, 4, 5,10 and 15 years	35,854
Shanghai	1 and 5 years	2,564
Chongqing	2 and 3 years	7,875
Others	1, 2, 3, 5 and 10 years	12,427
Total	/	58,720

Our main IT infrastructure include internet data centers (IDC) and content delivery networks (CDN). We lease IDC facilities from major telecommunication service providers in China. Our bandwidth provider includes self-built CDN, cooperating bandwidth, commercial CDN and internet exchanges.

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

A.
OPERATING RESULTS

Overview

iQIYI is a leading provider of online entertainment video services in China. We remain focused on high-quality content and user experience. We provide our users with a variety of products and services encompassing online videos, experience services, online games, comics, and others. As of December 31, 2025, our comprehensive and diversified video content library boasted over 40,000 professionally produced long-form content titles, including drama series, films, variety shows, children’s content, animations, and others, along with approximately 20,000 micro dramas, collectively providing an all-inclusive entertainment experience for our users.

We have developed diversified monetization models. We generate revenues through membership services, online advertising services, content distribution, and a suite of other monetization methods, including online games, talent agency, experience business and others. Our membership services contribute a significant portion of our revenues. Our monetization model fosters an environment for high-quality content production and effective content distribution on our platform, which in turn attracts a large and highly-engaged user base, creating a virtuous cycle.

We recorded a net income of RMB1,952.6 million in 2023, a net income of RMB790.6 million in 2024 and a net loss of RMB204.0 million (US$29.2 million) in 2025. We have been generating positive operating cash flows on an annual basis since 2023. In 2025, we had a net cash inflow from operating activities of RMB105.8 million (US$15.1 million).

Selected Income Statement Items

Total Revenues

We derive our revenues from (i) membership services, (ii) online advertising services, (iii) content distribution and (iv) others. The following table presents our revenue lines and as percentages of our total revenues for the periods presented.

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	20,314,216	63.7	17,762,814	60.8	16,807,289	2,403,410	61.6
Online advertising services	6,223,903	19.5	5,714,243	19.6	5,193,406	742,647	19.0
Content distribution	2,458,610	7.7	2,846,854	9.7	2,497,464	357,133	9.2
Others	2,875,922	9.1	2,901,327	9.9	2,793,141	399,414	10.2
Total revenues	31,872,651	100.0	29,225,238	100.0	27,291,300	3,902,604	100.0

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

Online advertising services. Our advertising revenues are recognized net of advertising agency rebates in 2023, 2024 and 2025. Our online advertising services are in the form of brand advertising and performance-based advertising.

Content distribution. We distribute video content by sub-licensing such content to other third-party internet video streaming platforms, and as consideration, receive either cash or the right to broadcast certain licensed content from such platforms on our platform. We also distribute selected content to regions outside of Chinese mainland and/or to TV stations in Chinese mainland, as well as from the release of feature films for exhibition in cinemas.

Others. We generate revenues from various other channels, such as online games, talent agency, experience business and others. We generate revenues from online games both by distributing third-party online games and sharing revenues with them, and offering online games we develop ourselves. We generate revenues from talent agency services, primarily from celebrity endorsement contracts for the artists we represent. For experience business, we focus on IP-based consumer products and offline experiences, generating revenue primarily through direct merchandise sales, licensing fees, and ticket sales and on-site spending at iQIYI LAND. We also generated revenue from other licensing, granting rights to certain customers to re-create short-form videos for selected content assets from our existing content library over a fixed license period.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of revenues, (ii) selling, general and administrative expenses and (iii) research and development expenses.

Cost of revenues. Our cost of revenues mainly consists of content costs and others. Content costs mainly consist of costs for iQIYI original content, which includes amortization and impairment of capitalized produced content and expenses recorded when production costs exceed the total revenues to be earned, licensed content, which includes amortization and impairment of licensed copyrights; revenue sharing cost for content uploaded by partners, and personnel compensation expenses directly associated with the acquisition, licensing and production of content. We expect our cost of revenues to remain largely stable in the foreseeable future.

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

Taxation

We had income tax expense of RMB80.0 million, RMB61.1 million and RMB144.5 million (US$20.7 million) in 2023, 2024 and 2025, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong, Singapore and Chinese mainland.

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

Chinese Mainland

Generally, our Chinese mainland subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in Chinese mainland at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under Chinese mainland tax laws and accounting standards.

An enterprise may benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law if it qualifies as a High and New Technology Enterprise, or HNTE. A HNTE certificate is normally effective for a period of three years and can be reapplied or renewed. Certain of our Chinese mainland subsidiaries and VIEs, including Beijing QIYI Century, Shanghai Zhong Yuan and Beijing iQIYI, are qualified as HNTEs. The related tax benefits for our entities will expire between 2026 and 2028.

Our Chinese mainland subsidiaries, the VIEs and their subsidiaries are generally subject to VAT at a rate of 3%, 6%, 9% or 13% and related surcharges.

If our holding company in the Cayman Islands or our subsidiary outside of Chinese mainland were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—If we are classified as a Chinese mainland resident enterprise for Chinese mainland income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Chinese mainland shareholders or ADS holders.”

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

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	20,314,216	63.7	17,762,814	60.8	16,807,289	2,403,410	61.6
Online advertising services	6,223,903	19.5	5,714,243	19.6	5,193,406	742,647	19.0
Content distribution	2,458,610	7.7	2,846,854	9.7	2,497,464	357,133	9.2
Others	2,875,922	9.1	2,901,327	9.9	2,793,141	399,414	10.2
Total revenues	31,872,651	100.0	29,225,238	100.0	27,291,300	3,902,604	100.0
Operating costs and expenses:
Cost of revenues(1)	(23,102,492)	(72.5)	(21,953,582)	(75.1)	(21,542,347)	(3,080,515)	(78.9)
Selling, general and administrative(1)	(4,014,070)	(12.6)	(3,682,050)	(12.6)	(3,856,554)	(551,480)	(14.1)
Research and development(1)	(1,766,610)	(5.5)	(1,778,403)	(6.1)	(1,663,084)	(237,817)	(6.1)
Total operating costs and expenses	(28,883,172)	(90.6)	(27,414,035)	(93.8)	(27,061,985)	(3,869,812)	(99.1)
Operating income	2,989,479	9.4	1,811,203	6.2	229,315	32,792	0.9
Total other expenses, net	(956,878)	(3.0)	(959,524)	(3.3)	(288,816)	(41,301)	(1.1)
Income/(Loss) before income taxes	2,032,601	6.4	851,679	2.9	(59,501)	(8,509)	(0.2)
Income tax expenses	(80,047)	(0.3)	(61,090)	(0.2)	(144,542)	(20,669)	(0.5)
Net income/(loss)	1,952,554	6.1	790,589	2.7	(204,043)	(29,178)	(0.7)

Note:

(1)
Share-based compensation expense was allocated as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cost of revenues	133,160	121,048	112,822	16,133
Selling, general and administrative	314,788	273,330	163,585	23,393
Research and development	188,784	150,017	127,018	18,163
Total	636,732	544,395	403,425	57,689

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Our revenues decreased by 6.6% from RMB29,225.2 million in 2024 to RMB27,291.3 million (US$3,902.6 million) in 2025.

Membership services. Our membership services revenue decreased by 5.4% from RMB17,762.8 million in 2024 to RMB16,807.3 million (US$2,403.4 million) in 2025, primarily due to a lighter content slate and the competition among online entertainment video service providers.

Online advertising services. Our online advertising services revenue decreased by 9.1% from RMB5,714.2 million in 2024 to RMB5,193.4 million (US$742.6 million) in 2025, as some advertisers adjusted their advertising and promotion strategies in response to macro pressure.

Content distribution. Our content distribution revenue decreased by 12.3% from RMB2,846.9 million in 2024 to RMB2,497.5 million (US$357.1 million) in 2025, primarily due to the decrease in barter transactions.

Others. Other revenues decreased by 3.7% from RMB2,901.3 million in 2024 to RMB2,793.1 million (US$399.4 million) in 2025 primarily due to the alteration of certain business cooperation arrangement.

Cost of revenues

Our cost of revenues decreased by 1.9% from RMB21,953.6 million in 2024 to RMB21,542.3 million (US$3,080.5 million) in 2025, primarily due to a decrease in content cost.

Content cost. Content cost decreased by 1.7% from RMB15,709.7 million in 2024 to RMB15,449.6 million (US$2,209.3 million) in 2025, as we adopted a more curated content acquisition strategy centered on quality.

Gross profit

As a result of the foregoing, our gross profit decreased by 20.9% from RMB7,271.7 million in 2024 to RMB5,749.0 million (US$822.1 million) in 2025. Our gross profit as a percentage of total revenues declined from 24.9% in 2024 to 21.1% in 2025, primarily due to the decrease in our membership services revenue.

Selling, general and administrative expenses

Selling expenses increased by 7% from RMB3,079.4 million in 2024 to RMB3,301.0 million (US$472.0 million) in 2025, primarily due to increased marketing spending to promote our entertainment offerings. Our marketing and promotional expenses increased by 8% from RMB2,424.9 million in 2024 to RMB2,624.3 million (US$375.3 million) in 2025, primarily driven by higher marketing spending.

General and administrative expenses decreased by 8% from RMB602.7 million in 2024 to RMB555.5 million (US$79.4 million) in 2025, primarily due to a decrease in share-based compensation expenses.

Research and development expenses

Our research and development expenses decreased from RMB1,778.4 million in 2024 to RMB1,663.1 million (US$237.8 million) in 2025, primarily attributable to the decrease in personnel-related expenses.

Income tax expense

In 2025, we recognized RMB144.5 million (US$20.7 million) of income tax expense, which resulted from RMB141.8 million (US$20.3 million) current year income tax and RMB2.7 million (US$0.4 million) deferred income tax expense. In comparison, in 2024, we recognized RMB61.1 million of income tax expense, which resulted from RMB85.5 million current year income tax and RMB24.4 million deferred income tax benefit.

Net loss

As a result of the foregoing, we recorded a net loss of RMB204.0 million (US$29.2 million) in 2025, compared to a net income of RMB790.6 million in 2024.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operation—Year Ended December 31, 2024 Compared with Year Ended December 31, 2023” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2025.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.
LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, we had RMB4,354.3 million (US$622.7 million) and RMB23.1 million (US$3.3 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our restricted cash mainly represents restricted deposits used as security against certain lawsuits. As of December 31, 2025, we had RMB314.8 million (US$45.0 million) in short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions. Our total current liabilities were RMB22.1 billion (US$3.2 billion) as of December 31, 2025, which primarily included RMB6,652.4 million (US$951.3 million) in accounts and notes payable, RMB4,160.5 million (US$594.9 million) in customer advances and deferred revenue, and RMB3,717.3 million (US$531.6 million) in amounts due to related parties. As of December 31, 2025, we had unused credit lines of RMB3.4 billion (US$0.5 billion) and a working capital deficit of RMB11.8 billion (US$1.7 billion).

We generated a net loss of RMB204.0 million (US$29.2 million) in 2025 and had a net cash generated from operating activities of RMB105.8 million (US$15.1 million) in 2025. Accounts and notes payable amounted to RMB6,482.2 million and RMB6,652.4 million (US$951.3 million) as of December 31, 2024 and 2025, respectively. A substantial majority of our accounts and notes payable are due to content providers. To finance our operations, we have incurred a significant amount of indebtedness and other liabilities in relation to our convertible senior notes and other financing arrangements. We had only been able to generate positive net cash flows since the second quarter of 2022. We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our indebtedness when our payments become due.

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

We have conducted the below debt and equity financing activities in the last three fiscal years:

•
In December 2022, we issued an aggregate amount of US$500 million convertible notes due January 2028, to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes bear an interest rate of 6% per annum and will mature on January 1, 2028. Holders of the PAG notes have the right to require us to repurchase all or part of their notes at a price equal to 120% of the principal amount of the PAG notes plus any accrued and unpaid interest to, but excluding, the repurchase date during the three-month period commencing on December 30, 2025. Holders of the PAG Notes may also have the right to require us to repurchase their notes in the event of certain fundamental changes or events of default. On the maturity date, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself. In September 2023 and August 2024, our subsidiary, iQIYI HK Limited, entered into facility agreements with PAGAC IV-4 (Cayman) Limited, an entity affiliated with PAG. Pursuant to the facility agreements, iQIYI HK Limited agreed to provide to PAGAC IV-4 (Cayman) Limited with aggregate loan facilities up to US$522.5 million, with an interest rate of 6% per annum. For each drawdown under these facilities, PAG releases an equivalent amount of restricted cash collateralized by us under the PAG Notes. Following PAG’s total drawdown of US$400.0 million under the facility agreements in August 2024, PAG’s repurchase right for the US$522.5 million principal of the PAG Notes on or shortly after the third anniversary of the issuance date had been waived. In October 2025, iQIYI HK Limited entered into another facility agreement with PAGAC IV-4 (Cayman) Limited which provides PAG with an additional loan facility of US$114.1 million, carrying an interest rate of 4.5% per annum. In connection with this loan facility, PAG released all remaining collateral secured by our Company under the PAG Notes. As of December 31, 2025, we had a loan principal of US$636.6 million to PAG.
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
•
In February 2025, we completed an offering of US$350 million in aggregate principal amount of 4.625% convertible senior notes due March 2030, or the 2030 Notes. Holders of the 2030 Notes may require us to repurchase all or a portion of their notes for cash on March 15, 2028 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

We have also conducted the following structured payable arrangements in the last three fiscal years:

•
Since 2020, we have entered into structured payable arrangements with banks or other financial institutions, pursuant to which the suppliers’ receivables collection process was accelerated through selling their receivables from us to the banks or other financial institutions at a discount. We were legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,771.1 million, RMB1,119.2 million and RMB812.1 million (US$116.1 million) for the year ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, the outstanding borrowings from the factoring arrangements was RMB693.0 million (US$99.1 million), which is repayable within one year.

In terms of business and operational initiatives, we will continue to (i) pursue diversified monetization models, including membership services, online advertising services, content distribution, online games, talent agency, and experience business, among others, (ii) work closely with our customers and suppliers to optimize our credit terms and payment terms, and (iii) strengthen our content production capabilities and improve production efficiency to enhance content quality, increase return on investment, and manage our cost and operating expenses, in particular content costs.

As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital or liquidity position or to generate or maintain positive net cash flows beyond the next 12 months. We have taken a series of measures to mitigate such risks, including stepping up efforts in accounts receivable collection as well as disciplined spending through careful budget formulation, stringent budget implementation and payment arrangements with longer payment period. We are also exploring opportunities to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and commercial banks. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations” and “—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.” Despite our efforts to pursue our fund raising plans and business initiatives, the successful completion of these plans is dependent on factors outside of our control and there can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. In addition, the deterioration in global economic conditions or escalation of geopolitical conflicts and other adverse changes in macro-economic conditions may adversely impact our ability to secure additional financing.

As of December 31, 2025, 57.6% of our cash and cash equivalents and short-term investments were held in Chinese mainland, while 36.7% of our cash and cash equivalents and short-term investments were held by the variable interest entities and their subsidiaries.

Although we consolidate the results of the variable interest entities and their subsidiaries, we only have access to the assets or earnings of the variable interest entities and their subsidiaries through our contractual arrangements with the variable interest entities and their shareholders.

See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding company structure.” We may make additional capital contributions to our Chinese mainland subsidiaries, establish new Chinese mainland subsidiaries and make capital contributions to these new Chinese mainland subsidiaries, make loans to our Chinese mainland subsidiaries, or acquire offshore entities with business operations in Chinese mainland in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•
capital contributions to our Chinese mainland subsidiaries must be registered with the SAMR or its local counterparts, and reported to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System; and
•
loans by our company to our Chinese mainland subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system. Any loan to be provided by our company to our Chinese mainland subsidiaries, variable interest entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” There is, in effect, no statutory limit on the amount of capital contribution that we can make to our Chinese mainland subsidiaries. This is because there is no statutory limit on the amount of registered capital for our Chinese mainland subsidiaries, and we are allowed to make capital contributions to our Chinese mainland subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the Chinese mainland subsidiaries complete the filing and registration procedures. With respect to loans to the Chinese mainland subsidiaries by our company, (i) if the Chinese mainland subsidiaries determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the Chinese mainland subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our Chinese mainland subsidiaries under this circumstance since we can increase the registered capital of our Chinese mainland subsidiaries by making capital contributions to them, subject to the completion of registration, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the Chinese mainland subsidiaries determine to adopt the foreign exchange administration mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the Chinese mainland subsidiary. According to PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the

People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our Chinese mainland subsidiaries.

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

Our Chinese mainland subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-Chinese mainland parent companies in the form of dividends. However, current PRC regulations permit our Chinese mainland subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our Chinese mainland subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	3,351,600	2,110,057	105,801	15,131
Net cash used for investing activities	(1,739,515)	(2,444,870)	(327,435)	(46,822)
Net cash provided by/ (used for) financing activities	(4,285,072)	(1,370,121)	1,064,434	152,213
Effect of exchange rate changes on cash, cash equivalents and restricted cash	92,039	14,657	(55,393)	(7,924)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	(2,580,948)	(1,690,277)	787,407	112,598
Cash, cash equivalents and restricted cash at the beginning of the year	7,861,556	5,280,608	3,590,331	513,411
Cash, cash equivalents and restricted cash at the end of the year	5,280,608	3,590,331	4,377,738	626,009

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB105.8 million (US$15.1 million) in 2025, primarily attributable to net loss of RMB204.0 million (US$29.2 million), adjusted by non-cash items of RMB13,363.2 million (US$1,910.9 million) and cash outflow from changes in operating assets and liabilities of RMB13,053.4 million (US$1,866.6 million). The decrease in non-cash items compared with 2024 was primarily due to a decrease of amortization of licensed copyrights, partially offset by an increase of amortization and impairment of produced content. The increase of cash outflow from changes in operating assets and liabilities compared with 2024 was primarily due to an increase in prepayments and other assets, which was offset by a decrease in the addition of licensed copyrights.

Net cash provided by operating activities was RMB2,110.1 million in 2024, primarily attributable to net income of RMB790.6 million, adjusted by non-cash items of RMB13,678.6 million and cash outflow from changes in operating assets and liabilities of RMB12,359.1 million. The decrease in non-cash items compared with 2023 was primarily due to a decrease of amortization and impairment of produced content and an increase of barter transaction revenue, partially offset by an increase of amortization of licensed copyright. The decrease of cash outflow from changes in operating assets and liabilities compared with 2023 was primarily due to a decrease in accounts payable and prepayments and other assets, which was offset by an increase in other non-current liabilities.

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

Net Cash Used for Investing Activities

Net cash used for investing activities was RMB327.4 million (US$46.8 million) in 2025, primarily due to (i) cash outflow from loans provided to related parties of RMB812.6 million (US$116.2 million), (ii) cash outflow from purchasing of debt securities of RMB497.4 million (US$71.1 million), and (iii) cash inflow from maturities of debt securities of RMB1,110.5 million (US$158.8 million).

Net cash used for investing activities was RMB2,444.9 million in 2024, primarily due to (i) cash outflow from loans provided to related parties of RMB2,316.2 million, (ii) cash outflow from purchasing of debt securities of RMB948.0 million, and (iii) cash inflow from maturities of debt securities of RMB953.0 million.

Net cash used for investing activities was RMB1,739.5 million in 2023, primarily due to (i) cash inflow from maturities of debt securities of RMB1,769.3 million, (ii) cash outflow from loans provided to related parties of RMB1,472.6 million, and (iii) cash outflow from purchasing of debt securities of RMB1,890.5 million.

Net Cash Provided by/(Used for) Financing Activities

Net cash provided by financing activities was RMB1,064.4 million (US$152.2 million) in 2025, primarily due to (i) proceeds from short-term and long-term loans of RMB6,037.0 million (US$863.3 million), (ii) net cash inflow from issuance of convertible senior notes of RMB2,490.0 million (US$356.1 million), (iii) cash outflow used for repayments of short-term loans and long-term loans of RMB4,428.8 million (US$633.3 million), and (iv) cash outflow used for repayments or redemption of convertible senior notes of RMB2,813.6 million (US$402.3 million).

Net cash used for financing activities was RMB1,370.1 million in 2024, primarily due to (i) cash outflow used for repayments or redemption of convertible senior notes of RMB2,914.2 million, and (ii) proceeds from long-term loans of RMB1,120.3 million.

Net cash used for financing activities was RMB4,285.1 million in 2023, primarily due to (i) cash outflow used for repayments or redemption of convertible senior notes of RMB11,736.0 million, (ii) net cash inflow from issuance of convertible senior notes of RMB4,415.4 million, and (iii) net cash inflow from follow-up offering of RMB3,391.3 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures, long-term debt obligations, operating lease obligations, and purchase obligations.

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers, and construction in process. Our capital expenditures were RMB37.0 million, RMB79.3 million and RMB95.8 million (US$13.7 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2025.

	Payment due by period
	Total	2026	2027	2028	2029	2030 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	14,071,070	1,271,428	3,155,014	7,003,228	116,505	2,524,895
Operating Lease Obligations(2)	497,002	85,987	78,632	74,696	63,633	194,054
Purchase Obligations(3)	18,120,256	8,864,249	5,146,459	2,814,328	852,151	443,069
Total	32,688,328	10,221,664	8,380,105	9,892,252	1,032,289	3,162,018

Notes:

(1)
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

On December 30, 2022, we issued an aggregate amount of US$500 million convertible senior notes due January 2028, which we refer to as the PAG Notes, to PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the PAG Notes upon its exercise to subscribe for additional notes in full. The PAG Notes, secured by certain collateral arrangements, bear an interest rate of 6% per annum and will mature on January 1, 2028. On the maturity date, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself. Holders of the PAG Notes also have the right to require us to repurchase all or part of their notes in the event of certain fundamental changes and events of default. In 2025, we entered into separate individually and privately negotiated agreements with certain holders of the PAG Notes, pursuant to which we repurchased US$27.5 million principal amount of the PAG Notes for cash.

On March 7, 2023, we issued US$600 million convertible senior notes, which we refer to as the 2028 Notes. The 2028 Notes are senior, unsecured obligations of us, and interest is payable quarterly in cash at a rate of 6.50% per annum on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028, unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2028 Notes upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2023, 2024 and 2025, we entered into separate individually and privately negotiated agreements with certain holders of the 2028 Notes, pursuant to which we repurchased US$391.9 million principal amount of the 2028 Notes for cash. In March 2026, we completed the repurchase right offer for the 2028 Notes, pursuant to which US$207.8 million aggregate principal amount of the 2028 Notes were validly surrendered and repurchased and US$0.3 million principal amount of the 2028 Notes remained outstanding.

On February 24, 2025, we issued US$350 million convertible senior notes, which we refer to as the 2030 Notes. The 2030 Notes are senior, unsecured obligations of us, and interest is payable quarterly in cash at a rate of 4.625% per annum on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2025. The 2030 Notes will mature on March 15, 2030, unless redeemed, repurchased or converted prior to such date. The holders may require us to repurchase all or a portion of the 2030 Notes for cash on March 15, 2028, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

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

Other than the contractual obligations set forth above, we do not have any significant contractual obligations that are long-term debt obligations, capital/operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2025.

Holding Company Structure

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our Chinese mainland subsidiaries, the variable interest entities and their subsidiaries in Chinese mainland. As a result, iQIYI, Inc.’s ability to pay dividends to the shareholders and investors of the ADSs depends upon dividends paid by our Chinese mainland subsidiaries. If our existing Chinese mainland subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in Chinese mainland are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the variable interest entities in Chinese mainland is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the variable interest entities in Chinese mainland may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of Chinese mainland is subject to examination by the banks designated by SAFE. Our Chinese mainland subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenue contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and the VIEs and VIEs’ subsidiaries as of the dates and for the periods indicated:

	Total revenues(1)
	For the year ended December 31,
	2023	2024	2025
iQIYI, Inc. and its wholly-owned subsidiaries	7.7%	6.9%	11.9%
Variable interest entities and their subsidiaries	92.3%	93.1%	88.1%
Total	100.0%	100.0%	100.0%

Notes:

(1)
The percentages exclude the inter-company transactions and balances between iQIYI, Inc. and our wholly-owned subsidiaries and the variable interest entities.

	Total assets
	As of December 31,
	2023	2024	2025
iQIYI, Inc. and its wholly-owned subsidiaries	36.2%	40.5%	39.4%
Variable interest entities	63.8%	59.5%	60.6%
Total	100.0%	100.0%	100.0%

C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Technology

Technology is the bedrock of our products and services. As of December 31, 2025, approximately 35% of our employees were engineers dedicated to technological innovation and breakthrough. We utilize AI technology to drive our entire business, including video content creation, purchase, production, tagging, distribution, monetization and customer service, to achieve automation and intelligence in the entire business process. Our advanced technologies facilitate better content production, enhanced operation efficiency and superior user experience. To maintain our industry-leading position, we have established extensive cooperation with many industry-leading research institutes.

Technologies to Enhance Content Production and Operation Efficiency

We empower all stages of the content production and monetization cycle by applying various AI technologies. We have developed and put into use an integral set of technological infrastructures and AI tools that improve content production quality and enhance operation efficiency.

For content creation, we have developed a comprehensive AI-driven system, the Screenplay Studio (剧本工坊), for script evaluation, which enabled breakthroughs in quantitative script analysis. For example, the system is capable of in-depth evaluations of the romantic dynamics and interactions between lead characters, and the identification of unnecessary plots. Based on our massive data and analytical capabilities, our systems also provide recommendations on casting decisions to identify the actors and actresses who are the most suitable for specific characters. Collectively, these analyses substantially improve our ability to identify scripts with potential and develop them into high-quality content.

During content production, our integrated production systems improve digital workflow by integrating and streamlining the elements of video production. The Imaging Studio (影像工坊) supports the automatic generation of graphic and video designs, such as anime character design, concept art design, game character design, and storyboard design, among others. In addition, our AI-assisted subtitle translation and dubbing functions have enabled the efficient distribution of our premium content overseas.

As for content distribution and monetization, our AI technologies enable the systematic generation of promotional materials including posters and video teasers which are more efficient and cost-effective than a traditional manual process. iQuickReel (速看) uses an AI agent to create collection of short videos based on long-form content, providing viewing experiences akin to micro dramas while amplifying the value of our existing content library. Our toolsets also enable the intelligent breakdown and analysis of scenes, such as identifying objects that a character is interacting with, for an evaluation of the optimal ad placement.

Technologies to Enhance User Experience

We have skillfully leveraged deep learning technology to areas such as content tagging, user profiling, developing knowledge graph and content recommendation. We have utilized large language models to enhance the accuracy of tagging and understanding search query intents. Moreover, through Taodou (桃豆), an AI agent serving as a personal assistant, we provide services including video searches, recommendations, and plot insights, among others. These innovations are revolutionizing user engagement.

In addition, our advanced video, audio and AI technologies provide users with superior viewing experience. The iJump (跳看) feature caters to certain users’ fast-paced viewing preferences. In terms of audio-visual quality, we are one of a few online entertainment video service providers in Chinese mainland providing concurrent 4K/8K high-definition video quality, HDR (High Dynamic Range) video, Dolby Atmos® audio effect and an ultimate cinematic like immersive experience via eXave MAX (幀綺映畫MAX). Leveraging our big data analytics, features such as AI Radar and Watch Me Only support real-time recognition and search of information from video images, or allow users to view only the segments featuring particular artists. Our extensive P2P and CDN-based HCDN (hybrid content delivery network) seamlessly distribute and transmit massive internet video with high quality and low bandwidth cost.

In the years ended December 31, 2023, 2024 and 2025, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB1,766.6 million, RMB1,778.4 million and RMB1,663.1 million (US$237.8 million), respectively, representing 5.5%, 6.1% and 6.1% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Our research and development expenditures consist primarily of personnel-related costs (including share-based compensation expenses).

D.
TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Haijian He	44	Chairman of the Board
Yu Gong	57	Chief Executive Officer and Director
Dou Shen	46	Director
Fei Qi	44	Director
Zhanbing Xu	44	Director
Sam Hanhui Sun	53	Independent Director
Conor Chia-hung Yang	63	Independent Director
Philana Wai Yin Poon	58	Independent Director
Ying Zeng	48	Interim Chief Financial Officer
Xiaohui Wang	57	Chief Content Officer
Youqiao Duan	56	Senior Vice President
Xianghua Yang	49	Senior Vice President

Haijian He has served as our director and chairman of our board of directors since August 2025. Mr. He is currently the chief financial officer of Baidu. Mr. He joined Baidu in July 2025 from Kingsoft Cloud Holdings Limited, where he served as executive director and chief financial officer since January 2020. Prior to joining Kingsoft Cloud, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Prior to that, Mr. He worked at Bank of America Merrill Lynch from May 2014 to September 2015 and Citigroup Global Markets Inc. from October 2010 to May 2013. Mr. He is currently an independent non-executive director of Sipai Health Technology Co., Ltd. and Sunwoda EVB Co., Ltd. Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University and an MBA from the University of Chicago, and completed an Advanced Management Program (AMP) at Harvard Business School. Mr. He is also a Chartered Financial Analyst charter holder.

Yu Gong is the founder, chief executive officer and director of our company, and oversees our overall strategy and business operations. Prior to founding iQIYI, Dr. Gong was the president and chief operating officer of umessage.com, a top mobile internet services solution provider in Chinese mainland. Prior to that, Dr. Gong served in the roles of vice president, senior vice president, and chief operating officer at Sohu.com, a Nasdaq-listed company (Nasdaq: SOHU), from 2003 to 2008. From 1999 to 2003, Dr. Gong was the founder and chief executive officer of focus.cn, the then largest real estate search website in Chinese mainland, which was sold to Sohu.com. Dr. Gong received a bachelor’s degree, a master’s degree and a doctorate degree in automation control from Tsinghua University.

Dr. Dou Shen has served as our director since September 2019. Dr. Shen received a Ph.D. from the Hong Kong University of Science and Technology, and currently serves as executive vice president of Baidu (Nasdaq: BIDU; SEHK: 9888) and the president of Baidu AI Cloud Group. Dr. Shen currently also serves as a director of COSCO Shipping Holdings Co., Ltd. (SHA: 601919) and China United Network Communications Limited (SHA: 600050). Dr. Shen previously served as a non-executive director of Kuaishou Technology (SEHK: 1024) from April 2018 to September 2023. Dr. Shen joined Baidu in 2012 and has served various management roles, including web search, display advertising, the financial services group and mobile products. Dr. Shen has published more than 40 papers in international conferences and journals, and held multiple patents on internet search and computational advertising. Currently, he serves as the vice president of SIGKDD China Chapter.

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

Zhanbing Xu has served as our director since August 2025. Mr. Xu is currently the director of compensation and benefits of Baidu. Mr. Xu joined Baidu in July 2013. Prior to joining Baidu, Mr. Xu had strategic HR experiences from firms including Alibaba Group, Asiainfo-Linkage and Sony Ericsson. Mr. Xu has more than 20 years of comprehensive experience in compensation and benefits. Mr. Xu obtained his bachelor’s degree in HR management from the Capital University of Economics and Business in 2004.

Sam Hanhui Sun has served as our independent director since March 2018. Mr. Sun has been the Chairman of VSP Private Fund Management (Zhuhai) Co., Limited since 2021. From 2016 to 2020, Mr. Sun was a venture partner at Blue Lake Capital. From 2010 to 2015, Mr. Sun served various positions at Qunar Cayman Islands Limited, a Nasdaq-listed company, including Qunar’s president in 2015 and its chief financial officer from 2010 to 2015. From 2007 to 2009, Mr. Sun was the chief financial officer of KongZhong Corporation, a Nasdaq-listed company. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd., and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group. Mr. Sun currently serves as a director on the boards of Yiren Digital Ltd. (NYSE: YRD) and YSB Inc. (SEHK: 9885). Mr. Sun has been an independent director of Antalpha Platform Holding Co (Nasdaq: ANTA) since May 2025, and an independent non-executive director, chairperson of the audit committee and member of the nomination committee of JINGDONG Industrials, Inc. (SEHK: 7618) since December 2025. Mr. Sun served as an independent director of Fang Holdings Limited (NYSE: SFUN) from September 2010 to May 2019, Sunlands Technology Group (NYSE: STG) from March 2018 to July 2019 and CAR Inc. (formerly SEHK: 699) from August 2014 to July 2021, when CAR Inc. was privatized, and Zhihu Inc. (NYSE: ZH and SEHK:2390) from March 2021 to May 2025. Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology. He is a Certified Public Accountant in Chinese mainland.

Conor Chia-hung Yang has served as our independent director since April 2022. Mr. Yang has also served as EHang’s (Nasdaq: EH) board director since December 2019 and as EHang’s chief financial officer since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007. Mr. Yang currently also serves as an independent director of NovaBridge Biosciences (Nasdaq: NBP), Tongcheng Travel Holdings Limited (SEHK: 0780), UP Fintech Holding Ltd (Nasdaq: TIGR) and Smart Share Global Limited (Nasdaq: EM). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles (UCLA).

Philana Wai Yin Poon has served as our independent director since December 2025. With an education background in law, Ms. Poon has approximately 30 years of post-qualification experience both in-house and in private practice. In 2014, she was named by Asian Legal Business as Hong Kong’s In-House Lawyer of the Year. In 2016, she was named by Asian Legal Business as Hong Kong’s Woman Lawyer of the Year. In 2017, Ms. Poon and her legal and compliance team in The Hong Kong Jockey Club (“HKJC”) was named as In-House Team of the Year (under 50 Lawyers) in Euromoney Legal Media Group’s Asian Women in Business Law Awards. From 2015 to 2020, Ms. Poon was the executive director of legal and compliance of HKJC. She was a member of HKJC’s board of management as well as the company secretary of HKJC. From 1998 to 2015, Ms. Poon held various senior positions within the PCCW Group including group general counsel and company secretary. She has a wealth of experience in the telecommunications, media and information technology industries, as well as in the areas of mergers and acquisitions, corporate finance, corporate governance and advising on matters relating to the Listing Rules and the Securities and Futures Ordinance. Before joining PCCW Group, Ms. Poon worked in various law firms from 1992 to 1998, including Lovells and Baker & McKenzie. Ms. Poon has been an independent non-executive director of MIXUE Group (SEHK: 2097) since December 2023 and an independent non-executive director of Meitu, Inc. (SEHK: 1357) since June 2024. Ms. Poon was an independent non-executive director of Asia Satellite Telecommunications Holdings Limited (“AsiaSat”, a company then listed on the Hong Kong Stock Exchange, SEHK: 1135) from March 2018 to September 2019, and a non-executive director of AsiaSat since its privatization from September 2019 to March 2025. She was also an independent non-executive director of Forgame Holdings Limited (SEHK: 0484) from September 2013 to May 2018, and an independent non-executive director of AZ Electronic Materials S.A. (LSE: AZEM) from 2012 to 2014. Ms. Poon obtained a doctor of law degree from Cornell University in May 1992 and a bachelor’s degree in commerce from the University of Toronto in November 1989.

Ying Zeng joined us in February 2017 and has served as our interim chief financial officer since January 2026 and our senior vice president of finance since January 2022. Prior to that, she served as the deputy director of budget control and financial analysis department of Baidu, Inc. from June 2011 to February 2017. From June 2003 to May 2011, she served as a financial manager of eLong, Inc. Ms. Zeng obtained a bachelor’s degree in accounting from Wuhan University of Technology in July 1999 and a master’s degree in professional accounting from Peking University in June 2014.

Xiaohui Wang joined us in 2016 as our chief content officer. Mr. Wang is responsible for the procurement, production and operations of our content business. From 2019, Mr. Wang also serves as president of our Professional Content Business Group (PCG). Prior to joining iQIYI, Mr. Wang was vice president of China National Radio, where he served in various positions from 1990 to 2016, including director of news center from 2002 to 2003, vice president of Voice of China from 2003 to 2006, director of finance office from 2006 to 2007, and vice president from 2007 to 2016. Mr. Wang currently serves on the board of directors of Strawbear Entertainment Group (SEHK: 2125). Mr. Wang holds a bachelor’s degree in journalism from Jilin University, a master’s degree in business administration from Cheong Kong Graduate School of Business and a Ph.D. in literature from the Communication University of China.

Youqiao Duan joined us in 2012 and is our senior vice president responsible for membership business and intelligent device business. Prior to joining us, Mr. Duan was senior director responsible for investment business at Skyworth Group, where he worked from 2008 to 2012. Mr. Duan holds a bachelor’s degree in automation control from Tsinghua University.

Xianghua Yang joined us in 2010 and is our senior vice president responsible for oversea business and motion picture business. Mr. Yang led our mobile business department from 2010 to 2014. Prior to joining us, Mr. Yang served as deputy general manager of wireless business department at Sohu.com, responsible for R&D, marketing and mobile business. Mr. Yang holds both bachelor’s and master’s degrees in hydraulic and hydroelectric engineering from Tsinghua University.

B.
COMPENSATION

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB25.5 million (US$3.6 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Chinese mainland subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Share Incentive Plans

2010 Equity Incentive Plan

We adopted the 2010 Equity Incentive Plan, which we refer to as the 2010 Plan, on October 18, 2010, which was subsequently amended and restated on November 3, 2014, August 6, 2016 and September 15, 2020, for the purpose of granting share-based compensation awards either through a proprietary interest in our long-term success, or compensation based on fulfilling certain performance goals to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. Under the 2010 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 589,729,714 shares. As of February 28, 2026, options to purchase a total of 316,284,743 Class A ordinary shares were outstanding under the 2010 Plan.

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

Exercise Price. The exercise price of an option or a share appreciation right will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our employees, directors or consultants or employees, directors or consultants of our affiliates.

Term of the Awards. Unless otherwise determined by the board of directors, the term of each option or share appreciation right granted under the 2010 Plan shall not exceed ten years from the date of the grant.

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

Termination. The 2010 plan shall terminate on October 17, 2030 provided that our board may terminate the 2010 plan at any time and for any reason.

2017 Share Incentive Plan

We adopted the 2017 Share Incentive Plan, which we refer to as the 2017 Plan on November 30, 2017, which was further amended on December 7, 2017, for the purpose of promoting the success and enhancing the value of iQIYI, Inc., by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2017 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 ordinary shares. This entire allotment has been granted in the form of restricted share units, and the pool of ordinary shares reserved under the 2017 Plan has been fully utilized. Consequently, as of February 28, 2026, no awards were outstanding under the 2017 Plan.

2021 Share Incentive Plan

We also adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan, on December 2, 2021, as amended and restated on November 2, 2022, for the purpose of promoting the success and enhancing the value of iQIYI, Inc., by linking the personal interests of the directors, employees and consultants to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is initially 364,000,000 Class A ordinary shares, which we refer to as the 2021 Plan Award Pool, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one share) granted shall reduce the number of shares in the 2021 Plan Award Pool available for future grants by 1.3 Class A ordinary shares; any option with nil exercise price shall have the same effect of reducing the number of shares in the 2021 Plan Award Pool as the restricted share units. As of February 28, 2026, options with nil exercise price to purchase a total of 239,181,278 ordinary shares were outstanding under the 2021 Plan.

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

Exercise Price. The exercise price of an option will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

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

2024 Share Incentive Plan

We adopted the 2024 Share Incentive Plan, which we refer to as the 2024 Plan, on May 23, 2024, for the purpose of promoting the success and enhancing the value of iQIYI, Inc., by linking the personal interests of the directors, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is initially 350,000,000 Class A ordinary shares. As of February 28, 2026, options with nil exercise price to purchase a total of 55,068,650 ordinary shares were outstanding under the 2024 Plan.

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

Exercise Price. The exercise price of an option will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

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

Termination. The plan shall terminate on May 23, 2034, provided that our board may terminate the plan at any time and for any reason.

The following table summarizes, as of February 28, 2026, the outstanding options that we granted to our directors and executive officers:

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Gong	158,150,390	0 to 0.51	Various dates from October 18, 2010 to April 12, 2025	Various dates from October 16, 2030 to April 12, 2035
Ying Zeng	9,090,056	0 to 0.51	Various dates from February 14, 2017 to April 1, 2025	Various dates from February 14, 2027 to April 1, 2035
Xiaohui Wang	27,920,752	0 to 0.51	Various dates from August 5, 2016 to April 12, 2025	Various dates from August 5, 2026 to April 12, 2035
Youqiao Duan	25,284,983	0 to 0.51	Various dates from August 5, 2016 to April 12, 2025	Various dates from August 5, 2026 to April 12, 2035
Xianghua Yang	31,664,120	0 to 0.51	Various dates from August 5, 2016 to April 12, 2025	Various dates from August 5, 2026 to April 12, 2035
Total	252,110,301	/	/	/

As of February 28, 2026, other grantees as a group held options to purchase 358,424,370 Class A ordinary shares of our company, with exercise prices ranging from US$0 to US$0.51 per share.

C.
BOARD PRACTICES

Board of Directors

Our board of directors consists of eight directors. Baidu has the right to appoint a majority of our directors as long as it holds no less than 50% of the voting power of our Company. In addition, some of our directors are also senior management of Baidu. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with Baidu—We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.” A director is not required to hold any shares in our company by way of qualification. Subject to the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or transaction notwithstanding that he may be interested therein and if does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction shall come before the meeting for consideration. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee and a compensation committee under the board of directors. We have adopted a charter for each of the two committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Conor Chia-hung Yang and Fei Qi, and is chaired by Mr. Sam Hanhui Sun. We have determined that Sam Hanhui Sun and Conor Chia-hung Yang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that members including Sam Hanhui Sun and Conor Chia-hung Yang qualify as “audit committee financial experts.” Fei Qi is a non-voting member of the audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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
•
reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Haijian He, Zhanbing Xu and Sam Hanhui Sun, and is chaired by Mr. Haijian He. We have determined that Sam Hanhui Sun satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices	Chinese mainland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No

	As of February 28, 2026
Total Number of Directors	8
Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	7	—	—
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.
EMPLOYEES

We had 4,788, 4,673 and 4,603 employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had 2,648 employees in Beijing and 1,955 employees in other cities in Chinese mainland and overseas. The following table sets forth the number of our employees by function as of December 31, 2025:

Research and development	1,593
Content production and operation	1,744
Sales and marketing	892
General and administrative	374
Total	4,603

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives. We believe that we maintain good working relationships with our employees and labor unions, and we have not experienced any material labor disputes.

As required by laws and regulations in Chinese mainland, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including housing funds, pension, medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our employees. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment as well as for a certain period of time after employment is terminated.

E.
SHARE OWNERSHIP

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 6,755,173,145 ordinary shares outstanding as of February 28, 2026, comprising of 3,714,075,867 Class A ordinary shares (excluding 141,443,166 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans) and 3,041,097,278 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned (†)		Class B Ordinary Shares Beneficially Owned (††)		Voting Power (†††)
	Number	%	Number	%	%
Directors and Executive Officers:
Haijian He	—	—	—	—	—
Yu Gong(1)	160,090,654	4.1	—	—	0.5
Dou Shen	56,340	0.0	—	—	0.0
Fei Qi	—	—	—	—	—
Zhanbing Xu	—	—	—	—	—
Sam Hanhui Sun	—	—	—	—	—
Conor Chia-hung Yang	—	—	—	—	—
Philana Wai Yin Poon	—	—	—	—	—
Ying Zeng(2)	7,077,556	0.2	—	—	0.0
Xiaohui Wang(3)	21,933,127	0.6	—	—	0.1
Youqiao Duan(4)	20,555,426	0.6	—	—	0.1
Xianghua Yang(5)	27,483,108	0.7	—	—	0.1
All directors and executive officers as a group	237,196,211	6.0	—	—	0.7
Principal Shareholders:
Baidu(6)	7,933,331	0.2	3,041,097,278	100.0	89.1
PAG(7)	819,266,931	18.1	—	—	2.3
T. Rowe Price Associates, Inc.(8)	601,183,163	16.2	—	—	1.8

Notes:

† For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2026, by the sum of the total number of Class A ordinary shares outstanding as of February 28, 2026 and the number of Class A ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class A ordinary shares within 60 days of February 28, 2026.

†† For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2026, by the sum of the total number of Class B ordinary shares outstanding as of February 28, 2026 and the number of Class B ordinary shares underlying the options or other right held by such person or group that are exercisable to acquire Class B ordinary shares within 60 days of February 28, 2026.

††† For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of February 28, 2026, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)
Representing (i) 151,903,765 Class A ordinary shares that Dr. Gong may purchase upon exercise of options within 60 days of February 28, 2026, and (ii) 8,186,889 Class A ordinary shares held by Cannes Ventures Limited, a company incorporated in the Cayman Islands. Cannes Ventures Limited is wholly-owned by Dr. Gong. The registered address of Cannes Ventures Limited is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.
(2)
Representing 7,077,556 Class A ordinary shares that Ms. Ying Zeng may purchase upon exercise of options within 60 days of February 28, 2026.
(3)
Representing (i) 21,674,127 Class A ordinary shares that Mr. Xiaohui Wang may purchase upon exercise of options within 60 days of February 28, 2026; and (ii) 259,000 Class A ordinary shares, in the form of ADSs, held by Qing Apple Ventures Limited, a company incorporated in the British Virgin Islands. Qing Apple Ventures Limited is wholly-owned by Mr. Xiaohui Wang. The registered address of Qing Apple Ventures Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, 1British Virgin Islands.
(4)
Representing (i) 19,038,358 Class A ordinary shares that Mr. Youqiao Duan may purchase upon exercise of options within 60 days of February 28, 2026; and (ii) 1,517,068 Class A ordinary shares held by Jbridge Ventures Limited, a company incorporated in the British Virgin Islands. Jbridge Ventures Limited is wholly-owned by Mr. Youqiao Duan. The registered address of Jbridge Ventures Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, 1British Virgin Islands.
(5)
Representing (i) 25,942,495 Class A ordinary shares that Mr. Xianghua Yang may purchase upon exercise of options within 60 days of February 28, 2026; and (ii) 1,389,969 Class A ordinary shares in the form of ADSs and 150,644 Class A ordinary shares held by JZI Siblings Inc., a company incorporated in the British Virgin Islands. JZI Siblings Inc. is wholly-owned by Mr. Xianghua Yang. The registered address of JZI Siblings Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, 1British Virgin Islands.
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
(8)
Represents 601,183,163 Class A ordinary shares, in the form of ADSs, beneficially owned by T. Rowe Price Associates, Inc. as reported in the Form 13F filed by T. Rowe Price Associates, Inc. on February 17, 2026. The business address of T. Rowe Price Associates, Inc.. is 1307 Point Street, Baltimore, MD 21231.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of February 28, 2026, a total of 3,532,785,167 of our Class A ordinary shares were held by 3 record holders in the United States, representing 95.1% of our total issued and outstanding Class A ordinary shares as of such date (excluding 141,443,166 Class A ordinary shares reserved for future issuances upon the exercising or vesting of awards granted under the issuer’s share incentive plans). As of February 28, 2026, none of our Class B ordinary shares are held by record holders in the United States.

For options and restricted share units granted to our officers, directors and employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Enforceability of Civil Liabilities

Our business operations are primarily conducted in Chinese mainland, and substantially all of our assets are located in Chinese mainland. All of our directors and executive officers are located in Chinese mainland or Hong Kong as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them any judgment obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Our PRC legal counsel, Jingtian & Gongcheng, has advised us that there is uncertainty as to whether the courts of Chinese mainland would:

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of Chinese mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between Chinese mainland and the country where the judgment is made or on principles of reciprocity between jurisdictions. Chinese mainland does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of Chinese mainland will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in Chinese mainland will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of Chinese mainland would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in Chinese mainland for disputes if they can establish sufficient nexus to Chinese mainland for a court of Chinese mainland to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in Chinese mainland in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to Chinese mainland for a court of Chinese mainland to have jurisdiction as required under the PRC Civil Procedures Law.

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

Master Business Cooperation Agreement

We have entered into a master business cooperation agreement with Baidu on January 19, 2018 which expired on January 19, 2026.

Under the master business cooperation agreement, we and Baidu agreed to cooperate with each other in areas including but not limited to AI technology, smart devices/DuerOS (the dialog-type AI system and open platform developed by Baidu), cloud services, online advertising, internet traffic, data and content, and to treat each other as the most preferred strategic partner in our areas of cooperation.

Specifically, (i) Baidu agreed to cooperate with us on leveraging AI technology to further improve our user experience; (ii) we and Baidu agreed to share sales channel resources to promote smart devices/DuerOS and increase iQIYI’s market share in its industry; (iii) Baidu agreed to provide support for our cloud computing infrastructure and provide us with cloud computing infrastructure services on Baidu’s most favored terms; (iv) we and Baidu agreed to cross sell our respective advertising services, and Baidu agrees to grant us priority to advertise on its platform; (v) we and Baidu agreed to leverage our respective services to increase user traffic; and (vi) we and Baidu agreed to allow our respective registered users and content providers to log onto each other’s platforms.

Under this agreement, (i) Baidu agreed not to compete with us in providing video content services that are the same as or substantially similar to our long-form video businesses (with the exception of existing business activities conducted by Baidu and its affiliates and of the business activities conducted by the entity that currently operates Baidu’s online video business), and (ii) we agreed not to compete with Baidu in any business that is the same as or substantially similar to Baidu’s core businesses (with the exception of existing business activities conducted by our company or our affiliates). Long-form video business means long-form video content services currently provided by iQIYI, such long-form video content includes, but is not limited to, movies, TV series, network series, cartoons, variety shows and documentaries. Whether any service is Baidu’s core business or is the same as or substantially similar to Baidu’s core business shall be determined by Baidu and us in a commercially reasonable manner.

We are negotiating the renewal of this agreement with Baidu. As of the date of this annual report, the expiration of the master business cooperation agreement has not had a material adverse effect on our cooperations with Baidu, which have continued pursuant to more specific agreements between Baidu and us in the relevant areas and/or established practices. Nor has the expiration of the master business cooperation agreement had a material adverse effect on our business operations in general.

Loan Agreement

Under the master business cooperation agreement, Baidu agreed to provide us with a RMB650.0 million loan, which would mature on the fifth anniversary of the grant date. We entered into an interest-free loan agreement with Baidu with respect to such loan on January 19, 2018. The loan was repaid in full in March 2023.

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

Other Transactions with Baidu

For the years ended December 31, 2023, 2024 and 2025, we generated membership services revenue of RMB92.9 million, RMB90.8 million and RMB64.7 million (US$9.3 million), respectively, and advertising services revenue of RMB17.7 million, RMB7.5 million and RMB11.4 million (US$1.6 million), respectively, from Baidu. Transactions other than membership and advertising services revenue were insignificant for the years ended December 31, 2023, 2024 and 2025.

We incurred cost of revenues for license fees in the amount of RMB20.4 million, RMB35.6 million and RMB16.8 million (US$2.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We incurred cost of revenues for bandwidth services and cloud services in the amount of RMB550.7 million, RMB575.3 million and RMB506.2 million (US$72.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We incurred selling, general and administrative expenses for advertising services provided by Baidu in the amount of RMB116.1 million, RMB112.7 million and RMB85.0 million (US$12.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, we had RMB4.4 million, RMB1.2 million and RMB13.5 million (US$1.9 million), respectively, due from Baidu. The balance mainly represents amounts due from Baidu for advertising, membership and other services.

As of December 31, 2023, 2024 and 2025, we had RMB2,030.4 million, RMB2,134.8 million and RMB2,410.4 million (US$344.7 million), respectively, due to Baidu. The related party balances mainly represented accrued expenses for bandwidth services and cloud services provided by Baidu. As of December 31, 2023, 2024 and 2025, we had RMB50.0 million, RMB50.0 million and RMB50.0 million (US$7.2 million), respectively, in loans due to Baidu. As of December 31, 2023, 2024 and 2025, the total outstanding balance represented an interest-free loan from Baidu of RMB50.0 million that was due on demand.

PAG

Pursuant to an investment agreement dated August 30, 2022, as amended, between us and PAG, PAG had the right to appoint, remove and replace one director, who should be elected as a non-voting member of the audit committee and a voting member of the compensation committee of the board of directors, subject to certain conditions. Pursuant to the agreement, the co-founder and executive chairman of PAG was appointed as one of our directors and PAG was considered a related party. On December 3, 2025, PAG fully waived their right to appoint, remove and replace one director. As such, for the year ended December 31, 2025, we only consider our transactions with PAG up to December 3, 2025 to be related party transactions.

In 2022 and 2023, we issued an aggregate amount of US$550 million convertible senior notes due January 2028 to PAG. The PAG Notes are secured by certain collateral arrangements. The PAG Notes bear an interest rate of 6% per annum and will mature on January 1, 2028. Holders of the PAG Notes also have the right to require us to repurchase all or part of their notes in the event of certain fundamental changes or events of default. On the maturity date, we are obligated to pay a premium at 30% of the principal amount of the PAG Notes, in addition to repaying the principal amount itself.

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

In October 2025, we entered into another facility agreement with PAG which provides PAG with an additional loan facility of US$114.1 million, carrying an interest rate of 4.5% per annum. In connection with this loan facility, PAG released all remaining collateral secured by our Company under the PAG Notes, and pledged to iQIYI HK all the PAG Notes it held.

As of December 31, 2024, we had RMB3,854.9 million due from PAGAC IV-4.

Other Transactions with Related Parties

For the years ended December 31, 2023, 2024 and 2025, we generated content distribution revenue of RMB260.1 million, RMB231.8 million and RMB171.5 million (US$24.5 million), respectively, from equity investees. For the years ended December 31, 2023, 2024 and 2025, we purchased content from equity investees in the amount of RMB1,602.5 million, RMB1,745.7 million and RMB1,474.1 million (US$210.8 million), respectively. Other related party transactions, including services provided by/to equity investees which we or Baidu has significant influence over in the ordinary course of business, were insignificant for each of the years presented.

As of December 31, 2023, 2024 and 2025, we had RMB424.2 million, RMB377.9 million and RMB375.2 million (US$53.6 million), respectively, due from other related parties. The balance mainly represents amounts due from our equity investees for content distribution services or paid in advance by our company for licensed copyrights acquisition.

As of December 31, 2023, 2024 and 2025, we had RMB953.8 million, RMB1,113.4 million and RMB1,295.1 million (US$185.2 million), respectively, due to other related parties. The related party balances mainly represented, (i) deferred revenues in relation to content distribution, IP licensing and advertising services to be provided to one of our equity investees; (ii) amounts owed to our equity investees for contents assets; and (iii) advances made by one of our equity investees for online advertising services.

Shareholders Agreement

Other than provisions with respect to registration rights, the description of which is set forth below, all provisions and rights under our sixth amended and restated shareholders agreement terminated upon consummation of our initial public offering.

Demand Registration Rights. At any time after the earlier of (i) the four-year period following the date of the shareholders agreement or (ii) 180 days after the effective date of the registration statement for a public offering, holders of at least 30% of the registrable securities then outstanding, or Existing Initiating Holders, holders of at least 30% of the registrable securities issued or issuable upon conversion of the Series F preferred shares then outstanding, or Series F Initiating Holders, and holders of at least 30% of the registrable securities issued or issuable upon conversion of the Series G preferred shares then outstanding, or Series G Initiating Holders, have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any twelve-month period and we cannot register any other shares during such twelve-month period. We are not obligated to effect a demand registration if we have, within the six-month period prior to the date of a demand registration request, already effected a registration. We are not obligated to effect more than four demand registrations initiated by the Existing Initiating Holders, more than two demand registrations initiated by the Series F Initiating Holders, or more than two demand registrations initiated by the Series G Initiating Holders, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the managing underwriters of any underwritten offering determine in their view the number of registrable securities exceeds the maximum offering size, the registrable securities shall be allocated first to us, second to each of the holders requesting the inclusion of their registrable securities pursuant to the piggyback registration, and third to holders of our other securities with such priorities among them as we shall determine.

Form F-3 Registration Rights. Any of the Existing Initiating Holders, Series F Initiating Holders and Series G Initiating Holders may request in writing that we file an unlimited number of registration statements on Form F-3. Promptly after receiving such request, we shall give written notice of the proposed registration to all other holders of registrable securities and, within 20 days of such notice, we shall effect the registration of the securities on Form F-3.

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

Legal Proceedings

As of December 31, 2025, there were 119 cases against us that were pending before various courts in Chinese mainland. The aggregate amount of damages sought under these pending cases is approximately RMB79.4 million (US$11.4 million). We are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial.

In addition, as of December 31, 2025, there were 467 cases we brought against others for copyright and trademark infringement, unfair competition and other commercial disputes that were pending before various courts in Chinese mainland. The aggregate amount of damages we are seeking under these pending cases is approximately RMB716.6 million (US$102.5 million).

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Chinese mainland for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our Chinese mainland subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

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

Our company may (if authorized by its articles of association) reduce our share capital in any way:

•
by special resolution and confirmation by the court; or
•
by special resolution supported by a solvency statement made by the directors of the company.

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

In addition, there are statutory provisions that facilitate compromises or arrangements between a Cayman Islands company and its members (or any class of them).

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to table resolutions at a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association provides that, on the requisition of shareholders holding shares representing in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit of such requisition carry the right to vote at general meetings of our company, the board shall convene an extraordinary general meeting. However, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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

E.
TAXATION

The following summary of Cayman Islands, Chinese mainland and U. S. federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel.

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

Chinese Mainland Taxation

The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in Chinese mainland is treated as a Chinese mainland resident enterprise for Chinese mainland tax purposes and consequently subject to Chinese mainland income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as an “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a Chinese mainland resident enterprise for Chinese mainland tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a Chinese mainland resident enterprise for Chinese mainland tax purposes, we will be subject to Chinese mainland tax on our global income at a uniform tax rate of 25%.

Chinese mainland income tax at the rate of 10% will be withheld from payments of interest or dividends we make to investors that are “non-resident enterprises” of Chinese mainland, if such investors do not have an establishment or place of business in Chinese mainland, or if they have such establishment or place of business in Chinese mainland but the income is not effectively connected with such establishment or place of business, to the extent such interest or dividends are deemed to be sourced within Chinese mainland.

Furthermore, any gain realized on the transfer of the ADSs or shares by such investors would also be subject to Chinese mainland income tax at 10% if such gain is regarded as income derived from sources within Chinese mainland.

Furthermore, if we are considered a Chinese mainland resident enterprise and Chinese mainland tax authorities consider the interest or dividends we pay or any gains realized from the transfer of our ADSs or shares to be income derived from sources within Chinese mainland, such interest or dividends and gains earned by non-resident individuals would be subject to the 20% Chinese mainland individual income tax (which may be withheld at source).

These rates could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends. However, it is unclear whether non-Chinese mainland shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and Chinese mainland in the event that we are treated as a Chinese mainland resident enterprise.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. This discussion assumes that if you hold ADSs, you will be treated as the holder of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

Taxation of Dividends or Other Distributions on the ADSs or Class A Ordinary Shares

Subject to the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” below, the gross amount of all our distributions to you with respect to the ADSs or Class A ordinary shares will be included in your gross income as dividend income on the day actually or constructively received by the depositary, in the case of ADSs, or by you, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, you should expect the full amount of the distribution will be treated as a dividend for U.S. federal income tax purposes. Dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs may be subject to reduced rates of taxation provided that (1) our ADSs are readily tradeable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs are listed on the Nasdaq Global Select Market, we expect to be considered to be readily tradable on an established securities market in the United States, although there can be no assurance in this regard. Further, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025 and we do not expect to be a PFIC in the foreseeable future, and therefore we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a Chinese mainland resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty, although there can be no assurance in this regard. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from sources outside the United States for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a Chinese mainland resident enterprise under the PRC tax law and dividends paid on our ADSs or Class A ordinary shares are subject to Chinese mainland withholding taxes, depending on your particular facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding the applicable Treaty rate, assuming you are eligible for the benefits of the Treaty) on dividends received on the ADSs or Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you may instead, subject to applicable limitations, claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are advised to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The amount of any dividend income paid in currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency received as a dividend is converted into U.S. dollars on the date it is received, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Sale or Other Taxable Disposition of the ADSs or Class A Ordinary Shares

Subject to the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized (i.e., the amount of cash plus the fair market value of any property received) for the ADS or Class A ordinary share and your tax basis in the ADS or Class A ordinary share. The gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if your holding period for the ADSs or Class A ordinary shares exceeds one year at the time of disposition. Long-term capital gains are generally eligible for a preferential rate of taxation for individuals and certain other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, in which event you may not be able to use the foreign tax credit arising from any Chinese mainland tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from sources outside the United States in the same category. However, in the event we are deemed to be a Chinese mainland resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty, although there can be no assurance in this regard. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as Chinese mainland-source income for foreign tax credit purposes. You should consult your tax advisor regarding the tax consequences in case any Chinese mainland tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as Chinese mainland-source, under your particular circumstances.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Passive income includes, among other things, interest, dividends, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and our goodwill and other unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we direct activities that most significantly affect the economic performance of them and we are entitled to their economic benefits through contractual arrangements and, as a result, we consolidate the financial results of the variable interest entities in our combined and consolidated financial statement in accordance with U.S. GAAP. If it were determined, however, that we are not the owner of the variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2025 and for subsequent taxable years.

Assuming we are the owner of the variable interest entities in Chinese mainland for U.S. federal income tax purposes, based on our income and assets and the market value of our ADSs, we believe that we were not a PFIC for our taxable year ended December 31, 2025, and do not presently expect to be a PFIC for the 2026 taxable year or the foreseeable future. However, given the lack of authority applying the PFIC rules to our particular circumstances, and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year based on that year’s composition of income and assets, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the value of certain of our assets for purposes of the asset test is generally determined by reference to the market price of the ADSs, our PFIC status may depend in part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, there are uncertainties in the application of the PFIC rules to our particular circumstances. It is possible that the IRS may challenge our classification of certain income and assets or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

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

If we are a PFIC for any taxable year during which you hold the ADSs or the Class A ordinary shares you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless you make a mark-to-market election, as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•
the excess distribution or gain is allocated ratably over your holding period for the ADSs or Class A ordinary shares;
•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, is treated as ordinary income; and
•
the amount allocated to each of the other taxable years is subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Class A ordinary shares cannot be treated as capital, even if you hold the ADSs or Class A ordinary shares as capital assets.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. affiliated entities are also PFICs, the holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. affiliate classified as a PFIC for purposes of the application of these rules. We do not believe any of our subsidiaries were PFICs for the 2025 taxable year. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury Regulations. We expect that the ADSs, but not our Class A ordinary shares, will continue to be listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, but no assurances may be given in this regard.

Consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs in a year in which we are a PFIC, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in certain investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder may avoid the PFIC tax consequences described above in respect of its ADSs and Class A ordinary shares by making a timely “qualified electing fund,” or QEF, election. To comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Because we do not intend to provide such information, however, such election will not be available to you with respect to the ADSs or Class A ordinary shares.

If you hold ADSs or Class A ordinary shares in any year in which we are a PFIC, you will generally be required to file an annual information report on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in the ADSs or Class A ordinary shares.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR ADSs OR CLASS A ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

F.
DIVIDENDS AND PAYING AGENTS

Not applicable.

G.
STATEMENT BY EXPERTS

Not applicable.

H.
DOCUMENTS ON DISPLAY

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and expenses are mainly denominated in Renminbi. As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents and short-term investments of US$158.6 million, as compared to US$1,164.5 million of U.S. dollar-denominated convertible senior notes outstanding, of which US$522.5 million principal will mature on January 1, 2028, US$208.1 million principal will mature on March 15, 2028 and US$350.0 million principal will mature on March 15, 2030. To the extent that the holders of the convertible senior notes do not convert them and we cannot refinance or choose not to refinance our outstanding debt, we will need to change Renminbi into U.S. dollars to meet these obligations. Changes in the exchange rate between the Renminbi and the U.S. dollar could significantly impact the amount of Renminbi we would need to use. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB814.3 million (US$116.5 million) in the value of our U.S. dollar-denominated convertible senior notes as of December 31, 2025.

In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in Chinese mainland’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The RMB appreciated by 4.19% against the U.S. dollar in 2025. As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB3,454.7 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$158.6 million. Assuming we had converted RMB3,454.7 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of the end of 2025, our U.S. dollar cash balance would have been US$652.6 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$607.7 million instead. Assuming we had converted US$158.6 million into RMB at the exchange rate of RMB6.9931 for US$1.00 as of the end of 2025, our RMB cash balance would have been RMB4,563.8 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB4,452.9 million instead.

Interest Rate Risk

We have exposure to interest rate risk relating to the interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and interest expense of bank facilities that have a floating rate of interest. Interest-earning instruments carry a degree of interest rate risk. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been exposed to material risks due to changes in interest rates, and we have used certain derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations while interest expense may exceed expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2025, we received US$6.7 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and interim chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and interim chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2024	2025
	RMB	RMB
	(in thousands)
Audit fees(1)	16,252	17,392
Other service fees(2)	—	4,500

Notes:

(1)
“Audit fees” means the aggregate fees for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.
(2)
“Other service fees” means, for the years ended December 31, 2024 and 2025, the aggregate fees for professional services rendered by our principal auditors other than services reported under “audit fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption provided by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. Fei Qi is a non-voting member of our audit committee and only has observer status on our audit committee. Based on our assessment, such reliances do not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3 under the Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We rely on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A)(i) that each member of the audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). Fei Qi, who is a non-voting member of our audit committee, is not an independent director as defined under Nasdaq Rule 5605(a)(2).

In addition, Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2025. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Furthermore, Nasdaq Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholder approval for the adoption of our 2024 Plan in May 2024. We may, however, hold annual shareholders meetings in the future.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 27, 2025)
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

4.51

English translation of form Confirmation Letter executed by Beijing QIYI Century, dated December 21, 2020 (incorporated herein by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.52

English translation of Confirmation Letter executed by the Registrant, dated December 21, 2020 (incorporated herein by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.53

Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.54

First Supplemental Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

4.55	Amended and Restated 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.66 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.56

Investment Agreement, dated August 30, 2022, between the Registrant, PAGAC IV-1 (Cayman) Limited and PAG Pegasus Fund LP (incorporated herein by reference to Exhibit 4.67 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.57

Deed of Amendment to the Investment Agreement, by and among the Registrant, PAGAC IV-1 (Cayman) Limited, and PAG Pegasus Fund LP, dated as of December 30, 2022 (incorporated herein by reference to Exhibit 4.68 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.58

Indenture, dated December 30, 2022, between the Registrant and Citicorp International Limited, as trustee (incorporated herein by reference to Exhibit 4.69 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.59

English translation of form Confirmation Letters executed by Beijing QIYI Century, dated February 10, 2023 (incorporated herein by reference to Exhibit 4.70 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.60

English translation of form Confirmation Letters executed by the Registrant, dated February 10, 2023 (incorporated herein by reference to Exhibit 4.71 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.61

English translation of Supplementary Agreement to the Trademark Licensing Agreement between Beijing QIYI Century and Beijing iQIYI (formerly known as “Beijing Xinlian Xinde Advertisement Media Co., Ltd.”) dated February 10, 2023 (incorporated herein by reference to Exhibit 4.72 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.62

Indenture, dated March 7, 2023, between the Registrant and Citicorp International Limited, as trustee (incorporated herein by reference to Exhibit 4.73 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 22, 2023)

4.63

Facility Agreement by and among the registrant, iQIYI HK Limited, PAGAC IV-4 (Cayman) Limited and PAGAC IV-1 (Cayman) Limited, dated September 27, 2023 (incorporated herein by reference to Exhibit 4.74 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.64

English translation of Exclusive Management Consulting and Business Cooperation Agreement among iQIYI Optical Era, iQIYI Yinhua, Dr. Yu Gong and Mr. Xiaohui Wang dated January 29, 2024(incorporated herein by reference to Exhibit 4.75 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.65

English translation of Exclusive Share Purchase Agreement among iQIYI Optical Era, Dr. Yu Gong, Mr. Xiaohui Wang and iQIYI Yinhua dated January 29, 2024 (incorporated herein by reference to Exhibit 4.76 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.66

English translation of Loan Agreement between iQIYI Optical Era and Dr. Yu Gong dated January 29, 2024 (incorporated herein by reference to Exhibit 4.77 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.67

English translation of Loan Agreement between iQIYI Optical Era and Mr. Xiaohui Wang dated January 29, 2024 (incorporated herein by reference to Exhibit 4.78 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.68

English translation of Share Pledge Agreement among iQIYI Optical Era, Dr. Yu Gong and iQIYI Yinhua dated January 29, 2024 (incorporated herein by reference to Exhibit 4.79 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.69

English translation of Share Pledge Agreement among iQIYI Optical Era, Mr. Xiaohui Wang and iQIYI Yinhua dated January 29, 2024 (incorporated herein by reference to Exhibit 4.80 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.70

English translation of Power of Attorney by Dr. Yu Gong to iQIYI Optical Era dated January 29, 2024 (incorporated herein by reference to Exhibit 4.81 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.71

English translation of Power of Attorney by Mr. Xiaohui Wang to iQIYI Optical Era dated January 29, 2024 (incorporated herein by reference to Exhibit 4.82 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.72

English translation of Spousal Consent Letter of Ms. Yihong Mou dated January 29, 2024 (incorporated herein by reference to Exhibit 4.83 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.73

English translation of Spousal Consent Letter of Ms. Hua Li dated January 29, 2024 (incorporated herein by reference to Exhibit 4.84 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.74

English translation of Power of Attorney by iQIYI Optical Era to iQIYI, Inc. dated January 29, 2024 (incorporated herein by reference to Exhibit 4.85 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.75

English translation of Commitment Letter by iQIYI, Inc. to iQIYI Yinhua dated January 29, 2024 (incorporated herein by reference to Exhibit 4.86 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)

4.76

Facility Agreement by and among the registrant, iQIYI HK Limited, PAGAC IV-4 (Cayman) Limited and PAGAC IV-1 (Cayman) Limited, dated August 8, 2024 (incorporated herein by reference to Exhibit 4.86 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 27, 2025)

4.77

Amendment and Restatement Agreement between iQIYI HK Limited and PAGAC IV-4 (Cayman) Limited, dated November 28, 2024 (incorporated herein by reference to Exhibit 4.87 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 27, 2025)

4.78

Indenture, dated February 24, 2025, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.88 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 27, 2025)

8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-223263), as amended, filed with the SEC on February 27, 2018)

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 27, 2025)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 14, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iQIYI, INC.

		By:	/s/ Yu Gong
			Name:	Yu Gong
			Title:	Director and Chief Executive Officer

Date:	March 16, 2026

iQIYI, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iQIYI, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income/(loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Amortization of content assets

Description of the Matter

For the year ended December 31, 2025, amortization expenses related to licensed copyrights and produced content were RMB6,137.6 million (US$877.7 million) and RMB6,827.1 million (US$976.3 million), respectively. As discussed in Note 2 to the consolidated financial statements, based on factors including historical and estimated future viewership consumption patterns, the Company’s content assets are amortized using an accelerated method by content categories over the shorter of their respective contractual periods or estimated useful lives within ten years, beginning with the month of first availability.

Auditing the amortization of the Company’s content assets was complex and subjective due to the significant judgment required of management when estimating future viewership consumption patterns for different content categories. If actual viewership consumption patterns differ from these estimates, the pattern and amount of content assets amortization could be materially affected. These assumptions are forward looking and can be affected by changes in user traffic on the Company’s platform and changes in viewership trends of its content assets.

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

To test the amortization of content assets, we performed audit procedures that included, among others, evaluating the amortization method and the significant assumptions, and testing the completeness and accuracy of the underlying data from the systems used in determining estimated future viewership consumption patterns. We assessed management’s estimated viewership consumption patterns by considering historical and current viewing trends, including comparing previous estimates of viewership consumption patterns to latest available data.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, the People’s Republic of China

March 16, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of iQIYI, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited iQIYI, Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, iQIYI, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income/(loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 16, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

March 16, 2026

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

		As of December 31,
	Note	2024	2025	2025
		RMB	RMB	US$
		(In thousands)
ASSETS
Current assets:
Cash and cash equivalents		3,529,679	4,354,275	622,653
Restricted cash		—	23,123	3,307
Short-term investments	3	941,610	314,819	45,019
Accounts receivable, net of allowance of RMB90,626 and RMB107,191 (US$15,328) as of December 31, 2024 and 2025, respectively	5	2,191,178	2,522,668	360,737
Prepayments and other assets	6	2,192,928	2,406,222	344,085
Amounts due from related parties	22	283,123	221,681	31,700
Licensed copyrights, net	7	388,718	447,507	63,993
Total current assets		9,527,236	10,290,295	1,471,494
Non-current assets:
Fixed assets, net	11	877,982	903,427	129,188
Long-term investments	4	2,108,477	1,773,309	253,580
Deferred tax assets, net	15	23,536	20,773	2,970
Licensed copyrights, net	7	6,930,053	5,962,954	852,691
Intangible assets, net	8	289,861	217,085	31,043
Produced content, net	9	14,707,869	14,578,037	2,084,632
Prepayments and other assets	6	2,913,919	8,458,312	1,209,523
Operating lease assets	12	609,832	489,720	70,029
Goodwill	10	3,820,823	3,820,823	546,370
Amounts due from related parties	22	3,950,937	167,000	23,881
Total non-current assets		36,233,289	36,391,440	5,203,907
Total assets		45,760,525	46,681,735	6,675,401

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025—continued

		As of December 31,
	Note	2024	2025	2025
		RMB	RMB	US$
		(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the
      consolidated VIEs without recourse to the primary
      beneficiary of RMB12,435,742 and RMB12,443,908
      (US$1,779,455) as of December 31, 2024 and 2025,
      respectively):

Accounts and notes payable		6,482,209	6,652,432	951,285
Amounts due to related parties	22	3,239,036	3,717,283	531,564
Customer advances and deferred revenue		4,403,686	4,160,459	594,938
Short-term loans	13	3,786,901	2,493,100	356,509
Long-term loans, current portion	13	167,987	738,391	105,589
Convertible senior notes, current portion	14	242,460	1,459,151	208,656
Operating lease liabilities, current portion	12	96,675	84,174	12,037
Accrued expenses		1,899,083	1,947,905	278,547
Other liabilities		1,159,296	814,412	116,459
Total current liabilities		21,477,333	22,067,307	3,155,584

Non-current liabilities (including non-current liabilities
      of the consolidated VIEs without recourse to the
      primary beneficiary of RMB2,349,005 and
      RMB4,256,563 (US$608,681) as of
      December 31, 2024 and 2025, respectively):

Long-term loans	13	1,036,835	3,368,876	481,743
Convertible senior notes	14	8,350,570	6,711,948	959,796
Amounts due to related parties	22	59,226	38,192	5,461
Operating lease liabilities	12	461,974	340,256	48,656
Other non-current liabilities		1,000,823	846,230	121,009
Total non-current liabilities		10,909,428	11,305,502	1,616,665
Total liabilities		32,386,761	33,372,809	4,772,249
Commitments and contingencies	17

iQIYI, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025—continued

		As of December 31,
	Note	2024	2025	2025
		RMB	RMB	US$
		(In thousands)
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 3,854,584,680 and 3,855,283,602 shares issued as of December 31, 2024 and 2025, respectively; 3,698,793,887 and 3,713,284,286 shares outstanding as of December 31, 2024 and 2025, respectively)	18	238	239	34
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2024 and 2025; 3,041,097,278 shares issued and outstanding as of December 31, 2024 and 2025)	18	193	193	28
Additional paid-in capital		55,623,841	56,026,232	8,011,645
Accumulated deficit	19	(43,809,369)	(44,015,680)	(6,294,158)
Accumulated other comprehensive income	24	1,550,523	1,305,542	186,690
Noncontrolling interests		8,338	(7,600)	(1,087)
Total shareholders’ equity		13,373,764	13,308,926	1,903,152
Total liabilities and shareholders’ equity		45,760,525	46,681,735	6,675,401

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

		Year ended December 31,
	Note	2023	2024	2025	2025
		RMB	RMB	RMB	US$
		(In thousands)
Revenues:
Membership services		20,314,216	17,762,814	16,807,289	2,403,410
Online advertising services		6,223,903	5,714,243	5,193,406	742,647
Content distribution		2,458,610	2,846,854	2,497,464	357,133
Others		2,875,922	2,901,327	2,793,141	399,414
Total revenues		31,872,651	29,225,238	27,291,300	3,902,604
Operating costs and expenses:
Cost of revenues		(23,102,492)	(21,953,582)	(21,542,347)	(3,080,515)
Selling, general and administrative		(4,014,070)	(3,682,050)	(3,856,554)	(551,480)
Research and development		(1,766,610)	(1,778,403)	(1,663,084)	(237,817)
Total operating costs and expenses		(28,883,172)	(27,414,035)	(27,061,985)	(3,869,812)
Operating income		2,989,479	1,811,203	229,315	32,792
Other income/(expenses):
Interest income		257,499	271,824	334,360	47,813
Interest expenses		(1,130,314)	(1,062,026)	(909,616)	(130,073)
Foreign exchange gain/(loss), net		(105,434)	(97,249)	246,249	35,213
Share of gains/(losses) from equity method investments		(51,249)	17,790	(4,375)	(626)
Others, net		72,620	(89,863)	44,566	6,372
Total other expenses, net		(956,878)	(959,524)	(288,816)	(41,301)
Income/(loss) before income taxes		2,032,601	851,679	(59,501)	(8,509)
Income tax expense	15	(80,047)	(61,090)	(144,542)	(20,669)
Net income/(loss)		1,952,554	790,589	(204,043)	(29,178)
Less: Net income attributable to noncontrolling interests		27,085	26,530	2,268	324
Net income/(loss) attributable to iQIYI, Inc.		1,925,469	764,059	(206,311)	(29,502)
Net income/(loss) attributable to ordinary shareholders		1,925,469	764,059	(206,311)	(29,502)
Net income/(loss) per Class A and Class B ordinary share:	20
Basic		0.29	0.11	(0.03)	(0.00)
Diluted		0.28	0.11	(0.03)	(0.00)
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic		2.02	0.79	(0.21)	(0.03)
Diluted		1.98	0.79	(0.21)	(0.03)
Shares used in net income/(loss) per Class A and Class B ordinary share computation:	20
Basic		6,675,522,809	6,729,974,821	6,746,355,442	6,746,355,442
Diluted		6,823,628,066	6,799,500,149	6,746,355,442	6,746,355,442

Other comprehensive loss:
Foreign currency translation adjustments	24	(163,983)	(133,922)	(96,408)	(13,786)
Unrealized losses on available-for-sale debt securities	24	(11,367)	(2,506)	(150,066)	(21,459)
Total other comprehensive loss, net of tax	24	(175,350)	(136,428)	(246,474)	(35,245)
Comprehensive income/(loss)		1,777,204	654,161	(450,517)	(64,423)
Less: Comprehensive income attributable to noncontrolling interests		27,142	27,626	775	111
Comprehensive income/(loss) attributable to iQIYI, Inc.		1,750,062	626,535	(451,292)	(64,534)

The accompanying notes are an integral part of the consolidated financial statement.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
		(In thousands)
Balances as of January 1, 2023	6,088,666,178	387	50,885,688	1,863,454	(46,498,897)	92,807	6,343,439
Net income	—	—	—	—	1,925,469	27,085	1,952,554
Issuance of ordinary shares upon follow-on offering, net of issuance costs	605,325,000	41	3,395,149	—	—	—	3,395,190
Exercise of share-based awards	22,145,907	2	53,900	—	—	—	53,902
Other comprehensive loss	—	—	—	(175,407)	—	57	(175,350)
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(21,552)	(21,552)
Share-based compensation	—	—	636,732	—	—	-	636,732
Balances as of December 31, 2023	6,716,137,085	430	54,971,469	1,688,047	(44,573,428)	98,397	12,184,915
Net income	—	—	—	—	764,059	26,530	790,589
Exercise of share-based awards	23,754,080	1	39,311	—	—	—	39,312
Other comprehensive loss	—	—	—	(137,524)	—	1,096	(136,428)
Issuance of a VIE’s shares to noncontrolling interest holders	—	—	64,960	—	—	(64,657)	303
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(22,503)	(22,503)
Share-based compensation	—	—	544,395	—	—	—	544,395
Acquisition of noncontrolling interests in subsidiaries	—	—	3,706	—	—	(30,525)	(26,819)
Balances as of December 31, 2024	6,739,891,165	431	55,623,841	1,550,523	(43,809,369)	8,338	13,373,764
Net loss	—	—	—	—	(206,311)	2,268	(204,043)
Exercise of share-based awards	14,490,399	1	346	—	—	—	347
Other comprehensive loss	—	—	—	(244,981)	—	(1,493)	(246,474)
Issuance of subsidiaries’ shares to noncontrolling interest holders	—	—	(1,380)	—	—	2,742	1,362
Dividends paid and payable to noncontrolling interest holders	—	—	—	—	—	(19,455)	(19,455)
Share-based compensation	—	—	403,425	—	—	—	403,425
Balances as of December 31, 2025	6,754,381,564	432	56,026,232	1,305,542	(44,015,680)	(7,600)	13,308,926
Balances as of December 31, 2025, in US$		62	8,011,645	186,690	(6,294,158)	(1,087)	1,903,152

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Cash flows from operating activities:
Net income/ (loss)	1,952,554	790,589	(204,043)	(29,178)
Adjustments to reconcile net income/(loss) to net cash provided by/ (used for) operating activities
Depreciation of fixed assets	275,155	147,946	138,337	19,782
Amortization of intangible assets	179,380	95,595	75,634	10,816
Amortization of licensed copyrights	7,087,769	7,488,646	6,137,566	877,660
Amortization and impairment of produced content	6,548,911	5,892,927	6,912,583	988,486
Provision/(reversal) of credit losses	30,225	(13,347)	22,321	3,192
Unrealized foreign exchange loss/(gain)	28,025	35,267	(245,936)	(35,168)
Gain on disposal of fixed assets	(16,361)	(19,459)	(5,956)	(852)
Loss/(gain) on disposal of subsidiaries or business	(89,571)	22,265	—	—
Accretion on convertible senior notes and others	331,967	311,236	260,707	37,281
Barter transaction revenue	(417,630)	(901,638)	(449,810)	(64,322)
Share-based compensation	636,732	544,395	403,425	57,689
Share of losses/(gains) from equity method investments	51,249	(17,790)	4,375	626
Fair value change and impairment of long-term investments	340,042	176,221	71,937	10,287
Deferred income tax expense/(benefit)	(1,008)	(24,360)	2,763	395
Other non-cash expense/(income)	(227,353)	(59,337)	35,273	5,044
Changes in operating assets and liabilities
Accounts receivable	193,305	6,993	(350,341)	(50,098)
Amounts due from related parties	(280,042)	(14,515)	26,828	3,836
Licensed copyrights	(6,381,628)	(6,529,740)	(4,858,452)	(694,749)
Produced content	(6,901,691)	(7,218,469)	(6,779,279)	(969,424)
Prepayments and other assets	(34,876)	699,289	(1,446,680)	(206,872)
Accounts payable	(288,128)	703,957	322,196	46,073
Amounts due to related parties	37,841	256,647	460,213	65,810
Customer advances and deferred revenue	141,098	30,478	(243,227)	(34,781)
Accrued expenses and other liabilities	173,550	76,242	4,511	645
Other non-current liabilities	(17,915)	(369,981)	(189,144)	(27,047)
Net cash provided by operating activities	3,351,600	2,110,057	105,801	15,131
Cash flows from investing activities:
Acquisition of fixed assets	(36,971)	(79,319)	(95,808)	(13,700)
Acquisition of intangible assets	(67,937)	(93,719)	(28,828)	(4,122)
Purchase of long-term investments	(178,522)	(37,790)	(2,000)	(286)
Proceeds from disposal of long-term investments	109,791	61,009	99,359	14,208
Film investments made as passive investor	(17,600)	(14,400)	(5,114)	(731)
Proceeds from film investments as passive investor	20,689	13,512	16,076	2,299
Loans provided to related parties	(1,472,600)	(2,316,239)	(812,632)	(116,205)
Purchases of held-to-maturity debt securities	—	(510,000)	(67,363)	(9,633)
Maturities of held-to-maturity debt securities	—	510,000	33,464	4,785
Purchases of available-for-sale debt securities	(1,890,450)	(438,000)	(430,000)	(61,489)
Maturities of available-for-sale debt securities	1,769,297	443,000	1,077,000	154,009
Other investing activities	24,788	17,076	(111,589)	(15,957)
Net cash used for investing activities	(1,739,515)	(2,444,870)	(327,435)	(46,822)

iQIYI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025-continued

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Cash flows from financing activities:
Repayments of loans from related parties	(650,000)	—	—	—
Proceeds from short-term loans	4,633,238	4,952,608	2,587,380	369,990
Repayments of short-term loans	(4,412,667)	(4,732,857)	(3,881,626)	(555,065)
Proceeds from long-term loans	99,990	1,120,332	3,449,616	493,289
Repayments of long-term loans	—	(15,500)	(547,171)	(78,244)
Proceeds from issuance of convertible senior notes, net of issuance costs	4,415,401	—	2,490,035	356,070
Repayments or redemption of convertible senior notes	(11,735,964)	(2,914,233)	(2,813,569)	(402,335)
Acquisition of noncontrolling interests in a subsidiary	—	(26,819)	—	—
Proceeds from issuance of ordinary shares in the follow-on offering, net of issuance costs	3,391,277	—	—	—
Proceeds from exercise of share options	69,844	41,067	347	50
Finance lease payments	(27,666)	(18,256)	—	—
Dividends paid to noncontrolling interest shareholders	(44,525)	(22,503)	(19,455)	(2,782)
Proceeds from other financing activities	—	339,023	95,814	13,701
Repayment for other financing activities	(24,000)	(92,983)	(296,937)	(42,461)
Net cash provided by/(used for) financing activities	(4,285,072)	(1,370,121)	1,064,434	152,213
Effect of exchange rate changes on cash, cash equivalents and restricted cash	92,039	14,657	(55,393)	(7,924)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,580,948)	(1,690,277)	787,407	112,598
Cash, cash equivalents and restricted cash at the beginning of the year	7,861,556	5,280,608	3,590,331	513,411
Cash, cash equivalents and restricted cash at the end of the year	5,280,608	3,590,331	4,377,738	626,009
Supplemental disclosures of cash flow information:
Cash paid for interest	784,242	678,069	628,071	89,813
Cash paid for income taxes	34,719	78,487	104,323	14,918
Acquisition of fixed assets included in accounts payable	6,869	95,597	138,778	19,845

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	4,434,525	3,529,679	4,354,275	622,653
Restricted cash	6,120	—	23,123	3,307
Long-term restricted cash	839,963	60,652	340	49

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	5,280,608	3,590,331	4,377,738	626,009

The accompanying notes are an integral part of the consolidated financial statements.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

1.
ORGANIZATION

iQIYI, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009.

The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services and other services. The Group’s principal geographic market is in Chinese mainland. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in Chinese mainland.

As of December 31, 2025, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	Chinese mainland	March 8, 2010	100%
iQIYI HK Limited (“iQIYI HK”)	Hong Kong	April 14, 2011	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI Interactive Technology Co., Ltd.	Chinese mainland	January 31, 2019	100%
iQIYI International Singapore Pte, Ltd.	Singapore	February 11, 2020	100%

VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”, formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	Chinese mainland	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	Chinese mainland	December 19, 2012	Nil
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	Chinese mainland	Acquired on May 11, 2013	Nil
Hainan iQIYI Culture Media Co., Ltd.	Chinese mainland	February 17, 2017	Nil

The People’s Republic of China (the “PRC”) laws and regulations prohibit or restrict foreign ownership of companies that engage in internet audio-video program services, value-added telecommunication services, radio and television program production and operation services, and certain other services. To comply with these foreign ownership restrictions, the Group operates its platforms and primarily conducts its business in the PRC through the VIEs. The paid-in capital of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Company or its wholly-owned subsidiaries have entered into shareholder voting rights trust agreements, powers of attorney and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb losses of the VIEs that could potentially be significant to the VIEs and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

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

The principal terms of the Contractual Arrangements are further described below:

Loan Agreements

Pursuant to the loan agreement amongst Beijing QIYI Century and the shareholder of Beijing iQIYI, amended and restated on January 30, 2013, Beijing QIYI Century provided a RMB27.0 million interest-free loan to the shareholder of Beijing iQIYI solely for funds necessary for the capital injection to Beijing iQIYI. The loan can be repaid only with the proceeds from the sale of all of the equity interests in Beijing iQIYI to the Company or its designated representative(s) if permitted under PRC laws. The term of the loan agreement will expire on June 23, 2031, and can be further extended upon the written notification from Beijing QIYI Century.

The loan agreement entered into between Beijing QIYI Century and the shareholders of Shanghai iQIYI dated October 25, 2013, contains terms similar to the terms described above, except that the total amount of loans extended to the shareholders of Shanghai iQIYI is RMB10.0 million. The term of the loan agreement will expire on October 25, 2033 and can be further extended upon the written notification from Beijing QIYI Century.

The loan agreement entered into between Beijing QIYI Century and the shareholder of Shanghai Zhong Yuan, amended on January 14, 2014, contains terms similar to the terms described above, except that the total amount of the loan to the shareholder of Shanghai Zhong Yuan is RMB20.0 million. The term of the loan agreement will expire on January 14, 2034 and can be further extended upon the written notification from Beijing QIYI Century.

Each of the loan agreements amongst Beijing QIYI Century or other subsidiaries and the respective shareholders of Beijing iQIYI or other VIEs contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date vary.

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Beijing iQIYI and its shareholder, amended and restated on January 30, 2013, the shareholder granted the Company an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholder, when and to the extent permitted under PRC law, at an amount equal to the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. In addition, Beijing iQIYI’s shareholder granted the Company an exclusive right to designate one or more persons to purchase all the equity interests in Beijing iQIYI. Without the prior written consent of the Company, Beijing iQIYI may not: (i) amend its articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of its assets or beneficial interest, (iv) create or allow any encumbrance on its assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contract with a value of more than RMB0.3 million (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to its shareholders. Beijing iQIYI’s shareholder also agrees that he will not dispose of the equity interests in Beijing iQIYI nor create or allow any encumbrance on the equity interests and extend any loans to individuals without the prior written consent of the Company. The shareholder should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. Any and all dividends and other capital distributions from Beijing iQIYI to its shareholders should be repaid to the Company. The agreement will terminate when Beijing iQIYI’s shareholder transfers all of his equity interests in Beijing iQIYI to the Company or its designated person(s) or upon expiration of the term of business of the Company or Beijing iQIYI. The term of the agreement will expire on November 22, 2032 and may be further renewed at the discretion of the Company.

The exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai iQIYI and its shareholders dated October 25, 2013, the exclusive purchase option agreement amongst the Company, Beijing QIYI Century, Shanghai Zhong Yuan and its shareholder, amended on January 14, 2014, and each of the exclusive purchase option agreements amongst the Company, Beijing QIYI Century or other subsidiaries, Beijing iQIYI or other VIEs and the respective shareholders, contain terms similar to the

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

terms described above. The terms of the exclusive purchase option agreement of Shanghai iQIYI and Shanghai Zhong Yuan will expire on October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of the Company.

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

The exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai iQIYI on October 25, 2013, the exclusive technology consulting and services agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan, amended on January 14, 2014, and each of the exclusive technology consulting and service agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above. The terms of the exclusive

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

technology consulting and services agreement of Shanghai iQIYI and Shanghai Zhong Yuan will expire on October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of Beijing QIYI Century.

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

The business operation agreement amongst Beijing QIYI Century and Shanghai iQIYI’s shareholders dated October 25, 2013, the business operation agreement amongst Beijing QIYI Century and Shanghai Zhong Yuan’s shareholder, amended on January 14, 2014, and the business operation agreements or the exclusive management consulting and business cooperation agreements amongst Beijing QIYI Century or other subsidiaries and Beijing iQIYI or other VIEs, contain terms similar to the terms described above. The term of the business operation agreement of Shanghai iQIYI and Shanghai Zhong Yuan will expire on October 25, 2033 and January 14, 2034, respectively, and may be further renewed at the discretion of Beijing QIYI Century.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Minority Investment in Beijing iQIYI

In October 2024, a third-party enterprise made an investment of RMB0.3 million in Beijing iQIYI for 1% of Beijing iQIYI’s enlarged registered capital. Such third-party minority stakeholder is entitled to customary economic rights in proportion to its equity ownership, the right to appoint a director to Beijing iQIYI’s three-member board of directors, and certain protective rights.

The third-party minority stakeholder is not a party to the contractual arrangements mentioned above that are currently in effect among Beijing iQIYI, the Company, Beijing QIYI Century and Beijing iQIYI’s other shareholders. As such, the Company is not able to purchase or have the third-party minority stakeholder pledge its 1% equity interests in Beijing iQIYI in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes through the wholly-owned PRC subsidiary, the Company still controls and is the primary beneficiary of Beijing iQIYI as it continues to have a controlling financial interest in Beijing iQIYI pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries, after the elimination of intercompany balances and transactions among VIEs and VIEs’ subsidiaries within the Group, included in the Company’s consolidated balance sheets and statements of comprehensive income/(loss) are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	803,720	1,438,131	205,650
Short-term investments	738,561	281,692	40,281
Accounts receivable, net	2,117,491	2,406,133	344,072
Licensed copyrights, net	193,365	270,434	38,672
Prepayments and other assets	2,138,706	1,880,948	268,972
Total current assets	5,991,843	6,277,338	897,647
Non-current assets:
Fixed assets, net	607,502	562,349	80,415
Long-term investments	1,577,992	1,394,923	199,471
Licensed copyrights, net	1,656,880	1,407,960	201,336
Produced content, net	13,418,428	13,942,621	1,993,768
Operating lease assets	486,719	377,643	54,002
Goodwill	2,345,466	2,345,466	335,397
Others	1,156,455	1,975,616	282,509
Total non-current assets	21,249,442	22,006,578	3,146,898
Total assets	27,241,285	28,283,916	4,044,545
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	3,422,348	3,879,760	554,798
Customer advances and deferred revenue	4,212,168	3,947,934	564,547
Short-term loans	1,433,031	996,608	142,513
Long-term loans, current portion	63,997	662,656	94,759
Operating lease liabilities, current portion	78,079	66,347	9,487
Accrued expenses and other liabilities	3,226,119	2,890,603	413,351
Total current liabilities	12,435,742	12,443,908	1,779,455
Non-current liabilities:
Long-term loans	935,455	3,070,772	439,115
Operating lease liabilities	433,549	319,955	45,753
Other non-current liabilities	980,001	865,836	123,813
Total non-current liabilities	2,349,005	4,256,563	608,681
Amounts due to the Company and its subsidiaries	19,093,453	19,244,158	2,751,878
Total liabilities	33,878,200	35,944,629	5,140,014

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	29,783,468	27,576,488	24,357,765	3,483,114
Third-party revenues	29,432,773	27,218,410	24,030,973	3,436,383
Inter-Group revenues	350,695	358,078	326,792	46,731
Cost of revenues	(24,439,915)	(22,834,288)	(21,045,944)	(3,009,530)
Third-party cost of revenues	(16,776,185)	(14,847,818)	(15,223,186)	(2,176,887)
Inter-Group cost of revenues	(7,663,730)	(7,986,470)	(5,822,758)	(832,643)
Net income/(loss)	824,015	492,482	(1,073,271)	(153,476)
Net cash provided by/(used for) operating activities	831,956	(2,024,567)	(732,605)	(104,761)
Net cash provided by/(used for) investing activities	251,794	(466,579)	292,859	41,878
Net cash provided by/(used for) financing activities	(141,212)	461,953	1,091,160	156,034

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 92%, 93% and 88% of the Group’s consolidated revenues for the years ended December 31, 2023, 2024 and 2025, respectively, after elimination of inter-company transactions. As of December 31, 2024 and 2025, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, other than the aforementioned in the share pledge agreements and business operation agreements.

The VIEs’ third-party creditors did not have recourse to the general credit of the Company in the normal course of business. The Company did not provide or intend to provide financial or other support not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP.

Principles of Consolidation

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accrued sales rebates for

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

online advertising revenues, the allowance for credit losses, liabilities associated with financial guarantees, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), useful lives of certain finite-lived intangible assets, fair values of certain debt and equity investments and other financial instruments, recoverability and useful lives of long-lived assets, recoverability of goodwill, ultimate revenue and fair values of produced content predominantly monetized on its own, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Convenience Translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB 6.9931 per US$1.00 on December 31, 2025, the last business day in fiscal year 2025, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Foreign Currency Translation and Transactions

The Company’s functional currency is the US$ and its reporting currency is the RMB. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830, Foreign Currency Matters (“ASC 830”). The functional currency of the subsidiaries in the Cayman Islands and Hong Kong is the U.S. dollar. The functional currencies of the subsidiaries, VIEs and VIEs’ subsidiaries in Chinese mainland are the RMB. The Company uses the monthly average exchange rate and the exchange rate at the balance sheet date to translate the operating results and financial position to its reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets, included in “Restricted cash” in the consolidated balance sheets. Otherwise, they are classified as non-current assets, included in “Prepayments and other assets” in the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

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

Measurement of Credit Losses

The Group maintains an allowance for credit losses for accounts receivable, contract assets and other receivables, which is recorded as an offset to accounts receivable, contract assets and other receivables, respectively, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of comprehensive income/(loss). When similar risk characteristics exist, the Group assesses collectability and measures expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable, contract assets balances and other receivables, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

For debt securities, the allowance for credit losses reflects the Group’s estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Others, net” in the consolidated statements of comprehensive income/(loss). Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

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

Receivables from Online Payment Agencies, net

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions and are included in “Prepayments and other assets” on the consolidated balance sheets. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used and provides an allowance for credit losses as discussed in “Measurement of credit losses”. Receivable balances are written off when they are deemed uncollectible. As of December 31, 2024 and 2025, the allowance for credit losses provided for the receivables from online payment agencies were insignificant.

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

Repair and maintenance costs are expensed as incurred, whereas the cost of renewals and betterments that extend the useful lives of the assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income/(loss).

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

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When calculating its proportionate share of each equity investee’s net income or loss, the Group adjusts the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the equity investee’s financial statements. Intra-entity profits and losses shall be eliminated until realized by the Group or investee as if the investee was consolidated. The Group will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Group has other investments in its equity-method investee and is not required to advance additional funds to the investee, the Group would continue to report its share of equity method losses in its consolidated statements of comprehensive income/(loss) after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Group’s other investments in the investee. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income/(loss) when the decline in value is determined to be other-than-temporary.

Available-for-sale debt securities represent convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at the Company’s option, which are measured at fair value, with interest income and credit loss recorded in earnings and unrealized gains or losses recorded in accumulated other comprehensive income.

Produced Content, net

The Group produces original content in-house and in collaboration with external parties. Produced content primarily consists of drama series, films, variety shows, children’s content, animations, and others, along with micro dramas. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content that are predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets.

Based on factors including historical and estimated future viewership consumption patterns, the Group amortizes produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, the Group considers historical and estimated usage patterns to determine the pattern of amortization. Based on the estimated patterns, the Group amortizes produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statements of comprehensive income/(loss).

Licensed Copyrights, net

Licensed copyrights consist of professionally produced content acquired from external parties, such as drama series, films, variety shows, children’s content, animations, and others, along with micro dramas. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current based on estimated time of usage.

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

For the right to broadcast the contents on its own platforms that generates online advertising and membership services revenues, the content costs are amortized based on factors including historical and estimated future viewership consumption patterns, using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of the Group’s content include newly released drama series, newly released films, animations, library drama series and library films. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Impairment of Licensed Copyrights and Produced Content

The Group’s business model is mainly subscription and advertising based, as such, the majority of the Group’s content assets (licensed copyrights and produced content) are predominantly monetized with other content assets. A smaller portion of the Group’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain film rights including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Group’s Chinese mainland platform are largely independent of the cash flows of other content launched on the Group’s overseas platform, the Group has identified two separate film groups. The Group reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

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

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Intangible assets have estimated economic lives as follows:

Intellectual property rights	1-10 years
Trademarks	10-22 years
Domain names	10-22 years
Published mobile games	2-4 years
Technology	5 years
Others	1 to 20 years

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

The Group’s revenue recognition policies are set forth as follows:

Membership services

The Group offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, eXave MAX, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer advances and deferred revenue” or “Other non-current liabilities” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Group is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.

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

For performance-based advertising, the Group distributes its customers sponsored links or advertisements by leveraging the traffic of its own and other partners’ online properties in the same way. As the principal, the Group recognizes revenue from

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

performance-based advertising on a gross basis and payments made to its partners are recorded as “Cost of revenues” in the consolidated statements of comprehensive income/(loss).

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

Content distribution

The Group generates revenues from sub-licensing content assets within its authorized scope for cash or through nonmonetary exchanges mainly with other online video broadcasting companies, as well as from the release of feature films for exhibition in cinemas. For cash sub-licensing transactions, the Group is entitled to receive the sub-license fee under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content assets represents a license of functional intellectual property which grants a right to use the Group’s content assets and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own platform only. Each transferring party retains the right to continue broadcasting the exclusive content on its own platform and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction is calculated on the individual content asset basis. For a significant barter transaction, the Company further reviews the fair value by analyzing against the cost of the content assets bartered out and/or engaging a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

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

Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the consolidated balance sheets. As of December 31, 2024 and 2025, contract assets were RMB1,203.6 million and RMB1,342.3 million (US$191.9 million), respectively, net of an allowance for credit losses of RMB32.6 million and RMB25.4 million (US$3.6 million), respectively. The increase in the balance of contract assets was primarily due to more outstanding advertising contracts as of December 31, 2025 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) non-cash credits granted to customers. Contract liabilities are primarily presented in “Customer advances and deferred revenue” and “Other non-current liabilities” on the consolidated balance sheets. Balances of contract liabilities were RMB5,313.6 million and RMB5,137.2 million (US$734.6 million) as of December 31, 2024 and December 31, 2025, respectively. Revenue recognized for the year ended December 31, 2025 that was included in contract liabilities as of January 1, 2025 was RMB4,063.2 million (US$581.0 million).

As of December 31, 2025, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was RMB220.9 million (US$31.6 million), which is expected to be recognized over the next two years.

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

Advertising Expenses

Advertising expenses, primarily marketing spend in channel coverage and content related promotion are included in “Selling, general and administrative” and are expensed when incurred. Advertising expenses for the years ended December 31, 2023, 2024 and 2025 were RMB2,632.7 million, RMB2,424.9 million and RMB2,624.3 million (US$375.3 million), respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The government subsidies with certain conditions are initially recorded as “Other liabilities” or “Other non-current liabilities” when received and will be recognized as income in “Others, net” or as a reduction of specific operating costs and expenses when the conditions are met. The government subsidies with no further conditions to be met are recognized when received as income in “Others, net” or as a reduction of specific operating costs and expenses for which the grants are intended to subsidize. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive income/(loss).

Leases

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. For leases of infrastructure include internet data centers (“IDC”) facilities, the Group accounts for the lease and non-lease components as a single lease component. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception in accordance with ASC topic 842, Leases (“ASC 842”). For operating leases, the Group recognizes a right-of-use asset (“ROU asset”) and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at commencement date. For finance leases, assets are included in “Fixed assets, net” in the consolidated balance sheets. Finance lease liabilities are included in “Other liabilities” and “Other non-current liabilities” in the consolidated balance sheets. As the implicit rate of most of the Company’s leases are not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environment where the leased asset is located. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

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

The Group applies the provisions of ASC topic 740, Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income/(loss). In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2020 through 2025 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

The Group adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) on January 1, 2025 on a prospective basis, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid (Note 15).

Earnings/(Loss) Per Share

The Company computes earnings/(loss) per Class A and Class B ordinary shares in accordance with ASC topic 260, Earnings per Share (“ASC 260”) using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 18). As a result, and in accordance with ASC 260, the undistributed income/(loss) is allocated based on the contractual participation rights of the Class A

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed income/(loss) is allocated on a proportionate basis.

Diluted earnings/(loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of ordinary shares issuable upon the conversion of convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of share options and vesting of restricted share units, using the treasury stock method. Potential ordinary shares are excluded from the computation of diluted earnings/(loss) per share if their effects are anti-dilutive. The computation of the diluted earnings/(loss) per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings/(loss) per Class B ordinary share does not assume the conversion of such shares. The Company adjusts for the securities issued by subsidiaries and equity method investees in the calculation of income/(loss) available to ordinary shareholders of the Company used in the diluted earnings/(loss) per share calculation.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

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

Concentration of Risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, amounts due from related parties, receivables from online payment agencies and long-term restricted cash included in prepayments and other assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2025, the Group has RMB4,377.7 million (US$626.0 million) in cash, cash equivalents, restricted cash and long-term restricted cash included in prepayments and other assets, which is held in cash and demand deposits with several financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable, contract assets, amounts due from related parties (other than loan due from PAG) and receivables from online payment agencies are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance as of December 31, 2024 and 2025.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, convertible senior notes and accounts and notes payable denominated in U.S. dollars. The depreciation of the US$ against RMB was approximately 4.19% in 2025. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term held-to-maturity debt securities, accounts and notes payable and all the amount of convertible senior notes are denominated in U.S. dollars. Any significant fluctuation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

Segment Reporting

The Company operates as one operating segment and derives revenues primarily from membership services, online advertising services and content distribution through the innovative platform offering a diverse collection of high-quality internet video contents. In accordance with ASC subtopic 280-10, Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the consolidated results of operations and uses consolidated net income/(loss) as reported on the consolidated statements of comprehensive income/(loss) when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. Geographical segments are not presented because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, the Group does not distinguish between markets for the purpose of internal reporting. The measure of segment assets is reported on the balance sheet as total consolidated assets. Since the Company operates in one segment, segment revenue, profit or loss required by “Segment Reporting” is disclosed in the consolidated statements of comprehensive income/(loss). The Company determines that content costs are the significant segment expenses. Content costs for the years ended December 31, 2023, 2024 and 2025 were RMB16,496.4 million, RMB15,709.7 million and RMB15,449.6 million (US$2,209.3 million), respectively. Other segment items, representing the aggregated residual amount reconciling from segment revenue, significant segment expense and segment profit or loss, mainly include payments made to the partners that provide access to the membership services or payment processing services, advertising expenses and personnel compensation expenses.

Comprehensive Income/(Loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income/(loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the years presented, the Company’s comprehensive income/(loss) includes net income/(loss), foreign currency translation adjustments and unrealized losses on available-for-sale debt securities and is presented in the consolidated statements of comprehensive income/(loss).

Recent Accounting Pronouncements

In December 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group does not expect the adoption of the accounting standard updates would have a material impact on the Company’s financial position and performance.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after 15 December 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This ASU should be applied prospectively. The Group does not expect the adoption of the accounting standard updates would have a material impact on the Company’s financial position and performance.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

3.
SHORT-TERM INVESTMENTS

As of December 31, 2024 and 2025, the Group’s short-term investments consist of available-for-sale debt investments and held-to-maturity debt investments with maturities of less than one year purchased from commercial banks and other financial institutions.

4.
LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

Equity investments without readily determinable fair value

As of December 31, 2024 and 2025, the carrying amounts of the Group’s equity investments without readily determinable fair value were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Initial cost basis	2,140,511	1,908,526	272,916
Cumulative unrealized gains	72,296	79,224	11,329
Cumulative unrealized losses (including impairment)	(1,108,262)	(942,546)	(134,782)

Total carrying amount	1,104,545	1,045,204	149,463

Impairment charges recognized on equity investments measured using the measurement alternative were RMB280.6 million, RMB146.5 million and RMB37.9 million (US$5.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Gross unrealized gains (upward adjustments)	4,184	—	19,489	2,787
Gross unrealized losses (downward adjustments excluding impairment)	(8,211)	—	—	—

Net unrealized gains/(losses) on equity securities held	(4,027)	—	19,489	2,787
Net realized gains on equity securities sold	—	21,230	10,089	1,443

Total net gains/(losses) recognized	(4,027)	21,230	29,578	4,230

Equity method investments

As of December 31, 2024 and 2025, the Group held several equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. There was no individually significant equity method investment. The carrying amounts of the Group’s equity method investments in aggregate were RMB205.5 million and RMB115.7 million (US$16.6 million) as of December 31, 2024 and 2025, respectively.

Available-for-sale debt investments

Available-for-sale debt investments are measured at fair value and consist of convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at the Company’s option with no contractual maturity date.

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Cost or Amortized cost	819,790	844,790	120,803
Gross unrealized gains	35,062	23,075	3,300
Gross unrealized losses	(65,870)	(265,205)	(37,924)

Fair value	788,982	602,660	86,179

5.
ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Accounts receivable	2,281,804	2,629,859	376,065
Allowance for credit losses	(90,626)	(107,191)	(15,328)
Accounts receivable, net	2,191,178	2,522,668	360,737

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

The following table presents movements of the allowance for credit losses:

	As of December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Balance at the beginning of the year	130,148	147,495	90,626	12,959
Provisions/(Reversals)	40,328	(29,129)	18,851	2,696
Write-offs	(22,981)	(27,740)	(2,286)	(327)
Balance at the end of the year	147,495	90,626	107,191	15,328

6.
PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Current portion:
Contract assets (i)	1,203,612	1,342,276	191,943
VAT prepayments	355,307	400,499	57,271
Prepaid licensed copyrights	37,326	680	97
Receivables from online payment agencies	451,174	446,276	63,817
Advances to suppliers	43,291	46,863	6,701
Loan due from PAG (Note 22)	—	46,440	6,641
Others (ii)	102,218	123,188	17,615
	2,192,928	2,406,222	344,085

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Non-current portion:
Prepaid licensed copyrights	2,288,526	3,506,742	501,457
Licensed copyrights prepaid assets (iii)	495,842	396,284	56,668
Long-term restricted cash (iv)	60,652	340	49
Loan due from PAG (Note 22)	—	4,473,764	639,740
Others (ii)	68,899	81,182	11,609
	2,913,919	8,458,312	1,209,523
(i)
The allowance for credit losses on contract assets was RMB32.6 million and RMB25.4 million (US$3.6 million) as of December 31, 2024 and 2025, respectively. The provision charged against the allowance were RMB5.4 million, RMB14.8 million for the years ended December 31, 2023 and 2024, respectively. The reversals charged against the allowance was RMB7.2 million (US$1.0 million) for the year ended December 31, 2025. No write-offs were charged against the allowance for the years ended December 31, 2023, 2024 and 2025.
(ii)
The allowance for credit losses on other current and non-current assets were RMB82.5 million and RMB86.9 million (US$12.4 million) as of December 31, 2024 and 2025, respectively. The reversals charged against the allowance were RMB31.2 million and RMB3.5 million for the years ended December 31, 2023 and 2024, respectively. The provisions charged against the allowance was RMB6.0 million (US$0.9 million) for the year ended December 31, 2025. The write-offs charged against the allowance were RMB16.5 million, nil and RMB1.6 million (US$0.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

(iii)
Licensed copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under nonmonetary exchanges but the counterparty has already received the content copyrights from the Group.
(iv)
Long-term restricted cash mainly represents collateral to repayments of PAG Notes (Note 14).
7.
LICENSED COPYRIGHTS, NET

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
	(In thousands)
Licensed copyrights
—Broadcasting rights	46,578,345	(39,058,192)	(201,382)	7,318,771
—Sublicensing rights	8,338,409	(8,338,409)	—	—
	54,916,754	(47,396,601)	(201,382)	7,318,771
Less: current portion
—Broadcasting rights	7,600,279	(7,202,541)	(9,020)	388,718
—Sublicensing rights	8,338,409	(8,338,409)	—	—
	15,938,688	(15,540,950)	(9,020)	388,718
Licensed copyrights—non-current
—Broadcasting rights	38,978,066	(31,855,651)	(192,362)	6,930,053
—Sublicensing rights	—	—	—	—
	38,978,066	(31,855,651)	(192,362)	6,930,053

	As of December 31, 2025
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Licensed copyrights
—Broadcasting rights	46,814,452	(40,221,819)	(182,172)	6,410,461	916,684
—Sublicensing rights	8,272,739	(8,272,739)	—	—	—
	55,087,191	(48,494,558)	(182,172)	6,410,461	916,684
Less: current portion
—Broadcasting rights	7,787,625	(7,330,951)	(9,167)	447,507	63,993
—Sublicensing rights	8,272,739	(8,272,739)	—	—	—
	16,060,364	(15,603,690)	(9,167)	447,507	63,993
Licensed copyrights—non-current
—Broadcasting rights	39,026,827	(32,890,868)	(173,005)	5,962,954	852,691
—Sublicensing rights	—	—	—	—	—
	39,026,827	(32,890,868)	(173,005)	5,962,954	852,691

Amortization expense of RMB7,087.8 million, RMB7,488.6 million and RMB6,137.6 million (US$877.7 million) was recognized as cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
	(In thousands)
Within 1 year	2,584,169	369,531
Between 1 and 2 years	1,388,684	198,579
Between 2 and 3 years	919,086	131,428

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

8.
INTANGIBLE ASSETS, NET

Finite-lived intangible assets

	As of December 31, 2024
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
	(In thousands)
Intellectual property rights (i)	545,324	(352,689)	192,635
Published mobile games	305,980	(305,980)	—
Trademarks	165,262	(127,580)	37,682
Domain names	185,558	(138,134)	47,424
Technology	101,000	(101,000)	—
Others	62,837	(50,717)	12,120
	1,365,961	(1,076,100)	289,861

	As of December 31, 2025
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
	(In thousands)
Intellectual property rights (i)	505,404	(371,718)	133,686	19,117
Published mobile games	256,477	(256,477)	—	—
Trademarks	165,262	(131,781)	33,481	4,788
Domain names	185,558	(145,158)	40,400	5,777
Technology	101,000	(101,000)	—	—
Others	56,515	(46,997)	9,518	1,361
	1,270,216	(1,053,131)	217,085	31,043

(i)
Intellectual property rights include various rights the Company acquired either individually or in a bundle to broadcast, operate, publish, translate, distribute and/or adapt various forms of media, including but not limited to online games, literature and films.

Amortization expense was RMB179.4 million, RMB95.6 million and RMB75.6 million (US$10.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Estimated amortization expense relating to the existing intangible assets for each of the following years is as follows:

	RMB	US$
	(In thousands)
Within 1 year	63,490	9,079
Between 1 and 2 years	52,605	7,522
Between 2 and 3 years	44,916	6,423
Between 3 and 4 years	35,220	5,036
Between 4 and 5 years	10,954	1,566

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

9.
PRODUCED CONTENT, NET

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Released, less amortization and impairment
— Predominantly monetized with other contents	5,113,933	6,130,136	876,598
— Predominantly monetized on its own	20,508	58,377	8,348
	5,134,441	6,188,513	884,946
In production, less impairment
— Predominantly monetized with other contents	8,108,506	6,811,715	974,062
— Predominantly monetized on its own	255,380	236,327	33,794
	8,363,886	7,048,042	1,007,856
In development, less impairment
— Predominantly monetized with other contents	1,160,622	1,304,420	186,530
— Predominantly monetized on its own	48,920	37,062	5,300
	1,209,542	1,341,482	191,830
	14,707,869	14,578,037	2,084,632

Amortization expense for produced content predominantly monetized with other content assets of RMB5,207.5 million, RMB5,253.9 million, RMB6,222.2 million (US$889.8 million) and for produced content predominantly monetized on its own of RMB1,088.2 million, RMB543.7 million, RMB604.9 million (US$86.5 million) was recognized as “Cost of revenues” in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, approximately RMB350.8 million (US$50.2 million) of accrued participation cost liabilities will be paid during the upcoming operating cycle.

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
	(In thousands)
Within 1 year	2,020,743	288,962
Between 1 and 2 years	1,027,536	146,936
Between 2 and 3 years	787,608	112,626

10.
GOODWILL

As a public company with only one reporting unit, it is considered the Company’s market capitalization provides significant evidence on the fair value of the reporting entity. Therefore, the quoted market price in active markets is the best evidence of fair value of the reporting unit and was used as the basis for the measurement of fair value in accordance with ASC 350-20-35-22. Furthermore, ASC 350-20-35-23 acknowledges that an acquirer often is willing to pay a premium over the quoted market price for equity securities that give it a controlling interests because the market price of individual equity securities may not be representative of the fair value of the reporting unit as a whole, as it does not fully capture the value inherent in synergies and other benefits arising from control.

When evaluating goodwill impairment, the Company considered the market capitalization and control premium and did not believe that the fair value of its single reporting unit is less than the carrying value. Hence, there was no goodwill impairment as of December 31, 2024 and 2025.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

11.
FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Computer equipment	1,380,891	1,290,432	184,529
Office building	588,685	588,685	84,181
Leasehold improvements	187,560	189,001	27,027
Office furniture and equipment	139,756	134,732	19,266
Others	22,351	18,997	2,716
	2,319,243	2,221,847	317,719
Less: Accumulated depreciation	(1,542,249)	(1,560,274)	(223,116)
Construction in progress	100,988	241,854	34,585
	877,982	903,427	129,188

Depreciation expense was RMB275.2 million, RMB147.9 million and RMB138.3 million (US$19.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

12.
LEASES

The Group’s operating leases mainly related to office facilities, land use rights and IDC facilities. As of December 31, 2025, finance leases were insignificant.

As of December 31, 2024 and 2025, the weighted average remaining lease term for the Group’s operating leases were 7.5 years and 6.7 years, respectively, and the corresponding weighted average discount rates were 5.57% and 5.04%, respectively.

The components of lease costs were as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Operating lease costs(i)	117,641	108,943	91,520	13,087

(i)
Excludes short-term lease contract costs of RMB274.0 million, RMB218.0 million and RMB194.7 million (US$27.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Variable lease costs were immaterial for the years ended December 31, 2023, 2024 and 2025. For the years ended December 31, 2023, 2024 and 2025, no lease costs for operating and finance leases were capitalized.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Cash payments for operating leases included in the measurement of operating lease liabilities	110,206	102,214	109,738	15,692
Operating leases assets obtained in exchange for operating lease obligations	91,025	10,296	20,011	2,862

Future lease payments under lease liabilities as of December 31, 2025 were as follows:

	Operating leases
	RMB	US$
	(In thousands)
Year ending December 31,
2026	85,987	12,296
2027	78,632	11,244
2028	74,696	10,681
2029	63,633	9,099
2030	63,326	9,055
Thereafter	130,728	18,694
Total future lease payments	497,002	71,069
Less: Imputed interest	(72,572)	(10,376)
Total lease liability balance	424,430	60,693

13.
LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2024 and 2025 amounted to RMB3,786.9 million and RMB2,493.1 million (US$356.5 million), respectively, which primarily consisted of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2024 and 2025, the repayments of primarily all of the short-term loans are guaranteed by other subsidiaries within the Group.

Structured payable arrangements

In 2023, 2024 and 2025, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from the Group to the banks or other financial institutions at a discount. For the years ended December 31, 2023, 2024 and 2025, the Group was legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,771.1 million, RMB1,119.2 million and RMB812.1 million (US$116.1 million), respectively, which will mature within one year.

As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” in the consolidated statements of cash flows. As of December 31, 2024 and 2025, the outstanding borrowings from the factoring arrangements were RMB717.9 million and RMB693.0 million (US$99.1 million), respectively, which are repayable within one year and are included in “Short-term loans” on the consolidated balance sheets.

The weighted average interest rate for all of the outstanding short-term borrowings mentioned above as of December 31, 2024 and 2025 was 2.89% and 2.32%, respectively. As of December 31, 2024 and 2025, the aggregate amounts of unused lines of credit for short-term loans were RMB2,744.1 million and RMB2,692.8 million (US$385.1 million), respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Long-term Loans

As of December 31, 2024 and 2025, the outstanding long-term loans were RMB1,204.8 million and RMB4,107.3 million (US$587.3 million), respectively, which primarily consisted of RMB denominated borrowings from financial institutions in the PRC. As of December 31, 2025, the repayments are guaranteed by other subsidiaries within the Group and collateralized by the land use right and the construction in process of one of the Group’s subsidiaries with total carrying amount of RMB282.8 million (US$40.4 million). The principal of primarily all of the long-term loans will be repaid within three years and the amount repayable within the next twelve months are classified as “Long-term loans, current portion”.

The weighted average interest rate for all of the outstanding long-term borrowings mentioned above as of December 31, 2024 and 2025 was 3.58% and 2.82%, respectively. As of December 31, 2025, the aggregate amounts of unused lines of credit for long-term loans were RMB732.3 million (US$104.7 million).

14.
CONVERTIBLE SENIOR NOTES

2026 Convertible Senior Notes

On December 21, 2020, the Company issued US$800.0 million convertible senior notes and offered an additional US$100.0 million principal amount simultaneously, pursuant to the underwriters’ option to purchase additional notes. On January 8, 2021, the additional US$100.0 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021 (collectively referred to as the “2026 Notes”) are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026 unless redeemed, repurchased or converted prior to such date.

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

In 2023, the Company repurchased the 2026 Notes with the aggregate principal amount of US$504.4 million upon separate and individually privately negotiated agreements with certain holders. In 2024, the Company repurchased the 2026 Notes with aggregate principal amount of US$395.5 million as requested by the holders. As of December 31, 2025, US$0.1 million principal amount of the 2026 Notes remained outstanding.

PAG Convertible Senior Notes

On December 30, 2022, the Company issued US$500.0 million convertible senior notes, pursuant to the definitive agreements entered into with PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates (collectively, the “Investors”) in August 2022. The Company also offered an additional US$50.0 million principal amount simultaneously, pursuant to the Investors’ option to purchase additional notes. On February 24, 2023, the additional US$50.0 million principal amount was issued pursuant to the Investors’ exercise of their option. The convertible senior notes issued on December 30, 2022 and February 24, 2023 (collectively referred to as the “PAG Notes”) are senior, secured obligations of the Company by certain collateral arrangements, and interest is payable quarterly in cash at a rate of 6.00% per annum on January 1, April 1, July 1 and October 1 of each year, beginning on April 1,

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

2023. The PAG Notes will mature on the fifth anniversary of the issuance date unless redeemed, repurchased or converted prior to such date.

The PAG Notes will be convertible at the holder’s option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date and subject to the terms of the PAG Notes, at an initial conversion rate of 216.9668 ADS per US$ 1,000 principal amount of the PAG Notes (which is equivalent to an initial conversion price of approximately US$4.61 per ADS). Following a make-whole fundamental change that occurs prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change.

Holders of the PAG Notes have the right to require the Company to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of the Company pursuant to their rights in the definitive agreements. As a result, the Investors are considered related parties since then until December 3, 2025, when the executive chairman of PAG ceased to be the director of the Company (Note 22). For the years ended December 31, 2023,2024 and 2025, the amount of interest cost recognized of the PAG Notes was RMB472.8 million, RMB486.9 million and RMB438.7 million (US$62.7 million), respectively. The repayments of PAG Notes are guaranteed by equity interests of certain subsidiaries within the Group and collateralized by partial cash consideration related to certain contracts for which nil cash consideration has been charged as of December 31, 2025 and recorded as long-term restricted cash (Note 6).

In 2025, the Company repurchased the PAG Notes with the aggregate principal amount of US$27.5 million upon separate and individually privately negotiated agreements with certain holders. As of December 31, 2025, US$522.5 million principal amount of the PAG Notes remained outstanding.

2028 Convertible Senior Notes

On March 7, 2023, the Company issued US$600.0 million convertible senior notes (the “2028 Notes”). The 2028 Notes are senior, unsecured obligations of the Company, and interest is payable quarterly in cash at a rate of 6.50% per annum on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023. The 2028 Notes will mature on March 15, 2028 unless redeemed, repurchased or converted prior to such date.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

As of December 31, 2025, the Company has repurchased the 2028 Notes with the aggregate principal amount of US$391.9 million upon separate and individually privately negotiated agreements with certain holders. As of December 31, 2025, US$208.1 million principal amount of the 2028 Notes remained outstanding.

2030 Convertible Senior Notes

On February 24, 2025, the Company issued US$350.0 million convertible senior notes (the “2030 Notes”). The 2030 Notes are senior, unsecured obligations of the Company, and interest is payable quarterly in cash at a rate of 4.625% per annum on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2025. The 2030 Notes will mature on March 15, 2030 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2030 Notes is 324.0966 of the Company’s ADS per US$1,000 principal amount of the 2030 Notes (which is equivalent to an initial conversion price of approximately US$3.09 per ADS). Prior to September 15, 2029, the 2030 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2025 (and only during such calendar quarter), if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption or an optional redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2030 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2030 Notes for cash on March 15, 2028, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. On or after March 20, 2028, the Company may redeem for cash all or part of the 2030 Notes, at its option, if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the trading day immediately prior to the date the Company provides the optional redemption notice and (ii) the trading day immediately preceding the date the Company provides the optional redemption notice.

If any event of default are to take place, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of (or, in the case of the PAG Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the event of default), and accrued and unpaid interest on, all the outstanding convertible senior notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. The Company may also be required to pay additional interest. If any fundamental change are to take place, holders of the notes will have the right, at their option, to require the Company to repurchase all of their notes or any portion of the principal amount (or, in the case of the PAG Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid interests. In the event of a fundamental change, the Company may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2025, there was no such event of default or fundamental change.

Accounting for Convertible Senior Notes

As the 2026 Notes, the 2028 Notes, the 2030 Notes and the PAG Notes (collectively as the “Notes”) were not issued at a substantial premium, all of the proceeds received from the issuance of the Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing the Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the Notes to its face value (120% or 130% of the principal amount for PAG Notes) on the respective put dates or maturity dates of the Notes. For the

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

year ended December 31, 2025, the effective interest rates of the PAG Notes, the 2028 Notes and the 2030 Notes were 10.20%, 7.15% and 5.28%, respectively.

The net proceeds from the issuance of the 2028 Notes and the 2030 Notes were US$589.5 million and US$343.6 million, net of issuance costs of US$10.5 million and US$6.4 million from the initial proceeds of US$600.0 million and US$350.0 million, respectively.

In accordance with the facility agreements entered into in August 2024 (Note 22), upon PAG’s total drawdown of US$400.0 million in August 2024, PAG’s repurchase right for the US$522.5 million principal of the PAG Notes on or shortly after the third anniversary of the issuance date was waived. It was accounted for as a debt modification pursuant to ASC 470-50, Debt—Modifications and Extinguishment (“ASC 470-50”), resulting in the effective interest rates of the PAG Notes held by PAG decreased from 12.05% to 10.20%.

Following settlement of the repurchase, a difference between the net carrying amount of the repurchased notes and the repurchased price was recognized as extinguishment gain and reported in “Others, net” in the consolidated statements of comprehensive income/(loss).

The carrying amount of the Notes as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Principal	8,161,394	7,583,276	1,084,394
Less: unamortized discount and debt issuance costs	(431,636)	(587,823)	(84,058)
Net carrying amount	8,593,030	8,171,099	1,168,452

For the years ended December 31, 2023, 2024 and 2025, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Contractual interest expense	644,143	571,193	461,967	66,060
Amortization of the discount and issuance costs	292,238	278,243	235,584	33,688
Total	936,381	849,436	697,551	99,748

As of December 31, 2025, the PAG Notes, the 2028 Notes and the 2030 Notes will be accreted up to the principal amount of US$679.3 million (130% of the principal amount of PAG Notes held by PAG), US$208.1 million and US$350.0 million over a remaining period of 2.00 years, 0.21 years and 2.21 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.

The aggregate amounts upon scheduled maturities of US$0.1 million, US$887.4 million and US$350.0 million of the Notes will be repaid when they become due in 2026, 2028 and 2030, respectively, assuming there is no conversion of the Notes, no redemption of the Notes prior to their maturities, the convertible senior notes holders hold the Notes until their maturities and the Company elects to fully settle the Notes in cash.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Chinese Mainland

Effective from January 1, 2008, the statutory Enterprise Income Tax (“EIT”) rate in Chinese mainland is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires.

Certain Chinese mainland subsidiaries and VIEs, including Beijing QIYI Century, Shanghai Zhong Yuan and Beijing iQIYI are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire between 2026 and 2028.

The other subsidiaries and consolidated VIEs and VIE’s subsidiaries in Chinese mainland are subject to the 25% EIT rate.

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in Chinese mainland but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in Chinese mainland or which has an establishment or place in Chinese mainland but the aforementioned incomes are not connected with the establishment or place shall be subject to withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group’s income/(loss)before income taxes consists of:

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Non-Chinese mainland	(366,657)	(445,424)	(43,145)	(6,170)
Chinese mainland	2,399,258	1,297,103	(16,356)	(2,339)
	2,032,601	851,679	(59,501)	(8,509)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Income tax expense for the years ended December 31, 2023, 2024 and 2025 consists of:

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Current income tax expense	81,055	85,450	141,779	20,274
Deferred income tax expense/(benefit)	(1,008)	(24,360)	2,763	395
	80,047	61,090	144,542	20,669

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss or income is as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Income tax expense at PRC statutory rate	508,150	212,920
Effect of differing tax rates in different jurisdictions	98,963	139,126
Nondeductible expenses and nontaxable income, net	119,442	33,714
Research and development super-deduction	(141,454)	(140,153)
Effect of PRC preferential tax rates	(169,264)	(111,365)
Other adjustments	14,692	8,962
Change in valuation allowance	(350,482)	(82,114)
Income tax expense	80,047	61,090

	Year ended December 31,
	2025	2025	Percent
	RMB	US$	%
	(In thousands)
Income tax benefit at PRC statutory rate	(14,875)	(2,127)	25%
Effect of PRC preferential tax rates	64,902	9,281	(109)%
Foreign tax effects	22,863	3,269	(38)%
Research and development super-deduction	(116,810)	(16,704)	196%
Change in valuation allowance	15,721	2,248	(26)%
Nontaxable or nondeductible items
Share-based compensation expense	156,169	22,332	(262)%
Others	29,717	4,249	(50)%
Other adjustments	(13,145)	(1,879)	22%
Income tax expense	144,542	20,669	(242)%

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Deferred tax assets:
Accrued expenses and others	620,639	558,550	79,872
Bad debt provision	69,182	95,107	13,600
Net operating losses carried forward	1,561,051	1,920,820	274,674
Recorded cost relating to capitalized assets	3,406,425	3,069,829	438,980
Operating lease liabilities	81,807	62,028	8,870
Fixed assets depreciation	11,836	11,908	1,701
Valuation allowance	(5,604,755)	(5,613,637)	(802,739)
Deferred tax assets, net	146,185	104,605	14,958
Deferred tax liabilities:
Long term investment fair value change	40,842	21,804	3,118
Operating lease assets	81,807	62,028	8,870
	122,649	83,832	11,988

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Classification in the consolidated balance sheets:
Deferred tax assets, net	23,536	20,773	2,970
Deferred tax liabilities	—	—	—

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2024 and 2025, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

As of December 31, 2024 and 2025, the Group had tax losses of RMB9,748.5 million and RMB12,073.4 million (US$1,726.5 million) deriving from entities in Chinese mainland, Hong Kong and Singapore. The tax losses in Chinese mainland can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2025 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented. As of and for the years ended December 31, 2023, 2024 and 2025, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. And the Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2023, 2024 and 2025. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

16.
EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries, VIEs and VIE’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries, VIEs and VIE’s subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB482.1 million, RMB441.7 million and RMB504.8 million (US$72.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

17.
COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2025:

	RMB	US$
	(In thousands)
2026	18,296	2,616
2027	20,364	2,912
2028	19,613	2,805
2029	17,769	2,541
2030 and thereafter	64,109	9,167
	140,151	20,041

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2025:

	RMB	US$
	(In thousands)
2026	8,827,695	1,262,344
2027	5,109,474	730,645
2028	2,778,807	397,364
2029	827,147	118,280
2030 and thereafter	378,960	54,191
	17,922,083	2,562,824

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Capital commitment

Future minimum payments under non-cancelable agreements for the purchase of fixed assets consist of the following as of December 31, 2025:

	RMB	US$
	(In thousands)
2026	18,258	2,610
2027	16,621	2,377
2028	15,908	2,275
2029	7,235	1,035
2030 and thereafter	—	—
	58,022	8,297

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2025. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, with certain restricted deposits used as security against certain lawsuits, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB14.5 million and RMB9.5 million (US$1.4 million) in “Accrued expenses” in the consolidated balance sheets as of December 31, 2024 and 2025.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of December 31, 2025, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after December 31, 2025, but related to cases arising on or before December 31, 2025. The Group is in the process of appealing certain judgments for which losses have been accrued.

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

As of December 31, 2025, there were 3,713,284,286 and 3,041,097,278 Class A and Class B ordinary shares outstanding, and 141,999,316 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

19.
PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

Each of the Company’s entities in Chinese mainland is required to set aside at least 10% of its after-tax profits as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each entity may allocate a portion of its after-tax profits based on PRC GAAP to a discretionary surplus fund at its discretion. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2024 and 2025, the Company’s Chinese mainland subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB46.2 million and RMB50.8 million (US$7.3 million), respectively, in its statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of December 31, 2025. Even though the Group currently does not require any such dividends, loans or advances from the Chinese mainland subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its Chinese mainland subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s Chinese mainland subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB19,468.4 million (US$2,784.0 million) as of December 31, 2025.

20.
EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the if-converted method and the treasury stock method. The effect of the convertible senior notes was excluded from the computation of diluted net earnings/(loss) per share for the years ended December 31, 2023, 2024 and 2025, as its effect would be anti-dilutive. The effect of share options was excluded from the computation of diluted net loss per share for the year ended December 31, 2025, as its effect would be anti-dilutive.

Basic and diluted earnings/(loss) per Class A and Class B ordinary share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

	Year ended December 31,
	2023		2024		2025		2025
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In thousands)
Earnings/(loss) per share—basic:
Numerator
Net income/(loss) attributable to iQIYI, Inc.	1,048,303	877,166	418,801	345,258	(113,311)	(16,203)	(93,000)	(13,299)
Numerator used for basic earnings/(loss) per share	1,048,303	877,166	418,801	345,258	(113,311)	(16,203)	(93,000)	(13,299)
Denominator
Weighted average number of ordinary shares outstanding	3,634,425,531	3,041,097,278	3,688,877,543	3,041,097,278	3,705,258,164	3,705,258,164	3,041,097,278	3,041,097,278
Denominator used for basic earnings/(loss) per share	3,634,425,531	3,041,097,278	3,688,877,543	3,041,097,278	3,705,258,164	3,705,258,164	3,041,097,278	3,041,097,278
Earnings/(loss) per share—basic	0.29	0.29	0.11	0.11	(0.03)	(0.00)	(0.03)	(0.00)

Earnings/(loss) per share—diluted:
Numerator
Allocation of net income/(loss) available to iQIYI, Inc.'s ordinary shareholders	1,067,342	858,127	422,331	341,728	(113,311)	(16,203)	(93,000)	(13,299)
Reallocation of net income/(loss) available to iQIYI, Inc.'s ordinary shareholders as a result of conversion of Class B to Class A shares	858,127	—	341,728	—	(93,000)	(13,299)	—	—
Numerator used for diluted earnings/(loss) per share	1,925,469	858,127	764,059	341,728	(206,311)	(29,502)	(93,000)	(13,299)
Denominator
Weighted average number of ordinary shares outstanding	3,634,425,531	3,041,097,278	3,688,877,543	3,041,097,278	3,705,258,164	3,705,258,164	3,041,097,278	3,041,097,278
Conversion of Class B to Class A ordinary shares	3,041,097,278	—	3,041,097,278	—	3,041,097,278	3,041,097,278	—	—
Share-based awards	148,105,257	—	69,525,328	—	—	—	—	—
Denominator used for diluted earnings/(loss) per share	6,823,628,066	3,041,097,278	6,799,500,149	3,041,097,278	6,746,355,442	6,746,355,442	3,041,097,278	3,041,097,278
Earnings/(loss) per share—diluted	0.28	0.28	0.11	0.11	(0.03)	(0.00)	(0.03)	(0.00)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

for cause other than death or permanent disability, the vested portion of the options will be expired upon 90 days following such termination.

The Company has granted options under the 2024 Plan to its employees and directors. All options vest over a four-year period.

The following table sets forth the summary of option activity for the year ended December 31, 2025:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$ in thousands)
Outstanding, December 31, 2024	578,455,922	0.28
Granted (i)	76,706,000	0.01
Forfeited/Expired	(26,876,122)	0.24
Exercised	(14,490,399)	0.00
Outstanding, December 31, 2025	613,795,401	0.25	5.96	81,954
Vested and expected to vest as of December 31, 2025	597,060,358	0.26	5.87	77,511
Exercisable as of December 31, 2025	419,870,276	0.36	4.84	31,363

(i)
It consists a total of 15,162,000 options granted with an exercise price of US$0 each that will reduce the number of ordinary shares under the 2021 Plan available for future grants by 1.3 ordinary shares.

As of December 31, 2025, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share options granted to the Group’s employees and directors was RMB450.0 million (US$64.3 million). Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.08 years and may be adjusted for future changes in estimated forfeitures.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2023, 2024 and 2025 were US$0.87, US$0.63 and US$0.30, respectively. The total fair value of options vested during the years ended December 31, 2023, 2024 and 2025 were RMB558.9 million, RMB496.3 million and RMB418.5 million (US$59.8 million), respectively. Total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 were RMB55.0 million, RMB27.0 million and RMB28.2 million (US$4.0 million), respectively.

The Company uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options granted to employees and non-employees were as follows:

	Year Ended December 31,
	2023	2024	2025
Fair value of ordinary shares (US$)	0.64	0.72	0.23~0.32
Risk-free interest rate (%)	3.70	4.61	4.16~4.50
Expected volatility (%)	79.2	75.7	74.7~75.0
Expected dividend yield	—	—	—
Expected exercise multiple	2.8	2.8	2.8

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	133,160	121,048	112,822	16,133
Selling, general and administrative	314,788	273,330	163,585	23,393
Research and development	188,784	150,017	127,018	18,163
	636,732	544,395	403,425	57,689

22.
RELATED PARTY TRANSACTIONS
a)
The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”) Others	The Company’s controlling shareholder and its subsidiaries Equity investees that the Group or Baidu Group has significant influence over

The co-founder and executive chairman of PAGAC IV-4 (Cayman) Limited (“PAG”) ceased to be the director of the Company on December 3, 2025, hence the related party transactions with PAG for the year ended December 31, 2025 includes transactions that occurred from January 1, 2025 to December 3, 2025.

b)
The Group had the following related party transactions with the major related parties:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Membership services revenues
Membership services revenue earned from memberships sold to Baidu Group	92,900	90,816	64,687	9,250
Online advertising revenues
Advertising services provided to Baidu Group	17,696	7,509	11,364	1,625
Advertising services provided to Others	178,913	63,876	85,655	12,249
Content distribution revenues
Content licensed to Others (i)	260,086	231,825	171,492	24,523
Other revenues
Others	91,970	56,675	47,349	6,771
Interest income
Loan due from PAG	17,624	121,212	212,312	30,360
Cost of revenues
License fees to Baidu Group	20,416	35,557	16,795	2,402
Bandwidth and cloud services fee to Baidu Group	550,748	575,347	506,150	72,378
Others (ii)	326,927	287,379	226,928	32,450
Selling, general and administrative
Advertising services provided by Baidu Group	116,068	112,686	85,029	12,159
Others	24,642	14,531	17,252	2,467

(i)
The transactions mainly represent revenues derived from content distributed to Investee B.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

(ii)
The transactions mainly represent revenue sharing arrangements with various equity investees, pursuant to which the Group incurred revenue sharing cost for content uploaded or provided by the equity investees.

For the years ended December 31, 2023, 2024 and 2025, the Group purchased content and others from equity investees in an amount of RMB1,602.5 million, RMB1,745.7 million and RMB1,474.1 million (US$210.8 million), respectively. Except for the transaction disclosed above, other related party transactions were insignificant for each of the years presented.

c)
The Group had the following related party balances with the major related parties:

Except for the non-trade balances disclosed below, amounts due from/due to related parties as of December 31, 2024 and 2025 relate to transactions arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Amounts due from related parties, current:
Due from Baidu Group (i)	1,243	13,527	1,934
Loan due from PAG (ii)	41,010	—	—
Due from Others (iii)	240,870	208,154	29,766
	283,123	221,681	31,700
Amounts due from related parties, non-current:
Loan due from PAG (ii)	3,813,937	—	—
Due from Others (iv)	137,000	167,000	23,881
	3,950,937	167,000	23,881

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Amounts due to related parties, current:
Loans due to Baidu Group (v)	50,000	50,000	7,150
Due to Baidu Group (vi)	2,131,649	2,407,748	344,303
Deferred revenue in relation to services to be provided to an equity investee (vii)	21,186	21,186	3,030
Due to Others (viii)	1,036,201	1,238,349	177,081
	3,239,036	3,717,283	531,564
Amounts due to related parties, non-current:
Due to Baidu Group (vi)	3,178	2,667	381
Deferred revenue in relation to services to be provided to an equity investee (vii)	55,147	33,954	4,855
Due to Others	901	1,571	225
	59,226	38,192	5,461

(i)
The balance mainly represents amounts due from Baidu Group for membership services, online advertising services and other services.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

(ii)
As of December 31, 2024, the balance represents a non-trade loan and interest receivables due from PAG with the principal of US$522.5 million at an interest rate of 6% per annum, due on the date which PAG and its affiliates cease to hold any portion of the PAG Notes (Note 14) in accordance with the facility agreements entered into in September 2023 and August 2024. In October 2025, the Group entered into another facility agreement with PAG which provided an additional loan facility of US$114.1 million, with an interest rate of 4.5% per annum due on the date which PAG and its affiliates cease to hold any portion of the PAG Notes. PAG released all remaining collateral secured by the Group under the PAG Notes, and pledged to the Group all the PAG Notes it held. As of December 31,2025, the balance is classified as “Prepayment and other assets” as a result of PAG ceasing to be a related party of the Group on December 3, 2025.
(iii)
The balance mainly represents amounts due from or advances made to equity investees for content distribution services and other services.
(iv)
The balance mainly represents prepayments for licensed copyrights to be received from the Group’s equity investees.
(v)
The total outstanding balance represents a non-trade interest-free loan of RMB50.0 million, which is due on demand.
(vi)
The balance mainly represents amounts owed to Baidu for bandwidth and cloud services provided to the Group.
(vii)
The balance represents deferred revenue in relation to licenses of intellectual property to be provided to Investee A.
(viii)
The balance mainly represents amounts owed to the Group’s equity investees for acquisition of content assets and advances made for online advertising services.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

23.
FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2024 and 2025 and non-recurring fair value measurements as of December 31, 2024 and 2025:

	Fair Value Measurements or disclosure
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Fair value disclosure
As of December 31, 2024:
Cash equivalents
Time deposits (i)		781,205
Convertible senior notes, current portion (ii)		16,671	207,531
Convertible senior notes, non-current portion (ii)		3,932,041	3,765,189

As of December 31, 2025:
Cash equivalents
Time deposits (i)		823,823
Short-term investments
Held-to-maturity debt securities (i)		33,127
Convertible senior notes, current portion (ii)		1,457,736
Convertible senior notes, non-current portion (ii)		2,398,144	3,914,609

Fair value measurements on a recurring basis
As of December 31, 2024:
Short-term investments
Available-for-sale debt securities (i)		941,610
Long-term investments
Available-for-sale debt securities (iii)			788,982
Equity investments at fair value with readily determinable fair value	9,500

As of December 31, 2025:
Short-term investments
Available-for-sale debt securities (i)		281,692
Long-term investments
Available-for-sale debt securities (iii)			602,660
Equity investments at fair value with readily determinable fair value	9,703
Accrued expenses and other liabilities
Derivative instruments		33,705

Fair value measurements on a non-recurring basis
As of December 31, 2024:
Produced content monetized on its own (iv)			73,936	(95,277)
Long-term investments (v)			344,843	(192,613)

As of December 31, 2025:
Produced content monetized on its own (iv)			46,884	(85,501)	(12,226)
Long-term investments (v)			48,381	(18,451)	(2,638)

Recurring

(i)
The fair value of time deposits is determined based on the prevailing interest rates in the market. Due to maturities of less than one year, the carrying values of short-term investments approximate their fair values.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

(ii)
The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets, and presents the fair value for disclosure purposes only. The fair values of the convertible senior notes are classified as Level 2 or Level 3 in the fair value hierarchy. For further information on the convertible senior notes, see Note 14.
(iii)
Long-term available-for-sale debt securities are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at the Company’s option, which do not have readily determinable market values. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (Level 3) such as selection of comparable companies and multiples, expected volatility and discount for lack of marketability.

	2024	2025	2025
	RMB	RMB	US$
	(In thousands)
Balance as of January 1,	466,006	788,982	112,823
Addition	492	—	—
Disposals	(52,581)	(10,000)	(1,430)
Conversion	370,373	35,000	5,005
Accrued interests	618	—	—
Allowance for credit losses	—	(54,093)	(7,735)
Net unrealized fair value change recognized in other comprehensive income	(2,506)	(150,066)	(21,459)
Foreign currency translation adjustments	6,580	(7,163)	(1,025)
Balance as of December 31	788,982	602,660	86,179

Non-recurring

(iv)
Due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) primarily include forecasted future revenues. The Group considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured to the fair value as of each quarter end. Impairment charges were recognized as cost of revenues in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025, respectively.
(v)
The Group measure equity securities accounted for under the measurement alternative and equity method investments at fair value on a non-recurring basis only if an impairment charge recognized. These non-recurring fair value measurements are measured on the date of impairment. The fair values of the Group’s investments in publicly listed companies are measured using quoted market prices. For estimating the fair value of investments without observable market prices, the Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (Level 3) such as selection of comparable companies and multiples, expected volatility and discount for lack of marketability. The Group also measures equity investments accounted for under the measurement alternative at fair value on a non-recurring basis when there is an orderly transaction for identical or similar investments of the same issuer. These non-recurring fair value measurements were measured as of the observable transaction dates. The fair values of these privately held investments were categorized as Level 3 in the fair value hierarchy, and are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. As a result of the above assessment, certain long-term investments were determined to be impaired or re-measured to their fair values when applicable. The impairment charges or total net unrealized gains/(losses) were recognized in “Others, net” in the consolidated statements of

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

comprehensive income/(loss) during the years ended December 31, 2023, 2024 and 2025. 5% increase/decrease in multiples or expected volatility would not result significant change in fair value of the investments classified as level 3.
24.
ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustments	Unrealized losses on available-for-sale debt securities	Total
	RMB	RMB	RMB
	(In thousands)
Balance at December 31, 2022	1,886,971	(23,517)	1,863,454
Other comprehensive loss before reclassification	(163,983)	(11,367)	(175,350)
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive loss	(163,983)	(11,367)	(175,350)
Other comprehensive income attributable to noncontrolling interests	(57)	—	(57)
Balance at December 31, 2023	1,722,931	(34,884)	1,688,047
Other comprehensive loss before reclassification	(133,922)	(8,899)	(142,821)
Amounts reclassified from accumulated other comprehensive income	—	6,393	6,393
Net current-period other comprehensive loss	(133,922)	(2,506)	(136,428)
Other comprehensive income attributable to noncontrolling interests	(611)	(485)	(1,096)
Balance at December 31, 2024	1,588,398	(37,875)	1,550,523
Other comprehensive loss before reclassification	(96,408)	(150,008)	(246,416)
Amounts reclassified from accumulated other comprehensive income	—	(58)	(58)
Net current-period other comprehensive loss	(96,408)	(150,066)	(246,474)
Other comprehensive income attributable to noncontrolling interests	603	890	1,493
Balance at December 31, 2025	1,492,593	(187,051)	1,305,542
Balance at December 31, 2025 in US$	213,438	(26,748)	186,690

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

Gains in the amount of RMB687.4 million, RMB529.5 million and losses in the amount of RMB510.8 million (US$73.0 million) on intracompany foreign currency transactions that are of a long-term-investment nature are included in the foreign currency translation adjustments for the years ended December 31, 2023, 2024 and 2025, respectively.

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

25.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	Note	2024	2025	2025
		RMB	RMB	US$
		(In thousands)
ASSETS
Current assets:
Cash and cash equivalents		887,386	1,615,986	231,083
Prepayments and other assets		2,543	19,043	2,723
Amounts due from entities within the Group		21,082,425	19,898,404	2,845,435

Total current assets		21,972,354	21,533,433	3,079,241

Total non-current assets		—	—	—

Total assets		21,972,354	21,533,433	3,079,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes	14	242,460	1,459,151	208,656
Accrued expenses and other liabilities		13,898	45,808	6,550

Total current liabilities		256,358	1,504,959	215,206

Non-current liabilities
Convertible senior notes	14	8,350,570	6,711,948	959,796

Total non-current liabilities		8,350,570	6,711,948	959,796

Total liabilities		8,606,928	8,216,907	1,175,002

Commitments and contingencies	17
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 3,854,584,680 and 3,855,283,602 shares issued as of December 31, 2024 and 2025, respectively; 3,698,793,887 and 3,713,284,286 shares outstanding as of December 31, 2024 and 2025, respectively)	18	238	239	34
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2024 and 2025; 3,041,097,278 shares issued and outstanding as of December 31, 2024 and 2025)	18	193	193	28
Additional paid-in capital		55,623,841	56,026,232	8,011,645
Accumulated deficit	19	(43,809,369)	(44,015,680)	(6,294,158)
Accumulated other comprehensive income	24	1,550,523	1,305,542	186,690

Total shareholders’ equity		13,365,426	13,316,526	1,904,239

Total liabilities and shareholders’ equity		21,972,354	21,533,433	3,079,241

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Condensed Statements of Comprehensive Income/(Loss)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Operating costs and expenses:
Selling, general and administrative	(11,397)	(13,814)	(14,893)	(2,130)

Operating loss
Share of income/(losses) of subsidiaries, VIEs and VIEs’ subsidiaries	2,975,000	1,844,679	(751,561)	(107,472)
Interest income	115,209	59,742	41,912	5,993
Interest expenses	(726,487)	(672,647)	(334,890)	(47,889)
Foreign exchange gain/(loss), net	(665,335)	(640,334)	707,365	101,152
Others, net	238,479	186,433	145,756	20,844

Net income/(loss)	1,925,469	764,059	(206,311)	(29,502)

Net income/(loss) attributable to ordinary shareholders	1,925,469	764,059	(206,311)	(29,502)

Other comprehensive loss:
Foreign currency translation adjustments	(164,040)	(134,533)	(95,805)	(13,700)
Unrealized losses on available-for-sale debt securities	(11,367)	(2,991)	(149,176)	(21,332)

Total other comprehensive loss, net of tax	(175,407)	(137,524)	(244,981)	(35,032)

Comprehensive income/(loss)	1,750,062	626,535	(451,292)	(64,534)

iQIYI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025—continued

Condensed Statements of Cash Flows

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In thousands)
Net cash used for operating activities	(370,682)	(35,985)	(69,191)	(9,894)
Net cash provided by investing activities	238,001	3,384,507	1,185,440	169,516
Net cash used for financing activities	(3,859,442)	(2,873,166)	(338,134)	(48,353)
Effect of exchange rate changes on cash and cash equivalents	58,157	11,028	(49,515)	(7,081)

Net increase/(decrease) in cash and cash equivalents	(3,933,966)	486,384	728,600	104,188
Cash and cash equivalents at the beginning of the year	4,334,968	401,002	887,386	126,895
Cash and cash equivalents at the end of the year	401,002	887,386	1,615,986	231,083

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. The subsidiaries, VIEs and VIEs’ subsidiaries income or losses are reported as “Share of income/(losses) of subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive income/(loss). Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries, VIEs and VIEs’ subsidiaries was reduced to nil as of December 31, 2024 and 2025, and the carrying amount of “Amounts due from entities within the Group” was further adjusted as the Company committed to provide financial support to its VIEs as disclosed in Note 1.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

26.
SUBSEQUENT EVENTS

In March 2026, the Company redeemed US$207.8 million principal amount of the 2028 Notes as requested by the holders. Following settlement of the repurchase, US$0.3 million principal amount of the 2028 Notes will remain outstanding.